Form 20-F
period 1997-12-31
NYMOX PHARMACEUTICAL CORP
filed 1998-05-08
CIK 1018735

                                  Form 20-F

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934 [Fee required]

                                       or

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee required]

     For the fiscal year ended December 31, 1997

                                       or

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [No fee required]

     For the transition period from                 to

Commission file number

                        NYMOX PHARMACEUTICAL CORPORATION
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                (Translation of registrant's name into English)

                                     CANADA
                (Jurisdiction of incorporation or organization)

                              9900 Cavendish Blvd.
                                   Suite 306
                              St. Laurent, Quebec
                                    H4M 2V2

         Securities registered or to be registered pursuant to section
                               12(b) of the Act.


                                                       NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                                    ON WHICH REGISTERED

None                                                   Not Applicable

         Securities registered or to be registered pursuant to
                            section 12(g) of the Act

                                  COMMON STOCK
                                (Title of Class)

         Securities registered or to be registered pursuant to
                            section 15(d) of the Act

                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 18,632,873 shares as of December 31, 1997.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)), and (2) has been subject to such filing requirements for the past 90 days.

     Yes  [X]            No __

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 __             Item 18  [X]

PART I

ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

NYMOX Pharmaceutical Corporation ("NYMOX" or the "Company", which terms include the Company's subsidiary) is a development stage biopharmaceutical company, based in Rockville, Maryland and Saint Laurent, Quebec, Canada with several major pharmaceutical projects in development in addition to expertise in diagnostic technology. The company specializes in the research and development of therapeutics and diagnostics for the aging population with emphasis on Alzheimer's disease. NYMOX is in the process of developing products which, subject to approval of regulatory authorities, will be targeted for the global market. NYMOX has completed the research and discovery phase of its Alzheimer's diagnostic AD7C(TM) test and anticipates that it will be seeking regulatory approval to permit the Company to sell the AD7C(TM) test kit to laboratories. Pending regulatory approval, the Company is marketing the AD7C(TM) test through a reference laboratory service. (See "Diagnostic Products" below.)

The AD7C(TM) diagnostic test for Alzheimer's disease is currently offered in the NYMOX reference laboratory in Rockville, Maryland and in association with SGS Lab Simon S.A. in Brussels, Belgium. AD7C(TM) is a unique test capable of helping doctors diagnose Alzheimer's disease with very high accuracy which saves patients and families from prolonged uncertainty and anxiety that an average of three years of diagnostic workup often entails. The test is expected to help provide significant savings to health care payors because it can significantly impact the billions of dollars already spent annually on the process. The majority of people examined may not have the disease so that the test will often help to bring quick and positive reassurance.

NYMOX was incorporated in May 1995 for the purpose of acquiring all of the common shares of DMS Pharmaceuticals Inc.("DMS"), a private company which has been carrying on research and development since 1989 on neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease. (See "Management Discussion and Analysis" below).

As used herein, the terms "NYMOX" and the "Company" refer to NYMOX Pharmaceutical Corporation and DMS, the predecessor of NYMOX Pharmaceutical Corporation.

PRODUCTS IN DEVELOPMENT

The company's primary purposes are (i) to develop certain products based upon molecular systems incorporating extensive proprietary technologies discovered, researched, and developed by the company's scientists and their collaborators over the past several years, and (ii) to commercialize such products for use in the diagnosis, prevention, and treatment of Alzheimer's disease. Such commercialization efforts currently are being conducted with respect to the AD7C(TM) test through reference laboratory services and licensing arrangements. Following receipt of regulatory approvals, the company intends to engage in direct sales and marketing. None of the company's products are commercially available at the present time, although the AD7C(TM) test is available in the U.S. and Canada through the Company's reference laboratory service.

NYMOX research and development is categorized into four areas including characterization of biochemical markers of Alzheimer's disease from brain tissue, cerebrospinal fluid, urine and blood; development of commercially significant immunoassays based on the aforementioned characterizations; screening and clinical testing of new compounds for the treatment of Alzheimer's disease; and general research utilizing proprietary opportunities in parallel technologies such as the commercial applications of technologies developed in the previous categories (e.g., application of methods initially formulated in Alzheimer's disease diagnostics or therapeutics research applied to other uses and markets, such as other diseases).

NYMOX holds exclusive patent rights to several biochemical markers from the brain and also has extensive know-how in the development of these and other markers. In addition to AD7C(TM), NYMOX has several other assays at other stages of research.

NYMOX is currently developing new compounds for the possible treatment of Alzheimer's disease. This research is at the preclinical stage. Based on animal studies to date, the Company plans in the near term to seek regulatory authority to begin human (clinical) studies. (See "Development of Therapeutic Products.")

DIAGNOSTIC PRODUCTS

Alzheimer's disease ("AD") is the most important cause of dementia in persons
60 years of age and older. Despite the obvious need for an accurate clinical test, the definitive diagnosis of AD is currently possible only by pathologic examination of postmortem brain tissue. Medical literature addressing AD routinely emphasizes the current lack of a reliable antemortem diagnostic method, due to the lack of biochemical markers confirming the disease. At present, antemortem diagnosis is imperfect and is at best a process of exclusion of other diagnoses.

Following extensive research with potential biochemical markers, NYMOX has developed a test known as AD7C(TM) which the Company believes reliably distinguishes Alzheimer's disease from normal individuals. In company funded trials to date, which have involved over 500 clinical samples, the test has been positive in approximately 80% to 90% of verified Alzheimer patients with a low positive rate in normal controls (i.e., low false positives). These trials have been confirmed by postmortem brain verification and, therefore, NYMOX believes its AD7C(TM) test has the accuracy that is necessary for a test to be useful. The trials are, however, not complete and there can be no assurance that the level of success experienced to date will be repeated with the remaining study participants. In addition, there can be no assurances that regulatory authorities will accept NYMOX's test methodology or results in support of product applications. (See "Government Regulation.")

A screening test offering a low false positive rate in normal patients would be a very useful aid to clinicians investigating patients with subtle or marginal symptoms: mental, emotional, cognitive, or behavioral. If the doctor can rule out Alzheimer's with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor be more certain that Alzheimer's disease is not the cause of the patient's symptoms.

Assuming that future trials show a false positive rate consistent with that achieved by the AD7C(TM) test to date, the Company believes the test will have substantial appeal to the medical community. A reliable AD diagnostic test would significantly streamline both the diagnostic work-up and follow-up management when used in conjunction with sound clinical judgment by a qualified physician. The AD7C(TM) test does not replace the doctor's diagnosis, which is a responsible medical decision based on patient history, physical examination and other relevant medical data. The test should be considered an integral and important component to the diagnosis.

Regulatory approval is necessary before a test kit can be marketed for commercial distribution to other laboratories. (See "Government Regulation"). It is, however, possible under FDA procedures for the AD7C(TM) test to be made available by NYMOX prior to FDA approval on the basis that samples are taken by doctors and sent to NYMOX for processing in its reference laboratory in Rockville, Maryland. The test is performed by NYMOX technical staff on patient samples sent by doctors and the results are reported to the doctor submitting the sample.

NYMOX has also designed a urine test for Alzheimer's disease. The new test has been developed from NYMOX'S NTP based technologies. Another new NYMOX assay system for Alzheimer's disease which recognizes a distinctive brain antigen referred to as 35i9 is also in development.

DEVELOPMENT OF THERAPEUTIC PRODUCTS

In the field of neurodegenerative disease, including Alzheimer's disease, NYMOX has developed two new entities, NX-D3109 and NX-D1191, in addition to the lead drug candidate NX-D2858. These entities are each distinctive and are targeted for Phase 1 testing within one year. They are neurodegeneration inhibitors which have been designed and tested in NYMOX proprietary screening systems. To date, there has been no significant toxicity demonstrated and animal testing results have been positive.

The only FDA-approved drug treatments for Alzheimer's disease in use today are tacrine (brand-name Cognex) and donepezil (brand name Aricept). However, these compounds are effective only in managing the symptoms of AD, and do not arrest the underlying disease process. In contrast, NYMOX's research is aimed at compounds that could arrest the progression of Alzheimer's disease and hence are targeted for long-term use. Such compounds are not expected to show dramatic immediate effects, however, because they would not provide improvement per se on their own. Furthermore, adequate demonstration of arrest of progression sufficient to satisfy regulatory authorities may prove to be a difficult and comparatively long-term task. On the other hand, these "arrest of progression" compounds could be combined with shorter acting treatments, and, because there will be curtailed persistence of injury, the latter drugs could be active longer.

In the field of infectious disease treatments, NYMOX has developed three new entities. The first is NX-B4221 for the treatment of chronic urinary tract infections. The second is NX-B5886 for the treatment of streptococcal infection. The third is NX-T1021 for potential use against staphylococcus. NX-B4221, NX-B5886, and NX-T1021 have all shown bactericidal effects in culture and have thus far been non-toxic. Phase 1 testing is targeted in the next 12 to 18 months.

Once a product receives regulatory approval to begin clinical testing, four distinct development stages are followed:

i) Product Evaluation. The objective of product evaluation is to conduct preliminary studies of potential screening candidates based on in vitro screening methods to determine the feasibility of such products for further testing, development and marketing.

ii) Optimization of Product Formulation. The activities in this stage of development involve the Company in consultations with investigators and scientific personnel. Preliminary selection of screening candidates to become product candidates for further development and further evaluation of drug efficacy is based on a panel of research based biochemical measurements. Extensive formulation work and in vitro testing are conducted for each of various selected screening candidates and/or product candidates.

iii) Clinical Screening and Evaluation. During this phase of development, portions of which may overlap with product evaluation and optimization of product formulation, initial clinical screening on product candidates is undertaken and full scale clinical trials commence.

iv) Final Product Development. The activities to be undertaken in final product development include making final clinical evaluations, performing large-scale experiments to confirm the reproducibility of clinical responses, fabricating clinical lots for any additional extensive clinical testing that may be required, conducting any further safety studies required by the FDA, performing process development work to allow pilot scale production of the product, completing production demonstration runs for each potential product, filing new drug applications ("NAS"), product license applications ("PLAs"), investigational device exemptions ("IDEs") (and required supplements or amendments thereto) and undergoing comprehensive regulatory approval programs and processes.

There can be no assurance that NYMOX will be able to complete successful development and commercialization of any therapeutic products.

In total, NYMOX currently has six therapeutic entities in development, one test being launched (AD7C(TM)), two tests in development, and several major drug screening programs, including drug screening related to the NTP gene in association with the Massachusetts General Hospital.

GOVERNMENTAL REGULATION

The design, development, testing, manufacturing and marketing of pharmaceutical compounds are regulated by governmental regulatory agencies. In the United States, the Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other United States federal statutes and regulations impose requirements on the testing, manufacture and approval of the Company's products marketed in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including the initiation of product seizures, injunction actions and criminal prosecutions based on products or manufacturing practices that violate statutory requirements. In addition, informal administrative remedies can involve voluntary recall of products, as well as the refusal of the government to enter into supply contracts or to approve NAS.

The FDA also has the authority to withdraw approval of drugs in accordance with statutory due process procedures. Similar consumer protection regulation in other countries exists, and approval will need to be acquired in each relevant market. SGS Lab Simon S.A. is required by the terms of its license agreement with the Company to assist the Company in obtaining the necessary government approvals for the Company's marketing effort in Europe.

In the United States, the FDA approval procedure is a two-step process. During the initial product development stage, an investigational new drug application (an "IND") for each product is filed with the FDA. A 30-day waiting period after the filing of each IND is required by the FDA prior to the commencement of initial (Phase I) clinical testing in healthy subjects. If the FDA has not commented on or questioned the IND within such 30-day period, initial clinical studies may begin. If, however, the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

After Phase I testing, extensive efficacy and safety studies in patients must be conducted. After completion of the required clinical testing, an NDA is filed, and its approval, which is required for marketing in the United States, involves an extensive review process by the FDA. The Company expects that most of its new drug formulations will require NDA filings. There can be no marketing in the United States of any product for which an NDA is required until the NDA has been approved by the FDA. The NDA itself is a complicated and detailed document and must include the results of extensive clinical and other testing, the cost of which is substantial. The FDA is required to review applications within 180 days of their filing. However, in the process of reviewing applications, the FDA frequently requests that additional information be submitted and starts the 180-day regulatory review period anew when the requested additional information is submitted. The effect of such request and subsequent submission can significantly extend the time for the NDA review process. Until an NDA is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA to justify approval. The packaging and labeling of products are also subject to FDA regulation. It is impossible to anticipate the amount of time that is required until the NDA has been approved by the FDA.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities must be obtained in any foreign country prior to the commencement of marketing of the product in that country. The approval procedure varies from country to country and can involve additional testing, and the time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general each country has its own procedures and requirements, many of which are time-consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. After such approvals are obtained, further delays may be encountered before the products become commercially available. If, subsequent to approval, new information becomes available concerning the safety or effectiveness of any approved product, labeling for the affected product may need to be revised, or approval of that product may be withdrawn.

All facilities and manufacturing techniques used for the manufacturing of products for clinical use or for sale in the United States must be operated in conformity with good manufacturing practice ("GMP") regulations, the FDA regulations governing the production of pharmaceutical products.

In vitro diagnostic products, medical nutrition devices and certain delivery systems are regulated or potentially regulated under the Federal Food, Drug and Cosmetic Act as medical devices. As medical devices, these products would be subject to premarketing and postmarketing requirements applicable to such devices, including those governing:

i)   clinical testing;

ii)  prior FDA approval in the form of

     a) an FDA determination through the 510(k) process of substantial equivalence to a marketed device or

     b) an approved premarket approval application ("PMA");

iii) postmarketing record and reporting obligations; and

iv)  GMP obligations.

The failure to adhere to these requirements can result in a refusal of permission to market, a withdrawal of permission to market and the imposition of sanctions, including seizure, recall, notification, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA may impose certain postmarket surveillance and/or tracing requirements that may significantly increase the regulatory costs associated with a product. The PMA approval requirements are generally analogous to the NDA approval requirements. The 510(k) process, while generally less burdensome than the PMA requirements, requires affirmative FDA approval and may be dependent upon the generation of safety and effectiveness data, as well as manufacturing and quality assurance data and information. The Company believes it has assembled all the necessary information regarding the AD7C(TM) test in order to apply for PMA approval, and expects to file that application with the FDA within the next three to six months. The PMA requires documentation of four categories of information required by the approval application, specifically indications for use, a description of device characteristics and manufacturing methods, facilities and controls, a discussion of alternative practices and procedures already available to the market, and summaries of safety reports and both clinical and nonclinical studies. There can be no assurance that the AD7C(TM) test or any other medical device that may be developed by the Company in the future will obtain the necessary approvals or that any approval will be obtained within a specified time framework.

Under the Federal Food, Drug and Cosmetic Act, it is possible for a given product to be regulated both as a drug and a medical device subject to the corresponding requirements applicable to the respective categories.

The diagnostic and pharmaceutical products and services of the Company will, to a significant degree, address conditions often experienced by the elderly. Thus, in the United States, the Medicare program, which funds health insurance for the aged and disabled, is likely to be a source of reimbursement for these products and services. Further, because a significant percentage of the elderly are financially needy, the Medicaid program may also provide a source of reimbursement for the Company's products and services.

In general, any restriction on reimbursement, coverage or eligibility under either program could adversely affect reimbursement to the Company for products and services provided to beneficiaries of the Medicare and/or Medicaid programs. In response to rising health care costs, several legislative proposals have been put forward in recent years that would have substantially reduced overall federal Medicare and Medicaid funding. Such proposals have included, for example, provisions to reduce payment amounts for clinical diagnostic laboratory tests under the Medicare program. Additionally, various proposals would grant states substantially increased flexibility in managing their Medicaid programs, subject to a cap on federal spending. In response to such legislation, states may reduce payments under their Medicaid programs by imposing additional limits on coverage, eligibility and/or payments. Any legislative action to reduce federal spending under either program could adversely affect the amount of the Company's reimbursement under the programs and/or the Company's ability to participate in the program as a provider or supplier of services or products.

Moreover, the Company may be required to provide certain of its products or services through reference laboratories. Such laboratories are regulated under the Clinical Laboratories Improvement Act of 1988 ("CLIA"). CLIA imposes requirements for certification, licensure and maintenance of medical records regarding the accuracy of the tests performed. Medicare and Medicaid reimbursement may be conditioned upon compliance with the requirement of CLIA. Additionally, the laboratories may be required to meet applicable state law requirements for diagnostic facilities. Any changes in CLIA or state law requirements in this regard could have an impact on the Company's ability to obtain reimbursement from the Medicare and Medicaid programs.

The Company's ability to obtain payment under the Medicare and Medicaid programs may also be affected by regulatory action at the federal or state level. For example, new products and services developed by the Company will be subject to coverage determinations under both programs. Medicare prohibits payment for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, HCFA interpreted this section of the Act to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. In 1989, HCFA proposed a change to its criteria for coverage of new technologies. The three-part test for coverage would require that the product or service be medically effective, appropriately furnished, and cost effective as compared to an equivalent service already covered by the program. The final rule is expected in the near future. It is unknown what criteria the final rule will adopt or whether the Company's products and services will meet the new requirements.

PATENTS AND PROPRIETARY INFORMATION

NYMOX pursues a policy of seeking patent protection for valuable patentable subject matter of its proprietary technology, and requires all employees, consultants and other persons who may have access to its proprietary technology to sign confidentiality agreements. NYMOX believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. The Company has certain patents issued and a number of applications pending in the areas of therapeutics and diagnostics in the United States. The Company possesses rights to a diagnostic patent for the AD7C(TM) test, which patent expires in the year 2013. The Company possesses several patents for screening technologies used for finding therapeutic drugs for Alzheimer's disease. These screening technologies consist of biological systems and defined conditions used to determine if a drug possesses a useful action that can predict its potential for use in humans or animals. For example, the Company has patented screening methods that show whether a potential drug can inhibit or arrest some of the pathological changes of Alzheimer's disease. As a second example, the Company has patented screening methods that show whether a potential drug can modify in a useful way the amounts of chemical markers of Alzheimer's disease in a subject. While no proven therapeutic drugs for AD have yet been found using these screening technologies, they are a useful component to the Company's therapeutic product development. (See "Development of Therapeutic Products.") The Company also possesses patents for unique proteins which are related to Alzheimer's disease and which may, after further research and clinical trials, prove useful in either diagnostic or therapeutic applications. The Company has filed patent applications for other technologies in the fields of diagnosis and therapeutics similar to those described above. Similar patent applications have also been filed in most European countries, Canada, Japan and selected countries worldwide depending on the patent application in question.

NYMOX currently has numerous patent applications in the United States claiming brain markers and screening and diagnostic technologies. NYMOX also has patent applications pending covering therapeutics and diagnostics in Alzheimer's disease and related conditions. NYMOX has eight issued patents. NYMOX also has other patents in a number of countries and has applications on file in numerous other countries. NYMOX also has an exclusive license to patents from the Massachusetts General Hospital covering rights to the AD7C(TM) diagnostic and related therapeutic products. Under this license, the Massachusetts General Hospital ("MGH") benefits from research funding and collaboration from NYMOX and is entitled to royalties of 4% from worldwide sales of the AD7C(TM) test.

The commercial success of products incorporating the technologies may depend, in part, upon NYMOX's ability to obtain strong patent protection. Although NYMOX patents, pending patent applications, and patents obtained in the future covering the NYMOX technologies may be of importance to future operations, there can be no assurance that any additional patents will be issued or that any patents, now or hereafter issued, will be of commercial benefit.

Numerous other companies are believed to be working in the fields of diagnostics and therapeutics for Alzheimer's disease and related conditions. These companies have obtained patents covering various technologies. The Company believes that the patents issued to date will not preclude the Company from developing and marketing its technologies; however, it is impossible to predict at this time the extent to which licenses from third parties will be necessary. If licenses were to be needed from third parties there can be no assurance that such license could be obtained or could be obtained on commercially reasonable terms.

There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues remain as to the extent to which patent protection may be afforded in the field of biotechnology in the United States, Canada and other countries, and the scope of any such protection has not yet been broadly tested. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company's know-how is generally controlled under agreements with the parties involved. In addition, the Company has confidentiality agreements with its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property, or that disclosure of the Company's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. To the extent that consultants or research collaborators use intellectual property owned by others in their work with the Company, disputes may also arise as to the rights to related or resulting know-how or inventions.

COMPETITION

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. The Company's competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Company. In addition, many biotechnology companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, government agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The Company is aware of certain products manufactured or under development by competitors that are used for the prevention, treatment or detection of AD. The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

For certain of the Company's potential products, an important factor in competition may be the timing of market introduction of the Company's or competitors' products. The Company's competition will be determined in part by the potential indications for which the Company's products are developed and ultimately approved by regulatory authorities. The development by competitors of new treatment methods for those indications for which the Company is developing products could render the Company's products noncompetitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

In the field of AD diagnostics, the competition consists of other proposed biochemical markers being tested and hypothesized to be of use in either diagnosing or ruling out the diagnosis of Alzheimer's. This distinction is highly relevant because the Company believes data which refer only to AD cases is misleading. In reality, the diagnosis is unknown prior to testing (hence the need for testing in the first place), and therefore data on accuracy must reflect positives and negatives. In other words, a test which diagnoses a certain percentage of only the positives, and is uncertain or non-contributory on the negatives will in fact have accuracy inversely proportional to the number of normals. Therefore, in the usual clinical setting where the vast majority of lab tests are normal (i.e., negative), the accuracy of any test which only diagnoses a proportion of the positives will turn out to be very small and therefore not useful.

MARKETING

NYMOX's commercial activities with respect to any product are subject to regulatory approval in each national market. (See "Government Regulation.") The Company has not yet begun to commercially market or distribute any products although it is in the process of implementing a reference laboratory service with respect to the AD7C(TM) test. (See "Diagnostic Products.") Assuming regulatory approval, the Company will employ a variety of marketing approaches depending on the product and the market.

With respect to the AD7C(TM) test, the Company intends to retain primary responsibility for all commercial activities conducted in North America. The Company currently has established an AD7C(TM) Clinical Reference Laboratory service in Rockville, Maryland (U.S.). The laboratory is fully operational and has been CLIA certified, which is a level of certification necessary in the United States medical market. The Company intends to establish additional laboratory facilities in other countries, although at present the company is focusing its efforts on finding suitable overseas licensees who have both the economic and scientific resources to effect a more rapid penetration of the AD7C(TM) test in their home markets. The Company has signed a non-exclusive license agreement with SGS Lab Simon S.A. of Belgium to perform and market the AD7C(TM) test in Europe. SGS Lab Simon S.A. is a leading supplier of laboratory services in Europe, and is part of the SGS Group (Societe Generale de Surveillance), the world's largest control and inspection organization, based in Geneva, Switzerland. Additional license relationships may be arranged in the future, although there can be no assurance that the Company will be able to enter into agreements with other licensees on terms acceptable to the Company or that any license revenues will be derived from either SGS Lab Simon S.A. or any other licensee.

NYMOX plans to market and sell certain of its therapeutic products, if successfully developed and approved, directly or through co-promotion arrangements or other licensing arrangements with third parties. In cases where NYMOX has sole or shared marketing rights, it plans to build a small, focused sales force if and when such products approach marketing approval in some markets, including Europe. Implementation of this strategy will depend on many factors, including the market potential of any products the Company develops as well as on the Company's financial resources. To the extent the Company will enter into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties.

ITEM 2. DESCRIPTION OF PROPERTY

a) NYMOX laboratories in Rockville, Maryland comprise 5,500 square feet of leased space. The lease agreement expires in March 31, 2000. The facility in Saint Laurent, Quebec, Canada comprises 3,700 square feet of leased space. The lease agreement expires in August 1998. The Company owns a full complement of equipment used in all aspects of its R&D and its reference laboratories. The Company believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

b)   Not applicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings involving NYMOX or any of its assets.

ITEM 4. CONTROL OF REGISTRANT

a), b) The following table sets forth information as of March 31, 1998 regarding ownership of the common shares by Dr. Paul Averback (see Item 10), who is the only person known to the Company to own more than 10% of the common shares, and by all directors and officers as a group.



NAME                                       NO. SHARES     PERCENT OF CLASS
Dr. Paul Averback                          12,643,895           67.8%

All directors and officers as a group      12,725,850           68.3%


In addition, as of such date Dr. Averback's wife owned 1,154,297 common shares (6.2%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.7%).

Pursuant to an escrow agreement (the "Escrow Agreement") dated December 18, 1995 an aggregate of 11,522,331 common shares of the Company owned by Dr. Paul Averback and his wife were placed in escrow by the Montreal Trust Company of Canada, of which 3,840,777 shares (the "Escrowed Shares") presently remain in escrow. The Escrowed Shares generally may not be sold, assigned, hypothecated, pledged, charged, alienated, released from escrow, transferred within escrow or otherwise in any manner dealt with without the express consent, order, direction in writing of the Montreal Exchange. The escrow arrangement provides for automatic release upon the following terms:


Release Date                     Number of Shares
------------                     ----------------

December 18, 1996                     3,840,777
     (Released As Scheduled)
December 18, 1997                     3,840,777
     (Released As Scheduled)
December 18, 1998                     3,840,777


To the knowledge of the Company, no other shareholder beneficially owns more than 10% of the shares of the Company.

c) Not applicable.


ITEM 5. NATURE OF TRADING MARKET

The Common Shares of NYMOX have been listed and posted for trading on the Montreal Exchange since December 18, 1995 and on The Nasdaq Stock Market since November 25, 1997. The following tables set out the high and low reported trading prices of the common shares on The Nasdaq Stock Market and the Montreal Exchange during the periods indicated.


THE NASDAQ STOCK MARKET:

                         High (US$)        Low (US$)       Volume (Shares)
                         ----------        ---------       ---------------
1997 4th quarter         $8.750            $6.250          134,276
1998 1st quarter         $13.625           $5.688          5,561,919


THE MONTREAL EXCHANGE:

                         High (CDN$)       Low (CDN$)      Volume(Shares)
                         -----------       ----------      --------------
1996 1st quarter         $9.50             $2.80           2,179,929
     2nd quarter         $19.40            $8.00           1,758,384
     3rd quarter         $20.00            $14.75          1,164,185
     4th quarter         $17.75            $10.00          543,799
1997 1st quarter         $15.50            $10.95          347,969
     2nd quarter         $11.25            $6.00           477,108
     3rd quarter         $10.50            $7.50           326,504
     4th quarter         $12.40            $7.25           588,709
1998 1st quarter         $19.00            $8.15           1,478,377

According to information furnished to the Company by the transfer agent for the common shares, as of March 31, 1998, there were approximately 904 holders of record of the common shares and 314 beneficial shareholders in total of which 76 were holders of record of the common shares and 54 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 1,481,836 shares, representing 7.7% of the outstanding shares of common stock.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

a) Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

b) There are no limitations on the rights of non-Canadians to exercise voting rights on their shares of NYMOX.

ITEM 7. TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following discussion is a fair summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Stock who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Stock as capital property, are not residents of Canada at any time when holding Common Stock and do not use or hold and are not deemed to use or hold Common Stock in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Stock that is effectively connected with an insurance business carried on in Canada.

This summary is based on the current provision of the Canadian Act, the regulations thereunder, the Canada-United States Income Tax Convention (1980) (the "Treaty"), and the third protocol signed August 31, 1994 (the "Protocol"), as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and on counsel's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Stock unless the Common Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Common Stock will not be taxable Canadian property to a shareholder provided that the Company is a "public corporation" within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years preceding the date of disposition. The Company qualifies as a "public corporation" within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 10% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company. Pursuant to the Protocol, the rate of withholding tax will generally be reduced to 5%, if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company.

The foregoing discussion is limited to Canadian federal taxation and does not deal with provincial or local taxes or United States federal, state or local taxes. It is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their common stock.

ITEM 8. SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the Company (which data are comprised of the data of DMS prior to its September 1995 acquisition by the Company), for the periods indicated, derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles that have been audited by KPMG, Montreal, Canada in the case of the years ended December 31, 1996 and 1997, by Deloitte & Touche, Montreal, Canada, in the case of the periods ended July 31, 1995 and December 31, 1995, and by Bergeron & Senecal, Brossard, Canada, in the case of the periods ended July 31, 1993 and 1994. The selected financial data for the period ended July 31, 1992 is unaudited. The data set forth below should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere herein.

Effective August 1, 1995, the Company changed its fiscal year from a July 31 year end to a December 31 year end.

NYMOX PHARMACEUTICAL CORPORATION
Selected Financial Data
(expressed in Canadian dollars)

                             JULY 31      JULY 31     JULY 31     DEC. 31      DEC. 31       DEC. 31
                               1993        1994        1995        1995         1996          1997
                                                                (5 months)   (12 months)   (12 months)
                             -------      -------     -------   ----------   ----------    -----------
CANADIAN GAAP
Current Assets                - 0 -        - 0 -       11,963    2,268,097    2,896,234     2,470,335
Capital & Other Assets        12,576       12,576     338,953      366,155    1,317,973     1,475,462
Total Assets                 251,352      239,403     350,916    2,634,252    4,214,207     3,945,797
Liabilities                    9,000       95,376     121,589      151,297      384,226       292,330
Shareholders' Equity         242,352      194,027     229,327    2,482,955    3,829,981     3,653,467
Revenues                      - 0 -        - 0 -       - 0 -        - 0 -       226,940       101,110
Research & Development
Expenditures (note 1)         32,519       55,325     371,939      571,215    2,116,000     2,412,349
Net Loss                      34,519       58,325     377,570      693,846    3,699,064     4,999,455
Loss Per Share (note 2)       - 0 -        - 0 -         0.03         0.04         0.21          0.27

US GAAP (note 3)
Net Loss                      47,862       71,668     393,841    1,639,194    4,330,230     5,198,988
Loss per share (note 2)       - 0 -        - 0 -         0.03         0.11         0.25          0.28
Shareholders' equity         188,980      127,312     146,341    2,391,515    3,107,375     2,731,328

[FN]
Notes:
1) Amounts shown are net of investment tax credits.

2) For periods prior to the reverse acquisition of NYMOX by DMS, the number of shares outstanding is assumed to be 15,000,000 representing the number of shares issued by NYMOX to DMS in September 1995. The Company has never paid dividends on its common stock.

3) Reference is made to Note 9 of the Company's audited financial statements as at and for the year ended December 31, 1997 and to Note 8 of the Company's audited financial statements as at and for the year ended December 31, 1996 and to Notes 10 and 11 of the Company's audited financial statements as of and for the five month period ended December 31, 1995 for a reconciliation of differences between Canadian and US GAAP.

As of March 31, 1998 the exchange rate is CAN$1.4198 to US$1.00. The following table sets forth certain information regarding exchange rates for the periods reflected in the preceding financial data.

FOR THE PERIOD ENDED

                           July 31,    July 31,    July 31,    Dec.31,     Dec.31,      Dec.31,
CAN$ TO US                   1993        1994        1995       1995        1996         1997
                                                             (5 Months)  (12 Months)  (12 Months)
                           --------    --------    --------  ----------  -----------  -----------

Period end                 $1.2817     $1.3825     $1.3609     $1.3695     $1.3618     $1.4291
Average During Period      $1.2563     $1.3465     $1.3775     $1.3548     $1.3636     $1.3850
High                       $1.2945     $1.3990     $1.4267     $1.3820     $1.3747     $1.4291
Low                        $1.1813     $1.2839     $1.3395     $1.3271     $1.3383     $1.3400


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company was formed for the purpose of acquiring all of the common shares of DMS Pharmaceutical Inc. (DMS), a private company carrying on research and development in the field of neurological diagnostics and pharmaceuticals for the aging population. This acquisition was completed during September 1995 for a consideration of 15,000,000 common shares of the Company, resulting in the shareholders of DMS owning substantially all the shares of the Company. This transaction was accounted for under the purchase method of accounting with DMS as the acquiror.

Immediately following the acquisition, the Company acquired a controlling interest in Monterey Capital Inc. ("Monterey"), an unaffiliated public company engaged in the real estate business, for cash of CAN$383,000. The purpose of the transaction was to cause NYMOX to take over Monterey's public company status. The purchase price was determined through arm's-length negotiations between the parties. Monterey was then merged with a wholly-owned subsidiary of the Company with the result that the non-controlling shareholders of Monterey received 468,447 common shares of the Company. The transaction was accounted for as a share issuance of the Company for nominal consideration of CAN$1. It was not considered to be part of the acquisition and sale of Monterey, as that transaction was an intermediary step in meeting the objective of rendering the Company a public company. Concurrently, the shares of the surviving company carrying on the business of Monterey were sold to one of the former Monterey shareholders for cash of CAN$383,000. The sale of the surviving company did not give rise to a gain or loss, since the sale price was equal to its carrying value.

Simultaneously, NYMOX completed a private placement of 1,578,635 common shares at a price of CAN$2.00 per share for net proceeds of CAN$2,947,474 to finance its activities.

The shares of NYMOX were listed on the Montreal Stock Exchange on December 18, 1995.

In April 1996, NYMOX completed private placements totaling 877,300 common shares at a per share price of CAN$6.00 for aggregate net proceeds of CAN$5,263,800.

In May 1997, NYMOX completed a private placement totaling 696,491 units for a total consideration of CAN$4,527,191. Each unit was comprised of one common share of NYMOX and one common share purchase warrant entitling the holder to subscribe to one common share of NYMOX at a per share price of $8.50 until May 15, 1998.

In April 1998, NYMOX completed private placements totaling 217,000 common shares and 255,384 warrants were exercised for total proceeds of CAN$4,037,864. In the private placements, 60,000 units comprised one common share of NYMOX and one common share purchase warrant entitling the holder to subscribe to one common share of NYMOX at a per share price of $10.00 until August 31, 1999, and 86,000 units comprised one common share of NYMOX and one half common share purchase warrant entitling the holder to subscribe to one half common share of NYMOX at a per share price of $8.50 until August 31, 1999.

RESULTS OF OPERATIONS

The Company is a development stage company, which has, during the periods presented in the Summary Financial Information above, realized limited revenues from operations. Most of the revenues during the year ended December 31, 1997 have been derived from interest earned on the cash and short-term investments received from the private placements referred to above. The Company's overall loss for the year ended December 31, 1997 amounted to CAN$4,999,455, or $0.27/share, compared to CAN$3,699,064, or $0.21/share for the year ended December 31, 1996.

FOR THE YEAR ENDED DECEMBER 31, 1997:

Research and development expenditures represented the Company's most significant expenditure and amounted to CAN$2,562,349 for the year ended December 31, 1997, compared with CAN$2,356,000 for the year ended December 31, 1996. The increased expenses were largely attributable to increased expenditures related to laboratory expenses (CAN$178,000) at the Rockville, Maryland laboratory during the year. The Rockville facility was in operation for only 10 months in 1996. The Company also paid its third installment under its research and license agreement with Massachusetts General Hospital ("MGH"), in the amount of CAN$311,310, which was CAN$36,000 higher than the 1996 payment. Under the agreement, the Company is obligated to make certain regularly scheduled payments to MGH as research grants in exchange for royalties from any sales of resulting products. (See "Patents and Proprietary Information"). For 1998 through the year 2002, subject to some early termination rights of the Company, NYMOX is obligated to pay MGH US$172,000 per year, which amount is payable in quarterly installments of US$43,000. Gross research and development expenditures were partially offset by research tax credits available to the Company in Quebec. In 1997, research tax credits amounted to CAN$150,000 compared to CAN$240,000 in 1996. The reduction is attributable to the transfer of certain research and development activities to the United States.

Marketing expenses in 1997 amounted to CAN$1,925,654 for the year ended December 31, 1997 compared to CAN$1,253,894 for the year ended December 31, 1996. Expenditures in 1997 consisted largely of the costs of establishing and maintaining a sales and marketing force (CAN$1,135,000) and costs related to marketing activities such as presentations at conferences, publicity, travel, general expenses, printing and postage (Can$790,000). Expenditures in 1996, consisted of publicity related costs in connection with pre-marketing of AD7C(TM) (CAN$746,000), salaries (CAN$178,000) and other costs related to marketing activities (CAN$330,000).

General and administrative expenses amounted to CAN$589,524 for the year ended December 31, 1997 compared with CAN$497,179 in the year ended December 31, 1996. The increase is attributable to legal costs and expenses related to United States public company registration and the NASDAQ listing (CAN$119,600).

Total current operating expenses are approximately CAN$335,000 per month. Of that amount, the Company is currently spending approximately CAN$145,000 per month on research and development. This number is expected to remain steady in 1998, although if the Company raises additional capital it will devote a portion of that capital to further expansion of research and development efforts. In such event, research and development expenditures will increase.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997, the Company's cash and cash equivalents were CAN$2,287,345. In April 1998, NYMOX completed private placements totaling 217,000 common shares and 255,384 warrants were exercised for total proceeds of CAN$4,037,864.

NYMOX has no financial obligations of significance as at March 31, 1998 other than long-term lease commitments for its premises in the United States and Canada of CAN$19,000 per month and ongoing research funding payments due to MGH, as previously explained.

The Company invested CAN$260,000 in additional capital assets in the year ended December 31, 1997 compared to over Can$1,000,000 in 1996, consisting of patent costs (CAN$210,000), laboratory equipment (CAN$30,000) and computers (CAN$12,000).

The Company does not believe that inflation has had a significant impact on its results of operations.

FOR YEAR ENDED DECEMBER 31, 1996:

Research and development expenditures amounted to CAN$2,356,000 for the year ended December 31, 1996, compared with CAN$571,215 for the five-month period ended December 31, 1995 and CAN$371,939 for the year ended July 31, 1995. The increased expenses were largely attributable to the hiring of additional personnel in Canada (CAN$709,000) and the opening of the Rockville, Maryland laboratory during the year (CAN$448,000), as well as increased expenditures related to laboratory expenses (CAN$588,000). The Company also paid its second installment under its research agreement with MGH, in the amount of CAN$274,675, which was CAN$40,000 higher than the 1995 payment. Gross research and development expenditures were partially offset by research tax credits available to the Company in Quebec.

General and administrative expenses, including marketing related expenses amounted to CAN$1,751,073 for the year ended December 31, 1996 compared with CAN$130,688 in the five-month period ended December 31, 1995. The increase was attributable to the hiring of additional non-research personnel, which amounted to approximately CAN$125,000 and to costs incurred in the Company's Rockville, Maryland laboratory which amounted to approximately CAN$70,000. This facility operates as a wholly-owned subsidiary of the Company. The increase in expenses was also attributable in part to costs related to shareholder relations and other expenses associated with being a public corporation that were not incurred in fiscal 1995 (CAN$257,000) and publicity-related costs (CAN$746,000) in connection with the pre-marketing of AD7C(TM). The remaining increase was related to sundry office expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company made some significant capital asset investments in fiscal 1996.
The Company invested over CAN$1,000,000 in additional capital assets in the year ended December 31, 1996, consisting of investments in laboratory equipment (CAN$704,000), computer software and hardware (CAN$44,000), and furniture and fixtures (CAN$19,000). The balance of capital expenditures consisted of patent costs. Of the total capital expenditures, approximately CAN$142,000 related to investments at the U.S. laboratory in Maryland. As a result, the corresponding depreciation of such assets rose approximately CAN$79,000 compared to the five month period ended December 31, 1995.

FOR PERIODS PRIOR TO DECEMBER 31, 1995:

Research and development expenditures averaged less than CAN$50,000/year from the inception of the Company's operations to the end of the 1994 fiscal year. For the year ended July 31, 1995 research and development expenditures amounted to CAN$371,939, a 572% increase from fiscal 1993. The increase was largely attributable to investments in personnel and supplies made by the Company in a laboratory located in Tennessee and operated by the Company from March 1995 to July 1995. This laboratory was closed in August 1995 and the personnel and supplies transferred to the Company's Montreal facility. The Company continued to expand its research and development program in the five-month period ended December 31, 1995 (the Company's new fiscal year-end). Research and development expenditures amounted to CAN$571,215 in this period compared to CAN$371,939 for the year ended July 31, 1995. The increased expenses are entirely attributable to the payment of the first of three installments due to MGH for research funding. The first payment amounted to CAN$234,675.

General and administrative expenses were minimal from inception of the Company to July 31, 1995, averaging less than CAN$5,000/year. In the short fiscal period ended December 31, 1995, general and administrative expenses amounted to CAN$134,631. The increase from prior levels was due principally to the Company's move to new premises during this period, which included costs related to rent (CAN$55,000), moving expenses (CAN$20,000) and sundry office expenses (CAN$41,000). The Company also hired its Chief Financial Officer during this period which accounted for approximately CAN$14,000 of the increase in the period ended December 1, 1995.

Before the Company became a public corporation, investments in capital resources were mostly limited to costs to secure patents. Since NYMOX became public in December 1995, the Company has made a significant investment in staffing and equipment. Additional costs are being financed through proceeds of private placements completed in December 1995 (net proceeds of CAN$2,947,474) and April 1996 (net proceeds of CAN$5,029,840).

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None; Not applicable. See "Note 8 - Fair Values" in financial report.

ITEM 10. DIRECTORS AND OFFICERS

a)   The directors and executive officers of NYMOX are:

Dr. Paul Averback, M.D., D.A.B.P., President and Director (since September 1995) of the Company, is the founder of the Company and the inventor of much of its initial technology. Prior to founding the Company, Dr. Averback served as President of the Company's predecessor, DMS. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions and from 1991 to 1995 was also Medical Director of the Urgence Lachine medical center. Dr. Averback has published extensively in the scientific and medical literature.

Dr. Hossein A. Ghanbari, Ph. D., Vice President and Director (since September
1995) of the Company, holds a Ph. D. in biochemistry from Pennsylvania State University. From 1982 to 1992, he was employed with Abbott Laboratories, where he was responsible for the first marketed diagnostic test for Alzheimer's disease (on brain tissue). From 1992 to 1994, he was Senior Vice-President, Research and Planning, of Molecular Geriatrics Corporation, a biopharmaceutical company specialized in diseases associated with aging. Dr. Ghanbari is the author of numerous specialized publications and is a member of many international professional associations.

Mr. Roy M. Wolvin, Secretary-Treasurer (since September 1995) of the Company. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Mr. John L. Melikoff, Director (since September 1995) of the Company, is portfolio manager for Interinvest Consulting Corporation, an international private company specialized in fund management. He was, from 1990 to 1991, a registered representative with McNeil Mantha and from 1984 to 1989, with Prudential Bache Securities.

Dr. Colin B. Bier, Ph.D., Director (since December 1995) of the Company, is a leading authority on toxicology and pharmaceutical and biotechnological regulatory affairs and has extensive management experience in the biomedical sector. Dr. Bier was formerly Vice-President and Director of Toxicology at Bio-Research Laboratories, President and Chief Executive Officer of ITR Laboratories and has consulted, managed and been affiliated with numerous biochemical enterprises.

Dr. J. Kenneth Harrington, Ph.D., Director (since January 1996) of the Company, has over 30 years of experience with 3M's Life Sciences businesses, including the positions of Vice-President of Riker Pharmaceuticals and Group Director of 3M's European pharmaceutical divisions. Dr. Harrington is a named inventor on 42 US patents, and has been involved in over 100 successful FDA filings.

Martin Barnes , Director (since June 1997) of the Company is Managing Editor of THE BANK CREDIT ANALYST. Prior to joining THE BANK CREDIT ANALYST RESEARCH GROUP in 1987, Mr. Barnes was the Chief economist at Wood Mackenzie, a leading Edinburgh brokerage firm (1977-1987) and an economist at British Petroleum in London (1973-1977).

Dr. Iraj Beheshti, Ph.D., M.B.A., Vice President and Director of Clinical Reference Laboratories. Dr. Beheshti was Co-Founder and Director of Research and Development (1985-1988) and President and CEO of London Diagnostics (1988-1993). Prior to that he was Senior Scientist with Abbott Laboratories. Before joining NYMOX, Dr. Beheshti was Director of Operations of Acute Care and Outpatient Laboratories at the University of Minnesota Medical School. Dr. Beheshti is an authority in the medical diagnostics field and in affairs dealing with the U.S. Food and Drug Administration. He has been involved in the successful development and commercialization of numerous products, including 14 FDA approved diagnostic kits.

Directors are elected at each annual meeting for a term of office until the next annual meeting. Executive officers are appointed by the Board of Directors and serve at the pleasure of the Board. Other than Dr. Averback, no other officer or director previously was affiliated with DMS.

b) There are no family relationships between any director or executive officer and any other director or executive officer.

ITEM 11. COMPENSATION OF OFFICERS AND DIRECTORS

a) The table below provides compensation information for the fiscal year ended December 31, 1997 for each executive officer of the Company and for the directors and executive officers as a group.

SUMMARY COMPENSATION TABLE
(IN CANADIAN DOLLARS)


                                FISCAL YEAR ENDED      FISCAL YEAR ENDED
                                    12/31/96               12/31/97

NAME AND                                    OTHER CASH             OTHER CASH
PRINCIPAL POSITION              SALARY     COMPENSATION  SALARY   COMPENSATION
------------------             ------     ------------  ------   ------------
Dr. Paul Averback,             $100,000         -       $150,000       -
President and Director
Dr. Hossein A. Ghanbari,       $110,000         -       $142,000       -
Vice President and Director
Mr. Roy Wolvin,                $ 70,200          -      $ 70,200       -
Secretary-Treasury
Dr. Iraj Beheshti,             $122,000         -       $125,000       -
Vice President, Director of
Clinical Reference Laboratories
All directors and executive
officers as a group            $402,200         -       $487,200       -

See "Options to Purchase Securities" in Item 12 for stock options granted.

The Company does not currently have written employment contracts with the above-named executive officers.

Directors of the Company are not paid any fee for board meeting attendance but are reimbursed for expenses incurred in connection with their office.

b) The Company does not have any pension plans or other type of plans providing retirement or similar benefits for directors or executive officers.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES



Total amount of common
stock subject to currently         Purchase Price
exercisable options              (Canadian Dollars)          Expiration Date
--------------------------       ------------------          ----------------
        30,000                         $10.00                October 31, 1999
     1,000,000                         $ 3.25                January 17, 2006
        40,000                         $13.75                January 17, 2006
        40,000                         $ 9.80                January 17, 2006
       110,000                         $11.50                April 30, 2006
        10,000                         $16.75                August 13, 2006
        40,000                         $ 9.00                October 31, 2007
         5,000                         $ 9.25                December 19, 2007

Warrants
       441,107                         $ 8.50                May 15, 1998
        60,000                         $10.00                August 31, 1999
        43,000                         $ 8.50                August 31, 1999

The total number of shares subject to options at March 31, 1998 is 1,826,000, of which options representing 1,275,000 are currently exercisable. Of those, the total number of shares subject to options held by directors and officers of NYMOX is 1,335,000 of which options representing 915,000 shares are currently exercisable.

There are no rights, warrants or options presently outstanding pursuant to which additional common shares could be issued, with the exception of options enabling certain directors, employees and consultants of NYMOX to acquire common shares under the Company's stock option plan and with the further exception of warrants entitling the holders to acquire up to 544,107 common shares of the Company as outlined in the above table.

The Company has created a stock option plan (the "Plan") for its key employees, its officers and directors and certain consultants. The Plan is administered by the Board of Directors of the Company (the "Board"). The Board may from time to time designate individuals to whom options to purchase common shares of the Company be granted and the number of shares to be optioned to each. The total number of common shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of common shares which may be optioned under the Plan cannot exceed 2,000,000 shares without shareholder approval.

The option price per share for common shares which are the subject of any option shall be fixed by the Board when such option is granted and cannot involve a discount to the market price at the time the option is granted. The period during which an option is exercisable shall not exceed 10 years from the date the option is granted. The options may not be assigned, transferred or pledged and expire within three months of the termination of employment and six months of the death of an individual.

Options to purchase up to 1,415,000 common shares were granted under the Plan by the Board of Directors on January 17, 1996 (the "Granting Date"). Of these, options to purchase 1,130,000 common shares were granted to directors and officers of the Company and options to purchase 285,000 shares were granted to non-executive employees and consultants of the Company. Specifically:

i) Options to purchase 645,000 common shares of the Company at a price of CAN$3.25 per share were granted for a period of 10 years to a total of 11 beneficiaries, of which options to purchase a total of 45,000 common shares have been exercised to date.

ii) One senior executive of the Company holds additional options to acquire 200,000 common shares of the Company at a price of CAN$3.25 per share effective as of each of January 17, 1997, 1998 and 1999 (for a total of 600,000 additional shares of which 400,000 are now vested), provided he still be associated with the Company as of the vesting dates.

iii) Two directors of the Company were granted additional options to acquire 5,000 common shares of the Company, effective as of each of the first five anniversary dates of the Granting Date (for a total of 25,000 additional shares each), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction, provided they still be associated with the Company. The first tranche of such options vested January 17, 1997, entitling the option holders to purchase a total of 10,000 shares at a price of CAN$13.75 per share. The second tranche of such options vested January 17, 1998, entitling the option holders to purchase a total of 10,000 shares at a price of CAN$9.80 per share.

iv) One director of the Company was granted additional options to acquire 20,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 80,000 additional shares), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction. The first tranche of this option vested on January 17, 1997, entitling the holder to purchase 20,000 shares at a price of CAN$13.75 per share. The second tranche of such options vested January 17, 1998, entitling the holder to purchase a total of 20,000 shares at a price of CAN$9.80 per share.

v) One senior executive of the Company was granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction. The first tranche of such options vested on January 17, 1997, entitling the holder to purchase 10,000 shares at a price of CAN$13.75 per share. The second tranche of such options vested January 17, 1998, entitling the holder to purchase a total of 10,000 shares at a price of CAN$9.80 per share.

All of the above options are effective for a period of 10 years from the Granting Date. The options described in paragraphs ii) to v) are subject to the approval of the Montreal Exchange.

Under the same plan, on April 30, 1996, options to purchase 115,000 common shares of the Company at a price of CAN$11.50 per share were granted for a period of 10 years to a total of five beneficiaries of which options representing 5,000 shares were subsequently canceled. Options to purchase 25,000 common shares of the Company at a price of CAN$15.50 per share were granted on June 7, 1996 for a period of 10 years to one beneficiary and were subsequently cancelled. On August 13, 1996, one consultant of the Company was granted options to acquire 10,000 common shares of the Company at a price of CAN$16.75 for a period of ten years. This consultant was granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), provided the consultant remains active with the Company on each such vesting date. The exercise price is determined as to each block at the vesting date and equals the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such vesting date, or at such other minimum price allowed by the regulatory authorities having jurisdiction. The first tranche of such options vested on August 13, 1997, entitling the holder to purchase 10,000 shares at a price of CAN$9.00 per share.

Under the same plan, on October 31, 1997, options to purchase up to 230,000 common shares were granted to a total of six beneficiaries under the Plan by the Board of Directors. Specifically:

(i) Options to purchase 30,000 common shares of the Company at a price of CAN$9.00 per share were granted for a period of 10 years to a total of five beneficiaries.

(ii) Two directors of the Company were granted additional options to acquire 5,000 common shares of the Company, effective as of each of the first five anniversary dates of the Granting Date (for a total of 25,000 additional shares each), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction, provided the option holder still be associated with the Company as of the vesting dates.

(iii) A director, an executive and a key employee of the Company were granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), at the closing price of the common shares of the Company on the Montreal Exchange on the trading day immediately preceding such anniversary date, or at such other minimum price allowed by the regulatory authorities having jurisdiction, provided the option holder still be associated with the Company as of the vesting dates.

(iv) One consultant of the Company was granted options to acquire 30,000 common shares of the Company at a price of $10.00 per share, such options to be exercisable for a period of 24 months from the Granting Date.

On December 19, 1997, options to purchase up to 41,000 common shares at a price of Can$9.25 per share were granted for a period of ten years to a total of 15 beneficiaries under the Plan by the Board of Directors. All of the above options vest over a period of three years from the Granting Date, with the exception of 5,000 options granted to one key employee which vested immediately.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

Dr. Hossein Ghanbari, a director and senior officer of the Company has received a loan of CAN$56,000 from NYMOX to assist him in the purchase of a home following his move from the United States to assume his duties with the Company. This loan is interest free and has no fixed terms of repayment.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

a)   Not applicable

b)   Not applicable

c)   Not applicable

                                    Part III

Item 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable

Item 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES

     Not applicable

                                    Part IV
Item 17.  FINANCIAL STATEMENTS

     Not applicable

Item 18.  FINANCIAL STATEMENTS

     The financial statements listed in item 19 are incorporated by reference in this item

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

     a)   Financial statements (which appear after the signature page hereto):

At and for the year ended December 31, 1997:

     Consolidated Balance Sheet -- December 31, 1997
     Consolidated Statement of Earnings and Deficit
     Consolidated Statements of Changes in Financial Position
     Notes

At and for the year ended December 31, 1996:

     Consolidated Balance Sheet -- December 31, 1996
     Consolidated Statement of Earnings and Deficit
     Consolidated Statements of Changes in Financial Position
     Notes

At and for the periods ended July 31, 1995 and December 31, 1995:

     Auditors' Reports
     Consolidated Balance Sheets -- July 31, 1995 and December 31, 1995 Consolidated Statement of Loss and Deficit for five months ended December 31, 1995 and twelve months ended July 31, 1995 Consolidated Statements of Changes in Financial Position for five months ended December 31, 1995 and twelve months ended July 31, 1995
     Notes to Consolidated Financial Statements

                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.


                              NYMOX PHARMACEUTICAL CORPORATION
                                        (Registrant)




                              /s/ Paul Averback
                              --------------------------------
                              Paul Averback
                              Title: President


Date: April 30, 1998

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 1997 and 1996 and the five-month period ended December 31, 1995

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of NYMOX Pharmaceutical Corporation as at December 31, 1997 and 1996 and the consolidated statements of earnings, deficit and changes in financial position for each of the years in the two-year period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for each of the years in the two-year period ended December 31, 1997 in accordance with generally accepted accounting principles.

The consolidated financial statements as at December 31, 1995 and for the five-month period then ended were audited by other auditors who expressed an opinion without reservation on these statements in their report dated January 22, 1996.




Chartered Accountants

Montreal, Canada
February 20, 1998

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 1997 and 1996 and the five-month period ended December 31, 1995


FINANCIAL STATEMENTS

     Consolidated Balance Sheets.................................   1

     Consolidated Statements of Earnings.........................   2

     Consolidated Statements of Deficit..........................   3

     Consolidated Statements of Changes in Financial Position....   4

     Notes to Consolidated Financial Statements..................   5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 1997 and 1996
(in Canadian dollars)

                                                1997                       1996
                                           -------------              ------------
Assets

Current assets:
  Cash                                       $   507,259               $    75,303
  Short-term investments                       1,780,086                 2,431,624
  Accrued interest                                 4,200                    76,293
  Research tax credits receivable                150,000                   240,000
  Other receivables                               28,790                    17,014
                                             -----------               -----------
                                               2,470,335                 2,840,234

Advance to director (note 3)                      56,000                    56,000

Capital assets (note 4)                        1,419,462                 1,317,973
                                             -----------               -----------
                                             $ 3,945,797               $ 4,214,207
                                             ===========               ===========

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities   $   292,330                  $384,226

Shareholders' equity:
  Capital stock (note 5)                      13,852,632                 9,302,691
  Capital stock subscription (note 10)           504,000                        --
  Deficit                                    (10,703,165)               (5,472,710)
                                             -----------               -----------
                                               3,653,467                 3,829,981

Commitments (note 6)
Subsequent events (note 10)

                                             -----------               -----------
                                             $ 3,945,797               $ 4,214,207
                                             ===========               ===========


See accompanying notes to consolidated financial statements.


On behalf of the Board:

_______________________  Director

_______________________  Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)

                                             1997          1996           1995
                                         (12 months)    (12 months)    (5 months)
                                      --------------  -------------   ------------
Revenue:
  Interest                             $    76,526    $   226,940      $      --
  Service fees                              24,584             --             --
                                      --------------  -------------   ------------
                                           101,110        226,940             --

Expenses:
  Research and development               2,562,349      2,356,000        571,215
  Less research tax credits               (150,000)      (240,000)            --
                                      --------------  -------------   ------------
                                         2,412,349      2,116,000        571,215
  Marketing                              1,925,654      1,253,894             --
  General and administrative               589,524        497,179        130,688
  Depreciation and amortization            158,694         78,906          1,400
  Interest and bank charges                 14,344          8,025          2,543
                                      --------------  -------------   ------------
                                         5,100,565      3,954,004        705,846
                                      --------------  -------------   ------------
Loss before income taxes                (4,999,455)    (3,727,064)      (705,846)

Income taxes (note 7)                           --         28,000         12,000
                                      --------------  -------------   ------------
Net loss                               $(4,999,455)   $(3,699,064)     $(693,846)
                                      ==============  =============   ============
Loss per share                             $ (0.27)        $(0.21)        $(0.04)
                                      ==============  =============   ============
Weighted average number of common
 shares outstanding                      18,370,273    17,654,862     16,432,958
                                      ==============  =============   ============

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


                                       1997               1996               1995
                                       ----               ----               ----
                                   (12 months)         (12 months)        (5 months)
Deficit, beginning of period       $(5,472,710)       $(1,539,686)         $(636,043)

Net loss                            (4,999,455)        (3,699,064)          (693,846)

Share issue costs                     (231,000)          (233,960)          (209,797)
                                  ------------        -----------        -----------
Deficit, end of period            $(10,703,165)       $(5,472,710)       $(1,539,686)
                                  ============        ===========        ===========

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)

                                            1997          1996          1995
                                            ----          ----          ----
                                      (12 months)   (12 months)    (5 months)

Cash provided by (used in):

Operations:
  Net loss                           $(4,999,455)  $(3,699,064)  $  (693,846)
  Item not involving cash:
     Depreciation and amortization       158,694        78,906         1,400
  Net change in non-cash operating
     working capital items                58,421       (55,855)      (70,815)
                                     -----------   -----------   -----------
                                      (4,782,340)   (3,676,013)     (763,261)

Financing:
  Issuance of capital stock            4,549,941     5,280,050     3,157,271
  Subscription to capital stock          504,000            --            --
  Share issue costs                     (231,000)     (233,960)     (209,797)
                                     -----------   -----------   -----------
                                       4,822,941     5,046,090     2,947,474

Investment:
  Additions to capital assets           (260,183)   (1,030,724)      (28,602)
                                     -----------   -----------   -----------

(Decrease) increase in cash and
 short-term investments                 (219,582)      339,353     2,155,611

Cash and short-term investments,
 beginning of period                   2,506,927     2,167,574        11,963
                                     -----------   -----------   -----------

Cash and short-term investments,
 end of period                       $ 2,287,345   $ 2,506,927   $ 2,167,574
                                     ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)


1.   ORGANIZATION AND BUSINESS ACTIVITIES:

     NYMOX Pharmaceutical Corporation (the "Corporation") is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

     The Corporation is listed on the Montreal Exchange and on NASDAQ.

     The Corporation was incorporated under the Canada Business Corporations Act on May 30, 1995 and became a public company in Canada in December 1995. The Corporation had no operations from its date of incorporation through to the acquisition as described below. In 1995, the year-end of the Corporation was changed to December 31 from July 31.

     The Corporation was formed for the purpose of acquiring all of the common shares of DMS Pharmaceutical Inc. ("DMS"), a private company carrying on research and development in the field of neurological diagnostics and pharmaceuticals for the aging population. This acquisition was completed during September 1995 for a consideration of 15,000,000 common shares of the Corporation, resulting in the shareholders of DMS owning substantially all the shares of the Corporation. This transaction was accounted for under the purchase method with DMS as the accounting acquirer.

     Immediately following the acquisition, the Corporation acquired from two shareholders, who were unrelated to the Corporation, a controlling interest in Monterey Capital Inc. ("Monterey"), a public company, for cash of $383,000. The purchase price was determined through negotiations between the parties. Monterey was then amalgamated with a wholly-owned subsidiary of the Corporation with the result that the non-controlling shareholders of Monterey received 468,447 common shares of the Corporation. The transaction was accounted for as a share issuance of the Corporation for nominal consideration of $1. It was not considered to be part of the acquisition and sale of Monterey, as that transaction was an intermediary step in meeting the objective of rendering the Corporation a public company. Concurrently, the shares of the amalgamated company carrying on the business of Monterey were sold to one of the shareholders from which the Corporation acquired the controlling interest for cash of $383,000. The sale of the amalgamated company did not give rise to a gain or loss, since the sale price was equal to its carrying value.

     The consolidated financial statements do not include any results of operations of the Monterey business.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Consolidation:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its wholly-owned US subsidiary, NYMOX Corporation. Intercompany balances and transactions have been eliminated on consolidation.

          Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders' equity reported in accordance with Canadian GAAP with US GAAP is presented in note 9.

     (b)  Short-term investments:

          The Corporation's portfolio of short-term investments does not include equity securities and consists principally of government securities and commercial paper with original maturities of less than three months, and are recorded at the lower of cost or market value.

     (c)  Capital assets:

          Capital assets are recorded at cost. Depreciation and amortization are provided using the following methods and annual rates:


          Asset                                     Method                           Rate
          -----                                     ------                           ----
          Computer equipment                     Straight-line                        20%
          Laboratory equipment                   Straight-line                        20%
          Office equipment and fixtures          Straight-line                        20%


          The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the successful commercialization of the related products. Accordingly, patents will be amortized using the straight-line method commencing in the year of commercial production of the developed products. The capitalized amount will be amortized over the remaining years of the initial life of the patent.

     (d)  Research and development expenditures:

          Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, if any, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e)  Foreign exchange:

          The Corporation's foreign subsidiary is considered to be an integrated foreign operation. Foreign denominated monetary assets and liabilities of the Canadian and foreign operations are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Sales and expenses are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses are included in the determination of net earnings.

     (f)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (g)  Loss per share:

          The loss per share amounts have been calculated using the weighted average number of common shares outstanding during the year.

3.   ADVANCE TO DIRECTOR:

     The advance to director is non-interest bearing and has no specified terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


4.   CAPITAL ASSETS:

                                                                         1997
                                                                         ----
                                                      Accumulated    Net book
                                              Cost   depreciation       value
                                              ----   ------------    --------
     Computer equipment                $   55,803     $    15,174  $   40,629
     Laboratory equipment                 734,041         217,299     576,742
     Office equipment and fixtures         26,475           6,449      20,026
     Patents                              842,064              --     842,064
     Intellectual property rights               1              --           1
                                       ----------        --------  ----------
                                       $1,658,384     $   238,922  $1,419,462
                                       ==========        ========  ==========

                                                                         1996
                                                                         ----
                                                      Accumulated    Net book
                                             Cost    depreciation       value
                                             ----    ------------    --------

     Computer equipment                $   43,502     $     5,202  $   38,300
     Laboratory equipment                 704,129          73,221     630,908
     Office equipment and
       fixtures                            18,810           1,882      16,928
     Patents                              631,836              --     631,836
     Intellectual property rights               1              --           1
                                       ----------         -------  ----------
                                       $1,398,278     $    80,305  $1,317,973
                                       ==========         =======  ==========

5.   CAPITAL STOCK:

                                                             1997        1996
                                                             ----        ----
     Authorized:
       An unlimited number of common shares

     Issued and outstanding:
       18,632,873 common shares (1996 - 17,929,382)   $13,852,632  $9,302,691


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


5.   CAPITAL STOCK (CONTINUED):

     (a)  Changes in the Corporation's capital stock are presented below:

                                                           Shares        Dollars
                                                      -----------    -----------
     Issued and outstanding, December 31, 1995         17,047,082     $4,022,641

     Issue of common shares for cash (b)                  877,300      5,263,800

     Issue of common shares pursuant to exercise
      of stock options                                      5,000         16,250
                                                      -----------    -----------
     Balance, December 31, 1996                        17,929,382      9,302,691

     Issue of common shares for cash (b)                  696,491      4,527,191

     Issue of common shares pursuant to exercise
      of stock options                                      7,000         22,750
                                                      -----------    -----------
     Balance, December 31, 1997                        18,632,873    $13,852,632
                                                      ===========    ===========

     (b) Private placements:

          In 1997, the Corporation completed a private placement of 696,491 common shares at a price of $6.50/share and received aggregate gross proceeds of $4,527,191. In 1996, the Corporation completed private placements of 877,300 shares at a price of $6.00/share for aggregate gross proceeds of $5,263,800. The share issue costs related to these private placements have been charged against the deficit.

     (c)  Warrants:

          In connection with the 1997 private placement, the Corporation issued 696,491 Class A warrants to purchase 696,491 common shares at an exercise price of $8.50 per share. The warrants are exercisable to May 15, 1998. As at December 31, 1997, no warrants have been exercised.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


5.   CAPITAL STOCK (CONTINUED):


     (d)  Stock options:

          The Corporation has established a stock option plan (the "Plan") for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of shares which may be optioned under the Plan cannot exceed 2,000,000 common shares without shareholder approval.

          Changes in outstanding options are as follows:

                                                 Stock options
                                                 -------------
          Balance, December 31, 1995                   --

          Granted                                 1,605,000

          Exercised                                  (5,000)

          Cancelled                                 (25,000)
                                                  ---------
          Balance, December 31, 1996              1,575,000

          Granted                                   271,000

          Exercised                                  (7,000)

          Cancelled                                  (5,000)
                                                  ---------
          Balance, December 31, 1997              1,834,000
                                                  =========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


5.   CAPITAL STOCK (CONTINUED):

     (d)  Stock Options (continued):

          Subsequent to year end, an additional 8,000 stock options were exercised at a price of $3.25.

          The weighted-average exercise prices of options granted, exercised and cancelled during 1997 were $9.42/share (1996 - $4.04/share), $3.25/share (1996 - $3.25/share) and $11.50/share (1996 -
          $15.50/share), respectively. The calculation of the above weighted-average exercise price of options granted excludes 330,000 (1996 - 210,000) options whose exercise price will be determined as the options vest over the next five years as explained below. The weighted-average exercise price of options exercisable at December 31, 1997 is $5.10/share (1996 - $4.67/share).

          At December 31, 1997, options outstanding were as follows:



          Options outstanding       Exercise price per share               Expiry date
          -------------------       ------------------------               -----------
                  30,000                               $10.00                     1999
                 110,000                               $11.50                     2006
                  10,000                               $16.75                     2006
                  40,000                               $ 9.00                     2007
                   5,000                               $ 9.25                     2007
                  40,000                               $13.75                     2007
               1,233,000                               $ 3.25   (i)        2007 - 2009
                  36,000                               $ 9.25  (ii)        2008 - 2010
                 330,000       Fair value at anniversary date (iii)        2008 - 2012
               ---------
               1,834,000
               =========

          (i)  These options are effective and exercisable as follows:


               Currently                                                       833,000
               1998                                                            200,000
               1999                                                            200,000
                                                                             ---------
                                                                             1,233,000
                                                                             =========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


5.   CAPITAL STOCK (CONTINUED):

     (d)   Stock options (continued):

           (ii)  These options are effective and exercisable as follows:

                 1998                                                   12,000
                 1999                                                   12,000
                 2000                                                   12,000
                                                                        ------
                                                                        36,000
                                                                        ======

           (iii) These options become vested at various dates over the next five years at prices equal to the closing price on the trading date immediately preceding the vesting date. The options vest as follows:

                 1998                                                   90,000
                 1999                                                   90,000
                 2000                                                   90,000
                 2001                                                   50,000
                 2002                                                   10,000
                                                                       -------
                                                                       330,000
                                                                       =======

                 On January 17, 1998, 40,000 options became vested at an exercise price of $9.80 per share.


6.   COMMITMENTS:

     (a)   Operating leases:

           Minimum lease payments under operating leases for the Corporation's premises for the next three years are as follows:

           1998                                                       $228,000
           1999                                                        215,000
           2000                                                        162,000
                                                                      --------
                                                                      $605,000
                                                                      ========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)


6.   COMMITMENTS (CONTINUED):

     (b)  Research funding:

          The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $980,000 (US$688,000) in the next four years as follows:

                       1998                          $245,000
                       1999                           245,000
                       2000                           245,000
                       2001                           245,000
                                                     --------
                                                     $980,000
                                                     ========

          The Corporation has an exclusive license to patents from this facility covering rights to AD7C diagnostics and therapeutics. Under this license, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties of 4% on worldwide sales of the AD7C Test.

          During the period ended December 31, 1997, an amount of approximately US$172,000 (1996 - US$200,000) was paid and expensed in connection with the research grant described above.

     (c)  License agreement:
          The Corporation has signed a non-exclusive license agreement with a European company to sell and perform the AD7C Test in Europe. The agreement entitles the Corporation to a royalty on European sales. The initial term of the agreement extends to December 31, 1998, and is subject to renewal thereafter based on certain terms and conditions.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)


7.   INCOME TAXES:

     Details of the components of income taxes are as follows:

                                            1997         1996          1995
                                           -----------   -----------   ---------
     Loss before income taxes:
       Canadian operations                $(2,489,752)  $(3,106,405)  $(705,846)
       U.S. operations                     (2,509,703)     (620,659)         --
                                          -----------   -----------   ---------
                                           (4,999,455)   (3,727,064)   (705,846)
     Basic income tax rate                       38.0%         38.0%       38.0%
                                          -----------   -----------   ---------
     Income tax recovery at
      statutory rates                       1,900,000      1,416,000    268,000
     Adjustments in income taxes
      resulting from:
       Non-recognition of losses and
        other unclaimed deductions         (1,900,000)    (1,416,000)  (268,000)
       Credit for losses                           --         28,000     12,000
                                          -----------    -----------  ---------
     Income taxes                         $        --    $    28,000  $  12,000
                                          ===========    ===========  =========

     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. The related income tax benefit of these items will be recorded in earnings when realized. These expire as follows:

                                                        Federal        Provincial
                                                       ---------      -----------
  Non-capital losses:
       1998                                              $40,000         $40,000
       1999                                               36,000          36,000
       2000                                               59,000          59,000
       2001                                              377,000              --
       2002                                              525,000              --
       2003                                            1,275,000       1,275,000
       2004                                            2,150,000       1,900,000

  Scientific research and development expenditures:
     (Indefinitely)                                    2,700,000       3,600,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)

7.   INCOME TAXES (CONTINUED):

     The Corporation also has investment tax credits available in the amount of approximately $590,000 available to reduce future years' federal taxes payable. The benefit of these credits will be recorded when realized. These credits expire as follows:

     2005                                                              $ 25,000
     2006                                                               425,000
     2007                                                               140,000


     In addition, the Corporation's US subsidiary has losses carried forward of approximately US$2,100,000 which expire as follows:



     2011                                                            $  450,000
     2012                                                             1,165,000


8.   FAIR VALUES:

     The Corporation has determined that the carrying value of its short-term financial assets and liabilities, including cash and short-term investments, accrued interest and accounts payable and accrued liabilities, approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the advance to director cannot be determined as there are no specified repayment terms.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)

9.   CANADIAN/U.S. REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                                           1997              1996              1995
                                                       ------------      ------------      ------------
          Net loss, Canadian GAAP                      $(4,999,455)      $(3,699,064)      $  (693,846)

          Adjustments:
            Realized loss on sale of Monterey (i)               --                --          (936,894)
            Amortization of patents (ii)                   (49,533)          (39,166)           (8,454)
            Stock-based compensation - options
             granted to non-employees (iii)               (150,000)         (592,000)               --
                                                       ------------      ------------      ------------

          Net loss, U.S. GAAP                          $(5,198,988)      $(4,330,230)      $(1,639,194)
                                                       ============      ============      ============

          Loss per share, U.S. GAAP                    $     (0.28)      $     (0.25)      $     (0.11)
                                                       ============      ============      ============

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


9.   CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:



                                                               1997          1996           1995
                                                            ----------    ----------     ----------
         Shareholders' equity, Canadian GAAP                $3,653,467    $3,829,981     $2,482,955
         Adjustments:
           Realized loss on sale of Monterey (i)                    --            --       (936,894)
           Amortization of patents (ii):
             Cumulative effect to beginning
               of the period                                  (130,606)      (91,440)       (82,986)
             Current period                                    (49,533)      (39,166)        (8,454)
           Stock-based compensation - options
             granted to non-employees (iii):
             Accumulative effect to beginning
               of period                                      (592,000)           --             --
             Current period                                   (150,000)     (592,000)            --
                                                            ----------    ----------     ----------
           Increase in deficit                                (922,139)     (722,606)    (1,028,334)
         Fair value of shares issued to minority
           shareholders - increase in capital
           stock (i)                                                --            --        936,894
                                                            ----------    ----------     ----------
         Shareholders' equity, U.S. GAAP                    $2,731,328    $3,107,375     $2,391,515
                                                            ==========    ==========     ==========

         [FN]

          (i) Under US GAAP, the Monterey transaction referred to in note 1 would be accounted for as an acquisition of Monterey for consideration comprising cash of $383,000 and common shares of the Corporation having a fair value of $936,894. Accordingly, the subsequent sale of Monterey for cash of $383,000 results in a realized loss of $936,894 under US GAAP.

          (ii) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over 17 years, the legal life of the patents, from the date the patent was secured.

          (iii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 9 (c) (3).


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)

9.   CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP:

          (1)  Development stage company:

               The Corporation is in the process of developing unique patented products which are subject to approval of regulatory authorities. The Corporation has completed the research and discovery phase of its Alzheimer's diagnostic AD7C Test and anticipates that it will be seeking regulatory approval in 1998 to permit the Company to sell an AD7C test kit to laboratories. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No.7 and the following disclosures are required:

                                                                  Cumulative                    Cumulative
                                                              since the date of             since the date of
                                                                 inception of                  inception of
                                                               the Corporation               the Corporation
                                                               to December 31,               to December 31,
                                                                     1997                          1996
                                                              -----------------             -----------------
                Interest revenue                                 $   303,466                  $   226,940

                Sales                                                 24,584                           --

                Gross research and development expenditures        6,107,976                    3,545,627

                Other expenses                                     5,527,963                    2,963,291

                Cash inflow (outflow):
                  Operating activities                           (10,672,962)                  (5,890,622)
                  Investing activities                            (1,658,462)                  (1,398,279)
                  Financing activities                            14,618,769                    9,795,828
                                                              =================             =================

                                     - 18 -

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


9.   CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other  disclosures  required  by  United  States  GAAP (continued):

          (1)  Development stage company (continued):

               The statement of shareholders' equity since date of inception is presented below.

[CAPTION]

                                                                             Consideration
                                                                        ---------------------    Accumulated
                                                              Shares          Cash       Other       Deficit         Total
                Year ended July 31, 1990:
                     Common shares issued                  2,500,000    $  200,000     $    --      $     --      $200,000
                     Net loss                                                                       (126,719)     (126,719)
                     ------------------------------------------------------------------------------------------------------
                     Balance, July 31, 1990                2,500,000       200,000          --      (126,719)       73,281

                Year ended July 31, 1991:
                     Net loss                                     --            --          --       (24,827)      (24,827)
                     ------------------------------------------------------------------------------------------------------
                     Balance, July 31, 1991                2,500,000       200,000          --      (151,546)       48,454

                Year ended July 31, 1992:
                     Common shares issued                      9,375        37,500          --            --        37,500
                     Net loss                                     --            --          --       (53,112)      (53,112)
                     ------------------------------------------------------------------------------------------------------
                     Balance, July 31, 1992                2,509,375       237,500          --      (204,658)       32,842

                Year ended July 31, 1993:
                     Common shares issued                    201,250       205,000          --            --       205,000
                     Common shares cancelled                (500,000)           --          --            --            --
                     Net loss                                     --            --          --       (48,862)      (48,862)
                     ------------------------------------------------------------------------------------------------------
                     Balance, July 31, 1993                2,210,625       442,500          --      (253,520)      188,980

                Year ended July 31, 1994:
                     Common shares issued                      2,500        10,000          --            --        10,000
                     Net loss                                     --           --           --       (71,668)      (71,668)
                     ------------------------------------------------------------------------------------------------------
                     Balance, July 31, 1994                2,213,125       452,500          --      (325,188)     (127,312)

                Year ended July 31, 1995:
                     Common shares issued                     78,078       412,870          --            --       412,870
                     Net loss                                     --            --          --      (393,841)     (393,841)
                    -------------------------------------------------------------------------------------------------------
                     Balance, July 31, 1995                2,291,203       865,370          --      (719,029)      146,341

                Period ended December 31, 1995:
                     Adjustment necessary to
                       increase the number of
                       common shares                      12,708,797            --          --            --            --
                    -------------------------------------------------------------------------------------------------------
                     Adjusted number of
                        common shares                      5,000,000       865,370          --      (719,029)      146,341
                     Common shares issued                  2,047,082     3,157,271     936,894            --     4,094,165
                     Net loss                                     --            --          --    (1,639,194)   (1,639,194)
                     Share issue costs                            --      (209,797)         --            --      (209,797)
                    -------------------------------------------------------------------------------------------------------
                     Balance,
                       December 31, 1995                  17,047,082     3,812,844     936,894     (2,358,23)    2,391,515

               Year ended December 31, 1996:
                     Common shares issued                    882,300     5,280,050          --            --     5,280,050
                     Net loss                                     --            --          --    (4,330,230)   (4,330,230)
                     Share issue costs                            --      (233,960)         --            --      (233,960)
                    -------------------------------------------------------------------------------------------------------
               Balance, December 31, 1996                 17,929,382   $ 8,858,934    $936,894  $ (6,688,453)  $ 3,107,375
               ============================================================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


9.   CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other  disclosures  required  by  United  States  GAAP (continued):

          (1)  Development stage company (continued):


                                                             Consideration         Accumulated
                                                     ------------------------
                                           Shares          Cash         Other          Deficit         Total

          Balance carried forward      17,929,382   $ 8,858,934     $ 936,894      $(6,688,453)  $ 3,107,375

          Year ended December 31, 1997:
          Common shares issued            703,491     4,549,941            --               --     4,549,941
          Net loss                                                         --       (5,198,988)   (5,198,988)
          Share issue costs                   --       (231,000)           --               --      (231,000)
          Capital stock
            subscription                      --        504,000            --               --       504,000
                                       ----------   -----------      --------   --------------  ------------
       Balance, December 31, 1997      18,632,873   $13,681,875      $936,894   $  (11,887,441) $  2,731,328
                                       ==========   ===========      ========   ==============  ============



          (2)  Income taxes:

          In accordance with Statement of Financial Accounting Standards No. 109, the income tax effect of temporary differences that give rise to the net deferred tax asset are presented below:


                                             1997          1996        1995
          Scientific research and
            experimental development   $1,100,000   $   853,000   $     --
          Non-capital losses            1,594,000       704,000     508,000

          Share issue costs               196,000        89,000         --

          Less valuation allowance     (2,890,000)   (1,646,000)   (508,000)

          Net deferred tax asset       $      --    $       --    $     --



          There are no material deferred tax liabilities.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995 (in Canadian dollars)


9.   CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)   Other disclosures required by United States GAAP (continued):

          (3)   Stock-based compensation:

                The Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro forma amounts indicated below for US GAAP:

                                                                 1997           1996
                                                                 ----           ----
                Net loss        As reported   (US GAAP)   $(5,198,988)   $(4,330,230)
                                Pro Forma                  (5,990,365)    (5,833,896)

                Loss per share  As reported   (US GAAP)         (0.28)         (0.25)
                                Pro Forma                       (0.33)         (0.32)


                The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected volatility of 50%, and expected life of 5 years.

          (4)   Short-term investments:

                Short-term investments are classified as held-to-maturity as the Corporation has the positive intent and ability to hold these securities to maturity. As the Corporation's short-term investments include government securities and commercial paper with original maturities of less than three months, the aggregate fair value approximates carrying value and there are no significant unrealized gross holding gains or losses.

10.  SUBSEQUENT EVENTS:

     Subsequent to year-end, the Corporation completed private placements for a total of 71,000 common shares at 9.00/share and received aggregate proceeds of $639,000. As at December 31, 1997, the Corporation received proceeds of $504,000 prior to the closing of the transactions. This amount has been recorded as capital stock subscription.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1997 and 1996, and the five-month period ended December 31, 1995
(in Canadian dollars)


10.  SUBSEQUENT EVENTS (CONTINUED):

     During the first quarter, the Corporation also completed private placements for an additional 60,000 common shares at $8.50/share and 86,000 common shares at $8.35/share for total proceeds of $1,228,100. In connection with these private placements, the Corporation issued 60,000 warrants exercisable at a price of $10/share and 42,000 warrants exercisable at $8.50/share. All of these warrants expire on August 31, 1999. In addition, 255,384 previously outstanding warrants were exercised in the first quarter for total proceeds to the Company of $2,170,764.

     Total gross proceeds to the Company from the private placements and the exercise of warrants in the first quarter were $4,037,864.

11.  COMPARATIVE FIGURES:

     Certain of the 1996 comparative figures have been reclassified to conform to the presentation adopted in the current year.