Form 20-F
period 1998-12-31
NYMOX PHARMACEUTICAL CORP
filed 1999-05-14
CIK 1018735

                                  Form 20 - F

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934 [Fee required]

                                       or

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee required]

     For the fiscal year ended December 31, 1998

                                       or

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [No fee required]

     For the transition period from                  to


Commission file number(s):
     SEC Filer, 72731,356
     Registrant:     File Number: 001-12033
     CIK: 0001018735


                        NYMOX PHARMACEUTICAL CORPORATION
             (Exact name of registrant as specified in its charter)

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

TITLE OF EACH CLASS                                        NAME OF EACH EXCHANGE
                                                           ON WHICH REGISTERED

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

                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 19,727,904 shares as of December 31, 1998.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) , and (2) has been subject to such filing requirements for the past 90 days.

     Yes  [X]                           No ___

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17                                          Item 18  [X]

PART I

ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

NYMOX Pharmaceutical Corporation ("NYMOX" or the "Company", which terms include the Company's subsidiary) is a development stage biopharmaceutical company, based in Kensington, Maryland and Saint Laurent, Quebec, Canada with several major pharmaceutical projects in development in addition to expertise in diagnostic technology. The company specializes in the research and development of therapeutics and diagnostics for the aging population with emphasis on Alzheimer's disease. NYMOX is in the process of developing products which, subject to approval of regulatory authorities, will be targeted for the global market. NYMOX has completed the research and development phase of its first Alzheimer's diagnostic aid, the AD7C(TM) test, and is currently marketing the test through its reference laboratory in Kensington, Maryland, and is also launching AD7C(TM) through a licensing and marketing agreement with Specialty Laboratories of Santa Monica, California. (See "Diagnostic Products" below.)

Nymox's AD7C(TM) test assists physicians in the diagnosis of Alzheimer's disease ("AD"), a terminal illness of the elderly that afflicts an estimated four million people in the United

States alone, and perhaps 15-20 million people worldwide. The test measures the level of a brain protein which is elevated early in both the urine and cerebrospinal fluid of patients with Alzheimer's disease. The test is accurate and specific to Alzheimer's disease and enables physicians, patients and their families to make informed social, legal and medical decisions early on about treatment and care. Early diagnosis of Alzheimer's disease has become increasingly important with new improvements in drug treatment and care. Even a modest delay in institutionalization can mean huge social and financial savings. Conversely, any testing procedure that could help rule out AD would eliminate the tremendous uncertainty and anxiety patients and their families otherwise face and would allow physicians to focus on the other, often reversible, causes of cognitive changes. For the health care system, early diagnosis with the aid of the AD7C(TM) test represents a potentially large cost-savings in terms of repeated office visits, lab tests, scans and other procedures required by the traditional methods of diagnosis.

NYMOX was incorporated in May 1995 for the purpose of acquiring all of the common shares of DMS Pharmaceuticals Inc.("DMS"), a private company which had been carrying on research and development since 1989 on neurological diagnostics and pharmaceuticals for the aging population with emphasis on Alzheimer's disease.

As used herein, the terms "NYMOX" and the "Company" refer to NYMOX Pharmaceutical Corporation and DMS, the predecessor of NYMOX Pharmaceutical Corporation and its wholly owned subsidiary Nymox Corporation.

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

NYMOX holds exclusive patent rights to several biochemical markers from the brain and also has extensive know-how in the development of these and other markers. In addition to AD7C(TM), NYMOX has several other markers at other stages of research.

NYMOX is currently developing new compounds for the possible treatment of Alzheimer's disease. This research is at the preclinical stage. Based on animal studies to date, the Company plans to seek regulatory authority to begin human (clinical) studies. (See "Development of Therapeutic Products.")

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

Following extensive research with potential biochemical markers, NYMOX has developed a test known as AD7C(TM) which the Company believes reliably distinguishes Alzheimer's disease from normal individuals. In company funded trials to date, which have involved over 500 clinical samples, the test has been positive in approximately 80% to 90% of verified Alzheimer patients with a low positive rate in normal controls (i.e., low false positives). These trials have been confirmed by postmortem brain verification and, therefore, NYMOX believes its AD7C(TM) test has the accuracy that is necessary for a test to be useful. There can be no assurance that the level of success experienced to date will be repeated in other studies. In addition, there can be no assurances that regulatory authorities will accept NYMOX's test methodology or results in support of product applications. (See "Government Regulation.")

A test offering a low false positive rate in normal patients would be a very useful aid to clinicians investigating patients with subtle or marginal symptoms: mental, emotional, cognitive, or behavioral. If the doctor can rule out Alzheimer's with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor be more certain that Alzheimer's disease is not the cause of the patient's symptoms.

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

To date, several studies published in peer-reviewed publications have confirmed the accuracy of the AD7C(TM) test: see the Journal of Clinical Investigation (1997; vol.100; pages 3093-3104), the Journal of Contemporary Neurology (1998; art. 4a) and two publications in the Journal of Clinical Laboratory Analysis (1998; vol.12:285-288) and (1998; vol.12:223-226). In addition, other peer-
reviewed studies are in press.

Regulatory approval is necessary before a test kit can be marketed for commercial distribution to other laboratories. (See "Government Regulation"). It is, however, possible under FDA procedures for the AD7C(TM) test to be made available by NYMOX prior to FDA approval on the basis that samples are taken by doctors and sent to NYMOX for processing in its reference laboratory in Kensington, Maryland. The test is performed by NYMOX technical staff on patient samples sent by doctors and the results are reported to the doctor submitting the sample.

NYMOX has designed both a cerebrospinal fluid test and a urine test for Alzheimer's disease. These tests have been developed from NYMOX's NTP (neuronal thread protein) based technologies. Another new NYMOX assay system for Alzheimer's disease which recognizes a distinctive brain antigen referred to as 35i9 is also in development.

Previously published research from Harvard (Developmental patterns of neuronal thread protein gene expression in Down Syndrome, de la Monte, SM, Xu, YY, Hutchins, GM, Wands, JR, Journal of Neurological Sciences, February 1996:
Vol.135. pages 118-125) has shown that AD7C-NTP was increased in Down syndrome brain. New clinical testing data now suggests that the published research may be reflected in a clinically significant way in patients with Down syndrome, and that AD7C testing may prove to have importance for these patients.

DEVELOPMENT OF THERAPEUTIC PRODUCTS

In the field of neurodegenerative disease, including Alzheimer's disease, NYMOX has developed two distinct new entities, NXD-3109 and NXD-1191, in addition to the lead drug candidate NXD-2858. These entities are neurodegeneration inhibitors which have been designed and tested in NYMOX proprietary screening systems. To date, there has been no significant toxicity demonstrated and animal testing results have been positive.

In a separate area of NYMOX R&D, the Company announced work on `spherons' which Nymox researchers believe satisfy 20 important criteria of validity implicating them in AD. Several experimental studies on its drug candidate for AD yielded promising results. The lead compound NXD-2858 was designed by Nymox to inhibit the formation of Alzheimer plaques from spherons, and therefore potentially slow down or arrest the progression of the disease. The new studies demonstrated that the drug is orally bioavailable, has good blood-brain barrier penetration, and continued to show thus far no significant evidence of toxicity or significant potential side effects. Studies have shown that spherons are unique protein balls found in every person's brain, which correlate with amyloid plaques found in AD brains (Journal of Alzheimer's Disease 1, 1-34, 1998, IOS Press and Drug News &

Perspectives; vol.11,no.8,1998).

NYMOX has also used the AD7C-NTP gene in tissue culture for identifying other potential drug candidates for AD. Nymox's AD7C drug screening system is being used to extend the pipeline of candidate drugs for neurodegenerative diseases such as AD. The drug screening model is based on human neuronal cells which have the AD7C-NTP gene inserted into them and where this gene has become an integral part of the cell. The cells produce AD7C-NTP, subsequently start the process of neuronal sprouting, going through a degenerative process, and then finally die prematurely, compared to normal control cells. Compounds are then screened for their ability to impede this premature cell death in this unique system. The sequence of cellular events in this culture system correlates with the loss of degenerating neurons in the AD brain, and therefore drug compounds that block or inhibit this premature cell death in this system may be useful drug candidates for AD. The technology underlying this NYMOX screening system was licensed in 1997 from the MGH in a sponsored research and licensing agreement.

The only FDA-approved drug treatments for Alzheimer's disease in use today are tacrine (brand- name Cognex) and donezepil (brand name Aricept). However, these compounds are effective only in managing the symptoms of AD, and do not arrest the underlying disease process. In contrast, NYMOX's research is aimed at compounds that could arrest the progression of Alzheimer's disease and hence are targeted for long-term use. Such compounds are not expected to show dramatic immediate effects, however, because they would not provide improvement per se on their own. Furthermore, adequate demonstration of arrest of progression sufficient to satisfy regulatory authorities may prove to be a difficult and comparatively long-term task. On the other hand, these 'arrest of progression' compounds could be combined with shorter acting treatments, and, because there will be curtailed persistence of injury, the latter drugs could be active longer.

Once a product receives regulatory approval to begin clinical testing, four distinct development stages are followed:

i) Product Evaluation. The objective of product evaluation is to conduct preliminary studies of potential screening candidates based on in vitro screening methods to determine the feasibility of such products for further testing, development and marketing.

ii) Optimization of Product Formulation. The activities in this stage of development involve consultations between the Company and investigators and scientific personnel. Preliminary selection of screening candidates to become product candidates for further development and further evaluation of drug efficacy is based on a panel of research based biochemical measurements. Extensive formulation work and in vitro testing are conducted for each of various selected screening candidates and/or product candidates.

iii) Clinical Screening and Evaluation. During this phase of development, portions of which may overlap with product evaluation and optimization of product formulation, initial clinical screening of product candidates is undertaken and full scale clinical trials commence.

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

ANTI-INFECTIVES

In the field of infectious disease treatments, NYMOX has developed three new entities. The first is NXB-4221, an antibacterial designed for the treatment of difficult chronic and persistent urinary tract infections. The second is NXB-5886, for the treatment of streptococcal infection. The third is NXT-1021, for potential use against staphylococcus. NXB-4221, NXB-5886, and NXT-1021 have all shown bactericidal effects in culture and have thus far been non-toxic.

Nymox has also developed a potent new antibacterial, NXC-4720, which has been shown to be highly active against all known substrains of E. Coli 0157, the bacteria implicated in what is often referred to as "Hamburger Disease". NXC-4720 so far has been shown to destroy 0157 strains, including H7, efficiently, rapidly and at a very low dose.

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

ii)  prior FDA approval in the form of:

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

The diagnostic and pharmaceutical products and services of the Company will, to a significant degree, address conditions often experienced by the elderly. Thus, in the United States, the Medicare program, which funds health insurance for the aged and disabled, is likely to be a source of reimbursement for these products and services. Further, because a significant percentage of the elderly are financially needy, the Medicaid program may also provide a source of reimbursement for the Company's products and services. In general, any restriction on reimbursement, coverage or eligibility under either program could adversely affect reimbursement to the Company for products and services provided to beneficiaries of the Medicare and/or Medicaid programs. In response to rising health care costs, the U.S. Congress implemented sweeping changes to the U.S. Medicare and Medicaid systems in the Balanced Budget Act of 1997 and is currently considering a number of other proposals that could significantly impact on the level of funding for Medicare and Medicaid programs. Under the new Part C: Medicare + Choice programs, beneficiaries can now opt for a variety of health delivery models, including coordinated care plans, HMOs, preferred provider organizations (PPOs) and provider sponsored organizations (PSOs), private fee-for-service plans and medical savings account plans. In addition, states now have the option to require Medicaid recipients to enroll with managed health care plans without first obtaining a waiver, making it substantially easier for the states to meet their Medicaid obligations through private managed care organizations. All these health care delivery systems, including the original Medicare and Medicaid systems, are subject to funding formulas and spending caps and may compensate for these restrictions by limiting coverage, eligibility and/or payments. The long-term impact of these legislative changes in terms of their efficiency, effectiveness and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect the Company's ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to the Company.

Moreover, the Company currently provides its AD7C(TM) test through reference laboratories and may provide certain of its other products or services through such laboratories in the future. The Health Care Financing Administration (HCFA) regulates clinical reference laboratories under the Clinical Laboratories Improvement Act of 1988 (CLIA), which imposes requirements for certification, licensure and maintenance of medical records about the accuracy of the tests performed. The HCFA also establishes Conditions of Participation for reference laboratories. Medicare and Medicaid reimbursement may be conditioned upon compliance with these HCFA requirements. In addition, individual states may have their own requirements for reference laboratories which offer diagnostic services. Finally, the FDA has its own regulations governing in vitro diagnostic products, including analyte-specific reagents used in clinical reference laboratories. Any changes in HCFA or state law requirements or in the FDA regulations could have an impact on the Company's ability to offer or market any reference laboratory services and/or on its ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

Federal and state regulations and law and internal coverage policies of managed care organizations may affect the Company's ability to obtain payments under the various Medicare and Medicaid programs for its products and services. For example, new products and services developed by the Company will be subject to coverage determinations. The Medicare legislation prohibits payment under the original Medicare program for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, HCFA interpreted this provision in order to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. HCFA is currently reviewing both its national coverage policies and procedures in general and specifically its coverage of diagnostic laboratory tests. HCFA is in the process of constituting a Medicare Coverage Advisory Committee to provide advice on the effectiveness and appropriateness of medical items and services that are eligible for coverage under Medicare. A regulation governing specific aspects of national coverage and administrative policies for clinical diagnostic laboratory tests is expected in the late spring or summer of 1999. It is unknown what effect these changes will have on the Company's ability to obtain Medicare coverage for its products and services. Even if Medicare determines that coverage of one of the Company's products or services is appropriate, there remains the issue as to the actual amount of reimbursement that Medicare or a managed care organization will pay for the product or service. There is no guarantee that the level of reimbursement will be close to the retail price for the product or service that the Company is charging or wishes to charge or commensurate with the costs of developing and marketing the product or service.

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

NYMOX currently has numerous patent applications in the United States claiming brain markers and screening and diagnostic technologies. NYMOX also has patent applications pending covering therapeutics and diagnostics in Alzheimer's disease and related conditions. NYMOX has eight issued patents. NYMOX also has other patents in a number of countries and has applications on file in numerous other countries. NYMOX also has an exclusive license to patents from the Massachusetts General Hospital covering rights to the AD7C(TM) diagnostic and related therapeutic products. Under this license, the Massachusetts General Hospital ("MGH") is entitled to royalties of 4% from worldwide sales of the AD7C(TM) test.

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

In the field of AD diagnostics, the competition consists of other proposed biochemical markers being tested and hypothesized to be of use in either diagnosing or ruling out the diagnosis of Alzheimer's. This distinction is highly relevant because the Company believes data that refers only to AD cases is misleading. In reality, the diagnosis is unknown prior to testing (hence the need for testing in the first place), and therefore data on accuracy must reflect positives and negatives. In other words, a test which diagnoses a certain percentage of only the positives, and is uncertain or non-contributory on the negatives will in fact have accuracy inversely proportional to the number of normals. Therefore, in the usual clinical setting where the vast majority of lab tests are normal (i.e., negative), the accuracy of any test which only diagnoses a proportion of the positives will turn out to be very small and therefore not useful.

MARKETING

NYMOX's commercial activities with respect to any product are subject to regulatory approval in each national market. (See "Government Regulation.") The Company has not yet begun to commercially market or distribute any products although it currently offers a reference laboratory service with respect to the AD7C(TM) test. (See "Diagnostic Products.") Assuming regulatory approval, the Company will employ a variety of marketing approaches depending on the product and the market.

The Company currently has established an AD7C(TM) Clinical Reference Laboratory service in Kensington, Maryland (U.S.). The laboratory is fully operational and has been CLIA certified, which is a level of certification necessary in the United States medical market. The Company intends to establish additional laboratory facilities in other countries, although at present the company is focusing its efforts on finding suitable overseas licensees who have both the economic and scientific resources to effect a more rapid penetration of the AD7C(TM) test in their home markets. The Company has signed a non-exclusive licensing agreement with Specialty Laboratories of Santa Monica California ("Specialty") to perform and market the AD7C(TM) test in the United States. Additional license relationships may be arranged in the future, although there can be no assurance that the Company will be able to enter into agreements with other licensees on terms acceptable to the Company or that any license revenues will be derived from either Specialty Laboratories or any other licensee. The company has elected, for now, not to renew the license agreement with SGS Lab Simon for the cerebrospinal fluid test in light of the development of the Company's urinary assay.

If successfully developed and approved, NYMOX plans to market and sell certain of its therapeutic products directly or through co-promotion arrangements or other licensing arrangements with third parties. In cases where NYMOX has sole or shared marketing rights, it plans to build a small, focused sales force if and when such products approach marketing approval in some markets, including Europe. Implementation of this strategy will depend on many factors, including the market potential of any products the Company develops as well as on the Company's financial resources. To the extent the Company will enter into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties.

ITEM 2. DESCRIPTION OF PROPERTY

a) NYMOX laboratories in Kensington, Maryland comprise 8,649 square feet of leased space. The lease agreements expire in March 31, 2000, June 30, 2001 and December 31, 1999, respectively. The facility in Saint Laurent, Quebec, Canada comprises 3,700 square feet of leased space. The lease agreement expires in August 2000, with an option to renew for three years. The Company owns a full complement of equipment used in all aspects of its R&D and its reference laboratories. The Company believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

b)  Not applicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings involving NYMOX or any of its assets.

ITEM 4. CONTROL OF REGISTRANT

a), b) The following table sets forth information as of March 31,1999 regarding ownership of the common shares by Dr. Paul Averback (see Item 10), who is the only person known to the Company to own more than 10% of the common shares, and by all directors and officers as a group.


NAME                                       NO. SHARES     PERCENT OF CLASS
Dr. Paul Averback                          12,643,895          63.8%

All directors and officers as a group      12,666,295          63.9%

In addition, as of such date Dr. Averback's wife owned 1,154,297 common shares (5.8%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.5%).

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

THE NASDAQ STOCK MARKET:

                         High (US$)        Low (US$)       Volume (Shares)
                         ----------        ---------       ---------------
1997 4th quarter         $8.750            $6.250          134,276
1998 1st quarter         $13.625           $5.688          5,561,919
     2nd quarter         $8.375            $5.750          4,412,450
     3rd quarter         $7.375            $2.563          2,078,081
     4th quarter         $6.250            $2.500          1,769,053
1999 1st quarter         $5.875            $2.875          569,842

THE MONTREAL EXCHANGE:

                         High (CDN$)       Low (CDN$)      Volume (Shares)
                         -----------       ----------      ---------------
1997 1st quarter         $15.50            $10.95             347,969
     2nd quarter         $11.25            $ 6.00             477,108
     3rd quarter         $10.50            $ 7.50             326,504
     4th quarter         $12.40            $ 7.25             588,709
1998 1st quarter         $19.00            $ 8.15           1,478,377
     2nd quarter         $11.70            $ 8.25             913,909
     3rd quarter         $10.40            $ 4.50             581,775
     4th quarter         $ 9.50            $ 4.05             662,379
1999 1st quarter         $ 8.95            $ 4.30             551,796


According to information furnished to the Company by the transfer agent for the common shares, as of March 31, 1999, total shares outstanding were 19,807,904. There were approximately 900 holders of record of the common shares and 4,128 beneficial shareholders in total of which 85 were holders of record of the common shares and 1,186 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 2,783,430 shares, representing 14.1% of the outstanding shares of common stock.

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

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Stock unless the Common Stock is 'taxable Canadian property' to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Common Stock will not be taxable Canadian property to a shareholder provided that the Company is a 'public corporation' within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years preceding the date of disposition. The Company qualifies as a 'public corporation' within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada.

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

ITEM 8. SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the Company (which data are comprised of the data of DMS prior to its September 1995 acquisition by the Company), for the periods indicated, derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles that have been audited by KPMG, Montreal, Canada in the case of the years ended December 31, 1996,1997 and 1998, by Deloitte & Touche, Montreal, Canada, in the case of the periods ended July 31, 1995 and December 31, 1995, and by Bergeron & Senecal, Brossard, Canada, in the case of the period ended July 31, 1994. The data set forth below should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere herein.

Effective August 1, 1995, the Company changed its fiscal year from a July 31 year-end to a December 31 year-end.

NYMOX PHARMACEUTICAL CORPORATION
Selected Financial Data
(expressed in Canadian dollars)

                             July 31      July 31     Dec. 31      Dec. 31     Dec. 31      Dec. 31
                               1994        1995         1995        1996        1997          1998
                                                     (5 months)
                             -------      -------    ----------  -----------  ----------  -----------
CANADIAN GAAP
Current Assets                 - 0 -       11,963     2,268,097    2,896,234   2,470,335    3,635,246
Capital & Other Assets        12,576      338,953       366,155    1,317,973   1,475,462    2,120,974
Total Assets                 239,403      350,916     2,634,252    4,214,207   3,945,797    5,756,220
Liabilities                   95,376      121,589       151,297      384,226     292,330      434,440
Shareholders' Equity         194,027      229,327     2,482,955    3,829,981   3,653,467    5,321,780
Revenues                       - 0 -        - 0 -         - 0 -      226,940     101,110      394,837
Research & Development
Expenditures (note 1)         55,325      371,939       571,215    2,116,000   2,412,349    3,013,237
Net Loss                      58,325      377,570       693,846    3,699,064   4,999,455    6,903,611
Loss Per Share (note 2)        - 0 -         0.03          0.04         0.21        0.27         0.36

US GAAP (note 3)
Net Loss                      71,668      393,841     1,639,194    4,330,230   5,198,988    7,385,188
Loss per share (note 2)        - 0 -         0.03          0.11         0.25        0.28         0.38
Shareholders' equity         127,312      146,341     2,391,515    3,107,375   2,731,328    3,918,064

[FN]

Notes:

1)   Amounts shown are net of investment tax credits.

2) For periods prior to December 31, 1995, the number of shares outstanding is assumed to be 15,000,000 representing the number of shares issued by Nymox to DMS in September 1995. The Company has never paid dividends on its common stock.

3) Reference is made to Note 10 of the Company's audited financial statements as at and for the year ended December 31, 1998 and to Note 9 of the Company's audited financial statements as at and for the year ended December 31,1997 and to Note 8 of the Company's audited financial statements as at and for the year ended December 31, 1996 for a reconciliation of differences between Canadian and US GAAP.

As of March 31, 1999 the exchange rate is CAN$1.5087 to US$1.00. The following table sets forth certain information regarding exchange rates for the periods reflected in the preceding financial data.

FOR THE PERIOD ENDED

                        July 31,    July 31,      Dec.31,      Dec.31,       Dec.31,     Dec.31,
CAN$ TO US                1994        1995         1995         1996          1997         1998
                                                (5 Months)
                        -------     --------    ----------    --------     --------     --------
Period end              $1.3825      $1.3609      $1.3695      $1.3618      $1.4291      $1.5333
Average During Period   $1.3465      $1.3775      $1.3548      $1.3636      $1.3850      $1.4831
High                    $1.3990      $1.4267      $1.3820      $1.3747      $1.4291      $1.5685
Low                     $1.2839      $1.3395      $1.3271      $1.3383      $1.3400      $1.4198

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

Subsequently, NYMOX completed a private placement of 1,578,635 common shares at a price of CAN$2.00 per share for net proceeds of CAN$2,947,474 to finance its activities. The shares of NYMOX were listed on the Montreal Stock Exchange on December 18, 1995.

In April 1996, NYMOX completed private placements totaling 877,300 common shares at a per share price of CAN$6.00 for aggregate net proceeds of CAN$5,263,800.

In May 1997, NYMOX completed a private placement totaling 696,491 units for a total consideration of CAN$4,527,191. Each unit was comprised of one common share of Nymox and one series A common share purchase warrant entitling the holder to subscribe to one common share of NYMOX at a per share price of $8.50 until May 15, 1998.

In 1998, the Corporation completed private placements totaling 366,000 common shares for total proceeds of CAN$3,131,500 with institutional and individual investors. A total of 177,500 common share purchase warrants were issued as well entitling the holder to subscribe to one common share of NYMOX at prices of CAN$8.50 (50,000) and CAN$10.00 (127,500). All of the 696,491 Series A warrants issued in connection with the

1997 private placement were exercised in 1998 for total proceeds to the Company of Can$5,920,174.

Subsequent to year-end, the Corporation completed private placements for a total of 55,000 common shares at CAN$8.50 per share, for total proceeds of CAN$467,500. In connection with these private placements, the Corporation issued an additional 27,500 warrants exercisable at a price of $10.00 per share.

RESULTS OF OPERATIONS

The Company is a development stage company, which has, during the periods presented in the Summary Financial Information above, realized limited revenues from operations. Net losses for the period ended December 31, 1998 were CAN$6,903,611, or CAN$0.36 per share, compared to CAN$4,999,455, or CAN$0.27 per share, for the period ended December 31, 1997.

FOR THE YEAR ENDED DECEMBER 31, 1998:

Revenues on service fees for the AD7C(TM) test amounted to Can$151,263 for the year ended December 31, 1998, compared with CAN$24,584 for the year ended December 31, 1997. More than half of these revenues were generated in the last two months of 1998 when the AD7C(TM) urine test service was launched through the reference laboratory service. All of the service fee revenue was derived in the United States. Interest revenue increased to CAN$243,574 in 1998 compared to CAN$76,526 in 1997, derived from interest earned on the cash and short-term investments received from the private placements referred to above.

Research and development expenditures amounted to CAN$3,019,015 for the year ended December 31, 1998, compared with CAN$2,562,349 for the year ended December 31, 1997. The increase is principally attributable to increased expenditures on reagents and clinical studies related to R&D in therapeutics and anti-infectives (net increase CAN$476,677) at the Kensington, Maryland laboratory during the year. In 1998, research tax credits amounted to CAN$5,778 compared to CAN$150,000 in 1997. The reduction in tax credits is attributable to the transfer of research and development activities to the United States.

Marketing expenses amounted to CAN$3,240,242 for the year ended December 31, 1998 compared to CAN$1,925,654 for the year ended December 31, 1997. A major marketing effort in 1998 accounted for the increased expenditures; the effort focused specifically on mass mailings and publicity (net increase CAN$827,189) and presentations at conferences (net increase CAN$579,496). The Company will significantly reduce expenditures in this area in 1999.

General and administrative expenses amounted to CAN$896,201 for the year ended December 31, 1998, compared with CAN$589,524 in the year ended December 31, 1997.

The increase is attributable to increases in professional fees (net increase CAN$193,736) and increased costs related to shareholder relations (net increase CAN$73,146).

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1998, cash, short term investments and subscriptions receivable totaled Can$3,465,705. In addition, proceeds of CAN$467,500 were received in January 1999 from subsequent private placements.

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in Canada and the United States of CAN$37,117 per month and ongoing research funding payments to a U.S. medical facility totaling US$172,000 for 1999.

The Company invested CAN$563,063 in additional capital assets in the year ended December 31, 1998 compared to CAN$260,183 in 1997, consisting of patent costs (CAN$434,254), laboratory equipment (CAN$93,859) and computer equipment and furnishings (CAN$34,956).

The Company does not believe that inflation has had a significant impact on its results of operations.

The Company has given to the Chief Financial Officer the responsibility of assessing the impact of and developing a remediation plan for the impact of the Year 2000. The Company has relatively few suppliers due to the nature of its business and the manner in which its business is conducted. The Company is in the process of identifying and contacting key suppliers, partners and collaborators to determine their stage of readiness for the Year 2000. Confirmation of Year 2000 compliance has already been received from the Company's payroll, accounting and most of its internal data processing systems suppliers. The Company has alternative suppliers for each of the key areas of research and office supplies, and may use them if required. The Company does not interface electronically with any of its suppliers or service providers. The Company is also finalizing an inventory of all the equipment and software applications it uses that could be impacted in a material way by the year 2000 issue. Obsolete equipment is being retired from all of the Company's systems that have been identified as being susceptible to the Year 2000. Management believes that the conversion and testing of the systems can be achieved with the Company's existing staff at minimal cost and anticipates that testing and implementation of the necessary changes will be complete by September 1999.

FOR THE YEAR ENDED DECEMBER 31, 1997:

Research and development expenditures represented the Company's most significant expenditure and amounted to CAN$2,562,349 for the year ended December 31, 1997, compared with CAN$2,356,000 for the year ended December 31, 1996. The increased expenses were largely attributable to increased expenditures related to laboratory expenses (CAN$178,000) at the Kensington, Maryland laboratory during the year. The Kensington facility was in operation for only 10 months in 1996. The Company also paid its third installment under its research and license agreement with Massachusetts General Hospital ("MGH") in the amount of CAN$311,310, which was CAN$36,000 higher than the 1996 payment. Under the agreement, the Company was obligated to make certain regularly scheduled payments to MGH as research grants in exchange for royalties from any sales of resulting products. (See "Patents and Proprietary Information"). Gross research and development expenditures were partially offset by research tax credits available to the Company in Quebec. In 1997, research tax credits amounted to CAN$150,000 compared to CAN$240,000 in 1996. The reduction was attributable to the transfer of certain research and development activities to the United States.

Marketing expenses in 1997 amounted to CAN$1,925,654 for the year ended December 31, 1997 compared to CAN$1,253,894 for the year ended December 31, 1996. Expenditures in 1997 consisted largely of the costs of establishing and maintaining a sales and marketing force (CAN$1,135,000) and costs related to marketing activities such as presentations at conferences, publicity, travel, general expenses, printing and postage (Can$ 790,000). Expenditures in 1996, consisted of publicity related costs in connection with pre-marketing of AD7C(TM) (CAN$746,000), salaries (CAN$178,000) and other costs related to marketing activities (CAN$330,000).

General and administrative expenses amounted to CAN$589,524 for the year ended December 31, 1997 compared with CAN$497,179 in the year ended December 31, 1996. The increase was attributable to legal costs and expenses related to United States public company registration and the NASDAQ listing (CAN$119,600).

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

FOR YEAR ENDED DECEMBER 31, 1996:

Research and development expenditures amounted to CAN$2,356,000 for the year ended December 31, 1996, compared with CAN$571,215 for the five-month period ended December 31, 1995 and CAN$371,939 for the year ended July 31, 1995. The increased expenses were largely attributable to the hiring of additional personnel in Canada (CAN$709,000) and the opening of the Kensington, Maryland laboratory during the year (CAN$448,000), as well as increased expenditures related to laboratory expenses (CAN$588,000). The Company also paid its second installment under its research agreement with MGH, in the amount of CAN$274,675, which was CAN$40,000 higher than the 1995 payment. Gross research and development expenditures were partially offset by research tax credits available to the Company in Quebec.

General and administrative expenses, including marketing related expenses amounted to CAN$1,751,073 for the year ended December 31, 1996 compared with CAN$130,688 in the five-month period ended December 31, 1995. The increase was attributable to the hiring of additional non-research personnel, which amounted to approximately CAN$125,000 and to costs incurred in the Company's Kensington, Maryland laboratory which amounted to approximately CAN$70,000. This facility operates as a wholly-owned subsidiary of the Company. The increase in expenses was also attributable in part to costs related to shareholder relations and other expenses associated with being a public corporation that were not incurred in fiscal 1995 (CAN$257,000) and publicity-related costs (CAN$746,000) in connection with the pre-marketing of AD7C(TM). The remaining increase was related to sundry office expenses.

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

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None; Not applicable. See "Note 8 - Fair Values" in financial report.

ITEM 10. DIRECTORS AND OFFICERS

a)  The directors and executive officers of NYMOX are:

Dr. Paul Averback, M.D., D.A.B.P., President and Director (since September 1995) of the Company, is the founder of the Company and the inventor of much of its initial technology. Prior to founding the Company, Dr. Averback served as President of the Company's predecessor, DMS. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

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


SUMMARY COMPENSATION TABLE
(IN CANADIAN DOLLARS)


                                FISCAL YEAR ENDED      FISCAL YEAR ENDED
                                    12/31/97               12/31/98

NAME AND                                   OTHER CASH             OTHER CASH
PRINCIPAL POSITION             SALARY     COMPENSATION  SALARY   COMPENSATION
------------------             ------     ------------  ------   ------------
Dr. Paul Averback,             $150,000         -       $150,000       -
President and Director
Dr. Hossein A. Ghanbari,       $110,000         -       $142,000       -
Vice-President and Director
Mr. Roy Wolvin,                $ 70,200          -      $ 70,200       -
Secretary-Treasury
Dr. Iraj Beheshti,             $122,000         -       $125,000       -
Vice-President, Director of
Clinical Reference Laboratories
All directors and executive
officers as a group            $402,200         -       $487,200       -

See "Options to Purchase Securities" in Item 12 for stock options granted.

The Company does not currently have written employment contracts with the above-named executive officers.

Directors of the Company were not paid any fee for board meeting attendance but were reimbursed for expenses incurred in connection with their office.

b) The Company does not have any pension plans or other type of plans providing retirement or similar benefits for directors or executive officers.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES



Total amount of common
stock subject to currently              Purchase Price
exercisable options                     (Canadian Dollars)      Expiration Date
--------------------------              ------------------      ----------------
    25,000                              $ 4.90                  September 30, 1999
    30,000                              $10.00                  October 31, 1999
   100,000                              $ 7.00                  November 9, 2002
 1,200,000                              $ 3.25                  January 17, 2006
    40,000                              $13.75                  January 17, 2006
    40,000                              $ 9.80                  January 17, 2006
   110,000                              $11.50                  April 30, 2006
    10,000                              $16.75                  August 13, 2006
    10,000                              $ 9.00                  August 13, 2006
    10,000                              $10.00                  August 13, 2006
    30,000                              $ 9.00                  October 31, 2007
    30,000                              $10.00                  October 31, 1999
    80,000                              $10.00                  October 31, 2007
    17,000                              $ 9.25                  December 19, 2007
    50,000                              $10.00                  January 22, 2009

Warrants
   441,107                              $ 8.50                  May 15, 1998
    60,000                              $10.00                  August 31, 1999
    50,000                              $ 8.50                  August 31, 1999
    95,000                              $10.00                  December 31, 1999

The total number of shares subject to options at March 31, 1999 is 1,976,000, of which options representing 1,727,000 are currently exercisable. Of those, the total number of shares subject to options held by directors and officers of NYMOX is 475,000 of which options representing 305,000 shares are currently exercisable.

There are no rights, warrants or options presently outstanding pursuant to which additional common shares could be issued, with the exception of options enabling certain directors, employees and consultants of NYMOX to acquire common shares under the Company's stock option plan and with the further exception of warrants entitling the holders to acquire up to 205,000 common shares of the Company as outlined in the above table.

The Company has created a stock option plan (the "Plan") for its key employees, its officers and directors and certain consultants. The Plan is administered by the Board of Directors of the Company (the "Board"). The Board may from time to time designate individuals to whom options to purchase common shares of the Company be granted and the number of shares to be optioned to each. The total number of common shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of common shares which may be optioned under the Plan cannot exceed 2,500,000 shares without shareholder approval.

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

Options to purchase up to 1,415,000 common shares were granted under the Plan by the Board of Directors on January 17, 1996 ( the "Granting Date"). Of these, options to purchase 1,130,000 common shares were granted to directors and officers of the Company and options to purchase 285,000 shares were granted to non-executive employees and consultants of the Company. Specifically:

i) Options to purchase 645,000 common shares of the Company at a price of CAN$3.25 per share were granted for a period of 10 years to a total of 11 beneficiaries, of which options to purchase a total of 70,000 common shares have been exercised to date.

ii) One former senior executive of the Company was granted additional options to acquire 200,000 common shares of the Company at a price of CAN$3.25 per share effective as of each of January 17, 1997, 1998 and 1999 (for a total of 600,000 additional shares which are now vested), provided he still be associated with the Company.

iii) Two directors of the Company were granted additional options to acquire 5,000 common shares of the Company, effective as of each of the first five anniversary dates of the Granting Date (for a total of 25,000 additional shares each), provided they still be associated with the Company. The first tranche of such options vested January 17, 1997, entitling the option holders to purchase a total of 5,000 shares each at a price of CAN$13.75 per share. The second tranche of such options vested January 17, 1998, entitling the option holders to purchase a total of 5,000 shares each at a price of CAN$9.80 per share. The third tranche of such options vested January 17, 1999, entitling the option holders to purchase a total of 5,000 shares each at a price of CAN$10.00 per share. The price for all unvested options has been fixed at CAN$10.00 per share.

iv) One director of the Company was granted additional options to acquire 20,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 80,000 additional shares), provided he still be associated with the Company as of the vesting dates. The first tranche of this option vested on January 17, 1997, entitling the holder to purchase 20,000 shares at a price of CAN$13.75 per share. The second tranche of such options vested January 17, 1998, entitling the holder to purchase a total of 20,000 shares at a price of CAN$9.80 per share. The third tranche of such options vested January 17, 1999, entitling the option holder to purchase a total of 20,000 shares at a price of CAN$10.00 per share. The price for all unvested options has been fixed at CAN$10.00 per share.

v) One senior executive of the Company was granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), provided he still be associated with the Company as of the vesting dates. The first tranche of such options vested on January 17, 1997, entitling the holder to purchase 10,000 shares at a price of CAN$13.75 per share. The second tranche of such options vested January 17, 1998, entitling the holder to purchase a total of 10,000 shares at a price of CAN$9.80 per share. The third tranche of such options vested January 17, 1999, entitling the option holder to purchase a total of 10,000 shares at a price of CAN$10.00 per share. The price for all unvested options has been fixed at CAN$10.00 per share.

All of the above options are effective for a period of 10 years from the Granting Date.

Under the same plan, on April 30, 1996, options to purchase 115,000 common shares of the Company at a price of CAN$11.50 per share were granted for a period of 10 years to a total of five beneficiaries of which options representing 5,000 shares were subsequently canceled. Options to purchase 25,000 common shares of the Company at a price of CAN$15.50 per share were granted on June 7, 1996 for a period of 10 years to one beneficiary and were subsequently canceled. On August 13, 1996, one consultant of the Company was granted options to acquire 10,000 common shares of the Company at a price of CAN$16.75 for a period of ten years. This consultant was granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), provided the consultant remains active with the Company on each such vesting date. The first tranche of such options vested on August 13, 1997, entitling the holder to purchase 10,000 shares at a price of CAN$9.00 per share. The second tranche of such options vested January 17, 1998, entitling the holder to purchase a total of 10,000 shares at a price of CAN$10.00 per share. The price for all unvested options has been fixed at CAN$10.00 per share.

Under the same plan, on October 31, 1997, options to purchase up to 230,000 common shares were granted to a total of six beneficiaries under the Plan by the Board of Directors. Specifically:

(i) Options to purchase 30,000 common shares of the Company at a price of CAN$9.00 per share were granted for a period of 10 years to a total of five beneficiaries.

(ii) Two directors of the Company were granted additional options to acquire 5,000 common shares of the Company, effective as of each of the first five anniversary dates of the Granting Date (for a total of 25,000 additional shares each), provided they still be associated with the Company as of the vesting dates. The first tranche of such options vested October 31, 1998, entitling the holders to purchase a total of 5,000 shares each at a price of CAN$10.00 per share. The price for all unvested options has been fixed at CAN$10.00 per share.

(iii) A director, an executive and a key employee of the Company were granted additional options to acquire 10,000 common shares of the Company, effective as of each of the first four anniversary dates of the Granting Date (for a total of 40,000 additional shares), provided they still be associated with the Company as of the vesting dates. The first tranche of such options vested October 31, 1998, entitling the holders to purchase a total of 10,000 shares each at a price of CAN$10.00 per share. The price for all unvested options has been fixed at CAN$10.00 per share.

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

On September 30, 1998, one consultant of the Company was granted options to acquire 25,000 common shares of the Company at a price of $4.90 per share, such options to be exercisable for a period of 12 months from the Granting Date.

On November 9, 1998, one consultant of the Company was granted options to acquire 100,000 common shares of the Company at a price of $7.00 per share, such options to be exercisable for a period of 4 years from the Granting Date.

On January 22, 1999, one executive of the Company was granted options to acquire 50,000 common shares of the Company at a price of $10.00 per share, such options to be exercisable for a period of 10 years from the Granting Date.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

The Company holds notes receivable from a former director as follows:
1.CAN$56,000 non-interest bearing, payable on demand.

2.US$124,500 bearing interest at 9% per annum beginning Feb. 1,1999, payable on demand.

Additional amounts owing: 3.US$17,979.70 non-interest bearing, payable on demand.

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

ITEM 18.  FINANCIAL STATEMENTS

     The financial statements listed in item 19 are incorporated by reference in this item

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     a)   Financial statements (which appear after the signature page hereto):

     At and for the year ended December 31, 1998:

          Consolidated Balance Sheet -- December 31, 1998
          Consolidated Statement of Earnings and Deficit
          Consolidated Statements of Changes in Financial Position Notes

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

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20 - F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NYMOX PHARMACEUTICAL CORPORATION
                                                  (Registrant)


                                    By: /s/ Paul Averback
                                        -----------------
                                        Paul Averback
                                        Title: President



Date: April 30, 1999

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 1998, 1997 and 1996

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 1998 and 1997 and the consolidated statements of earnings, deficit and changes in financial position for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended December 31, 1998, 1997 and 1996 in accordance with generally accepted accounting principles.




Chartered Accountants

Montreal, Canada
February 26, 1999

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996


FINANCIAL STATEMENTS

     Consolidated Balance Sheets.................................   1

     Consolidated Statements of Earnings.........................   2

     Consolidated Statements of Deficit..........................   3

     Consolidated Statements of Changes in Financial Position....   4

     Notes to Consolidated Financial Statements..................   5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 1998 and 1997
(in  Canadian dollars)

                                                1998                   1999
                                            ------------           -----------
Assets

Current assets:
  Cash (note 3)                             $    714,298           $    507,259
  Short-term investments                       2,113,907              1,780,086
  Accrued interest                                46,082                  4,200
  Receivable due from a financial
    institution (note 6 (b))                     637,500                     --
  Accounts receivable                             74,653                     --
  Research tax credits receivable                  5,778                150,000
  Notes receivables (note 4)                     273,995                 56,000
  Other receivables                               43,028                 28,790
                                            ------------           ------------
                                               3,909,241              2,526,335

Capital assets (note 5)                        1,846,979              1,419,462
                                            ------------           ------------
                                            $  5,756,220           $  3,945,797
                                            ============           ============

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities  $    434,440           $    292,330

Shareholders' equity:
  Capital stock (note 6)                      23,011,556             13,852,632
  Capital stock subscription                          --                504,000
  Deficit                                    (17,689,776)           (10,703,165)
                                            ------------           ------------
                                               5,321,780              3,653,467

Commitments (note 7)
Subsequent event (note 13)
                                            ------------           ------------
                                            $  5,756,220           $  3,945,797
                                            ============           ============


See  accompanying notes to consolidated financial statements.


On behalf of the Board:

_______________________  Director

_______________________  Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

                                           1998              1997               1996
                                       ------------     -------------     --------------
Revenue:
   Interest                            $    243,574      $     76,526       $    226,940
   Service fees                             151,263            24,584                 --
                                       ------------     -------------     --------------
                                            394,837           101,110            226,940

Expenses:
   Research and development               3,019,015         2,562,349          2,356,000
   Less research tax credits                 (5,778)         (150,000)          (240,000)
                                       ------------     -------------     --------------
                                          3,013,237         2,412,349          2,116,000
   Marketing                              3,240,242         1,925,654          1,253,894
   General and administrative               896,201           589,524            497,179
   Depreciation and amortization            135,551           158,694             78,906
   Interest and bank charges                 13,217            14,344              8,025
                                       ------------     -------------     --------------
                                          7,298,448         5,100,565          3,954,004
                                       ------------     -------------     --------------
Loss before income taxes                 (6,903,611)       (4,999,455)        (3,727,064)

Income taxes (note 8)                            --                --             28,000
                                       ------------     -------------     --------------
Net loss                               $ (6,903,611)    $  (4,999,455)    $   (3,699,064)
                                       ============     =============     ==============

Loss per share                               $(0.36)           $(0.27)            $(0.21)
                                       ============     =============     ==============

Weighted average number of common
   shares outstanding                    19,304,435        18,370,873         17,654,862
                                       ============     =============     ==============

See  accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

                                   1998               1997              1996
                               ------------        -----------       -----------
Deficit, beginning of year     $(10,703,165)      $ (5,472,710)      $(1,539,686)

Net loss                         (6,903,611)        (4,999,455)       (3,699,064)

Share issue costs                   (83,000)          (231,000)         (233,960)
                               ------------       ------------       -----------
Deficit, end of year           $(17,689,776)      $(10,703,165)      $(5,472,710)
                               ============       ============       ===========

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

                                            1998          1997          1996
                                            ----          ----          ----

Cash provided by (used in):

Operations:
  Net loss                           $(6,903,611)  $(4,999,455)  $(3,699,064)
  Item not involving cash:
     Depreciation and amortization       135,551       158,694        78,906
  Net change in non-cash operating
     working capital items              (481,941)       58,421       (55,855)
                                     -----------   -----------   -----------
                                      (7,250,001)   (4,782,340)   (3,676,013)

Financing:
  Issuance of capital stock            8,654,924     4,549,941     5,280,050
  Subscription to capital stock               --       504,000            --
  Share issue costs                      (83,000)     (231,000)     (233,960)
                                     -----------   -----------   -----------
                                       8,571,924     4,822,941     5,046,090

Investment:
  Additions to capital assets           (563,068)     (260,183)   (1,030,724)
  Notes receivable                      (217,995)           --            --
                                     -----------   -----------   -----------
                                        (781,063)     (260,183)   (1,030,724)
Increase (decrease) in cash and
 short-term investments                  540,860      (219,582)      339,353

Cash and short-term investments,
 beginning of year                     2,287,345     2,506,927     2,167,574
                                     -----------   -----------   -----------

Cash and short-term investments,
 end of year                         $ 2,828,205   $ 2,287,345   $ 2,506,927
                                     ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(in Canadian dollars)

1.   ORGANIZATION AND BUSINESS ACTIVITIES:

     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

     Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital. Management is confident that it will be able to obtain the continued financial support of its shareholders and/or new external financing to pursue its development.

     The Corporation is listed on the Montreal Exchange and the NASDAQ Stock Market.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Consolidation:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its wholly-owned US subsidiary, Nymox Corporation. Intercompany balances and transactions have been eliminated on consolidation.

          Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders' equity reported in accordance with Canadian GAAP with US GAAP is presented in note 10.

     (b)  Short-term investments:

          The Corporation's portfolio of short-term investments, which does not include equity securities, consists principally of government securities and commercial paper that are highly liquid and readily convertible into cash. These are recorded at the lower of cost or market value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (g)  Loss per share:

          The loss per share amounts has been calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been disclosed because the effect of common shares issuable upon the exercise of options and warrants would be anti-dilutive.

3.   CASH:

     Cash includes $542,953 of cash held in trust by the Corporation's legal counsel at December 31, 1998. This amount, which was received from the closing of various private placements in December 1998, was released to the Corporation in January 1999.

4.   NOTES RECEIVABLE:

                                                           1998         1997
                                                         --------     --------
     Note receivable, unsecured, non-interest
     bearing, payable on demand                          $ 56,000      $56,000

     Note receivable, unsecured, bearing
     interest at 9% per annum beginning
     February 1, 1999, payable on demand                  217,995           --
                                                         --------      -------
                                                         $273,995      $56,000
                                                         ========      =======

     The notes are receivable from a director, who was no longer associated with the Company as of March 1999.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)


5.   CAPITAL ASSETS:


                                                                            1998
                                    --------------------------------------------
                                                     Accumulated        Net book
                                          Cost      depreciation           value
                                    ----------      ------------       ---------
     Computer equipment             $   78,438          $ 25,528      $   52,910
     Laboratory equipment              717,820           220,468         497,352
     Office equipment and fixtures      38,956            11,687          27,269
     Patents                         1,276,318             6,871       1,269,447
     Intellectual property rights            1                --               1
                                    ----------          --------      ----------
                                    $2,111,533          $264,554      $1,846,979
                                    ==========          ========      ==========



                                                                            1997
                                    --------------------------------------------
                                                     Accumulated        Net book
                                          Cost      depreciation           value
                                    ----------      ------------       ---------
     Computer equipment             $   55,803          $ 15,174      $   40,629
     Laboratory equipment              734,041           217,299         516,742
     Office equipment and fixtures      26,475             6,449          20,026
     Patents                           842,064                --         842,064
     Intellectual property rights            1                --               1
                                    ----------          --------      ----------
                                    $1,658,384          $238,922      $1,419,462
                                    ==========          ========      ==========


6.   CAPITAL STOCK:


                                                            1998            1997
                                                     -----------     -----------

     Authorized:
          An unlimited number of common shares

     Issued and outstanding:
          19,727,904 common shares
               (1997 -- 18,632,873)                  $23,011,556     $13,852,632
                                                     ===========     ===========


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in Canadian dollars)

6.   CAPITAL STOCK (CONTINUED):

     (a)  Changes in the Corporation's capital stock are presented below:

                                                      Shares          Dollars
                                                    ----------      -----------

     Issued and outstanding, December 31, 1996      17,929,382      $ 9,302,691

     Issue of common shares for cash (b)               696,491        4,527,191

     Issue of common shares pursuant to exercise
     of stock options                                    7,000           22,750
                                                    ----------      -----------
     Balance, December 31, 1997                     18,632,873       13,852,632

     Issue of common shares for cash (b)               366,000        3,131,500

     Cancellation of shares (c)                          (460)               --

     Issue of common shares pursuant to exercise
     of warrants                                       696,491        5,920,174

     Issue of common shares pursuant to exercise
     of stock options                                   33,000          107,250
                                                    ----------      -----------
     Balance, December 31, 1998                     19,727,904      $23,011,556
                                                    ==========      ===========

     (b)  Private placements:

          In 1998, the Corporation completed private placements for 366,000 common shares for total aggregate proceeds of $3,131,500. At December 31, 1998, proceeds of $637,500 for the issuance of 75,000 common shares were receivable. These funds were received by the Corporation in January 1999.

          In 1997, the Corporation completed a private placement of 696,491 common shares at a price of $6.50/share and received gross proceeds of $4,527,191.

          The share issue costs related to these private placements have been charged against the deficit.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

6.   CAPITAL STOCK (CONTINUED):

     (c)  Cancellation of shares:

          During the year, the Corporation was advised by its transfer agent that common shares of the Corporation, which had been issued on the amalgamation of the Company with Monterey Capital Inc. in 1995, were never claimed. These common shares have been cancelled.

     (d)  Warrants:

          The Corporation has issued the following warrants to purchase common shares:

                     Exercise                       Outstanding at
                    price per            Exercised    December 31,
          Warrants      share   Issued     to date            1998              Expiry
          --------  ---------   ------   ---------  --------------              ------
          Series A     $ 8.50  696,491     696,491              --                  --
          Series B       8.50   50,000          --          50,000     August 31, 1999
          Series C      10.00   60,000          --          60,000     August 31, 1999
          Series D      10.00   67,500          --          67,500   December 31, 1999

          The Series A warrants were issued in connection with the 1997 private placement and were exercised in 1998. The Series B, C and D warrants were issued in connection with various private placements completed in 1998. As at December 31, 1998, none of these warrants had been exercised.

     (e)  Stock options:

          The Corporation has established a stock option plan (the "Plan") for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in Canadian dollars)

6.    CAPITAL STOCK (CONTINUED):

      (e)  Stock options (continued):

           Changes in outstanding options were as follows for the last two fiscal periods:


                                                  Stock options
                                                  -------------
           Balance, December 31, 1996               1,575,000

           Granted                                    271,000

           Exercised                                   (7,000)

           Cancelled                                   (5,000)
                                                    ---------
           Balance, December 31, 1997               1,834,000

           Granted                                    125,000

           Exercised                                  (33,000)

           Cancelled                                    --
                                                    ---------
           Balance, December 31, 1998               1,926,000
                                                    =========

           The weighted average exercise prices of options granted, exercised and cancelled during 1998 were $6.59/share (1997 - $9.42/share), $3.25/share (1997 - $3.25/share) and nil/share (1997 - $11.50/share), respectively. The weighted average exercise price of options exercisable at December 31, 1998 is $5.95/share (1997 - $5.10/share).

           At December 31, 1998, options outstanding were as follows:

          Options outstanding             Exercise price per share               Expiry date
          -------------------             ------------------------               -----------
                25,000                           $ 4.90                               1999
                30,000                           $10.00                               1999
               100,000                           $ 7.00                               2002
                40,000                           $13.75                               2006
                40,000                           $ 9.80                               2006
               110,000                           $11.50                               2006
                10,000                           $16.75                               2006
                40,000                           $ 9.00                               2006
                 5,000                           $ 9.25                               2007
             1,200,000                           $ 3.25    (i)                   2006-2009
                36,000                           $ 9.25   (ii)                   2006-2010
               290,000                           $10.00  (iii)                   2006-2012
             ---------
             1,926,000
             =========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

6.   CAPITAL STOCK (CONTINUED):

     (d)  Stock options (continued):

          (i)   These options are effective and exercisable as follows:


                  Currently                                            1,000,000
                  1999                                                   200,000
                                                                        --------
                                                                       1,200,000
                                                                       =========

          (ii)  These options are effective and exercisable as follows:

                  Currently                                               12,000
                  1999                                                    12,000
                  2000                                                    12,000
                                                                       ---------
                                                                          36,000
                                                                       =========

          (iii) These options become vested at various dates over the next five years. During the year, the board of directors approved an amendment to change the exercise price of these options to $10.00/share. The exercise price was previously set at the trading price of the shares on the date preceding each vesting date. These options vest as follows:

                  Vested 1998                                             50,000
                  1999                                                    90,000
                  2000                                                    90,000
                  2001                                                    50,000
                  2002                                                    10,000
                                                                       ---------
                                                                         290,000
                                                                       =========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in Canadian dollars)

7.   COMMITMENTS:

     (a)  Operating leases:

          Minimum lease payments under operating leases for the Corporation's premises for the next three years are as follows:

          1999                           $445,407
          2000                            151,582
          2001                             24,089
                                         --------
                                         $621,078
                                         ========

     (b)  Research funding:

          The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $735,000 (US$516,000) in the next three years as follows:

          1999                           $245,000
          2000                            245,000
          2001                            245,000
                                         --------
                                         $735,000
                                         ========


          The Corporation has an exclusive license to patents from this facility covering rights to AD7C diagnostics and therapeutics. Under this license, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties of 4% on worldwide sales of the AD7C test.

          During the period ended December 31, 1998, an amount of approximately US$128,000 (1997 - US$172,000) was paid and expensed in connection with the research grant described above.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

7.   COMMITMENTS (CONTINUED):

     (c)  License agreements:

          In January 1999, the Corporation granted a non-exclusive license to an American corporation to utilize all proprietory technology, including its rights to patents and know-how, necessary to conduct the AD7C(TM) test in a reference laboratory. The Corporation will receive compensation under the agreement based on the number of tests conducted by the American company. The license, which is for the US territory, is for an initial term of 24 months and is subject to automatic renewal for two additional one-year terms.

8.   INCOME TAXES:

     Details of the components of income taxes are as follows:

                                                        1998             1997             1996
                                                    ------------     ------------     ------------
     Loss before income taxes:
        Canadian operations                         $ (2,573,106)    $ (2,489,752)    $ (3,106,405)
        U.S. operations                               (4,330,505)      (2,509,703)        (620,659)
                                                    ------------     ------------     ------------
                                                      (6,903,611)      (4,999,455)      (3,727,064)

     Basic income tax rate                                  38.0%            38.0%            38.0%
                                                     -----------      -----------      -----------
     Income tax recovery at statutory rates            2,623,000        1,900,000        1,416,000

     Adjustments in income taxes resulting from:
        Non-recognition of losses and other
         unclaimed deductions                         (2,623,000)      (1,900,000)      (1,416,000)
        Credit for losses                                      -                -           28,000
                                                    ------------     ------------     ------------
     Income taxes                                   $          -     $          -     $     28,000
                                                    ============     ============     ============

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

8.   INCOME TAXES (CONTINUED):

     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. The related income tax benefit of these items will be recorded in earnings when realized. These expire as follows:

                                                         Federal      Provincial
                                                      ----------     -----------
Non-capital losses:
     1999                                             $   40,000     $    --
     2000                                                 36,000          36,000
     2001                                                 58,000          58,000
     2002                                                920,000          --
     2003                                              1,990,000       1,276,000
     2004                                              1,388,000       1,090,000
     2005                                              3,024,000       3,024,000

Scientific research and development expenditures:
     (Indefinitely)                                    1,671,000       4,200,000

     The Corporation also has investment tax credits available in the amount of approximately $464,000 available to reduce future years' federal taxes payable. The benefit of these credits will be recorded when realized. These credits expire as follows:

     2005                                                               $ 26,000
     2006                                                                290,000
     2007                                                                148,000

     In addition, the Corporation's US subsidiary has losses carried forward of approximately US$4,900,000 which expire as follows:

     2011                                                            $  460,000
     2012                                                             1,730,000
     2018                                                             2,710,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

9.   FINANCIAL INSTRUMENTS:

     (a)  Foreign currency risk management:

          A substantial portion of the Corporation's expenses are derived in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies.
          For the most part, this exposure is reduced to the extent that the Corporation generates revenues in US dollars. Fluctuations in payments made for the Corporation's expenses could cause unanticipated fluctuations in the Corporation's operating results.

     (b)  Credit risk:

          Financial instruments that potentially subject the Corporation to significant concentrations of credit risk consist principally of short-term investments. The Corporation has investment policies that require placement of short-term investments in financial institutions evaluated as highly creditworthy.

     (c)  Fair value disclosure:

          The Corporation has determined that the carrying value of its short-term financial assets and liabilities, including cash and short-term investments, accrued interest, accounts receivable, subscriptions receivable, notes receivables and accounts payable and accrued liabilities, approximates fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

                                                             1998                 1997              1996
                                                         ------------         ------------      ------------
          Net  loss, Canadian GAAP                       $(6,903,611)         $(4,999,455)      $(3,699,064)

          Adjustments:
            Amortization of patents (i)                      (75,077)             (49,533)          (39,166)
            Stock-based compensation - options
              granted to non-employees (ii)                 (406,500)            (150,000)         (592,000)
                                                         ------------         ------------      ------------
          Net  loss, U.S. GAAP                           $(7,385,188)         $(5,198,988)      $(4,330,230)
                                                         ============         ============      ============
          Loss per share, U.S. GAAP                      $     (0.38)         $     (0.28)      $     (0.25)
                                                         ============         ============      ============

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

                                                              1998                1997               1996
                                                          ----------           ----------        -----------
          Shareholders' equity, Canadian GAAP            $ 5,321,780          $ 3,653,467        $ 3,829,981

          Adjustments:
            Amortization of patents (i):
              Cumulative effect to beginning
                of the period                               (180,139)            (130,606)          (91,440)
              Current period                                 (75,077)             (49,533)          (39,166)
            Stock-based compensation - options
              granted to non-employees (ii):
              Accumulative effect to beginning
                of period                                   (742,000)            (592,000)               --
              Current period                                (406,500)            (150,000)         (592,000)
                                                         ------------         ------------      ------------
            Increase in deficit                           (1,403,716)            (922,139)         (722,606)
                                                         ------------         ------------      ------------
          Shareholders' equity, U.S. GAAP                $ 3,918,064          $ 2,731,328       $ 3,107,375
                                                         ============         ============      ============

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated shareholders' equity (continued):

          (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over 17 years, the legal life of the patents, from the date the patent was secured.

          (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 10 (c)(3).

     (c)  Other disclosures required by United States GAAP:

          (1)  Development stage company:

               The Corporation is in the process of developing unique patented products which are subject to approval of regulatory authorities. The Corporation has completed the research and discovery phase of its Alzheimer's diagnostic AD7C(TM) test and is currently offering testing services in their CLIA certified clinical reference laboratory. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following disclosures are required:


                                                                  Cumulative                    Cumulative
                                                              since the date of             since the date of
                                                                 inception of                  inception of
                                                               the Corporation               the Corporation
                                                               to December 31,               to December 31,
                                                                     1998                          1997
                                                              -----------------             -----------------
               Interest revenue                                $    547,040                   $   303,466

               Service fees                                         175,847                        24,584

               Gross research and development expenditures        9,126,991                     6,107,976

               Other expenses                                     9,888,251                     5,527,963

               Cash inflow (outflow):
               Operating activities                             (17,922,963)                  (10,672,962)
               Investing activities                              (2,439,525)                   (1,658,462)
               Financing activities                              23,190,693                    14,618,769
                                                               ============                  ============

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued


Years ended December 31, 1998, 1997 and 1996
(in Canadian dollars)


10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

               The statement of shareholders' equity since date of inception is presented below.

                                                                         Consideration
                                                                      ---------------------      Accumulated
                                                       Shares            Cash       Other          deficit           Total
                                                     ----------         -------    --------      ------------      ----------
                Year ended July 31, 1990:
                     Common shares issued             2,500,000       $200,000          $--             $--         $200,000
                     Net loss                                --             --           --        (126,719)        (126,719)
                                                     ----------      ---------     --------     -----------       ----------
                     Balance, July 31, 1990           2,500,000        200,000           --        (126,719)          73,281

                Year ended July 31, 1991:
                     Net loss                                --             --           --         (24,827)         (24,827)
                                                     ----------      ---------     --------     -----------       ----------
                     Balance, July 31, 1991           2,500,000        200,000           --        (151,546)          48,454

                Year ended July 31, 1992:
                     Common shares issued                 9,375         37,500           --              --           37,500
                     Net loss                                --             --           --         (53,112)         (53,112)
                                                     ----------      ---------     --------     -----------       ----------
                     Balance, July 31, 1992           2,509,375        237,500           --        (204,658)          32,842

                Year ended July 31, 1993:
                     Common shares issued               201,250        205,000          --               --          205,000
                     Common shares cancelled          (500,000)             --          --               --               --
                     Net loss                                --             --           --         (48,862)         (48,862)
                                                     ----------      ---------     --------     -----------       ----------
                     Balance, July 31, 1993           2,210,625        442,500            -        (253,520)         188,980

                Year ended July 31, 1994:
                     Common shares issued                 2,500         10,000           --              --           10,000
                     Net loss                                --             --           --         (71,668)         (71,668)
                                                     ----------      ---------     --------     -----------       ----------
                     Balance, July 31, 1994           2,213,125        452,500           --        (325,188)         127,312

                Year ended July 31, 1995:
                     Common shares issued                78,078        412,870           --              --          412,870
                     Net loss                                --             --            -        (393,841)        (393,841)
                                                     ----------      ---------     --------     -----------       ----------
                     Balance, July 31, 1995           2,291,203        865,370           --        (719,029)         146,341

                Period ended December 31, 1995:

                     Adjustment necessary to
                       increase the number of
                       common shares                 12,708,797             --           --              --               --
                                                     ----------      ---------     --------     -----------      -----------
                     Adjusted number of
                       common shares                 15,000,000        865,370           --        (719,029)         146,341
                     Common shares issued             2,047,082      3,157,271      936,894              --        4,094,165
                     Net loss                                --             --           --      (1,639,194)      (1,639,194)
                     Share issue costs                       --       (209,797)          --              --         (209,797)
                                                     ----------      ---------     --------     -----------       ----------
                     Balance,
                       December 31, 1995             17,047,082      3,812,844      936,894      (2,358,223)       2,391,515

                Year ended December 31, 1996:
                     Common shares issued               882,300      5,280,050           --              --        5,280,050
                     Net loss                                --             --           --      (4,330,230)      (4,330,230)
                     Share issue costs                       --       (233,960)          --              --         (233,960)
                                                     ----------      ---------     --------     -----------       ----------
                Balance December 31, 1996
                  carried forward                    17,929,382      8,858,934      936,894      (6,688,453)       3,107,375

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

                                                                          Consideration                     Accumulated
                                                                     ------------------------      -----------------------------
                                                        Shares             Cash         Other            deficit            Total
                                                    ----------       ----------      --------      ------------        ----------
               Balance December 31, 1996
                  brought forward                   17,929,382       $8,858,934      $936,894       $(6,688,453)       $3,107,375

               Year ended December 31, 1997:
                    Common shares issued               703,491        4,549,941            --                --         4,549,941
                    Net loss                                                 --            --        (5,198,988)       (5,198,988)
                    Share issue costs                       --         (231,000)           --                --          (231,000)
                    Capital stock subscription              --          504,000            --                --           504,000
                                                    ----------        ---------      --------       -----------        ----------
               Balance, December 31, 1997           18,632,873       13,681,875       936,894       (11,887,441)        2,731,328

               Year ended December 31, 1998:
                    Common shares issued             1,095,031        8,654,924            --                --         8,654,924
                    Net loss                                --               --            --        (7,385,188)       (7,385,188)
                    Share issue costs                       --          (83,000)           --                --           (83,000)
                                                    ----------      -----------      --------      ------------       -----------
Balance, December 31, 1998                          19,727,904      $22,253,799      $936,894      $(19,272,629)      $ 3,918,064
                                                    ==========      ===========      ========      ============       ===========

          (2)  Income taxes:

               In accordance with Statement of Financial Accounting Standards No. 109, the income tax effect of temporary differences that give rise to the net deferred tax asset are presented below:

                                                                            1998             1997
                                                                     -----------      -----------
               Scientific research and experimental development      $   860,000      $ 1,100,000

               Non-capital losses                                      2,600,000        1,594,000

               Investment tax credits                                    464,000          590,000

               Share issue costs                                         162,000          196,000

               Less valuation allowance                               (4,086,000)      (3,480,000)
                                                                     -----------      -----------
               Net deferred tax asset                                $        --      $        --
                                                                     ===========      ===========

               There are no material deferred tax liabilities.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)


10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (2)  Income taxes (continued):

               In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Corporation is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

         (3)   Stock-based compensation:

               The Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:


                                                                       1998            1997
                                                                -----------     -----------


               Net loss            As reported      (US GAAP)   $(7,385,188)    $(5,198,988)
                                   Pro-forma                     (7,385,188)     (5,990,365)

               Loss per share      As reported      (US GAAP)         (0.38)          (0.28)
                                   Pro-forma                          (0.38)          (0.33)


               The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected volatility of 50%, and expected life of 5 years.

          (4)  Short-term investments:

               Short-term investments are classified as held-to-maturity as the Corporation has the positive intent and ability to hold these securities to maturity. As the Corporation's short-term investments include government securities and commercial paper, the aggregate fair value approximates carrying value and there are no significant unrealized gross holding gains or losses.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (5)  Comprehensive income:

               Effective January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes new rules for the reporting and display of comprehensive income and its components. The adoption of this statement has no impact on the Corporation's net income or shareholders' equity.

11.  SEGMENT DISCLOSURES:

     Geographic segment information was as follows:

                                                             United
                                            Canada           States
                                          --------         --------
     Revenues:
          1998                            $243,574         $151,263
          1997                              76,526           24,584
          1996                             226,940               --

     Net loss:
          1998                          (2,573,106)      (4,330,505)
          1997                          (2,489,752)      (2,509,703)
          1996                          (3,106,405)        (620,659)

     Identifiable assets:
          1998                           4,940,335          815,885
          1997                           3,579,849          365,948

12.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000
     Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1998, 1997 and 1996
(in  Canadian dollars)

13.  SUBSEQUENT EVENT:

     In January 1999, the Corporation completed private placements for a total of 55,000 common shares at $8.50 per share, and received gross proceeds of $467,500. In connection with these private placements, the Corporation issued an additional 27,500 Series D warrants exercisable at a price of $10.00 per share, expiring on December 31, 1999.

                                 EXHIBIT INDEX

                        NYMOX PHARMACEUTICAL CORPORATION

                        Form 20-F Registration Statement

     Exhibit No.                         Description
     -----------                         -----------
Form 20-F    Edgar
---------    -----
1.1          3.1     Articles of Incorporation, as amended, of the Registrant
                     (filed previously).

1.2          3.2     Bylaws of the Registrant (filed previously).

3.1          10.1    Memorandum of Agreement between Paul Averback and
                     the Registrant (filed previously).

3.2          10.2    Share Option Plan of the Registrant (filed
                     previously).

3.3          10.3    Research and License Agreement between the General
                     Hospital Corporation and the Registrant (filed previously).

3.4          10.4    Sole Non-Exclusive License and Supply Agreement for the
                     Nymox AD7C(TM) Diagnostic Test for Alzheimer's Disease
                     between SGS Lab Simon S.A. and the Registrant (filed
                     previously).

3.5          10.5    Research and License Amendment between the General
                     Hospital Corporation and the Registrant (filed previously).

3.6          10.6    Sole Non-Exclusive License and Supply Agreement for the
                     Nymox AD7C(TM) Diagnostic Test for Alzheimer's Disease
                     between Specialty Laboratories and the Registrant.


                       SOLE NONEXCLUSIVE U.S. LICENSE AND
                            SUPPLY AGREEMENT FOR THE
                         NYMOX AD7C(TM) DIAGNOSTIC TEST
                            FOR ALZHEIMER'S DISEASE

                        ENTERED INTO ON JANUARY 19, 1999

B Y    A N D    B E T W E E N :

                               NYMOX CORPORATION

     Licensor