Form 20-F
period 1999-12-31
NYMOX PHARMACEUTICAL CORP
filed 2000-05-15
CIK 1018735

                                  Form 20 - F

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934 [Fee required]

                                       or

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee required] - For the fiscal year ended December 31, 1999

                                       or

[ ]  Transition report pursuant to section 13 or 15(d) of the Securities
     Exchange Act of 1934 [No fee required]         -        For the transition
     period from                 to

                Commission file number(s): SEC Filer, 72731,356

                       Registrant: File Number: 001-12033

                                CIK: 0001018735


                        Nymox Pharmaceutical Corporation
             (Exact name of registrant as specified in its charter)
                                     Canada

                (Jurisdiction of incorporation or organization)
                        9900 Cavendish Blvd., Suite 306
                      St. Laurent, Quebec, Canada, H4M 2V2

Securities registered or to be registered pursuant to section 12(b) of the Act.


Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
       None                                          Not Applicable

 Securities registered or to be registered pursuant to section 12(g) of the Act
                                  Common Stock

 Securities registered or to be registered pursuant to section 15(d) of the Act
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 20,003,804 shares as of December 31, 1999.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)), and (2) has been subject to such filing requirements for the past 90 days.

                 Yes [X]                                  No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17 [ ]                             Item 18  [X]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

You should be aware that this annual report contains forward-looking statements about, among other things, the anticipated operations, product development, financial condition and operating results of Nymox, proposed clinical trials and proposed transactions, including collaboration agreements.

By forward-looking statements, we mean any statements that are not statements of historical fact, including (but are not limited to) statements preceded by or that include the words, "believes", "expects", "anticipates", "hopes", "targets" or similar expressions.

In connection with the "safe harbor" provisions in the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement to identify some of the important factors that could cause Nymox's actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, Nymox. These factors, many of which are beyond the control of Nymox, include Nymox's ability to:

     - identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities,

     - obtain suitable financing to support its operations and clinical trials,

     -    manage its growth and the commercialization of its products,

     - achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology company,

     -    successfully compete in its markets,

     - realize the results it anticipates from the clinical trials of its products,

     - succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products,

     -    achieve regulatory clearances for its products,

     - obtain on commercially reasonable terms adequate product liability insurance for its commercialized products,

     - adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors,

     - assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors and

     - not encounter problems with third parties, including key personnel, upon whom it is dependent.

Although Nymox believes that the forward-looking statements contained in this annual report are reasonable, it cannot ensure that its expectations will be met. These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. Factors that could cause such differences include, but are not limited to, those discussed in the section entitled "Significant Risks That Could Materially Impact Our Operations" in Item 1, Description of Business.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

In this annual report, the term "Nymox" refers to both Nymox Pharmaceutical Corporation and its affiliates, Nymox Corporation and Serex, Inc. and, where applicable, a predecessor private corporation, DMS Pharmaceuticals Inc.

INTRODUCTION

Nymox is a development stage biopharmaceutical company based in Maywood, New Jersey and Saint Laurent, Quebec, Canada.

We specialize in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer's disease. Alzheimer's disease is a progressive, terminal brain disease of the elderly marked by an irreversible decline in mental abilities, including memory and comprehension, and often accompanied by changes in behavior and personality. It currently afflicts an estimated four million people in the United States and at least 20 million people worldwide. As the baby-boomer generation continues to age, these figures are expected to rise sharply.

DIAGNOSTIC PRODUCTS FOR ALZHEIMER'S DISEASE

Alzheimer's disease is the most common cause of dementia in persons 65 years of age and older and is the fourth leading cause of death among the elderly. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

The Surgeon General's Report on Mental Health, released on December 13, 1999, identified the importance and the need for the early detection and diagnosis of Alzheimer's disease. The report described the current approach to Alzheimer's disease diagnosis, clinical examination and the exclusion of other common causes of its symptoms, as time- and labor-intensive, costly and largely dependent on the expertise of the examiner. As a result, the illness is currently underrecognized, especially in primary care settings, where most older patients seek care. The report joined other experts writing in the field in recognizing the need for a better, more reliable method for diagnosing the disease in living patients and in particular, the need of a simple, accurate and convenient test that could detect a biochemical change early in patients with Alzheimer's disease. We believe our AD7C(TM) provides such a test.

AD7C(TM) TEST

We market a proprietary diagnostic test for Alzheimer's disease, known as the AD7C(TM) Test, through our reference laboratory in Maywood, New Jersey. The test is available both as a urine test, where the patient provides a first-morning urine sample for testing, and as a cerebrospinal fluid test, where a doctor draws a small sample of spinal fluid from the patient. The patient's doctor then forwards the sample to our laboratory where our technical staff performs the test. We then report the results to the doctor.

The AD7C(TM) Test measures the level of a brain protein called neural thread protein which is elevated early in Alzheimer's disease as reported both in the scientific literature and at scientific conferences. Researchers at the Massachusetts General Hospital and Brown University led by Doctors Suzanne de la Monte and Jack Wands first found large amounts of the protein in the brains of patients known to have died with Alzheimer's disease. Subsequent research led to the characterization of the protein and the development of a highly sensitive test to detect the presence of the protein not only in brain tissue but also in the spinal fluid and urine of patients diagnosed with Alzheimer's disease. There is evidence that the protein is associated with the growth and sprouting of brain cells and accordingly one possible explanation for its increased production in the brains of patients with Alzheimer's disease may be as one of the body's responses to the widespread destruction of brain cells that occurs with AD. The protein is also associated with cell death in brain cell cultures in the laboratory and therefore may also play a role in the cell loss in the disease.

Nymox believes that its AD7C(TM) test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer's disease. In company funded trials to date, involving over 500 clinical samples, the test results were positive for over 80% of the patients with verified Alzheimer disease and negative in over 89% of subjects without the disease (known as a low false positive rate). The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer's with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer's disease is not the cause of the patient's symptoms and to target the other, often reversible causes of the patient's symptoms, such as depression.

These trials have been confirmed by verification of the diagnosis through postmortem examination of brain tissue. To date, several studies published in scientific publications or presented at scientific conferences have confirmed the accuracy of the AD7C(TM) test. These publications include the Journal of Clinical Investigation (1997; vol.100; pages 3093-3104), the Journal of Contemporary Neurology (1998; art. 4a), two publications in the Journal of Clinical Laboratory Analysis (1998; vol.12: 285-288) and (1998; vol.12:223-226),
and Alzheimer's reports (1999; vol.2,no.6:327-332).

There can be no assurance that further studies will repeat the same level of success experienced to date.

The early diagnosis of Alzheimer's disease is important to physicians, patients and their families and enables them to make informed and early social, legal and medical decisions about treatment and care. Early diagnosis of Alzheimer's disease has become increasingly important with new improvements in drug treatment and care. Even a modest delay in institutionalization can mean substantial social and financial savings. Conversely, any testing procedure that could rule out Alzheimer's disease would eliminate the tremendous uncertainty and anxiety patients and their families otherwise face and would allow physicians to focus on the other, often reversible, causes of cognitive changes.

Early diagnosis as facilitated by the AD7C(TM) test represents a potentially large cost-savings in the form of a reduced number of office visits, lab tests, scans and other procedures required by the traditional methods of diagnosis.

The AD7C(TM) test is an aid to diagnosis, to be considered together with patient history, physical examination and other relevant medical data. The test does not replace a physician's diagnosis.

7C GOLD(TM) AN IMPROVED VERSION OF OUR AD7C(TM) TEST

We are developing an improved version of our AD7C(TM) Test that aids physicians in the diagnosis of Alzheimer's disease. This version is known as the 7C Gold test. At present, the AD7C(TM) Test is conducted in a specialized reference laboratory to which physicians send patient samples to be tested. The 7C Gold test is designed as a kit which permits the testing of patient samples either in a general purpose medical laboratory or in a physician's office. Subject to further laboratory and clinical validation and to any necessary regulatory approvals, we intend to sell the 7C Gold test worldwide within the next 12 to 18 months. We expect that, if approved, the 7C Gold test will increase the availability and acceptance of our test while lowering its cost to the patient or health care payer.

OTHER BIOCHEMICAL INDICATORS OF ALZHEIMER'S DISEASE

We are also developing a new diagnostic test for Alzheimer's disease that detects a distinctive brain antigen referred to as 35i9 which we believe is also associated with Alzheimer's disease. We hold exclusive patent rights to several other biochemical indicators for Alzheimer's disease, including the brain protein, 35i9. We intend to use our extensive scientific, medical and commercial experience and know-how in the field of Alzheimer's disease in order to develop new diagnostic tests and treatments for the disease from these and other indicators.

DEVELOPMENT OF THERAPEUTIC PRODUCTS FOR ALZHEIMER'S DISEASE

At present, there is no cure for Alzheimer's disease. There are three drugs approved by the FDA, tacrine (brand-name Cognex), donepezil HCI (brand-name Aricept) and rivastigmine (brand-name Exelon) for the treatment of Alzheimer's disease. However, at most these drugs offer symptomatic relief for the loss of mental function associated with the disease and possibly help to delay the illness- progression. There is no consensus as to the cause of Alzheimer's disease or even whether it is one disease or many.

There is an urgent need for an effective treatment for the illness, caused in part by the rising health care, institutional and social costs for the treatment and care of Alzheimer's disease sufferers. The Surgeon General's Report on Mental Health released on
December 13, 1999, put the direct health care costs for the illness in the United States at almost $18 billion for 1996. In a 1998 statement to the House Appropriations Subcommittee, the Director of the National Institute on Aging, Dr. Richard J. Hodes, estimated that the cost of care to family, caregivers and society in general was as much as $100 billion per year.

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to Dr. Hodes, the number of Americans aged 65 or over, now some 34 million, is expected to more than double by year 2030. Within this group, the population of persons over the age of 85 is the fastest growing segment. As people live longer, they become more at risk of developing Alzheimer's disease.

Nymox's research into drug treatments for Alzheimer's disease is aimed at compounds that could arrest the progression of the disease and therefore are targeted for long term use.

DRUGS TARGETING SPHERONS

We are a world leader in research and development into drugs for the treatment of Alzheimer's disease that target spherons. Nymox researchers believe that spherons are the cause of senile plaques, the characteristic injury found in the brains of patients suffering from Alzheimer's disease and widely believed to be at the root of the illness. Spherons are unique, microscopic-sized balls of protein found in every person's brain from age 1. As we age, our spherons grow larger until the cells they are in can no longer hold them. Nymox researchers believe that, once freed, the spherons burst to form senile plaques and so set off a chain of events leading to the loss of brain cells and brain function associated with Alzheimer's disease. In 1998, Nymox researchers summarized their findings in the Journal of Alzheimer's Disease and in IOS Press - Drug News & Perspectives. These summaries set forth 20 important criteria of validity correlating the disappearance of spherons in old age with the appearance of senile plaques and implicating spherons as the cause of Alzheimer's disease.

Nymox researchers believe that stopping or inhibiting the transformation of spherons into senile plaques will stop or slow the progress of this illness. You should be aware that there is no consensus among researchers about the causes or possible treatments of Alzheimer's disease and that other researchers do not share this belief that spherons are the cause of Alzheimer's disease or are a target for the development of treatments for the disease.

Based on these research findings and this approach to the treatment of the disease, we developed proprietary screening systems and used them to discover, develop and test drug candidates to inhibit the formation of Alzheimer plaques from spherons. These candidates have the potential to slow or stop the progression of the disease. Our most promising compound, NXD-2858, has shown the capability of being taken orally and of crossing the blood-brain barrier into the brain. To date, this compound shows no significant evidence of toxicity or significant potential side effects. We also have two other distinct new drug candidates, NXD-3109 and NXD-1191, neither of which demonstrate significant toxicity and both of which had positive animal testing results.

We plan to seek regulatory approval for these drug candidates to begin clinical studies for humans. You should be aware there is no guarantee that any of these drug candidates will ever be approved for marketing as a treatment for Alzheimer's disease. Drug candidates that look promising in early studies in the laboratory or with animals often prove on further testing to be unsafe, ineffective or impractical to use with human patients. The cost of bringing a drug candidate through the necessary clinical trial and regulatory approvals is very high and will require us to seek substantial financing through various sources including the issuing of more stock, the borrowing of funds secured by financial instruments such as bonds or agreements with major pharmaceutical companies. We risk not be able to secure such funding in the necessary amounts or on sufficiently favorable terms.

Nymox has patents covering both methods for using spherons as targets for developing drugs and for the actual drug candidates discovered.

NEURAL THREAD PROTEIN BASED DRUGS

Nymox also developed a unique drug screening system, based on the research that led to its AD7C(TM) test, to identify other potential drug candidates for the treatment of Alzheimer's disease. Dr. Suzanne de la Monte and other researchers at the Massachusetts General Hospital identified the gene that produces neural thread protein, the brain protein detected by Nymox's AD7C(TM) test. In this system, researchers inserted the AD7C gene into human brain cells, triggering the production of the AD7C brain protein associated with Alzheimer's disease. The genetically-altered cells then begin to sprout new growths, start to degenerate and finally die prematurely. Nymox screened compounds for their ability to impede this process of premature cell death and thus potentially slow or halt the loss of brain cells in the Alzheimer's disease brain. Nymox licensed this technology in 1997 from the Massachusetts General Hospital as part of a sponsored research and licensing agreement.

STATIN DRUGS AS A POSSIBLE PREVENTIVE TREATMENT FOR ALZHEIMER'S DISEASE

In November, 1999, Dr. Ben Wolozin of Loyola University Medical Center in Chicago reported at the annual meeting of the Society for Neuroscience his findings that some members of a class of anti-cholesterol drugs called statins may delay or prevent the onset of Alzheimer's disease. Dr. Wolozin licensed the commercial and patent rights to this discovery to Nymox.

NEW ANTIBACTERIAL AGENTS AGAINST INFECTIONS AND FOOD CONTAMINATION

Outside of the area of the treatment and diagnosis of Alzheimer's disease, we are developing a new class of antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E. coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products.

In the last ten years there has been a growing recognition of the increasing problem of antibiotic-resistant infections and the need for truly novel antibacterial drugs. A recent example of this recognition can be found in the European Commission report dated May 28, 1999, "Opinion of the Scientific Steering Committee on Antimicrobial Resistance."

In the field of infectious disease treatments, Nymox has developed three new antibacterial agents:

     - NXB-4221 for the treatment of difficult chronic and persistent urinary tract infections;

     -    NXB-5886 for the treatment of streptococcal infection; and

     -    NXT-1021 for the treatment of staphylococcal infection.

Urinary tract infections in women caused by bacteria such as E. coli have become increasingly resistant to conventional antibiotic treatment. Some varieties of streptococcus and staphylococcus bacteria, a common source of infection in humans, have acquired a broad immunity to antibiotic treatments. Infections from these antibiotic resistant bacteria are difficult to treat and can be life threatening. Nymox's three antibacterial agents have all shown the ability to kill their bacterial targets in culture with no signs of toxicity.

E. coli contamination of food and drink is a serious public health problem worldwide and a major concern for meat processors in particular. E. coli bacteria occur normally and usually harmlessly in the gastrointestinal tracts of humans, cows and other animals. However, one mutant variety of the E. coli bacteria, E. coli 0157:H7, can cause life-threatening illness and has been implicated in cases of severe diarrhea, intestinal bleeding and kidney failure, leading, in some cases, to death in children and the elderly. E. coli contamination in hamburger meat and other food products and in drinking water affects about 100,000 people a year.

Nymox developed a potent new antibacterial agent, NXC-4720. Tests of NXC-4720 show it to be highly effective against all known substrains of E. coli 0157:H7, the bacteria implicated in these severe cases of food and drink contamination. Tests of NXC-4720 show that it destroys E. coli 0157 strains, including H7, efficiently, rapidly and at a very low dose. In 1999, we began further trials for this agent and expect to complete them in 2000.

Nymox has patent rights to these and other antibacterial agents.

HISTORY OF THE COMPANY

Nymox Pharmaceutical Corporation was incorporated in Canada in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer's disease.

Nymox's principal executive offices are located at:

     Nymox Pharmaceutical Corporation
          9900 Cavendish Boulevard, Suite 306
          St.-Laurent, Quebec, Canada, H4M 2V2
          Phone: (800) 936-9669
          Fax: (514) 332-2227

     Nymox Corporation
          230 West Passaic St.
          Maywood, NJ, USA 07607

ACQUISITION OF A CONTROLLING INTEREST IN SEREX, INC.

On March 2, 2000, we closed our acquisition of a controlling interest in Serex, Inc., a privately held diagnostic company that was founded by Dr. Judith Fitzpatrick in 1983 and is based in Maywood, New Jersey.

Serex developed and patented its particle valence technology, a unique, highly sensitive, new method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. Serex incorporated this technology in its LabTab(TM) assay, which enables the easy and rapid testing of samples by general-purpose medical laboratories or in doctors? offices. Serex also licensed the Japanese rights to two of its principal patents to Mizuho Medy Co. Ltd. of Japan.

Serex's diagnostic technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use.

Serex developed its NicoMeter(TM) which can reliably detect one of the metabolic products of nicotine in human urine and saliva, enabling it to determine the level of exposure to tobacco products. The urine-based NicoMeter(TM) is currently being manufactured under contract by Mizuho USA and marketed and sold under a distribution agreement dated June 10, 1999 by Jant Pharmacal Corporation.

Serex is developing Nymox's 7C Gold test, using its patented diagnostic technology to detect in urine and spinal fluid the levels of the brain protein implicated in Alzheimer?s disease and measured by Nymox's AD7C(TM) test.

Serex has under development a test that can detect biochemical indicators of cholesterol in human saliva and therefore provide an inexpensive, convenient and reliable method of determining and monitoring cholesterol levels.

In November, 1999, Serex was granted a United States patent for an antibody and for the use of the antibody in its technology in order to detect one of the biochemical indicators for the loss of bone matter, which is a sign of osteoporosis, the most common bone disease in humans. Osteoporosis results from the progressive loss of bone material and can cause disabling and potentially life-threatening bone fractures in particular of the spine and the hips. It is most common in the elderly and in post-menopausal women.

Serex has also used its patented technology to develop products to detect an early indicator of pregnancy and to detect a brain protein implicated in certain brain diseases.

Serex also did preliminary work on tests designed to detect indicators for heart disease and for blood sugar levels in a type of diabetes and to monitor therapeutic drug levels.

Since 1996, Serex has collaborated with at least three major pharmaceutical companies and two diagnostic companies under licensing and development agreements concerning the development of some of these products. These agreements contain confidentiality provisions that prohibit the disclosure of their terms.

SIGNIFICANT RISKS THAT COULD MATERIALLY IMPACT OUR OPERATIONS

GOVERNMENTAL REGULATION

Our AD7C(TM) test which we provide as a service through our clinical reference laboratory in Maywood, New Jersey is subject to extensive government regulation in the United States. Our clinical reference laboratory and its performance of the AD7C(TM) must be certified by the Health Care Financing Administration
(HCFA) under the Clinical Laboratories Improvement Act of 1988 (CLIA), which establishes quality standards for the laboratory tests being performed to ensure the accuracy, reliability and timeliness of patient test results. In addition, some individual states such as New York State have their own requirements for the inspection and certification of reference laboratories which offer diagnostic services for patients within the state. Finally, the FDA has its own regulations governing in vitro diagnostic products, including analyte-specific reagents used in clinical reference laboratories. Any changes in our current certification status, HCFA or state law requirements or in the FDA regulations could have an impact on our ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We plan to seek FDA approval for the marketing, distribution and sale of our improved version of our AD7C(TM) Test, the 7C Gold test, outside of the clinical reference laboratory setting in the United States. Such approval is necessary for all in vitro diagnostic devices like our 7C Gold test.

The regulatory process leading to such approval can be time-consuming and expensive and can result in an outright denial or a very limited approval only. Our product will be subject to subject to premarketing and postmarketing requirements applicable to such devices, including those governing:

    i)    clinical testing;

    ii)   design control procedures;

    iii) prior FDA approval of a 510(k) application, where the FDA has determined that our diagnostic device is substantial equivalent to a marketed device, or a premarket approval application, where the FDA has been satisfied with clinical studies demonstrating the safety and efficacy of our device;

    iv)   postmarketing record and reporting obligations; and

    v)    good manufacturing practices.

The requirements for a premarket approval application are analogous to those for the approval of a new drug and include four categories of information: indications for use, device description and manufacturing methods, alternative practices and procedures for the diagnosis of the disease and clinical and nonclinical studies. The requirements for a 510(k) application are generally less onerous but still include indications for use, safety and effectiveness data as well as manufacturing and quality assurance data and information. There can be no assurance that the 7C

Gold test or any other medical device that we may develop in the future will obtain the necessary approvals within a specified time framework, if ever.
In addition, the FDA may impose certain postmarketing requirements that may significantly increase the regulatory costs associated with our product. The FDA has recourse to a wide range of administrative sanctions and civil and criminal penalties in order to enforce the applicable laws, rules and regulations.

Our therapeutic products under development by Nymox would also have to receive regulatory approval. This is a costly, lengthy and risky process. In the United States, in order for a product to be marketed, it must go through four distinct development and evaluation stages:

     Product Evaluation.

     We must conduct preliminary studies of potential drug candidates using various screening methods to evaluate them for further testing, development and marketing.

     Optimization of Product Formulation.

     The activities in this stage of development involve consultations between us and investigators and scientific personnel. Preliminary selection of screening candidates to become product candidates for further development and further evaluation of drug efficacy is based on a panel of research based biochemical measurements. Extensive formulation work and in vitro testing are conducted for each of various selected screening candidates and/or product candidates.

     Clinical Screening and Evaluation.

     During this phase of development, portions of which may overlap with product evaluation and optimization of product formulation, initial clinical screening of product candidates is undertaken and full scale clinical trials commence. The FDA must approve any clinical testing on healthy subjects (Phase 1) and on patients (Phase 2 and 3).

     Final Product Development.

     The activities to be undertaken in final product development include performing final clinical evaluations, conducting large-scale experiments to confirm the reproducibility of clinical responses, making clinical lots for any additional extensive clinical testing that may be required, performing any further safety studies required by the FDA, carrying out process development work to allow pilot scale production of the product, completing production demonstration runs for each potential product, filing new drug applications, product license applications, investigational device exemptions (and any necessary supplements or amendments) and undergoing comprehensive regulatory approval programs and processes.

We cannot assure you that we will successfully complete the development and commercialization of any therapeutic products.

In the United States, obtaining the necessary FDA approval for any drug is a lengthy, expensive and often arduous process. We cannot predict with any certainty the amount of time the FDA will take to approve one of our drugs or even whether any such approval will be forthcoming. Similar requirements exist in many other countries.

In the United States, the FDA approval procedure is a two-step process. We must file an investigational new drug application for each product with the FDA before beginning the initial (Phase I) clinical testing of the new drug in healthy subjects. If the FDA has not commented on or questioned the application within 30 days of its filing, initial clinical studies may begin. If, however, the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

After Phase I testing, we must conduct extensive clinical trials with patients in order to establish the efficacy and safety of our drug. Once we complete the required clinical testing, we expect to have to file a new drug application for FDA approval in order to market most, if not all, of our new drugs. The application is complicated and detailed and must include the results of extensive clinical and other testing, the cost of which is substantial. The FDA conducts an extensive and often lengthy review of such applications. The agency is required to review applications within 180 days of their filing, but, during the review, frequently requests that additional information be submitted. This starts the 180-day regulatory review period anew when the requested additional information is submitted and, as a result, can significantly extend the review period. Until the FDA actually approves the new drug application, there can be no assurance that the agency will consider the information requested and submitted to justify approval. The packaging and labeling of products are also subject to FDA regulation. Accordingly, it is impossible to anticipate when the FDA will approve a new drug application.

We must also obtain approval for our drugs or diagnostic devices from the comparable regulatory authority in other countries before we can begin marketing our product in that country. The approval procedure varies from country to country and can involve additional testing. The time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general each country has its own procedures and requirements, many of which are time-consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed.

After such approvals are obtained, further delays may be encountered before the products become commercially available. If, subsequent to approval, new information becomes available concerning the safety or effectiveness of any approved product, the regulatory authority may require the labeling for the affected product to be revised or the product to be withdrawn. Our manufacturing of any approved drug must conform with the FDA's good manufacturing practice regulations which govern the production of pharmaceutical products and be subject to inspections and compliance orders.

Government regulation also affects our ability to receive an appropriate level of reimbursement for our products. Throughout the developed world, both public and private health care plans are under considerable financial and political pressure to contain their costs. The two principal methods of restricting expenditures on drugs and diagnostic products and services are to deny coverage or, if coverage is granted, to limit reimbursement. For single-payer government health care systems, a decision to deny coverage or to severely restrict reimbursement for one of our products can have an adverse effect on our business and revenues.

In the United States, where, to a significant degree, the patient population for our products is elderly, Medicare and Medicaid are sources of reimbursement. In general, any restriction on reimbursement, coverage or eligibility under either program could adversely affect reimbursement to Nymox for products and services provided to beneficiaries of the Medicare and/or Medicaid programs. Many elderly people are covered by a variety of private health care organizations either operating private health care plans or Medicare or Medicaid programs subject to government regulation. These organizations are also under considerable financial constraints and we may not be able to secure coverage or adequate reimbursement from these organizations. Without coverage, we will have to look to the patients themselves who may be unwilling or unable to pay for the product; in turn, doctors may be reluctant to order or prescribe our products in the absence of coverage of the product for the patient.

In response to rising health care costs, the U.S. Congress implemented sweeping changes to the U.S. Medicare and Medicaid systems in the Balanced Budget Act of 1997 and is currently considering a number of other proposals that could significantly impact on the level of funding for Medicare and Medicaid programs. Under the new Part C: Medicare + Choice programs, beneficiaries can now opt for a variety of health delivery models, including coordinated care plans, HMOs, preferred provider organizations and provider sponsored organizations, private fee-for-service plans and medical savings account plans. In addition, states now have the option to require Medicaid recipients to enroll with managed health care plans without first obtaining a waiver, making it substantially easier for the states to meet their Medicaid obligations through private managed care organizations. All these health care delivery systems, including the original Medicare and Medicaid systems, are subject to funding formulas and spending caps and may compensate for these restrictions by limiting coverage, eligibility and/or payments. The long-term impact of these legislative changes in terms of their efficiency, effectiveness and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect our ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to us.

Our AD7C(TM) Test, and any of the new diagnostic and therapeutic products and services that we may develop, will be subject to coverage determinations by health care providers and payers. Federal and state regulations and law and internal coverage policies of health care organizations affect our ability to obtain payments for our products and services. The Medicare program will not pay for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, HCFA interpreted this provision in order to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. HCFA recently revised both its national coverage policies and procedures in general and specifically its coverage of diagnostic laboratory tests and constituted a Medicare Coverage Advisory Committee to provide advice on the effectiveness and appropriateness of medical items and services that are eligible for coverage under Medicare. It is unknown how these changes will affect our ability to obtain Medicare coverage for its products and services. However, an adverse national coverage decision with respect to one of our products or services will make it impossible to receive reimbursement from Medicare for that product and more difficult to convince private health care organizations to provide coverage for it. Even if we receive a favorable coverage decision for one of our products or services, there is no guarantee that the level of reimbursement for it will be close to our retail price for it or commensurate with the costs of developing and marketing it.

PATENTS AND PROPRIETARY INFORMATION

We believe that patent and trade secret protection is important to our business, and that our success will depend, in part, on our ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

The commercial success of products incorporating our technologies may depend, in part, upon our ability to obtain strong patent protection. We cannot assure you that additional patents covering new products or improvements will be issued or that any new or existing patents will be of commercial benefit or be valid and enforceable if challenged.

We pursue a policy of seeking patent protection for valuable patentable subject matter of our proprietary technology and require all employees, consultants and other persons who may have access to its proprietary technology to sign confidentiality agreements.

Nymox has patents issued and allowed and patent applications pending in the United States and selected countries including Canada, most European countries, Australia and Japan. These patents and patent application cover much of our current product development and technologies, including:

     o    new drug candidates for the treatment of Alzheimer's disease;

     o proprietary screening technologies for finding therapeutic drugs for Alzheimer's disease. These screening technologies consist of biological systems and defined conditions used to determine if a drug candidate possesses a useful action that can predict its potential for use in humans or animals. For example, Nymox patented screening methods that show whether a potential drug can inhibit or arrest some of the pathological changes of Alzheimer's disease. As a second example, Nymox patented screening methods that show whether a potential drug can modify in a useful way the amounts of chemical markers of Alzheimer's disease in a subject. While no proven therapeutic drugs for AD have yet been found using these screening technologies, they are a useful component to our drug development program. (See "Development of Therapeutic Products for Alzheimer's Disease" above.)

     o unique proteins which are related to Alzheimer's disease and which may, after further research and clinical trials, prove useful in either diagnostic or therapeutic applications;

     o    promising diagnostic markers for Alzheimer's disease; and

     o    anti-infective agents.

Nymox has some seven patents in the United States and a corresponding larger number of patents worldwide relating to the inventions and discoveries in those patents.

Nymox also has an exclusive license to a family of patents from the Massachusetts General Hospital covering rights to the AD7C(TM) diagnostic and therapeutic products. Under this license, the Massachusetts General Hospital is entitled to royalties of 4% from worldwide sales of the AD7C(TM) test. The earliest of these patents expires in the year 2013. Nymox also has a similar research and license agreement with Rhodes Island Hospital, where the principal researchers, Dr. Suzanne de la Monte and Dr. Jack Wands, now conduct their research into the brain protein detected by our AD7C(TM) Test, covering new developments and discoveries in this area not otherwise covered by the Massachusetts General Hospital agreement.

Nymox's affiliate, Serex, Inc., in which it recently acquired a controlling interest, also actively pursues a policy of seeking patent protection for its patentable technologies and discoveries in the United States and in selected other countries including some European countries, Canada, Australia and Japan. Its patents issued and allowed and patent applications pending cover such areas of its technologies and discoveries as:

     o its particle valence technology which can detect very small amounts of biochemical indicators for diseases, conditions and drug use in body fluids such as blood, urine and saliva.

     o a test that can detect biochemical indicators of cholesterol in human saliva and therefore provide a method of determining and monitoring cholesterol levels;

     o an antibody, which, used in Serex's proprietary technology, can detect one of the biochemical indicators for the loss of bone matter, which is a sign of osteoporosis, the most common bone disease in man.

Many companies have patents covering various drugs, methods and discoveries in the fields of diagnostics and therapeutics for Alzheimer's disease and related conditions and of new anti-infective agents. We believe that the patents issued to date will not preclude Nymox from developing and marketing our products; however, it is impossible to predict the extent to which licenses from third parties will be necessary. If Nymox were to need licenses from third parties there can be no assurance that we could obtain such licenses on commercially reasonable terms, if at all.

The fields of diagnostic methods and diagnostic tests for common human diseases and conditions, where Serex has many of its patents, have many patents covering many areas of diagnostic methods, tests and technologies. We believe that these patents issued to date to other companies will not preclude Serex from developing and marketing its products but you should be aware that it is often difficult to determine the nature, breadth and validity of competing patent claims in these fields, that there has been significant litigation in some of these areas (not involving Serex) and that, if and when Serex's products become more commercially successful, Serex's products or patents may become the subject matter of litigation. If Serex were to need licenses from third parties there can be no assurance that it could obtain such license on commercially reasonable terms, if at all.

Neither Nymox nor Serex are currently involved in litigation over patent and other intellectual property rights but significant litigation over these matters in the pharmaceutical and biotechnology industry is not uncommon. The validity and extent of patent rights can be very difficult to determine and involve complex legal, factual and scientific questions. Important legal issues about patent protection in the field of biotechnology have not been resolved. Patent litigation is costly and time-consuming and can consume substantial resources. An adverse decision can preclude the marketing of a product, expose us to significant liabilities or require us to obtain third party licenses which may not be available at commercially reasonable prices.

We also rely upon trade secrets, know-how, and continuing technological advancement to develop and maintain our competitive position. We control the disclosure and use of our know-how and confidential information through agreements with the parties involved. In addition, we have confidentiality agreements with our key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property, or that disclosure of our trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude us from using our trade secrets and confidential information. To the extent that consultants or research collaborators use intellectual property owned by others in their work with us, disputes may also arise as to the rights to related or resulting know-how or inventions.

COMPETITION

Rapidly evolving technology and intense competition are the hallmarks of modern pharmaceutical and biotechnology industries. Our competitors include:

     - major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than ours;

     - biotechnology companies, either alone or in collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with ours; and

     - academic institutions, government agencies and other public and private research organizations which are conducting research into Alzheimer's disease and which increasingly are patenting, licensing and commercializing their products either on their own or through joint ventures.

In the field of Alzheimer's disease diagnosis, our AD7C(TM) Test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

     - Athena Diagnostics, Inc. which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer's disease: a genetic test for the rare cases of familial, early-onset Alzheimer's disease;
          a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients.

     - Mitokor, Inc. which developed a blood test known as Mito-Load that looks for certain mutations in mitochondrial DNA said to be associated with Alzheimer's disease. Mitokor recently entered into a non-exclusive licensing agreement in Japan for the marketing and sale of its product there.

     - Synapse Technologies, Inc. which developed a blood test known as p97 Diagnostic that detects a protein said to be diagnostic of Alzheimer's disease. Synapse Technologies also licensed its technology for use in Japan.

     - NeuroLogic, Inc. announced in September, 1999 that it acquired an exclusive world-wide license to a cellular test for Alzheimer's disease.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which might compete some day for a portion of the diagnostic market for Alzheimer's disease.

We also face intense competition for the development of an effective treatment for Alzheimer's disease. The market conditions for an Alzheimer's disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer's disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer's disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer's disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer's disease before we can. At present, only one drug for Alzheimer's disease is being widely marketed in the United States, Aricept by Pfizer. Aricept only treats some of the symptoms of Alzheimer's disease by enhancing memory and other mental functions and not the underlying causes of the illness.

A similar competitive reality prevails in the field of novel anti-infectives. Over the past ten years, there has been an increasing awareness of the medical need and of emerging market opportunities for new treatments for antibiotic resistant bacterial infections. Many of the major pharmaceutical companies are developing anti-infective drugs that either modify their existing drugs or involve new anti-bacterial properties. Many biotechnology companies are developing new classes of anti-bacterial drugs. At least three major pharmaceutical companies have vaccines against bacterial infections in development. To the extent that these companies are able to develop drugs or vaccines that offer treatment for some or all of the indications for our anti-infectives, the market for our products may be adversely affected.

The problem of E. coli 0157:H7 contamination of hamburger meat and other food products is also well-known and a number of companies and researchers have been pursuing various potential solutions, including irradiation with x-rays, better detection of contamination, electronic pasteurization, vaccination and competitive exclusion of the pathogenic E. coli bacteria by harmless bacteria. The development of alternative solutions to the problem of E. coli infection may adversely affect the market for our treatment for E. coli 0157:H7 infection in cattle and contamination of food products.

MARKETING

We currently market our AD7C(TM) Test as a clinical reference laboratory service primarily in the United States. Our affiliate, Serex, Inc., is marketing its NicoMeter(TM), which can determine the level of exposure to tobacco products, in the United States under a distribution agreement with Jant Pharmacal Corporation and in Japan with Mizuho Medy Co. Ltd. of Japan. We have not started to commercially market or distribute any of our other products under development and most of them will require regulatory approval in each country before being marketed there.

At present, we have our own small sales force and do most of our marketing ourselves. To increase our marketing, distribution and sales capabilities both in the United States and around the world, we will need to enter into licensing arrangements, contract sales agreements and co-marketing deals. We cannot assure you that we will be able to enter into agreements with other companies on terms acceptable to us, that any licensing arrangement will generate any revenue for the company or that the costs of engaging and retaining the services of a contract sales organization will not exceed the revenues generated.

If successfully developed and approved, we plan to market and sell our therapeutic and diagnostic products directly or through co-promotion arrangements or other licensing arrangements with third parties. In cases where we have sole or shared marketing rights, we plan to build a small, focused sales force if and when such products approach marketing approval in some markets, including Europe. Implementation of this strategy will depend on many factors, including the market potential of any products we develop as well as on our financial resources. To the extent we will enter into co-promotion or other licensing arrangements, any revenues received by us will be dependent on the efforts of third parties.

ITEM 2.  DESCRIPTION OF PROPERTY

     a)   Nymox laboratory facilities in Maywood, New Jersey comprise
          4,678 square feet of leased space. That lease agreement expires February 28, 2004. Our office and research facilities in St. Laurent, Quebec, Canada comprise 6,923 square feet of leased space. The lease agreement expires on August 31, 2003. Nymox owns a full complement of equipment used in all aspects of its research and development work and its reference laboratory. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

     b)   Not applicable.

ITEM 3.  LEGAL PROCEEDINGS

Nymox's United States subsidiary, Nymox Corporation, commenced an action against a former employee, Hossein Ali Ghanbari, in Montgomery County, Maryland, for repayment of two promissory notes. On August 5, 1999, the court granted Nymox Corporation's Motion for Partial Summary Judgment in the sum of $168,731.83.

Hossein Ali Ghanbari has made counterclaims against Nymox Corporation. On February 3, 2000, the large majority of these counterclaims were dismissed on a motion for summary dismissal. The remaining counterclaims allege that Nymox Corporation allegedly defamed Ghanbari, that Nymox Corporation wrongfully discharged Ghanbari and that Nymox Corporation failed to apply on time to the Province of Quebec for a tax holiday for Ghanbari. Ghanbari has claimed that he is entitled to compensatory damages totaling $10.5 million and punitive damages totaling $10 million. Nymox Corporation denies the allegations raised in the counterclaims, believes the counterclaims lack merit and is vigorously defending these counterclaims.

ITEM 4.  CONTROL OF REGISTRANT

     a), b) The following table sets out as of March 31, 2000 the number of common shares owned by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group. Dr. Averback is the only person known to Nymox to own more than 10% of the common shares.



                                      Number of Common         Percent of
                                       Shares owned by          Class of
Name of Shareholder                     Shareholder          Common Shares
-------------------                   ----------------       -------------

Dr. Paul Averback                        12,643,895             60.6%

All directors and officers
 as a group                              12,685,895             60.8%


In addition, as of March 31, 2000, Dr. Averback's wife owned 848,172 common shares (4.1%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.4%).

Nymox does not know of any other shareholder who beneficially owns more than 10% of Nymox's shares.

     c)   Not applicable.

ITEM 5.  NATURE OF TRADING MARKET

Nymox's common shares trade on the Nasdaq Stock Market. Nymox's common shares traded on the Nasdaq National Market from December 1, 1997 until September 16, 1999 when they began trading on the Nasdaq SmallCap Market. Nymox's common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the Nasdaq Stock Market during the periods indicated.


     Year        Quarterly Period      High Sales Price       Low Sales Price
     ----        ----------------      ----------------       ---------------
     1997           4th Quarter             $8.750                 $6.250
     ----        ----------------      ----------------       ---------------
                    1st Quarter            $13.625                 $5.688

                    2nd Quarter             $8.375                 $5.750

                    3rd Quarter             $7.375                $2.5625

     1998           4th Quarter             $6.250                 $2.500
     ----        ----------------      ----------------       ---------------
                    1st Quarter             $5.875                 $2.875

                    2nd Quarter             $4.188                 $2.750

                    3rd Quarter             $4.750                 $2.500

     1999           4th Quarter             $4.625                 $2.500
     ----        ----------------      ----------------       ---------------
     2000           1st Quarter            $10.563                 $4.000
     ----        ----------------      ----------------       ---------------

According to information furnished to Nymox by the transfer agent for the common shares, as of March 31, 2000, total shares outstanding were 20,858,422. There were 891 holders of record of the common shares and 3,261 beneficial shareholders in total. Of these, 90 were holders of record of the common shares and 1304 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 1,886,798 shares, representing 9.4% of the outstanding shares of common stock.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     a) Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

     b) There are no limitations on the rights of non-Canadians to exercise voting rights on their shares of Nymox.

ITEM 7. TAXATION

UNITED STATES FEDERAL INCOME TAXATION

The following is, as of the date of this annual report, a general summary of the material U.S. federal income tax consequences that are applicable to the following persons who may, directly or indirectly, acquire common shares of Nymox and hold such common shares as capital assets:

     - citizens or residents (as specially defined for federal income tax purposes) of the United States,

     - corporations or partnerships created or organized in the United States or under the laws of the United States or any state,

     - estates the income of which is subject to the United States federal income taxation regardless of its source and

     - a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or a trust that has been elected to be treated as a domestic trust
          (U.S. Shareholders).

This discussion does not deal with:

     - any aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on his particular circumstances (including potential application of the alternative minimum tax or unrelated business income tax),

     - certain U.S. Shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities,

     - U.S. Shareholders owning directly or by attribution 10% or more of the common shares or

     -    any aspect of state, local or non-United States tax laws.

DIVIDENDS PAID ON COMMON SHARES

Subject to the application of the rules relating to a "passive foreign investment company", referred to as a PFC, distributions paid on common shares (including any Canadian taxes withheld) to a U.S. Shareholder will be treated as ordinary income for United States federal income tax purposes to the extent of Nymox's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Distributions in excess of such earnings and profits will be applied against the U.S. shareholders tax basis in common shares, and any distributions in excess of such tax basis will be treated as gain from the sale or exchange of such common shares. Distributions from Nymox generally will not qualify for the United States dividends-received deduction available to corporations. Canadian withholding tax withheld or paid will be eligible for credit or, at the U.S. Shareholder's election, deduction, subject to generally applicable limitations.

DISPOSITION OF COMMON SHARES

Subject to the applicable PFC rules discussed below, if a U.S. Shareholder holds common shares as a capital asset, any gain or loss on a sale or exchange of such shares will be capital gain or loss, which will be long-term capital gain or loss if the holding period is one year or more. Generally, the maximum tax rate for U.S. shareholders who are individuals on long term capital gain is 20%. The sale of common shares through certain brokers will be subject to the information reporting and back-up withholding rules of the United States Internal Revenue Code of 1986, as amended, referred to as the Code.

PASSIVE FOREIGN INVESTMENT COMPANY

For any taxable year of Nymox, if at least 75% of Nymox's gross income is "passive income" as defined in the Code, or if at least 50% of Nymox's assets, by average fair market value, are assets that produce or are held for the production of passive income, Nymox will be a PFC. The PFC determination is made on the basis of facts and circumstances that may be beyond Nymox's control. It is not possible to express an opinion as to whether or not Nymox is or will be a PFC in its current or future taxable years because this depends on, among other things, the amount and type of gross income that Nymox will earn in the future and the characterization of certain assets as passive or active, which determination cannot be made until the facts are known.

If Nymox is a PFC for any taxable year during which a U.S. Shareholder owns, directly or indirectly, any common shares, the U.S. Shareholder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Shareholder's common shares. In the absence of (i) an election by such U. S. Shareholder to treat Nymox as a "qualified electing fund" (the "Q.E.F. Election"), as discussed below, or
(ii) the election to mark to market the common shares (the "Mark to Market Election"), as described below, the U.S. Shareholder would be required to report any gain on the disposition of any common shares as ordinary income rather than capital gain and to compute the tax liability on such gain as well as on any "excess distribution" as defined in the Code, as if such amounts generally had been earned pro-rata over the U.S. Shareholder's holding period for such common shares and were subject to the highest ordinary income tax rate for each taxable year of the U.S. Shareholder during such holding period. Such U.S. Shareholder would also be liable for interest, which may be non-deductible by certain U.S. Shareholders, on the foregoing tax liability as if such liability had been due with respect to each such prior year. In addition, gifts, exchanges pursuant to corporate reorganizations and the use of common shares as security for a loan may be treated as taxable dispositions, and a stepped-up basis upon the death of such a U.S. Shareholder may not be available.

The foregoing rules may be avoided if a Q.E.F. Election is in effect with respect to a U. S. Shareholder for each of the years that Nymox is a PFC during such U.S. Shareholder's holding period. A Q.E.F. Election may be made by a U.S. Shareholder on or before the due date, including extensions, for filing such U.S. Shareholder' s tax return for such taxable year. Such a U.S. Shareholder would be taxed on its pro-rata share of Nymox's earnings and profits for Nymox's taxable year in which it was, or was treated as, a PFC and which ends with or within such U.S. Shareholder's taxable year, regardless of whether such amounts are actually distributed by Nymox. This may result in tax liability without a commensurate distribution with which to pay the liability. An electing U.S. Shareholder's basis in the common shares would be increased by the amounts included in income. Distributions out of earnings and profits previously included by such U.S. Shareholder generally would not be treated as a taxable dividend for United States federal income tax purposes and would result in a corresponding reduction of basis in common shares. An electing U.S. Shareholder will not be currently taxed on the undistributed ordinary income and net capital gain of Nymox for any year that Nymox is not classified as a PFC.

If Nymox is a PFC, a U.S. Shareholder may avoid certain of the tax consequences described in the preceding two paragraphs if the Nymox common stock is marketable and meets the other requirements of Section 1296 of the Code, and the U.S. Shareholder elects to mark to market the common stock on an annual basis. The common stock will be marketable so long as it is regularly traded on a recognized exchange.

In general, a U.S. Shareholder in a PFC who elects under Section 1296 to mark the common stock to market would include in income each year an amount equal to the excess, if any, of the fair market value of the common stock as of the close of the taxable year over the U.S. Shareholder's adjusted basis in such stock.
A U.S. Shareholder who makes the Section 1296 election would also generally be allowed a deduction for the excess, if any, of the adjusted basis of the common stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the common stock included by the shareholder for prior taxable years.

Once the Mark to Market election is made, it is binding for all subsequent years, unless the common stock ceases to be marketable, or the IRS consents to the revocation of the election.

If Nymox is a PFC, each U.S. Shareholder is strongly urged to consult with his or her tax advisor to determine whether the Q.E.F. Election or the Mark to Market Election should be made. Each requires attention to specific rules and regulations, and each may not be available to a specific U.S. shareholder.

Nymox intends to notify its U.S. Shareholders within 45 days after the end of the taxable year for which Nymox believes it might be a PFC. Nymox has further undertaken (i) to provide its U.S. Shareholders with timely and accurate information as to its status as a PFC and the manner in which the Q.E.F. Election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that U.S. Shareholders, at their option, may make a Q.E.F. Election.

FUTURE DEVELOPMENTS

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.

There can be no assurance that current authorities will not be changed and, if so, as to the form they will take or the effect they may have on this discussion.

CANADIAN FEDERAL INCOME TAXATION

The following is, as of the date of annual report, a summary of the principal Canadian federal income tax considerations generally applicable to shareholders who receive a dividend from Nymox and who, at all relevant times, for purposes of the Income Tax Act (Canada) the ("Tax Act"), hold and will hold Nymox common shares as capital property and deal with Nymox at arm's length.

Nymox's common shares will generally constitute capital property to a holder unless the holder holds such shares in the course of carrying on a business or the holder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is based on the current provisions of the Tax Act, the regulations under that act, counsel's understanding of current administrative and assessing policies of the Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act publicly announced or released by or on behalf of the Minister of Finance (Canada) before the date of this annual report ("Tax Proposals").

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "Mark-to-Market Rules"). This summary does not take into account these Mark-to-Market Rules or any amendments to them contained in the Tax Proposals and taxpayers that are "financial institutions" for purposes of those rules should consult their own tax advisors.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax legislation of any province, territory or foreign jurisdiction. This summary is of a general nature only and is not intended to be, nor should it be construed as, legal or tax advice to any particular holder of Nymox common shares.

CANADIAN RESIDENTS

The following summary is relevant to a holder of Nymox common shares who, for purposes of the Tax Act and any applicable tax treaty or convention, is resident in Canada at all relevant times.

Tax Treatment of Capital Gains and Capital Losses for Canadian Residents

On a disposition or deemed disposition of a Nymox common share, the holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the Nymox common share exceed (or are less than) the aggregate of any costs of disposition and the adjusted cost base to the holder of the Nymox common share immediately before the disposition.

A holder of Nymox common shares will be required to include in income three-quarters of the amount of any capital gain (a "Taxable capital gain") and may deduct three-quarters of the amount of any capital loss (an "Allowable capital loss") against Taxable capital gains realized by the holder in the year of the disposition. Allowable capital losses in excess of Taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Canadian-controlled private corporation will also be subject to a refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized on the disposition of Nymox common shares, that will be refunded when the corporation pays taxable dividends (at a rate of $1.00 for every $3.00 of taxable dividend paid).

A capital loss realized by a holder of Nymox common shares that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary may be reduced by the amount of dividends received in certain circumstances. Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Tax Treatment of Dividends Received by Canadian Residents

In the case of a holder of Nymox common shares who is an individual, any dividends received on the common shares will be included in computing his income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. A holder that is a corporation may be liable to pay refundable tax under Part IV of the Tax Act. However, a public corporation which is not controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will not be liable to pay refundable tax under Part IV of the Tax Act.

In the case of a holder of Nymox common shares that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of a Nymox common share may be reduced by the amount of dividends previously received or deemed to have been received thereon. Any such restriction will not occur where the corporate holder owned the Nymox common share for 365 days or longer and such holder (together with any persons with whom it did not deal at arm's length) did not own more than 5% of the shares of any class or series of Nymox at the time the relevant dividends were received or deemed to have been received. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust, which owns Nymox common shares.

SHAREHOLDERS WHO ARE NOT RESIDENTS OF CANADA

The following summary is relevant to a holder of Nymox common shares, who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, is a non-resident or is deemed to be a non-resident of Canada and does not use and is not deemed to use or hold Nymox common shares in the course of carrying on a business in Canada. Special rules, which are not discussed below, may apply to a non-resident that is an insurer which carries on business in Canada and elsewhere.

Dividends Paid To Non-Residents of Canada

Under the Tax Act, dividends paid or credited to a non-resident are subject to withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced or eliminated pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. For example, for persons who are resident in the United States for purposes of the Canada-United States Income Tax Convention, (the "Convention") the rate of withholding tax on dividends is reduced to 15% generally and 5% when the United States resident is a company that beneficially owns at least 10% of the voting stock of the company paying the dividends.

Under the Convention, dividends paid to certain religious, scientific, charitable and other similar tax-exempt organizations and certain organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures designed to establish with the Canadian tax authorities the right of such entities to benefit from this withholding tax exemption are complied with by the tax-exempt entities prior to the Distribution, Nymox would not be required to withhold such tax on such payment. Alternatively, the above-described tax-exempt entities may claim a refund of Canadian withholding tax otherwise withheld by Nymox on the distribution of dividends.

Tax Treatment of Capital Gains of Non-Residents of Canada

On a disposition or deemed disposition of a Nymox common share, a non-resident holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the Nymox common share exceed (or are less than) the aggregate of any costs of disposition and the adjusted cost base to the non-resident holder of the Nymox common share immediately before the disposition.

A non-resident of Canada is liable for Canadian income tax on a capital gain realized on the disposition of property only where that property constitutes "taxable Canadian property". Three-quarters of any capital gain from the disposition of taxable Canadian property is subject to Canadian tax.

Under the Tax Act, shares of Nymox will not constitute taxable Canadian property unless, at any time, in the five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arms length, or the non-resident holder together with all such persons owned (or had a right to acquire) 25% or more of the shares of any class of Nymox. Even in circumstances where shares of Nymox are taxable Canadian property to a non-resident holder, the non-resident holder may be entitled to relief from Canadian tax on any capital gain realized on the disposition thereof pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. For example, the Convention provides that gains realized by a resident of the United States on the disposition or deemed disposition of shares of a company will generally not be subject to tax under the Tax Act, provided that the value of the shares is not derived principally from real property situated in Canada. Nymox believes that the value of its shares is not currently derived principally from real property situated in Canada and it does not expect this to change in the foreseeable future.

Provided that the Nymox common shares remain listed on a prescribed stock exchange, which includes the Nasdaq SmallCap Market System, a non-resident holder who disposes of Nymox common shares will not be required to comply with the Canadian notification procedures generally applicable to dispositions of taxable Canadian property.

ITEM 8.  SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG, Montreal, Canada in the case of the years ended December 31, 1996,1997,1998 and 1999, and by Deloitte & Touche, Montreal, Canada, in the case of the period ended July 31, 1995 and December 31, 1995, and by Bergeron & Senecal, Brossard, Canada, in the case of the period ended July 31, 1994. The data set forth below should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere herein.

Effective August 1, 1995, Nymox changed its fiscal year from a July 31 year-end to a December 31 year-end.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars - Note 4)



                                 July 31,      July 31,     Dec.31,      Dec.31,     Dec.31,     Dec.31,     Dec.31,
                                     1994          1995        1995         1996        1997        1998        1999
                              (12 months)   (12 months)  (5 months)
CANADIAN GAAP
Current Assets                      - 0 -         8,289   1,571,466    2,006,675   1,750,388   2,708,543     776,824
Capital Assets                      8,713       234,846     253,693      913,166     983,484   1,279,692   1,168,316
Total Assets                      165,872       243,134   1,825,159    2,919,841   2,733,872   3,988,235   2,140,491
Total Liabilities                  66,082        84,244     104,827      266,214     202,543     301,004     833,344
Shareholders' Equity              134,433       158,891   1,720,332    2,653,628   2,531,329   3,687,231   1,307,147
Revenues                            - 0 -         - 0 -       - 0 -      157,237      70,055     273,565     190,203
Research & Development
 Expenditures (note 1)             38,332       257,700     395,770    1,466,085   1,671,412   2,087,742   1,132,941
Net Loss                           40,411       261,602     480,736    2,562,921   3,463,905   4,783,213   3,314,296
Loss per Share (note 2)             -0.00          0.02        0.03         0.15        0.19        0.25        0.17
U.S. GAAP (NOTE 3)
Net Loss                           53,225       285,910   1,194,226    3,175,587   3,755,409   4,979,562   3,409,166
Loss per Share (note 2)             -0.00          0.02        0.07         0.18        0.20        0.26        0.17
Shareholders' Equity               92,088       107,533   1,753,311    2,699,092   2,428,052   3,304,352   1,139,731

[FN]

----------------
Notes:

1) We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

2) For periods prior to December 31, 1995, the number of shares outstanding is assumed to be 15,000,000 representing the number of shares issued by Nymox to DMS Pharmaceuticals Inc. in September 1995. Nymox has never paid dividends on its common stock.

3) Reference is made to Note 10 of Nymox's audited financial statements as at and for the year ended December 31, 1999 for a reconciliation of differences between Canadian and U.S. GAAP.

4)   Effective January 1, 2000, the Corporation will adopt the United
     States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. For Canadian G.A.A.P. purposes, the financial information for all periods presented has been translated into U.S. dollars at the December 31, 1999 exchange rate, which was 1.4433 Canadian dollars to the U.S. dollar. For U.S. G.A.A.P. purposes, assets and liabilities for all years presented have been translated into U.S. dollars at the ending exchange rate for the respective year and the statement of earnings at the average rate for the respective year. Reference is made to notes 2(a) and 10 of the consolidated financial statements.


As of March 31, 2000 the exchange rate is CAN$1.4532 to US$1.00. The following table sets forth certain information regarding exchange rates for the periods reflected in the preceding financial data.

Recent history of the exchange rate for Canadian dollars to United States dollars.


PERIOD ENDED   Dec.31/95    Dec.31/96   Dec.31/97   Dec.31/98   Dec.31/99
------------   ----------   ----------  ----------  ----------  ----------

Period end     $1.3655      $1.3697     $1.4288     $1.5375     $1.4433

Average        $1.3725      $1.3638     $1.3849     $1.4836     $1.4858

High           $1.4238      $1.3822     $1.4398     $1.5770     $1.5302

Low            $1.3285      $1.3310     $1.3357     $1.4075     $1.4440


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We are a development stage biopharmaceutical company that specializes in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer's disease.

We market and provide a clinical laboratory test, the AD7C(TM) test that is an aid to the diagnosis of Alzheimer's disease. We have under development an improved version of the AD7C(TM) test, 7C Gold, which, when completed and approved, can be used in a general-purpose medical laboratory or a doctor's office rather than in a highly specialized reference laboratory.

We also have under development therapeutic agents for the treatment of Alzheimer's disease and of certain antibiotic-resistant infections as well as antibacterial agents for E. coli contamination of food and drink products.

We also recently acquired a controlling interest in Serex, Inc., a New Jersey company specializing in diagnostic products.

We began generating revenue from sales of our AD7C(TM) test in 1997.

All figures are presented in U.S. dollars, unless otherwise stated.

LIQUIDITY AND CAPITAL RESOURCES

We fund our operations and projects primarily by selling shares of Nymox's common stock. However, since 1997, a small portion of our funding came from service revenues. This source of funding became more significant in late 1998, following the launch of our urinary version of the AD7C(TM) test. Since its incorporation in May, 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares.

On December 1, 1997, the shares began trading on the Nasdaq Stock Market. Nymox's common shares also traded on the Montreal Exchange from December 18, 1995 to November 19,1999.

Private placements completed by Nymox since December, 1995 are as follows:

     - December 1995, 1,578,635 common shares at a price of CAN$2.00 (US$1.38) per share for total proceeds of CAN$3,157,270
          (US$2,187,536);

     - April 1996, 877,300 common shares at a price of CAN$6.00 (US$4.15) per share for total proceeds of CAN$5,263,800 (US$3,647,059);

     - May 1997, 696,491 common shares at a price of CAN$6.50 (US$4.50) and warrants exercisable at a price of CAN$8.50 (US$5.88) per share for total proceeds of CAN$4,527,191 (US$3,136,694). In 1998, all 696,491
          of these warrants were exercised for additional proceeds to Nymox of CAN$5,920,174 (US$4,101,832);

     - May 1998, 231,630 common shares at a price of CAN$8.50 (US$5.88) for total proceeds of CAN$1,968,855 (US$1,364,134). A total of 110,000 warrants were issued as well, exercisable at a price of CAN$8.50 (US$5.88) per share (50,000) and CAN$10.00 (US$6.93) per share
          (60,000). These warrants have since expired;

     - January, 1999, 190,000 common shares at CAN$8.50 (US$5.88) per share, for total proceeds of CAN$1,615,000 (US$1,118,963). A total of 95,000 warrants were issued as well, exercisable at the price of CAN$10.00 (US$6.93) per share. These warrants have since expired;

     - September, 1999, 122,000 common shares at CAN$5.00 (US$3.46) per share, for total proceeds of CAN$610,000 (US$422,642).

     - March, 2000, 666,667 common shares at $6.00 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004.

In total, Nymox has raised over $20 million, since its incorporation in May 1995.

As well, on March 14, 2000, we became entitled to draw down on the $12 million equity line of credit with Jaspas Investments Limited, a British Virgin Islands corporation, through a common stock purchase agreement dated November 1,1999 for the future issuance and purchase of Nymox's common shares. We expect the stock purchase agreement with Jaspas to provide significant, long-term financing that will enable us to advance our research and product development for the next three years. We plan to seek additional capital within the limits on financing contained in the common stock purchase agreement in order to accelerate product development and marketing and obtaining necessary regulatory approvals.

You should refer to our F-1 Registration Statement filed with the SEC on February 29, 2000 and declared effective on March 14, 2000 for the details of our agreement with Jaspas. In general, the draw down facility created by the facility operates like this: the investor, Jaspas, committed up to $12 million to purchase Nymox's common shares of Nymox over a thirty month period. Once a month, Nymox may request a draw of up to $750,000 of that money, subject to a formula based on average stock price and average trading volume, setting the maximum amount of any request for any given draw. At the end of a 22 day trading period following the draw down request, the amount of money that Jaspas will provide to Nymox and the number of shares Nymox will issue to Jaspas in return for that money is settled based on the formula in the stock purchase agreement. Jaspas receives a six (6%) percent discount to the market price for the 22 day period and Nymox receives the settled amount of the draw down less a 3% placement fee payable to its placement agents, Ladenburg Thalmann & Co. Inc. and Paul Revere Capital Corp.

The facility is based on a "use-it-or-lose" principle. We are under no obligation to request a draw for any month. However if we do not request a draw for a given month, we may never to be able to draw those funds again. We may make up to a maximum of twenty-four (24) draws.

In lieu of providing Jaspas with a minimum draw down commitment, we agreed to issue to Jaspas a stock purchase warrant to purchase up to 200,000 shares of our common stock with an exercise price of 110% of our share price on the closing date of November 12, 1999 or $4.53. Jaspas may purchase under the warrant up to 100,000 Nymox shares any time between November 30, 1999 and November 30, 2004. Jaspas may purchase the remaining 100,000 shares if and only if we do not draw down at least $7 million within 18 months of March 14, 2000.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $15,304 per month in 2000 and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2000.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenue

Revenues on service fees for the AD7C(TM) test amounted to $153,252 for the year ended December 31, 1999, compared with $104,804 for the year ended December 31, 1998. All of the service fee revenue was derived in the United States from our AD7C(TM) urine test service offered through our reference laboratory service in Kensington, Maryland.

Our 7C Gold test successfully completed its initial key validation studies in September 1999 and we plan to apply for FDA approval. We expect that approval of the 7C Gold test will have a positive impact on the acceptance of our test in the medical and health care communities and on our marketing and sales.

Interest revenue was $36,951 in 1998 compared to $168,761 in 1997, derived from interest earned on the cash and short-term investments received from the private placements referred to previously.

Expenses

Research and development expenditures were reduced by management to $1,137,122 for the year ended December 31, 1999, compared with $2,091,745 for the year ended December 31, 1998. In 1999, research tax credits amounted to $4,181 compared to $4,003 in 1997. Expenses in this area are budgeted to increase in 2000 with the new financing secured by the Company.

Marketing expenses were also reduced by management to $942,205 for the year ended December 31, 1999 compared to $2,245,023 for the year ended December 31, 1998.

General and administrative expenses amounted to $1,333,234 for the year ended December 31, 1999, compared with $620,939 in the year ended December 31, 1998. This rise is attributable to an increase in cost of sales of $215,177 resulting from the increase in sales of the AD7C(TM) test; in professional fees of $373,786, and in salaries of $113,928.

Net losses for the period ended December 31, 1999 were $3,314,296, or $0.17 per share, compared to $4,783,213, or $0.25 per share, for the same period in 1998.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1999, cash totaled $449,363. In November, 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty month period commencing in March 2000 when our F-1 registration statement was declared effective. In March 2000, the Corporation completed a private placement with an institutional investor for 666,667 common shares for total proceeds of $4,000,000.

We invested $164,783 in additional capital assets in the year ended December 31, 1999, consisting mostly of patent costs, compared to $390,125 in the same period in 1998. The decrease is attributable to a reduction in purchases of equipment.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue

Revenues on service fees for the AD7C(TM) test amounted to $104,804 for the year ended December 31, 1998, compared with $17,033 for the year ended December 31, 1997. More than half of these revenues were generated in the last two months of 1998 when we launched the urinary version of our AD7C(TM) urine test service through our reference laboratory service in Kensington, Maryland. All of the service fee revenue was derived in the United States.

Interest revenue increased to $168,761 in 1998 compared to $53,022 in 1997, derived from interest earned on the cash and short-term investments received from the private placements referred to previously.

Expenses

Research and development expenditures amounted to $2,091,745 for the year ended December 31, 1998, compared with $1,775,340 for the year ended December 31, 1997. The increase is principally attributable to increased expenditures on reagents and clinical studies related to R&D in therapeutics and anti-infectives (net increase $330,269) at the Kensington, Maryland laboratory during the year. In 1998, research tax credits amounted to $4,003 compared to $103,928 in 1997. The reduction in tax credits is attributable to the transfer of research and development to the United States.

Marketing expenses amounted to $2,245,023 for the year ended December 31, 1998 compared to $1,334,202 for the year ended December 31, 1997. A major marketing effort in 1998 accounted for the increased expenditures; the effort focused specifically on mass mailings and publicity (net increase $573,123) and presentations at conferences (net increase $401,508).

General and administrative expenses amounted to $620,939 for the year ended December 31, 1998, compared with $408,456 in the year ended December 31, 1997. The increase is attributable to increases in professional fees (net increase $134,231) and increased costs related to shareholder relations (net increase $50,680). Increases in both areas result from first time contracts in 1998 with shareholder relations and public relations firms.

Net losses for the period ended December 31, 1998 were $4,783,213, or $0.25 per share, compared to $3,463,905, or $0.19 per share, for the same period in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Revenue

Revenues on service fees for the AD7C(TM) test amounted to $53,022 for the year ended December 31, 1997. There were no service fee revenues generated during the year ended December 31, 1996. These revenues were generated in the last half of 1997 when we launched the CSF version of our AD7C(TM) urine test service through our reference laboratory service in Kensington, Maryland. All of the service fee revenue was derived in the United States.

Interest revenue increased to $53,022 in 1997 compared to $157,237 in 1996, derived from interest earned on the cash and short-term investments received from the private placements referred to previously.

Expenses

Research and development expenditures represented our most significant expenditure and amounted to $1,775,340 for the year ended December 31, 1997, compared with $1,632,370 for the year ended December 31, 1996. The increased expenses were largely attributable to increased expenditures related to laboratory expenses ($123,328) at the Kensington, Maryland laboratory during the year. The Kensington facility was in operation for only 10 months in 1996. We also paid the third installment under our research and license agreement with Massachusetts General Hospital in the amount of $225,000, which was $25,000 higher than the 1996 payment.

Under the agreement, we were obligated to make certain regularly scheduled payments to Massachusetts General as research grants in exchange for royalties from any sales of resulting products. In 1997, research tax credits amounted to $103,928 compared to $166,286 in 1996. The reduction was attributable to the transfer of certain research and development activities to the United States.

Marketing expenses in 1997 amounted to $1,334,202 for the year ended December 31, 1997 compared to $868,769 for the year ended December 31, 1996. Expenditures in 1997 consisted largely of the costs of establishing and maintaining a sales and marketing force ($786,392) and costs related to marketing activities such as presentations at conferences, publicity, travel, general expenses, printing and postage ($547,357). Expenditures in 1996, consisted of publicity related costs in connection with pre-marketing of the AD7C(TM) test ($516,871), salaries ($123,328) and other costs related to marketing activities ($228,643).

General and administrative expenses amounted to $408,456 for the year ended December 31, 1997 compared with $344,474 in the year ended December 31, 1996. The increase was attributable to legal costs and expenses related to United States public company registration and the NASDAQ listing ($82,866).

Net losses for the period ended December 31, 1997 were $3,463,905, or $0.19 per share, compared to $2,562,921, or $0.15 per share, for the same period in 1996.

INFLATION: We do not believe that inflation has had a significant impact on the results of our operations.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None; not applicable. See "Note 9 - Fair Values" in financial report.

ITEM 10.  DIRECTORS AND OFFICERS

     a)   The directors and executive officers of NYMOX are:

Senator W. David Angus, QC, 62, Chairman and Director since May 13, 1999, is a member of the Senate of Canada, serving on the Standing Committee on Banking, Trade and Commerce. He is also a senior partner at the Montreal office of Stikeman, Elliott, Canada's global law firm, and a director of several other Canadian corporations and charitable organizations, including Air Canada, AON Reed Stenhouse, Eastern Canada Towing Ltd. and the McGill University Health Center.

Dr. Paul Averback, M.D., D.A.B.P., 49, President and Director since September 1995, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox's predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Dr. Colin B. Bier, Ph.D., 54, Director since December 1995, is a leading authority on toxicology and pharmaceutical and biotechnological regulatory affairs and has extensive management experience in the biomedical sector.
Dr. Bier was formerly Vice-President and Director of Toxicology at Bio-Research Laboratories, President and Chief Executive Officer of ITR Laboratories and has consulted, managed and been affiliated with numerous biochemical enterprises.

Dr. Hans Black, MD, 46, Director since May 13, 1999, has a doctorate in medicine from McGill University, and is Chairman and Chief Investment Officer of Interinvest Consulting Corporation, a Montreal-based global money management firm with offices in Toronto and Boston and affiliates in Bermuda and Zurich. Dr. Black appears regularly on the PBS network show, Nightly Business Report, and has been a guest lecturer at Harvard, Temple and McGill Universities.

Michael R. Sonnenreich, 61, Director since April 18, 2000, is a graduate of Harvard University Law School, and is currently Chairman and CEO of Kikaku America International, Senior Partner of Sonnenreich, Roccograndi & Woo P.C., President and CEO of Glocal Communications Corp. Ltd. of London, Vice Chairman of PharMa International Corporation of Tokyo, Director of Asset Advisory Services of Zurich, Member of the Board of Advisors of John Hopkins University School of Advanced International Studies and Member of the Board of Overseers of Tufts University Medical School. Mr. Sonnenreich has in the past been a Board Member or a Trustee of numerous important companies and universities, and has long-term involvements with many non-profit institutions, and served as President of the National Coordinating Council on Drug Education.

Professor Walter P. von Wartburg, 60, Director since April 18, 2000, is a partner in the private law practice of Law & Life Sciences in Basel, Switzerland, specialized in biotech and drug regulatory affairs. He is a graduate of the Universities of Basel, Paris, Princeton, Stanford and Harvard Law School; Professor on public health policy at the Saint Gall Graduate School of Economics, Business and Public Administration, and was a Member of the Executive Committee of Novartis Inc. until 1999. He is author of various books and articles on drug abuse, pharmaceutical legislation, biotechnology, and on issues of management, communications and business administration. He is also Chairman or Board Member of numerous institutions.

Mr. Roy M. Wolvin, 45, Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Directors are elected at each annual meeting for a term of office until the next annual meeting. Executive officers are appointed by the board of directors and serve at the pleasure of the board. Other than Dr. Averback, no other officer or director previously was affiliated with DMS Pharmaceuticals Inc.

There are no family relationships between any director or executive officer and any other director or executive officer.

ITEM 11.  COMPENSATION OF OFFICERS AND DIRECTORS

     a) The table below provides compensation information for the fiscal year ended December 31, 1999 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table
(expressed in Canadian dollars)


                                                   Fiscal Year ending                           Fiscal Year ending
                                                      Dec. 31, 1998                               Dec. 31, 1999
                                             -------------------------------              -------------------------------
                                              Other Cash                                   Other Cash
Name and Principal Position                     Salary          Compensation                 Salary          Compensation
---------------------------                  ------------       ------------              ------------       ------------
Dr. Paul Averback, President and                $150,000                                     $150,000
Director                                     (US$103,925)            -                    (US$103,925)             -

Mr. Roy Wolvin, Secretary-Treasurer              $70,200                                      $70,200
                                              (US$48,640)            -                     (US$48,640)             -

All directors and executive                     $220,200                                     $220,200
officers as a group                          (US$152,565)            -                    (US$152,565)             -


See "Options" below for information about stock options granted to directors, executive officers and other employees.

Nymox does not have written employment contracts with any of the executive officers named above.

Directors of Nymox, with the exception of the President, are paid a fee of $1,000 for each board meeting attendance and are reimbursed for expenses incurred in connection with their office.

b) The Company does not have any pension plans or other type of plans providing retirement or similar benefits for directors or executive officers.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Options and Warrants


TOTAL AMOUNT OF COMMON SHARES SUBJECT TO              PURCHASE PRICE     PURCHASE PRICE        Expiration Date
EXERCISABLE OPTIONS                                        CAN$                US$
----------------------------------------              --------------     --------------        ---------------
                    100,000                                $ 7.00            $ 4.85               Nov 9, 2002
                    275,000                                $ 3.25            $ 2.25              Jan 17, 2006
                     20,000                                $13.75            $ 9.53              Jan 17, 2006
                     20,000                                $ 9.80            $ 6.79              Jan 17, 2006
                     40,000                                $10.00            $ 6.93              Jan 17, 2006
                    100,000                                $11.50            $ 7.97              Apr 30, 2006
                     10,000                                $16.75            $11.60              Aug 13, 2006




                     10,000                                $ 9.00            $ 6.24              Aug 13, 2006
                     20,000                                $10.00            $ 6.93              Aug 13, 2006
                     25,000                                $ 9.00            $ 6.24              Oct 31, 2007
                     60,000                                $10.00            $ 6.93              Oct 31, 2007
                      6,000                                $ 9.25            $ 6.41              Dec 19, 2007
                     50,000                                $10.00            $ 6.93              Jan 22, 2009
                    150,000                                $ 4.50            $ 3.12              May 13, 2009
                     50,000                                $ 4.50            $ 3.12               Jun 1, 2009
WARRANTS

                    200,000                                                 $4.5315              Nov 30, 2004
                    160,000                                                 $4.0625              Nov 30, 2004
                    109,879                                                 $  3.70               Jan 8, 2005
                      5,783                                                 $  3.70               Jan 8, 2005
                     66,667                                                 $ 9.375               Mar 6, 2004
                     26,667                                                 $7.8125               Mar 6, 2004


The total number of shares subject to options at March 31, 2000 is 1,165,500, of which options representing 936,000 are currently exercisable. Of those, the total number of shares subject to options held by directors and officers of Nymox is 395,000 of which options representing 295,000 shares are currently exercisable.

There are no rights, warrants or options presently outstanding under which Nymox could issue additional common shares, with the exception of options enabling certain directors, employees and consultants of Nymox to acquire common shares under Nymox's stock option plan and of warrants entitling the holders to acquire up to 568,996 common shares of Nymox as outlined in the above table.

Nymox has created a stock option plan for its key employees, its officers and directors and certain consultants. The board of directors of Nymox administers the plan. The board may grant options to purchase a specified number of common shares of Nymox to a designated individual. The total number of common shares to be optioned to any one individual cannot exceed 5% of the total number of issued and outstanding shares and the maximum number of common shares which may be optioned under the plan cannot exceed 2,500,000 shares without shareholder approval.

The board fixes the option price per share for common shares that are the subject of any option, when it grants any such option. The option price cannot involve a discount to the market price when the option is granted. The period during which an option is exercisable shall not exceed 10 years from the date when the option is granted. The options may not be assigned, transferred or pledged and expire within three months of the termination of employment and six months of the death of an individual.

On January 17, 1996, the board of directors granted options to purchase up to 400,000 common shares for a period of 10 years. Of these, options to purchase 120,000 common shares were granted to directors and officers of Nymox and options to purchase 280,000 shares were granted to consultants of Nymox. Specifically the board granted:

     - options to purchase 310,000 common shares of Nymox at a price of CAN$3.25 (US$2.25) per share for a period of ten years to a total of seven beneficiaries, of which options a total of 35,000 common shares have been exercised to date;

     - options to two directors of Nymox to acquire 5,000 common shares of Nymox, effective as of each of the first five anniversary dates of January 17, 1996 for a total of 25,000 shares each, provided they still be associated with the Company as of the vesting dates. The vesting schedule and prices per block of shares are as follows:

               January 17,1997 - 5,000 shares - CAN$13.75 (US$9.53) per share
               January 17,1998 - 5,000 shares - CAN$ 9.80 (US$6.79) per share January 17,1999 - 5,000 shares - CAN$10.00 (US$6.93) per share
               January 17,2000 - 5,000 shares - CAN$10.00 (US$6.93) per share
               January 17,2001 - 5,000 shares - CAN$10.00 (US$6.93) per share

     - options to one senior executive of Nymox additional to acquire 10,000 common shares of Nymox, effective as of each of the first four anniversary dates of January 17, 1996 for a total of 40,000 additional shares, provided he still be associated with the Company as of the vesting dates. The vesting schedule and prices per block of shares are as follows:

               January 17,1997 - 10,000 shares - CAN$13.75 (US$9.53) per share
               January 17,1998 - 10,000 shares - CAN$ 9.80 (US$6.79) per share
               January 17,1999 - 10,000 shares - CAN$10.00 (US$6.93) per share
               January 17,2000 - 10,000 shares - CAN$10.00 (US$6.93) per share.

Under the same plan, on April 30, 1996, the board granted options to purchase 100,000 common shares of Nymox at a price of CAN$11.50 (US$7.97) per share for a period of ten years to three beneficiaries.

On August 13, 1996, the board granted one consultant of Nymox options to acquire 10,000 common shares of the Company at a price of CAN$16.75 (US$11.60)for a period of ten years. This consultant was granted additional options to acquire 10,000 common shares of Nymox, effective as of each of the first four anniversary dates of August 13, 1996 for a total of 40,000 additional shares, provided he is still be associated with Nymox as of the vesting dates. The vesting schedule and prices per block of shares are as follows:

               August 13,1997 - 10,000 shares - CAN$ 9.00 (US$6.24) per share
               August 13,1998 - 10,000 shares - CAN$10.00 (US$6.93) per share
               August 13,1999 - 10,000 shares - CAN$10.00 (US$6.93) per share
               August 13,2000 - 10,000 shares - CAN$10.00 (US$6.93) per share.

Under the same plan, on October 31, 1997, the board granted options to purchase up to 155,000 common shares to four beneficiaries. Specifically the board granted:

     - options to purchase 25,000 common shares of the Company at a price of CAN$9.00 (US$6.24) per share for a period of 10 years to five beneficiaries;

     - options to two directors of the Company options to acquire 5,000 common shares of Nymox, effective as of each of the first five anniversary dates of October 31, 1997, at a price of CAN$10.00 (US$6.93) per share for a total of 25,000 additional shares each, provided they still be associated with Nymox as of the vesting dates; and

     - options to a director and an executive of Nymox to acquire 10,000 common shares of Nymox, effective as of each of the first four anniversary dates of October 31, 1997, at a price of CAN$10.00 (US$6.93) per share for a total of 40,000 additional shares each, provided they still be associated with Nymox as of the vesting dates.

On December 19, 1997 and on May 13, 1999, the board granted options to purchase up to 15,500 common shares under Nymox's stock option plan to certain key employees of Nymox at a price of CAN$9.25 (US$6.41) per share for a period of ten years, provided they still be associated with Nymox as of the vesting dates. All options granted to these employees vest over a period of three years from the date when the board granted them. Of these options, 6,000 are currently vested.

On November 9, 1998, the board granted one consultant of Nymox options to acquire 100,000 common shares of the Company at a price of CAN$7.00 (US$4.85) per share, such options to be exercisable for a period of four years from November 9, 1998.

On January 22, 1999, the board granted one executive of Nymox options to acquire 50,000 common shares of Nymox at a price of $10.00 (US$6.93) per share, such options to be exercisable for a period of 10 years from January 22, 1999.

On May 13, 1999, the board granted options to purchase up to 150,000 common shares under Nymox's stock option plan for a period of ten years at a price of CAN$4.50 (US$3.12) per share to seven beneficiaries. It also granted a director of Nymox additional options to acquire 40,000 shares at a price of CAN$10.00 (US$6.93) per shares, vesting 10,000 shares per year, starting on May 13, 2000 and continuing to May 13, 2004, provided the director still be associated with Nymox as of the vesting dates.

On May 13, 1999, the board granted one consultant of the Company options to acquire 100,000 common shares of the Company at a price of CAN$4.50 (US$3.12) per share, such options to be exercisable for a period of 10 years from June 1, 1999. These options are subject to vesting at the rate of 12,500 per quarter commencing June 1, 1999 to March 1, 2001.

On February 4, 2000, the board granted one key employee of Nymox options to acquire 10,000 common shares of Nymox at a price of $US$3.70 per share, effective as of each of the first four anniversary dates of December 23, 1999 for a total of 40,000 shares, for a period of ten years, provided she still be associated with Nymox as of the vesting dates.

To date, a total of 1,053,100 options granted to former employees and consultants to purchase common shares of the Company have expired, of which 108,900 were exercised prior to the expiry date. In addition, 30,000 options granted to consultants have been canceled and 35,000 options have been exercised by a consultant still associated with the Company.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

A former director and senior officer of Nymox, Hossein Ghanbari, while still with Nymox, received a loan of CAN$56,000 for the purchase of a home following his move from the United States to Canada to assume his duties with Nymox. This loan was interest free and had no fixed terms of repayment. He subsequently used additional funds of $125,000 to assist in the purchase of a home following his return to the United States from Canada to work for Nymox's United States subsidiary, Nymox Corporation. He repaid $5,000 of the $125,000 while still with Nymox Corporation. On January 22, 1999, he gave Nymox Corporation two promissory notes for these debts, payable on demand. The promissory note for the loan for CAN$56,000 was interest-free; the promissory note for the outstanding sum of $120,000 bore interest at the rate of 9% per annum.

Hossein Ghanbari is no longer with Nymox and Nymox Corporation has since obtained partial summary judgment on these promissory notes in the amount of $168,731.83. See - Information About the Company - Certain Legal Proceedings.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     a)   Not applicable

     b)   Not applicable

     c)   Not applicable


PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not applicable

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not applicable

PART IV

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial statements listed in item 19 are incorporated by reference in this item.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     a)   Financial statements (which appear after the signature page hereto):

At and for the year ended December 31, 1999:

     Consolidated Balance Sheet -- December 31, 1999
     Consolidated Statement of Earnings and Deficit
     Consolidated Statements of Changes in Financial Position
     Notes

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


                                                NYMOX PHARMACEUTICAL CORPORATION


                                                     /s/  Paul Averback
                                               ---------------------------------
                                                        (Registrant)

                                                     Paul Averback, MD
                                                     Title: President

Date: May 15, 2000

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report


          EXHIBIT NO.             DESCRIPTION                                                              PAGE NO.
          -----------             -----------                                                              --------
              3.1                 Articles of Incorporation, as amended. (incorporated by reference           N\A
                                  to Exhibit 3.1 to the Company's 20-F filed
                                  with the Commission December 9, 1996.)

              3.2                 Bylaws of the Company (incorporated by                                      N\A
                                  reference to Exhibit 3.2 to the Company's 20-F
                                  filed with the Commission December 9, 1996.)

              10.1                Memorandum of Agreement between Paul Averback and the Company               N\A
                                  (incorporated by reference to Exhibit 10.1 to the Company's 20-F filed with the Commission December 9, 1996.)

              10.2                Share Option Plan of the Company (incorporated by reference to              N\A
                                  Exhibit 10.2 to the Company's 20F filed with
                                  the Commission December 9, 1996.)

              10.3                Research and License Agreement between the Massachusetts General            N\A
                                  Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's 20-F filed
                                  with the Commission December 9, 1996.)

              10.4                Research and License Amendment between the Massachusetts General            N\A
                                  Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's 20-F filed
                                  with the Commission December 9, 1996.)

              10.5                Common Stock Purchase Agreement between Nymox Pharmaceutical                N\A
                                  Corporation and Jaspas Investments Limited dated November 1, 1999
                                  (incorporated by reference to Exhibit 2.0 to the Company's form
                                  F-1 registration statement filed with the
                                  Commission February 29, 2000.)

              10.6                Registration Rights Agreement between Nymox Pharmaceutical                  N\A
                                  Corporation and Jaspas Investments Limited dated November 1, 1999
                                  (incorporated by reference to Exhibit 2.1 to the Company's form
                                  F-1 registration statement filed with the
                                  Commission February 29, 2000.)

              10.7                Escrow Agreement among Nymox Pharmaceutical                                 N\A
                                  Corporation, Jaspas Investments Limited and
                                  Epstein, Becker & Green, P.C. dated November
                                  1, 1999 (incorporated by reference to Exhibit
                                  2.2 to the Company's form F-1 registration
                                  statement filed with the
                                  Commission February 29, 2000.)

              10.8                Stock Purchase Warrant to purchase common                                   N\A
                                  shares issued to Jaspas Investments Limited
                                  dated November 1, 1999 (incorporated by
                                  reference to Exhibit 2.3 to the Company's form
                                  F-1 registration statement filed with the
                                  Commission February 29, 2000.)

              10.9                Employment Agreement between Nymox Pharmaceutical Corporation and           N\A
                                  Dr. Judith Fitzpatrick (incorporated by reference to Exhibit 2.4 to the Company's form F-1 registration statement filed with the
                                  Commission February 29, 2000.)

              10.10               Research and License Agreement between the                             Filed Herewith
                                  Rhode Island Hospital Corporation and the
                                  Company dated May 14, 1999.

              27.0                Financial Data Schedule                                                Filed Herewith



                      Consolidated Financial Statements of




                              NYMOX PHARMACEUTICAL
                                   CORPORATION




                  Years ended December 31, 1999, 1998 and 1997

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 1999 and 1998 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 1999 and shareholders' equity as at December 31, 1999, 1998 and 1997 to the extent summarized in note 10 to the consolidated financial statements.






/s/ KPMG
Chartered Accountants



Montreal, Canada
March 17, 2000

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997


FINANCIAL STATEMENTS

     Consolidated Balance Sheets.............................................  1

     Consolidated Statements of Earnings.....................................  2

     Consolidated Statements of Deficit......................................  3

     Consolidated Statements of Cash Flows...................................  4

     Notes to Consolidated Financial Statements..............................  5



NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 1999 and 1998
(in US dollars)

                                                           1999            1998
                                                   ------------    ------------
Assets
Current assets:
     Cash                                          $    449,363    $    494,906
     Short-term investments                              -            1,464,635
     Interest receivable                                 -               31,928
     Receivable from a financial institution             -              441,696
     Accounts receivable                                 24,611          51,724
     Research tax credits receivable                      3,180           4,003
     Notes receivable (note 3)                          181,280         189,839
     Other receivables                                   18,390          29,812
     Prepaid expenses                                   100,000           -
                                                   ------------    ------------
                                                        776,824       2,708,543
Capital assets (note 4)                               1,168,316       1,279,692
Deferred share issuance costs (note 6 (c))              195,351           -
                                                   ------------    ------------
                                                   $  2,140,491    $  3,988,235
                                                   ============    ============
Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable and accrued liabilities      $    486,916    $    301,004
     Note payable (note 5)                              346,428           -
                                                   ------------    ------------
                                                        833,344         301,004
Shareholders' equity:
     Share capital (note 6)                          16,912,963      15,943,710
     Deficit                                       $(15,605,816)   $(12,256,479)
                                                   ------------    ------------
                                                      1,307,147       3,687,231
Commitments and contingency (notes 3 and 7)
Subsequent events (note 13)
                                                   ------------    ------------
                                                   $  2,140,491    $  3,988,235
                                                   ============    ============

See accompanying notes to consolidated financial statements.

On behalf of the Board:

       /s/ Paul Averback, M.D.
--------------------------------------  Director
        /s/ Colin Bier, Ph.D.
--------------------------------------  Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


                                                 1999             1998              1997
                                          -----------      -----------       -----------
Revenues:

     Service fees                         $   153,252      $   104,804       $    17,033
     Interest                                  36,951          168,761            53,022
                                          -----------      -----------       -----------
                                              190,203          273,565            70,055

Expenses:
     Research and development               1,137,122        2,091,745         1,775,340
     Less research tax credits                 (4,181)          (4,003)         (103,928)
                                          -----------      -----------       -----------
                                            1,132,941        2,087,742         1,671,412
     Marketing                                942,205        2,245,023         1,334,202
     General and administrative, and
       cost of sales                        1,333,234          620,939           408,456
     Depreciation and amortization            136,947           93,917           109,952
     Interest and bank charges                  5,856            9,157             9,938
                                          -----------      -----------       -----------
                                            3,551,183        5,056,778         3,533,960
Gain on disposal of capital assets            (46,684)           -                 -
                                          -----------      -----------       -----------
Net loss                                  $(3,314,296)     $(4,783,213)      $(3,463,905)
                                          ===========      ===========       ===========
Loss per share                            $     (0.17)     $     (0.25)      $     (0.19)
                                          ===========      ===========       ===========
Weighted average number of common shares   19,886,430       19,304,435        18,370,873
                                          ===========      ===========       ===========


See accompanying notes to consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

                                        1999            1998            1997
                                ------------    ------------     -----------
Deficit, beginning of year      $(12,256,479)   $ (7,415,759)    $(3,791,804)

Net loss                          (3,314,296)     (4,783,213)     (3,463,905)

Share issue costs                    (35,041)        (57,507)       (160,050)
                                ------------    ------------     -----------
Deficit, end of year            $(15,605,816)   $(12,256,479)    $(7,415,759)
                                ============    ============     ===========

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

                                                                1999              1998              1997
                                                         -----------       -----------       -----------

Cash flows from operating activities:

     Net loss                                            $(3,314,296)      $(4,783,213)      $(3,463,905)
     Adjustments for:
         Depreciation and amortization                       136,947            93,917           109,952
         Gain on disposal of capital assets                  (46,684)            -                 -
         Foreign exchange                                    (13,453)           (4,858)           (1,698)
     Change in operating assets and liabilities:
         Accounts receivable                                  24,894           (41,925)           (7,437)
         Interest receivable                                  31,928           (29,018)           49,950
         Receivable from a financial institution             441,696          (441,696)            -
         Research tax credits receivable                         824            99,925            62,357
         Other receivables                                    11,422           (17,539)             (485)
         Prepaid expenses                                   (102,945)            -                 -
         Accounts payable and accrued liabilities            188,872            93,129           (65,703)
                                                         -----------       -----------       -----------
                                                          (2,640,795)       (5,031,278)       (3,316,969)
Cash flows from financing activities:
     Proceeds from issuance of share capital                 969,253         5,996,622         3,501,657
     Proceeds from notes payable                             346,428             -                 -
     Share issue costs                                      (230,392)          (57,507)         (160,050)
                                                         -----------       -----------       -----------
                                                           1,085,289         5,939,115         3,341,607

Cash flows from investing activities:
     Additions to capital assets                            (164,783)         (390,125)         (180,269)
     Proceeds from disposal of capital assets                185,896             -                 -
     Notes receivable                                          -              (151,040)            -
     Net proceeds on maturity of (purchases of)
       short-term investments                              1,464,635          (231,290)          451,422
                                                         -----------       -----------       -----------
                                                           1,485,748          (772,455)          271,153

Effect of foreign exchange rate changes on cash               24,215             8,066             3,493
                                                         -----------       -----------       -----------
Net (decrease) increase in cash                              (45,543)          143,448           299,284

Cash, beginning of year                                      494,906           351,458            52,174
                                                         -----------       -----------       -----------
Cash, end of year                                        $   449,363       $   494,906       $   351,458
                                                         ===========       ===========       ===========

Supplemental cash flow information:
     Cash paid during the year for interest              $     5,856       $     9,157       $     9,938
                                                         ===========       ===========       ===========

See accompanying notes to consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

1.   ORGANIZATION AND BUSINESS ACTIVITIES:

     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

     Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital. (See notes 6 (c) and 13 (b)).

     The Corporation is listed on the NASDAQ Stock Market.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Consolidation and change in measurement currency:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its wholly-owned US subsidiary, Nymox Corporation. Intercompany balances and transactions have been eliminated on consolidation.

          Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders' equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 10.

          Effective January 1, 2000, the Corporation will adopt the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, these consolidated financial statements have been presented in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

     (b)  Short-term investments:

          The Corporation's portfolio of short-term investments, which does not include equity securities, consisted principally of government securities and commercial paper that are highly liquid and readily convertible into cash. These are recorded at the lower of cost and market value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


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


          The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the successful commercialization of the related products. Accordingly, patents are being amortized using the straight-line method commencing in the year of commercial production of the developed products. The capitalized amount is being amortized over the remaining years of the initial life of the patent.

     (d)  Research and development expenditures:

          Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

     (e)  Foreign exchange:

          The Corporation's foreign subsidiary is considered to be an integrated foreign operation. Foreign denominated monetary assets and liabilities of the Canadian and foreign operations are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Sales and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses are included in the determination of net earnings.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f)  Stock-based compensation plan:

          No compensation expense is recognized under the Corporation's stock-based compensation plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

     (g)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     (h)  Loss per share:

          The loss per share amounts have been calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been disclosed because the effect of common shares issuable upon the exercise of options and warrants would be anti-dilutive.

     (i)  Statement of cash flows:

          In 1999, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the presentation of cash flow information. Under the new recommendations, all non-cash transactions are excluded from the cash flow statement and disclosed elsewhere in the financial statements. Cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less. The information for 1998 and 1997 has been restated to conform to the new presentation.

3.   NOTES RECEIVABLE:

                                                                 1999       1998
                                                             --------   --------
     Note receivable, unsecured, non-interest bearing,
       payable on demand                                     $ 38,800   $ 38,800

     Note receivable, unsecured, bearing interest at 9%
       per annum beginning February 1, 1999, payable
       on demand, denominated in US dollars                   142,480    151,039
                                                             --------   --------
                                                             $181,280   $189,839
                                                             ========   ========


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


3.   NOTES RECEIVABLE (CONTINUED):

     The notes are receivable from a former director and senior executive who is no longer associated with the Company. In 1999, Nymox Corporation, the Corporation's subsidiary, commenced an action against the former director for repayment of the two promissory notes and on August 5, 1999, the court granted Nymox Corporation's motion for summary judgment. At December 31, 1999, the notes receivable had not been collected because the former director has outstanding counterclaims against Nymox Corporation for compensatory and punitive damages for alleged defamation and in connection with his employment.

     The Corporation has not recorded a provision in its accounts for payment of damages or for any loss on the collectibility of the notes receivable because, in the opinion of management, an unfavorable outcome in this litigation is not probable.

4.   CAPITAL ASSETS:

                                                         1999
                                       ----------------------------------------

                                                     Accumulated       Net book
                                             Cost   depreciation          value
                                       ----------   ------------     ----------
     Computer equipment                $   57,713       $ 25,203     $   32,510
     Laboratory equipment                 258,145        104,053        154,092
     Office equipment and fixtures         26,527         11,750         14,777
     Patents                            1,042,427         75,491        966,936
     Intellectual property rights               1           -                 1
                                       ----------       --------     ----------
                                       $1,384,813       $216,497     $1,168,316
                                       ==========       ========     ==========

                                                         1998
                                       ----------------------------------------

                                                      Accumulated      Net book
                                             Cost    depreciation         value
                                       ----------    ------------    ----------

     Computer equipment                $   54,346       $ 17,687     $   36,659
     Laboratory equipment                 497,346        152,753        344,593
     Office equipment and fixtures         26,991          8,097         18,894
     Patents                              884,306          4,761        879,545
     Intellectual property rights               1           -                 1
                                       ----------       --------     ----------
                                       $1,462,990       $183,298     $1,279,692
                                       ==========       ========     ==========


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


5.   NOTE PAYABLE:

     The note payable bears interest at the prime lending rate of a Canadian financial institution plus 2%, and is repayable on May 1, 2000. The note payable is subject to earlier repayment in certain circumstances.

6.   SHARE CAPITAL:


                                                                                        1999                 1998
                                                                                       -----                -----
     Authorized:
          An unlimited number of common shares
     Issued and outstanding:
          20,003,804 common shares (1998 - 19,727,904)                           $16,912,963          $15,943,710
                                                                                 ===========          ===========


     (a)  Changes in the Corporation's share capital are presented below:


                                                                                      Shares              Dollars
                                                                                      ------              -------
          Issued and outstanding, December 31, 1997                               18,632,873          $ 9,597,888
          Issue of common shares for cash (b)                                        366,000            2,169,681
          Issue of common shares pursuant to exercise
            of warrants                                                              696,491            4,101,832
          Issue of common shares pursuant to exercise
            of stock options                                                          33,000               74,309
          Cancellation of shares                                                        (460)              -
                                                                                  ----------          -----------
          Balance, December 31, 1998                                              19,727,904           15,943,710
          Issue of common shares for cash (b)                                        177,000              746,553
          Issue of common shares pursuant to exercise
            of stock options                                                          98,900              222,700
                                                                                  ----------          -----------
          Balance, December 31, 1999                                              20,003,804          $16,912,963
                                                                                  ==========          ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

6.   SHARE CAPITAL (CONTINUED):

     (b)  Private placements:

          In 1999, the Corporation completed private placements for 177,000 common shares for total aggregate proceeds of $746,553. In 1998, the Corporation completed private placements for 366,000 common shares for total aggregate proceeds of $2,169,681. The share issue costs related to these private placements have been charged against the deficit.

     (c)  Common Stock Purchase Agreement:

          In November 1999, the Corporation and Jaspas Investments Limited ("Jaspas"), a corporation based in the British Virgin Islands, signed a common stock purchase agreement (the "Agreement") that establishes the terms and conditions for the future issuance and purchase of the Corporation's common shares by Jaspas. In general terms, Jaspas is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period. However, Jaspas may not purchase more than 19.9% of the Corporation's common shares issued and outstanding as of November 12, 1999, the closing date under the Agreement, without obtaining shareholder approval.

          The Agreement establishes what is referred to by the parties as an equity drawdown facility. On a monthly basis, the Corporation may request a drawdown on the facility subject to a formula, based on the average stock price and average trading volume, that sets the maximum amount for any given draw. At the end of a 22-day trading period following the drawdown request, the amount of money that Jaspas will provide to the Corporation and the number of shares that the Corporation will issue is settled based on the formula using the average daily share price for each of the 22 trading days. Jaspas receives a 6% discount on the market price determined for the 22-day trading period, and the Corporation will receive the settled amount less a 3% placement fee payable to the placement agents.

          The Corporation may make up to 24 drawdowns to a maximum of $750,000/drawdown and $12,000,000 in total. There are certain conditions that must be satisfied before Jaspas is obligated to purchase the Corporation's common shares. At December 31, 1999, no drawdowns were made by the Corporation under this facility as it was in the process of preparing a registration statement for the issue of shares to the Securities and Exchange Commission, one of the conditions of the Agreement.

          The Corporation has also issued a warrant to Jaspas to purchase 200,000 common shares (see note 6 (d)).

          The fees related to this transaction amounted to $195,351 and have been accounted for as deferred financing fees to be amortized over the thirty-month drawdown period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

--------------------------------------------------------------------------------

6.   SHARE CAPITAL (CONTINUED):

     (d)  Warrants:

          The Corporation has issued the following warrants to purchase common shares:



                         Exercise                                          Outstanding at
                        price per                   Exercised                December 31,
          Warrants          share      Issued         to date    Expired             1999               Expiry
          --------     ----------     -------       ---------    -------   --------------              -------
          Series A       CAN$8.50     696,491         696,491       -                -                    -
          Series B       CAN$8.50      50,000            -        50,000             -                    -
          Series C      CAN$10.00      60,000            -        60,000             -                    -
          Series D      CAN$10.00      95,000            -        95,000             -                    -
          Series E        US$4.53     200,000 (i)        -          -             200,000    November 30, 2004
          Series F        US$4.06     160,000 (ii)       -          -             160,000    November 30, 2004


          (i) Warrant issued to Jaspas in connection with the common stock purchase agreement referred to in note 6 (c). The warrant entitles Jaspas to purchase 100,000 common shares at an exercise price of US$4.5315. Jaspas may purchase a further 100,000 common shares at the same price only if the Corporation has not drawn down at least US$7,000,000 within eighteen months from the effective date of the registration statement referred to in note 6 (c).

          (ii) Warrant issued to placement agents in connection with the common stock purchase agreement. The warrants are exercisable at a price of US$4.0625.

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

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

6.   SHARE CAPITAL (CONTINUED):

     (e)  Stock options (continued):

          Changes in outstanding options were as follows for the last two fiscal periods:

                                                                                 Weighted            Weighted
                                                                                  average             average
                                                                                 exercise            exercise
                                                              Number                price               price
                                                           ---------          -----------         -----------
                                                                                   (CAN$)               (US$)
          Balance, December 31, 1997                        1,834,000         $      5.48         $      3.80

          Granted                                             125,000                6.58                4.56

          Exercised                                           (33,000)               3.25                2.25

          Cancelled                                              -                     -                   -
                                                            ---------         -----------         -----------
          Balance, December 31, 1998                        1,926,000                5.73                3.97

          Granted                                             351,500                5.37                3.72

          Exercised                                           (98,900)               3.25                2.25

          Expired                                             (55,000)               9.57                6.63

          Cancelled                                          (993,100)               3.32                2.30
                                                            ---------         -----------         -----------
          Balance, December 31, 1999                        1,130,500         $      6.87         $      4.76
                                                            =========         ===========         ===========

          At December 31, 1999, options outstanding and exercisable were as follows:

          Options outstanding      Options exercisable       Exercise price per share             Expiry date
          -------------------      -------------------       ------------------------             -----------
               100,000                        100,000             CAN$7.00   (US$4.85)        November 9, 2002
                20,000                         20,000            CAN$13.75   (US$9.53)        January 17, 2006
                50,000                         20,000            CAN$10.00   (US$6.93)        January 17, 2006
               275,000                        275,000             CAN$3.25   (US$2.25)        January 17, 2006
                20,000                         20,000             CAN$9.80   (US$6.79)        January 17, 2006
               100,000                        100,000            CAN$11.50   (US$7.97)          April 30, 2006
                10,000                         10,000            CAN$16.75  (US$11.60)         August 13, 2006
                10,000                         10,000             CAN$9.00   (US$6.24)         August 13, 2006
                30,000                         20,000            CAN$10.00   (US$6.93)         August 13, 2006
               130,000                         60,000            CAN$10.00   (US$6.93)        October 31, 2007
                25,000                         25,000             CAN$9.00   (US$6.24)        October 31, 2007
                 6,000                           -                CAN$9.25   (US$6.41)       December 19, 2007
                 3,000                           -                CAN$9.25   (US$6.41)       December 19, 2007
                50,000                         50,000            CAN$10.00   (US$6.93)        January 22, 2009
                 6,500                           -                CAN$9.25   (US$6.79)            May 13, 2009
               195,000                        150,000             CAN$4.50   (US$3.12)            May 13, 2009
               100,000                         37,500             CAN$4.50   (US$3.12)            June 1, 2009
            ----------                       --------
             1,130,500                        903,500
            ==========                       ========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

7.   COMMITMENTS:

     (a)  Operating leases:

          Minimum lease payments under operating leases for the Corporation's premises for the next four years are as follows:

          2000                                                        $103,000
          2001                                                          53,000
          2002                                                          37,000
          2003                                                           6,000
                                                                      --------
                                                                      $199,000
                                                                      ========


     (b)  Research funding:

          The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $387,000 in the next three years as follows:

          2000                                                        $172,000
          2001                                                         172,000
          2002                                                          43,000
                                                                      --------
                                                                      $387,000
                                                                      ========

          Under this license, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

     (c)  License agreement:

          In January 1999, the Corporation granted a non-exclusive license to an American corporation to utilize all proprietory technology, including its rights to patents and know-how, necessary to conduct the AD7C test in a reference laboratory. The Corporation will receive compensation under the agreement based on the number of tests conducted by the American company. The license, which is for the US territory, is for an initial term of 24 months and is subject to automatic renewal for two additional one-year terms.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


8.   INCOME TAXES:

     Details of the components of income taxes are as follows:

                                                                1999                 1998                 1997
                                                                ----                 ----                 ----
     Loss before income taxes:

          Canadian operations                            $(2,631,662)         $(1,782,794)         $(1,725,041)
          U.S. operations                                   (682,634)          (3,000,419)          (1,738,864)
                                                         -----------          -----------          -----------
                                                          (3,314,296)          (4,783,213)          (3,463,905)
     Basic income tax rate                                     38.0%                38.0%                38.0%
                                                         -----------          -----------          -----------
     Income tax recovery at statutory rates                1,260,000            1,817,000            1,316,000

     Adjustments in income taxes resulting from:
          Non-recognition of losses and other
            unclaimed deductions                          (1,260,000)          (1,817,000)          (1,316,000)
                                                         -----------          -----------          -----------
     Income taxes                                        $     -              $    -               $    -
                                                         ===========          ===========          ===========


     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. The related income tax benefit of these items will be recorded in earnings when realized. These expire as follows:

                                                            Federal          Provincial
                                                            -------          ----------
     Non-capital losses:

          2000                                           $   25,000          $   25,000
          2001                                               40,000              40,000
          2002                                              637,000                -
          2003                                            1,379,000             884,000
          2004                                              962,000             755,000
          2005                                            2,095,000           2,096,000
          2006                                            2,435,000           2,435,000

     Scientific research and development expenditures:
             (Indefinitely)                               1,149,000           2,794,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

8.   INCOME TAXES (CONTINUED):

     The Corporation also has investment tax credits available in the amount of approximately $330,000 available to reduce future years' federal taxes payable. The benefit of these credits will be recorded when realized. These credits expire as follows:

     2005                          $  18,000
     2006                            201,000
     2007                            103,000
     2008                              8,000



     In addition, the Corporation's US subsidiary has losses carried forward of approximately $5,840,000 which expire as follows:

     2011                          $  460,000
     2012                           1,730,000
     2018                           2,700,000
     2019                             950,000



9.   FINANCIAL INSTRUMENTS:

     (a)  Foreign currency risk management:

          As indicated in note 2 (a), the Corporation will adopt the US dollar as its measurement currency effective January 1, 2000 because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures. Foreign exchange gains and losses have been less than $50,000 in each of the years ended December 31, 1999, 1998 and 1997.

     (b)  Credit risk:

          Financial instruments that potentially subject the Corporation to significant concentrations of credit risk consist principally of short-term investments. The Corporation minimizes this risk by having investment policies that require placement of short-term investments in financial institutions evaluated as highly creditworthy.

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 1999, 1998 and 1997
(in US dollars)



9.   FINANCIAL INSTRUMENTS (CONTINUED):

     (c)  Fair value disclosure:

          The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

10.  CANADIAN/U.S. REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

                                                                    1999              1998                 1997
                                                             -----------       ------------        -------------
          Net loss, Canadian GAAP                            $(3,314,296)      $(4,783,213)        $(3,463,906)
          Adjustments:

              Amortization of patents (i)                          9,142           (50,622)            (35,779)
              Stock-based compensation - options
                granted to non-employees (ii)                   (198,815)         (274,088)           (108,350)
              Change in reporting currency (iii)                  94,803           128,361            (147,374)
                                                             -----------       -----------         ------------
          Net loss, U.S. GAAP                                $(3,409,166)      $(4,979,562)        $(3,755,409)
                                                             ===========       ===========         ============
          Loss per share, U.S. GAAP                          $     (0.17)      $     (0.26)        $     (0.20)
                                                             ===========       ===========         ============

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

                                                                 1999             1998             1997
                                                           ----------      -----------      -----------

          Shareholders' equity, Canadian GAAP              $1,307,147       $3,687,231       $2,531,329

          Adjustments:
               Amortization of patents (i)                   (157,307)        (176,549)        (131,070)
               Stock-based compensation - options
                  granted to non-employees (ii):

                     Cumulative compensation expense         (947,853)        (792,788)        (540,278)
                     Additional paid-in capital             1,000,416          749,038          518,700
               Change in reporting currency (iii)             (62,672)        (162,580)          49,371
                                                           ----------       ----------       ----------
                                                             (167,416)        (382,879)        (103,277)
                                                           ----------       ----------       ----------

          Shareholders' equity, U.S. GAAP                  $1,139,731       $3,304,352       $2,428,052
                                                           ==========       ==========       ==========


          (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, patents are amortized commencing in the year of commercial production of the developed products.

          (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 10(c)(3). There are no comparable Canadian standards.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (b) Consolidated shareholders' equity (continued):

         (iii) Change in reporting currency:

               As explained in note 2 (a), the Company will adopt the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999, 1998 and 1997 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year and the statement of earnings at the average exchange rate for the respective year.

     (c) Other disclosures required by United States GAAP:

         (1)   Development stage company:

               The Corporation is in the process of developing unique patented products which are subject to approval of regulatory authorities. The Corporation has completed the research and discovery phase of its Alzheimer's diagnostic AD7C test and is currently offering testing services in their CLIA certified clinical reference laboratory. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following disclosures are required:

                                                                               Cumulative           Cumulative
                                                                        since the date of    since the date of
                                                                             inception of         inception of
                                                                          the Corporation      the Corporation
                                                                          to December 31,      to December 31,
                                                                                     1999                 1998
                                                                        -----------------     ----------------
               Interest revenue                                               $    415,971         $    379,020
               Service fees                                                        275,088              121,836
               Gross research and development expenditures                       7,460,818            6,323,696
               Other expenses                                                    9,269,381            6,851,140

               Cash inflow (outflow):
                    Operating activities                                       (15,058,838)         (12,418,044)
                    Investing activities                                          (204,495)          (1,690,241)
                    Financing activities                                        17,153,115           16,067,825
                                                                              ============          ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

               The statement of shareholders' equity since date of inception is presented below.

                                                                                Additional
                                                                       Consi-      Paid-in    Accumulated
                                                         Shares      deration      Capital        Deficit           Total
                                                      ---------     ----------    ---------    -----------     -----------
               Year ended July 31, 1990:

                  Common shares issued                2,500,000     $  172,414       -        $     -         $   172,414
                  Net loss                                 -              -          -           (109,241)       (109,241)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1990              2,500,000        172,414       -           (109,241)         63,173

               Year ended July 31, 1991:
                  Net loss                                 -              -          -            (21,588)        (21,588)
                  Cumulative translation adjustment        -             1,499       -               (950)            549
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1991              2,500,000        173,913       -           (131,779)         42,134

               Year ended July 31, 1992:
                  Common shares issued                    9,375         31,468       -               -             31,468
                  Net loss                                 -              -          -            (45,555)        (45,555)
                  Cumulative translation adjustment        -            (6,086)      -              5,598            (488)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1992              2,509,375        199,295       -           (171,736)         27,559

               Year ended July 31, 1993:
                  Common shares issued                  201,250        159,944       -               -            159,944
                  Common shares cancelled              (500,000)         -           -               -               -
                  Net loss                                -              -           -            (38,894)        (38,894)
                  Cumulative translation adjustment       -            (13,994)                    12,830          (1,164)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1993              2,210,625        345,245       -           (197,800)        147,445

               Year ended July 31, 1994:
                  Common shares issued                    2,500          7,233       -               -              7,233
                  Net loss                                -              -           -            (53,225)        (53,225)
                  Cumulative translation adjustment       -            (25,173)      -             15,808          (9,365)

                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1994              2,213,125        327,305       -           (235,217)         92,088

               Year ended July 31, 1995:
                  Common shares issued                   78,078        303,380       -               -            303,380
                  Net loss                                -              -           -           (285,910)       (285,910)
                  Cumulative translation adjustment       -              5,196       -             (7,221)         (2,025)

                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1995              2,291,203        635,881       -           (528,348)        107,533

               Period ended December 31, 1995:
                  Adjustment necessary to
                    increase the number of
                    common shares                    12,708,797          -           -               -              -
                                                      ---------     ----------   ---------    -----------     -----------
                  Adjusted number of
                    common shares                    15,000,000        635,881       -           (528,348)        107,533
                  Common shares issued                2,047,082      2,997,284       -               -          2,997,284
                  Net loss                                -              -           -         (1,194,226)     (1,194,226)
                  Share issue costs                       -           (153,810)      -               -           (153,810)
                  Cumulative translation adjustment       -              2,858       -             (6,328)         (3,470)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, December 31, 1995
                    carried forward                  17,047,082      3,482,213       -         (1,728,902)      1,753,311


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

                                                                              Additional
                                                                    Consi-       paid-in     Accumulated
                                                      Shares      deration       capital         deficit           Total
                                                  ----------     ---------    ----------     -----------     -----------
               Balance, December 31, 1995
                 brought forward                  17,047,082    $ 3,482,213   $    -        $ (1,728,902)    $ 1,753,311

               Year ended December 31, 1996:
               Common shares issued                  882,300      3,852,364        -              -            3,852,364
               Net loss                                 -              -           -          (3,175,587)     (3,175,587)
               Share issue costs                        -          (170,699)       -               -            (170,699)
               Stock-based compensation                 -              -         434,145           -             434,145
               Cumulative translation adjustment        -           (16,769)      (2,217)         24,544           5,558

               ---------------------------------------------------------------------------------------------------------
               Balance, December 31, 1996         17,929,382      7,147,109      431,928      (4,879,945)      2,699,092

               Year ended December 31, 1997:
               Common shares issued                  703,491      3,180,666        -               -           3,180,666
               Net loss                                                -           -          (3,755,409)     (3,755,409)
               Share issue costs                        -          (161,482)       -               -            (161,482)
               Capital stock subscription               -           352,324        -               -             352,324
               Stock-based compensation                 -              -         108,350           -             108,350
               Cumulative translation adjustment        -          (299,275)     (21,578)        325,364           4,511

               ---------------------------------------------------------------------------------------------------------
               Balance, December 31, 1997         18,632,873     10,219,342      518,700      (8,309,990)      2,428,052

               Year ended December 31, 1998:
               Common shares issued                1,095,031      5,644,638        -               -           5,644,638
               Net loss                                 -              -           -          (4,979,562)     (4,979,562)
               Share issue costs                        -           (54,131)       -               -             (54,131)
               Stock-based compensation                 -              -         274,088           -             274,088
               Cumulative translation adjustment        -          (685,156)     (43,750)        720,173          (8,733)

               ---------------------------------------------------------------------------------------------------------
               Balance, December 31, 1998         19,727,904     15,124,693      749,038     (12,569,379)      3,304,352

               Year ended December 31, 1999:
               Common shares issued                  275,900        969,253        -               -             969,253
               Net loss                                 -              -           -          (3,409,166)     (3,409,166)
               Share issue costs                        -           (35,041)       -               -             (35,041)
               Stock-based compensation                 -              -         198,815           -             198,815
               Cumulative translation adjustment        -           943,133       52,563        (884,178)        111,518

               ---------------------------------------------------------------------------------------------------------
               Balance, December 31, 1999         20,003,804    $17,002,038   $1,000,416    $(16,862,723)    $ 1,139,731
               =========================================================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (2)  Income taxes:

               In  accordance  with  Statement of Financial Accounting
               Standards No. 109, the income tax effect of temporary differences that give rise to the net deferred tax asset is presented below:

                                                             1999          1998
                                                      -----------   -----------
               Scientific research and experimental
                 development                          $   662,000   $   596,000

               Non-capital losses                       2,933,000     1,801,000

               Investment tax credits                     330,000       321,000

               Less valuation allowance                (3,925,000)   (2,718,000)
                                                      -----------   -----------
               Net deferred tax asset                 $     -       $    -
                                                      ===========   ===========

               There are no material deferred tax liabilities.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

--------------------------------------------------------------------------------

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (c)  Other disclosures required by United States GAAP (continued):

          (3)  Stock-based compensation:

               The Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 10 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:


                                                                                        1999             1998
                                                                                 -----------      -----------
               Net loss                     As reported       (US GAAP)          $(3,409,166)     $(4,379,562)
                                            Pro-forma                             (3,990,187)      (4,379,562)

               Loss per share               As reported       (US GAAP)                (0.17)           (0.23)
                                            Pro-forma                                  (0.20)           (0.23)



               The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 5.5% (1998 - 5%), dividend yield of 0%, expected volatility of 80% (1998 - 50%), and expected life of 5 years.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)


11.  SEGMENT DISCLOSURES:

     Geographic segment information was as follows:

                                                                         United
                                                    Canada               States
                                               -----------          -----------
     Revenues:
         1999                                  $    40,963          $   149,240
         1998                                      168,761              104,804
         1997                                       53,022               17,033

     Net loss:
         1999                                   (2,631,662)            (682,634)
         1998                                   (1,782,794)          (3,000,419)
         1997                                   (1,725,041)          (1,738,864)

     Identifiable assets:
         1999                                    1,714,416              426,075
         1998                                    3,422,944              565,291
         1997                                    2,480,322              253,550


12.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 1999, 1998 and 1997
(in US dollars)

13.  SUBSEQUENT EVENTS:

     (a)  Business acquisition:

          On January 8, 2000, the Corporation entered into a share purchase agreement to acquire a controlling interest in Serex, Inc. ("Serex"), a privately-held development stage corporation based in New Jersey.

          On March 2, 2000, the Corporation acquired 72.3% of the issued and outstanding common stock of Serex in exchange for 187,951 common shares of the Corporation having a fair value of $657,825, and a warrant to purchase 115,662 of the Corporation's common shares at a price of $3.70 per share exercisable on the following dates: (i) January 8, 2001 - 35,783 shares, (ii) January 8, 2002 - 30,000 shares,
          (iii) January 8, 2003 - 30,000 shares, (iv) January 8, 2004 - 19,879 shares. The net assets acquired consist principally of technology and other intellectual property rights.

          In connection with this acquisition, the Corporation issued 40,000 options to the selling shareholder to purchase the Corporation's shares. The options are exercisable at a price of $3.70/share over a four-year period.

     (b)  Private placement:

          In March 2000, the Corporation completed a private placement with an institutional investor for 666,667 common shares for total proceeds of $4,000,000. In connection with this transaction, the Corporation issued 66,667 warrants to purchase the Corporation's common shares at a price of $9.375/share and 26,667 warrants to the placement agent to purchase the Corporation's common shares at a price of $7.8125/share. The warrants expire on March 6, 2004.