Form 20-F
period 2000-12-31
NYMOX PHARMACEUTICAL CORP
filed 2001-05-08
CIK 1018735

                                  Form 20 - F

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934 [Fee required]

                                       or

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee required] - For the fiscal year ended December 31, 2000

                                       or

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 21,377,621 shares as of December 31, 2000.

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

               Item 17 [X]                             Item 18  [ ]

In this annual report, the term "Nymox" refers to both Nymox Pharmaceutical Corporation and its subsidiaries, Nymox Corporation and Serex Inc., and, where applicable, a predecessor private corporation, DMS Pharmaceuticals Inc.

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

Although Nymox believes that the forward-looking statements contained in this annual report are reasonable, it cannot ensure that its expectations will be met. These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. Factors that could cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" in Item 3, Description of Business.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG, LLP, Montreal, Canada in the case of the years ended December 31, 1996,1997,1998,1999 and 2000. The data set forth below should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere herein.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data
(In U.S. dollars - Note 3)

                                         Dec.31, 2000        Dec.31, 1999        Dec.31, 1998       Dec.31, 1997        Dec.31, 1996
                                         ------------        ------------        ------------       ------------        ------------
CANADIAN GAAP

Current Assets                                749,510             776,824           2,708,543          1,750,388           2,006,675

Capital Assets                              3,546,616           1,168,316           1,279,692            983,484             913,166

Total Assets                                4,518,638           2,140,491           3,988,235          2,733,872           2,919,841

Total Liabilities                             323,774             833,344             301,004            202,543             266,214

Capital Stock                              23,243,941          16,912,963          15,943,710          9,597,888           6,445,431

Shareholders' Equity                        3,260,942           1,307,147           3,687,231          2,531,329           2,653,628

Revenues                                      225,867             190,203             273,565             70,055             157,237

Sales                                         157,688             153,252             104,804             17,033                 -0-

Research & Development
Expenditures (note 1)                       2,073,775           1,132,941           2,087,742          1,671,412           1,466,085

Net Loss                                    4,023,979           3,314,296           4,783,213          3,463,905           2,562,921

Loss per Share                                   0.19                0.17                0.25               0.19                0.15

Weighted Avg. No. of
Common Shares                              20,890,735          19,886,430          19,304,435         18,370,873          17,654,862

U.S. GAAP (note 2)

Net Loss                                    4,272,308           3,409,166           4,979,562          3,755,409           3,175,587

Loss per Share                                   0.20                0.17                0.26               0.20                0.18

Shareholders' Equity                        3,102,887           1,139,731           3,304,352          2,428,052           2,699,092

Notes:
1) We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

2) Reference is made to Note 10 of Nymox's audited financial statements as at and for the year ended December 31, 2000 for a reconciliation of differences between Canadian and U.S. GAAP.

3) Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. For Canadian GAAP purposes, the financial information for all periods presented up to December 31, 1999 has been translated into U.S. dollars at the December 31, 1999 exchange rate, which was 1.4433 Canadian dollars to the U.S. dollar. For U.S. GAAP purposes, assets and liabilities for all years presented have been translated into U.S. dollars at the ending exchange rate for the respective year and the statement of earnings at the average rate for the respective year. Reference is made to notes 2(a) and 10 of the consolidated financial statements.

RISK FACTORS

The following risk factors apply to Nymox and our industry.

IT IS UNCERTAIN WHEN, IF EVER, WE WILL MAKE A PROFIT.

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic test, the AlzheimAlert(TM) test. We have never made a profit. We incurred a net loss of $4.8 million in 1998, $3.3 million in 1999 and $4.0 million in 2000. As of December 31, 2000, Nymox's accumulated deficit was $19.9 million.

We cannot say when, if ever, Nymox will become profitable. Profitability will depend on our uncertain ability to generate revenues from the sale of our products and the licensing of our technology that will offset the significant expenditures required for us to advance our research, protect and extend our intellectual property and develop, manufacture, license, market, distribute and sell our technology and products successfully. Similar types of expenditures in the past have helped produce the net losses reported above.

WE MAY NOT BE ABLE TO RAISE ENOUGH CAPITAL TO DEVELOP AND MARKET OUR PRODUCTS.

Nymox has funded its operations primarily by selling shares of its common stock. Since late 1998, a small portion of the funds came from service revenues. However, service revenues have not been, and may not be in the foreseeable future, sufficient to meet our anticipated financial requirements.

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

WE FACE CHALLENGES IN DEVELOPING AND IMPROVING OUR PRODUCTS.

The pharmaceutical and diagnostic industries are driven by rapid technological and scientific developments and changing customer needs. Nymox's success depends, in large part, on its ability to respond to our customers' requirements in a timely manner by developing or acquiring rights to new products or improvements to our existing products. We are still developing many of our products and have not yet brought them to market. We cannot assure you that we will be able to develop or acquire rights to such products and to market them successfully.

WE FACE SIGNIFICANT AND GROWING COMPETITION.

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

WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR PRODUCTS.

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

OUR PRODUCTS AND SERVICES MAY NOT RECEIVE NECESSARY REGULATORY APPROVALS.

Our AlzheimAlert(TM) testing service and our products in development are subject to a wide range of government regulation governing laboratory standards, product safety and efficacy. The actual regulatory schemes in place vary from country to country and regulatory compliance can take several years and involve substantial expenditures.

We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for our products in development and all of the following could have a material adverse effect on our business:

     - failure to obtain or significant delays in obtaining requisite approvals;

     -    loss of or changes to previously obtained approvals; and

     -    failure to comply with existing or future regulatory requirements.

The operation of our clinical reference laboratory in New Jersey is regulated by the Health Care Financing Administration (HCFA) under the Clinical Laboratories Improvement Act of 1988. In addition, individual states like New York and Florida have their own requirements for reference laboratories like ours that offer diagnostic services. In addition, the United States Food and Drug Administration (FDA) has its own regulations governing in vitro diagnostic products, including some of the reagents used in clinical reference laboratories. Any changes in HCFA or state law requirements or in the FDA regulations could have a detrimental impact on our ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We will require prior approval from the FDA before we can distribute and sell in the United States an AlzheimAlert(TM) diagnostic kit, which permits the testing of patient samples either in a general purpose laboratory or the physician's office. Similar requirements exist in many other countries. In general, such approval requires clinical testing as to the safety and efficacy of the device and preparation of an approval application with extensive supporting documentation. If approved, the device would then be subject to postmarketing record and reporting obligations and manufacturing requirements. Obtaining these approvals and complying with the subsequent regulatory requirements can be both time-consuming and expensive.

In the United States, our drugs in development will require FDA approval, which comes only at the end of a lengthy, expensive and often arduous two-step process. We cannot predict with any certainty the amount of time the FDA will take to approve one of our drugs or even whether any such approval will be forthcoming. Similar requirements exist in many other countries.

PROTECTING OUR PATENTS AND PROPRIETARY INFORMATION IS COSTLY AND DIFFICULT.

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

CHANGING MARKET CONDITIONS.

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

HEALTH CARE PLANS MAY NOT COVER OR ADEQUATELY PAY FOR OUR PRODUCTS AND SERVICES.

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

THE FUTURE SALE OF ELIGIBLE SHARES MAY DILUTE NYMOX'S STOCK PRICE.

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There are 21,739,317 common shares of Nymox currently issued and outstanding as of March 31, 2001, including the 452,201 shares issued to date under the Share Purchase Agreement entered into with Jaspas Investments Limited. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. Finally, 1,649,500 share options are outstanding, of which 1,418,167 are currently vested. The great majority of these options expire in 6 to 10 years. These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

WE FACE POTENTIAL LOSSES DUE TO FOREIGN CURRENCY EXCHANGE RISKS.

The Corporation incurs certain expenses, principally relating to salaries and operating expenses at its Canadian head office, in Canadian dollars. All other expenses are derived in US dollars. As a result, we are exposed to the risk of losses due to fluctuations in the exchange rates between the United States dollar and the Canadian dollar. We protect ourselves against this risk by maintaining cash balances in both currencies. We do not currently engage in hedging activities. We cannot say with any assurance that the company will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

WE HAVE NEVER PAID A DIVIDEND AND ARE UNLIKELY TO DO SO IN THE FORESEEABLE
FUTURE.

Nymox has never paid any dividends and does not expect to do so in the foreseeable future. We expect to retain any earnings or positive cash flow in order to finance and develop Nymox's business.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY OF THE COMPANY

Nymox Pharmaceutical Corporation was incorporated in Canada under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer's disease. Nymox has two United States subsidiaries; one wholly owned subsidiary named Nymox Corporation and the other a 97% owned subsidiary named Serex, Inc, purchased in March, 2000.

Nymox's principal executive offices are located at:

     Nymox Pharmaceutical Corporation
         9900 Cavendish Boulevard, Suite 306
         St.-Laurent, Quebec, Canada, H4M 2V2
         Phone: (800) 936-9669
         Fax: (514) 332-2227

     Nymox Corporation
         230 West Passaic St.
         Maywood, NJ, USA 07607

     Serex, Inc.
         230 West Passaic St.
         Maywood, NJ, USA 07607

ACQUISITION OF A MAJORITY INTEREST IN SEREX, INC.

On March 2, 2000, we closed our acquisition of a majority interest in Serex, Inc., a privately held diagnostic company that was founded by Dr. Judith Fitzpatrick in 1983 and is based in Maywood, New Jersey.

We have subsequently acquired more shares of the common stock of Serex, Inc. from other shareholders and now own approximately 97% of its common stock.

Serex assisted in the development of Nymox's AlzheimAlert(TM) test and the patenting of some of the technology relating to AlzheimAlert(TM).

Serex also developed and patented its particle valence technology, a unique, highly sensitive, new method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. Serex licensed the Japanese rights to two of its principal patents to Mizuho Medy Co. Ltd. of Japan.

Serex's diagnostic technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use.

Preliminary work at Serex has identified a wide range of potential applications for its patented technology from detecting an early indicator of pregnancy, to detecting a brain protein implicated in certain brain diseases, from detecting indicators for heart disease, determining blood sugar levels in a type of diabetes and to monitoring therapeutic drug levels.

Serex developed its NicAlert(TM) which can reliably detect one of the metabolic products of nicotine in human urine and saliva, enabling it to determine whether a person, such as a teenager or insurance applicant, is using a tobacco product. NicAlert(TM) is currently being distributed in Japan by Mizuho Medy Co. Ltd. of Japan and outside of Japan by Nymox and Jant Pharmacal Corporation.

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

Serex has under development a test that can potentially detect biochemical indicators of cholesterol in human saliva and therefore provide an inexpensive, convenient and reliable method of determining and monitoring cholesterol levels.

Since 1996, Serex has collaborated with at least three major pharmaceutical companies and two diagnostic companies under licensing and development agreements concerning the development of some of these products. These agreements contain confidentiality provisions that prohibit the disclosure of their terms.

CAPITAL EXPENDITURES

For information concerning our capital expenditures and methods of financing, please see Item 5 entitled "Operating and Financial Review and Prospects".

BUSINESS OVERVIEW

Nymox is a development stage biopharmaceutical company based in Maywood, New Jersey and Saint Laurent, Quebec, Canada.

We specialize in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer's disease. Alzheimer's disease is a progressive, terminal brain disease of the elderly marked by an irreversible decline in mental abilities, including memory and comprehension, and often accompanied by changes in behavior and personality. It currently afflicts an estimated four million people in the United States and at least 15 million people worldwide. As the baby-boomer generation continues to age, these figures are expected to rise sharply.

DIAGNOSTIC PRODUCTS FOR ALZHEIMER'S DISEASE

Alzheimer's disease is the most common cause of dementia in persons 65 years of age and older and is the fourth leading cause of death among the elderly. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

The Surgeon General's Report on Mental Health, released on December 13, 1999, identified the importance and the need for the early detection and diagnosis of Alzheimer's disease. The report described the current approach to Alzheimer's disease diagnosis, clinical examination and the exclusion of other common causes of its symptoms, as time- and labor-intensive, costly and largely dependent on the expertise of the examiner. As a result, the illness is currently underrecognized, especially in primary care settings, where most older patients seek care. The report joined other experts writing in the field in recognizing the need for a better, more reliable method for diagnosing the disease in living patients and in particular, the need of a simple, accurate and convenient test that could detect a biochemical change early in patients with Alzheimer's disease. We believe our AlzheimAlert(TM) provides such a test.

ALZHEIMALERT (TM)

We market a proprietary diagnostic test for Alzheimer's disease, known as the AlzheimAlert(TM) Test, through our reference laboratory in Maywood, New Jersey. AlzheimAlert(TM) is an improved version of our AD7C(TM) test, which has been on the market since 1997. It is a urine test, where the patient provides a first-morning urine sample for testing. The patient's doctor then forwards the sample to our laboratory where our technical staff performs the test. We then report the results to the doctor.

AlzheimAlert(TM) is the latest generation of our NTP testing technology. It measures the level of a brain protein called neural thread protein (NTP) which is elevated early in Alzheimer's disease as reported both in the scientific literature and at scientific conferences. Researchers at the Massachusetts General Hospital and Brown University led by Doctors Suzanne de la Monte and Jack Wands first found large amounts of the protein in the brain tissue of patients known to have died with Alzheimer's disease. Subsequent research led to the characterization of NTP and the gene that produces it. Nymox succeeded in developing a highly sensitive test to detect the presence of NTP in the spinal fluid and, most recently, in the urine of patients with Alzheimer's disease. A recent study (J. Neuropathol Exp Neurol (2001; 60: 195-207)) has provided further evidence that increased production of NTP leads to a marked increase in nerve cell death and shown that the cells subjected to the NTP died in a programmed fashion similar to the way the nerve cells in the brains of patients with Alzheimer's disease die. One of the characteristic signs of Alzheimer's disease is widespread brain cell loss.

Nymox believes that its AlzheimAlert(TM) test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer's disease. In company funded trials of its NTP testing technology to date, involving over 500 clinical samples, the test results were positive for over 80% of the patients with verified Alzheimer disease and negative in over 89% of subjects without the disease (known as a low false positive rate). The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer's with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer's disease is not the cause of the patient's symptoms and to target the other, often reversible causes of the patient's symptoms, such as depression.

Many studies published in scientific publications or presented at scientific conferences over the past decade have confirmed the accuracy of NTP as a biochemical marker for Alzheimer's disease. Some recent publications include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104), Journal of Contemporary Neurology (1998; art. 4a), Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226), Alzheimer's
Reports (1999; 2: 327-332) and (2000; 3: 177-184), and Neurology (2000; 54:
1498-1504). Reports about this Nymox technology have also been featured in prestigious trade and lay publications such as Clinica (Sept.25, 2000), Genetic Engineering News (Oct.1, 2000), Clinical Laboratory News (Oct., 2000), and Modern Maturity (Dec., 2000).

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

Early diagnosis as facilitated by the AlzheimAlert(TM) test represents a potentially large cost-savings in the form of a reduced number of office visits, lab tests, scans and other procedures required by the traditional methods of diagnosis.

The AlzheimAlert(TM) test is an aid to diagnosis, to be considered together with patient history, physical examination and other relevant medical data. The test does not replace a physician's diagnosis.

Subject to further laboratory and clinical validation and to any necessary regulatory approvals, we intend to sell the AlzheimAlert(TM) test worldwide as a kit for the testing of patient samples either in a general purpose medical laboratory or in a physician's office. AlzheimAlert(TM) offers a more technically advanced means to detect elevated levels of NTP in urine. It is a completely new assay in the competitive affinity format and has significant advantages of easy adaptability to systems and equipment present in all modern clinical laboratories.

We expect that, if approved, an AlzheimAlert(TM) kit will increase the availability and acceptance of our test while lowering its cost to the patient or health care payer.

OTHER BIOCHEMICAL INDICATORS OF ALZHEIMER'S DISEASE

We hold exclusive patent rights to several other biochemical indicators for Alzheimer's disease, including the brain protein, 35i9, which we believe is also associated with Alzheimer's disease. We intend to use our extensive scientific, medical and commercial experience and know-how in the field of Alzheimer's disease in order to develop new diagnostic tests, methods and treatments for the disease from these and other indicators.

DEVELOPMENT OF THERAPEUTIC PRODUCTS FOR ALZHEIMER'S DISEASE

At present, there is no cure for Alzheimer's disease. There are four drugs approved by the FDA, tacrine (brand-name Cognex), donepezil HCI (brand-name Aricept), rivastigmine (brand-name Exelon) and galantamine hydrobromide (brand name Reminyl) for the treatment of Alzheimer's disease. However, at most these drugs offer symptomatic relief for the loss of mental function associated with the disease and possibly help to delay the illness- progression. There is no consensus as to the cause of Alzheimer's disease or even whether it is one disease or many.

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

DRUGS TARGETING SPHERONS

We are a leader in research and development into drugs for the treatment of Alzheimer's disease that target spherons. Nymox researchers believe that spherons are the cause of senile plaques -- the characteristic lesion found abundantly in the brains of patients with Alzheimer's disease and believed by many researchers to play a pivotal role in the fatal illness. Spherons are tiny balls of densely packed protein found in brain cells scattered throughout the brains of all humans from age one. Nymox researchers have found that as humans age the spherons grow up to a hundred times larger until they become too large for the cells that hold them. Once released from the cells, the spherons burst which the researchers believe creates the senile plaques and sets off a cascade of cellular damage and biochemical changes pivotal to the symptoms and signs of Alzheimer's disease.

The substantial evidence linking spherons to senile plaques and Alzheimer's disease has been published in journals such as the Journal of Alzheimer's Disease, Drug News & Perspectives and Alzheimer Reports. There are 20 important criteria of validity which have been set forth correlating the disappearance of spherons in old age with the appearance of senile plaques and implicating spherons as a major cause of Alzheimer's disease. In 2000, Nymox researchers published important findings in Alzheimer Reports (2000; 3: 177-184) confirming that spherons contain key proteins that are also known to be in senile plaques and showing that, like senile plaques, spherons contain unusually old proteins in terms of the human body's metabolism, with an average age of 20 to 40 years.

Nymox researchers believe that stopping or inhibiting the transformation of spherons into senile plaques will help stop or slow the progress of this illness. You should be aware that there is no consensus among researchers about the causes or possible treatments of Alzheimer's disease and that other researchers do not share this belief that spherons are the cause of Alzheimer's disease or are a target for the development of treatments for the disease.

Based on these research findings and this approach to the treatment of the disease, we developed novel, proprietary drug screening methods based on spherons and used them to discover, develop and test drug candidates to inhibit the formation of Alzheimer plaques from spherons. These candidates have the potential to slow or stop the progression of the disease. We have two distinct new drug candidates, NXD-3109 and NXD-1191, neither of which demonstrate significant toxicity and both of which had positive animal testing results.

Such drug candidates will require regulatory approval in order to begin clinical studies for humans. You should be aware there is no guarantee that any of these drug candidates will ever be approved for marketing as a treatment for Alzheimer's disease. Drug candidates that look promising in early studies in the laboratory or with animals often prove on further testing to be unsafe, ineffective or impractical to use with human patients. The cost of bringing a drug candidate through the necessary clinical trial and regulatory approvals is very high and will require us to seek substantial financing through various sources including the issuing of more stock, the borrowing of funds secured by financial instruments such as bonds or agreements with major pharmaceutical companies. We risk not be able to secure such funding in the necessary amounts or on sufficiently favorable terms.

Nymox holds global patent rights covering both methods for using spherons as targets for developing drugs and for the actual drug candidates discovered.

NEURAL THREAD PROTEIN BASED DRUGS

Nymox also developed a unique drug screening system, based on the research that led to its AlzheimAlert(TM) test, to identify other potential drug candidates for the treatment of Alzheimer's disease. There is a substantial body of evidence showing that NTP may play a key role in Alzheimer's disease. The most recent study was published in the Journal of Neuropathology and Experimental Neurology (60: 195-207) by Dr. Suzanne de la Monte and Dr. Jack Wands of Brown University. In the experiment, Dr. de la Monte and Dr. Wands implanted the gene that produces NTP in nerve cells derived from humans. They then caused the cells to turn on the implanted NTP gene and to begin to produce NTP in elevated quantities. This caused a marked increase in nerve cell death. Sophisticated analysis showed that the cells died in a programmed fashion similar to the way the nerve cells in brains of patients with Alzheimer's disease die. Extensive loss of brain cells and accompanying brain shrinkage is a key part of the Alzheimer's disease process. Nymox screened compounds for their ability to impede this process of premature cell death and thus potentially help slow or halt the loss of brain cells in the Alzheimer's disease brain. Nymox licensed this technology in 1997 from the Massachusetts General Hospital as part of a sponsored research and licensing agreement.

STATIN DRUGS AS A POSSIBLE PREVENTIVE TREATMENT FOR ALZHEIMER'S DISEASE

In November, 1999, Dr. Ben Wolozin of Loyola University Medical Center in Chicago reported at the annual meeting of the Society for Neuroscience his findings that some members of a class of anti-cholesterol drugs called statins may delay or prevent the onset of Alzheimer's disease. Dr. Wolozin licensed the commercial and patent rights to this discovery to Nymox. He and his fellow researchers subsequently published their findings in the Archives of Neurology (2000:1439-43).

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

In the last ten years there has been a growing recognition of the increasing problem of antibiotic-resistant infections and the need for truly novel antibacterial drugs. See, for example, the European Commission report dated May 28, 1999, "Opinion of the Scientific Steering Committee on Antimicrobial Resistance" and the report from the Interagency Task Force on Antimicrobial Resistance, co-chaired by the Centers for Disease Control and Prevention, the U.S. Food and Drug Administration and the National Institutes of Health, entitled A Public Health Action Plan to Combat Antimicrobial Resistance released on January 19, 2001.

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

There is a well-recognized need in the beef industry to address the problem of
E. coli contamination in meat processing and in livestock. E. coli contamination has triggered massive recalls of ground beef both in the U.S. and in Canada. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have led to such public health tragedies such as occurred in Walkerton, Ontario where seven people died and 2,300 became ill as a result of such contamination.

Nymox developed a potent new antibacterial agent, NXC-4720. Tests of NXC-4720 show it to be highly effective against all known substrains of E. coli 0157:H7, the bacteria implicated in these severe cases of food and drink contamination. Tests of NXC-4720 show that it destroys E. coli 0157 strains, including H7, efficiently, rapidly and at a very low dose. In 1999, we began further trials for this agent and are continuing trials with various collaborators, including the Faculty of Veterinary Medicine at the University of Montreal, the Department of Food Science at the University of Manitoba and BioPhage Inc. Nymox has patent rights to these and other antibacterial agents.

PROPERTY, PLANTS AND EQUIPMENT

Nymox and Serex laboratory facilities in Maywood, New Jersey comprise 4,687 square feet of leased space. That lease agreement expires February 28, 2005. Nymox office and research facilities in St. Laurent, Quebec, Canada comprise 6,923 square feet of leased space. The lease agreement expires on August 31, 2003. Nymox Pharmaceutical Corp. and its two US subsidiaries Nymox Corp. and Serex, Inc. own a full complement of equipment used in all aspects of their research and development work and the Nymox reference laboratory. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

GOVERNMENTAL REGULATION

Our AlzheimAlert(TM) test which we provide as a service through our clinical reference laboratory in Maywood, New Jersey is subject to extensive government regulation in the United States. Our clinical reference laboratory and its performance of the AlzheimAlert(TM) must be certified by the Health Care Financing Administration (HCFA) under the Clinical Laboratories Improvement Act of 1988 (CLIA), which establishes quality standards for the laboratory tests being performed to ensure the accuracy, reliability and timeliness of patient test results. In addition, some individual states such as New York State have their own requirements for the inspection and certification of reference laboratories which offer diagnostic services for patients within the state. Finally, the FDA has its own regulations governing in vitro diagnostic products, including analyte-specific reagents used in clinical reference laboratories. Any changes in our current certification status, HCFA or state law requirements or in the FDA regulations could have an impact on our ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We plan to seek FDA approval for the marketing, distribution and sale of our AlzheimAlert(TM) test, outside of the clinical reference laboratory setting in the United States. Such approval for this type of commercial development is necessary for all in vitro diagnostic devices like our AlzheimAlert(TM) test.

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

     iv)   postmarketing record and reporting obligations; and

     v)    good manufacturing practices.

The requirements for a premarket approval application are analogous to those for the approval of a new drug and include four categories of information: indications for use, device description and manufacturing methods, alternative practices and procedures for the diagnosis of the disease and clinical and nonclinical studies. The requirements for a 510(k) application are generally less onerous but still include indications for use, safety and effectiveness data as well as manufacturing and quality assurance data and information. There can be no assurance that the AlzheimAlert(TM) test or any other medical device that we may develop in the future will obtain the necessary approvals within a specified time framework, if ever. In addition, the FDA may impose certain postmarketing requirements that may significantly increase the regulatory costs associated with our product. The FDA has recourse to a wide range of administrative sanctions and civil and criminal penalties in order to enforce the applicable laws, rules and regulations.

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

Our AlzheimAlert(TM) test, and any of the new diagnostic and therapeutic products and services that we may develop, will be subject to coverage determinations by health care providers and payers. Federal and state regulations and law and internal coverage policies of health care organizations affect our ability to obtain payments for our products and services. The Medicare program will not pay for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, HCFA interpreted this provision in order to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. HCFA recently revised both its national coverage policies and procedures in general and specifically its coverage of diagnostic laboratory tests and constituted a Medicare Coverage Advisory Committee to provide advice on the effectiveness and appropriateness of medical items and services that are eligible for coverage under Medicare. It is unknown how these changes will affect our ability to obtain Medicare coverage for its products and services. However, an adverse national coverage decision with respect to one of our products or services will make it impossible to receive reimbursement from Medicare for that product and more difficult to convince private health care organizations to provide coverage for it. Even if we receive a favorable coverage decision for one of our products or services, there is no guarantee that the level of reimbursement for it will be close to our retail price for it or commensurate with the costs of developing and marketing it.

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

Nymox has patents issued and allowed and patent applications pending in the United States and selected countries including Canada, most European countries, Australia and Japan. These patents and patent application cover much of our current product development and technologies, including:

     -   new drug candidates for the treatment of Alzheimer's disease;

     - proprietary screening technologies for finding therapeutic drugs for Alzheimer's disease. These screening technologies consist of biological systems and defined conditions used to determine if a drug candidate possesses a useful action that can predict its potential for use in humans or animals. For example, Nymox patented screening methods that show whether a potential drug can inhibit or arrest some of the pathological changes of Alzheimer's disease. As a second example, Nymox patented screening methods that show whether a potential drug can modify in a useful way the amounts of chemical markers of Alzheimer's disease in a subject. While no proven therapeutic drugs for AD have yet been found using these screening technologies, they are a useful component to our drug development program. (See "Development of Therapeutic Products for Alzheimer's Disease" above.)

     - unique proteins which are related to Alzheimer's disease and which may, after further research and clinical trials, prove useful in either diagnostic or therapeutic applications;

     -   promising diagnostic markers for Alzheimer's disease;

     -   new diagnostic assay methods;

     - methods of treating meat and other food products for E. coli contamination; and

     -   anti-infective agents.

Nymox has nine patents in the United States and a corresponding larger number of patents worldwide relating to the inventions and discoveries in those patents.

Nymox also has an exclusive license to a family of patents from the Massachusetts General Hospital covering rights to the NTP diagnostic and therapeutic products, including AlzheimAlert(TM). Under this license, the Massachusetts General Hospital is entitled to royalties of 4% from worldwide sales of the AlzheimAlert(TM) test. The earliest of these patents expires in the year 2013. Nymox also has a similar research and license agreement with Rhode Island Hospital, where the principal researchers, Dr. Suzanne de la Monte and Dr. Jack Wands, now conduct their research into NTP, the brain protein detected by our AlzheimAlert(TM) test, covering new developments and discoveries in this area not otherwise covered by the Massachusetts General Hospital agreement.

Nymox's affiliate, Serex, Inc., in which it recently acquired a controlling interest, also actively pursues a policy of seeking patent protection for its patentable technologies and discoveries in the United States and in selected other countries including some European countries, Canada, Australia and Japan. Its patents issued and allowed and patent applications pending cover such areas of its technologies and discoveries as:

     - its particle valence technology which can detect very small amounts of biochemical indicators for diseases, conditions and drug use in body fluids such as blood, urine and saliva.

     - a test that can detect biochemical indicators of cholesterol in human saliva and therefore provide a method of determining and monitoring cholesterol levels; and

     - an antibody, which, used in Serex's proprietary technology, can detect one of the biochemical indicators for the loss of bone matter, which is a sign of osteoporosis, the most common bone disease in man.

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

In the fields of diagnostic methods and diagnostic tests for common human diseases and conditions, where Serex has many of its patents, there are many patents issued covering many areas of diagnostic methods, tests and technologies. We believe that these patents issued to date to other companies will not preclude Serex from developing and marketing its products but you should be aware that it is often difficult to determine the nature, breadth and validity of competing patent claims in these fields, that there has been significant litigation in some of these areas (not involving Serex) and that, if and when Serex's products become more commercially successful, Serex's products or patents may become the subject matter of litigation. If Serex were to need licenses from third parties there can be no assurance that it could obtain such license on commercially reasonable terms, if at all.

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

In the field of Alzheimer's disease diagnosis, our AlzheimAlert(TM) test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

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

     - NeuroLogic, Inc., which announced in September, 1999 that it acquired an exclusive world-wide license to a cellular test for Alzheimer's disease.

     - Axonyx Inc., which announced in July, 2000 findings that two enzymes to which it had acquired world-wide exclusive rights, butrylcholinesterase and acetylcholinesterase, were elevated in the cerebrospinal fluid of patients with Alzheimer's disease.

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

MARKETING

We currently market our AlzheimAlert(TM) test as a clinical reference laboratory service primarily in the United States. We are also marketing the Serex NicAlert(TM) test, which can determine whether a person is using tobacco products, in the United States through our own marketing arm and through a distribution agreement with Jant Pharmacal Corporation and in Japan with Mizuho Medy Co. Ltd. of Japan. We have not started to commercially market or distribute any of our other products under development and most of them will require regulatory approval in each country before being marketed there.

At present, we have a network of over 40 independent medical representatives and do most of our marketing ourselves. To increase our marketing, distribution and sales capabilities both in the United States and around the world, we will need to enter into licensing arrangements, contract sales agreements and co-marketing deals. We cannot assure you that we will be able to enter into agreements with other companies on terms acceptable to us, that any licensing arrangement will generate any revenue for the company or that the costs of engaging and retaining the services of a contract sales organization will not exceed the revenues generated.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

We are a development stage biopharmaceutical company that specializes in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer's disease.

We have begun to market the AlzheimAlert(TM) test, which we provide in our clinical reference laboratory, that is an aid to the diagnosis of Alzheimer's disease.

We also have under development therapeutic agents for the treatment of Alzheimer's disease and of certain antibiotic-resistant infections as well as antibacterial agents for E. coli contamination of food and drink products.

We also recently acquired a majority interest in Serex, Inc., a New Jersey company specializing in diagnostic products.

AlzheimAlert(TM) is an improved version of our AD7C(TM) test, from which we began generating revenue from sales in 1997.

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

     - December 1998, 135,000 common shares and January 1999, 55,000 common shares at CAN$8.50 (US$5.88) per share, for total proceeds of CAN$1,615,000 (US$1,118,963). A total of 95,000 warrants were issued as well, exercisable at the price of CAN$10.00 (US$6.93) per share. These warrants have since expired;

     - September 1999, 122,000 common shares at CAN$5.00 (US$3.46) per share, for total proceeds of CAN$610,000 (US$422,642).

     - March 2000, 821,637 common shares at an average price of $4.87 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004.

     - March, 2001, 200,000 common shares at $2.06 per share, for total proceeds of $412,000. A total of 100,000 warrants were issued as well, exercisable at a price of $2.06. These warrants expire on March 6, 2003.

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

As of March 31, 2001, the following drawings have been made under this Share Purchase Agreement, for total proceeds of $1,327,273:

     - August 16, 2000, 152,616 common shares at a volume weighted average price of US$3.2924 per share;

     - October 12, 2000, 137,889 common shares at a volume weighted average price of US$3.6261 per share; and

     - February 7, 2001, 161,696 common shares at a volume weighted average price of US$2.0240 per share.

Also, the Company has received a total proceeds of $335,025.00 (CAN$483,925) from the exercise of 148,900 options at a price of $2.25 (CAN$3,25) since 1995.

Pursuant to the share purchase agreement entered into to acquire a controlling interest of Serex, Inc., a total of 256,675 additional shares and 157,952 warrants were issued in exchange for the shares of Serex (see Note 5 "Business Acquisition" in the financial statements).

In total, Nymox has raised over $23 million, since its incorporation in May
1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $15,098 per month in 2001 and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2001. Total commitments beyond 2001 are summarized in note 7 to the consolidated financial statements.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Overview

Since inception, the Company has focused its activities on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Company has incurred losses since inception of operations. Future profitability will depend on the Company's ability to generate revenues from the sale of products and the licensing of technology sufficient to offset the expenditures required to further the Company's research and development program and ongoing operations. See Item 4 for a description of the projects in the Company pipeline.

Effective January 1, 2000, the Company adopted the US dollar as its measurement currency. See note 2(a) to the consolidated financial statements. All amounts presented are in US dollars.

During the year, the Company acquired a majority interest in Serex, Inc. for a consideration comprising common shares, warrants and options having a value of approximately $1.3 million. See note 5 to the consolidated financial statements.

Revenue

Revenues from sales amounted to $157,688 for the year ended December 31, 2000, compared with $153,252 for the year ended December 31, 1999. Sales for fiscal 2000 include the revenues from sales of the diagnostic test AlzheimAlert(TM) and its predecessor AD7C(TM), the price for which was reduced in 2000, and of the NicAlert(TM) test, since the date of acquisition of Serex. Interest revenue was $68,179 in 2000 compared to $36,951 in 1999, derived from interest earned on the Company's cash balances.

Expenses

Research and development expenditures were $2,084,232 for the year ended December 31, 2000, compared with $1,137,122 for the year ended December 31, 1999, reflecting increased expenditures in the development of the products in the Company's existing pipeline, as well as development of the potential products acquired with the acquisition of Serex Inc. In 2000, research tax credits amounted to $10,457 compared to $4,181 in 1999.

Management restructured its marketing activities resulting in a decrease in expenditures to $363,142 for the year ended December 31, 2000 compared to $942,205 for the year ended December 31, 1999.

General and administrative expenses amounted to $1,335,500 for the year ended December 31, 2000, compared with $1,229,894 in the year ended December 31, 1999. The increase was principally due to the acquisition of Serex Inc. in 2000.

Net losses for the period ended December 31, 2000 were $4,023,979, or $0.19 per share, compared to $3,314,296, or $0.17 per share, for the same period in 1999. The weighted average number of common shares outstanding for the period ending December 31, 2000 were 20,890,735 compared to 19,886,430 for the same period in 1999.

Liquidity And Capital Resources

As of December 31, 2000, cash totaled $565,711. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. In 2000, two drawings were made under this Share Purchase Agreement, for total proceeds of $1,000,000. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of US$3.2924 per share and on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of US$3.6261 per share. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that the cash available under this Share Purchase Agreement, along with the revenues generated by sales, will be sufficient to finance its operations through 2001.

The Company invested $381,565 in additional capital assets in the year ended December 31, 2000, consisting mostly of patent costs, compared to $164,783 in the same period in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenue

Revenues on service fees for the AD7C(TM) test amounted to $153,252 for the year ended December 31, 1999, compared with $104,804 for the year ended December 31, 1998. All of the service fee revenue was derived from our AD7C(TM) urine test service offered in our clinical reference laboratory. Interest revenue was $36,951 in 1998 compared to $168,761 in 1997, derived from interest earned on the cash and short-term investments received from the private placements referred to previously.

Expenses

Research and development activities were reorganized resulting in a decrease in expenditures to $1,137,122 for the year ended December 31, 1999, compared with $2,091,745 for the year ended December 31, 1998. In 1999, research tax credits amounted to $4,181 compared to $4,003 in 1997.

Management restructured its marketing activities resulting in a decrease in expenditures to $942,205 for the year ended December 31, 1999 compared to $2,245,023 for the year ended December 31, 1998.

General and administrative expenses amounted to $1,229,894 for the year ended December 31, 1999, compared with $550,269 in the year ended December 31, 1998. This rise is attributable to an increase in professional fees and in administrative personnel.

Net losses for the period ended December 31, 1999 were $3,314,296, or $0.17 per share, compared to $4,783,213, or $0.25 per share, for the same period in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue

Revenues on service fees for the AD7C(TM) test amounted to $104,804 for the year ended December 31, 1998, compared with $17,033 for the year ended December 31, 1997. More than half of these revenues were generated in the last two months of 1998 when we launched the urinary version of our AD7C(TM) urine test service through our reference laboratory service. Interest revenue increased to $168,761 in 1998 compared to $53,022 in 1997, derived from interest earned on the cash and short-term investments received from the private placements referred to previously.

Expenses

Research and development expenditures amounted to $2,091,745 for the year ended December 31, 1998, compared with $1,775,340 for the year ended December 31, 1997. The increase is principally attributable to increased expenditures on reagents and clinical studies related to R&D in therapeutics and anti-infectives at the U.S. laboratory during the year. In 1998, research tax credits amounted to $4,003 compared to $103,928 in 1997. The reduction in tax credits is attributable to the transfer of research and development to the United States.

Marketing expenses amounted to $2,245,023 for the year ended December 31, 1998 compared to $1,334,202 for the year ended December 31, 1997. A major marketing effort in 1998 accounted for the increased expenditures; the effort focused specifically on mass mailings, publicity and presentations at conferences.

General and administrative expenses amounted to $620,939 for the year ended December 31, 1998, compared with $408,456 in the year ended December 31, 1997. The increase is attributable to increases in professional fees and increased costs related to shareholder relations. Increases in both areas result from first time contracts in 1998 with shareholder relations and public relations firms.

Net losses for the period ended December 31, 1998 were $4,783,213, or $0.25 per share, compared to $3,463,905, or $0.19 per share, for the same period in 1997.

INFLATION

We do not believe that inflation has had a significant impact on the results of our operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Senator W. David Angus, QC, 63, Chairman and Director since May 13, 1999, is an honours graduate of Princeton University (AB '59) and McGill University (BCL '62). He is a member of the Senate of Canada, serving on the Standing Committee on Banking, Trade and Commerce. He is also a senior partner at the Montreal office of Stikeman, Elliott, Canada's global law firm, and a director of several other Canadian corporations and charitable organizations, including Air Canada, AON Reed Stenhouse, Systech Retail Systems Inc., 3D Visit Inc., Eastern Canada Towing Ltd. and the McGill University Health Center.

Dr. Paul Averback, M.D., D.A.B.P., 50, President and Director since September 1995, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox's predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Dr. Hans Black, MD, 47, Director since May 13, 1999, has a doctorate in medicine from McGill University, and is Chairman and Chief Investment Officer of Interinvest Consulting Corporation, a Montreal-based global money management firm with offices in Toronto and Boston and affiliates in Bermuda and Zurich. Dr. Black appears regularly on the PBS network show,

Nightly Business Report, and has been a guest lecturer at Harvard, Temple and McGill Universities.

Michael R. Sonnenreich, 62, Director since April 18, 2000, is a graduate of Harvard University Law School, and is currently Chairman and CEO of Kikaku America International, Senior Partner of Sonnenreich, Roccograndi & Woo P.C., President and CEO of Glocal Communications Corp. Ltd. of London, Vice Chairman of PharMa International Corporation of Tokyo, Director of Asset Advisory Services of Zurich, Member of the Board of Advisors of John Hopkins University School of Advanced International Studies and Member of the Board of Overseers of Tufts University Medical School. Mr. Sonnenreich has in the past been a Board Member or a Trustee of numerous important companies and universities, and has long-term involvements with many non-profit institutions, and served as President of the National Coordinating Council on Drug Education.

Professor Walter P. von Wartburg, 61, Director since April 18, 2000, is a partner in the private law practice of Law & Life Sciences in Basel, Switzerland, specialized in biotech and drug regulatory affairs. He is a graduate of the Universities of Basel, Paris, Princeton, Stanford and Harvard Law School; Professor on public health policy at the Saint Gall Graduate School of Economics, Business and Public Administration, and was a Member of the Executive Committee of Novartis Inc. until 1999. He is author of various books and articles on drug abuse, pharmaceutical legislation, biotechnology, and on issues of management, communications and business administration. He is also Chairman or Board Member of numerous institutions.

Michael Munzar, M.D., 47, Medical Director since June 1, 1996, received an M.D. from the Faculty of Medicine, McGill University, in 1979. He practiced medicine for over 15 years in a variety of institutional and private practice settings. He has a diverse medical background that includes most aspects of medical care, including geriatrics and psychiatry. He also has extensive business experience with the establishment, operation and management of medical facilities.

Judith Fitzpatrick, Ph.D., Vice-President for Scientific Affairs, 53, received a Ph.D. in immunology from Mt. Sinai Medical School (City College of New York) in 1981, and from 1981 to 1984 was employed by Becton Dickinson as a Senior Scientist. She founded Serex, Inc. in 1984 and has extensive experience both in the scientific and commercial aspects of the development of diagnostic tests. From 1984 to the early 1990's, she developed and supervised the manufacture of laboratory tests for drugs and proteins of interest to the life insurance industry. Dr. Fitzpatrick is a co-inventor of Serex's patented diagnostic system.

Jack Gemmell, B.Sc.(Hons.), LL.B., 49, General Counsel and Chief Information Officer since July, 1998. Mr. Gemmell graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced primarily in the area of litigation for over 19 years before joining Nymox in July, 1998 and has substantial business experience with the management and operation of a legal practice.

Mr. Roy M. Wolvin, 46, Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

COMPENSATION

a) The table below provides compensation information for the fiscal year ended December 31, 2000 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table


                                                Fiscal Year ending                      Fiscal Year ending
                                                  Dec. 31, 2000                            Dec. 31, 1999
                                                ------------------                      ------------------

                                                                     Other Cash                          Other Cash
Name and Principal Position                     Salary              Compensation          Salary        Compensation
---------------------------                     ------              ------------          ------        ------------
Dr. Paul Averback                            CAN$137,500                                CAN$150,000
President and C.E.O.                          (US$91,697)                -              (US$103,925)         -

Mr. Roy Wolvin                                CAN$84,375                                 CAN$70,200
Secretary-Treasurer                           (US$56,269)                -               (US$48,640)         -

Mr. Jack Gemmell                             CAN$118,161                                CAN$120,000
General Counsel                               (US$78,801)                -               (US$83,143)         -

Dr. Judith Fitzpatrick
Vice President                                US$125,000              US$4,263                  N/A          -

Dr. Michael Munzar                           CAN$171,000                                CAN$174,000
Medical Director                             (US$114,038)                -              (US$120,557)         -

All directors and senior management          CAN$698,474                                CAN$514,200
as a group                                   (US$465,805)             US$4,263          (US$356,265)         -

Nymox does not have written employment contracts with any of the senior management named above except with Dr. Judith Fitzpatrick.

Directors of Nymox, with the exception of the President, are paid a fee of $1,000 for each board meeting attendance and are reimbursed for expenses incurred in connection with their office.

The Company does not have any pension plans or other type of plans providing retirement or similar benefits for senior management.

BOARD PRACTICES

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

Nymox does not have written contracts with any of the directors named above. The Company does not have any pension plans or other type of plans providing retirement or similar benefits for directors, nor any benefits upon termination of service as a director.

Nymox's Audit Committee recommends to the Board of Directors the firm to be appointed each year as independent auditors of the company's financial statements and to perform services related to the completion of such audit and the compensation to be paid to the firm. The Audit Committee also has responsibility for:

     - reviewing the scope and results of the audit with the independent auditors;

     - reviewing with management and the independent auditors the company's interim and year-end financial condition and results of operations;

     - considering the adequacy of the internal accounting, bookkeeping and control procedures of the company; and

     - reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence.

The Audit Committee also reviews at least once each year the terms of all material transactions and arrangements between the company and its affiliates. The Chairman of the Audit Committee is Hans Black, M.D. and the other members are Michael Sonnenreich, Walter von Wartburg and Paul Averback, M.D. The Chairman of the Board of Directors, Senator W. David Angus, Q.C., is also by virtue of his office a member of the Audit Committee.

Nymox's Human Resources and Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for directors, executive officers and key employees of the company. The Committee is also responsible for the administration and award of options to purchase shares pursuant to the company's option and share purchase plans. The Chairman of the Human Resources and Compensation Committee is Paul Averback, M.D. and the other member is Professor Walter von Wartburg. The Chairman of the Board of Directors, Senator W. David Angus, Q.C., is also by virtue of his office a member of this Committee.

EMPLOYEES

                                              2000           1999          1998
Average Number of Employees by              -------        -------       -------
Sector and Geographic Location              US  CAN        US  CAN       US  CAN
------------------------------              --  ---        --  ---       --  ---
Research & Development                       9    8        10    6       12    4

Administration & Marketing                   2    3         9    4        8    4
                                            --   --        --   --       --   --
Total                                       11   11        19   10       20    8
                                            ==   ==        ==   ==       ==   ==

SHARE OWNERSHIP

As at March 31, 2001, the numbers of common shares owned and options granted to directors and senior officers of the Corporation were as follows:

                                         COMMON SHARES         OPTIONS          OPTIONS                                  EXPIRY DATE
NAME                                         OWNED              VESTED         NOT VESTED         EXERCISE PRICE            M/D/Y
----                                     -------------         -------         ----------         --------------         -----------
Paul Averback, M.D.                       12,646,895

W. David Angus, Q.C.                          25,000
                                                                60,000                                  $3.12             05/13/09
                                                                                                      (C$4.50)
                                                                10,000                                  $6.93             05/13/09
                                                                                                     (C$10.00)
                                                                                 30,000                 $6.93             05/13/09
                                                                                                     (C$10.00)

Hans Black, M.D.                              10,000            25,000                                  $3.12             05/13/09
                                                                                                      (C$4.50)
                                                                25,000                                  $3.875            05/01/10
                                                                                 50,000                 $6.93             05/01/10
                                                                                                     (C$10.00)
                                                                10,000                                  $4.70             06/15/10

Michael Sonnenreich                           30,000           100,000                                  $3.875            05/01/10

Walter Von Wartburg                           32,000           100,000                                  $3.875            05/01/10

Roy Wolvin                                     5,000            10,000                                  $2.25             01/17/06
                                                                                                      (C$3.25)
                                                                10,000                                  $9.53             01/17/06
                                                                                                     (C$13.75)
                                                                10,000                                  $6.79             01/17/06
                                                                                                      (C$9.80)
                                                                20,000                                  $6.93             01/17/06
                                                                                                     (C$10.00)
                                                                20,000                                  $3.12             05/13/09
                                                                                                      (C$4.50)

Michael Munzar                                31,325            50,000                                  $7.97             04/30/06
                                                                                                     (C$11.50)
                                                                 5,000                                  $6.24             10/31/07
                                                                                                      (C$9.00)
                                                                30,000                                  $6.93             10/31/07
                                                                                                     (C$10.00)
                                                                                 10,000                 $6.93             10/31/07
                                                                                                     (C$10.00)
                                                                20,000                                  $3.12             05/13/09
                                                                                                      (C$4.50)
                                                                50,000                                  $3.90             08/25/10

Jack Gemmell                                  10,000            50,000                                  $6.93             01/22/09
                                                                                                     (C$10.00)
                                                                25,000                                  $3.875            05/01/10

Judith Fitzpatrick                           187,951            10,000           30,000                 $3.70             01/08/10

LEGAL PROCEEDINGS

Amro International, S.A., a Panamanian company, has served Nymox Pharmaceutical Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice (Court File No. 00-CV-201587), claiming to be entitled to the issuance of 388,797 shares in accordance with repricing provisions contained in the March, 2000 agreement between Amro and Nymox and to damages for lost opportunity to sell these shares. Nymox believes that Amro's interpretation of the repricing provisions in the March, 2000 agreement is incorrect. Nymox has filed a statement of defense and intends to defend the action vigorously and to consider its other options with respect to this matter.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets out as of March 31, 2001 the number of common shares owned by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group. Dr. Averback is the only person known to Nymox to own more than 5% of the common shares.


Name of Shareholder                        Number of Common Shares     Percent of Class of
                                           owned by Shareholder        Common Shares
                                           -----------------------     -------------------

Dr. Paul Averback                                 12,646,895                   58.2%

All directors and officers as a group             12,978,171                   59.7%


In addition, as of March 31, 2001, Dr. Averback's wife owned 848,172 common shares (3.9%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.3%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Nymox does not know of any other shareholder who beneficially owns more than 5% of Nymox's shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of March 31, 2001, total shares outstanding were 21,739,317. There were 909 holders of record of the common shares and 4,363 beneficial shareholders in total. Of these, 123 were holders of record of the common shares and 2,531 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 3,256,666 shares, representing 15.1% of the outstanding shares of common stock.

RELATED PARTY TRANSACTIONS

Not applicable

ITEM 8. FINANCIAL INFORMATION


                      Consolidated Financial Statements of


                              NYMOX PHARMACEUTICAL
                                  CORPORATION


                  Years ended December 31, 2000, 1999 and 1998

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2000 and 1999 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2000 and shareholders' equity as at December 31, 2000, 1999 and 1998 to the extent summarized in note 10 to the consolidated financial statements.




/s/ KPMG, LLP
Chartered Accountants


Montreal, Canada
February 22, 2001

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

Years ended December 31, 2000, 1999 and 1998


FINANCIAL STATEMENTS

     Consolidated Balance Sheets............................................  40

     Consolidated Statements of Earnings....................................  41

     Consolidated Statements of Deficit.....................................  42

     Consolidated Statements of Cash Flows..................................  43

     Notes to Consolidated Financial Statements.............................  44



NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2000 and 1999
(in US dollars)

                                                         2000               1999
                                                 ------------       ------------
Assets
Current assets:
     Cash                                        $    565,711       $    449,363
     Accounts and other receivables                   101,517             43,001
     Research tax credits receivable                   10,457              3,180
     Notes receivable (note 3)                         -                 181,280
     Inventory                                          4,325             -
     Prepaid expenses                                  67,500            100,000
                                                 ------------       ------------
                                                      749,510            776,824
Capital assets (note 4)                             3,546,616          1,168,316
Deferred share issuance costs (note 6 (c))            222,512            195,351
                                                 ------------       ------------
                                                 $  4,518,638       $  2,140,491
                                                 ============       ============
Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable and accrued liabilities    $    323,774       $    486,916
     Note payable                                      -                 346,428
                                                 ------------       ------------
                                                      323,774            833,344
Non-controlling interest (note 5)                     933,922             -

Shareholders' equity:
     Share capital (note 6)                        23,243,941         16,912,963
     Deficit                                      (19,982,999)       (15,605,816)
                                                 ------------       ------------
                                                    3,260,942          1,307,147
Commitments and contingency (note 7)
Subsequent event (note 12)
                                                 ------------       ------------
                                                 $  4,518,638       $  2,140,491
                                                 ============       ============

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD, Director

/s/ Hans Black, MD, Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


                                                 2000             1999              1998
                                          -----------      -----------       -----------
Revenues:

     Sales                                $   157,688      $   153,252       $   104,804
     Interest                                  68,179           36,951           168,761
                                          -----------      -----------       -----------
                                              225,867          190,203           273,565

Expenses:
     Research and development               2,084,232        1,137,122         2,091,745
     Less research tax credits                (10,457)          (4,181)           (4,003)
                                          -----------      -----------       -----------
                                            2,073,775        1,132,941         2,087,742
     Marketing                                363,142          942,205         2,245,023
     General and administrative             1,335,500        1,229,894           550,269
     Cost of sales                             87,450          103,340            70,670
     Depreciation and amortization            375,810          136,947            93,917
     Interest and bank charges                 14,169            5,856             9,157
                                          -----------      -----------       -----------
                                            4,249,846        3,551,183         5,056,778
Gain on disposal of capital assets              -              (46,684)            -
                                          -----------      -----------       -----------
                                            4,249,846        3,504,449         5,056,778
                                          -----------      -----------       -----------
Net loss                                  $(4,023,979)     $(3,314,296)      $(4,783,213)
                                          ===========      ===========       ===========
Loss per share                            $     (0.19)     $     (0.17)      $     (0.25)
                                          ===========      ===========       ===========
Weighted average number of common shares   20,890,735       19,886,430        19,304,435
                                          ===========      ===========       ===========


See accompanying notes to consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


                                        2000            1999            1998
                                ------------    ------------    ------------
Deficit, beginning of year      $(15,605,816)   $(12,256,479)   $ (7,415,759)

Net loss                          (4,023,979)     (3,314,296)     (4,783,213)

Share issue costs                   (353,204)        (35,041)        (57,507)
                                ------------    ------------    ------------
Deficit, end of year            $(19,982,999)   $(15,605,816)   $(12,256,479)
                                ============    ============    ============

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

                                                                2000              1999              1998
                                                         -----------       -----------       -----------

Cash flows from operating activities:
     Net loss                                           $(4,023,979)       $(3,314,296)      $(4,783,213)
     Adjustments for:
         Depreciation and amortization                      375,810            136,947            93,917
         Gain on disposal of capital assets                      -             (46,684)               -
         Foreign exchange                                        -             (13,453)           (4,858)
         Write-off of note receivable                       108,280                 -                 -
     Change in operating assets and liabilities:
         Accounts and other receivables                      16,730             36,316           (59,464)
         Interest receivable                                     -              31,928           (29,018)
         Receivable from a financial institution                 -             441,696          (441,696)
         Research tax credits receivable                     (7,277)               824             99,925
         Inventory                                           (4,325)                -                  -
         Prepaid expenses                                    56,000           (102,945)                -
         Accounts payable and accrued liabilities          (380,511)           188,872             93,129
                                                         -----------       -----------        -----------
                                                          (3,859,272)       (2,640,795)        (5,031,278)
Cash flows from financing activities:
     Proceeds from issuance of share capital               5,010,981           969,253          5,996,622
     Proceeds from notes payable                             201,993           346,428                 -
     Repayment of notes payable                             (548,421)               -                  -
     Share issue costs                                      (380,365)         (230,392)           (57,507)
                                                         -----------       -----------        -----------
                                                           4,284,188         1,085,289          5,939,115

Cash flows from investing activities:
     Additions to capital assets                            (381,568)         (164,783)          (390,125)
     Proceeds from disposal of capital assets                     -            185,896                 -
     Proceeds from collection of
       notes receivable                                       73,000                -            (151,040)
     Net proceeds on maturity of (purchases of)
       short-term investments                                     -          1,464,635           (231,290)
                                                         -----------       -----------        -----------
                                                            (308,568)        1,485,748           (772,455)

Effect of foreign exchange rate changes on cash                   -             24,215              8,066
                                                         -----------       -----------        -----------
Net increase (decrease) in cash                              116,348           (45,543)           143,448

Cash, beginning of year                                      449,363           494,906            351,458
                                                         -----------       -----------        -----------
Cash, end of year                                        $   565,711       $   449,363        $   494,906
                                                         ===========       ===========        ===========

Supplemental disclosure to statements of cash flows:
     (a) Interest paid                                   $    14,169        $    5,856        $     9,157
     (b) Non-cash transactions:
              Acquisition of Serex Inc. by issuance
                of common shares and other securities      1,319,997                -                  -
              Amortization of deferred share
                issue costs                                   20,220                -                  -

                                                         ===========       ===========        ===========

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

1.   ORGANIZATION AND BUSINESS ACTIVITIES:

     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlert(TM), a urinary test that aids physicians in the diagnosis of Alzheimer's disease, and is developing treatments aimed at the causes of Alzheimer's disease. The Corporation also markets NicAlert(TM), a test that uses urine or saliva to detect use of tobacco products. The Corporation is developing a new class of antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E-coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products. Under development at its subsidiary, Serex, Inc., are a potential saliva-based cholesterol test and a potential test for osteoporosis.

     Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. Cumulative disclosure of selected financial information is presented in note 10 (c). The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and settlement of its liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. (See notes 6 (c) and 12).

     The Corporation is listed on the NASDAQ Stock Market.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Consolidation and change in measurement currency:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

          Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders' equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 10.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (a)  Consolidation and change in measurement currency (continued):

          Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, the consolidated financial statements for the comparative figures as at and for the years ended December 31, 1999 and 1998 have been presented in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

     (b)  Inventory:

          Inventory consists of finished goods and are carried at the lower of cost and net realizable value. The cost of finished goods is determined using the full cost accounting method.

     (c)  Capital assets:

          Capital assets are recorded at cost. Depreciation and amortization are provided using the following methods and annual rates:



          Asset                                        Method             Rate
          -----                                        ------             ----
         Computer equipment                         Straight-line          20%
         Laboratory equipment                       Straight-line          20%
         Office equipment and fixtures              Straight-line          20%
         Intellectual property rights               Straight-line          10%


          The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the successful commercialization of the related products. Accordingly, patents are being amortized using the straight-line method commencing in the year of commercial production of the developed products. The capitalized amount is being amortized over the remaining years of the initial life of the patent of approximately 20 years.

          Management reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified.

     (d)  Revenue recognition:

          Revenue from service fees is recognized when the service is performed.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e)  Research and development expenditures:

          Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

     (f)  Foreign exchange:

          The Corporation's measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

     (g)  Stock-based compensation plan:

          No compensation expense is recognized under the Corporation's stock-based compensation plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

     (h)  Income taxes:

          In 2000, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for income taxes. The CICA's new standard adopts the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h)  Income taxes (continued):

          Prior to adoption of this new accounting standard, income tax expense was determined using the deferral method. Under this method, deferred income tax expense was determined based on "timing differences" (differences between the accounting and tax treatment of items of expense or income), and were measured using the tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recognized unless there was virtual certainty that they would be realized.

          The Company has adopted the new income tax accounting standard and has applied the provisions of the standard retroactively to January 1, 1998. The adoption of the new standard did not affect current or previously reported earnings.

     (i)  Use of estimates:

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

     (j)  Loss per share:

          The loss per share amounts have been calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been disclosed because the effect of common shares issuable upon the exercise of options and warrants would be anti-dilutive.

3.   NOTES RECEIVABLE:


                                                                                        2000                 1999
                                                                                       -----                -----
     Note receivable, unsecured, non-interest bearing, payable on demand         $     -              $    38,800

     Note receivable, unsecured, bearing interest at 9% per annum beginning
       February 1, 1999, payable on demand, denominated in US dollars                  -                  142,480
                                                                                 -----------          -----------
                                                                                 $     -              $   181,280
                                                                                 ===========          ===========


                                       47

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


3.   NOTES RECEIVABLE (CONTINUED):

     The notes were receivable from a former director and senior executive who is no longer associated with the Company. In 1999, Nymox Corporation, the Corporation's subsidiary, commenced an action against the former director for repayment of the two promissory notes and on August 5, 1999, the court granted Nymox Corporation's motion for summary judgment. During 2000, all actions were settled between the parties and the Corporation received approximately $73,000 as full settlement for the notes receivable. The difference of $108,280 was expensed in 2000.

4.   CAPITAL ASSETS:

                                                         2000
                                       ----------------------------------------

                                                     Accumulated       Net book
                                             Cost   depreciation          value
                                       ----------   ------------     ----------
     Computer equipment                $   73,049       $ 33,611     $   39,438
     Laboratory equipment                 613,219        401,389        211,830
     Office equipment and fixtures         88,949         71,538         17,411
     Patents                            1,322,496        162,696      1,159,800
     Intellectual property rights       2,353,486        235,349      2,118,137
                                       ----------       --------     ----------
                                       $4,451,199       $904,583     $3,546,616
                                       ==========       ========     ==========

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
                                       ==========       ========     ==========


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

5.   BUSINESS ACQUISITION:

     The Corporation entered into a share purchase agreement to acquire a controlling interest in Serex, Inc. ("Serex"), a privately-held development stage corporation based in New Jersey. When the agreement closed on March 2, 2000, the Corporation acquired 72.3% of the issued and outstanding common stock of Serex in exchange for 187,951 common shares of the Corporation having a value of approximately $657,825, and a warrant to purchase 115,662 of the Corporation's common shares at a price of $3.70 per share exercisable on the following dates: (i) January 8, 2001 - 35,783 shares (ii) January 8, 2002 - 30,000 shares (iii) January 8, 2003 - 30,000 shares, (iv) January 8, 2004 - 19,879 shares. In connection with this acquisition, the Corporation also issued 40,000 options to the selling shareholder to purchase the Corporation's shares. The options are exercisable at a price of $3.70/share over a four-year period.

     On August 1, 2000, the Corporation acquired an additional 293,138 shares of Serex for a consideration consisting of 54,646 common shares of the Corporation having a value of $191,261 and warrants to purchase 33,627 of the Corporation's common shares at a price of $3.70 per share. On October 25, 2000, the Corporation acquired an additional 75,520 shares of Serex for a consideration of 14,078 common shares of the Corporation having a value of $49,273 and warrants to purchase 8,663 of the Corporation's common shares at a price of $3.70 per share. After the above transactions, the Corporation had approximately 97% of the outstanding shares of Serex.

     Details of the acquisition are as follows:

     Assets acquired:
         Current assets                                            $     98,746
         Capital assets                                                  19,056
         Current liabilities                                           (217,369)
         Non-controlling interest (i)                                  (933,922)
                                                                    -----------
                                                                     (1,033,489)

     Patents, technological platform and know-how acquired
       ("Intellectual property rights")                               2,353,486
                                                                    -----------
     Value of assets acquired                                       $ 1,319,997
                                                                    ===========

     Consideration:
         Common shares                                              $   898,359
         Warrants and options (ii)                                      421,638
                                                                    -----------
                                                                    $ 1,319,997
                                                                    ===========

                                       49

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

5.   BUSINESS ACQUISITION (CONTINUED):

     (i) Non-controlling interest includes redeemable, convertible preferred shares of Serex held by third parties in the amount of $800,000. Up to 50% of preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price. The preferred shares are convertible into common shares of Serex at a price of $3.946 per share.

     (ii) The Corporation determined that the warrants and options issued in connection with the acquisition of Serex had a value of $421,638, which was determined using the methodology described in note 10 (d)(2).

6.   SHARE CAPITAL:

                                                                              2000              1999
                                                                           -----------      -----------
    Authorized:
         An unlimited number of common shares

     Issued and outstanding:
         21,377,621 common shares (1999 - 20,003,804)                      $22,822,303       $16,912,963
         Warrants and options (see note 5 (ii))                                421,638                 -
                                                                           -----------       -----------
                                                                           $23,243,941       $16,912,963
                                                                           ===========       ===========

     (a) Changes in the Corporation's outstanding common shares are presented below:

                                                                             Shares            Dollars
                                                                           -----------      ------------

     Issued and outstanding, December 31, 1998                              19,727,904       $15,943,710

     Issue of common shares for cash (b)                                       177,000           746,553

     Issue of common shares pursuant to exercise
       of stock options (e)                                                     98,900           222,700
                                                                            ----------       -----------
     Balance, December 31, 1999                                             20,003,804        16,912,963

     Issue of common shares for cash (b) (c)                                 1,112,142         5,000,000

     Issue of common shares in connection
       with Serex acquisition                                                  256,675           898,359

     Issue of common shares pursuant to exercise
       of stock options (e)                                                      5,000            10,981
                                                                            ----------       -----------
     Balance, December 31, 2000                                             21,377,621       $22,822,303
                                                                            ==========       ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

6.   SHARE CAPITAL (CONTINUED):

     (b)  Private placements:

          In 2000, the Corporation completed a private placement for 821,637 common shares for received aggregate proceeds of $4,000,000. In 1999, the Corporation completed private placements for 177,000 common shares for total aggregate proceeds of $746,553. The share issue costs related to these private placements have been charged against the deficit. See note 7 (c).

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

          The Corporation may make up to 24 drawdowns to a maximum of $750,000/drawdown and $12,000,000 in total. There are certain conditions that must be satisfied before Jaspas is obligated to purchase the Corporation's common shares. In 2000, the Corporation issued 290,505 common shares and raised $1,000,000 under this facility. In 1999, no drawdown was made by the Corporation.

          The Corporation has also issued a warrant to Jaspas to purchase 200,000 common shares (see note 6 (d)).

          The gross fees related to this transaction amounted to $242,732 and have been accounted for as deferred share issuance costs and are being amortized over the thirty-month drawdown period. Amortization is calculated for each drawdown based on the percentage of the actual drawdown over the total facility. In 2000, the Corporation amortized $20,220 of deferred share issuance costs to the deficit.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

6.   SHARE CAPITAL (CONTINUED):

     (d)  Warrants:

          The Corporation has issued the following warrants to purchase common shares:



                         Exercise                                          Outstanding at
                        price per                   Exercised                December 31,
          Warrants          share      Issued         to date    Expired             2000               Expiry
          --------     ----------     -------       ---------    -------   --------------              -------
          Series E         $ 4.53    200,000 (i)         -          -             200,000    November 30, 2004
          Series F         $ 4.06    160,000 (ii)        -          -             160,000    November 30, 2004
          Series G         $ 3.70    115,662 (iii)       -          -             115,662      January 8, 2005
          Series H         $ 9.38     66,667 (iv)        -          -              66,667        March 6, 2004
          Series I         $ 7.81     26,667 (iv)        -          -              26,667        March 6, 2004
          Series J         $ 3.70     42,290 (iii)       -          -              42,290        July 31, 2005


          (i) Warrant issued to Jaspas in connection with the common stock purchase agreement referred to in note 6 (c). The warrant entitles Jaspas to purchase 100,000 common shares at an exercise price of US$4.5315. Jaspas may purchase a further 100,000 common shares at the same price only if the Corporation has not drawn down at least US$7,000,000 within eighteen months from the effective date of the agreement.

          (ii) Warrants issued to placement agents in connection with the common stock purchase agreement. The warrants are exercisable at a price of US$4.0625.

          (iii) Warrants issued in connection with the Serex acquisition (see note 5).

          (iv) Warrants issued in connection with 2000 private placement (see note 6 (b)).

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

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

6.   SHARE CAPITAL (CONTINUED):

     (e)  Stock options (continued):

          Changes in outstanding options were as follows for the last two fiscal periods:

                                                                                                     Weighted
                                                                                                      average
                                                                                                     exercise
                                                                                   Number               price
                                                                              -----------         -----------
         Balance, December 31, 1998                                             1,926,000         $      3.97

         Granted                                                                  351,500                3.72

         Exercised                                                                (98,900)               2.25

         Expired                                                                  (55,000)               6.63

         Cancelled                                                               (993,100)               2.30
                                                                              -----------         -----------
         Balance, December 31, 1999                                             1,130,500                4.76

         Granted                                                                  549,000                4.06

         Exercised                                                                 (5,000)               2.20

         Expired                                                                  (10,000)               4.26

         Cancelled                                                                (25,000)               3.12
                                                                              -----------         -----------
         Balance, December 31, 2000                                             1,639,500         $      4.54
                                                                              ===========         ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998

6.   SHARE CAPITAL (CONTINUED):

     (e) Stock options (continued):

         At December 31, 2000, options outstanding and exercisable were as follows:

         Options outstanding   Options exercisable     Exercise price per share       Expiry date
         -------------------   -------------------     ------------------------       -----------
               285,000               275,000                   $2.25                January 17, 2006
                20,000                20,000                   $9.53                January 17, 2006
                20,000                20,000                   $6.79                January 17, 2006
                40,000                40,000                   $6.93                January 17, 2006
               100,000               100,000                   $7.97                  April 30, 2006
                10,000                10,000                   11.60                 August 13, 2006
                50,000                10,000                   $6.24                 August 13, 2006
                30,000                30,000                   $6.93                 August 13, 2006
                25,000                25,000                   $6.24                October 31, 2007
                90,000                90,000                   $6.93                October 31, 2007
                 9,000                 9,000                   $6.41               December 19, 2007
               100,000               100,000                   $4.85                November 9, 2008
                50,000                50,000                   $6.93                January 22, 2009
               175,000               145,000                   $3.12                    May 13, 2009
                10,000                10,000                   $6.93                    May 13, 2009
                 3,500                 1,167                   $6.41                    May 13, 2009
                75,000                75,000                   $3.12                    June 1, 2009
                40,000                  -                      $3.70                 January 8, 2009
               308,500               268,500                   $3.87                     May 1, 2010
                50,000                  -                      $6.93                     May 1, 2010
                10,000                10,000                   $4.70                   June 15, 2010
                10,000                10,000                   $3.50                   July 13, 2010
                 2,000                 2,000                   $4.00                   July 13, 2010
                71,500                31,500                   $3.20                 August 14, 2010
                 5,000                  -                      $3.15                 August 16, 2010
                50,000                50,000                   $3.90                 August 25, 2010
             ---------             ---------
             1,639,500             1,382,167
             ---------             ---------

                                       54

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

7.   COMMITMENTS AND CONTINGENCY:

     (a)  Operating leases:

          Minimum lease payments under operating leases for the Corporation's premises for the next five years are as follows:

          2001                                                         $152,031
          2002                                                          134,394
          2003                                                          104,382
          2004                                                           93,740
          2005                                                           15,623
                                                                       --------
                                                                       $500,170
                                                                       ========

     (b)  Research funding agreement:

          The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $215,000 in the next two years as follows:


         2001                                                         $172,000
         2002                                                           43,000
                                                                      --------
                                                                      $215,000
                                                                      ========

          Under this agreement, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

     (c)  Contingency:

          A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in the March 2000 private placement agreement referred to in note 6 (b) and to damages for lost opportunity to sell these shares. The Corporation believes that the shareholder's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously.
                                       55

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


8.   INCOME TAXES:

     Details of the components of income taxes are as follows:

                                                                2000                 1999                 1998
                                                                ----                 ----                 ----
     Loss before income taxes:

          Canadian operations                            $(2,558,476)         $(2,631,662)         $(1,782,794)
          U.S. operations                                 (1,465,503)            (682,634)          (3,000,419)
                                                         -----------          -----------          -----------
                                                          (4,023,979)          (3,314,296)          (4,783,213)
     Basic income tax rate                                     38.0%                38.0%                38.0%
                                                         -----------          -----------          -----------
     Income tax recovery at statutory rates                1,529,000            1,260,000            1,817,000

     Adjustments in income taxes resulting from:
          Non-recognition of losses and other
            unclaimed deductions                          (1,529,000)          (1,260,000)          (1,817,000)
                                                         -----------          -----------          -----------
     Income taxes                                        $     -              $    -               $    -
                                                         ===========          ===========          ===========



     The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

                                                                                     2000                 1999
                                                                                     ----                 ----
     Non-capital losses                                                       $ 6,695,000          $ 4,918,000

     Scientific research and experimental development
       expenditures                                                               644,000              662,000

     Investment tax credits                                                       350,000              330,000

     Intellectual property rights                                                (805,000)                -

     Less valuation allowance                                                  (6,884,000)          (5,910,000)
                                                                              -----------          -----------
     Net future tax asset                                                     $     -              $      -
                                                                              ===========          ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

8.   INCOME TAXES (CONTINUED):

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Corporation is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. The related income tax benefit of these items will be recorded in earnings when realized. These expire as follows:

                                                     Federal          Provincial
                                                   ----------         ----------
     Non-capital losses:
          2001                                     $   40,000         $   40,000
          2002                                        637,000                 -
          2003                                      1,379,000            884,000
          2004                                        962,000            755,000
          2005                                      2,095,000          2,096,000
          2006                                      2,435,000          2,435,000
          2007                                      2,417,000          2,417,000

     Scientific research and development
       expenditures: (Indefinitely)                 1,312,000          2,943,000

     The Corporation also has investment tax credits available in the amount of approximately $350,000 to reduce future years' federal taxes payable. The benefit of these credits will be recorded when realized. These credits expire as follows:

      2005                                                            $   25,000
      2006                                                               184,000
      2007                                                                98,000
      2008                                                                 3,000
      2009                                                                 8,000
      2010                                                                32,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


8.   INCOME TAXES (CONTINUED):

     In addition, the Corporation's US subsidiaries have losses carried forward of approximately $6,840,000 which expire as follows:

     2011                         $  460,000
     2012                          1,730,000
     2018                          2,700,000
     2019                            950,000
     2020                          1,000,000

9.   FINANCIAL INSTRUMENTS:

     (a)  Foreign currency risk management:

          As indicated in note 2 (a), the Corporation has adopted the US dollar as its measurement currency effective January 1, 2000 because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures. Fluctuations in payments made for the payment of the Corporation's expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation's operating results.

     (b)  Fair value disclosure:

          The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


10.  CANADIAN/U.S. REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

                                                                    2000            1999            1998
                                                             -----------     -----------     -----------
          Net loss, Canadian GAAP                            $(4,023,979)    $(3,314,296)    $(4,783,213)

          Adjustments:
               Amortization of patents (i)                         9,361           9,142         (50,622)
               Stock-based compensation - options
                 granted to non-employees (ii)                  (257,690)       (198,815)       (274,088)
               Change in reporting currency (iii)                     -           94,803         128,361
                                                             -----------     -----------     -----------
          Net loss, U.S. GAAP                                $(4,272,308)    $(3,409,166)    $(4,979,562)
                                                             ===========     ===========     ===========
          Loss per share, U.S. GAAP                          $     (0.20)    $     (0.17)    $     (0.26)
                                                             ===========     ===========     ===========

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

                                                                    2000            1999            1998
                                                             -----------     -----------     -----------
          Shareholders' equity, Canadian GAAP              $   3,260,942     $ 1,307,147     $ 3,687,231

          Adjustments:
               Amortization of patents (i)                      (147,946)       (157,307)       (176,549)
               Stock-based compensation - options
                 granted to non-employees (ii):
                   Cumulative compensation expense            (1,205,543)       (947,853)       (792,788)
                   Additional paid-in capital                  1,258,106       1,000,416         749,038
               Change in reporting currency (iii)                (62,672)        (62,672)       (162,580)
                                                             -----------     -----------     -----------
                                                                (158,055)       (167,416)       (382,879)
                                                             -----------     -----------     -----------
          Shareholders' equity, U.S. GAAP                    $ 3,102,887     $ 1,139,731     $ 3,304,352
                                                             ===========     ===========     ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated shareholders' equity:

         (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, patents are amortized commencing in the year of commercial production of the developed products.

         (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 10 (d)
               (2). There are no comparable Canadian standards.

         (iii) Change in reporting currency:

               As explained in note 2 (a), the Company has adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 and 1998 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year and the statement of earnings at the average exchange rate for the respective year.

     (c)  Consolidated comprehensive income:

                                                                 2000             1999             1998
                                                           ----------      -----------      -----------

          Net loss, US GAAP                               $(4,272,308)     $(3,409,166)     $(4,979,562)

          Other comprehensive income (loss):
               Foreign currency translation
                 adjustment                                        -           111,518           (8,733)
                                                          -----------      -----------      -----------
          Comprehensive loss                              $(4,272,308)     $(3,297,648)     $(4,988,295)
                                                          ===========      ===========      ===========

          FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. Comprehensive income includes net earnings and certain foreign currency translation adjustments.

          The accumulated comprehensive loss only comprises foreign currency translation adjustments and is included in the amount of shareholders' equity presented for US GAAP purposes in note 10 (b).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (d) Other disclosures required by United States GAAP:

         (1)   Development stage company:

               The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following additional disclosures are provided:

                                                                               Cumulative           Cumulative
                                                                        since the date of    since the date of
                                                                             inception of         inception of
                                                                          the Corporation      the Corporation
                                                                          to December 31,      to December 31,
                                                                                     2000                 1999
                                                                        -----------------     ----------------
              Interest revenue                                               $    484,150         $    415,971

              Service fees                                                        432,776              275,088

              Gross research and development expenditures                       8,936,120            7,460,818

              Other expenses                                                   12,054,382            9,269,381

              Cash inflows (outflows):
                  Operating activities                                        (18,918,110)         (15,058,838)
                  Investing activities                                           (513,063)            (204,495)
                  Financing activities                                         21,437,303           17,153,115
                                                                             ============         ============

                                       61

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

               The statement of shareholders' equity since date of inception is presented below.

                                                                                Additional
                                                      Number of        Consi-      paid-in    Accumulated
                                                         shares      deration      capital        deficit           Total
                                                      ---------     ----------    ---------    -----------     -----------
               Year ended July 31, 1990:

                  Common shares issued                2,500,000     $  172,414   $   -        $     -         $   172,414
                  Net loss                                 -              -          -           (109,241)       (109,241)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1990              2,500,000        172,414       -           (109,241)         63,173

               Year ended July 31, 1991:
                  Net loss                                 -              -          -            (21,588)        (21,588)
                  Cumulative translation adjustment        -             1,499       -               (950)            549
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1991              2,500,000        173,913       -           (131,779)         42,134

               Year ended July 31, 1992:
                  Common shares issued                    9,375         31,468       -               -             31,468
                  Net loss                                 -              -          -            (45,555)        (45,555)
                  Cumulative translation adjustment        -            (6,086)      -              5,598            (488)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1992              2,509,375        199,295       -           (171,736)         27,559

               Year ended July 31, 1993:
                  Common shares issued                  201,250        159,944       -               -            159,944
                  Common shares cancelled              (500,000)         -           -               -               -
                  Net loss                                -              -           -            (38,894)        (38,894)
                  Cumulative translation adjustment       -            (13,994)      -             12,830          (1,164)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1993              2,210,625        345,245       -           (197,800)        147,445

               Year ended July 31, 1994:
                  Common shares issued                    2,500          7,233       -               -              7,233
                  Net loss                                -              -           -            (53,225)        (53,225)
                  Cumulative translation adjustment       -            (25,173)      -             15,808          (9,365)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1994              2,213,125        327,305       -           (235,217)         92,088

               Year ended July 31, 1995:
                  Common shares issued                   78,078        303,380       -               -            303,380
                  Net loss                                -              -           -           (285,910)       (285,910)
                  Cumulative translation adjustment       -              5,196       -             (7,221)         (2,025)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, July 31, 1995              2,291,203        635,881       -           (528,348)        107,533

               Period ended December 31, 1995:
                  Adjustment necessary to
                    increase the number of
                    common shares                    12,708,797          -           -               -              -
                                                      ---------     ----------   ---------    -----------     -----------
                  Adjusted number of
                    common shares                    15,000,000        635,881       -           (528,348)        107,533
                  Common shares issued                2,047,082      2,997,284       -               -          2,997,284
                  Net loss                                -              -           -         (1,194,226)     (1,194,226)
                  Share issue costs                       -           (153,810)      -               -           (153,810)
                  Cumulative translation adjustment       -              2,858       -             (6,328)         (3,470)
                                                      ---------     ----------   ---------    -----------     -----------
                  Balance, December 31, 1995
                    carried forward                  17,047,082      3,482,213       -         (1,728,902)      1,753,311

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (d) Other disclosures required by United States GAAP (continued):

         (1)  Development stage company (continued):

              The statement of shareholders' equity since date of inception is presented below (continued).


                                                                                   Additional
                                                      Number of        Consi-         paid-in      Accumulated
                                                         shares      deration         capital          deficit         Total
                                                      ---------      --------     -----------      -----------         -----
              Balance, December 31, 1995
                brought forward                      17,047,082     $3,482,213    $     -          $(1,728,902)     $ 1,753,311

              Year ended December 31, 1996:
                  Common shares issued                  882,300      3,852,364          -                -            3,852,364
                  Net loss                                -              -              -           (3,175,587)      (3,175,587)
                  Share issue costs                       -           (170,699)         -                -             (170,699)
                  Stock-based compensation                -              -            434,145            -              434,145
                  Cumulative translation adjustment       -            (16,769)        (2,217)          24,544            5,558
                                                     ----------    -----------     ----------      -----------      -----------
              Balance, December 31, 1996             17,929,382      7,147,109        431,928       (4,879,945)       2,699,092

              Year ended December 31, 1997:
                  Common shares issued                  703,491      3,180,666          -                -            3,180,666
                  Net loss                                -              -              -           (3,755,409)      (3,755,409)
                  Share issue costs                       -           (161,482)         -                -             (161,482)
                  Capital stock subscription              -            352,324          -                -              352,324
                  Stock-based compensation                -              -            108,350            -              108,350
                  Cumulative translation adjustment       -           (299,275)       (21,578)         325,364            4,511
                                                     ----------    -----------     ----------      -----------      -----------
                  Balance, December 31, 1997         18,632,873     10,219,342        518,700       (8,309,990)       2,428,052

              Year ended December 31, 1998:
                  Common shares issued                1,095,031      5,644,638          -                -            5,644,638
                  Net loss                                -              -              -           (4,979,562)      (4,979,562)
                  Share issue costs                       -            (54,131)         -                -              (54,131)
                  Stock-based compensation                -              -            274,088            -              274,088
                  Cumulative translation adjustment       -           (685,156)       (43,750)         720,173           (8,733)
                                                     ----------    -----------     ----------      -----------      -----------
              Balance, December 31, 1998             19,727,904     15,124,693        749,038      (12,569,379)       3,304,352

              Year ended December 31, 1999:
                  Common shares issued                  275,900        969,253          -               -               969,253
                  Net loss                                -              -              -           (3,409,166)      (3,409,166)
                  Share issue costs                       -            (35,041)         -               -               (35,041)
                  Stock-based compensation                -              -            198,815           -               198,815
                  Cumulative translation adjustment       -            943,133         52,563         (884,178)         111,518
                                                     ----------    -----------     ----------      -----------      -----------
              Balance, December 31, 1999             20,003,804     17,002,038      1,000,416      (16,862,723)       1,139,731

              Year ended December 31, 2000:
                  Common shares issued                1,373,817      5,909,340          -              -              5,909,340
                  Warrants and options                    -            421,638          -              -                421,638
                  Net loss                                -              -              -           (4,272,308)      (4,272,308)
                  Share issue costs                       -           (353,204)         -              -               (353,204)
                  Stock-based compensation                -              -            257,690          -                257,690
                                                     ----------    -----------     ----------     ------------      -----------
              Balance, December 31, 2000             21,377,621    $22,979,812     $1,258,106     $(21,135,031)     $ 3,102,887
                                                     ==========    ===========     ==========     ============      ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)

10.  CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by United States GAAP (continued):

          (2)  Stock-based compensation:

               For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 10 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:


                                                                                        2000             1999
                                                                                 -----------      -----------
               Net loss                     As reported       (US GAAP)          $(4,272,308)     $(3,409,166)
                                            Pro-forma                             (5,884,919)      (3,990,187)

               Loss per share               As reported       (US GAAP)                (0.20)           (0.17)
                                            Pro-forma                                  (0.28)           (0.20)



               The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 5.49% (1999 - 5.5%), dividend yield of 0%, expected volatility of 163% (1999 - 80%), and expected life of 5 years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2000, 1999 and 1998
(in US dollars)


11.  SEGMENT DISCLOSURES:

     Geographic segment information was as follows:

                                                                         United
                                                    Canada               States
                                               -----------          -----------
     Revenues:
         2000                                  $    68,179          $   157,688
         1999                                       40,963              149,240
         1998                                      168,761              104,804

     Net loss:
         2000                                   (2,558,476)          (1,465,503)
         1999                                   (2,631,662)            (682,634)
         1998                                   (1,782,794)          (3,000,419)

     Identifiable assets:
         2000                                    4,110,466              408,172
         1999                                    1,714,416              426,075
         1998                                    3,422,944              565,291

12.  SUBSEQUENT EVENT:

     In February 2001, the Corporation issued 161,696 common shares for gross proceeds of $327,273 under the equity drawdown facility referred to in note 6 (c).

ITEM 9.  OFFER AND LISTING DETAILS

Nymox's common shares trade on the Nasdaq Stock Market. Nymox's common shares traded on the Nasdaq National Market from December 1, 1997 until September 16, 1999 when they began trading on the Nasdaq SmallCap Market. Nymox's common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the Nasdaq Stock Market during the periods indicated.


ANNUAL HIGH AND LOW MARKET PRICES - PAST FIVE YEARS

Year                          Annual High                             Annual Low
----                          -----------                             ----------
1996                            $13.850                                 $1.950
1997                            $10.750                                 $6.250
1998                            $13.625                                 $2.500
1999                            $ 5.875                                 $2.500
2000                            $10.563                                 $1.063
2001                            $ 3.000                                 $1.750


QUARTERLY HIGH AND LOW MARKET PRICES - PAST TWO YEARS

Year             Quarterly Period        High Sales Price        Low Sales Price
----             ----------------        ----------------        ---------------
1999                1st Quarter               $5.875                 $2.875
                    2nd Quarter               $4.188                 $2.750
                    3rd Quarter               $4.750                 $2.500
                    4th Quarter               $4.625                 $2.500
2000                1st Quarter               $10.563                $2.625
                    2nd Quarter               $5.875                 $2.625
                    3rd Quarter               $6.063                 $2.906
                    4th Quarter               $3.875                 $1.063
2001                1st Quarter               $3.000                 $1.750


MONTHLY HIGH AND LOW MARKET PRICES - MOST RECENT SIX MONTHS

    Date                           Monthly High                      Monthly Low
--------------                     ------------                      -----------
 October, 2000                        $3.875                           $2.531
November, 2000                        $3.031                           $1.250
December, 2000                        $2.750                           $1.063
 January, 2001                        $3.000                           $1.813
February, 2001                        $2.563                           $1.750
   March, 2001                        $2.625                           $1.875

ITEM 10.  ADDITIONAL INFORMATION

WARRANTS OUTSTANDING

Description           Warrants Issued       Exercise Price          Expiry Date
-----------           ---------------       --------------          ------------
Series K                  100,000               $2.06                Mar 6, 2003
Series H                   66,667               $9.375               Mar 6, 2004
Series I                   26,667               $7.8125              Mar 6, 2004
Series E                  200,000               $4.5315             Nov 30, 2004
Series F                  160,000               $4.0625             Nov 30, 2004
Series G                  109,879               $3.70                Jan 8, 2005
Series G                    5,783               $3.70                Jan 8, 2005
Series J                   42,290               $3.70               Jul 31, 2005

The total number of shares subject to options at March 31, 2001 is 1,649,500, of which options representing 1,418,167 are currently exercisable. Of those, the total number of shares subject to options held by directors and officers of Nymox is 845,000 of which options representing 715,000 shares are currently exercisable.

There are no rights, warrants or options presently outstanding under which Nymox could issue additional common shares, with the exception of options enabling certain directors, employees and consultants of Nymox to acquire common shares under Nymox's stock option plan and of warrants entitling the holders to acquire up to 711,286 common shares of Nymox as outlined in the above table.

MEMORANDUM AND ARTICLES OF ASSOCIATION

BYLAWS AND ARTICLES OF INCORPORATION

The company's Articles of Incorporation as amended, which we refer to as our articles of incorporation, are on file with the Corporations Directorate of Industry Canada under Corporation Number 315235-9. Our articles of incorporation do not include a stated purpose and do not place any restrictions on the business that the company may carry on.

DIRECTORS

A director of our company need not be a shareholder. In accordance with our bylaws and the Canada Business Corporations Act, a majority of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither our articles of incorporation or by-laws, nor the Canada Business Corporations Act, impose any mandatory retirement requirements for directors.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company must disclose to the company the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act. The Canada Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

     - is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the company or an affiliate;

     - relates primarily to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

     - is for indemnity or insurance for director's liability as permitted by the Act; or

     -   is with an affiliate.

Our board of directors may, on behalf of the company and without authorization of our shareholders:

     -   borrow money upon the credit of the company;

     -   issue, reissue, sell or pledge debt obligations of the company;

     - give a guarantee on behalf of the company to secure performance of an obligation of any person; and

     - mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the company, owned or subsequently acquired, to secure any obligation of the company.

The Canada Business Corporations Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the company or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the company or its affiliates, where there are reasonable grounds for believing that the company is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the company's assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the company's liabilities and stated capital of all classes.

These borrowing powers may be varied by the company's bylaws or its articles of incorporation. However, our bylaws and articles of incorporation do not contain any restrictions on or variations of these borrowing powers.

COMMON SHARES

Our articles of incorporation authorize the issuance of an unlimited number of common shares. They do not authorize the issuance of any other class of shares.

The holders of the common shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of our Company. Our directors are elected at each annual meeting of shareholders and do not stand for reelection at staggered intervals.

The holders of common shares are entitled to receive dividends and our company will pay dividends, as and when declared by our board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our board of directors may from time to time determine, and all dividends which our board of directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, the holders of the common shares will be entitled to receive the remaining property and assets of the company.

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled to dissent in respect of such a resolution amending our articles and, if the resolution is adopted and the company implements such changes, demand payment of the fair value of its shares.

MEETINGS OF SHAREHOLDERS

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the company and the auditor of the company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

LIMITATIONS ON RIGHT TO OWN SECURITIES

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment our company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company (in 2001) and the value of the assets of our company equaled or exceeded CDN$209.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of the our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

    (a) an acquisition of our shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

    (b) an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

    (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remains unchanged.

CHANGE OF CONTROL

There are no provisions of our bylaws or articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company. Our bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS

The following is a summary of our company's material contracts, entered into since January 1, 1999.

1. The Common Stock Purchase Agreement and Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999. (incorporated by reference to Exhibit 2.0 to the Company's form F-1 registration statement filed with the Commission February 29, 2000.) These agreements established a $12 million equity line of credit which, on March 14, 2000, we became entitled to draw down on. The terms and conditions of the equity line of credit are further described in the LIQUIDITY AND CAPITAL RESOURCES section in Item 5 above and in more detail in our F-1 Registration Statement filed with the SEC on February 29, 2000 and declared effective on March 14, 2000.

2. The Research and License Agreement between Rhode Island Hospital Corporation and Nymox Corporation dated May 20, 1999. Under this agreement, Nymox sponsors the research of two principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, pertaining to the use of neural thread protein for diagnostic or therapeutic purposes in return for licensing rights to inventions and patents arising out of this research. The sponsorship obligations run for three years from March 1, 1999.

3. The Share Purchase Agreement between Nymox Pharmaceutical Corporation and Dr. Judith Fitzpatrick dated January 8, 2000. Under this agreement which closed on March 2, 2000, we acquired 1,008,250 shares of the common stock of Serex, Inc. which represented a majority interest of that company in return for the issuance of 187,951 of our shares and warrants (Series G) to purchase 115,662 of our shares at a strike price of $3.70.

4. The Employment Agreement between Nymox Pharmaceutical Corporation and Dr. Judith Fitzpatrick dated January 8, 2000. Under this agreement Nymox employed Dr. Fitzpatrick for four years as a Vice-President of Nymox at a salary and with benefits commensurate with that position.

5. The Common Stock and Warrants Purchase Agreement dated March 6, 2000 between Nymox Pharmaceutical Corporation and Amro International, S.A. ("Amro"). Under this Agreement, Amro purchased 666,667 shares of Nymox and warrants to purchase up to 66,667 shares of Nymox at a strike price of $9.375 for $4 million. The Agreement provided Amro with two opportunities to reprice a portion of the 666,667 shares it initially purchased. Pursuant to these two repricing obligations, Nymox issued Amro a further 154,970 shares.

EXCHANGE CONTROLS

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

The foregoing rules may be avoided if a Q.E.F. Election is in effect with respect to a U. S. Shareholder for each of the years that Nymox is a PFC during such U.S. Shareholder's holding period. A Q.E.F. Election may be made by a U.S. Shareholder on or before the due date, including extensions, for filing such U.S. Shareholder's tax return for such taxable year. Such a U.S. Shareholder would be taxed on its pro-rata share of Nymox's earnings and profits for Nymox's taxable year in which it was, or was treated as, a PFC and which ends with or within such U.S. Shareholder's taxable year, regardless of whether such amounts are actually distributed by Nymox. This may result in tax liability without a commensurate distribution with which to pay the liability. An electing U.S. Shareholder's basis in the common shares would be increased by the amounts included in income. Distributions out of earnings and profits previously included by such U.S. Shareholder generally would not be treated as a taxable dividend for United States federal income tax purposes and would result in a corresponding reduction of basis in common shares. An electing U.S. Shareholder will not be currently taxed on the undistributed ordinary income and net capital gain of Nymox for any year that Nymox is not classified as a PFC.

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

Pursuant to the Tax Proposals and subject to certain transitional rules which apply in certain circumstances, a holder of Nymox common shares will be required to include in income one-half of the amount of any capital gain (a "Taxable capital gain") and may deduct one-half of the amount of any capital loss (an "Allowable capital loss") against Taxable capital gains realized by the holder in the year of the disposition. Allowable capital losses in excess of Taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act and the Tax Proposals.

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

A non-resident of Canada is liable for Canadian income tax on a capital gain realized on the disposition of property only where that property constitutes "taxable Canadian property". Pursuant to the Tax Proposals and subject to certain transitional rules which apply in certain circumstances, one-half of any capital gain from the disposition of taxable Canadian property is subject to Canadian tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements listed in item 19 are incorporated by reference in this item.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

a)       Financial statements (which appear in Item 8):

At and for the year ended December 31, 2000:

         Consolidated Balance Sheet
         Consolidated Statement of Earnings and Deficit
         Consolidated Statements of Cash Flows Notes

At and for the year ended December 31, 1999:

         Consolidated Balance Sheet
         Consolidated Statement of Earnings and Deficit
         Consolidated Statements of Cash Flows
         Notes

At and for the year ended December 31, 1998:

         Consolidated Statement of Earnings and Deficit
         Consolidated Statements of Cash Flows
         Notes

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

                                              NYMOX PHARMACEUTICAL CORPORATION
                                                        (Registrant)

                                                     /S/ Paul Averback
                                                     -----------------
                                                     Paul Averback
                                                     Title: President

Date: May 8, 2001

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION

Form 20-F Annual Report


          EXHIBIT NO.                                        DESCRIPTION                                   PAGE NO.
              1(a)                Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company's 20-F filed with the Commission
                                  December 9, 1996.)                                                          N\A

              1(b)                Bylaws of the Company (incorporated by
                                  reference to Exhibit 3.2 to the Company's 20-F
                                  filed with the Commission December 9, 1996.)                                N\A

              4(a)                Memorandum of Agreement between Paul Averback
                                  and the Company (incorporated by reference to
                                  Exhibit 10.1 to the Company's 20-F filed with
                                  the Commission December 9, 1996.)                                           N\A

              4(b)                Share Option Plan of the Company (incorporated by reference to
                                  Exhibit 10.2 to the Company's 20F filed with
                                  the Commission December 9, 1996.)                                           N\A

              4(c)                Research and License Agreement between the Massachusetts General
                                  Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's 20-F filed
                                  with the Commission December 9, 1996.)                                      N\A

              4(d)                Research and License Amendment between the Massachusetts General
                                  Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's 20-F filed
                                  with the Commission December 9, 1996.)                                      N\A

              4(e)                Common Stock Purchase Agreement between Nymox Pharmaceutical
                                  Corporation and Jaspas Investments Limited dated November 1, 1999
                                  (incorporated by reference to Exhibit 2.0 to the Company's form
                                  F-1 registration statement filed with the
                                  Commission February 29, 2000.)                                              N\A

              4(f)                Registration Rights Agreement between Nymox Pharmaceutical
                                  Corporation and Jaspas Investments Limited dated November 1, 1999
                                  (incorporated by reference to Exhibit 2.1 to the Company's form
                                  F-1 registration statement filed with the
                                  Commission February 29, 2000.)                                              N\A

              4(g)                Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas
                                  Investments Limited and Epstein, Becker & Green, P.C. dated
                                  November 1, 1999 (incorporated by reference to Exhibit 2.2 to the
                                  Company's form F-1 registration statement
                                  filed with the Commission February 29, 2000.)                               N\A

              4(h)                Stock Purchase Warrant to purchase common
                                  shares issued to Jaspas Investments Limited
                                  dated November 1, 1999 (incorporated by
                                  reference to Exhibit 2.3 to the Company's form
                                  F-1 registration statement filed with the
                                  Commission February 29, 2000.)                                              N\A

              4(i)                Employment Agreement between Nymox Pharmaceutical Corporation and
                                  Dr. Judith Fitzpatrick (incorporated by reference to Exhibit 2.4 to the Company's form F-1 registration statement filed with the
                                  Commission February 29, 2000.)                                              N\A

              4(j)                Research and License Agreement between the Rhode Island Hospital
                                  Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company's 20-F filed with the
                                  Commission May 15, 2000.)                                                   N\A