Form 20-F
period 2001-12-31
NYMOX PHARMACEUTICAL CORP
filed 2002-06-27
CIK 1018735

Form 20 - F
[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934 [Fee required]
or
[X]      Annual report pursuant to section 13 or 15(d) of the Securities
         Exchange Act of 1934 [Fee required]     -     For the fiscal year ended
         December 31, 2001
or
[ ]      Transition report pursuant to section 13 or 15(d) of the Securities
         Exchange Act of 1934 [No fee required]    -   For the transition period
         from            to


                        Nymox Pharmaceutical Corporation
             (Exact name of registrant as specified in its charter)
                                     Canada
                 (Jurisdiction of incorporation or organization)
                         9900 Cavendish Blvd., Suite 306
                      St. Laurent, Quebec, Canada, H4M 2V2

Securities registered or to be registered pursuant to section 12(b) of the Act.

      Title of each class              Name of each exchange on which registered
     ---------------------             -----------------------------------------
             None                               Not Applicable

 Securities registered or to be registered pursuant to section 12(g) of the Act
                                  Common Stock
 Securities registered or to be registered pursuant to section 15(d) of the Act
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 22,297,525 shares as of December 31, 2001.

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

You should be aware that this prospectus contains forward-looking statements about, among other things, the anticipated operations, product development, financial condition and operating results of Nymox, proposed clinical trials and proposed transactions, including collaboration agreements.

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

In connection with the "safe harbor" provisions in the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement to identify some of the important factors that could cause Nymox's actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, Nymox. These factors, many of which are beyond the control of Nymox, include Nymox's ability to:

       o identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities,

       o obtain suitable financing to support its operations and clinical trials,

       o      manage its growth and the commercialization of its products,

       o achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology company,

       o      successfully compete in its markets,

       o realize the results it anticipates from the clinical trials of its products,

       o succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products,

       o      achieve regulatory clearances for its products,

       o obtain on commercially reasonable terms adequate product liability insurance for its commercialized products,

       o adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors,

       o assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors and

       o not encounter problems with third parties, including key personnel, upon whom it is dependent.

Although Nymox believes that the forward-looking statements contained in this registration statement are reasonable, it cannot ensure that its expectations will be met. These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3 KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG, LLP, Montreal, Canada as at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars(3))

                                    Dec. 31,          Dec. 31,          Dec. 31,         Dec. 31,           Dec. 31,
                                    --------          --------          --------         --------           --------
                                      2001              2000              1999             1998               1997
                                      ----              ----              ----             ----               ----
CANADIAN GAAP
Current Assets                        $714,522          $749,510          $776,824      $2,708,543          $1,750,388
Capital Assets                       3,371,524         3,412,694         1,168,316       1,279,692             983,484
Total Assets                         4,192,241         4,384,716         2,140,491       3,988,235           2,733,872
Total Liabilities                      747,493           323,774           833,344         301,004             202,543
Share Capital & Other               25,798,195        23,243,941        16,912,963      15,943,710           9,597,888
Shareholder's Equity                 2,644,748         3,260,942         1,307,147       3,687,231           2,531,329
Total Revenues                         380,609           225,867           190,203         273,565              70,055
Sales, license fees and                362,691           157,688           153,252         104,804              17,033
research contracts


Research & Development
    Expenditures(1)                  1,479,602         2,073,775         1,132,941       2,087,742           1,671,412
Net Loss                             3,049,504         4,023,979         3,314,296       4,783,213           3,463,905
Loss per Share                           $0.14             $0.19             $0.17           $0.25               $0.19
Weighted Avg. No. of Common
    Shares                          21,873,966        20,890,735        19,886,430      19,304,435          18,370,873

U.S. GAAP(2)
Net Loss                             3,095,133        $4,272,308        $3,409,166      $4,979,562          $3,755,409
Loss per Share                            0.14              0.20              0.17            0.26                0.20
Shareholder's Equity                $2,496,104        $3,102,887        $1,139,731      $3,304,352          $2,428,052

(1)    We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(2)    Reference is made to Note 10 of Nymox's audited financial statements as at and for the year ended
       December 31, 2001 for a reconciliation of differences between Canadian and U.S. GAAP.

(3)    Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the
       Canadian operations that are denominated in U.S. dollars. For Canadian GAAP purposes, the financial information for all periods presented up to December 31, 1999 has been translated into U.S. dollars at the December 31, 1999 exchange rate, which was 1.4433 Canadian dollars to the U.S. dollar. For U.S.
       GAAP purposes, assets and liabilities for all years presented have been translated into U.S. dollars at the ending exchange rate for the respective year and the statement of earnings at the average rate for the respective year. Reference is made to notes 2(a) and 10 of the consolidated financial statements.

Share Capital

The following table sets forth our capitalization as of December 31, 2001. This table should be read in conjunction with the financial statements and related notes, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

Long term debt and capital lease obligations                           $0
                                                           ----------------

Shareholder's Equity:
Share Capital:                                                $25,376,557
Common stock, par value $1.30; 21,377,621
shares issued and outstanding
actual.  Shares authorized for issue:
unlimited
Warrants                                                          421,638
Accumulated deficit                                          ($23,153,447)
                                                           ----------------

Total shareholder's equity (deficit)                           $2,644,748
                                                           ================

Total capitalization                                           $2,644,748
                                                           ================

Risk Factors
The following risk factors apply to Nymox and our industry.

An investment in shares of common stock of Nymox involves a high degree of risk. You should carefully consider each of the risks and uncertainties described below along with all of the other information in this prospectus before deciding to invest in these shares.

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our products, AlzheimAlert(TM), NicAlert(TM) and Nicometer(TM). We have never made a profit. We incurred a net loss of $4.8 million in 1998, $3.3 million in 1999, $4.0 million in 2000, and $3.0 million in 2001. As of December 31, 2001, Nymox's accumulated deficit was $23.2 million.

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

We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

Nymox has funded its operations primarily by selling shares of its common stock. Since late 1998, a small portion of the funds came from sales. However, sales have not been, and may not be in the foreseeable future, sufficient to meet our anticipated financial requirements.

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $3 million per year through our current cash position and additional financing including draw downs through our Common Stock Purchase Agreement. Clinical trials will substantially increase cash requirements. We anticipate being able to meet those requirements as they arise. Any necessary clinical trials for regulatory approval following successful initial clinical trials will require considerably more capital. We plan to raise such capital either through a new round of financing and/or through partnering with a major pharmaceutical company. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

We Face Challenges in Developing and Improving Our Products

Our success depends on our ability to develop or acquire rights to new products or to improve our existing products. We are still developing many of our products and have not yet brought them to market. We cannot assure you that we will be able to develop or acquire rights to such products and to market them successfully.

Developing a treatment for Alzheimer's disease is particularly challenging. Many pharmaceutical companies, institutions and researchers are working on many different approaches and treatments. There is no consensus among researchers about the cause of this fatal illness and no guarantee that our drug development programs in this area are targeting significant factors in its cause, progression or symptoms. It is difficult to design drug candidates that can cross from the bloodstream into the brain, where the damage from Alzheimer's disease is occurring. Clinical trials to establish efficacy for drugs that slow down the progression of Alzheimer's disease over a period of months or years often require that a large number of subjects be tracked over many months or years, making them very expensive to conduct. The potentially long period from discovery and patenting through development and regulatory approval to the market can significantly reduce the patent life of an Alzheimer's disease treatment. Any marketed treatment in this area may well eventually face competition from "me-too" drugs developed by other pharmaceutical companies based on our research. We will be under constant competitive pressure to improve our products and to develop new treatments in order to protect our position in the field.

Developing and improving our diagnostic products is also challenging. The science and technology of the detection and measurement of very small amounts of biochemicals in bodily fluids and tissue is evolving rapidly. We may need to make significant expenditures in research and development costs and licensing fees in order to take advantage of new technologies. If any major changes to our testing technologies used in our AlzheimAlert(TM), NicAlert(TM) and Nicometer(TM) tests are made, further validation studies will be required. Developing new diagnostic products is more challenging, requiring identification and validation of the biochemical marker being detected by the new product in the clinical context and the development and validation of the product designed to detect the marker.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly in the field of Alzheimer's disease where there is a large unmet need for an effective treatment. Currently there are four drugs with the same mechanism of action approved for sale in the United States (Aricept(R), Cognex(R), Exelon(R) and Reminyl(R)). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness. Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer's disease. Treatment candidates under development include:

       o      vaccines for Alzheimer's disease;

       o enzyme-blocking therapies intended to block the production of the protein found in the senile plaques characteristic of Alzheimer's disease. A number of pharmaceutical and biotechnology companies including Amgen and Bristol-Myers Squibb are working on such therapies and hope to soon be in clinical trials on humans.

       o implantation of genetically modified cells that produce human nerve growth factor into the brains of people with Alzheimer's disease. Preliminary human testing began this year at the University of California at San Diego in conjunction with the Salk Institute for Biological Studies.

There is also ongoing research into possible methods of preventing Alzheimer's disease such as taking certain cholesterol-lowering drugs called statins, estrogen replacement therapies, anti-oxidants such as vitamin E and ginkgo biloba or anti-inflammatory drugs such as ibuprofen (e.g., Advil or Motrin). The successful development of a treatment or method of preventing Alzheimer's disease could significantly impact on our ability to develop or market a competing treatment for Alzheimer's disease.

The diagnostic testing industry is also highly competitive. In the area of Alzheimer's disease, Elan PLC is marketing diagnostic tests for different biochemical indicators found in blood and spinal fluid and for genetic predispositions for the illness. Other companies are attempting to develop and market other diagnostic products in this area. The introduction of other diagnostics products for Alzheimer's disease or tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our AlzheimAlert(TM), NicAlert(TM) or Nicometer(TM) products.

We May Not Be Able to Successfully Market Our Products

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

Our Products and Services May Not Receive Necessary Regulatory Approvals

Our products, AlzheimAlert(TM), NicAlert(TM) and Nicometer(TM), and our products in development, are subject to a wide range of government regulation governing laboratory standards, product safety and efficacy. The actual regulatory schemes in place vary from country to country and regulatory compliance can take several years and involve substantial expenditures.

We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for our products in development and all of the following could have a material adverse effect on our business:

       o failure to obtain or significant delays in obtaining requisite approvals;

       o      loss of or changes to previously obtained approvals; and

       o      failure to comply with existing or future regulatory requirements.

We currently market AlzheimAlert(TM) as a clinical reference laboratory service provided by our government-inspected clinical reference laboratory in New Jersey. Physicians send us urine samples from their patients to our laboratory where the AlzheimAlert(TM) test is performed and the results reported back to the physicians. A clinical laboratory test like AlzheimAlert(TM) does not require approval from the United States Food and Drug Administration (FDA). Our laboratory is regulated by the Centers for Medicare & Medicaid Services (CMS) under the Clinical Laboratory Improvement Amendments and is subject to inspection and certification. In addition, individual states like New York and Florida have their own requirements for reference laboratories like ours that offer diagnostic services. In addition, the FDA has its own regulations governing in vitro diagnostic products, including some of the reagents used in clinical reference laboratories. Any changes in CMS or state law requirements or in the FDA regulations could have a detrimental impact on our ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We may develop a diagnostic kit based on AlzheimAlert(TM) for sale to third parties. If so, we will require prior approval from the FDA before we can market, distribute or sell such a product in the United States. We have not submitted any such product to the FDA for approval. Similar requirements exist in many other countries. In general, such approval requires clinical testing as to the safety and efficacy of the device and preparation of an approval application with extensive supporting documentation. If approved, the device would then be subject to postmarketing record and reporting obligations and manufacturing requirements. Obtaining these approvals and complying with the subsequent regulatory requirements can be both time-consuming and expensive.

We currently sell NicAlert(TM) and NicoMeter(TM) as tests for tobacco product use and for research use. In May 2002, we filed a 510(k) application with the FDA for NicAlert(TM) and have not received any decision on the application.

In the United States, our drugs in development will require FDA approval, which comes only at the end of a lengthy, expensive and often arduous process. We have not submitted any drugs for FDA approval. We cannot predict with any certainty the amount of time the FDA will take to approve one of our drugs or even whether any such approval will be forthcoming. Similar requirements exist in many other countries.

Protecting Our Patents and Proprietary Information is Costly and Difficult

We believe that patent and trade secret protection is important to our business, and that our success will depend, in part, on our ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of over 200 patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has ten patents issued or allowed and at least fifteen patent applications pending relating to its technology. Its subsidiary, Serex Inc. has eight patents issued or allowed. Through its licensing agreement with the Massachusetts General Hospital, Nymox has licensed and paid for the prosecution of four issued patents relating to neural thread proteins.

We believe that we have strong patent protection for the products we sell and for our product development programs and are in the process of extending that patent protection to cover more countries or new discoveries or products. We cannot assure you that additional patents covering new products or improvements will be issued or that any new or existing patents will be of commercial benefit or be valid and enforceable if challenged.

We are not currently involved in patent litigation. In the pharmaceutical and biotechnology industry patent disputes are frequent and can preclude the commercialization of products. Patent litigation is costly and the outcome often difficult to predict. It can expose us to significant liabilities to third parties and may require us to obtain third-party licenses at a material cost or cease using the technology or product in dispute.

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. Federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. Such changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our AlzheimAlert(TM) product. These changes can seriously impact the potential for growth for the market for AlzheimAlert(TM), either favorably when the decision is to offer broad coverage for our test at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

Health Care Plans May Not Cover or Adequately Pay for our Products and Services

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

The Future Sale of Eligible Shares may Dilute Nymox's Stock Price

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There are 22,567,531 common shares of Nymox currently issued and outstanding as of May 31, 2002, including the 508,309 shares issued to date under the common stock purchase agreement covered by this prospectus. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. There are 711,860 warrants issued, which expire in 1 to 3 years. Finally, 1,638,500 share options are outstanding, of which 1,373,000 are currently vested. The great majority of these options expire in 6 to 10 years. These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

We Face Potential Losses Due to Foreign Currency Exchange Risks

Nymox incurs certain expenses, principally relating to salaries and operating expenses at its Canadian head office, in Canadian dollars. All other expenses are derived in U.S. dollars. As a result, we are exposed to the risk of losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar. We protect ourselves against this risk by maintaining cash balances in both currencies. We do not currently engage in hedging activities. We cannot say with any assurance that the Company will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable
Future

Nymox has never paid any dividends and does not expect to do so in the foreseeable future. We expect to retain any earnings or positive cash flow in order to finance and develop Nymox's business.

ITEM 4. INFORMATION ON THE COMPANY
History of the Company

Nymox was incorporated in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer's disease. Nymox has two subsidiaries: one wholly owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc, purchased in March, 2000. Both subsidiaries are based in the same building in Maywood, New Jersey, but each have separate facilities within the building. Nymox Corporation operates our certified clinical reference laboratory where our AlzheimAlert(TM) test is performed, and conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert(TM) and NicoMeter(TM).

Nymox's principal executive offices are located at:

         Nymox Pharmaceutical Corporation
                  9900 Cavendish Boulevard, Suite 306
                  St. Laurent, Quebec, Canada, H4M 2V2
                  Phone: (800) 936-9669
                  Fax: (514) 332-2227

Nymox's two subsidiaries are located at:

         Nymox Corporation
                  230 West Passaic St.
                  Maywood, NJ, USA 07607

         Serex, Inc.
                  230 West Passaic St.
                  Maywood, NJ, USA 07607

We specialize in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer's disease. Alzheimer's disease is a progressive, terminal brain disease of the elderly marked by an irreversible decline in mental abilities, including memory and comprehension, and often accompanied by changes in behavior and personality. It currently afflicts an estimated four million people in the United States and at least fifteen million people worldwide. As the baby-boomer generation continues to age, these figures are expected to rise sharply.

Acquisition of a Majority Interest in Serex, Inc.

On March 2, 2000, we closed our acquisition of a controlling interest in Serex, Inc., a privately held diagnostic company based in Maywood, New Jersey. We have subsequently acquired more shares of the common stock of Serex, Inc. from other shareholders and now own approximately 98% of its common stock.

Serex's NicAlert(TM) and NicoMeter(TM) strips can reliably detect one of the metabolic products of nicotine in human urine or saliva (NicAlert(TM) only), in order to determine whether a person, such as a teenager or insurance applicant, is using a tobacco product. NicAlert(TM) and NicoMeter(TM) are currently being distributed in Japan by Mizuho Medy Co. Ltd. of Japan and outside of Japan by Nymox and Jant Pharmacal Corporation.

Serex developed and patented its particle valence technology, a unique, highly sensitive, new method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. This technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use.

Serex also assisted in the development of our AlzheimAlert(TM) test.

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

AlzheimAlert(TM); An Aid to the Diagnosis of Alzheimer's Disease

We market a proprietary diagnostic test for Alzheimer's disease, known as the AlzheimAlert(TM) Test, through our government-inspected clinical reference laboratory in Maywood, New Jersey. AlzheimAlert(TM) is an improved version of our AD7C(TM) test, which has been on the market since 1997. It is a urine test, where the patient provides a first-morning urine sample for testing. The patient's doctor then forwards the sample to our laboratory where our technical staff performs the test. We then report the results to the doctor.

AlzheimAlert(TM) is the latest generation of our NTP testing technology. It measures the level of a brain protein called neural thread protein (NTP) which is elevated early in Alzheimer's disease as reported both in the scientific literature and at scientific conferences. Researchers at the Massachusetts General Hospital and Brown University led by Doctors Suzanne de la Monte and Jack Wands first found large amounts of the protein in the brain tissue of patients known to have died with Alzheimer's disease. Subsequent research led to the characterization of NTP and the gene that produces it. Nymox succeeded in developing a highly sensitive test to detect the presence of NTP in the spinal fluid and, most recently, in the urine of patients with Alzheimer's disease. A recent study (J. Neuropathol Exp Neurol (2001; 60: 195-207)) has provided further evidence that increased production of NTP leads to a marked increase in nerve cell death and shown that the cells subjected to NTP died in a programmed fashion similar to the way the nerve cells in the brains of patients with Alzheimer's disease die. One of the characteristic signs of Alzheimer's disease is widespread brain cell loss.

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

Many studies published in scientific publications or presented at scientific conferences over the past decade have confirmed the accuracy of NTP as a biochemical marker for Alzheimer's disease. Recent publications in the peer-reviewed literature include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104); Journal of Contemporary Neurology (1998; art. 4a); Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226); Alzheimer's Reports (1999; 2: 327-332), (2000; 3: 177-184) and
(2001; 4: 61-65); Neurology (2000; 54: 1498-1504) and (2000; 55: 1068); Journal
of Alzheimer's Disease (2001; 3: 345-353), and Neurology and Clinical Neurophysiology (2002; 1: 2-7). Reports about this Nymox technology have also been featured in prestigious trade and lay publications such as Clinica (Sept.25, 2000), Genetic Engineering News (Oct.1, 2000), Clinical Laboratory News (Sept., 1999 and Oct., 2000), Modern Maturity (Dec., 2000), ADVANCE for Administrators of the Laboratory (June, 2001), ASRT Scanner (August, 2001), RN magazine (August, 2001), Clinical Geriatrics (Nov., 2000), LabMedica International (June, 1998), and Clinical Laboratory International (October,
1998).

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

We intend to develop and sell a diagnostic kit version of the AlzheimAlert(TM) test. Such a kit would permit the testing of patient samples either in a general purpose medical laboratory or in a physician's office. The development of such a kit will be subject to further laboratory and clinical validation and to any necessary regulatory approvals. AlzheimAlert(TM) offers a more technically advanced means to detect elevated levels of NTP in urine. It is a completely new assay in the competitive affinity format and has significant advantages of easy adaptability to systems and equipment present in all modern clinical laboratories.

We expect that, if approved, a diagnostic kit version of AlzheimAlert(TM) kit will increase the availability and acceptance of our test while lowering its cost to the patient or health care payer.

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

Development of Therapeutic Products for Alzheimer's Disease

At present, there is no cure for Alzheimer's disease. There are four drugs approved by the FDA, tacrine (brand-name Cognex(R)), donepezil HCI (brand-name Aricept(R)), rivastigmine (brand-name Exelon(R)) and galantamine hydrobromide (brand name Reminyl(R)) for the treatment of Alzheimer's disease. However, at most these drugs offer symptomatic relief for the loss of mental function associated with the disease and possibly help to delay the illness- progression. There is no consensus as to the cause of Alzheimer's disease or even whether it is one disease or many.

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

Drugs Targeting Spherons

We are a leader in research and development into drugs for the treatment of Alzheimer's disease that target spherons. Nymox researchers believe that spherons are a cause of senile plaques, the characteristic lesion found abundantly in the brains of patients with Alzheimer's disease and believed by many researchers to play a pivotal role in the fatal illness. Spherons are tiny balls of densely packed protein found in brain cells scattered throughout the brains of all humans from age one. Nymox researchers have found that as humans age the spherons grow up to a hundred times larger until they become too large for the cells that hold them. Once released from the cells, the spherons burst which the researchers believe creates senile plaques and sets off a cascade of cellular damage and biochemical changes pivotal to the symptoms and signs of Alzheimer's disease.

The substantial evidence linking spherons to senile plaques and Alzheimer's disease has been published in journals such as the Journal of Alzheimer's Disease, Drug News & Perspectives and Alzheimer Reports. There are 20 important criteria of validity which have been set forth correlating the disappearance of spherons in old age with the appearance of senile plaques and implicating spherons as a major causal in Alzheimer's disease. In 2000, Nymox researchers published important findings in Alzheimer Reports (2000; 3: 177-184) confirming that spherons contain key proteins that are also known to be in senile plaques and showing that, like senile plaques, spherons contain unusually old proteins in terms of the human body's metabolism, with an average age of 20 to 40 years.

Nymox researchers believe that stopping or inhibiting the transformation of spherons into senile plaques will help stop or slow the progress of this illness. You should be aware that there is no consensus among researchers about the causes or possible treatments of Alzheimer's disease and that not all researchers share this belief that spherons are a causative factor in Alzheimer's disease or are a target for the development of treatments for the disease.

Based on these research findings and this approach to the treatment of the disease, we developed novel, proprietary drug screening methods based on spherons and used them to discover, develop and test drug candidates to inhibit the formation of Alzheimer plaques from spherons. These candidates have the potential to slow or stop the progression of the disease.

We have two distinct new drug candidates, NXD-3109 and NXD-1191, neither of which demonstrate significant toxicity and both of which had positive animal testing results. These candidates are at the stage of pre-clinical testing.

Such drug candidates will require regulatory approval in order to begin clinical studies for humans. You should be aware there is no guarantee that any of these drug candidates will ever be approved for marketing as a treatment for Alzheimer's disease. Drug candidates that look promising in early studies in the laboratory or with animals often prove on further testing to be unsafe, ineffective or impractical to use with human patients. The cost of bringing a drug candidate through the necessary clinical trial and regulatory approvals is very high and may require us to seek substantial financing through various sources including the issuing of more stock, the borrowing of funds secured by financial instruments such as bonds or agreements with major pharmaceutical companies. We risk not being able to secure such funding in the necessary amounts or on sufficiently favorable terms.

Nymox holds global patent rights covering both methods for using spherons as targets for developing drugs and for the actual drug candidates discovered.

Neural Thread protein Based Drugs

Nymox developed a unique drug screening system, based on the research that led to its AlzheimAlert(TM) test, to identify other potential drug candidates for the treatment of Alzheimer's disease. There is a substantial body of evidence showing that NTP may play a key role in Alzheimer's disease. The published studies include Journal of the Neurological Sciences (1996; 138: 26-35), Journal of Neuropathology and Experimental Neurology (1996; 55: 1038-50), Journal of Clinical Investigation (1997; 100: 3093-3104), Alzheimer's Reports (1999; 2:
327-332), Journal of Alzheimer's Disease (2001; 3: 345-353) and Cellular and Molecular Life Sciences (2001; 58: 844-849). A recent study published in the Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) reported on how a team of researchers at Brown University led by Dr. Suzanne de la Monte and Dr. Jack Wands implanted the gene that produces NTP in nerve cells derived from humans. They then caused the cells to turn on the implanted NTP gene and to begin to produce NTP in elevated quantities. This caused a marked increase in nerve cell death. Sophisticated analysis showed that the cells died in a programmed fashion similar to the way the nerve cells in brains of patients with Alzheimer's disease die. Extensive loss of brain cells and accompanying brain shrinkage is a key part of the Alzheimer's disease process.

Nymox screened compounds for their ability to impede this process of premature cell death and thus potentially help slow or halt the loss of brain cells in the Alzheimer's disease brain. This screening process identified promising drug candidates but further pre-clinical studies are necessary before these candidates can move into formal regulatory studies.

Nymox licensed this technology in 1997 from Harvard University and the Massachusetts General Hospital as part of a sponsored research and licensing agreement. Under the terms of this agreement, Nymox sponsored the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the use of neural thread protein, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of AlzheimAlert(TM). The license and the obligation to pay patent costs and royalties continues for the life of the patents, which run until November, 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are four issued U.S. patents and one outstanding U.S. patent application under license and a correspondingly larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement was transferred to Brown University and the Rhode Island Hospital as of March, 1999, when Dr. de la Monte and Dr. Wands moved to Brown University.

Nymox also has a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital where Dr. de la Monte and Dr. Wands now carry out their research into neural thread protein. Under the terms of this agreement, which became effective March 1, 1999, Nymox sponsors the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the use of neural thread protein, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also pays the patent costs for any patent applications filed arising out of this research. In return, Nymox will receive an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license.

New Antibacterial Agents Against Infections and Food Contamination

We are developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E. coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products.

Nymox has developed four new antibacterial agents:

       o NXB-4221 for the treatment of difficult chronic and persistent urinary tract infections;

       o      NXB-5886 for the treatment of streptococcal infection; and

       o      NXT-1021 for the treatment of staphylococcal infection; and

       o NXC-4720 for the treatment of E. coli contamination of meat and other food and drink products

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

Urinary tract infections in women caused by bacteria such as E. coli are a common and significant infection often resistant to conventional antibiotic treatment. Some varieties of streptococcus and staphylococcus bacteria, a common source of infection in humans, have acquired a broad immunity to antibiotic treatments. Infections from these antibiotic resistant bacteria are difficult to treat and can be life threatening.

Nymox's three antibacterial agents for the treatment of infectious disease have all shown the ability to kill their bacterial targets in culture with no signs of toxicity. Further pre-clinical testing and development is required before we can apply for regulatory approval to begin initial testing in humans.

E. coli contamination of food and drink is a serious public health problem worldwide and a major concern for meat processors in particular. E. coli bacteria occur normally and usually harmlessly in the gastrointestinal tracts of humans, cows and other animals. However, one mutant variety of the E. coli bacteria, E. coli 0157:H7, can cause life-threatening illness and has been implicated in cases of severe diarrhea, intestinal bleeding and kidney failure, leading, in some cases, to death in children and the elderly. E. coli contamination in hamburger meat and other food products and in drinking water affects about 70,000 people in the United States a year. There is a well-recognized need in the beef industry to address the problem of E. coli contamination in meat processing and in livestock. E. coli contamination has triggered massive recalls of ground beef in the U.S.. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have led to public health tragedies.

Nymox developed a potent new antibacterial agent, NXC-4720. Tests of NXC-4720 show it to be highly effective against all known substrains of E. coli 0157:H7, the bacteria implicated in these severe cases of food and drink contamination. Tests of NXC-4720 show that it destroys E. coli 0157 strains, including H7, efficiently, rapidly and at a very low dose. In 1999, we began further laboratory trials for this agent as a treatment for food and drink contamination and are continuing trials with various collaborators, including the Faculty of Veterinary Medicine at the University of Montreal, the Department of Food Science at the University of Manitoba and BioPhage Inc.. Further pre-clinical testing and development is required before we can apply for regulatory approval for use of this agent on the processing of food and drink for human consumption.

Nymox has patent rights to these and other antibacterial agents.

Development of Therapeutic Products for Enlarged Prostate

We are developing treatments for enlarged prostate (benign prostatic hyperplasia or BPH), using compounds derived from its Alzheimer's disease research. Nymox is currently involved in formal preclinical studies of these treatments.

Enlarged prostate or BPH affects more than half of men in their sixties and as many as 90% of men in their seventies and eighties. Symptoms include more frequent urination (especially at night), difficulty urinating, incomplete emptying of the bladder and sometimes complete inability to urinate. More serious cases may require surgical intervention to reduce the size of the prostate and to remove it entirely. There is a need for a simple, effective treatment for BPH, particularly in cases where existing drug treatments have proven to be ineffective and where more intrusive procedures such as surgical cutting away of prostate tissue may be undesirable to the patient or bring unacceptable risks.

The NicAlert(TM) Test for Tobacco Product Use

We also market NicAlert(TM) and NicoMeter(TM) inexpensive, simple-to-use test strips that use urine or saliva (NicAlert(TM) only) to determine whether a person is using tobacco products. Both NicAlert(TM) and NicoMeter(TM) detect levels of cotinine, a byproduct of the body's breakdown of nicotine and generally regarded as the best indicator of tobacco exposure for smokers and nonsmokers.

Smoking and other tobacco product use is a serious public health problem. Smoking kills. According to the Centers for Disease Control and Prevention, cigarette smoking is responsible for more than 430,000 deaths per year in the United States alone. Smoking can cause cancer of the lung, mouth, bladder, larynx and esophagus among others, heart disease and stroke and chronic lung disease. Every year, exposure to second-hand smoke (environmental tobacco smoke or ETS) causes an estimated 3,000 nonsmoking Americans to die of lung cancer and up to 300,000 American infants and small children to suffer from lower respiratory tract infections.

NicAlert(TM) and NicoMeter(TM) employ Serex, Inc.'s patented technology and is manufactured by Serex, Inc. with Mizuho USA which provides final assembly and packaging services. NicAlert(TM) and NicoMeter(TM) are currently being used in research programs into tobacco use and exposure and are being marketed in the United States and Japan as a test to determine whether a person, such as a teenager, student athlete or insurance applicant, is using a tobacco product.

Property, Plant And Equipment

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

Governmental Regulation

Our AlzheimAlert(TM) test which we provide as a service through our clinical reference laboratory in Maywood, New Jersey is subject to extensive government regulation in the United States. Our clinical reference laboratory and its performance of the AlzheimAlert(TM) must be certified by the Centers for Medicare & Medicaid Services (CMS) under the Clinical Laboratory Improvement Amendments (CLIA), which establishes quality standards for the laboratory tests being performed to ensure the accuracy, reliability and timeliness of patient test results. In addition, some individual states such as New York, Florida and New Jersey have their own requirements for the inspection and certification of reference laboratories which offer diagnostic services for patients within the state. Finally, the FDA has its own regulations governing in vitro diagnostic products, including analyte-specific reagents used in clinical reference laboratories. Any changes in our current certification status, CMS or state law requirements or in the FDA regulations could have an impact on our future ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We intend to develop and sell a diagnostic kit version of the AlzheimAlert(TM) test. We will need to successfully complete clinical and laboratory validation studies and obtain FDA approval before we can market or sell such a diagnostic kit version outside of the clinical reference laboratory setting in the United States. Such approval for this type of commercial development is necessary for all in vitro diagnostic kits.

The regulatory process leading to such approval can be time-consuming and expensive and can result in an outright denial or a very limited approval only. Our product will be subject to subject to premarketing and postmarketing requirements applicable to such devices, including those governing:

       o      clinical testing;

       o      design control procedures;

       o prior FDA approval of a 510(k) application, where the FDA has determined that our diagnostic device is substantial equivalent to a marketed device, or a premarket approval application, where the FDA has been satisfied with clinical studies demonstrating the safety and efficacy of our device;

       o postmarketing record and reporting obligations; and i good manufacturing practices.

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

         Product Evaluation
We must conduct preliminary studies of potential drug candidates using various screening methods to evaluate them for further testing, development and marketing.

         Optimization of Product Formulation
The activities in this stage of development involve consultations between us and investigators and scientific personnel. Preliminary selection of screening candidates to become product candidates for further development and further evaluation of drug efficacy is based on a panel of research based biochemical measurements. Extensive formulation work and in vitro testing are conducted for each of various selected screening candidates and/or product candidates.

         Clinical Screening and Evaluation
During this phase of development, portions of which may overlap with product evaluation and optimization of product formulation, initial clinical screening of product candidates is undertaken and full scale clinical trials commence. The FDA must approve any clinical testing on healthy subjects (Phase 1) and on patients (Phase 2 and 3).

         Final Product Development
The activities to be undertaken in final product development include performing final clinical evaluations, conducting large-scale experiments to confirm the reproducibility of clinical responses, making clinical lots for any additional extensive clinical testing that may be required, performing any further safety studies required by the FDA, carrying out process development work to allow pilot scale production of the product, completing production demonstration runs for each potential product, filing new drug applications, product license applications, investigational device exemptions (and any necessary supplements or amendments) and undergoing comprehensive regulatory approval programs and processes.

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

Our AlzheimAlert(TM) test, and any of the new diagnostic and therapeutic products and services that we may develop, will be subject to coverage determinations by health care providers and payers. Federal and state regulations and law and internal coverage policies of health care organizations affect our ability to obtain payments for our products and services. The Medicare program will not pay for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, CMS interpreted this provision in order to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. CMS recently revised both its national coverage policies and procedures in general and specifically its coverage of diagnostic laboratory tests and constituted a Medicare Coverage Advisory Committee to provide advice on the effectiveness and appropriateness of medical items and services that are eligible for coverage under Medicare. It is unknown how these changes will affect our ability to obtain Medicare coverage for its products and services. However, an adverse national coverage decision with respect to one of our products or services will make it impossible to receive reimbursement from Medicare for that product and more difficult to convince private health care organizations to provide coverage for it. Even if we receive a favorable coverage decision for one of our products or services, there is no guarantee that the level of reimbursement for it will be close to our retail price for it or commensurate with the costs of developing and marketing it.

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

Nymox has patents issued and allowed and patent applications pending in the United States and selected countries including Canada, most European countries, Australia and Japan. These patents and patent applications cover much of our current product development and technologies, including:

       o      new drug candidates for the treatment of Alzheimer's disease;

       o proprietary screening technologies for finding drugs for Alzheimer's disease. These screening technologies consist of biological systems and defined conditions used to determine if a drug candidate possesses a useful action that can predict its potential for use in humans or animals. For example, Nymox patented screening methods that show whether a potential drug can inhibit or arrest some of the pathological changes of Alzheimer's disease. As a second example, Nymox patented screening methods that show whether a potential drug can modify in a useful way the amounts of chemical markers of Alzheimer's disease in a subject. While no proven drugs for AD have yet been found using these screening technologies, they are a useful component to our drug development program.

       o unique proteins which are related to Alzheimer's disease and which may, after further research and clinical trials, prove useful in either diagnostic or therapeutic applications;

       o      promising diagnostic markers for Alzheimer's disease;

       o      new diagnostic assay methods;

       o methods of treating meat and other food products for E. coli contamination; and

       o      anti-infective agents.

Nymox has ten U.S. patents issued or allowed and at least fifteen U.S. patent applications pending and a corresponding larger number of patents and patent applications worldwide relating to the inventions and discoveries in those patents and patent applications. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Canada and Australia. The earliest expiry date for its patents is in March, 2007; the next is in February, 2009 and the rest range from 2010 through 2017.

Nymox also has an exclusive license to a family of patents from the Massachusetts General Hospital covering rights to the NTP diagnostic and therapeutic products, including AlzheimAlert(TM). The license includes four issued U.S. patents and at least four U.S. patent application pending and a corresponding larger number of patents and patent applications worldwide. The earliest of these patents expires in the year 2014. Under this license, the Massachusetts General Hospital is entitled to royalties of 4% from worldwide sales of the AlzheimAlert(TM) test. Nymox also has a similar research and license agreement with Rhode Island Hospital, where the principal researchers, Dr. Suzanne de la Monte and Dr. Jack Wands, now conduct their research into NTP, the brain protein detected by our AlzheimAlert(TM) test, covering new developments and discoveries in this area not otherwise covered by the Massachusetts General Hospital agreement.

Nymox's subsidiary, Serex, also actively pursues a policy of seeking patent protection for its patentable technologies and discoveries in the United States and in selected other countries including some European countries, Canada, Australia and Japan. Its patents issued and allowed and patent applications pending cover such areas of its technologies and discoveries as:

       o its particle valence technology which can detect very small amounts of biochemical indicators for diseases, conditions and drug use in body fluids such as blood, urine and saliva;

       o a test that can detect biochemical indicators of cholesterol in human saliva and therefore provide a method of determining and monitoring cholesterol levels; and

       o a unique biochemical indicator for the loss of bone matter, which is a sign of osteoporosis, a common human bone disorder.

Serex has eight patents issued or allowed and at least two patent applications pending in the United States and a corresponding larger number of patents and patent applications worldwide relating to the inventions and discoveries in those patents and patent applications. The expiry dates for its patents range from 2012 to 2017.

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

Competition

Rapidly evolving technology and intense competition are the hallmarks of modern pharmaceutical and biotechnology industries. Our competitors include:

       o major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than ours;

       o biotechnology companies, either alone or in collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with ours; and

       o academic institutions, government agencies and other public and private research organizations which are conducting research into Alzheimer's disease and which increasingly are patenting, licensing and commercializing their products either on their own or through joint ventures.

In the field of Alzheimer's disease diagnosis, our AlzheimAlert(TM) test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

       o Athena Diagnostics, Inc. which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer's disease: a genetic test for the rare cases of familial, early-onset Alzheimer's disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients.

       o Mitokor, Inc. which developed a blood test known as Mito-Load that looks for certain mutations in mitochondrial DNA said to be associated with Alzheimer's disease. Mitokor recently entered into a non-exclusive licensing agreement in Japan for the marketing and sale of its product there.

       o Synapse Technologies, Inc. which developed a blood test known as p97 Diagnostic that detects a protein said to be diagnostic of Alzheimer's disease. Synapse Technologies also licensed its technology for use in Japan.

       o NeuroLogic, Inc., which announced in September, 1999 that it acquired an exclusive world-wide license to a cellular test for Alzheimer's disease.

       o Axonyx Inc., which announced in July, 2000 findings that two enzymes to which it had acquired world-wide exclusive rights, butrylcholinesterase and acetylcholinesterase, were elevated in the cerebrospinal fluid of patients with Alzheimer's disease.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which might compete some day for a portion of the diagnostic market for Alzheimer's disease.

We also face intense competition for the development of an effective treatment for Alzheimer's disease. The market conditions for an Alzheimer's disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer's disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer's disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer's disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer's disease before we can. At present, three drugs for Alzheimer's disease are being widely marketed in the United States, Aricept(R) by Pfizer, Exelon(R) by Novartis and Reminyl(R) by Janssen. These three drugs only treat some of the symptoms of Alzheimer's disease by enhancing memory and other mental functions and not the underlying causes of the illness.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are five drugs approved for treatment of BPH: finasteride (Proscar(R)), terazozin (Hytrin(R)), doxazozin (Cardura(R)), tamsulosin (Flomax(R)) and prazosin (Minipres(R)). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron(R), Targis Therapy(R) or TherMatrx(R)), low level radiowaves (TUNA System(R)), lasers (Indigo LaserOptic Treatment System(R)), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Marketing

We currently market our AlzheimAlert(TM) test as a clinical reference laboratory service primarily in the United States. We are also marketing the Serex NicAlert(TM) and NicoMeter(TM) tests, which can determine whether a person is using tobacco products, in the United States through our own marketing arm and through a distribution agreement with Jant Pharmacal Corporation and in Japan with Mizuho Medy Co. Ltd. of Japan. We have not started to commercially market or distribute any of our other products under development and most of them will require regulatory approval in each country before being marketed there.

At present, we have a network of over 60 independent medical representatives and do most of our marketing ourselves. We also have a strategic marketing alliance for AlzheimAlert(TM) with Cybear Inc., a member of Andrx Corporation. To increase our marketing, distribution and sales capabilities both in the United States and around the world, we will need to enter into licensing arrangements, contract sales agreements and co-marketing deals. We cannot assure you that we will be able to enter into agreements with other companies on terms acceptable to us, that any licensing arrangement will generate any revenue for the company or that the costs of engaging and retaining the services of a contract sales organization will not exceed the revenues generated.

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

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for the next few years. The costs relating to clinical trials for our potential therapeutic products will increase expenditures and delay profitability, despite anticipated increases in sales revenue in the coming years.

All figures are presented in U.S. dollars, unless otherwise stated.

Liquidity And Capital Resources

We fund our operations and projects primarily by selling shares of Nymox's common stock. However, since 1997, a small portion of our funding came from sales. This source of funding became more significant in late 1998, following the launch of our urinary version of the AD7C(TM) test. Since its incorporation in May, 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares.

On December 1, 1997, the shares began trading on the Nasdaq Stock Market. Nymox's common shares also traded on the Montreal Exchange from December 18, 1995 to November 19,1999.

Private placements completed by Nymox since December, 1995 are as follows:

       o December 1995, 1,578,635 common shares at a price of CAN$2.00 (US$1.38) per share for total proceeds of CAN$3,157,270 (US$2,187,536);

       o April 1996, 877,300 common shares at a price of CAN$6.00 (US$4.15) per share for total proceeds of CAN$5,263,800 (US$3,647,059);

       o May 1997, 696,491 common shares at a price of CAN$6.50 (US$4.50) and warrants exercisable at a price of CAN$8.50 (US$5.88) per share for total proceeds of CAN$4,527,191 (US$3,136,694). In 1998, all 696,491 of these warrants were exercised for additional proceeds to Nymox of CAN$5,920,174 (US$4,101,832);

       o May 1998, 231,630 common shares at a price of CAN$8.50 (US$5.88) for total proceeds of CAN$1,968,855 (US$1,364,134). A total of 110,000 warrants were issued as well, exercisable at a price of CAN$8.50 (US$5.88) per share (50,000) and CAN$10.00 (US$6.93) per share (60,000). These warrants have since expired;

       o December 1998, 135,000 common shares and January 1999, 55,000 common shares at CAN$8.50 (US$5.88) per share, for total proceeds of CAN$1,615,000 (US$1,118,963). A total of 95,000 warrants were issued as well, exercisable at the price of CAN$10.00 (US$6.93) per share. These warrants have since expired;

       o September 1999, 122,000 common shares at CAN$5.00 (US$3.46) per share, for total proceeds of CAN$610,000 (US$422,642).

       o March 2000, 821,637 common shares at an average price of $4.87 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004.

       o March, 2001, 200,000 common shares at $2.06 per share, for total proceeds of $412,000. A total of 100,000 warrants were issued as well, exercisable at a price of $2.06. These warrants expire on March 6, 2003.

       o August 3, 2001, 80,000 common shares at $2.50 per share for total proceeds of $200,000.

       o August 22, 2001, 140,000 common shares at $3.75 per share for total proceeds of $525,000.

       o October 3, 2001, 110,000 common shares at $3.75 per share for total proceeds of $412,500.

       o November 14, 2001, 64,100 common shares at $3.90 per share for total proceeds of $250,000.

       o January 24, 2002, 74,074 common shares at $4.05 per share for total proceeds of $300,000.

       o March 18, 2002, 195,000 common shares at $4.20 per share for total proceeds of $819,000.


On March 14, 2000, we became entitled to draw down on the $12 million equity line of credit with Jaspas Investments Limited, a British Virgin Islands corporation, through a common stock purchase agreement dated November 1, 1999 for the future issuance and purchase of Nymox's common shares. We expect the stock purchase agreement with Jaspas to provide significant, long-term financing that will enable us to advance our research and product development for the next three years. We plan to seek additional capital within the limits on financing contained in the common stock purchase agreement in order to accelerate product development and marketing and obtaining necessary regulatory approvals.

In general, the draw down facility created by the Jaspas agreement operates as follows: the investor, Jaspas, committed up to $12 million to purchase Nymox's common shares of Nymox over a thirty month period. Once a month, Nymox may request a draw of up to $750,000 of that money, subject to a formula based on average stock price and average trading volume, setting the maximum amount of any request for any given draw. At the end of a 22 day trading period following the draw down request, the amount of money that Jaspas will provide to Nymox and the number of shares Nymox will issue to Jaspas in return for that money is settled based on the formula in the stock purchase agreement. Jaspas receives a six (6%) percent discount to the market price for the 22 day period and Nymox receives the settled amount of the draw down less a 3% placement fee payable to its placement agents, Ladenburg Thalmann & Co. Inc. and Paul Revere Capital Corp.

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

Since March 14, 2000, the following drawings have been made under this common stock purchase agreement, for total proceeds of $1,327,273:

       o August 16, 2000, 152,616 common shares at a volume weighted average price of $3.2924 per share;

       o October 12, 2000, 137,889 common shares at a volume weighted average price of $3.6261 per share; and

       o February 7, 2001, 161,696 common shares at a volume weighted average price of $2.0240 per share.

       o May 31, 2001, 56,108 common shares at a volume weighted average price of $1.9466 per share.

Also, the Company has received total proceeds of $669,144 from the exercise of 256,900 options since 1995 as follows:

       o      $355,536 for 158,900 shares at a per share price of $2.25.

       o      $258,858 for 83,000 shares at a per share price of $3.12.

       o      $16,000 for 5,000 shares at a per share price of $3.20.

       o      $38,750 for 10,000 shares at a per share price of $3.875.

Pursuant to the share purchase agreement entered into to acquire a controlling interest of Serex, Inc., a total of 256,675 additional shares and 157,952 warrants were issued in exchange for the shares of Serex (see Note 5 "Business Acquisition" in the financial statements).

In total, Nymox has raised over $25 million, since its incorporation in May
1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $14,414 per month in 2002 and ongoing research funding payments to a U.S. medical facility totaling $292,000 for 2002. Total commitments beyond 2002 are summarized in note 7 to the consolidated financial statements.

Results Of Operations

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

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

In 2000, the Company acquired a majority interest in Serex, Inc. for a consideration comprising common shares, warrants and options having a value of approximately $1.3 million. See note 5 to the consolidated financial statements.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgement.

Our accounting policies are described in note 2 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company derives its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Deferred revenue presented in the balance sheet as at December 31, 2001 represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a continuing obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:
o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
o      Significant negative industry or economic trends.

No impairment losses were recognized for the years ended December 31, 2001, 2000 and 1999.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $6.4 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Revenue

Revenue from sales amounted to $235,288 for the year ended December 31, 2001, compared with $157,688 for the year ended December 31, 2000. The increase is attributable to higher sales volumes for both AlzheimAlert(TM) ($113,132) and NicAlert(TM) ($122,156) in 2001 compared to 2000 (AlzheimAlert(TM) $58,540 - NicAlert(TM) $99,148). The Company also earned revenue from research and licensing contracts ($127,403). Research contract revenue ($30,000) was funded by the Foundation for Nutritional Advancement. A director and officer of the Foundation is also a director of the Company. License fees ($97,403) include the sale of certain rights to a third party in 2001 for which the Company has no continuing obligations. Interest revenue was $17,918 in 2001 compared to $68,179 in 2000, due to lower average cash balances. In 2001, one customer accounted for approximately 26% of revenue and, in total, 5 customers accounted for 54% of revenue in 2001. In 2000 and 1999, no single customer accounted for more than 10% of revenue.

Expenses

Research and development expenditures were $1,499,654 for the year ended December 31, 2001, compared with $2,084,232 for the year ended December 31, 2000. Management reduced its salary expenses in R&D by reducing staff, while advancing its development of the products in the Company's pipeline. In 2001, research tax credits amounted to $20,052 compared to $10,457 in 2000.

Marketing expenditures remained relatively constant at $343,244 for the year ended December 31, 2001, in comparison to the expenditures of $363,142 for the year ended December 31, 2000.

General and administrative expenses amounted to $1,087,326 for the year ended December 31, 2001, compared with $1,335,500 in the year ended December 31, 2000. The decrease is principally due to reductions in professional fees.

Foreign Exchange
The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2001 expenses (75% in 2000) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2001 or 2000.

Results of Operations
Net losses for the period ended December 31, 2001 were $3,049,504, or $0.14 per share, compared to $4,023,979, or $0.19 per share, for the same period in 2000. The weighted, fully diluted, average number of common shares outstanding for the period ending December 31, 2001 were 21,995,694 compared to 21,130,286 for the same period in 2000.

Financial Position
Liquidity and Capital Resources

As of December 31, 2001, cash totaled $488,987 and receivables totaled $152,968. In November 1999, the Company signed a common share purchase agreement whereby the investor is committed to purchase up to $12 million of the Company's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. As at December 31, 2001, four drawings have been made under this share purchase agreement, for total proceeds of $1,436,364. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of $3.2924 per share; on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of $3.6261 per share, on February 7, 2001, 161,696 common shares were issued at a volume weighted average price of $2.0240 and on May 31, 2001, 56,108 common shares were issued at a volume weighted average price of $1.9466. The Company intends to access financing under this agreement when appropriate to fund its research and development.

In 2001, the Company completed private placements for 594,100 common shares and received aggregate proceeds of $1,799,500. On March 6, 2001, 200,000 shares were issued at a price of $2.06 in a private placement for total proceeds of $412,000. The private placement included 100,000 warrants, which expire on March 6, 2003, exercisable at a price of $2.06. On August 3, 2001, 80,000 shares were issued at a price of $2.50 in a private placement for total proceeds of $200,000. On August 22, 2001, 140,000 shares were issued at a price of $3.75 in a private placement for total proceeds of $525,000. On October 3, 2001, 110,000 shares were issued at a price of $3.75 in a private placement for total proceeds of $412,500. On November 14, 2001, 64,100 shares were issued at a price of $3.90 in a private placement for total proceeds of $250,000. A total of $318,055 was also raised through stock option exercises at prices ranging from $2.25 to $3.875. The Company intends to raise additional capital in 2002 in order to pursue its development. To March 31, 2002, the Company completed two private placements and issued 269,074 common shares for total proceeds of $1,119,000. The Company believes that funds from operations as well as from existing equity facilities will be sufficient to meet the Company's cash requirements for the next twelve months.

The Company invested $340,411 in additional capital assets in the year ended December 31, 2001, consisting mostly of patent costs, compared to $381,565 in the same period in 2000.

The Company intends to raise additional capital in 2002 in order to pursue its development. However, the Company believes that funds from operations as well as from existing equity facilities will be sufficient to meet the Company's cash requirements for the next twelve months.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenue
Revenue from sales amounted to $157,688 for the year ended December 31, 2000, compared with $153,252 for the year ended December 31, 1999. Sales for fiscal 2000 include the revenue from sales of the NicAlert(TM) test of $99,148 and for the diagnostic test AlzheimAlert(TM) and its predecessor AD7C(TM) of $58,540. The price for AlzheimAlert(TM) was reduced in 2000, resulting in a drop in revenue but not in sales volume for this product. Interest revenue was $68,179 in 2000, compared to $36,951 in 1999, derived from interest earned on the Company's cash balances. The AlzheimAlert(TM) test is an improved version of this diagnostic product and we anticipate an increase in sales volume and revenue for this product in the coming years.

Expenses
Research and development expenditures were $2,084,232 for the year ended December 31, 2000, compared with $1,137,122 for the year ended December 31, 1999, reflecting a net increase in expenditures in the development of the products in the Company's existing pipeline of $860,380, as well as development of the potential products acquired with the acquisition of Serex Inc. of $86,730. In 2000, research tax credits amounted to $10,457 compared to $4,181 in 1999.

Management reduced its marketing activities resulting in a decrease in expenditures to $363,142 for the year ended December 31, 2000 compared to $942,205 for the year ended December 31, 1999.

General and administrative expenses amounted to $1,335,500 for the year ended December 31, 2000, compared with $1,229,894 in the year ended December 31, 1999. The increase was principally due to the acquisition of Serex Inc. in 2000.

Results of Operations
Net losses for the period ended December 31, 2000 were $4,023,979, or $0.19 per share, compared to $3,314,296, or $0.17 per share, for the same period in 1999. The weighted average number of common shares outstanding for the period ending December 31, 2000 were 20,890,735 compared to 19,886,430 for the same period in 1999.

The Company invested $381,565 in additional capital assets in the year ended December 31, 2000, consisting mostly of patent costs, compared to $164,783 in the same period in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenue
Revenue on sales for the AD7C(TM) test amounted to $153,252 for the year ended December 31, 1999, compared with $104,804 for the year ended December 31, 1998, reflecting an increase in sales volume for this test. All of the sales revenue was derived from our AD7C(TM) urine test service offered in our clinical reference laboratory. Interest revenue was $36,951 in 1999 compared to $168,761 in 1998, derived from interest earned on the cash and short-term investments received from the private placements referred to previously.

Expenses
Research and development activities were reorganized resulting in a decrease in expenditures to $1,137,122 for the year ended December 31, 1999, compared with $2,091,745 for the year ended December 31, 1998. In 1999, research tax credits amounted to $4,181 compared to $4,003 in 1997.

Management reduced its marketing activities resulting in a decrease in expenditures to $942,205 for the year ended December 31, 1999 compared to $2,245,023 for the year ended December 31, 1998.

General and administrative expenses amounted to $1,229,894 for the year ended December 31, 1999, compared with $550,269 in the year ended December 31, 1998. This rise is attributable to net increases in professional fees of $195,242, shareholder relations of $256,063, and in administrative personnel of $101,943.

Results of Operations
Net losses for the period ended December 31, 1999 were $3,314,296, or $0.17 per share, compared to $4,783,213, or $0.25 per share, for the same period in 1998.

Inflation

We do not believe that inflation has had a significant impact on the results of our operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Dr. Paul Averback, M.D., D.A.B.P., 51, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox's predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Dr. Hans Black, MD, 48, Director since May 13, 1999, has a doctorate in medicine from McGill University, and has been Chairman and Chief Investment Officer of Interinvest Consulting Corporation, a Montreal-based global money management firm with offices in Toronto and Boston and affiliates in Bermuda and Zurich, for over twenty five years. Dr. Black appears regularly on the PBS network show, Nightly Business Report, and has been a guest lecturer at Harvard, Temple and McGill Universities. Dr. Black is a member of the boards of Fonds de Recherche de l'Institut de Cardiologie de Montreal and L'Opera de Montreal, a member of the Advisory Council of The Paul H. Nitze School of Advanced International Studies of Johns Hopkins University, and is a member of the board of the NASDAQ-listed Nymox Corporation. In addition, Dr. Black serves as chairman of the board of the Quebec-based food company, Les Aliments SoYummi Inc.

Jack Gemmell, 50, has been a Director since June, 2001 and is Nymox's General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years with before joining Nymox in July, 1998.

Michael R. Sonnenreich, 64, Director since April 18, 2000, is a graduate of Harvard University Law School, and has been Senior Partner of Michael Sonenreich, since 1973, Chairman and CEO of Kikaku America International for the past fifteen years, and President and CEO of Glocal Communications Corp. Ltd. of London for the past five years. He is also Vice Chairman of PharMa International Corporation of Tokyo, Director of Asset Advisory Services of Zurich, Member of the Board of Advisors of John Hopkins University School of Advanced International Studies and Member of the Board of Overseers of Tufts University Medical School. Mr. Sonnenreich has in the past been a Board Member or a Trustee of numerous important companies and universities, and has long-term involvements with many non-profit institutions, and served as President of the National Coordinating Council on Drug Education.

Professor Walter P. von Wartburg, 63, Director since April 18, 2000, is a partner in the private law practice of Law & Life Sciences in Basel, Switzerland, specializing in biotech and drug regulatory affairs. Prior to joining Law & Life Sciences, Professor von Wartburg spent 32 years in the pharmaceutical industry. Most recently, from 1996 to 1999, he was Chief Information Officer of Novartis and from 1990-1996, he was Chief of Staff of Ciba-Geigy (which merged with Sandor in 1996 to form Novartis). From 1980 to 1990, he was a member of the Executive Committee of Ciba-Geigy. He is a law graduate of the Universities of Basel, Paris, Princeton, Stanford and Harvard Law School; Member of the Basel Bar Association and Professor on public health policy at the Saint Gall Graduate School of Economics, Business and Public Administration. He is author of various books and articles on drug abuse, pharmaceutical legislation, biotechnology, issues management, communications and business administration. He is also the Founder-President of the Swiss Foundation for the Mentally Handicapped "PRO MENTE SANA;" Member of the National Advisory Board of the Bioethics Institute of the Johns Hopkins University and past Chairman of the Board of the University Hospital of Basel.

Michael Munzar, M.D., 48, Medical Director since June 1, 1996, received an M.D. from the Faculty of Medicine, McGill University, in 1979. He practiced medicine for over 15 years in a variety of institutional and private practice settings. He has a diverse medical background that includes most aspects of medical care, including geriatrics and psychiatry. He also has extensive business experience with the establishment, operation and management of medical facilities.

Mr. Roy M. Wolvin, 47, Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Compensation

The table below provides compensation information for the fiscal year ended December 31, 2001 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table

                                   Fiscal Year ending                Fiscal Year ending
                                     Dec. 31, 2001                     Dec. 31, 2000
NAME AND                                       OTHER CASH                          OTHER CASH
PRINCIPAL POSITION              SALARY         COMPENSATION        SALARY          COMPENSATION

Dr. Paul Averback             CAN$50,000             --          CAN$137,500             --
President and C.E.O.          (US$31,391)                         (US$86,326)

Mr. Roy Wolvin                CAN$70,000             --           CAN$84,375             --
Secretary-Treasurer           (US$43,948)                         (US$52,973)

Mr. Jack Gemmell              CAN$96,000             --          CAN$118,161             --
General Counsel               (US$60,271)                         (US$74,184)

Dr. Michael Munzar           CAN$138,000             --          CAN$171,000             --
Medical Director              (US$86,640)                        (US$107,358)



All directors and senior     CAN$354,000             --          CAN$511,036             --
management as a group        (US$222,250)                        (US$320,841)

Nymox does not have written employment contracts with any of the senior management named above.

Directors of Nymox, with the exception of the President and our General Counsel, are paid a fee of $1,000 for each board meeting attendance and are reimbursed for expenses incurred in connection with their office.

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

Nymox's Audit Committee recommends to the Board of Directors the firm to be appointed each year as independent auditors of the company's financial statements and to perform services related to the completion of such audit and the compensation to be paid to the firm. The Audit Committee also has responsibility for:

       o reviewing the scope and results of the audit with the independent auditors;

       o reviewing with management and the independent auditors the company's interim and year-end financial condition and results of operations;

       o considering the adequacy of the internal accounting, bookkeeping and control procedures of the company; and

       o reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence.

The Audit Committee also reviews at least once each year the terms of all material transactions and arrangements between the company and its affiliates. The Chairman of the Audit Committee is Hans Black, M.D. and the other members are Michael Sonnenreich and Walter von Wartburg. Nymox's Human Resources and Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for directors, executive officers and key employees of the company.

The Committee is also responsible for the administration and award of options to purchase shares pursuant to the company's option and share purchase plans. The Chairman of the Human Resources and Compensation Committee is Professor Walter von Wartburg and the other members are Dr. Hans Black, Michael Sonnenreich and Paul Averback, M.D. (ex officio).

Employees

In addition to the employees in its Maywood and St.-Laurent laboratories and offices, Nymox carries out its work with the assistance of an extensive group of research collaborators, out-sourced manufacturing teams, research suppliers, research institutions, service providers and research consultants. To help carrying out its marketing, Nymox has over 60 independent medical representatives detailing its products.

In its Maywood and St.-Laurent laboratories and offices, for the year 2001, the company employed on the average twenty-one persons with fifteen in research and development and six in administration and marketing; for the year 2000 twenty-three persons (eighteen in research and development and five in administration and marketing); and for the year 1999, twenty-nine persons (sixteen in research and development and thirteen in administration and marketing).


Share Ownership

As of May 31, 2002, the numbers of common shares owned by and options granted to directors and senior officers of the Corporation were as follows:

                                  Common               Options       Options                              Expiry Date
Name                              Shares Owned         Vested        Not Vested      Exercise Price       M/D/Y

Paul Averback, M.D.               12,650,895

Hans Black, M.D.                  10,000               25,000                               $3.12         05/13/09
                                                                                          (C$4.50)
                                                       25,000                               $3.875        05/01/10
                                                       20,000        30,000                 $6.93         05/01/10
                                                                                         (C$10.00)
                                                       10,000                               $4.70         06/15/10
                                                       25,000        50,000                 $4.33         11/13/11

Michael Sonnenreich               35,000               100,000                              $3.875        05/01/10
                                                       25,000        50,000                 $4.33         11/13/11

Walter von Wartburg               42,000               100,000                              $3.875        05/01/10
                                                       25,000        50,000                 $4.33         11/13/11

Jack Gemmell                      10,525               50,000                               $6.93         01/22/09
                                                                                         (C$10.00)
                                                       25,000                               $3.875        05/01/10
                                                       25,000                               $1.93         04/22/11

                                  Common               Options       Options                              Expiry Date
Name                              Shares Owned         Vested        Not Vested      Exercise Price       M/D/Y

Roy Wolvin                        5,000                10,000                               $2.25         01/17/06
                                                                                          (C$3.25)
                                                       10,000                               $9.53         01/17/06
                                                                                         (C$13.75)
                                                       10,000                               $6.79         01/17/06
                                                                                          (C$9.80)
                                                       20,000                               $6.93         01/17/06
                                                                                         (C$10.00)
                                                       20,000                               $3.12         05/13/09
                                                                                          (C$4.50)
                                                       5,000                                $1.93         04/22/11

Michael Munzar                    33,925               50,000                               $7.97         04/30/06
                                                                                         (C$11.50)
                                                       5,000                                $6.24         10/31/07
                                                                                          (C$9.00)
                                                       30,000                               $6.93         10/31/07
                                                                                         (C$10.00)
                                                                     10,000                 $6.93         10/31/07
                                                                                         (C$10.00)
                                                       20,000                               $3.12         05/13/09
                                                                                          (C$4.50)
                                                       50,000                               $3.90         08/25/10
                                                       35,000                               $1.93         04/22/11


Options

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

The board fixes the option price per share for common shares that are the subject of any option, when it grants any such option. The option price cannot involve a discount to the market price when the option is granted. The period during which an option is exercisable shall not exceed 10 years from the date when the option is granted. The options may not be assigned, transferred or pledged and expire within three months of the termination of employment or office with the Company and six months of the death of an individual.

Legal Proceedings

Amro International, S.A., a Panamanian company, served Nymox with a Statement of Claim filed with the Ontario Superior Court of Justice (Court File No. 00-CV-201587), claiming to be entitled to the issuance of 388,797 shares in accordance with repricing provisions contained in the March 2000 agreement between Amro and Nymox and to damages of $4 million for lost opportunity to sell these shares. Nymox believes that Amro's interpretation of the repricing provisions in the March 2000 agreement is incorrect and that Amro's damage claims are without merit. Nymox has filed a Statement of Defense and intends to defend the action vigorously and to consider its other options with respect to this matter.

Dr. Fitzpatrick, a former employee, has filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the company. She is claiming damages of up to $498,000.00 based upon alleged violations of New Jersey law and breach of an employment agreement, plus attorneys fees and costs. The company believes these claims are without merit and intends to defend the matter vigorously.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of May 31, 2002 the number of common shares owned by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

                                             Number of Common Shares owned by        Percent of Class of
Name of Shareholder                          Shareholder                             Common Shares
-----------------------------------------    -----------------------------------     -------------------------

Dr. Paul Averback                                          12,650,895                           56.1%

All directors and officers as a group                      12,787,345                           56.7%

In addition, as of May 31, 2002, Dr. Averback's wife owned 848,172 common shares (3.8%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.3%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Based on a public filing, Generic Trading of Philadelphia LLC reported that as of October 15, 2001 it beneficially owned 1,209,590 common shares or approximately 5.4% of Nymox's shares. Nymox does not know of any other shareholders who beneficially own more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of May 31, 2002, total shares outstanding were 22,567,531. There were 907 holders of record of the common shares and 4,688 beneficial shareholders in total. Of these, 124 were holders of record of the common shares and 2,613 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 3,484,470 shares, representing 15.6% of the outstanding shares of common stock.

Related Party Transactions

Research contract revenue ($30,000) was funded by the Foundation for Nutritional Advancement. Michael Sonnenreich, a director and officer of the Foundation is also a director of the Company.

ITEM 8. FINANCIAL INFORMATION


kpmg






         Consolidated Financial Statements of


         NYMOX PHARMACEUTICAL
         CORPORATION


         Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with United States generally accepted auditing standards and Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.



Chartered Accountants



Montreal, Canada

February 22, 2002 (except as to note 13, which is as of March 18, 2002)

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999




Financial Statements

     Consolidated Balance Sheets........................................... 46

     Consolidated Statements of Operations................................. 47

     Consolidated Statements of Deficit.................................... 48

     Consolidated Statements of Cash Flows................................. 49

     Notes to Consolidated Financial Statements............................ 50

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------
                                                         2001             2000
--------------------------------------------------------------------------------

Assets

Current assets:
     Cash                                       $     488,987    $     565,711
     Accounts and other receivables                   122,459          101,517
     Research tax credits receivable                   30,509           10,457
     Inventory                                         17,567            4,325
     Prepaid expenses and deposits                     55,000           67,500
--------------------------------------------------------------------------------
                                                      714,522          749,510

Capital assets (note 3):
     Property and equipment                           217,083          268,679
     Patents and intellectual property              3,154,441        3,144,015
--------------------------------------------------------------------------------
                                                    3,371,524        3,412,694

Deferred share issuance costs (note 6 (c))            106,195          222,512

--------------------------------------------------------------------------------
                                                $   4,192,241    $   4,384,716
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities   $     295,393    $     323,774
     Notes payable (note 5)                           396,775               -
     Deferred revenue                                  55,325               -
--------------------------------------------------------------------------------
                                                      747,493          323,774

Non-controlling interest (note 4)                     800,000          800,000

Shareholders' equity:
     Share capital and other (note 6)              25,798,195       23,243,941
     Deficit                                      (23,153,447)     (19,982,999)
--------------------------------------------------------------------------------
                                                    2,644,748        3,260,942

Commitments and contingency (note 7)
Subsequent events (note 13)

--------------------------------------------------------------------------------
                                                $   4,192,241    $   4,384,716
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_______________________  Director

_______________________  Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2001, 2000 and 1999
(in US dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
-------------------------------------------------------------------------------------------------------------------

Revenues:
     Sales                                           $       235,288        $     157,688        $     153,252
     License fees                                             97,403                   -                    -
     Research contracts                                       30,000                   -                    -
     Interest                                                 17,918               68,179               36,951
-------------------------------------------------------------------------------------------------------------------
                                                             380,609              225,867              190,203

Expenses:
     Research and development                              1,499,654            2,084,232            1,137,122
     Less research tax credits                               (20,052)             (10,457)              (4,181)
-------------------------------------------------------------------------------------------------------------------
                                                           1,479,602            2,073,775            1,132,941
     General and administrative                            1,087,326            1,335,500            1,229,894
     Marketing                                               343,244              363,142              942,205
     Cost of sales                                           131,904               87,450              103,340
     Depreciation and amortization                           381,582              375,810              136,947
     Interest and bank charges                                 6,455               14,169                5,856
-------------------------------------------------------------------------------------------------------------------
                                                           3,430,113            4,249,846            3,551,183
     Gain on disposal of capital assets                           -                    -               (46,684)
-------------------------------------------------------------------------------------------------------------------
                                                           3,430,113            4,249,846            3,504,499

-------------------------------------------------------------------------------------------------------------------
Net loss                                             $    (3,049,504)       $  (4,023,979)       $  (3,314,296)
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share                     $         (0.14)       $       (0.19)       $       (0.17)
-------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares:
     Basic                                                21,873,966           20,890,735           19,886,430
     Effect of dilutive options and warrants                 121,728              239,551              244,930

-------------------------------------------------------------------------------------------------------------------
     Diluted                                              21,995,694           21,130,286           20,131,360
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2001, 2000 and 1999
(in US dollars)
-------------------------------------------------------------------------------------------------------
                                                    2001                 2000                 1999
-------------------------------------------------------------------------------------------------------
Deficit, beginning of year               $   (19,982,999)     $   (15,605,816)     $   (12,256,479)

Net loss                                      (3,049,504)          (4,023,979)          (3,314,296)

Share issue costs                               (120,944)            (353,204)             (35,041)

-------------------------------------------------------------------------------------------------------
Deficit, end of year                     $   (23,153,447)     $   (19,982,999)     $   (15,605,816)
-------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999
(in US dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
-------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Net loss                                          $  (3,049,504)       $  (4,023,979)       $  (3,314,296)
     Adjustments for:
         Depreciation and amortization                       381,582              375,810              136,947
         Loss (gain) on disposal of capital assets               250                   -               (46,684)
         Foreign exchange                                         -                    -               (13,453)
         Write-off of note receivable                             -               108,280                   -
         Write-down of deferred share issuance costs          87,263                   -                    -
     Changes in operating assets and liabilities:
         Accounts and other receivables                      (20,942)              16,730               36,316
         Interest receivable                                      -                    -                31,928
         Receivable from a financial institution                  -                    -               441,696
         Research tax credits receivable                     (20,052)              (7,277)                 824
         Inventory                                           (13,242)              (4,325)                  -
         Prepaid expenses and deposits                        12,500               56,000             (102,945)
         Accounts payable and accrued liabilities            (28,381)            (380,511)             188,872
         Deferred revenue                                     55,325                   -                    -
-------------------------------------------------------------------------------------------------------------------
                                                          (2,595,201)          (3,859,272)          (2,640,795)

Cash flows from financing activities:
     Proceeds from issuance of share capital               2,554,254            5,010,981              969,253
     Proceeds from notes payable                             396,775              201,993              346,428
     Repayment of notes payable                                   -              (548,421)                  -
     Share issue costs                                       (91,890)            (380,365)            (230,392)
-------------------------------------------------------------------------------------------------------------------
                                                           2,859,139            4,284,188            1,085,289

Cash flows from investing activities:
     Additions to capital assets                            (340,662)            (381,568)            (164,783)
     Proceeds from disposal of capital assets                     -                    -               185,896
     Proceeds from collection of
       notes receivable                                           -                73,000                   -
     Net proceeds on maturity of short-term
       investments                                                -                    -             1,464,635
-------------------------------------------------------------------------------------------------------------------
                                                            (340,662)            (308,568)           1,485,748

Effect of foreign exchange rate changes on cash                   -                    -                24,215

-------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                              (76,724)             116,348              (45,543)

Cash, beginning of year                                      565,711              449,363              494,906

-------------------------------------------------------------------------------------------------------------------
Cash, end of year                                      $     488,987        $     565,711        $     449,363
-------------------------------------------------------------------------------------------------------------------

Supplemental disclosure to statements of cash flows:
     (a) Interest paid                                 $       6,455        $      14,169        $       5,856
     (b) Non-cash transactions:
              Acquisition of Serex Inc. by issuance
                of common shares and other securities              -            1,319,997                   -
              Amortization of deferred share
                issue costs charged to deficit                 29,054              20,220                   -

-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

1.   Business activities:

     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

     Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (a) Consolidation and change in measurement currency (continued):

         Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, the consolidated financial statements for the figures as at and for the year ended December 31, 1999 have been presented in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

     (b) Inventory:

         Inventory consists of finished goods and is carried at the lower of cost and net realizable value. The cost of finished goods is determined using the full cost accounting method.

     (c) Capital assets:

         Capital assets are recorded at cost. Depreciation and amortization are provided using the following method and annual rates:

         -----------------------------------------------------------------------
         Asset                                        Method            Rate
         -----------------------------------------------------------------------

         Laboratory equipment                  Straight-line             20%
         Computer equipment                    Straight-line             20%
         Office equipment and fixtures         Straight-line             20%
         Intellectual property rights          Straight-line             10%

         -----------------------------------------------------------------------

         Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over their economic useful lives or their legal terms of existence ranging from 17 to 20 years commencing in the year of commercial production of the developed products.

         Management reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment losses were identified by the Corporation for the years ended December 31, 2001, 2000 and 1999.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (d) Revenue recognition:

         The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue.

         Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

         Deferred revenue as at December 31, 2001 represents amounts billed to and received from customers in advance of revenue recognition.

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

     (g) Stock-based compensation plan:

         No compensation expense is recognized under the Corporation's stock-based compensation plan when stock options are issued to employees or non-employees. Any consideration paid on exercise of stock options is credited to share capital.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (h) Income taxes:

         The Corporation accounts for income taxes with the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

     (i) Earnings per share:

         Basic earnings per share are determined using the weighted average number of common shares outstanding during the period.

         In 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of diluted earnings per share. These new recommendations substantially eliminate the differences between Canadian and U.S. generally accepted accounting principles in this area. The standard requires that the treasury stock method be used for calculating diluted earnings per share. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

         Previously, fully diluted earnings per share were calculated on the assumption that common stock options and warrants which were dilutive are exercised at the beginning of the year or the date granted, if later, and the funds derived therefrom are invested at the Company's annual after tax cost of short-term financing. Under this method, the net earnings available to shareholders would be adjusted for this imputed interest.

         The adoption of the new standard did not affect previously reported earnings per share.

     (j) Use of estimates:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

3.   Capital assets:

-------------------------------------------------------------------------------------------------------------------
                                                                                                          2001
-------------------------------------------------------------------------------------------------------------------

                                                                              Accumulated
                                                                             depreciation             Net book
                                                                 Cost    and amortization                value
-------------------------------------------------------------------------------------------------------------------

     Property and equipment:
         Laboratory equipment                          $     615,656        $     444,049        $     171,607
         Computer equipment                                   73,044               41,497               31,547
         Office equipment and fixtures                        88,949               75,020               13,929
-------------------------------------------------------------------------------------------------------------------
                                                              777,649             560,566              217,083

     Intangible assets:
         Patents                                           1,660,475              269,781            1,390,694
         Intellectual property rights acquired             2,219,564              455,817            1,763,747
-------------------------------------------------------------------------------------------------------------------
                                                            3,880,039             725,598            3,154,441

-------------------------------------------------------------------------------------------------------------------
                                                       $    4,657,688       $   1,286,164        $   3,371,524
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                                          2000
-------------------------------------------------------------------------------------------------------------------

                                                                              Accumulated
                                                                             depreciation             Net book
                                                                 Cost    and amortization                value
-------------------------------------------------------------------------------------------------------------------

     Property and equipment:
         Laboratory equipment                          $     613,219        $     401,389        $     211,830
         Computer equipment                                   73,049               33,611               39,438
         Office equipment and fixtures                        88,949               71,538               17,411
-------------------------------------------------------------------------------------------------------------------
                                                              775,217             506,538              268,679

     Intangible assets:
         Patents                                           1,322,496              162,696            1,159,800
         Intellectual property rights acquired             2,219,564              235,349            1,984,215
-------------------------------------------------------------------------------------------------------------------
                                                            3,542,060             398,045            3,144,015

-------------------------------------------------------------------------------------------------------------------
                                                       $    4,317,277       $     904,583        $   3,412,694
-------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

4.   Business acquisition:

     In 2000, the Corporation entered into a share purchase agreement to acquire a controlling interest in Serex, Inc. ("Serex"), a privately-held development stage corporation based in New Jersey. When the agreement closed on March 2, 2000, the Corporation acquired 72.3% of the issued and outstanding common stock of Serex in exchange for 187,951 common shares of the Corporation having a value of approximately $657,825, and a warrant to purchase 115,662 of the Corporation's common shares at a price of $3.70 per share exercisable on the following dates: (i) January 8, 2001 - 35,783 shares (ii) January 8, 2002 - 30,000 shares (iii) January 8, 2003 - 30,000 shares, (iv) January 8, 2004 - 19,879 shares. In connection with this acquisition, the Corporation also issued 40,000 options to the selling shareholder to purchase the Corporation's shares. The options are exercisable at a price of $3.70/share over a four-year period.

     On August 1, 2000, the Corporation acquired an additional 293,138 shares of Serex for a consideration consisting of 54,646 common shares of the Corporation having a value of $191,261 and warrants to purchase 33,627 of the Corporation's common shares at a price of $3.70 per share. On October 25, 2000, the Corporation acquired an additional 75,520 shares of Serex for a consideration of 14,078 common shares of the Corporation having a value of $49,273 and warrants to purchase 8,663 of the Corporation's common shares at a price of $3.70 per share. After the above transactions, the Corporation had approximately 98% of the outstanding shares of Serex.

     The acquisition has been accounted for using the purchase method and, accordingly, these consolidated financial statements include the results of operations of Serex since the date of acquisition. Details of the acquisition are as follows:

-------------------------------------------------------------------------------

     Assets acquired:
         Current assets                                      $      98,746
         Capital assets                                             19,056
         Current liabilities                                      (217,369)
         Non-controlling interest (i)                             (800,000)
-------------------------------------------------------------------------------
                                                                  (899,567)

     Patents, technological platform and
       know-how acquired ("Intellectual
       property rights")                                         2,219,564

-------------------------------------------------------------------------------
     Value of assets acquired                                $   1,319,997
-------------------------------------------------------------------------------

     Consideration:
         Common shares                                       $     898,359
         Warrants and options (ii)                                 421,638

-------------------------------------------------------------------------------
                                                             $   1,319,997
-------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

4.   Business acquisition (continued):

     (i) Non-controlling interest includes redeemable, convertible preferred shares of Serex held by third parties in the amount of $800,000. Up to 50% of preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price. The preferred shares are convertible into common shares of Serex at a price of $3.946 per share.

     (ii)The Corporation determined that the warrants and options issued in connection with the acquisition of Serex had a value of $421,638, which was determined using the methodology described in note 10 (d) (2).


5.   Notes payable:

-------------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000
-------------------------------------------------------------------------------------------------------------------

     Note payable, bearing interest at the prime rate
       plus 2%, due May 2002                                                $      96,775        $          -
     Note payable, bearing interest at the prime rate
       plus 2%, due June 2002                                                     300,000                   -

-------------------------------------------------------------------------------------------------------------------
                                                                            $     396,775        $          -
-------------------------------------------------------------------------------------------------------------------


6.   Share capital and other:

-------------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000
-------------------------------------------------------------------------------------------------------------------

     Authorized:
         An unlimited number of common shares

     Issued and outstanding:
         22,297,525 common shares (2000 - 21,377,621)                      $   25,376,557       $   22,822,303
         Warrants and options (see note 4 (ii))                                   421,638              421,638

-------------------------------------------------------------------------------------------------------------------
                                                                           $   25,798,195       $   23,243,941
-------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (a) Changes in the Corporation's outstanding common shares are presented below:

-------------------------------------------------------------------------------------------------------------------
                                                                                  Shares              Dollars
-------------------------------------------------------------------------------------------------------------------

         Issued and outstanding, December 31, 1999                             20,003,804       $   16,912,963

         Issue of common shares for cash under private
           placements and common stock purchase
           agreement (b) (c)                                                    1,112,142            5,000,000

         Issue of common shares in connection
           with Serex acquisition                                                 256,675              898,359

         Issue of common shares pursuant to exercise
           of stock options (e)                                                     5,000               10,981

-------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2000                                            21,377,621           22,822,303

         Issue of common shares for cash under private
           placements and common stock purchase
           agreement (b) (c)                                                      811,904            2,236,199

         Issue of common shares pursuant to exercise
           of stock options (e)                                                   108,000              318,055

-------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2001                                            22,297,525       $   25,376,557
-------------------------------------------------------------------------------------------------------------------

     (b) Private placements:

         In 2001, the Corporation completed private placements for 594,100 common shares and received aggregate proceeds of $1,799,490. In 2000, the Corporation completed a private placement for 821,637 common shares for total aggregate proceeds of $4,000,000. The share issue costs related to these private placements have been charged against the deficit.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

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

         The Corporation may make up to 24 drawdowns to a maximum of $750,000/drawdown and $12,000,000 in total. There are certain conditions that must be satisfied before Jaspas is obligated to purchase the Corporation's common shares. In 2001, the Corporation issued 217,804 common shares (290,505 in 2000) and raised $436,709 under this facility (2000 - $1,000,000).

         The Corporation has also issued a warrant to Jaspas to purchase 200,000 common shares (see note 6 (d)).

         The gross fees related to this transaction amounted to $242,732. These costs were initially accounted for as deferred share issuance costs to be amortized over the thirty-month drawdown period. Amortization is calculated for each drawdown based on the percentage of the actual drawdown over the total facility. In 2001, the Corporation amortized $29,054 (2000 - $20,220) of deferred share issuance costs to the deficit related to drawdowns in the year. In addition, the Corporation wrote off against earnings deferred share issuance costs in the amount of $87,263 for the portion of the facility that can no longer be utilized by the Corporation. The facility expires in September 2002.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (d) Warrants:

         The Corporation has issued the following warrants to purchase common shares:

-------------------------------------------------------------------------------------------------------------------
                       Exercise                                           Outstanding at
                      price per                    Exercised                December 31,
         Warrants         share       Issued         to date    Expired             2001                Expiry
-------------------------------------------------------------------------------------------------------------------

         Series E        $ 4.53      200,000  (i)         -          -           200,000     November 30, 2004
         Series F        $ 4.06      160,000 (ii)         -          -           160,000     November 30, 2004
         Series G        $ 3.70      115,662(iii)         -          -           115,662       January 8, 2005
         Series H        $ 9.38       66,667 (iv)         -          -            66,667         March 6, 2004
         Series I        $ 7.81       26,667 (iv)         -          -            26,667         March 6, 2004
         Series J        $ 3.70       42,290(iii)         -          -            42,290         July 31, 2005
         Series K        $ 2.06      100,000 (iv)         -          -           100,000         March 6, 2003

-------------------------------------------------------------------------------------------------------------------

         (i) Warrant issued to Jaspas in connection with the common stock purchase agreement referred to in note 6 (c). The warrant entitles Jaspas to purchase 200,000 common shares at an exercise price of US$4.5315.

         (ii) Warrants issued to placement agents in connection with the common stock purchase agreement. The warrants are exercisable at a price of US$4.0625.

        (iii) Warrants issued in connection with the Serex acquisition (see note 4).

         (iv) Warrants issued in connection with certain private placements (see note 6 (b)).

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (e) Stock options (continued):

         Changes in outstanding options were as follows for the last two fiscal periods:

-------------------------------------------------------------------------------------------------------------------
                                                                                              Weighted average
                                                                                   Number       exercise price
-------------------------------------------------------------------------------------------------------------------

         Balance, December 31, 1998                                             1,926,000        $        3.97

         Granted                                                                  351,500                 3.72

         Exercised                                                                (98,900)                2.25

         Expired                                                                  (55,000)                6.63

         Cancelled                                                               (993,100)                2.30

-------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 1999                                             1,130,500                 4.76

         Granted                                                                  549,000                 4.06

         Exercised                                                                 (5,000)                2.20

         Expired                                                                  (10,000)                4.26

         Cancelled                                                                (25,000)                3.12

-------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2000                                             1,639,500                 4.54

         Granted                                                                  413,500                 3.78

         Exercised                                                               (108,000)                2.95

         Expired                                                                 (265,000)                4.04

         Cancelled                                                                (40,000)                3.70

-------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2001                                             1,640,000        $        4.51
-------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

6.   Share capital and other (continued):

     (e) Stock options (continued):

         At December 31, 2001, options outstanding and exercisable were as follows:

-------------------------------------------------------------------------------------------------------------------
           Options outstanding      Options exercisable       Exercise price per share             Expiry date
-------------------------------------------------------------------------------------------------------------------
                 1,500                          1,500                       $     1.93        February 6, 2002
                20,000                         20,000                             6.93      September 12, 2002
                10,000                         10,000                             2.25          April 13, 2004
                 5,000                          5,000                             9.53          April 13, 2004
                 5,000                          5,000                             6.79          April 13, 2004
                40,000                         35,000                             6.93          April 13, 2004
                 5,000                          5,000                             6.24          April 13, 2004
               210,000                        210,000                             2.25        January 17, 2006
                10,000                         10,000                             9.53        January 17, 2006
                10,000                         10,000                             6.79        January 17, 2006
                20,000                         20,000                             6.93        January 17, 2006
               100,000                        100,000                             7.97          April 30, 2006
                10,000                         10,000                            11.60         August 13, 2006
                10,000                         10,000                             6.24         August 13, 2006
                30,000                         30,000                             6.93         August 13, 2006
                 5,000                          5,000                             6.24        October 31, 2007
                40,000                         40,000                             6.93        October 31, 2007
                 9,000                          9,000                             6.41       December 19, 2007
               100,000                        100,000                             4.85        November 9, 2008
                50,000                         50,000                             6.93        January 22, 2009
                 2,000                          2,000                             6.41          March 23, 2009
                67,000                         67,000                             3.12            May 13, 2009
                75,000                         75,000                             3.12            June 1, 2009
               255,000                        255,000                             3.88             May 1, 2010
                50,000                         10,000                             6.93             May 1, 2010
                10,000                         10,000                             4.70           June 15, 2010
                10,000                         10,000                             3.50           July 13, 2010
                 2,000                          2,000                             4.00           July 13, 2010
                11,500                         11,500                             3.20         August 14, 2010
                 5,000                          5,000                             3.15         August 16, 2010
                50,000                         50,000                             3.90         August 25, 2010
                10,000                         10,000                             2.21        January 16, 2011
                70,500                         70,500                             1.93          April 23, 2011
                 2,000                          2,000                             3.75         October 1, 2011
               100,000                         20,000                             4.00        November 1, 2011
                 4,500                          4,500                             4.20        November 9, 2011
               225,000                         75,000                             4.33       November 13, 2011

-------------------------------------------------------------------------------------------------------------------
             1,640,000                      1,365,000                       $     4.51
-------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

7.   Commitments and contingency:

     (a) Operating leases:

         Minimum lease payments under operating leases for the Corporation's premises for the next four years are as follows:

-----------------------------------------------------------------------------

         2002                                              $     172,958
         2003                                                    172,958
         2004                                                    172,958
         2005                                                     67,084

-----------------------------------------------------------------------------
                                                           $     585,958
-----------------------------------------------------------------------------

     (b) Research funding agreement:

         The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $770,750 in the next three years as follows:

-----------------------------------------------------------------------------

         2002                                              $     292,000
         2003                                                    249,000
         2004                                                    229,750

-----------------------------------------------------------------------------
                                                           $     770,750
-----------------------------------------------------------------------------


         Under this agreement, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

     (c) Contingency:

         A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in the March 2000 private placement agreement referred to in note 6 (b) and to damages of $275,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

8.   Income taxes:

     Details of the components of income taxes are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
-------------------------------------------------------------------------------------------------------------------

     Loss before income taxes:
         Canadian operations                         $    (2,257,157)       $  (2,558,476)       $  (2,631,662)
         U.S. operations                                    (792,347)          (1,465,503)            (682,634)
-------------------------------------------------------------------------------------------------------------------
                                                          (3,049,504)          (4,023,979)          (3,314,296)

     Basic income tax rate                                      37.0%               38.0%                38.0%

-------------------------------------------------------------------------------------------------------------------
     Income tax recovery at statutory rates                1,128,000            1,529,000            1,260,000

     Adjustments in income taxes resulting from:
         Non-recognition of losses and other
           unclaimed deductions                           (1,128,000)          (1,529,000)          (1,260,000)

-------------------------------------------------------------------------------------------------------------------
     Income taxes                                    $            -         $          -         $          -
-------------------------------------------------------------------------------------------------------------------


     The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

-------------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000
-------------------------------------------------------------------------------------------------------------------

     Non-capital losses                                                     $   6,200,000        $   5,695,000

     Scientific research and experimental development
       expenditures                                                               600,000              544,000

     Investment tax credits                                                       250,000              230,000

     Share issue costs                                                            135,000              200,000

     Intellectual property rights                                                (500,000)            (590,000)

     Foreign exchange gains                                                      (240,000)            (135,000)

     Less valuation allowance                                                  (6,445,000)          (5,944,000)

-------------------------------------------------------------------------------------------------------------------
     Net future tax asset                                                   $          -         $          -
-------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

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

     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. These expire as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                  Federal           Provincial
-------------------------------------------------------------------------------------------------------------------

     Non-capital losses:
         2002                                                               $     575,000        $          -
         2003                                                                   1,250,000              800,000
         2004                                                                   1,375,000              685,000
         2005                                                                   1,950,000            1,950,000
         2006                                                                   2,214,000            2,214,000
         2007                                                                   2,578,000            2,578,000
         2008                                                                   1,509,000            1,509,000

     Scientific research and development expenditures:
         (Indefinitely)                                                         1,448,000            2,974,000

-------------------------------------------------------------------------------------------------------------------

     The Corporation also has investment tax credits available in the amount of approximately $400,000 to reduce future years' federal taxes payable. These credits expire as follows:

-------------------------------------------------------------------------------------------------------------------

     2005                                                                                        $      25,000
     2006                                                                                              184,000
     2007                                                                                               98,000
     2008                                                                                                3,000
     2009                                                                                                8,000
     2010                                                                                               32,000
     2011                                                                                               50,000

-------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

8.   Income taxes (continued):

     In addition, the Corporation's US subsidiaries have losses carried forward of approximately $8,013,000 which expire as follows:

--------------------------------------------------------------------------------

     2010                                                       $      50,000
     2011                                                           1,035,000
     2012                                                           1,933,000
     2018                                                           2,782,000
     2019                                                           1,005,000
     2020                                                             750,000
     2021                                                             458,000

--------------------------------------------------------------------------------


9.   Financial instruments:

     (a) Foreign currency risk management:

         As indicated in note 2 (a), the Corporation adopted the US dollar as its measurement currency effective January 1, 2000 because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation's expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation's operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

     (b) Fair value disclosure:

         Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

         The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

9.   Financial instruments (continued):

     (c) Credit risk:

         Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Company performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

     (d) Interest rate risk:

         The Company's exposure to interest rate risk is as follows:

--------------------------------------------------------------------------------

         Cash                                           Fixed interest rate
         Notes payable                               Floating interest rate

--------------------------------------------------------------------------------


10.  Canadian/U.S. Reporting Differences:

     (a) Consolidated statements of earnings:

         The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                   2001              2000                 1999
-------------------------------------------------------------------------------------------------------------------

         Net loss, Canadian GAAP                        $    (3,049,504)    $  (4,023,979)       $  (3,314,296)

         Adjustments:
              Amortization of patents (i)                         9,411             9,361                9,142
              Stock-based compensation - options
                granted to non-employees (ii)                   (55,040)         (257,690)            (198,815)
              Change in reporting currency (iii)                     -                 -                94,803

-------------------------------------------------------------------------------------------------------------------
         Net loss, U.S. GAAP                            $    (3,095,133)    $  (4,272,308)       $  (3,409,166)
-------------------------------------------------------------------------------------------------------------------

         Loss per share, U.S. GAAP                      $        (0.14)     $      (0.20)        $      (0.17)
-------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (b) Consolidated shareholders' equity:

         The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                   2001              2000                 1999
-------------------------------------------------------------------------------------------------------------------
         Shareholders' equity, Canadian GAAP              $   2,644,748     $   3,260,942        $   1,307,147

         Adjustments:
              Amortization of patents (i)                      (138,535)         (147,946)            (157,307)
              Stock-based compensation - options
                granted to non-employees (ii):
                  Cumulative compensation expense            (1,260,583)       (1,205,543)            (947,853)
                  Additional paid-in capital                  1,313,146         1,258,106            1,000,416
              Change in reporting currency (iii)                (62,672)          (62,672)             (62,672)
-------------------------------------------------------------------------------------------------------------------
                                                               (148,644)         (158,055)            (167,416)

-------------------------------------------------------------------------------------------------------------------
         Shareholders' equity, U.S. GAAP                  $   2,496,104     $   3,102,887        $   1,139,731
-------------------------------------------------------------------------------------------------------------------


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

         (iii)  Change in reporting currency:

                As explained in note 2 (a), the Company has adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year and the statement of earnings at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------


10.  Canadian/U.S. Reporting Differences (continued):

     (c) Consolidated comprehensive income:

-------------------------------------------------------------------------------------------------------------------
                                                                2001                 2000                 1999
-------------------------------------------------------------------------------------------------------------------

         Net loss, US GAAP                             $  (3,095,133)       $  (4,272,308)       $  (3,409,166)

         Other comprehensive income (loss):
              Foreign currency translation
                adjustment                                         -                   -               111,518

-------------------------------------------------------------------------------------------------------------------
         Comprehensive loss                            $  (3,095,133)       $  (4,272,308)       $  (3,297,648)
-------------------------------------------------------------------------------------------------------------------


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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP:

         (1)  Development stage company:

              The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following additional disclosures are provided:

-----------------------------------------------------------------------------------------------------------
                                                                       Cumulative           Cumulative
                                                                since the date of    since the date of
                                                                     inception of         inception of
                                                                  the Corporation      the Corporation
                                                                  to December 31,      to December 31,
                                                                             2001                 2000
-----------------------------------------------------------------------------------------------------------

      Revenues:
          Interest revenue                                         $      502,068      $       484,150
          Sales                                                           668,064              432,776
          License revenue                                                  97,403                   -
          Research contract                                                30,000                   -

      Expenses:
          Gross research and development expenditures                  11,044,704            9,545,050
          Other expenses                                               13,395,963           11,445,452

      Cash inflows (outflows):
          Operating activities                                        (21,588,838)         (18,918,110)
          Investing activities                                           (778,198)            (513,063)
          Financing activities                                         24,296,442           21,437,303

-----------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (1)  Development stage company (continued):

              The statement of shareholders' equity since date of inception is presented below:

-------------------------------------------------------------------------------------------------------------------
                                                                          Additional
                                             Number of         Consi-        paid-in      Accumulated
                                                shares       deration        capital          deficit        Total
-------------------------------------------------------------------------------------------------------------------
Year ended July 31, 1990:
    Common shares issued                     2,500,000    $   172,414    $      --      $      --      $   172,414
    Net loss                                      --             --             --         (109,241)      (109,241)
-------------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1990                   2,500,000        172,414           --         (109,241)        63,173

Year ended July 31, 1991:
    Net loss                                      --             --             --          (21,588)       (21,588)
    Cumulative translation adjustment             --            1,499           --             (950)           549
-------------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1991                   2,500,000        173,913           --         (131,779)        42,134

Year ended July 31, 1992:
    Common shares issued                         9,375         31,468           --             --           31,468
    Net loss                                      --             --             --          (45,555)       (45,555)
    Cumulative translation adjustment             --           (6,086)          --            5,598           (488)

-------------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1992                   2,509,375        199,295           --         (171,736)        27,559

Year ended July 31, 1993:
    Common shares issued                       201,250        159,944           --             --          159,944
    Common shares cancelled                   (500,000)          --             --             --             --
    Net loss                                      --             --             --          (38,894)       (38,894)
    Cumulative translation adjustment             --          (13,994)          --           12,830         (1,164)

-------------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1993                   2,210,625        345,245           --         (197,800)       147,445

Year ended July 31, 1994:
    Common shares issued                         2,500          7,233           --             --            7,233
    Net loss                                      --             --             --          (53,225)       (53,225)
    Cumulative translation adjustment             --          (25,173)          --           15,808         (9,365)

-------------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1994                   2,213,125        327,305           --         (235,217)        92,088

Year ended July 31, 1995:
    Common shares issued                        78,078        303,380           --             --          303,380
    Net loss                                      --             --             --         (285,910)      (285,910)
    Cumulative translation adjustment             --            5,196           --           (7,221)        (2,025)

-------------------------------------------------------------------------------------------------------------------
    Balance, July 31, 1995                   2,291,203        635,881           --         (528,348)       107,533

Period ended December 31, 1995:
    Adjustment necessary to
      increase the number of
      common shares                         12,708,797           --             --             --             --

-------------------------------------------------------------------------------------------------------------------
    Adjusted number of
      common shares                         15,000,000        635,881           --         (528,348)       107,533
    Common shares issued                     2,047,082      2,997,284           --             --        2,997,284
    Net loss                                      --             --             --       (1,194,226)    (1,194,226)
    Share issue costs                             --         (153,810)          --             --         (153,810)
    Cumulative translation adjustment             --            2,858           --           (6,328)        (3,470)

-------------------------------------------------------------------------------------------------------------------
    Balance, December 31, 1995
      carried forward                       17,047,082      3,482,213           --       (1,728,902)     1,753,311

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (1)  Development stage company (continued):

              The statement of shareholders' equity since date of inception is presented below (continued):

-------------------------------------------------------------------------------------------------------------------
                                                                          Additional
                                             Number of         Consi-        paid-in      Accumulated
                                                shares       deration        capital          deficit        Total
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995
  brought forward                            17,047,082   $  3,482,213   $       --     $ (1,728,902)  $  1,753,311

Year ended December 31, 1996:
    Common shares issued                        882,300      3,852,364           --             --        3,852,364
    Net loss                                       --             --             --       (3,175,587)    (3,175,587)
    Share issue costs                              --         (170,699)          --             --         (170,699)
    Stock-based compensation                       --             --          434,145           --          434,145
    Cumulative translation adjustment              --          (16,769)        (2,217)        24,544          5,558
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   17,929,382      7,147,109        431,928     (4,879,945)     2,699,092

Year ended December 31, 1997:
    Common shares issued                        703,491      3,180,666           --             --        3,180,666
    Net loss                                       --             --       (3,755,409)    (3,755,409)
    Share issue costs                              --         (161,482)          --             --         (161,482)
    Capital stock subscription                     --          352,324           --             --          352,324
    Stock-based compensation                       --             --          108,350           --          108,350
    Cumulative translation adjustment              --         (299,275)       (21,578)       325,364          4,511
--------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                   18,632,873     10,219,342        518,700     (8,309,990)     2,428,052

Year ended December 31, 1998:
    Common shares issued                      1,095,031      5,644,638           --             --        5,644,638
    Net loss                                       --             --             --       (4,979,562)    (4,979,562)
    Share issue costs                              --          (54,131)          --             --          (54,131)
    Stock-based compensation                       --             --          274,088           --          274,088
    Cumulative translation adjustment              --         (685,156)       (43,750)       720,173         (8,733)
--------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                   19,727,904     15,124,693        749,038    (12,569,379)     3,304,352

Year ended December 31, 1999:
    Common shares issued                        275,900        969,253           --             --          969,253
    Net loss                                       --             --             --       (3,409,166)    (3,409,166)
    Share issue costs                              --          (35,041)          --             --          (35,041)
    Stock-based compensation                       --             --          198,815           --          198,815
    Cumulative translation adjustment              --          943,133         52,563       (884,178)       111,518
--------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                   20,003,804     17,002,038      1,000,416    (16,862,723)     1,139,731

Year ended December 31, 2000:
    Common shares issued                      1,373,817      5,909,340           --             --        5,909,340
    Warrants and options                           --          421,638           --             --          421,638
    Net loss                                       --             --             --       (4,272,308)    (4,272,308)
    Share issue costs                              --         (353,204)          --             --         (353,204)
    Stock-based compensation                       --             --          257,690           --          257,690
--------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000
  carried forward                            21,377,621     22,979,812      1,258,106    (21,135,031)     3,102,887


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (1)  Development stage company (continued):

              The statement of shareholders' equity since date of inception is presented below (continued):

----------------------------------------------------------------------------------------------------------
                                                                 Additional
                                   Number of         Consi-         paid-in     Accumulated
                                      shares       deration         capital         deficit          Total
----------------------------------------------------------------------------------------------------------

Balance, December 31, 2000
  brought forward                 21,377,621   $ 22,979,812    $  1,258,106   $(21,135,031)   $  3,102,887

Year ended December 31, 2001:
    Common shares                    919,904      2,554,254            --             --         2,554,254
    Net loss                            --             --              --       (3,095,133)     (3,095,133)
    Share issue costs                   --         (120,944)           --             --          (120,944)
    Stock-based compensation            --             --            55,040           --            55,040
-----------------------------------------------------------------------------------------------------------

Balance, December                 22,297,525   $ 25,413,122    $  1,313,146   $(24,230,164)   $  2,496,104
-----------------------------------------------------------------------------------------------------------

         (2)  Stock-based compensation:

              For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 10 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

-----------------------------------------------------------------------------------------------------
                                                        2001              2000              1999
-----------------------------------------------------------------------------------------------------

Net loss           As reported    (US GAAP)    $  (3,095,133)  $    (4,272,308)   $   (3,409,166)
                   Pro-forma                      (3,347,102)       (5,884,919)       (3,990,187)

Loss per share     As reported    (US GAAP)            (0.14)            (0.20)            (0.17)
                   Pro-forma                           (0.15)            (0.28)            (0.20)

-----------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

10.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued):

         (2)  Stock-based compensation (continued):

              The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 2.20% (2000 - 5.49%; 1999 - 5.50%), dividend yield of 0%, expected volatility of 59% (2000 - 163%; 1999 - 80%), and expected life of 5 years.

     (e) Recent accounting pronouncements:

         In July 2001, FASB issued SFAS 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141, which replaces APB Opinion No. 16, revises the accounting standards for business combinations and is effective for acquisitions initiated after June 30, 2001. SFAS 142, which replaces APB Opinion No. 17, revises the standards in accounting for goodwill and other intangibles and is effective for fiscal years beginning after December 15, 2001. Similar standards have been adopted by the Canadian Institute of Chartered Accountants. Effective for the Company's fiscal year beginning January 1, 2002, the statement changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this statement requires acquired intangible assets to be separately recognized if the benefit of the intangible assets is obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. The Company does not expect SFAS No. 142 to have a material impact on its financial statements.

         In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company does not expect SFAS No. 143 to have a material impact on its financial statements.

         In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 provides accounting guidance for long-lived assets to be disposed of other than by sale, and to be disposed of by sale. This statement is effective for the Company's fiscal year beginning January 1, 2002. The Company does not expect SFAS No. 144 to have an initial material impact on its financial statements upon adoption.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------

11.  Segment disclosures:

     The Corporation operates in one reporting segment - the research and development of products for the treatment of Alzheimer's and other diseases. Geographic segment information is as follows:

--------------------------------------------------------------------------------
                                                                        United
                                                   Canada               States
--------------------------------------------------------------------------------

     Revenues:
         2001                               $     145,501        $     235,108
         2000                                      68,179              157,688
         1999                                      40,963              149,240

     Net loss:
         2001                                  (2,257,157)            (792,347)
         2000                                  (2,558,476)          (1,465,503)
         1999                                  (2,631,662)            (682,634)

     Capital assets:
         2001                                   3,086,869              284,655
         2000                                   3,191,042              221,652

     Total assets:
         2001                                   3,629,455              562,786
         2000                                   4,110,466              408,172

--------------------------------------------------------------------------------

     In 2001, one customer accounted for approximately 26% of revenues and, in total, 5 customers accounted for 54% of revenues in 2001. In 2000 and 1999, no single customer accounted for more than 10% of revenues.

12.  Comparative figures:

     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

13.  Subsequent events:

     (a) Private placements:

         In February 2002, the Corporation completed a private placement and issued 74,074 common shares for gross proceeds of $300,000. On March 18, 2002, the Corporation completed a private placement and issued 195,000 common shares for gross proceeds of $819,000.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------


13.  Subsequent events (continued):

     (b) Demand for arbitration:

         In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. The Corporation believes these claims are without merit and intends to defend the matter vigorously.

ITEM 9. OFFER AND LISTING DETAILS

Nymox's common shares trade on the Nasdaq Stock Market. Nymox's common shares traded on the Nasdaq National Market from December 1, 1997 until September 16, 1999 when they began trading on the Nasdaq SmallCap Market. Nymox's common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the Nasdaq Stock Market during the periods indicated.

Annual High and Low Market Prices - Past Five Years

YEAR                             ANNUAL HIGH                ANNUAL LOW
----                             -----------                ----------

1997                                $10.750                    $6.250
1998                                $13.625                    $2.500
1999                                 $5.875                    $2.500
2000                                $10.563                    $1.063
2001                                 $4.910                    $1.750
2002                                 $5.000                    $2.810

Quarterly High and Low Market Prices - Past Two Years

YEAR         QUARTERLY PERIOD         HIGH SALES PRICE         LOW SALES PRICE
----         ----------------         ----------------         ---------------

2000         1st Quarter                    $10.563                $2.625
             2nd Quarter                     $5.875                $2.625
             3rd Quarter                     $6.063                $2.906
             4th Quarter                     $3.875                $1.063

2001         1st Quarter                     $3.000                $1.750
             2nd Quarter                     $3.100                $1.760
             3rd Quarter                     $4.910                $2.310
             4th Quarter                     $5.000                $3.650

2002         1st Quarter                     $4.410                $3.500
             2nd Quarter                     $4.120                $2.810

Monthly High and Low Market Prices - Most Recent Six Months

DATE                               MONTHLY HIGH                   MONTHLY LOW
----                               ------------                   -----------

December, 2001                           $4.380                      $3.760
January, 2002                            $4.220                      $3.560
February, 2002                           $4.110                      $3.500
March, 2002                              $4.410                      $3.740
April, 2002                              $4.040                      $2.810
May, 2002                                $4.120                      $3.540

ITEM 10. ADDITIONAL INFORMATION

Warrants Outstanding
Description              Warrants Issued     Exercise Price     Expiry Date
-----------              ---------------     --------------     -----------
Series K                      100,000             $2.06         Mar. 6, 2003
Series H                       66,667             $9.375        Mar. 6, 2004
Series I                       26,667             $7.8125       Mar. 6, 2004
Series E                      200,000             $4.5315       Nov. 30, 2004
Series F                      160,000             $4.0625       Nov. 30, 2004
Series G                      109,879             $3.70         Jan. 8, 2005
Series G                        5,783             $3.70         Jan. 8, 2005
Series J                       42,864             $3.70         Jul. 31, 2005

The total number of shares subject to options at May 31, 2002 is 1,638,500, of which options representing 1,373,000 are currently exercisable. Of those, the total number of shares subject to options held by directors and officers of Nymox is 910,000 of which options representing 720,000 shares are currently exercisable.

There are no rights, warrants or options presently outstanding under which Nymox could issue additional common shares, with the exception of options enabling certain directors, employees and consultants of Nymox to acquire common shares under Nymox's stock option plan and of warrants entitling the holders to acquire up to 711,860 common shares of Nymox as outlined in the above table.

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

Directors

A director of our company need not be a shareholder. In accordance with our bylaws and the Canada Business Corporations Act, at least 25% of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither our articles of incorporation or by-laws, nor the Canada Business Corporations Act, impose any mandatory retirement requirements for directors.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company must disclose to the company the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act. The Canada Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

       o Is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the company or an affiliate;

       o relates primarily to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

       o is for indemnity or insurance for director's liability as permitted by the Act; or

       o      is with an affiliate.

Our board of directors may, on behalf of the company and without authorization of our shareholders:

       o      borrow money upon the credit of the company;

       o      issue, reissue, sell or pledge debt obligations of the company;

       o give a guarantee on behalf of the company to secure performance of an obligation of any person; and

       o mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the company, owned or subsequently acquired, to secure any obligation of the company.

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

(b) an acquisition of control of our company in connection with the of a security interest granted for a loan or other assistance and not for any purpose related to the provisions the Investment Act; and

(c) an acquisition of control of our company by reason of an amalgamation, , consolidation or corporate reorganization, following which the direct or indirect control in fact of our company, through ownership of voting interests, remains unchanged.

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

1. The Common Stock Purchase Agreement and Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited November 1, 1999. (incorporated by reference to Exhibit 2.0 to the form F-1 registration statement filed with the Commission on February 29, 2000.) These agreements established a $12 million equity line of credit which, on March 14, 2000, we became entitled to draw down on. The and conditions of the equity line of credit are further described in "Liquidity and Capital Resources" section in Item 5 above and in our F-1 Registration Statement filed with the SEC on November 9, and declared effective on December 4, 2001.

2. The Research and License Agreement between Rhode Island Hospital and Nymox Corporation dated May 20, 1999. Under this agreement, sponsors the research of two principal investigators, Dr. Suzanne de Monte and Dr. Jack Wands, pertaining to the use of neural thread protein diagnostic or therapeutic purposes in return for licensing rights to and patents arising out of this research. The sponsorship agreement was recently extended to March 1, 2005.

3. The Share Purchase Agreement between Nymox Pharmaceutical Corporation and. Judith Fitzpatrick dated January 8, 2000. Under this agreement which on March 2, 2000, we acquired 1,008,250 shares of the common stock Serex, Inc. which represented a majority interest of that company in for the issuance of 187,951 of our shares and warrants (Series G) to 115,662 of our shares at a strike price of $3.70.

4. The Common Stock and Warrants Purchase Agreement dated March 6, 2000 Nymox Pharmaceutical Corporation and Amro International, S.A. Amro"). Under this Agreement, Amro purchased 666,667 shares of Nymox and to purchase up to 66,667 shares of Nymox at a strike price of 9.375 for $4 million. The Agreement provided Amro with two opportunities reprice a portion of the 666,667 shares it initially purchased. Pursuant these two repricing obligations, Nymox issued Amro a further 154,970.

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

TAXATION

U.S. Federal Income Tax Considerations for U.S. Persons

This section contains a summary of certain U.S. federal income tax considerations for U.S. Persons (as defined below) who hold common shares of Nymox. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings of the Internal Revenue Service (the "IRS"), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could have adverse consequences to Nymox and its shareholders. This summary is necessarily general and does not attempt to summarize all aspects of the federal tax laws (and does not attempt to summarize any state or local laws) that may affect an investor's acquisition of an interest in Nymox. No ruling from the IRS will be requested and no assurance can be given that the IRS will agree with the tax consequences described in this summary.

For purposes of this discussion, the term "U.S. Person" means (a) an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. The term "U.S. Holder" means a shareholder of Nymox who is a U.S. Person. The term "foreign corporation" means an entity that is classified as a corporation for U.S. federal income tax purposes and that is not organized under the laws of the United States or any state thereof.

This summary does not discuss all United States federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders who acquired shares through exercise of employee stock options or otherwise as compensation for services). Furthermore, this summary does not address any aspects of state or local taxation.

The tax consequences of an investment in Nymox are complex and based on tax provisions that are subject to change. Prospective investors are urged to consult with, and must depend upon, their own tax advisors with specific reference to their own tax situations as to the income and other tax consequences of an investment in Nymox.

Dividends and gains on sale. Except as described below with respect to the "passive foreign investment company" rules, distributions by Nymox to a U.S. Holder will be treated as ordinary dividend income to the extent of Nymox's current and accumulated earnings and profits. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox's current and accumulated earnings and profits will first be applied to reduce the U.S. Holder's tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. Except as described below with respect to the "passive foreign investment company" rules, any gain recognized by a U.S. Holder on a sale or exchange of Nymox common shares (or on a distribution treated as a sale or exchange) generally will be treated as capital gain. Capital gains of corporations are taxable at the same rate as ordinary income. With respect to non-corporate taxpayers, the excess of net long-term capital gain over net short term capital loss may be taxed at a substantially lower rate than is ordinary income. A capital gain or loss is long-term if the asset has been held for more than one year and short-term if held for one year or less. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses.

A U.S. Holder generally may claim a credit against its U.S. federal income tax liability for Canadian income tax withheld from dividends received on Nymox common shares. The amount of this credit is subject to several limitations under the Code.

Controlled foreign corporation rules. A foreign corporation generally is classified as a "controlled foreign corporation" (a "CFC") if more than 50% of the corporation's shares (by vote or value) are owned, directly or indirectly, by "10% U.S. Shareholders". For this purpose, a "10% U.S. Shareholder" is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. Nymox believes that it is not a CFC at the present time. If Nymox were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in Nymox generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any "Subpart F" income earned by Nymox, whether or not such income is distributed by Nymox. Subpart F income generally includes interest, dividends, royalties, and gain on the sale of stock or securities.

Foreign personal holding company rules. In general, a foreign corporation is a "foreign personal holding company" (a "FPHC") during a taxable year if (i) at any time during the taxable year, more than 50% of the shares (by vote or value) of the corporation are owned, directly or indirectly, by five or fewer individuals who are U.S. Persons, and (ii) at least 50% of the gross income of the corporation for the taxable year consists of "foreign personal holding company income" (such as dividends, interest, royalties, and gains on the sale of stock or securities). Nymox believes that it is not a FPHC at the present time. If Nymox were a FPHC, each U.S. Person that owns, directly or indirectly through foreign entities, an interest in Nymox generally would be required to recognize, as a dividend, the U.S. Person's share of the undistributed annual income of Nymox.

Passive foreign investment company rules. In general, a foreign corporation is a "passive foreign investment company" (a "PFIC") during a taxable year if 75% or more of its gross income for the taxable year constitutes "passive income" or if 50% or more of its assets (by average fair market value) held during the taxable year produce, or are held for the production of, passive income. In general, any U.S. Person that owns, directly or indirectly, an interest in a foreign corporation will be subject to an interest charge (in addition to regular U.S. federal income tax) upon the disposition by the U.S. Person of, or receipt by the U.S. Person of "excess distributions" with respect to, any shares of the foreign corporation if: (i) the foreign corporation is a PFIC during the taxable year in which such income is realized by the U.S. Person; or (ii) the foreign corporation was a PFIC during any prior taxable year that is included in whole or in part in the U.S. Person's "holding period" (within the meaning of Section 1223 of the Code) with respect to its interest in the shares of the foreign corporation. Furthermore, the U.S. Person's share of such gain or "excess distribution" will be taxable as ordinary income. There exist several other adverse tax consequences that may apply to any U.S. Person that owns, directly or indirectly, an interest in a PFIC.

A U.S. Person that owns, directly or indirectly, an interest in a PFIC can elect to treat such PFIC as a "qualified electing fund" (a "QEF") with respect to the U.S. Person. In general, the effect of a QEF election with respect to a PFIC is that, beginning with the first taxable year to which the election applies and in all succeeding taxable years during which the foreign corporation is a PFIC, the U.S. Person is required to include in its income its share of the ordinary earnings and net capital gains of the PFIC. The U.S. Person is not taxable with respect to any distribution by the PFIC from earnings that have been included previously in the U.S. Person's income under the QEF provisions. If the QEF election is made with respect to the first taxable year in which a U.S. Person owns, directly or indirectly, an interest in the particular PFIC, the adverse tax consequences described in the immediately preceding paragraph (including the interest charge and the treatment of gains as ordinary income) would not apply to the U.S. Person's interest in that PFIC. In order to make a QEF election, a U.S. Person is required to provide to the IRS certain information furnished by the PFIC.

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2001. It is not possible to express an opinion as to whether or not Nymox is or will be a PFIC during its current taxable year or future taxable years. Nymox intends to notify its U.S. Holders within 45 days after the end of the taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

Each U.S. Person who owns, directly or indirectly, common shares of Nymox is urged to consult its own tax advisor with respect to the advantages and disadvantages of making a QEF election with respect to Nymox.

Backup withholding. Information reporting to the IRS may be required with respect to payments of dividends on the Nymox common shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Nymox common shares. A U.S. Holder may be subject to backup withholding at a 30% rate with respect to dividends received with respect to Nymox common shares, or proceeds received on the sale of Nymox common shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder's U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Canadian Federal Income Taxation

The following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations generally applicable to shareholders who receive a dividend from Nymox and who, at all relevant times, for purposes of the Income Tax Act (Canada) the ("Tax Act"), hold and will hold Nymox common shares as capital property and deal with Nymox at arm's length.

Nymox's common shares will generally constitute capital property to a holder unless the holder holds such shares in the course of carrying on a business or the holder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is based on the current provisions of the Tax Act, the regulations under that act, counsel's understanding of current administrative and assessing policies of the Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act publicly announced or released by or on behalf of the Minister of Finance (Canada) before the date of this prospectus ("Tax Proposals").

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

ITEM 18. FINANCIAL STATEMENTS
Not applicable

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS a) Financial statements (which appear in Item 8):

At and for the year ended December 31, 2001:
         Consolidated Balance Sheet
         Consolidated Statement of Operations and Deficit
         Consolidated Statements of Cash Flows
         Notes

At and for the year ended December 31, 2000:
         Consolidated Balance Sheet
         Consolidated Statement of Operations and Deficit
         Consolidated Statements of Cash Flows
         Notes

At and for the year ended December 31, 1999:
         Consolidated Statement of Operations and Deficit
         Consolidated Statements of Cash Flows
         Notes

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

                                          NYMOX PHARMACEUTICAL CORPORATION
                                                   (Registrant)

                                                /S/ Paul Averback
                                            --------------------------
                                                Paul Averback
                                                Title: President
Date: June 28, 2001

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

-------------- --------------------------------------------------- -------------
Exhibit No.    Description                                         Page No.
-------------- --------------------------------------------------- -------------
1(a)           Articles of Incorporation, as amended.              N\A
               (incorporated by reference to Exhibit
               3.1 to the Company's 20-F filed with
               the Commission December 9, 1996.)
-------------- --------------------------------------------------- -------------
1(b)           Bylaws of the Company (incorporated by              N\A
               reference to Exhibit 3.2 to the Company's
               20-F filed with the Commission December
               9, 1996.)
-------------- --------------------------------------------------- -------------

4(a)           Memorandum of Agreement between Paul                N\A
               Averback and the Company (incorporated
               by reference to Exhibit 10.1 to the
               Company's 20-F filed with the Commission
               December 9, 1996.)
-------------- --------------------------------------------------- -------------
4(b)           Share Option Plan of the Company                    N\A
               (incorporated  by  reference to
               Exhibit 10.2 to the Company's 20F
               filed with the Commission December
               9, 1996.)
-------------- --------------------------------------------------- -------------
4(c)           Research and License Agreement between              N\A
               the Massachusetts General Hospital
               Corporation and the Company
               (incorporated  by reference to
               Exhibit 10.3 to the Company's 20-F
               filed with the Commission December
               9, 1996.)
-------------- --------------------------------------------------- -------------
4(d)           Research and License Amendment between              N\A
               the Massachusetts General Hospital
               Corporation and the Company
               (incorporated by reference to
               Exhibit 10.5 to the Company's 20-F
               filed with the Commission December
               9, 1996.)
-------------- --------------------------------------------------- -------------
4(e)           Common Stock Purchase Agreement between             N\A
               Nymox Pharmaceutical Corporation and
               Jaspas Investments Limited dated
               November 1, 1999 (incorporated by
               reference to Exhibit 2.0 to the
               Company's form F-1 registration
               statement filed with the Commission
               February 29, 2000.)
-------------- --------------------------------------------------- -------------
4(f)           Registration Rights Agreement between               N\A
               Nymox Pharmaceutical Corporation and
               Jaspas Investments Limited dated
               November 1, 1999 (incorporated by
               reference to Exhibit 2.1 to the
               Company's form F-1 registration
               statement filed with the Commission
               February 29, 2000.)
-------------- --------------------------------------------------- -------------
4(g)           Escrow Agreement among Nymox                        N\A
               Pharmaceutical Corporation, Jaspas
               Investments Limited and Epstein,
               Becker & Green, P.C. dated
               November 1, 1999 (incorporated by
               reference to Exhibit 2.2 to the
               Company's form F-1 registration
               statement filed with the Commission
               February 29, 2000.)
-------------- --------------------------------------------------- -------------
4(h)           Stock Purchase Warrant to purchase common           N\A
               shares issued to Jaspas Investments
               Limited dated November 1, 1999 (incorporated
               by reference to Exhibit 2.3 to the Company's
               form F-1 registration statement filed with
               the Commission February 29, 2000.)
-------------- --------------------------------------------------- -------------
4(i)           Research and License Agreement between the          N\A
               Rhode Island Hospital Corporation and the
               Company dated May 14, 1999 (incorporated by
               reference to Exhibit 10.10 to the Company's
               20F filed with the Commission May 15, 2000).
-------------- --------------------------------------------------- -------------
4(j)           Research and License Amendment between the          Exhibit 1
               Rhode Island Hospital Corporation and the
               Company dated November 19, 2001.
-------------- --------------------------------------------------- -------------