Form 20-F/A
period 2001-12-31
NYMOX PHARMACEUTICAL CORP
filed 2002-07-25
CIK 1018735

Form 20 - F/A
                                (Amendment No. 1)

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

         Item 17 [X]                         Item 18  [  ]

       The registrant hereby amends its Annual Report on Form 20-F as set forth below:

ITEM 3

       The paragraph entitled "Share Capital" has been revised to change the title to "Capitalization," update the number of shares outstanding, correct the par value, better align the number $25,376,557 on the right side of the table, eliminate reference to "(deficit)" on the left side of the table, add "and options" next to the line item "warrants," and to make other immaterial changes.

ITEM 5

       The paragraph entitled "Liquidity and Capital Resources" was amended to make certain immaterial changes and to add a sentence disclosing financing available to Nymox as of June 30, 2002, under Nymox's equity line with Jaspas.

ITEM 6

       The "Legal Proceedings" provision is amended to clarify the reason for the discrepancy between the disclosure regarding the amount of damages claimed by AMRO in Note 7, paragraph (c) of the Consolidated Financial Statements of Nymox for the years ended December 31, 2001, 2000 and 1999 and the disclosure in the text of the Form 20-F.

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

Capitalization

The following table sets forth our capitalization as of December 31, 2001. This table should be read in conjunction with the financial statements and related notes, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

Long term debt and capital lease obligations                           $0
                                                           ----------------

Shareholder's Equity:
Share Capital:
Common stock, no par value; 22,297,525
shares issued and outstanding
actual.  Shares authorized for issue:
unlimited                                                     $25,376,557
Warrants and options                                              421,638
Accumulated deficit                                          ($23,153,447)
                                                           ----------------

Total shareholder's equity                                     $2,644,748
                                                           ================

Total capitalization                                           $2,644,748
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

We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

Nymox has funded its operations primarily by selling shares of its common stock. Since late 1997, a small portion of the funds came from sales. However, sales have not been, and may not be in the foreseeable future, sufficient to meet our anticipated financial requirements.

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

The Future Sale of Eligible Shares may Dilute Nymox's Stock Price

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There are 22,567,531 common shares of Nymox currently issued and outstanding as of May 31, 2002. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. There are 711,860 warrants issued, which expire in 1 to 3 years. Finally, 1,638,500 share options are outstanding, of which 1,373,000 are currently vested. The great majority of these options expire in 6 to 10 years. These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

In general, the draw down facility created by the Jaspas agreement operates as follows: the investor, Jaspas, is committed to purchase up to $12 million of Nymox's common shares over a thirty month period. Once a month, Nymox may request a draw of up to $750,000 of that money, subject to a formula based on average stock price and average trading volume, setting the maximum amount of any request for any given draw. At the end of a 22 day trading period following the draw down request, the amount of money that Jaspas will provide to Nymox and the number of shares Nymox will issue to Jaspas in return for that money is settled based on the formula in the stock purchase agreement. Jaspas receives a six (6%) percent discount to the market price for the 22 day period and Nymox receives the settled amount of the draw down less a 3% placement fee payable to its placement agents, Ladenburg Thalmann & Co. Inc. and Paul Revere Capital Corp.

The facility is based on a "use-it-or-lose" principle. We are under no obligation to request a draw for any month. However if we do not request a draw for a given month, we may never to be able to draw those funds again. We may make up to a maximum of twenty-four (24) draws. At June 30, 2002 Nymox had $2.25 million of financing available under the facility.

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

Pursuant to the share purchase agreement entered into to acquire a controlling interest of Serex, Inc., a total of 256,675 additional shares and 157,952 warrants were issued in exchange for the shares of Serex (see Note 4 "Business Acquisition" in the financial statements).

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

In 2000, the Company acquired a majority interest in Serex, Inc. for a consideration comprising common shares, warrants and options having a value of approximately $1.3 million. See note 4 to the consolidated financial statements.

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

The Company invested $340,662 in additional capital assets in the year ended December 31, 2001, consisting mostly of patent costs, compared to $381,568 in the same period in 2000.

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

The Company invested $381,568 in additional capital assets in the year ended December 31, 2000, consisting mostly of patent costs, compared to $164,783 in the same period in 1999.

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

Share Ownership

As of May 31, 2002, the numbers of common shares owned by and options granted to directors and senior officers of the Corporation were as follows:

                                                         Options       Options Not       Exercise       Expiry Date
              Name                Common Shares Owned     Vested         Vested           Price            M/D/Y

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

                                                         Options       Options Not       Exercise       Expiry Date
              Name                Common Shares Owned     Vested         Vested           Price            M/D/Y

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

Legal Proceedings

Amro International, S.A., a Panamanian company, served Nymox with a Statement of Claim filed with the Ontario Superior Court of Justice (Court File No. 00-CV-201587), claiming to be entitled to the issuance of 388,797 shares in accordance with repricing provisions contained in the March 2000 agreement between Amro and Nymox and to damages of $4 million for lost opportunity to sell these shares. Nymox believes that Amro's interpretation of the repricing provisions in the March 2000 agreement is incorrect and that Amro's damage claims are without merit. Nymox has filed a Statement of Defense and intends to defend the action vigorously and to consider its other options with respect to this matter. It is important to note that paragraph (c) of Note 7 to the Consolidated Financial Statements of Nymox for the years ended December 31, 2001, 2000 and 1999 states that AMRO is claiming damages of $275,000. This number was determined at the time the Financial Statements were prepared based on discussions and correspondence to reach settlement arrangements in September of 2001, which considered a reduced claim of $275,000. These arrangements were never consummated and, therefore, AMRO's original claim of $4,000,000 in damages remains in effect.

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

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NYMOX PHARMACEUTICAL CORPORATION
                                                   (Registrant)

                                                /s/ Paul Averback
                                            --------------------------
                                                Paul Averback
                                                Title: President
Date: July 25, 2002