Form 20-F
period 2002-12-31
NYMOX PHARMACEUTICAL CORP
filed 2003-05-27
CIK 1018735

Form 20 - F

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 '
                  For the fiscal year ended December 31, 2002

                                       or

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
                      For the transition period from to

                        Commission File Number: 001-12033

                        NYMOX PHARMACEUTICAL CORPORATION
             (Exact name of registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                         9900 Cavendish Blvd., Suite 306
                      St. Laurent, Quebec, Canada, H4M 2V2
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

     Title of each class     Name of each exchange on which registered
     None                    Not Applicable

Securities registered or to be registered pursuant to section 12(g) of the Act
                                  Common Stock
Securities registered or to be registered pursuant to section 15(d) of the Act
                                      None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                    23,020,954 shares as of December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes [X]                No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                       Item 17 [X]           Item 18  [  ]

In this annual report, the term "Nymox" refers to both Nymox Pharmaceutical Corporation and its subsidiaries, Nymox Corporation and Serex Inc., and, where applicable, a predecessor private corporation, DMS Pharmaceuticals Inc. Unless otherwise indicated all dollar amounts are in United States Dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

You should be aware that this report contains forward-looking statements about, among other things, the anticipated operations, product development, financial condition and operating results of Nymox, proposed clinical trials and proposed transactions, including collaboration agreements.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG, LLP, Montreal, Canada as at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars (3))
                                    Dec. 31,      Dec. 31,      Dec. 31,      Dec. 31,      Dec. 31,
                                      2002          2001          2000          1999          1998
                                  -----------   -----------   -----------   -----------   -----------
CANADIAN GAAP
Current Assets                    $   879,866   $   644,522   $   749,510   $   776,824   $ 2,708,543
Property & Equipment                  185,293       217,083       268,679       201,379       400,146
Patents & Intellectual Property     3,223,498     3,154,441     3,144,015       966,937       879,546
Total Assets                        4,358,657     4,192,241     4,384,716     2,140,491     3,988,235
Total Liabilities                   1,471,727       747,493       323,774       833,344       301,004
Share Capital                      28,407,600    25,376,557    22,822,303    16,912,963    15,943,710
Shareholder's Equity                2,086,930     2,644,748     3,260,942     1,307,147     3,687,231
Total Revenues                        361,748       380,609       225,867       190,203       273,565
Sales, license fees and
  research contracts                  356,162       362,691       157,688       153,252       104,804
Research & Development
  Expenditures(1)                   1,689,430     1,479,602     2,073,775     1,132,941     2,087,742
Net Loss                            3,422,019     3,049,504     4,023,979     3,314,296     4,783,213
Loss per Share                    $      0.15   $      0.14   $      0.19   $      0.17   $      0.25
Weighted Avg. No. of Common
  Shares                           22,651,639    21,873,966    20,890,735    19,886,430    19,304,435

U.S. GAAP(2)
Net Loss                          $ 3,453,749   $ 3,095,133   $ 4,272,308   $ 3,409,166   $ 4,979,562
Loss per Share                           0.15          0.14          0.20          0.17          0.26
Shareholder's Equity              $ 1,947,696   $ 2,496,104   $ 3,102,887   $ 1,139,731   $ 3,304,352

(1)  We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(2)  Reference is made to Note 12 of Nymox's audited financial statements as at and for the year ended December 31, 2002 for a reconciliation of differences between Canadian and U.S. GAAP.

(3)  Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. For Canadian GAAP purposes, the financial information for all periods presented up to December 31, 1999 has been translated into U.S. dollars at the December 31, 1999 exchange rate, which was 1.4433 Canadian dollars to the U.S. dollar. For U.S. GAAP purposes, assets and liabilities for 1998 and 1999 have been translated into U.S. dollars at the ending exchange rate for the respective year and the statement of earnings at the average rate for the respective year. Reference is made to note
     12 of the consolidated financial statements.

Risk Factors
The following risk factors apply to Nymox and our industry.

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert(TM), NicAlert(TM) and NicoMeter(TM). We have never made a profit. We incurred a net loss of $4.8 million in 1998, $3.3 million in 1999, $4.0 million in 2000, $3.0 million in 2001 and $3.4 million in 2002. As of December 31, 2002, Nymox's accumulated deficit was $26.7 million.

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

We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

Nymox funded its operations primarily by selling shares of its common stock. Since late 1998, a small portion of the funds came from sales. However, sales have not been, and may not be in the foreseeable future, sufficient to meet our anticipated financial requirements.

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $3 million per year over the next year through our current cash position and additional financing, including draw downs through our common stock private purchase agreement with Lorros-Greyse Investments, Inc. Clinical trials will substantially increase cash requirements. We anticipate being able to meet these requirements as they arise. Any necessary clinical trials for regulatory approval following successful preliminary clinical trials will require considerably more capital. We plan to raise such capital either through a new round of financing and/or through partnering with a major pharmaceutical company. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

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

Developing and improving our diagnostic products is also challenging. The science and technology of the detection and measurement of very small amounts of biochemicals in bodily fluids and tissue is evolving rapidly. We may need to make significant expenditures in research and development costs and licensing fees in order to take advantage of new technologies. If any major changes to our testing technologies used in our AlzheimAlert(TM) and NicAlert(TM) and NicoMeter(TM) tests are made, further validation studies will be required. Developing new diagnostic products is more challenging, requiring identification and validation of the biochemical marker being detected by the new product in the clinical context and the development and validation of the product designed to detect the marker.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly in the field of Alzheimer's disease where there is a large unmet need for an effective treatment. Currently there are four drugs with the same mechanism of action approved for sale in the United States (Aricept(R), Cognex(R), Exelon(R) and Reminyl(R)). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness. Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer's disease. Treatment candidates under development include:

o    vaccines for Alzheimer's disease;

o enzyme-blocking therapies intended to block the production of the protein found in the senile plaques characteristic of Alzheimer's disease. A number of pharmaceutical and biotechnology companies including Amgen and Bristol-Myers Squibb are working on such therapies.

o Memantine, a drug originally developed by Merz + Co. of Germany and being developed in the United States by Forest Laboratories, Inc. and Neurobiological Technologies, Inc., intended to reduce cell death and injury said to be caused by the release of too much of a signal transmitter in the brain called glutamate. The developers have applied to the FDA for its approval for use in the United States to treat Alzheimer's disease.

o implantation of a shunt (COGNIShunt(TM)) developed by its maker, Eunoe Inc., and designed to drain cerebrospinal fluid from the patient's skull into his or her abdominal cavity.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are five drugs approved for treatment of BPH: finasteride (Proscar(R)), terazozin (Hytrin(R)), doxazozin (Cardur(R)), tamsulosin (Flomax(R)) and prazosin (Minipres(R)). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron(R), Targis Therapy(R) or TherMatrx(R)), low level radiowaves (TUNA System(R)), lasers (Indigo LaserOptic Treatment System(R)), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue which as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

The diagnostic testing industry is also highly competitive. In the area of Alzheimer's disease, Athena Diagnostics, Inc. markets diagnostic tests for different biochemical indicators found in blood and spinal fluid and for genetic predispositions for the illness. Other companies are attempting to develop and market other diagnostic products in this area. The introduction of other diagnostics products for Alzheimer's disease or tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our AlzheimAlert(TM), NicAlert(TM) or NicoMeter(TM) products.

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

Our Products and Services May Not Receive Necessary Regulatory Approvals

Our diagnostic products, AlzheimAlert(TM), NicAlert(TM) and NicoMeter(TM), and our products in development, are subject to a wide range of government regulation governing laboratory standards, product safety and efficacy. The actual regulatory schemes in place vary from country to country and regulatory compliance can take several years and involve substantial expenditures.

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

We may develop a diagnostic kit based on AlzheimAlert(TM) for sale to third parties. If so, we will require prior approval from the FDA before we can market, distribute or sell such a product in the United States. We have not submitted any such product to the FDA for approval. In general, such approval requires clinical testing as to the safety and efficacy of the device and preparation of an approval application with extensive supporting documentation. If approved, the device would then be subject to postmarketing record and reporting obligations and manufacturing requirements. Similar requirements exist in many other countries. Obtaining these approvals and complying with the subsequent regulatory requirements can be both time-consuming and expensive.

We currently sell NicAlert(TM) and NicoMeter(TM) as tests for tobacco product use and for research use. In October, 2002, we received 510(k) clearance from the U.S. Food and Drug Administration for our NicAlert(TM) product.

In the United States, our drugs in development will require FDA approval, which comes only at the end of a lengthy, expensive and often arduous process. We have not submitted any drugs for FDA approval. We have begun Phase I safety studies for NX-1207, our investigational new drug for benign prostatic hyperplasia
(BPH). We cannot predict with any certainty the amount of time the FDA will take to approve one of our drugs or even whether any such approval will be forthcoming. Similar requirements exist in many other countries.

Protecting Our Patents and Proprietary Information is Costly and Difficult

We believe that patent and trade secret protection is important to our business, and that our success will depend, in part, on our ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of over 200 patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has fourteen patents issued or allowed and thirteen patent applications pending relating to its technology. Its subsidiary, Serex Inc. has nine patents issued and allowed. Through licensing agreements with the Massachusetts General Hospital, Nymox separately licensed global patent rights relating to neural thread proteins and to novel cancer markers that have potential application both for the treatment and diagnosis of specific cancers. These licensed patent rights include five issued United States patents and numerous patents and patent application in other countries around the world.

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

The Issuance of New Shares May Dilute Nymox's Stock

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 23,473,434 common shares of Nymox issued and outstanding as of April 30, 2003. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. In addition, 1,654,000 share options are outstanding, of which 1,489,000 are currently vested and 611,860 shares are subject to issuance upon exercise of warrants. The great majority of the Nymox options expire in 3 to 8 years. These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

ITEM 4. INFORMATION ON THE COMPANY
History of the Company

Nymox was incorporated under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer's disease. Nymox has two subsidiaries: one wholly owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc, purchased in March, 2000. Both subsidiaries are based in the same building in Maywood, New Jersey, but each have separate facilities within the building. Nymox Corporation operates our certified clinical reference laboratory where our AlzheimAlert(TM) test is performed, and conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert(TM) and NicoMeter(TM).

Nymox's principal executive offices are located at:

     Nymox Pharmaceutical Corporation
          9900 Cavendish Boulevard, Suite 306
          St. Laurent, Quebec, Canada, H4M 2V2
          Phone: (800) 936-9669
          Fax: (514) 332-2227

Nymox's two subsidiaries are located at:

     Nymox Corporation
          230 West Passaic St.
          Maywood, NJ, USA 07607

     Serex, Inc.
          230 West Passaic St.
          Maywood, NJ, USA 07607

We specialize in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer's disease. Alzheimer's disease is a progressive, terminal brain disease of the elderly marked by an irreversible decline in mental abilities, including memory and comprehension, and often accompanied by changes in behavior and personality. It currently afflicts an estimated four million people in the United States and at least fifteen million people worldwide. As the baby-boomer generation continues to age, these figures are expected to rise sharply. Our subsidiary, Serex, Inc., specializes in the development of diagnostic products for a wide range of indications based on its proprietary patented diagnostic platforms and technologies.

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

We expect that, if approved, a diagnostic kit version of AlzheimAlert(TM) kit will increase the availability and acceptance of our test while lowering its cost to the patient or health care payor.

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

There is an urgent need for an effective treatment for the illness, caused in part by the rising health care, institutional and social costs for the treatment and care of Alzheimer's disease sufferers. The Surgeon General's Report on Mental Health released on December 13, 1999, put the direct health care costs for the illness in the United States at almost $18 billion for 1996. In April 2002, the National Institute on Aging reported that the cost of care to family, caregivers and society in general was estimated to exceed $100 billion per year.

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to the National Institute on Aging's Progress Report on Alzheimer's Disease, 2000, the number of Americans aged 65 or over, now some 35 million, is expected to double by year 2050. The age group of Americans over the age of 85 is one of the fastest growing segments of the population. As people live longer, they become more at risk of developing Alzheimer's disease.

Nymox's research into drug treatments for Alzheimer's disease is aimed at compounds that could arrest the progression of the disease and therefore are targeted for long term use.

Drugs Targeting Spherons

We are a leader in research and development into drugs for the treatment of Alzheimer's disease that target spherons. Nymox researchers believe that spherons are a cause of senile plaques, the characteristic lesion found abundantly in the brains of patients with Alzheimer's disease and believed by many researchers to play a pivotal role in the fatal illness. Spherons are tiny balls of densely packed protein found in brain cells scattered throughout the brains of all humans from age one. Nymox researchers have found that as humans age the spherons grow up to a hundred times larger until they become too large for the cells that hold them. Once released from the cells, the researchers believe that the spherons burst, creating senile plaques, contributing to the cellular damage and biochemical changes pivotal to the symptoms and signs of Alzheimer's disease.

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

Nymox screened compounds for their ability to impede this process of premature cell death and thus potentially help slow or halt the loss of brain cells in the Alzheimer's disease brain. This screening process identified promising drug candidates. The Company has targeted the candidate, NXD-9062, for human trials. Successful completion of pre-clinical studies is necessary before any candidate can move into formal regulatory studies.

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

Nymox also has a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital where Dr. de la Monte and Dr. Wands now carry out their research into neural thread protein. Under the terms of this agreement, which became effective March 1, 1999 and was renewed in January 2002, Nymox sponsors the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the uses of neural thread proteins, their antibodies or genes for diagnostic, therapeutic and research purposes. Nymox also pays the patent costs for any patent applications filed arising out of this research. In return, Nymox will receive an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license.

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer's Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer's disease. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. A number of published studies showed a link between statin use and lower incidence of Alzheimer's disease. Research in this area is ongoing and no statin drug has been approved for use in the treatment or prevention of Alzheimer's disease.

New Antibacterial Agents Against Infections and Food Contamination

We are developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E. coli O157:H7 bacterial contamination in hamburger meat and other food and drink products.

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

E. coli contamination of food and drink is a serious public health problem worldwide and a major concern for meat processors in particular. E. coli bacteria occur normally and usually harmlessly in the gastrointestinal tracts of humans, cows and other animals. However, one mutant variety of the E. coli bacteria, E. coli O157:H7, can cause life-threatening illness and has been implicated in cases of severe diarrhea, intestinal bleeding and kidney failure, leading, in some cases, to death in children and the elderly. E. coli contamination in hamburger meat and other food products and in drinking water affects about 70,000 people in the United States a year.

There is a well-recognized need in the beef industry to address the problem of
E. coli contamination in meat processing and in livestock. E. coli contamination has triggered massive recalls of ground beef in the U.S.. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have led to public health tragedies.

Nymox developed a potent new antibacterial agent, NXC-4720. Tests of NXC-4720 show it to be highly effective against all known substrains of E. coli O157:H7, the bacteria implicated in these severe cases of food and drink contamination. Tests of NXC-4720 show that it destroys E. coli O157 strains, including H7, efficiently, rapidly and at a very low dose. In 1999, we began further laboratory trials for this agent as a treatment for food and drink contamination and are continuing trials with various collaborators, including the Faculty of Veterinary Medicine at the University of Montreal, the Department of Food Science at the University of Manitoba and BioPhage Inc.. Further pre-clinical testing and development is required before we can apply for regulatory approval for use of this agent on the processing of food and drink for human consumption.

Nymox has patent rights to these and other antibacterial agents.

Development of Therapeutic Products for Enlarged Prostate

We are developing treatments for enlarged prostate (benign prostatic hyperplasia or BPH), using novel compounds. We have begun Phase 1 safety studies in humans for one treatment candidate, NX-1207.

More than half of men in their sixties and as many as 90% of men in their seventies and eighties have some symptoms of BPH. Symptoms include more frequent urination (especially at night), difficulty urinating, incomplete emptying of the bladder and sometimes complete inability to urinate. More serious cases may require surgical intervention to reduce the size of the prostate. There is a need for a simple, effective treatment for BPH, particularly in cases where existing drug treatments have proven to be ineffective and where more intrusive procedures such as surgery which may be inadvisable or bring unacceptable risks.

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

NicAlert(TM) and NicoMeter(TM) employ Serex, Inc.'s patented technology. NicAlert(TM) and NicoMeter(TM) are currently being used in research programs into tobacco use and exposure and are being marketed in the United States, Japan and Switzerland as a test to determine whether a person, such as a teenager, student athlete or insurance applicant, is using a tobacco product. In October 2002, NicAlert(TM) received clearance from the FDA.

Property, Plant And Equipment

Nymox and Serex laboratory facilities in Maywood, New Jersey comprise 4,687 square feet of leased space. That lease agreement expires February 28, 2005. Nymox office and research facilities in St. Laurent, Quebec, Canada comprise 6,923 square feet of leased space. The lease agreement expires on August 31, 2005. Nymox Pharmaceutical Corp. and its two US subsidiaries Nymox Corp. and Serex, Inc. own a full complement of equipment used in all aspects of their research and development work and the Nymox reference laboratory. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

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

o    good manufacturing practices.

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

Nymox has fourteen U.S. patents issued or allowed and thirteen U.S. patent applications pending and a corresponding larger number of patents and patent applications worldwide relating to the inventions and discoveries in those patents and patent applications. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for its patents is in March, 2007; the next is in February, 2009 and the rest range from 2010 through 2017.

Nymox's subsidiary, Serex, has nine patents issued or allowed and five patent applications pending in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex's proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

Nymox also has exclusive rights to five issued or allowed U.S. patents and five pending U.S. patent applications as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in 2014.

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

Neither Nymox nor Serex are currently involved in litigation over patent and other intellectual property rights but significant litigation over these matters in the pharmaceutical and biotechnology industry is not uncommon. The validity and extent of patent rights can be very difficult to determine and involve complex legal, factual and scientific questions. Important legal issues about patent protection in the field of biotechnology have not been resolved. Patent litigation is costly and time-consuming and can consume substantial resources. An adverse decision can preclude the marketing of a product, expose us to significant liabilities or require us to obtain third party licenses, which may not be available at commercially reasonable prices.

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

The problem of E. coli O157:H7 contamination of hamburger meat and other food products is also well-known and a number of companies and researchers have been pursuing various potential solutions, including irradiation with x-rays, better detection of contamination, electronic pasteurization, vaccination and competitive exclusion of the pathogenic E. coli bacteria by harmless bacteria. The development of alternative solutions to the problem of E. coli infection may adversely affect the market for our treatment for E. coli O157:H7 infection in cattle and contamination of food products.

Marketing

We currently market our AlzheimAlert(TM) test as a clinical reference laboratory service primarily in the United States. We are also marketing NicAlert(TM) and NicoMeter(TM) tests, which can determine a person's exposure to tobacco products, in the United States through our own marketing arm and distributors, in Japan with Mizuho Medy Co. Ltd. of Japan and in Switzerland with Health4u AG. We have not started to commercially market or distribute any of our other products under development and most of them will require regulatory approval in each country before being marketed there.

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

We also market NicAlert(TM) and NicoMeter(TM), our two products, which determine a person's level of exposure to tobacco products.

We have under development therapeutic agents for the treatment of Alzheimer's disease, for the treatment of enlarged prostate (BPH) and of certain antibiotic-resistant infections as well as antibacterial agents for E. coli contamination of food and drink products.

We also have the rights to a U.S. patent for the use of statin drugs for the treatment or prevention of Alzheimer's Disease.

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

On December 1, 1997, our common shares began trading on the Nasdaq Stock Market. Nymox's common shares also traded on the Montreal Exchange from December 18, 1995 to November 19,1999.

Private placements completed by Nymox since December, 1995 are as follows:

o December 1995, 1,578,635 common shares at a price of CAN$2.00 (US$1.38) per share for total proceeds of CAN$3,157,270 (US$2,187,536);
o April 1996, 877,300 common shares at a price of CAN$6.00 (US$4.15) per share for total proceeds of CAN$5,263,800 (US$3,647,059);

o May 1997, 696,491 common shares at a price of CAN$6.50 (US$4.50) and warrants exercisable at a price of CAN$8.50 (US$5.88) per share for total proceeds of CAN$4,527,191 (US$3,136,694). In 1998, all 696,491 of these warrants were exercised for additional proceeds to Nymox of CAN$5,920,174 (US$4,101,832);
o May 1998, 231,630 common shares at a price of CAN$8.50 (US$5.88) for total proceeds of CAN$1,968,855 (US$1,364,134). A total of 110,000 warrants were issued as well, exercisable at a price of CAN$8.50 (US$5.88) per share (50,000) and CAN$10.00 (US$6.93) per share (60,000). These warrants have since expired;
o December 1998, 135,000 common shares and January 1999, 55,000 common shares at CAN$8.50 (US$5.88) per share, for total proceeds of CAN$1,615,000 (US$1,118,963). A total of 95,000 warrants were issued as well, exercisable at the price of CAN$10.00 (US$6.93) per share. These warrants have since expired;
o September 1999, 122,000 common shares at CAN$5.00 (US$3.46) per share, for total proceeds of CAN$610,000 (US$422,642).
o March 2000, 821,637 common shares at an average price of $4.87 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004.
o March, 2001, 200,000 common shares at $2.06 per share, for total proceeds of $412,000. A total of 100,000 warrants were issued as well, exercisable at a price of $2.06. These warrants were exercised on February 17, 2003.
o August 3, 2001, 80,000 common shares at $2.50 per share for total proceeds of $200,000.
o August 22, 2001, 140,000 common shares at $3.75 per share for total proceeds of $525,000.
o October 3, 2001, 110,000 common shares at $3.75 per share for total proceeds of $412,500.
o November 14, 2001, 64,100 common shares at $3.90 per share for total proceeds of $250,000.
o January 24, 2002, 74,074 common shares at $4.05 per share for total proceeds of $300,000.
o March 18, 2002, 195,000 common shares at $4.20 per share for total proceeds of $819,000.
o June 18, 2002, 90,000 common shares at $4.00 per share for total proceeds of $360,000.
o July 17, 2002, 86,000 common shares at $4.68 per share for total proceeds of $403,000.
o September 9, 2002, 91,000 common shares at $4.40 per share for total proceeds of $400,400.
o November 27, 2002, 53,500 common shares at $3.75 per share for total proceeds of $200,625.
o December 17, 2002, 125,000 common shares at $4.10 per share for total proceeds of $512,500.
o February 17, 2003, 100,000 warrants were exercised at a price of $2.06 per share for total proceeds of $206,000.

From March 2000 to January 2003, we received a total of $1,327,273 for the following sales of our shares pursuant to a common stock purchase agreement with an investment company.

o August 16, 2000, 152,616 common shares at a volume weighted average price of $3.2924 per share;
o October 12, 2000, 137,889 common shares at a volume weighted average price of $3.6261 per share;
o February 7, 2001, 161,696 common shares at a volume weighted average price of $2.0240 per share;
o May 31, 2001, 56,108 common shares at a volume weighted average price of $1.9466 per share.

This common stock purchase agreement expired in January 2003. As part of the agreement we issued to the investment company a stock purchase warrant, which expires November 30, 2004, permitting it to purchase up to 200,000 shares of our common stock at an exercise price of $4.53 per share.

On January 27, 2003 we entered into a Common Stock Private Purchase Agreement with an investment company, Lorros-Greyse Investments, Ltd., for the future issuance and purchase of Nymox's common shares. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

In general, the agreement provides Nymox with a commitment from the investment company to purchase up to $5 million of Nymox's common shares over the twenty-four month period beginning in January 2003. At any time during that period, we may give notice to the investment company requiring it to purchase a specified dollar amount of our shares. The amount specified in any one notice may be up to $500,000 but not less than $150,000. The maximum amount can be higher if both parties agree. The number of shares Nymox will issue to the investment company in return for that money will be equal to the amount specified in the notice divided by 97% of the average market price of our common shares for the five trading days preceding the giving of the notice.

Since January 27, 2003, we have received a total of $1,400,000 for the following shares under this common stock private purchase agreement:

o    January 30, 2003, 107,382 common shares at a price of $3.725 per share.
o    March 3, 2003, 245,098 common shares at a price of $4.08 per share.

On April 30, 2003, Nymox had $3.6 million of financing available under the facility.

Also, the Company has received total proceeds of $669,144 from the exercise of 256,900 options since 1995 as follows:

o    $355,536 for 158,900 shares at a per share price of $2.25.
o    $258,858 for 83,000 shares at a per share price of $3.12.
o    $16,000 for 5,000 shares at a per share price of $3.20.
o    $38,750 for 10,000 shares at a per share price of $3.875.

Pursuant to the share purchase agreement entered into to acquire a controlling interest of Serex, Inc., a total of 257,607 additional shares and 158,526 warrants were issued in exchange for the shares of Serex (see Note 4 "Business Acquisition" in the financial statements).

In total, Nymox has raised over $28 million, since its incorporation in May
1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $14,583 per month in 2003 and ongoing research funding payments to a U.S. medical facility totaling $249,000 for 2003. Total commitments beyond 2002 are summarized in note 8 to the consolidated financial statements.

Results Of Operations

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Overview

Since inception, the Company has focused its activities on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Company has incurred losses since inception of operations. Future profitability will depend on the Company's ability to generate revenues from the sale of products and the licensing of technology sufficient to offset the expenditures required to further the Company's research and development program and ongoing operations. See Item 4 of this report for a description of the projects in the Company pipeline.

Effective January 1, 2000, the Company adopted the US dollar as its measurement currency. All amounts presented are in US dollars.

In 2000, the Company acquired a majority interest in Serex, Inc. for a consideration comprising common shares, warrants and options.

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

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company derives its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

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

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
o    Significant negative industry or economic trends.

No impairment losses were recognized for the periods ended December 31, 2002, 2001 and 2000.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $7.8 million as of December 31, 2002, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of our products and technologies.


Results of Operations

Revenues
Revenues from sales amounted to $356,162 for the year ended December 31, 2002, compared with $235,288 for the year ended December 31, 2001. The increase is attributable principally to higher sales volumes for NicAlert(TM) (increase of 94%). Interest revenue was $5,586 in 2002 compared to $17,918 in 2001, due to lower average cash balances. In 2002, one customer accounted for 33% of revenues and three customers accounted for 65% of total revenues.

Research and Development
Research and development expenditures were $1,706,086 for the year ended December 31, 2002, compared with $1,499,654 for the year ended December 31, 2001. The increase is attributable to higher spending in the development of the therapeutic products in the Company's pipeline. In 2002, research tax credits amounted to $16,656 compared to $20,052 in 2001.

Marketing Expenses
Marketing expenditures were $235,925 for the year ended December 31, 2002, in comparison to expenditures of $343,244 for the year ended December 31, 2001. The decrease is attributable to reduced costs relating to marketing agreements.

Administrative Expenses
General and administrative expenses amounted to $1,230,439 for the year ended December 31, 2002, compared with $1,087,326 in the year ended December 31, 2001, due primarily to increased Directors & Officers insurance premiums (increase of 240%).

Foreign Exchange
The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2002 expenses (75% in 2001) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2002 or 2001.

Inflation
The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,583 per month and ongoing research funding payments to a U.S. medical facility totaling approximately $479,000 over the next two years. The timing of our contractual commitments are as follows:
                                 2003        2004        2005       Total
                               --------    --------    -------    --------
Operating Leases               $175,000    $175,000    $69,000    $419,000
Research Licensing             $249,000    $230,000               $479,000

Results of Operations
Net losses for the period ended December 31, 2002 were $3,422,019, or $0.15 per share, compared to $3,049,504, or $0.14 per share, for the same period in 2001. The weighted average number of common shares outstanding for the year ending December 31, 2002 were 22,651,639 compared to 21,873,966 for the same period in 2001.

Financial Position

Liquidity and Capital Resources

As of December 31, 2002, cash totaled $660,629 and receivables totaled $101,364. In January 2003, the Corporation signed a common stock private purchase agreement whereby the investor is committed to purchase up to $5 million of the Corporation's common shares over a twenty-four month period commencing January 2003. As at March 31, 2003, two drawings had been made under this purchase agreement, for total proceeds of $1,400,000. Specifically, on January 30, 2003, 107,382 common shares were issued at a price of $3.725 per share and on March 3, 2003, 245,098 common shares were issued at a price of $4.08 per share. The Company intends to access financing under this agreement when appropriate to fund its research and development.

During 2002, the Company completed seven private placements and issued 714,574 common shares for total proceeds of $2,995,525. On January 24, 74,074 shares were issued at a price of $4.05 in a private placement for total proceeds of $300,000. On March 18, 195,000 shares were issued at a price of $4.20 in a private placement for total proceeds of $819,000. On June 18, 90,000 shares were issued at a price of $4.00 in a private placement for total proceeds of $360,000. On July 17, 86,000 shares were issued at a price of $4.68 in a private placement for total proceeds of $403,000. On September 9, 91,000 shares were issued at a price of $4.40 in a private placement for total proceeds of $400,400. On November 27, 53,500 shares were issued at a price of $3.75 in a private placement for total proceeds of $200,625. On December 17, 125,000 shares were issued at a price of $4.10 in a private placement for total proceeds of $512,500.

The Company used cash of $2,406,600 in operations in 2002 compared to $2,595,201 in 2001. The Company invested $605,538 in additional capital assets in the year ended December 31, 2002, consisting mostly of patent costs, compared to $340,662 in the same period in 2001. The Company believes that funds from operations as well as from existing equity facilities will be sufficient to meet the Company's cash requirements for the next twelve months.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenue

Revenue from sales amounted to $235,288 for the year ended December 31, 2001, compared with $157,688 for the year ended December 31, 2000. The increase is attributable to higher sales volumes for both AlzheimAlert(TM) ($113,132) and NicAlert(TM) ($122,156) in 2001 compared to 2000 (AlzheimAlert(TM) increased 93% and NicAlert(TM) increased 23%). The Company also earned revenue from research and licensing contracts ($127,403). Research contract revenue ($30,000) was funded by the Foundation for Nutritional Advancement. A director and officer of the Foundation is also a director of the Company. License fees ($97,403) include the sale of certain rights to a third party in 2001 for which the Company has no continuing obligations. Interest revenue was $17,918 in 2001 compared to $68,179 in 2000, due to lower average cash balances. In 2001, one customer accounted for approximately 26% of revenue and, in total, 5 customers accounted for 54% of revenue in 2001. In 2000 and 1999, no single customer accounted for more than 10% of revenue.

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


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Dr. Paul Averback, M.D., D.A.B.P., 52, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox's predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer's disease. He has practiced medicine in numerous Canadian institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Dr. Hans Black, MD, 49, Director since May 13, 1999, has a doctorate in medicine from McGill University, and has been Chairman and Chief Investment Officer of Interinvest Consulting Corporation, a Montreal-based global money management firm with offices in Toronto and Boston and affiliates in Bermuda and Zurich, for over twenty five years. Dr. Black appears regularly on the PBS network show, Nightly Business Report, and has been a guest lecturer at Harvard, Temple and McGill Universities. Dr. Black is a member of the boards of Fonds de Recherche de l'Institut de Cardiologie de Montreal and L'Opera de Montreal, a member of the Advisory Council of The Paul H. Nitze School of Advanced International Studies of Johns Hopkins University, and is a member of the board of the NASDAQ-listed Nymox Corporation. In addition, Dr. Black serves as chairman of the board of the Quebec-based food company, Les Aliments SoYummi Inc.

Jack Gemmell, 51, has been a Director since June, 2001 and is Nymox's General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years with before joining Nymox in July, 1998.

Michael R. Sonnenreich, 65, Director since April 18, 2000, is a graduate of Harvard University Law School, and has been Senior Partner of Michael Sonenreich, since 1973, Chairman and CEO of Kikaku America International for the past fifteen years, and President and CEO of Glocal Communications Corp. Ltd. of London for the past five years. He is also Vice Chairman of PharMa International Corporation of Tokyo, Director of Asset Advisory Services of Zurich, Member of the Board of Advisors of John Hopkins University School of Advanced International Studies and Member of the Board of Overseers of Tufts University Medical School. Mr. Sonnenreich has in the past been a Board Member or a Trustee of numerous important companies and universities, and has long-term involvements with many non-profit institutions, and served as President of the National Coordinating Council on Drug Education.

Professor Walter P. von Wartburg, 64, Director since April 18, 2000, is a partner in the private law practice of Law & Life Sciences in Basel, Switzerland, specializing in biotech and drug regulatory affairs. Prior to joining Law & Life Sciences, Professor von Wartburg spent 32 years in the pharmaceutical industry. Most recently, from 1996 to 1999, he was Chief Information Officer of Novartis and from 1990-1996, he was Chief of Staff of Ciba-Geigy (which merged with Sandor in 1996 to form Novartis). From 1980 to 1990, he was a member of the Executive Committee of

Ciba-Geigy. He is a law graduate of the Universities of Basel, Paris, Princeton, Stanford and Harvard Law School; Member of the Basel Bar Association and Professor on public health policy at the Saint Gall Graduate School of Economics, Business and Public Administration. He is author of various books and articles on drug abuse, pharmaceutical legislation, biotechnology, issues management, communications and business administration. He is also the Founder-President of the Swiss Foundation for the Mentally Handicapped "PRO MENTE SANA;" Member of the National Advisory Board of the Bioethics Institute of the Johns Hopkins University and past Chairman of the Board of the University Hospital of Basel.

Michael Munzar, M.D., 49, Medical Director since June 1, 1996, received an M.D. from the Faculty of Medicine, McGill University, in 1979. He practiced medicine for over 15 years in a variety of institutional and private practice settings. He has a diverse medical background that includes most aspects of medical care, including geriatrics and psychiatry. He also has extensive business experience with the establishment, operation and management of medical facilities.

Mr. Roy M. Wolvin, 48, Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Compensation

The table below provides compensation information for the fiscal year ended December 31, 2002 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table
                              Fiscal Year ending          Fiscal Year ending
                                 Dec. 31, 2002               Dec. 31, 2001
                          --------------------------  --------------------------
NAME AND                                 OTHER CASH                  OTHER CASH
PRINCIPAL POSITION           SALARY     COMPENSATION    SALARY      COMPENSATION
------------------------  ------------  ------------  ------------  ------------
Dr. Paul Averback         CAN$ 50,000        --       CAN$ 50,000        --
President and C.E.O.      (US$ 31,839)                (US$ 31,839)

Mr. Roy Wolvin            CAN$ 72,000        --       CAN$ 72,000        --
Secretary-Treasurer       (US$ 45,848)                (US$ 45,848)

Mr. Jack Gemmell          CAN$ 96,000        --       CAN$ 96,000        --
General Counsel           (US$ 61,130)                (US$ 61,130)

Dr. Michael Munzar        CAN$159,725        --       CAN$138,000        --
Medical Director          (US$101,710)                 (US$87,876)

All directors and senior  CAN$377,725        --       CAN$356,000        --
management as a group     (US$240,527)                (US$226,693)

Nymox does not have written ent contracts with any of the senior management named above. Directors of Nymox, with the exception of the President and our General Counsel, are paid a fee of $1,000 for each board meeting attendance and are reimbursed for expenses incurred in connection with their office.

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

Nymox's Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Hans Black, M.D.; the other members are Michael Sonnenreich and Walter von Wartburg.

The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company with a particular focus on financial statements and financial reporting to shareholders.

Subject to shareholder approval, the Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. It oversees all relationships between the Company and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditors report directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

The Audit Committee meets at least four times a year to review with management and the independent auditors the company's interim and year-end financial condition and results of operations. Its review includes an assessment of the adequacy of the internal accounting, bookkeeping and control procedures of the company.

The Audit Committee also has the responsibility for reviewing on an ongoing basis all material transactions between the company and its affiliates and other related parties such as officers, directors, other key management personnel, major shareholders and their close family members, affiliated companies or associated enterprises.

The Audit Committee has the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities, including the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out its duties.

The Human Resources and Compensation Committee consists of the independent directors of the company with the company's CEO being an ex officio non-voting member of the Committee. The Chairman of the Committee is Professor Walter von Wartburg; the other member are Dr. Hans Black, Michael Sonnenreich and Dr. Paul Averback (ex offico).

The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the company. The Committee is also responsible for the administration and award of options to purchase shares pursuant to the company's option and share purchase plans. When considering the compensation arrangements for the CEO, the Committee meets in executive session without the presence of the company's CEO.

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

In its Maywood and St.-Laurent laboratories and offices, for the year 2002, the company employed on the average nineteen persons with fourteen in research and development and five in administration and marketing; for the year 2001, twenty-one persons (fifteen in research and development and six in administration and marketing; and for the year 2000 twenty-three persons (eighteen in research and development and five in administration and marketing).

Share Ownership

As of April 30, 2003, the numbers of common shares owned by and options granted to directors and senior officers of the Corporation were as follows:

                         Common                 Options                  Expiry
                         Shares      Options      Not      Exercise       Date
Name                      Owned       Vested     Vested      Price        M/D/Y
----                   ----------    -------    -------    ---------    --------
Paul Averback, M.D.    12,650,895

Hans Black, M.D.           10,000     25,000                  $3.12     05/13/09
                                                            (C$4.50)
                                      25,000                  $3.875    05/01/10
                                      20,000    30,000        $6.93     05/01/10
                                                           (C$10.00)
                                      10,000                  $4.70     06/15/10
                                      50,000    25,000        $4.33     11/13/11

Michael Sonnenreich        62,000    100,000                  $3.875    05/01/10
                                      50,000    25,000        $4.33     11/13/11

                         Common                 Options                  Expiry
                         Shares      Options      Not      Exercise       Date
Name                      Owned       Vested     Vested      Price        M/D/Y
----                   ----------    -------    -------    ---------    --------
Walter von Wartburg        42,000    100,000                  $3.875    05/01/10
                                      50,000    25,000        $4.33     11/13/11

Jack Gemmell               10,525     50,000                  $6.93     01/22/09
                                                           (C$10.00)
                                      25,000                  $3.875    05/01/10
                                      25,000                  $1.93     04/22/11

Roy Wolvin                  5,000     10,000                  $2.25     01/17/06
                                                            (C$3.25)
                                      10,000                  $9.53     01/17/06
                                                           (C$13.75)
                                      10,000                  $6.79     01/17/06
                                                            (C$9.80)
                                      20,000                  $6.93     01/17/06
                                                           (C$10.00)
                                      20,000                  $3.12     05/13/09
                                                            (C$4.50)
                                       5,000                  $1.93     04/22/11

Michael Munzar             33,925     50,000                  $7.97     04/30/06
                                                           (C$11.50)
                                       5,000                  $6.24     10/31/07
                                                            (C$9.00)
                                      30,000                  $6.93     10/31/07
                                                           (C$10.00)
                                                10,000        $6.93     10/31/07
                                                           (C$10.00)
                                      20,000                  $3.12     05/13/09
                                                            (C$4.50)
                                      50,000                  $3.90     08/25/10
                                      35,000                  $1.93     04/22/11
                                      20,000                  $4.45     08/25/12


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

Legal Proceedings

In December 2000, an investment company, Amro International, S.A., served Nymox with a Statement of Claim filed with the Ontario Superior Court of Justice (Court File No. 00-CV-201587), claiming to be entitled to the issuance of 388,797 shares in accordance with repricing provisions contained in the March 2000 agreement between Amro and Nymox and to damages of $4 million for lost opportunity to sell these shares. Nymox believes that Amro's interpretation of the repricing provisions in the March 2000 agreement is incorrect and that Amro's damage claims are without merit. Nymox has filed a Statement of Defense and intends to defend the action vigorously and to consider its other options with respect to this matter.

Dr. Fitzpatrick, a former employee, has filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the company. She is claiming damages of up to $498,000.00 plus attorney's fees and costs based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, she filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Company. The complaint claims unspecified damages. The Company believes these claims are without merit and intends to defend the matter vigorously.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders

The following table sets out as of April 30, 2003, the number of common shares owned by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

                                   Number of Common Shares    Percent of Class
Name of Shareholder                owned by Shareholder       of Common Shares
-------------------------------    -----------------------    ----------------
Dr. Paul Averback                        12,650,895              53.9%
All directors and officers
  as a group                             12,807,345              54.6%

In addition, as of April 30, 2003, Dr. Averback's wife owned 848,172 common shares (3.6%) and 9022-1433 Canada Inc., a company owned by Dr. Averback and his wife, owns 500,000 common shares (2.1%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Based on a public filing, Mayer Offman reported on August 26, 2002: sole voting and dispositive power over 211,400 shares, shared voting and dispositive power over 1,664,823 shares as Vice-President of Shear-Offman, Inc., the managing member of Generic Trading of Philadelphia LLC, which is the holder of record of these shares, and dispositive power over 1,045,660 shares as the authorized trader for accounts held by Gabriel Capital, LP, Ariel Fund Limited and Simaru Associates, LLC in which these shares are held, for a total of 2,921,883 common shares or approximately 13.1% of Nymox's shares.

Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of April 30, 2003, total shares outstanding were 24,473,434. There were 228 holders of record of the common shares and 3,795 beneficial shareholders in total. Of these, 87 were holders of record of the common shares and 2,551 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 3,477,764 shares, representing 14.2% of the outstanding shares of common stock.

Related Party Transactions

Research contract revenue in 2001 ($30,000) was funded by the Foundation for Nutritional Advancement. Michael Sonnenreich, a director and officer of the Foundation is also a director of the Company.


ITEM 8. FINANCIAL INFORMATION


                     [Remainder of Page Intentionally Blank]

                  Consolidated Financial Statements of

                  NYMOX PHARMACEUTICAL
                  CORPORATION

                  Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2002 and 2001, we conducted our audits in accordance with United States generally accepted auditing standards and Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.


   /s/ KPMG LLP


Chartered Accountants

Montreal, Canada
February 28, 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000



Financial Statements

     Consolidated Balance Sheets                                 45

     Consolidated Statements of Operations                       46

     Consolidated Statements of Deficit                          47

     Consolidated Statements of Cash Flows                       48

     Notes to Consolidated Financial Statements                  49

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2002 and 2001
(in US dollars)
================================================================================
                                                     2002             2001
--------------------------------------------------------------------------------

Assets

Current assets:
   Cash                                         $    660,629    $    488,987
   Accounts receivable                               101,364          52,459
   Research tax credits receivable                    47,165          30,509
   Inventories                                        53,208          17,567
   Prepaid expenses and deposits                      17,500          55,000
--------------------------------------------------------------------------------
                                                     879,866         644,522

Long-term receivables (note 6)                        70,000          70,000

Property and equipment (note 3)                      185,293         217,083

Patents and intellectual property (note 4)         3,223,498       3,154,441

Deferred share issuance costs (note 7 (c))                --         106,195
--------------------------------------------------------------------------------
                                                $  4,358,657    $  4,192,241
================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities     $    870,925    $    295,393
   Notes payable (note 5)                            544,872         396,775
   Deferred revenue                                   55,930          55,325
--------------------------------------------------------------------------------
                                                   1,471,727         747,493

Non-controlling interest (note 6)                    800,000         800,000

Shareholders' equity:
   Share capital (note 7)                         28,407,600      25,376,557
   Warrants and options                              336,438         336,438
   Additional paid-in capital                         85,200          85,200
   Deficit                                       (26,742,308)    (23,153,447)
--------------------------------------------------------------------------------
                                                   2,086,930       2,644,748
Commitments and contingencies (note 8)
Subsequent events (note 15)

--------------------------------------------------------------------------------
                                                $  4,358,657    $  4,192,241
================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

  /s/ Paul Averback, MD,  Director
-------------------------------------

   /s/ Hans Black, MD,  Director
-------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

================================================================================
                                           2002           2001          2000
--------------------------------------------------------------------------------

Revenues:
   Sales                              $   356,162    $   235,288    $   157,688
   License fees                              --           97,403           --
   Research contracts                        --           30,000           --
   Interest                                 5,586         17,918         68,179
--------------------------------------------------------------------------------
                                          361,748        380,609        225,867

Expenses:
   Research and development             1,706,086      1,499,654      2,084,232
   Less research tax credits              (16,656)       (20,052)       (10,457)
--------------------------------------------------------------------------------
                                        1,689,430      1,479,602      2,073,775
   General and administrative           1,230,439      1,087,326      1,335,500
   Marketing                              235,925        343,244        363,142
   Cost of sales                          216,637        131,904         87,450
   Depreciation and amortization          397,269        381,582        375,810
   Interest and bank charges               46,967          6,455         14,169
--------------------------------------------------------------------------------
                                        3,816,667      3,430,113      4,249,846
   Gain on disposal of property
    and equipment                         (32,900)          --             --
--------------------------------------------------------------------------------
                                        3,783,767      3,430,113      4,249,846

--------------------------------------------------------------------------------
Net loss                              $(3,422,019)   $(3,049,504)   $(4,023,979)
================================================================================


--------------------------------------------------------------------------------
Basic and diluted loss per share
 (note 10)                            $     (0.15)   $     (0.14)   $     (0.19)
================================================================================


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

================================================================================
                                        2002            2001            2000
--------------------------------------------------------------------------------

Deficit, beginning of year         $(23,153,447)   $(19,982,999)   $(15,605,816)

Net loss                             (3,422,019)     (3,049,504)     (4,023,979)

Share issue costs                      (166,842)       (120,944)       (353,204)

--------------------------------------------------------------------------------
Deficit, end of year               $(26,742,308)   $(23,153,447)   $(19,982,999)
================================================================================


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

=========================================================================================================
                                                                   2002            2001          2000
---------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net loss                                                    $(3,422,019)   $(3,049,504)   $(4,023,979)
   Adjustments for:
     Depreciation of property and equipment                         44,710         54,028         53,256
     Amortization of patents and intellectual
       property                                                    352,559        327,554        322,554
     (Gain) loss on disposal of property
       and equipment                                               (32,900)           250             --
     Services paid with common shares                               32,420             --             --
     Write-off of note receivable                                       --             --        108,280
     Write-down of deferred share issuance costs                   106,195         87,263           --
   Changes in operating assets and liabilities:
     Accounts receivable                                           (48,905)       (20,942)        16,730
     Research tax credits receivable                               (16,656)       (20,052)        (7,277)
     Inventories                                                   (35,641)       (13,242)        (4,325)
     Prepaid expenses and deposits                                  37,500         12,500         56,000
     Accounts payable and accrued liabilities                      575,532        (28,381)      (380,511)
     Deferred revenue                                                  605         55,325           --
---------------------------------------------------------------------------------------------------------
                                                                (2,406,600)    (2,595,201)    (3,859,272)

Cash flows from financing activities:
     Proceeds from issuance of share capital                     2,995,525      2,554,254      5,010,981
     Share issue costs                                            (166,842)       (91,890)      (380,365)
     Proceeds from notes payable                                   200,000        396,775        201,993
     Repayment of notes payable                                    (51,903)            --       (548,421)
---------------------------------------------------------------------------------------------------------
                                                                 2,976,780      2,859,139      4,284,188

Cash flows from investing activities:
   Additions to property and equipment                             (12,919)        (2,687)      (106,497)
   Additions to patent costs                                      (418,519)      (337,975)      (275,071)
   Proceeds from disposal of property and equipment                 32,900             --             --
   Proceeds from collection of notes receivable                         --             --         73,000
---------------------------------------------------------------------------------------------------------
                                                                  (398,538)      (340,662)      (308,568)

---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                    171,642        (76,724)       116,348

Cash, beginning of year                                            488,987        565,711        449,363

---------------------------------------------------------------------------------------------------------
Cash, end of year                                              $   660,629    $   488,987    $   565,711
=========================================================================================================

Supplemental disclosure to statements of cash flows:
   (a) Interest paid                                           $    46,967    $     6,455    $    14,169
   (b) Non-cash transactions:
          Acquisition of Serex Inc. by issuance
           of common shares and other securities                        --             --      1,319,997
          Amortization of deferred share
           issue costs charged to deficit                               --         29,054         20,220
          Shares issued for services                                32,420             --             --
          Additions to patent costs included in accounts
           payable and accrued liabilities at year-end             174,100             --             --

See accompanying notes to consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


1.   Business activities:

     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

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

          Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders' equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 12.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (b)  Inventories:

          Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost of is determined on the basis of weighted average cost.

     (c)  Property and equipment, patents and intellectual property:

          Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

          ==============================================================
          Asset                                                    Rate
          --------------------------------------------------------------
          Laboratory equipment                                      20%
          Computer equipment                                        20%
          Office equipment and fixtures                             20%
          Intellectual property rights acquired                     10%
          ==============================================================

          Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years commencing in the year of commercial production of the developed products.

          Management reviews the unamortized balance of property and equipment, patents and intellectual property whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment losses were identified by the Corporation for the years ended December 31, 2002, 2001 and 2000.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2. Significant accounting policies (continued):

     (d)  Revenue recognition (continued):

          Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

     (e)  Research and development expenditures:

          Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

     (f)  Foreign currency translation:

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

          Effective January 1, 2002, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to foreign currency translation. The new recommendations eliminate the deferral and amortization of unrealized foreign currency translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The new recommendations also require the disclosure of foreign exchange gains (losses) included in the consolidated statements of operations which, for fiscal 2002, amounted to $3,315 (2001 - $15,910; 2000 - $14,776). The change was adopted retroactively. There was no impact on the Company's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


2.   Significant accounting policies (continued):

     (g) Stock-based compensation plan:

         Effective January 1, 2002, the Company adopted the new recommendations of the CICA, Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, be accounted for using the fair value method. For all other stock-based employee compensation awards, the CICA has not prescribed specific methods, and, therefore, the Company has chosen to use the settlement method of accounting as permitted under the new standard. Under this method, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

         The new standard requires that the Company disclose the pro forma effect of accounting for all stock-based awards granted during the year ended December 31, 2002 under the fair value-based method (see note
         10). In the first year of application, comparative disclosures need not be provided for prior years.

     (h) Income taxes:

         The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2. Significant accounting policies (continued):

     (j) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets.

3.   Property and equipment:

     ===========================================================================
                                                                            2002
     ---------------------------------------------------------------------------
                                                        Accumulated
                                                       depreciation     Net book
                                           Cost    and amortization        value
     ---------------------------------------------------------------------------
     Laboratory equipment             $ 620,576           $ 471,662    $ 148,914
     Computer equipment                  73,043              47,807       25,236
     Office equipment and fixtures       88,949              77,806       11,143

     ---------------------------------------------------------------------------
                                      $ 782,568           $ 597,275    $ 185,293
     ===========================================================================


     ===========================================================================
                                                                            2001
     ---------------------------------------------------------------------------
                                                        Accumulated
                                                       depreciation     Net book
                                           Cost    and amortization        value
     ---------------------------------------------------------------------------
     Laboratory equipment             $ 615,656           $ 444,049    $ 171,607
     Computer equipment                  73,044              41,497       31,547
     Office equipment and fixtures       88,949              75,020       13,929

     ===========================================================================
                                      $ 777,649           $ 560,566    $ 217,083

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


4.   Patents and intellectual property:

     ===========================================================================
                                                                            2002
     ---------------------------------------------------------------------------

                                                       Accumulated      Net book
                                             Cost     amortization         value
     ---------------------------------------------------------------------------

     Patent costs                      $2,078,996       $  401,486    $1,677,510
     Intellectual property
      rights acquired                   2,222,661          676,673     1,545,988

     ---------------------------------------------------------------------------
                                       $4,301,657       $1,078,159    $3,223,498
     ===========================================================================


     ===========================================================================
                                                                            2001
     ---------------------------------------------------------------------------

                                                       Accumulated      Net book
                                             Cost     amortization         value
     ---------------------------------------------------------------------------

     Patent costs                      $1,660,475       $  269,781    $1,390,694
     Intellectual property
      rights acquired                   2,219,564          455,817     1,763,747

     ---------------------------------------------------------------------------
                                       $3,880,039       $  725,598    $3,154,441
     ===========================================================================


5.   Notes payable:

     ===========================================================================
                                                              2002          2001
     ---------------------------------------------------------------------------

     Note payable, bearing interest at the prime
      rate plus 2%, due on or before January 1, 2004    $   44,872    $   96,775
     Note payable, bearing interest at the prime
      rate plus 2%, due on or before January 1, 2004       500,000       300,000

     ---------------------------------------------------------------------------
                                                        $  544,872    $  396,775
     ===========================================================================

     During the year, the maturity dates of the notes payable outstanding at December 31, 2001 were extended to the dates referred to above.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


6.   Non-controlling interest:

     Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

     The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.


7.   Share capital:

     ===========================================================================
                                                           2002          2001
     ---------------------------------------------------------------------------

     Authorized:
        An unlimited number of common shares

     Issued and outstanding:
        23,020,954 common shares
         (2001 - 22,297,525 shares)                    $28,407,600   $25,376,557
     ===========================================================================


     (a) Changes in the Corporation's outstanding common shares are presented below:

     ===========================================================================
                                                            Shares       Dollars
     ---------------------------------------------------------------------------

     Issued and outstanding, December 31, 2000          21,377,621   $22,822,303

     Issue of common shares for cash under private
      placements and common stock purchase
      agreement (b) (c)                                    811,904     2,236,199

     Issue of common shares pursuant to
      exercise of stock options (e)                        108,000       318,055

     ---------------------------------------------------------------------------
     Balance, December 31, 2001                         22,297,525    25,376,557

     Issue of common shares under private
       placements (b)                                      714,574     2,995,525

     Issued to acquire additional shares of Serex (b)          932         3,098

     Issued in exchange for services (b)                     7,923        32,420

     ---------------------------------------------------------------------------
     Balance, December 31, 2002                         23,020,954   $28,407,600
     ===========================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


7.   Share capital (continued):

     (b)  Private placements and other:

          In 2002, the Corporation completed private placements for 714,574 common shares and received aggregate proceeds of $2,995,525. In 2001, the Corporation completed private placements for 594,100 common shares and received aggregate proceeds of $1,799,490. The share issue costs related to these private placements have been charged against the deficit.

          The Corporation also issued 932 common shares and 574 Series J warrants to purchase an additional 5,000 shares of Serex, Inc. that it did not already own. The Corporation now owns approximately 98% of Serex, Inc. The warrants are exercisable at $3.70 per share and expire on July 31, 2005. In addition, the Corporation issued 7,923 common shares for certain services totalling $32,420.

     (c)  Common Stock Purchase Agreement:

          In November 1999, the Corporation and Jaspas Investments Limited ("Jaspas"), a corporation based in the British Virgin Islands, signed a common stock purchase agreement (the "Agreement") that established the terms and conditions for the issuance and purchase of the Corporation's common shares by Jaspas. In general terms, Jaspas was committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period.

          The Agreement established what was referred to by the parties as an equity drawdown facility. On a monthly basis, the Corporation requested, at its discretion, a drawdown on the facility subject to a formula, based on the average stock price and average trading volume, that sets the maximum amount for any given draw. At the end of a 22-day trading period following the drawdown request, the amount of money that Jaspas provided to the Corporation and the number of shares that the Corporation issued was settled based on the formula using the average daily share price for each of the 22 trading days. Jaspas received a 6% discount on the market price determined for the 22-day trading period, and the Corporation received the settled amount less a 3% placement fee payable to the placement agents.

          In 2002, the Corporation did not make any drawdowns under this facility. In 2001, the Corporation issued 217,804 common shares and raised $436,709 under this facility.

          The gross fees related to this transaction amounted to $242,732. These costs were initially accounted for as deferred share issuance costs to be amortized over the thirty-month drawdown period. Amortization was calculated for each drawdown based on the percentage of the actual drawdown over the total facility. In 2002, the Corporation amortized nil (2001 - $29,054) deferred share issuance costs to the deficit related to drawdowns in the year. In addition, the Corporation wrote off against earnings deferred share issuance costs in the amount of $106,195 (2001 - $87,263) for the portion of the facility that was not utilized by the Corporation. The facility expired in January 2003.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


7.   Share capital (continued):

     (d)  Warrants:

          The Corporation has issued the following warrants to purchase common shares:

================================================================================
          Exercise                               Outstanding
             price                                        at
               per           Exercised           December 31,
Warrants     share   Issued    to date  Expired         2002              Expiry
--------------------------------------------------------------------------------

Series E    $ 4.53  200,000         -        -       200,000   November 30, 2004
Series F    $ 4.06  160,000         -        -       160,000   November 30, 2004
Series G    $ 3.70  115,662         -        -       115,662     January 8, 2005
Series H    $ 9.38   66,667         -        -        66,667       March 6, 2004
Series I    $ 7.81   26,667         -        -        26,667       March 6, 2004
Series J    $ 3.70   42,864         -        -        42,864       July 31, 2005
Series K    $ 2.06  100,000         -        -       100,000       March 6, 2003

--------------------------------------------------------------------------------
            $ 4.47  711,860         -        -       711,860
================================================================================


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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (e)  Stock options (continued):

          Changes in outstanding options were as follows for the last two fiscal periods:

          ======================================================================
                                                                Weighted average
                                                     Number       exercise price
          ----------------------------------------------------------------------

          Balance, December 31, 2000              1,639,500              $  4.54

          Granted                                   413,500                 3.78

          Exercised                                (108,000)                2.95

          Expired                                  (265,000)                4.04

          Cancelled                                 (40,000)                3.70

          ----------------------------------------------------------------------
          Balance, December 31, 2001              1,640,000                 4.51

          Granted                                    20,000                 4.45

          Expired                                    (6,000)                3.30

          ----------------------------------------------------------------------
          Balance, December 31, 2002              1,654,000              $  4.51
          ======================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (e)  Stock options (continued):

          At December 31, 2002, options outstanding and exercisable were as follows:

          ======================================================================
              Options         Options      Exercise price                 Expiry
          outstanding     exercisable     price per share                   date
          ----------------------------------------------------------------------

               20,000          20,000          $     6.93     September 12, 2003
               10,000          10,000                2.25         April 13, 2004
                5,000           5,000                9.53         April 13, 2004
                5,000           5,000                6.79         April 13, 2004
               40,000          40,000                6.93         April 13, 2004
                5,000           5,000                6.24         April 13, 2004
              210,000         210,000                2.25       January 17, 2006
               10,000          10,000                9.53       January 17, 2006
               10,000          10,000                6.79       January 17, 2006
               20,000          20,000                6.93       January 17, 2006
              100,000         100,000                7.97         April 30, 2006
               10,000          10,000               11.60        August 13, 2006
               10,000          10,000                6.24        August 13, 2006
               30,000          30,000                6.93        August 13, 2006
                5,000           5,000                6.24       October 31, 2007
               40,000          40,000                6.93       October 31, 2007
                9,000           9,000                6.41      December 19, 2007
              100,000         100,000                4.85       November 9, 2008
               50,000          50,000                6.93       January 22, 2009
                2,000           2,000                6.41         March 23, 2009
               67,000          67,000                3.12           May 13, 2009
               75,000          75,000                3.12           June 1, 2009
              253,500         253,500                3.88            May 1, 2010
               50,000          20,000                6.93            May 1, 2010
               10,000          10,000                4.70          June 15, 2010
               10,000          10,000                3.50          July 13, 2010
                2,000           2,000                4.00          July 13, 2010
               10,000          10,000                3.20        August 14, 2010
                5,000           5,000                3.15        August 16, 2010
               50,000          50,000                3.90        August 25, 2010
               10,000          10,000                2.21       January 16, 2011
               70,500          70,500                1.93         April 23, 2011
                2,000           2,000                3.75        October 1, 2011
              100,000          40,000                4.00       November 1, 2011
                3,000           3,000                4.20       November 9, 2011
              225,000         150,000                4.33      November 13, 2011
               20,000          20,000                4.45        August 25, 2012

          ----------------------------------------------------------------------
            1,654,000       1,489,000          $     4.51
          ======================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

8.   Commitments and contingencies:

     (a)  Operating leases:

          Minimum lease payments under operating leases for the Corporation's premises for the next three years are as follows:

          ======================================================================
          2003                                                 $  175,000
          2004                                                    175,000
          2005                                                     69,000
          ----------------------------------------------------------------------
                                                               $  419,000
          ======================================================================

     (b)  Research funding agreement:

          The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $479,000 in the next two years as follows:

          ======================================================================
          2003                                                 $  249,000
          2004                                                    230,000
          ----------------------------------------------------------------------
                                                               $  479,000
          ======================================================================

          Under this agreement, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

     (c)  Contingencies:

          Litigation:

          In December 2000, an investment company served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a private placement that was finalized in March 2000 and to damages of $4 million for lost opportunity to sell these shares. The Corporation believes that the company's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

8. Commitments and contingencies (continued):

     (c)  Contingencies (continued):

          Demand for arbitration:

          In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously.


9.   Income taxes:

     Details of the components of income taxes are as follows:

     ===========================================================================
                                           2002            2001            2000
     ---------------------------------------------------------------------------
     Loss before income taxes:
        Canadian operations         $(2,660,160)    $(2,257,157)    $(2,558,476)
        U.S. operations                (761,859)       (792,347)     (1,465,503)
     ---------------------------------------------------------------------------
                                     (3,422,019)     (3,049,504)     (4,023,979)

     Basic income tax rate                   35%            37%             38%
     ---------------------------------------------------------------------------
     Income tax recovery at
      statutory rates                (1,203,000)     (1,128,000)     (1,529,000)

     Adjustments in income taxes
      resulting from:
        Non-recognition of
         losses and other
         unclaimed deductions         1,203,000       1,128,000       1,529,000
     ---------------------------------------------------------------------------
     Income taxes                   $         -     $         -     $         -
     ===========================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


9.   Income taxes (continued):

     The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

     ===========================================================================
                                                           2002            2001
     ---------------------------------------------------------------------------
     Future tax assets:
        Non-capital losses                          $ 7,265,000     $ 6,300,000
        Scientific research and experimental
         development expenditures                       675,000         600,000
        Investment tax credits, net                     290,000         250,000
        Property and equipment                          113,000              -
        Share issue costs                               115,000         135,000
     ---------------------------------------------------------------------------
                                                      8,458,000       7,285,000

         Less valuation allowance                    (7,753,000)     (6,485,000)
     ---------------------------------------------------------------------------
                                                        705,000         800,000
     Future tax liabilities:
         Intellectual property rights                  (485,000)       (560,000)
         Foreign exchange gains                        (220,000)       (240,000)
     ---------------------------------------------------------------------------
                                                       (705,000)       (800,000)
     ---------------------------------------------------------------------------
     Net future tax asset                           $        -      $        -
     ===========================================================================


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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

9.   Income taxes (continued):

     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. These expire as follows:

     ===========================================================================
                                                          Federal     Provincial
     ---------------------------------------------------------------------------
     Non-capital losses:
         2003                                         $ 1,260,000    $   800,000
         2004                                           1,385,000        685,000
         2005                                           1,960,000      1,965,000
         2006                                           2,232,000      2,232,000
         2007                                           2,648,000      2,648,000
         2008                                           1,925,000      1,925,000
         2009                                           2,363,000      2,342,000

     Scientific research and
      development expenditures:
        (Indefinitely)                                  1,714,000      3,274,000
     ===========================================================================


     The Corporation also has investment tax credits available in the amount of approximately $435,000 to reduce future years' federal taxes payable. These credits expire as follows:

     ===========================================================================
     2005                                                              $  25,000
     2006                                                                184,000
     2007                                                                 98,000
     2008                                                                  3,000
     2009                                                                  8,000
     2010                                                                 32,000
     2011                                                                 50,000
     2012                                                                 35,000
     ---------------------------------------------------------------------------
                                                                       $ 435,000
     ===========================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)
--------------------------------------------------------------------------------

9.   Income taxes (continued):

     In addition, the Corporation's US subsidiaries have losses carried forward of approximately $8,790,000 which expire as follows:

     ===========================================================================

     2010                                                            $    50,000
     2011                                                              1,035,000
     2012                                                              1,933,000
     2018                                                              2,782,000
     2019                                                              1,078,000
     2020                                                                812,000
     2021                                                                664,000
     2022                                                                436,000

     ---------------------------------------------------------------------------
                                                                     $ 8,790,000
     ===========================================================================

10.  Earnings per share:

     (a)  Basic and diluted earnings per share:

          A reconciliation between basic and diluted earnings per share is as follows:

     ===========================================================================
                                             2002           2001           2000
     ---------------------------------------------------------------------------

     Basic:
       Basic weighted average number
        of common shares outstanding   22,651,639     21,873,966     20,890,735
     ---------------------------------------------------------------------------

       Basic loss per share           $     (0.15)   $     (0.14)   $     (0.19)
     ---------------------------------------------------------------------------

     Diluted:
       Basic weighted average number
        of common shares outstanding   22,651,639     21,873,966     20,890,735
       Plus impact of stock options
        and warrants (1)                  314,029        121,728        239,551

     ---------------------------------------------------------------------------
       Diluted common shares           22,965,668     21,995,694     21,130,286
     ---------------------------------------------------------------------------

       Diluted loss per share         $     (0.15)   $     (0.14)   $     (0.19)
     ===========================================================================

     (1) The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2002, 2001 and 2000.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


10.  Earnings per share (continued):

     (a)  Basic and diluted earnings per share (continued):

          Excluded from the above calculations are 1,186,500 stock options and 453,334 warrants which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2001 - 760,500 options and 293,334 warrants; 2000 - 507,500 options and 135,624 warrants).


     (b)  Stock-based compensation:

          If the fair value-based accounting method under Handbook Section 3870 had been used to account for stock-based compensation costs relating to exempt options and warrants issued to employees during the year ended December 31, 2002, the net loss and related loss per share figures would be as follows:

          ======================================================================
          Reported net loss                                         $(3,422,019)
          Pro forma adjustments to compensation expense                 (53,200)
          ----------------------------------------------------------------------
          Pro forma net loss                                        $(3,475,219)
          ----------------------------------------------------------------------
          Pro forma loss per share:
             Basic                                                  $     (0.15)
             Diluted                                                      (0.15)
          ======================================================================

          The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

          ======================================================================
          Risk free interest rate                                          4.49%
          Expected volatility                                                54%
          Expected life in years                                               5
          Expected dividend yield                                             -
          ======================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

10.  Earnings per share (continued):

     (b)  Stock-based compensation:

          The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2002:

          ======================================================================
                                                                Weighted average
                                                  Number of      grant-date fair
                                                    options      value per share
          ----------------------------------------------------------------------
          Exercise price per share equal
           to market price per share                 20,000              $  4.45
          ======================================================================

          Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.


11.  Financial instruments:

     (a)  Foreign currency risk management:

          Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation's expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation's operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

     (b)  Fair value disclosure:

          Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

          The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of the preferred shares. See note 6.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


11.  Financial instruments (continued):

     (c)  Credit risk:

          Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

     (d)  Interest rate risk:

          The Company's exposure to interest rate risk is as follows:

          ======================================================================

          Cash                                               Fixed interest rate
          Notes payable                                   Floating interest rate

          ======================================================================


12.  Canadian/U.S. Reporting Differences:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

================================================================================
                                             2002           2001           2000
--------------------------------------------------------------------------------

Net loss, Canadian GAAP               $(3,422,019)   $(3,049,504)   $(4,023,979)

Adjustments:
  Amortization of patents (i)               9,410          9,411          9,361
  Stock-based compensation - options
   granted to non-employees (ii)          (41,140)       (55,040)      (257,690)

--------------------------------------------------------------------------------
Net loss, U.S. GAAP                   $(3,453,749)   $(3,095,133)   $(4,272,308)
================================================================================

Loss per share, U.S. GAAP             $     (0.15)   $     (0.14)   $     (0.20)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

================================================================================
                                             2002           2001           2000
--------------------------------------------------------------------------------

Shareholders' equity, Canadian GAAP   $ 2,086,930    $ 2,644,748    $ 3,260,942

Adjustments:
  Amortization of patents (i)            (129,125)      (138,535)      (147,946)
  Stock-based compensation - options
   granted to non-employees (ii):
     Cumulative compensation expense   (1,301,723)    (1,260,583)    (1,205,543)
     Additional paid-in capital         1,354,286      1,313,146      1,258,106
  Change in reporting currency (iii)      (62,672)       (62,672)       (62,672)
--------------------------------------------------------------------------------
                                         (139,234)      (148,644)      (158,055)

--------------------------------------------------------------------------------
Shareholders' equity, U.S. GAAP       $ 1,947,696    $ 2,496,104    $ 3,102,887
================================================================================
                                            2002           2001           2000
--------------------------------------------------------------------------------

(i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, patents are amortized commencing in the year of commercial production of the developed products.

(ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 12 (d) (2).

(iii) Change in reporting currency:

      The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year and the statement of earnings at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (c)  Consolidated comprehensive income:

          FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss, US GAAP, required to reconcile to the comprehensive loss.

     (d)  Other disclosures required by United States GAAP:

          (1)  Development stage company:

               The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following additional disclosures are provided:

          ======================================================================
                                                Cumulative           Cumulative
                                         since the date of    since the date of
                                              inception of         inception of
                                           the Corporation      the Corporation
                                           to December 31,      to December 31,
                                                      2002                 2001
          ----------------------------------------------------------------------

          Revenues:
             Sales                            $  1,024,226         $    668,064
             Interest revenue                      507,654              502,068
             License revenue                        97,403               97,403
             Research contract                      30,000               30,000

          Expenses:
             Gross research and
              development expenditures          12,750,790           11,044,704
             Other expenses                     15,490,300           13,395,963

          Cash inflows (outflows):
             Operating activities              (24,027,858)         (21,588,838)
             Investing activities               (1,179,834)            (778,198)
             Financing activities               27,308,740           24,296,442

          ======================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------



12.  Canadian/U.S. Reporting Differences (continued):

     (d)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

               The statement of shareholders' equity since date of inception is presented below:

==================================================================================================================
                                                                       Additional
                                         Number of                        paid-in    Accumulated
                                            shares    Consideration       capital        deficit            Total
------------------------------------------------------------------------------------------------------------------

Year ended July 31, 1990:
   Common shares issued                  2,500,000       $  172,414          $  -    $         -     $    172,414
   Net loss                                      -                -             -        (109,241)       (109,241)
   ---------------------------------------------------------------------------------------------------------------
   Balance, July 31, 1990                2,500,000          172,414             -        (109,241)         63,173

Year ended July 31, 1991:
   Net loss                                      -                -             -         (21,588)        (21,588)
   Cumulative translation adjustment             -            1,499             -            (950)            549
   ---------------------------------------------------------------------------------------------------------------
   Balance, July 31, 1991                2,500,000          173,913             -        (131,779)         42,134

Year ended July 31, 1992:
   Common shares issued                      9,375           31,468             -               -          31,468
   Net loss                                      -                -             -         (45,555)        (45,555)
   Cumulative translation adjustment             -           (6,086)            -           5,598            (488)
   ---------------------------------------------------------------------------------------------------------------
   Balance, July 31, 1992                2,509,375          199,295             -        (171,736)         27,559

Year ended July 31, 1993:
   Common shares issued                    201,250          159,944             -               -         159,944
   Common shares cancelled                (500,000)               -             -               -               -
   Net loss                                      -                -             -         (38,894)        (38,894)
   Cumulative translation adjustment             -          (13,994)            -          12,830          (1,164)
   ---------------------------------------------------------------------------------------------------------------
   Balance, July 31, 1993                2,210,625          345,245             -        (197,800)        147,445

Year ended July 31, 1994:
   Common shares issued                      2,500            7,233             -               -           7,233
   Net loss                                      -                -             -         (53,225)        (53,225)
   Cumulative translation adjustment             -          (25,173)            -          15,808          (9,365)
   ---------------------------------------------------------------------------------------------------------------
   Balance, July 31, 1994                2,213,125          327,305             -        (235,217)         92,088

Year ended July 31, 1995:
   Common shares issued                     78,078          303,380             -               -         303,380
   Net loss                                      -                -             -        (285,910)       (285,910)
   Cumulative translation adjustment             -            5,196             -          (7,221)         (2,025)
   ---------------------------------------------------------------------------------------------------------------
   Balance, July 31, 1995                2,291,203          635,881             -        (528,348)        107,533

Period ended December 31, 1995:
   Adjustment necessary to
   increase the number of
   common shares                        12,708,797                -             -               -               -
   Adjusted number of
   common shares                        15,000,000          635,881             -        (528,348)        107,533
   Common shares issued                  2,047,082        2,997,284             -               -       2,997,284
   Net loss                                      -                -             -      (1,194,226)     (1,194,226)
   Share issue costs                             -         (153,810)            -               -        (153,810)
   Cumulative translation adjustment             -            2,858             -          (6,328)         (3,470)
   ---------------------------------------------------------------------------------------------------------------

   Balance, December 31, 1995
    carried forward                     17,047,082        3,482,213             -      (1,728,902)      1,753,311

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2002, 2001 and 2000
(in US dollars)
--------------------------------------------------------------------------------


12.  Canadian/U.S. Reporting Differences (continued):

     (d)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

               The statement of shareholders' equity since date of inception is presented below (continued):

==================================================================================================================
                                                                       Additional
                                          Number of                       paid-in     Accumulated
                                             shares   Consideration       capital         deficit          Total
------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995
 brought forward                         17,047,082     $ 3,482,213     $       -    $ (1,728,902)   $ 1,753,311

Year ended December 31, 1996:
   Common shares issued                     882,300       3,852,364             -               -      3,852,364
   Net loss                                       -               -             -      (3,175,587)    (3,175,587)
   Share issue costs                              -        (170,699)            -               -       (170,699)
   Stock-based compensation                       -               -       434,145               -        434,145
   Cumulative translation adjustment              -         (16,769)       (2,217)         24,544          5,558
   ---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996               17,929,382       7,147,109       431,928      (4,879,945)     2,699,092

Year ended December 31, 1997:
   Common shares issued                     703,491       3,180,666             -               -      3,180,666
   Net loss                                       -             -               -      (3,755,409)    (3,755,409)
   Share issue costs                              -        (161,482)            -               -       (161,482)
   Capital stock subscription                     -         352,324             -               -        352,324
   Stock-based compensation                       -               -       108,350               -        108,350
   Cumulative translation adjustment              -        (299,275)      (21,578)        325,364          4,511
   ---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997               18,632,873      10,219,342       518,700      (8,309,990)     2,428,052

Year ended December 31, 1998:
   Common shares issued                   1,095,031       5,644,638             -               -      5,644,638
   Net loss                                       -               -             -      (4,979,562)    (4,979,562)
   Share issue costs                              -         (54,131)            -               -        (54,131)
   Stock-based compensation                       -               -       274,088               -        274,088
   Cumulative translation adjustment              -        (685,156)      (43,750)        720,173         (8,733)
   ---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               19,727,904      15,124,693       749,038     (12,569,379)     3,304,352

Year ended December 31, 1999:
   Common shares issued                     275,900         969,253             -               -        969,253
   Net loss                                       -               -             -      (3,409,166)    (3,409,166)
   Share issue costs                              -         (35,041)            -               -        (35,041)
   Stock-based compensation                       -               -       198,815               -        198,815
   Cumulative translation adjustment              -         943,133        52,563        (884,178)       111,518
   ---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999               20,003,804      17,002,038     1,000,416     (16,862,723)     1,139,731

Year ended December 31, 2000:
   Common shares issued                   1,373,817       5,909,340             -               -      5,909,340
   Warrants and options                           -         421,638             -               -        421,638
   Net loss                                       -               -             -      (4,272,308)    (4,272,308)
   Share issue costs                              -        (353,204)            -               -       (353,204)
   Stock-based compensation                       -               -       257,690               -        257,690
   ---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000
 carried forward                         21,377,621      22,979,812     1,258,106     (21,135,031)     3,102,887

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


12.  Canadian/U.S. Reporting Differences (continued):

     (d)  Other disclosures required by United States GAAP (continued):

          (1)  Development stage company (continued):

               The statement of shareholders' equity since date of inception is presented below (continued):

=================================================================================================================
                                                                        Additional
                                          Number of                        paid-in    Accumulated
                                             shares    Consideration       capital        deficit          Total
-----------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000
brought forward                          21,377,621      $22,979,812    $1,258,106   $(21,135,031)   $ 3,102,887

Year ended December 31, 2001:
   Common shares issued                     919,904        2,554,254             -              -      2,554,254
   Net loss                                       -                -             -     (3,095,133)    (3,095,133)
   Share issue costs                              -         (120,944)            -              -       (120,944)
   Stock-based compensation                       -                -        55,040              -         55,040
   ---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001               22,297,525       25,413,122     1,313,146    (24,230,164)     2,496,104

Year ended December 31, 2002:
   Common shares issued                     723,429        3,031,043             -              -      3,031,043
   Net loss                                       -                -             -     (3,453,749)    (3,453,749)
   Share issue costs                              -         (166,842)            -              -       (166,842)
   Stock-based compensation                       -                -        41,140              -         41,140
   ---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002               23,020,954      $28,277,323    $1,354,286   $(27,683,913)   $ 1,947,696
==================================================================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (d)  Other disclosures required by United States GAAP (continued):

          (2)  Stock-based compensation:

               For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 12 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

================================================================================
                                             2002           2001           2000
--------------------------------------------------------------------------------

Net loss     As reported  (US GAAP)   $(3,453,749)   $(3,095,133)   $(4,272,308)
             Deduct: stock-based
               employee
               compensation cost,
               net of taxes of nil,
               under SFAS 123            (221,500)      (251,969)    (1,612,611)

--------------------------------------------------------------------------------
             Pro-forma                $(3,675,249)   $(3,347,102)   $(5,884,919)
================================================================================

Loss per     As reported  (US GAAP)   $     (0.15)   $     (0.14)   $     (0.20)
 share       Pro-forma                      (0.16)         (0.15)         (0.28)

================================================================================


               The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.49% (2001 - 5.49%; 2000 - 5.50%), dividend yield of 0%, expected volatility of 54% (2001 - 163%; 2000 - 80%), and
               expected life of 5 years.

     (e)  Recent accounting pronouncements:

          In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Corporation to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Corporation's fiscal year beginning January 1, 2003. The Corporation does not expect SFAS No. 143 to have an impact on its financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


12.  Canadian/U.S. Reporting Differences (continued):

     (e)  Recent accounting pronouncements (continued):

          In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 145 and 146 will be effective for the Corporation's fiscal year beginning January 1, 2003. The Corporation does not expect SFAS No. 145 and 146 to have a material impact on its financial statements.


13.  Segment disclosures:

     The Corporation operates in one reporting segment - the research and development of products for the treatment of Alzheimer's and other diseases. Geographic segment information is as follows:

     ===========================================================================
                                                                         United
                                                      Canada             States
     ---------------------------------------------------------------------------

     Revenues:
         2002                                    $     6,327        $   355,421
         2001                                        145,501            235,108
         2000                                         68,179            157,688

     Net loss:
         2002                                     (2,660,160)          (761,859)
         2001                                     (2,257,157)          (792,347)
         2000                                     (2,558,476)        (1,465,503)

     Property and equipment, patents
      and intellectual property:
         2002                                      3,102,806            305,985
         2001                                      3,086,869            284,655

     Total assets:
         2002                                      3,791,072            567,585
         2001                                      3,629,455            562,786

     ===========================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


13.  Segment disclosures (continued):

     Major customers:

     Customers that accounted for greater than 10% of revenues in 2002 and 2001 were as follows:

     ===========================================================================
                                                              2002      2001
     ---------------------------------------------------------------------------

     Customer A                                                33%       N/A
     Customer B                                                21%       N/A
     Customer C                                                11%       N/A
     Customer D                                                N/A       26%

     ===========================================================================


     In 2000, no single customer accounted for more than 10% of revenues.


14.  Comparative figures:

     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.


15.  Subsequent events:

     (a)  Common Stock Private Purchase Agreement:

          In January 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the purchaser to purchase up to $5 million of common shares over a twenty-four-month period based on notices given by the Corporation.

          The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $3 million of common shares under the agreement.

          In February 2003, the Corporation issued 107,382 common shares to the Purchaser for aggregate proceeds of $400,000 under this agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


15.  Subsequent events (continued):

     (b)  Exercise of warrants:

          In February 2003, the Corporation issued 100,000 common shares pursuant to the exercise of Series K warrants and received proceeds of $206,000.

     (c)  Repayment of notes payable:

          In February 2003, the Corporation repaid $200,000 of notes payable.

ITEM 9. OFFER AND LISTING DETAILS

Nymox's common shares trade on the Nasdaq Stock Market. Nymox's common shares traded on the Nasdaq National Market from December 1, 1997 until September 16, 1999 when they began trading on the Nasdaq SmallCap Market. Nymox's common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the Nasdaq Stock Market during the periods indicated.

Annual High and Low Market Prices - Past Five Years

     YEAR                   ANNUAL HIGH                   ANNUAL LOW
     ----                   -----------                   ----------
     1998                     $13.625                       $2.500
     1999                     $ 5.875                       $2.500
     2000                     $10.563                       $1.063
     2001                     $ 4.910                       $1.750
     2002                     $ 5.750                       $2.800
     2003                     $ 4.400                       $2.990

Quarterly High and Low Market Prices - Past Two Years

     YEAR      QUARTERLY PERIOD      HIGH SALES PRICE      LOW SALES PRICE
     ----      ----------------      ----------------      ---------------
     2001         1st Quarter             $3.000                $1.750
                  2nd Quarter             $3.100                $1.760
                  3rd Quarter             $4.910                $2.310
                  4th Quarter             $5.000                $3.650

     2002         1st Quarter             $4.410                $3.500
                  2nd Quarter             $4.750                $2.810
                  3rd Quarter             $5.750                $3.050
                  4th Quarter             $4.500                $2.800

     2003         1st Quarter             $4.400                $3.410
     2003         2nd Quarter             $3.990                $2.990

Monthly High and Low Market Prices - Most Recent Six Months

     DATE                      MONTHLY HIGH              MONTHLY LOW
    -----                      ------------              -----------
     November, 2002               $4.220                   $3.460
     December, 2002               $4.500                   $3.320
     January, 2003                $4.150                   $3.410
     February, 2003               $4.400                   $4.160
     March, 2003                  $4.190                   $3.750
     April, 2003                  $3.990                   $2.990

ITEM 10. ADDITIONAL INFORMATION

Warrants Outstanding

     Description     Warrants Issued     Exercise Price      Expiry Date
     -----------     ---------------     --------------     -------------
     Series H              66,667            $9.375         Mar. 6, 2004
     Series I              26,667            $7.8125        Mar. 6, 2004
     Series E             200,000            $4.5315        Nov. 30, 2004
     Series F             160,000            $4.0625        Nov. 30, 2004
     Series G             109,879            $3.70          Jan. 8, 2005
     Series G               5,783            $3.70          Jan. 8, 2005
     Series J              42,864            $3.70          Jul. 31, 2005

The total number of shares subject to options at April 30, 2003 is 1,654,000, of which options representing 1,489,000 are currently exercisable. Of those, the total number of shares subject to options held by directors and officers of Nymox is 930,000 of which options representing 825,000 shares are currently exercisable.

There are no rights, warrants or options presently outstanding under which Nymox could issue additional common shares, with the exception of options enabling certain directors, employees and consultants of Nymox to acquire common shares under Nymox's stock option plan and of warrants entitling the holders to acquire up to 611,860 common shares of Nymox as outlined in the above table.

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

     (b) an acquisition of control of our company in connection with the foreclosure of a security interest granted for a loan or other assistance and not for any purpose related to the provisions the Investment Act; and

     (c) an acquisition of control of our company by reason of an amalgamation, consolidation or corporate reorganization, following which the direct or indirect control in fact of our company, through ownership of voting interests, remains unchanged.

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

     1. The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited January 27, 2003. This agreement established a financing commitment for $5 million over a twenty-four month period starting January 27, 2003. The terms and conditions of this commitment are further described in "Liquidity and Capital Resources" section in Item 5 of this report.

     2. The Common Stock Purchase Agreement and Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited November 1, 1999. These agreements expired in January 2003. The terms and conditions of these agreements are further described in our F-1 Registration Statement filed with the SEC on November 9, and declared effective on December 4, 2001.

     3. The Research and License Agreement between Rhode Island Hospital and Nymox Corporation dated May 20, 1999. Under this agreement, Nymox sponsors the research of two principal investigators, Dr. Suzanne de Monte and Dr. Jack Wands, pertaining to the use of neural thread protein diagnostic or therapeutic purposes in return for licensing rights to and patents arising out of this research. The sponsorship agreement was recently extended to March 1, 2005.

     4. The Share Purchase Agreement between Nymox Pharmaceutical Corporation and. Judith Fitzpatrick dated January 8, 2000. Under this agreement, we acquired 1,008,250 shares of the common stock of Serex, Inc. on March 2, 2000, which represented a majority interest of that company, in exchange for the issuance of 187,951 of our common shares and warrants (Series G) to purchase 115,662 of our shares at a strike price of $3.70 per share.

     5. The Common Stock and Warrants Purchase Agreement dated March 6, 2000 between Nymox Pharmaceutical Corporation and Amro International, S.A. ("Amro"). Under this Agreement, Amro purchased 666,667 common shares of Nymox and received a warrant to purchase up to 66,667 common shares of Nymox at a strike price of $9.375 per share, for an aggregate of $4 million. The Agreement provided Amro with two opportunities to reprice a portion of the 666,667 common shares it initially purchased. Pursuant to these two repricing obligations, Nymox issued Amro a further 154,970 common shares.

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

A Canadian-controlled private corporation will also be subject to a refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized on the disposition of Nymox common shares, that will be refunded when the corporation pays taxable dividends (at a rate of C$1.00 for every C$3.00 of taxable dividend paid).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
None.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Evaluation of Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), within 90 days prior to the filing date of this report on Form 20-F, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer concluded that the disclosure controls and procedures were effective as of the date of such evaluation to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Report on Form 20-F was being prepared.

     (b) Changes in Internal Controls. There were not any significant changes in the Company's internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part III

ITEM 17. FINANCIAL STATEMENTS
The financial statements identified below are included in Item 8 of this report and are incorporated by reference in this item.

     At and for the year ended December 31, 2002:
          Consolidated Balance Sheets
          Consolidated Statements of Operations and Deficit
          Consolidated Statements of Cash Flows
          Notes

     At and for the year ended December 31, 2001:
          Consolidated Balance Sheets
          Consolidated Statements of Operations and Deficit
          Consolidated Statements of Cash Flows
          Notes

     At and for the year ended December 31, 2000:
          Consolidated Statement of Operations and Deficit
          Consolidated Statements of Cash Flows
          Notes

ITEM 18. FINANCIAL STATEMENTS
Not applicable

ITEM 19. EXHIBITS
         The following exhibits are included with or incorporated by reference into this report.:

Exhibit
No.                              Description
-------                          -----------

1(a) Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company's Form 20-F filed with the Commission December 9, 1996)

1(b) Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(a) Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(b)      Share Option Plan of the Company (incorporated by reference to Exhibit
          10.2 to the Company's Form 20-F filed with the Commission December 9,
          1996)

4(c) Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(d) Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(e) Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(f) Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(g) Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Form F-1 Registration Statement filed with the Commission February 29,
          2000)

4(h) Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(i) Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission May 15, 2000).

4(j) Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission June 28, 2002).

4(k) Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company's F-3 Registration Statement filed with the Commission on March 12, 2003).

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

                                         NYMOX PHARMACEUTICAL CORPORATION
                                         (Registrant)

                                         /S/ Paul Averback
                                         ------------------------------------
                                         Paul Averback
                                         Title: President
Date: May 27, 2003

CERTIFICATION

I, Paul Averback, MD, certify that:

1. I have reviewed this annual report on Form 20-F of Nymox Pharmaceutical Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


     Date: May 27, 2003                   /s/ Paul Averback
                                          --------------------------------------
                                          Dr. Paul Averback - CEO & President

CERTIFICATION
I, Roy Wolvin, certify that:

1. I have reviewed this annual report on Form 20-F of Nymox Pharmaceutical Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


     Date: May 27, 2003                  /s/ Roy Wolvin
                                         --------------------------------------
                                         Roy Wolvin - CFO & Secretary-Treasurer

                                  EXHIBIT INDEX
                        NYMOX PHARMACEUTICAL CORPORATION
                             Form 20-F Annual Report

Exhibit
No.                               Description
-------                           -----------

1(a) Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company's Form 20-F filed with the Commission December 9, 1996)

1(b) Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(a) Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(b)      Share Option Plan of the Company (incorporated by reference to Exhibit
          10.2 to the Company's Form 20-F filed with the Commission December 9,
          1996)

4(c) Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(d) Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form 20-F filed with the Commission December 9, 1996)

4(e) Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(f) Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(g) Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Form F-1 Registration Statement filed with the Commission February 29,
          2000)

4(h) Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(i) Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission May 15, 2000).

4(j) Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission June 28, 2002).

4(k) Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company's F-3 Registration Statement filed with the Commission on March 12, 2003).