Form 20-F/A
period 2002-12-31
NYMOX PHARMACEUTICAL CORP
filed 2003-06-19
CIK 1018735

Form 20 - F/A
                                 Amendment No. 1

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

According to information furnished to Nymox by the transfer agent for the common shares, as of April 30, 2003, total shares outstanding were 23,473,434. There were 228 holders of record of the common shares and 3,795 beneficial shareholders in total. Of these, 87 were holders of record of the common shares and 2,551 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 3,477,764 shares, representing 14.2% of the outstanding shares of common stock.

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

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20 - F/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NYMOX PHARMACEUTICAL CORPORATION
                                         (Registrant)

                                         /s/ Paul Averback
                                         ------------------------------------
                                         Paul Averback
                                         Title: President
Date: June 19, 2003

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


     Date: June 19, 2003                  /s/ Paul Averback
                                          --------------------------------------
                                          Dr. Paul Averback - CEO & President

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


     Date: June 19, 2003                 /s/ Roy Wolvin
                                         --------------------------------------
                                         Roy Wolvin - CFO & Secretary-Treasurer

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