Form 20-F
period 2003-12-31
NYMOX PHARMACEUTICAL CORP
filed 2004-06-30
CIK 1018735

Form 20–F

[_]	Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]	Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002

or

[_]	Transition Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

24,401,159 shares as of December 31, 2003

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

In this annual report, the term “Nymox” refers to both Nymox Pharmaceutical Corporation and its subsidiaries, Nymox Corporation and Serex Inc., and, where applicable, a predecessor private corporation, DMS Pharmaceuticals Inc. Unless otherwise indicated all dollar amounts are in United States Dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

You should be aware that this report contains forward-looking statements about, among other things, the anticipated operations, product development, financial condition and operating results of Nymox, proposed clinical trials and proposed transactions, including collaboration agreements.

By forward-looking statements, we mean any statements that are not statements of historical fact, including (but not limited to) statements preceded by or that include the words, “believes”, “expects”, “anticipates”, “hopes”, “targets” or similar expressions.

In connection with the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement to identify some of the important factors that could cause Nymox’s actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, Nymox. These factors, many of which are beyond the control of Nymox, include Nymox’s ability to:

•	identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities,

•	obtain suitable financing to support its operations and clinical trials,

•	manage its growth and the commercialization of its products,

•	achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology company,

•	successfully compete in its markets,

•	realize the results it anticipates from the clinical trials of its products,

•	succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products,

•	achieve regulatory clearances for its products,

•	obtain on commercially reasonable terms adequate product liability insurance for its commercialized products,

•	adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors,

•	assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors and

•	not encounter problems with third parties, including key personnel, upon whom it is dependent.

Although Nymox believes that the forward-looking statements contained in this annual report are reasonable, it cannot ensure that its expectations will be met. These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements. Factors that could cause such differences include, but are not limited to, those discussed under “Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars (1))

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
CANADIAN GAAP
Current Assets	$747,672	$862,366	$644,522	$749,510	$776,824
Property & Equipment	133,161	185,293	217,083	268,679	201,379
Patents & Intellectual Property	3,154,243	3,223,498	3,154,441	3,144,015	966,937
Total Assets	4,122,576	4,358,657	4,192,241	4,384,716	2,140,491
Total Liabilities	1,724,164	1,471,727	747,493	323,774	833,344
Share Capital	32,503,600	28,407,600	25,376,557	22,822,303	16,912,963
Shareholder's Equity	1,598,412	2,086,930	2,644,748	3,260,942	1,307,147
Total Revenues	200,132	361,748	380,609	225,867	190,203
Sales, license fees and
research contracts	199,217	356,162	362,691	157,688	153,252
Research & Development
Expenditures(2)	2,477,032	1,689,430	1,479,602	2,073,775	1,132,941
Net Loss	4,363,699	3,422,019	3,049,504	4,023,979	3,314,296
Loss per Share	$0.18	$0.15	$0.14	$0.19	$0.17
Weighted Avg. No. of Common
Shares	23,669,852	22,651,639	21,873,966	20,890,735	19,886,430
U.S. GAAP(3)
Net Loss	$4,395,428	$3,453,749	$3,095,133	$4,272,308	$3,409,166
Loss per Share	0.19	0.15	0.14	0.20	0.17
Shareholder's Equity	$1,468,589	$1,947,696	$2,496,104	$3,102,887	$1,139,731

(1)	Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. For Canadian GAAP purposes, the financial information for all periods presented up to December 31, 1999 has been translated into U.S. dollars at the December 31, 1999 exchange rate, which was 1.4433 Canadian dollars to the U.S. dollar. For U.S. GAAP purposes, assets and liabilities for 1999 have been translated into U.S. dollars at the ending exchange rate for the respective year and the statement of earnings at the average rate for the respective year. Reference is made to note 12 of the consolidated financial statements.

(2)	We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(3)	Reference is made to Note 12 of Nymox’s audited financial statements as at and for the year ended December 31, 2003 for a reconciliation of differences between Canadian and U.S. GAAP.

Risk Factors
The following risk factors apply to Nymox and our industry.

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of $3.3 million in 1999, $4.0 million in 2000, $3.0 million in 2001, $3.4 million in 2002 and $4.3 million in 2003. As of December 31, 2003, Nymox’s accumulated deficit was $31.3 million.

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

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $4 million per year over the next year through our current cash position and additional financing, including draw downs through our common stock private purchase agreement with Lorros-Greyse Investments, Inc. Clinical trials will substantially increase cash requirements. We anticipate being able to meet these requirements as they arise. We plan to raise capital either through a new round of financing and/or through partnering with a major pharmaceutical company. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

We Face Challenges in Developing, Manufacturing and Improving Our Products

Our success depends on our ability to develop or acquire rights to new products or to improve our existing products. We are still developing many of our products and have not yet brought them to market. We cannot assure you that we will be able to develop or acquire rights to such products and to market them successfully.

Developing a treatment for Alzheimer’s disease is particularly challenging. Many pharmaceutical companies, institutions and researchers are working on many different approaches and treatments. There is no consensus among researchers about the cause of this fatal illness and no guarantee that our drug development programs in this area are targeting significant factors in its cause, progression or symptoms. It is difficult to design drug candidates that can cross from the bloodstream into the brain, where the damage from Alzheimer’s disease is occurring. Clinical trials to establish efficacy for drugs that slow down the progression of Alzheimer’s disease over a period of months or years often require that a large number of subjects be tracked over many months or years, making them very expensive to conduct. The potentially long period from discovery and patenting through development and regulatory approval to the market can significantly reduce the patent life of an Alzheimer’s disease treatment. Any marketed treatment in this area may well eventually face competition from “me-too” drugs developed by other pharmaceutical companies based on our research. We will be under constant competitive pressure to improve our products and to develop new treatments in order to protect our position in the field.

Developing and improving our diagnostic products is also challenging. The science and technology of the detection and measurement of very small amounts of biochemicals in bodily fluids and tissue is evolving rapidly. We may need to make significant expenditures in research and development costs and licensing fees in order to take advantage of new technologies. If any major changes to our testing technologies used in our AlzheimAlert™ and NicAlert™ and TobacAlert™ tests are made, further validation studies will be required. Developing new diagnostic products is more challenging, requiring identification and validation of the biochemical marker being detected by the new product in the clinical context and the development and validation of the product designed to detect the marker.

We anticipate outsourcing at least some of the manufacturing required for new products we may develop in order to control start-up and operating costs and to take advantage of the existing manufacturing capabilities and capacity in the large contract manufacturing sectors in the pharmaceutical and diagnostic industries. There are risks associated with this strategy, including difficulties in the transfer of manufacturing, the possibility of production interruption due to causes beyond our control and the need to arrange alternative suppliers. We currently out-source some of the manufacturing services required for our NicAlert™ and TobacAlert™ products to a contract manufacturer. We do not anticipate any significant risk of long-term interruption of manufacture due to this arrangement. The services supplied are not unique or unduly complicated and other contract manufacturers are available to provide similar services. The manufacture of therapeutics is more challenging and capital-intensive and may require us to partner with a major pharmaceutical company or other partner in order to manufacture a therapeutic for market.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly in the field of Alzheimer’s disease where there is a large unmet need for an effective treatment. Currently there are five drugs with similar mechanisms of action approved for sale in the United States (Aricept®, Cognex®, Exelon®, Reminyl® and Namenda™). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness. Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer’s disease. Treatment candidates under development include:

•	vaccines for Alzheimer's disease;

•	enzyme-blocking therapies intended to block the production of the protein found in the senile plaques characteristic of Alzheimer’s disease. A number of pharmaceutical and biotechnology companies including Amgen, Elan and Bristol-Myers Squibb are working on such therapies;

•	drugs aimed at reducing, blocking or clearing the aggregation or accumulation of the protein found in senile plaques. A number of pharmaceutical and biotechnology companies including Neurochem, Praecis Pharmaceuticals and Prana Biotechnology are working on such therapies;

•	memory enhancing compounds from Cortex Pharmaceuticals, Memory Pharmaceuticals, Helicon Therapeutics and Sention, among others;

•	drugs aimed at inhibiting an enzyme that breaks down an important neurotransmitter involved in memory and cognition. A number of pharmaceutical and biotechnology companies including Axonyx are working on such therapies; and

•	implantation of a shunt (COGNIShunt™) developed by its maker, Eunoe Inc., and designed to drain cerebrospinal fluid from the patient’s skull into his or her abdominal cavity.

There is also ongoing research into possible methods of preventing Alzheimer’s disease such as taking certain cholesterol-lowering drugs called statins, estrogen replacement therapies, anti-oxidants such as vitamin E and ginkgo biloba or anti-inflammatory drugs such as ibuprofen (e.g., Advil or Motrin). The successful development of a treatment or method of preventing Alzheimer’s disease could significantly impact on our ability to develop or market a competing treatment for Alzheimer’s disease.

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are six drugs approved for treatment of BPH: finasteride (Proscar®), terazozin (Hytrin®), doxazozin (Cardur®), tamsulosin (Flomax®), prazosin (Minipres®) and alfusozin (Uroxatral®). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

The diagnostic testing industry is also highly competitive. In the area of Alzheimer’s disease, Athena Diagnostics, Inc. markets diagnostic tests for different biochemical indicators found in blood and spinal fluid and for genetic predispositions for the illness. Other companies are attempting to develop and market other diagnostic products in this area. The introduction of other diagnostics products for Alzheimer’s disease or tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our AlzheimAlert™, NicAlert™ or TobacAlert™ products.

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

Our Products and Services May Not Receive Necessary Regulatory Approvals

Our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™, and our products in development, are subject to a wide range of government regulation governing laboratory standards, product safety and efficacy. The actual regulatory schemes in place vary from country to country and regulatory compliance can take several years and involve substantial expenditures.

We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for our products in development and all of the following could have a material adverse effect on our business:

•	failure to obtain or significant delays in obtaining requisite approvals;

•	loss of or changes to previously obtained approvals; and

•	failure to comply with existing or future regulatory requirements.

We currently market AlzheimAlert™ as a clinical reference laboratory service provided by our government-inspected clinical reference laboratory in New Jersey. Physicians send us urine samples from their patients to our laboratory where the AlzheimAlert™ test is performed and the results reported back to the physicians. A clinical laboratory test like AlzheimAlert™ does not require approval from the United States Food and Drug Administration (FDA). Our laboratory is regulated by the Centers for Medicare & Medicaid Services (CMS) under the Clinical Laboratory Improvement Amendments and is subject to inspection and certification. In addition, individual states like New York and Florida have their own requirements for reference laboratories like ours that offer diagnostic services. In addition, the FDA has its own regulations governing in vitro diagnostic products, including some of the reagents used in clinical reference laboratories. Any changes in CMS or state law requirements or in the FDA regulations could have a detrimental impact on our ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We have developed a diagnostic kit based on AlzheimAlert™ for sale to third parties. We will require prior approval from the FDA before we can market, distribute or sell this product in the United States. In February 2004, we filed a premarket approval application (PMA) with the FDA for the AlzheimAlert™ kit version following the completion of clinical testing. We have not yet received a decision whether the FDA will approve our application. We cannot predict with any certainty when or if such approval will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements. Similar requirements exist in many other countries. Obtaining these approvals and complying with the subsequent regulatory requirements can be both time-consuming and expensive.

We currently sell NicAlert™ and TobacAlert™ as tests for tobacco product use and exposure and for research use. In October, 2002, we received 510(k) clearance from the U.S. Food and Drug Administration for our NicAlert™ product.

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. We have not submitted any drugs for final FDA approval. In 2003, we successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for NX-1207, our investigational new drug treatment for benign prostatic hyperplasia (BPH). We are commencing a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

Protecting Our Patents and Proprietary Information is Costly and Difficult

We believe that patent and trade secret protection is important to our business, and that our success will depend, in part, on our ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of over 200 patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has fifteen patents issued or allowed and thirteen patent applications pending relating to its technology. Its subsidiary, Serex,, Inc. has ten patents issued and allowed. Through licensing agreements with the Massachusetts General Hospital, Nymox separately licensed global patent rights relating to neural thread proteins and to novel cancer markers that have potential application both for the treatment and diagnosis of specific cancers. These licensed patent rights include five issued United States patents and numerous patents and patent applications in other countries around the world.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. Federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. Such changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our AlzheimAlert™ product. These changes can seriously impact the potential for growth for the market for AlzheimAlert™, either favorably when the decision is to offer broad coverage for our test at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 24,788,134 common shares of Nymox issued and outstanding as of May 31, 2004. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable, with the exception of 1,090 shares held by one shareholder which are restricted for a period of one year. In addition, 2,065,500 share options are outstanding, of which 1,985,500 are currently vested and 385,496 shares are subject to issuance upon exercise of warrants. Expiry dates for Nymox options are evenly divided over the next 2 to 9 years. These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Nymox has never paid any dividends and does not expect to do so in the foreseeable future. We expect to retain any earnings or positive cash flow in order to finance and develop Nymox’s business.

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Nymox was incorporated under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer’s disease. Nymox has two subsidiaries: one wholly owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., purchased in March, 2000. Both subsidiaries are based in the same building in Maywood, New Jersey, but each have separate facilities within the building. Nymox Corporation operates our certified clinical reference laboratory where our AlzheimAlert™ test is performed, and conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

Nymox’s principal executive offices are located at:

Nymox Pharmaceutical Corporation 9900 Cavendish Boulevard, Suite 306 St. Laurent, Quebec, Canada, H4M 2V2 Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System 208 South Lasalle St. Chicago, IL 60604

Nymox’s two subsidiaries are located at:

Nymox Corporation 230 West Passaic St. Maywood, NJ, USA 07607

Serex, Inc. 230 West Passaic St. Maywood, NJ, USA 07607

We specialize in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer’s disease. Alzheimer’s disease is a progressive, terminal brain disease of the elderly marked by an irreversible decline in mental abilities, including memory and comprehension, and often accompanied by changes in behavior and personality. It currently afflicts an estimated 4.5 million people in the United States and at least fifteen million people worldwide. As the baby-boomer generation continues to age, these figures are expected to rise sharply. Our subsidiary, Serex, Inc., specializes in the development of diagnostic products for a wide range of indications based on its proprietary patented diagnostic platforms and technologies.

Acquisition of a Majority Interest in Serex, Inc.

On March 2, 2000, we closed our acquisition of a controlling interest in Serex, Inc., a privately held diagnostic company based in Maywood, New Jersey. We have subsequently acquired more shares of the common stock of Serex, Inc. from other shareholders and now own approximately 98% of its common stock.

Serex’s NicAlert™ and TobacAlert™ strips can reliably detect one of the metabolic products of nicotine in human urine, in order to determine whether a person, such as a teenager or insurance applicant, is using or has been exposed to a tobacco product. NicAlert™ and TobacAlert™ are currently being distributed by Nymox, CVS Pharmacy, Drugstore.com and Jant Pharmacal Corporation.

Serex developed and patented its particle valence technology, a unique, highly sensitive, new method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. This technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use.

Serex also assisted in the development of our AlzheimAlert™ test.

Diagnostic Products for Alzheimer’s Disease

Alzheimer’s disease is the most common cause of dementia in persons 65 years of age and older and is the fourth leading cause of death among the elderly. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

The Surgeon General’s Report on Mental Health, released on December 13, 1999, identified the importance and the need for the early detection and diagnosis of Alzheimer’s disease. The report described the current approach to Alzheimer’s disease diagnosis, clinical examination and the exclusion of other common causes of its symptoms, as time- and labor-intensive, costly and largely dependent on the expertise of the examiner. As a result, the illness is currently underrecognized, especially in primary care settings, where most older patients seek care. The report joined other experts writing in the field in recognizing the need for a better, more reliable method for diagnosing the disease in living patients and in particular, the need of a simple, accurate and convenient test that could detect a biochemical change early in patients with Alzheimer’s disease. We believe our AlzheimAlert™ product provides such a test.

The AlzheimAlert™ Test; An Aid to the Diagnosis of Alzheimer’s Disease

We market a proprietary diagnostic test for Alzheimer’s disease, known as the AlzheimAlert™ test, through our government-inspected clinical reference laboratory in Maywood, New Jersey. AlzheimAlert™ is an improved version of our AD7C™ test, which has been on the market since 1997. It is a urine test, where the patient provides a first-morning urine sample for testing. The patient’s doctor then forwards the sample to our laboratory where our technical staff performs the test. We then report the results to the doctor.

Our AlzheimAlert™ test is the latest generation of our NTP testing technology. It measures the level of a brain protein called neural thread protein (NTP) which is elevated early in Alzheimer’s disease as reported both in the scientific literature and at scientific conferences. Researchers at the Massachusetts General Hospital and Brown University led by Doctors Suzanne de la Monte and Jack Wands first found large amounts of the protein in the brain tissue of patients known to have died with Alzheimer’s disease. Subsequent research led to the characterization of NTP and the gene that produces it. Nymox succeeded in developing a highly sensitive test to detect the presence of NTP in the spinal fluid and, most recently, in the urine of patients with Alzheimer’s disease. A recent study (J. Neuropathol Exp Neurol (2001; 60: 195-207)) has provided further evidence that increased production of NTP leads to a marked increase in nerve cell death and shown that the cells subjected to NTP died in a programmed fashion similar to the way the nerve cells in the brains of patients with Alzheimer’s disease die. One of the characteristic signs of Alzheimer’s disease is widespread brain cell loss.

Nymox believes that its AlzheimAlert™ test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer’s disease. In company funded trials of its NTP testing technology to date, involving over 500 clinical samples, the test results were positive for over 80% of the patients with verified Alzheimer disease and negative in over 89% of subjects without the disease (known as a low false positive rate). The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer’s with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer’s disease is not the cause of the patient’s symptoms and to target the other, often reversible causes of the patient’s symptoms, such as depression.

Many studies published in scientific publications or presented at scientific conferences over the past decade have confirmed the accuracy of NTP as a biochemical marker for Alzheimer’s disease. Recent publications in the peer-reviewed literature include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104); Journal of Contemporary Neurology (1998; art. 4a); Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226); Alzheimer’s Reports (1999; 2: 327-332), (2000; 3: 177-184), (2001; 4: 61-65) and (2002; 5: 1-6); Neurology (2000; 54: 1498-1504) and (2000; 55: 1068); Journal of Alzheimer’s Disease (2001; 3: 345-353), Neurology and Clinical Neurophysiology (2002; 1: 2-7), and Frontiers in Bioscience (2002; 7: d989-96). Reports about this Nymox technology have also been featured in prestigious trade and lay publications such as Clinica (Sept.25, 2000), Genetic Engineering News (Oct.1, 2000), Clinical Laboratory News (Sept., 1999 and Oct., 2000), Modern Maturity (Dec., 2000), ADVANCE for Administrators of the Laboratory (June, 2001), ASRT Scanner (August, 2001), RN magazine (August, 2001), Clinical Geriatrics (Nov., 2000), LabMedica International (June, 1998), and Clinical Laboratory International (October, 1998).

There can be no assurance that further studies will repeat the same level of success experienced to date.

The early diagnosis of Alzheimer’s disease is important to physicians, patients and their families and enables them to make informed and early social, legal and medical decisions about treatment and care. Early diagnosis of Alzheimer’s disease has become increasingly important with new improvements in drug treatment and care. Even a modest delay in institutionalization can mean substantial social and financial savings. Conversely, any testing procedure that could rule out Alzheimer’s disease would eliminate the tremendous uncertainty and anxiety patients and their families otherwise face and would allow physicians to focus on the other, often reversible, causes of cognitive changes.

Early diagnosis as facilitated by the AlzheimAlert™ test represents a potentially large cost-savings in the form of a reduced number of office visits, lab tests, scans and other procedures required by the traditional methods of diagnosis.

The AlzheimAlert™ test is an aid to diagnosis, to be considered together with patient history, physical examination and other relevant medical data. The test does not replace a physician’s diagnosis.

We intend to sell a diagnostic kit version of the AlzheimAlert™ test that we developed. Such a kit, if approved, would permit the testing of patient samples either in a general purpose medical laboratory or in a physician’s office. The sale of such a kit is subject to any necessary regulatory approvals. AlzheimAlert™ offers a more technically advanced means to detect elevated levels of NTP in urine. It is a completely new assay in the competitive affinity format and has significant advantages of easy adaptability to systems and equipment present in all modern clinical laboratories.

We expect that, if approved, a diagnostic kit version of AlzheimAlert™ kit will increase the availability and acceptance of our test while lowering its cost to the patient or health care payor.

Other Biochemical Indicators of Alzheimer’s Disease

We hold exclusive patent rights to several other biochemical indicators for Alzheimer’s disease, including the brain protein, 35i9, which we believe is also associated with Alzheimer’s disease. We intend to use our extensive scientific, medical and commercial experience and know-how in the field of Alzheimer’s disease in order to develop new diagnostic tests, methods and treatments for the disease from these and other indicators.

Development of Therapeutic Products for Alzheimer’s Disease

At present, there is no cure for Alzheimer’s disease. There are five drugs approved by the FDA, tacrine (brand-name Cognex®), donepezil HCI (brand-name Aricept®), rivastigmine (brand-name Exelon®), galantamine hydrobromide (brand name Reminyl®) and memantine (brand name Namenda™) for the treatment of Alzheimer’s disease. However, at most these drugs offer symptomatic relief for the loss of mental function associated with the disease and possibly help to delay the illness- progression. There is no consensus as to the cause of Alzheimer’s disease or even whether it is one disease or many.

There is an urgent need for an effective treatment for the illness, caused in part by the rising health care, institutional and social costs for the treatment and care of Alzheimer’s disease sufferers. The Surgeon General’s Report on Mental Health released on December 13, 1999, put the direct health care costs for the illness in the United States at almost $18 billion for 1996. In April 2002, the National Institute on Aging reported that the cost of care to family, caregivers and society in general was estimated to exceed $100 billion per year.

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to the National Institute on Aging’s Progress Report on Alzheimer’s Disease, 2001-2002, by 2050, researchers estimate that 14 million Americans will have Alzheimer’s disease if current population trends continue and no preventive treatments become available. The age group of Americans over the age of 85 is one of the fastest growing segments of the population. As people live longer, they become more at risk of developing Alzheimer’s disease.

Nymox’s research into drug treatments for Alzheimer’s disease is aimed at compounds that could arrest the progression of the disease and therefore are targeted for long term use.

Drugs Targeting Spherons

We are a leader in research and development into drugs for the treatment of Alzheimer’s disease that target spherons. Nymox researchers believe that spherons are a cause of senile plaques, the characteristic lesion found abundantly in the brains of patients with Alzheimer’s disease and believed by many researchers to play a pivotal role in the fatal illness. Spherons are tiny balls of densely packed protein found in brain cells scattered throughout the brains of all humans from age one. Nymox researchers have found that as humans age the spherons grow up to a hundred times larger until they become too large for the cells that hold them. Once released from the cells, the researchers believe that the spherons burst, creating senile plaques, contributing to the cellular damage and biochemical changes pivotal to the symptoms and signs of Alzheimer’s disease.

The substantial evidence linking spherons to senile plaques and Alzheimer’s disease has been published in journals such as the Journal of Alzheimer’s Disease, Drug News & Perspectives and Alzheimer Reports. There are 20 important criteria of validity which have been set forth correlating the disappearance of spherons in old age with the appearance of senile plaques and implicating spherons as a major cause in Alzheimer’s disease. In 2000, Nymox researchers published important findings in Alzheimer Reports (2000; 3: 177-184) confirming that spherons contain key proteins that are also known to be in senile plaques and showing that, like senile plaques, spherons contain unusually old proteins in terms of the human body’s metabolism, with an average age of 20 to 40 years. In 2003, Nymox announced the discovery that spherons contain toxic molecules termed spherotoxins which its researchers believe contribute significantly to the cell death and symptoms characteristic of Alzheimer’s disease.

Nymox researchers believe that stopping or inhibiting the transformation of spherons into senile plaques will help stop or slow the progress of this illness. You should be aware that there is no consensus among researchers about the causes or possible treatments of Alzheimer’s disease and that not all researchers share this belief that spherons are a causative factor in Alzheimer’s disease or are a target for the development of treatments for the disease.

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

Such drug candidates will require regulatory approval in order to begin clinical studies for humans. You should be aware there is no guarantee that any of these drug candidates will ever be approved for marketing as a treatment for Alzheimer’s disease. Drug candidates that look promising in early studies in the laboratory or with animals often prove on further testing to be unsafe, ineffective or impractical to use with human patients. The cost of bringing a drug candidate through the necessary clinical trial and regulatory approvals is very high and may require us to seek substantial financing through various sources including the issuing of more stock, the borrowing of funds secured by financial instruments such as bonds or agreements with major pharmaceutical companies. We risk not being able to secure such funding in the necessary amounts or on sufficiently favorable terms.

Nymox holds global patent rights covering both methods for using spherons as targets for developing drugs and for the actual drug candidates discovered.

Neural Thread protein Based Drugs

Nymox developed a unique drug screening system, based on the research that led to its AlzheimAlert™ test, to identify other potential drug candidates for the treatment of Alzheimer’s disease. There is a substantial body of evidence showing that NTP may play a key role in Alzheimer’s disease. The published studies include Journal of the Neurological Sciences (1996; 138: 26-35), Journal of Neuropathology and Experimental Neurology (1996; 55: 1038-50), Journal of Clinical Investigation (1997; 100: 3093-3104), Alzheimer’s Reports (1999; 2: 327-332), Journal of Alzheimer’s Disease (2001; 3: 345-353) and Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60:2679-91). A recent study published in the Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) reported on how a team of researchers at Brown University led by Dr. Suzanne de la Monte and Dr. Jack Wands implanted the gene that produces NTP in nerve cells derived from humans. They then caused the cells to turn on the implanted NTP gene and to begin to produce NTP in elevated quantities. This caused a marked increase in nerve cell death. Sophisticated analysis showed that the cells died in a programmed fashion similar to the way the nerve cells in brains of patients with Alzheimer’s disease die. Extensive loss of brain cells and accompanying brain shrinkage is a key part of the Alzheimer’s disease process.

Nymox screened compounds for their ability to impede this process of premature cell death and thus potentially help slow or halt the loss of brain cells in the Alzheimer’s disease brain. This screening process identified promising drug candidates. The Company has targeted the candidate, NXD-9062, for human trials. NXD-9062 has shown significant progress in key preclinical studies but successful completion of pre-clinical studies is necessary before it can move into formal regulatory studies.

Nymox licensed this technology in 1997 from Harvard University and the Massachusetts General Hospital as part of a sponsored research and licensing agreement. Under the terms of this agreement, Nymox sponsored the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the use of neural thread protein, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patent costs and royalties continues for the life of the patents, which run until November, 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are four issued U.S. patents and five outstanding U.S. patent applications under license and a correspondingly larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement was transferred to Brown University and the Rhode Island Hospital as of March, 1999, when Dr. de la Monte and Dr. Wands moved to Brown University.

Nymox also has a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital where Dr. de la Monte and Dr. Wands now carry out their research into neural thread protein. Under the terms of this agreement, which became effective March 1, 1999 and was renewed in January 2002, Nymox sponsors the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the uses of neural thread proteins, their antibodies or genes for diagnostic, therapeutic and research purposes. Nymox also pays the patent costs for any patent applications filed arising out of this research. In return, Nymox will receive an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license. There is one U.S. patent application currently under license.

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer’s Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer’s disease. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. A number of published studies showed a link between statin use and lower incidence of Alzheimer’s disease. Research in this area is ongoing and no statin drug has been approved for use in the treatment or prevention of Alzheimer’s disease.

New Antibacterial Agents Against Infections and Food Contamination

We are developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E. coli O157:H7 bacterial contamination in hamburger meat and other food and drink products.

Nymox has developed four new antibacterial agents:

•	NXB-4221 for the treatment of difficult chronic and persistent urinary tract infections;

•	NXB-5886 for the treatment of streptococcal infection; and

•	NXT-1021 for the treatment of staphylococcal infection; and

•	NXC-4720 for the treatment of E. coli contamination of meat and other food and drink products

In the last ten years there has been a growing recognition of the increasing problem of antibiotic-resistant infections and the need for truly novel antibacterial drugs. See, for example, the European Commission report dated May 28, 1999, “Opinion of the Scientific Steering Committee on Antimicrobial Resistance” and the report from the Interagency Task Force on Antimicrobial Resistance, co-chaired by the Centers for Disease Control and Prevention, the U.S. Food and Drug Administration and the National Institutes of Health, entitled A Public Health Action Plan to Combat Antimicrobial Resistance, released on January 19, 2001.

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

Nymox’s three antibacterial agents for the treatment of infectious disease have all shown the ability to kill their bacterial targets in culture with no signs of toxicity. Further pre-clinical testing and development is required before we can apply for regulatory approval to begin initial testing in humans.

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

There is a well-recognized need in the beef industry to address the problem of E. coli contamination in meat processing and in livestock. E. coli contamination has triggered massive recalls of ground beef in the U.S. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have led to public health tragedies.

Nymox developed a potent new antibacterial agent, NXC-4720. Tests of NXC-4720 show it to be highly effective against all known substrains of E. coli O157:H7, the bacteria implicated in these severe cases of food and drink contamination. Tests of NXC-4720 show that it destroys E. coli O157 strains, including H7, efficiently, rapidly and at a very low dose. In 1999, we began further laboratory trials for this agent as a treatment for food and drink contamination and are continuing trials with various collaborators, including the Department of Food Science at the University of Manitoba. Further pre-clinical testing and development is required before we can apply for regulatory approval for use of this agent on the processing of food and drink for human consumption.

Nymox has patent rights to these and other antibacterial agents.

Development of Therapeutic Products for Enlarged Prostate

We are developing treatments for enlarged prostate (benign prostatic hyperplasia or BPH), using novel compounds. In 2003, we successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for one treatment candidate, NX-1207, and are commencing a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

The NicAlert™ Test for Tobacco Product Use and the TobacAlert™ Test for Second-Hand Smoke Exposure

We also market NicAlert™ and TobacAlert™ inexpensive, simple-to-use test strips that use urine to determine whether a person is using tobacco products (NicAlert™) or been recently exposed to second-hand smoke (TobacAlert™). Both NicAlert™ and TobacAlert™ detect levels of cotinine, a by-product of the body’s breakdown of nicotine and generally regarded as the best indicator of tobacco exposure for smokers and nonsmokers.

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

NicAlert™ and TobacAlert™ employ Serex, Inc.’s patented technology. NicAlert™ and TobacAlert™ are currently being used in research programs into tobacco use and exposure and are being marketed in the United States and Switzerland as a test to determine whether a person, such as a teenager, student athlete or insurance applicant, is using a tobacco product or been exposed to second-hand smoke. In October 2002, NicAlert™ received clearance from the FDA.

Manufacturing Arrangements

Our NicAlert™ and TobacAlert™ products are currently partly manufactured through out-sourcing arrangements with contract manufacturers. To date, we have not experienced any significant interruptions in the manufacture of these products and the cost of the manufacturing services has not been volatile. The manufacturing services supplied by our current contract manufacturer are not unique or unduly complicated and other contract manufacturers are available to provide similar services in the event that our current contract manufacturer fails to meet our needs.

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

Governmental Regulation

Our AlzheimAlert™ test which we provide as a service through our clinical reference laboratory in Maywood, New Jersey is subject to extensive government regulation in the United States. Our clinical reference laboratory and its performance of the AlzheimAlert™ must be certified by the Centers for Medicare & Medicaid Services (CMS) under the Clinical Laboratory Improvement Amendments (CLIA), which establishes quality standards for the laboratory tests being performed to ensure the accuracy, reliability and timeliness of patient test results. In addition, some individual states such as New York, Florida and New Jersey have their own requirements for the inspection and certification of reference laboratories which offer diagnostic services for patients within the state. Finally, the FDA has its own regulations governing in vitro diagnostic products, including analyte-specific reagents used in clinical reference laboratories. Any changes in our current certification status, CMS or state law requirements or in the FDA regulations could have an impact on our future ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We intend to sell a diagnostic kit version of the AlzheimAlert™ test that we developed. We will need to obtain FDA approval before we can market or sell such a diagnostic kit version outside of the clinical reference laboratory setting in the United States. Such approval for this type of commercial development is necessary for all in vitro diagnostic kits.

In February 2004, we filed a premarket approval application (PMA) with the FDA for the AlzheimAlert™ kit version following the completion of clinical testing. We have not yet received a decision whether the FDA will approve our application. We cannot predict with any certainty when or if such approval will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval.

The regulatory process leading to such approval can be time-consuming and expensive and can result in an outright denial or a very limited approval only. Our product will be subject to premarketing and postmarketing requirements applicable to such devices, including those governing:

•	clinical testing;

•	design control procedures;

•	prior FDA approval of a 510(k) application, where the FDA has determined that our diagnostic device is substantial equivalent to a marketed device, or a premarket approval application, where the FDA has been satisfied with clinical studies demonstrating the safety and efficacy of our device;

•	postmarketing record and reporting obligations; and

•	good manufacturing practices.

The requirements for a premarket approval application are analogous to those for the approval of a new drug and include four categories of information: indications for use, device description and manufacturing methods, alternative practices and procedures for the diagnosis of the disease and clinical and nonclinical studies. The requirements for a 510(k) application are generally less onerous but still include indications for use, safety and effectiveness data as well as manufacturing and quality assurance data and information. There can be no assurance that the AlzheimAlert™ test or any other medical device that we may develop in the future will obtain the necessary approvals within a specified time framework, if ever. In addition, the FDA may impose certain postmarketing requirements that may significantly increase the regulatory costs associated with our product. The FDA has recourse to a wide range of administrative sanctions and civil and criminal penalties in order to enforce the applicable laws, rules and regulations.

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

In the United States, the FDA approval procedure is a two-step process. We must file an investigational new drug (IND) application for each product with the FDA before beginning the initial (Phase I) clinical testing of the new drug in healthy subjects. If the FDA has not commented on or questioned the application within 30 days of its filing, initial clinical studies may begin. If, however, the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

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

For NX-1207, our investigational new drug treatment for benign prostatic hyperplasia (BPH), we successfully filed an IND application and, in 2003, completed the first two Phase 1 and Phase 1-2 U.S. clinical trials. We are commencing a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

After such approvals are obtained, further delays may be encountered before the products become commercially available. If, subsequent to approval, new information becomes available concerning the safety or effectiveness of any approved product, the regulatory authority may require the labeling for the affected product to be revised or the product to be withdrawn. Our manufacturing of any approved drug must conform with the FDA’s good manufacturing practice regulations which govern the production of pharmaceutical products and be subject to inspections and compliance orders.

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

Our AlzheimAlert™ test, and any of the new diagnostic and therapeutic products and services that we may develop, will be subject to coverage determinations by health care providers and payers. Federal and state regulations and law and internal coverage policies of health care organizations affect our ability to obtain payments for our products and services. The Medicare program will not pay for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, CMS interpreted this provision in order to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. CMS recently revised both its national coverage policies and procedures in general and specifically its coverage of diagnostic laboratory tests and constituted a Medicare Coverage Advisory Committee to provide advice on the effectiveness and appropriateness of medical items and services that are eligible for coverage under Medicare. It is unknown how these changes will affect our ability to obtain Medicare coverage for its products and services. However, an adverse national coverage decision with respect to one of our products or services will make it impossible to receive reimbursement from Medicare for that product and more difficult to convince private health care organizations to provide coverage for it. Even if we receive a favorable coverage decision for one of our products or services, there is no guarantee that the level of reimbursement for it will be close to our retail price for it or commensurate with the costs of developing and marketing it.

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

Nymox has fifteen U.S. patents issued or allowed and thirteen U.S. patent applications pending and a corresponding larger number of patents and patent applications worldwide relating to the inventions and discoveries in those patents and patent applications. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for its patents is in March, 2007; the next is in February, 2009 and the rest range from 2010 through 2017.

Nymox’s subsidiary, Serex, has ten patents issued or allowed and four patent applications pending in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex’s proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

Nymox also has exclusive rights to five issued or allowed U.S. patents and seven pending U.S. patent applications as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in 2014.

Many companies have patents covering various drugs, methods and discoveries in the fields of diagnostics and therapeutics for Alzheimer’s disease and related conditions and of new anti-infective agents. We believe that the patents issued to date will not preclude Nymox from developing and marketing our products; however, it is impossible to predict the extent to which licenses from third parties will be necessary. If Nymox were to need licenses from third parties there can be no assurance that we could obtain such licenses on commercially reasonable terms, if at all.

In the fields of diagnostic methods and diagnostic tests for common human diseases and conditions, where Serex has many of its patents, there are many patents issued covering many areas of diagnostic methods, tests and technologies. We believe that these patents issued to date to other companies will not preclude Serex from developing and marketing its products but you should be aware that it is often difficult to determine the nature, breadth and validity of competing patent claims in these fields, that there has been significant litigation in some of these areas (not involving Serex) and that, if and when Serex’s products become more commercially successful, Serex’s products or patents may become the subject matter of litigation. If Serex were to need licenses from third parties there can be no assurance that it could obtain such license on commercially reasonable terms, if at all.

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

Competition

Rapidly evolving technology and intense competition are the hallmarks of modern pharmaceutical and biotechnology industries. Our competitors include:

•	major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than ours;

•	biotechnology companies, either alone or in collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with ours; and

•	academic institutions, government agencies and other public and private research organizations which are conducting research into Alzheimer’s disease and which increasingly are patenting, licensing and commercializing their products either on their own or through joint ventures.

In the field of Alzheimer’s disease diagnosis, our AlzheimAlert™ test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

•	Athena Diagnostics, Inc. which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer’s disease: a genetic test for the rare cases of familial, early-onset Alzheimer’s disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients.

•	Syn X Pharma which developed a blood test for a common human enzyme said to be elevated in Alzheimer’s disease. Syn X recently announced plans to market the test following the decision by Ortho-MacNeil Diagnostics to terminate its license to the test.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which might compete some day for a portion of the diagnostic market for Alzheimer’s disease.

We also face intense competition for the development of an effective treatment for Alzheimer’s disease. The market conditions for an Alzheimer’s disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer’s disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer’s disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer’s disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer’s disease before we can. At present, four drugs for Alzheimer’s disease are being widely marketed in the United States, Aricept® by Pfizer, Exelon® by Novartis, Reminyl® by Janssen and Namenda™ by Forest. These four drugs only treat some of the symptoms of Alzheimer’s disease by enhancing memory and other mental functions and not the underlying causes of the illness.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are six drugs approved for treatment of BPH: finasteride (Proscar®), terazozin (Hytrin®), doxazozin (Cardura®), tamsulosin (Flomax®), prazosin (Minipres®) and alfusozin (Uroxatral®). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Marketing

We currently market our AlzheimAlert™ test as a clinical reference laboratory service primarily in the United States. We are also marketing NicAlert™ and TobacAlert™ tests, which can determine a person’s exposure to tobacco products, in the United States through our own marketing arm and distributors, and in Switzerland with Health4u AG. We have not started to commercially market or distribute any of our other products under development and most of them will require regulatory approval in each country before being marketed there.

At present, we do most of our marketing ourselves. To increase our marketing, distribution and sales capabilities both in the United States and around the world, we will need to enter into licensing arrangements, contract sales agreements and co-marketing deals. We cannot assure you that we will be able to enter into agreements with other companies on terms acceptable to us, that any licensing arrangement will generate any revenue for the company or that the costs of engaging and retaining the services of a contract sales organization will not exceed the revenues generated.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

We are a development stage biopharmaceutical company that specializes in the research and development of therapeutics and diagnostics for the aging population with an emphasis on Alzheimer’s disease.

We market the AlzheimAlert™ test, which we provide in our clinical reference laboratory, that is an aid to the diagnosis of Alzheimer’s disease. AlzheimAlert™ is an improved version of our AD7C™ test, from which we began generating revenue from sales in 1997.

We also market NicAlert™ and TobacAlert™, our two products, which determine a person’s level of exposure to tobacco products.

We have under development therapeutic agents for the treatment of Alzheimer’s disease, for the treatment of enlarged prostate (BPH) and of certain antibiotic-resistant infections as well as antibacterial agents for E. coli contamination of food and drink products.

We also have the rights to a U.S. patent for the use of statin drugs for the treatment or prevention of Alzheimer’s Disease.

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

Liquidity And Capital Resources

We fund our operations and projects primarily by selling shares of Nymox’s common stock. However, since 1997, a small portion of our funding came from sales. This source of funding became more significant in late 1998, following the launch of our urinary version of the AD7C™ test. Since its incorporation in May, 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares.

On December 1, 1997, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19,1999.

Private placements completed by Nymox since December, 1995 are as follows:

•	December 1995, 1,578,635 common shares at a price of CAN$2.00 (US$1.38) per share for total proceeds of CAN$3,157,270 (US$2,187,536);
•	April 1996, 877,300 common shares at a price of CAN$6.00 (US$4.15) per share for total proceeds of CAN$5,263,800 (US$3,647,059);
•	May 1997, 696,491 common shares at a price of CAN$6.50 (US$4.50) and warrants exercisable at a price of CAN$8.50 (US$5.88) per share for total proceeds of CAN$4,527,191 (US$3,136,694). In 1998, all 696,491 of these warrants were exercised for additional proceeds to Nymox of CAN$5,920,174 (US$4,101,832);
•	May 1998, 231,630 common shares at a price of CAN$8.50 (US$5.88) for total proceeds of CAN$1,968,855 (US$1,364,134). A total of 110,000 warrants were issued as well, exercisable at a price of CAN$8.50 (US$5.88) per share (50,000) and CAN$10.00 (US$6.93) per share (60,000). These warrants have since expired;
•	December 1998, 135,000 common shares and January 1999, 55,000 common shares at CAN$8.50 (US$5.88) per share, for total proceeds of CAN$1,615,000 (US$1,118,963). A total of 95,000 warrants were issued as well, exercisable at the price of CAN$10.00 (US$6.93) per share. These warrants have since expired;

•	September 1999, 122,000 common shares at CAN$5.00 (US$3.46) per share, for total proceeds of CAN$610,000 (US$422,642).
•	March 2000, 821,637 common shares at an average price of $4.87 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004.
•	March, 2001, 200,000 common shares at $2.06 per share, for total proceeds of $412,000. A total of 100,000 warrants were issued as well, exercisable at a price of $2.06. These warrants were exercised on February 17, 2003.
•	August 3, 2001, 80,000 common shares at $2.50 per share for total proceeds of $200,000.
•	August 22, 2001, 140,000 common shares at $3.75 per share for total proceeds of $525,000.
•	October 3, 2001, 110,000 common shares at $3.75 per share for total proceeds of $412,500.
•	November 14, 2001, 64,100 common shares at $3.90 per share for total proceeds of $250,000.
•	January 24, 2002, 74,074 common shares at $4.05 per share for total proceeds of $300,000.
•	March 18, 2002, 195,000 common shares at $4.20 per share for total proceeds of $819,000.
•	June 18, 2002, 90,000 common shares at $4.00 per share for total proceeds of $360,000.
•	July 17, 2002, 86,000 common shares at $4.68 per share for total proceeds of $403,000.
•	September 9, 2002, 91,000 common shares at $4.40 per share for total proceeds of $400,400.
•	November 27, 2002, 53,500 common shares at $3.75 per share for total proceeds of $200,625.
•	December 17, 2002, 125,000 common shares at $4.10 per share for total proceeds of $512,500.
•	February 17, 2003, 100,000 warrants were exercised at a price of $2.06 per share for total proceeds of $206,000.

From March 2000 to January 2003, we received a total of $1,327,273 for the following sales of our shares pursuant to a common stock purchase agreement with an investment company.

•	August 16, 2000, 152,616 common shares at a volume weighted average price of $3.2924 per share;
•	October 12, 2000, 137,889 common shares at a volume weighted average price of $3.6261 per share;
•	February 7, 2001, 161,696 common shares at a volume weighted average price of $2.0240 per share;
•	May 31, 2001, 56,108 common shares at a volume weighted average price of $1.9466 per share.

This common stock purchase agreement expired in January 2003. As part of the agreement we issued to the investment company a stock purchase warrant, which expires November 30, 2004, permitting it to purchase up to 200,000 shares of our common stock at an exercise price of $4.53 per share.

On January 27, 2003 we entered into a Common Stock Private Purchase Agreement with an investment company, Lorros-Greyse Investments, Ltd., for the future issuance and purchase of Nymox’s common shares. In general, the agreement provided Nymox with a commitment from the investment company to purchase up to $5 million of Nymox’s common shares over the twenty-four month period beginning in January 2003. At any time during that period, we may give notice to the investment company requiring it to purchase a specified dollar amount of our shares. The amount specified in any one notice may be up to $500,000 but not less than $150,000. The maximum amount can be higher if both parties agree. The number of shares Nymox will issue to the investment company in return for that money will be equal to the amount specified in the notice divided by 97% of the average market price of our common shares for the five trading days preceding the giving of the notice.

Under this agreement dated January 27, 2003, we received a total of $2,360,000 for the following shares under this common stock private purchase agreement:

•	January 30, 2003, 107,382 common shares at a price of $3.725 per share.
•	March 3, 2003, 245,098 common shares at a price of $4.08 per share.
•	June 6, 2003, 167,224 common shares at a price of $2.99 per share.
•	July 8, 2003, 80,128 common shares at a price of $3.12 per share.
•	August 8, 2003, 77,778 common shares at a price of $2.70 per share.

On August 25, 2003, we signed a new Common Stock Private Purchase Agreement, whereby the same investor is committed to purchase up to $12 million of Nymox’s common shares over the twenty-four month period beginning in August 2003, subject to the same terms and conditions as before.

Under this agreement dated August 25, 2003, we have received to date a total of $3,130,000 for the following shares under this common stock private purchase agreement:

•	September 30, 2003, 204,918 common shares at a price of $2.44 per share.
•	October 21, 2003, 182,203 common shares at a price of $2.36 per share.
•	December 8, 2003, 106,383 common shares at a price of $2.82 per share.
•	December 22, 2003, 109,091 common shares at a price of $2.75 per share.
•	January 14, 2004, 102,041 common shares at a price of $3.92 per share.
•	February 27, 2004, 69,284 common shares at a price of $4.33 per share.
•	March 10, 2004, 100,402 common shares at a price of $4.98 per share.
•	April 15, 2004, 92,807 common shares at a price of $4.31 per share.

On May 31, 2004, Nymox had $8.9 million of financing available under the facility. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Company has received total proceeds of $669,144 from the exercise of 256,900 options since 1995 as follows:

•	$355,536 for 158,900 shares at a per share price of $2.25.
•	$258,858 for 83,000 shares at a per share price of $3.12.
•	$16,000 for 5,000 shares at a per share price of $3.20.
•	$38,750 for 10,000 shares at a per share price of $3.875.

Pursuant to the share purchase agreement entered into to acquire a controlling interest of Serex, Inc., a total of 257,607 additional shares and 158,526 warrants were issued in exchange for the shares of Serex. Since January 2004, 131,940 of these warrants have been exercised under a “cashless exercise”, whereby the warrant holder receives a number of shares equivalent in value to the net difference between the strike price on the warrant and the average market price on the day before the date of the “cashless exercise”, according to a formula contained in the warrant agreement. The net effect of these “cashless exercises” has been the issuance of 21,351 shares of Nymox. Another 1,090 of these warrants were exercised resulting in the issuance of 1,090 shares of Nymox, for proceeds of $4,033.

In total, Nymox has raised over $33 million, since its incorporation in May 1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $17,099 per month in 2004 and ongoing research funding payments to a U.S. medical facility totaling $229,750 for 2004. Total commitments beyond 2003 are summarized in note 8 to the consolidated financial statements.

A demand note payable by the Company to an independent party of $500,000, bearing interest at the prime rate plus 2% and due on or before July 31, 2004, is expected to be refinanced prior to maturity.

Results Of Operations

Overview

Since inception, the Company has focused its activities on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Company has incurred losses since inception of operations. Future profitability will depend on the Company’s ability to generate revenues from the sale of products and the licensing of technology sufficient to offset the expenditures required to further the Company’s research and development program and ongoing operations. See Item 4 of this report for a description of the projects in the Company pipeline.

Effective January 1, 2000, the Company adopted the US dollar as its measurement currency. All amounts presented are in US dollars.

In 2000, the Company acquired a majority interest in Serex, Inc. for a consideration comprising common shares, warrants and options.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $9.4 million as of December 31, 2003, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

New Accounting Policies

Refer to note 2(j) of our 2003 consolidated financial statements.

Results of Operations 2003

Selected Annual Information	2003	2002	2001
Total Revenues (excluding interest income)	$199,217	$356,162	$362,691

Net Loss	$(4,363,699)	$(3,422,019)	$(3,049,504)

Loss per share (basic & diluted)	$(0.18)	$(0.15)	$(0.14)

Total Assets	$4,122,576	$4,358,657	$4,192,241

Quarterly Results 2003	Q1	Q2	Q3	Q4
Total Revenues (excl. interest income)	$33,544	$75,326	$58,356	$31,991

Net Loss	$(928,490)	$(1,122,889)	$(847,163)	$(1,465,157)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.06)

Quarterly Results 2002	Q1	Q2	Q3	Q4
Total Revenues (excl. interest income)	$62,305	$172,958	$70,841	$50,058

Net Loss	$(883,017)	$(843,578)	$(799,681)	$(895,743)

Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)	$(0.03)

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Results of Operations

Net losses were $4,363,699, or $0.18 per share, for the year ended December 31, 2003, compared to $3,422,019, or $0.15 per share, for the corresponding period in 2002. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2003 were 23,771,858 compared to 22,965,668 for the same period in 2002.

Revenues

Revenues from sales amounted to $199,217 for the year ended December 31, 2003, compared with $356,162 for the year ended December 31, 2002. The reduction in marketing expenditures (due to regulatory tasks and trials associated with the kit format of the products) accounted for the reduction in revenues for AlzheimAlert™ (decrease 39%) and for NicAlert™ (decrease 43%) in 2003. The Company anticipates that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures were $2,510,051 for the year ended December 31, 2003, compared with $1,706,086 for the year ended December 31, 2002. The increase is attributable to higher spending in the development of the therapeutic products in the Company’s pipeline. In 2003, research tax credits amounted to $33,019 compared to $16,656 in 2002. The rise is due to an increase in the expenses admissible for government tax credits. The Company anticipates that research and development expenditures will not increase significantly as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $197,435 for the year ended December 31, 2003, in comparison to expenditures of $235,925 for the year ended December 31, 2002. The decrease is attributable to planned reduced costs relating to marketing agreements. The Company anticipates that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,326,618 for the year ended December 31, 2003, compared with $1,230,439 in the year ended December 31, 2002 due to increased professional fees. The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2003 expenses (75% in 2002) were in U.S. dollars. Foreign exchange fluctuations, which are included under general and administrative expenses, had no meaningful impact on the Company’s results in 2003 or 2002.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $17,099 per month and ongoing research funding payments to a U.S. medical facility totaling $229,750.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$291,034	$205,193	$85,841	$0

Operating Leases	$31,666	$10,029	$21,637	$0

Other Long Term Obligations	$229,750	$229,750	$0	$0

Total Contractual Obligations	$552,450	$444,972	$107,478	$0

Financial Position

Liquidity and Capital Resources

As of December 31, 2003, cash totaled $605,603 and receivables including tax credits totaled $60,522. In January 2003, the Corporation signed a common stock private purchase agreement whereby the investor was committed to purchase up to $5 million of the Corporation’s common shares over a twenty-four month period commencing January 2003. Under this agreement, five drawings were made for total proceeds of $2,360,000. Specifically, on January 30, 2003, 107,382 common shares were issued at a price of $3.725 per share. On March 3, 2003, 245,098 common shares were issued at a price of $4.08 per share. On June 6, 2003, 167,224 common shares were issued at a price of $2.99 per share. On July 8, 2003, 80,128 common shares were issued at a price of $3.12 per share. On August 8, 2003, 77,778 common shares were issued at a price of $2.70 per share.

In August 2003, the Corporation signed a new common stock private purchase agreement, whereby the same investor is committed to purchase up to $12 million of the Corporation’s common shares over a twenty-four month period commencing August 25, 2003. As at May 31, 2004, eight drawings were made under this purchase agreement, for total proceeds of $3,130,000. Specifically, on September 30, 2003, 204,918 common shares were issued at a price of $2.44 per share. On October 21, 2003, 182,203 common shares were issued at a price of $2.36 per share. On December 8, 2003, 106,383 common shares were issued at a price of $2.82 per share. On December 22, 2003, 109,091 common shares were issued at a price of $2.75 per share. On January 14, 2004, 102,041 common shares were issued at a price of $3.92 per share. On February 27, 2004, 69,284 common shares were issued at a price of $4.33 per share. On March 10, 2004, 100,402 common shares were issued at a price of $4.98 per share. On April 15, 2004, 92,807 common shares were issued at a price of $4.31 per share. The Company can draw down a further $8,870,000 over the remaining 15 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The Company used cash of $3,590,418 in operations in 2003 compared to $2,406,600 in 2002. The Company invested $294,917 in additional capital assets in the year ended December 31, 2003, consisting mostly of patent costs, compared to $398,538 in the same period in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Results of Operations

Net losses for the period ended December 31, 2002 were $3,422,019, or $0.15 per share, compared to $3,049,504, or $0.14 per share, for the same period in 2001. The weighted, diluted, average number of common shares outstanding for the year ending December 31, 2002 were 22,965,668 compared to 21,995,694 for the same period in 2001.

Revenues

Revenues from sales amounted to $356,162 for the year ended December 31, 2002, compared with $235,288 for the year ended December 31, 2001. The increase is attributable principally to higher sales volumes for NicAlert™ (increase of 94%). In 2001, there were revenues also from License Fees ($97,403) and Research Contracts ($30,000), which were not repeated in 2002.

Expenses

Research and development expenditures were $1,706,086 for the year ended December 31, 2002, compared with $1,499,654 for the year ended December 31, 2001. The increase is attributable to higher spending in the development of the therapeutic products in the Company’s pipeline. In 2002, research tax credits amounted to $16,656 compared to $20,052 in 2001.

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

The Company used cash of $2,406,600 in operations in 2002 compared to $2,595,201 in 2001. The Company invested $398,538 in additional capital assets in the year ended December 31, 2002, consisting mostly of patent costs, compared to $340,662 in the same period in 2001.

Research and Development, Patents and Licenses

See Item 4 – “Patents and Proprietary Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Dr. Paul Averback, M.D., D.A.B.P., 53, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous Canadian institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Dr. Hans Black, MD, 50, Director since May 13, 1999, has a doctorate in medicine from McGill University, and has been Chairman and Chief Investment Officer of Interinvest Consulting Corporation, a Montreal-based global money management firm with offices in Toronto and Boston and affiliates in Bermuda and Zurich, for over twenty five years. Dr. Black appears regularly on the PBS network show, Nightly Business Report, and has been a guest lecturer at Harvard, Temple and McGill Universities. Dr. Black is a member of the boards of Fonds de Recherche de l’Institut de Cardiologie de Montréal and L’Opéra de Montréal, a member of the Advisory Council of The Paul H. Nitze School of Advanced International Studies of Johns Hopkins University, and is a member of the board of the NASDAQ-listed Nymox Corporation. In addition, Dr. Black serves as chairman of the board of the Quebec-based food company, Les Aliments SoYummi Inc.

Jack Gemmell, 52, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Michael R. Sonnenreich, 66, Director since April 18, 2000, is a graduate of Harvard University Law School, and has been Senior Partner of Michael Sonnenreich, since 1973, Chairman and CEO of Kikaku America International for the past fifteen years, and President and CEO of Glocal Communications Corp. Ltd. of London for the past five years. He is also Vice Chairman of PharMa International Corporation of Tokyo, Director of Asset Advisory Services of Zurich, Member of the Board of Advisors of John Hopkins University School of Advanced International Studies and Member of the Board of Overseers of Tufts University Medical School. Mr. Sonnenreich has in the past been a Board Member or a Trustee of numerous important companies and universities, and has long-term involvements with many non-profit institutions, and served as President of the National Coordinating Council on Drug Education.

Professor Walter P. von Wartburg, 65, Director since April 18, 2000, is a partner in the private law practice of Law & Life Sciences in Basel, Switzerland, specializing in biotech and drug regulatory affairs. Prior to joining Law & Life Sciences, Professor von Wartburg spent 32 years in the pharmaceutical industry. Most recently, from 1996 to 1999, he was Chief Information Officer of Novartis and from 1990-1996, he was Chief of Staff of Ciba-Geigy (which merged with Sandor in 1996 to form Novartis). From 1980 to 1990, he was a member of the Executive Committee of Ciba-Geigy. He is a law graduate of the Universities of Basel, Paris, Princeton, Stanford and Harvard Law School; Member of the Basel Bar Association and Professor on public health policy at the Saint Gall Graduate School of Economics, Business and Public Administration. He is author of various books and articles on drug abuse, pharmaceutical legislation, biotechnology, issues management, communications and business administration. He is also the Founder-President of the Swiss Foundation for the Mentally Handicapped “PRO MENTE SANA;” Member of the National Advisory Board of the Bioethics Institute of the Johns Hopkins University and past Chairman of the Board of the University Hospital of Basel.

Michael Munzar, M.D., 50, Medical Director since June 1, 1996, received an M.D. from the Faculty of Medicine, McGill University, in 1979. He practiced medicine for over 15 years in a variety of institutional and private practice settings. He has a diverse medical background that includes most aspects of medical care, including geriatrics and psychiatry. He also has extensive business experience with the establishment, operation and management of medical facilities.

Mr. Roy M. Wolvin, 49, Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Mr. Brian Doyle, B.Sc., M.B.A., 49, Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent the last 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Compensation

The table below provides compensation information for the fiscal year ended December 31, 2003 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table

Fiscal Year ending
Dec. 31, 2003

NAME AND PRINCIPAL		OTHER CASH
POSITION	SALARY	COMPENSATION
Dr. Paul Averback	CAN$50,000	--
President and C.E.O	(US$35,676)
Mr. Roy Wolvin	CAN$85,500	--
Secretary-Treasurer	(US$61,006)
Mr. Jack Gemmell	CAN$99,890	--
General Counsel	(US$71,173)
Dr. Michael Munzar	CAN$147,625	--
Medical Director	(US$105,334)
Mr. Brian Doyle	CAN$104,262	--
Global Sales Manager	(US$74,393)
All directors and senior	CAN$487,277	--
management as a group	(US$347,582)

Nymox does not have written employment contracts with any of the senior management named above except Brian Doyle. Directors of Nymox, with the exception of the President and our General Counsel, are paid a fee of $1,000 for each board meeting attendance and are reimbursed for expenses incurred in connection with their office.

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

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Hans Black, M.D.; the other members are Michael Sonnenreich and Walter von Wartburg.

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

The Audit Committee meets at least four times a year to review with management and the independent auditors the company’s interim and year-end financial condition and results of operations. Its review includes an assessment of the adequacy of the internal accounting, bookkeeping and control procedures of the company.

The Audit Committee also has the responsibility for reviewing on an ongoing basis all material transactions between the company and its affiliates and other related parties such as officers, directors, other key management personnel, major shareholders and their close family members, affiliated companies or associated enterprises.

The Audit Committee has the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities, including the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out its duties.

The Human Resources and Compensation Committee consists of the independent directors of the company. The Chairman of the Committee is Professor Walter von Wartburg; the other members are Dr. Hans Black and Michael Sonnenreich.

The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the company. The Committee is also responsible for the administration and award of options to purchase shares pursuant to the company’s option and share purchase plans.

The Corporate Governance Committee consists of the independent directors of the Company. The Chairman of the Committee is Michael Sonnenreich; the other members are Dr. Hans Black and Professor Walter von Wartburg. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of the company, including the company’s corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

Employees

In addition to the employees in its Maywood and St.-Laurent laboratories and offices, Nymox carries out its work with the assistance of an extensive group of research collaborators, out-sourced manufacturing teams, research suppliers, research institutions, service providers and research consultants. To help carrying out its marketing, Nymox has independent medical representatives detailing its products.

In its Maywood and St.-Laurent laboratories and offices, for the year 2003, the company employed on the average eighteen persons with fourteen in research and development and four in administration and marketing; for the year 2002, nineteen persons (fourteen in research and development and five in administration and marketing; and for the year 2001 twenty-one persons (fifteen in research and development and six in administration and marketing).

Share Ownership

As of May 31, 2004, the numbers of common shares owned or controlled by, and options granted to directors and senior officers of the Corporation were as follows:

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned	Options Vested	Options Not Vested	Exercise Price		Expiry Date M/D/Y
Paul Averback, M.D	13,115,395	52.9%	500,000		$3.00		10/24/13
Hans Black, M.D	25,000	*	25,000		$3.12	(C$4.50)	05/13/09
			25,000		$3.875		05/01/10
			40,000	10,000	$6.93	((C$10.00)	05/01/10
			10,000		$4.70		06/15/10
			75,000		$4.33		11/13/11
Michael Sonnenreich	89,650	*	100,000		$3.875		05/01/10
			75,000		$4.33		11/13/11
Walter von Wartburg	72,000	*	100,000		$3.875		05/01/10
			75,000		$4.33		11/13/11
Jack Gemmell	12,725	*	50,000		$6.93	(C$10.00)	01/22/09
			25,000		$3.875		05/01/10
			25,000		$1.93		04/22/11
			20,000		$2.62		09/09/13
Roy Wolvin	5,000	*	10,000		$2.25	(C$3.25)	01/17/06
			10,000		$9.53	(C$13.75)	01/17/06

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned	Options Vested	Options Not Vested	Exercise Price		Expiry Date M/D/Y

			10,000		$6.79	(C$9.80)	01/17/06
			20,000		$6.93	(C$10.00)	01/17/06
			20,000		$3.12	(C$4.50)	05/13/09
			5,000		$1.93		04/22/11
			5,000		$2.62		09/09/13
Michael Munzar	56,425	*	50,000		$7.97	(C$11.50)	04/30/06
			5,000		$6.24	(C$9.00)	10/31/07
			40,000		$6.93	(C$10.00)	10/31/07
			20,000		$3.12	(C$4.50)	05/13/09
			50,000		$3.90		08/25/10
			35,000		$1.93		04/22/11
			20,000		$4.45		08/25/12
			20,000		$2.62		09/09/13
Brian Doyle	10,000	*	10,000	40,000	$3.75		04/28/13

* Denotes less than 1%.

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

The board fixes the option price per share for common shares that are the subject of any option when it grants any such option. The option price cannot involve a discount to the market price when the option is granted. The period during which an option is exercisable shall not exceed 10 years from the date when the option is granted. The options may not be assigned, transferred or pledged and expire within three months of the termination of employment or office with the Company and six months of the death of an individual.

Legal Proceedings

In December 2000, an investment company, Amro International, S.A., served Nymox with a Statement of Claim filed with the Ontario Superior Court of Justice (Court File No. 00-CV-201587), claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in the March 2000 agreement between Amro and Nymox and to damages of $4 million for lost opportunity to sell these shares. Nymox believes that Amro’s interpretation of the repricing provisions in the March 2000 agreement is incorrect and that Amro’s damage claims are without merit. Nymox has filed a Statement of Defense and intends to defend the action vigorously. In October 2003, the Company filed an action against Amro, certain private investors, their agents and others in the United States District Court of the Southern District of New York. The complaint alleges that the defendants, inter alia, violated federal securities laws, breached their contractual commitments and/or breached their fiduciary duties toward Nymox.

In March 2002, Dr. Fitzpatrick, a former employee, filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the company. She is claiming damages of up to $498,000.00 plus attorney’s fees and costs based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, she filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Company. The complaint claims unspecified damages.

The Company believes these claims are without merit and intends to defend the matters vigorously.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of May 31, 2004, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	13,115,395	52.9%
All directors and officers as a group	13,386,195	54.0%

In addition, as of May 31, 2004, Dr. Averback’s wife owned 848,172 common shares (3.4%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of May 31, 2004, total shares outstanding were 24,788,134. There were 235 holders of record of the common shares and 3,818 beneficial shareholders in total. Of these, 88 were holders of record of the common shares and 3,087 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 8,182,035 shares, representing 33.0 % of the outstanding shares of common stock.

Related Party Transactions

Research contract revenue in 2001 ($30,000) was funded by the Foundation for Nutritional Advancement. Michael Sonnenreich, a director and officer of the Foundation, is also a director of the Company.

ITEM 8. FINANCIAL INFORMATION

[Remainder of Page Intentionally Blank]

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2003, 2002 and 2001

[KPMG LLP LOGO]

KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montreal (Quebec) H3A 3H8	www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Nymox Pharmaceutical Corporation

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation and its subsidiaries as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Nymox Pharmaceutical Corporation and its subsidiaries as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

February 27, 2004 (except as for note 15 (a)),
   which is as of March 10, 2004)

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Balance Sheets

December 31, 2003 and 2002
(in US dollars)

	2003	2002

Assets
Current assets:
Cash	$605,603	$660,629
Accounts receivable	27,503	101,364
Research tax credits receivable	33,019	47,165
Inventories	66,547	53,208
Prepaid expenses	15,000	--

	747,672	862,366
Long-term security deposit	17,500	17,500
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	133,161	185,293
Patents and intellectual property (note 4)	3,154,243	3,223,498

	$4,122,576	$4,358,657

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,218,234	$870,925
Notes payable (note 5)	500,000	544,872
Deferred revenue	5,930	55,930

	1,724,164	1,471,727
Non-controlling interest (note 6)	800,000	800,000
Shareholders' equity:
Share capital (note 7)	32,503,600	28,407,600
Warrants and options	336,438	336,438
Additional paid-in capital	85,200	85,200
Deficit	(31,326,826)	(26,742,308)

	1,598,412	2,086,930
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$4,122,576	$4,358,657

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD     Director

/s/ Hans Black, MD    Director

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

	2003	2002	2001

Revenues:
Sales	$199,217	$356,162	$235,288
License fees	--	--	97,403
Research contracts	--	--	30,000
Interest	915	5,586	17,918

	200,132	361,748	380,609
Expenses:
Research and development	2,510,051	1,706,086	1,499,654
Less research tax credits	(33,019)	(16,656)	(20,052)

	2,477,032	1,689,430	1,479,602
General and administrative	1,326,618	1,230,439	1,087,326
Marketing	197,435	235,925	343,244
Cost of sales	123,463	216,637	131,904
Depreciation of property and equipment	38,774	44,710	54,028
Amortization of patents and intellectual
property	370,268	352,559	327,554
Interest and bank charges	30,241	46,967	6,455

	4,563,831	3,816,667	3,430,113
Gain on disposal of property and equipment	--	(32,900)	--

	4,563,831	3,783,767	3,430,113

Net loss	$(4,363,699)	$(3,422,019)	$(3,049,504)

Basic and diluted loss per share (note 10)	$(0.18)	$(0.15)	$(0.14)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Deficit

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

	2003	2002	2001

Deficit, beginning of year	$(26,742,308)	$(23,153,447)	$(19,982,999)
Net loss	(4,363,699)	(3,422,019)	(3,049,504)
Share issue costs	(220,819)	(166,842)	(120,944)

Deficit, end of year	$(31,326,826)	$(26,742,308)	$(23,153,447)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

	2003	2002	2001

Cash flows from operating activities:
Net loss	$(4,363,699)	$(3,422,019)	$(3,049,504)
Adjustments for:
Depreciation of property and equipment	38,774	44,710	54,028
Amortization of patents and intellectual
property	370,268	352,559	327,554
Write-off of property and equipment	15,307	--	250
Gain on disposal of property
and equipment	--	(32,900)	--
Services paid with common shares	--	32,420	--
Write-down of deferred share issuance costs	--	106,195	87,263
Changes in operating assets and liabilities:
Accounts receivable	73,861	(48,905)	(20,942)
Research tax credits receivable	14,146	(16,656)	(20,052)
Inventories	(13,339)	(35,641)	(13,242)
Prepaid expenses	(15,000)	37,500	12,500
Accounts payable and accrued liabilities	339,264	575,532	(28,381)
Deferred revenue	(50,000)	605	55,325

	(3,590,418)	(2,406,600)	(2,595,201)
Cash flows from financing activities:
Proceeds from issuance of share capital	4,096,000	2,995,525	2,554,254
Share issue costs	(220,819)	(166,842)	(91,890)
Proceeds from notes payable	300,000	200,000	396,775
Repayment of notes payable	(344,872)	(51,903)	--

	3,830,309	2,976,780	2,859,139
Cash flows from investing activities:
Additions to property and equipment	(1,949)	(12,919)	(2,687)
Additions to patent costs	(292,968)	(418,519)	(337,975)
Proceeds from disposal of property and equipment	--	32,900	--

	(294,917)	(398,538)	(340,662)

Net (decrease) increase in cash	(55,026)	171,642	(76,724)
Cash, beginning of year	660,629	488,987	565,711

Cash, end of year	$605,603	$660,629	$488,987

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$30,241	$46,967	$6,455
(b) Non-cash transactions:
Amortization of deferred share
issue costs charged to deficit	--	--	29,054
Shares issued for services	--	32,420	--
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	182,145	174,100	--

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 12.

(b)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

2.	Significant accounting policies (continued):

(c)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	20%
Office equipment and fixture	20%
Intellectual property rights	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

Management reviews the unamortized balance of property and equipment, patents and intellectual property whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.

(d)	Revenue recognition:

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

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
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

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

Foreign exchange gains included in the consolidated statements of operations for fiscal 2003 amounted to $16,615 (2002 — $3,315; 2001 — $15,910).

(g)	Stock-based compensation plan:

For stock-based employee compensation awards, the Company follows the settlement method of accounting. Under this method, no compensation expense is recognized in the consolidated statement of operations when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital. All stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value method.

The Company discloses the pro forma effect of accounting for all stock-based awards granted to employees after January 1, 2002 under the fair value based method (refer to note 10).

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

2.	Significant accounting policies (continued):

(h)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

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

(j)	Guarantees:

On January 1, 2003, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”), Accounting Guideline 14, Disclosure of Guarantees which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on the measurement and recognition of a guarantor’s liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

The adoption of this standard did not have an impact on the Corporation’s financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

2.	Significant accounting policies (continued):

(k)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

3.	Property and equipment:

			2003

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$622,525	$501,640	$120,885
Computer equipment	18,445	15,093	3,352
Office equipment and fix	88,949	80,025	8,924

	$729,919	$596,758	$133,161

			2002

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$620,576	$471,662	$148,914
Computer equipment	73,043	47,807	25,236
Office equipment and fix	88,949	77,806	11,143

	$782,568	$597,275	$185,293

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

4.	Patents and intellectual property:

			2003

	Cost	Accumulated amortization	Net book value

Patent costs	$2,380,009	$550,898	$1,829,111
Intellectual property rights acq	2,222,661	897,529	1,325,132

	$4,602,670	$1,448,427	$3,154,243

			2002

	Cost	Accumulated amortization	Net book value

Patent costs	$2,078,996	$401,486	$1,677,510
Intellectual property rights acq	2,222,661	676,673	1,545,988

	$4,301,657	$1,078,159	$3,223,498

5.	Notes payable:

	2003	2002

Note payable, bearing interest at the prime rate plus 2%, due on or
before January 1, 2004; repaid in 2003	$--	$44,872
Notes payable, bearing interest at the prime rate plus 2%, due on or
before July 31, 2004	500,000	500,000

	$500,000	$544,872

During the year, the maturity dates of notes payable in the amount of $200,000 outstanding at December 31, 2002 were extended from January 1, 2004 to July 31, 2004. In addition, the Corporation issued notes payable in the amount of $300,000, bearing interest at prime rate plus 2% and due on or before July 31, 2004.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

6.	Non-controlling interest:

Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption and sufficient funds available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2003	2002

Authorized:
An unlimited number of common shares
Issued and outstanding:
24,401,159 common shares (2002 - 23,020,954 shares)	$32,503,600	$28,407,600

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars

Issued and outstanding, December 31, 2001	22,297,525	$25,376,557
Issue of common shares under private
placements (b)	714,574	2,995,525
Issued to acquire additional shares of Serex (b)	932	3,098
Issued in exchange for services (b)	7,923	32,420

Balance, December 31, 2002	23,020,954	28,407,600
Issue of common shares for cash under
common stock private purchase agreements (b) (c)	1,280,205	3,890,000
Issue of common shares pursuant to exercise of war	100,000	206,000

Balance, December 31, 2003	24,401,159	$32,503,600

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(b)	Private placements and other:

In 2003, the Corporation completed private placements for 1,280,205 common shares and received aggregate proceeds of $3,890,000. In 2002, the Corporation completed private placements for 714,574 common shares and received aggregate proceeds of $2,995,525. The share issue costs related to these private placements have been charged against the deficit.

In 2002, the Corporation also issued 932 common shares and 574 Series J warrants to purchase an additional 5,000 shares of Serex, Inc. that it did not already own. The Corporation since then owns approximately 98% of Serex, Inc. The warrants are exercisable at $3.70 per share and expire on July 31, 2005. In addition, in 2002, the Corporation issued 7,923 common shares for certain services totalling $32,420.

(c)	Common Stock Private Purchase Agreement:

In January 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In August 2003, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $12 million (previously $5 million) of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In 2003, the Corporation issued 1,280,205 common shares to the Purchaser for aggregate proceeds of $3,890,000 under the agreements. At December 31, 2003, the Corporation can require the Purchaser to purchase up to $10,470,000 of common shares over the remaining 19 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(d)	Warrants:

The Corporation has issued the following warrants to purchase common shares:

Warrants	Exercise price per share	Issued	Exercised to date	Expired	Outstanding at December 31, 2003	Expiry

Series E	$4.53	200,000	--	--	200,000	November 30, 2004
Series F	$4.06	160,000	--	--	160,000	November 30, 2004
Series G	$3.70	115,662	--	--	115,662	January 8, 2005
Series H	$9.38	66,667	--	--	66,667	March 6, 2004
Series I	$7.81	26,667	--	--	26,667	March 6, 2004
Series J	$3.70	42,864	--	--	42,864	July 31, 2005
Series K	$2.06	100,000	100,000	--	--	--

		711,860	100,000	--	611,860

In February 2003, the Corporation issued 100,000 common shares pursuant to the exercise of Series K warrants and received proceeds of $206,000.

(e)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price

Balance, December 31, 2001	1,640,000	$4.51
Granted	20,000	4.45
Expired	(6,000)	3.30

Balance, December 31, 2002	1,654,000	4.51

Granted	610,000	3.02
Expired	(133,500)	5.06

Balance, December 31, 2003	2,130,500	$4.05

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

At December 31, 2003, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

10,000	10,000	$2.25	April 13, 2004
5,000	5,000	9.53	April 13, 2004
5,000	5,000	6.79	April 13, 2004
40,000	40,000	6.93	April 13, 2004
5,000	5,000	6.24	April 13, 2004
210,000	210,000	2.25	January 17, 2006
10,000	10,000	9.53	January 17, 2006
10,000	10,000	6.79	January 17, 2006
20,000	20,000	6.93	January 17, 2006
100,000	100,000	7.97	April 30, 2006
10,000	10,000	11.60	August 13, 2006
10,000	10,000	6.24	August 13, 2006
30,000	30,000	6.93	August 13, 2006
5,000	5,000	6.24	October 31, 2007
40,000	40,000	6.93	October 31, 2007
7,500	7,500	6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
67,000	67,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
251,500	251,500	3.88	May 1, 2010
50,000	30,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
2,000	2,000	4.00	July 13, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
50,000	50,000	3.90	August 25, 2010
10,000	10,000	2.21	January 16, 2011
70,500	70,500	1.93	April 23, 2011
2,000	2,000	3.75	October 1, 2011
100,000	60,000	4.00	November 1, 2011
3,000	3,000	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
20,000	20,000	4.45	August 25, 2012
50,000	10,000	3.75	April 28, 2013
60,000	60,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013

2,130,500	2,030,500	$4.05

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next four years are as follows:

2004	$216,000
2005	96,000
2006	7,000
2007	5,000

$324,000

(b)	Research funding agreement:

The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $230,000 in 2004. Under this agreement, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

(c)	Contingencies:

Litigation:

A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder’s interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements. In October 2003, the Corporation filed an action against the shareholder, certain private investors, their agents and others in the United States District Court of the Southern District of New York. The complaint alleges that the defendants, inter alia, violated federal securities laws, breached their contractual commitments and/or breached their fiduciary duties toward the Corporation.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

8.	Commitments and contingencies (continued):

(c)	Contingencies (continued):

In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney’s fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

9.	Income taxes:

Details of the components of income taxes are as follows:

	2003	2002	2001

Loss before income taxes:
Canadian operations	$(3,579,335)	$(2,660,160)	$(2,257,157)
U.S. operations	(784,364)	(761,859)	(792,347)

	(4,363,699)	(3,422,019)	(3,049,504)
Basic income tax rate	33%	35%	37%

Income tax recovery at statutory rates	(1,445,000)	(1,203,000)	(1,128,000)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,445,000	1,203,000	1,128,000

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2003	2002

Future tax assets:
Non-capital losses	$8,568,000	$7,265,000
Scientific research and experimental development
expenditures	878,000	675,000
Investment tax credits, net	390,000	290,000
Property and equipment and patents	196,000	113,000
Share issue costs	138,000	115,000

	10,170,000	8,458,000
Less valuation allowance	(9,371,000)	(7,753,000)

	799,000	705,000
Future tax liabilities:
Intellectual property rights	(413,000)	(485,000)
Foreign exchange gains	(352,000)	(220,000)
Other	(34,000)	--

	(799,000)	(705,000)

Net future tax asset	$--	$--

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

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

9.	Income taxes (continued):

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial

Non-capital losses:
2004	$1,690,000	$841,000
2005	2,392,000	2,392,000
2006	2,726,000	2,716,000
2007	3,284,000	3,223,000
2008	2,343,000	2,343,000
2009	2,888,000	2,856,000
2010	3,116,000	3,071,000
Scientific research and development expenditures:
(Indefinitely)	2,184,000	4,346,000

The Corporation also has investment tax credits available in the amount of approximately $568,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2005	$29,000
2006	214,000
2007	115,000
2008	4,000
2009	8,000
2010	18,000
2011	67,000
2012	58,000
2013	55,000

$568,000

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

9.	Income taxes (continued):

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $9,349,000 which expire as follows:

2010	$51,000
2011	1,029,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	479,000

$9,349,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	2003	2002	2001

Basic:
Basic weighted average number of
common shares outstanding	23,669,852	22,651,639	21,873,966

Basic loss per share	$(0.18)	$(0.15)	$(0.14)

Diluted:
Basic weighted average number
of common shares outstanding	23,669,852	22,651,639	21,873,966
Plus impact of stock options and
warrants (1)	102,006	314,029	121,728

Diluted common shares	23,771,858	22,965,668	21,995,694

Diluted loss per share	$(0.18)	$(0.15)	$(0.14)

(1)	The impactof these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2003, 2002 and 2001.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 1,623,000 stock options and 453,334 warrants which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2002 — 1,186,500 options and 453,334 warrants; 2001 — 760,500 options and 293,334 warrants).

(b)	Stock-based compensation:

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options and warrants issued to employees after January 1, 2002, the net loss and related loss per share figures would be as follows:

	2003	2002

Reported net loss	$(4,363,699)	$(3,422,019)
Pro forma adjustments to compensation expense	(494,964)	(53,200)

Pro forma net loss	$(4,858,663)	$(3,475,219)

Pro forma loss per share:
Basic	$(0.21)	$(0.15)
Diluted	(0.21)	(0.15)

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2003	2002

Risk free interest rate	4.27%	4.49%
Expected volatility	40%	54%
Expected life in years	5	5
Dividend yield	0%	0%

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

10.	Earnings per share (continued):

(b)	Stock-based compensation (continued):

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2003 and December 31, 2002:

	Year	Number of options	Weighted average grant-date fair value per share

Exercise price per share equal to	2002	20,000	$2.29
market price per share at date of grant	2003	60,000	1.11
Exercise price per share greater than
market price per share at date of grant	2003	550,000	0.89

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

11.	Financial instruments:

(a)	Foreign currency risk management:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation’s operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

(b)	Fair value disclosure:

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

11.	Financial instruments (continued):

(b)	Fair value disclosure (continued):

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of the preferred shares. See note 6.

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

(d)	Interest rate risk:

The Company’s exposure to interest rate risk is as follows:

Cash	Fixed interest rate
Notes payable	Floating interest rate

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2003	2002	2001

Net loss, Canadian GAAP	$(4,363,699)	$(3,422,019)	$(3,049,504)
Adjustments:
Amortization of patents (i)	9,411	9,410	9,411
Stock-based compensation - options
granted to non-employees (ii)	(41,140)	(41,140)	(55,040)

Net loss, U.S. GAAP	$(4,395,428)	$(3,453,749)	$(3,095,133)

Loss per share, U.S. GAAP	$(0.19)	$(0.15)	$(0.14)

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(a)	Consolidated statements of earnings (continued:)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2003	2002	2001

Shareholders' equity, Canadian GAAP	$1,598,412	$2,086,930	$2,644,748
Adjustments:
Amortization of patents (i)	(119,714)	(129,125)	(138,535)
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,342,863)	(1,301,723)	(1,260,583)
Additional paid-in capital	1,395,426	1,354,286	1,313,146
Change in reporting currency (iii)	(62,672)	(62,672)	(62,672)

	(129,823)	(139,234)	(148,644)

Shareholders' equity, U.S. GAAP	$1,468,589	$1,947,696	$2,496,104

(i)	In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, certain patents were initially amortized by the Corporation commencing in the year of commercial production of the developed products.

(ii)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 12 (d) (2).

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(iii)	Change in reporting currency:

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

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss US GAAP required to reconcile to the comprehensive loss.

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company:

The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2003	Cumulative since the date of inception of the Corporation to December 31, 2002

Revenues:
Sales	$1,223,443	$1,024,226
Interest revenue	508,569	507,654
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	15,260,841	12,750,790
Other expenses	17,577,099	15,490,300
Cash inflows (outflows):
Operating activities	(27,800,421)	(24,027,858)
Investing activities	(1,292,606)	(1,179,834)
Financing activities	31,139,049	27,308,740

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total

Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991:
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992:
Common shares issued	9,375	31,468	--	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993:
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment	--	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994:
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995:
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995	2,291,203	635,881	--	(528,348)	107,533
Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995
carried forward	17,047,082	3,482,213	--	(1,728,902)	1,753,311

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total

Balance, December 31, 1995
brought forward	17,047,082	$3,482,213	$--	$(1,728,902)	$1,753,311
Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092
Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000
carried forward	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total

Balance, December 31, 2000
brought forward	21,377,621	$22,979,812	$1,258,106	$(21,135,031)	$3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	$32,152,504	$1,395,426	$(32,079,341)	$1,468,589

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(2)	Stock-based compensation:

For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 12 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation’s net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

		2003	2002	2001

Net loss	As reported (US GAAP)	$(4,395,428)	$(3,453,749)	$(3,095,133)
	Deduct: stock-based
	employee
	compensation cost,
	net of taxes of nil,
	under SFAS 123	(662,994)	(221,500)	(251,969)

	Pro-forma	$(5,058,422)	$(3,675,249)	$(3,347,102)

Loss per share	As reported (US GAAP)	$(0.19)	$(0.15)	$(0.14)
	Pro-forma	(0.21)	(0.16)	(0.15)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.27% (2002 — 4.49%; 2001 — 5.49%), dividend yield of 0%, expected volatility of 40% (2002 — 54%; 2001 — 163%), and expected life of 5 years.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements:

(i)	Variable interest entities:

In December 2003, the Financial Accounting Standards Board (FASB) issued FIN46R, Consolidation of Variable Interest Entities. This interpretation provides guidance on the application of consolidation accounting principles to all entities. Its principles require an enterprise to determine whether an entity in which it has an interest is a variable interest entity (“VIE”), or an entity that is other than a VIE, to which the basic consolidation principles apply. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected residual returns if they occur, or both.

FIN46R applies to financial statements of public companies that have an interest in VIEs (other than special-purpose entities for which the standard is already effective) for periods ending after March 15, 2004. Similar standards were issued in Canada, but are only effective for annual or interim periods beginning after November 1, 2004. The Company does not expect the adoption of these standards to have a material effect on its financial statements.

(ii)	Asset retirement obligations:

These standards were established for the recognition, measurement and disclosures of liabilities for asset retirement obligations and the associated retirement cost. The standards apply to legal obligations associated with the retirements of a tangible long-lived asset that results from acquisition, development or normal operations. The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. An entity is subsequently required to allocate the asset retirement cost to expense using a systematic and rational method over its estimated life. The standards are effective in Canada and the U.S. for fiscal years beginning on or after January 1, 2004. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements (continued):

In December 2002, CICA issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations. Section 3063 amends existing guidance and long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Corporation. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell.

Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Corporation, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Corporation’s commitment to a plan on or after May 1, 2003. The Corporation does not expect that the adoption of these standards will have a material effect on its financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States

Revenues:
2003	$3,231	$196,901
2002	6,327	355,421
2001	145,501	235,108
Net loss:
2003	(3,579,335)	(784,364)
2002	(2,660,160)	(761,859)
2001	(2,257,157)	(792,347)
Property and equipment, patents and intellectual property:
2003	2,994,919	292,485
2002	3,102,806	305,985
Total assets:
2003	3,414,762	707,814
2002	3,791,072	567,585

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2003	2002	2001

Customer A	N/A	33%	N/A
Customer B	15%	21%	N/A
Customer C	N/A	11%	N/A
Customer D	25%	N/A	26%

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

15.	Subsequent events:

(a)	Common Stock Private Purchase Agreement:

In January and February 2004, the Corporation issued 168,325 common shares for aggregate proceeds of $700,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c). On March 10, 2004, the Corporation gave notice of exercise for an additional drawdown under the agreement of 100,402 common shares to be issued for aggregate proceeds of $500,000.

(b)	Exercise of warrants:

In February 2004, the Corporation issued 16,953 common shares pursuant to a cashless exercise of 109,879 Series G warrants and 3,761 common shares pursuant to a cashless exercise of 18,850 Series J warrants.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices - Past Five Years
YEAR	ANNUAL HIGH	ANNUAL LOW
1999	$ 5.875	$2.500
2000	$10.563	$1.063
2001	$ 4.910	$1.750
2002	$ 5.750	$2.800
2003	$ 4.400	$2.360

Quarterly High and Low Market Prices - Past Two Years
YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2002	1st Quarter	$4.410	$3.500
	2nd Quarter	$4.750	$2.810
	3rd Quarter	$5.750	$3.050
	4th Quarter	$4.500	$2.800
2003	1st Quarter	$4.400	$3.310
	2nd Quarter	$3.990	$2.620
	3rd Quarter	$3.450	$2.390
	4th Quarter	$3.490	$2.360

Monthly High and Low Market Prices - Most Recent Six Months
DATE	MONTHLY HIGH	MONTHLY LOW
December, 2003	$3.490	$2.630
January, 2004	$4.620	$3.340
February, 2004	$4.930	$4.050
March, 2004	$5.390	$3.910
April, 2004	$4.920	$2.990
May, 2004	$3.630	$2.680

ITEM 10. ADDITIONAL INFORMATION

Warrants Outstanding
Description	Warrants Issued	Exercise Price	Expiry Date
Series E	200,000	$4.5315	Nov. 30, 2004
Series F	160,000	$4.0625	Nov. 30, 2004
Series G	5,783	$3.70	Jan. 8, 2005
Series J	19,713	$3.70	Jul. 31, 2005

The total number of shares subject to options at May 31, 2004 is 2,065,500, of which options representing 1,985,500 are currently exercisable. Of those, the total number of shares subject to options held by directors and officers of Nymox is 1,525,000 of which options representing 1,475,000 shares are currently exercisable.

There are no rights, warrants or options presently outstanding under which Nymox could issue additional common shares, with the exception of options enabling certain directors, employees and consultants of Nymox to acquire common shares under Nymox’s stock option plan and of warrants entitling the holders to acquire up to 385,496 common shares of Nymox as outlined in the above table.

Memorandum and Articles of Association

Bylaws And Articles Of Incorporation

The Company’s Articles of Incorporation as amended, which we refer to as our articles of incorporation, are on file with the Corporations Directorate of Industry Canada under Corporation Number 315235-9. Our articles of incorporation do not include a stated purpose and do not place any restrictions on the business that the company may carry on.

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

Our bylaws and the Canada Business Corporations Act authorize the directors from time to time to determine the remuneration for their services. There is no requirement for an independent quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company must disclose to the company the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act. The Canada Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

•	relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

•	is for indemnity or insurance for director's liability as permitted by the Act; or

•	is with an affiliate.

Our board of directors may, on behalf of the Company and without authorization of our shareholders:

•	borrow money upon the credit of the Company;

•	issue, reissue, sell or pledge debt obligations of the Company;

•	give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

The Canada Business Corporations Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Company or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Company or its affiliates, where there are reasonable grounds for believing that the Company is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the Company’s assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Company’s liabilities and stated capital of all classes.

These borrowing powers may be varied by the Company’s bylaws or its articles of incorporation. However, our bylaws and articles of incorporation do not contain any restrictions on or variations of these borrowing powers.

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

There are no redemption provisions and no liability for further capital calls associated with the Company’s common stock.

Action Necessary To Change Rights Of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. For certain amendments such as those creating a class of preferred shares, a shareholder is entitled to dissent in respect of such a resolution amending our articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.

Meetings Of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Company, and the value of the assets of our Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment our Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if immediately prior to the implementation of the investment our Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Company and the value of the assets of our Company equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2002 was CDN$218 million and in 2003 was CDN$223 million. For 2004 the Review Threshold is CDN$237 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our Company for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of our Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

(a)	an acquisition of our shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

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

Material Contracts

The following is a summary of the material contracts to which the Company is a party, for the two years ended May 31, 2004 .

1.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited August 25, 2003. This agreement established a financing commitment for $12 million over a twenty-four month period starting August 25, 2003. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited January 27, 2003. This agreement established a financing commitment for $5 million over a twenty-four month period starting January 27, 2003. This agreement was replaced by the new agreement above on August 25, 2003.

3.	The Common Stock Purchase Agreement and Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited November 1, 1999. These agreements expired in January 2003. The terms and conditions of these agreements are further described in our F-1 Registration Statement filed with the SEC on November 9, and declared effective on December 4, 2001.

4.	The Research and License Agreement between Rhode Island Hospital and Nymox Corporation dated May 20, 1999. Under this agreement, Nymox sponsors the research of two principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, pertaining to the use of neural thread protein diagnostic or therapeutic purposes in return for licensing rights to and patents arising out of this research. The sponsorship agreement was recently extended to March 1, 2005.

5.	The Share Purchase Agreement between Nymox Pharmaceutical Corporation and Judith Fitzpatrick dated January 8, 2000. Under this agreement, we acquired 1,008,250 shares of the common stock of Serex, Inc. on March 2, 2000, which represented a majority interest of that company, in exchange for the issuance of 187,951 of our common shares and warrants (Series G) to purchase 115,662 of our shares at a strike price of $3.70 per share.

6.	The Common Stock and Warrants Purchase Agreement dated March 6, 2000 between Nymox Pharmaceutical Corporation and Amro International, S.A. (“Amro”). Under this Agreement, Amro purchased 666,667 common shares of Nymox and received a warrant to purchase up to 66,667 common shares of Nymox at a strike price of $9.375 per share, for an aggregate of $4 million. The Agreement provided Amro with two opportunities to reprice a portion of the 666,667 common shares it initially purchased. Pursuant to these two repricing obligations, Nymox issued Amro a further 154,970 common shares.

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

TAXATION

U.S. Federal Income Tax Considerations for U.S. Persons

This section contains a summary of certain U.S. federal income tax considerations for U.S. Persons (as defined below) who hold common shares of Nymox. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings of the Internal Revenue Service (the “IRS”), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could have adverse consequences to Nymox and its shareholders. This summary is necessarily general and does not attempt to summarize all aspects of the federal tax laws (and does not attempt to summarize any state or local laws) that may affect an investor’s acquisition of an interest in Nymox. No ruling from the IRS will be requested and no assurance can be given that the IRS will agree with the tax consequences described in this summary.

For purposes of this discussion, the term “U.S. Person” means (a) an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. The term “U.S. Holder” means a shareholder of Nymox who is a U.S. Person. The term “foreign corporation” means an entity that is classified as a corporation for U.S. federal income tax purposes and that is not organized under the laws of the United States or any state thereof.

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

Dividends and gains on sale. Except as described below with respect to the “passive foreign investment company” rules, distributions by Nymox to a U.S. Holder will be treated as ordinary dividend income to the extent of Nymox’s current and accumulated earnings and profits. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by Nymox generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Nymox is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend). Nymox currently meets the definition of a QFC because its common shares are readily tradable of The Nasdaq SmallCap Market, an established securities market in the United States, provided that Nymox is not a “passive foreign investment company” (as described below) for the taxable year during which Nymox pays a dividend or for the preceding taxable year. If Nymox is not a QFC, a dividend paid by Nymox to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Except as described below with respect to the “passive foreign investment company” rules, any gain recognized by a U.S. Holder on a sale or exchange of Nymox common shares (or on a distribution treated as a sale or exchange) generally will be treated as capital gain. Capital gains of corporations are taxable at the same rate as ordinary income. With respect to non-corporate taxpayers, the excess of net long-term capital gain over net short term capital loss may be taxed at a substantially lower rate than is ordinary income. A capital gain or loss is long-term if the asset has been held for more than one year and short-term if held for one year or less. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses.

A U.S. Holder generally may claim a credit against its U.S. federal income tax liability for Canadian income tax withheld from dividends received on Nymox common shares. The amount of this credit is subject to several limitations under the Code.

Controlled foreign corporation rules. A foreign corporation generally is classified as a “controlled foreign corporation” (a “CFC”) if more than 50% of the corporation’s shares (by vote or value) are owned, directly or indirectly, by “10% U.S. Shareholders”. For this purpose, a “10% U.S. Shareholder” is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. Nymox believes that it is not a CFC at the present time. If Nymox were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in Nymox generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any “Subpart F” income earned by Nymox, whether or not such income is distributed by Nymox. Subpart F income generally includes interest, dividends, royalties, and gain on the sale of stock or securities.

Foreign personal holding company rules. In general, a foreign corporation is a “foreign personal holding company” (a “FPHC”) during a taxable year if (i) at any time during the taxable year, more than 50% of the shares (by vote or value) of the corporation are owned, directly or indirectly, by five or fewer individuals who are U.S. Persons, and (ii) at least 50% of the gross income of the corporation for the taxable year consists of “foreign personal holding company income” (such as dividends, interest, royalties, and gains on the sale of stock or securities).

Nymox believes that it is not a FPHC at the present time. If Nymox were a FPHC, each U.S. Person that owns, directly or indirectly through foreign entities, an interest in Nymox generally would be required to recognize, as a dividend, the U.S. Person’s share of the undistributed annual income of Nymox.

Passive foreign investment company rules. In general, a foreign corporation is a “passive foreign investment company” (a “PFIC”) during a taxable year if 75% or more of its gross income for the taxable year constitutes “passive income” or if 50% or more of its assets (by average fair market value) held during the taxable year produce, or are held for the production of, passive income. In general, any U.S. Person that owns, directly or indirectly, an interest in a foreign corporation will be subject to an interest charge (in addition to regular U.S. federal income tax) upon the disposition by the U.S. Person of, or receipt by the U.S. Person of “excess distributions” with respect to, any shares of the foreign corporation if: (i) the foreign corporation is a PFIC during the taxable year in which such income is realized by the U.S. Person; or (ii) the foreign corporation was a PFIC during any prior taxable year that is included in whole or in part in the U.S. Person’s “holding period” (within the meaning of Section 1223 of the Code) with respect to its interest in the shares of the foreign corporation. Furthermore, the U.S. Person’s share of such gain or “excess distribution” will be taxable as ordinary income. There exist several other adverse tax consequences that may apply to any U.S. Person that owns, directly or indirectly, an interest in a PFIC.

A U.S. Person that owns, directly or indirectly, an interest in a PFIC can elect to treat such PFIC as a “qualified electing fund” (a “QEF”) with respect to the U.S. Person. In general, the effect of a QEF election with respect to a PFIC is that, beginning with the first taxable year to which the election applies and in all succeeding taxable years during which the foreign corporation is a PFIC, the U.S. Person is required to include in its income its share of the ordinary earnings and net capital gains of the PFIC. The U.S. Person is not taxable with respect to any distribution by the PFIC from earnings that have been included previously in the U.S. Person’s income under the QEF provisions. If the QEF election is made with respect to the first taxable year in which a U.S. Person owns, directly or indirectly, an interest in the particular PFIC, the adverse tax consequences described in the immediately preceding paragraph (including the interest charge and the treatment of gains as ordinary income) would not apply to the U.S. Person’s interest in that PFIC. In order to make a QEF election, a U.S. Person is required to provide to the IRS certain information furnished by the PFIC.

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2003. It is not possible to express an opinion as to whether or not Nymox is or will be a PFIC during its current taxable year or future taxable years. Nymox intends to notify its U.S. Holders within 45 days after the end of the taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

Each U.S. Person who owns, directly or indirectly, common shares of Nymox is urged to consult its own tax advisor with respect to the advantages and disadvantages of making a QEF election with respect to Nymox.

Backup withholding. Information reporting to the IRS may be required with respect to payments of dividends on the Nymox common shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Nymox common shares. A U.S. Holder may be subject to backup withholding at a 30% rate with respect to dividends received with respect to Nymox common shares, or proceeds received on the sale of Nymox common shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Canadian Federal Income Taxation

The following is, as of the date of this report, a summary of the principal Canadian federal income tax considerations generally applicable to shareholders who receive a dividend from Nymox and who, at all relevant times, for purposes of the Income Tax Act (Canada) the (“Tax Act”), hold and will hold Nymox common shares as capital property and deal with Nymox at arm’s length.

Nymox’s common shares will generally constitute capital property to a holder unless the holder holds such shares in the course of carrying on a business or the holder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is based on the current provisions of the Tax Act, the regulations under that act, counsel’s understanding of current administrative and assessing policies of the Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act publicly announced or released by or on behalf of the Minister of Finance (Canada) before the date of this report (“Tax Proposals”).

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “Mark-to-Market Rules”). This summary does not take into account these Mark-to-Market Rules or any amendments to them contained in the Tax Proposals and taxpayers that are “financial institutions” for purposes of those rules should consult their own tax advisors.

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

Pursuant to the Tax Act and subject to certain transitional rules which apply in certain circumstances, a holder of Nymox common shares will be required to include in income one-half of the amount of any capital gain (a “Taxable capital gain”) and may deduct one-half of the amount of any capital loss (an “Allowable capital loss”) against Taxable capital gains realized by the holder in the year of the disposition. Allowable capital losses in excess of Taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

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

In the case of a holder of Nymox common shares that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of a Nymox common share may be reduced by the amount of dividends previously received or deemed to have been received thereon. Any such restriction will not occur where the corporate holder owned the Nymox common share for 365 days or longer and such holder (together with any persons with whom it did not deal at arm’s length) did not own more than 5% of the shares of any class or series of Nymox at the time the relevant dividends were received or deemed to have been received. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust, which owns Nymox common shares.

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

Dividends Paid To Non-Residents of Canada

Under the Tax Act, dividends paid or credited to a non-resident are subject to withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced or eliminated pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. For example, for persons who are resident in the United States for purposes of the Canada-United States Income Tax Convention, (the “Convention”) the rate of withholding tax on dividends is reduced to 15% generally and 5% when the United States resident is a company that beneficially owns at least 10% of the voting stock of the company paying the dividends.

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

A non-resident of Canada is liable for Canadian income tax on a capital gain realized on the disposition of property only where that property constitutes “taxable Canadian property”. Pursuant to the Tax Act and subject to certain transitional rules which apply in certain circumstances, one-half of any capital gain from the disposition of taxable Canadian property is subject to Canadian tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal exposure to market risk relates to changes in interest rates. As of December 31, 2003, we have cash flow exposure to the changing interest rates on notes payable, bearing interest at the prime rate plus 2%, in the amount of $500,000. The maturity dates on notes payable in the amount of $200,000 outstanding at December 31, 2003 were extended from January 1, 2004 to July 31, 2004. Notes payable in the amount of $300,000, bearing interest at prime rate plus 2% are due on or before July 31, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        (a)       Evaluation of Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, including the Company’s Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer concluded that the disclosure controls and procedures were effective.

        (b)       Changes in Internal Controls over Financial Reporting. There were not any significant changes in the Company’s internal controls over financial reporting or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Hans Black, the Chairman of our Audit Committee, is an audit committee financial expert and is an independent director.

Item 16B.   CODE OF ETHICS

We have adopted a code of ethics that is applicable to our officers, directors and employees in general and our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions in particular. The code of ethics is filed as an exhibit to this Annual Report.

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2003 and 2002, we paid the following fees for professional services to KPMG LLP:

	2003	2002
	(U.S.$)
Audit Services	43,000	39,000

Audit-Related Services	5,000	4,000

Tax Services	9,000	7,000

Other Services	0	0

Total	57,000	50,000

Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on our statutory financial statements. It also includes services that can only be provided by the auditor signing the audit report such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for U.S. Securities and Exchange Commission or other regulatory filings.

Audit-Related Services include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They include amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.

Tax Services represent tax compliance and other services and expatriate and executive tax return services.

Other Services consist of actuarial services for pension and employee benefit plans. As required by the Sarbanes-Oxley Act of 2002, KPMG can no longer provide certain of these services to us after May 2004.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. KPMG and our management report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements identified below are included in Item 8 of this report and are incorporated by reference in this item.

At and for the year ended December 31, 2003: Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Notes

At and for the year ended December 31, 2002: Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Notes

At and for the year ended December 31, 2001: Consolidated Statement of Operations and Deficit Consolidated Statements of Cash Flows Notes

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. EXHIBITS

The following exhibits are included with or incorporated by reference into this report:

Exhibit No.	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission May 15, 2000)
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission June 28, 2002)
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company's F-3 Registration Statement filed with the Commission on March 12, 2003)
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company's 6-K Report filed with the Commission on November 13, 2003)
8	List of Subsidiaries of Nymox Pharmaceutical Corporation
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)

12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
/S/ Paul Averback
Paul Averback
Title: President
Date: June 30, 2004

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit No.	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission May 15, 2000)
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission June 28, 2002)
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company's F-3 Registration Statement filed with the Commission on March 12, 2003)
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company's 6-K Report filed with the Commission on November 13, 2003)
8	List of Subsidiaries of Nymox Pharmaceutical Corporation

11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002