Form 20-F
period 2004-12-31
NYMOX PHARMACEUTICAL CORP
filed 2005-06-30
CIK 1018735

Form 20–F

[_]	Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]	Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

or

[_]	Transition Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

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

25,504,062 shares as of December 31, 2004

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. The data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars (1))

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
CANADIAN GAAP
Current Assets	$699,074	$747,672	$862,366	$644,522	$749,510
Property & Equipment	25,348	133,161	185,293	217,083	268,679
Patents & Intellectual Property	3,271,599	3,034,529	3,223,498	3,154,441	3,144,015
Total Assets	4,066,021	4,022,862	4,358,657	4,192,241	4,384,716
Total Liabilities	2,053,634	1,724,164	1,471,727	747,493	323,774
Share Capital	36,553,350	32,503,600	28,407,600	25,376,557	22,822,303
Shareholder's Equity	1,212,387	1,478,698	2,086,930	2,644,748	3,260,942
Total Revenues	321,948	200,132	361,748	380,609	225,867
Sales	321,895	199,217	356,162	362,691	157,688
Research & Development
Expenditures(2)	1,851,881	2,477,032	1,689,430	1,479,602	2,073,775
Net Loss	3,745,625	4,354,288	3,412,609	3,049,504	4,023,979
Loss per Share (basic &
diluted)	$0.15	$0.18	$0.15	$0.14	$0.19
Weighted Avg. No. of Common
Shares	24,924,674	23,669,852	22,651,639	21,873,966	20,890,735
U.S. GAAP(3)
Net Loss	$3,770,545	$4,395,428	$3,453,749	$3,095,133	$4,272,308
Loss per Share	0.15	0.19	0.15	0.14	0.20
Shareholder's Equity	$1,202,278	$1,468,589	$1,947,696	$2,496,104	$3,102,887

(1)	Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. Reference is made to note 2(g) of the consolidated financial statements.

(2)	We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(3)	Reference is made to Note 12 of Nymox’s audited financial statements as at and for the year ended December 31, 2004 for a reconciliation of differences between Canadian and U.S. GAAP.

Risk Factors

The following risk factors apply to Nymox and our industry.

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of $4.0 million in 2000, $3.0 million in 2001, $3.4 million in 2002, $4.3 million in 2003, and $3.7 million in 2004. As of December 31, 2004, Nymox’s accumulated deficit was $36.0 million.

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

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly in the field of Alzheimer’s disease where there is a large unmet need for an effective treatment. Currently there are five drugs with similar mechanisms of action approved for sale in the United States (Aricept®, Cognex®, Exelon®, Reminyl® and Namenda™). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness. Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer’s disease. Treatment candidates under development include:

•	vaccines for Alzheimer's disease;

•	enzyme-blocking therapies intended to block the production of the protein found in the senile plaques characteristic of Alzheimer’s disease. A number of pharmaceutical and biotechnology companies including Amgen, Elan and Bristol-Myers Squibb are working on such therapies.

•	drugs aimed at reducing, blocking or clearing the aggregation or accumulation of the protein found in senile plaques. A number of pharmaceutical and biotechnology companies including Neurochem, Praecis Pharmaceuticals and Prana Biotechnology are working on such therapies.

•	memory enhancing compounds from Cortex Pharmaceuticals, Memory Pharmaceuticals, Helicon Therapeutics and Sention, among others.

•	drugs aimed at inhibiting an enzyme that breaks down an important neurotransmitter involved in memory and cognition. A number of pharmaceutical and biotechnology companies including Axonyx are working on such therapies.

•	implantation of a shunt (COGNIShunt™) developed by its maker, Eunoe Inc., and designed to drain cerebrospinal fluid from the patient’s skull into his or her abdominal cavity.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are seven drugs approved for treatment of BPH: finasteride (Proscar®), dutasteride (Avodart®), terazozin (Hytrin®), doxazozin (Cardura®), tamsulosin (Flomax®), prazosin (Minipres®) and alfusozin (Uroxatral®). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

We have developed a diagnostic kit based on AlzheimAlert™ for sale to third parties. We will require prior approval from the FDA before we can market, distribute or sell this product in the United States. In February 2004, we filed a premarket approval application (PMA) with the FDA for the AlzheimAlert™ kit version following the completion of clinical testing. In July 2004, we received a letter from the FDA raising issues of clinical study methodology and stating that the PMA was not approvable in its current form. We subsequently met with the FDA and submitted further data and analyses in October and December 2004 and March and April 2005. The FDA has informed us that our PMA will be going forward to a presentation before a panel of the Medical Devices Advisory Committee with the date for the panel meeting to be confirmed in due course. Advisory panels provide the FDA with recommendations about the safety and effectiveness of medical devices. The FDA will not make a decision about our application until after the panel meeting. The FDA considers the panel’s recommendations but is not bound by them when making its final decision about whether to approve our PMA. We cannot predict with any certainty when or if such approval will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

Similar requirements exist in many other countries. Obtaining these approvals and complying with the subsequent regulatory requirements can be both time-consuming and expensive. In November 2004, Nymox satisfactorily completed the testing and registration required by European regulatory, environmental and quality standards in order to obtain a CE Mark for the AlzheimAlert™ kit. The CE Mark makes the AlzheimAlert™ kit eligible for sale in the European Union and will allow European clinical and hospital laboratories to perform the AlzheimAlert™ test in their own facilities in Europe.

We currently sell NicAlert™ and TobacAlert™ as tests for tobacco product use and exposure and for research use. In October, 2002, we received 510(k) clearance from the U.S. Food and Drug Administration for our NicAlert™ product for medical uses.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of over 200 patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has fifteen patents issued or allowed and fourteen patent applications pending relating to its technology. Its subsidiary, Serex, Inc. has ten patents issued and allowed. Through licensing agreements with the Massachusetts General Hospital, Nymox separately licensed global patent rights relating to neural thread proteins and to novel cancer markers that have potential application both for the treatment and diagnosis of specific cancers. These licensed patent rights include five issued United States patents and numerous patents and patent applications in other countries around the world.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 26,078,628 common shares of Nymox issued and outstanding as of June 22, 2005. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. In addition, 1,811,500 share options are outstanding, of which 1,771,500 are currently vested and 19,713 shares are subject to issuance upon exercise of warrants. Expiry dates for Nymox options range from 8 months to 8 years (see note 7(e) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Nymox was incorporated under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer’s disease. Nymox has two subsidiaries: one wholly owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., purchased in March, 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation operates our certified clinical reference laboratory where our AlzheimAlert™ test is performed, and conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

Nymox’s principal executive offices are located at:

Nymox Pharmaceutical Corporation 9900 Cavendish Boulevard, Suite 306 St. Laurent, Quebec, Canada, H4M 2V2 Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System 208 South Lasalle St. Chicago, IL 60604

Nymox’s two subsidiaries are located at:

Nymox Corporation 777 Terrace Avenue Hasbrouck Heights, NJ, USA 07604

Serex, Inc. 777 Terrace Avenue Hasbrouck Heights, NJ, USA 07604

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

Acquisition of a Majority Interest in Serex, Inc.

On March 2, 2000, we closed our acquisition of a controlling interest in Serex, Inc., a privately held diagnostic company based in New Jersey. We have subsequently acquired more shares of the common stock of Serex, Inc. from other shareholders and now own approximately 99% of its common stock.

Serex’s NicAlert™ and TobacAlert™ strips can reliably detect one of the metabolic products of nicotine in human urine, in order to determine whether a person, such as a teenager or insurance applicant, is using or has been exposed to a tobacco product. NicAlert™ and TobacAlert™ are currently being distributed by Nymox, CVS/pharmacy®, Drugstore.com and Jant Pharmacal Corporation.

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

The AlzheimAlert™ Test; An Aid to the Diagnosis of Alzheimer’s Disease

We market a proprietary diagnostic test for Alzheimer’s disease, known as the AlzheimAlert™ test, through our government-inspected clinical reference laboratory in New Jersey. AlzheimAlert™ is an improved version of our AD7C™ test, which has been on the market since 1997. It is a urine test, where the patient provides a first-morning urine sample for testing. The patient’s doctor then forwards the sample to our laboratory where our technical staff performs the test. We then report the results to the doctor.

Our AlzheimAlert™ test is the latest generation of our NTP testing technology. It measures the level of a brain protein called neural thread protein (NTP) which is elevated early in Alzheimer’s disease as reported both in the scientific literature and at scientific conferences. Researchers at the Massachusetts General Hospital and Brown University led by Doctors Suzanne de la Monte and Jack Wands first found large amounts of the protein in the brain tissue of patients known to have died with Alzheimer’s disease. Subsequent research led to the characterization of NTP and the gene that produces it. Nymox succeeded in developing a highly sensitive test to detect the presence of NTP in the spinal fluid and, most recently, in the urine of patients with Alzheimer’s disease. Recent studies (J. Neuropathol Exp Neurol (2001; 60: 195-207) Journal Alzheimer’s Disease (2004; 231-242)) have provided further evidence that increased production of NTP leads to a marked increase in nerve cell death and have shown that the cells subjected to NTP died in a programmed fashion similar to the way the nerve cells in the brains of patients with Alzheimer’s disease die. One of the characteristic signs of Alzheimer’s disease is widespread brain cell loss.

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

Many studies published in scientific publications or presented at scientific conferences over the past decade have confirmed the accuracy of NTP as a biochemical marker for Alzheimer’s disease. Recent publications in the peer-reviewed literature include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104); Journal of Contemporary Neurology (1998; art. 4a); Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226); Alzheimer’s Reports (1999; 2: 327-332), (2000; 3: 177-184), (2001; 4: 61-65) and (2002; 5: 1-6); Neurology (2000; 54: 1498-1504) and (2000; 55: 1068); Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2004; 6(3): 231-42); Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60: 2679-91); Neurology and Clinical Neurophysiology (2002; 1: 2-7); Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) and (1996; 55: 1038-1050), and Frontiers in Bioscience (2002; 7: d989-96). Reports about this Nymox technology have also been featured in prestigious trade and lay publications such as Clinica (Sept.25, 2000), Genetic Engineering News (Oct.1, 2000), Clinical Laboratory News (Sept., 1999 and Oct., 2000), Modern Maturity (Dec., 2000), ADVANCE for Administrators of the Laboratory (June, 2001), ASRT Scanner (August, 2001), RN magazine (August, 2001), Clinical Geriatrics (Nov., 2000), LabMedica International (June, 1998), and Clinical Laboratory International (October, 1998).

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

We have developed a diagnostic kit version of the AlzheimAlert™ test, which would permit the testing of patient samples in a general purpose medical laboratory. The sale of such a kit is subject to any necessary regulatory approvals. In November 2004, we met the necessary European standards to permit the sale of the kit in the European Union. In February 2004, we filed a premarket approval (PMA) application with the FDA but have not yet received a final decision about whether the kit will be approved for sale in the United States. We expect that approval of a diagnostic kit version of AlzheimAlert™ kit will increase the availability and acceptance of our test while lowering its cost to the patient or health care payor.

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

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to the National Institute on Aging’s Progress Report on Alzheimer’s Disease, 2003, by 2050, researchers estimate that 13.2 million Americans will have Alzheimer’s disease if current population trends continue and no preventive treatments become available. The age group of Americans over the age of 85 is one of the fastest growing segments of the population. As people live longer, they become more at risk of developing Alzheimer’s disease.

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

Nymox researchers believe that stopping or inhibiting the transformation of spherons into senile plaques will help stop or slow the progress of this illness. However, there is no consensus among researchers about the causes or possible treatments of Alzheimer’s disease and not all researchers share this belief that spherons are a causative factor in Alzheimer’s disease or are a target for the development of treatments for the disease.

Based on the research findings discussed above and the spheron-based approach to the treatment of the disease, we have developed novel, proprietary drug screening methods based on spherons and used them to discover, develop and test drug candidates to inhibit the formation of Alzheimer plaques from spherons. These candidates have the potential to slow or stop the progression of the disease.

We have two distinct new drug candidates, NXD-3109 and NXD-1191, neither of which demonstrate significant toxicity and both of which had positive animal testing results. These candidates are at the stage of pre-clinical testing.

Such drug candidates will require regulatory approval in order to begin clinical studies for humans, but there is no guarantee that any of these drug candidates will ever be approved for marketing as a treatment for Alzheimer’s disease. Drug candidates that look promising in early studies in the laboratory or with animals often prove on further testing to be unsafe, ineffective or impractical to use with human patients. The cost of bringing a drug candidate through the necessary clinical trial and regulatory approvals is very high and may require us to seek substantial financing through various sources including the issuing of more stock, the borrowing of funds secured by financial instruments such as bonds or agreements with major pharmaceutical companies. We risk not being able to secure such funding in the necessary amounts or on sufficiently favorable terms.

Nymox holds global patent rights covering both methods for using spherons as targets for developing drugs and for the actual drug candidates discovered.

Neural Thread Protein Based Drugs

Nymox developed a unique drug screening system, based on the research that led to its AlzheimAlert™ test, to identify other potential drug candidates for the treatment of Alzheimer’s disease. There is a substantial body of evidence showing that NTP may play a key role in Alzheimer’s disease. The published studies include Journal of the Neurological Sciences (1996; 138: 26-35), Journal of Neuropathology and Experimental Neurology (1996; 55: 1038-50), Journal of Clinical Investigation (1997; 100: 3093-3104), Alzheimer’s Reports (1999; 2: 327-332), Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2005; 7(1): 45-61), and Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60:2679-91). A recent study published in the Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) reported on how a team of researchers at Brown University led by Dr. Suzanne de la Monte and Dr. Jack Wands implanted the gene that produces NTP in nerve cells derived from humans. They then caused the cells to turn on the implanted NTP gene and to begin to produce NTP in elevated quantities. This caused a marked increase in nerve cell death. Sophisticated analysis showed that the cells died in a programmed fashion similar to the way the nerve cells in brains of patients with Alzheimer’s disease die. Extensive loss of brain cells and accompanying brain shrinkage is a key part of the Alzheimer’s disease process.

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

Nymox licensed this technology in 1997 from Harvard University and the Massachusetts General Hospital as part of a sponsored research and licensing agreement. Under the terms of this agreement, Nymox sponsored the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the use of neural thread protein, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patent costs and royalties continues for the life of the patents, which run until November, 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are four issued U.S. patents and five outstanding U.S. patent applications under license and a correspondingly larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement terminated in March, 1999, when Dr. de la Monte and Dr. Wands moved to Brown University.

Nymox entered into a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital when Dr. de la Monte and Dr. Wands transferred there in March 1999 and now carry out their research into neural thread protein. Under the terms of this agreement, which became effective March 1, 1999 and was renewed from January 2002 to March 2005, Nymox sponsored the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the uses of neural thread proteins, their antibodies or genes for diagnostic, therapeutic and research purposes. Nymox also paid the patent costs for any patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of any such patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license. The sponsorship agreement has expired; however, Nymox retains the exclusive license to patent rights on certain NTP-based technology. This license includes a license to an issued U.S. patent and to a pending patent application.

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer’s Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer’s disease. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. A number of published studies showed a link between statin use and lower incidence of Alzheimer’s disease; see, for example, Neurology (2005; 64:1531-8); Archives of Neurology (2005; 62:753-7); International Journal of Geriatric Psychiatry (2004; 19:327-32); Neuroepidemiology (2004; 23:94-8); Neuron (2004; 41:7-10); Archives of Neurology (2000; 57:1439-1443); Lancet (2000; 356:1627-1631); Archives of Neurology (2002; 59:223-227); Journals of Gerontology: Biological Sciences and Medical Sciences (2002; 57:M414-M418); and Journal of the American Geriatrics Society (2002;50:1852-1856). Other studies, however, did not find evidence of such a link and research in this area is ongoing. No statin drug has been approved for use in the treatment or prevention of Alzheimer’s disease.

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

Nymox developed a potent new antibacterial agent, NXC-4720. Tests of NXC-4720 show it to be highly effective against all known substrains of E. coli O157:H7, the bacteria implicated in these severe cases of food and drink contamination. Tests of NXC-4720 show that it destroys E. coli O157 strains, including H7, efficiently, rapidly and at a very low dose. In 1999, we began further laboratory trials for this agent as a treatment for food and drink contamination and entered into agreements with various collaborators, including, most recently, the Public Health Agency of Canada. Further pre-clinical testing and development is required before we can apply for regulatory approval for use of this agent on the processing of food and drink for human consumption.

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

More than half of men in their sixties and as many as 90% of men in their seventies and eighties have some symptoms of BPH. Symptoms include more frequent urination (especially at night), difficulty urinating, incomplete emptying of the bladder and sometimes complete inability to urinate. More serious cases may require surgical intervention to reduce the size of the prostate. There is a need for a simple, effective treatment for BPH, particularly in cases where existing drug treatments have proven to be ineffective and where more intrusive procedures such as surgery may be inadvisable or bring unacceptable risks.

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

NicAlert™ and TobacAlert™ employ Serex, Inc.‘s patented technology and offer a quick, accurate means to test on-site whether a person, such as a teenager, student athlete or insurance applicant, is using a tobacco product or been exposed to second-hand smoke. TobacAlert™ is available at approximately 5,400 CVS/pharmacy® stores across the U.S. as well as online at www.cvs.com and at www.drugstore.com. In October 2002, NicAlert™ received clearance from the FDA for sale for medical use in the United States. Both NicAlert™ and TobacAlert™ are also being marketed in Europe, Asia and Canada.

Manufacturing Arrangements

Our NicAlert™ and TobacAlert™ products and AlzheimAlert™ kits are currently partly manufactured through out-sourcing arrangements with contract manufacturers. To date, we have not experienced any significant interruptions in the manufacture of these products and the cost of the manufacturing services has not been volatile. The manufacturing services supplied by our current contract manufacturer are not unique or unduly complicated and other contract manufacturers are available to provide similar services in the event that our current contract manufacturer fails to meet our needs.

Property, Plant And Equipment

Nymox and Serex laboratory facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires August 31, 2010. Nymox office and research facilities in St. Laurent, Quebec, Canada comprise 6,923 square feet of leased space. The lease agreement expires on August 31, 2010. Nymox Pharmaceutical Corp. and its two US subsidiaries Nymox Corp. and Serex, Inc. own a full complement of equipment used in all aspects of their research and development work and the Nymox reference laboratory. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

Governmental Regulation

Our AlzheimAlert™ test which we provide as a service through our clinical reference laboratory in New Jersey is subject to extensive government regulation in the United States. Our clinical reference laboratory and its performance of the AlzheimAlert™ must be certified by the Centers for Medicare & Medicaid Services (CMS) under the Clinical Laboratory Improvement Amendments (CLIA), which establishes quality standards for the laboratory tests being performed to ensure the accuracy, reliability and timeliness of patient test results. In addition, some individual states such as New York, Florida and New Jersey have their own requirements for the inspection and certification of reference laboratories which offer diagnostic services for patients within the state. Finally, the FDA has its own regulations governing in vitro diagnostic products, including analyte-specific reagents used in clinical reference laboratories. Any changes in our current certification status, CMS or state law requirements or in the FDA regulations could have an impact on our future ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We intend to sell a diagnostic kit version of the AlzheimAlert™ test that we developed. We will need to obtain FDA approval before we can market or sell such a diagnostic kit version outside of the clinical reference laboratory setting in the United States. Such approval for this type of commercial development is necessary for all in vitro diagnostic kits.

In February 2004, we filed a premarket approval application (PMA) with the FDA for the AlzheimAlert™ kit version following the completion of clinical testing. In July 2004, we received a letter from the FDA raising issues of clinical study methodology and stating that the PMA was not approvable in its current form. We subsequently met with the FDA and submitted further data and analyses in October and December 2004 and March and April 2005. The FDA has informed us that our PMA will be going forward to a presentation before a panel of the Medical Devices Advisory Committee with the date for the panel meeting to be confirmed in due course. Advisory panels provide the FDA recommendations about the safety and effectiveness of medical devices. The FDA will not make a decision about our application until after the panel meeting. The FDA considers the panel’s recommendations but is not bound by them when making its final decision about whether to approve our PMA. We cannot predict with any certainty when or if such approval will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

Similar requirements exist in many other countries. In November 2004, Nymox satisfactorily completed the testing and registration required by European regulatory, environmental and quality standards in order to obtain a CE Mark for the AlzheimAlert™ kit. The CE Mark makes the AlzheimAlert™ kit eligible for sale in the European Union and will allow European clinical and hospital laboratories to perform the AlzheimAlert™ test in their own facilities in Europe.

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

Nymox has fifteen U.S. patents issued or allowed and fourteen U.S. patent applications pending and a corresponding larger number of patents and patent applications worldwide relating to the inventions and discoveries in those patents and patent applications. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for its patents is in March, 2007; the next is in February, 2009 and the rest range from 2010 through 2017.

Nymox’s subsidiary, Serex, has ten patents issued or allowed and four patent applications pending in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex’s proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

Nymox also has exclusive rights to six issued or allowed U.S. patents and seven pending U.S. patent applications as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in 2014.

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

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. In June 2004, the Centers for Medicare and Medicaid Services (CMS) approved limited coverage of a Positronic Emission Tomography (PET) imaging procedure for helping to more precisely distinguish Alzheimer’s disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute of Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s Disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease. A number of companies, including GE, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease.

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as Lab One, LabCorp, and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as Orasure Techologies Inc. and Cozart Bioscience Ltd, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Diagnostic Products Corporation. NicAlert™ and TobacAlert™ also face competition from distributors who supply simple yes-no smoking status tests such as SmokeCheck, NicQuick, and QuickScreen, from NicCheck I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, and, in the United Kingdom, from SmokeScreen, a chemical color-based tobacco test being marketed by Mermaid Diagnostics, Ltd..

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

Marketing

We currently market our AlzheimAlert™ test as a clinical reference laboratory service primarily in the United States. In November 2004, our AlzheimAlert™ test was certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed a distribution deal in Italy for AlzheimAlert™ with Alifax S.p.A.. The Company has also signed a distribution agreement for AlzheimAlert™ in the Czech Republic with KlinLab, Ltd.. We are also marketing our TobacAlert™ test, which can determine a person’s exposure to second-hand smoke, in the United States through our own marketing arm and distributors, including CVS/pharmacy® and Drugstore.com, as well as in Europe and Asia. We are also marketing our NicAlert™ product which has received clearance from the FDA for medical uses. We have not started to commercially market or distribute any of our other products under development and most of them will require regulatory approval in each country before being marketed there.

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

We market the AlzheimAlert™ test, which we provide in our clinical reference laboratory, that is an aid to the diagnosis of Alzheimer’s disease. AlzheimAlert™ is an improved version of our AD7C™ test, from which we began generating revenue from sales in 1997. The AlzheimAlert™ test is also certified with a CE Mark, making the device eligible for sale in the European Union.

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

Liquidity And Capital Resources

We fund our operations and projects primarily by selling shares of Nymox’s common stock. However, since 1997, a small portion of our funding also comes from sales. This source of funding became more significant in late 1998, following the launch of our urinary version of the AD7C™ test. Since its incorporation in May, 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares.

On December 1, 1997, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19,1999.

Private placements completed by Nymox since December, 1995 are as follows:

•	December 1995, 1,578,635 common shares at a price of CAN$2.00 (US$1.38) per share for total proceeds of CAN$3,157,270 (US$2,187,536);
•	April 1996, 877,300 common shares at a price of CAN$6.00 (US$4.15) per share for total proceeds of CAN$5,263,800 (US$3,647,059);

•	May 1997, 696,491 common shares at a price of CAN$6.50 (US$4.50) and warrants exercisable at a price of CAN$8.50 (US$5.88) per share for total proceeds of CAN$4,527,191 (US$3,136,694). In 1998, all 696,491 of these warrants were exercised for additional proceeds to Nymox of CAN$5,920,174 (US$4,101,832);
•	May 1998, 231,630 common shares at a price of CAN$8.50 (US$5.88) for total proceeds of CAN$1,968,855 (US$1,364,134). A total of 110,000 warrants were issued as well, exercisable at a price of CAN$8.50 (US$5.88) per share (50,000) and CAN$10.00 (US$6.93) per share (60,000). These warrants have since expired;
•	December 1998, 135,000 common shares and January 1999, 55,000 common shares at CAN$8.50 (US$5.88) per share, for total proceeds of CAN$1,615,000 (US$1,118,963). A total of 95,000 warrants were issued as well, exercisable at the price of CAN$10.00 (US$6.93) per share. These warrants have since expired;
•	September 1999, 122,000 common shares at CAN$5.00 (US$3.46) per share, for total proceeds of CAN$610,000 (US$422,642).
•	March 2000, 821,637 common shares at an average price of $4.87 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expired on March 6, 2004.
•	March, 2001, 200,000 common shares at $2.06 per share, for total proceeds of $412,000. A total of 100,000 warrants were issued as well, exercisable at a price of $2.06. These warrants were exercised on February 17, 2003.
•	August 3, 2001, 80,000 common shares at $2.50 per share for total proceeds of $200,000.
•	August 22, 2001, 140,000 common shares at $3.75 per share for total proceeds of $525,000.
•	October 3, 2001, 110,000 common shares at $3.75 per share for total proceeds of $412,500.
•	November 14, 2001, 64,100 common shares at $3.90 per share for total proceeds of $250,000.
•	January 24, 2002, 74,074 common shares at $4.05 per share for total proceeds of $300,000.
•	March 18, 2002, 195,000 common shares at $4.20 per share for total proceeds of $819,000.
•	June 18, 2002, 90,000 common shares at $4.00 per share for total proceeds of $360,000.
•	July 17, 2002, 86,000 common shares at $4.68 per share for total proceeds of $403,000.
•	September 9, 2002, 91,000 common shares at $4.40 per share for total proceeds of $400,400.
•	November 27, 2002, 53,500 common shares at $3.75 per share for total proceeds of $200,625.
•	December 17, 2002, 125,000 common shares at $4.10 per share for total proceeds of $512,500.
•	February 17, 2003, 100,000 warrants were exercised at a price of $2.06 per share for total proceeds of $206,000.

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

This common stock purchase agreement expired in January 2003. As part of the agreement we issued to the investment company a stock purchase warrant, which expired November 30, 2004, permitting it to purchase up to 200,000 shares of our common stock at an exercise price of $4.53 per share.

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

On August 25, 2003, we signed a new Common Stock Private Purchase Agreement, whereby the same investor was committed to purchase up to $12 million of Nymox’s common shares over the twenty-four month period beginning in August 2003, subject to the same terms and conditions as before.

Under this agreement dated August 25, 2003, we received a total of $4,350,000 for the following shares under this common stock private purchase agreement:

•	September 30, 2003, 204,918 common shares at a price of $2.44 per share.
•	October 21, 2003, 182,203 common shares at a price of $2.36 per share.
•	December 8, 2003, 106,383 common shares at a price of $2.82 per share.
•	December 22, 2003, 109,091 common shares at a price of $2.75 per share.
•	January 14, 2004, 102,041 common shares at a price of $3.92 per share.
•	February 27, 2004, 69,284 common shares at a price of $4.33 per share.
•	March 10, 2004, 100,402 common shares at a price of $4.98 per share.
•	April 30, 2004, 92,807 common shares at a price of $4.31 per share.
•	June 22, 2004, 69,444 common shares at a price of $2.88 per share.
•	July 7, 2004, 140,056 common shares at a price of $3.57 per share.

•	August 3, 2004, 130,990 common shares at a price of $3.13 per share.
•	September 27, 2004, 52,885 common shares at a price of $2.08 per share.

On October 6, 2004, we signed a new Common Stock Private Purchase Agreement, whereby the same investor is committed to purchase up to $13 million of Nymox’s common shares over the twenty-four month period beginning in October 2004, subject to the same terms and conditions as before.

Under this agreement dated October 6, 2004, we have received to date a total of $2,340,000 for the following shares under this common stock private purchase agreement:

•	October 25, 2004, 95,238 common shares at a price of $2.10 per share.
•	December 14, 2004, 148,699 common shares at a price of $2.69 per share.
•	December 22, 2004, 78,616 common shares at a price of $3.18 per share.
•	February 7, 2005, 82,474 common shares at a price of $2.91 per share.
•	February 22, 2005, 50,676 common shares at a price of $2.96 per share.
•	March 17, 2005, 51,136 common shares at a price of $2.64 per share.
•	April 25, 2005, 127,119 common shares at a price of $2.36 per share.
•	May 24, 2005, 109,489 common shares at a price of $2.74 per share.
•	June 9, 2005, 95,339 common shares at a price of $2.36 per share.
•	June 17, 2005, 58,333 common shares at a price of $2.40 per share.

On June 20, 2005, Nymox had $10.7 million of financing available under the facility. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Company has received total proceeds of $669,144 from the exercise of 256,900 options since 1995 as follows:

•	$355,536 for 158,900 shares at a per share price of $2.25.
•	$258,858 for 83,000 shares at a per share price of $3.12.
•	$16,000 for 5,000 shares at a per share price of $3.20.
•	$38,750 for 10,000 shares at a per share price of $3.875.

Pursuant to the share purchase agreement entered into to acquire a controlling interest of Serex, Inc., a total of 257,607 additional shares and 158,526 warrants were issued in exchange for the shares of Serex. Since January 2004, 131,940 of these warrants have been exercised under a “cashless exercise”, whereby the warrant holder receives a number of shares equivalent in value to the net difference between the strike price on the warrant and the average market price on the day before the date of the “cashless exercise”, according to a formula contained in the warrant agreement. The net effect of these “cashless exercises” has been the issuance of 22,061 shares of Nymox. Another 1,090 of these warrants were exercised resulting in the issuance of 1,090 shares of Nymox, for proceeds of $4,033.

In total, Nymox has raised over $37.6 million, since its incorporation in May 1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $18,585 per month in 2005. Total commitments in 2005 and beyond are summarized in note 8 to the consolidated financial statements.

A demand note payable by the Company to a third party of $500,000, bearing interest at the prime rate plus 2% is due on or before December 31, 2005. In addition, the Company issued a note payable in the amount of $100,000, which was repaid on January 14, 2005.

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

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

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

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $11.1 million as of December 31, 2004, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations 2004

Selected Annual Information	2004	2003	2002
Total Revenues	$321,948	$200,132	$361,748
Net Loss	$(3,745,625)	$(4,354,288)	$(3,412,609)
Loss per share (basic & diluted)	$(0.15)	$(0.18)	$(0.15)
Total Assets	$4,066,021	$4,002,862	$4,358,657

Quarterly Results 2004	Q1	Q2	Q3	Q4
Total Revenues	$58,255	$82,999	$102,325	$78,369
Net Loss	$(963,782)	$(1,142,540)	$(695,031)	$(944,272)
Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.03)	$(0.04)

Quarterly Results 2003	Q1	Q2	Q3	Q4
Total Revenues	$34,027	$75,698	$58,416	$31,991
Net Loss	$(928,490)	$(1,122,889)	$(847,163)	$(1,455,746)
Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.06)

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Results of Operations

Net losses were $944,272, or $0.04 per share, for the quarter and $3,745,625, or $0.15 per share, for the year ended December 31, 2004, compared to $1,455,746, or $0.06 per share, and $4,354,288, or $0.18 per share, respectively, for the corresponding periods in 2003. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2004 were 25,103,252 compared to 23,771,858 for the same period in 2003.

Revenues

Revenues from sales amounted to $78,369 for the quarter and $321,895 for the year ended December 31, 2004, compared with $31,991 for the quarter and $199,217 for the year ended December 31, 2003. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product account for the increase in sales. The Company anticipates that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures were $1,861,239 for the year ended December 31, 2004, compared with $2,510,051 for the year ended December 31, 2003. In 2004, research tax credits amounted to $9,358 compared to $33,019 in 2003. Corporate activities in 2004 were more focused on clinical trials and submissions to regulatory agencies, which explain the decrease in R&D expenditures and tax credits. The Company anticipates that research and development expenditures will not increase significantly as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $307,649 for the year ended December 31, 2004, in comparison to expenditures of $197,435 for the year ended December 31, 2003. Increased marketing of our products accounts for the rise in expenditures. The Company anticipates that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses were $1,158,750 for the year ended December 31, 2004, compared with $1,311,311 in the year ended December 31, 2003 due to a decrease in professional fees. The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2004 expenses (70% in 2003) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2004 or 2003.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $18,672 per month.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$97,091	$97,091	$0	$0
Operating Leases	$32,479	$11,481	$19,432	$1,566
Other Long Term Obligations	$0	$0	$0	$0
Total Contractual Obligations	$129,570	$108,572	$19,432	$1,566

Financial Position

Liquidity and Capital Resources

As of December 31, 2004, cash totaled $529,642 and receivables including tax credits totaled $93,794. In August 2003, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $12 million of the Corporation’s common shares over a twenty-four month period commencing August 25, 2003. As at September 30, 2004, twelve drawings were made under this purchase agreement, for total proceeds of $4,350,000. Specifically, on September 30, 2003, 204,918 common shares were issued at a price of $2.44 per share. On October 21, 2003, 182,203 common shares were issued at a price of $2.36 per share. On December 8, 2003, 106,383 common shares were issued at a price of $2.82 per share. On December 22, 2003, 109,091 common shares were issued at a price of $2.75 per share. On January 14, 2004, 102,041 common shares were issued at a price of $3.92 per share. On February 27, 2004, 69,284 common shares were issued at a price of $4.33 per share. On March 10, 2004, 100,402 common shares were issued at a price of $4.98 per share. On April 30, 2004, 92,807 common shares were issued at a price of $4.31 per share. On June 22, 2004, 69,444 common shares were issued at a price of $2.88 per share On July 7, 2004, 140,056 common shares were issued at a price of $3.57 per share. On August 3, 2004, 130,990 common shares were issued at a price of $3.13 per share. On September 27, 2004, 52,885 common shares were issued at a price of $2.08 per share.

The Company negotiated a new agreement with the same investor on October 6, 2004, under the same terms and conditions of the previous agreement. The Company can draw down $13,000,000 over 24 months under the new agreement. As at December 31, 2004, three drawings were made under this purchase agreement, for total proceeds of $850,000. On October 25, 2004, 95,238 common shares were issued at a price of $2.10 per share. On December 14, 2004, 148,699 common shares were issued at a price of $2.69 per share. On December 22, 2004, 78,616 common shares were issued at a price of $3.18 per share. The Company can still draw down a further $12,150,000 over the remaining 21 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The Company used cash of $3,233,008 in operations in 2004 compared to $3,590,418 in 2003. The Company invested $406,047 in additional capital assets in the year ended December 31, 2004, consisting mostly of patent costs, compared to $294,917 in the same period in 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Results of Operations

Net losses were $4,354,288, or $0.18 per share, for the year ended December 31, 2003, compared to $3,422,019, or $0.15 per share for the corresponding period in 2002. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2003 were 23,771,858 compared to 22,965,668 for the same period in 2002.

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

General and Administrative Expenses

General and administrative expenses were $1,311,311 for the year ended December 31, 2003, compared with $1,230,439 in the year ended December 31, 2002 due to increased professional fees. The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Research and Development, Patents and Licensees

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the company or licensed to the company through exclusive licensing agreements of patent rights. Over the last three financial years, the company’s research and development activities have included the development and validation of a kit version of its AlzheimAlert™ product intended for sale to laboratories and hospitals in the U.S. and in the E.U., the development and clinical testing of NX-1207, its therapeutic product for benign prostatic hyperplasia, the development of its anti-bacterial agents, such as NXC-4720, targeted at reducing the risk of E. coli O157:H7 contamination of food and drink products and infection of livestock, and the development and validation of its NicAlert™ and TobacAlert™ products. Other research and development work included preclinical development of novel drug candidates, research into the role spherons play in the Alzheimer’s disease process and development of new diagnostic tests using its subsidiary’s patented diagnostic technologies. The amount spent during each of the last three financial years on company-sponsored research and development activities is as follows:

	2004	2003	2002
Research & Development Expenditures	$1,851,881	$2,477,032	$1,689,430

Trend Information

The Company does not currently know of any material trends that would be material to our operations.

Off-Balance Sheet Arrangements

The Company has no existing off-balance sheet arrangements as defined under SEC regulations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Dr. Paul Averback, M.D., D.A.B.P., 54, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous Canadian institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Dr. Hans Black, MD, 51, Director since May 13, 1999, has a doctorate in medicine from McGill University, and has been Chairman and Chief Investment Officer of Interinvest Consulting Corporation, a Montreal-based global money management firm with offices in Toronto and Boston and affiliates in Bermuda and Zurich, for over twenty five years. Dr. Black appears regularly on the PBS network show, Nightly Business Report, and has been a guest lecturer at Harvard, Temple and McGill Universities. Dr. Black is a member of the boards of Fonds de Recherche de l’Institut de Cardiologie de Montréal and L’Opéra de Montréal, a member of the Advisory Council of The Paul H. Nitze School of Advanced International Studies of Johns Hopkins University, and is a member of the board of Abitibi Consolidated Inc. In addition, Dr. Black serves as chairman of the board of the Quebec-based food company, Les Aliments SoYummi Inc.

Jack Gemmell, 53, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Michael R. Sonnenreich, 67, Director since April 18, 2000, is a graduate of Harvard University Law School, and has been Senior Partner of Michael Sonnenreich P.C., since 1973, Chairman and CEO of Kikaku America International for the past fifteen years, and President and CEO of Glocal Communications Corp. Ltd. of London for the past five years. He is also Vice Chairman of PharMa International Corporation of Tokyo, Director of Asset Advisory Services of Zurich, Member of the Board of Advisors of John Hopkins University School of Advanced International Studies and Member of the Board of Overseers of Tufts University Medical School. Mr. Sonnenreich has in the past been a Board Member or a Trustee of numerous important companies and universities, and has long-term involvements with many non-profit institutions, and served as President of the National Coordinating Council on Drug Education.

Professor Walter P. von Wartburg, 66, Director since April 18, 2000, is a partner in the private law practice of Law & Life Sciences in Basel, Switzerland, specializing in biotech and drug regulatory affairs. Prior to joining Law & Life Sciences, Professor von Wartburg spent 32 years in the pharmaceutical industry. Most recently, from 1996 to 1999, he was Chief Information Officer of Novartis and from 1990-1996, he was Chief of Staff of Ciba-Geigy (which merged with Sandoz in 1996 to form Novartis). From 1980 to 1990, he was a member of the Executive Committee of Ciba-Geigy. He is a law graduate of the Universities of Basel, Paris, Princeton, Stanford and Harvard Law School; Member of the Basel Bar Association and Professor on public health policy at the Saint Gall Graduate School of Economics, Business and Public Administration. He is author of various books and articles on drug abuse, pharmaceutical legislation, biotechnology, issues management, communications and business administration. He is also the Founder-President of the Swiss Foundation for the Mentally Handicapped “PRO MENTE SANA;” Member of the National Advisory Board of the Bioethics Institute of the Johns Hopkins University and past Chairman of the Board of the University Hospital of Basel.

Mr. Roy M. Wolvin, 50, Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Mr. Brian Doyle, B.Sc., M.B.A., 50, Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent the last 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Dr. Celine Dupuis, MD, CMSQ, DABP, 46, Chief Clinical Officer since January 1, 2005, received her MD from Laval University in 1982, and completed her residency in Anatomical Pathology at McGill University and the University of Montreal in 1987. Dr Dupuis has practiced family medicine, as well as pathology, managed medical and laboratory facilities, and has publications in the scientific and patent literature.

Compensation

The table below provides compensation information for the fiscal year ended December 31, 2004 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table

Fiscal Year ending Dec. 31, 2004
NAME AND PRINCIPAL POSITION	SALARY	OTHER CASH COMPENSATION
Dr. Paul Averback	CAN$50,000	--
President and C.E.O.	(US$38,432)
Mr. Roy Wolvin	CAN$95,140	--
Secretary-Treasurer	(US$73,128)
Mr. Jack Gemmell	CAN$110,658	--
General Counsel	(US$85,056)
Mr. Brian Doyle	CAN$169,354	--
Global Sales Manager	(US$130,172)
All directors and senior	CAN$425,152	--
management as a group	(US$326,788)

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

Employees

In addition to the employees in its Hasbrouck Heights and St.-Laurent laboratories and offices, Nymox carries out its work with the assistance of an extensive group of research collaborators, out-sourced manufacturing teams, research suppliers, research institutions, service providers and research consultants. To help carrying out its marketing, Nymox has independent medical representatives detailing its products.

In its Hasbrouck Heights and St.-Laurent laboratories and offices, for the year 2004, the Company employed on the average sixteen persons with twelve in research and development and four in administration and marketing; for the year 2003, eighteen persons (fourteen in research and development and four in administration and marketing); and for the year 2002, nineteen persons (fourteen in research and development and five in administration and marketing).

Share Ownership

As of June 22, 2005, the number of common shares owned or controlled by, and options granted to directors and senior officers of the Corporation were as follows:

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned	Options Vested	Options Not Vested	Exercise Price		Expiry Date M/D/Y
Paul Averback, M.D	13,115,395	50.1	500,000		$3.00		10/24/13
Hans Black, M.D	54,100	*	25,000		$3.12	(C$4.50)	05/13/09
			25,000		$3.875		05/01/10
			50,000		$6.93	(C$10.00)	05/01/10
			10,000		$4.70		06/15/10
			75,000		$4.33		11/13/11
Michael Sonnenreich	105,370	*	100,000		$3.875		05/01/10
			75,000		$4.33		11/13/11
Walter von Wartburg	82,000	*	100,000		$3.875		05/01/10
			75,000		$4.33		11/13/11
Jack Gemmell	12,725	*	50,000		$6.93	(C$10.00)	01/22/09
			25,000		$3.875		05/01/10
			25,000		$1.93		04/22/11
			20,000		$2.62		09/09/13
Roy Wolvin	5,000	*	10,000		$2.25	(C$3.25)	01/17/06
			10,000		$9.53	(C$13.75)	01/17/06
			10,000		$6.79	(C$9.80)	01/17/06
			20,000		$6.93	(C$10.00)	01/17/06
			20,000		$3.12	(C$4.50)	05/13/09
			5,000		$1.93		04/22/11
			5,000		$2.62		09/09/13
Brian Doyle	10,000	*	30,000	20,000	$3.75		04/28/13
Celine Dupuis	848,172	*

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of June 22, 2005, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	13,115,395	50.3%
All directors and officers as a group	14,232,762	54.6%

As of June 22, 2005, Dr. Celine Dupuis, Dr. Averback’s wife, owned 848,172 common shares (3.3%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of June 22, 2005, total shares outstanding were 26,078,628. There were 224 holders of record of the common shares and 4,189 beneficial shareholders in total. Of these, 83 were holders of record of the common shares and 3,302 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 9,198,450 shares, representing 35.6 % of the outstanding shares of common stock.

Related Party Transactions

The Company did not have any related party transactions for the year ended December 31, 2004.

ITEM 8. FINANCIAL INFORMATION

In 2004, sales by Nymox Corporation were $319,093, of which $297,599 (92.5%) were in the United States and $21,495 (6.7%) were export sales. Sales in Canada were $2,801 (0.8%).

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2004, 2003 and 2002

KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montreal (Quebec) H3A 3H8	www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation and its subsidiaries as of December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Nymox Pharmaceutical Corporation and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

(signed) KPMG LLP

Chartered Accountants

Montréal, Canada

February 18, 2005 (except as to note 15 (b),
   which is as of February 22, 2005)

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2004 and 2003
(in US dollars)

	2004	2003
Assets
Current assets:
Cash	$529,642	$605,603
Accounts receivable	51,417	27,503
Research tax credits receivable	42,377	33,019
Inventories	31,499	66,547
Prepaid expenses and deposit	44,139	15,000

	699,074	747,672
Long-term security deposit	--	17,500
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	25,348	133,161
Patents and intellectual property (note 4)	3,271,599	3,034,529

	$4,066,021	$4,002,862

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,274,447	$1,119,675
Accrued liabilities	150,652	98,559
Notes payable (note 5)	600,000	500,000
Deferred revenue	28,535	5,930

	2,053,634	1,724,164
Non-controlling interest (note 6)	800,000	800,000
Shareholders' equity:
Share capital (note 7)	36,553,350	32,503,600
Warrants and options (note 7 (f))	55,384	336,438
Additional paid-in capital (note 7 (f))	554,921	85,200
Deficit	(35,951,268)	(31,446,540)

	1,212,387	1,478,698
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$4,066,021	$4,002,862

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD Director

/s/ Hans Black, MD Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

	2004	2003	2002
Revenues:
Sales	$321,895	$199,217	$356,162
Interest	53	915	5,586

	321,948	200,132	361,748
Expenses:
Research and development	1,861,239	2,510,051	1,706,086
Less research tax credits	(9,358)	(33,019)	(16,656)

	1,851,881	2,477,032	1,689,430
General and administrative	1,158,750	1,311,311	1,230,439
Marketing	307,649	197,435	235,925
Cost of sales	185,567	123,463	216,637
Depreciation of property and equipment	33,708	38,774	44,710
Amortization of patents and intellectual
property	398,853	360,857	343,149
Write-down of equipment	89,254	15,307	--
Interest and bank charges	41,911	30,241	46,967

	4,067,573	4,554,420	3,807,257
Gain on disposal of property and equipment	--	--	(32,900)

	4,067,573	4,554,420	3,774,357

Net loss	$(3,745,625)	$(4,354,288)	$(3,412,609)

Basic and diluted loss per share (note 10)	$(0.15)	$(0.18)	$(0.15)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

	2004	2003	2002
Deficit, beginning of year	$(31,326,826)	$(26,742,308)	$(23,153,447)
Adjustment to reflect change in accounting
for amortization of patents (note 2 (c))	(119,714)	(129,125)	(138,535)

	(31,446,540)	(26,871,433)	(23,291,982)
Adjustment to reflect adoption of fair value
for employee stock options (note 2 (h))	(548,164)	--	--

Deficit, beginning of year, restated	(31,994,704)	(26,871,433)	(23,291,982)
Net loss	(3,745,625)	(4,354,288)	(3,412,609)
Share issue costs	(210,939)	(220,819)	(166,842)

Deficit, end of year	$(35,951,268)	$(31,446,540)	$(26,871,433)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

	2004	2003	2002
Cash flows from operating activities:
Net loss	$(3,745,625)	$(4,354,288)	$(3,412,609)
Adjustments for:
Depreciation of property and equipment	33,708	38,774	44,710
Amortization of patents and intellectual
property	398,853	360,857	343,149
Stock-based compensation	16,220	--	--
Write-down of equipment	89,254	15,307	--
Gain on disposal of property
and equipment	--	--	(32,900)
Services paid with common shares	--	--	32,420
Write-down of deferred share issuance costs	--	--	106,195
Changes in operating assets and liabilities:
Accounts receivable	(23,914)	73,861	(48,905)
Research tax credits receivable	(9,358)	14,146	(16,656)
Inventories	35,048	(13,339)	(35,641)
Prepaid expenses	(11,639)	(15,000)	37,500
Accounts payable and accrued liabilities	(38,160)	339,264	575,532
Deferred revenue	22,605	(50,000)	605

	(3,233,008)	(3,590,418)	(2,406,600)
Cash flows from financing activities:
Proceeds from issuance of share capital	3,674,033	4,096,000	2,995,525
Share issue costs	(210,939)	(220,819)	(166,842)
Proceeds from notes payable	100,000	300,000	200,000
Repayment of notes payable	--	(344,872)	(51,903)

	3,563,094	3,830,309	2,976,780
Cash flows from investing activities:
Additions to property and equipment	(15,149)	(1,949)	(12,919)
Additions to patent costs	(390,898)	(292,968)	(418,519)
Proceeds from disposal of property and equipment	--	--	32,900

	(406,047)	(294,917)	(398,538)

Net (decrease) increase in cash	(75,961)	(55,026)	171,642
Cash, beginning of year	605,603	660,629	488,987

Cash, end of year	$529,642	$605,603	$660,629

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$30,101	$30,241	$46,967
(b) Non-cash transactions:
Shares issued for services	--	--	32,420
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	427,170	182,145	174,100

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E. coli O157:H7 bacterial contamination in meat and other food and drink products.

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

Years ended December 31, 2004, 2003 and 2002
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

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

(d)	Impairment and disposal of long-lived assets:

On January 1, 2004, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to the impairment of long-lived assets. A long-lived asset, consisting of property and equipment and intangible assets with definite useful lives, is tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for long-lived assets, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

2.	Significant accounting policies (continued):

(d)	Impairment and disposal of long-lived assets (continued):

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell, and would no longer be depreciated.

There was no impact on the Corporation’s financial statements as a result of adopting these recommendations.

(e)	Revenue recognition:

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

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

(f)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

(g)	Foreign currency translation:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

2.	Significant accounting policies (continued):

(g)	Foreign currency translation (continued):

Foreign exchange gains included in the consolidated statements of operations for fiscal 2004 amounted to $10,279 (2003 — $16,615; 2002 — $3,315).

(h)	Stock-based compensation plan:

Effective January 1, 2004, the Company adopted the recommendations of the CICA which require entities to account for employee stock options using the fair value based method beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under the standard, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the CICA only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

(i)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

2.	Significant accounting policies (continued):

(j)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(k)	Guarantees:

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreements.

(l)	Use of estimates:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

3.	Property and equipment:

			2004
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$431,037	$416,362	$14,675
Computer equipment	29,344	18,807	10,537
Office equipment and fixtures	88,950	88,814	136

	$549,331	$523,983	$25,348

			2003
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$622,525	$501,640	$120,885
Computer equipment	18,445	15,093	3,352
Office equipment and fixtures	88,949	80,025	8,924

	$729,919	$596,758	$133,161

During 2004, the Corporation wrote down equipment of $89,254 that was no longer being used (2003 — $15,307; 2002 — nil).

4.	Patents and intellectual property:

			2004
	Cost	Accumulated amortization	Net book value
Patent costs	$3,015,932	$848,609	$2,167,323
Intellectual property rights acquired	2,222,661	1,118,385	1,104,276

	$5,238,593	$1,966,994	$3,271,599

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

4.	Patents and intellectual property (continued):

			2003
	Cost	Accumulated amortization	Net book value
Patent costs	$2,380,009	$670,612	$1,709,397
Intellectual property rights acquired	2,222,661	897,529	1,325,132

	$4,602,670	$1,568,141	$3,034,529

The estimated aggregate amortization expense for each of the next five years is approximately $400,000 per year.

5.	Notes payable:

	2004	2003
Note payable from a shareholder-related company, non-interest
bearing, due on or before January 14, 2005	$100,000	$--
Notes payable, bearing interest at the prime rate plus 2%, due
on or before July 31, 2005	500,000	500,000

	$600,000	$500,000

During the year, the maturity dates of notes payable in the amount of $500,000 outstanding at December 31, 2003 were extended from July 31, 2004 to June 30, 2005. In addition, the Corporation issued a note payable in the amount of $100,000, which was repaid on January 14, 2005.

6.	Non-controlling interest:

Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

6.	Non-controlling interest (continued):

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2004	2003
Authorized:
An unlimited number of common shares
Issued and outstanding:
25,504,062 common shares (2003 - 24,401,159 shares)	$36,553,350	$32,503,600

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars
Issued and outstanding, December 31, 2002	23,020,954	$28,407,600
Issue of common shares under common stock private
purchase agreements (b) (c)	1,280,205	3,890,000
Issue of common shares pursuant to exercise of warrants (d)	100,000	206,000

Balance, December 31, 2003	24,401,159	32,503,600
Issue of common shares for cash under
common stock private purchase agreements (b) (c)	1,080,462	3,670,000
Issued pursuant to the exercise of warrants (b):
For cash	1,090	4,033
Ascribed value from other capital and
cashless exercise	21,351	375,717

Balance, December 31, 2004	25,504,062	$36,553,350

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(b)	Private placements and other:

In 2004, the Corporation completed private placements for 1,080,462 common shares and received aggregate proceeds of $3,670,000. In 2003, the Corporation completed private placements for 1,280,205 common shares and received aggregate proceeds of $3,890,000. The share issue costs related to these private placements have been charged against the deficit.

In 2004, the Corporation issued 1,090 common shares upon the exercise of 1,090 Series J warrants. In addition, the Corporation issued 16,953 common shares pursuant to a cashless exercise of 109,879 Series G warrants and 4,398 common shares pursuant to a cashless exercise of 22,061 Series J warrants. The value credited to share capital of $375,717 represents the ascribed value of $281,054 of the warrants exercised previously recorded by the Corporation on the consolidated balance sheet, as well as the fair value of $94,663 of the 21,351 common shares issued to the warrant holders upon exercise.

The fair value of the common shares issued to settle the exercise of the warrants was recorded as a decrease to additional paid-in capital.

(c)	Common Stock Private Purchase Agreement:

In August 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In October 2004, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million (previously $12 million) of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2004, the Corporation issued 1,080,462 common shares to the Purchaser for aggregate proceeds of $3,670,000 under the agreements. At December 31, 2004, the Corporation can require the Purchaser to purchase up to $12,150,000 of common shares over the remaining 21 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(d)	Warrants:

The Corporation has issued the following warrants to purchase common shares:

Warrants	Exercise price per share	Issued	Exercised to date	Expired	Outstanding at December 31, 2004	Expiry
Series E	$4.53	200,000	--	200,000	--	November 30, 2004
Series F	$4.06	160,000	--	160,000	--	November 30, 2004
Series G	$3.70	115,662	109,879	--	5,783	January 8, 2005
Series H	$9.38	66,667	--	66,667	--	March 6, 2004
Series I	$7.81	26,667	--	26,667	--	March 6, 2004
Series J	$3.70	42,864	23,151	--	19,713	July 31, 2005

		611,860	133,030	453,334	25,496

(e)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price
Balance, December 31, 2002	1,654,000	$4.51
Granted	610,000	3.02
Expired	(133,500)	5.06

Balance, December 31, 2003	2,130,500	4.05

Expired	(319,000)	5.15

Balance, December 31, 2004	1,811,500	$3.86

At December 31, 2004, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
210,000	210,000	$ 2.25	January 17, 2006
10,000	10,000	9.53	January 17, 2006
10,000	10,000	6.79	January 17, 2006
20,000	20,000	6.93	January 17, 2006
50,000	50,000	7.97	April 30, 2006
10,000	10,000	11.60	August 13, 2006
10,000	10,000	6.24	August 13, 2006
30,000	30,000	6.93	August 13, 2006
4,500	4,500	6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
45,000	45,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
250,000	250,000	3.88	May 1, 2010
50,000	40,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
10,000	10,000	2.21	January 16, 2011
35,500	35,500	1.93	April 23, 2011
100,000	80,000	4.00	November 1, 2011
1,500	1,500	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
50,000	20,000	3.75	April 28, 2013
38,000	38,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013

1,811,500	1,751,500	$ 3.86

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(f)	Changes in “warrants and options” and “additional paid-in capital” were as follows:

	Warrants and options	Additional paid-in capital
Balance, December 31, 2003 and 2002	$336,438	$85,200
Stock-based compensation:
Initial adoption of fair value method (note 2 (h))	--	548,164
Current year's expense	--	16,220
Ascribed value to share capital	(281,054)	(94,663)

Balance, December 31, 2004	$55,384	$554,921

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years are as follows:

2005	$108,572
2006	11,481
2007	5,863
2008	2,088
2009	1,566

$129,570

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

8.	Commitments and contingencies (continued):

(b)	Contingencies:

Litigation:

A shareholder served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. In October 2003, the Corporation filed an action against the shareholder, certain private investors, their agents and others in the United States District Court of the Southern District of New York. The complaint alleged that the defendants, inter alia, violated federal securities laws, breached their contractual commitments and/or breached their fiduciary duties toward the Corporation.

During 2004, the Corporation reached an agreement to settle this litigation in Ontario and in the United States District Court of the Southern District of New York with a shareholder and certain private investors, their agents and others. The agreement resulted in the dismissal of all outstanding actions between the parties. The terms of the settlement are confidential, but do not require the Corporation to issue further shares or pay any damages or significant legal fees.

Demand for arbitration:

In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee was claiming damages of up to $498,000 plus attorney’s fees and costs, based upon alleged violations of the New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claimed unspecified damages.

The Corporation reached a confidential settlement agreement in this litigation in New Jersey with the former employee. The settlement of this claim was recorded in the accounts in the second quarter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes:

Details of the components of income taxes are as follows:

	2004	2003	2002
Loss before income taxes:
Canadian operations	$(3,121,170)	$(3,569,924)	$(2,650,750)
U.S. operations	(624,455)	(784,364)	(761,859)

	(3,745,625)	(4,354,288)	(3,412,609)
Basic income tax rate	31%	33%	35%

Income tax recovery at statutory rates	(1,162,000)	(1,437,000)	(1,194,000)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,162,000	1,437,000	1,194,000

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2004	2003
Future tax assets:
Non-capital losses	$9,695,000	$8,568,000
Scientific research and experimental development
expenditures	948,000	878,000
Foreign exchange	466,000	351,000
Property and equipment and patents	371,000	196,000
Share issue costs	139,000	138,000

	11,619,000	10,131,000
Less valuation allowance	(11,082,000)	(9,508,000)

	537,000	623,000
Future tax liabilities:
Intellectual property rights	(343,000)	(413,000)
Investment tax credits	(194,000)	(176,000)
Other	--	(34,000)

	(537,000)	(623,000)

Net future tax asset	$--	$--

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

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes (continued):

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2005	$2,580,000	$2,580,000
2006	2,940,000	2,930,000
2007	3,542,000	3,476,000
2008	2,528,000	2,528,000
2009	3,115,000	3,080,000
2010	3,395,000	3,347,000
2011	3,293,000	3,282,000
Scientific research and development expenditures:
(Indefinitely)	2,375,000	4,749,000

The Corporation also has investment tax credits available in the amount of approximately $637,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2005	$31,000
2006	231,000
2007	124,000
2008	4,000
2009	9,000
2010	19,000
2011	72,000
2012	62,000
2013	57,000
2014	17,000

$626,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes (continued):

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $9,723,000 which expire as follows:

2010	$51,000
2011	1,029,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	288,000

$9,723,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

The reconciliation between basic and diluted earnings per share is as follows:

	2004	2003	2002
Basic:
Basic weighted average number of
common shares outstanding	24,924,674	23,669,852	22,651,639

Basic loss per share	$(0.15)	$(0.18)	$(0.15)

Diluted:
Basic weighted average number
of common shares outstanding	24,924,674	23,669,852	22,651,639
Plus impact of stock options and
warrants (1)	178,578	102,006	314,029

Diluted common shares	25,103,252	23,771,858	22,965,668

Diluted loss per share	$(0.15)	$(0.18)	$(0.15)

(1)	The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2004, 2003 and 2002.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 409,500 stock options and 293,334 warrants which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2003 — 1,623,000 options and 453,334 warrants; 2002 — 1,186,500 options and 453,334 warrants).

(b)	Stock-based compensation:

No options were granted by the Corporation in 2004. The Corporation recorded total stock-based compensation of $16,220 in 2004, which is included in marketing expenses on the consolidated statement of operations. Stock-based compensation in fiscal 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options and warrants issued to employees after January 1, 2002, the net loss and related loss per share figures would be as follows:

	2003	2002
Reported net loss	$(4,354,288)	$(3,412,609)
Pro forma adjustments to compensation expense	(494,964)	(53,200)

Pro forma net loss	$(4,849,252)	$(3,465,809)

Pro forma loss per share:
Basic	$(0.20)	$(0.15)
Diluted	(0.20)	(0.15)

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	--	4.27%
Expected volatility	--	40%
Expected life in years	--	5
Dividend yield	--	0%

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

10.	Earnings per share (continued):

(b)	Stock-based compensation (continued):

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2003:

	Year	Number of options	Weighted average grant-date fair value per share
Exercise price per share equal to
market price per share at date of grant	2003	60,000	$1.11
Exercise price per share greater than
market price per share at date of grant	2003	550,000	0.89

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

11.	Financial instruments:

(a)	Foreign currency risk management:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies, other than the US dollar, could cause unanticipated fluctuations in the Corporation’s operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

(b)	Fair value disclosure:

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2004	2003	2002
Net loss, Canadian GAAP	$(3,745,625)	$(4,354,288)	$(3,412,609)
Adjustments:
Stock-based compensation - options
granted to employees (b) (i)	16,220	--	--
Stock-based compensation - options
granted to non-employees (b) (ii)	(41,140)	(41,140)	(41,140)

Net loss, U.S. GAAP	$(3,770,545)	$(4,395,428)	$(3,453,749)

Loss per share, U.S. GAAP	$(0.15)	$(0.19)	$(0.15)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2004	2003	2002
Shareholders' equity, Canadian GAAP	$1,212,387	$1,478,698	$1,957,805
Adjustments:
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,384,003)	(1,342,863)	(1,301,723)
Additional paid-in capital	1,436,566	1,395,426	1,354,286
Change in reporting currency (iii)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders' equity, U.S. GAAP	$1,202,278	$1,468,589	$1,947,696

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	For US GAAP purposes, the Corporation has elected to follow the intrinsic value method of accounting under APB 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. For Canadian purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(ii)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 12 (d) (2).

(iii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings at the average exchange rate for the respective year.

(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss under US GAAP required to reconcile to the comprehensive loss.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company:

The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2004	Cumulative since the date of inception of the Corporation to December 31, 2003
Revenues:
Sales	$1,545,338	$1,223,443
Interest revenue	508,622	508,569
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	17,122,080	15,260,841
Other expenses	19,792,307	17,577,099
Cash inflows (outflows):
Operating activities	(31,753,638)	(28,520,630)
Investing activities	(2,418,863)	(2,012,816)
Financing activities	34,702,143	31,139,049

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991:
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992:
Common shares issued	9,375	31,468	_	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993:
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment	--	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994:
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995:
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995
carried forward	2,291,203	635,881	--	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, July 31, 1995
brought forward	2,291,203	$635,881	$--	$(528,348)	$107,533
Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	--	(1,728,902)	1,753,311
Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092
Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998
carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1998
brought forward	19,227,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	--	3,674,033
Net loss	--	--	--	(3,770,545)	(3,770,545)
Share issue costs	--	(210,939)	--	--	(210,939)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2004	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(2)	Stock-based compensation:

For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost is recognized for stock options granted to employees for US GAAP purposes. As explained in note 12 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation’s net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

		2004	2003	2002
Net loss	As reported (US GAAP)	$(3,770,545)	$(4,395,428)	$(3,453,749)
	Deduct: stock-based
	employee
	compensation cost,
	net of taxes of nil,
	under SFAS 123	(16,220)	(662,994)	(221,500)

	Pro-forma	$(3,786,765)	$(5,058,422)	$3,675,249)

Loss per share	As reported (US GAAP)	$(0.15)	$(0.19)	$(0.15)
	Pro-forma	(0.15)	(0.21)	(0.16)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of: 2003 — 4.27%; 2002 — 4.49%, dividend yield of 0%, expected volatility of: 2003 — 40%; 2002 — 54%, and expected life of 5 years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements:

The Financial Accounting Standards Board (FASB) recently issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, FAS 151, Inventory Costs and FAS 153, Exchanges of Non-Monetary Assets. The Company does not expect the adoption of these standards to have a material effect on its financial statements.

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States
Revenues:
2004	$2,855	$319,093
2003	3,231	196,901
2002	6,327	355,421
Net loss:
2004	(3,121,170)	(624,455)
2003	(3,569,924)	(784,364)
2002	(2,650,750)	(761,859)
Property and equipment, patents and intellectual property:
2004	3,066,234	230,713
2003	2,875,205	292,485
Total assets:
2004	3,402,735	663,286
2003	3,295,048	707,814

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

13.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2004	2003	2002
Customer A	N/A	N/A	33%
Customer B	33%	15%	21%
Customer C	N/A	N/A	11%
Customer D	N/A	25%	N/A

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

15.	Subsequent events:

Common Stock Private Purchase Agreement:

(a)	On February 7, 2005, the Corporation issued 82,474 common shares for aggregate proceeds of $240,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).

(b)	On February 22, 2005, the Corporation issued 50,676 common shares for aggregate proceeds of $150,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2000	$10.563	$1.063
2001	$4.910	$1.750
2002	$5.750	$2.800
2003	$4.400	$2.360
2004	$5.250	$1.890

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2003	1st Quarter	$4.400	$3.310
	2nd Quarter	$3.990	$2.620
	3rd Quarter	$3.450	$2.390
	4th Quarter	$3.490	$2.360
2004	1st Quarter	$5.250	$3.460
	2nd Quarter	$4.680	$2.540
	3rd Quarter	$3.670	$1.890
	4th Quarter	$3.430	$1.970

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
January, 2005	$3.160	$2.500
February, 2005	$3.250	$2.750
March, 2005	$2.990	$1.960
April, 2005	$2.640	$2.000
May, 2005	$2.990	$2.430
June, 2005 (through June 23, 2005)	$2.650	$2.330

ITEM 10. ADDITIONAL INFORMATION

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

The holders of common shares are entitled to receive dividends and the Company will pay dividends, as and when declared by our board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our board of directors may from time to time determine, and all dividends which our board of directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2002 was CDN$218 million, in 2003 CDN$223 million and in 2004 CDN$237 million. For 2005 the Review Threshold is CDN$250 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

(a)	an acquisition of our shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	an acquisition of control of the Company in connection with the foreclosure of a security interest granted for a loan or other assistance and not for any purpose related to the provisions the Investment Act; and

(c)	an acquisition of control of the Company by reason of an amalgamation, consolidation or corporate reorganization, following which the direct or indirect control in fact of the Company, through ownership of voting interests, remains unchanged.

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

Material Contracts

The following is a summary of the material contracts to which the Company is a party, for the two years ended June 22, 2005 ..

1.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited October 6, 2004. This agreement established a financing commitment for $13 million over a twenty-four month period starting October 6, 2004. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited August 25, 2003. This agreement established a financing commitment for $12 million over a twenty-four month period starting August 25, 2003. This agreement was replaced by the new agreement above on October 6, 2004.

3.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited January 27, 2003. This agreement established a financing commitment for $5 million over a twenty-four month period starting January 27, 2003. This agreement was replaced by the new agreement above on August 25, 2003.

4.	The Research and License Agreement between Rhode Island Hospital and Nymox Corporation dated May 20, 1999. Under this agreement, Nymox sponsors the research of two principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, pertaining to the use of neural thread protein diagnostic or therapeutic purposes in return for licensing rights to and patents arising out of this research. Current obligations to fund the research ended March 1, 2005. Licenses granted to Nymox under this agreement remain in full force and effect.

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

Dividends and gains on sale. Except as described below with respect to the “passive foreign investment company” rules, distributions by Nymox to a U.S. Holder will be treated as ordinary dividend income to the extent of Nymox’s current and accumulated earnings and profits. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by Nymox generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Nymox is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend). Nymox currently meets the definition of a QFC because its common shares are readily tradable on The Nasdaq SmallCap Market, an established securities market in the United States, provided that Nymox is not a “passive foreign investment company” (as described below) for the taxable year during which Nymox pays a dividend or for the preceding taxable year. If Nymox is not a QFC, a dividend paid by Nymox to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal exposure to market risk relates to changes in interest rates. As of December 31, 2004, we have cash flow exposure to the changing interest rates on notes payable, bearing interest at the prime rate plus 2%, in the amount of $500,000. The maturity dates on notes payable in the amount of $500,000 outstanding at December 31, 2004 were extended from June 30, 2005 to December 31, 2005. Notes payable in the amount of $100,000 were repaid on January 12, 2005.

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

        (b)    Changes in Internal Controls over Financial Reporting. There were no significant changes in the Company’s internal controls over financial reporting or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Hans Black, the Chairman of our Audit Committee, is an audit committee financial expert and is an independent director.

Item 16B.   CODE OF ETHICS

We have adopted a code of ethics that is applicable to our officers, directors and employees in general and our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions in particular. The code of ethics can be found on our website, www.nymox.com.

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2004 and 2003, we paid the following fees for professional services to KPMG LLP:

	2004	2003
	(CAN$)
Audit Services	75,850	70,000
Audit-Related Services	5,000	4,500
Tax Services	9,000	11,350
Other Services	0	0

Total	89,850	85,850

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Paul Averback CEO & President	Michael Sonnenreich Director	Walter von Wartburg Director	Hans Black Director	Jack Gemmell General Counsel
2001	7,000	20,000	10,000		10,000
2002		20,650			525
2003	14,000	16,000	10,000	8,000
2004		24,720	30,000	16,000	2,200
2005		9,000		20,100

* denotes purchases up to June 7, 2005

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements identified below are included in Item 8 of this report and are incorporated by reference in this item.

At and for the year ended December 31, 2004:

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

At and for the year ended December 31, 2003:

Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Notes

At and for the year ended December 31, 2002:

Consolidated Statement of Operations and Deficit Consolidated Statements of Cash Flows Notes

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. EXHIBITS

        The following exhibits are included with or incorporated by reference into this report:

Exhibit No.	Description
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company’s F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 15, 2004).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company’s Form 20-F filed with the Commission June 30, 2004).
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
/S/ Paul Averback
Paul Averback
Title: President

Date: June 30, 2005

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION

Form 20-F Annual Report

Exhibit No.	Description
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company’s F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 15, 2004).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company’s Form 20-F filed with the Commission June 30, 2004).
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002