Form 20-F/A
period 2004-12-31
NYMOX PHARMACEUTICAL CORP
filed 2005-10-24
CIK 1018735

Form 20–F/A No. 1

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

        The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 20-F for the year ended December 31, 2004, as set forth in the pages attached hereto:

Part I	Item 3	Key Information
	Item 4	Information on the Company
	Item 5	Operating and Financial Review and Prospects
Part III	Item 19	Exhibits

PART I

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

We have developed a diagnostic kit based on AlzheimAlert™ for sale to third parties. We will require prior approval from the FDA before we can market, distribute or sell this product in the United States. In February 2004, we filed a premarket approval application (PMA) with the FDA for the AlzheimAlert™ kit version following the completion of clinical testing. In July 2004, we received a letter from the FDA raising issues of clinical study methodology and stating that the PMA was not approvable in its current form. We subsequently met with the FDA and submitted further data and analyses in October and December 2004 and March and April 2005. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company continues to pursue kit approval and is still in the process of working with the FDA to try to meet all the requirements. We cannot predict with any certainty when or if such approval will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. We have not submitted any drugs for final FDA approval. In 2003, we successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for NX-1207, our investigational new drug treatment for benign prostatic hyperplasia (BPH). We are in the midst of a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

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

We have developed a diagnostic kit version of the AlzheimAlert™ test, which would permit the testing of patient samples in a general purpose medical laboratory. The sale of such a kit is subject to any necessary regulatory approvals. In November 2004, we met the necessary European standards to permit the sale of the kit in the European Union. In February 2004, we filed a premarket approval (PMA) application with the FDA. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company continues to pursue kit approval and is still in the process of working with the FDA to try to meet all the requirements. We expect that approval of a diagnostic kit version of AlzheimAlert™ kit will increase the availability and acceptance of our test while lowering its cost to the patient or health care payor.

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

Development of Therapeutic Products for Enlarged Prostate

We are developing treatments for enlarged prostate (benign prostatic hyperplasia or BPH), using novel compounds. In 2003, we successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for one treatment candidate, NX-1207, and are in the midst of a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

In February 2004, we filed a premarket approval application (PMA) with the FDA for the AlzheimAlert™ kit version following the completion of clinical testing. In July 2004, we received a letter from the FDA raising issues of clinical study methodology and stating that the PMA was not approvable in its current form. We subsequently met with the FDA and submitted further data and analyses in October and December 2004 and March and April 2005. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company continues to pursue kit approval and is still in the process of working with the FDA to try to meet all the requirements. We cannot predict with any certainty when or if such approval will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

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

For NX-1207, our investigational new drug treatment for benign prostatic hyperplasia (BPH), we successfully filed an IND application and, in 2003, completed the first two Phase 1 and Phase 1-2 U.S. clinical trials. We are in the midst of a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

Research and Development, Patents and Licensees

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the company or licensed to the company through exclusive licensing agreements of patent rights. Over the last three financial years, the company’s major research and development activities were in the following program areas:

•	Diagnostic products for Alzheimer’s disease. The major project in this area, the development and validation of a kit version of our AlzheimAlert™ product for sale to laboratories and hospitals in the U.S. and in the E.U., was completed in 2004. We are currently marketing the kit in Europe under the CE mark. We also provide AlzheimAlert™ as a laboratory testing services through our CLIA-certified clinical reference laboratory in New Jersey. We are seeking FDA approval to sell the kit version of the AlzheimAlert™ test to other laboratories and hospitals in the U.S. We received a not approvable letter for the kit from the FDA in July 2004 and amended our application in response to the issues raised by the FDA. In July 2005 an FDA advisory panel voted 5-2 to recommend non-approval of our application. We anticipate that we will continue to pursue our application with the FDA for marketing approval for the kit version of the AlzheimAlert™ test. At this time, we cannot provide an estimate of the costs and timing to pursue our application with the FDA as it is uncertain at this stage the nature and extent of FDA requirements for approval based on discussions with us.

•	Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH). In 2003, we successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for one treatment candidate, NX-1207, and in 2005 commenced a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial nor estimate the costs of completing this Phase, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. We anticipate that our current financing arrangements are sufficient to allow us to complete this Phase. If there is a favorable outcome of the Phase 2 trial, we anticipate starting a Phase 3 trial in 2006 and filing a New Drug Application (NDA) with the FDA in late 2006 at the earliest. Given the inherent uncertainties with any Phase 2 or Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project. These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

•	Anti-infectives. Our anti-bacterial agent, NXC-4720, which is being developed as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude use from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. In addition, we anticipate that we may partner with a larger company in the food or agricultural sectors in order to finance and conduct field trials and to market any approved product; thus the timing of completion of the regulatory approval of such a product will not likely be within our sole control.

•	Tobacco exposure and other diagnostic tests. We developed and validated NicAlert™, which is an FDA-cleared test for tobacco product use, and TobacAlert™, which is an over-the-counter test for second-hand smoke exposure. These are completed projects with any further research and development costs being related to product improvement and obtaining regulatory approvals where required in order to expand the market for these products. The development of other new diagnostic tests using our patented diagnostic technologies are in early stage development. Because of the early stage of development of these projects, it is not possible to outline the nature, timing or estimated costs of the efforts necessary to complete any of them nor their anticipated completion dates. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the uncertainty whether we will be able to successfully adapt our patented diagnostic technologies to these new diagnostic indicators, whether any new diagnostic tests we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such tests at a commercially competitive price.

•	Therapeutic products for Alzheimer’s disease. We are conducting early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. In addition, given the very high costs of development of a drug for Alzheimer’s disease, we anticipate having to partner with a larger pharmaceutical company to conduct and finance clinical trials. The terms of such a partnership arrangement along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such a drug will likely not be within our sole control. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace. We also have global patent rights to the use of statins in the prevention or treatment of Alzheimer’s disease. Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. We do not anticipate that the results of such trials will be available before 2006. The effect of the results of such trials on this program is uncertain.

•	Oncology products. We are in the early stages of developing therapeutic products for oncological indications. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor its anticipated completion dates. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval.

Research and development expenses allocated to our major research and development programs are as follows:

	Year ending Dec 31, 2004	Year ending Dec 31, 2003	Year ending Dec 31, 2002	Year ending Dec 31, 2001	Year ending Dec 31, 2000	Year ending Dec 31, 1999	Total for Periods Presented
Alzheimer's
Disease:	$ 691,183	$ 779,305	$ 332,254	$ 491,051	$ 657,924	$ 253,015	$ 3,204,732
Diagnostics

Alzheimer's
Disease:	$ 282,205	$ 496,658	$ 463,182	$ 528,230	$ 404,850	$ 501,685	$ 2,676,810
Therapeutics

Anti-Infectives	$ 22,224	$ 24,793	$ 1,563	$ 134,098	$ 313,884	$ 195,427	$ 691,989

BPH (Enlarged
Prostate)	$ 615,454	$ 548,064	$ 523,926	*	*		$ 1,687,444
Therapeutics*

Tobacco
Exposure Tests:
NicAlert(TM)and	$ 118,636	$ 292,692	$ 308,161	$ 122,159	$ 116,872		$ 958,520
TobacAlert(TM)

Oncology	$ 131,537	$ 368,539	$ 77,000				$ 577,076

General
Research (BPH
Therapeutics				$ 224,116	$ 590,702	$ 186,995	$ 1,001,813
Included*)

Total	$ 1,861,239	$ 2,510,051	$ 1,706,086	$ 1,499,654	$ 2,084,232	$ 1,137,122	$10,798,384

For the earlier periods from 1995 to 1998, the Company did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 1998, the general research expenses included primarily work on the Alzheimer’s diagnostic and therapeutic candidates. The breakdown of research and development costs for these periods is as follows: 1998: $ 2,091,745; 1997 $ 1,775,340; 1996 $ 1,632,370; and 1995 $ 395,770. The total research and development expenditure for the 1995 to 1998 period was $ 5,895,225. Total research and development expenditures to date are $ 16,693,609.

The Company expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Company’s research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred. Research and development costs are allocated in reasonable and realistic proportion to the projects that benefited from those costs.

According to industry statistics, on average it takes 10 to 15 years to research, develop and bring to market a new prescription medicine in the United States. In light of the steps and complexities involved, the successful development of our product candidates is highly uncertain. Actual product timelines and costs are subject to enormous variability and are very difficult to predict. Accordingly, we cannot provide reliable estimates of the nature, timing and estimated costs of the efforts necessary to complete our programs. This is particularly the case for our programs in early stage development. The risk of failure to complete any such program is high because of uncertain feasibility and commercial viability, long lead times to program completion and potentially high costs in relation to anticipated returns. We update and change our product development programs to reflect the most recent preclinical and clinical data and other relevant information. Many of our products under development require regulatory approval before being sold. The process of obtaining such approvals is often lengthy and uncertain and requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business. We cannot assure you that any such approvals required will be obtained on a timely basis, if at all.

Trend Information

The Company does not currently know of any material trends that would be material to our operations.

Off-Balance Sheet Arrangements

The Company has no existing off-balance sheet arrangements as defined under SEC regulations.

PART III

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

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Nymox Pharmaceutical Corporation
By: /s/ Roy Wolvin
Roy Wolvin
Dated: October 24, 2005	Chief Financial Officer

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION

Form 20-F/A Annual Report

Exhibit No.	Description
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company’s F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 15, 2004).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company’s Form 20-F filed with the Commission June 30, 2004).
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002