Form 20-F
period 2005-12-31
NYMOX PHARMACEUTICAL CORP
filed 2006-06-30
CIK 1018735

Form 20–F

[_]	Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]	Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2005

or

[_]	Transition Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

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

26,728,781 shares as of December 31, 2005

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars (1))

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
CANADIAN GAAP
Current Assets	$291,454	$699,074	$747,672	$862,366	$644,522
Property & Equipment	11,463	25,348	133,161	185,293	217,083
Patents & Intellectual
Property	3,310,129	3,271,599	3,034,529	3,223,498	3,154,441
Total Assets	3,719,039	4,066,021	4,022,862	4,358,657	4,192,241
Total Liabilities	2,506,902	2,053,634	1,724,164	1,471,727	747,493
Share Capital	39,488,350	36,553,350	32,503,600	28,407,600	25,376,557
Shareholder's Equity	412,137	1,212,387	1,478,698	2,086,930	2,644,748
Total Revenues	426,282	321,948	200,132	361,748	380,609
Sales	424,506	321,895	199,217	356,162	362,691
Research & Development
Expenditures(2)	1,828,516	1,851,881	2,477,032	1,689,430	1,479,602
Net Loss	3,584,528	3,745,625	4,354,288	3,412,609	3,049,504
Loss per Share (basic &
diluted)	$0.14	$0.15	$0.18	$0.15	$0.14
Weighted Avg. No. of
Common Shares	26,080,470	24,924,674	23,669,852	22,651,639	21,873,966
U.S. GAAP(3)
Net Loss	$3,609,448	$3,770,545	$4,395,428	$3,453,749	$3,095,133
Loss per Share	0.14	0.15	0.19	0.15	0.14
Shareholder's Equity	$402,028	$1,202,278	$1,468,589	$1,947,696	$2,496,104

(1)	Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. Reference is made to note 2(g) of the consolidated financial statements.

(2)	We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(3)	Reference is made to Note 12 of Nymox’s audited financial statements as at and for the year ended December 31, 2005 for a reconciliation of differences between Canadian and U.S. GAAP.

Risk Factors

Investing in our securities involves a significant degree of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and shareholders may lose part or all of their investment in our securities.

Our clinical trials for our therapeutic products in development, such as NX-1207, may not be successful and we may not receive the required regulatory approvals necessary to commercialize these products.

Products requiring regulatory approval, such as NX-1207, will be approved for commercial sale only if governmental regulatory authorities are satisfied that our clinical trials are properly designed and conducted and that the results of those trials provide valid and acceptable evidence that the product is safe and effective for the conditions or diseases it is intended to treat. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates. Failure to obtain such approval could cause the price of our shares to decline and adversely affect our business, operations, product development programs and financial condition.

Our clinical trials for our therapeutic products, such as NX-1027, may be delayed, making it impossible to achieve anticipated development or commercialization timelines.

Delays in the initiation, conduct or completion of clinical trials are not uncommon. If one or more of our clinical trials is delayed, we may not unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline, increase clinical trial and product development costs, and affect the company’s business, operations, product development programs and financial condition.

The design, conduct and completion of clinical trials is a complex process involving many third parties, including governmental authorities, institutional review boards, contract manufacturers, contract research organizations (CROs), consultants, investigators, patients, and data monitoring committees. The initiation, progress, completion and success of a clinical trial is in part dependent on third parties providing necessary approvals, agreements and consents, performing necessary tasks in a timely, competent manner, and complying with protocols, good clinical practices and applicable laws, rules and regulations. Failure of a third party to perform as expected or agreed upon may result in delays or failure in initiating or completing a clinical trial.

Our clinical trials are subject to prior approvals and continuing oversight by governmental regulatory authorities and institutional review boards. We must meet and comply with their requirements in order to start, continue and successfully complete a clinical trial. We may not be able to comply with one or more of these requirements or there may be delays in doing so. A clinical trial may be put on hold or halted altogether due to concerns about patient safety. Governmental regulatory authorities may change approvals or requirements, resulting in changes to the design or conduct of a clinical trial or the need for new or further clinical trials.

Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•	design of the protocol;
•	the size of the patient population;
•	eligibility criteria for the study in question;
•	perceived risks and benefits of the drug under study;
•	availability of competing therapies;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians; and
•	availability of clinical trial sites.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

A setback in any of our clinical trials would likely cause a drop in the price of our shares.

We have successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for NX-1207, our drug candidate for the treatment of enlarged prostate (benign prostatic hyperplasia or BPH), and are in the midst of a pivotal Phase 2 clinical trial. Setbacks in any phase of the clinical development of our product candidates could have a negative impact on our business, operations, product development programs and financial condition, could jeopardize FDA or other regulatory approval and would likely cause a drop in the price of our shares.

We may not be able to make adequate arrangements with third parties for the commercialization of our product candidates, such as NX-1207.

In order to commercialize our product candidates successfully, we intend, on a product-by-product basis, either to make arrangements with third parties to perform some or all of these services or to develop our own sales, marketing and distribution capabilities. We currently have limited marketing capabilities and limited experience in developing, training or managing a marketing or sales force. We currently rely upon distributors for the sales of our existing products. The cost of establishing and maintaining our own sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies. We may make arrangements with third parties to market and sell some or all of our products under development in certain territories, rather than establish our own sales force. We may not be able to do so on favorable terms. If we contract with third parties for the sales and marketing of our products, our revenues will depend upon the efforts of these third parties, whose efforts may not be successful.

We anticipate entering into co-development and co-marketing agreements with one or more partners with established sales, marketing and regulatory capabilities in order to assist in the completion of the development and commercialization of NX-1207. We may not be able to do so on favorable terms. If we fail to establish or make adequate arrangements with third parties for such purposes, our business, operations, product development programs and financial condition will be materially adversely affected.

We may not achieve our projected development goals in the time frames we announce and expect.

We make public statements regarding our estimates and projections for meeting milestones, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

Even if we obtain regulatory approvals for our product candidates, we will be subject to stringent ongoing government regulation.

Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. In addition, if based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.

We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice (“cGMP”) regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before we can use them in commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we or any marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the development, marketing or sale of our products.

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of $4.0 million in 2000, $3.0 million in 2001, $3.4 million in 2002, $4.3 million in 2003, $3.7 million in 2004 and $3.6 in 2005. As of December 31, 2005, Nymox’s accumulated deficit was $39.7 million.

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

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $3 — 4 million per year over the next year through our current cash position and additional financing, including draw downs through our common stock private purchase agreement with Lorros-Greyse Investments, Inc. Clinical trials will substantially increase cash requirements. We anticipate being able to meet these requirements as they arise. We plan to raise capital either through a new round of financing and/or through partnering with a major pharmaceutical company. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

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

Our Products and Services May Not Receive Necessary Regulatory Approvals.

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

We currently market AlzheimAlert™ as a clinical reference laboratory service provided by our government inspected clinical reference laboratory in New Jersey. Physicians send us urine samples from their patients to our laboratory where the AlzheimAlert™ test is performed and the results reported back to the physicians. A clinical laboratory test like AlzheimAlert™ does not require approval from the United States Food and Drug Administration (FDA). Our laboratory is regulated by the Centers for Medicare & Medicaid Services (CMS) under the Clinical Laboratory Improvement Amendments (CLIA) and is subject to inspection and certification. In addition, individual states like New York and Florida have their own requirements for reference laboratories like ours that offer diagnostic services. In addition, the FDA has its own regulations governing in vitro diagnostic products, including some of the reagents used in clinical reference laboratories. Any changes in CMS or state law requirements or in the FDA regulations could have a detrimental impact on our ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We have developed a diagnostic kit based on AlzheimAlert™ for sale to third parties. We will require prior approval from the FDA before we can market, distribute or sell this product in the United States. In July, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company continues to pursue kit approval and is still in the process of working with the FDA to try to meet all the requirements. We cannot predict with any certainty when or if such approval will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of over 200 patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has seventeen patents issued or allowed and fourteen patent applications pending relating to its technology. Its subsidiary, Serex, Inc. has ten patents issued and allowed. Through licensing agreements with the Massachusetts General Hospital, Nymox separately licensed global patent rights relating to neural thread proteins and to novel cancer markers that have potential application both for the treatment and diagnosis of specific cancers. These licensed patent rights include six issued United States patents and numerous patents and patent applications in other countries around the world.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 27,710,464 common shares of Nymox issued and outstanding as of June 26, 2006. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. In addition, 1,711,500 share options are outstanding, of which 1,701,500 are currently vested. Expiry dates for Nymox options range from 2 months to 10 years (see note 7(e) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

CT Corporation System 208 South Lasalle St. Chicago, IL 60604

Nymox’s two subsidiaries are located at:

Nymox Corporation 777 Terrace Avenue Hasbrouck Heights, NJ, USA 07604

Serex, Inc. 777 Terrace Avenue Hasbrouck Heights, NJ, USA 07604

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug and diagnostic products in development for the treatment of such conditions and diseases as enlarged prostate (benign prostatic hyperplasia or BPH), Alzheimer’s disease (AD), E. coli O157:H7 contamination of food and drink products, and bacterial infections and for the diagnosis of AD and other indications. Nymox has also U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease.

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

Products

NicAlert™ for Tobacco Product Use and TobacAlert™ for Second-Hand Smoke Exposure

Nymox markets NicAlert™ and TobacAlert™ , which are inexpensive, simple-to-use test strips that use easily obtainable urine samples to determine whether a person is using tobacco products (NicAlert™) or has been recently exposed to second-hand smoke (TobacAlert™). Both NicAlert™ and TobacAlert™ employ Serex, Inc.‘s patented technology to provide an accurate read-out of levels of cotinine, a by-product of the body’s breakdown of nicotine and generally regarded as the best indicator of tobacco exposure for smokers and nonsmokers. The technology can be used with saliva as well as urine samples in order to detect tobacco product use. NicAlert™ and TobacAlert™ do not require instruments or special training to use and offer a quick, convenient means to test on-site whether a person, such as a child, teenager, student athlete or insurance applicant, is using a tobacco product or has been exposed to second-hand smoke.

Smoking and other tobacco product use is a serious public health problem around the world. Smoking kills. According to the Centers for Disease Control and Prevention, cigarette smoking is responsible for more than 430,000 deaths per year in the United States alone. Smoking can cause cancer of the lung, mouth, bladder, larynx, esophagus and other organs, as well as heart disease and stroke and chronic lung disease. Every year, exposure to second-hand smoke (environmental tobacco smoke or ETS) causes an estimated 3,000 nonsmoking Americans to die of lung cancer and up to 300,000 American infants and small children to suffer from lower respiratory tract infections.

NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) in October 2002 for medical use to determine if an individual has been exposed to tobacco products. In January, 2006, Nymox announced the certification of NicAlert™ with a CE Mark making it eligible for sale in the European Union. In September, 2003, Nymox launched TobacAlert™ for nonmedical testing for second hand smoke exposure in the U.S.

We market the NicAlert™ and TobacAlert™ tests through our own marketing arm and distributors in North America, Europe and Asia. Currently TobacAlert™ is available at approximately 5,400 CVS/pharmacy® stores across the U.S. as well as online at www.drugstore.com. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S., the U.K., and Spain for these products.

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as Lab One, LabCorp, and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as Orasure Techologies Inc. and Cozart Bioscience Ltd, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Diagnostic Products Corporation. NicAlert™ and TobacAlert™ also face competition from distributors who supply yes-no smoking status tests such as SmokeCheck, NicQuick, and QuickScreen, from NicCheck I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, and, in the United Kingdom, from SmokeScreen, a chemical color-based tobacco test being marketed by Mermaid Diagnostics, Ltd..

NicAlert™ and TobacAlert™ products are currently partly manufactured through out-sourcing arrangements with contract manufacturers. To date, we have not experienced any significant interruptions in the manufacture of these products and the cost of the manufacturing services has not been volatile. The manufacturing services supplied by our current contract manufacturers are not unique or unduly complicated and other contract manufacturers are available to provide similar services in the event that our current contract manufacturers fail to meet our needs.

The technology used in these products is covered by patents and patent applications held by Nymox’s subsidiary, Serex, Inc., both in the U.S. and elsewhere in the world with expiry dates no earlier than 2012.

AlzheimAlert™: An Aid to the Diagnosis of Alzheimer’s Disease

We offer AlzheimAlert™, a proprietary diagnostic aid for Alzheimer’s disease, through our government inspected clinical reference laboratory in New Jersey. AlzheimAlert™ is an improved version of our AD7C™ test, which has been on the market since 1997. AlzheimAlert™ offers a more technically advanced means to detect elevated levels of NTP in urine. It is a proprietary assay in the competitive affinity format and has significant advantages of easy adaptability to systems and equipment present in all modern clinical laboratories. It is a urine test, where the patient provides a first-morning urine sample for testing. The patient’s doctor then forwards the sample to our laboratory where our technical staff performs the test. We then report the results to the doctor. The AlzheimAlert™ test is intended as an aid to diagnosis, to be considered together with patient history, physical examination and other relevant medical data. The test does not replace a physician’s diagnosis.

Our AlzheimAlert™ test is the latest generation of our NTP testing technology. It measures the level of a brain protein called neural thread protein (NTP) which is elevated early in Alzheimer’s disease as reported both in the scientific literature and at scientific conferences. Researchers at the Massachusetts General Hospital and Brown University led by Doctors Suzanne de la Monte and Jack Wands first found large amounts of the protein in the brain tissue of patients known to have died with Alzheimer’s disease. Subsequent research led to the characterization of NTP and the gene that produces it. Nymox succeeded in developing a highly sensitive test to detect the presence of NTP in the spinal fluid and, most recently, in the urine of patients with Alzheimer’s disease. Recent studies (J. Neuropathol Exp Neurol (2001; 60: 195-207) Journal of Alzheimer’s Disease (2004; 231-242)) have provided further evidence that increased production of NTP leads to a marked increase in nerve cell death and have shown that the cells subjected to NTP died in a programmed fashion similar to the way the nerve cells in the brains of patients with Alzheimer’s disease die. One of the characteristic signs of Alzheimer’s disease is widespread brain cell loss.

Nymox believes that its AlzheimAlert™ test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer’s disease (AD). In a recent prospective blinded study at eight U.S. specialty clinics for the evaluation of cognitive or memory disorder or dementia, 91% of subjects with a clinical diagnosis of probable AD had an elevated NTP measurement while 90.7% of the subjects diagnosed as definite non-AD had a normal NTP measurement. 37.7% of subjects categorized with the clinical diagnosis of possible AD, and 48.6% of subjects diagnosed with mild cognitive impairment (MCI) also had elevated NTP measurements. The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer’s with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer’s disease is not the cause of the patient’s symptoms and to target the other, often reversible causes of the patient’s symptoms, such as depression. There can be no assurance that further studies will repeat the same level of success experienced to date.

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

There is a large unmet need for a simple, non-invasive test that can aid in the diagnosis of Alzheimer’s disease. Alzheimer’s disease is the most common cause of dementia in persons 65 years of age and older and is the fourth leading cause of death among the elderly. There are an estimated 4.5 million people with Alzheimer’s disease in the United States alone; by 2050 this number is projected to increase almost three times to 13.2 million. Worldwide estimates of the current number of people with Alzheimer’s disease range from 15 to 20 million. The annual national direct and indirect costs of caring for Alzheimer patients in the U.S. alone are estimated at $100 billion. The human toll on patients, families and caregivers is incalculable. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

The Surgeon General’s Report on Mental Health, released on December 13, 1999, identified the importance and the need for the early detection and diagnosis of Alzheimer’s disease. The report described the current approach to Alzheimer’s disease diagnosis, clinical examination and the exclusion of other common causes of its symptoms, as time- and labor-intensive, costly and largely dependent on the expertise of the examiner. As a result, the illness is currently under-recognized, especially in primary care settings, where most older patients seek care. The report joined other experts writing in the field in recognizing the need for a better, more reliable method for diagnosing the disease in living patients and in particular, the need of a simple, accurate and convenient test that could detect a biochemical change early in patients with Alzheimer’s disease. We believe our AlzheimAlert™ product provides such a test.

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

We currently market our AlzheimAlert™ test as a clinical reference laboratory service primarily in the United States. In November 2004, our AlzheimAlert™ test was certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with companies in Italy, Spain, Greece, U.K. and the Czech Republic.

In the field of Alzheimer’s disease diagnosis, our AlzheimAlert™ test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

•	Athena Diagnostics, Inc. which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer’s disease: a genetic test for the rare cases of familial, early-onset Alzheimer’s disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients. In March, 2006, Fisher Scientific International announced that it was acquiring Athena Diagnostics.

•	Innogenetics NV which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.
•	Applied NeuroSolutions, Inc. currently markets a research test for a variant of a protein in the spinal fluid of patients.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. In June 2004, the Centers for Medicare and Medicaid Services (CMS) approved limited coverage of a Positronic Emission Tomography (PET) imaging procedure for helping to more precisely distinguish Alzheimer’s disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute on Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s Disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease. A number of companies, including GE, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease.

We have developed a diagnostic kit version of the AlzheimAlert™ test, which would permit the testing of patient samples in a general purpose medical laboratory. The sale of such a kit is subject to any necessary regulatory approvals on a country-by-country basis. Approval of a diagnostic kit version of AlzheimAlert™ kit will increase the availability and acceptance of our test while lowering its cost to the patient or health care payor. In November 2004, Nymox satisfactorily completed the testing and registration required by European regulatory, environmental and quality standards in order to obtain a CE Mark for the AlzheimAlert™ kit. The CE Mark makes the AlzheimAlert™ kit eligible for sale in the European Union and allows European clinical and hospital laboratories to perform the AlzheimAlert™ test in their own facilities in Europe. Nymox has signed distribution deals for AlzheimAlert™ with companies in Italy, Spain, Greece, U.K. and the Czech Republic.

We filed a premarket approval (PMA) application for the diagnostic kit version of the AlzheimAlert™ test with the U.S. FDA in February 2004. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company has subsequently filed further proposals with the FDA concerning meeting requirements for approval of the kit version of the test. AlzheimAlert™ remains approved for sale in the U.S. as a laboratory testing service through the Company’s clinical reference laboratory in New Jersey. We cannot predict with any certainty when or if such approval for the kit will be forthcoming and it is possible that the FDA may require more clinical testing or further documentation before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

Nymox provides its AlzheimAlert™ testing service through its government certified laboratory facilities in Hasbrouck Heights, New Jersey. The Company also manufactures the AlzheimAlert™ kit there for sale in Europe and elsewhere.

Nymox licensed the NTP testing technology in 1997 from Harvard University and the Massachusetts General Hospital as part of a sponsored research and licensing agreement. Under the terms of this agreement, Nymox sponsored the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the use of neural thread protein, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patent costs and royalties continues for the life of the patents, which run until November, 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are five issued U.S. patents and four outstanding U.S. patent applications under license and a correspondingly larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement terminated in March, 1999, when Dr. de la Monte and Dr. Wands moved to Brown University.

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

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

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

There is a significant unmet need for an effective treatment for BPH. More than half of men in their sixties and as many as 90% of men in their seventies and eighties have some symptoms of BPH. Symptoms include more frequent urination (especially at night), difficulty urinating, incomplete emptying of the bladder and sometimes complete inability to urinate. More serious cases may require surgical intervention to reduce the size of the prostate. There is a need for a simple, effective treatment for BPH, particularly in cases where existing drug treatments have proven to be ineffective and where more intrusive procedures such as surgery may be inadvisable or bring unacceptable risks.

NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. A total of 20 men with BPH aged 45-65 were enrolled in the trials which evaluated the effect of NX-1207 over a period of 30 days. The trials were designed to include only the more difficult cases of subjects who did not respond to optimal medical therapy. Patients were assessed for the drug effect on symptoms (such as frequent urination, urination at night, difficulty with urination, etc.) and for the drug effect on prostate size measurements. Analysis of Phase 1 and Phase 1-2 clinical trial safety data for NX-1207 showed that BPH patients treated with NX-1207 overall did not show clinically significant toxic effects or any significant adverse side effects from the drug. Treatment with NX-1207 showed no sexual side effects, and a better side effect profile compared to existing drugs. Overall there was a highly significant improvement in symptom scores and shrinkage in prostate size in the 30 day studies. Symptom score reduction reached statistical significance. The symptomatic improvement in earlier trials reached 10 points on the standard AUA Symptom Score for BPH, an improvement which is superior to available drugs, and comparable to invasive and surgical treatments. Prostate size reduction also reached statistical significance with an average reduction in prostate size of over 23% (10 grams) in 30 days. The results of a one year follow-up study showed a statistically significant symptomatic improvement based on AUA Symptom Score evaluations in the individuals treated with NX-1207. The mean AUA score in patients treated with NX-1207 after one year showed an average 8.8 point improvement compared to controls. This improvement exceeded results from the Phase 1-2 30 day study of NX-1207.

NX-1207 is currently in an ongoing pivotal multi-center Phase 2 clinical trial at over 40 sites across the U.S. Periodic interim safety analyses of the ongoing trial have shown no serious drug side effects or significant safety issues relating to the drug. In January, 2006, the Independent Data Monitoring Committee for the trial evaluated unblinded trial data and gave a positive recommendation based on an interim safety and efficacy analysis. The Committee recommended continuation of the trial. The ongoing multi-center Phase 2 trial of NX-1207 is expected to be completed later in 2006. We cannot predict with any certainty the outcome of this trial, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements.

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

NXC-4720 for E. coli Contamination of Meat

We are developing new antibacterial agents for the treatment of E. coli O157:H7 bacterial contamination in hamburger meat and other food and drink products and for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments.

Nymox has developed four new antibacterial agents:

•	NXC-4720 for the treatment of E. coli contamination of meat and other food and drink products;
•	NXB-4221 for the treatment of difficult chronic and persistent urinary tract infections;
•	NXB-5886 for the treatment of streptococcal infection; and
•	NXT-1021 for the treatment of staphylococcal infection.

E.coli contamination of food and drink is a serious public health problem worldwide and a major concern for meat processors in particular. E. coli bacteria occur normally and usually harmlessly in the gastrointestinal tracts of humans, cows and other animals. However, one mutant variety of the E. coli bacteria, E. coli O157:H7, can cause life-threatening illness and has been implicated in cases of severe diarrhea, intestinal bleeding and kidney failure, leading, in some cases, to death in children and the elderly. E. coli contamination in hamburger meat and other food products and in drinking water affects about 70,000 people in the United States a year.

There is a well-recognized need in the beef industry to address the problem of E. coli contamination in meat processing and in livestock. E. coli contamination has triggered massive recalls of ground beef in the U.S.. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have led to public health tragedies.

Nymox developed a potent new antibacterial agent, NXC-4720. Tests of NXC-4720 show it to be highly effective against all known substrains of E. coli O157:H7, destroying the bacteria efficiently, rapidly and at a very low dose. In 1999, we began further laboratory trials for this agent as a treatment for food and drink contamination and entered into agreements with various collaborators. NXC-4720, which is being developed as a treatment of meat at the processing stage, has been shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock, are in preliminary stages of development. Further pre-clinical testing and development is required before we can apply for regulatory approval for use of this agent on the processing of food and drink for human consumption.

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

Nymox has patent rights to these and other antibacterial agents.

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer’s Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer’s disease and have patent applications pending elsewhere, including Europe, Japan, Canada and Australia. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. The potential of statin drugs for AD has been featured in a cover story in Newsweek, as well as in the New York Times, Fortune, Los Angeles Times, and The Wall Street Journal. The potential use of statins to treat or reduce the risk of Alzheimer’s disease has been widely reported in the peer-reviewed medical literature, such as The American Journal of Medicine (2005; 118: 48S-53S), The Lancet Neurology (2005; 4:841-852), Current Opinions in Lipidology (2005;16: 619-623), The Lancet Neurology (2005; 4: 521-2), J. Neurol. Neurosurg. Psychiatry (2005; 76:1624-1629), Arch Neurol (2005; 62:1047-51) and (2005; 62:753-7), Neurology (2005; 65:1388-1394) and (2005; 64:1531-8), J Neurol Sci (2005; 229-230:147-50), Arch Gen Psychiatry (2005; 62:217-24), Archives of Neurology (2005; 62:753-7), International Journal of Geriatric Psychiatry (2004; 19:327-32), Neuroepidemiology (2004; 23:94-8); Neuron (2004; 41:7-10); Archives of Neurology (2000; 57:1439-1443); Lancet (2000; 356:1627-1631); Archives of Neurology (2002; 59:223-227); Journals of Gerontology: Biological Sciences and Medical Sciences (2002; 57:M414-M418); and Journal of the American Geriatrics Society (2002;50:1852-1856). Some studies, however, have not found evidence that statins may help treat or prevent Alzheimer’s disease and research in this area is ongoing. No statin drug has been approved for use in the treatment or prevention of Alzheimer’s disease.

Research and Development of New Products

New Therapeutics for Alzheimer’s Disease

Nymox has a number of proprietary drug development programs aimed at treatments for Alzheimer’s disease and other indications. One program targets neural thread protein (NTP), the brain protein detected by AlzheimAlert™, and its role in the extensive brain cell loss associated with AD. Another program is based on spherons, which Nymox researchers regard as a source of senile plaques, the characteristic abnormality found in abundance in the brains of patients with AD and widely believed to play a major role in the cause and course of the illness. A third program is based on a novel drug candidate, NXD-5150, for neurodegenerative disease.

At present, there is no cure for Alzheimer’s disease. There are five drugs approved by the FDA, tacrine (brand-name Cognex®), donepezil HCI (brand-name Aricept®), rivastigmine (brand-name Exelon®), galantamine hydrobromide (brand name Reminyl®) and memantine (brand name Namenda™) for the treatment of Alzheimer’s disease. However, at most these drugs offer symptomatic relief for the loss of mental function associated with the disease and possibly help to delay the progression. There is no consensus as to the cause of Alzheimer’s disease or even whether it is one disease or many.

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

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to the National Institute on Aging’s Progress Report on Alzheimer’s Disease, 2004-2005, by 2050, researchers estimate that 13.2 million Americans will have Alzheimer’s disease if current population trends continue and no preventive treatments become available. The age group of Americans over the age of 85 is one of the fastest growing segments of the population. As people live longer, they become more at risk of developing Alzheimer’s disease.

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

Nymox has screened compounds for their ability to impede the process of premature cell death and thus potentially help slow or halt the loss of brain cells in the Alzheimer’s disease brain. This screening process identified promising drug candidates. The Company has targeted the candidate, NXD-9062, for human trials. NXD-9062 has shown significant progress in key preclinical studies but successful completion of pre-clinical studies is necessary before it can move into formal regulatory studies.

The company’s third program is based on a new drug candidate for neurodegenerative disease, NXD-5150, which successfully completed important pre-clinical milestones. Nymox has exclusive rights to two patents covering NXD-5150 as well as other related drug candidates for neurodegenerative disorders.

Nymox faces intense competition for the development of an effective treatment for Alzheimer’s disease. The market conditions for an Alzheimer’s disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer’s disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer’s disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer’s disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer’s disease before we can. At present, four drugs for Alzheimer’s disease are being widely marketed in the United States, Aricept® by Pfizer, Exelon® by Novartis, Reminyl® by Janssen and Namenda™ by Forest. These four drugs only treat some of the symptoms of Alzheimer’s disease by enhancing memory and other mental functions and not the underlying causes of the illness.

Oncology products.

We are in the early stages of developing therapeutic products for oncological indications based on technology licensed from the Massachusetts General Hospital.

New Diagnostic Products

Nymox has a number of proprietary diagnostic markers and technologies, including a patented platform for point-of-care testing, and has tests utilizing these technolgies in the early stages of development. Nymox also has U.S. patents for a unique method and device for using saliva to determine cholesterol levels and for a method of testing for osteoporosis. The company also owns patent rights to several novel biochemical indicators for Alzheimer’s disease.

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

The Company currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has seventeen U.S. patents issued or allowed and fourteen U.S. patent applications pending and a corresponding larger number of patents and patent applications worldwide relating to the inventions and discoveries in those patents and patent applications. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for its issued patents is in March, 2007; the next is in February, 2009 and the rest range from 2010 through 2022. Patent applications which have not yet been issued will expire later than the above dates.

Nymox’s subsidiary, Serex, has ten patents issued or allowed and four patent applications pending in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex’s proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

Nymox also has exclusive rights to seven issued or allowed U.S. patents and six pending U.S. patent applications as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in 2014.

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

In the field of Alzheimer’s disease diagnosis, our AlzheimAlert™ test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

•	Athena Diagnostics, Inc. which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer’s disease: a genetic test for the rare cases of familial, early-onset Alzheimer’s disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients. In March, 2006, Fisher Scientific International announced that it was acquiring Athena Diagnostics.
•	Innogenetics NV which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.
•	Applied NeuroSolutions, Inc. currently markets a research test for a variant of a protein in the spinal fluid of patients.

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

Marketing

We currently market our AlzheimAlert™ test as a clinical reference laboratory service primarily in the United States. In November 2004, our AlzheimAlert™ test was certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution agreements for AlzheimAlert™ in Italy, the Czech Republic, Spain, Greece, Italy and the United Kingdom. We also market our NicAlert™ and TobacAlert™ products through our own marketing arm and distributors in the United States, including CVS/pharmacy® and Drugstore.com, as well as in Europe and Asia. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S., the U.K., and Spain for these products.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and an R&D pipeline of drug and diagnostic products in development.

We market the AlzheimAlert™ test, which we provide in our clinical reference laboratory, that is an aid to the diagnosis of Alzheimer’s disease. AlzheimAlert™ is an improved version of our AD7C™ test, from which we began generating revenue from sales in 1997. The AlzheimAlert™ test is also certified with a CE Mark, making the device eligible for sale in the European Union.

We also market NicAlert™ and TobacAlert™, our two products, which determine a person’s level of exposure to tobacco products. These products are also certified with a CE Mark, making the devices eligible for sale in the European Union.

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

Under this agreement dated October 6, 2004, we have received a total of $3,485,000 for the following shares under this common stock private purchase agreement:

•	October 25, 2004, 95,238 common shares at a price of $2.10 per share.
•	December 14, 2004, 148,699 common shares at a price of $2.69 per share.
•	December 22, 2004, 78,616 common shares at a price of $3.18 per share.
•	February 9, 2005, 82,474 common shares at a price of $2.91 per share.
•	February 22, 2005, 50,676 common shares at a price of $2.96 per share.
•	March 17, 2005, 51,136 common shares at a price of $2.64 per share.
•	April 25, 2005, 127,119 common shares at a price of $2.36 per share.
•	May 24, 2005, 109,489 common shares at a price of $2.74 per share.
•	June 9, 2005, 95,339 common shares at a price of $2.36 per share.
•	June 17, 2005, 58,333 common shares at a price of $2.40 per share.
•	July 15, 2005, 92,437 common shares at a price of $2.38 per share.
•	August 2, 2005, 98,684 common shares at a price of $2.28 per share.
•	August 18, 2005, 83,333 common shares at a price of $2.40 per share.
•	September 26, 2005, 110,619 common shares at a price of $2.26 per share.
•	October 11, 2005, 72,464 common shares at a price of $2.07 per share.
•	November 10, 2005, 49,020 common shares at a price of $2.04 per share.

On October 21, 2005, we signed a new Common Stock Private Purchase Agreement, whereby the same investor is committed to purchase up to $13 million of Nymox’s common shares over the twenty-four month period beginning in October 2005, subject to the same terms and conditions as before.

Under this agreement dated October 21, 2005, we have received to date a total of $3,150,000 for the following shares under this common stock private purchase agreement:

•	December 8, 2005, 46,729 common shares at a price of $2.14 per share.
•	December 14, 2006, 47,847 common shares at a price of $2.09 per share.
•	January 10, 2006, 50,000 common shares at a price of $2.00 per share.
•	January 18, 2006, 51,020 common shares at a price of $1.96 per share.
•	January 24, 2006, 52,083 common shares at a price of $1.92 per share.
•	February 3, 2006, 51,020 common shares at a price of $1.96 per share.
•	February 10, 2006, 51,546 common shares at a price of $1.94 per share.
•	February 25, 2006, 103,093 common shares at a price of $1.94 per share.
•	March 6, 2006, 52,632 common shares at a price of $1.90 per share.
•	March 16, 2006, 51,813 common shares at a price of $1.93 per share.
•	March 27, 2006, 246,914 common shares at a price of $4.05 per share.
•	April 12, 2006, 188,917 common shares at a price of $3.97 per share.
•	May 2, 2006, 82,645 common shares at a price of $3.63 per share.

On June 26, 2006, Nymox had $9.8 million of financing available under the facility. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

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

In total, Nymox has raised over $42.4 million, since its incorporation in May 1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $19,990 per month in 2006. Total commitments in 2006 and beyond are summarized in note 8 to the consolidated financial statements.

A demand note payable by the Company to a third party of $500,000, bearing interest at the prime rate plus 2% is due on or before July 31, 2006. In addition, the Company issued a note payable in the amount of $100,000, which was repaid on January 14, 2005.

Results Of Operations

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the information included in Part I, Item 4 of this report under the captions “Products in Development” and “Research and Development of New Products” for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors in Part I, Item 3 of this report for a discussion of the management and investment issues that affect the Company and our industry.

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

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.1 million as of December 31, 2005, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations 2005

Selected Annual Information	2005	2004	2003

Total Revenues	$426,282	$321,948	$200,132

Net Loss	$(3,584,528)	$(3,745,625)	$(4,354,288)

Loss per share (basic & diluted)	$(0.14)	$(0.15)	$(0.18)

Total Assets	$3,719,039	$4,066,021	$4,002,862

Quarterly Results 2005	Q1	Q2	Q3	Q4

Total Revenues	$101,931	$117,067	$100,757	$106,527

Net Loss	$(957,677)	$(847,299)	$(958,464)	$(821,088)

Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)

Quarterly Results 2004	Q1	Q2	Q3	Q4

Total Revenues	$58,255	$82,999	$102,325	$78,369

Net Loss	$(963,782)	$(1,142,540)	$(695,031)	$(944,272)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.03)	$(0.04)

Results of Operations – 2005 compared to 2004

Net losses were $821,088, or $0.03 per share, for the quarter and $3,584,528, or $0.14 per share, for the year ended December 31, 2005, compared to $944,272, or $0.04 per share, and $3,745,625, or $0.15 per share, respectively, for the corresponding periods in 2004. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2005 were 26,103,704 compared to 25,103,252 for the same period in 2004.

Revenues

Revenues from sales amounted to $106,082 for the quarter and $424,506 for the year ended December 31, 2005, compared with $78,316 for the quarter and $321,895 for the year ended December 31, 2004. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product (increase 31%) and the launch of the AlzheimAlert™ product in Europe (increase 40%) account for the increase in sales. The Company anticipates that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures remained constant at $1,831,591 for the year ended December 31, 2005, compared with $1,861,239 for the year ended December 31, 2004. In 2005, research tax credits amounted to $3,075 compared to $9,358 in 2004. The Company anticipates that research and development expenditures will not increase significantly as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to conduct and finance clinical trials. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $289,612 for the year ended December 31, 2005, in comparison to expenditures of $307,649 for the year ended December 31, 2004 due to a reduction in advertising expenses. The Company anticipates that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses remained relatively constant at $1,202,080 for the year ended December 31, 2005, compared with $1,158,750 in the year ended December 31, 2004. The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2005 expenses (75% in 2004) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2005 or 2004.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $19,990 per month.

Contractual Obligations	Total	Current	2-4 years	5 + years

Rent	$1,101,461	$230,886	$710,653	$159,922

Operating Leases	$44,410	$18,534	$25,250	$626

Total Contractual Obligations	$1,145,871	$249,420	$735,903	$160,548

Recent Accounting Pronouncements

In 2006, the Company will adopt new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to non-monetary transactions, which require non-monetary transactions to be measured at fair-value, subject to certain exceptions. The revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006. The CICA has also issued standards relating to Financial Intruments, Hedges, Comprehensive Income and Equity that will be adopted by the Company on January 1, 2007. In addition, the Financial Accounting Standards Board (“FASB”) recently issued FAS 123R, Share Based Payments, and FAS 154 Accounting Changes and Accounting Corrections. The Company does not expect the adoption of these standards to have a material effect on its financial statements.

Financial Position

Liquidity and Capital Resources

As of December 31, 2005, cash totaled $151,476 and receivables including tax credits totaled $65,796. In October 2004, the Corporation signed a common stock private purchase agreement, whereby an investor was committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 6, 2004. As at December 31, 2005, sixteen drawings were made under this purchase agreement, for total proceeds of $3,485,000. On October 25, 2004, 95,238 common shares were issued at a price of $2.10 per share. On December 14, 2004, 148,699 common shares were issued at a price of $2.69 per share. On December 22, 2004, 78,616 common shares were issued at a price of $3.18 per share. On February 7, 2005, 82,474 common shares were issued at a price of $2.91 per share. On February 22, 2005, 50,676 common shares were issued at a price of $2.96 per share. On March 17, 2005, 51,136 common shares were issued at a price of $2.64 per share. On April 25, 2005, 127,119 common shares were issued at a price of $2.36 per share. On May 24, 2005, 109,489 common shares were issued at a price of $2.74 per share. On June 9, 2005, 95,339 common shares were issued at a price of $2.36 per share. On June 17, 2005, 58,333 common shares were issued at a price of $2.40 per share. On July 15, 2005, 92,437 common shares were issued at a price of $2.38 per share. On August 2, 2005, 98,684 common shares were issued at a price of $2.28 per share. On August 18, 2005, 83,333 common shares were issued at a price of $2.40 per share. On September 26, 2005, 110,619 common shares were issued at a price of $2.26 per share. On October 11, 2005, 72,464 common shares were issued at a price of $2.07 per share. On November 10, 2005, 49,020 common shares were issued at a price of $2.04 per share.

The Company negotiated a new agreement with the same investor on October 21, 2005, under the same terms and conditions of the previous agreement. The Company can draw down $13,000,000 over 24 months under the new agreement. As at December 31, 2005, three drawings were made under this purchase agreement, for total proceeds of $300,000. On November 18, 2005, 49,020 common shares were issued at a price of $2.04 per share. On December 8, 2005, 46,729 common shares were issued at a price of $2.14 per share. On December 14, 2005, 47,847 common shares were issued at a price of $2.09 per share.

The Company can draw down a further $11,900,000 over the remaining 18 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The Company used cash of $2,528,566 in operations in 2005 compared to $3,233,008 in 2004. The Company invested $565,759 in additional capital assets in the year ended December 31, 2005, consisting mostly of patent costs, compared to $406,047 in the same period in 2004.

Results of Operations – 2004 compared to 2003

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

Revenues

Revenues from sales amounted to $78,316 for the quarter and $321,895 for the year ended December 31, 2004, compared with $31,991 for the quarter and $199,217 for the year ended December 31, 2003. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product account for the increase in sales.

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

Research and Development, Patents and Licensees

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the company or licensed to the company through exclusive licensing agreements of patent rights. Over the last three financial years, the company’s major research and development activities were in the following program areas:

•	Diagnostic products for Alzheimer’s disease. The major project in this area, the development and validation of a kit version of our AlzheimAlert™ product for sale to laboratories and hospitals in the U.S. and in the E.U., was completed in 2004. We are currently marketing the kit in Europe under the CE mark. We also provide AlzheimAlert™ as a laboratory testing services through our CLIA-certified clinical reference laboratory in New Jersey. We are seeking FDA approval to sell the kit version of the AlzheimAlert™ test to other laboratories and hospitals in the U.S. We received a non approvable letter for the kit from the FDA in July 2004 and amended our application in response to the issues raised by the FDA. In July 2005 an FDA advisory panel voted 5-2 to recommend non-approval of our application. We anticipate that we will continue to pursue our application with the FDA for marketing approval for the kit version of the AlzheimAlert™ test. At this time, we cannot provide an estimate of the costs and timing to pursue our application with the FDA as it is uncertain at this stage the nature and extent of FDA requirements for approval based on discussions with us.

•	Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH). In 2003, we successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for one treatment candidate, NX-1207, and in 2005 commenced a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial nor estimate the costs of completing this Phase, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. We anticipate that our current financing arrangements are sufficient to allow us to complete this Phase. If there is a favorable outcome of the Phase 2 trial, we anticipate starting a Phase 3 trial in 2006 and filing a New Drug Application (NDA) with the FDA in late 2006 at the earliest. Given the inherent uncertainties with any Phase 2 or Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project. These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

•	Anti-infectives. Our anti-bacterial agent, NXC-4720, which is being developed as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude use from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. In addition, we anticipate that we may partner with a larger company in the food or agricultural sectors in order to finance and conduct field trials and to market any approved product; thus the timing of completion of the regulatory approval of such a product will not likely be within our sole control.

•	Tobacco exposure and other diagnostic tests. We developed and validated NicAlert™, which is an FDA-cleared test for tobacco product use, and TobacAlert™, which is an over-the-counter test for second-hand smoke exposure. These are completed projects with any further research and development costs being related to product improvement and obtaining regulatory approvals where required in order to expand the market for these products. The development of other new diagnostic tests using our patented diagnostic technologies are in early stage development. Because of the early stage of development of these projects, it is not possible to outline the nature, timing or estimated costs of the efforts necessary to complete any of them nor their anticipated completion dates. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the uncertainty whether we will be able to successfully adapt our patented diagnostic technologies to these new diagnostic indicators, whether any new diagnostic tests we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such tests at a commercially competitive price.

•	Therapeutic products for Alzheimer’s disease. We are conducting early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. In addition, given the very high costs of development of a drug for Alzheimer’s disease, we anticipate having to partner with a larger pharmaceutical company to conduct and finance clinical trials. The terms of such a partnership arrangement along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such a drug will likely not be within our sole control. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace. We also have global patent rights to the use of statins in the prevention or treatment of Alzheimer’s disease. Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. We do not anticipate that the results of such trials will be available before 2006. The effect of the results of such trials on this program is uncertain.

•	Oncology products. We are in the early stages of developing therapeutic products for oncological indications. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor its anticipated completion dates. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval.

Research and development expenses allocated to our major research and development programs are as follows:

	Year ending Dec 31, 2005	Year ending Dec 31, 2004	Year ending Dec 31, 2003	Year ending Dec 31, 2002	Year ending Dec 31, 2001	Year ending Dec 31, 2000	Year ending Dec 31, 1999	Total for Periods Presented

Alzheimer's
Disease:	$488,361	$691,183	$779,305	$332,254	$491,051	$657,924	$253,015	$3,693,093
Diagnostics

Alzheimer's
Disease:	$2,866	$282,205	$496,658	$463,182	$528,230	$404,850	$501,685	$2,679,676
Therapeutics

Anti-Infectives	$28,934	$22,224	$24,793	$1,563	$134,098	$313,884	$195,427	$720,923

BPH (Enlarged
Prostate)	$1,018,266	$615,454	$548,064	$523,926	*	*		$2,705,710
Therapeutics*

Tobacco Exposure
Tests:	$67,164	$118,636	$292,692	$308,161	$122,159	$116,872		$1,025,684
NicAlert ™ and
TobacAlert ™

Oncology	$226,000	$131,537	$368,539	$77,000				$803,076

General Research
(BPH					$224,116	$590,702	$186,995	$1,001,813
Therapeutics
Included*)

Total	$1,831,591	$1,861,239	$2,510,051	$1,706,086	$1,499,654	$2,084,232	$1,137,122	$12,629,975

For the earlier periods from 1995 to 1998, the Company did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 1998, the general research expenses included primarily work on the Alzheimer’s diagnostic and therapeutic candidates. The breakdown of research and development costs for these periods is as follows: 1998: $ 2,091,745; 1997 $ 1,775,340; 1996 $ 1,632,370; and 1995 $ 395,770. The total research and development expenditure for the 1995 to 1998 period was $ 5,895,225. Total research and development expenditures to date are $ 18,525,200.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 55, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 42, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office specializing in corporate mergers and acquisitions.  In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 80, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies, in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 49, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 55, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 54, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 51, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Brian Doyle, B.Sc., M.B.A., 51, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent the last 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Compensation

The table below provides compensation information for the fiscal year ended December 31, 2005 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table

Fiscal Year ending Dec. 31, 2005
NAME AND PRINCIPAL POSITION	SALARY	OTHER CASH COMPENSATION
Dr. Paul Averback	CAN$35,000	--
President and C.E.O.	(US$30,146)
Mr. Roy Wolvin	CAN$120,020	--
Secretary-Treasurer	(US$103,376)
Mr. Jack Gemmell	CAN$187,233	--
General Counsel	(US$161,269)
Mr. Brian Doyle	CAN$169,690	--
Global Sales Manager	(US$146,158)
All directors and senior	CAN$511,943	--
management as a group	(US$440,949)

Nymox does not have written employment contracts with any of the senior management named above except Brian Doyle. Directors of Nymox, with the exception of the President and our General Counsel, are paid a fee of $1,000 for each board meeting attendance, $500 for each audit committee attendance and are reimbursed for expenses incurred in connection with their office.

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

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Paul McDonald; the other members are Randall Lanham and Roger Guy.

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

The Human Resources and Compensation Committee consists of the independent directors of the Company. The Chairman of the Committee is Roger Guy; the other members are Randall Lanham and Paul McDonald.

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

The Corporate Governance Committee consists of the independent directors of the Company. The Chairman of the Committee is Randall Lanham; the other members are Paul McDonald and David Morse. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of the Company, including the Company’s corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

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

In its Hasbrouck Heights and St.-Laurent laboratories and offices, for the year 2005, the Company employed on the average sixteen persons with twelve in research and development and four in administration and marketing; for the year 2004, sixteen persons (twelve in research and development and four in administration and marketing); and for the year 2003, eighteen persons (fourteen in research and development and four in administration and marketing).

Share Ownership

As of June 26, 2006, the number of common shares owned or controlled by, and options granted to directors and senior officers of the Corporation were as follows:

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned	Options Vested	Options Not Vested	Exercise Price		Expiry Date M/D/Y
Paul Averback, M.D.	13,115,395	47.3%	500,000	0	$ 3.00		10/24/13
Randall Lanham	0	*	0	0	--		--
Paul McDonald	0	*	0	0	--		--
David Morse	462	*	0	0	--		--
Roger Guy	51,979	*	0	0	--		--
Jack Gemmell	13,725	*	50,000	0	$ 6.93	(CS$10.00)	01/22/09
			25,000	0	$3.875		05/01/10
			25,000	0	$ 1.93		04/22/11
			20,000	0	$ 2.62		09/09/13

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned	Options Vested	Options Not Vested	Exercise Price		Expiry Date M/D/Y
Roy Wolvin	5,000	*	20,000	0	$3.12	(C$4.50)	05/13/09
			5,000	0	$1.93		04/22/11
			5,000	0	$2.62		09/09/13
			50,000	0	$2.82		06/09/16
Brian Doyle	10,000	*	40,000	10,000	$3.75		04/28/13

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of June 26, 2006, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	13,115,395	47.3%
All directors and officers as a group	13,196,561	47.6%

As of June 26, 2006, Dr. Celine Dupuis, Dr. Averback’s wife, owned 848,172 common shares (3.1%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Southpoint Capital Advisors reported on March 20, 2006 that it had dispositive power over 2,681,140 shares of Nymox or approximately 9.7% of Nymox shares.

Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of June 26, 2006, total shares outstanding were 27,710,000. There were 212 holders of record of the common shares and 4,427 beneficial shareholders in total. Of these, 79 were holders of record of the common shares and 3,431 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 10,348,176 shares, representing 37.3 % of the outstanding shares of common stock.

Related Party Transactions

The Company did not have any related party transactions for the years ended December 31, 2003, 2004 or 2005, or for the period from such date through to the date of this report.

ITEM 8. FINANCIAL INFORMATION

In 2005, sales by Nymox Pharmaceutical Corporation’s US company were $346,615 and sales by its Canadian company were $79,667. We refer to Note 13 of the financial statements below.

kpmg

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 2005, 2004 and 2003

[GRAPHIC OMITTED]

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Nymox Pharmaceutical Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

(Signed) KPMG LLP

Chartered Accountants

Montréal, Canada

February 17, 2006 (except as to note 15 (b),
  which is as of June 12, 2006)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Balance Sheets

December 31, 2005 and 2004
(in US dollars)

	2005	2004
Assets
Current assets:
Cash	$151,476	$529,642
Accounts receivable	62,721	51,417
Research tax credits receivable	3,075	42,377
Inventories	74,182	31,499
Prepaid expenses and deposit	--	44,139

	291,454	699,074
Long-term security deposit	35,993	--
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	11,463	25,348
Patents and intellectual property (note 4)	3,310,129	3,271,599

	$3,719,039	$4,066,021

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,704,369	$1,274,447
Accrued liabilities	205,424	150,652
Deferred lease inducement (note 8)	9,576	--
Notes payable (note 5)	500,000	600,000
Deferred revenue	42,202	28,535

	2,461,571	2,053,634
Long-term deferred revenue	10,000	--
Deferred lease inducement (note 8)	35,331	--
Non-controlling interest (note 6)	800,000	800,000
Shareholders' equity:
Share capital (note 7)	39,488,350	36,553,350
Warrants and options (note 7 (f))	--	55,384
Additional paid-in capital (note 7 (f))	626,525	554,921
Deficit	(39,702,738)	(35,951,268)

	412,137	1,212,387
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$3,719,039	$4,066,021

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD   Director

/s/ Hans Black, MD   Director

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Revenues:
Sales	$424,506	$321,895	$199,217
Interest	1,776	53	915

	426,282	321,948	200,132
Expenses:
Research and development	1,831,591	1,861,239	2,510,051
Less research tax credits	(3,075)	(9,358)	(33,019)

	1,828,516	1,851,881	2,477,032
General and administrative	1,202,080	1,158,750	1,311,311
Marketing	289,612	307,649	197,435
Cost of sales	207,344	185,567	123,463
Depreciation of property and equipment	13,885	33,708	38,774
Amortization of patents and intellectual
property	425,562	398,853	360,857
Write-down of equipment	--	89,254	15,307
Interest and bank charges	43,811	41,911	30,241

	4,010,810	4,067,573	4,554,420

Net loss	$(3,584,528)	$(3,745,625)	$(4,354,288)

Basic and diluted loss per share (note 10)	$(0.14)	$(0.15)	$(0.18)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Deficit

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Deficit, beginning of year	$(35,951,268)	$(31,326,826)	$(26,742,308)
Adjustment to reflect change in accounting
for amortization of patents (note 2 (c))	--	(119,714)	(129,125)
Adjustment to reflect adoption of fair value
for employee stock options (note 2 (h))	--	(548,164)	--

Deficit, beginning of year, restated	(35,951,268)	(31,994,704)	(26,871,433)
Net loss	(3,584,528)	(3,745,625)	(4,354,288)
Share issue costs	(166,942)	(210,939)	(220,819)

Deficit, end of year	$(39,702,738)	$(35,951,268)	$(31,446,540)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Cash flows from operating activities:
Net loss	$(3,584,528)	$(3,745,625)	$(4,354,288)
Adjustments for:
Depreciation of property and equipment	13,885	33,708	38,774
Amortization of patents and intellectual
property	425,562	398,853	360,857
Stock-based compensation	16,220	16,220	--
Write-down of equipment	--	89,254	15,307
Amortization of lease inducement	(3,194)	--	--
Changes in operating assets and liabilities:
Accounts receivable	(11,304)	(23,914)	73,861
Research tax credits receivable	39,302	(9,358)	14,146
Inventories	(42,683)	35,048	(13,339)
Prepaid expenses	8,146	(11,639)	(15,000)
Accounts payable and accrued liabilities	586,361	(38,160)	339,264
Deferred revenue	23,667	22,605	(50,000)

	(2,528,566)	(3,233,008)	(3,590,418)
Cash flows from financing activities:
Proceeds from issuance of share capital	2,935,000	3,674,033	4,096,000
Share issue costs	(166,942)	(210,939)	(220,819)
Proceeds from notes payable	--	100,000	300,000
Repayment of notes payable	(100,000)	--	(344,872)
Proceeds from lease inducement	48,101	--	--

	2,716,159	3,563,094	3,830,309
Cash flows from investing activities:
Additions to property and equipment	--	(15,149)	(1,949)
Additions to patent costs	(565,759)	(390,898)	(292,968)

	(565,759)	(406,047)	(294,917)

Net decrease in cash	(378,166)	(75,961)	(55,026)
Cash, beginning of year	529,642	605,603	660,629

Cash, end of year	$151,476	$529,642	$605,603

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$31,993	$30,101	$30,241
(b) Non-cash transactions:
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	325,503	427,170	182,145

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
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

Years ended December 31, 2005, 2004 and 2003
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

In 2004, the Corporation amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change was applied retroactively and decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

(d)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

2.	Significant accounting policies (continued):

(e)	Revenue recognition:

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

Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

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

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

2.	Significant accounting policies (continued):

(g)	Foreign currency translation (continued):

Foreign exchange gains included in the consolidated statements of operations for fiscal 2005 amounted to $32,243 (2004 — $10,279; 2003 — $16,615).

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

Years ended December 31, 2005, 2004 and 2003
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

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

3.	Property and equipment:

			2005
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$412,374	$3,834
Computer equipment	23,652	16,023	7,629
Office equipment and fixtures	88,560	88,560	--

	$528,420	$516,957	$11,463

			2004
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$431,037	$416,362	$14,675
Computer equipment	29,344	18,807	10,537
Office equipment and fixtures	88,950	88,814	136

	$549,331	$523,983	$25,348

During 2004, the Corporation wrote down equipment of $89,254 that was no longer being used (2003 — 15,307).

4.	Patents and intellectual property:

			2005
	Cost	Accumulated amortization	Net book value
Patent costs	$3,480,024	$1,053,315	$2,426,709
Intellectual property rights acquired	2,222,661	1,339,241	883,420

	$5,702,685	$2,392,556	$3,310,129

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

4.	Patents and intellectual property (continued):

			2004
	Cost	Accumulated amortization	Net book value
Patent costs	$3,015,932	$848,609	$2,167,323
Intellectual property rights acquired	2,222,661	1,118,385	1,104,276

	$5,238,593	$1,966,994	$3,271,599

The estimated aggregate amortization expense for each of the next five years is approximately $375,000 per year.

5.	Notes payable:

	2005	2004
Note payable from a shareholder-related company, non-interest bearing,
due on or before January 14, 2005	$--	$100,000
Notes payable, bearing interest at the prime rate plus 2%, due on or
before July 31, 2006	500,000	500,000

	$500,000	$600,000

During the year, the maturity dates of notes payable in the amount of $500,000 outstanding at December 31, 2004 were extended from June 30, 2005 to July 31, 2006.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
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

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2005	2005
Authorized:
An unlimited number of common shares
Issued and outstanding:
26,728,781 common shares (2004 - 25,504,062 shares)	$39,488,350	$36,553,350

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars
Issued and outstanding, December 31, 2003	24,401,159	$32,503,600
Issue of common shares under common stock private
purchase agreements (b) (c)	1,080,462	3,670,000
Issue pursuant to the exercise of warrants (b):
For cash	1,090	4,033
Ascribed value from other capital and
cashless exercise	21,351	375,717

Balance, December 31, 2004	25,504,062	36,553,350
Issue of common shares for cash under common
stock private purchase agreements (b) (c)	1,224,719	2,935,000

Balance, December 31, 2005	26,728,781	$39,488,350

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(b)	Private placements and other:

In 2005, the Corporation completed private placements for 1,224,719 common shares and received aggregate proceeds of $2,935,000. In 2004, the Corporation completed private placements for 1,080,462 common shares and received aggregate proceeds of $3,670,000. The share issue costs related to these private placements have been charged against the deficit.

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

In August 2004, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In October 2005, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

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

In 2005, the Corporation issued 1,224,719 common shares to the Purchaser for aggregate proceeds of $2,935,000 under the agreements. At December 31, 2005, the Corporation can require the Purchaser to purchase up to $12,700,000 of common shares over the remaining 21 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(d)	Warrants:

The Corporation has issued the following warrants to purchase common shares:

Warrants	Exercise price per share	Issued	Exercised to date	Expired	Outstanding at December 31, 2005	Expiry
Series E	$4.53	200,000	--	200,000	--	November 30, 2004
Series F	$4.06	160,000	--	160,000	--	November 30, 2004
Series G	$3.70	115,662	109,879	5,783	--	January 8, 2005
Series H	$9.38	66,667	--	66,667	--	March 6, 2004
Series I	$7.81	26,667	--	26,667	--	March 6, 2004
Series J	$3.70	42,864	23,151	19,713	--	July 31, 2005

		611,860	133,030	478,830	--

(e)	Stock options:

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

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price
Balance, December 31, 2003	2,130,500	$4.05
Expired	(319,000)	5.15

Balance, December 31, 2004 and 2005	1,811,500	$3.86

At December 31, 2005, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
210,000	210,000	$ 2.25	January 17, 2006
10,000	10,000	9.53	January 17, 2006
10,000	10,000	6.79	January 17, 2006
20,000	20,000	6.93	January 17, 2006
50,000	50,000	7.97	April 30, 2006
10,000	10,000	11.60	August 13, 2006
10,000	10,000	6.24	August 13, 2006
30,000	30,000	6.93	August 13, 2006
4,500	4,500	6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
45,000	45,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
250,000	250,000	3.88	May 1, 2010
50,000	50,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
10,000	10,000	2.21	January 16, 2011
35,500	35,500	1.93	April 23, 2011
100,000	100,000	4.00	November 1, 2011
1,500	1,500	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
50,000	30,000	3.75	April 28, 2013
38,000	38,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013

1,811,500	1,791,500	$ 3.86

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(f)	Changes in “warrants and options” and “additional paid-in capital” were as follows:

	Warrants and options	Additional paid-in capital
Balance, December 31, 2003 and 2002	$336,438	$85,200
Stock-based compensation:
Initial adoption of fair value method (note 2 (h))	--	548,164
Current year's expense	--	16,220
Ascribed value to share capital	(281,054)	(94,663)

Balance, December 31, 2004	55,384	554,921
Stock-based compensation	--	16,220
Expiry of warrants	(55,384)	55,384

Balance, December 31, 2005	$--	$626,525

The carrying amount of 25,496 warrants, that expired in 2005, in the amount of $55,384, was reclassified to additional paid-in capital.

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years are as follows:

2006	$249,420
2007	243,282
2008	239,251
2009	244,372
2010	169,546

$1,145,871

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

8.	Commitments and contingencies (continued):

(a)	Operating leases (continued):

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Company received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the lease. At December 31, 2005, the remaining deferred lease inducement was $44,907, of which $9,576 has been classified in current liabilities and $35,331 has been classified as long-term.

(b)	Contingency:

During the period ended June 30, 2005, the Corporation received proposed notices of assessments relating to its 2001 and 2002 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years by an aggregate of $174,995, of which $63,966 was previously refunded to the Corporation. The remaining credits of $111,029 were non-refundable but available to reduce future federal income taxes payable over the carryforward period to 2011. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes:

Details of the components of income taxes are as follows:

	2005	2004	2003
Loss before income taxes:
Canadian operations	$(3,094,941)	$(3,121,170)	$(3,569,924)
U.S. operations	(489,587)	(624,455)	(784,364)

	(3,584,528)	(3,745,625)	(4,354,288)
Basic income tax rate	31%	31%	33%

Income tax recovery at statutory rates	(1,111,204)	(1,162,000)	(1,437,000)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,111,204	1,162,000	1,437,000
Effect of increase in provincial tax rates:
Increase in future tax asset	552,000	--	--
Increase in valuation allowance	(552,000)	--	--

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2005	2004
Future tax assets:
Non-capital losses	$10,355,000	$9,695,000
Scientific research and experimental development
expenditures	1,013,000	948,000
Foreign exchange	657,000	466,000
Property and equipment and patents	424,000	371,000
Share issue costs	134,000	139,000

	12,583,000	11,619,000
Less valuation allowance	(12,122,000)	(11,082,000)

	461,000	537,000
Future tax liabilities:
Intellectual property rights	(274,000)	(343,000)
Investment tax credits	(187,000)	(194,000)

	(461,000)	(537,000)

Net future tax asset	$--	$--

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes (continued):

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2006	$3,039,000	$3,028,000
2007	3,661,000	3,593,000
2008	2,613,000	2,613,000
2009	3,219,000	3,183,000
2010	3,509,000	3,459,000
2014	3,756,000	3,740,000
2015	3,655,000	3,651,000
Scientific research and development expenditures:
(Indefinitely)	2,557,000	5,032,000

The Corporation also has investment tax credits available in the amount of approximately $641,000 to reduce future years' Canadian federal taxes payable. These credits expire as follows:

2006	$238,000
2007	128,000
2008	4,000
2009	9,000
2010	20,000
2011	75,000
2012	65,000
2013	59,000
2014	19,000
2015	24,000

$641,000

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes (continued):

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $10,005,000 which expire as follows:

2010	$51,000
2011	1,029,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	217,000

$10,005,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

The reconciliation between basic and diluted earnings per share is as follows:

	2005	2004	2003
Basic:
Basic weighted average number of
common shares outstanding	26,080,470	24,924,674	23,669,852

Basic loss per share	$(0.14)	$(0.15)	$(0.18)

Diluted:
Basic weighted average number
of common shares outstanding	26,080,470	24,924,674	23,669,852
Plus impact of stock options and
warrants (1)	23,234	178,578	102,006

Diluted common shares	26,103,704	25,103,252	23,771,858

Diluted loss per share	$(0.14)	$(0.15)	$(0.18)

(1)	The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2005, 2004 and 2003.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 1,518,000 stock options which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2004 — 409,500 options and 293,334 warrants; 2003 — 1,623,000 options and 453,334 warrants).

(b)	Stock-based compensation:

No options were granted by the Corporation in 2005 and 2004. The Corporation recorded total stock-based compensation of $16,220 in 2005 (2004 — $16,220), which is included in marketing expenses on the consolidated statement of operations. Stock-based compensation in fiscal 2005 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options and warrants issued to employees after January 1, 2002, the net loss and related loss per share figures would be as follows:

2003

Reported net loss	$(4,354,288)
Pro forma adjustments to compensation expense	(494,964)

Pro forma net loss	$(4,849,252)

Pro forma loss per share:
Basic	$(0.20)
Diluted	(0.20)

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

2003
Risk-free interest rate	4.27%
Expected volatility	40%
Expected life in years	5
Dividend yield	0%

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
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

Years ended December 31, 2005, 2004 and 2003
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

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2005	2004	2003
Net loss, Canadian GAAP	$(3,584,528)	$(3,745,625)	$(4,354,288)
Adjustments:
Stock-based compensation - options
granted to employees (b) (i)	16,220	16,220	--
Stock-based compensation - options
granted to non-employees (b) (ii)	(41,140)	(41,140)	(41,140)

Net loss, U.S. GAAP	$(3,609,448)	$(3,770,545)	$(4,395,428)

Loss per share, U.S. GAAP	$(0.14)	$(0.15)	$(0.19)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2005	2004	2003
Shareholders' equity, Canadian GAAP	$412,137	$1,212,387	$1,478,698
Adjustments:
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,384,003)	(1,342,863)
Additional paid-in capital	1,477,706	1,436,566	1,395,426
Change in reporting currency (iii)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders' equity, U.S. GAAP	$402,028	$1,202,278	$1,468,589

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
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

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss under US GAAP required to reconcile to the comprehensive loss.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
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

	Cumulative since the date of inception of the Corporation to December 31, 2005	Cumulative since the date of inception of the Corporation to December 31, 2004
Revenues:
Sales	$1,969,844	$1,545,338
Interest revenue	510,398	508,622
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	18,953,671	17,122,080
Other expenses	21,974,602	19,792,307
Cash inflows (outflows):
Operating activities	(34,234,103)	(31,753,638)
Investing activities	(2,984,622)	(2,418,863)
Financing activities	37,370,202	34,702,143

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
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

Years ended December 31, 2005, 2004 and 2003
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

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1998
brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	19,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	--	3,674,033
Net loss	--	--	--	(3,770,545)	(3,770,545)
Share issue costs	--	(210,939)	--	--	(210,939)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2004
carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	1,202,278

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004
brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278
Year ended December 31,
2005:
Common shares issued	1,224,719	2,935,000	--	--	2,935,000
Net loss	--	--	--	(3,609,448)	(3,609,448)
Share issue costs	--	(166,942)	--	--	(166,942)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2005	26,728,781	$38,759,373	$1,101,989	$(39,459,334)	$402,028

(2)	Stock-based compensation:

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

		2005	2004	2003
Net loss	As reported (US GAAP)	$(3,609,448)	$(3,770,545)	$(4,395,428)
	Deduct: stock-based
	employee
	compensation cost,
	net of taxes of nil,
	under SFAS 123	(16,220)	(16,220)	(662,994)

	Pro-forma	$(3,625,668)	$(3,786,765)	$(5,058,422)

Loss per share	As reported (US GAAP)	$(0.14)	$(0.15)	$(0.19)
	Pro-forma	(0.14)	(0.15)	(0.21)

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(2)	Stock-based compensation (continued):

No stock options were granted in 2005 and 2004. Stock-based compensation under FAS 123 for the years presented above is based on options granted in 2003 as described in note 10 (b).

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of: 2003 — 4.27%, dividend yield of 0%, expected volatility of: 2003 — 40%; and expected life of 5 years.

(e)	Recent accounting pronouncements:

In 2006, the Company will adopt new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to non-monetary transactions, which require non-monetary transactions to be measured at fair value, subject to certain exceptions. The revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006. The CICA has also issued standards relating to Financial Instruments, Hedges, Comprehensive Income and Equity that will be adopted by the Company on January 1, 2007. In addition, the Financial Accounting Standards Board (“FASB”) recently issued FAS 123R, Share Based Payments, and FAS 154 Accounting Changes and Accounting Corrections.

The Company does not expect the adoption of these standards to have a material effect on its financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States
Revenues:
2005	$79,667	$346,615
2004	2,855	319,093
2003	3,231	196,901
Net loss:
2005	(3,035,837)	(548,691)
2004	(3,121,170)	(624,455)
2003	(3,569,924)	(784,364)
Property and equipment, patents and intellectual property:
2005	3,072,345	249,247
2004	3,066,234	230,713
Total assets:
2005	3,251,683	467,356
2004	3,402,735	663,286

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2005	2004	2003
Customer A	36%	33%	15%
Customer B	--	--	25%

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

15.	Subsequent events:

(a)	In January and February 2006, the Corporation issued 358,762 common shares for aggregate proceeds of $700,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).

(b)	In March, April and May 2006, the Corporation issued 622,921 common shares for aggregate proceeds of $2,250,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW

2001	$4.910	$1.750
2002	$5.750	$2.800
2003	$4.400	$2.360
2004	$5.250	$1.890
2005	$3.250	$1.550

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2004	1st Quarter	$5.250	$3.460
	2nd Quarter	$4.680	$2.540
	3rd Quarter	$3.670	$1.890
	4th Quarter	$3.430	$1.970
2005	1st Quarter	$3.250	$1.960
	2nd Quarter	$3.000	$2.000
	3rd Quarter	$2.920	$1.550
	4th Quarter	$2.450	$1.910

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW

January, 2006	$2.060	$1.920
February, 2006	$2.050	$1.920
March, 2006	$4.170	$1.940
April, 2006	$4.200	$3.110
May, 2006	$3.730	$2.460
June, 2006 (through June 26, 2006)	$2.870	$2.680

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

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2004 was CDN$237 million and in 2005 CDN$250 million. For 2006 the Review Threshold is CDN$265 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Company is a party, for the two years ended June 26, 2006.

1.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited October 21, 2005. This agreement established a financing commitment for $13 million over a twenty-four month period starting October 21, 2005. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited October 6, 2004. This agreement established a financing commitment for $13 million over a twenty-four month period starting October 6, 2004. This agreement was replaced by the new agreement above on October 21, 2005.

3.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited August 25, 2003. This agreement established a financing commitment for $12 million over a twenty-four month period starting August 25, 2003. This agreement was replaced by the new agreement above on October 6, 2004.

4.	The Research and License Agreement between Rhode Island Hospital and Nymox Corporation dated May 20, 1999. Under this agreement, Nymox sponsors the research of two principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, pertaining to the use of neural thread protein diagnostic or therapeutic purposes in return for licensing rights to and patents arising out of this research. Current obligations to fund the research ended March 1, 2005. Licenses granted to Nymox under this agreement remain in full force and effect.

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

Dividends and gains on sale. Except as described below with respect to the “passive foreign investment company” rules, dividends paid by Nymox to a U.S. Holder, without reduction for Canadian withholding taxes, will be taxed for U.S. federal income tax purposes at recently enacted lower rates applicable to certain qualified dividends. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by Nymox generally will be taxed at the preferential tax rates applicable to long-term capital gains (where the maximum federal rate is 15%) if (a) Nymox is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend). Nymox currently meets the definition of a QFC because its common shares are readily tradable on The Nasdaq SmallCap Market, an established securities market in the United States, provided that Nymox is not a “passive foreign investment company” (as described below) for the taxable year during which Nymox pays a dividend or for the preceding taxable year. If Nymox is not a QFC, a dividend paid by Nymox to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2005. It is not possible to express an opinion as to whether or not Nymox is or will be a PFIC during its current taxable year or future taxable years. Nymox intends to notify its U.S. Holders within 45 days after the end of the taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

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

Documents on Display

Nymox is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the company files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates.

We are required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. This material includes the company’s Management Information Circular for the most recent annual meeting, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans. Additional financial information is provided in our annual financial statements and our Management’s Discussion and Analysis relating to these statements. These documents are also accessible on SEDAR (www.sedar.com).

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Nymox Pharmaceutical Corporation, 9900 Cavendish Blvd. Suite 306, St.-Laurent, Quebec, Canada, H4M 2V2, Attention: Investor Relations. Telephone (800) 936-9669. Facsimile (514) 332-2227 EMAIL: info@nymox.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal exposure to market risk relates to changes in interest rates. As of December 31, 2005, we have cash flow exposure to the changing interest rates on notes payable, bearing interest at the prime rate plus 2%, in the amount of $500,000. The maturity dates on notes payable in the amount of $500,000 outstanding at December 31, 2005 were extended from December 31, 2005 to July 31, 2006. Notes payable in the amount of $100,000 were repaid on January 12, 2005.

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

    (b)        Changes in Internal Controls over Financial Reporting. There were no significant changes in the Company’s internal controls over financial reporting or other factors during the period covered by this report that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Paul McDonald, the Chairman of our Audit Committee, is an audit committee financial expert and is an independent director under the applicable listing rules of the Nasdaq Stock Market.

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

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2005 and 2004, we paid the following fees for professional services to KPMG LLP:

	2005	2004
	(CAN$)
Audit Services	107,000	75,850
Audit-Related Services	6,000	5,000
Tax Services	14,000	9,000
Other Services	0	0

Total	127,000	89,850

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. KPMG and our management report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements identified below are included in Item 8 of this report and are incorporated by reference in this item.

At and for the year ended December 31, 2005: Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Notes

At and for the year ended December 31, 2004: Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Notes

At and for the year ended December 31, 2003: Consolidated Statement of Operations and Deficit Consolidated Statements of Cash Flows Notes

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following exhibits are included with or incorporated by reference into this report.:

Exhibit No.	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company's F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company's 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company's 6-K Report filed with the Commission on November 15, 2004).
4(n)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005.
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company's Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company's Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf .

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
/S/ Paul Averback
Paul Averback
Title: President

Date: June 30, 2006

EXHIBIT INDEX

NYMOX PHARMACEUTICAL CORPORATION

Form 20-F Annual Report

Exhibit No.	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form 20-F filed with the Commission December 9, 1996)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company's Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company's Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company's F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company's 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company's 6-K Report filed with the Commission on November 15, 2004).
4(n)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005.
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company's Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company's Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002