Form 20-F
period 2006-12-31
NYMOX PHARMACEUTICAL CORP
filed 2007-06-26
CIK 1018735

Form 20–F

[ ]	Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or
[X]	Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2006
or
[ ]	Transition Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
or
[ ]	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this Shell Company Report from to

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

28,322,253 shares as of December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act of 1934

Yes [   ]                      No [X]

If this is a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]                       No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]                       Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]                      No [X]

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars (1))

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
CANADIAN GAAP
Current Assets	$379,194	$291,454	$699,074	$747,672	$862,366
Property & Equipment	7,839	11,463	25,348	133,161	185,293
Patents & Intellectual Property	3,477,819	3,310,129	3,271,599	3,034,529	3,223,498
Total Assets	3,970,845	3,719,039	4,066,021	4,022,862	4,358,657
Total Liabilities	2,144,312	2,506,902	2,053,634	1,724,164	1,471,727
Share Capital	44,443,350	39,488,350	36,553,350	32,503,600	28,407,600
Shareholder’s Equity	1,026,533	412,137	1,212,387	1,478,698	2,086,930
Total Revenues	442,861	426,282	321,948	200,132	361,748
Sales	437,440	424,506	321,895	199,217	356,162
Research & Development Expenditures(2)	2,541,096	1,828,516	1,851,881	2,477,032	1,689,430
Net Loss	4,893,685	3,584,528	3,745,625	4,354,288	3,412,609
Loss per Share (basic & diluted)	$0.18	$0.14	$0.15	$0.18	$0.15
Weighted Avg. No. of Common Shares	27,644,749	26,080,470	24,924,674	23,669,852	22,651,639
U.S. GAAP(3)
Net Loss	$4,893,685	$3,609,448	$3,770,545	$4,395,428	$3,453,749
Loss per Share	0.18	0.14	0.15	0.19	0.15
Shareholder’s Equity	$1,016,424	$402,028	$1,202,278	$1,468,589	$1,947,696

(1)	Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. Reference is made to note 2(g) of the consolidated financial statements.

(2)	We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(3)	Reference is made to Note 12 of Nymox’s audited financial statements as at and for the years ended December 31, 2006, 2005 and 2004 for a reconciliation of differences between Canadian and U.S. GAAP.

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

Our clinical trials for our therapeutic products in development, such as NX-1207, may not be successful and we may not receive the required regulatory approvals necessary to commercialize these products

Products requiring regulatory approval, such as NX-1207, will be approved for commercial sale only if governmental regulatory authorities are satisfied that our clinical trials are properly designed and conducted and that the results of those trials provide valid and acceptable evidence that the product is safe and effective for the conditions or diseases it is intended to treat. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes and failure can occur at any stage of testing. Results attained in pre-clinical testing or in early clinical trials may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates. Failure to obtain such approval could cause the price of our shares to decline and adversely affect our business, operations, product development programs and financial condition.

Our clinical trials for our therapeutic products, such as NX-1027, may be delayed, making it impossible to achieve anticipated development or commercialization timelines

Delays in the initiation, conduct or completion of clinical trials are not uncommon. If one or more of our clinical trials is delayed, we may not unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline, increase clinical trial and product development costs, and affect the company’s business, operations, product development programs and financial condition.

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

A setback in any of our clinical trials would likely cause a drop in the price of our shares

We successfully completed a Phase 2 U.S. multi-center, double-blind, placebo-controlled Phase 2 trial for NX-1207, our drug candidate for the treatment of enlarged prostate (benign prostatic hyperplasia or BPH). The clinical testing of drug candidates is fraught with uncertainties and positive results from earlier clinical trials may not be repeated in later trials. As well, government regulators such as the U.S. Food and Drug Administration, or FDA, may require additional testing or further documentation relating to the preclinical testing, clinical studies, manufacturing or other issues at any time. These requirements may result in substantial delays in obtaining regulatory approval or make obtaining such approval much more difficult. Setbacks in any phase of the clinical development of our product candidates could have a negative impact on our business, operations, product development programs and financial condition, could jeopardize FDA or other regulatory approval and would likely cause a drop in the price of our shares.

We may not be able to make adequate arrangements with third parties for the commercialization of our product candidates, such as NX-1207

In order to commercialize our product candidates successfully, we intend, on a product-by-product basis, either to make arrangements with third parties to perform some or all of these services or to expand our existing sales, marketing and distribution capabilities. We currently have limited sales and marketing capabilities and limited experience in developing, training or managing a large marketing or sales force. We currently rely primarily upon distributors for the sales of our existing products. The cost of establishing and maintaining a larger sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies. We may make arrangements with third parties to market and sell some or all of our products under development in certain territories, rather than establish our own sales force. We may not be able to do so on favorable terms. If we contract with third parties for the sales and marketing of our products, our revenues will depend upon the efforts of these third parties, whose efforts may not be successful.

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

We may not achieve our projected development goals in the time frames we announce and expect

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

Even if we obtain regulatory approvals for our product candidates, we will be subject to stringent ongoing government regulation

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of $4.3 million in 2003, $3.7 million in 2004, $3.6 million in 2005 and $4.9 million in 2006. As of December 31, 2006, Nymox’s accumulated deficit was $44.9 million.

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

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $3.5 — 5 million per year over the next year through our current cash position and additional financing, including draw downs through our common stock private purchase agreement with Lorros-Greyse Investments, Inc. Clinical trials will substantially increase cash requirements. We anticipate being able to meet these requirements as they arise. We plan to raise capital either through a new round of financing and/or through partnering with a major pharmaceutical company. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

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

We currently market AlzheimAlert™ as a clinical reference laboratory service provided by our government inspected clinical reference laboratory in New Jersey. Physicians send us urine samples from their patients to our laboratory where the AlzheimAlert™ test is performed and the results are reported back to the physicians. A clinical laboratory test like AlzheimAlert™ does not require approval from the United States Food and Drug Administration (FDA). Our laboratory is regulated by the Centers for Medicare & Medicaid Services (CMS) under the Clinical Laboratory Improvement Amendments (CLIA) and is subject to inspection and certification. In addition, individual states like New York and Florida have their own requirements for reference laboratories like ours that offer diagnostic services. In addition, the FDA has its own regulations governing in vitro diagnostic products, including some of the reagents used in clinical reference laboratories. Any changes in CMS or state law requirements or in the FDA regulations could have a detrimental impact on our ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

We have developed a diagnostic kit based on AlzheimAlert™ for sale to third parties. We will require prior approval from the FDA before we can market, distribute or sell this product in the United States. In 2005, an FDA advisory panel voted 5-2 against recommending approval of our premarket approval application for the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company continues to pursue kit development and approval. We cannot predict with any certainty when or if FDA approval will be forthcoming and we anticipate that more clinical testing and further documentation will be required before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

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

We currently sell NicAlert™ and TobacAlert™ as tests for tobacco product use and exposure and for research use. In October, 2002, we received 510(k) clearance from the U.S. Food and Drug Administration for our NicAlert™ product for medical uses. In January, 2006, we announced the certification of the urine-based version of NicAlert™ with a CE Mark making it eligible for sale in the European Union and in May, 2006 the certification of the saliva-based version of NicAlert™ with a CE Mark. In September, 2003, Nymox launched TobacAlert™ for nonmedical testing for second hand smoke exposure in the U.S.

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. On September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of N-1207, our lead candidate for the treatment of benign prostatic hyperplasia (BPH), a common disorder of older men. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly in the field of Alzheimer’s disease where there is a large unmet need for an effective treatment. Currently there are five drugs with similar mechanisms of action approved for sale in the United States (Aricept®, Cognex®, Exelon®, Razadyne® and Namenda™). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness. Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer’s disease. Treatment candidates under development include:

•	vaccines for Alzheimer’s disease. Companies with vaccines under development include Wyeth, Elan Pharmaceuticals, Merck and Novartis.

•	enzyme-blocking therapies intended to block the production of the protein found in the senile plaques characteristic of Alzheimer’s disease. A number of pharmaceutical and biotechnology companies including Wyeth, Elan, and Eli Lilly are working on such therapies.

•	drugs aimed at reducing, blocking or clearing the aggregation or accumulation of the protein found in senile plaques. A number of pharmaceutical and biotechnology companies including Neurochem, Wyeth, Elan, Roche Pharmaceuticals, Myriad Genetics and Prana Biotechnology are working on such therapies.

•	memory enhancing compounds from Debiopharm, Athenagen, Neuro-Hitech, Cortex Pharmaceuticals and Helicon Therapeutics among others.

There is also ongoing research into possible methods of preventing Alzheimer’s disease such as taking certain cholesterol-lowering drugs called statins, estrogen replacement therapies, anti-oxidants such as vitamin E and ginkgo biloba or anti-inflammatory drugs such as ibuprofen (e.g., Advil® or Motrin®). The successful development of a treatment or method of preventing Alzheimer’s disease could significantly impact on our ability to develop or market a competing treatment for Alzheimer’s disease.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of several hundred patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has nineteen patents issued or allowed and thirteen patent applications pending relating to its technology. Our subsidiary, Serex, Inc. has eleven patents.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. government recently added insurance coverage to help pay for prescription drugs to Medicare, the federal health insurance program for people 65 and older (and for younger people with disabilities). The U.S. Federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. Such changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our AlzheimAlert™ product. These changes can seriously impact the potential for growth for the market for AlzheimAlert™, either favorably when the decision is to offer broad coverage for our test at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 29,166,924 common shares of Nymox issued and outstanding as of June 22, 2007. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. In addition, 1,818,500 share options are outstanding, all of which are currently vested. Expiry dates for Nymox options range from 8 months to 9 years (see note 7(c) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Nymox was incorporated under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer’s disease. Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation operates our certified clinical reference laboratory where our AlzheimAlert™ test is performed, and conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

Nymox’s principal executive offices are located at:

Nymox Pharmaceutical Corporation 9900 Cavendish Boulevard, Suite 306 St. Laurent, Quebec, Canada, H4M 2V2 Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System 111 Eighth Avenue, 13th Floor New York, NY, 10011

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

Acquisition of a Majority Interest in Serex, Inc.

In March 2000, we acquired a controlling interest in Serex, Inc., a privately held diagnostic company based in New Jersey and now own approximately 99% of its common stock.

Serex’s patented diagnostic technologies include its particle valence technology, a unique, highly sensitive, new method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. This technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use. Our NicAlert™ and TobacAlert™ employ this technology to measure levels of one of the metabolic products of nicotine in human urine, in order to determine whether a person is using or has been exposed to a tobacco product. NicAlert™ and TobacAlert™ are currently being distributed by Nymox, drugstore.com and Jant Pharmacal Corporation.

Products

NicAlert™ for Tobacco Product Use and TobacAlert™ for Second-Hand Smoke Exposure

Nymox markets NicAlert™ and TobacAlert™, which are inexpensive, simple-to-use test strips for determining whether a person is using tobacco products (NicAlert™) or has been recently exposed to second-hand smoke (TobacAlert™). Both NicAlert™ and TobacAlert™ employ Serex, Inc.‘s patented technology to provide an accurate read-out of levels of cotinine, a by-product of the body’s breakdown of nicotine and generally regarded as the best indicator of tobacco exposure for smokers and nonsmokers. The technology can be used with saliva as well as urine samples in order to detect tobacco product use. NicAlert™ and TobacAlert™ do not require instruments or special training to use and offer a quick, convenient means to test on-site whether a person, such as a child, teenager, student athlete or insurance applicant, is using a tobacco product or has been exposed to second-hand smoke.

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

NicAlert™ received clearance from the U.S. Food and Drug Administration (FDA) in October 2002 for medical use to determine if an individual has been exposed to tobacco products. In January, 2006, Nymox announced the certification of the urine-based version of NicAlert™ with a CE Mark making it eligible for sale in the European Union and in May, 2006 the certification of the saliva-based version of NicAlert™ with a CE Mark. In September, 2003, Nymox launched TobacAlert™ for nonmedical testing for second hand smoke exposure in the U.S.

We market the NicAlert™ and TobacAlert™ tests through our own marketing arm and distributors in North America, Europe and Asia. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S., the U.K., and Spain for these products. TobacAlert™ is also available online at www.drugstore.com.

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as Lab One, LabCorp, and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as Orasure Techologies Inc. and Cozart Bioscience Ltd, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Diagnostic Products Corporation. NicAlert™ and TobacAlert™ also face competition from distributors who supply yes-no smoking status tests such as SmokeCheck, NicQuick, and QuickScreen, from NicCheck I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, from SmokeScreen, a chemical color-based tobacco test being marketed by Mermaid Diagnostics, Ltd. in the United Kingdom, and from carbon monoxide (CO) monitors such as SmokeCheck.

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

AlzheimAlert™ measures the level of a brain protein called neural thread protein (NTP) which is elevated early in Alzheimer’s disease as reported both in the scientific literature and at scientific conferences. Researchers at the Massachusetts General Hospital and Brown University led by Doctors Suzanne de la Monte and Jack Wands first found large amounts of the protein in the brain tissue of patients known to have died with Alzheimer’s disease. Subsequent research led to the characterization of NTP and the gene that produces it. Nymox succeeded in developing a highly sensitive test to detect the presence of NTP in the spinal fluid and, most recently, in the urine of patients with Alzheimer’s disease. Recent studies (J. Neuropathol Exp Neurol (2001; 60: 195-207) Journal of Alzheimer’s Disease (2004; 231-242)) have provided further evidence that increased production of NTP leads to a marked increase in nerve cell death and have shown that the cells subjected to NTP died in a programmed fashion similar to the way the nerve cells in the brains of patients with Alzheimer’s disease die. One of the characteristic signs of Alzheimer’s disease is widespread brain cell loss.

Nymox believes that its AlzheimAlert™ test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer’s disease. A recently published independent peer-reviewed double blind study from 8 prestigious centers across the U.S. found the level of accuracy of the AlzheimAlert™ urine test to be over 90% (Goodman I et al., “A multi-center blinded prospective study of urine neural thread protein measurements in patients with suspected Alzheimer’s disease,” Journal of the American Medical Directors Association Jan 2007; 8:21-30). This study confirmed earlier company funded trials of its NTP testing technology to date, involving over 500 clinical samples. There can be no assurance that further studies will repeat the same level of success experienced to date.

Other studies published in scientific publications or presented at scientific conferences over the past decade concerning the accuracy of NTP testing as an aid to the diagnosis of Alzheimer’s disease include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104); Journal of Contemporary Neurology (1998; art. 4a); Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226); Alzheimer’s Reports (1999; 2: 327-332), (2000; 3: 177-184), (2001; 4: 61-65) and (2002; 5: 1-6); Neurology (2000; 54: 1498-1504) and (2000; 55: 1068); Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2004; 6(3): 231-42); Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60: 2679-91); Neurology and Clinical Neurophysiology (2002; 1: 2-7); Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) and (1996; 55: 1038-1050), Frontiers in Bioscience (2002; 7: d989-96) and Journal of Clinical Laboratory Analysis (Jan 2007;21:24-33).

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

The U.S. Surgeon General’s Report on Mental Health, released on December 13, 1999, identified the importance and the need for the early detection and diagnosis of Alzheimer’s disease. The report described the current approach to Alzheimer’s disease diagnosis, clinical examination and the exclusion of other common causes of its symptoms, as time- and labor-intensive, costly and largely dependent on the expertise of the examiner. As a result, the illness is currently under-recognized, especially in primary care settings, where most older patients seek care. The report joined other experts writing in the field in recognizing the need for a better, more reliable method for diagnosing the disease in living patients and in particular, the need of a simple, accurate and convenient test that could detect a biochemical change early in patients with Alzheimer’s disease. We believe our AlzheimAlert™ product provides such a test.

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

In the field of Alzheimer’s disease diagnosis, our AlzheimAlert™ test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

•	Athena Diagnostics, Inc. which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer’s disease: a genetic test for the rare cases of familial, early-onset Alzheimer’s disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients. In March 2006, Fisher Scientific International announced that it acquired Athena Diagnostics.
•	Innogenetics NV which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.
•	Applied NeuroSolutions, Inc. currently markets a research test for a variant of a protein in the spinal fluid of patients.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. In June 2004, the Centers for Medicare and Medicaid Services (CMS) approved limited coverage of a Positron Emission Tomography (PET) imaging procedure for helping to more precisely distinguish Alzheimer’s disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute on Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s Disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease. A number of companies, including GE, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease.

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

AlzheimAlert™ is available in the U.S. as a laboratory testing service through the Company’s clinical reference laboratory in New Jersey. The U.S. FDA has not approved the sale of the diagnostic kit version of the AlzheimAlert™ test in the U.S. We cannot predict with any certainty when or if such approval for the kit will be forthcoming and we anticipate that more clinical testing and further documentation will be required before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

Nymox provides its AlzheimAlert™ testing service through its government certified laboratory facilities in Hasbrouck Heights, New Jersey. The Company also manufactures the AlzheimAlert™ kit there for sale in Europe and elsewhere.

Nymox licensed the NTP testing technology in 1997 from Harvard University and the Massachusetts General Hospital as part of a sponsored research and licensing agreement, under which Nymox sponsored the research of the principal investigators, Dr. Suzanne de la Monte and Dr. Jack Wands, into the use of neural thread protein, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patent costs and royalties continue for the life of the patents, which run until November 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are seven issued U.S. patents and two outstanding U.S. patent applications under license and a correspondingly larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement terminated in March 1999, when Dr. de la Monte and Dr. Wands moved to Brown University. Nymox retained the exclusive license to the rights to the NTP-related patents owned by the Massachusetts General Hospital.

Effective March 1999, Nymox entered into a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital. Under the terms of this agreement, Nymox continued to sponsor research of Dr. de la Monte and Dr. Wands, into the uses of neural thread proteins, their antibodies or genes for diagnostic, therapeutic and research purposes and to pay the patent costs for any patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of any such patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license. The sponsored research portion of this agreement expired in March 2005; however, Nymox retains the exclusive license to patent rights on certain NTP-based technology including a license to an issued U.S. patent and to a pending patent application.

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for enlarged prostate (benign prostatic hyperplasia or BPH), using novel compounds. Our lead candidate is NX-1207, which successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. We cannot predict with any certainty what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

In September, 2006, Nymox announced positive efficacy and safety results from the completed multi-center, double-blind, placebo-controlled Phase 2 clinical trial of NX-1207. 43 clinical trial sites across the U.S. and 175 subjects participated in the Phase 2 trial.

Overall, patients treated with NX-1207 showed a total pooled mean improvement of 9.35 points in the primary outcome endpoint of AUA Symptom Score values, a standardized measurement of BPH symptoms used to evaluate the effectiveness of treatments for BPH. This total mean improvement for NX-1207 treatment reached statistical significance when compared with the placebo control (p=.017). The mean improvements in AUA Symptom Score for each of the 3 doses used in the trial ranged from 8.10 to 11.03 points with statistical significance measures of p=.0076 to 0.17. Published studies of currently approved drugs for BPH show AUA Symptom Score improvement in the 3.5 to 5 point range. The treated subjects also showed an overall significant reduction in mean prostate volume (secondary outcome) of 11.7% (6.84 grams; p=.02).

The results of the trial demonstrated an excellent safety and side effect profile for NX-1207. Subjects treated with NX-1207 had no serious side effects. In particular, patients given NX-1207 had no (0%) significant sexual side effects.

The Phase 2 study confirmed earlier positive and safety data for NX-1207 from earlier Phase 1 and Phase 2 clinical trials in the U.S. In January, 2004, Nymox reported that the results of the first two Phase 1 and Phase 1-2 U.S. clinical trials of NX-1207 demonstrated the good safety profile of NX-1207. In July, 2004, Nymox released data from the Phase 1-2 U.S. clinical trials of NX-1207 showing a statistically significant improvement in symptom scores and shrinkage in prostate size in the 30 day studies following treatment with NX-1207 with no significant adverse side effects. In September, 2004 Nymox released one year follow-up results from Phase 2 testing of NX-1207 showing a statistically significant symptomatic improvement in the individuals treated with NX-1207 that exceeded results from the Phase 1-2 30 day study of NX-1207 reported earlier.

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

NXC-4720 for E. coli Contamination of Meat

We are developing novel antibacterial agents for the treatment of E. coli O157:H7 bacterial contamination in hamburger meat and other food and drink products and for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments.

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

Nymox has also developed three other novel antibacterial agents, NXB-4221 for the treatment of difficult chronic and persistent urinary tract infections; NXB-5886 for the treatment of streptococcal infection; and NXT-1021 for the treatment of staphylococcal infection. Urinary tract infections in women caused by bacteria such as E. coli are a common and significant infection often resistant to conventional antibiotic treatment. Some varieties of streptococcus and staphylococcus bacteria, a common source of infection in humans, have acquired a broad immunity to antibiotic treatments. Infections from these antibiotic resistant bacteria are difficult to treat and can be life threatening.

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

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer’s Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer’s disease and have issued patents or pending patent applications elsewhere, including Europe, Japan, Canada and Australia. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. The potential of statin drugs for AD has been featured in a cover story in Newsweek, as well as in the New York Times, Fortune, Los Angeles Times, and The Wall Street Journal. Some of the recent scientific studies and reviews concerning the potential for statin drugs to treat or reduce the risk of AD or loss of cognitive function include Neurol Res. 2006; 28:630-6, Acta Neurol Scand 2006; 114 (Suppl. 185): 78-86, Acta Neurol Scand 2006; 114 (Suppl. 185): 3–7, J.Neurochem. 2006; 97:716-723; Restor. Neurol. Neurosci 2006; 24:79-95; Neuromolecular Med. 2006; 8:319-328, Neurology 2005; 65:1388-1394, J. Neurol. Neurosurg. Psychiatry 2005; 76:1624-1629, The American Journal of Medicine 2005; 118: 48S-53S; The Lancet Neurology 2005; 4:841-852; Current Opinions in Lipidology 2005;16: 619-623; The Lancet Neurology 2005; 4: 521-2, Arch Neurol 2005; 62:1047-51, Neurology 2005; 64:1531-8, Arch Neurol 2005; 62:753-7, J Neurol Sci 2005; 229-230:147-50, Arch Gen Psychiatry 2005; 62:217-24. International Journal of Geriatric Psychiatry (2004; 19:327-32), Neuroepidemiology (2004; 23:94-8); Neuron (2004; 41:7-10); Archives of Neurology (2000; 57:1439-1443); Lancet (2000; 356:1627-1631); Archives of Neurology (2002; 59:223-227); Journals of Gerontology: Biological Sciences and Medical Sciences (2002; 57:M414-M418); and Journal of the American Geriatrics Society (2002;50:1852-1856). Some studies, however, have not found evidence that statins may help treat or prevent Alzheimer’s disease and research in this area is ongoing. No statin drug has been approved for use in the treatment or prevention of Alzheimer’s disease.

Research and Development of New Products

New Therapeutics for Alzheimer’s Disease

Nymox has a number of proprietary drug development programs aimed at treatments for Alzheimer’s disease and other indications. One program targets neural thread protein (NTP) and its role in the extensive brain cell loss associated with AD. Another program is based on spherons, which Nymox researchers regard as a source of senile plaques, the characteristic abnormality found in abundance in the brains of patients with AD and widely believed to play a major role in the cause and course of the illness. A third program is based on a novel drug candidate, NXD-5150, for neurodegenerative disease.

At present, there is no cure for Alzheimer’s disease. There are five drugs approved by the FDA, tacrine (brand-name Cognex®), donepezil HCI (brand-name Aricept®), rivastigmine (brand-name Exelon®), galantamine hydrobromide (brand name Razadyne®) and memantine (brand name Namenda™) for the treatment of Alzheimer’s disease. However, at most these drugs offer symptomatic relief for the loss of mental function associated with the disease and possibly help to delay the progression. There is no consensus as to the cause of Alzheimer’s disease or even whether it is one disease or many.

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

Neural Thread Protein Based Drugs

Nymox developed a unique drug screening system, based on the research that led to its AlzheimAlert™ test, to identify other potential drug candidates for the treatment of Alzheimer’s disease. There is a substantial body of evidence showing that NTP may play a key role in Alzheimer’s disease, including such published studies as Journal of the Neurological Sciences (1996; 138: 26-35), Journal of Neuropathology and Experimental Neurology (1996; 55: 1038-50) and (2001; 60: 195-207), Journal of Clinical Investigation (1997; 100: 3093-3104), Alzheimer’s Reports (1999; 2: 327-332), Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2005; 7(1): 45-61), and Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60:2679-91).

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

The company’s third program is based on a new drug candidate for neurodegenerative disease, NXD-5150, which successfully completed important pre-clinical milestones. Nymox has exclusive rights to two patent applications covering NXD-5150 as well as other related drug candidates for neurodegenerative disorders.

Nymox faces intense competition for the development of an effective treatment for Alzheimer’s disease. The market conditions for an Alzheimer’s disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer’s disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer’s disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer’s disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer’s disease before we can. At present, five drugs for Alzheimer’s disease are being widely marketed in the United States, tacrine (brand-name Cognex®), Aricept®), rivastigmine (brand-name Exelon®), galantamine hydrobromide (brand name Razadyne®) and memantine (brand name Namenda™) These five drugs only treat some of the symptoms of Alzheimer’s disease by enhancing memory and other mental functions and not the underlying causes of the illness.

Oncology products

We are in the preclinical stage of developing therapeutic products for oncological indications based on technology licensed from the Massachusetts General Hospital. We cannot predict with any certainty whether any such product will successfully complete preclinical testing, whether government regulatory agencies, such as the FDA, will permit such products to proceed to human trials, or whether ultimately any such product will be granted approval for sale and marketing in the U.S., Canada, or elsewhere in the world.

New Diagnostic Products

Nymox has a number of proprietary diagnostic markers and technologies, including a patented platform for point-of-care testing, and has tests utilizing these technologies in the early stages of development. Nymox also has U.S. patents for a unique method and device for using saliva to determine cholesterol levels and for a method of testing for osteoporosis. The company also owns patent rights to several novel biochemical indicators for Alzheimer’s disease.

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

We have developed a diagnostic kit version of the AlzheimAlert™ test. We will need to obtain FDA approval before we can market or sell such a diagnostic kit version outside of the clinical reference laboratory setting in the United States. Such approval for this type of commercial development is necessary for all in vitro diagnostic kits.

In February 2004, we filed a premarket approval application (PMA) with the FDA for the AlzheimAlert™ kit version following the completion of clinical testing. In July 2004, we received a letter from the FDA raising issues of clinical study methodology and stating that the PMA was not approvable in its current form. We subsequently met with the FDA and submitted further data and analyses in October and December 2004 and March and April 2005. On July 15, 2005, an FDA advisory panel voted 5-2 against recommending approval of our PMA application for the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. Subsequently, the FDA advised us that our PMA application was not approvable. The Company filed further proposals with the FDA concerning meeting requirements for approval of the kit and continues to pursue kit development and approval. We cannot predict with any certainty when or if FDA approval will be forthcoming and we anticipate that more clinical testing or further documentation will be required before approval. If approved, the diagnostic kit would then be subject to postmarketing record and reporting obligations and manufacturing requirements.

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

Our lead candidate is NX-1207, which successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

In response to rising health care costs, there have been a number of legislative and administrative proposals in the U.S. for the reform of the heathcare system. In 1997 the U.S. Congress implemented sweeping changes to the U.S. Medicare and Medicaid systems. Under Part C: Medicare + Choice programs, beneficiaries can opt for a variety of health delivery models, including coordinated care plans, HMOs, preferred provider organizations and provider sponsored organizations, private fee-for-service plans and medical savings account plans. In addition, states have the option to require Medicaid recipients to enroll with managed health care plans without first obtaining a waiver, making it substantially easier for the states to meet their Medicaid obligations through private managed care organizations. All these health care delivery systems, including the original Medicare and Medicaid systems, are subject to funding formulas and spending caps and may compensate for these restrictions by limiting coverage, eligibility and/or payments. In 2003, the U.S. government added insurance coverage to help pay for prescription drugs to Medicare. Legislative proposals before Congress to change the pricing mechanism for the prescription drugs available through that program, if passed, may have the effect of reducing the prices and profitability of such drugs. The long-term impact of legislative changes in terms of their efficiency, effectiveness and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect our ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to us.

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

The Company currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has nineteen U.S. patents issued or allowed and thirteen U.S. patent applications pending and a corresponding larger number of patents and patent applications worldwide relating to the inventions and discoveries in those patents and patent applications. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for its issued patents is February, 2009 and the rest range from 2010 through 2021.

Nymox’s subsidiary, Serex, has eleven patents issued and three patent applications pending in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex’s proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

Nymox also has exclusive rights to ten issued U.S. patents and five pending U.S. patent applications as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in 2014.

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

In the field of Alzheimer’s disease diagnosis, our AlzheimAlert™ test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

•	Athena Diagnostics, Inc. which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer’s disease: a genetic test for the rare cases of familial, early-onset Alzheimer’s disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients. In March, 2006, Fisher Scientific International announced that it acquired Athena Diagnostics.

•	Innogenetics NV which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.
•	Applied NeuroSolutions, Inc. currently markets a research test for a variant of a protein in the spinal fluid of patients.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. In June 2004, the Centers for Medicare and Medicaid Services (CMS) approved limited coverage of a Positron Emission Tomography (PET) imaging procedure for helping to more precisely distinguish Alzheimer’s disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute of Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s Disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease. A number of companies, including GE, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease.

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as Lab One, LabCorp, and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as Orasure Techologies Inc. and Cozart Bioscience Ltd, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Diagnostic Products Corporation. NicAlert™ and TobacAlert™ also face competition from distributors who supply simple yes-no smoking status tests such as SmokeCheck, NicQuick, and QuickScreen, from NicCheck I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, from SmokeScreen, a chemical color-based tobacco test being marketed by Mermaid Diagnostics, Ltd. in the United Kingdom, and from carbon monoxide (CO) monitors such as SmokeCheck.

We also face intense competition for the development of an effective treatment for Alzheimer’s disease. The market conditions for an Alzheimer’s disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer’s disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer’s disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer’s disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer’s disease before we can. At present, five drugs for Alzheimer’s disease are being widely marketed in the United States, tacrine (brand-name Cognex®), Aricept®), rivastigmine (brand-name Exelon®), galantamine hydrobromide (brand name Razadyne®) and memantine (brand name Namenda™). These five drugs only treat some of the symptoms of Alzheimer’s disease by enhancing memory and other mental functions and not the underlying causes of the illness.

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

Marketing

We currently market our AlzheimAlert™ test as a clinical reference laboratory service primarily in the United States. In November 2004, our AlzheimAlert™ test was certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution agreements for AlzheimAlert™ in Italy, the Czech Republic, Spain, Greece, Italy and the United Kingdom. We also market our NicAlert™ and TobacAlert™ products through our own marketing arm and distributors in the United States, Europe and Asia. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S., the U.K., and Spain for these products.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and an R&D pipeline of drug and diagnostic products in development.

We market the AlzheimAlert™ test as an aid to the diagnosis of Alzheimer’s disease. The test is available as a testing service through our clinical reference laboratory in New Jersey. The kit version of the AlzheimAlert™ test is also certified with a CE Mark, making the device eligible for sale in the European Union. AlzheimAlert™ is an improved version of our AD7C™ test, from which we began generating revenue from sales in 1997.

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

History of Capital Funding

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

Under the terms of this agreement, which has since been replaced annually by new agreements with the same investor, we may give notice to the investment company requiring it to purchase a specified dollar amount of our shares. The amount specified in any one notice may be up to $500,000 but not less than $100,000. The maximum amount can be higher if both parties agree. The number of shares Nymox will issue to the investment company in return for that money will be equal to the amount specified in the notice divided by 97% of the average market price of our common shares for the five trading days preceding the giving of the notice.

Under the agreement dated January 27, 2003, we received a total of $2,360,000 for the following shares under this common stock private purchase agreement:

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

Under the agreement dated August 25, 2003, we received a total of $4,350,000 for the following shares under this common stock private purchase agreement:

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

On October 6, 2004, we signed a new Common Stock Private Purchase Agreement, whereby the same investor was committed to purchase up to $13 million of Nymox’s common shares over the twenty-four month period beginning in October 2004, subject to the same terms and conditions as before.

Under the agreement dated October 6, 2004, we received a total of $3,485,000 for the following shares under this common stock private purchase agreement:

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

On October 21, 2005, we signed a new Common Stock Private Purchase Agreement, whereby the same investor was committed to purchase up to $13 million of Nymox’s common shares over the twenty-four month period beginning in October 2005, subject to the same terms and conditions as before.

Under this agreement dated October 21, 2005, we received a total of $4,655,000 for the following shares under this common stock private purchase agreement:

•	November 18, 2005, 49,020 common shares at a price of $2.04 per share.
•	December 8, 2005, 46,729 common shares at a price of $2.14 per share.
•	December 14, 2006, 47,847 common shares at a price of $2.09 per share.
•	January 10, 2006, 50,000 common shares at a price of $2.00 per share.
•	January 18, 2006, 51,020 common shares at a price of $1.96 per share.
•	January 24, 2006, 52,083 common shares at a price of $1.92 per share.
•	February 3, 2006, 51,020 common shares at a price of $1.96 per share.
•	February 10, 2006, 51,546 common shares at a price of $1.94 per share.
•	February 25, 2006, 103,093 common shares at a price of $1.94 per share.
•	March 6, 2006, 52,632 common shares at a price of $1.90 per share.
•	March 16, 2006, 51,813 common shares at a price of $1.93 per share.
•	March 27, 2006, 246,914 common shares at a price of $4.05 per share.
•	April 12, 2006, 188,917 common shares at a price of $3.97 per share.
•	May 2, 2006, 82,645 common shares at a price of $3.63 per share.
•	July 25, 2006, 37,488 common shares were issued at a price of $2.67 per share.
•	August 7, 2006, 37,879 common shares were issued at a price of $2.64 per share.
•	August 24, 2006, 39,063 common shares were issued at a price of $2.56 per share.
•	September 12, 2006, 40,000 common shares were issued at a price of $2.50 per share.
•	September 26, 2006, 73,260 common shares were issued at a price of $2.73 per share.
•	October 3, 2006, 56,022 common shares were issued at a price of $3.57 per share.
•	October 18, 2006, 33,943 common shares were issued at a price of $3.83 per share.
•	October 25, 2006, 73,529 common shares were issued at a price of $4.08 per share.
•	November 20, 2006, 43,103 common shares were issued at a price of $4.06 per share.

On November 13, 2006, we signed a new Common Stock Private Purchase Agreement, whereby the same investor is committed to purchase up to $13 million of Nymox’s common shares over the twenty-four month period beginning in November 2006, subject to the same terms and conditions as before.

Under this agreement dated November 13, 2006, we have received to date a total of $4,750,000 for the following shares under this common stock private purchase agreement:

•	December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share.
•	December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share.
•	December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share.
•	January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share.
•	February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share.
•	March 26, 2007, 67,869 common shares were issued at a price of $5.89 per share.
•	April 26, 2007, 97,276 common shares were issued at a price of $5.14 per share.
•	May 9, 2007, 286,145 common shares were issued at a price of $6.64 per share.

As of June 22, 2007, Nymox had approximately $8.25 million of financing available under the facility. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Company has received total proceeds of $1,029,828.63 from the exercise of 347,900 options since 1995 as follows:

•	$355,536 for 158,900 shares at a per share price of $2.25
•	$258,858 for 83,000 shares at a per share price of $3.12
•	$16,000 for 5,000 shares at a per share price of $3.20
•	$38,750 for 10,000 shares at a per share price of $3.875
•	$2,620 for 1,000 shares at a per share price of $2.62
•	$96,289.63 for 25,000 shares at a per share price of $3.852
•	$9,650 for 5,000 shares at a per share price of $1.93
•	$47,000 for 10,000 shares at a per share price of $4.70
•	$96,875 for 25,000 shares at a per share price of $3.875
•	$108,250 for 25,000 shares at a price per share of $4.33

Pursuant to the share purchase agreement we entered into in March 2000 to acquire a controlling interest of Serex, Inc., a total of 257,607 additional shares and 158,526 warrants were issued in exchange for the shares of Serex. Since January 2004, 131,940 of these warrants have been exercised under a “cashless exercise”, whereby the warrant holder receives a number of shares equivalent in value to the net difference between the strike price on the warrant and the average market price on the day before the date of the “cashless exercise”, according to a formula contained in the warrant agreement. The net effect of these “cashless exercises” has been the issuance of 22,061 shares of Nymox common stock. Another 1,090 of these warrants were exercised resulting in the issuance of 1,090 shares of Nymox, for proceeds of $4,033.

In total, Nymox has raised over $48.9 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $19,669 per month in 2007. Total commitments in 2007 and beyond are summarized in note 8 to the consolidated financial statements.

The demand note payable by the Company to a third party of $500,000, as at December 31, 2006 was paid in full in May 2007.

Management’s Discussion and Analysis

Results Of Operations

The business activities of Nymox since inception have been devoted principally to research and development. Accordingly, we have limited revenue from sales and have not been profitable to date. We refer to Part I, Item 4 of this Form 20-F for a discussion of our research and development projects and our product pipeline. We refer to the Risk Factors included in Part I, Item 3 of this Form 20-F for a discussion of the management and investment issues that could affect Nymox and our industry.

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

Revenue Recognition

Nymox has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments we receive. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

We currently market AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. We sometimes enter into bulk sales of our diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although we receive non-refundable upfront payments under these agreements, revenue is recognized in the period that we fulfill our obligation or over the term of the arrangement. For research contracts and licensing revenues, we usually enter into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by Nymox under the terms of the agreement.

Valuation of Capital Assets

We review the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognize any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $13.5 million as of December 31, 2006, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, we consider whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of our products and technologies.

Results of Operations

Selected Annual Information	2006	2005	2004
Total Revenues	$442,861	$426,282	$321,948

Net Loss	$(4,893,685)	$(3,584,528)	$(3,745,625)

Loss per share (basic & diluted)	$(0.18)	$(0.14)	$(0.15)

Total Assets	$3,970,845	$3,719,039	$4,066,021

Quarterly Results 2006	Q1	Q2	Q3	Q4
Total Revenues	$96,009	$120,360	$141,817	$84,675

Net Loss	$(1,059,246)	$(1,360,621)	$(1,238,833)	$(1,234,985)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.04)

Quarterly Results 2005	Q1	Q2	Q3	Q4
Total Revenues	$101,931	$117,067	$100,757	$106,527

Net Loss	$(957,677)	$(847,299)	$(958,464)	$(821,088)

Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)

Results of Operations – 2006 compared to 2005o

Net losses were $1,234,985, or $0.04 per share, for the quarter ended December 31, 2006 and $4,893,685, or $0.18 per share, for the year ended December 31, 2006, compared to $821,088, or $0.03 per share, and $3,584,528, or $0.14 per share, respectively, for the corresponding periods in 2005. Increases in research and development expenditures in 2006 compared to 2005, partially offset by decreases in marketing and administrative expenses, were the primary factors contributing to the increased loss. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2006 was 27,644,749 compared to 26,080,470 for the same period in 2005.

Revenues

Revenues from sales amounted to $83,478 for the quarter and $437,440 for the year ended December 31, 2006, compared with $106,082 for the quarter and $424,506 for the year ended December 31, 2005. Higher sales of AlzheimAlert™ (increase of 29%) accounted for the increase in 2006 compared to 2005. We anticipate that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures were $2,594,714 for the year ended December 31, 2006, compared with $1,831,591 for the year ended December 31, 2005. Increased expenses relating to moving product candidates through clinical trials explains the increase. In 2006, research tax credits amounted to $53,618 compared to $3,075 in 2005 as a result of additional expenditures claimed for refundable tax credits in 2006 compared to 2005. We anticipate that our research and development expenditures will not increase significantly as product candidates finish development and clinical trials. However, because of the early stage of development of our R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to conduct and finance clinical trials. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $236,054 for the year ended December 31, 2006, in comparison to expenditures of $273,392 for the year ended December 31, 2005 due to a reduction in advertising expenses. We anticipate that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $954,397 for the year ended December 31, 2006, compared with $1,202,080 in the year ended December 31, 2005, due to lower expenditures for salaries (decrease of 17.6%), shareholder relations (decrease of 35.6%), insurance (decrease of 37.9%), and courier and shipping charges (decrease of 61.7%). We anticipate that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based compensation

In 2006, we granted 840,500 stock options having a weighted average grant-date fair value per share of $1.47. The weighted average fair value was determined using the Black-Scholes pricing model. Stock-based compensation related to these grants amounted to $837,308 in 2006, compared to $16,220 in 2005. No stock options were granted in 2005. Stock-based compensation in 2005 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods. Refer to note 7 (e) and 10 (b) to our annual consolidated financial statements.

Results of Operations – 2005 compared to 2004

Net losses were $821,088, or $0.03 per share, for the quarter and $3,584,528, or $0.14 per share, for the year ended December 31, 2005, compared to $944,272, or $0.04 per share, and $3,745,625, or $0.15 per share, respectively, for the corresponding periods in 2004. The decrease in the net loss in 2005 compared to 2006 is the result of increased revenues from sales of our NicAlert™ / TobacAlert™ products. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2005 were 26,080,470 compared to 24,924,674 for the same period in 2004.

Revenues

Revenues from sales amounted to $106,082 for the quarter and $424,506 for the year ended December 31, 2005, compared with $78,316 for the quarter and $321,895 for the year ended December 31, 2004. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product (increase of 31%) and the launch of the AlzheimAlert™ product in Europe (increase of 40%) account for the increase in sales.

Research and Development

Research and development expenditures remained constant at $1,831,591 for the year ended December 31, 2005, compared with $1,861,239 for the year ended December 31, 2004. In 2005, research tax credits amounted to $3,075 compared to $9,358 in 2004.

Marketing Expenses

Marketing expenditures were $273,392 for the year ended December 31, 2005, in comparison to expenditures of $291,429 for the year ended December 31, 2004. The slight reduction was due to reduced advertising expenses.

Administrative Expenses

General and administrative expenses remained relatively constant at $1,202,080 for the year ended December 31, 2005, compared with $1,158,750 in the year ended December 31, 2004.

Foreign Exchange

We incur expenses in the local currency of the countries in which we operate, which include the United States and Canada. Approximately 75% of 2006 expenses (70% in 2005) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on our results in 2006 or 2005.

Inflation

We do not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $19,582 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$852,630	$225,991	$626,639	$0

Operating Leases	$54,679	$20,067	$34,612	$0

Total Contractual Obligations	$907,309	$246,058	$661,251	$0

Liquidity and Capital Resources

As of December 31, 2006, cash totaled $235,124 and receivables including tax credits totaled $99,925. In October 2005, Nymox signed a common stock private purchase agreement, whereby an investor committed to purchase up to $13 million of our common shares over a twenty-four month period commencing October 21, 2005. As at December 31, 2006, 23 drawings were made under this purchase agreement, for total proceeds of $4,655,000. On November 18, 2005, 49,020 common shares were issued at a price of $2.04 per share. On December 8, 2005, 46,729 common shares were issued at a price of $2.14 per share. On December 14, 2005, 47,847 common shares were issued at a price of $2.09 per share. On January 10, 2006, 50,000 common shares were issued at a price of $2.00 per share. On January 18, 2006, 51,020 common shares were issued at a price of $1.96 per share. On January 24, 2006, 52,083 common shares were issued at a price of $1.92 per share. On February 3, 2006, 51,020 common shares were issued at a price of $1.96 per share. On February 10, 2006, 51,546 common shares were issued at a price of $1.94 per share. On February 16, 2006, 103,093 common shares were issued at a price of $1.94 per share. On March 6, 2006, 52,632 common shares were issued at a price of $1.90 per share. On March 16, 2006, 51,813 common shares were issued at a price of $1.93 per share. On March 27, 2006, 246,914 common shares were issued at a price of $4.05 per share. On April 12, 2006, 188,917 common shares were issued at a price of $3.97 per share. On May 2, 2006, 82,645 common shares were issued at a price of $3.63 per share. On July 25, 2006, 37,488 common shares were issued at a price of $2.67 per share. On August 7, 2006, 37,879 common shares were issued at a price of $2.64 per share. On August 24, 2006, 39,063 common shares were issued at a price of $2.56 per share. On September 12, 2006, 40,000 common shares were issued at a price of $2.50 per share. On September 26, 2006, 73,260 common shares were issued at a price of $2.73 per share. On October 3, 2006, 56,022 common shares were issued at a price of $3.57 per share. On October 18, 2006, 33,943 common shares were issued at a price of $3.83 per share. On October 25, 2006, 73,529 common shares were issued at a price of $4.08 per share. On November 20, 2006, 43,103 common shares were issued at a price of $4.06 per share.

We negotiated a new agreement with the same investor on November 13, 2006, under the same terms and conditions of the previous agreement. Nymox can draw down up to $13,000,000 over 24 months under the new agreement. As at December 31, 2006, three drawings were made under this purchase agreement, for total proceeds of $600,000. On December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share. On December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share. On December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share.

Subsequent Events

Between December 31, 2006 and June 11, 2007, five drawings have been made under this purchase agreement, for total proceeds of $4,150,000. On January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share. On February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share. On March 26, 2006, 67,869 common shares were issued at a price of $5.89 per share. On April 26, 2007, 97,276 common shares were issued at a price of $5.14 per share. On May 9, 2007, 286,145 common shares were issued at a price of $6.64 per share. The Company can draw down a further $8,250,000 over the remaining 17 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

Recent Accounting Pronouncements

Financial instruments

On January 1, 2007, Nymox adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3862, Financial Instruments — Disclosures, and CICA Handbook Section 3865, Hedges. The Corporation does not expect the adoption of the standards to have a material effect on its financial statements.

Accounting for uncertainty in income taxes

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation became effective for Nymox beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operation.

Fair value measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. Nymox does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

Research and Development, Patents and Licensees

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the company or licensed to the company through exclusive licensing agreements of patent rights. Over the last three financial years, the company’s major research and development activities were in the following program areas:

•	Diagnostic products for Alzheimer’s disease. The major project in this area, the development and validation of a kit version of our AlzheimAlert™ product for sale to laboratories and hospitals was completed in 2004. We are currently marketing the kit in Europe under the CE mark. We also provide AlzheimAlert™ as a laboratory testing services through our CLIA-certified clinical reference laboratory in New Jersey. The FDA has not approved our kit version for sale in the U.S. We are continuing to pursue further kit development and regulatory approvals. At this time, we cannot provide an estimate of the costs and timing to obtain FDA approval for such a kit as it is uncertain at this stage the nature and extent of FDA requirements for approval based on discussions with us.

•	Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH). We have successfully completed a Phase 2 U.S. multi-center, double-blind, placebo-controlled Phase 2 trial for NX-1207, our drug candidate for the treatment of enlarged prostate (benign prostatic hyperplasia or BPH). We cannot predict with any certainty the outcome of any future trials nor estimate the costs of completing such trials, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. We anticipate starting a Phase 3 trial in 2007 or 2008 and subsequently filing a New Drug Application (NDA) with the FDA. Given the inherent uncertainties with any Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project. These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

•	Anti-infectives. Our anti-bacterial agent, NXC-4720, which is being developed as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude use from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. In addition, we anticipate that we may partner with a larger company in the food or agricultural sectors in order to finance and conduct field trials and to market any approved product; thus the timing of completion of the regulatory approval of such a product will not likely be within our sole control.

•	Tobacco exposure and other diagnostic tests. We developed and validated NicAlert™, which is an FDA-cleared test for tobacco product use, and TobacAlert™, which is an over-the-counter test for second-hand smoke exposure. These are completed projects with any further research and development costs being related to product improvement and obtaining regulatory approvals where required in order to expand the market for these products. The development of other new diagnostic tests using our patented diagnostic technologies are in early stage development. Because of the early stage of development of these projects, it is not possible to outline the nature, timing or estimated costs of the efforts necessary to complete any of them nor their anticipated completion dates. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the uncertainty whether we will be able to successfully adapt our patented diagnostic technologies to these new diagnostic indicators, whether any new diagnostic tests we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such tests at a commercially competitive price.

•	Therapeutic products for Alzheimer’s disease. We are conducting early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. In addition, given the very high costs of development of a drug for Alzheimer’s disease, we anticipate having to partner with a larger pharmaceutical company to conduct and finance clinical trials. The terms of such a partnership arrangement along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such a drug will likely not be within our sole control. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace. We also have global patent rights to the use of statins in the prevention or treatment of Alzheimer’s disease. Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. We do not anticipate that the results of such trials will be available before 2006. The effect of the results of such trials on this program is uncertain.

•	Oncology products. We are in the early stages of developing therapeutic products for oncological indications. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor its anticipated completion dates. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval.

Research and development expenses allocated to our major research and development programs are as follows:

	Year ending Dec.31, 2006	Year ending Dec 31, 2005	Year ending Dec 31, 2004	Year ending Dec 31, 2003	Year ending Dec 31, 2002	Year ending Dec 31, 2001	Year ending Dec 31, 2000	Year ending Dec 31, 1999	Total for Periods Presented
Alzheimer’s
Disease:	$520,855	$488,361	$691,183	$779,305	$332,254	$491,051	$657,924	$253,015	$4,213,948
Diagnostics

Alzheimer’s
Disease:	$98,056	$2,866	$282,205	$496,658	$463,182	$528,230	$404,850	$501,685	$2,777,732
Therapeutics

Anti-Infectives	$25,899	$28,934	$22,224	$24,793	$1,563	$134,098	$313,884	$195,427	$746,822

BPH (Enlarged
Prostate)	$1,739,183	$1,018,266	$615,454	$548,064	$523,926	See General	See General	See General	$4,444,893
Therapeutics						Research	Research	Research

Tobacco Exposure
Tests:
NicAlert™ and	$108,119	$67,164	$118,636	$292,692	$308,161	$122,159	$116,872	--	$1,133,803
TobacAlert™

Oncology	$102,602	$226,000	$131,537	$368,539	$77,000				$905,678

General Research
(BPH Therapeutics	--	--	--	--	--	$224,116	$590,702	$186,995	$1,001,813
Included)

Total	$2,594,714	$1,831,591	$1,861,239	$2,510,051	$1,706,086	$1,499,654	$2,084,232	$1,137,122	$15,224,689

For the earlier periods from 1995 to 1998, the Company did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 1998, the general research expenses included primarily work on the Alzheimer’s diagnostic and therapeutic candidates. The breakdown of research and development costs for these periods is as follows: 1998: $ 2,091,745; 1997 $ 1,775,340; 1996 $ 1,632,370; and 1995 $ 395,770. The total research and development expenditure for the 1995 to 1998 period was $ 6,323,696. Total research and development expenditures to date are $ 21,548,385.

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

Off-Balance Sheet Arrangements

The Company has no existing off-balance sheet arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 56, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 43, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office specializing in corporate mergers and acquisitions.  In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 81, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies, in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 50, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 56, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 55, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 52, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Brian Doyle, B.Sc., M.B.A., 52, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent the last 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Celine Dupuis, MD, CMSQ, DABP, 48, Chief Clinical Officer since October 2004, received her MD from Laval University in 1982, and completed her residency in Anatomical Pathology at McGill University and the University of Montreal in 1987. Dr. Dupuis has practiced family medicine, as well as pathology, managed medical and laboratory facilities, and has publications in the scientific and patent literature.

Compensation

The table below provides compensation information for the fiscal year ended December 31, 2006 for each executive officer of Nymox and for the directors and executive officers as a group.

Summary Compensation Table

Fiscal Year ending Dec. 31, 2006
NAME AND PRINCIPAL POSITION	SALARY	OTHER CASH COMPENSATION
Dr. Paul Averback - President and C.E.O.	CAN$62,556 (US$55,159)	--
Mr. Roy Wolvin - Secretary-Treasurer	CAN$100,000 (US$88,176)	--
Mr. Jack Gemmell - General Counsel	CAN$120,138 (US$105,933)	--
Mr. Brian Doyle - Global Sales Manager	CAN$155,696 (US$137,286)	--
Dr. Celine Dupuis - Clinical Trial Officer	CAN$91,667 (US$80,828)	--
All directors and senior management as a group	CAN$530,057 (US$467,382)	--

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

Dr. Celine Dupuis is the wife of Dr. Paul Averback. Otherwise, there are no family relationships between any director or executive officer and any other director or executive officer.

Nymox does not have written contracts with any of the directors named above. We do not have any pension plans or other type of plans providing retirement or similar benefits for directors, nor any benefits upon termination of service as a director.

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Paul McDonald; the other members are Randall Lanham and Roger Guy.

The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders.

The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditors report directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

The Audit Committee meets at least four times a year to review with management and the independent auditors the company’s interim and year-end financial condition and results of operations. Its review includes an assessment of the adequacy of the internal accounting, bookkeeping and control procedures of the company.

The Audit Committee also has the responsibility for reviewing on an ongoing basis all material transactions between Nymox and its affiliates and other related parties such as officers, directors, other key management personnel, major shareholders and their close family members, affiliated companies or associated enterprises.

The Audit Committee has the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities, including the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out its duties.

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee is Roger Guy; the other members are Randall Lanham and Paul McDonald.

The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the company. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our option and share purchase plans.

The Corporate Governance Committee consists of the independent directors of the Board. The Chairman of the Committee is Randall Lanham; the other members are Paul McDonald and David Morse. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

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

In its Hasbrouck Heights and St.-Laurent laboratories and offices, for the year 2006, the Company employed on the average nineteen persons with fifteen in research and development and four in administration and marketing; for the year 2005, sixteen persons (twelve in research and development and four in administration and marketing); and for the year 2004, sixteen persons (twelve in research and development and four in administration and marketing).

Share Ownership

As of June 22, 2007, the number of common shares owned or controlled by, and options granted to directors and senior officers of the Corporation were as follows:

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned	Options Vested	Options Not Vested	Exercise Price	Expiry Date M/D/Y
Paul Averback, M.D.	13,115,395	45.7%	500,000	0	$3.00	10/24/13
			500,000	0	$3.00	08/24/16
Randall Lanham	0	*	10,000	0	$2.75	07/17/16
Paul McDonald	0	*	10,000	0	$2.75	07/17/16
David Morse, Ph.D.	462	*	10,000	0	$2.75	07/17/16
Roger Guy, MD	51,979	*	10,000	0	$2.75	07/17/16
Jack Gemmell	13,725	*	50,000	0	$6.93	01/22/09
					(C$10.00)
			25,000	0	$3.875	05/01/10
			25,000	0	$1.93	04/23/11
			20,000	0	$2.62	09/09/13
			35,000	0	$3.00	08/24/16
Roy Wolvin	9,966	*	20,000	0	$3.12	05/13/09
					(C$4.50)
			5,000	0	$2.62	09/09/13
			50,000	0	$2.82	06/09/16
			25,000	0	$3.00	08/24/16
Brian Doyle	10,000	*	50,000	0	$3.75	04/28/13
			10,000	0	$3.00	08/24/16
Celine Dupuis, MD	848,172	3.0%	25,000	0	$3.00	08/24/16

* Denotes less than 1%.

Options

Nymox has created a stock option plan for its employees, officers and directors, and for consultants. The board of directors of Nymox administers the stock option plan and authorizes the granting of options in accordance with the terms of the plan. Each option gives the individual granted the option the right to purchase a common share of the Company at a fixed price during a specified period of no more than ten years. The board may also make all or a portion of the options granted effective only as of a specific future date or dates. The option price must not be less than the market price of the common shares when the option is granted. The total number of shares under option to any one individual may not exceed fifteen percent of the total number of issued common shares of the Company. The options may not be assigned, transferred or pledged, and expire within three months of the termination of employment or office with the Company and six months of the death of the individual.

No more than 5,500,000 common shares may be under option at any time and a maximum of 5,500,000 common shares are available to be issued under the stock option plan as the result of the exercise of options. Options that expire or terminate without being exercised become available to be granted again. Material changes to the stock option plan such as the number of shares available to be optioned require shareholder approval. On June 21, 2007, the shareholders approved amendments to the plan that included increasing the maximum number of shares that could be issued in total under the plan from 2,500,000 to 5,500,000, and to any one individual from 5% to 15% of the total number of issued shares. Since the inception of the stock option plan in 1995, 347,900 common shares have been issued as a result of the exercise of options granted under the plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of June 22, 2007, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	13,115,395	45.7%
All directors and officers as a group	14,049,699	48.9%

As of June 22, 2007, Dr. Celine Dupuis, Dr. Averback’s wife, owned 848,172 common shares (3.0%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Southpoint Capital Advisors reported in a May 15, 2007 filing that, as of March 31, 2007, it had dispositive power over 2,597,380 shares of Nymox or approximately 9.1 % of Nymox shares.

Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of June 22, 2007, total shares outstanding were 29,166,924. There were 206 holders of record of the common shares and 4,527 beneficial shareholders in total. Of these, 78 were holders of record of the common shares and 3,651 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 11,953,836 shares, representing approximately 41 % of the outstanding shares of common stock.

Related Party Transactions

The Company did not have any related party transactions for the year ended December 31, 2006.

ITEM 8. FINANCIAL INFORMATION

In 2006, sales by Nymox Pharmaceutical Corporation’s US company were $313,148 and sales by its Canadian company were $129,713. We refer to Note 13 of the financial statements below.

kpmg

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 2006, 2005 and 2004

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Nymox Pharmaceutical Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

(signed) KPMG LLP

Chartered Accountants

Montréal, Canada

February 16, 2007 (except as to notes 15 (c), (d) and (e),
    which are as of June 21, 2007)

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2006 and 2005 (in US dollars)
	2006	2005
Assets
Current assets:
Cash	$235,124	$151,476
Accounts receivable	46,307	62,721
Research tax credits receivable	53,618	3,075
Inventories	44,145	74,182

	379,194	291,454
Long-term security deposit	35,993	35,993
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	7,839	11,463
Patents and intellectual property (note 4)	3,477,819	3,310,129

	$3,970,845	$3,719,039

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,430,987	$1,704,369
Accrued liabilities	158,801	205,424
Deferred lease inducement (note 8 (a))	9,623	9,576
Notes payable (note 5)	500,000	500,000
Deferred revenue	15,907	42,202

	2,115,318	2,461,571
Long-term deferred revenue	3,333	10,000
Deferred lease inducement (note 8 (a))	25,661	35,331
Non-controlling interest (note 6)	800,000	800,000
Shareholders’ equity:
Share capital (note 7)	44,443,350	39,488,350
Additional paid-in capital (note 7 (d))	1,463,833	626,525
Deficit	(44,880,650)	(39,702,738)

	1,026,533	412,137
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$3,970,845	$3,719,039

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(signed) Paul Averback Director

(signed) Paul McDonald Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2006, 2005 and 2004 (in US dollars)
	2006	2005	2004
Revenues:
Sales	$437,440	$424,506	$321,895
Interest	5,421	1,776	53

	442,861	426,282	321,948
Expenses:
Research and development	2,594,714	1,831,591	1,861,239
Less research tax credits	(53,618)	(3,075)	(9,358)

	2,541,096	1,828,516	1,851,881
General and administrative	954,397	1,202,080	1,158,750
Marketing	236,054	273,392	291,429
Cost of sales	241,398	207,344	185,567
Depreciation of property and equipment	3,624	13,885	33,708
Amortization of patents and intellectual
property	462,642	425,562	398,853
Stock-based compensation (note 7 (e))	837,308	16,220	16,220
Write-down of equipment	--	--	89,254
Interest and bank charges	60,027	43,811	41,911

	5,336,546	4,010,810	4,067,573

Net loss	$(4,893,685)	$(3,584,528)	$(3,745,625)

Basic and diluted loss per share (note 10)	$(0.18)	$(0.14)	$(0.15)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2006, 2005 and 2004 (in US dollars)
	2006	2005	2004
Deficit, beginning of year	$(39,702,738)	$(35,951,268)	$(31,326,826)
Adjustment to reflect change in accounting
for amortization of patents (note 2 (c))	--	--	(119,714)
Adjustment to reflect adoption of fair value
for employee stock options (note 2 (h))	--	--	(548,164)

Deficit, beginning of year, restated	(39,702,738)	(35,951,268)	(31,994,704)
Net loss	(4,893,685)	(3,584,528)	(3,745,625)
Share issue costs	(284,227)	(166,942)	(210,939)

Deficit, end of year	$(44,880,650)	$(39,702,738)	$(35,951,268)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004 (in US dollars)
	2006	2005	2004
Cash flows from operating activities:
Net loss	$(4,893,685)	$(3,584,528)	$(3,745,625)
Adjustments for:
Depreciation of property and equipment	3,624	13,885	33,708
Amortization of patents and intellectual
property	462,642	425,562	398,853
Stock-based compensation	837,308	16,220	16,220
Write-down of equipment	--	--	89,254
Amortization of lease inducement	(9,623)	(3,194)	--
Changes in operating assets and liabilities:
Accounts receivable	16,414	(11,304)	(23,914)
Research tax credits receivable	(50,543)	39,302	(9,358)
Inventories	30,037	(42,683)	35,048
Prepaid expenses	--	8,146	(11,639)
Accounts payable and accrued liabilities	(577,356)	586,361	(38,160)
Deferred revenue	(32,962)	23,667	22,605

	(4,214,144)	(2,528,566)	(3,233,008)
Cash flows from financing activities:
Proceeds from issuance of share capital	4,955,000	2,935,000	3,674,033
Share issue costs	(284,227)	(166,942)	(210,939)
Proceeds from notes payable	--	--	100,000
Repayment of notes payable	--	(100,000)	--
Proceeds from lease inducement	--	48,101	--

	4,670,773	2,716,159	3,563,094
Cash flows from investing activities:
Additions to property and equipment	--	--	(15,149)
Additions to patent costs	(372,981)	(565,759)	(390,898)

	(372,981)	(565,759)	(406,047)

Net increase (decrease) in cash	83,648	(378,166)	(75,961)
Cash, beginning of year	151,476	529,642	605,603

Cash, end of year	$235,124	$151,476	$529,642

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$50,289	$31,993	$30,101
(b) Non-cash transactions:
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	582,854	325,503	427,170

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

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

Years ended December 31, 2006, 2005 and 2004
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

Years ended December 31, 2006, 2005 and 2004
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

Foreign exchange gains included in the consolidated statements of operations for fiscal 2006 amounted to $8,092 (2005 — $32,243; 2004 — $10,279).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

2.	Significant accounting policies (continued):

(h)	Stock-based compensation plan:

Effective January 1, 2004, the Corporation adopted the recommendations of the CICA which require entities to account for employee stock options using the fair value based method beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under the standard, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

2.	Significant accounting policies (continued):

(k)	Guarantees:

In the normal course of business, the Corporation enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Corporation considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreements.

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

3.	Property and equipment:

2006
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$413,819	$2,389
Computer equipment	18,602	13,152	5,450
Office equipment and fixtures	88,560	88,560	--

	$523,370	$515,531	$7,839

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

3.	Property and equipment (continued):

2005
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$412,374	$3,834
Computer equipment	23,652	16,023	7,629
Office equipment and fixtures	88,560	88,560	--

	$528,420	$516,957	$11,463

4.	Patents and intellectual property:

2006
	Cost	Accumulated amortization	Net book value
Patent costs	$3,954,170	$1,138,915	$2,815,255
Intellectual property rights acquired	2,222,661	1,560,097	662,564

	$6,176,831	$2,699,012	$3,477,819

2005
	Cost	Accumulated amortization	Net book value
Patent costs	$3,480,024	$1,053,315	$2,426,709
Intellectual property rights acquired	2,222,661	1,339,241	883,420

	$5,702,685	$2,392,556	$3,310,129

The estimated aggregate amortization expense for each of the next five years is approximately $453,000 per year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

5.	Notes payable:

	2006	2005
Notes payable, bearing interest at the prime rate plus 2%, due on
or before July 31, 2007	$500,000	$500,000

During the year, the maturity dates of notes payable in the amount of $500,000 outstanding at December 31, 2006 were extended from July 31, 2006 to July 31, 2007.

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

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2006	2005
Authorized:
An unlimited number of common shares
Issued and outstanding:
28,322,253 common shares (2005 - 26,728,781 shares)	$44,443,350	$39,488,350

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

7.	Share capital (continued):

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars
Issued and outstanding, December 31, 2004	25,504,062	$36,553,350
Issue of common shares under common stock private
purchase agreements (b)	1,224,719	2,935,000

Balance, December 31, 2005	26,728,781	39,488,350
Issue of common shares for cash under common
stock private purchase agreements (b)	1,593,472	4,955,000

Balance, December 31, 2006	28,322,253	$44,443,350

(b)	Common Stock Private Purchase Agreement:

In October 2005, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2006, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2006, the Corporation issued 1,593,472 (2005 — 1,224,719) common shares to the Purchaser for aggregate proceeds of $4,955,000 (2005 — $2,935,000) under the agreements. At December 31, 2006, the Corporation can require the Purchaser to purchase up to $12,400,000 of common shares over the remaining 22 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

7.	Share capital (continued):

(c)	Stock options:

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

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price
Balance, December 31, 2004 and 2005	1,811,500	$3.86
Granted	840,500	2.94
Expired/cancelled	(450,000)	4.35

Balance, December 31, 2006	2,202,000	$3.41

At December 31, 2006, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
4,500	4,500	$6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
45,000	45,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
250,000	250,000	3.88	May 1, 2010
50,000	50,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
10,000	10,000	2.21	January 16, 2011
35,500	35,500	1.93	April 23, 2011
1,500	1,500	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
50,000	40,000	3.75	April 28, 2013
38,000	38,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
600,500	303,000	3.00	August 24, 2016

2,202,000	1,894,500	$3.41

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

7.	Share capital (continued):

(c)	Stock options (continued):

The Company has also contingently granted 2,965,000 options to senior executives at an exercise price of $3 per share. These options are subject to approval by the shareholders of the Company. These options will begin to vest quarterly over a period of 5 years after approval is obtained. Compensation cost will be recognized for these options once approval is obtained.

(d)	Changes in additional paid-in capital were as follows:

Balance, December 31, 2004	$554,921
Expiry of warrants	55,384
Stock-based compensation	16,220

Balance, December 31, 2005	626,525
Stock-based compensation	837,308

Balance, December 31, 2006	$1,463,833

(e)	Stock-based compensation:

	2006	2005	2004
Stock-based compensation
pertaining to general
and administrative	$360,840	$--	$--
Stock-based compensation
pertaining to marketing	107,700	16,220	16,220
Stock-based compensation
pertaining to research and
development	368,768	--	--

	$837,308	$16,220	$16,220

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next four years are as follows:

2007	$246,000
2008	251,000
2009	247,000
2010	163,000

$907,000

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Company received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. At December 31, 2006, the remaining deferred lease inducement was $35,284, of which $9,623 has been classified in current liabilities and $25,661 has been classified as long-term.

(b)	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

9.	Income taxes:

Details of the components of income taxes are as follows:

	2006	2005	2004
Loss before income taxes:
Canadian operations	$(4,316,579)	$(3,094,941)	$(3,121,170)
U.S. operations	(577,106)	(489,587)	(624,455)

	(4,893,685)	(3,584,528)	(3,745,625)
Basic income tax rate	32%	31%	31%

Income tax recovery at statutory rates	(1,565,979)	(1,111,204)	(1,162,000)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,565,979	1,111,204	1,162,000
Effect of change in rates:
(Decrease) increase in future tax asset	(964,000)	552,000	--
Decrease (increase) in valuation allowance	964,000	(552,000)	--

Income taxes	$--	$--	$--

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2006	2005
Future tax assets:
Non-capital losses	$11,227,000	$10,355,000
Scientific research and experimental development
expenditures	1,168,000	1,013,000
Foreign exchange	596,000	657,000
Property and equipment and patents	529,000	424,000
Share issue costs	146,000	134,000

	13,666,000	12,583,000
Less valuation allowance	(13,461,000)	(12,122,000)

	205,000	461,000
Future tax liabilities:
Intellectual property rights	(205,000)	(274,000)
Investment tax credits	--	(187,000)

	(205,000)	(461,000)

Net future tax asset	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

9.	Income taxes (continued):

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

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2007	$3,653,000	$3,586,000
2008	2,607,000	2,607,000
2009	3,213,000	3,177,000
2010	3,502,000	3,452,000
2014	3,749,000	3,733,000
2015	4,019,000	3,966,000
2016	3,222,000	3,169,000
Scientific research and development expenditures:
(Indefinitely)	2,808,000	5,332,000

The Corporation also has investment tax credits available in the amount of approximately $467,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2007	$128,000
2008	4,000
2009	9,000
2010	20,000
2011	75,000
2012	64,000
2013	59,000
2014	19,000
2015	24,000
2026	65,000

$467,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

9.	Income taxes (continued):

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $10,392,000 which expire as follows:

2010	$51,000
2011	1,029,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	340,000

$10,392,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

The reconciliation between basic and diluted earnings per share is as follows:

	2006	2005	2004
Basic:
Basic weighted average number of
common shares outstanding	27,644,749	26,080,470	24,924,674

Basic loss per share	$(0.18)	$(0.14)	$(0.15)

Diluted:
Basic weighted average number
of common shares outstanding	27,644,749	26,080,470	24,924,674
Plus impact of stock options and
warrants (1)	67,232	23,234	178,578

Diluted common shares	27,711,981	26,103,704	25,103,252

Diluted loss per share	$(0.18)	$(0.14)	$(0.15)

(1)	The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2006, 2005 and 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 900,500 stock options which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2005 — 1,518,000 options; 2004 — 409,500 options and 293,334 warrants).

(b)	Stock-based compensation:

The weighted average fair value of each option granted in 2006 was estimated on the date of grant using the Black-Scholes pricing model. The following weighted average assumptions used in 2006 were as follows:

	2006	2005	2004
Risk-free interest rate	4.14%	--	--
Expected volatility	66.04%	--	--
Expected life in years	5	--	--
Dividend yield	0%	--	--

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2006:

	Year	Number of options	Weighted average grant-date fair value per share
Exercise price per share equal to
market price per share at date of grant	2006	840,500	$1.47

No options were granted by the Corporation in 2005 and 2004. Stock-based compensation in fiscal 2005 and 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2006	2005	2004
Net loss, Canadian GAAP	$(4,893,685)	$(3,584,528)	$(3,745,625)
Adjustments:
Stock-based compensation - options
granted to employees (b) (ii)	--	16,220	16,220
Stock-based compensation - options
granted to non-employees (b) (ii)	--	(41,140)	(41,140)

Net loss, U.S. GAAP	$(4,893,685)	$(3,609,448)	$(3,770,545)

Loss per share, U.S. GAAP	$(0.18)	$(0.14)	$(0.15)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2006	2005	2004
Shareholders’ equity, Canadian GAAP	$1,026,533	$412,137	$1,212,387
Adjustments:
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,384,003)
Additional paid-in capital	1,477,706	1,477,706	1,436,566
Change in reporting currency (i)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$1,016,424	$402,028	$1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	Change in reporting currency:

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

(ii)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(ii)	Stock-based compensation (continued):

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at December 31, 2006 of $3.40, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31,
2005	1,811,500	$3.86			20,000		$1.62
Expired/cancelled	(450,000)	4.35			--		--
Granted	840,500	2.94			600,500		3.00
Vested	--	--			(313,000)		3.02

Outstanding,
December 31,
2006	2,202,000	$3.47	6.2	$713,000	307,500		$3.02

Options exercisable	1,894,500	$3.47	7.2	$594,000	N/A	$	N/A

At December 31, 2006, the unrecognized compensation cost related to non-vested awards was $425,580 and the remaining weighted average recognition period is 6.23 months.

(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss under US GAAP required to reconcile to the comprehensive loss.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
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

	Cumulative since the date of inception of the Corporation to December 31, 2006	Cumulative since the date of inception of the Corporation to December 31, 2005
Revenues:
Sales	$2,407,284	$1,969,844
Interest revenue	515,819	510,398
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	21,548,385	18,953,671
Other expenses	24,716,434	21,974,602
Cash inflows (outflows):
Operating activities	(38,448,247)	(34,234,103)
Investing activities	(3,357,603)	(2,984,622)
Financing activities	42,040,975	37,370,202

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
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

Years ended December 31, 2006, 2005 and 2004
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

Years ended December 31, 2006, 2005 and 2004
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004
brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278
Year ended December 31,
2005:
Common shares issued	1,224,719	2,935,000	--	--	2,935,000
Net loss	--	--	--	(3,609,448)	(3,609,448)
Share issue costs	--	(166,942)	--	--	(166,942)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	402,028
Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	--	--	4,955,000
Net loss	--	--	--	(4,893,685)	(4,893,685)
Share issue costs	--	(284,227)	--	--	(284,227)
Stock-based compensation	--	--	837,308	--	837,308

Balance, December 31, 2006	28,322,253	$43,430,146	$1,939,297	$(44,353,019)	$1,016,424

(e)	Recent accounting pronouncements:

(1)	Financial instruments:

On January 1, 2007, the Corporation will adopt CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3862, Financial Instruments — Disclosures, and CICA Handbook Section 3865, Hedges. The Corporation does not expect the adoption of the standards to have a material effect on its financial statements.

(2)	Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements (continued):

(3)	Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2006	$26,370	$313,148	$103,343
2005	79,667	346,615	--
2004	2,855	319,093	--
Net loss:
2006	(4,210,561)	(683,124)	--
2005	(3,035,837)	(548,691)	--
2004	(3,121,170)	(624,455)	--
Property and equipment, patents and
intellectual property:
2006	3,229,093	256,565	--
2005	3,072,345	249,247	--
Total assets:
2006	3,526,987	443,858	--
2005	3,251,683	467,356	--

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

13.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2006	2005	2004
Customer A	35%	36%	33%

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

15.	Subsequent events:

(a)	On January 24, 2007, the Corporation issued 121,294 common shares for aggregate proceeds of $450,000 under the Common Stock Private Purchase Agreement referred to in note 7 (b).

(b)	On February 14, 2007, the Corporation issued 181,087 common shares for aggregate proceeds of $900,000 under the Common Stock Private Purchase Agreement referred to in note 7 (b).

(c)	In March, April and May 2007, the Corporation issued 451,290 common shares for aggregate proceeds of $2,800,000 under the Common Stock Private Purchase Agreement referred to in note 7 (b).

(d)	The Corporation issued 60,000 common shares for aggregate proceeds of $252,125 pursuant to the exercise of stock options.

(e)	On June 21, 2007, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 2,500,000 to 5,500,000, and increased the maximum number which may be optioned to any one individual from 5% to 15% of the total issued and outstanding common shares. In addition, the grant of 2,965,000 options to senior executives at an exercise price of $3 per share referred to in note 7 (c) became effective.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2002	$5.750	$2.800
2003	$4.400	$2.360
2004	$5.250	$1.890
2005	$3.250	$1.550
2006	$5.950	$1.810

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2005	1st Quarter	$3.250	$1.960
	2nd Quarter	$3.000	$2.000
	3rd Quarter	$2.920	$1.550
	4th Quarter	$2.450	$1.860
2005	1st Quarter	$5.950	$1.810
	2nd Quarter	$4.470	$2.240
	3rd Quarter	$4.580	$2.470
	4th Quarter	$4.770	$3.210

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
January, 2007	$4.140	$3.370
February, 2007	$6.990	$3.580
March, 2007	$6.750	$5.250
April, 2007	$6.700	$5.070
May, 2007	$7.500	$5.400
June, 2007 (through June 11 , 2007)	$6.080	$5.670

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2005 was CDN$250 million, in 2006 CDN$265 million, and in 2007 CDN$281 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Company is a party, for the two years ended June 22, 2007 ..

1.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited November 13, 2006. This agreement established a financing commitment for $13 million over a twenty-four month period starting November 13, 2006. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited October 21, 2005. This agreement established a financing commitment for $13 million over a twenty-four month period starting October 21, 2005. This agreement was replaced by the new agreement above on November 13, 2006.

3.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited October 6, 2004. This agreement established a financing commitment for $13 million over a twenty-four month period starting October 6, 2004. This agreement was replaced by the new agreement above on October 21, 2005.

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

We are required to file reports and other information with the securities commissions in all provinces of Canada. You also are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. This material includes our Management Information Circular for the most recent annual meeting, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans. Additional financial information is provided in our annual financial statements and our Management’s Discussion and Analysis relating to these statements. These documents are also accessible on SEDAR (www.sedar.com).

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Nymox Pharmaceutical Corporation, 9900 Cavendish Blvd. Suite 306, St.-Laurent, Quebec, Canada, H4M 2V2, Attention: Investor Relations. Telephone (800) 936-9669. Facsimile (514) 332-2227 EMAIL: info@nymox.com

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal exposure to market risk relates to changes in interest rates. As of December 31, 2006, we had a cash flow exposure to the changing interest rates on notes payable, bearing interest at the prime rate plus 2%, in the amount of $500,000. These notes payable were paid in full in May 2007.

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

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2006 and 2005, we paid the following fees for professional services to KPMG LLP:

	2006	2005
	(CAN$)
Audit Services	112,000	107,000
Audit-Related Services	6,000	6,000
Tax Services	18,200	14,000
Other Services	0	0

Total	136,200	127,000

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. KPMG and our management report to the Audit Committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed on the table above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements identified below are included in Item 8 of this report and are incorporated by reference in this item.

At and for the year ended December 31, 2006: Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Notes

At and for the year ended December 31, 2005: Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Notes

For the year ended December 31, 2004: Consolidated Statement of Operations and Deficit Consolidated Statements of Cash Flows Notes

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

        The following exhibits are included with or incorporated by reference into this report:

Exhibit No.	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company’s F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 15, 2004).
4(n)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005. (incorporated by reference to Exhibit 10.1 to the Company’s 20-F Report filed with the Commission on June 29, 2006).
4(o)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 13, 2006. (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on March 15, 2007).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(a)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf .

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
/S/ Paul Averback
Paul Averback
Title: President

Date: June 26, 2007

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION

Form 20-F Annual Report

Exhibit No.	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company’s F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 15, 2004).
4(n)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005. (incorporated by reference to Exhibit 10.1 to the Company’s 20-F Report filed with the Commission on June 29, 2006).
4(o)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 13, 2006. (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on March 15, 2007).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002