Form 20-F
period 2007-12-31
NYMOX PHARMACEUTICAL CORP
filed 2008-04-28
CIK 1018735

Form 20–F

[ ]	Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]	Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2007

or

[ ]	Transition Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

or

[ ]	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this Shell Company Report from to

NYMOX PHARMACEUTICAL CORPORATION
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

9900 Cavendish Blvd., Suite 306
St. Laurent, Quebec, Canada, H4M 2V2
(Address of principal executive offices)
Contact person: Roy Wolvin
Tel. 800-936-9669, e-mail: rwolvin@nymox.com, fax: 514-332-2227

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

29,365,753 shares as of December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act of 1934

Yes [ ]	No [X]

If this is a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [X]	No [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ]	No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]     Accelerated filer [X]     Non-accelerated filer [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]	Item 18 [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards [ ]	Other [X]
as issued by the International Accounting
Standards Board.

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [_]	Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]	No [X]

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

In connection with the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement to identify some of the important factors that could cause Nymox’s actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, Nymox. These factors, many of which are beyond the control of Nymox, include Nymox’s ability to:

•	identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

•	obtain suitable financing to support its operations and clinical trials;

•	manage its growth and the commercialization of its products;

•	achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology company;

•	successfully compete in its markets;

•	realize the results it anticipates from the clinical trials of its products;

•	succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

•	achieve regulatory clearances for its products;

•	obtain on commercially reasonable terms adequate product liability insurance for its commercialized products;

•	adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

•	assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

•	not encounter problems with third parties, including key personnel, upon whom it is dependent.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data
(In U.S. dollars )

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
CANADIAN GAAP
Current Assets	$430,960	$379,194	$291,454	$699,074	$747,672
Property & Equipment	19,710	7,839	11,463	25,348	133,161
Patents & Intellectual Property	3,712,682	3,477,819	3,310,129	3,271,599	3,034,529
Total Assets	4,260,346	3,970,845	3,719,039	4,066,021	4,022,862
Total Liabilities	2,094,745	2,144,312	2,506,902	2,053,634	1,724,164
Share Capital	50,155,147	44,443,350	39,488,350	36,553,350	32,503,600
Shareholder’s Equity	2,165,601	1,026,533	412,137	1,212,387	1,478,698
Total Revenues	433,933	442,861	426,282	321,948	200,132
Sales	412,923	437,440	424,506	321,895	199,217
Research & Development
Expenditures(1)	2,729,862	2,541,096	1,828,516	1,851,881	2,477,032
Net Loss	5,290,431	4,893,685	3,584,528	3,745,625	4,354,288
Loss per Share (basic &
diluted)	$0.18	$0.18	$0.14	$0.15	$0.18
Weighted Avg. No. of Common
Shares	29,005,342	27,644,749	26,080,470	24,924,674	23,669,852
U.S. GAAP(2)
Net Loss	$5,290,431	$4,893,685	$3,609,448	$3,770,545	$4,395,428
Loss per Share	0.18	0.18	0.14	0.15	0.19
Shareholder’s Equity	$2,155,492	$1,016,424	$402,028	$1,202,278	$1,468,589

(1)	We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(2)	Reference is made to Note 13 of Nymox’s audited financial statements as at and for the years ended December 31, 2007, 2006, and 2005 for a reconciliation of differences between Canadian and U.S. GAAP.

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

Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Pproducts

Products requiring regulatory approval, such as NX-1207, will be approved for commercial sale only if governmental regulatory authorities are satisfied that our clinical trials are properly designed and conducted and that the results of those trials provide valid and acceptable evidence that the product is safe and effective for the conditions or diseases it is intended to treat. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes and failure can occur at any stage of testing. Results attained in pre-clinical testing or in early clinical trials may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates. Failure to obtain such approval could cause the price of our shares to decline and adversely affect our business, operations, product development programs and financial condition.

Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

Delays in the initiation, conduct or completion of clinical trials are not uncommon. If one or more of our clinical trials is delayed, we may not unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline, increase clinical trial and product development costs, and affect the company’s business, operations, product development programs and financial condition.

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

A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo-controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of enlarged prostate (benign prostatic hyperplasia or BPH). The clinical testing of drug candidates is fraught with uncertainties and positive results from earlier clinical trials may not be repeated in later trials. As well, government regulators such as the U.S. Food and Drug Administration, or FDA, may require additional testing or further documentation relating to the preclinical testing, clinical studies, manufacturing or other issues at any time. These requirements may result in substantial delays in obtaining regulatory approval or make obtaining such approval much more difficult. Setbacks in any phase of the clinical development of our product candidates could have a negative impact on our business, operations, product development programs and financial condition, could jeopardize FDA or other regulatory approval and would likely cause a drop in the price of our shares.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of $4.3 million in 2003, $3.7 million in 2004, $3.6 million in 2005, $4.9 million in 2006 and $5.3 million in 2007. As of December 31, 2007, Nymox’s accumulated deficit was $50.5 million.

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

We have developed a diagnostic kit based on AlzheimAlert™ for sale to third parties. We will require prior approval from the FDA before we can market, distribute or sell this product in the United States. In July 2005, an FDA advisory panel voted 5-2 against approval of our for the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. On September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of benign prostatic hyperplasia (BPH), a common disorder of older men. The Company reported positive results in 2007 from a 2 year follow-up study of NX-1207 in 103 BPH patients. In February 2008, the Company reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). We cannot predict with any certainty the outcome of future trials, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly in the field of Alzheimer’s disease where there is a large unmet need for an effective treatment. Currently there are five drugs with similar mechanisms of action approved for sale in the United States (Aricept®, Cognex®, Exelon®, Razadyne® and Namenda™). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness. Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer’s disease. Treatment candidates under development include:

•	vaccines for Alzheimer’s disease.

•	enzyme-blocking therapies intended to block the production of the protein found in the senile plaques characteristic of Alzheimer’s disease. A number of pharmaceutical and biotechnology companies including Amgen, Elan and Bristol-Myers Squibb are working on such therapies.

•	Drugs and antibodies aimed at reducing, blocking or clearing the aggregation or accumulation of the protein found in senile plaques. A number of pharmaceutical and biotechnology companies including Wyeth, Elan, Baxter Healthcare, Neurochem, Praecis Pharmaceuticals, and Prana Biotechnology are working on such therapies.

•	memory enhancing compounds from AstraZeneca, Targacept, Medivation, Neuro-Hitech, Cortex Pharmaceuticals, Memory Pharmaceuticals Helicon Therapeutics and Sention, among others.

•	Implantation of a shunt (COGNIShunt™) developed by its maker, Eunoe Inc., and designed to drain cerebrospinal fluid from the patient’s skull into his or her abdominal cavity.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are seven drugs approved for treatment of BPH: three proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), and alfusozin (Uroxatral®)) and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of several hundred patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has nineteen patents issued or allowed relating to its technology. Our subsidiary, Serex, Inc. has thirteen patents.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 29,616,407 common shares of Nymox issued and outstanding as of April 28, 2008. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. In addition, 4,819,000 share options are outstanding, of which 2,300,250 are currently vested. Expiry dates for Nymox options range from 10 months to 9 years (see note 8(b) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

Nymox’s principal executive offices are located at:

Nymox Pharmaceutical Corporation 9900 Cavendish Boulevard, Suite 306, St. Laurent, Quebec, Canada, H4M 2V2 Phone: (800) 936-9669 Fax: (514) 332-2227

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

We market the NicAlert™ and TobacAlert™ tests through our own marketing arm and distributors in North America, Europe and Asia. TobacAlert™ is also available online at www.drugstore.com. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S., the U.K., and Spain for these products.

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as LabCorp and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as Orasure Techologies Inc. and Cozart Bioscience Ltd, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Diagnostic Products Corporation. NicAlert™ and TobacAlert™ also face competition from distributors who supply yes-no smoking status tests such as SmokeCheck, NicQuick, and QuickScreen, from NicCheck I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, from SmokeScreen, a chemical color-based tobacco test being marketed by Mermaid Diagnostics, Ltd. in the United Kingdom, and from carbon monoxide (CO) monitors such as SmokeCheck.

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

AlzheimAlert ™; an Aid to the Diagnosis of Alzheimer’s Disease

We offer AlzheimAlert™, a proprietary urine assay that can aid physicians in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ assay is available in the United States as a laboratory testing service through our government inspected clinical reference laboratory in New Jersey. The patient provides a first-morning urine sample for testing. The patient’s doctor then forwards the sample to our laboratory where our technical staff performs the test. We then report the results to the doctor. The AlzheimAlert™ test is intended as an aid to diagnosis, to be considered together with patient history, physical examination and other relevant medical data. The test does not replace a physician’s diagnosis.

We also offer a kit version of the AlzheimAlert™ assay for sale in Europe. The AlzheimAlert™ kit has the CE Mark. The kit allows clinical reference laboratories to perform the AlzheimAlert™ assay on site with urine samples sent directly to the laboratory.

The AlzheimAlert™ assay is based on pioneering research by researchers at the Massachusetts General Hospital and Brown University – and on years of clinical studies to establish and confirm the accuracy of the assay technology as an aid to the diagnosis of Alzheimer’s disease. In 1997, Nymox succeeded in developing a commercial assay that used spinal fluid samples. Subsequently, Nymox was able to develop an assay that used more easily obtained first morning urine samples. The AlzheimAlert™ assay represents the latest generation of development of this testing technology.

Recent publications in the peer-reviewed literature concerning the clinical utility of the assay in the diagnosis of Alzheimer’s disease include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104); Journal of Contemporary Neurology (1998; art. 4a); Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226); Alzheimer’s Reports (1999; 2: 327-332), (2000; 3: 177-184), (2001; 4: 61-65) and (2002; 5: 1-6); Neurology (2000; 54: 1498-1504) and (2000; 55: 1068); Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2004; 6(3): 231-42); Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60: 2679-91); Neurology and Clinical Neurophysiology (2002; 1: 2-7); Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) and (1996; 55: 1038-1050), Frontiers in Bioscience (2002; 7: d989-96), Journal of the American Medical Directors Association (Jan 2007; 8:21-30), Journal of Clinical Laboratory Analysis (Jan 2007;21:24-33), and Expert Review of Molecular Diagnostics (January 2008; 8:21-28).

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

In the field of Alzheimer’s disease diagnosis, our AlzheimAlert™ test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

•	Athena Diagnostics, Inc., a wholly owned subsidiary of Thermo Fisher Scientific, which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer’s disease: a genetic test for the rare cases of familial, early-onset Alzheimer’s disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients.
•	Innogenetics NV which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.
•	Applied NeuroSolutions, Inc. currently markets a research test for a variant of a protein in the spinal fluid of patients.

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

Nymox licensed the technology that led to the development of the AlzheimAlert™ assay in 1997 from the Massachusetts General Hospital as part of a sponsored research and licensing agreement, under which Nymox sponsored the research of the principal investigators into the use of neural thread protein (NTP), its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patent costs and royalties continue for the life of the patents, which run until November 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are eight issued U.S. patents under license and a correspondingly larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement terminated in March 1999. Nymox retained the exclusive license to the rights to the AlzheimAlert™-related patents owned by the Massachusetts General Hospital.

Effective March 1999, Nymox entered into a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital. Under the terms of this agreement, Nymox continued to sponsor research into the uses of neural thread proteins, their antibodies or genes for diagnostic, therapeutic and research purposes and to pay the patent costs for any patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of any such patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license. The sponsorship of this agreement expired in March 2005; however, Nymox retains the exclusive license to patent rights on certain NTP-based technology including a license to an issued U.S. patent.

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

In February 2008, the Company reported statistically significant positive results in a new 32 site U.S. study of NX-1207. The mean improvement in this Phase 2 study (9.71 points in the BPH Symptom Score) was superior to the study comparator, which was finasteride, an approved drug for BPH (4.13 points) (p=.001). The study demonstrated a statistically significant greater improvement in patients given full dose NX-1207 compared to low dose NX-1207 (p=.033). Safety results in the clinical trial were excellent.

In 2007, Nymox also reported positive results from long-term outcome studies of patients treated with NX-1207 for BPH.

On March 9, Nymox announced positive results from a long-term blinded placebo-controlled outcome study of 116 unselected subjects at 26 clinical trial sites across the U.S. from its earlier Phase 2 study. The study assessed symptom scores and treatment outcome 8-19 months after a single NX-1207 treatment. Overall, without further NX-1207 treatment, patients initially treated with NX-1207 showed a total pooled mean improvement of 7.4 points in the primary outcome endpoint of AUA Symptom Score values, which reached statistical significance when compared with the placebo control (p=.28). In terms of treatment outcomes, patients treated with NX-1207 had significantly more (p=.02) favorable outcomes compared to placebo. No significant sexual side effects from NX-1207 treatment were reported.

On May 7, Nymox announced positive results from a long-term outcome study of NX-1207 for BPH evaluating the symptomatic progress of U.S. patients involved in the Company’s Phase 1-2 studies initiated in 2003. Patients treated with NX-1207 were followed on an unselected and as available basis, and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 3 ½ years after treatment. Overall, patients treated with NX-1207 showed a mean improvement of 8.6 points in the primary outcome endpoint of AUA Symptom Score value 42 months after NX-1207 treatment. 50% of these patients reported no additional treatment for BPH during this period and had a mean improvement of 10.0 points in AUA Symptom Score. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably with currently approved BPH drugs which, unlike NX-1207 treatment, require ongoing daily administration to be effective.

On November 28, Nymox reported positive results from a further long-term outcome blinded, placebo controlled study of unselected subjects from its earlier Phase 2 study. 24 clinical trial sites across the U.S. and 103 subjects participated in the study which, assessed symptom scores and treatment outcome 2 years (range 16-27 months) after a single treatment with NX-1207 or placebo. At the time of follow-up, 52% of patients treated with NX-1207 were not on BPH medication and had not required surgical intervention for their BPH since their initial treatment with NX-1207; these patients had a mean improvement of 10.2 points in AUA BPH Symptom Score values. For patients with prostate size <70 grams, the results showed that a statistically significant percentage of patients initially treated once with NX-1207 were not on BPH medication and had not required surgical intervention as compared to patients who received placebo. In this important population, (which corresponds to the group typically used in most studies for comparison with other drugs), the results showed that 60% of patients who received NX-1207 required no other BPH treatment, and had maintained an improvement of 11.3 points in BPH Symptom Score (p<.05 versus placebo). There were no significant sexual side effects from NX-1207.

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are seven drugs approved for treatment of BPH: three proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), and alfusozin (Uroxatral®)) and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer’s Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer’s disease and have issued patents or pending patent applications elsewhere, including Europe, Japan, Canada and Australia. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. The potential of statin drugs for AD has been featured in a cover story in Newsweek, as well as in the New York Times, Fortune, Los Angeles Times, and The Wall Street Journal. Some of the recent scientific studies and reviews concerning the potential for statin drugs to treat or reduce the risk of AD or loss of cognitive function include Neurology. 2007; 69:1873-80; Expert Opinion on Ther Targets. 2007;11:1257-60; CNS Drugs. 2007;21:449-62; Neurosci Lett. 2007;416:279-84; Curr Med Chem. 2007;14:103-12; Neurol Res. 2006; 28:630-6, Acta Neurol Scand 2006; 114 (Suppl. 185): 78-86, Acta Neurol Scand 2006; 114 (Suppl. 185): 3–7, J.Neurochem. 2006; 97:716-723; Restor. Neurol. Neurosci 2006; 24:79-95; Neuromolecular Med. 2006; 8:319-328, Neurology 2005; 65:1388-1394, J. Neurol. Neurosurg. Psychiatry 2005; 76:1624-1629, The American Journal of Medicine 2005; 118: 48S-53S; The Lancet Neurology 2005; 4:841-852; Current Opinions in Lipidology 2005;16: 619-623; The Lancet Neurology 2005; 4: 521-2, Arch Neurol 2005; 62:1047-51, Neurology 2005; 64:1531-8, Arch Neurol 2005; 62:753-7, J Neurol Sci 2005; 229-230:147-50, Arch Gen Psychiatry 2005; 62:217-24. International Journal of Geriatric Psychiatry (2004; 19:327-32), Neuroepidemiology (2004; 23:94-8); Neuron (2004; 41:7-10); Archives of Neurology (2000; 57:1439-1443); Lancet (2000; 356:1627-1631); Archives of Neurology (2002; 59:223-227); Journals of Gerontology: Biological Sciences and Medical Sciences (2002; 57:M414-M418); and Journal of the American Geriatrics Society (2002;50:1852-1856). Some studies, however, have not found evidence that statins may help treat or prevent Alzheimer’s disease and research in this area is ongoing. No statin drug has been approved for use in the treatment or prevention of Alzheimer’s disease.

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

Nymox licensed the NTP technology in 1997 from Harvard University and the Massachusetts General Hospital as part of a sponsored research and licensing agreement. Under the terms of this agreement, Nymox sponsored the research of the principal investigators into the use of neural thread protein, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patents costs and royalties continue for the life of the patents, which run until November, 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are eight issued U.S. patents under license and a correspondingly larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement terminated in March, 1999. Nymox retained the exclusive license to the rights to the NTP-related patents owned by the Massachusetts General Hospital.

Effective March 1999, Nymox entered into a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital. Under the terms of this agreement, Nymox continued to sponsor research into the uses of neural thread proteins, their antibodies or genes for diagnostic, therapeutic and research purposes and to pay the patent costs for any patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of any such patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license. The sponsorship agreement expired in March 2005; however, Nymox retains the exclusive license to patent rights on certain NTP-based technology including a license to an issued U.S. patent.

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

Nymox faces intense competition for the development of an effective treatment for Alzheimer’s disease. The market conditions for an Alzheimer’s disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer’s disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer’s disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer’s disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer’s disease before we can. At present, four drugs for Alzheimer’s disease are being widely marketed in the United States, Aricept® by Pfizer, Exelon® by Novartis, Razadyne® by Janssen and Namenda™ by Forest. These four drugs only treat some of the symptoms of Alzheimer’s disease by enhancing memory and other mental functions and not the underlying causes of the illness.

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

In the United States, the FDA approval procedure is a two-step process. We must file an investigational new drug (IND) application for each product with the FDA before beginning the initial (Phase 1) clinical testing of the new drug in healthy subjects. If the FDA has not commented on or questioned the application within 30 days of its filing, initial clinical studies may begin. If, however, the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

After Phase 1 testing, we must conduct extensive clinical trials with patients in order to establish the efficacy and safety of our drug. Once we complete the required clinical testing, we expect to have to file a new drug application for FDA approval in order to market most, if not all, of our new drugs. The application is complicated and detailed and must include the results of extensive clinical and other testing, the cost of which is substantial. The FDA conducts an extensive and often lengthy review of such applications. The agency is required to review applications within 180 days of their filing, but, during the review, frequently requests that additional information be submitted. This starts the 180-day regulatory review period anew when the requested additional information is submitted and, as a result, can significantly extend the review period. Until the FDA actually approves the new drug application, there can be no assurance that the agency will consider the information requested and submitted to justify approval. The packaging and labeling of products are also subject to FDA regulation. Accordingly, it is impossible to anticipate when the FDA will approve a new drug application.

Our lead candidate is NX-1207, which successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. We cannot predict with any certainty the outcome of future trials, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

The Company currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has nineteen U.S. patents issued or allowed and a corresponding larger number of patents and patent applications worldwide . Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for its issued patents is February, 2009 and the rest range from 2010 through 2021.

Nymox’s subsidiary, Serex, has thirteen patents issued or allowed in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex’s proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

Nymox also has exclusive rights to twelve issued U.S. patents as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in 2014.

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

In the field of Alzheimer’s disease diagnosis, our AlzheimAlert™ test faces growing competition which could detrimentally impact on our ability to successfully market and sell our diagnostic test. Our competitors include:

•	Athena Diagnostics, Inc., a wholly owned subsidiary of Thermo Fischer Scientific, which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer’s disease: a genetic test for the rare cases of familial, early-onset Alzheimer’s disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients.
•	Innogenetics NV which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.
•	Applied NeuroSolutions, Inc. currently markets a research test for a variant of a protein in the spinal fluid of patients.

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

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as LabCorp and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as Orasure Techologies Inc. and Cozart Bioscience Ltd, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Diagnostic Products Corporation. NicAlert™ and TobacAlert™ also face competition from distributors who supply simple yes-no smoking status tests such as SmokeCheck, NicQuick, and QuickScreen, from NicCheck I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, from SmokeScreen, a chemical color-based tobacco test being marketed by Mermaid Diagnostics, Ltd. in the United Kingdom, and from carbon monoxide (CO) monitors such as SmokeCheck.

We also face intense competition for the development of an effective treatment for Alzheimer’s disease. The market conditions for an Alzheimer’s disease drug strongly favor the entry of other corporations into the area. The current market for therapeutic drugs for Alzheimer’s disease is an estimated $2 billion. This market is expected to grow rapidly as new drugs enter the market and as the baby boom generation becomes more at risk for developing Alzheimer’s disease. As a result, most of the major pharmaceutical companies and many biotechnology companies have ongoing research and development programs for drugs and treatments for Alzheimer’s disease. Many of these companies have much greater scientific, financial and marketing resources than we have and may succeed in developing and introducing effective treatments for Alzheimer’s disease before we can. At present, four drugs for Alzheimer’s disease are being widely marketed in the United States, Aricept® by Pfizer, Exelon® by Novartis, Razadyne® by Janssen Namenda™ by Forest. These four drugs only treat some of the symptoms of Alzheimer’s disease by enhancing memory and other mental functions and not the underlying causes of the illness.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are seven drugs approved for treatment of BPH: three proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), and alfusozin (Uroxatral®)) and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Under this agreement dated November 13, 2006, we have received to date a total of $4,750,000 for the following shares under this common stock private purchase agreement:

•	December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share.
•	December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share.
•	December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share.
•	January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share.
•	February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share.
•	March 26, 2007, 67,869 common shares were issued at a price of $5.89 per share.
•	April 26, 2007, 97,276 common shares were issued at a price of $5.14 per share.
•	May 9, 2007, 286,145 common shares were issued at a price of $6.64 per share.
•	September 6, 2007. 57,582 common shares were issued at a price of $5.21 per share.
•	October 11, 2007. 77,042 common shares were issued at a price of $6.49 per share.
•	December 4, 2007, 64,205 common shares were issued at a price of $6.23 per share.

On November 16, 2007, we signed a new Common Stock Private Purchase Agreement, whereby the same investor is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2007, subject to the same terms and conditions as before.

Under this agreement dated November 16, 2007, we have received to date a total of $1,280,000 for the following shares under this common stock private purchase agreement:

•	January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share.
•	February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share.
•	March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share.
•	March 28, 2008, 58,366 common shares were issued at a price of $5.14 per share.

As of April 28, 2008, Nymox had approximately $13.7 million of financing available under the facility. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Company has received total proceeds of approximately $1.03 million from the exercise of 346,400 options since 1995 as follows:

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

In total, Nymox has raised over $50.5 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $21,441 per month in 2008. Total commitments in 2008 and beyond are summarized in note 9 to the consolidated financial statements.

The demand note payable by the Company to a third party of $500,000, as at December 31, 2006 was paid in full in May 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the years ended December 31, 2007 and 2006. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated April 28, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The audited Consolidated Financial Statements and this MD&A were reviewed by the Company’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site randomized prospective placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. Nymox also reported, in February 2008, positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). The Company reported positive results in 2007 from a 2 year follow-up study of NX-1207 in 103 BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

•	Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These products
•	Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines
•	A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares
•	We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207
•	We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect
•	Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation
•	It is Uncertain When, if Ever, We Will Make a Profit
•	We May Not Be Able to Raise Enough Capital to Develop and Market Our Products
•	We Face Challenges in Developing, Manufacturing and Improving Our Products
•	Our Products and Services May Not Receive Necessary Regulatory Approvals
•	We Face Significant and Growing Competition
•	We May Not Be Able to Successfully Market Our Products
•	Protecting Our Patents and Proprietary Information is Costly and Difficult
•	We Face Changing Market Conditions
•	Health Care Plans May Not Cover or Adequately Pay for our Products and Services
•	We Face Potential Losses Due to Foreign Currency Exchange Risks

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

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

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

Valuation of Long-lived Assets

Property and equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $14.2 million as of December 31, 2007, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Selected Annual Information	2007	2006	2005
Total revenues	$433,933	$442,861	$426,282

Net loss	$(5,290,431)	$(4,893,685)	$(3,584,528)

Loss per share (basic & diluted)	$(0.18)	$(0.18)	$(0.14)

Total assets	$4,260,346	$3,970,845	$3,719,039

Quarterly Results 2007	Q1	Q2	Q3	Q4
Total revenues	$138,666	$87,412	$70,226	$137,629

Net loss	$(1,132,520)	$(1,464,950)	$(1,386,084)	$(1,306,878)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.05)	$(0.05)

Quarterly Results 2006	Q1	Q2	Q3	Q4
Total revenues	$96,009	$120,360	$141,817	$84,675

Net loss	$(1,059,246)	$(1,360,621)	$(1,238,833)	$(1,234,985)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.04)

All amounts are in U.S. dollars.

Results of Operations – 2007 compared to 2006

Net losses were $1,306,878 or $0.05 per share, for the quarter and $5,290,431 or $0.18 per share for the year ended December 31, 2007, compared to $1,234,985, or $0.04 per share for the quarter and $4,893,685 or $0.18 per share for the year ended December 31, 2006. The increase in net losses for both the quarter and the year is attributable to increased expenditures in research and development of products in the Company’s pipeline and due to increased stock compensation expenses. The weighted average number of common shares outstanding for the year ended December 31, 2007 was 29,005,342 compared to 27,644,749 for the same period in 2006.

There have been no material adjustments, nor extraordinary items during the quarter ended or during the year ended December 31, 2007.

Revenues

Revenues from sales amounted to $135,002 for the quarter and $412,923 for the year ended December 31, 2007, compared with $83,478 for the quarter and $437,440 for the year ended December 31, 2006. The variance for the quarter is due to timing differences in the orders of products in 2007 compared to 2006. The variance for the year is due to a decrease in sales to Europe (AlzheimAlert decrease of 33.2% and NicAlert/TobacAlert decrease of 53.9%). The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $720,869 for the quarter and $2,797,903 for the year ended December 31, 2007, compared with $701,498 for the quarter and $2,594,714 for the year ended December 31, 2006. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Management’s decision to increase expenditures in 2007 relating to general research on therapeutic candidates in the Company pipeline explains the increase for the quarter and year-to-date. For the year-ended 2007, research tax credits amounted to $68,041 compared to $53,618 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $66,517 for the quarter and $236,395 for the year ended December 31, 2007, compared with $66,513 for the quarter and $236,054 for the year ended December 31, 2006. Expenditures in 2007 were consistent compared to the same period in 2006. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $247,882 for the quarter and $970,919 for the year ended December 31, 2007, compared with $192,723 for the quarter and $954,397 for the year ended December 31, 2006. The increase for the quarter and the year is due to higher professional fees relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. The increase in stock-based compensation in 2007 relates to grants made in 2006 and 2007. In the first quarter of 2007, 10,000 fully-vested options were granted to a consultant. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $33,960, was recorded in the first quarter. In the third quarter of 2007, 40,000 fully-vested options were granted to directors of the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $146,360, was recorded in the third quarter. In addition, in each quarter of 2007, stock-based compensation costs were recorded of $204,680 (total $818,720 in 2007) for the 3,565,500 options granted in 2006, which vest quarterly over six years, and of $4,055 (total $16,220 in 2007) for the 50,000 options granted in 2003 which vested annually over four years

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 72% of 2007 expenses (75% in 2006) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2007 or 2006.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2006 compared to 2005

Net losses were $1,234,985, or $0.04 per share for the quarter and $4,893,685, or $0.18 per share, for the year ended December 31, 2006, compared to $821,088, or $0.03 per share, and $3,584,528, or $0.14 per share, respectively, for the corresponding periods in 2005. The increase in net losses is attributable to stock-based compensation costs relating to an increase in grants of stock options in 2006 in comparison to 2005 and to an increase in expenditures in 2006 relating to moving the Company’s NX-1207 candidate through clinical trials. The weighted average number of common shares outstanding for the year ended December 31, 2006 was 27,644,749 compared to 26,080,470 for the same period in 2005.

Revenues

Revenues from sales amounted to $83,478 for the quarter and $437,440 for the year ended December 31, 2006, compared with $106,082 for the quarter and $424,506 for the year ended December 31, 2005. A large order of NicAlert by one client accounted for the increase for the year in 2006 compared to the same period in 2005. The variance for the quarter is due to timing differences in the orders of products in 2006 compared to 2005.

Research and Development

Research and development expenditures were $701,498 for the quarter and $2,594,714 for the year ended December 31, 2006, compared with $350,476 for the quarter and $1,831,591 for the year ended December 31, 2005. Increased expenses relating to moving the Company’s NX-1207 product candidate through clinical trials explains the increase for the quarter and for the year. For the year-ended 2006, research tax credits amounted to $53,618 compared to $3,075 in 2005 as a result of additional expenditures claimed for refundable tax credits in 2006 compared to 2005.

Marketing Expenses

Marketing expenditures were $66,514 for the quarter and $236,054 for the year ended December 31, 2006, in comparison to expenditures of $80,785 for the quarter and $273,392 for the year ended December 31, 2005. Management’s decision to lower expenditures for publicity accounts for the reduction in the quarter and for the year.

Administrative Expenses

General and administrative expenses amounted to $192,723 for the quarter and $954,397 for the year ended December 31, 2006, compared with $293,131 for the quarter and $1,202,080 for the year ended December 31, 2005. The reduction in expenses in both the quarter and for the year is due to management’s decision to lower expenditures in salaries (decrease of 17.6%), insurance (decrease of 37.9%) and shareholder relations (decrease of 35.6%).

Stock-based Compensation

The increase in stock-based compensation costs is due to the following stock option grants in 2007 and 2006. In the second quarter of 2006, 200,000 fully-vested options were granted, in replacement of an equal number of options which had expired, to option holders still associated with the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $338,400, was recorded. Also in the second quarter of 2007, 40,000 fully-vested options were granted to directors of the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $65,760, was recorded. In the third quarter of 2006, 3,565,500 options were granted to directors and employees of the Company, of which 194,250 were vested. Under the fair value based method, the stock-based compensation cost recorded in the third quarter for these options was $278,008. In the fourth quarter of 2006, stock-based compensation costs were recorded of $204,680 for the 3,565,500 options granted in the second quarter, which vest quarterly over six years. An amount of $16,220 was also recorded in 2006 for the 50,000 options granted in 2003 which vest annually over four years

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $21,441 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$686,124	$257,296	$428,827	$0

Operating Leases	$40,028	$18,530	$21,499	$0

Total Contractual Obligations	$726,152	$275,826	$450,326	$0

The Company has no binding commitments for the purchase of property, equipment, patents or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

Transactions with Related Parties

The Company had no transactions with related parties in 2008, 2007 or 2006.

Financial Position

Liquidity and Capital Resources

As of December 31, 2007, cash totaled $273,108 and receivables including tax credits totaled $128,421. In November 2006, the Corporation signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing November 13, 2006. As at December 31, 2007, 11 drawings were made under this purchase agreement, for total proceeds of $5,950,000. On December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share. On December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share. On December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share. On January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share. On February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share. On March 26, 2007, 67,869 common shares were issued at a price of $5.89 per share. On April 26, 2007, 97,276 common shares were issued at a price of $5.14 per share. On May 9, 2007, 286,145 common shares were issued at a price of $6.64 per share. On September 6, 2007, 57,582 common shares were issued at a price of $5.21 per share. On October 11, 2007, 77,042 common shares were issued at a price of $6.49 per share. On December 4, 2007, 64,205 common shares were issued at a price of $6.23 per share.

The Company negotiated a new agreement with the same investor on November 16, 2007, under the same terms and conditions of the previous agreement. The Company can draw down $15,000,000 over 24 months under the new agreement. At December 31, 2007, the Company can draw down $15,000,000 over the remaining 22 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

Subsequent Events

As at April 28, 2008, 4 drawings were made under the common stock private purchase agreement, for total proceeds of $1,280,000. On January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share. On February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share. On March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share. On March 28, 2008, 58,366 common shares were issued at a price of $5.14 per share.

Outstanding Share Data

As of April 28, 2008, there were 29,616,407 common shares of Nymox issued and outstanding. In addition, 4,819,000 share options are outstanding, of which 2,300,250 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2007.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management, with the assistance of outside experts, conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that internal control over financial reporting was effective as of that date.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2007 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policy

Effective with the commencement of its 2007 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable and long-term receivable as “loans and receivables”, and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”. These classifications had no impact on the Corporation’s financial position or results of operations. In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3861 had no impact on the financial statements for the year ended December 31, 2007.

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. This Section is effective for fiscal periods beginning on or after October 1, 2007. This new standard relates to disclosure only and will not impact our financial results.

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation. These Sections are effective for fiscal periods beginning on or after October 1, 2007. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments – Recognitions and Measurement. These new standards relate to disclosure and presentation only and will not impact our financial results.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. We have not yet determined what the impact of adopting this standard will have on our consolidated financial statements.

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

International Financial Reporting Standards

In 2005 the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. These standards are effective January 1, 2011.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Research and Development, Patents and Licensees

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the company or licensed to the company through exclusive licensing agreements of patent rights. Over the last three financial years, the company’s major research and development activities were in the following program areas:

•	Diagnostic products for Alzheimer’s disease. The major project in this area, the development and validation of a kit version of our AlzheimAlert™ product for sale to laboratories and hospitals was completed in 2004. We are currently marketing the kit in Europe under the CE mark. We also provide AlzheimAlert™ as a laboratory testing services through our CLIA-certified clinical reference laboratory in New Jersey. The FDA has not approved our kit version for sale in the U.S. We are continuing to pursue further kit development and regulatory approvals. At this time, we cannot provide an estimate of the costs and timing to obtain FDA approval for such a kit as it is uncertain at this stage the nature and extent of FDA requirements for approval based on discussions with us.

•	Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH). We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo-controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of enlarged prostate (benign prostatic hyperplasia or BPH). We cannot predict with any certainty the outcome of any future trials nor estimate the costs of completing such trials, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. We anticipate starting a Phase 3 trial in the near future and subsequently filing a New Drug Application (NDA) with the FDA. Given the inherent uncertainties with any Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project. These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

•	Anti-infectives. Our anti-bacterial agent, NXC-4720, which is being developed as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude use from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. In addition, we anticipate that we may partner with a larger company in the food or agricultural sectors in order to finance and conduct field trials and to market any approved product; thus the timing of completion of the regulatory approval of such a product will not likely be within our sole control.

•	Tobacco exposure and other diagnostic tests. We developed and validated NicAlert™, which is an FDA-cleared test for tobacco product use, and TobacAlert™, which is an over-the-counter test for second-hand smoke exposure. These are completed projects with any further research and development costs being related to product improvement and obtaining regulatory approvals where required in order to expand the market for these products. The development of other new diagnostic tests using our patented diagnostic technologies are in early stage development. Because of the early stage of development of these projects, it is not possible to outline the nature, timing or estimated costs of the efforts necessary to complete any of them nor their anticipated completion dates. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the uncertainty whether we will be able to successfully adapt our patented diagnostic technologies to these new diagnostic indicators, whether any new diagnostic tests we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such tests at a commercially competitive price.

•	Therapeutic products for Alzheimer’s disease. We are conducting early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. In addition, given the very high costs of development of a drug for Alzheimer’s disease, we anticipate having to partner with a larger pharmaceutical company to conduct and finance clinical trials. The terms of such a partnership arrangement along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such a drug will likely not be within our sole control. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace. We also have global patent rights to the use of statins in the prevention or treatment of Alzheimer’s disease. Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. The effect of the results of such trials on this program is uncertain.

•	Oncology products. We are in the early stages of developing therapeutic products for oncological indications. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor its anticipated completion dates. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval.

Research and development expenses allocated to our major research and development programs are as follows:

	Year ending Dec 31, 2007	Year ending Dec.31, 2006	Year ending Dec 31, 2005	Year ending Dec 31, 2004
Alzheimer’s Disease: Diagnostics	$ 467,367	$ 520,855	$ 488,361	$ 691,183

Alzheimer’s Disease: Therapeutics	$ 91,398	$ 98,056	$ 2,866	$ 282,205

Anti-Infectives	$ 29,091	$ 25,899	$ 28,934	$ 22,224

BPH (Enlarged Prostate) Therapeutics	$1,824,073	$1,739,183	$1,018,266	$ 615,454

Tobacco Exposure Tests:
NicAlert™ and TobacAlert™	$ 64,251	$ 108,119	$ 67,164	$ 118,636

Oncology	$ 321,723	$ 102,602	$ 226,000	$ 131,537

General Research (BPH Therapeutics
Included)	--	--	--	--

Total	$2,797,903	$2,594,714	$1,831,591	$1,861,239

	Year ending Dec 31, 2003	Year ending Dec 31, 2002	Year ending Dec 31, 2001	Year ending Dec 31, 2000	Year ending Dec 31, 1999	Total for Periods Presented
Alzheimer’s Disease: Diagnostics	$ 779,305	$ 332,254	$ 491,051	$ 657,924	$ 253,015	$4,213,948

Alzheimer’s Disease: Therapeutics	$ 496,658	$ 463,182	$ 528,230	$ 404,850	$ 501,685	$2,777,732

Anti-Infectives	$ 24,793	$ 1,563	$ 134,098	$ 313,884	$ 195,427	$ 746,822

			See	See	See
BPH (Enlarged Prostate)	$ 548,064	$ 523,926	General	General	General	$4,444,893
Therapeutics			Research	Research	Research

Tobacco Exposure Tests:
NicAlert™ and TobacAlert™	$ 292,692	$ 308,161	$ 122,159	$ 116,872	--	$1,133,803

Oncology	$ 368,539	$ 77,000				$ 905,678

General Research (BPH
Therapeutics Included)	--	--	$ 224,116	$ 590,702	$ 186,995	$1,001,813

Total	$2,510,051	$1,706,086	$1,499,654	$2,084,232	$1,137,122	$15,224,689

For the earlier periods from 1995 to 1998, the Company did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 1998, the general research expenses included primarily work on the Alzheimer’s diagnostic and therapeutic candidates. The breakdown of research and development costs for these periods is as follows: 1998: $ 2,091,745; 1997 $ 1,775,340; 1996 $ 1,632,370; and 1995 $ 395,770. The total research and development expenditure for the 1995 to 1998 period was $ 6,323,696. Total research and development expenditures to date are $ 24,346,288.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 57, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 44, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office specializing in corporate mergers and acquisitions.  In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 82, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies, in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 51, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 57, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 56, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 53, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Brian Doyle, B.Sc., M.B.A., 53, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent the last 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Celine Dupuis, MD, CMSQ, DABP, 49, Chief Clinical Officer since October 2004, received her MD from Laval University in 1982, and completed her residency in Anatomical Pathology at McGill University and the University of Montreal in 1987. Dr. Dupuis has practiced family medicine, as well as pathology, managed medical and laboratory facilities, and has publications in the scientific and patent literature.

Compensation

The table below provides compensation information for the fiscal year ended December 31, 2007 for each executive officer of Nymox and for the directors and executive officers as a group.

Name and Principal Position		Annual Compensation (expressed in US$)			Long Term Compensation
	Year	Salary ($)	Bonus, SARs, LTIP, SSRRs ($)	Other Annual Compensation ($)	Securities under Option (#)	All Other Compensation
	2007	46,625	0	2,567	0	0
Dr. Paul Averback
CEO and President	2006	55,159	0	1,216	3,000,000	0

	2005	30,146	0	3,177	0	0

	2007	93,146	0	1,329	0	0
Mr. Roy Wolvin
CFO	2006	88,176	0	1,817	150,000	0

	2005	(2)103,376	0	2,247	0	0

	2007	111,742	0	1,488	0	0
Mr. Jack Gemmell
General Counsel	2006	105,933	0	298	210,000	0

	2005	(2)161,269	0	1,218	0	0

	2007	141,511	0	1,329	0	0
Mr. Brian Doyle
Global Sales Manager	2006	137,286	0	1,817	50,000	0

	2005	146,158	0	1,438	0	0

	2007	139,563	0	0	0	0
Dr. Celine Dupuis
Chief Clinical Officer	2006	(1)80,828	0	0	150,000	0

	2005	27,512	0	0	0	0

Salaries are payable in Canadian dollars, but expressed above in US$; fluctuations in exchange rates account, in part, for the variances from year-to-year.

(1) Dr. Dupuis became a senior officer July 1, 2006.
(2) Includes repayment of arrears in salaries.

During the financial year ended December 31, 2007, no executive officer received any long-term incentive plan (LTIP) awards (other than the options listed in the table above) nor any stock appreciation rights (SARs) nor any shares subject to resale restrictions (SSRRs) nor any repricings of any options, nor did any executive officer exercise any options.

Nymox does not have written employment contracts with any of the senior management named above except Brian Doyle. Directors of Nymox, with the exception of the President and our General Counsel, are paid $10,000 annually plus a fee of $1,000 for each board meeting attendance, $500 for each committee meeting attendance and are reimbursed for expenses incurred in connection with their office.

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

In its Hasbrouck Heights and St.-Laurent laboratories and offices, for the year 2007, the Company employed on the average nineteen persons with fifteen in research and development and four in administration and marketing; for the year 2006, nineteen persons (fifteen in research and development and four in administration and marketing); and for the year 2005, sixteen persons (twelve in research and development and four in administration and marketing).

Share Ownership

As of April 28, 2008, the number of common shares owned or controlled by, and options granted to directors and senior officers of the Corporation were as follows:

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned	Options Vested	Options Not Vested	Exercise Price	Expiry Date M/D/Y
Paul Averback, M.D.	13,115,395	44.3%	500,000	0	$3.00	10/24/13
			875,000	2,125,000	$3.00	08/24/16
Randall Lanham	0	*	20,000	0	$2.75	07/17/16
Paul McDonald	0	*	20,000	0	$2.75	07/17/16
David Morse, Ph.D.	462	*	20,000	0	$2.75	07/17/16
Roger Guy, MD	51,979	*	20,000	0	$2.75	07/17/16
Jack Gemmell	13,725	*	50,000	0	$6.93	01/22/09
					(C$10.00)
			25,000	0	$3.875	05/01/10
			25,000	0	$1.93	04/23/11
			20,000	0	$2.62	09/09/13
			61,250	148,750	$3.00	08/24/16
Roy Wolvin	9,966	*	20,000	0	$3.12	05/13/09
					(C$4.50)
			5,000	0	$2.62	09/09/13
			50,000	0	$2.82	06/09/16
			43,750	106,250	$3.00	08/24/16
Brian Doyle	10,000	*	50,000	0	$3.75	04/28/13
			17,500	32,500	$3.00	08/24/16
Celine Dupuis, MD	848,172	*	43,750	106,250	$3.00	08/24/16

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

No more than 5,500,000 common shares may be under option at any time and a maximum of 5,500,000 common shares are available to be issued under the stock option plan as the result of the exercise of options. Options that expire or terminate without being exercised become available to be granted again. Material changes to the stock option plan such as the number of shares available to be optioned require shareholder approval. On June 21, 2007, the shareholders approved amendments to the plan that included increasing the maximum number of shares that could be issued in total under the plan from 2,500,000 to 5,500,000, and to any one individual from 5% to 15% of the total number of issued shares. Since the inception of the stock option plan in 1995, 346,400 common shares have been issued as a result of the exercise of options granted under the plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of April 28, 2008, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	13,115,395	44.3%
All directors and officers as a group	14,049,699	47.3%

As of April 28, 2008, Dr. Celine Dupuis, Dr. Averback’s wife, owned 848,172 common shares (2.9%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Southpoint Capital Advisors reported in a Feb.14, 2008 filing that it had dispositive power over 2,597,380 shares of Nymox or approximately 8.77 % of Nymox shares. Hal Pettigrew reported in a March 14, 2008 filing that he had dispositive power over 1,532,960 shares of Nymox or approximately 5.18 % of Nymox’s shares.

Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of April 28, 2008, total shares outstanding were 29,616,407. There were 202 holders of record of the common shares and 4,033 beneficial shareholders in total. Of these, 75 were holders of record of the common shares and 3,346 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 12,538,417 shares, representing approximately 42 % of the outstanding shares of common stock.

Related Party Transactions

The Company did not have any related party transactions for the year ended December 31, 2007.

ITEM 8. FINANCIAL INFORMATION

In 2007, sales by Nymox Pharmaceutical Corporation’s US company were $349,337 and sales by its Canadian company were $63,586. We refer to Note 14 of the financial statements below.

kpmg

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 2007, 2006 and 2005

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation (the “Corporation”) and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2008 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

(signed)     KPMG LLP

Chartered Accountants

Montréal, Canada

February 15, 2008 (except for notes 16 (c) and 16 (d), which are as of March 4, 2008 and March 28, 2008, respectively)

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
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 15, 2008(except for notes 16 (c) and 16 (d), which are as of March 4, 2008 and March 28, 2008, respectively) expressed an unqualified opinion on those consolidated financial statements.

(signed)     KPMG LLP

Chartered Accountants

Montréal, Canada

February 15, 2008

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2007 and 2006
(in US dollars)

	2007	2006
Assets
Current assets:
Cash	$273,108	$235,124
Accounts receivable	60,380	46,307
Research tax credits receivable	68,041	53,618
Inventories	29,431	44,145

	430,960	379,194
Long-term security deposit	26,994	35,993
Long-term receivables (note 7)	70,000	70,000
Property and equipment (note 4)	19,710	7,839
Patents and intellectual property (note 5)	3,712,682	3,477,819

	$4,260,346	$3,970,845

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,082,182	$1,430,987
Accrued liabilities	183,569	158,801
Notes payable (note 6)	--	500,000
Deferred lease inducement (note 9 (a))	9,623	9,623
Deferred revenue	3,333	15,907

	1,278,707	2,115,318
Long-term deferred revenue	--	3,333
Deferred lease inducement (note 9 (a))	16,038	25,661
Non-controlling interest (note 7)	800,000	800,000
Shareholders’ equity:
Share capital (note 8)	50,155,147	44,443,350
Additional paid-in capital	2,477,981	1,463,833
Deficit	(50,467,527)	(44,880,650)

	2,165,601	1,026,533
Commitments and contingency (note 9)
Subsequent events (note 16)

	$4,260,346	$3,970,845

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback MD Director

/s/ Paul McDonald Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

	2007	2006	2005
Revenues:
Sales	$412,923	$437,440	$424,506
Interest	21,010	5,421	1,776

	433,933	442,861	426,282
Expenses:
Research and development	2,797,903	2,594,714	1,831,591
Less research tax credits	(68,041)	(53,618)	(3,075)

	2,729,862	2,541,096	1,828,516
General and administrative	970,919	954,397	1,202,080
Marketing	236,395	236,054	273,392
Cost of sales	241,443	241,398	207,344
Depreciation of property and equipment	7,242	3,624	13,885
Amortization of patents and intellectual
property	503,549	462,642	425,562
Stock-based compensation (note 8 (c))	1,015,260	837,308	16,220
Interest and bank charges	19,694	60,027	43,811

	5,724,364	5,336,546	4,010,810

Net loss and comprehensive loss	$(5,290,431)	$(4,893,685)	$(3,584,528)

Basic and diluted loss per share (note 11)	$(0.18)	$(0.18)	$(0.14)

Weighted average number of common
shares outstanding	29,005,342	27,644,749	26,080,470

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

	Share capital			Additional paid-in
	Number	Dollars	Warrants	capital	Deficit	Total
Balance, December 31, 2004	25,504,062	$36,553,350	$55,384	$554,921	$(35,951,268)	$1,212,387
Issuance of share capital	1,224,719	2,935,000	--	--	--	2,935,000
Share issue costs	--	--	--	--	(166,942)	(166,942)
Expiry of warrants	--	--	(55,384)	55,384	--	--
Stock-based compensation	--	--	--	16,220	--	16,220
Net loss	--	--	--	--	(3,584,528)	(3,584,528)

Balance, December 31, 2005	26,728,781	39,488,350	--	626,525	(39,702,738)	412,137
Issuance of share capital	1,593,472	4,955,000	--	--	--	4,955,000
Share issue costs	--	--	--	--	(284,227)	(284,227)
Stock-based compensation	--	--	--	837,308	--	837,308
Net loss	--	--	--	--	(4,893,685)	(4,893,685)

Balance, December 31, 2006	8,322,253	44,443,350	--	1,463,833	(44,880,650)	1,026,533
Issuance of share capital
(note 8 (a))	952,500	5,350,000	--	--	--	5,350,000
Share issue costs	--	--	--	--	(296,446)	(296,446)
Exercise of stock options (note 8 (b)):
Cash	91,000	360,685	--	--	--	360,685
Ascribed value	--	1,112	--	(1,112)	--	--

	91,000	361,797	--	(1,112)	--	360,685
Stock-based compensation	--	--	--	1,015,260	--	1,015,260
Net loss	--	--	--	--	(5,290,431)	(5,290,431)

Balance, December 31, 2007	29,365,753	$50,155,147	$--	$2,477,981	$(50,467,527)	$2,165,601

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

	2007	2006	2005
Cash flows from operating activities:
Net loss	$(5,290,431)	$(4,893,685)	$(3,584,528)
Adjustments for:
Depreciation of property and equipment	7,242	3,624	13,885
Amortization of patents and intellectual
property	503,549	462,642	425,562
Stock-based compensation	1,015,260	837,308	16,220
Write-down of patent costs	61,224	--	--
Amortization of lease inducement	(9,623)	(9,623)	(3,194)
Changes in operating assets and liabilities:
Accounts receivable	(14,073)	16,414	(11,304)
Research tax credits receivable	(14,423)	(50,543)	39,302
Inventories	14,714	30,037	(42,683)
Long-term security deposit	8,999	--	8,146
Accounts payable and accrued liabilities	46,300	(577,356)	586,361
Deferred revenue	(15,907)	(32,962)	23,667

	(3,687,169)	(4,214,144)	(2,528,566)
Cash flows from financing activities:
Proceeds from issuance of share capital	5,710,685	4,955,000	2,935,000
Share issue costs	(296,446)	(284,227)	(166,942)
Repayment of notes payable	(500,000)	--	(100,000)
Proceeds from lease inducement	--	--	48,101

	4,914,239	4,670,773	2,716,159
Cash flows from investing activities:
Additions to property and equipment	(19,113)	--	--
Additions to patent costs	(1,169,973)	(372,981)	(565,759)

	(1,189,086)	(372,981)	(565,759)

Net increase (decrease) in cash	37,984	83,648	(378,166)
Cash, beginning of year	235,124	151,476	529,642

Cash, end of year	$273,108	$235,124	$151,476

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$40,276	$50,289	$31,993
(b) Non-cash transactions:
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	212,517	582,854	325,503

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

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

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 13.

(b)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

2.	Significant accounting policies (continued):

(e)	Revenue recognition (continued):

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

(f)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles. At December 31, 2007 and 2006, no development expenditures have been deferred.

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

Foreign exchange gains included in the consolidated statements of operations for fiscal 2007 amounted to $7,381 (2006 — $8,092; 2005 — $32,243).

(h)	Stock-based compensation:

The Corporation records stock-based compensation relating to employee and non-employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at the date of grant and is expensed over the award’s vesting period.

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

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

2.	Significant accounting policies (continued):

(j)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

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

3.	Changes in accounting policies:

(a)	Accounting changes in 2007:

Effective with the commencement of its 2007 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

3.	Changes in accounting policies (continued):

(a)	Accounting changes in 2007 (continued):

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which require that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company chose to review all contracts in place on January 1, 2007 that were entered into after January 1, 2003 for any embedded derivative needed to be accounted for separately at fair value from the base contract.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable and long-term receivables as “loans and receivables”, and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”. These classifications had no impact on the Corporation’s financial position or results of operations. In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3865 had no impact on the financial statements for the year ended December 31, 2007.

(b)	Future accounting changes:

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. For the Corporation, this Section is effective for fiscal periods beginning on or after January 1, 2008. This new standard relates to disclosure only and will not impact the Corporation’s financial results.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

3.	Changes in accounting policies (continued):

(b)	Future accounting changes (continued):

Financial Instruments — Disclosure and Presentation

In December 2006, the CICA issued Section 3862, Financial Instruments —Disclosure, and Section 3863, Financial Instruments —Presentation, which replace existing Section 3861, Financial Instruments —Disclosure and Presentation. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments — Recognitions and Measurement. These new standards, which are effective January 1, 2008 for the Corporation, relate to disclosure and presentation only and will not impact its financial results.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Corporation has not yet determined what the impact of adopting this standard will have on the consolidated financial statements.

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

3.	Changes in accounting policies (continued):

(b)	Future accounting changes (continued):

International Financial Reporting Standards

In 2005 the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with IFRS. In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The CICA has confirmed the changeover date from current Canadian GAAP to IFRS to be January 1, 2011.

4.	Property and equipment:

2007
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$435,322	$418,882	$16,440
Computer equipment	17,623	14,353	3,270
Office equipment and fixtures	88,170	88,170	--

	$541,115	$521,405	$19,710

2006
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$413,819	$2,389
Computer equipment	18,602	13,152	5,450
Office equipment and fixtures	88,560	88,560	--

	$523,370	$515,531	$7,839

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

5.	Patents and intellectual property:

2007
	Cost	Accumulated Amortization	Net book value
Patent costs	$4,645,279	$1,374,305	$3,270,974
Intellectual property rights acquired	2,222,661	1,780,953	441,708

	$6,867,940	$3,155,258	$3,712,682

2006
	Cost	Accumulated Amortization	Net book value
Patent costs	$3,954,170	$1,138,915	$2,815,255
Intellectual property rights acquired	2,222,661	1,560,097	662,564

	$6,176,831	$2,699,012	$3,477,819

The estimated aggregate amortization expense for each of the next five years is approximately $403,000 per year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

6.	Notes payable:

	2007	2006
Notes payable, bearing interest at the prime rate plus 2%,
paid in 2007	$--	$500,000

7.	Non-controlling interest:

Non-controlling interest relates to redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

8.	Share capital:

	2007	2006
Authorized:
An unlimited number of common shares
Issued and outstanding:
29,365,753 common shares (2006 - 28,322,253 shares)	$50,155,147	$44,443,350

(a)	Common Stock Private Purchase Agreement:

In November 2006, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2007, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement (continued):

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

In 2007, the Corporation issued 952,500 (2006 — 1,593,472) common shares to the Purchaser for aggregate proceeds of $5,350,000 (2006 — $4,955,000) under the agreements. At December 31, 2007, the Corporation can require the Purchaser to purchase up to $15,000,000 of common shares over the remaining 22 months of the agreement.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 21, 2007, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 2,500,000 to 5,500,000 and increase the maximum number of shares which may be optioned to any one individual from 5% to 15% of the total issued and outstanding common shares. In addition, the grant of 2,965,000 options to senior executives at an exercise price of $3 per share in August 2006, contingent on the approval of the above resolution, became effective. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to five years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(b)	Stock options (continued):

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the pre-tax intrinsic value based on the Corporation’s closing stock price at December 31, 2007 of $5.76, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Balance, December 31, 2005	1,811,500	$3.41			20,000		$1.62
Granted	3,805,500	2.94			3,565,500		3.00
Expired/cancelled	(450,000)	4.35			--		--
Vested	--	--			(313,000)		3.02

Outstanding,
December 31, 2006	5,167,000	3.17			3,272,500		3.00
Exercised	(91,000)	3.96			--		--
Granted	50,000	5.86			--		--
Expired	(307,000)	4.49			--		--
Vested	--	--			(605,000)		3.01

Outstanding,
December 31, 2007	4,819,000	$3.11	7.8	$12,852,015	2,667,500		$3.00

Options exercisable	2,151,500	$3.24	6.8	$5,489,715	N/A	$	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2007, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
50,000	50,000	$ 6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
20,000	20,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
125,000	125,000	3.88	May 1, 2010
28,000	28,000	1.93	April 23, 2011
1,500	1,500	4.20	November 8, 2011
75,000	75,000	4.33	November 13, 2011
50,000	50,000	3.75	April 28, 2013
37,000	37,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,565,500	898,000	3.00	August 24, 2016
10,000	10,000	5.51	March 1, 2017
40,000	40,000	5.95	August 23, 2017

4,819,000	2,151,500	$ 3.11

(c)	Stock-based compensation:

	2007	2006	2005
Stock-based compensation pertaining to general
and administrative	$228,920	$360,840	$--
Stock-based compensation pertaining to marketing	29,980	107,700	16,220
Stock-based compensation pertaining to research
and development	756,360	368,768	--

	$1,015,260	$837,308	$16,220

At December 31, 2007, the unrecognized compensation cost related to non-vested awards was $3,684,240 and the remaining weighted average recognition period is approximately 54 months.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the year was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.23%	4.14%	--
Expected volatility	70.83%	66.04%	--
Expected life in years	5	5	--
Dividend yield	0%	0%	--

The weighted average grant-date fair value of options granted during the year ended December 31, 2007 was $3.61 per share (2006 — $1.47 per share). No options were granted by the Corporation in 2005.

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

9.	Commitments and contingency:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next three years are as follows:

2008	$276,000
2009	271,000
2010	179,000

$726,000

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Corporation received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. At December 31, 2007, the remaining deferred lease inducement was $25,661 (2006 — $35,284), of which $9,623 has been classified in current liabilities and $16,038 (2006 — $25,661) has been classified as long-term.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

9.	Commitments and contingency (continued):

(b)	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carry forward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

10.	Income taxes:

Details of the components of income taxes are as follows:

	2007	2006	2005
Loss before income taxes:
Canadian operations	$(4,691,371)	$(4,316,579)	$(3,094,941)
US operations	(599,060)	(577,106)	(489,587)

	(5,290,431)	(4,893,685)	(3,584,528)
Basic income tax rate	32%	32%	31%

Income tax recovery at statutory rates	(1,692,938)	(1,565,979)	(1,111,204)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,368,055	1,442,041	1,106,176
Effect of change in rates:
(Decrease) increase in future tax assets	(1,155,509)	(964,000)	552,000
Decrease (increase) in valuation allowance	1,155,509	964,000	(552,000)
Permanent differences	324,883	123,938	5,028

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

10.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2007	2006
Future tax assets:
Non-capital losses	$11,374,000	$11,227,000
Scientific research and experimental development
expenditures	1,318,000	1,168,000
Foreign exchange	899,000	596,000
Property and equipment and patents	618,000	529,000
Share issue costs	160,000	146,000

	14,369,000	13,666,000
Less valuation allowance	(14,235,000)	(13,461,000)

	134,000	205,000
Future tax liabilities:
Intellectual property rights	(134,000)	(205,000)

Net future tax asset	$--	$--

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures, which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2008	$3,595,000	$3,523,000
2009	3,958,000	3,735,000
2010	4,117,000	4,058,000
2014	4,407,000	4,388,000
2015	3,518,000	3,533,000
2026	3,796,000	3,733,000
2027	3,437,000	3,364,000
Scientific research and development expenditures
Indefinitely	3,432,000	6,554,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

10.	Income taxes (continued):

The Corporation also has investment tax credits available in the amount of approximately $475,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2008	$5,000
2009	11,000
2010	23,000
2011	88,000
2012	76,000
2013	69,000
2014	23,000
2015	32,000
2026	66,000
2027	82,000

$475,000

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $10,776,000 which expire as follows:

2010	$51,000
2011	1,035,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	355,000
2027	363,000

$10,776,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

11.	Earnings per share:

Diluted loss per share was not presented as the effect of options would have been dilutive because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

12.	Financial instruments:

(a)	Foreign currency risk management:

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

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of preferred shares held by non-controlling shareholders in a subsidiary. See note 7.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

12.	Financial instruments (continued):

(d)	Interest rate risk:

The Corporation’s exposure to interest rate risk is as follows:

Cash	Fixed interest rate
Notes payable	Floating interest rate

13.	Canadian/US reporting differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with US GAAP is as follows:

	2007	2006	2005
Net loss, Canadian GAAP	$(5,290,431)	$(4,893,685)	$(3,584,528)
Adjustments:
Stock-based compensation - options
granted to employees (b) (ii)	--	--	16,220
Stock-based compensation - options
granted to non-employees (b) (ii)	--	--	(41,140)

Net loss, US GAAP	$(5,290,431)	$(4,893,685)	$(3,609,448)

Loss per share, US GAAP	$(0.18)	$(0.18)	$(0.14)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is as follows:

	2007	2006	2005
Shareholders’ equity, Canadian GAAP	$2,165,601	$1,026,533	$412,137
Adjustments:
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706	1,477,706
Change in reporting currency (i)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders’ equity, US GAAP	$2,155,492	$1,016,424	$402,028

(i)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(ii)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide services. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered at such date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(ii)	Stock-based compensation (continued):

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures:

(i)	Development stage company:

The Corporation is in the process of developing unique patented products, which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2007	Cumulative since the date of inception of the Corporation to December 31, 2006
Revenues:
Sales	$2,820,207	$2,407,284
Interest revenue	536,829	515,819
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	24,346,288	21,548,385
Other expenses	27,642,895	24,716,434
Cash outflows	(42,135,416)	(38,448,247)
Investing activities	(4,546,689)	(3,357,603)
Financing activities	46,955,214	42,040,975

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991:
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992:
Common shares issued	9,375	31,468	--	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993:
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment-	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994:
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995:
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995
carried forward	2,291,203	635,881	--	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, July 31, 1995
brought forward	2,291,203	$635,881	$--	$(528,348)	$107,533
Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	--	(1,728,902)	1,753,311
Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092
Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052
Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998
carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1998
brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	--	3,674,033
Net loss	--	--	--	(3,770,545)	(3,770,545)
Share issue costs	--	(210,939)	--	--	(210,939)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2004
carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004
brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278
Year ended December 31, 2005:
Common shares issued	1,224,719	2,935,000	--	--	2,935,000
Net loss	--	--	--	(3,609,448)	(3,609,448)
Share issue costs	--	(166,942)	--	--	(166,942)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	402,028
Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	--	--	4,955,000
Net loss	--	--	--	(4,893,685)	(4,893,685)
Share issue costs	--	(284,227)	--	--	(284,227)
Stock-based compensation	--	--	837,308	--	837,308

Balance, December 31, 2006	28,322,253	43,430,146	1,939,297	(44,353,019)	1,016,424
Year ended December 31, 2007:
Common shares issued	1,043,500	5,710,685	--	--	5,710,685
Net loss	--	--	--	(5,290,431)	(5,290,431)
Share issue costs	--	(296,446)	--	--	(296,446)
Stock-based compensation	--	--	1,015,260	--	1,015,260

Balance, December 31, 2007	29,365,753	$48,844,385	$2,954,557	$(49,643,450)	$2,155,492

(ii)	FIN 48 — Accounting for tax uncertainties:

For US GAAP purposes, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a company’s financial statements in accordance with FASB statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption and December 31, 2007, the total amount of unrecognized tax benefits was nil.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(ii)	FIN 48 — Accounting for tax uncertainties (continued):

The Corporation files income tax returns with the federal and provincial tax authorities within Canada. The Corporation’s subsidiaries file income tax returns in the United States. In general, the Corporation is subject to examination by taxing authorities for years after 2001.

(iii)	Recent accounting pronouncements:

SFAS No. 157 —Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Corporation does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

SFAS No. 159 — Fair value option for financial assets and financial liabilities:

This statement permits entities the option to measure financial instruments at fair value (“fair value option”) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. The fair value option is applied on an instrument-by-instrument basis to the entire instrument. Items eligible for the fair value option are measured at fair value at specified election dates. The Statement is effective for financial statements issued for fiscal years after November 15, 2007. The Corporation does not expect the adoption of SFAS No. 159 to materially impact its financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

13.	Canadian/US reporting differences (continued):

(c)	Additional US GAAP disclosures (continued):

(iii)	Recent accounting pronouncements (continued):

SFAS No. 160 —Non-controlling interests in consolidated financial statements:

In December 2007, the FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation has not assessed the impact of adopting this statement on its financial statements.

14.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the aging population. Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2007	$34,410	$349,337	$50,186
2006	26,370	313,148	103,343
2005	79,667	346,615	--
Property and equipment, patents and
intellectual property:
2007	3,484,094	248,298	--
2006	3,229,093	256,565	--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(in US dollars)

14.	Segment disclosures (continued):

Revenues are attributed to geographic locations based on location of customers.

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2007	2006	2005
Customer A	40%	35%	36%

15.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

16.	Subsequent events:

(a)	On January 30, 2008, the Corporation issued 50,917 common shares for aggregate proceeds of $250,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).

(b)	On February 12, 2008, the Corporation issued 84,980 common shares for aggregate proceeds of $430,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).

(c)	On March 4, 2008, the Corporation issued 56,391 common shares for aggregate proceeds of $300,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).

(d)	On March 28, 2008, the Corporation issued 58,366 common shares for aggregate proceeds of $300,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2003	$4.400	$2.360
2004	$5.250	$1.890
2005	$3.250	$1.550
2006	$5.950	$1.810
2007	$7.500	$3.370

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2006	1st Quarter	$5.950	$1.810
	2nd Quarter	$4.470	$2.240
	3rd Quarter	$4.580	$2.470
	4th Quarter	$4.770	$3.210
2007	1st Quarter	$6.990	$3.370
	2nd Quarter	$7.500	$5.070
	3rd Quarter	$6.010	$4.250
	4th Quarter	$7.000	$5.030

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
November, 2007	$6.80	$5.03
December, 2007	$6.70	$5.51
January, 2008	$5.90	$4.78
February, 2008	$5.89	$4.83
March, 2008	$5.56	$4.95
April, 2008 (up to and including	$5.08	$4.43
April 23, 2008)

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

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company must disclose to the company the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act. The Canada Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

•	relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

•	is for indemnity or insurance for director’s liability as permitted by the Act; or

•	is with an affiliate.

Our board of directors may, on behalf of the Company and without authorization of our shareholders:

•	borrow money upon the credit of the Company;

•	issue, reissue, sell or pledge debt obligations of the Company;

•	give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2005 was CDN$250 million, in 2006 CDN$265 million, in 2007 CDN$281 million, and in 2008 CDN$295 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Company is a party, for the two years ended April 28, 2008.

1.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited November 16, 2007. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 16, 2006. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited November 13, 2006. This agreement established a financing commitment for $13 million over a twenty-four month period starting November 13, 2006. This agreement was replaced by the new agreement above on November 16, 2007.

3.	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited October 21, 2005. This agreement established a financing commitment for $13 million over a twenty-four month period starting October 21, 2005. This agreement was replaced by the new agreement above on November 13, 2006.

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

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2007. It is not possible to express an opinion as to whether or not Nymox is or will be a PFIC during its current taxable year or future taxable years. Nymox intends to notify its U.S. Holders within 45 days after the end of the taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

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

Documents on Display

Nymox is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the company files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Nymox, that file electronically with the Commission.

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

Our principal exposure to market risk relates to changes in interest rates and foreign exchange. We had a cash flow exposure to the changing interest rates on notes payable, bearing interest at the prime rate plus 2%, in the amount of $500,000 until these notes payable were paid in full in May 2007.

The Company’s operational currency is the United States dollar. Based on the Company’s foreign currency exposures, principally in Canadian dollars at December 31, 2007, a 5 percent strengthening of the US dollar would have increased the net loss by approximately $20,000 for the year ended December 31, 2007, assuming that all other variables remained constant. An assumed 5 percent weakening of the US dollar would have had an equal but opposite effect on the basis that all other variables remained constant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)    Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, including the Company’s Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer concluded that the disclosure controls and procedures were effective.

(b)     Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance to management and our board of directors regarding the preparation and fair presentation of published financial statements.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management’s assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

KPMG LLP (“KPMG”), the independent registered public accounting firm who also audited the Company’s financial statements, issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2007.

(c)     Attestation Report of the Registered Public Accounting Firm. KPMG’s attestation report on the Company’s internal control over financial reporting appears on pages [61] and [62] of this report.

(d)    Changes in Internal Controls over Financial Reporting. There were no significant changes in the Company’s internal controls over financial reporting or other factors during the period covered by this report that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2007 and 2006, we paid the following fees for professional services to KPMG LLP:

	2007	2006

	(CAN$)

Audit Services	163,000	112,000
Audit-Related Services	6,000	6,000
Tax Services	16,950	18,200
Other Services	0	0

Total	185,950	136,200

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

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. KPMG and our management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed on the table above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2007 are included in Item 8 of this report and are incorporated by reference in this item.

ITEM 19. EXHIBITS

        The following exhibits are included with or incorporated by reference into this report.:

Exhibit No.	Description
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company’s F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 15, 2004).
4(n)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005. (incorporated by reference to Exhibit 10.1 to the Company’s 20-F Report filed with the Commission on June 29, 2006).
4(o)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 13, 2006. (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on March 15, 2007).
4(p)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 16, 2007. (incorporated by reference to Exhibit 99.1 to the Company’s 6-K Report filed with the Commission on March 14, 2008).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf .

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
/S/ Paul Averback
Paul Averback
Title: President

Date: April 28, 2008

EXHIBIT INDEX
NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit No.	Description
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Company (incorporated by reference to Exhibit 10.5 to the Company’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Company’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Company dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Company dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission June 28, 2002).
4(k)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Company’s F-3 Registration Statement filed with the Commission on March 12, 2003).
4(l)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 13, 2003).
4(m)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on November 15, 2004).
4(n)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005. (incorporated by reference to Exhibit 10.1 to the Company’s 20-F Report filed with the Commission on June 29, 2006).
4(o)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 13, 2006. (incorporated by reference to Exhibit 10.1 to the Company’s 6-K Report filed with the Commission on March 15, 2007).
4(p)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 16, 2007. (incorporated by reference to Exhibit 99.1 to the Company’s 6-K Report filed with the Commission on March 14, 2008).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Company’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Company’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002