Form 20-F
period 2008-12-31
NYMOX PHARMACEUTICAL CORP
filed 2009-03-13
CIK 1018735

Form 20–F

[ ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or
[X] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
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

Tel. 800-936-9669, e-mail: rwolvin@nymox.com,fax: 514-332-2227

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

30,178,607 shares as of December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]

No [X ]

If this is a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [ ]

No [X ]

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

Large accelerated filer [  ] Accelerated filer [X] Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]

International Financial Reporting Standards [   ]

Other  [ X ]

as issued by the International Accounting

Standards Board.

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ]

Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]

No [X ]

In this annual report, the term “Nymox” refers to both Nymox Pharmaceutical Corporation and its subsidiaries, Nymox Corporation and Serex Inc. Unless otherwise indicated all dollar amounts are in United States Dollars.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data

(In U.S. dollars )

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2007	2006	2005	2004
CANADIAN GAAP
Current Assets	$480,505	$430,960	$379,194	$291,454	$699,074
Property & Equipment	21,525	19,710	7,839	11,463	25,348
Patents & Intellectual Property	3,538,587	3,712,682	3,477,819	3,310,129	3,271,599
Total Assets	4,067,611	4,260,346	3,970,845	3,719,039	4,066,021
Total Liabilities	1,250,470	1,294,745	2,144,312	2,506,902	2,053,634
Share Capital	53,850,147	50,155,147	44,443,350	39,488,350	36,553,350
Shareholders Equity	2,010,726	2,165,601	1,026,533	412,137	1,212,387
Total Revenues	428,409	433,933	442,861	426,282	321,948
Sales	426,675	412,923	437,440	424,506	321,895
Research & Development Expenditures (1)	2,053,368	2,729,862	2,541,096	1,828,516	1,851,881
Net Loss	4,590,345	5,290,431	4,893,685	3,584,528	3,745,625
Loss per Share (basic & diluted)	$0.15	$0.18	$0.18	$0.14	$0.15
Weighted Avg. No. of Common Shares	29,749,000	29,005,342	27,644,749	26,080,470	24,924,674

U.S. GAAP (2)
Net Loss	$4,590,345	$5,290,431	$4,893,685	$3,609,448	$3,770,545
Loss per Share	0.15	0.18	0.18	0.14	0.15
Shareholders Equity	$2,000,617	$2,155,492	$1,016,424	$402,028	$1,202,278

(1)

We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(2)

Reference is made to Note 14 of Nymox’s audited financial statements as at and for the years ended December 31, 2008, 2007 and 2006 for a reconciliation of differences between Canadian and U.S. GAAP.

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

Our Clinical Trials for Our Therapeutic Products, Such as NX-1207, May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

Delays in the initiation, conduct or completion of clinical trials are not uncommon. If one or more of our clinical trials is delayed, we may be unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline, increase clinical trial and product development costs, and affect the company’s business, operations, product development programs and financial condition.

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

A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of Our Shares

We have successfully completed several Phase 1 and Phase 2 multi-center, blinded and controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of enlarged prostate (benign prostatic hyperplasia or BPH), and we are currently in Phase 3. The clinical testing of drug candidates is fraught with uncertainties and positive results from earlier clinical trials may not be repeated in later trials.  As well, government regulators such as the U.S. Food and Drug Administration, or FDA, may require additional testing or further documentation relating to the preclinical testing, clinical studies, manufacturing or other issues at any time. These requirements may result in substantial delays in obtaining regulatory approval or make obtaining such approval much more difficult.  Setbacks in any phase of the clinical development of our product candidates could have a negative impact on our business, operations, product development programs and financial condition, could jeopardize FDA or other regulatory approval and would likely cause a drop in the price of our shares.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of $3.7 million in 2004, $3.6 million in 2005, $4.9 million in 2006, $5.3 million in 2007 and $4.6 million in 2008. As of December 31, 2008, Nymox’s accumulated deficit was $55.2 million.

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

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $3.5 - 5 million per year over the next year through our current cash position and additional financing, including draw downs through our common stock private purchase agreement with Lorros-Greyse Investments, Inc. Clinical trials will substantially increase cash requirements.  We anticipate being able to meet these requirements as they arise. We plan to raise capital either through a new round of financing and/or through partnering with a major pharmaceutical company. The recent financial crisis in the United States and the global economic recession has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the purchaser in our common stock private purchase agreement. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

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

We have developed a diagnostic kit based on AlzheimAlert™ for sale to third parties. We will require prior approval from the FDA before we can market, distribute or sell this product in the United States. In July 2005, an FDA advisory panel voted 5-2 against approval of our kit, citing the need for further studies, such as long term follow-up and autopsy confirmation.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of benign prostatic hyperplasia (BPH), a common disorder of older men. The Company reported positive results in 2007 and 2008 in several follow-up studies of BPH patients. In February 2008, the Company reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). We cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly in the field of Alzheimer’s disease where there is a large unmet need for an effective treatment.  Currently there are five drugs with similar mechanisms of action approved for sale in the United States (Aricept®, Cognex®, Exelon®, Razadyne® and Namenda®). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness.  Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer’s disease. Treatment candidates under development include:

•

vaccines and other immunotherapies for Alzheimer’s disease.  A number of pharmaceutical and biotechnology companies including Wyeth, Elan, and Baxter are working on such therapies.

•

enzyme-blocking therapies intended to block the production of the protein found in the senile plaques characteristic of Alzheimer’s disease. A number of pharmaceutical and biotechnology companies including Lilly, Bristol-Myers Squibb and Merck are working on such therapies.

•

drugs aimed at reducing, blocking or clearing the aggregation or accumulation of the protein found in senile plaques.  A number of pharmaceutical and biotechnology companies including Pfizer and Prana Biotechnology are working on such therapies.

•

drugs designed to enhance cognition from Pfizer, GlaxoSmithKline, and Abbott among others.

•

antihistamines such as Dimebon from Medivation.

•

insulin therapies, including already approved diabetes drug such as rosiglitazone and metformin.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are eight drugs approved for treatment of BPH: four proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo™)) and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of several hundred patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has twenty patents issued or allowed relating to its technology. Our subsidiary, Serex, Inc. has thirteen patents.

We believe that we have strong patent protection for the products we sell and for our product development programs and we are in the process of extending that patent protection to cover more countries or new discoveries or products.  We cannot assure you that additional patents covering new products or improvements will be issued or that any new or existing patents will be of commercial benefit or be valid and enforceable if challenged.

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

In the fields of diagnostic methods and diagnostic tests for common human diseases and conditions, where Serex has many of its patents, there are many patents issued covering many areas of diagnostic methods, tests and technologies. We believe that these patents issued to date to other companies will not preclude Serex from developing and marketing its products but you should be aware that it is often difficult to determine the nature, breadth and validity of competing patent claims in these fields, that there has been significant litigation in some of these areas (not involving Serex) and that, if and when Serex’s products become more commercially successful, Serex’s products or patents may become the subject matter of litigation. If Serex were to need licenses from third parties there can be no assurance that it could obtain such licenses on commercially reasonable terms, if at all.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. Federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. Such changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer broad coverage for our test at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 30,314,621 common shares of Nymox issued and outstanding as of March 13, 2009. All of these shares are eligible for sale under Rule 144 or are otherwise freely tradable. In addition, 4,869,000 share options are outstanding, of which 2,943,375 are currently vested. Expiry dates for Nymox options range from 1 month to 10 years (see note 7(b) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the company. Moreover, Nymox may use its shares as currency in acquisitions.

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

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Nymox was incorporated under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private company which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer’s disease. Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

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

Products

NicAlert™ for Tobacco Product Use and TobacAlert™ for Second-Hand Smoke Exposure

Nymox has developed and markets NicAlert™ and TobacAlert™, which are inexpensive, simple-to-use test strips for determining whether a person is using tobacco products (NicAlert™) or has been recently exposed to second-hand smoke (TobacAlert™). Both NicAlert™ and TobacAlert™ employ Serex, Inc.’s patented technology to provide an accurate read-out of levels of cotinine, a by-product of the body’s breakdown of nicotine and generally regarded as the best indicator of tobacco exposure for smokers and nonsmokers.  The technology can be used with saliva as well as urine samples in order to detect tobacco product use.  NicAlert™ and TobacAlert™ do not require instruments or special training to use and offer a quick, convenient means to test on-site whether a person, such as a child, teenager, student athlete or insurance applicant, is using a tobacco product or has been exposed to second-hand smoke.

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

We market the NicAlert™ and TobacAlert™ tests through our own marketing arm and distributors in North America, Europe and Asia. TobacAlert™ is also available online at www.drugstore.com. and at www.tobacalert.com. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S., the U.K., and Spain for these products.

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

The technology used in these products is covered by patents and patent applications held by Nymox's subsidiary, Serex, Inc., both in the U.S. and elsewhere in the world with expiry dates no earlier than 2012.

Independent studies published in peer-reviewed medical and scientific journals reported finding that the Company's NicAlert™ Saliva product provides an accurate, convenient and cost-effective way to verify self-reported smoking status with broad potential applications both in the clinic and in large research trials and surveys.  In 2008, one such study, Fiona Cooke et al. “Diagnostic accuracy of NicAlert cotinine test strips in saliva for verifying smoking status,” Nicotine Tob Res. 2008;10:607-12, was published in Nicotine & Tobacco Research, the official journal of the Society for Research on Nicotine and Tobacco (SRNT).  Other published studies include Cancer Epidemiol Biomarkers Prev. 2007;16:1858-62 and Int J Circumpolar Health. 2007; 66 Suppl 1:29-38.

NicAlert™ Saliva was also reported used in research studies where there was a need to verify or monitor smoking status or nicotine replacement therapy (NRT): see, for example, Am J Prev Med. 2007; 33:297-305 (monitoring NRT in smoking cessation research involving pregnant women), Int J Behav Med. 2006; 13:16-25 (verifying smoking status in a smoking study of cancer patients), and Neuropsychopharmacology 2008; 33:480–490 (confirming non-smoking status for entry into the study).

AlzheimAlert ™; an Aid to the Diagnosis of Alzheimer’s Disease

We offer AlzheimAlert™, a proprietary urine assay that can aid physicians in the diagnosis of Alzheimer’s disease. We offer a kit version of the AlzheimAlert™ assay for sale in Europe. The AlzheimAlert™ kit has the CE Mark. The kit allows clinical reference laboratories to perform the AlzheimAlert™ assay on site with urine samples sent directly to the laboratory. Nymox has signed distribution deals for AlzheimAlert™ with companies in Italy, Spain, Greece, the U.K., the Czech Republic and South Korea. We filed a premarket approval (PMA) application for the diagnostic kit version of the AlzheimAlert™ test with the U.S. FDA in February 2004. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation.

The AlzheimAlert™ assay is based on research by scientists at the Massachusetts General Hospital and Brown University – and on years of clinical studies to establish and confirm the accuracy of the assay technology as an aid to the diagnosis of Alzheimer’s disease. In 1997, Nymox succeeded in developing a commercial assay that used spinal fluid samples. Subsequently, Nymox was able to develop an assay that used more easily obtained first morning urine samples. The AlzheimAlert™ assay represents the latest generation of development of this testing technology.

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

Nymox believes that its AlzheimAlert™ test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer’s disease. A recently published independent peer-reviewed double blind study from 8 prestigious centers across the U.S. found the level of accuracy of the AlzheimAlert™ urine test to be over 90% (Journal of the American Medical Directors Association Jan 2007; 8:21-30; “A multi-center blinded prospective study of urine neural thread protein measurements in patients with suspected Alzheimer's disease,” Goodman I et al.).  This study confirmed several earlier company funded trials of the AlzheimAlert™ technology. In earlier studies, the test results were positive for over 87% of the patients with verified Alzheimer disease and negative in over 89% of subjects without the disease (known as a low false positive rate). The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer’s with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer’s disease is not the cause of the patient’s symptoms and to target the other, often reversible causes of the patient’s symptoms, such as depression. There can be no assurance that further studies will repeat the same level of success experienced to date.

There is a large unmet need for a simple, non-invasive test that can aid in the diagnosis of Alzheimer’s disease. Alzheimer’s disease is the most common cause of dementia in persons 65 years of age and older and is the fourth leading cause of death among the elderly. There are an estimated 4.5 million people with Alzheimer's disease in the United States alone; by 2050 this number is projected to increase almost three times to 13.2 million. Worldwide estimates of the current number of people with Alzheimer's disease range from 15 to 20 million. The annual national direct and indirect costs of caring for Alzheimer patients in the U.S. alone are estimated at $100 billion. The human toll on patients, families and caregivers is incalculable. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

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

•

Innogenetics NV, a Solvay Pharmaceuticals company, which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.

•

Applied NeuroSolutions, Inc. currently markets a research test for a variant of a protein in the spinal fluid of patients.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. In June 2004, the Centers for Medicare and Medicaid Services (CMS) approved limited coverage of a Positronic Emission Tomography (PET) imaging procedure for helping to more precisely distinguish Alzheimer's disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute on Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer ’s disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease. A number of companies, including GE, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease.

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for enlarged prostate (benign prostatic hyperplasia or BPH), using novel compounds. Our lead candidate NX-1207, which successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006, is presently in Phase 3. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

Results of 6 follow-up studies of available subjects from NX-1207 clinical trials have provided evidence of durable benefits from NX-1207 treatment for up to 4½ years from the date of treatment. In May 2008, the Company reported statistically significant improvement compared to placebo in a 22 to 33 month follow-up study of 93 patients treated with NX-1207 at 17 U.S. clinical trial sites. Results in that study showed that patients at follow-up without any other treatment for BPH had a mean of 11.3 points BPH Symptom Score reduction, which represents a 47% improvement in symptoms from before treatment.

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are eight drugs approved for treatment of BPH: four proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo™)) and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue.  A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra.  These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Research and Development of New Products

New Therapeutics for Alzheimer’s Disease

Nymox has a number of proprietary drug development programs aimed at treatments for Alzheimer's disease and other indications. One program targets neural thread protein (NTP) and its role in the extensive brain cell loss associated with AD. Another program is based on spherons, which Nymox researchers regard as a source of senile plaques, the characteristic abnormality found in abundance in the brains of patients with AD and widely believed to play a major role in the cause and course of the illness. A third program is based on a novel drug candidate, NXD-5150, for neurodegenerative disease.

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

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to the National Institute on Aging’s 2007 Progress Report on Alzheimer’s Disease: Discovery and Hope, experts agree that the number of people with AD will increase significantly if current population trends continue and no preventive treatments become available. As people live longer, they become more at risk of developing Alzheimer’s disease.  The U.S. Census Bureau estimates that the number of people in the U.S. aged 65 and older is expected to double to about 72 million people in the next 25 years. Moreover, the 85-and-older age group is now the fastest growing segment of the U.S. population.

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

The substantial evidence linking spherons to senile plaques and Alzheimer’s disease has been published in journals such as the Journal of Alzheimer’s Disease, Drug News & Perspectives and Alzheimer Reports. There are 20 important criteria of validity which have been set forth correlating the disappearance of spherons in old age with the appearance of senile plaques and implicating spherons as a major cause in Alzheimer’s disease. In 2000, Nymox researchers published important findings in Alzheimer Reports (2000; 3: 177-184) confirming that spherons contain key proteins that are also known to be in senile plaques and showing that, like senile plaques, spherons contain unusually old proteins in terms of the human body’s metabolism, with an average age of 20 to 40 years. In 2003, Nymox announced the discovery that spherons contain toxic molecules termed spherotoxins which its researchers believe contribute significantly to the cell death and symptoms characteristic of Alzheimer's disease.

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

Nymox has screened compounds for their ability to impede the process of premature cell death and thus potentially help slow or halt the loss of brain cells in the Alzheimer’s disease brain. This screening process identified promising drug candidates. The Company has developed a candidate, NXD-9062, which has shown significant progress in preclinical studies but successful completion of other pre-clinical studies is necessary before it can move into formal regulatory studies.

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

Property, Plant and Equipment

Nymox and Serex laboratory facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires August 31, 2010. Nymox office and research facilities in St. Laurent, Quebec, Canada comprise 8,781 square feet of leased space. The lease agreement expires on August 31, 2010. Nymox Pharmaceutical Corp. and its two US subsidiaries Nymox Corp. and Serex, Inc. own a full complement of equipment used in all aspects of their research and development work. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

Governmental Regulation

Our AlzheimAlert™ test is subject to extensive government regulation in the United States. Any changes in CMS or state law requirements or in the FDA regulations could have an impact on our future ability to offer or market any reference laboratory services and/or on our ability to obtain reimbursement from the Medicare and Medicaid programs and providers.

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

Similar requirements exist in many other countries. In November 2004, Nymox satisfactorily completed the testing and registration required by European regulatory, environmental and quality standards in order to obtain a  CE Mark for the AlzheimAlert™ kit.  The CE Mark makes the AlzheimAlert™ kit eligible for sale in the European Union and enables European clinical and hospital laboratories to perform the AlzheimAlert™ test in their own facilities in Europe.

The regulatory process leading to such approval can be time-consuming and expensive and can result in an outright denial or a very limited approval only. Our product will be subject to premarketing and postmarketing requirements applicable to such devices, including those governing:

•

clinical testing;

•

design control procedures;

•

prior FDA approval of a 510(k) application, where the FDA has determined that our diagnostic device is substantially equivalent to a marketed device, or a premarket approval application, where the FDA has been satisfied with clinical studies demonstrating the safety and efficacy of our device;

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

Our lead candidate is NX-1207. We cannot predict with any certainty the outcome of future trials, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

The Company currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has twenty U.S. patents issued or allowed and a corresponding larger number of patents and patent applications worldwide. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for its issued patents is July 2010 and the rest range from 2013 through 2021.

Nymox's subsidiary, Serex, has thirteen patents issued or allowed in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex's proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

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

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. In June 2004, the Centers for Medicare and Medicaid Services (CMS) approved limited coverage of a Positronic Emission Tomography (PET) imaging procedure for helping to more precisely distinguish Alzheimer's disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute of Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s Disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease. A number of companies, including GE, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are eight drugs approved for treatment of BPH: four proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo™)) and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue.  A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra.  These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Marketing

Our AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution agreements for AlzheimAlert™ in Italy, the Czech Republic, Spain, Greece, Italy, the United Kingdom and South Korea.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

Principal Markets

The Company markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Company’s revenues by geographic market for the last three years.

		United	Europe
	Canada	States	and other

Revenues:
2008	$9,637	$347,764	$71,008
2007	34,410	349,337	50,186
2006	26,370	313,148	103,343

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and an R&D pipeline of drug and diagnostic products in development.

We market the AlzheimAlert™ test as an aid to the diagnosis of Alzheimer’s disease. The kit version of the AlzheimAlert™ test is certified with a CE Mark in Europe. AlzheimAlert™ is an improved version of our AD7C™ test, from which we began generating revenue from sales in 1997.

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

From March 2000 to January 2003, we received a total of $1,327,273 for the following sales of our shares pursuant to a common stock purchase agreement with an investment company:

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

Under this agreement dated November 13, 2006, we received a total of $4,750,000 for the following shares under this common stock private purchase agreement:

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

On November 16, 2007, we signed a new Common Stock Private Purchase Agreement, whereby the same investor was committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2007, subject to the same terms and conditions as before.

Under this agreement dated November 16, 2007, we received a total of $3,695,000 for the following shares under this common stock private purchase agreement:

•

January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share.

•

February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share.

•

March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share.

•

March 28, 2008, 58,366 common shares were issued at a price of $5.14 per share.

•

May 6, 2008, 34,325 common shares were issued at a price of $4.37 per share.

•

May 27, 2008, 34,965 common shares were issued at a price of $4.29 per share.

•

June 23, 2008, 46,838 common shares were issued at a price of $4.27 per share.

•

July 24, 2008, 28,169 common shares were issued at a price of $3.55 per share.

•

August 6, 2008, 59,267 common shares were issued at a price of $4.64 per share.

•

August 22, 2008, 23,364 common shares were issued at a price of $5.35 per share.

•

September 10, 2008, 36,496 common shares were issued at a price of $5.48 per share.

•

September 17, 2008, 36,430 common shares were issued at a price of $5.49 per share.

•

September 26, 2008, 43,706 common shares were issued at a price of $5.72 per share.

•

October 23, 2008, 61,659 common shares were issued at a price of $4.46 per share.

•

November 26, 2008, 108,280 common shares were issued at a price of $3.14 per share.

•

December 22, 2008, 48,701 common shares were issued at a price of $3.08 per share.

On November 10, 2008, we signed a new Common Stock Private Purchase Agreement, whereby the same investor is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2008, subject to the same terms and conditions as before.

Under this agreement dated November 10, 2008, which became effective December 23, 2008, we received a total of $450,000 for the following shares under this common stock private purchase agreement:

•

January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share.

•

February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share.

As of March 13, 2009, Nymox had approximately $14.55 million of financing available under the facility. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

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

•

$96,290 for 25,000 shares at a per share price of $3.852

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

In total, Nymox has raised over $53.8 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $23,947 per month in 2009. Total commitments in 2009 and beyond are summarized in note 8 to the consolidated financial statements.

The demand note payable by the Company to a third party of $500,000, as at December 31, 2006 was paid in full in May 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the years ended December 31, 2008, 2007 and 2006. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Company reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in six other follow-up studies of NX-1207 in BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of this Form 20F and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

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

Valuation of Long-lived Assets

Property and equipment, patents and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

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

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.5 million as of December 31, 2008, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

Results of Operations

Selected Annual Information	2008	2007	2006
Total revenues	$428,409	$433,933	$442,861
Net loss	$(4,590,345)	$(5,290,431)	$(4,893,685)
Loss per share (basic & diluted)	$(0.15)	$(0.18)	$(0.18)
Total assets	$4,067,611	$4,260,346	$3,970,845

Quarterly Results 2008	Q1	Q2	Q3	Q4
Total revenues	$105,521	$120,636	$82,357	$119,895
Net loss	$(1,232,063)	$(1,138,139)	$(1,350,536)	$(869,607)
Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.05)	$(0.03)

Quarterly Results 2007	Q1	Q2	Q3	Q4
Total revenues	$138,666	$87,412	$70,226	$137,629
Net loss	$(1,132,520)	$(1,464,950)	$(1,386,084)	$(1,306,878)
Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.05)	$(0.05)

All amounts are in U.S. dollars.

Results of Operations – 2008 compared to 2007

Net losses were $869,607, or $0.03 per share, for the quarter and $4,590,345, or $0.15 per share, for the year ended December 31, 2008, compared to $1,306,878, or $0.05 per share, for the quarter and $5,290,431, or $0.18 per share, for the year ended December 31, 2007. The decrease in net losses is attributable to a reduction in expenditures relating to clinical trials during this period. The weighted average number of common shares outstanding for the year ended December 31, 2008 was 29,749,000 compared to 29,005,342 for the same period in 2007.

There have been no material adjustments or extraordinary items during the quarter ended or during the year ended December 31, 2008.

Revenues

Revenues from sales amounted to $119,826 for the quarter and $426,675 for the year ended December 31, 2008, compared with $135,002 for the quarter and $412,923 for the year ended December 31, 2007. The decrease for the quarter is due to timing differences and the increase for the year is due to increases in the number of customers for NicAlert in the US in 2008 compared to 2007.  The development of therapeutic candidates and moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $318,161 for the quarter and $2,164,611 for the year ended December 31, 2008, compared with $720,869 for the quarter and $2,797,903 for the year ended December 31, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The decrease in expenditures for the quarter and the year is principally attributable to a reduction in expenditures relating to clinical trials during this period. Research and development expenditures also include impairment costs relating to patents which have expired, or to patent applications which Management has decided to abandon entirely or to discontinue pursuing in certain jurisdictions. For the year 2008, impairment costs on patents amounted to $228,606 compared to $61,224 in 2007. For the year-ended 2008, research tax credits amounted to $111,243 compared to $68,041 in 2007 as a result of additional expenditures claimed for refundable tax credits in 2008 compared to 2007. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $44,530 for the quarter and $187,868 for the year ended December 31, 2008, compared with $66,517 for the quarter and $236,395 for the year ended December 31, 2007. The decrease for the quarter and the year is due primarily to expenditures incurred for publicity and medical conferences in 2007, which were not repeated in 2008. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $267,311 for the quarter and $1,064,903 for the year ended December 31, 2008, compared with $247,882 for the quarter and $970,919 for the year ended December 31, 2007. The increase for the quarter and the year is due to higher costs relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations, and to expenditures on investor meetings in 2008. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2008, stock-based compensation costs of $817,000 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, compared to $818,720 in 2007. An additional $89,360 was recorded in the third quarter for options granted to the Company’s directors, and $18,860 was recorded in the fourth quarter for options granted to a consultant, which were fully vested at the date of grant, compared to $146,360 recorded in the third quarter for options granted to the Company’s directors, and $33,960 recorded in the fourth quarter for options granted to a consultant, in 2007.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 73% of 2008 expenses (72% in 2007) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2008 or 2007.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2007 compared to 2006

Net losses were $1,306,878, or $0.05 per share, for the quarter and $5,290,431, or $0.18 per share, for the year ended December 31, 2007, compared to $1,234,985, or $0.04 per share, for the quarter and $4,893,685, or $0.18 per share, respectively, for the corresponding periods in 2006. The increase in net losses for both the quarter and the year is attributable to increased expenditures in research and development of products in the Company’s pipeline and due to increased stock compensation expenses. The weighted average number of common shares outstanding for the year ended December 31, 2007 was 29,005,342 compared to 27,644,749 for the same period in 2006.

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

Research and Development

Research and development expenditures were $720,869 for the quarter and $2,797,903 for the year ended December 31, 2007, compared with $701,498 for the quarter and $2,594,714 for the year ended December 31, 2006. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Management’s decision to increase expenditures in 2007 relating to general research on therapeutic candidates in the Company pipeline explains the increase for the quarter and year-to-date. Research and development expenditures also include impairment costs relating to patents which have expired, or to patent applications which Management has decided to abandon entirely or to discontinue pursuing in certain jurisdictions. For the year 2007, impairment costs on patents amounted to $61,224 compared to $0 in 2006. For the year-ended 2007, research tax credits amounted to $68,041 compared to $53,618 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006.

Marketing Expenses

Marketing expenditures were $66,517 for the quarter and $236,395 for the year ended December 31, 2007, in comparison to expenditures of $66,513 for the quarter and $236,054 for the year ended December 31, 2006. Expenditures in 2007 were consistent compared to the same period in 2006.

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

Stock-based Compensation

In 2007, stock-based compensation costs of $818,720 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, compared to $416,928 in 2006. An additional $146,360 was recorded in the third quarter for options granted to the Company’s directors, and which were fully vested at the date of grant, compared to $65,760 for options granted to the Company’s directors in 2006. In 2007, stock-based compensation also included the effect of a fully vested option grant to a consultant for an expense of $33,960 compared to expenses of $338,400 recorded in 2006 on option grants to a consultant and an employee of the Company. An amount of $16,220 was also recorded in 2006 for the 50,000 options granted in 2003 which vest annually over four years

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $22,102 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$442,033	$265,220	$176,813	$0
Operating Leases	$79,821	$21,692	$44,777	$13,352
Total Contractual Obligations	$521,854	$286,912	$221,590	$13,352

The Company has no binding commitments for the purchase of property, equipment, patents or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

Contingency

A contractor has served the Company with a Statement of Claim filed with the California Superior Court claiming $2,000,000 in damages for injury to his reputation and business for alleged failure to pay for services rendered. The Company has paid in full for all contracted services and believes that the claim is wholly without merit, and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

Transactions with Related Parties

The Company had no transactions with related parties in 2008 or 2007.

Financial Position

Liquidity and Capital Resources

As of December 31, 2008, cash totaled $275,858 and receivables including tax credits totaled $170,740. In November 2007, the Company signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Company’s common shares over a twenty-four month period commencing November 16, 2007. As at December 31, 2008, 16 drawings were made under this purchase agreement, for total proceeds of $3,695,000. On January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share. On February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share. On March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share. On March 28, 2008, 58,366 common shares were issued at a price of $5.14 per share. On May 6, 2008, 34,325 common shares were issued at a price of $4.37 per share. On May 27, 2008, 34,965 common shares were issued at a price of $4.29 per share. On June 23, 2008, 46,838 common shares were issued at a price of $4.27 per share. On July 24, 2008, 28,169 common shares were issued at a price of $3.55 per share. On August 6, 2008, 59,267 common shares were issued at a price of $4.64 per share. On August 22, 2008, 23,364 common shares were issued at a price of $5.35 per share. On September 10, 2008, 36,496 common shares were issued at a price of $5.48 per share. On September 17, 2008, 36,430 common shares were issued at a price of $5.49 per share. On September 26, 2008, 43,706 common shares were issued at a price of $5.72 per share. On October 23, 2008, 61,659 common shares were issued at a price of $4.46 per share. On November 26, 2008, 108,280 common shares were issued at a price of $3.14 per share. On December 22, 2008, 48,701 common shares were issued at a price of $3.08 per share.

The Company negotiated a new agreement with the same investor on November 10, 2008, which became effective December 23, 2008, under the same terms and conditions of the previous agreement. The Company can draw down $15,000,000 over 24 months under the new agreement. At December 31, 2008, the Company can draw down $15,000,000 over the remaining 22 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The Company must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Company.

Current Economic Environment

During the past year the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies in all sectors to obtain public financing, and in particular, those in the biotechnology sector. As previously indicated, the Company depends on an equity financing arrangement with a private investment company to fund its activities. Since January 2003, the Company has had a Common Stock Private Purchase Agreement with the same investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. This 24 month agreement has been replaced annually since 2003 in order to ensure that the Company has funding in place at all times for at least the coming year. In November 2008, the previous agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Company can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Company. The Company may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. The Company made drawdowns for aggregate proceeds of $5,350,000 in 2007 and $3,695,000 in 2008 under the agreements, and has made two drawdowns in 2009 for aggregate proceeds of $450,000 under the current agreement. The Company is not aware of any information that would lead it to believe that the investor will not be able to meet its commitments under the current agreement.

Capital disclosures

The Company's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures. The Company makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Company defines capital as total shareholders’ equity. To fund its activities, the Company has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Company has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same investor. The Company intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement.  Since 2003 through to January 2009, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Company's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.  The Company has no debt. The Company is not subject to any capital requirements imposed by external parties.

Financial risk management

Foreign currency risk

The Company uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Company’s equity financing facility is also in US dollars.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent.  Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date.  Fluctuations in the currency used for the payment of the Company’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Company’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations.  The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible.  The Company does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 73% of expenses that occurred during the year ended December 31, 2008 (2007 - 72%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2008, 2007 or 2006.

The following table provides significant items exposed to foreign exchange as at December 31, 2008:

CA$

Cash	$8,343
Accounts and other receivables and research tax credits receivable	145,045
Accounts payable and accrued liabilities	(265,563)

$(112,175)

The following exchange rates applied for the year ended December 31, 2008:

	Average rate	Reporting date rate
	(twelve months)	December 31, 2008

US$ - CA$	1.0660	1.2180

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect to the amount shown above, on the basis that all other variables remain constant.

Credit risk

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

The Company has a limited number of customers.  Accounts receivable on the consolidated balance sheet are trade receivables of $37,873, all of which were aged under 45 days. Four customers accounted for 74% of the trade receivables balance at December 31, 2008. An amount of $13,660 was recorded as bad debt expense for the period ended December 31, 2008 (nil for the period ended December 31, 2007).

At December 31, 2008, the Company’s maximum credit exposure corresponded to the carrying amount of cash and accounts and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts and other receivables, and accounts payable and accrued liabilities bear no interest. The Company has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2008, an assumed .5% increase or .5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.  The Company does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as previously discussed.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying Amount	Less than 1 year	1 year to 5 years

Accounts payable and accrued liabilities	$1,240,847	$1,240,847	$-

Subsequent Events

As at March 13, 2009, two drawings were made under the common stock private purchase agreement, for total proceeds of $450,000. On January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share. On February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share.

Outstanding Share Data

As at March 13, 2009, there were 30,314,621 common shares of Nymox issued and outstanding. In addition, 4,869,000 share options are outstanding, of which 2,943,375 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2008.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that internal control over financial reporting was effective as of that date.

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

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an attestation report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policies

Accounting changes in 2007

Effective with the commencement of its 2007 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.  Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

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

As a result of the adoption of these standards, the Company has classified its accounts receivable and long-term receivable as “loans and receivables”, and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”.  These classifications had no impact on the Company’s financial position or results of operations.  In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3861 had no impact on the financial statements for the year ended December 31, 2008.

Accounting Changes in 2008

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective with the commencement of its 2008 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, ClCA Handbook Section 3862, Financial Instruments - Disclosures, and ClCA Handbook Section 3863, Financial Instruments - Presentation. The sections relate to disclosure and presentation only and did not have an impact on the Company’s financial results (see notes 11, 12 and 13).

Inventories

Effective with the commencement of its 2008 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories, which harmonizes the Canadian standards related to inventories with International Financial Reporting Standards ("IFRS"). This section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard did not have an impact on the Company’s financial results.

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this standard effective January 1, 2009.

As a result of this change in accounting standards, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets will no longer by capitalized by the Company.  As well, subsequent financial statements for periods beginning on or after January 1, 2009 will provide comparative financial information for previous financial periods to reflect the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods.  Thus, in order to provide an appropriate basis for comparison with 2009 financial figures, subsequent financial statements will present for comparison purposes only, an increase in the net loss figure for 2008, 2007 and 2006 of $46,758, $455,719 and $388,546, respectively, and an increase in the accumulated deficit by $2,426,709 on January 1, 2006.

Future Accounting Policies

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB).  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

As at December 31, 2008, Management has begun the process of change-over to IFRS as follows: (1) the significant accounting policy choices are being assessed, (2) expert outside consultants have been engaged and the training program commenced, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of this Form 20F and of our Annual Information Form, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

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

•

Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH). We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo-controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of enlarged prostate (benign prostatic hyperplasia or BPH), and are presently in Phase 3. We cannot predict with any certainty the outcome of any future trials nor estimate the costs of completing such trials, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. We anticipate starting a Phase 3 trial in the near future and subsequently filing a New Drug Application (NDA) with the FDA.  Given the inherent uncertainties with any Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project.  These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

•

Anti-infectives. Our anti-bacterial agent, NXC-4720, which is being developed as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies.  Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project or the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use.  In addition, we anticipate that we may partner with a larger company in the food or agricultural sectors in order to finance and conduct field trials and to market any approved product; thus the timing of completion of the regulatory approval of such a product will not likely be within our sole control.

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

•

Therapeutic products for Alzheimer’s disease. We are conducting early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project, nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. In addition, given the very high costs of development of a drug for Alzheimer’s disease, we anticipate having to partner with a larger pharmaceutical company to conduct and finance clinical trials. The terms of such a partnership arrangement along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such a drug will likely not be within our sole control. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace.  We also have global patent rights to the use of statins in the prevention or treatment of Alzheimer’s disease.  Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. The effect of the results of such trials on this program is uncertain.

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

Research and development expenses allocated to our major research and development programs are as follows:

	Year ended	Year ended	Year ended	Year ended	Year ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Alzheimer’s Disease:	$458,080	$467,367	$520,855	$488,361	$691,183
Diagnostics
Alzheimer’s Disease:	$0	$91,398	$98,056	$2,866	$282,205
Therapeutics
Anti-Infectives	$0	$29,091	$25,899	$28,934	$22,224
BPH (Enlarged Prostate)	$1,209,041	$1,824,073	$1,739,183	$1,018,266	$615,454
Therapeutics
Tobacco Exposure Tests:	$103,817	$64,251	$108,119	$67,164	$118,636
NicAlert™ and TobacAlert™
Oncology	$393,673	$321,723	$102,602	$226,000	$131,537
Total	$2,164,611	$2,797,903	$2,594,714	$1,831,591	$1,861,239

	Year ended	Year ended	Year ended	Year ended	Year ended	Total for
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Periods
	2003	2002	2001	2000	1999	Presented
Alzheimer’s Disease:	$779,305	$332,254	$491,051	$657,924	$253,015	$5,139,395
Diagnostics
Alzheimer’s Disease:	$496,658	$463,182	$528,230	$404,850	$501,685	$2,869,130
Therapeutics
Anti-Infectives	$24,793	$1,563	$134,098	$313,884	$195,427	$775,913
			See	See	See
BPH (Enlarged Prostate)	$548,064	$523,926	General	General	General	$7,478,007
Therapeutics			Research	Research	Research

Tobacco Exposure Tests:	$292,692	$308,161	$122,159	$116,872	-	$1,301,871
NicAlert™ and TobacAlert™
Oncology	$368,539	$77,000	-	-	-	$1,621,074
General Research (BPH	-	-	$224,116	$590,702	$186,995	$1,001,813
Therapeutics Included)
Total	$2,510,051	$1,706,086	$1,499,654	$2,084,232	$1,137,122	$20,187,203

For the earlier periods from 1995 to 1998, the Company did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis.  During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 1998, the general research expenses included primarily work on the Alzheimer’s diagnostic and therapeutic candidates. The breakdown of research and development costs for these periods is as follows: 1998: $2,091,745; 1997: $1,775,340; 1996: $2,060,841; and 1995: $395,770.  The total research and development expenditure for the 1995 to 1998 period was $6,323,696. Total research and development expenditures to date are $26,510,899.

The Company expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis.  We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Company's research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred. Research and development costs are allocated in reasonable and realistic proportion to the projects that benefited from those costs.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 58, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 45, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987.  Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions.  In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 83, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Company. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 52, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms.  He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001.  He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature.  Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 58, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner.  Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 57, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer.  He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979.  He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 54, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Brian Doyle, B.Sc., M.B.A., 54, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent the last 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Celine Dupuis, MD, CMSQ, DABP, 50, Chief Clinical Officer since October 2004, received her MD from Laval University in 1982, and completed her residency in Anatomical Pathology at McGill University and the University of Montreal in 1987. Dr. Dupuis has practiced family medicine, as well as pathology, managed medical and laboratory facilities, and has publications in the scientific and patent literature.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers  summarize the total compensation paid during the Company’'s financial year ending on December 31, 2008  to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2008 for the Named Executive Officers:  The Named Executive Officers are the Company’s Chief Executive Officer, Chief Financial Officer, and three most highly compensated executive officers.

During the financial year ended December 31, 2008, no executive officer received any option-based or share-based awards, or any bonuses or other non-equity incentive compensation. The Company does not have a share-based incentive plan, non-equity incentive plan nor pension plan for its executive officers. The Company has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Company.

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Company summarize the total compensation paid during the Company's financial year ending on December 31, 2008 to the directors of the Company and all incentive plan awards outstanding at December 31, 2008 for the directors. Two current directors, Dr. Paul Averback, the President and CEO of the Corporation, and Jack Gemmell, General Counsel, are members of the senior management of the Corporation and do not receive any compensation for acting as a director.  Their compensation as Named Executive Officers is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Company. The members of the Human Resources and Compensation Committee for the financial year ending December 31, 2008 were Dr. Roger Guy, Paul McDonald and Randall Lanham.

The Company’s current compensation policy for its executive officers, including the Chief Executive Officer and the Named Executive Officers, emphasizes the granting of options over base salary as a means of attracting, motivating and retaining talented individuals. Such a policy is believed to better further the Company’s business goals by allocating more financial resources to the Company’s ongoing product development programs. Given the current stage of the Company’s development, the Company has not established and does not use formal benchmarks, performance goals, review processes or other qualitative or quantitative criteria or targets relating to the performance of the Company or the individual in order to determine compensation. The Company does not have a non-equity incentive plan or a policy of annually granting performance bonuses or salary increases to its executive officers.

The Company grants option-based awards to its executive officers in accordance with a stock option plan approved by the shareholders.  Further details of the stock option plan are provided below. The stock option plan provides long-term incentives to the Company’s officers and employees to advance the Company’s drug development programs towards commercialization and to enhance shareholder value. The Company endeavors to provide salaries and option grants that are internally equitable and that are consistent with both job performance and ongoing progress towards corporate goals. The amount of option grants is determined in part by the amount and terms of outstanding and expiring options, the experience and expertise of each executive officer and the needs of the Corporation, among other factors. The Human Resources and Compensation Committee of the Board of Directors reviews all proposals for awards of stock options to executive officers and decides on the appropriateness of the awards.  In doing so, the Committee relies solely on discussion among the independent board members on the Committee without any formal pre-determined objectives, criteria or analytic processes but with a view to attracting and retaining executive officers who can help further the Company’s business plan.

By relying on option grants as a primary means of compensating its executive officers, the Company’s intention is to provide a direct link between corporate performance and executive compensation while maximizing shareholder value and controlling cash expenditures.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan
			Share-	Option-	compensation ($)
Name and	Year	Salary	based	based	Annual	Long-term	Pension	All Other	Total
principal position		($)	awards	awards	incentive	incentive	value	Compensation	Compensation
			($)	($)	plans	plans	($)	($)	($)

Dr. Paul Averback	2008	190,000							190,000
CEO and President

Mr. Roy Wolvin	2008	93,808							93,808
CFO
Dr. Celine Dupuis
Chief Clinical	2008	140,713							140,713
Officer
Mr. Brian Doyle
Global Sales	2008	138,859							138,859
Manager
Mr. Jack Gemmell
General Counsel,	2008	112,570							112,570
CIO

Salaries are payable in Canadian dollars, but expressed above in US$.

Outstanding Incentive Plan Awards as of December 31, 2008: Named Executive Officers

Name	Option-based Awards
	Number of securities underlying unexercised options (#)			Option exercise price ($)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options ($)
	Total	Unvested(1)	Vested
Dr. Paul Averback	500,000		500,000	$3.00	10/24/13	$200,000
	3,000,000	1,750,000	1,250,000	$3.00	08/24/16	$500,000
Mr. Roy Wolvin	20,000		20,000	$3.12 (C$4.50)	05/13/09	$5,600
	5,000		5,000	$2.62	09/09/13	$3,900
	50,000		50,000	$2.82	06/09/16	$29,000
	150,000	87,500	62,500	$3.00	08/24/16	$25,000
Mr. Jack Gemmell	50,000		50,000	$6.93 (C$10.00)	01/22/09	$0
	25,000		25,000	$3.875	05/01/10	$0
	25,000		25,000	$1.93	04/23/11	$36,750
	20,000		20,000	$2.62	09/09/13	$15,600
	210,000	122,500	87,500	$3.00	08/24/16	$35,000
Mr. Brian Doyle	50,000		50,000	$3.75	04/28/13	$0
	50,000	26,250	23,750	$3.00	08/24/16	$9,500
Dr. Celine Dupuis	150,000	87,500	62,500	$3.00	08/24/16	$25,000

Option exercise prices and the values of unexercised in-the-money options are expressed in US$.  The Company does not have a share-based award plan.

(1) Unvested options vest over a 6 year period beginning in August 2006.

Summary Compensation Table: Directors

Name	Year	Fees Earned ($)	Share-based awards ($)	Option-based awards (4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Paul McDonald	2008	$16,500						$16,500
Randall Lanham	2008	$16,500						$16,500
Roger Guy, MD	2008	$16,500						$16,500
David Morse, Ph.D.	2008	$14,500						$14,500

Outstanding Incentive Plan Awards as of December 31, 2008: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options ($)
Paul McDonald	10,000	$2.74	07/17/16	$6,600
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0
Randall Lanham	10,000	$2.74	07/17/16	$6,600
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0
Roger Guy, MD	10,000	$2.74	07/17/16	$6,600
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0
David Morse, Ph.D.	10,000	$2.74	07/17/16	$6,600
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0

During the same period from 2000 to 2008, the salaries of Named Executive Officers increased 45% from $465,805US (2000) to $675,950US (2008), an increase of 5% per annum over that nine year period, or 45% in total.  During the same period, the Corporation’s stock price has increased approximately 250%.

Share Ownership

As of March 13, 2009, the number of common shares owned or controlled by directors and senior officers of the Company were as follows:

	Common Shares Owned	Percentage of Common Shares
Name	and Controlled	Owned and Controlled
Paul Averback, M.D.	13,115,395	43.3%
Randall Lanham	0	*
Paul McDonald	0	*
David Morse, Ph.D.	462	*
Roger Guy, MD	51,979	*
Jack Gemmell	13,725	*

Roy Wolvin	9,966	*
Brian Doyle	10,000	*
Celine Dupuis, MD	848,172	2.8%

* Denotes less than 1%.

Options

Nymox has created a stock option plan for its employees, officers and directors, and for consultants. The board of directors of Nymox administers the stock option plan and authorizes the granting of options in accordance with the terms of the plan. Each option gives the individual granted the option the right to purchase a common share of the Company at a fixed price during a specified period of no more than ten years. The board may also make all or a portion of the options granted effective only as of a specific future date or dates. The option price must not be less than the market price of the common shares when the option is granted. The total number of shares under option to any one individual may not exceed fifteen percent of the total number of issued common shares of the Company. The options may not be assigned, transferred or pledged, and expire within three months of the termination of employment or active office with the Company and six months of the death of the individual.

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

In its Hasbrouck Heights and St.-Laurent laboratories and offices, for the year 2008, the Company employed on the average twenty-one persons with seventeen in research and development and four in administration and marketing; for the year 2007, the Company employed on the average nineteen persons (fifteen in research and development and four in administration and marketing); for the year 2006, nineteen persons (fifteen in research and development and four in administration and marketing).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of March 13, 2009, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	13,115,395	43.3%
All directors and officers as a group	14,049,699	46.3%

As of March 13, 2009, Dr. Celine Dupuis, Dr. Averback's wife, owned 848,172 common shares (2.8%).

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Southpoint Capital Advisors reported in a February 18, 2009 filing that it had dispositive power over 2,932,780 shares of Nymox or approximately 9.68 % of Nymox shares. Hal Pettigrew reported in a March 14, 2008 filing that he had dispositive power over 1,532,960 shares of Nymox or approximately 5.06 % of Nymox’s shares. Michael Starcher reported in a November 20, 2008 filing that he had dispositive power over 1,795,000 shares of Nymox or approximately 5.93 % of Nymox’s shares. The number of shares owned by Southpoint Capital Advisors and its related parties represents an increase of 251,640 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on March 30, 2006. The Company first received notice of the beneficial ownership of the shares reported by Messrs. Pettigrew and Starcher upon the filing of their respective Schedules 13G on March 14, 2008 and November 20, 2008. Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of March 13, 2009, total shares outstanding were 30,314,621. There were 211 holders of record of the common shares and 3,394 beneficial shareholders in total. Of these, 87 were holders of record of the common shares and 2,841 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 13,440,080 shares, representing approximately 44.34 % of the outstanding shares of common stock.

Related Party Transactions

The Company did not have any related party transactions for the years ended December 31, 2008, 2007 & 2006.

ITEM 8. FINANCIAL INFORMATION

In 2008, revenues of Nymox Pharmaceutical Corporation’s US company were $347,764 and revenues of its Canadian company were $80,645. We refer to Note 15 of the financial statements below.

Dividends

The Company has not issued dividends since inception.

Cease Trade Orders, or Bankruptcies

To the knowledge of the Company, no director or officer of the Company or shareholder of the Company holding a sufficient number of securities of the Company to affect materially the control of the Company is, or has been within the past 10 years, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied such company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Company, no director, officer or control person of the Company has been subject to any penalties or sanctions imposed by a court relating to U.S. or Canadian securities legislation or by a U.S. or Canadian securities regulatory authority or has entered into a settlement agreement with a U.S. or Canadian securities authority, nor has any director, officer or control person of the Company been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Company, no director, officer or control person of the Company, nor any personal holding company of any such person, has within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

To the knowledge of the Company, there are no existing or potential material conflicts of interest between the Company, or subsidiary of the Company, and any director, officer or control person of the Company.

Legal Proceedings

A contractor has served the Company with a Statement of Claim filed with the California Superior Court claiming $2,000,000 in damages for injury to his reputation and business for alleged failure to pay for services rendered. The Company has paid in full for all contracted services and believes that the claim is wholly without merit, and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in the Company’s financial statements.

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2008, 2007 and 2006

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation (the "Corporation") and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 12, 2009 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

February 12, 2009 (except for note 17 (b), which is as of
    February 27, 2009)

*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's (the "Corporation") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” [included in the accompanying Management’s Discussion and Analysis]. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the Canadian generally accepted auditing standards, the consolidated balance sheets of the Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 12, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

February 12, 2009

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2008 and 2007
(in US dollars)

	2008	2007

Assets

Current assets:
Cash	$275,858	$273,108
Accounts receivable	37,873	29,253
Other receivables	21,624	31,127
Research tax credits receivable	111,243	68,041
Inventories	33,907	29,431
	480,505	430,960
Long-term security deposit	26,994	26,994
Long-term receivables	-	70,000
Property and equipment (note 4)	21,525	19,710
Patents and intellectual property (note 5)	3,538,587	3,712,682

	$4,067,611	$4,260,346

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,078,897	$1,082,182
Accrued liabilities	161,950	183,569
Deferred lease inducement (note 8 (a))	9,623	9,623
Deferred revenue	–	3,333
	1,250,470	1,278,707
Deferred lease inducement (note 8 (a))	6,415	16,038
Non-controlling interest (note 6)	800,000	800,000

Shareholders' equity:
Share capital (note 7)	53,850,147	50,155,147
Additional paid-in capital	3,403,201	2,477,981
Deficit	(55,242,622)	(50,467,527)
	2,010,726	2,165,601
Commitments and contingencies (note 8)
Subsequent events (note 17)

	$4,067,611	$4,260,346

See accompanying notes to consolidated financial statements.

On behalf of the Board:

  /s/ Paul Averback MD          Director

 /s/ Paul McDonald                Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

	2008	2007	2006

Revenues:
Sales	$426,675	$412,923	$437,440
Interest	1,734	21,010	5,421
	428,409	433,933	442,861

Expenses:
Research and development	2,164,611	2,797,903	2,594,714
Less research tax credits	(111,243)	(68,041)	(53,618)
	2,053,368	2,729,862	2,541,096
General and administrative	1,064,903	970,919	954,397
Marketing	187,868	236,395	236,054
Cost of sales	262,331	241,443	241,398
Depreciation of property and equipment	9,957	7,242	3,624
Amortization of patents and intellectual property	509,641	503,549	462,642
Stock-based compensation (note 7 (c))	925,220	1,015,260	837,308
Interest and bank charges	5,466	19,694	60,027
	5,018,754	5,724,364	5,336,546

Net loss and comprehensive loss	$(4,590,345)	$(5,290,431)	$(4,893,685)

Basic and diluted loss per share (note 10)	$(0.15)	$(0.18)	$(0.18)

Weighted average number of common shares outstanding	29,749,000	29,005,342	27,644,749

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders' Equity

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

			Additional
	Share capital		paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2005	26,728,781	$39,488,350	$626,525	$(39,702,738)	$412,137
Issuance of share capital	1,593,472	4,955,000	–	–	4,955,000
Share issue costs	–	–	–	(284,227)	(284,227)
Stock-based compensation	–	–	837,308	–	837,308
Net loss	–	–	–	(4,893,685)	(4,893,685)
Balance, December 31, 2006	28,322,253	44,443,350	1,463,833	(44,880,650)	1,026,533
Issuance of share capital (note 7 (a))	952,500	5,350,000	–	–	5,350,000
Share issue costs	–	–	–	(296,446)	(296,446)
Exercise of stock options (note 7 (b)):
Cash	91,000	360,685	–	–	360,685
Ascribed value	–	1,112	(1,112)	–	–
	91,000	361,797	(1,112)	–	360,685
Stock-based compensation	–	–	1,015,260	–	1,015,260
Net loss	–	–	–	(5,290,431)	(5,290,431)
Balance, December 31, 2007	29,365,753	50,155,147	2,477,981	(50,467,527)	2,165,601
Issuance of share capital (note 7 (a))	812,854	3,695,000	–	–	3,695,000
Share issue costs	–	–	–	(184,750)	(184,750)
Stock-based compensation	–	–	925,220	–	925,220
Net loss	–	–	–	(4,590,345)	(4,590,345)
Balance, December 31, 2008	30,178,607	$53,850,147	$3,403,201	$(55,242,622)	$2,010,726

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

	2008	2007	2006

Cash flows from operating activities:
Net loss	$(4,590,345)	$(5,290,431)	$(4,893,685)
Adjustments for:
Depreciation of property and equipment	9,957	7,242	3,624
Amortization of patents and intellectual property	509,641	503,549	462,642
Stock-based compensation	925,220	1,015,260	837,308
Write-down of patent costs	228,606	61,224	-
Write-down of long-term receivable	70,000	-	-
Amortization of lease inducement	(9,623)	(9,623)	(9,623)
Changes in operating assets and liabilities:
Accounts and other receivables	883	(14,073)	16,414
Research tax credits receivable	(43,202)	(14,423)	(50,543)
Inventories	(4,476)	14,714	30,037
Long-term security deposit	-	8,999	-
Accounts payable and accrued liabilities	(373,561)	46,300	(577,356)
Deferred revenue	(3,333)	(15,907)	(32,962)
	(3,280,233)	(3,687,169)	(4,214,144)

Cash flows from financing activities:
Proceeds from issuance of share capital	3,695,000	5,710,685	4,955,000
Share issue costs	(184,750)	(296,446)	(284,227)
Repayment of notes payable	-	(500,000)	-
	3,510,250	4,914,239	4,670,773

Cash flows from investing activities:
Additions to property and equipment	(11,772)	(19,113)	-
Additions to patent costs	(215,495)	(1,169,973)	(372,981)
	(227,267)	(1,189,086)	(372,981)

Net increase in cash	2,750	37,984	83,648

Cash, beginning of year	273,108	235,124	151,476

Cash, end of year	$275,858	$273,108	$235,124

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$-	$40,276	$50,289
(b) Non-cash transactions:
Additions to patent costs included in accounts payable and accrued liabilities at year-end	561,174	212,517	582,854

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

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

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 7 (a). The Corporation depends on this financing to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

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

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 14.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

2.	Significant accounting policies (continued):

	(b)	Financial assets and liabilities:

Under new standards adopted effective with the commencement of the 2007 fiscal period as described in note 3 (a), all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable, other receivables and long-term receivable as “loans and receivables”, and its accounts payable and accrued liabilities as “other financial liabilities”.

	(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

	(d)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	33 1/3%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

(e)	Impairment and disposal of long-lived assets:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

2.	Significant accounting policies (continued):

	(f)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period during which the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

	(g)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles. At December 31, 2008 and 2007, no development expenditures have been deferred.

	(h)	Foreign currency translation:

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

Foreign exchange gains/losses included in the consolidated statements of operations for fiscal 2008 amounted to $(23,020) (2007 - $7,381; 2006 - $8,092).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

2.	Significant accounting policies (continued):

	(i)	Stock-based compensation:

The Corporation records stock-based compensation relating to employee and non-employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at the date of grant and is expensed over the award's vesting period.

	(j)	Income taxes:

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

	(k)	Earnings per share:

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

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

3.	Changes in accounting policies:

(a)	Accounting changes in 2007:

Effective with the commencement of its 2007 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles. The adoption of these standards did not have an effect on the Corporation’s consolidated financial statements.

(b)	Accounting changes in 2008:

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, ClCA Handbook Section 3862, Financial Instruments - Disclosures, and ClCA Handbook Section 3863, Financial Instruments - Presentation. The sections relate to disclosure and presentation only and did not have an impact on the Corporation’s financial results (see notes 11, 12 and 13).

Inventories

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories, which harmonizes the Canadian standards related to inventories with International Financial Reporting Standards ("IFRS"). This section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard did not have an impact on the Corporation’s financial results.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

3.	Changes in accounting policies (continued):

(c)	Future accounting changes:

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Corporation will adopt this standard effective January 1, 2009.

As a result of this change in accounting standards, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets will no longer be capitalized by the Corporation. As well, subsequent financial statements for periods beginning on or after January 1, 2009 will provide comparative financial information for previous financial periods to reflect the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. Thus, in order to provide an appropriate basis for comparison with 2009 financial figures, subsequent financial statements will present, for comparison purposes only, an increase in the net loss figure for 2008, 2007 and 2006 of $46,758, $455,719 and $388,546, respectively, and an increase in the accumulated deficit by $2,426,709 on January 1, 2006.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

4.	Property and equipment:

			2008

		Accumulated
		depreciation	Net book
	Cost	and amortization	value

Laboratory equipment	$434,751	$420,840	$13,911
Computer equipment	22,802	17,960	4,842
Office equipment and fixtures	91,635	88,863	2,772

	$549,188	$527,663	$21,525

			2007

		Accumulated
		depreciation	Net book
	Cost	and amortization	value

Laboratory equipment	$435,322	$418,882	$16,440
Computer equipment	17,623	14,353	3,270
Office equipment and fixtures	88,170	88,170	-

	$541,115	$521,405	$19,710

5.	Patents and intellectual property:

			2008

		Accumulated	Net book
	Cost	amortization	value
Patent costs	$4,818,243	$1,500,511	$3,317,732
Intellectual property rights acquired	2,222,661	2,001,806	220,855

	$7,040,904	$3,502,317	$3,538,587

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

5.	Patents and intellectual property (continued):

			2007

		Accumulated	Net book
	Cost	amortization	value
Patent costs	$4,645,279	$1,374,305	$3,270,974
Intellectual property rights acquired	2,222,661	1,780,953	441,708

	$6,867,940	$3,155,258	$3,712,682

The estimated aggregate amortization expense for 2009 is approximately $220,000, after consideration of the change in accounting policy described in note 3 (c) that the Corporation will adopt on January 1, 2009.

6.	Non-controlling interest:

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

7.	Share capital:

	2008	2007

Authorized:
An unlimited number of common shares

Issued and outstanding:
30,178,607 common shares (2007 - 29,365,753 shares)	$53,850,147	$50,155,147

(a)	Common Stock Private Purchase Agreement:

In November 2007, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2008, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement (continued):

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2008, the Corporation issued 812,854 (2007 - 952,500) common shares to the Purchaser for aggregate proceeds of $3,695,000 (2007 - $5,350,000) under the agreements. At December 31, 2008, the Corporation can require the Purchaser to purchase up to $15,000,000 of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares is 5,500,000 and the maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the pre-tax intrinsic value based on the Corporation’s closing stock price at December 31, 2008 of $3.40, which would have been received by option holders had they exercised their options at that date and sold their shares at market price.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(b)	Stock options (continued):

		Options outstanding			Non-vested options

		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Number	price	expiration	value	Number	fair value

Balance, December 31, 2005	1,811,500	$3.41			20,000	$1.62
Granted	3,805,500	2.94			3,565,500	3.00
Expired/cancelled	(450,000)	4.35			–	–
Vested	–	–			(313,000)	3.02

Outstanding, December 31, 2006	5,167,000	3.17			3,272,500	3.00
Exercised	(91,000)	3.96			–	–
Granted	50,000	5.86			–	–
Expired	(307,000)	4.49			–	–
Vested	–	–			(605,000)	3.01

Outstanding, December 31, 2007	4,819,000	3.11	7.8	$12,852,015	2,667,500	3.00
Exercised	–	–			–	–
Granted	50,000	3.49			–	–
Expired	–	–			–	–
Vested	–	–			(593,750)	3.00

Outstanding, December 31, 2008	4,869,000	$3.11	6.9	$1,868,920	2,073,750	$3.00

Options exercisable	2,795,250	$3.19	6.2	$1,039,420	N/A	$ N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2008, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

50,000	50,000	$6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
20,000	20,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
125,000	125,000	3.88	May 1, 2010
28,000	28,000	1.93	April 23, 2011
1,500	1,500	4.20	November 8, 2011
75,000	75,000	4.33	November 13, 2011
50,000	50,000	3.75	April 28, 2013
37,000	37,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,565,500	1,491,750	3.00	August 24, 2016
10,000	10,000	5.51	March 1, 2017
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
10,000	10,000	3.03	November 26, 2018

4,869,000	2,795,250	$3.11

On January 22, 2009, 50,000 options expired unexercised.

(c)	Stock-based compensation:

	2008	2007	2006

Stock-based compensation pertaining to general and administrative	$171,920	$228,920	$360,840
Stock-based compensation pertaining to marketing	12,040	29,980	107,700
Stock-based compensation pertaining to research and development	741,260	756,360	368,768

	$925,220	$1,015,260	$837,308

At December 31, 2008, the unrecognized compensation cost related to non-vested awards was $2,853,480 and the remaining weighted average recognition period is approximately 42 months.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the year was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.16%	4.23%	4.14%
Expected volatility	73.37%	70.83%	66.04%
Expected life in years	5	5	5
Dividend yield	0%	0%	0%

The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was $2.16 per share (2007 - $3.61 per share).

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years are as follows:

2009	$287,000
2010	196,000
2011	13,000
2012	13,000
2013	13,000

$522,000

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Corporation received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. At December 31, 2008, the remaining deferred lease inducement was $16,038 (2007 - $25,661), of which $9,623 has been classified in current liabilities and $6,415 (2007 - $16,038) has been classified as long-term.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

8.	Commitments and contingencies (continued):

(b) Contingencies:

(i)

In 2005 and 2006, the Corporation received proposed notices of assessment relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities, reducing the Corporation's claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totalling $66,864, which were previously received by the Corporation, and non-refundable tax credits totalling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non- refundable credits were not previously recognized for financial statement purposes. The Corporation filed a notice of objection to the assessments with the taxation authorities. This matter was settled in 2008 in the Corporation’s favour and no amounts will have to be refunded to the tax authorities.

(ii)

A contractor has served the Corporation with a Statement of Claim filed with the California Superior Court claiming $2,000,000 in damages for injury to his reputation and business for alleged failure to pay for services rendered. The Corporation has paid in full for all contracted services and believes that the claim is wholly without merit, and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

9.	Income taxes:

Details of the components of income taxes are as follows:

	2008	2007	2006

Loss before income taxes:
Canadian operations	$(4,016,077)	$(4,691,371)	$(4,316,579)
US operations	(574,268)	(599,060)	(577,106)
	(4,590,345)	(5,290,431)	(4,893,685)

Basic income tax rate	30.9%	32%	32%

Income tax recovery at statutory rates	(1,418,417)	(1,692,938)	(1,565,979)

Adjustments in income taxes resulting from:
Non-recognition of losses and other unclaimed deductions	1,145,055	1,368,055	1,442,041

Effect of change in rates:
Decrease in future tax assets	–	(1,155,509)	(964,000)
Decrease in valuation allowance	–	1,155,509	964,000
Permanent differences	273,362	324,883	123,938

Income taxes	$-	$-	$-

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2008	2007

Future tax assets:
Non-capital losses	$10,251,000	$11,374,000
Scientific research and experimental development expenditures	1,081,000	1,318,000
Capital losses	428,000	899,000
Property and equipment and patents	655,000	618,000
Share issue costs	121,000	160,000
	12,536,000	14,369,000

Less valuation allowance	(12,477,000)	(14,235,000)
	59,000	134,000

Future tax liabilities:
Intellectual property rights	(59,000)	(134,000)

Net future tax asset	$-	$-

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Corporation's products and technologies.

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures, which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial

Non-capital losses:
2009	$3,167,000	$3,040,000
2010	3,351,000	3,303,000
2014	3,587,000	3,571,000
2015	2,863,000	2,875,000
2026	3,089,000	3,038,000
2027	2,927,000	2,863,000
2028	2,715,000	2,715,000

Scientific research and development expenditures:
Indefinitely	2,651,000	5,744,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

9.	Income taxes (continued):

The Corporation also has investment tax credits available in the amount of approximately $377,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2009	$9,000
2010	19,000
2011	19,000
2012	43,000
2013	56,000
2014	18,000
2015	29,000
2026	54,000
2027	60,000
2028	70,000

$377,000

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $11,122,000 which expire as follows:

2010	$51,000
2011	1,035,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	355,000
2027	373,000
2028	336,000

$11,122,000

10.	Earnings per share:

Diluted loss per share was not presented as the effect of options would have been dilutive because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

11.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 7 (a) -Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement. Since 2003 through to January 2009, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt.

The Corporation is not subject to any capital requirements imposed by external parties.

12.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

12.	Financial risk management (continued):

(a)	Foreign currency risk:

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 73% of expenses that occurred during the year ended December 31, 2008 (2007 - 72%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2008, 2007 or 2006.

The following table provides significant items exposed to foreign exchange as at December 31, 2008:

		CA$

Cash		$8,343
Accounts, other receivables and research tax credits receivable		145,045
Accounts payable and accrued liabilities		(265,563)

		$(112,175)

The following exchange rates were applied for the year ended December 31, 2008:

	Average rate	Reporting date rate
	(twelve months)	December 31, 2008

US$ - CA$	1.0660	1.2180

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

12.	Financial risk management (continued):

	(a)	Foreign currency risk (continued):

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remain constant.

	(b)	Credit risk:

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

The Corporation has a limited number of customers. Included in the consolidated balance sheet are trade receivables of $37,873, all of which were aged under 45 days. Four customers accounted for 74% of the trade receivables balance at December 31, 2008. An amount of $13,660 was recorded as bad debt expense for the year ended December 31, 2008 (nil for the year ended December 31, 2007).

At December 31, 2008, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, accounts receivable and other receivables.

	(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts receivable, other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2008, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

	(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 11 to the audited consolidated financial statements ("Capital disclosures"). The Corporation does not have an operating credit facility.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

12.	Financial risk management (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying	Less than
	amount	1 year	1 year to 5 years

Accounts payable and accrued liabilities	$1,240,847	$1,240,847	$–

13.	Financial instruments:

Fair value disclosure:

	December 31, 2008		December 31, 2007
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Loans and receivables:
Accounts receivable and other receivables	$59,497	$59,497	$60,380	$60,380

Financial liabilities, at amortized cost:
Accounts payable	1,078,897	1,078,897	1,082,182	1,082,182
Accrued liabilities	161,950	161,950	183,569	183,569

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences:

(a)	Consolidated shareholders' equity:

The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with US GAAP is as follows:

	2008	2007	2006

Shareholders' equity, Canadian GAAP	$2,010,726	$2,165,601	$1,026,533

Adjustments:
Stock-based compensation - options granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706	1,477,706
Change in reporting currency (i)	(62,672)	(62,672)	(62,672)
	(10,109)	(10,109)	(10,109)

Shareholders' equity, US GAAP	$2,000,617	$2,155,492	$1,016,424

(i)	Change in reporting currency:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated shareholders' equity (continued):

(ii)	Stock-based compensation (continued):

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures:

(i)	Development stage company:

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

	Cumulative	Cumulative
	since the date of	since the date of
	inception of	inception of
	the Corporation	the Corporation
	to December 31,	to December 31,
	2008	2007

Revenues:
Sales	$3,246,882	$2,820,207
Interest revenue	538,563	536,829
License revenue	97,403	97,403
Research contract	30,000	30,000

Expenses:
Gross research and development expenditures	26,510,899	24,346,288
Other expenses	30,497,038	27,642,895

Cash outflows	(45,415,649)	(42,135,416)
Investing activities	(4,773,956)	(4,546,689)
Financing activities	50,465,464	46,955,214

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below:

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$-	$-	$172,414
Net loss	-	-	-	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	-	(109,241)	63,173

Year ended July 31, 1991:
Net loss	-	-	-	(21,588)	(21,588)
Cumulative translation adjustment	-	1,499	-	(950)	549

Balance, July 31, 1991	2,500,000	173,913	-	(131,779)	42,134

Year ended July 31, 1992:
Common shares issued	9,375	31,468	-	-	31,468
Net loss	-	-	-	(45,555)	(45,555)
Cumulative translation adjustment	-	(6,086)	-	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	-	(171,736)	27,559

Year ended July 31, 1993:
Common shares issued	201,250	159,944	-	-	159,944
Common shares cancelled	(500,000)	-	-	-	-
Net loss	-	-	-	(38,894)	(38,894)
Cumulative translation adjustment	-	(13,994)	-	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	-	(197,800)	147,445

Year ended July 31, 1994:
Common shares issued	2,500	7,233	-	-	7,233
Net loss	-	-	-	(53,225)	(53,225)
Cumulative translation adjustment	-	(25,173)	-	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	-	(235,217)	92,088

Year ended July 31, 1995:
Common shares issued	78,078	303,380	-	-	303,380
Net loss	-	-	-	(285,910)	(285,910)
Cumulative translation adjustment	-	5,196	-	(7,221)	(2,025)

Balance, July 31, 1995 carried forward	2,291,203	635,881	-	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Balance, July 31, 1995 brought forward	2,291,203	$635,881	$-	$(528,348)	$107,533

Period ended December 31, 1995:
Adjustment necessary to increase the number of common shares	12,708,797	-	-	-	-

Adjusted number of common shares	15,000,000	635,881	-	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	-	-	2,997,284
Net loss	-	-	-	(1,194,226)	(1,194,226)
Share issue costs	-	(153,810)	-	-	(153,810)
Cumulative translation adjustment	-	2,858	-	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	-	(1,728,902)	1,753,311

Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	-	-	3,852,364
Net loss	-	-	-	(3,175,587)	(3,175,587)
Share issue costs	-	(170,699)	-	-	(170,699)
Stock-based compensation	-	-	434,145	-	434,145
Cumulative translation adjustment	-	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092

Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	-	-	3,180,666
Net loss	-	-	-	(3,755,409)	(3,755,409)
Share issue costs	-	(161,482)	-	-	(161,482)
Capital stock subscription	-	352,324	-	-	352,324
Stock-based compensation	-	-	108,350	-	108,350
Cumulative translation adjustment	-	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	-	-	5,644,638
Net loss	-	-	-	(4,979,562)	(4,979,562)
Share issue costs	-	(54,131)	-	-	(54,131)
Stock-based compensation	-	-	274,088	-	274,088
Cumulative translation adjustment	-	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998 carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Balance, December 31, 1998 brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352

Year ended December 31, 1999:
Common shares issued	275,900	969,253	-	-	969,253
Net loss	-	-	-	(3,409,166)	(3,409,166)
Share issue costs	-	(35,041)	-	-	(35,041)
Stock-based compensation	-	-	198,815	-	198,815
Cumulative translation adjustment	-	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731

Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	-	-	5,909,340
Warrants and options	-	421,638	-	-	421,638
Net loss	-	-	-	(4,272,308)	(4,272,308)
Share issue costs	-	(353,204)	-	-	(353,204)
Stock-based compensation	-	-	257,690	-	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	-	-	2,554,254
Net loss	-	-	-	(3,095,133)	(3,095,133)
Share issue costs	-	(120,944)	-	-	(120,944)
Stock-based compensation	-	-	55,040	-	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	-	-	3,031,043
Net loss	-	-	-	(3,453,749)	(3,453,749)
Share issue costs	-	(166,842)	-	-	(166,842)
Stock-based compensation	-	-	41,140	-	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	-	-	4,096,000
Net loss	-	-	-	(4,395,428)	(4,395,428)
Share issue costs	-	(220,819)	-	-	(220,819)
Stock-based compensation	-	-	41,140	-	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	-	3,674,033
Net loss	-	-	-	(3,770,545)	(3,770,545)
Share issue costs	-	(210,939)	-	-	(210,939)
Stock-based compensation	-	-	41,140	-	41,140

Balance, December 31, 2004 carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Balance, December 31, 2004 brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278

Year ended December 31, 2005:
Common shares issued	1,224,719	2,935,000	–	–	2,935,000
Net loss	–	–	–	(3,609,448)	(3,609,448)
Share issue costs	–	(166,942)	–	–	(166,942)
Stock-based compensation	–	–	41,140	–	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	402,028

Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	–	–	4,955,000
Net loss	–	–	–	(4,893,685)	(4,893,685)
Share issue costs	–	(284,227)	–	–	(284,227)
Stock-based compensation	–	–	837,308	–	837,308

Balance, December 31, 2006	28,322,253	43,430,146	1,939,297	(44,353,019)	1,016,424

Year ended December 31, 2007:
Common shares issued	1,043,500	5,710,685	–	–	5,710,685
Net loss	–	–	–	(5,290,431)	(5,290,431)
Share issue costs	–	(296,446)	–	–	(296,446)
Stock-based compensation	–	–	1,015,260	–	1,015,260

Balance, December 31, 2007	29,365,753	48,844,385	2,954,557	(49,643,450)	2,155,492

Year ended December 31, 2008:
Common shares issued	812,854	3,695,000	–	–	3,695,000
Net loss	–	–	–	(4,590,345)	(4,590,345)
Share issue costs	–	(184,750)	–	–	(184,750)
Stock-based compensation	–	–	925,220	–	925,220

Balance, December 31, 2008	30,178,607	$52,354,635	$3,879,777	$(54,233,795)	$2,000,617

(ii)	FIN 48 - Accounting for tax uncertainties:

For US GAAP purposes, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48), on January 1, 2007. FIN 48 clarifies the accounting for income taxes recognized in a company's financial statements in accordance with FASB statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption, December 31, 2007 and 2008, the total amount of unrecognized tax benefits was nil.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

	(b)		Additional US GAAP disclosures (continued):

		(ii)	FIN 48 - Accounting for tax uncertainties (continued):

The Corporation files income tax returns with the federal and provincial tax authorities within Canada. The Corporation's subsidiaries file income tax returns in the United States. In general, the Corporation is subject to examination by taxing authorities for years after 2001.

		(iii)	SFAS No. 157 - Fair value measurements:

On January 1, 2008, the Corporation adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The Corporation does not have financial assets and liabilities that are measured at fair value on a recurring basis. The Corporation has elected to defer for one year the application of SFAS No. 157 for non-financial assets and liabilities.

		(iv)	Recently issued accounting pronouncements: SFAS141R – Business combinations

In December 2007, FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations (“FAS 141R”). Under FAS 141R, an acquiring entity will be required to recognize all assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. FAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing non-controlling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. FAS 141R also includes a substantial number of new disclosure requirements. FAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Corporation expects FAS 141R will have an impact on the accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(iv)	Recently issued accounting pronouncements (continued):

SFAS No. 160 - Non-controlling interests in consolidated financial statements:

In December 2007, the FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation does not expect the adoption of SFAS No. 160 to materially impact its financial statements.

FSP FAS142-3

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142. This change is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141R and other generally accepted accounting principles (GAAP). The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Corporation is currently evaluating the impact of adopting FSP 142-3 on its consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

15.	Segment disclosures:

The Corporation operates in one reporting segment - the research and development of products for the aging population. Geographic segment information is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2008	$9,637	$347,764	$71,008
2007	34,410	349,337	50,186
2006	26,370	313,148	103,343

Property and equipment, patents and intellectual property:
2008	3,386,208	173,904	–
2007	3,484,094	248,298	–

Revenues are attributed to geographic locations based on location of customers.

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2008	2007	2006

Customer A	41%	40%	35%

16.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

17.	Subsequent events:

(a) On January 27, 2009, the Corporation issued 70,225 common shares for aggregate proceeds of $250,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

(b) On February 27, 2009, the Corporation issued 65,789 common shares for aggregate proceeds of $200,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2004	$5.250	$1.890
2005	$3.250	$1.550
2006	$5.950	$1.810
2007	$7.500	$3.370
2008	$6.390	$2.500

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2007	1st Quarter	$6.990	$3.370
	2nd Quarter	$7.500	$5.070
	3rd Quarter	$6.010	$4.250
	4th Quarter	$7.000	$5.030

2008	1st Quarter	$5.840	$4.950
	2nd Quarter	$5.080	$3.100
	3rd Quarter	$6.390	$3.500
	4th Quarter	$5.600	$2.500

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2008	$5.600	$3.050
November, 2008	$4.490	$2.500
December, 2008	$3.420	$2.500
January, 2009	$3.860	$2.200
February, 2009	$3.420	$2.840
March, 2009 (up to and including March 9, 2009)	$3.040	$2.910

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

•

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2006 CDN$265 million, in 2007 CDN$281 million, in 2008 CDN$295 million, and in 2009 CDN$312 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Company is a party, for the two years ended March 13, 2009.

1.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited November 10, 2008. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 10, 2008. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited November 16, 2007. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 16, 2007.  This agreement was replaced by the new agreement above on November 10, 2008.

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

Dividends Paid To Non-Residents of Canada

Under the Tax Act, dividends paid or credited to a non-resident are subject to withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced or eliminated pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. For example, for persons who are resident in the United States for purposes of the Canada-United States Income Tax Convention (the “Convention”), the rate of withholding tax on dividends is reduced to 15% generally and 5% when the United States resident is a company that beneficially owns at least 10% of the voting stock of the company paying the dividends.

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

We are required to file reports and other information with the securities commissions in all provinces of Canada. You also are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system. This material includes our Management Information Circular for the most recent annual meeting, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans.  Additional financial information is provided in our annual financial statements and our Management’s Discussion and Analysis relating to these statements.  These documents are also accessible on SEDAR (www.sedar.com).

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

Capital disclosures

The Company's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Company makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Company defines capital as total shareholders’ equity. To fund its activities, the Company has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Company has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same investor. The Company intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement.  Since 2003 through to January 2009, the Purchaser has always complied with the drawdowns made pursuant to the agreement.  The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The Company must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Company.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Company's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.  The Company has no debt.

The Company is not subject to any capital requirements imposed by external parties.

Financial risk management

This disclosure relates to the nature and extent of the Company’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and how the Company manages those risks.

Foreign currency risk

The Company uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Company’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent.  Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date. Fluctuations in the currency used for the payment of the Company’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Company’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible.  The Company does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 73% of expenses that occurred during the year ended December 31, 2008 (2007 - 72%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2008, 2007 or 2006.

The following table provides significant items exposed to foreign exchange as at December 31, 2008:

CA$
Cash	$8,343
Accounts and other receivables and research tax credits receivable	145,045
Accounts payable and accrued liabilities	(265,563)
$(112,175)

The following exchange rates applied for the year ended December 31, 2008:

	Average rate	Reporting date rate
	(twelve months)	December 31, 2008
US$ - CA$	1.0660	1.2180

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect to the amount shown above, on the basis that all other variables remain constant.

Credit risk

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

The Company has a limited number of customers. Included in the consolidated balance sheet are trade receivables of $37,873, all of which were aged under 45 days.  Four customers accounted for 74% of the trade receivables balance at December 31, 2008.  An amount of $13,660 was recorded as bad debt expense for the period ended December 31, 2008 (nil for the period ended December 31, 2007).

At December 31, 2008, the Company’s maximum credit exposure corresponded to the carrying amount of cash and accounts and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts and other receivables, and accounts payable and accrued liabilities bear no interest. The Company has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2008, an assumed .5% increase or .5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, as outlined in note 11 to the audited consolidated financial statements ("Capital disclosures"). The Company does not have an operating credit facility.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying amount	Less than 1 year	1 year to 5 years
Accounts payable and accrued liabilities	$1,240,847	$1,240,847	$–

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, including the Company’s Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer concluded that the disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on management’s assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting was effective based on those criteria.

KPMG LLP (“KPMG”), the independent registered public accounting firm who also audited the Company’s financial statements, issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2008.

(c)  Attestation Report of the Registered Public Accounting Firm.  KPMG’s attestation report on the Company’s internal control over financial reporting appears on pages [63] and [64] of this report.

(d)  Changes in Internal Controls over Financial Reporting.  There have been no changes during fiscal 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2008 and 2007, we paid the following fees for professional services to KPMG LLP:

	2008		2007
		(CAN$)
Audit Services	159,000		163,000
Audit-Related Services	6,000		6,000
Tax Services	16,000		16,950
Other Services	0		0
Total	181,000		185,950

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s corporate governance practices are substantially similar to the corporate governance practices followed by domestic companies under NASDAQ listing standards. One significant difference is that the Company’s board of directors is not comprised of a majority of independent directors, which is required for domestic companies.  In accordance with NASDAQ Marketplace Rule 4350(a)(1), the Company has elected to follow the practices of Canada in lieu of the Marketplace Rule 4350 requirement that a majority of the Company’s board of directors be independent.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Not applicable.

ITEM 18.

FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2008 are included in Item 8 of this report and are incorporated by reference in this item.

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

4(q)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 10, 2008. (incorporated by reference to Exhibit 99.1 to the Company’s 6-K Report filed with the Commission on March 13, 2009).

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

/s/ Paul Averback
Paul Averback
Title: President

Date: March 13, 2009

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

4(q)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 10, 2008. (incorporated by reference to Exhibit 99.1 to the Company’s 6-K Report filed with the Commission on March 13, 2009).

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

CERTIFICATION

I, Paul Averback, certify that:

1.

I have reviewed this annual report on Form 20-F of Nymox Pharmaceutical Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)), and internal control over financial reporting (as defined in the Exchange Act Rules 13a–15(f) and 15d–15(f)) for the company and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and  procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 13, 2009

/s/ Paul Averback, MD

Paul Averback, MD

President and Chief Executive Officer

Nymox Pharmaceutical Corporation

CERTIFICATION

I, Roy Wolvin, certify that:

1.

I have reviewed this annual report on Form 20-F of Nymox Pharmaceutical Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)), and internal control over financial reporting (as defined in the Exchange Act Rules 13a–15(f) and 15d–15(f)) for the company and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and  procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 13, 2009

/s/ Roy Wolvin

Roy Wolvin

Chief Financial Officer

Nymox Pharmaceutical Corporation

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Averback, President and CEO of Nymox Pharmaceutical Corporation, do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Annual Report on Form 20-F for the year ended December 31, 2008 of Nymox Pharmaceutical Corporation and filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on Nymox Pharmaceutical Corporation.

Date: March 13, 2009

/s/ Paul Averback, MD

Paul Averback, MD

President and Chief Executive Officer

Nymox Pharmaceutical Corporation

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Roy Wolvin, CFO of Nymox Pharmaceutical Corporation, do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Annual Report on Form 20-F for the year ended December 31, 2008 of Nymox Pharmaceutical Corporation and filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on Nymox Pharmaceutical Corporation.

Date: March 13, 2009

/s/ Roy Wolvin

Roy Wolvin

Chief Financial Officer

Nymox Pharmaceutical Corporation