Form 20-F
period 2009-12-31
NYMOX PHARMACEUTICAL CORP
filed 2010-03-11
CIK 1018735

FORM 20–F

[ ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009

or

[ ] Transition Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

or

[ ] Shell Corporation Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this Shell Corporation Report from to

Commission File Number: 001-12033

NYMOX PHARMACEUTICAL CORPORATION
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

9900 Cavendish Blvd., Suite 306
St. Laurent, Quebec, Canada, H4M 2V2
(Address of principal executive offices)
Contact person: Roy Wolvin
Tel. 800-936-9669, e-mail: rwolvin@nymox.com, fax: 514-332-2227

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock	The NASDAQ Stock Market LLC (NASDAQ Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

31,283,778 shares as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]  No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]  No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]  No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website; if any, every interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232-405 of this chapter) during the preceding twelve months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ]  No [   ]

002.1033657.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]  Accelerated filer [ X ]  Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board.	[ ]	Other	[ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]  Item 18 [ X ]

If this is an annual report, indicate by check mark whether the registrant is a shell Corporation (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]  No [ X ]

002.1033657.

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

In connection with the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement to identify some of the important factors that could cause Nymox’s actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, Nymox. These factors, many of which are beyond the control of Nymox, include Nymox’s ability to:

•	identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

•	obtain suitable financing to support its operations and clinical trials;

•	manage its growth and the commercialization of its products;

•	achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

•	successfully compete in its markets;

•	realize the results it anticipates from the clinical trials of its products;

•	succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

•	achieve regulatory clearances for its products;

•	obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

•	adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

•	assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

•	not encounter problems with third parties, including key personnel, upon whom it is dependent.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). We prepare our basic financial statements in accordance with Canadian GAAP and include, as a note to the statements, a reconciliation of material differences to United States GAAP. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data

(In U.S. dollars)
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
CANADIAN GAAP
Current Assets	$1,074,279	$480,505	$430,960	$379,194	$291,454
Property & Equipment	16,152	21,525	19,710	7,839	11,463
Patents & Intellectual Property	0	220,855	441,708	662,564	883,420
Total Assets (3)	1,090,431	749,879	989,372	1,155,590	1,292,330
Total Liabilities	1,742,597	1,256,885	1,294,745	2,144,312	2,506,902
Share Capital	57,955,147	53,850,147	50,155,147	44,443,350	39,488,350
Shareholders’ Equity	(1,452,166)	(1,307,006)	(1,105,373)	(1,788,722)	(2,014,572)
Total Revenues	415,980	428,409	433,933	442,861	426,282
Sales	415,980	426,675	412,923	437,440	424,506
Research & Development
Expenditures (1) (3)	3,043,219	2,388,911	3,468,273	3,171,428	2,292,610
Net Loss (3)	5,130,074	4,637,103	5,746,149	5,282,231	3,843,914
Loss per Share (basic & diluted) (3)	$0.17	$0.16	$0.20	$0.19	$0.15
Weighted Avg. No. of Common Shares	30,717,822	29,749,000	29,005,342	27,644,749	26,080,470

U.S. GAAP (2)
Net Loss	$5,282,534	$4,590,345	$5,290,431	$4,893,685	$3,609,448
Loss per Share	0.17	0.15	0.18	0.18	0.14
Shareholders’ Equity (2)	2,102,997	2,400,617	2,555,492	1,416,424	802,028

(1)	We earn investment tax credits by making qualifying research and development expenditures. These amounts shown are net of investment tax credits.

(2)	Reference is made to Note 14 of Nymox’s audited financial statements as at and for the years ended December 31, 2009, 2008, and 2007 for a reconciliation of differences between Canadian and U.S. GAAP.

(3)

Net loss, loss per share (basic & diluted), research and development expenditures, patents and intellectual property, total assets and shareholders’ equity reflect the impact of the change in accounting policy as described in Note 3 (a) to the audited consolidated financial statements.

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

Our Clinical Trials for Our Therapeutic Products, Such as NX-1207, May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

Delays in the initiation, conduct or completion of clinical trials are not uncommon. If one or more of our clinical trials is delayed, we may be unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline, increase clinical trial and product development costs, and affect the Corporation’s business, operations, product development programs and financial condition.

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

  design of the protocol;

  the size of the patient population;

  eligibility criteria for the study in question;

  perceived risks and benefits of the drug under study;

  availability of competing therapies;

  efforts to facilitate timely enrollment in clinical trials;

  patient referral practices of physicians; and

  availability of clinical trial sites.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of $5.7 million in 2007, $4.6 million in 2008 and $5.1 million in 2009. As of December 31, 2009, Nymox’s accumulated deficit was $63.9 million.

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

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $3.5 -5 million per year over the next year through our current cash position and additional financing, including draw downs through our common stock private purchase agreement with Lorros-Greyse Investments, Inc. The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. Clinical trials will substantially increase cash requirements. We anticipate being able to meet these requirements as they arise. We plan to raise capital either through a new round of financing and/or through partnering with a major pharmaceutical corporation. The recent financial crisis in the United States and the global economic recession has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the purchaser in our common stock private purchase agreement. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

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

We anticipate outsourcing at least some of the manufacturing required for new products we may develop in order to control start-up and operating costs and to take advantage of the existing manufacturing capabilities and capacity in the large contract manufacturing sectors in the pharmaceutical and diagnostic industries. There are risks associated with this strategy, including difficulties in the transfer of manufacturing, the possibility of production interruption due to causes beyond our control and the need to arrange alternative suppliers. We currently out-source some of the manufacturing services required for our NicAlert™ and TobacAlert™ products to a contract manufacturer. We do not anticipate any significant risk of long-term interruption of manufacture due to this arrangement. The services supplied are not unique or unduly complicated and other contract manufacturers are available to provide similar services. The manufacture of therapeutics is more challenging and capital-intensive and may require us to partner with a major pharmaceutical corporation or other partner in order to manufacture a therapeutic for market.

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

  failure to obtain or significant delays in obtaining requisite approvals;

  loss of or changes to previously obtained approvals; and

  failure to comply with existing or future regulatory requirements.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of benign prostatic hyperplasia (BPH), a common disorder of older men. The Corporation reported positive results in 2007 and 2008 in several follow-up studies of BPH patients. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. We cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

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

•	drugs designed to enhance cognition from Pfizer, GlaxoSmithKline, and Abbott among others.

•	antihistamines such as Dimebon from Medivation.

•	insulin therapies, including already approved diabetes drugs such as rosiglitazone and metformin.

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

We May Not Be Able to Successfully Market Our Products

To increase our marketing, distribution and sales capabilities both in the United States and around the world, we will need to enter into licensing arrangements, contract sales agreements and co-marketing deals. We cannot assure you that we will be able to enter into agreements with other companies on terms acceptable to us, that any licensing arrangement will generate any revenue for the Corporation or that the costs of engaging and retaining the services of a contract sales organization will not exceed the revenues generated.

Protecting Our Patents and Proprietary Information is Costly and Difficult

We believe that patent and trade secret protection is important to our business, and that our success will depend, in part, on our ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of several hundred patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has twenty-one patents issued or allowed relating to its technology. Our subsidiary, Serex, Inc. has thirteen patents.

While we believe that we have strong patent protection for the products we sell and for our product development programs and we are in the process of extending that patent protection to cover more countries or new discoveries or products, we cannot assure you that additional patents covering new products or improvements will be issued or that any new or existing patents will be of commercial benefit or be valid and enforceable if challenged.

Many companies have patents covering various drugs, methods and discoveries in the fields of diagnostics and therapeutics for Alzheimer’s disease and related conditions and of new anti-infective agents. We believe that the patents issued to date should not preclude Nymox from developing and marketing our products; however, it is impossible to predict the extent to which licenses from third parties will be necessary. If Nymox were to need licenses from third parties there can be no assurance that we could obtain such licenses on commercially reasonable terms, if at all.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. Federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. In the United States, proposals for a sweeping overhaul of the U.S. health care system are currently before Congress but whether and in what form these proposals will become law and be implemented and the effect, if any, they will have on the pharmaceutical and diagnostic industry is not yet known. Such changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer broad coverage for our test at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

We may be subject to product liability which could task our critical resources, delay the implementation of our business strategy, result in products being recalled or removed from the market, and materially and adversely harm our business and financial condition due to the costs of defending such legal actions or the payment of any judgments or settlements relating to such actions or both. Our business exposes us to the risk of product liability claims that is inherent in the development and marketing, distribution, and sale of pharmaceutical and diagnostic products. If any of our product candidates or marketed products harms people, or is alleged to be harmful, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, patients, health care providers, corporate partners or others.

We have product liability insurance covering our ongoing clinical trials and marketed products. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers. If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 31,700,616 common shares of Nymox issued and outstanding as of March 11, 2010. In addition, 4,574,000 share options are outstanding, of which 3,297,125 are currently vested. Expiry dates for Nymox options range from 1 month to 9 years (see note 7(b) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation. Moreover, Nymox may use its shares as currency in acquisitions. The Corporation depends on financing under the Common Stock Private Purchase Agreement to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital to meet the Corporation's requirements.

We Face Potential Losses Due to Foreign Currency Exchange Risks

Nymox incurs certain expenses, principally relating to salaries and operating expenses at its Canadian head office, in Canadian dollars. All other expenses are derived in U.S. dollars. As a result, we are exposed to the risk of losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar. We protect ourselves against this risk by maintaining cash balances in both currencies. We do not currently engage in hedging activities. The Corporation may suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Nymox has never paid any dividends and does not expect to do so in the foreseeable future. We expect to retain any earnings or positive cash flow in order to finance and develop Nymox’s business.

ITEM 4. INFORMATION ON THE CORPORATION

History of the Corporation

Nymox Pharmaceutical Corporation was incorporated under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private Corporation which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer’s disease. Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

Nymox’s principal executive offices are located at:

Nymox Pharmaceutical Corporation

9900 Cavendish Boulevard, Suite 306, St. Laurent, Quebec, Canada, H4M 2V2
Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System

111 Eighth Avenue, 13th Floor
New York, NY, 10011

Nymox’s two subsidiaries are located at:

Nymox Corporation

777 Terrace Avenue
Hasbrouck Heights, NJ, USA 07604

Serex, Inc.

777 Terrace Avenue
Hasbrouck Heights, NJ, USA 07604

Nymox Pharmaceutical Corporation is a biopharmaceutical Corporation with three proprietary products on the market, and a significant R&D pipeline of products in development for the treatment of such conditions and diseases as enlarged prostate (benign prostatic hyperplasia or BPH), Alzheimer’s disease (AD), E. coli O157:H7 contamination of food and drink products, and bacterial infections and for the diagnosis of AD and other indications. Nymox has also U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease.

Acquisition of a Majority Interest in Serex, Inc.

In March 2000, we acquired a controlling interest in Serex, Inc., a privately held diagnostic Corporation based in New Jersey and now own approximately 99% of its common stock.

Serex’s patented diagnostic technologies include its particle valence technology, a highly sensitive, new method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. This technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use. Our NicAlert™ and TobacAlert™ employ this technology to measure levels of one of the metabolic products of nicotine in human urine, in order to determine whether a person is using or has been exposed to a tobacco product. NicAlert™ and TobacAlert™ are currently being distributed by Nymox, drugstore.com and Jant Pharmacal Corporation.

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

We market the NicAlert™ and TobacAlert™ tests through our own marketing arm and distributors in North America, Europe and Asia. TobacAlert™ is also available online at www.drugstore.com and at www.tobacalert.com. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S., the U.K., and Spain for these products.

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

Independent studies published in peer-reviewed medical and scientific journals reported finding that the Corporation's NicAlert™ Saliva product provides an accurate, convenient and cost-effective way to verify self-reported smoking status with broad potential applications both in the clinic and in large research trials and surveys. In 2008, one such study, Fiona Cooke et al. “Diagnostic accuracy of NicAlert cotinine test strips in saliva for verifying smoking status,” Nicotine Tob Res. 2008;10:607-12, was published in Nicotine & Tobacco Research, the official journal of the Society for Research on Nicotine and Tobacco (SRNT). Other published studies include Cancer Epidemiol Biomarkers Prev. 2007; 16:1858-62 and Int J Circumpolar Health. 2007; 66 Suppl 1:29-38.

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

The AlzheimAlert™ assay is based on research by scientists at the Massachusetts General Hospital and Brown University –and on years of clinical studies to establish and confirm the accuracy of the assay technology as an aid to the diagnosis of Alzheimer’s disease. In 1997, Nymox succeeded in developing a commercial assay that used spinal fluid samples. Subsequently, Nymox was able to develop an assay that used more easily obtained first morning urine samples. The AlzheimAlert™ assay represents the latest generation of development of this testing technology.

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

Nymox believes that its AlzheimAlert™ test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer’s disease. A recently published independent peer-reviewed double blind study from 8 prestigious centers across the U.S. found the level of accuracy of the AlzheimAlert™ urine test to be over 90% (Journal of the American Medical Directors Association Jan 2007; 8:21-30; “A multi-center blinded prospective study of urine neural thread protein measurements in patients with suspected Alzheimer's disease,” Goodman I et al.). This study confirmed several earlier Corporation funded trials of the AlzheimAlert™ technology. In earlier studies, the test results were positive for over 87% of the patients with verified Alzheimer disease and negative in over 89% of subjects without the disease (known as a low false positive rate). The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer’s with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer’s disease is not the cause of the patient’s symptoms and to target the other, often reversible causes of the patient’s symptoms, such as depression. There can be no assurance that further studies will repeat the same level of success experienced to date.

There is a large need for a simple, non-invasive test that can aid in the diagnosis of Alzheimer’s disease. According to 2009 Alzheimer’s Disease Facts and Figures, U.S. Alzheimer’s Association, Alzheimer’s disease is the most common cause of dementia and is the sixth leading cause of death. It is estimated that as many as 5.3 million people have Alzheimer's disease in the United States alone. By 2050 this number is projected to increase to between 11 and 16 million Americans. The annual national direct and indirect costs of caring for Alzheimer patients in the U.S. alone are estimated to be over $200 billion a year. The human toll on patients, families and caregivers is incalculable. The World Alzheimer Report 2009, Alzheimer’s Disease International, estimates that by 2010 35.6 million people worldwide will suffer from dementia. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

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

  Innogenetics NV, a Solvay Pharmaceuticals Corporation, which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.

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

There is a significant need for an effective treatment for BPH. More than half of men in their sixties and as many as 90% of men in their seventies and eighties have the symptoms or signs of BPH: 2003 AUA Guideline on the Management of Benign Prostatic Hyperplasia, American Urological Association. Symptoms include more frequent urination (especially at night), difficulty urinating, incomplete emptying of the bladder and sometimes complete inability to urinate. More serious cases may require surgical intervention to reduce the size of the prostate. There is a need for a simple, effective treatment for BPH, particularly in cases where existing drug treatments have proven to be ineffective and where more intrusive procedures such as surgery may be inadvisable or bring unacceptable risks.

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

In February 2008, the Corporation reported statistically significant positive results in a new 32 site U.S. study of NX-1207. The mean improvement in this Phase 2 study (9.71 points in the BPH Symptom Score) was superior to the study comparator, which was finasteride, an approved drug for BPH (4.13 points) (p=.001). The study demonstrated a statistically significant greater improvement in patients given full dose NX-1207 compared to low dose NX-1207 (p=.033). Safety results in the clinical trial were excellent.

In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients.

The Corporation has reported that analyses of data from 7 follow-up studies of available subjects from earlier Phase 1 and Phase 2 NX-1207 clinical trials have provided evidence of durable benefits from NX-1207 treatment for up to 5 years from the date of treatment.

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

NX-1207 for Prostate and Liver Cancer

We are also developing NX-1207 as a focal treatment for certain types of cancer. On August 26, 2009, Nymox announced that NX-1207 has been shown to produce strongly positive results when given to animals with hepatocellular carcinoma (HCC). In the experimental studies, the cancers were significantly reduced in size after 2 local injections of NX-1207. On October 14, 2009, we announced that NX-1207 had been shown to produce strongly positive results in laboratory studies of human prostate cancer. In addition, local injection of NX-1207 showed activity in animals with transplanted human prostate carcinoma. The NX-1207 used in these studies is a higher dosage from that of NX-1207 used to treat benign prostatic hyperplasia (BPH).

The Corporation intends to advance NX-1207 into human clinical trials for the treatment of HCC and for the focal treatment of localized prostate cancer. We cannot predict with any certainty whether the use of NX-1207 for any oncological indication will successfully complete preclinical testing, whether government regulatory agencies, such as the FDA, will permit such products to proceed to human trials, or whether ultimately the use of NX-1207 for any such indications will be granted approval for sale and marketing in the U.S., Canada, or elsewhere in the world. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy in pre-clinical testing and in animal models may fail in human trials or take a long period (7 years or more) to achieve regulatory approval.

The Corporation intends to advance NX-1207 into human clinical trials for the treatment of HCC and for the focal treatment of localized prostate cancer. We cannot predict with any certainty whether the use of NX-1207 for any oncological indication will successfully complete preclinical testing, whether government regulatory agencies, such as the FDA, will permit such products to proceed to human trials, or whether ultimately the use of NX-1207 for any such indications will be granted approval for sale and marketing in the U.S., Canada, or elsewhere in the world. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy in pre-clinical testing and in animal models may fail in human trials or take a long period (7 years or more) to achieve regulatory approval.

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

A similar competitive reality prevails in the field of novel anti-infectives. Over the past ten years, there has been an increasing awareness of the medical need and of emerging market opportunities for new treatments for antibiotic resistant bacterial infections. Many of the major pharmaceutical companies are developing anti-infective drugs that either modify their existing drugs or involve new anti-bacterial properties. Many biotechnology companies are developing new classes of antibacterial drugs. At least three major pharmaceutical companies have vaccines against bacterial infections in development. To the extent that these companies are able to develop drugs or vaccines that offer treatment for some or all of the indications for our anti-infectives, the market for our products may be adversely affected.

Nymox has patent rights to these and other antibacterial agents.

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer’s Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer’s disease and have issued patents or pending patent applications elsewhere, including Europe, Japan, Canada and Australia. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. The potential of statin drugs for AD has been featured in a cover story in Newsweek, as well as in the New York Times, Fortune, Los Angeles Times, and The Wall Street Journal. Some of the recent scientific studies and reviews concerning the potential for statin drugs to treat or reduce the risk of AD or loss of cognitive function include Neurology. 2007; 69:1873-80; Expert Opinion on Ther Targets. 2007; 11:1257-60; CNS Drugs. 2007;21:449-62; Neurosci Lett. 2007;416:279-84; Curr Med Chem. 2007;14:103-12; Neurol Res. 2006; 28:630-6, Acta Neurol Scand 2006; 114 (Suppl. 185): 78-86, Acta Neurol Scand 2006; 114 (Suppl. 185): 3–7, J.Neurochem. 2006; 97:716-723; Restor. Neurol. Neurosci 2006; 24:79-95; Neuromolecular Med. 2006; 8:319-328, Neurology 2005; 65:1388-1394, J. Neurol. Neurosurg. Psychiatry 2005; 76:1624-1629, The American Journal of Medicine 2005; 118: 48S-53S; The Lancet Neurology 2005; 4:841-852; Current Opinions in Lipidology 2005;16: 619-623; The Lancet Neurology 2005; 4: 521-2, Arch Neurol 2005; 62:1047-51, Neurology 2005; 64:1531-8, Arch Neurol 2005; 62:753-7, J Neurol Sci 2005; 229-230:147-50, Arch Gen Psychiatry 2005; 62:217-24. International Journal of Geriatric Psychiatry (2004; 19:327-32), Neuroepidemiology (2004; 23:94-8); Neuron (2004; 41:7-10); Archives of Neurology (2000; 57:1439-1443); Lancet (2000; 356:1627-1631); Archives of Neurology (2002; 59:223-227); Journals of Gerontology: Biological Sciences and Medical Sciences (2002; 57:M414-M418); and Journal of the American Geriatrics Society (2002;50:1852-1856). Some studies, however, have not found evidence that statins may help treat or prevent Alzheimer’s disease and research in this area is ongoing. No statin drug has been approved for use in the treatment or prevention of Alzheimer’s disease.

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

Based on the research findings discussed above and the spheron-based approach to the treatment of the disease, we have developed novel, proprietary drug screening methods based on spherons and used them to discover, develop and test drug candidates to inhibit the formation of Alzheimer plaques from spherons. We believe these candidates have the potential to slow or stop the progression of the disease.

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

Neural Thread Protein Based Drugs

Nymox developed a drug screening system, based on the research that led to its AlzheimAlert™ test, to identify other potential drug candidates for the treatment of Alzheimer’s disease. There is a substantial body of evidence showing that NTP may play a key role in Alzheimer’s disease, including such published studies as Journal of the Neurological Sciences (1996; 138: 26-35), Journal of Neuropathology and Experimental Neurology (1996; 55: 1038-50) and (2001; 60: 195-207),

Journal of Clinical Investigation (1997; 100: 3093-3104), Alzheimer’s Reports (1999; 2: 327-332), Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2005; 7(1): 45-61), and Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60:2679-91).

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

Nymox has screened compounds for their ability to impede the process of premature cell death and thus potentially help slow or halt the loss of brain cells in the Alzheimer’s disease brain. This screening process identified promising drug candidates. The Corporation has developed a candidate, NXD-9062, which has shown significant progress in preclinical studies but successful completion of other pre-clinical studies is necessary before it can move into formal regulatory studies.

The Corporation’s third program is based on a new drug candidate for neurodegenerative disease, NXD-5150, which successfully completed important pre-clinical milestones. Nymox has exclusive rights to two patent applications covering NXD-5150 as well as other related drug candidates for neurodegenerative disorders.

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

New Diagnostic Products

Nymox has a number of proprietary diagnostic markers and technologies, including a patented platform for point-of-care testing, and has tests utilizing these technologies in the early stages of development. Nymox also has U.S. patents for a method and device for using saliva to determine cholesterol levels and for a method of testing for osteoporosis. The Corporation also owns patent rights to several novel biochemical indicators for Alzheimer’s disease.

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

Property, Plant and Equipment

Nymox and Serex laboratory facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires August 31, 2010. Nymox office and research facilities in St. Laurent, Quebec, Canada comprise 8,940 square feet of leased space. The lease agreement expires on August 31, 2010. Nymox Pharmaceutical Corp. and its two US subsidiaries Nymox Corp. and Serex, Inc. own a full complement of equipment used in all aspects of their research and development work. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

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

Our lead candidate is NX-1207, a treatment for benign prostatic hyperplasia. We cannot predict with any certainty the outcome of future trials, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

In response to rising health care costs, there have been a number of legislative and administrative proposals in the U.S. for the reform of the heathcare system. In 1997 the U.S. Congress implemented sweeping changes to the U.S. Medicare and Medicaid systems. Under Part C: Medicare + Choice programs, beneficiaries can opt for a variety of health delivery models, including coordinated care plans, HMOs, preferred provider organizations and provider sponsored organizations, private fee-for-service plans and medical savings account plans. In addition, states have the option to require Medicaid recipients to enroll with managed health care plans without first obtaining a waiver, making it substantially easier for the states to meet their Medicaid obligations through private managed care organizations. All these health care delivery systems, including the original Medicare and Medicaid systems, are subject to funding formulas and spending caps and may compensate for these restrictions by limiting coverage, eligibility and/or payments. In 2003, the U.S. government added insurance coverage to help pay for prescription drugs to Medicare. Proposals for a sweeping overhaul of the U.S. health care system are currently before Congress but it is unknown at this time whether and in what form these proposals will become law and be implemented. Legislative proposals before Congress to change the pricing mechanism for the prescription drugs available through that program, if passed, may have the effect of reducing the prices and profitability of such drugs. The long-term impact of legislative changes in terms of their efficiency, effectiveness and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect our ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to us.

Our AlzheimAlert™ test, and any of the new diagnostic and therapeutic products and services that we may develop, will be subject to coverage determinations by health care providers and payers. Federal and state regulations and law and internal coverage policies of health care organizations affect our ability to obtain payments for our products and services. The Medicare program will not pay for any expenses incurred for items or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member. Historically, CMS interpreted this provision in order to exclude from Medicare coverage those medical and health care services that are not demonstrated to be safe and effective by acceptable clinical evidence. CMS recently revised both its national coverage policies and procedures in general and specifically its coverage of diagnostic laboratory tests and constituted a Medicare Coverage Advisory Committee to provide advice on the effectiveness and appropriateness of medical items and services that are eligible for coverage under Medicare. It is unknown how these changes will affect our ability to obtain Medicare coverage for our products and services. However, an adverse national coverage decision with respect to one of our products or services will make it impossible to receive reimbursement from Medicare for that product and more difficult to convince private health care organizations to provide coverage for it. Even if we receive a favorable coverage decision for one of our products or services, there is no guarantee that the level of reimbursement for it will be close to our retail price for it or commensurate with the costs of developing and marketing it.

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

The Corporation currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has twenty-one U.S. patents issued or allowed and a corresponding larger number of patents and patent applications worldwide. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for our issued patents is July 2010 and the rest range from 2013 through 2021.

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

  Athena Diagnostics, Inc., a wholly owned subsidiary of Thermo Fischer Scientific, which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer's disease: a genetic test for the rare cases of familial, early- onset Alzheimer's disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients.

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

A similar competitive reality prevails in the field of novel anti-infectives. Over the past ten years, there has been an increasing awareness of the medical need and of emerging market opportunities for new treatments for antibiotic resistant bacterial infections. Many of the major pharmaceutical companies are developing anti-infective drugs that either modify their existing drugs or involve new anti-bacterial properties. Many biotechnology companies are developing new classes of antibacterial drugs. At least three major pharmaceutical companies have vaccines against bacterial infections in development. To the extent that these companies are able to develop drugs or vaccines that offer treatment for some or all of the indications for our anti-infectives, the market for our products may be adversely affected.

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

At present, we do most of our marketing ourselves. To increase our marketing, distribution and sales capabilities both in the United States and around the world, we will need to enter into licensing arrangements, contract sales agreements and co-marketing deals. We cannot assure you that we will be able to enter into agreements with other companies on terms acceptable to us, that any licensing arrangement will generate any revenue for the Corporation or that the costs of engaging and retaining the services of a contract sales organization will not exceed the revenues generated.

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years.

Revenues:	Canada	United States	Europe & Other
2009	$11,386	$328,564	$76,030
2008	9,637	347,764	71,008
2007	34,410	349,337	50,186

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Nymox Pharmaceutical Corporation is a biopharmaceutical Corporation with three proprietary products on the market, and an R&D pipeline of drug and diagnostic products in development.

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

On January 27, 2003 we entered into a Common Stock Private Purchase Agreement with an investment Corporation, Lorros-Greyse Investments, Ltd., for the future issuance and purchase of Nymox’s common shares. In general, the agreement provided Nymox with a commitment from the investment Corporation to purchase up to $5 million of Nymox’s common shares over the twenty-four month period beginning in January 2003.

Under the terms of this agreement, which has since been replaced annually by new agreements with the same investor, we may give notice to the investment Corporation requiring it to purchase a specified dollar amount of our shares. The amount specified in any one notice may be up to $500,000 but not less than $100,000. The maximum amount can be higher if both parties agree. The number of shares Nymox will issue to the investment Corporation in return for that money will be equal to the amount specified in the notice divided by 97% of the average market price of our common shares for the five trading days preceding the giving of the notice.

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

Under this agreement dated November 10, 2008, which became effective December 23, 2008, we received a total of $4,105,000 for the following shares under this common stock private purchase agreement:

  January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share.

  February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share.

  March 30, 2009, 117,845 common shares were issued at a price of $2.97 per share.

  May 5, 2009, 132,312 common shares were issued at a price of $3.59 per share.

  June 8, 2009, 213,415 common shares were issued at a price of $3.28 per share.

  August 28, 2009, 62,921 common shares were issued at a price of $4.45 per share.

  September 4, 2009, 274,600 common shares were issued at a price of $4.37 per share.

  December 10, 2009, 148,064 common shares were issued at a price of $4.39 per share.

On November 2, 2009, we signed a new Common Stock Private Purchase Agreement, whereby the same investor is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2009, subject to the same terms and conditions as before.

Under this agreement dated November 2, 2009, which became effective December 10, 2009, we received a total of $1,600,000 for the following shares under this common stock private purchase agreement:

  January 22, 2010, 117,925 common shares were issued at a price of $4.24 per share.

  March 1, 2010, 298,913 common shares were issued at a price of $3.68 per share.

As of March 11, 2010, Nymox had approximately $13.4 million of financing available under the facility. We expect this stock purchase agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Corporation has received total proceeds of approximately $1.03 million from the exercise of 346,400 options since 1995. No options were exercised in 2009 and no options have been exercised since May 2007.

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

In total, Nymox has raised over $59.6 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have no financial obligations of significance other than long-term lease commitments for our premises in the United States and Canada of $27,241 per month in 2010. Total commitments in 2010 and beyond are summarized in note 8 to the consolidated financial statements.

The demand note payable by the Corporation to a third party of $500,000, as at December 31, 2006 was paid in full in May 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2009, 2008 and 2007. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 11, 2010. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The audited Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Corporation successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in six other follow-up studies of NX-1207 in BPH patients. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. The Corporation is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

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

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Corporation’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. There were no deferred revenues as at December 31, 2009 and 2008. Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Valuation of Long-lived Assets

Property, equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Corporation reviews the unamortized balance of property, equipment and intellectual property rights, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Corporation’s financial position and results of operations.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $14.8 million as of December 31, 2009, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Selected Annual Information	2009	2008	2007
Total revenues	$ 415,980	$ 428,409	$ 433,933
Net loss (i)	$ (5,130,074)	$ (4,637,103)	$ (5,746,149)
Loss per share (basic & diluted) (i)	$ (0.17)	$ (0.16)	$ (0.20)
Total assets (i)	$ 1,090,431	$ 749,879	$ 989,372

Quarterly Results	Q1 - 2009	Q2 - 2009	Q3 - 2009	Q4 - 2009
Total revenues	$ 96,226	$ 80,341	$ 71,904	$ 167,509
Net loss (i)	$ (1,004,259)	$ (1,220,152)	$ (1,362,840)	$ (1,542,823)
Loss per share (basic & diluted) (i)	$ (0.03)	$ (0.04)	$ (0.04)	$ (0.05)
	Q1 - 2008	Q2 - 2008	Q3 - 2008	Q4 - 2008
Total revenues	$ 105,521	$ 120,636	$ 82,357	$ 119,895
Net loss (i)	$ (1,347,116)	$ (1,048,780)	$ (1,318,293)	$ (922,915)
Loss per share (basic & diluted) (i)	$ (0.05)	$ (0.04)	$ (0.04)	$ (0.03)

(i) Net loss, loss per share (basic & diluted) and the total assets reflect the impact of the change in accounting policy as described in Note 3 (a) to the audited consolidated financial statements.

Results of Operations – 2009 compared to 2008

Net losses were $1,542,823, or $0.05 per share, for the quarter and $5,130,074, or $0.17 per share, for the year ended December 31, 2009, compared to $922,915 or $0.03 per share, for the quarter and $4,637,103 or $0.16 per share for the year ended December 31, 2008. The increase of the net loss for the quarter and for the year ended December 31, 2009 is mainly attributable to expenses relating to the launch of the Phase 3 clinical trial. The weighted average number of common shares outstanding for the year ended December 31, 2009 was 30,717,822 compared to 29,749,000 for the same period in 2008.

There are no non-recurring items during the year ended December 31, 2009. Refer to the Changes in Accounting Policies section for details on the adoption of CICA Handbook Section 3064 Goodwill and Intangible Assets.

Revenues

Revenues from sales amounted to $167,509 for the quarter and $415,980 for the year ended December 31, 2009, compared with $119,826 for the quarter and $426,675 for the year ended December 31, 2008. The increase for the quarter ended December 31, 2009 is due to an increase in the number of customers for NicAlert/TobacAlert in the US compared to the same period in 2008. The decrease for the year ended December 31, 2009 is due to a decrease in the sales of NicAlert/TobacAlert attributable to the current economic slowdown. The development of therapeutic candidates and moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,172,863 for the quarter and $3,183,134 for the year ended December 31, 2009, compared with $449,458 for the quarter and $2,500,154 for the year ended December 31, 2008. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The increase in expenditures for the quarter and for the year compared to the same period last year is attributable to the increase in expenditures relating to the Phase 3 clinical trial. In 2009, research tax credits amounted to $139,915 compared to $111,243 in 2008 as a result of additional expenditures claimed for refundable tax credits in 2009 compared to 2008. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $37,326 for the quarter and $138,396 for the year ended December 31, 2009, compared with $44,530 for the quarter and $187,868 for the year ended December 31, 2008. The decrease for the quarter and the year is primarily due to reduced expenditures year-to-date on publicity by approximately $22,000, and promotional activities by approximately $27,000 during 2009 with proportional reductions for the quarter. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses amounted to $182,024 for the quarter and $799,784 for the year ended December 31, 2009, compared with $267,311 for the quarter and $1,064,903 for the year ended December 31, 2008. The decrease for the quarter and for the year compared to 2008 is due primarily to reduced expenditures on shareholder relations and related activities by approximately $175,000, travel by approximately $30,000, salaries and professional fees by approximately $38,000 and insurance premiums by approximately $14,000 during 2009 with proportional reductions for the quarter. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2009, stock-based compensation costs of $815,280 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, as well as costs of $269,884 relating to the issuance of new options to employees and directors of the Corporation. In 2008, stock-based compensation was $817,000 relating to the 2006 option grant mentioned above. An additional $108,220 was recorded in 2008 for options granted to the Corporation’s directors, and a consultant, and which were fully vested at the date of grant.

Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 76% of 2009 expenses (73% in 2008) was in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2009 or 2008.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2008 compared to 2007

Net losses were $922,915, or $0.03 per share, for the quarter and $4,637,103, or $0.16 per share, for the year ended December 31, 2008, compared to $1,390,041 or $0.05 per share, for the quarter and $5,746,149 or $0.20 per share for the year ended December 31, 2007. The decrease in net losses is attributable to a reduction in expenditures relating to clinical trials during this period. The weighted average number of common shares outstanding for the year ended December 31, 2008 was 29,749,000 compared to 29,005,342 for the same period in 2007.

Revenues

Revenues from sales amounted to $119,826 for the quarter and $426,675 for the year ended December 31, 2008, compared with $135,002 for the quarter and $412,923 for the year ended December 31, 2007. The decrease for the quarter is due to timing differences and the increase for the year is due to increases in the number of customers for NicAlert in the US in 2008 compared to 2007.

Research and Development

Research and development expenditures were $449,458 for the quarter and $2,500,154 for the year ended December 31, 2008, compared with $881,807 for the quarter and $3,536,314 for the year ended December 31, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The decrease in expenditures for the quarter and the year is principally attributable to a reduction in expenditures relating to clinical trials during this period. For the year ended 2008, research tax credits amounted to $111,243 compared to $68,041 in 2007 as a result of additional expenditures claimed for refundable tax credits.

Marketing Expenses

Marketing expenditures amounted to $44,530 for the quarter and $187,868 for the year ended December 31, 2008, compared with $66,517 for the quarter and $236,395 for the year ended December 31, 2007. The decrease for the quarter and the year is due primarily to expenditures incurred for publicity and medical conferences in 2007, which were not repeated in 2008.

General and Administrative Expenses

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

Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2008, stock-based compensation costs of $817,000 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years. An additional $108,220 was recorded in 2008 for options granted to the Corporation’s directors and to a consultant, which were fully vested at the dates of grant. In 2007, stock-based compensation was $1,015,260 and included amounts for the options granted in 2006 and the last vesting of options granted to an employee in 2003, as well as amounts recorded for fully-vested options granted to the directors and to a consultant.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments and other operating leases as follows:

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$ 217,930	$ 217,930	$ 0	$ 0
Operating Leases	$ 42,067	$ 11,087	$ 27,926	$ 3,054
Total Contractual Obligations	$ 259,997	$ 229,017	$ 27,926	$ 3,054

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the balance sheet except for operating leases.

Contingency

In August 2009, a case involving the Corporation and a contractor filed in the California Superior Court in December 2008 was resolved to the satisfaction of all parties by mutual release and settlement agreement.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2009 or 2008.

Financial Position

Liquidity and Capital Resources

As of December 31, 2009, cash totaled $668,702 and receivables including tax credits totaled $342,169. In November 2008, the Corporation signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 23, 2008. As at December 31, 2009, 8 drawings were made under this purchase agreement, for total proceeds of $4,105,000. On January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share. On February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share. On March 30, 2009, 117,845 common shares were issued at a price of $2.97 per share. On May 5, 2009, 132,312 common shares were issued at a price of $3.59 per share. On June 8, 2009, 213,415 common shares were issued at a price of $3.28 per share. On August 28, 2009, 62,921 common shares were issued at a price of $4.45 per share. On September 4, 2009, 274,600 common shares were issued at a price of $4.37 per share. On December 10, 2009, 148,064 common shares were issued at a price of $4.39 per share.

The Corporation negotiated a new agreement with the same investor on November 2, 2009, which became effective December 10, 2009, under the same terms and conditions of the previous agreement. The Corporation can draw down $15,000,000 over 24 months under the new agreement. At December 31, 2009, the Corporation can draw down $15,000,000 over the remaining 22 months under the agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies almost exclusively on this financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

Current Economic Environment

During the past years, the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies in all sectors to obtain public financing, and in particular, those in the biotechnology sector. As previously indicated, the Corporation depends on an equity financing arrangement with a private investment company to fund its activities. Since January 2003, the Corporation has had a Common Stock Private Purchase Agreement with the same investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. This 24 month agreement has been replaced annually since 2003 in order to ensure that the Corporation has funding in place at all times for at least the coming year. In November 2009, the previous agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. The Corporation made drawdowns for aggregate proceeds of $3,695,000 in 2008 and $4,105,000 in 2009 under the agreements, and has made two drawdowns in 2010 for aggregate proceeds of $1,600,000 under the current agreement. The Corporation is not aware of any information that would lead it to believe that the investor will not be able to meet its commitments under the current agreement.

Further information concerning our capital and risk management is provided below.

Capital Disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same investor. The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement. Since 2003 through to March 2010, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

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

Subsequent Events

As at March 11, 2010, two drawings were made under the common stock private purchase agreement, for total proceeds of $1,600,000. On January 22, 2010, 117,925 common shares were issued at a price of $4.24 per share. On March 1, 2010, 298,913 common shares were issued at a price of $3.68 per share.

Outstanding Share Data

As at March 11, 2010, there were 31,700,616 common shares of Nymox issued and outstanding. In addition, 4,574,000 share options are outstanding, of which 3,297,125 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2009.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an attestation report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2009 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policies

Accounting Changes in 2009

Goodwill and Intangible Assets

Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflects the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is as follows:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007
Net loss and comprehensive loss:	$ (869,607)	$ (1,306,878)	$ (4,590,345)	$ (5,290,431)
As previously reported
Effect of adopting this new accounting policy	(53,308)	(83,163)	(46,758)	(455,718)
As recast	$ (922,915)	$ (1,390,041)	$ (4,637,103)	$ (5,746,149)
Loss per share (basic & diluted):	$ (0.03)	$ (0.05)	$ (0.15)	$ (0.18)
As previously reported
Effect of adopting this new accounting policy	-	-	$ (0.01)	(0.02)
As recast	$ (0.03)	$ (0.05)	$ (0.16)	$ (0.20)

	December 31, 2008	December 31, 2007
Deficit:	$ (55,242,622)	$ (50,467,527)
As previously reported
Cumulative effect of adopting this new accounting policy	(3,317,732)	(3,270,974)
As recast	$ (58,560,354)	$ (53,738,501)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and is applicable to the Corporation since its first quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Corporation.

Financial Instruments – Disclosures

In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures in order to align with International Financial Reporting Standard IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009 and are applicable to the Corporation as at December 31, 2009. The amended Section relates to disclosure only and did not impact the financial results of the Corporation. As at December 31, 2009, the Corporation held no assets or liabilities required to be measured at fair value.

Future Accounting Policies

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582, Business Combinations. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements, but has concluded that the non-controlling interest of $400,000 currently reported outside of shareholders’ equity, included in preferred shares of a subsidiary will be reclassified to shareholders’ equity as a result of adopting these new standards.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Corporation’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

As at December 31, 2009, Management has begun the process of change-over to IFRS as follows: (1) the significant accounting policy choices are being assessed, (2) expert outside consultants have been engaged and the training program is in progress, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

To date, Management has identified a IFRS / Canadian GAAP difference related to the presentation of the Corporation’s preferred shares of a subsidiary which, based on the current IFRS standards, a portion of the $800,000 related to the convertible preferred shares of a subsidiary currently reported outside of shareholders’ equity, would need to be presented as a separate component of equity for IFRS purposes, based on International Accounting Standard 27, Consolidated and Separate Financial Statements (IAS 27).

In addition, Management has initiated the process of the preparation of the Corporation’s disclosure requirements in accordance with IFRS, and noted a number of additional disclosure requirements, but this process is not completed yet as Management has not completed its diagnostic of all accounting differences between Canadian GAAP and currently issued IFRS and has not completed its selection of IFRS accounting policies and its assessment and selection of the IFRS 1 choices and exemptions for first-time adoption of IFRS standards.

Management anticipates that it should reach its preliminary conclusions of the identification of the key accounting differences between Canadian GAAP and IFRS, of the selection of the Corporation’s IFRS accounting policies and of the assessment and selection of the IFRS 1 choices and exemptions for the first-time adoption of IFRS standards during the first-half of 2010.

Management does not anticipate any impact on the Corporation’s IT system.

As the review of the Corporation’s accounting policies under IFRS will be completed, appropriate changes to ensure the integrity of the Corporation’s internal control over financial reporting and disclosure controls and procedures will be made. This may result in additional controls and procedures being required to address related to first-time adoption of IFRS as well as ongoing IFRS reporting requirements.

An update regarding the progress of the Corporation’s conversion plan was provided to the Audit Committee of the Corporation prior to the release of these consolidated financial statements. Management expects that it will provide the Audit Committee quarterly updates moving forward and expects to provide more detailed public information regarding the status of the IFRS conversion plan, of the significant findings and of Management’s preliminary conclusions during 2010.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F and of our Annual Information Form, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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

Research and Development, Patents and Licenses

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the Corporation or licensed to the Corporation through exclusive licensing agreements of patent rights. Over the last three financial years, the Corporation’s major research and development activities were in the following program areas:

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

Anti-infectives. Our anti-bacterial agent, NXC-4720, which is being developed as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project or the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. In addition, we anticipate that we may partner with a larger Corporation in the food or agricultural sectors in order to finance and conduct field trials and to market any approved product; thus the timing of completion of the regulatory approval of such a product will not likely be within our sole control.

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

Therapeutic products for Alzheimer’s disease. We are conducting early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project, nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. In addition, given the very high costs of development of a drug for Alzheimer’s disease, we anticipate having to partner with a larger pharmaceutical corporation to conduct and finance clinical trials. The terms of such a partnership arrangement along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such a drug will likely not be within our sole control. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace. We also have global patent rights to the use of statins in the prevention or treatment of Alzheimer’s disease. Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. The effect of the results of such trials on this program is uncertain.

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

Research and development expenses allocated to our major research and development programs are as follows:

	Year ended Dec 31, 2009	Year ended Dec 31, 2008	Year ended Dec 31, 2007
Alzheimer’s Disease: Diagnostics	$253,020	$458,080	$467,367
Alzheimer’s Disease: Therapeutics	$95,184	$94,200	$91,398
Anti-Infectives	$5,963	$0	$29,091
BPH (Enlarged Prostate) Therapeutics	$2,576,936	$1,339,141	$2,494,443
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	$5,353	$103,817	$64,251
Oncology	$106,763	$393,673	$321,723
Total	$3,043,219	$2,388,911	$3,468,273

For the earlier periods from 1995 to 1998, the Corporation did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 2001, the general research expenses related primarily to the development of diagnostic products and therapeutic candidates for Alzheimer’s disease. From 2002 to 2004, expenses related primarily to R&D in the areas of Alzheimer’s disease and in BPH. Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows: 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date are $32,871,850.

The Corporation expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Corporation's research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred. Research and development costs are allocated in reasonable and realistic proportion to the projects that benefited from those costs.

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

Trend Information

The Corporation does not currently know of any material trends that would be material to our operations.

Off-Balance Sheet Arrangements

The Corporation has no existing off-balance sheet arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 59, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 46, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 84, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 53, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 59, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 58, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 55, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Brian Doyle, B.Sc., M.B.A., 55, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ending on December 31, 2009 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2009 for the Named Executive Officers: The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and three most highly compensated executive officers.

During the financial year ended December 31, 2009, no executive officer received any option-based or share-based awards, or any bonuses or other non-equity incentive compensation. The Corporation does not have a share-based incentive plan, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ending December 31, 2009 were Dr. Roger Guy, Paul McDonald and Randall Lanham.

The Corporation’s current compensation policy for its executive officers, including the Chief Executive Officer and the Named Executive Officers, emphasizes the granting of options over base salary as a means of attracting, motivating and retaining talented individuals. Such a policy is believed to better further the Corporation’s business goals by allocating more financial resources to the Corporation’s ongoing product development programs. Given the current stage of the Corporation’s development, the Corporation has not established and does not use formal benchmarks, performance goals, review processes or other qualitative or quantitative criteria or targets relating to the performance of the Corporation or the individual in order to determine compensation. The Corporation does not have a non-equity incentive plan or a policy of annually granting performance bonuses or salary increases to its executive officers.

The Corporation grants option-based awards to its executive officers in accordance with a stock option plan approved by the shareholders. Further details of the stock option plan are provided below. The stock option plan provides long-term incentives to the Corporation’s officers and employees to advance the Corporation’s drug development programs towards commercialization and to enhance shareholder value. The Corporation endeavors to provide salaries and option grants that are internally equitable and that are consistent with both job performance and ongoing progress towards corporate goals. The amount of option grants is determined in part by the amount and terms of outstanding and expiring options, the experience and expertise of each executive officer and the needs of the Corporation, among other factors. The Human Resources and Compensation Committee of the Board of Directors reviews all proposals for awards of stock options to executive officers and decides on the appropriateness of the awards. In doing so, the Committee relies solely on discussion among the independent board members on the Committee without any formal pre-determined objectives, criteria or analytic processes but with a view to attracting and retaining executive officers who can help further the Corporation’s business plan.

By relying on option grants as a primary means of compensating its executive officers, the Corporation’s intention is to provide a direct link between corporate performance and executive compensation while maximizing shareholder value and controlling cash expenditures.

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ending on December 31, 2009 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2009 for the directors. Two current directors, Dr. Paul Averback, the President and CEO of the Corporation, and Jack Gemmell, General Counsel, are members of the senior management of the Corporation and do not receive any compensation for acting as a director. Their compensation as Named Executive Officers is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Dr. Paul Averback CEO and President	2009	190,000							190,000
Mr. Roy Wolvin CFO	2009	95,147							95,147
Mr. Brian Doyle Global Sales Manager	2009	140,120							140,120
Mr. Jack Gemmell General Counsel, CIO	2009	114,177							114,177

Salaries are payable in Canadian dollars, but expressed above in US$.

Outstanding Incentive Plan Awards as of December 31, 2009: Named Executive Officers

Name	Option-based Awards
	Number of securities underlying unexercised options (#)			Option exercise price ($)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options ($)
	Total	Unvested(1)	Vested
Dr. Paul Averback	500,000		500,000	$3.00	10/24/13	$780,000
	3,000,000	1,250,000	1,750,000	$3.00	08/24/16	$2,730,000
Mr. Roy Wolvin	5,000		5,000	$2.62	09/09/13	$9,700
	50,000		50,000	$2.82	06/09/16	$87,000
	150,000	62,500	87,500	$3.00	08/24/16	$136,500
	20,000		20,000	$3.65	05/14/19	$18,200
Mr. Jack Gemmell	25,000		25,000	$3.875	05/01/10	$17,250
	25,000		25,000	$1.93	04/23/11	$65,750
	20,000		20,000	$2.62	09/09/13	$38,800
	210,000	87,500	122,500	$3.00	08/24/16	$191,100
	50,000		50,000	$3.30	01/23/19	$63,000
Mr. Brian Doyle	50,000		50,000	$3.75	04/28/13	$40,500
	50,000	18,750	31,250	$3.00	08/24/16	$48,750

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

(1) Unvested options vest quarterly over a 6 year period beginning in August 2006.

Summary Compensation Table: Directors

Name	Year	Fees Earned ($)	Share-based awards ($)	Option-based awards (4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Paul McDonald	2009	$16,500						$16,500
Randall Lanham	2009	$15,500						$15,500
Roger Guy, MD	2009	$16,500						$16,500
David Morse, Ph.D.	2009	$13,500						$13,500

Outstanding Incentive Plan Awards as of December 31, 2009: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options ($)
Paul McDonald	10,000	$2.74	07/17/16	$18,200
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$9,500
	10,000	$4.83	07/09/19	$0
Randall Lanham	10,000	$2.74	07/17/16	$18,200
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$9,500
	10,000	$4.83	07/09/19	$0
Roger Guy, MD	10,000	$2.74	07/17/16	$18,200
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$9,500
	10,000	$4.83	07/09/19	$0
David Morse, Ph.D.	10,000	$2.74	07/17/16	$18,200
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$9,500
	10,000	$4.83	07/09/19	$0

During the same period from 2000 to 2009, the salaries of Named Executive Officers increased 45.8% from $465,805US (2000) to $679,311US (2009), an increase of 4.6% per annum over that ten year period, or 45.8% in total. During the same period, the Corporation’s stock price has increased approximately 181%.

Share Ownership

As of March 11, 2010, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

Name	Common Shares Owned and Controlled	Percentage of Common Shares Owned and Controlled
Paul Averback, M.D.	13,115,395	41.38%
Randall Lanham	0	*
Paul McDonald	0	*
David Morse, Ph.D.	396	*
Roger Guy, MD	51,979	*
Jack Gemmell	13,725	*
Roy Wolvin	9,966	*
Brian Doyle	10,100	*

* Denotes less than 1%.

Options

Nymox has created a stock option plan for its employees, officers and directors, and for consultants. The board of directors of Nymox administers the stock option plan and authorizes the granting of options in accordance with the terms of the plan. Each option gives the individual granted the option the right to purchase a common share of the Corporation at a fixed price during a specified period of no more than ten years. The board may also make all or a portion of the options granted effective only as of a specific future date or dates. The option price must not be less than the market price of the common shares when the option is granted. The total number of shares under option to any one individual may not exceed fifteen percent of the total number of issued common shares of the Corporation. The options may not be assigned, transferred or pledged, and expire within three months of the termination of employment or active office with the Corporation and six months of the death of the individual.

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

The Audit Committee meets at least four times a year to review with management and the independent auditors the Corporation's interim and year-end financial condition and results of operations. Its review includes an assessment of the adequacy of the internal accounting, bookkeeping and control procedures of the Corporation. The Audit Committee also has the responsibility for reviewing on an ongoing basis all material transactions between Nymox and its affiliates and other related parties such as officers, directors, other key management personnel, major shareholders and their close family members, affiliated companies or associated enterprises.

The Audit Committee has the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities, including the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out its duties.

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee is Roger Guy; the other members are Randall Lanham and Paul McDonald. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our option and share purchase plans.

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

In its Hasbrouck Heights and St.-Laurent laboratories and offices, for the year 2009, the Corporation employed on the average twenty persons with sixteen in research and development and four in administration and marketing; for the year 2008, the Corporation employed on the average twenty-one persons (seventeen in research and development and four in administration and marketing); for the year 2007, nineteen persons (fifteen in research and development and four in administration and marketing).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of March 11, 2010, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	13,115,395	41.38%
All directors and officers as a group	13,201,561	41.6%

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Southpoint Capital Advisors LP reported in a February 16, 2010 filing that it had dispositive power over 2,490,112 shares of Nymox or approximately 7.86% of Nymox shares. Hal Pettigrew reported in a March 20, 2009 filing that he had dispositive power over 1,633,650 shares of Nymox or approximately 5.15% of Nymox’s shares. Michael Starcher reported in a November 20, 2008 filing that he had dispositive power over 1,795,000 shares of Nymox or approximately 5.66% of Nymox’s shares. The number of shares owned by Southpoint Capital Advisors and its related parties represents a decrease of 191,028 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on March 30, 2006. The number of shares owned by Hal Pettigrew represents an increase of 100,690 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on March 14, 2008 The Company first received notice of the beneficial ownership of the shares reported by Michael Starcher upon the filing of his Schedule 13G on November 20, 2008.. Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of March 11, 2010, total shares outstanding were 31,700,616 there were 208 holders of record of the common shares and 3,739 beneficial shareholders in total. Of these, 85 were holders of record of the common shares and 2,999 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 13,983,780 shares, representing approximately 45.4 % of the outstanding shares of common stock.

Related Party Transactions

The Corporation did not have any related party transactions for the years ended December 31, 2009, 2008 & 2007.

ITEM 8. FINANCIAL INFORMATION

In 2009, revenues of Nymox Pharmaceutical Corporation’s US Corporation were $328,564 and revenues of its Canadian Corporation were $87,416. We refer to Note 15 of the financial statements below.

Dividends

The Corporation has not issued dividends since inception.

Cease Trade Orders, or Bankruptcies

To the knowledge of the Corporation, no director or officer of the Corporation or shareholder of the Corporation holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or has been within the past 10 years, a director or officer of any other Corporation that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied such Corporation access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Corporation, no director, officer or control person of the Corporation has been subject to any penalties or sanctions imposed by a court relating to U.S. or Canadian securities legislation or by a U.S. or Canadian securities regulatory authority or has entered into a settlement agreement with a U.S. or Canadian securities authority, nor has any director, officer or control person of the Corporation been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Corporation, no director, officer or control person of the Corporation, nor any personal holding Corporation of any such person, has within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

To the knowledge of the Corporation, there are no existing or potential material conflicts of interest between the Corporation, or subsidiary of the Corporation, and any director, officer or control person of the Corporation.

Legal Proceedings

In August 2009, a case involving the Corporation and a contractor filed in the California Superior Court in December 2008 was resolved to the satisfaction of all parties by mutual release and settlement agreement.

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2009, 2008 and 2007

[logo]

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation (the "Corporation") and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2010 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

March 11, 2010

*CA Auditor permit no 20408

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

[logo]

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's (the "Corporation") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

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

[logo]

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the Canadian generally accepted auditing standards, the consolidated balance sheets of the Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 11, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

March 11, 2010

*CA Auditor permit no 20408

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
December 31, 2009 and 2008
(in US dollars)

	2009	2008
		(recast - note 3 (a))

Assets

Current assets:
Cash	$668,702	$275,858
Accounts receivable	66,354	37,873
Other receivables	24,657	21,624
Research tax credits receivable	251,158	111,243
Security deposit	26,994	-
Inventories	36,414	33,907
	1,074,279	480,505

Long-term security deposit	-	26,994
Property and equipment (note 4)	16,152	21,525
Intellectual property (note 5)	-	220,855
	$1,090,431	$749,879

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,494,416	$1,078,897
Accrued liabilities	235,535	161,950
Deferred lease inducement (note 8 (a))	12,646	9,623
	1,742,597	1,250,470

Deferred lease inducement (note 8 (a))	-	6,415
Preferred shares of a subsidiary (note 6)	800,000	800,000

Shareholders' equity:
Share capital (note 7)	57,955,147	53,850,147
Additional paid-in capital	4,488,365	3,403,201
Deficit	(63,895,678)	(58,560,354)
	(1,452,166)	(1,307,006)

Commitments and contingencies (note 8)
Subsequent events (note 17)
	$1,090,431	$749,879

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD	Director
/s/ Paul McDonald	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

	2009	2008	2007
		(recast - note 3 (a))	(recast - note 3 (a))
Revenues:
Sales	$415,980	$426,675	$412,923
Interest	-	1,734	21,010
	415,980	428,409	433,933

Expenses:
Research and development	3,183,134	2,500,154	3,536,314
Less research tax credits	(139,915)	(111,243)	(68,041)
	3,043,219	2,388,911	3,468,273
General and administrative	799,784	1,064,903	970,919
Marketing	138,396	187,868	236,395
Cost of sales	246,095	262,331	241,443
Depreciation of property and equipment	7,592	9,957	7,242
Amortization of intellectual property	220,855	220,856	220,856
Stock-based compensation (note 7 (c))	1,085,164	925,220	1,015,260
Interest and bank charges	4,949	5,466	19,694
	5,546,054	5,065,512	6,180,082

Net loss and comprehensive loss	$(5,130,074)	$(4,637,103)	$(5,746,149)

Basic and diluted loss per share (note 10)	$(0.17)	$(0.16)	$(0.20)

Weighted average number of common shares outstanding	30,717,822	29,749,000	29,005,342

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders' Equity

Years ended December 31, 2009 and 2008
(in US dollars)

	Share capital		Additional paid-in capital
	Number	Dollars		Deficit	Total
Balance, December 31, 2008, as previously reported	30,178,607	$53,850,147	$3,403,201	$(55,242,622)	$2,010,726
Cumulative effect of adopting a new accounting policy (note 3 (a))	–	–	–	(3,317,732)	(3,317,732)
Balance, December 31, 2008, as recast	30,178,607	53,850,147	3,403,201	(58,560,354)	(1,307,006)
Issuance of share capital (note 7 (a))	1,085,171	4,105,000	–	–	4,105,000
Option surrender agreement	20,000	–	–	–	–
Share issue costs	–	–	–	(205,250)	(205,250)
Stock-based compensation	–	–	1,085,164	–	1,085,164
Net loss	–	–	–	(5,130,074)	(5,130,074)
Balance, December 31, 2009	31,283,778	$57,955,147	$4,488,365	$(63,895,678)	$(1,452,166)
Balance, December 31, 2007, as previously reported	29,365,753	$50,155,147	$2,477,981	$(50,467,527)	$2,165,601
Cumulative effect of adopting a new accounting policy (note 3 (a))	–	–	–	(3,270,974)	(3,270,974)
Balance, December 31, 2007, as recast	29,365,753	50,155,147	2,477,981	(53,738,501)	(1,105,373)
Issuance of share capital (note 7 (a))	812,854	3,695,000	–	–	3,695,000
Share issue costs	–	–	–	(184,750)	(184,750)
Stock-based compensation	–	–	925,220	–	925,220
Net loss, recast (note 3 (a))	–	–	–	(4,637,103)	(4,637,103)
Balance, December 31, 2008	30,178,607	$53,850,147	$3,403,201	$(58,560,354)	$(1,307,006)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

	2009	2008	2007
		(recast - note 3 (a))	(recast - note 3 (a))

Cash flows from operating activities:
Net loss	$(5,130,074)	$(4,637,103)	$(5,746,149)
Adjustments for:
Depreciation of property and equipment	7,592	9,957	7,242
Amortization of intellectual property	220,855	220,856	220,856
Stock-based compensation	1,085,164	925,220	1,015,260
Write-down of long-term receivable	-	70,000	-
Amortization of lease inducement	(3,392)	(9,623)	(9,623)
Changes in operating assets and liabilities:
Accounts and other receivables	(31,514)	883	(14,073)
Research tax credits receivable	(139,915)	(43,202)	(14,423)
Inventories	(2,507)	(4,476)	14,714
Security deposit	-	-	8,999
Accounts payable and accrued liabilities	489,104	(24,907)	(324,038)
Deferred revenue	-	(3,333)	(15,907)
	(3,504,687)	(3,495,728)	(4,857,142)

Cash flows from financing activities:
Proceeds from issuance of share capital	4,105,000	3,695,000	5,710,685
Share issue costs	(205,250)	(184,750)	(296,446)
Repayment of notes payable	-	-	(500,000)
	3,899,750	3,510,250	4,914,239

Cash flows from investing activities:
Additions to property and equipment	(2,219)	(11,772)	(19,113)

Net increase in cash	392,844	2,750	37,984

Cash, beginning of year	275,858	273,108	235,124

Cash, end of year	$668,702	$275,858	$273,108

Supplemental disclosure to statements of cash flows:
Interest paid	$-	$-	$40,276

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlertTM , a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM , tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new anti- bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E. coli O157:H7 bacterial contamination in meat and other food and drink products.

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

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. The reconciliation of net loss and comprehensive loss, shareholders’ equity and cash flows reported in accordance with Canadian GAAP to US GAAP is presented in note 14.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

2.	Significant accounting policies (continued):

(b)	Financial assets and liabilities:

Under the standards adopted effective with the commencement of the 2007 fiscal period, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable and other receivables as “loans and receivables”, and its accounts payable and accrued liabilities as “other financial liabilities”.

(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

(d)	Property and equipment and intellectual property:

Property and equipment and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	33⅓%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

(e)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

2.	Significant accounting policies (continued):

(f)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered and obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period during which the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

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

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles. As at December 31, 2009 and 2008, no development expenditures have been deferred.

(h)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings. Foreign exchange gains (losses) included in the consolidated statements of operations for fiscal 2009 amounted to $58,068 (2008 - $(23,020); 2007 - $7,381).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

2.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Corporation records stock-based compensation, net of forfeitures, relating to employee and non- employee stock options granted, using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost related to employee awards is measured at the date of grant, net of forfeitures, and is expensed over the award's vesting period. The Corporation has no unvested non-employee awards.

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

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation which is considered to be assumed proceeds, were used to acquire shares of common stock at the average market price during the reporting period.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

3.	Changes in accounting policies:

(a)	Accounting changes in 2009: Goodwill and intangible assets

Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflects the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is as follows:

	2008	2007

Net loss and comprehensive loss:
As previously reported	$(4,590,345)	$(5,290,431)
Effect of adopting this new accounting policy	(46,758)	(455,718)
As recast	$(4,637,103)	$(5,746,149)

Basic and diluted loss per share:
As previously reported	$(0.15)	$(0.18)
Effect of adopting this new accounting policy	(0.01)	(0.02)
As recast	$(0.16)	$(0.20)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

3.	Changes in accounting policies (continued):

(a)	Accounting changes in 2009 (continued):

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (‘‘EIC") of the Canadian Accounting Standards Board (‘‘AcSB’’) issued EIC Abstract 173 ("EIC 173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, and is applicable to the Corporation since its first quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Corporation.

Financial instruments - disclosures

In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures, in order to align with International Financial Reporting Standard IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009 and are applicable to the Corporation as at December 31, 2009. The amended Section relates to disclosure only and did not impact the financial results of the Corporation. As at December 31, 2009, the Corporation held no assets or liabilities required to be measured at fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

3.	Changes in accounting policies (continued):

(b)	Future accounting changes:

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent of the corresponding provisions of International Accounting Standard ("IAS") No. 27 ("IAS 27"), Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require, for each business combination, the acquirer to measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582, Business Combinations. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements, but has concluded that the non-controlling interest of $400,000 currently reported outside of shareholders’ equity, included in preferred shares of a subsidiary, will be reclassified to shareholders’ equity as a result of adopting these new standards.

International Financial Reporting Standards

In February 2008, AcSB confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

4.	Property and equipment:

			2009

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$434,751	$425,199	$9,552
Computer equipment	24,455	20,387	4,068
Office equipment and fixtures	91,501	88,969	2,532
	$550,707	$534,555	$16,152

			2008

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$434,751	$420,840	$13,911
Computer equipment	22,802	17,960	4,842
Office equipment and fixtures	91,635	88,863	2,772
	$549,188	$527,663	$21,525

5.	Intellectual property:

			2009

	Cost	Accumulated amortization	Net book value

Intellectual property rights acquired	$2,222,661	$2,222,661	$–

			2008

	Cost	Accumulated amortization	Net book value

Intellectual property rights acquired	$2,222,661	$2,001,806	$220,855

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

6.	Preferred shares of a subsidiary:

The preferred shares of a subsidiary relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders at their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible at the option of the holders into common shares of Serex at a price of $3.946 per share.

7.	Share capital:

	2009	2008

Authorized:
An unlimited number of common shares

Issued and outstanding:
31,283,778 common shares (2008 - 30,178,607 shares)	$57,955,147	$53,850,147

The holders of common shares are entitled to receive dividends as declared, which is at the Corporation’s discretion, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2008, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2009, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

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

In 2009, the Corporation issued 1,085,171 common shares (2008 - 812,854) to the Purchaser for aggregate proceeds of $4,105,000 (2008 - $3,695,000) under the agreements. As at December 31, 2009, the Corporation can require the Purchaser to purchase up to $15 million of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

7.	Share capital (continued):

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may, from time to time, designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares is 5,500,000 and the maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to six years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the pre-tax intrinsic value based on the Corporation’s closing stock price on December 31, 2009 of $4.56, which would have been received by option holders had they exercised their options at that date and sold their shares at market price.

	Options outstanding				Non-vested options

		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Number	price	expiration	value	Number	fair value

Outstanding,
December 31, 2007	4,819,000	$3.11	7.8	$12,852,015	2,667,500	$3.00
Granted	50,000	3.49			–	–
Vested	–	–			(593,750)	3.00

Outstanding,
December 31, 2008	4,869,000	3.11	6.9	$1,868,920	2,073,750	3.00
Granted	112,000	3.90			–	–
Expired	(157,000)	4.53			–	–
Cancelled	(100,000)	3.88			–	–
Vested	–	–			(592,500)	3.00

Outstanding,
December 31, 2009	4,724,000	$3.07	6.24	$7,121,335	1,481,250	$3.00

Options exercisable	3,242,750	$3.10	6.05	$4,810,585	N/A	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

7.	Share capital (continued):

(b)	Stock options (continued):

As at December 31, 2009, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

25,000	25,000	$ 3.88	May 1, 2010
28,000	28,000	1.93	April 23, 2011
1,500	1,500	4.20	November 9, 2011
75,000	75,000	4.33	November 13, 2011
50,000	50,000	3.75	April 28, 2013
37,000	37,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,565,500	2,084,250	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
10,000	10,000	3.03	November 26, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
20,000	20,000	3.65	May 14, 2019
40,000	40,000	4.83	July 9, 2019
4,724,000	3,242,750	$ 3.07

(c)	Stock-based compensation:

	2009	2008	2007

Stock-based compensation pertaining to general and administrative	$348,684	$171,920	$228,920
Stock-based compensation pertaining to marketing	10,320	12,040	29,980
Stock-based compensation pertaining to research and development	726,160	741,260	756,360

	$1,085,164	$925,220	$1,015,260

As at December 31, 2009, the unrecognized compensation cost related to non-vested awards was $2,038,200, and the remaining weighted average recognition period was approximately 30 months.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

7.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the year was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	2.09%	3.16%	4.23%
Expected volatility	74.71%	73.37%	70.83%
Expected life in years	5	5	5
Dividend yield	–	–	–

The weighted average grant-date fair value of options granted during the year ended December 31, 2009 was $2.41 per option (2008 - $2.16 per option; 2007 - $3.61 per option).

Dividend yield was determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years and thereafter are as follows:

2010	$229,000
2011	10,500
2012	10,500
2013	7,000
2014	3,000
Thereafter	–

$260,000

In 2005, the Corporation entered into operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Corporation received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. As at December 31, 2009, the remaining deferred lease inducement was $12,646 (2008 - $16,038).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

8.	Commitments and contingencies (continued):

(b)	Contingency:

In August 2009, a case involving the Corporation and a contractor, filed in the California Superior Court in December 2008, was resolved to the satisfaction of all parties by mutual release and settlement agreement.

9.	Income taxes:

Details of the components of income taxes are as follows:

	2009	2008	2007
		(recast - note 3 (a))	(recast - note 3 (a))
Loss before income taxes:
Canadian operations	$(4,838,856)	$(4,135,885)	$(5,387,925)
US operations	(291,218)	(501,218)	(358,224)
	(5,130,074)	(4,637,103)	(5,746,149)

Basic income tax rate	30.9%	30.9%	32%

Income tax recovery at statutory tax rates	(1,585,193)	(1,432,865)	(1,838,768)

Adjustments in income taxes resulting from:
Non-recognition of losses and other unclaimed deductions	1,249,694	1,159,503	1,513,885
Permanent differences	335,499	273,362	324,883

Effect of change in tax rates:
Decrease in future tax assets	–	–	(1,155,509)
Decrease in valuation allowance	–	–	1,155,509

Income taxes	$-	$-	$-

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2009	2008
		(recast - note 3 (a))
Future tax assets:
Non-capital losses	$11,388,000	$10,251,000
Scientific research and experimental development expenditures	1,429,000	1,081,000
Capital losses	-	428,000
Property and equipment and patents	1,876,000	1,504,000
Share issue costs	127,000	121,000
	14,820,000	13,385,000

Less valuation allowance	(14,820,000)	(13,326,000)
	-	59,000

Future tax liabilities:
Intellectual property rights	-	(59,000)

Net future tax asset	$-	$-

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

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures, which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial

Non-capital losses:
2010	$4,130,000	$4,071,000
2014	4,421,000	4,402,000
2015	3,529,000	3,544,000
2026	3,808,000	3,745,000
2027	3,609,000	3,529,000
2028	2,750,000	2,750,000
2029	3,516,000	3,516,000

Scientific research and development expenditures:
Indefinitely	3,575,000	7,502,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

9.	Income taxes (continued):

The Corporation also has investment tax credits available in the amount of approximately $569,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2018	$5,000
2019	11,000
2020	23,000
2021	24,000
2022	53,000
2023	69,000
2024	23,000
2025	36,000
2026	66,000
2027	73,000
2028	72,000
2029	114,000

$569,000

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $11,204,000 which expire as follows:

2010	$51,000
2011	1,035,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	355,000
2027	373,000
2028	351,000
2029	67,000

$11,204,000

10.	Earnings per share:

The diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
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

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 7 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to the Common Stock Private Purchase Agreement. Since 2003 through February 2010, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

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

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
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

Approximately 76% of expenses that occurred during the year ended December 31, 2009 (2008 - 73%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2009, 2008 or 2007.

The following table provides significant items exposed to foreign exchange as at December 31:

	2009		2008
		CA$

Cash	$71,224		$8,343
Accounts, other receivables and research tax credits receivable	291,671		145,045
Accounts payable and accrued liabilities	(330,357)		(265,563)

	$32,538		$(112,175)

The following exchange rates were applied for the year ended December 31, 2009:

	Average rate	Reporting date rate
	(twelve months)	December 31, 2009

US$ - CA$	1.1419	1.0510

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
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

The Corporation has a limited number of customers. Included in the consolidated balance sheet are trade receivables of $66,354, all of which were aged under 45 days. Four customers accounted for 88% of the trade receivables balance as at December 31, 2009. A nominal amount was recorded as bad debt expense for the year ended December 31, 2009 ($13,660 for the year ended December 31, 2008).

As at December 31, 2009, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, accounts receivable and other receivables.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts receivable, other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2009, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 11 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 7 (a) - Common Stock Private Purchase Agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

12.	Financial risk management (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at December 31, 2009:

	Carrying amount	Less than 1 year	1 year to 5 years

Accounts payable and accrued liabilities	$1,729,951	$1,729,951	$–

13.	Financial instruments:

Fair value disclosure:

	December 31, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value

Loans and receivables:
Accounts receivable and other receivables	$91,011	$91,011	$59,497	$59,497

Financial liabilities, at amortized cost:
Accounts payable	1,494,416	1,494,416	1,078,897	1,078,897
Accrued liabilities	235,535	235,535	161,950	161,950

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences:

(a)	Consolidated statements of operations, shareholders' equity and cash flows:

The reconciliation of net loss and comprehensive loss, shareholders' equity and cash flows reported in accordance with Canadian GAAP to US GAAP is as follows:

	2009	2008	2007

Net loss and comprehensive loss, Canadian GAAP	$(5,130,074)	$(4,637,103)	$(5,746,149)

Costs to secure patents (i)	133,941	564,149	799,635

Amortization of patents (i)	(286,401)	(288,785)	(282,693)

Write-down of patent costs (i)	–	(228,606)	(61,224)

Net loss and comprehensive loss, US GAAP	$(5,282,534)	$(4,590,345)	$(5,290,431)

Basic and diluted loss per share, US GAAP	$(0.17)	$(0.15)	$(0.18)

Shareholders' equity, Canadian GAAP	$(1,452,166)	$(1,307,006)	$(1,105,373)

Adjustments:
Noncontrolling interest (ii)	400,000	400,000	400,000
Costs to secure patents, net of amortization and write-down (i)	3,165,272	3,317,732	3,270,974
Stock-based compensation - options granted to non-employees (iii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706	1,477,706
Change in reporting currency (iv)	(62,672)	(62,672)	(62,672)
	(10,109)	(10,109)	(10,109)

Shareholders' equity, US GAAP (v)	$2,102,997	$2,400,617	$2,555,492

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

The reconciliation of net loss and comprehensive loss, shareholders' equity and cash flows reported in accordance with Canadian GAAP to US GAAP is as follows (continued):

	2009	2008	2007

Cash flows from operating activities,
Canadian GAAP	$(3,504,687)	$(3,495,728)	$(4,857,142)
Costs to secure patents	133,941	564,149	799,635

Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	(37,131)	(348,654)	370,338

Cash flows from operating activities, US GAAP	$(3,407,877)	$(3,280,233)	$(3,687,169)

Cash flows from investing activities, Canadian GAAP	$(2,219)	$(11,772)	$(19,113)
Additions to patent costs	(96,810)	(215,495)	(1,169,973)

Cash flows from investing activities, US GAAP	$(99,029)	$(227,267)	$(1,189,086)

Non-cash transactions, Canadian GAAP	$–	$–	$–
Additions to patent costs included in accounts payable and accrued liabilities at year-end	598,305	561,174	212,517

Non-cash transactions, US GAAP	$598,305	$561,174	$212,517

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

(i)	Costs to secure patents:

As disclosed in note 3 (a), the Corporation adopted the new CICA Handbook Section 3064, Goodwill and Intangible Assets, effective January 1, 2009, on a retrospective basis. For US GAAP purposes, the Corporation will continue to capitalize and amortize direct costs incurred to secure patents related to internally-generated intangible assets, on a straight-line basis over 17 years.

(ii)	Noncontrolling interest:

As a result of adopting a recently issued accounting pronouncement on January 1, 2009 (see note 14 (b) (iv)), the noncontrolling interest of $400,000 has been reclassified to conform to current accounting guidance for US GAAP purposes.

(iii)	Stock-based compensation:

For US GAAP purposes, on January 1, 2006, the Corporation adopted the revised Statement of Financial Accounting Standard (“SFAS”) No. 123 (“SFAS 123R”), Share-Based Payments, issued by the Financial Accounting Standards Board (“FASB”), which was primarily codified into Topic 718, Compensation - Stock Compensation, in the Accounting Standards Codification (''ASC''), which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted the guidance using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with Topic 718, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital, and no compensation cost was recognized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

(iv)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency, effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For US GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(v)	Redeemable noncontrolling interest:

The redeemable noncontrolling interest of $400,000 is presented outside of permanent equity, representing the maximum redemption amount, as no dividends have been declared. The amount has not changed since its inception from 2000 to 2009 as no loss has been allocated to it.

(b)	Additional US GAAP disclosures:

(i)	Development stage company:

The Corporation is in the process of developing unique patented products, which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in SFAS 7, which was primarily codified in Topic 915, Development Stage Entities, in the ASC, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2009	Cumulative since the date of inception of the Corporation to December 31, 2008

Revenues:
Sales	$3,662,862	$3,246,882
Interest revenue	538,563	538,563
License revenue	97,403	97,403
Research contract	30,000	30,000

Expenses:
Gross research and development expenditures	29,560,092	26,510,899
Other expenses	33,146,359	30,497,038

Cash outflows from operations	(48,823,526)	(45,415,649)
Cash outflows from investing activities	(4,872,985)	(4,773,956)
Cash inflows from financing activities	54,365,214	50,465,464

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below:

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$–	$–	$–	$172,414
Net loss	–	–	–	(109,241)	–	(109,241)

Balance, July 31, 1990	2,500,000	172,414	–	(109,241)	–	63,173

Year ended July 31, 1991:
Net loss	–	–	–	(21,588)	–	(21,588)
Cumulative translation adjustment	–	1,499	–	(950)	–	549

Balance, July 31, 1991	2,500,000	173,913	–	(131,779)	–	42,134

Year ended July 31, 1992:
Common shares issued	9,375	31,468	–	–	–	31,468
Net loss	–	–	–	(45,555)	–	(45,555)
Cumulative translation adjustment	–	(6,086)	–	5,598	–	(488)

Balance, July 31, 1992	2,509,375	199,295	–	(171,736)	–	27,559

Year ended July 31, 1993:
Common shares issued	201,250	159,944	–	–	–	159,944
Common shares cancelled	(500,000)	–	–	–	–	–
Net loss	–	–	–	(38,894)	–	(38,894)
Cumulative translation adjustment	–	(13,994)	–	12,830	–	(1,164)

Balance, July 31, 1993	2,210,625	345,245	–	(197,800)	–	147,445

Year ended July 31, 1994:
Common shares issued	2,500	7,233	–	–	–	7,233
Net loss	–	–	–	(53,225)	–	(53,225)
Cumulative translation adjustment	–	(25,173)	–	15,808	–	(9,365)

Balance, July 31, 1994	2,213,125	327,305	–	(235,217)	–	92,088

Year ended July 31, 1995:
Common shares issued	78,078	303,380	–	–	–	303,380
Net loss	–	–	–	(285,910)	–	(285,910)
Cumulative translation adjustment	–	5,196	–	(7,221)	–	(2,025)

Balance, July 31, 1995 carried forward	2,291,203	635,881	–	(528,348)	–	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Balance, July 31, 1995 brought forward	2,291,203	$635,881	$–	$(528,348)	$–	$107,533

Period ended December 31, 1995:
Adjustment necessary to increase the number of common shares	12,708,797	–	–	–	–	–
Adjusted number of common shares	15,000,000	635,881	–	(528,348)	–	107,533

Common shares issued	2,047,082	2,997,284	–	–	–	2,997,284
Net loss	–	–	–	(1,194,226)	–	(1,194,226)
Share issue costs	–	(153,810)	–	–	–	(153,810)
Cumulative translation adjustment	–	2,858	–	(6,328)	–	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	–	(1,728,902)	–	1,753,311

Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	–	–	–	3,852,364
Net loss	–	–	–	(3,175,587)	–	(3,175,587)
Share issue costs	–	(170,699)	–	–	–	(170,699)
Stock-based compensation	–	–	434,145	–	–	434,145
Cumulative translation adjustment –		(16,769)	(2,217)	24,544	–	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	–	2,699,092

Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	–	–	–	3,180,666
Net loss	–	-	–	(3,755,409)	–	(3,755,409)
Share issue costs	–	(161,482)	–	–	–	(161,482)
Capital stock subscription	–	352,324	–	–	–	352,324
Stock-based compensation	–	–	108,350	–	–	108,350
Cumulative translation adjustment	–	(299,275)	(21,578)	325,364	–	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	–	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	–	–	–	5,644,638
Net loss	–	–	–	(4,979,562)	–	(4,979,562)
Share issue costs	–	(54,131)	–	–	–	(54,131)
Stock-based compensation	–	–	274,088	–	–	274,088
Cumulative translation adjustment	–	(685,156)	(43,750)	720,173	–	(8,733)

Balance, December 31, 1998 carried forward	19,727,904	15,124,693	749,038	(12,569,379)	–	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Balance, December 31, 1998 brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$–	$3,304,352

Year ended December 31, 1999:
Common shares issued	275,900	969,253	–	–	–	969,253
Net loss	–	–	–	(3,409,166)	–	(3,409,166)
Share issue costs	–	(35,041)	–	–	–	(35,041)
Stock-based compensation	–	–	198,815	–	–	198,815
Cumulative translation adjustment	–	943,133	52,563	(884,178)	–	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	–	1,139,731

Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	–	–	–	5,909,340
Warrants and options	–	421,638	–	–	–	421,638
Net loss	–	–	–	(4,272,308)	–	(4,272,308)
Share issue costs	–	(353,204)	–	–	–	(353,204)
Stock-based compensation	–	–	257,690	–	–	257,690
Noncontrolling interest (note 14 (a) (ii))	–	–	–	–	400,000	400,000

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	400,000	3,502,887

Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	–	–	–	2,554,254
Net loss	–	–	–	(3,095,133)	–	(3,095,133)
Share issue costs	–	(120,944)	–	–	–	(120,944)
Stock-based compensation	–	–	55,040	–	–	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	400,000	2,896,104

Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	–	–	–	3,031,043
Net loss	–	–	–	(3,453,749)	–	(3,453,749)
Share issue costs	–	(166,842)	–	–	–	(166,842)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	400,000	2,347,696

Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	–	–	–	4,096,000
Net loss	–	–	–	(4,395,428)	–	(4,395,428)
Share issue costs	–	(220,819)	–	–	–	(220,819)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	400,000	1,868,589

Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	–	–	3,674,033
Net loss	–	–	–	(3,770,545)	–	(3,770,545)
Share issue costs	–	(210,939)	–	–	–	(210,939)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2004 carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	400,000	1,602,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Balance, December 31, 2004 brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$400,000	$1,602,278

Year ended December 31, 2005:
Common shares issued	1,224,719	2,935,000	–	–	–	2,935,000
Net loss	–	–	–	(3,609,448)	–	(3,609,448)
Share issue costs	–	(166,942)	–	–	–	(166,942)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	400,000	802,028

Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	–	–	–	4,955,000
Net loss	–	–	–	(4,893,685)	–	(4,893,685)
Share issue costs	–	(284,227)	–	–	–	(284,227)
Stock-based compensation	–	–	837,308	–	–	837,308

Balance, December 31, 2006	28,322,253	43,430,146	1,939,297	(44,353,019)	400,000	1,416,424

Year ended December 31, 2007:
Common shares issued	1,043,500	5,710,685	–	–	–	5,710,685
Net loss	–	–	–	(5,290,431)	–	(5,290,431)
Share issue costs	–	(296,446)	–	–	–	(296,446)
Stock-based compensation	–	–	1,015,260	–	–	1,015,260

Balance, December 31, 2007	29,365,753	48,844,385	2,954,557	(49,643,450)	400,000	2,555,492

Year ended December 31, 2008:
Common shares issued	812,854	3,695,000	–	–	–	3,695,000
Net loss	–	–	–	(4,590,345)	–	(4,590,345)
Share issue costs	–	(184,750)	–	–	–	(184,750)
Stock-based compensation	–	–	925,220	–	–	925,220

Balance, December 31, 2008	30,178,607	52,354,635	3,879,777	(54,233,795)	400,000	2,400,617

Year ended December 31, 2009:
Common shares issued	1,105,171	4,105,000	–	–	–	4,105,000
Net loss	–	–	–	(5,282,534)	–	(5,282,534)
Share issue costs	–	(205,250)	–	–	–	(205,250)
Stock-based compensation	–	–	1,085,164	–	–	1,085,164

Balance, December 31, 2009	31,283,778	$56,254,385	$4,964,941	$(59,516,329)	$400,000	$2,102,997

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(ii)	Accounting for tax uncertainties:

For US GAAP purposes, the Corporation adopted Financial Accounting Standards Board Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"), which was primarily codified in Topic 740, Income Taxes, in the ASC, on January 1, 2007. As of December 31, 2007, 2008 and 2009, the total amount of unrecognized tax benefits was nil.

The Corporation files income tax returns with the federal and provincial tax authorities within Canada. The Corporation's subsidiaries file income tax returns in the United States. In general, the Corporation is subject to examination by taxing authorities for years after 2001.

(iii)	Share issue costs:

For US GAAP purposes, the Corporation presents share issue costs as a reduction of common stock, but for Canadian GAAP purposes, these costs are presented as an increase to deficit.

(iv)	Recently issued accounting pronouncements: Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51, which was primarily codified into Topic 810, Consolidations, in the ASC. This guidance specifies that noncontrolling interests are to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This guidance is effective for fiscal years beginning on or after December 15, 2008. As such, the new accounting guidance became effective for the Corporation on January 1, 2009. This new guidance was applied prospectively with the exception of the presentation and disclosure requirements, which were applied retrospectively. As a result of adopting this new guidance, a noncontrolling interest of $400,000 previously reported outside of shareholders’ equity, included in preferred shares of a subsidiary for Canadian GAAP purposes, is now presented as a separate component of equity for US GAAP purposes retrospectively (see note 14 (a)).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(iv)	Recently issued accounting pronouncements (continued): Subsequent events

In May 2009, the FASB issued SFAS 165, Subsequent Events, which was primarily codified into Topic 855, Subsequent Events, in the ASC. The guidance establishes principles and requirements for subsequent events. Specifically, it sets forth guidance pertaining to the period after the balance sheet date during which management should consider events or transactions for potential recognition or disclosure, circumstances under which an event or transaction would be recognized after the balance sheet date and the required disclosures that should be made about events or transactions that occurred after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for the Corporation on June 30, 2009.

FASB accounting standards codification and hierarchy of generally accepted accounting principles

In June 2009, the FASB issued guidance SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into Topic 105, Generally Accepted Accounting Principles ("FASB ASC Topic 105"), in the ASC, as the single source of authoritative non-governmental US GAAP. This guidance does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded, and all other accounting literature not included in the FASB Accounting Standards Codification (‘‘Codification’’) will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009, and, accordingly, are effective for the Corporation for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Corporation’s financial condition or results of operations, but will impact the Corporation’s financial reporting process by eliminating references to pre-codification standards. On the effective date of this guidance, the Codification superseded all then-existing non-Securities and Exchange Commission (“non-SEC”) accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

15.	Segment disclosures:

The Corporation operates in one reporting segment - the research and development of products for the aging population. Geographic segment information is as follows:

	Canada	United States	Europe and other

Revenues:
2009	$11,386	$328,564	$76,030
2008	9,637	347,764	71,008
2007	34,410	349,337	50,186

Property and equipment, and intellectual property:
2009	7,470	8,682	–
2008	229,624	12,756	–

Revenues are attributed to geographic locations based on location of customers.

Major customers:

One customer accounted for greater than 10% of revenues, as follows:

	2009	2008	2007
Customer A	32%	41%	40%

16.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

17.	Subsequent events:

(a)	On January 22, 2010, the Corporation issued 117,925 common shares for aggregate proceeds of $500,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

(b)	On March 1, 2010, the Corporation issued 298,913 common shares for aggregate proceeds of $1,100,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2005	$3.250	$1.550
2006	$5.950	$1.810
2007	$7.500	$3.370
2008	$6.390	$2.500
2009	$7.070	$2.200

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2008	1st Quarter	$5.840	$4.950
	2nd Quarter	$5.080	$3.100
	3rd Quarter	$6.390	$3.500
	4th Quarter	$5.600	$2.500
2009	1st Quarter	$3.860	$2.200
	2nd Quarter	$5.200	$2.670
	3rd Quarter	$7.070	$4.050
	4th Quarter	$5.400	$4.050

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2009	$5.400	$4.400
November, 2009	$5.250	$4.300
December, 2009	$4.710	$4.050
January, 2010	$4.570	$4.180
February, 2010	$4.350	$3.510
March, 2010 (up to and including March 8, 2010)	$4.140	$3.690

ITEM 10. ADDITIONAL INFORMATION Memorandum and Articles of Association

Bylaws And Articles Of Incorporation

The Corporation’s Articles of Incorporation as amended, which we refer to as our articles of incorporation, are on file with the Corporations Directorate of Industry Canada under Corporation Number 315235-9. Our articles of incorporation do not include a stated purpose and do not place any restrictions on the business that the Corporation may carry on.

Directors

A director of our Corporation need not be a shareholder. In accordance with our bylaws and the Canada Business Corporations Act, at least 25% of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither our articles of incorporation or bylaws, nor the Canada Business Corporations Act, impose any mandatory retirement requirements for directors.

Our bylaws and the Canada Business Corporations Act authorize the directors from time to time to determine the remuneration for their services. There is no requirement for an independent quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our Corporation must disclose to the Corporation the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act. The Canada Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Corporation or an affiliate;

•	relates primarily to his or her remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

•	is for indemnity or insurance for director’s liability as permitted by the Act; or

•	is with an affiliate.

Our board of directors may, on behalf of the Corporation and without authorization of our shareholders:

•	borrow money upon the credit of the Corporation;

•	issue, reissue, sell or pledge debt obligations of the Corporation;

•	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The Canada Business Corporations Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Corporation or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Corporation or its affiliates, where there are reasonable grounds for believing that the Corporation is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the Corporation’s assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Corporation’s liabilities and stated capital of all classes.

These borrowing powers may be varied by the Corporation’s bylaws or its articles of incorporation. However, our bylaws and articles of incorporation do not contain any restrictions on or variations of these borrowing powers.

Common Shares

Our articles of incorporation authorize the issuance of an unlimited number of common shares. They do not authorize the issuance of any other class of shares.

The holders of the common shares of our Corporation are entitled to receive notice of and to attend all meetings of the shareholders of our Corporation and have one vote for each common share held at all meetings of the shareholders of our Corporation. Our directors are elected at each annual meeting of shareholders and do not stand for reelection at staggered intervals.

The holders of common shares are entitled to receive dividends and the Corporation will pay dividends, as and when declared by our board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our board of directors may from time to time determine, and all dividends which our board of directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will be entitled to receive the remaining property and assets of the Corporation.

There are no redemption provisions and no liability for further capital calls associated with the Corporation’s common stock.

Action Necessary To Change Rights Of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled to dissent in respect of such a resolution amending our articles and, if the resolution is adopted and the Corporation implements such changes, demand payment of the fair value of its shares.

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

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Corporation and the auditor of the Corporation. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Corporation, and the value of the assets of our Corporation were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2007 was CDN$281 million, in 2008 was CDN$295 million, in 2009 was CDN$312 million and in 2010 is CDN$299 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

(a)	an acquisition of our shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of the Corporation in connection with the foreclosure of a security interest granted for a loan or other assistance and not for any purpose related to the provisions the Investment Act; and

(c)

an acquisition of control of the Corporation by reason of an amalgamation, consolidation or corporate reorganization, following which the direct or indirect control in fact of the Corporation, through ownership of voting interests, remains unchanged.

Change of Control

There are no provisions of our bylaws or articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation. Our bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 11, 2010.

1.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited November 2, 2009. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 2, 2009. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited November 10, 2008. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 10, 2008. This agreement was replaced by the new agreement above on November 2, 2009.

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

The tax consequences of an investment in Nymox are complex and based on tax provisions that are subject to change. You are urged to consult with, and must depend upon, your own tax advisors with specific reference to your own tax situations as to the income and other tax consequences of an investment in Nymox.

Dividends and gains on sale. Except as described below with respect to the “passive foreign investment Corporation” rules, dividends paid by Nymox to a U.S. Holder, without reduction for Canadian withholding taxes, will be included in the gross income of such U.S. Holder, as a dividend, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. A dividend paid by Nymox and received before January 1, 2011, generally will be taxed at the preferential tax rates applicable to long-term capital gains (where the maximum federal rate is currently 15%) if (a) Nymox is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend). Nymox currently meets the definition of a QFC because its common shares are readily tradable on The Nasdaq Stock Market, an established securities market in the United States, provided that Nymox is not a “passive foreign investment corporation” (as described below) for the taxable year during which Nymox pays a dividend or for the preceding taxable year. If Nymox is not a QFC, a dividend paid by Nymox to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Except as described below with respect to the “passive foreign investment corporation” rules, any gain recognized by a U.S. Holder on a sale or exchange of Nymox common shares (or on a distribution treated as a sale or exchange) generally will be treated as capital gain. Capital gains of corporations are taxable at the same rate as ordinary income. With respect to non-corporate taxpayers, the excess of net long-term capital gain over net short term capital loss may be taxed at a substantially lower rate than is ordinary income. A capital gain or loss is long-term if the asset has been held for more than one year and short-term if held for one year or less. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses.

A U.S. Holder generally may claim a credit against its U.S. federal income tax liability for Canadian income tax withheld from dividends received on Nymox common shares. The amount of this credit is subject to several limitations under the Code.

Controlled foreign corporation rules. A foreign corporation generally is classified as a “controlled foreign corporation” (a “CFC”) if more than 50% of the corporation’s shares (by vote or value) are owned, directly or indirectly, by “10% U.S. Shareholders”. For this purpose, a “10% U.S. Shareholder” is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. Nymox believes that it is not a CFC at the present time. If Nymox were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in Nymox generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any “Subpart F” income earned by Nymox, whether or not such income is distributed by Nymox. Subpart F income generally includes interest, dividends, royalties, gain on the sale of stock or securities and certain other categories of income.

Passive foreign investment corporation rules. In general, a foreign corporation is a “passive foreign investment corporation” (a “PFIC”) during a taxable year if 75% or more of its gross income for the taxable year constitutes “passive income” or if 50% or more of its assets (by average fair market value) held during the taxable year produce, or are held for the production of, passive income. In general, any U.S. Person that owns, directly or indirectly, an interest in a foreign corporation will be subject to an interest charge (in addition to regular U.S. federal income tax) upon the disposition by the U.S. Person of, or receipt by the U.S. Person of “excess distributions” with respect to, any shares of the foreign corporation if: (i) the foreign corporation is a PFIC during the taxable year in which such income is realized by the U.S. Person; or (ii) the foreign corporation was a PFIC during any prior taxable year that is included in whole or in part in the U.S. Person’s “holding period” (within the meaning of Section 1223 of the Code) with respect to its interest in the shares of the foreign corporation. Furthermore, the U.S. Person’s share of such gain or “excess distribution” will be taxable as ordinary income. There exist several other adverse tax consequences that may apply to any U.S. Person that owns, directly or indirectly, an interest in a PFIC.

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

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2009. It is not possible to express an opinion as to whether or not Nymox is or will be a PFIC during its current taxable year or future taxable years. Nymox intends to notify its U.S. Holders within 45 days after the end of any taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

Each U.S. Person who owns, directly or indirectly, common shares of Nymox is urged to consult its own tax advisor with respect to the advantages and disadvantages of making a QEF election with respect to Nymox.

Backup withholding. Information reporting to the IRS may be required with respect to payments of dividends on the Nymox common shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Nymox common shares. A U.S. Holder may be subject to backup withholding at a 28% rate with respect to dividends received with respect to Nymox common shares, or proceeds received on the sale of Nymox common shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

Dividends Paid To Non-Residents of Canada

Under the Tax Act, dividends paid or credited to a non-resident are subject to withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced or eliminated pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. For example, for persons who are resident in the United States for purposes of the Canada-United States Income Tax Convention (the “Convention”), the rate of withholding tax on dividends is reduced to 15% generally and 5% when the United States resident is a Corporation that beneficially owns at least 10% of the voting stock of the Corporation paying the dividends.

Under the Convention, dividends paid to certain religious, scientific, charitable and other similar tax-exempt organizations and certain organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian nonresident withholding tax. Provided that certain administrative procedures designed to establish with the Canadian tax authorities the right of such entities to benefit from this withholding tax exemption are complied with by the tax-exempt entities prior to the distribution, Nymox would not be required to withhold such tax on such payment. Alternatively, the above-described tax-exempt entities may claim a refund of Canadian withholding tax otherwise withheld by Nymox on the distribution of dividends.

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

Under the Tax Act, shares of Nymox will not constitute taxable Canadian property unless, at any time, in the five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arms length, or the non-resident holder together with all such persons owned (or had a right to acquire) 25% or more of the shares of any class of Nymox. Even in circumstances where shares of Nymox are taxable Canadian property to a nonresident holder, the non-resident holder may be entitled to relief from Canadian tax on any capital gain realized on the disposition thereof pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. For example, the Convention provides that gains realized by a resident of the United States on the disposition or deemed disposition of shares of a Corporation will generally not be subject to tax under the Tax Act, provided that the value of the shares is not derived principally from real property situated in Canada. Nymox believes that the value of its shares is not currently derived principally from real property situated in Canada and it does not expect this to change in the foreseeable future.

Provided that the Nymox common shares remain listed on a prescribed stock exchange, which includes the NASDAQ SmallCap Market System, a non-resident holder who disposes of Nymox common shares will not be required to comply with the Canadian notification procedures generally applicable to dispositions of taxable Canadian property.

Documents on Display

Nymox is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Corporation files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Nymox, that file electronically with the Commission.

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

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment Corporation that has been replaced annually by a new agreement with the same investor. The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement. Since 2003 through to March 2010, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

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

Approximately 76% of expenses that occurred during the year ended December 31, 2009 (2008 - 73%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2009, 2008 or 2007.

The following table provides significant items exposed to foreign exchange as at December 31, 2009 and 2008:

CA$	2009	2008
Cash	$71,224	$8,343
Accounts, other receivables and research tax credits receivable		291,671
		145,045
Accounts payable and accrued liabilities		(330,357)
		(265,563)
	$32,538	$(112,175)

The following exchange rates applied for the year ended December 31, 2009:

	Average rate (twelve months)	Reporting date rate December 31, 2009
US$ - CA$	1.1419	1.0510

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

The Corporation has a limited number of customers. Included in the accounts receivable on the consolidated balance sheet are trade receivables of $66,354, all of which were aged under 45 days. Four customers accounted for 88% of the trade receivables balance at December 31, 2009. A nominal amount was recorded as bad debt expense for the year ended December 31, 2009 ($13,660 for the year ended December 31, 2008).

At December 31, 2009, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts receivable, other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2009, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 11 to the consolidated financial statements (“Capital disclosures”). The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 7 (a) – Common Stock Private Purchase Agreement.

The following are the contractual maturities of financial liabilities as at December 31, 2009:

	Carrying amount	Less than 1 year	1 year to 5 years
Accounts payable and accrued liabilities	$1,729,951	$1,729,951	$-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Corporation’s management, including the Corporation’s Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer and President, and the Chief Financial Officer and Secretary-Treasurer concluded that the disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. The Corporation’s internal control over financial reporting is designed to provide reasonable assurance to management and our board of directors regarding the preparation and fair presentation of published financial statements.

The Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP (“KPMG”), the independent registered public accounting firm who also audited the Corporation’s financial statements, issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2009.

(c) Attestation Report of the Registered Public Accounting Firm. KPMG’s attestation report on the Corporation’s internal control over financial reporting appears on pages [63] and [64] of this report.

(d) Changes in Internal Controls over Financial Reporting. There have been no changes during fiscal 2009 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2009 and 2008, we paid the following fees for professional services to KPMG LLP:

	2009		2008
		(CAN$)
Audit Services	168,000		159,000
Audit-Related Services	6,000		6,000
Tax Services	20,900		16,000
Other Services	0		0
Total	194,900		181,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Board of Directors is currently composed of six directors, a majority of whom are independent directors. The Board of Directors has determined that four of its current directors (Dr. Roger Guy, Paul McDonald, Randall Lanham and Dr. David Morse) meet the requisite standard of independence as set out in applicable securities laws, rules and regulations, such as the Sarbanes-Oxley Act, the NASDAQ rules, and National Instrument 58-101 – Disclosure of Corporate Governance Practices. The other two current directors are not independent: Dr. Paul Averback is the President and CEO of the Corporation and Mr. Jack Gemmell is a member of the senior management of the Corporation.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2009 are included in Item 8 of this report and are incorporated by reference in this item.

ITEM 19. EXHIBITS

The following exhibits are included with or incorporated by reference into this report.:

Exhibit No	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)

Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)

4(d)

Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)

4(e)

Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(f)

Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)

Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(i)

Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).

4(j)

Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).

4(k)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Corporation’s F-3 Registration Statement filed with the Commission on March 12, 2003).

4(l)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Corporation’s 6-K Report filed with the Commission on November 13, 2003).

4(m)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Corporation’s 6-K Report filed with the Commission on November 15, 2004).

4(n)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005. (incorporated by reference to Exhibit 10.1 to the Corporation’s 20-F Report filed with the Commission on June 29, 2006).

4(o)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 13, 2006. (incorporated by reference to Exhibit 10.1 to the Corporation’s 6-K Report filed with the Commission on March 15, 2007).

4(p)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 16, 2007. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 14, 2008).

4(q)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 10, 2008. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 13, 2009).

4(r)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 2, 2009. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 11, 2010).

8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11

Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)

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

NYMOX PHARMACEUTICAL CORPORATION
             (Registrant)

/s/ Paul Averback
Paul Averback
Title: President

Date: March 11, 2010

EXHIBIT INDEX  -  NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit No.	Description

1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	By-laws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)

Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)

4(d)

Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)

4(e)

Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(f)

Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(g)

Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(h)

Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)

4(i)

Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).

4(j)

Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).

4(k)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated January 27, 2003 (incorporated by reference to Exhibit 10.0 to the Corporation’s F-3 Registration Statement filed with the Commission on March 12, 2003).

4(l)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated August 25, 2003 (incorporated by reference to Exhibit 10.1 to the Corporation’s 6-K Report filed with the Commission on November 13, 2003).

4(m)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 6, 2004 (incorporated by reference to Exhibit 10.1 to the Corporation’s 6-K Report filed with the Commission on November 15, 2004).

4(n)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated October 21, 2005. (incorporated by reference to Exhibit 10.1 to the Corporation’s 20-F Report filed with the Commission on June 29, 2006).

4(o)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 13, 2006. (incorporated by reference to Exhibit 10.1 to the Corporation’s 6- K Report filed with the Commission on March 15, 2007).

4(p)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 16, 2007. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6- K Report filed with the Commission on March 14, 2008).

4(q)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 10, 2008. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6- K Report filed with the Commission on March 13, 2009).

4(r)

Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 2, 2009. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 11, 2010).

8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11

Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)

12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION

I, Paul Averback, President and CEO of Nymox Pharmaceutical Corporation, certify that:

1.	I have reviewed this annual report for the year ended December 31, 2009 of Nymox Pharmaceutical Corporation;

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

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

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

Date: March 11, 2010

/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer
Nymox Pharmaceutical Corporation

CERTIFICATION

I, Roy Wolvin, CFO of Nymox Pharmaceutical Corporation, certify that:

1.	I have reviewed this annual report for the year ended December 31, 2009 of Nymox Pharmaceutical Corporation;

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

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

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

Date: March 11, 2010

/s/ Roy Wolvin
Roy Wolvin
Chief Financial Officer
Nymox Pharmaceutical Corporation

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Averback, President and CEO of Nymox Pharmaceutical Corporation, do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Annual Report for the year ended December 31, 2009 of Nymox Pharmaceutical Corporation and filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on Nymox Pharmaceutical Corporation

Date: March 11, 2010

/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer
Nymox Pharmaceutical Corporation

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Roy Wolvin, CFO of Nymox Pharmaceutical Corporation, do hereby certify that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the information contained in the Annual Report for the year ended December 31, 2009 of Nymox Pharmaceutical Corporation and filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations on Nymox Pharmaceutical Corporation

Date: March 11, 2010

/s/ Roy Wolvin
Roy Wolvin
Chief Financial Officer
Nymox Pharmaceutical Corporation