Form 20-F/A
period 2010-12-31
NYMOX PHARMACEUTICAL CORP
filed 2011-06-03
CIK 1018735

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20–F/A
Amendment No.1

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

Yes [   ] No [ X ]

EXPLANATORY NOTE

This Form 20-F/A is being filed by Nymox Pharmaceutical Corporation as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, as originally filed with the Securities and Exchange Commission on March 15, 2011 (the “Original 2010 20-F” and, as amended by this Amendment No. 1, the “2010 20-F”), to amend the Original 2010 20-F to correct an administrative error by attaching Exhibits 4(s) and 4(t) thereto as separate exhibits to the 2010 20-F, rather than as a part of the main body thereof.

We are including in this Amendment No. 1 currently dated certifications by our principal executive officer and our principal financial officer. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original 2010 20-F, or reflect any events that have occurred after the Original 2010 Form 20-F was originally filed.

ITEM 19. EXHIBITS

The following exhibits are included with or incorporated by reference into this report:

Exhibit No.	Description
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 1, 2010 (filed herewith)
4(t)	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010 (filed herewith)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) (filed herewith)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) (filed herewith)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

/s/ Paul Averback
Paul Averback
Title: President

Date: June 3, 2011

EXHIBIT INDEX - NYMOX PHARMACEUTICAL CORPORATION
Form 20-F/A Annual Report

Exhibit No.	Description
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments Limited dated November 1, 2010 (filed herewith)
4(t)	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010 (filed herewith)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) (filed herewith)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) (filed herewith)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)