Form 20-F
period 2011-12-31
NYMOX PHARMACEUTICAL CORP
filed 2012-03-15
CIK 1018735

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20–F

[   ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or
[ X ] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011
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

32,993,302 shares as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ] No [X]

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

Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [ X ] Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards [ X ] as issued by the International Accounting Standards Board.	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ] Item 18 [   ]

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2011 and 2010 and in accordance with Canadian generally accepted accounting principles (“GAAP”), reconciled to U.S. GAAP, for 2009, 2008 and 2007. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data

(In U.S. dollars)
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2011	2010	2009(1)	2008(1)	2007(1)
	IFRS	IFRS	CANADIAN GAAP	CANADIAN GAAP	CANADIAN GAAP
Current Assets	$6,335,710	$13,470,096	$1,074,279	$480,505	$430,960
Property & Equipment	22,160	14,730	16,152	21,525	19,710
Patents & Intellectual Property	0	0	0	220,855	441,708
Total Assets	6,375,266	13,502,222	1,090,431	749,879	989,372
Total Current Liabilities	3,429,092	5,195,503	1,742,597	1,256,885	1,294,745
Share Capital	66,062,961	62,855,147	57,955,147	53,850,147	50,155,147
Equity	(5,197,559)	(2,454,614)	(1,452,166)	(1,307,006)	(1,105,373)
Total Revenues	3,113,815	691,450	415,980	428,409	433,933
Sales	496,215	582,383	415,980	426,675	412,923
Research & Development Expenditures (2)	8,974,171	4,880,126	3,043,219	2,388,911	3,468,273
Net Loss	9,652,389	6,536,313	5,130,074	4,637,103	5,746,149
Loss per Share (basic & diluted)	$0.30	$0.20	$0.17	$0.16	$0.20
Weighted Avg. No. of Common Shares	32,711,431	31,940,584	30,717,822	29,749,000	29,005,342

			U.S. GAAP (1)	U.S. GAAP (1)	U.S. GAAP (1)
Net Loss	N/A	N/A	$5,282,534	$4,590,345	$5,290,431
Loss per Share	N/A	N/A	0.17	0.15	0.18
Shareholders’ Equity	N/A	N/A	2,102,997	2,400,617	2,555,492

(1)

The Corporation adopted IFRS in 2011 with a transition date of January 1, 2010. Consequently, the selected consolidated financial data for 2009, 2008 and 2007, which was presented in conformity with Canadian GAAP, and with U. S. GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for 2011 and 2010.

(2)	We earn research tax credits by making qualifying research and development expenditures. These amounts shown are net of research tax credits and grants.

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

We May Not Achieve Our Projected Development Goals in the Time Frames We Announce and Expect

We make public statements regarding the achievement of our milestones, such as the commencement and completion of clinical trials, regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $6.5 million in 2010 and $9.7 million in 2011. As of December 31, 2011, Nymox’s accumulated deficit was approximately $82.1 million.

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

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $5.5 – 9.5 million per year over the next year through our current cash position and additional financing, including draw downs through our Common Stock Private Purchase agreement with Lorros-Greyse Investments, Ltd. (“Lorros-Greyse”). The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. Clinical trials will substantially increase cash requirements. We anticipate being able to meet these requirements as they arise. We plan to raise capital either through a new round of financing and/or through partnering with a major pharmaceutical corporation. The financial crisis in the United States and the global economic recession has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of Lorros-Greyse. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

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

Developing and improving our diagnostic products is also challenging. The science and technology of the detection and measurement of very small amounts of biochemicals in bodily fluids and tissue is evolving rapidly. We may need to make significant expenditures in research and development costs and licensing fees in order to take advantage of new technologies. If any major changes to our testing technologies used in our AlzheimAlert™, NicAlert™ or TobacAlert™ tests are made, further validation studies will be required. Developing new diagnostic products is more challenging, requiring identification and validation of the biochemical marker being detected by the new product in the clinical context and the development and validation of the product designed to detect the marker.

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

  vaccines and other immunotherapies for Alzheimer’s disease. A number of pharmaceutical and biotechnology companies including Pfizer, Johnson & Johnson, Genentech and Baxter are working on such therapies.

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

Our treatments under development for enlarged prostate BPH face significant competition from existing products. There are eight drugs approved for treatment of BPH: four proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo®)), a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

The diagnostic testing industry is also highly competitive. In the area of Alzheimer’s disease, Athena Diagnostics, Inc. markets diagnostic tests for different biochemical indicators found in blood and spinal fluid and for genetic predispositions for the illness. Other companies are attempting to develop and market other diagnostic products in this area. Lilly has applied for approval of Amyvid™ (florbetapir), an imaging agent intended to help detect the signs of Alzheimer’s disease. In January 2011 an FDA panel voted 13-2 to recommend against approval at that time. Lilly is continuing to pursue FDA approval of Amyvid™; GE and Bayer are also developing similar technologies. The introduction of other diagnostics products for Alzheimer’s disease or tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our AlzheimAlert™, NicAlert™ or TobacAlert™ products.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. In March 2010, the United States enacted health care reform legislation. Important market reforms have begun and will continue through full implementation in 2014. The United States Supreme Court said that it will hear arguments this spring challenging the constitutionality of the new laws. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer coverage for our products at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in consolidations and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation depends on financing under the Common Stock Private Purchase Agreement to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 32,996,302 common shares of Nymox issued and outstanding as of March 15, 2012. In addition, 5,375,500 share options are outstanding, of which 5,218,625 are currently vested. Expiry dates for Nymox options range from 13 months to 9.4 years (see note 9(b) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

Smoking and other tobacco product use is a serious public health problem around the world. Smoking kills. According to the Centers for Disease Control and Prevention, cigarette smoking is responsible for more than 443,000 deaths per year in the United States alone. Smoking can cause cancer of the lung, mouth, bladder, larynx, esophagus and other organs, as well as heart disease and stroke and chronic lung disease. Every year, exposure to second-hand smoke (environmental tobacco smoke or ETS) causes an estimated 3,400 nonsmoking Americans to die of lung cancer and up to 300,000 American infants and small children to suffer from lower respiratory tract infections.

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

The technology used in these products is covered by patents and patent applications held by Nymox's subsidiary, Serex, Inc., both in the U.S. and elsewhere in the world with expiry dates no earlier than September 2012.

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

Effective March 1999, Nymox entered into a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital. Under the terms of this agreement, Nymox continued to sponsor research into the uses of NTP, their antibodies or genes for diagnostic, therapeutic and research purposes and to pay the patent costs for any patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of any such patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license. The sponsorship of this agreement expired in March 2005; however, Nymox retains the exclusive license to patent rights on certain NTP-based technology including a license to two issued U.S. patents.

Nymox believes that its AlzheimAlert™ test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer’s disease. An independent peer-reviewed double blind study from 8 prestigious centers across the U.S. found the level of accuracy of the AlzheimAlert™ urine test to be over 90% (Journal of the American Medical Directors Association Jan 2007; 8:21-30; “A multi-center blinded prospective study of urine NTP measurements in patients with suspected Alzheimer's disease,” Goodman I et al.). This study confirmed several earlier Corporation funded trials of the AlzheimAlert™ technology. In earlier studies, the test results were positive for over 87% of the patients with verified Alzheimer disease and negative in over 89% of subjects without the disease (known as a low false positive rate). The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer’s with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer’s disease is not the cause of the patient’s symptoms and to target the other, often reversible causes of the patient’s symptoms, such as depression. There can be no assurance that further studies will repeat the same level of success experienced to date.

In January 2007, a second peer-reviewed report was published in the Journal of Clinical Laboratory Analysis providing further positive data on the accuracy and utility of the Corporation's urinary AlzheimAlert™ test (J Clin Lab Anal. Jan 2007;21:24-33, “Competitive ELISA studies of NTP in urine in Alzheimer's disease”). The paper reported excellent performance in laboratory studies and impressive reproducibility of clinical test results for patients and controls who were re-tested at intervals ranging from 2 days to 4.5 years.

Recent publications in the peer-reviewed literature concerning the clinical utility of the assay in the diagnosis of Alzheimer’s disease include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104); Journal of Contemporary Neurology (1998; art. 4a); Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226); Alzheimer’s Reports (1999; 2: 327-332), (2000; 3: 177-184), (2001; 4: 61-65) and (2002; 5: 1-6); Neurology (2000; 54: 1498-1504) and (2000; 55: 1068); Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2004; 6(3): 231-42); Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60: 2679-91); Neurology and Clinical Neurophysiology (2002; 1: 2-7); Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) and (1996; 55: 1038-1050), Frontiers in Bioscience (2002; 7: d989-96), Journal of the American Medical Directors Association (2007; 8:21-30), Journal of Clinical Laboratory Analysis (Jan 2007;21:24-33), Expert Review of Molecular Diagnostics (2008; 8:21-28) and Journal of the American Medical Directors Association (June 2011; 12(5):372-6).

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

  Innogenetics NV, which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.

  Amorfix Life Sciences Ltd., which currently markets a research test to detect aggregated amyloid protein in brain test and has under development related blood and CSF tests.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. On January 20, 2011, an FDA Advisory Committee panel recommended against the approval at that time of Lilly’s Amyvid™ (florbetapir), a molecular imaging tool developed to detect beta-amyloid plaque in the brain. The Committee’s decision left open the possibility of approval at a later time after a further study is completed. A number of companies, including GE and Bayer, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease. In June 2004, the CMS approved limited coverage of a Positronic Emission Tomography (PET) imaging procedure for helping to more precisely distinguish Alzheimer's disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute on Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease.

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for BPH, using novel compounds. Our lead candidate NX-1207, which successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006, is presently in Phase 3. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. Nymox reported positive results in twelve follow-up studies of available subjects from the completed Phase 1 and 2 clinical trials. On March 16, 2011, Nymox announced positive results from a long term outcome study of NX-1207. The study evaluated symptomatic change and treatment status of patients involved in the Company’s NX02-0012 and NX02-0013 Phase 1-2 U.S. studies of NX-1207 initially undertaken in 2003. Patients treated with NX-1207 were followed on an unselected and as available basis and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 7 ½ years after a single treatment with NX-1207. As an inclusion criterion, all subjects enrolled in these studies were previous failures on conventional approved drug treatments. Data was available for 63% of the patients from the initial studies. Overall, 58% of the men in the new outcome study treated with NX-1207 reported no subsequent surgical treatment and no current drug treatment for their BPH. There were no indications of any drug safety issues in any of the patients.

Completed Phase 2 studies have shown that a single administration of NX-1207 resulted in symptomatic improvements which reached statistical significance compared to double-blinded placebo and study controls. Patient-reported improvements in the standardized BPH symptom score were on average 8 to 10 points at 90 days as compared to the approximately 3 to 5 points reported on average for currently approved BPH drugs. The drug is administered by a urologist in an office setting in a brief procedure that does not require anesthesia, sedation, or catheterization and involves little or no pain or discomfort. NX-1207 treatment has not been found to have the sexual, blood pressure, or other side effects associated with the use of the approved drugs for the treatment of BPH. Follow-up studies have shown clinical efficacy effects lasting up to 7½ years after a single treatment.

In February 2009, the Corporation reported concluding a positive and productive EOP2 meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrolment of 1,000 patients.

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

NX-1207 for Prostate and Liver Cancer

We are also developing NX-1207 as a focal treatment for certain types of cancer. On August 26, 2009, Nymox announced that NX-1207 has been shown to produce strongly positive results when given to animals with hepatocellular carcinoma (HCC). In the experimental studies, the cancers were significantly reduced in size after 2 local injections of NX-1207. On October 14, 2009, we announced that NX-1207 had been shown to produce strongly positive results in laboratory studies of human prostate cancer. In addition, local injection of NX-1207 showed activity in animals with transplanted human prostate carcinoma. The NX-1207 used in these studies is a higher dosage from that of NX-1207 used to treat BPH.

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

On May 10, 2011, Nymox announced that recruitment began for NX02-0020, a small open-label safety study of NX-1207. The study will enroll approximately 100-200 subjects who have already participated in previous studies of NX-1207. The study will assess the safety of repeat injection of the drug. Previous studies of NX-1207 have been single injection only. Eligible subjects will be enrolled from approximately 70 U.S. clinical trial sites. The study will run concurrently with the large pivotal Phase 3 studies of NX-1207 which are ongoing. NX02-0020 is expected to be concluded before the pivotal studies NX02-0017 and NX02-0018 are completed. For each enrolled subject in the new trial, participation will last 180 days.

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

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to the National Institute on Aging’s 2009 Progress Report on Alzheimer’s Disease: Discovery and Hope, experts agree that the number of people with AD will increase significantly if current population trends continue and no preventive treatments become available. As people live longer, they become more at risk of developing Alzheimer’s disease. The U.S. Census Bureau projects that the number of people in the U.S. aged 65 will double to about 72 million people by 2035 with the 85-and-older group being the fastest growing segment of the U.S. population by then.

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

Nymox licensed the NTP technology in 1997 from Harvard University and the Massachusetts General Hospital as part of a sponsored research and licensing agreement. Under the terms of this agreement, Nymox sponsored the research of the principal investigators into the use of NTP, its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patents costs and royalties continue for the life of the patents, which run until November, 2014 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are eight issued U.S. patents under license and a larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement terminated in March, 1999. Nymox retained the exclusive license to the rights to the NTP-related patents owned by the Massachusetts General Hospital.

Effective March 1999, Nymox entered into a similar sponsored research and licensing agreement with Brown University and the Rhode Island Hospital. Under the terms of this agreement, Nymox continued to sponsor research into the uses of NTP, their antibodies or genes for diagnostic, therapeutic and research purposes and to pay the patent costs for any patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of any such patents to sell products and to use processes encompassed by them. The Rhode Island Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. Nymox is to pay the Rhode Island Hospital a 4% royalty of the net sales price of any product developed and sold under the license. The sponsorship agreement expired in March 2005; however, Nymox retains the exclusive license to patent rights on certain NTP-based technology including a license to two issued U.S. patents.

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

Our lead candidate is NX-1207, a treatment for BPH. We cannot predict with any certainty the outcome of future trials, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

In response to rising health care costs, there have been a number of legislative and administrative proposals in the U.S. for the reform of the heathcare system. In 1997 the U.S. Congress implemented sweeping changes to the U.S. Medicare and Medicaid systems. Under Part C: Medicare + Choice programs, beneficiaries can opt for a variety of health delivery models, including coordinated care plans, HMOs, preferred provider organizations and provider sponsored organizations, private fee-for-service plans and medical savings account plans. In addition, states have the option to require Medicaid recipients to enroll with managed health care plans without first obtaining a waiver, making it substantially easier for the states to meet their Medicaid obligations through private managed care organizations. All these health care delivery systems, including the original Medicare and Medicaid systems, are subject to funding formulas and spending caps and may compensate for these restrictions by limiting coverage, eligibility and/or payments. In 2003, the U.S. government added insurance coverage to help pay for prescription drugs to Medicare. In March 2010, the United States enacted health care reform legislation. Important market reforms have begun and will continue through full implementation in 2014. The United States Supreme Court said that it will hear arguments this spring challenging the constitutionality of the new laws. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. The long-term impact of legislative changes in terms of their efficiency, effectiveness and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect our ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to us.

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

The Corporation currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has twenty-three U.S. patents issued or allowed and a corresponding larger number of patents and patent applications worldwide. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for our current issued patents is October 2014 and the rest range from 2016 through 2027.

Nymox's subsidiary, Serex, has thirteen patents issued or allowed in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex's proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2012 to 2017.

Nymox also has exclusive rights to twelve issued U.S. patents as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in September 2012.

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

  Athena Diagnostics, Inc., a division of Quest Diagnostics, which is currently marketing three tests claimed to aid in the diagnosis of Alzheimer's disease: a genetic test for the rare cases of familial, early-onset Alzheimer's disease; a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person with at least one of the genes contracting the disease; and a test for two proteins in the spinal fluid of patients.

  Innogenetics NV, which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.

  Amorfix Life Sciences Ltd., which currently markets a research test to detect aggregated amyloid protein in brain test and has under development related blood and CSF tests.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. On January 20, 2011, an FDA Advisory Committee panel recommended against the approval at that time of Lilly’s Amyvid™ (florbetapir), a molecular imaging tool developed to detect beta-amyloid plaque in the brain. The Committee’s decision left open the possibility of approval at a later time after a further study is completed. A number of companies, including GE and Bayer, are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease. In June 2004, the CMS approved limited coverage of a Positronic Emission Tomography (“PET”) imaging procedure for helping to more precisely distinguish Alzheimer's disease from a rarer type of dementia when clinical evaluation has been inconclusive. In October 2004, the National Institute of Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s Disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease.

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

Our treatments under development for BPH face significant competition from existing products. There are eight drugs approved for treatment of BPH: four proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo®)) a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years. The revenue in 2011 and 2010 include recognition of revenue related to the upfront payment of €10 million (U.S. $13.1 million) received from Recordati in December 2010.

Revenues:	Canada	United States	Europe & Other
2011	$11,537	$437,410	$2,664,868
2010	$15,900	$505,897	$169,653
2009	$11,386	$328,564	$76,030

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

We have under development therapeutic agents for the treatment of Alzheimer’s disease, the treatment of BPH and of certain antibiotic-resistant infections as well as antibacterial agents for E. coli contamination of food and drink products.

In September 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA.

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

History of Capital Funding

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. However, since 1997, a small portion of our funding also comes from sales. Since its incorporation in May 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares.

On December 1, 1997, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999.

On January 27 2003, we entered into a Common Stock Private Purchase Agreement with an investment corporation, Lorros-Greyse, for the future issuance and purchase of Nymox’s common shares.

Under the terms of this agreement, which has since been replaced annually by new agreements with Lorros-Greyse, we may give notice to Lorros-Greyse requiring it to purchase a specified dollar amount of our shares. The amount specified in any one notice may be up to $1,000,000 but not less than $100,000. The maximum amount can be higher if both parties agree. The number of shares Nymox will issue to Lorros-Greyse in return for that money will be equal to the amount specified in the notice divided by 97% of the average market price of our common shares for the five trading days preceding the giving of the notice. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

Under the agreement dated November 10, 2008, we received $4,105,000 during 2009 and under the agreement dated November 2, 2009; we received a total of $4,700,000 during 2010.

On November 1, 2010, we signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2010, subject to the same terms and conditions as before.

Under this agreement dated November 1, 2010, which became effective November 25, 2010, we received a total of $3,200,000 for the following shares under this common stock private purchase agreement:

  December 9, 2010, 49,261 common shares were issued at a price of $4.06 per share.

  July 20, 2011, 114,416 common shares were issued at a price of $8.74 per share.

  October 17, 2011, 123,916 common shares were issued at a price of $8.07 per share.

  November 1, 2011, 115,075 common shares were issued at a price of $8.69 per share.

On November 1, 2011, we signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2011, subject to the same terms and conditions as before.

As of March 15, 2012, there have been no drawdowns under this agreement dated November 1, 2011, which became effective December 19, 2011, As of March 15, 2012, Nymox had approximately $15 million of financing available under the facility. We expect this Common Stock Private Purchase Agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Corporation has received total proceeds of approximately $1.08 million from the exercise of 377,400 options since 1995. In 2011, 28,000 options were exercised. No other options have been exercised since May 2007.

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

In total, Nymox has raised over $66.0 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have no contractual obligations of significance other than long-term lease commitments for our premises in Canada and the United States of $31,158 through to August 2012 and August 2012 respectively. Contractual obligations are summarized in the Management’s Discussion and Analysis below.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2011 and 2010. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 15, 2012. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia (“BPH”) which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. The Corporation successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in twelve follow-up studies of available subjects from the completed Phase 1 and 2 clinical trials. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. The Corporation is also developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

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

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards (“IFRS”). The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

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

(ii)

Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

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

Valuation of Property and Equipment

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

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property and equipment are impaired.

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

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of December 31, 2011 and 2010, due to uncertainties related to our ability to utilize all of our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Selected Annual Information	2011	2010	2009 (i)
Total revenues	$3,113,815	$691,450	$415,980
Net loss	$(9,652,389)	$(6,536,313)	$(5,130,074)
Loss per share (basic & diluted)	$(0.30)	$(0.20)	$(0.17)
Total assets	$6,375,266	$13,502,222	$1,090,431
Non-current financial liabilities	$400,000	$400,000	$400,000

Quarterly Results	Q4 – 2011	Q3 – 2011	Q2 – 2011	Q1 – 2011
Total revenues	$777,606	$804,712	$766,482	$765,015
Net loss	$(1,659,125)	$(1,614,041)	$(1,948,132)	$(4,431,091)
Loss per share (basic & diluted)	$(0.05)	$(0.05)	$(0.06)	$(0.14)
	Q4 – 2010	Q3 – 2010	Q2 – 2010	Q1 – 2010
Total revenues	$313,143	$26,896	$104,550	$246,861
Net loss	$(2,057,314)	$(1,649,061)	$(1,646,586)	$(1,183,352)
Loss per share (basic & diluted)	$(0.06)	$(0.05)	$(0.05)	$(0.04)

The revenues in 2011 and 2010 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The higher net loss in the year ended December 31, 2011 is related primarily to higher stock-based compensation expense recorded during the first quarter of 2011 due to 865,000 options granted in the first quarter of 2011 of which the majority vested immediately.

(i) The Corporation adopted IFRS in 2011 with a transition date of January 1, 2010. Consequently, the selected financial information for 2009, as presented in our 2009 MD&A, which was presented in conformity with Canadian GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for 2011 and 2010.

Results of Operations – 2011 compared to 2010

Net losses were $1,659,125, or $0.05 per share, for the quarter, and $9,652,389, or $0.30 per share, for the year ended December 31, 2011, compared to $2,057,314, or $0.06 per share, for the quarter and $6,536,313, or $0.20 per share, for the year ended December 31, 2010. Net losses include stock compensation charges of $4,005,404 in 2011 and $478,865 in 2010. The increase in net losses in 2011 is principally attributable to the stock compensation charges. The weighted average number of common shares outstanding for the year ended December 31, 2011 was 32,711,431 compared to 31,940,584 for the same period in 2010.

Revenues

Revenues from sales of goods amounted to $123,206 for the quarter and $496,215 for the year ended December 31, 2011, compared with $204,076 for the quarter and $582,383 for the year ended December 31, 2010. A large number of orders by one client for NicAlert™/TobacAlert™ in 2010 were not repeated in 2011, which explains the decrease in sales. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the three months and year ended December 31, 2011, amounts of $654,400 and $2,617,600 respectively were recognized as revenue relating to the upfront payment received from Recordati in December 2010, compared to $109,067 for the three months and year ended December 31, 2010. At December 31, 2011, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $10,361,333.

Research and Development

Research and development expenditures were $1,890,452 for the quarter and $9,461,081 for the year ended December 31, 2011, compared with $1,396,699 for the quarter and $5,116,227 for the year ended December 31, 2010. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $2,357,307 in the year ended December 31, 2011 and $318,184 in the comparative period in 2010. The increase in expenses in 2011 is primarily attributable to the stock compensation charges due to 905,000 options mainly granted in the first quarter of 2011 of which the majority vested immediately. Expenditures on the clinical trial for NX-1207 also increased compared to the same period in 2010, principally on salaries by approximately $353,000 and on clinical site and laboratory services by approximately $1,501,000, with corresponding increases for the quarter. In 2011, research tax credits and grants amounted to $486,910 compared to $236,101 in 2010 due to the recognition in 2011 of the grant awarded from the U.S. government under the Qualifying Therapeutic Discovery Project in the amount of $244,479. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $51,964 for the quarter and $642,235 for the year ended December 31, 2011, in comparison to expenditures of $42,589 for the quarter and $152,389 for the year ended December 31, 2010. Marketing expenditures also include stock compensation charges of $434,635 for the year ended December 31, 2011 and $4,780 in 2010. The increase in expenses in 2011 is primarily attributable to the stock compensation charges. The balance of the increase for the quarter and for the year is due to an increase in salaries by approximately $20,000 and costs of publicity by approximately $35,000 in 2011 compared to 2010. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $443,895 for the quarter and $2,832,870 for the year ended December 31, 2011, compared with $923,464 for the quarter and $1,847,122 for the year ended December 31, 2010. General and administrative expenditures also include stock compensation charges of $1,213,462 for the year ended December 31, 2011 and $155,901 in 2010. The increase in expenses in 2011 is attributable to the stock compensation charges. The decrease for the quarter is due to higher expenditures in the fourth quarter of 2010 in professional fees by approximately $780,000, which were not repeated in 2011. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance Costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 66% of 2011 expenses (78% in 2010) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2011 or 2010.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than long-term lease commitments for rental of laboratory and office space, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4+ years
Rent for laboratory and office space	$367,771	$280,789	$86,982	$0
Operating Leases	$21,713	$10,964	$10,749	$0
Total Contractual Obligations	$389,484	$291,753	$97,731	$0

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2011 and 2010.

Refer to note 18 of the consolidated financial statements for key management personnel disclosures.

Financial Position

Liquidity and Capital Resources

As of December 31, 2011, cash totalled $5,918,921 and receivables including tax credits totalled $393,169. In December 2010, the Corporation received an upfront payment of €10 million (US$13.1 million) pursuant to a license and collaboration agreement with Recordati for the development and commercialization of NX-1207 in Europe and other countries. In November 2010, the Corporation signed a common stock private purchase agreement, whereby Lorros-Greyse Investments, Ltd. (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective November 25, 2010. As at December 31, 2011, four drawings were made under this purchase agreement, for total proceeds of $3,200,000. On December 9, 2010, 49,261 common shares were issued at a price of $4.06 per share. On July 20, 2011, 114,416 common shares were issued at a price of $8.74 per share. On October 17, 2011, 123,916 common shares were issued at a price of $8.07 per share. On November 1, 2011, 115,075 common shares were issued at a price of $8.69 per share.

The Corporation negotiated a new agreement with the Purchaser on November 1, 2011, which became effective December 19, 2011, under the same terms and conditions of the previous agreement. As at December 31, 2011, no drawings were made under this purchase agreement. At December 31, 2011, the Corporation can draw down $15,000,000 over the remaining 22 months under the agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that cash balances, funds from operations, as well as funds from the common stock private purchase agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies almost exclusively on this financing as well as collaboration agreements to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) -Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market. Since 2003 through to December 2011, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

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

Foreign currency risk

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 66% of expenses that occurred during the year ended December 31, 2011 (2010 - 78%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2011 or 2010.

The following table provides significant items exposed to foreign exchange:

	December 31	December 31	December 31
CA$	2011	2010	2010
Cash	$320,662	$26,736	$71,224
Trade accounts receivable, other receivables and research tax credits receivable	$119,192	$30,106	$291,671
Trade accounts payable and accrued liabilities	$(399,802)	$(299,776)	$(330,357)
	$40,052	$(242,934)	$32,538)

The following exchange rates were applied for the years ended December 31, 2011 and 2010 and as at January 1, 2010:

	Average rate
	(twelve months)	Reporting date rate
US$ - CA$ - December 31, 2011	0.9891	1.0170
US$ - CA$ - December 31, 2010	1.0299	0.9946
US$ - CA$ - January 1, 2010	N/A	1.0510

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss for the year ended December 31, 2011 by less than $5,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $31,546 (December 31, 2010 - $11,278; January 1, 2010 - $66,354), all of which were aged under 45 days. Four customers (December 31, 2010 - four customers; January 1, 2010 - four customers) accounted for 100% (December 31, 2010 - 100%; January 1, 2010 - 88%) of the trade receivables balance at December 31, 2011, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2011, nor for the year ended December 31, 2010.

At December 31, 2011, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2011, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 14 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 9 (a) - Common Stock Private Purchase Agreement.

The following are the contractual maturities of financial liabilities:

	Carrying	Less than
	Amount	1 year	1 year to 5 years
Trade accounts payable and accrued liabilities:
December 31, 2011	$811,492	$811,492	–
December 31, 2010	$2,577,903	$2,577,903	–
January 1, 2010	$1,729,951	$1,729,951	–

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

Outstanding Share Data

As at March 15, 2012, there were 32,996,302 common shares of Nymox issued and outstanding. In addition, 5,375,500 share options are outstanding, of which 5,218,625 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2011.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2011 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into IFRS, as issued by the International Accounting Standards Board (“IASB”). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Corporation was required to report under IFRS starting with its 2011 interim and annual financial statements.

The consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with IFRS and its interpretations as issued by the IASB. These are the Corporation’s first annual audited consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 20 of the audited consolidated financial statements. This note includes reconciliations of financial position and equity as at January 1, 2010 and December 31, 2010, and of net loss and comprehensive loss for the year ended December 31, 2010 reported under Canadian generally accepted accounting principles (previous “GAAP”) to those reported under IFRS.

In preparing the audited consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Corporation has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Corporation elected to apply the following optional exemptions from full retrospective application:

(i)	Business combination exemption:

The Corporation has elected not to apply IFRS 3, Business Combinations, retrospectively for its past business combination.

(ii)	Share-based payment exemption:

The Corporation has elected not to apply IFRS 2, Share-based Payment, retrospectively to stock options that were granted on or before November 7, 2002, and to stock options that were granted after November 7, 2002 that vested before January 1, 2010 (the date of transition to IFRS). Accordingly, the Corporation has elected to apply IFRS 2 only to stock options that were granted after November 7, 2002 that were not vested by January 1, 2010.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

Impact on the Corporation’s consolidated financial statements

Set out below are the main areas where changes in accounting policies in conversion to IFRS impacted the Corporation’s audited consolidated financial statements:

Stock-based compensation

In accordance with IFRS 2, Share-based Payment, the Corporation’s stock options that vest in instalments need to be accounted for as though each instalment is a separate stock option grant, and therefore the fair value is to be measured separately for each instalment and recognized over the vesting period of each instalment. In accordance with Canadian GAAP, the Corporation’s stock options that vested in instalments were accounted for as a whole, for stock options granted on the same day and a fair value was measured for each stock options grant and recognized over the vesting period of each stock options grant as a whole.

The impact on the audited consolidated statements of financial position and on the audited consolidated statements of comprehensive loss arising from this change is summarized as follows:

Consolidated statements of financial position:	January 1, 2010	December 31, 2010
Increase to additional paid-in capital	$1,526,314	$1,106,594
Increase to deficit	(1,526,314)	(1,106,594)
Adjustment to equity	$ –	$ –

Consolidated statement of operations and comprehensive loss:	Year ended December 31, 2010
Decrease in research and development expenses	$(369,816)
Decrease in general and administrative expenses	(44,364)
Decrease in marketing expenses	(5,540)
Adjustment to net loss and comprehensive loss	$(419,720)

Non-controlling interest

The non-controlling interest of $400,000 reported outside of shareholders' equity and included in preferred shares of a subsidiary for Canadian GAAP purposes was reclassified to equity, separately from equity of the owners of the Corporation, in accordance with IFRS.

Other changes

Note 20 of the audited consolidated financial statements for the year ended December 31, 2011 contains a detailed description of the Corporation’s conversion to IFRS, including a line-by-line reconciliation to IFRS of the Corporation’s statements of financial position previously prepared under Canadian GAAP as at January 1, 2010 and December 31, 2010 and of the Corporation’s statements of operations and comprehensive loss for the year ended December 31, 2010 previously prepared under Canadian GAAP.

Impact on the Business

The impact of the conversion to IFRS on the Corporation was minimal and therefore resulted in a limited number of adjustments. The Corporation’s existing systems accommodated the required changes.

Impact on Information Systems and Technology

The transition had no impact on the Corporation’s IT system.

Impact on Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Corporation’s internal control over financial reporting was not significantly affected by the transition to IFRS. The IFRS differences mostly required presentation changes to report more detailed information in the notes to the audited consolidated financial statements, and it did not lead to many differences in the accounting treatments of the Corporation. The Corporation’s disclosure controls and procedures were adapted to take into consideration the changes in recognition, measurement and disclosures practices, but the impact was minimal.

Impact on Financial Reporting Expertise

Training and education was provided to the finance team who is directly affected by the transition to IFRS. This training focused mainly on the process changes required and an overview of the reasons behind the changes from a standards perspective.

Changes in accounting policies:

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the year ended December 31, 2011 and have not been applied in preparing these audited consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRIC and the Corporation is currently assessing their impact on the financial statements:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of the IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows and; the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Corporation intends to adopt IFRS 9 in its consolidated financial statements for the annual period beginning on January 1, 2015.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:

  the nature of, and risks associated with, an entity's interests in other entities; and

  the effects of those interests on the entity's financial position, financial performance and cash flows.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Corporation intends to adopt IFRS 12 in its consolidated financial statements for the annual period beginning on January 1, 2013.

IFRS 13 - Fair Value Measurement (“IFRS 13”) provides new guidance on fair value measurement and disclosure requirements. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRSs. It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. IFRS 13 is effective prospectively for annual periods beginning on or after January 1, 2013. The Corporation intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on January 1, 2013.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

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

  Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH). We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo-controlled clinical trials, and follow-up studies, in the U.S. for NX- 1207, our drug candidate for the treatment of BPH, and are presently in Phase 3. We cannot predict with any certainty the outcome of any future trials nor estimate the costs of completing such trials, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. We anticipate starting a Phase 3 trial in the near future and subsequently filing a New Drug Application (NDA) with the FDA. Given the inherent uncertainties with any Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project. These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

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

  Oncology products. We are in the early stages of developing therapeutic products for oncological indications. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project or its anticipated completion dates. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval.

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

	Year ended	Year ended	Year ended
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
Alzheimer’s Disease: Diagnostics	$44,509	$71,932	$253,020
Alzheimer’s Disease: Therapeutics	$21,595	$18,744	$95,184
Anti-Infectives	$8,243	$5,091	$5,963
BPH (Enlarged Prostate) Therapeutics	$6,281,443	$4,231,508	$2,576,936
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	$8,424	$7,095	$5,353
Oncology	$237,934	$217,349	$106,763
Total	$6,602,148	$4,551,719	$3,043,219

For the earlier periods from 1995 to 1998, the Corporation did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 2001, the general research expenses related primarily to the development of diagnostic products and therapeutic candidates for Alzheimer’s disease. From 2002 to 2004, expenses related primarily to R&D in the areas of Alzheimer’s disease and in BPH. Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows: 2008: $2,388,911; 2007: $3,468,273; 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $44,025,717

The Corporation expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Corporation's research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred. Research and development costs are allocated in reasonable and realistic proportion to the projects that benefited from those costs.

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

Trend Information

The Corporation does not currently know of any trends that would be material to our operations.

Off-Balance Sheet Arrangements

The Corporation has no existing off-balance sheet arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 61, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 48, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 86, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 55, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 61, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 60, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 57, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Brian Doyle, B.Sc., M.B.A., 57, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ending on December 31, 2011 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2011 for the Named Executive Officers: The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and three most highly compensated executive officers.

During the financial year ended December 31, 2011, four executives received grants totaling 790,000 options. No executive officer received any other share-based awards, or any bonuses or other non-equity incentive compensation. The Corporation does not have a share-based incentive plan, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ending December 31, 2011 were Dr. Roger Guy, Paul McDonald and Randall Lanham.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ending on December 31, 2011 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2011 for the directors. Two current directors, Dr. Paul Averback, the President and CEO of the Corporation, and Jack Gemmell, General Counsel, are members of the senior management of the Corporation and do not receive any compensation for acting as a director. Their compensation as Named Executive Officers is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive
Name and			Share-	Option-	plan compensation
principal position	Year	Salary	based	based	Annual	Long-term	Pension	All Other	Total
			awards	awards	incentive	incentive	value	Compensation	Compensation
					plans	plans
Dr. Paul Averback
CEO and	2011	$190,000		500,000					$190,000
President
Mr. Roy Wolvin	2011	$147,445		20,000					$147,445
CFO
Mr. Brian Doyle
Global Sales	2011	$166,597		100,000					$166,597
Manager
Mr. Jack Gemmell
General Counsel,	2011	$163,032		170,000					$163,032
CIO

Salaries are payable in Canadian dollars, but expressed above in US$.

Outstanding Incentive Plan Awards as of December 31, 2011: Named Executive Officers

				Option-based Awards
	Number of securities underlying			Option exercise	Option	Value of unexercised in-
Name	unexercised options			price	expiration date	the-money options
	Total	Unvested(1)	Vested		(mm/dd/yy)
	500,000		500,000	$3.00	10/24/13	$2,610,000
Dr. Paul	3,000,000	250,000	2,750,000	$3.00	08/24/16	$14,355,000
Averback	500,000		500,000	$7.08	01/24/21	$570,000
	5,000		5,000	$2.62	09/09/13	$28,000
	50,000		50,000	$2.82	06/09/16	$270,000
Mr. Roy Wolvin	150,000	12,500	137,500	$3.00	08/24/16	$717,750
	20,000		20,000	$3.65	05/14/19	$91,400
	20,000		20,000	$7.08	01/24/21	$22,800
	20,000		20,000	$2.62	09/09/13	$112,000
Mr. Jack	210,000	17,500	192,500	$3.00	08/24/16	$1,004,850
Gemmell	50,000		50,000	$3.30	01/23/19	$246,000
	25,000		25,000	$3.40	05/03/20	$120,500
	170,000		170,000	$7.08	01/24/21	$193,800
	50,000		50,000	$3.75	04/28/13	$223,500
Mr. Brian Doyle	50,000	3,750	46,250	$3.00	08/24/16	$241,425
	100,000		100,000	$7.08	01/24/21	$114,000

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

(1) Unvested options vest quarterly over a 6 year period beginning in August 2006.

Summary Compensation Table: Directors

		Fees	Share-	Option-	Non-equity	Pension	All other
Name	Year	Earned	based	based	incentive plan	value	compensation	Total
			awards	awards	compensation
Paul McDonald	2011	$16,500		10,000				$16,500
Randall Lanham	2011	$15,500		10,000				$15,500
Roger Guy, MD	2011	$15,500		10,000				$15,500
David Morse, Ph.D.	2011	$14,500		10,000				$14,500

Outstanding Incentive Plan Awards as of December 31, 2011: Directors

		Option-based Awards
Name	Number of securities underlying	Option exercise price	Option expiration	Value of unexercised
	unexercised options		date	in-the-money options
			(mm/dd/yy)
	10,000	$2.74	07/17/16	$54,800
	10,000	$5.95	08/23/17	$22,700
Paul McDonald	10,000	$3.61	07/16/18	$46,100
	10,000	$4.83	07/09/19	$33,900
	10,000	$2.90	07/16/20	$53,200
	10,000	$9.10	07/16/21
	10,000	$2.74	07/17/16	$54,800
	10,000	$5.95	08/23/17	$22,700
Randall Lanham	10,000	$3.61	07/16/18	$46,100
	10,000	$4.83	07/09/19	$33,900
	10,000	$2.90	07/16/20	$53,200
	10,000	$9.10	07/16/21
	10,000	$2.74	07/17/16	$54,800
	10,000	$5.95	08/23/17	$22,700
Roger Guy, MD	10,000	$3.61	07/16/18	$46,100
	10,000	$4.83	07/09/19	$33,900
	10,000	$2.90	07/16/20	$53,200
	10,000	$9.10	07/16/21
	10,000	$2.74	07/17/16	$54,800
	10,000	$5.95	08/23/17	$22,700
David Morse,	10,000	$3.61	07/16/18	$46,100
Ph.D.	10,000	$4.83	07/09/19	$33,900
	10,000	$2.90	07/16/20	$53,200
	10,000	$9.10	07/16/21

During the same period from 2000 to 2011, the salaries of Named Executive Officers increased from $465,805US (2000) to $667,788US (2011), an increase of 3.6% per annum over that twelve year period, or 43.3% in total. During the same period, the Corporation’s stock price has increased approximately 324%.

Share Ownership

As of March 15, 2012, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares	Percentage of Common
	Owned and	Shares Owned and
Name	Controlled	Controlled

Paul Averback, M.D.	13,115,395	39.8%

Randall Lanham	0	*

Paul McDonald	0	*

David Morse, Ph.D.	396	*

Roger Guy, MD	51,979	*

Jack Gemmell	13,725	*

Roy Wolvin	8,920	*

Brian Doyle	10,100	*

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

No more than 7,500,000 common shares may be under option at any time and a maximum of 7,500,000 common shares are available to be issued under the stock option plan as the result of the exercise of options. Options that expire or terminate without being exercised become available to be granted again. Material changes to the stock option plan such as the number of shares available to be optioned require shareholder approval. On June 13, 2011, the shareholders approved amendments to the plan that included increasing the maximum number of shares that could be issued in total under the plan from 5,500,000 to 7,500,000. Since the inception of the stock option plan in 1995, 374,400 options have been exercised under the plan.

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

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee is Roger Guy; the other members are Randall Lanham, David Morse and Paul McDonald. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option plan.

The Corporate Governance Committee consists of the independent directors of the Board. The Chairman of the Committee is Randall Lanham; the other members are Paul McDonald, Roger Guy and David Morse. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

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

In its Hasbrouck Heights and St. Laurent laboratories and offices, for the year 2011, the Corporation employed on the average twenty-six persons (twenty-two in research and development and four in administration and marketing); for the year 2010, the Corporation employed on the average twenty-two persons (eighteen in research and development and four in administration and marketing); for the year 2009, the Corporation employed on the average twenty persons with sixteen in research and development and four in administration and marketing.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of March 15, 2012, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

	Number of Common Shares	Percent of Class of Common
Name of Shareholder	owned by Shareholder	Shares
Dr. Paul Averback	13,115,395	39.8%
All directors and officers as a group	13,200,515	40.1%

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Hal Pettigrew reported in a February 15, 2011 filing that he had dispositive power over 2,647,586 shares of Nymox or approximately 8.2% of Nymox’s shares. Michael Starcher reported in a February 15, 2011 filing that he had dispositive power over 1,952,007 shares of Nymox or approximately 6.02% of Nymox’s shares. The number of shares owned by Hal Pettigrew represents an increase of 252,486 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on March 31, 2010. The number of shares owned by Michael Starcher represents an increase of 157,007 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on November 20, 2008. Hal Pettigrew and Michael Starcher have the same voting rights as all other shareholders. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of March 15, 2012, total shares outstanding were 32,996,302; there were 190 holders of record of the common shares and 4,906 beneficial shareholders in total. Of these, 76 were holders of record of the common shares and 3,902 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 16,910,112 shares, representing approximately 51.25% of the outstanding shares of common stock.

Related Party Transactions

The Corporation did not have any related party transactions for the years ended December 31, 2011, 2010 and 2009. Refer to Note 18 of the consolidated financial statements for key management personnel disclosures.

ITEM 8. FINANCIAL INFORMATION

In 2011, revenues of Nymox Pharmaceutical Corporation’s US subsidiaries were $437,410 and revenues of its Canadian Corporation were $2,676,405 (including Europe and other). We refer to Note 17 of the financial statements below.

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

Legal Proceedings

In November 2011, two former directors of Nymox, who ceased to be directors in 2006, served Nymox with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking orders that they are entitled to exercise options to purchase a total of 125,000 shares of Nymox at a price of $4.33 U.S. or in the alternative damages for lost profit. Nymox believes that the right to exercise these options ended in May 2007 and that the claims are without merit. Nymox intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2011 and 2010 and as at January 1, 2010

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2012 expressed an unqualified opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

March 9, 2012
Montréal, Canada

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
Suite 1500
Tour KPMG
Montréal (Québec) H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nymox Pharmaceutical Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on Nymox Pharmaceutical Corporation's internal control over financial reporting based on our audit.

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
KPMG Canada provides services to KPMG LLP.

In our opinion, Nymox Pharmaceutical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

March 9, 2012
Montréal, Canada

*CA Auditor permit no 20408

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2011 and 2010 and as at January 1, 2010

Financial Statements
	Consolidated Statements of Financial Position	49
	Consolidated Statements of Operations and Comprehensive Loss	50
	Consolidated Statements of Changes in Equity	51
	Consolidated Statements of Cash Flows	52
Notes to Consolidated Financial Statements
1.	Business activities	53
2.	Basis of preparation	53
3.	Significant accounting policies	55
4.	Changes in accounting policies	63
5.	Property and equipment	65
6.	Intangible assets	65
7.	Licensing revenues and deferred revenue	66
8.	Preferred shares of a subsidiary and non-controlling interest	66
9.	Share capital	66
10.	Commitments and contingencies	70
11.	Cost of sales	71
12.	Research tax credits and grants and income taxes	71
13.	Earnings per share	75
14.	Capital disclosures	75
15.	Financial risk management	76
16.	Financial instruments	79
17.	Segment disclosures	79
18.	Related parties	80
19.	Personnel expenses	80
20.	Transition to IFRS	81

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position

December 31, 2011, December 31, 2010 and January 1, 2010
(In US dollars)

			As at December 31	As at January 1
	Note	2011	2010	2010

Assets

Current assets:
Cash		$5,918,921	$13,174,999	$668,702
Trade accounts receivable		31,546	11,278	66,354
Other receivables		119,192	30,270	24,657
Research tax credits receivable		242,431	236,101	251,158
Security deposit		–	–	26,994
Inventories		23,620	17,448	36,414

Total current assets		6,335,710	13,470,096	1,074,279

Non-current assets:
Long-term security deposit		17,396	17,396	–
Property and equipment	5	22,160	14,730	16,152

Total non-current assets		39,556	32,126	16,152

Total assets		$6,375,266	$13,502,222	$1,090,431

Liabilities and Equity

Current liabilities:
Trade accounts payable		$640,507	$2,386,696	$1,494,416
Accrued liabilities
Payroll related liabilities		4,102	24,184	11,257
Other accrued liabilities		166,883	167,023	224,278
Deferred revenue	7	2,617,600	2,617,600	–
Deferred lease inducement		–	–	12,646

Total current liabilities		3,429,092	5,195,503	1,742,597

Non-current liabilities:
Deferred revenue	7	7,743,733	10,361,333	–
Preferred shares of a subsidiary	8	400,000	400,000	400,000

Total non-current liabilities		8,143,733	10,761,333	400,000

Equity:
Share capital	9	66,062,961	62,855,147	57,955,147
Additional paid-in capital		10,445,524	6,493,544	6,014,679
Deficit		(82,106,044)	(72,203,305)	(65,421,992)

Total equity attributable to the equity holders of the Corporation		(5,597,559)	(2,854,614)	(1,452,166)

Non-controlling interest	8	400,000	400,000	400,000

Total equity		(5,197,559)	(2,454,614)	(1,052,166)

Commitments and contingencies	10

Total liabilities and equity		$6,375,266	$13,502,222	$1,090,431

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback MD Director

/s/ Paul McDonald Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2011 and 2010
(In US dollars)

	Note	2011	2010

Revenues:
Sales of goods		$496,215	$582,383
Licensing revenues:
Upfront payment	7	2,617,600	109,067
		3,113,815	691,450

Expenses:
Research and development	9 (c)	9,461,081	5,116,227
Less research tax credits and grants	12 (a)	(486,910)	(236,101)
		8,974,171	4,880,126

General and administrative	9 (c)	2,832,870	1,847,122
Marketing	9 (c)	642,235	152,389
Cost of sales	11	289,866	316,945
		12,739,142	7,196,582

Results from operating activities		(9,625,327)	(6,505,132)

Net finance income (costs):
Finance income	16 (b)	12,817	1,191
Finance costs	16 (b)	(39,879)	(32,372)
		(27,062)	(31,181)

Net loss and comprehensive loss attributed to the equity holders of the Corporation		$(9,652,389)	$(6,536,313)

Basic and diluted loss per share	13	$(0.30)	$(0.20)

Weighted average number of common shares outstanding	13	32,711,431	31,940,584

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity

Years ended December 31, 2011 and 2010
(In US dollars)

		Attributable to equity holders of the Corporation
				Additional			Non-
		Share capital		paid-in			controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity

Balance, December 31, 2010		32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$ 400,000	$(2,454,614)

Transactions with owners, recorded directly in equity:

Issuance of share capital	9 (a)	353,407	3,000,000	–	–	3,000,000	–	3,000,000

Exercise of stock options and option surrender agreements
Cash	9 (b)	66,039	54,040	–	–	54,040	–	54,040
Ascribed value		–	153,774	(53,424)	(100,350)	–	–	–

Share issue costs		–	–	–	(150,000)	(150,000)	–	(150,000)

Stock-based compensation	9 (c)	–	–	4,005,404	–	4,005,404	–	4,005,404

Total contributions by owners		419,446	3,207,814	3,951,980	(250,350)	6,909,444	–	6,909,444

Net loss and comprehensive loss		–	–	–	(9,652,389)	(9,652,389)	–	(9,652,389)

Balance, December 31, 2011		32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Balance, January 1, 2010		31,283,778	$57,955,147	$6,014,679	$(65,421,992)	$(1,452,166)	$400,000	$(1,052,166)

Transactions with owners, recorded directly in equity:

Issuance of share capital	9 (a)	1,290,078	4,900,000	–	–	4,900,000	–	4,900,000

Share issue costs		–	–	–	(245,000)	(245,000)	–	(245,000)

Stock-based compensation	9 (c)	–	–	478,865	–	478,865	–	478,865

Total contributions by owners		1,290,078	4,900,000	478,865	(245,000)	5,133,865	–	5,133,865

Net loss and comprehensive loss		–	–	–	(6,536,313)	(6,536,313)	–	(6,536,313)

Balance, December 31, 2010		32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010
(In US dollars)

	Note	2011	2010

Cash flows (used in) from operating activities:
Net loss		$(9,652,389)	$ (6,536,313)
Adjustments for:
Depreciation of property and equipment	5	14,716	10,223
Stock-based compensation	9 (c)	4,005,404	478,865
Amortization of lease inducement		–	(12,646)
Changes in non-cash operating balances:
Trade accounts receivable and other receivables		(109,190)	49,463
Research tax credits receivable		(6,330)	15,057
Inventories		(6,172)	18,966
Long-term security deposit		–	9,598
Trade accounts payable and accrued liabilities		(1,766,411)	847,952
Deferred revenue		(2,617,600)	12,978,933
		(10,137,972)	7,860,098

Cash flows from (used in) financing activities:
Proceeds from issuance of share capital	9 (a)	3,000,000	4,900,000
Share issue costs		(150,000)	(245,000)
Proceeds from exercise of stock options		54,040	–
		2,904,040	4,655,000

Cash flows used in investing activities:
Additions to property and equipment		(22,146)	(8,801)

Net (decrease) increase in cash		(7,256,078)	12,506,297

Cash, beginning of year		13,174,999	668,702

Cash, end of year		$5,918,921	$ 13,174,999

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2011 and 2010
(In US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint Laurent, Québec. The Corporation developed AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new anti-bacterial agents for the treatment of bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 9 (a). The Corporation depends on this financing, as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities. Management believes that cash balances, funds from operations, as well as funds from the common stock private purchase agreement will be sufficient to meet the Corporation's requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

(a)	Statement of compliance:

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”). These are the Corporation’s first annual consolidated financial statements in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 20. This note includes reconciliations of financial position and equity as at January 1, 2010 and December 31, 2010, and of net loss and comprehensive loss for the year ended December 31, 2010 reported under Canadian generally accepted accounting principles (previous “GAAP”) to those reported under IFRS.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

2.	Basis of preparation (continued):

(a)	Statement of compliance (continued):

The consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2012.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on a going concern and on the historical cost basis.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

  Licensing revenues and deferred revenue:

  Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, sale of goods, royalties and license fees. Judgment and estimation uncertainty is also required to determine the estimated service period over which revenue is recognized.

  Stock options:

  There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options.

Other areas requiring the use of management estimates and judgments include estimating the useful lives of property and equipment, as well as estimating the recoverability of research tax credits and grants receivable and deferred tax assets.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 (the Corporation’s date of transition to IFRS). The accounting policies have been applied consistently by the Corporation, except as explained in note 4, which addresses changes in accounting policies.

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared in accordance with IFRS and include the accounts of its subsidiaries. Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Financial instruments:

Financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated statements of financial position and are measured at fair value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable and accrued liabilities as “other financial liabilities”.

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2011, December 31, 2010 and January 1, 2010, the Corporation held no assets or liabilities required to be measured at fair value.

(i)	Financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(b)	Financial instruments (continued):

(i)	Financial assets (continued):

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Financial liabilities:

The Corporation initially recognizes other financial liabilities on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Interest, losses and gains relating to a financial liability are recognized in the statement of operations and comprehensive loss.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs attributable to the issuance of common shares are recognized as an increase to deficit.

(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of first-in, first-out cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

(d)	Property and equipment:

(i)	Recognition and measurement:

Property and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are recognized as the difference in the proceeds from disposal and the carrying amount of property and equipment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(d)	Property and equipment (continued):

(ii)	Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in the statement of operations and comprehensive loss.

(iii)	Depreciation:

Depreciation is calculated on the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized on a straight-line basis over the estimated useful lives of each component of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are represented by the following estimated useful lives:

Asset	Useful life

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment and fixtures	5 years

Depreciation methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

(e)	Intangible assets:

(i)	Intellectual property rights:

Intellectual property rights that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(e)	Intangible assets (continued):

(ii)	Research and development expenditures:

Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. At December 31, 2011, December 31, 2010 and January 1, 2010, no development expenditures have been capitalized.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

(iv)	Amortization:

Amortization is calculated on the cost of the asset, less its residual value.

Amortization methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

(f)	Impairment:

(i)	Financial assets:

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy.

The Corporation considers evidence of impairment for receivables at a specific asset level. All individually significant receivables are assessed for specific impairment.

In assessing impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(f)	Impairment (continued):

(i)	Financial assets (continued):

An impairment loss in respect of a financial asset measured at amortized cost is calculated and recognized for the amount by which the asset's carrying amount exceeds the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, including property and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Revenue recognition:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(g)	Revenue recognition (continued):

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting is recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

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

(h)	Foreign currency:

Monetary assets and liabilities of the Corporation’s Canadian and US subsidiaries denominated in currencies other than the US dollar are translated at the rates of exchange at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at the average rate prevailing during the year.

Foreign exchange loss and gain are reported on a net basis, net within finance costs or finance income.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(i)	Research tax credits and grants:

The Corporation is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Québec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Québec.

The Corporation is also entitled to a grant from the U.S. Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of benign prostatic hyperplasia of which, in April 2011, the Corporation received its full entitlement under this program.

These research tax credits and grants are recognized as a reduction of research and development expenditures in the period in which they become receivable, provided that there is reasonable assurance that they will be received.

(j)	Stock-based compensation:

The grant date fair value of stock-based compensation awards granted to employees and directors is recognized as an expense, with a corresponding increase in equity, over the period that the employees or directors unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

(k)	Employee benefits:

Short-term employee benefits:

Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

In addition to their salaries, employees of the Corporation are covered by a benefit package which includes a health plan, dental plan, disability insurance and life insurance coverage. Participation in this plan is paid by the Corporation in full. Any employee that elects to extend the coverage to members of their family must pay the additional premium.

(l)	Lease payments:

Payments made under operating leases are recognized on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(m)	Income taxes:

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in the statement of operations and comprehensive loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss of the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises as well as the assumed proceeds from future services were used to acquire shares of common stock at the average market price during the reporting period.

(o)	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values of stock options granted have been determined for measurement purposes based on the following method. When applicable, further information about the assumptions made in determining fair values is disclosed in the related notes.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

3.	Significant accounting policies (continued):

(o)	Determination of fair values (continued):

Stock-based compensation:

The fair value of the stock options is measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Operating results of all operating segments are reviewed regularly by the Corporation’s Chief Executive Officer, who is the Corporation’s chief operating decision maker, who makes decisions about resources to be allocated to the segment and assesses its performance, and for which discrete financial information is available.

4.	Changes in accounting policies:

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRIC and the Corporation is currently assessing their impact on the financial statements:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of the IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows; and, the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

4.	Changes in accounting policies (continued):

New standards and interpretations issued but not yet adopted (continued):

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Corporation intends to adopt IFRS 9 in its consolidated financial statements for the annual period beginning on January 1, 2015.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:

  the nature of, and risks associated with, an entity's interests in other entities; and

  the effects of those interests on the entity's financial position, financial performance and cash flows.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Corporation intends to adopt IFRS 12 in its consolidated financial statements for the annual period beginning on January 1, 2013.

IFRS 13 - Fair Value Measurement (“IFRS 13”) provides new guidance on fair value measurement and disclosure requirements. IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRS. It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

IFRS 13 is effective prospectively for annual periods beginning on or after January 1, 2013. The Corporation intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning January 1, 2013.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

5.	Property and equipment:

	Laboratory equipment	Computer equipment	Office equipment and fixtures	Total

Cost:
Balance at January 1, 2010	$434,751	$24,455	$91,501	$550,707
Additions	–	6,535	2,266	8,801
Disposals	(1,550)	(8,393)	(1,000)	(10,943)

Balance at December 31, 2010	$433,201	$22,597	$92,767	$548,565

Balance at January 1, 2011	$433,201	$22,597	$92,767	$548,565
Additions	2,907	9,651	9,588	22,146
Disposals	–	(1,600)	(429)	(2,029)

Balance at December 31, 2011	$436,108	$30,648	$101,926	$568,682

Accumulated depreciation:
Balance at January 1, 2010	$425,199	$20,387	$88,969	$534,555
Depreciation for the year	4,359	4,605	1,259	10,223
Disposals	(1,550)	(8,393)	(1,000)	(10,943)

Balance at December 31, 2010	$428,008	$16,599	$89,228	$533,835

Balance at January 1, 2011	$428,008	$16,599	$89,228	$533,835
Depreciation for the year	5,521	6,018	3,177	14,716
Disposals	–	(1,600)	(429)	(2,029)

Balance at December 31, 2011	$433,529	$21,017	$91,976	$546,522

Carrying amounts:
At January 1, 2010	$9,552	$4,068	$2,532	$16,152
At December 31, 2010	5,193	5,998	3,539	14,730
At December 31, 2011	2,579	9,631	9,950	22,160

The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

6.	Intangible assets:

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at January 1, 2010, December 31, 2010 and 2011, are still property of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

7.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), in December 2010, and will make regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period. This period may be modified in the future based on additional information that may be received by the Corporation. In 2011, an amount of $2,617,600 (2010 - $109,067) was recognized as revenue related to this upfront payment. As at December 31, 2011, the deferred revenue related to this transaction amounted to $10,361,333 (as at December 31, 2010 - $12,978,933; as at January 1, 2010 - nil).

8.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. These preferred shares are convertible into common shares of Serex at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

9.	Share capital:

	December 31,	December 31,	January 1,
	2011	2010	2010

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	32,993,302	32,573,856	31,283,778
Dollars	$66,062,961	$62,855,147	$57,955,147

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

9.	Share capital (continued):

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2010, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2011, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2011, the Corporation issued 353,407 (2010 - 1,290,078) common shares to the Purchaser for aggregate proceeds of $3,000,000 (2010 - $4,900,000) under the agreements. All issued shares were fully paid. At December 31, 2011, the Corporation can require the Purchaser to purchase up to $15,000,000 of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 13, 2011, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 5,500,000 to 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant and vest either immediately or over periods of up to six years, and are equity-settled. As at December 31, 2011, 2,121,500 options could still be granted by the Corporation (2010 - 886,000).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

9.	Share capital (continued):

	(b)	Stock options (continued):

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

		Options outstanding

	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)

Outstanding,
January 1, 2010	4,724,000	$3.07	6.24

Granted	65,000	3.09
Expired	(175,000)	3.13

Outstanding,
December 31, 2010	4,614,000	$3.06	5.32

Exercised	(28,000)	1.93
Granted	905,000	7.10
Expired	(2,500)	3.57
Surrendered	(110,000)	3.83

Outstanding,
December 31, 2011	5,378,500	$3.73	5.22

Options exercisable	5,049,750	$3.75	5.22

The weighted average share price at the date of exercise for stock options exercised in 2011 was $7.48 (no stock options were exercised in 2010).

In 2011, a total of 110,000 options were surrendered to the Corporation in consideration for the issuance of a total of 38,039 common shares.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

9.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2011, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

50,000	50,000	$3.75	April 28, 2013
26,000	26,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
175,000	175,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,415,500	3,131,750	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
10,000	10,000	3.03	November 26, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
20,000	20,000	3.65	May 14, 2019
40,000	40,000	4.83	July 9, 2019
25,000	25,000	3.40	May 3, 2020
40,000	40,000	2.90	July 16, 2020
790,000	790,000	7.08	January 24, 2021
75,000	30,000	6.27	March 16, 2021
40,000	40,000	9.10	July 16, 2021
5,378,500	5,049,750	$3.73

(c)	Stock-based compensation:

	2011	2010

Stock options granted in 2006	$184,490	$361,160
Stock options granted in 2010	–	117,705
Stock options granted in 2011	3,820,914	–

Total stock-based compensation expense recognized	$4,005,404	$478,865

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2011	2010

Stock-based compensation pertaining to general and administrative	$1,213,462	$155,901

Stock-based compensation pertaining to marketing	434,635	4,780

Stock-based compensation pertaining to research and development	2,357,307	318,184

	$4,005,404	$478,865

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

9.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the years ended December 31, 2011 and 2010 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2011	2010

Share price	$7.10	$3.09
Exercise price	$7.10	$3.09
Risk-free interest rate	2.56%	2.62%
Expected volatility	71.94%	68.63%
Expected option life in years	5	5
Expected dividends	–	–

The weighted average grant-date fair value of options granted during the year ended December 31, 2011 was $4.29 per option (2010 - $1.81 per option).

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

10.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Less than one year	$291,753
Between one and five years	97,731
More than five years	–

$389,484

In September and November 2010, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2012 and October 31, 2013, respectively.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

10.	Commitments and contingencies (continued):

	(a)	Operating leases (continued):

The current leases for the Canadian and U.S. operations run for two years and three years respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the year ended December 31, 2011, an amount of $364,471 was recognized as an expense in respect of operating leases (2010 - $300,960). The Corporation’s leases were entered into as combined leases of land and buildings. Since the land title does not pass, the rent paid to the landlords of the buildings is increased to market rent at regular intervals, and the Corporation does not participate in the residual value of the buildings, it was determined that substantially all the risks and rewards of the buildings are with the respective landlords. As such, the Corporation determined that the leases are operating leases.

(b)	Contingencies:

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. The Corporation believes that the right to exercise these options ended in May 2007 and that the claims are without merit. The Corporation intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these consolidated financial statements.

11.	Cost of sales:

In 2011, expenses related to inventories recognized as cost of sales amounted to $108,372 (2010 -$102,547).

12.	Research tax credits and grants and income taxes:

	(a)	Research tax credits and grants:

The Corporation was entitled to a grant from the U.S. Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of benign prostatic hyperplasia. In April 2011, the Corporation received its full entitlement under this program in the amount of $244,479.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

	(a)	Research tax credits and grants (continued):

Unused federal research tax credits may be used to reduce future income tax expense, which are not recognized and expire as follows:

2018	$5,228
2019	8,504
2020	23,093
2021	23,483
2022	53,537
2023	69,362
2024	22,561
2025	29,084
2026	66,314
2027	73,235
2028	71,538
2029	116,557
2030	174,430
2031	246,053

$982,979

(b)	Income taxes:

	2011	2010

Current income tax expense for the year	$–	$2,423,054

Recognition of previously unrecognized tax loss	–	(2,423,054)

Current income tax expense	–	–

Deferred tax expense:
Origination and reversal of temporary differences	(1,591,363)	(1,834,000)
Change in unrecognized deductible temporary differences	1,591,363	1,834,000
Deferred tax expense	–	–

Total income tax expense	$–	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

	(b)	Income taxes (continued):

Reconciliation of effective tax rate:

	2011	2010

Net loss for the year, before income taxes	$(9,652,389)	$(6,536,313)

Domestic tax rate applicable to the Corporation	28.4%	29.9%

Income taxes at domestic tax statutory rate	(2,741,278)	(1,954,358)

Change in unrecognized deductible temporary differences	1,591,363	1,834,000

Non-deductible expenses and other	1,149,915	120,358

Income taxes	$–	$–

The applicable statutory tax rates are 28.4% in 2011 and 29.9% in 2010. The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2011 from 18% to 16.5% At December 31, 2011, December 31, 2010 and January 1, 2010, deferred tax assets not recognized were as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010

Deferred revenue	$2,787,199	$3,530,597	$-
Tax loss carry forward	11,196,417	9,523,940	11,387,600
Property and equipment and patents	1,923,879	1,894,480	1,875,752
Research and development expenditures	1,799,941	1,581,539	1,428,920
Share issue costs	103,847	123,525	127,211

	$17,811,283	$16,654,081	$14,819,483

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

12.		Research tax credits and grants and income taxes (continued):
	(b)	Income taxes (continued):

At December 31, 2011, the amounts and expiry dates of tax attributes for which no deferred tax assets were recognized are as follows:

	Federal	Provincial

Research and development expenditures, without time limitation	$4,699,915	$9,201,294

Losses carried forward:
2014	581,932	504,560
2015	3,544,044	3,544,196
2026	3,807,913	3,745,175
2027	3,608,571	3,529,083
2028	2,750,121	2,750,121
2029	3,509,077	3,509,077
2031	7,385,583	7,385,583

Other deductible temporary differences:
Share issue costs	386,050	386,050
Excess of tax value of intellectual property and patent fees over carrying value	6,919,930	6,919,930
Excess of tax value of property and equipment over carrying value	255,944	255,944
Deferred revenue	10,361,333	10,361,333

US losses carried forward:
2012		$1,932,153
2018		2,781,408
2019		1,077,985
2020		813,001
2021		664,129
2022		522,140
2023		564,484
2024		353,204
2025		264,237
2026		355,198
2027		372,942
2028		351,224
2029		86,251
2030		785,936
2031		193,617
		$11,117,909

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

13.	Earnings per share:

Weighted average number of common shares outstanding:

	2011	2010

Issued common shares at January 1	32,573,856	31,283,778
Effect of stock options exercised	20,167	-
Effect of shares issued	117,408	656,806

Weighted average number of common shares outstanding at December 31	32,711,431	31,940,584

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

14.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market. Since 2003 through to December 2011, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

14.	Capital disclosures (continued):

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

The Corporation is not subject to any capital requirements imposed by external parties.

15.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

(a)	Foreign currency risk:

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 66% of expenses that occurred during the year ended December 31, 2011 (2010 - 78%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2011 or 2010.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

15.	Financial risk management (continued):

	(a)	Foreign currency risk (continued):

The following table provides significant items exposed to foreign exchange:

	December 31,	December 31,	January 1,
CA$	2011	2010	2010

Cash	$320,662	$26,736	$71,224
Trade accounts receivable, other receivables and research tax credits receivable	119,192	30,106	291,671
Trade accounts payable and accrued liabilities	(399,802)	(299,776)	(330,357)

	$40,052	$(242,934)	$32,538

The following exchange rates were applied for the years ended December 31, 2011 and 2010 and as at January 1, 2010:

	Average rate (twelve months)	Reporting date rate

US$ - CA$ - December 31, 2011	0.9891	1.0170
US$ - CA$ - December 31, 2010	1.0299	0.9946
US$ - CA$ - January 1, 2010	N/A	1.0510

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss for the year ended December 31, 2011 by less than $5,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

15.	Financial risk management (continued):

	(b)	Credit risk (continued):

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $31,546 (December 31, 2010 - $11,278; January 1, 2010 -$66,354), all of which were aged under 45 days. Four customers (December 31, 2010 - four customers; January 1, 2010 - four customers) accounted for 100% (December 31, 2010 - 100%; January 1, 2010 -88%) of the trade receivables balance at December 31, 2011, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2011, nor for the year ended December 31, 2010.

At December 31, 2011, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2011, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 14 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 9 (a) - Common Stock Private Purchase Agreement.

The following are the contractual maturities of financial liabilities:

	Carrying amount	Less than 1 year	1 year to 5 years

Trade accounts payable and accrued liabilities:
December 31, 2011	$811,492	$811,492	$–
December 31, 2010	2,577,903	2,577,903	–
January 1, 2010	1,729,951	1,729,951	–

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

16.	Financial instruments:

	(a)	Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

(b)	Finance income and finance costs:

	2011	2010

Interest income	$12,817	$1,191

Finance income	12,817	1,191

Interest and bank charges	(11,700)	(7,078)
Net foreign exchange loss	(28,179)	(25,294)

Finance costs	(39,879)	(32,372)

Net finance costs	$(27,062)	$(31,181)

17.	Segment disclosures:

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit - the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

	Canada	United States	Europe and other

Revenues:
2011	$11,537	$437,410	$2,664,868
2010	15,900	505,897	169,653

Property and equipment:
December 31, 2011	21,253	907	–
December 31, 2010	10,121	4,609	–
January 1, 2010	7,470	8,682	–

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

17.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues from sales were as follows:

	2011	2010

Customer A	$–	$143,950
Customer B	191,190	165,870
Customer C	78,122	23,066

One customer accounted for 100% of licensing revenues during 2011 and 2010 (refer to note 7).

18.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 9 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2011	2010

Salaries	$667,788	$565,320
Short-term employee benefits	9,259	10,619
Stock-based compensation	3,802,911	478,865

	$4,479,958	$1,054,804

19.	Personnel expenses:

	2011	2010

Salaries	$1,801,253	$1,314,187
Employer contributions	164,988	116,601
Short-term employee benefits	44,244	43,785
Stock-based compensation	3,848,780	478,865

Total personnel expenses	$5,859,265	$1,953,438

The table above includes the compensation figures from the table in note 18.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

20.	Transition to IFRS:

As stated in note 2 (a), these are the Corporation’s first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010, and in the preparation of an opening IFRS statement of financial position as at January 1, 2010 (the Corporation’s date of transition).

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Corporation has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Corporation elected to apply the following optional exemptions from full retrospective application:

(i)	Business combination exemption:

The Corporation has elected not to apply IFRS 3, Business Combinations, retrospectively for its past business combination.

(ii)	Share-based payment exemption:

The Corporation has elected not to apply IFRS 2, Share-based Payment, retrospectively to stock options that were granted on or before November 7, 2002, and to stock options that were granted after November 7, 2002 that vested before January 1, 2010 (the date of transition to IFRS). Accordingly, the Corporation has elected to apply IFRS 2 only to stock options that were granted after November 7, 2002 that were not vested by January 1, 2010.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

20.	Transition to IFRS (continued):

Reconciliation of financial position and equity as at January 1, 2010:

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash		$668,702	$–	$668,702
Trade accounts receivable		66,354	–	66,354
Other receivables		24,657	–	24,657
Research tax credits receivable		251,158	–	251,158
Security deposit		26,994	–	26,994
Inventories		36,414	–	36,414

Total current assets		1,074,279	–	1,074,279

Non-current assets:
Property and equipment		16,152	–	16,152

Total non-current assets		16,152	–	16,152

Total assets		$1,090,431	$–	$1,090,431

Liabilities and Equity

Current liabilities:
Trade accounts payable		$1,494,416	$–	$1,494,416
Accrued liabilities	(c)	235,535	(235,535)	–
Payroll related liabilities	(c)	–	11,257	11,257
Other accrued liabilities	(c)	–	224,278	224,278
Deferred lease inducement		12,646	–	12,646

Total current liabilities		1,742,597	–	1,742,597

Non-current liabilities:
Preferred shares of a subsidiary	(d)	800,000	(400,000)	400,000

Total non-current liabilities		800,000	(400,000)	400,000

Equity:
Share capital		57,955,147	–	57,955,147
Additional paid-in capital	(e)	4,488,365	1,526,314	6,014,679
Deficit	(e)	(63,895,678)	(1,526,314)	(65,421,992)

Total equity attributable to the equity holders of the Corporation		(1,452,166)	–	(1,452,166)

Non-controlling interest	(d)	–	400,000	400,000

Total equity		(1,452,166)	400,000	(1,052,166)

Total liabilities and equity		$1,090,431	$–	$1,090,431

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

20.	Transition to IFRS (continued):

Reconciliation of financial position and equity as at December 31, 2010:

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash		$13,174,999	$–	$13,174,999
Trade accounts receivable		11,278	–	11,278
Other receivables		30,270	–	30,270
Research tax credits receivable		236,101	–	236,101
Inventories		17,448	–	17,448

Total current assets		13,470,096	–	13,470,096

Non-current assets:
Long-term security deposit		17,396	–	17,396
Property and equipment		14,730	–	14,730

Total non-current assets		32,126	–	32,126

Total assets		$13,502,222	$–	$13,502,222

Liabilities and Equity

Current liabilities:
Trade accounts payable		$2,386,696	$–	$2,386,696
Accrued liabilities	(c)	191,207	(191,207)	–
Payroll related liabilities	(c)	–	24,184	24,184
Other accrued liabilities	(c)	–	167,023	167,023
Deferred revenue		2,617,600	–	2,617,600

Total current liabilities		5,195,503	–	5,195,503

Non-current liabilities:
Deferred revenue		10,361,333	–	10,361,333
Preferred shares of a subsidiary	(d)	800,000	(400,000)	400,000

Total non-current liabilities		11,161,333	(400,000)	10,761,333

Equity:
Share capital		62,855,147	–	62,855,147
Additional paid-in capital	(e)	5,386,950	1,106,594	6,493,544
Deficit	(e)	(71,096,711)	(1,106,594)	(72,203,305)

Total equity attributable to the equity holders of the Corporation		(2,854,614)	–	(2,854,614)

Non-controlling interest	(d)	–	400,000	400,000

Total equity		(2,854,614)	400,000	(2,454,614)

Total liabilities and equity		$13,502,222	$–	$13,502,222

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

20.	Transition to IFRS (continued):

Reconciliation of net loss and comprehensive loss for the year ended December 31, 2010:

			Effect of transition to IFRS
	Note	Canadian GAAP	Adjustments	Reclassi- fications	IFRS

Revenues:
Sales of goods		$582,383	$–	$–	$582,383
Licensing revenues:
Upfront payment		109,067	–	–	109,067
Interest	(f)	1,191	–	(1,191)	–
		692,641	–	(1,191)	691,450

Expenses:
Research and development	(a), (b), (e)	4,787,820	(369,816)	698,223	5,116,227
Less research tax credits		(236,101)	–	–	(236,101)
		4,551,719	(369,816)	698,223	4,880,126

General and administrative	(b), (e), (f)	1,716,515	(44,364)	174,971	1,847,122
Marketing	(b), (e)	147,609	(5,540)	10,320	152,389
Cost of sales		316,945	–	–	316,945
Depreciation of property and equipment	(a)	10,223	–	(10,223)	–
Stock-based compensation	(b), (e)	898,585	–	(898,585)	–
Interest and bank charges	(f)	7,078	–	(7,078)	–
		7,648,674	(419,720)	(32,372)	7,196,582

Results from operating activities		(6,956,033)	419,720	31,181	(6,505,132)

Net finance costs:
Finance income	(f)	–	–	1,191	1,191
Finance costs	(f)	–	–	(32,372)	(32,372)
		–	–	(31,181)	(31,181)
Net loss and comprehensive loss attributed to the equity holders of the Corporation		$(6,956,033)	$419,720	$–	$(6,536,313)

Basic and diluted loss per share		$(0.22)	$0.02	$–	$(0.20)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

20.	Transition to IFRS (continued):

Material adjustments to the consolidated statement of cash flows for the year ended December 31, 2010: There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

Notes to the reconciliations:

(a)

As the Corporation has elected to present its analysis of expenses recognized in the statement of operations and comprehensive loss using a classification based on function, depreciation of property and equipment expense was reallocated between general and administrative and research and development expenses, based on the function within the Corporation to which the expense pertains.

The impact arising from this change is summarized as follows:

December 31,
2010

Consolidated statement of operations and comprehensive loss:
Increase in research and development expenses	$10,223
Decrease in depreciation of property and equipment	(10,223)

Adjustment to net loss and comprehensive loss	$–

(b)

As the Corporation has elected to present its analysis of expenses recognized in the statement of operations and comprehensive loss using a classification based on function, stock-based compensation expense was reallocated between general and administrative, marketing and research and development expenses, based on the function within the Corporation the stock-based compensation expense pertains.

The impact arising from this change is summarized as follows:

December 31,
2010

Consolidated statement of operations and comprehensive loss:
Increase in research and development expenses	$688,000
Increase in general and administrative expenses	200,265
Increase in marketing expenses	10,320
Decrease in stock-based compensation	(898,585)

Adjustment to net loss and comprehensive loss	$–

(c)	In accordance with IFRS, the accrued liabilities have been reclassified to report payroll related liabilities separately from other liabilities.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

20.	Transition to IFRS (continued):

(d)

The non-controlling interest of $400,000 reported outside of shareholders' equity and included in preferred shares of a subsidiary for Canadian GAAP purposes was reclassified to equity, separately from equity of the owners of the Corporation, in accordance with IFRS.

(e)

In accordance with IFRS, the Corporation’s stock options that vest in instalments need to be accounted for as though each instalment is a separate stock option grant, and therefore, the fair value is to be measured separately for each instalment and recognized over the vesting period of each instalment. In accordance with Canadian GAAP, the Corporation’s stock options that vested in instalments were accounted for as a whole, for stock options granted on the same day and a fair value was measured for each stock options grant and recognized over the vesting period of each stock options grant as a whole.

The impact on the consolidated statements of financial position and on the consolidated statements of operations and comprehensive loss arising from this change is summarized as follows:

	January 1,	December 31,
	2010	2010

Consolidated statements of financial position:
Increase to additional paid-in capital	$1,526,314	$1,106,594
Increase to deficit	(1,526,314)	(1,106,594)

Adjustment to equity	$–	$–

		December 31,
		2010

Consolidated statement of operations and comprehensive loss:
Decrease in research and development expenses		$(369,816)
Decrease in general and administrative expenses		(44,364)
Decrease in marketing expenses		(5,540)

Adjustment to net loss and comprehensive loss		$(419,720)

(f)	In accordance with IFRS, interest income, interest and bank charges expenses and net foreign exchange loss have been reclassified in order to present finance income and finance costs separately.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010
(In US dollars)

20.	Transition to IFRS (continued):

	(f)	(continued):

The impact arising from this change is summarized as follows:

December 31, 2010

Consolidated statement of operations and comprehensive loss:
Increase in finance income	$1,191
Increase in finance costs	32,372
Decrease in interest income	(1,191)
Decrease in interest and bank charges expenses	(7,078)
Decrease in general and administrative expenses	(25,294)

Adjustment to net loss and comprehensive loss	$–

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2007	$7.500	$3.370
2008	$6.390	$2.500
2009	$7.070	$2.200
2010	$7.760	$2.640
2011	$9.890	$6.000

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2010	1st Quarter	$5.140	$3.400
	2nd Quarter	$5.000	$2.850
	3rd Quarter	$4.630	$2.640
	4th Quarter	$7.760	$3.490

2011	1st Quarter	$8.805	$6.000
	2nd Quarter	$8.900	$6.740
	3rd Quarter	$9.480	$6.910
	4th Quarter	$9.890	$7.320

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2011	$9.890	$7.780
November, 2011	$9.220	$7.320
December, 2011	$8.369	$7.420
January, 2012	$8.510	$7.839
February, 2012	$8.980	$7.880
March, 2012 (up to and including March 7, 2012)	$8.300	$7.570

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Corporation, and the value of the assets of our Corporation were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2009 was CDN$312 million, in 2010 was CDN$299 million, in 2011 was CDN$312 million and in 2012 is CDN$330 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 15, 2012.

1.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 1, 2011. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

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

3.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 1, 2010. This agreement was replaced by the new agreement above on November 1, 2011.

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

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2011 and, based on current business plans and financial expectations, Nymox does not believe that it will be a PFIC during its current taxable year. Because PFIC classification cannot be determined until the close of a taxable year, is determined annually, and depends on the application of complex rules which are subject to differing interpretations, there can be no assurance that Nymox has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Nymox common stock. Nymox intends to notify its U.S. Holders within 45 days after the end of any taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

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

Under the Tax Act, shares of Nymox will not constitute taxable Canadian property unless, at any time, in the five years immediately preceding the disposition, (a) the non-resident holder, persons with whom the non-resident holder did not deal at arms length, or the non-resident holder together with all such persons owned (or had a right to acquire) 25% or more of the shares of any class of Nymox and (b) the fair market value of the shares is principally derived, directly or indirectly, from real property situated in Canada. Even in circumstances where shares of Nymox are taxable Canadian property to a non-resident holder, the non-resident holder may be entitled to relief from Canadian tax on any capital gain realized on the disposition thereof pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. Nymox believes that the value of its shares is not currently derived principally from real property situated in Canada and it does not expect this to change in the foreseeable future.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) -Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market. Since 2003 through to December 2011, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

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

Foreign currency risk

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 66% of expenses that occurred during the year ended December 31, 2011 (2010 - 78%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2011 or 2010.

The following table provides significant items exposed to foreign exchange:

	December 31	December 31	December 31
CA$	2011	2010	2010
Cash	$320,662	$26,736	$71,224
Trade accounts receivable, other receivables and research tax credits receivable	$119,192	$30,106	$291,671
Trade accounts payable and accrued liabilities	$(399,802)	$(299,776)	$(330,357)
	$40,052	$(242,934)	$32,538)

The following exchange rates were applied for the years ended December 31, 2011 and 2010 and as at January 1, 2010:

	Average rate
	(twelve months)	Reporting date rate
US$ - CA$ - December 31, 2011	0.9891	1.0170
US$ - CA$ - December 31, 2010	1.0299	0.9946
US$ - CA$ - January 1, 2010	N/A	1.0510

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss for the year ended December 31, 2011 by less than $5,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $31,546 (December 31, 2010 - $11,278; January 1, 2010 - $66,354), all of which were aged under 45 days. Four customers (December 31, 2010 - four customers; January 1, 2010 - four customers) accounted for 100% (December 31, 2010 - 100%; January 1, 2010 - 88%) of the trade receivables balance at December 31, 2011, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2011, nor for the year ended December 31, 2010.

At December 31, 2011, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2011, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 14 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 9 (a) - Common Stock Private Purchase Agreement.

The following are the contractual maturities of financial liabilities:

	Carrying	Less than
	Amount	1 year	1 year to 5 years
Trade accounts payable and accrued liabilities:
December 31, 2011	$811,492	$811,492	–
December 31, 2010	$2,577,903	$2,577,903	–
January 1, 2010	$1,729,951	$1,729,951	–

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2011.

(c) Attestation Report of the Registered Public Accounting Firm. KPMG’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in the financial statements which appear in this report.

(d) Changes in Internal Controls over Financial Reporting. There have been no changes during the year ended December 31, 2011 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2011 and 2010, we paid the following fees for professional services to KPMG LLP:

	2011		2010
		(CAN$)
Audit Fees	219,000		207,600
Audit-Related Fees	16,000		6,000
Tax Fees	27,800		23,300
Other Fees	0		0
Total	262,800		236,300

Audit Fees consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements and the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Corporation for compliance with the requirements of IFRS, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Corporation’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.

Audit-Related Fees consisted of translation services rendered in connection with the Corporation’s financial documents.

Tax Fees consisted of services rendered in connection with the preparation of tax returns of the Corporation and its subsidiaries and general tax advice.

Other Fees – there were no other professional services rendered during the years ended December 31, 2011 and 2010

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

PART III

ITEM 17. FINANCIAL STATEMENTS
Not applicable.

ITEM 18. FINANCIAL STATEMENTS
The financial statements for the two years ended December 31, 2011 are included in Item 8 of this report and are incorporated by reference in this item.

ITEM 19. EXHIBITS

The following exhibits are included with or incorporated by reference into this report:

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(r)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 2, 2009. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 11, 2010)
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

/s/ Paul Averback
Paul Averback
Title: President

Date: March 15, 2012

EXHIBIT INDEX - NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(r)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 2, 2009. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 11, 2010)
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.