Form 20-F
period 2012-12-31
NYMOX PHARMACEUTICAL CORP
filed 2013-03-15
CIK 1018735

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20–F

[   ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or
[ X ] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012
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

33,572,442 shares as of December 31, 2012

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

Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [ X ] Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards [ X ]	Other [ ]
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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2012, 2011 and 2010 and in accordance with Canadian generally accepted accounting principles (“GAAP”), reconciled to U.S. GAAP, for 2009 and 2008. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data (In U.S. dollars)

IFRS	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Current Assets	$1,739,061	$6,335,710	$13,470,096
Property & Equipment	15,118	22,160	14,730
Patents & Intellectual Property	0		0
Total Assets	1,754,179	6,375,266	13,502,222
Total Current Liabilities	3,672,759	3,429,092	5,195,503
Share Capital	69,705,389	66,062,961	62,855,147
Equity	(7,444,713)	(5,197,559)	(2,454,614)
Sales	454,987	496,215	582,383
Total Revenues (including sales)	3,072,587	3,113,815	691,450
Research & Development Expenditures (1)	8,282,762	8,974,171	4,880,126
Loss from operating activities	7,594,651	9,625,327	6,505,132
Net Loss	7,627,589	9,652,389	6,536,313
Loss per Share (basic & diluted)	$0.23	$0.30	$0.20
Weighted Avg. No. of Common Shares	33,176,185	32,711,431	31,940,584

(1)	We earn research tax credits by making qualifying research and development expenditures. These amounts shown are net of research tax credits and grants.

(2)

The Corporation adopted IFRS in 2011 with a transition date of January 1, 2010. Consequently, the selected consolidated financial data for 2009 and 2008, which was presented in conformity with Canadian GAAP, and with U.S. GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for 2012, 2011 and 2010.

Canadian GAAP (2)	Dec. 31, 2009	Dec. 31, 2008
Current Assets	$1,074,279	$480,505
Property & Equipment	16,152	21,525
Patents & Intellectual Property	0	220,855
Total Assets	1,090,431	749,879
Total Current Liabilities	1,742,597	1,256,885
Share Capital	57,955,147	53,850,147
Equity	(1,452,166)	(1,307,006)
Sales	415,980	426,675
Total Revenues (including sales)	415,980	428,409
Research & Development Expenditures (1)	3,043,219	2,388,911
Loss from operating activities	5,125,125	4,631,637
Net Loss	5,130,074	4,637,103
Loss per Share (basic & diluted)	$0.17	$0.16
Weighted Avg. No. of Common Shares	30,717,822	29,749,000
U.S. GAAP (2)
Net Loss	$5,282,534	$4,590,345
Loss per Share	0.17	0.15
Shareholder’s Equity	2,102,997	2,400,617

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $9.7 million in 2011 and $7.6 million in 2012. As of December 31, 2012, Nymox’s accumulated deficit was approximately $89.9 million.

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

We will continue to need to raise substantial amounts of capital for our business activities including our research and development programs, the conduct of clinical trials needed to obtain regulatory approvals and the marketing and sales of our products. We anticipate being able to fund our current total annual budgeted expenditures of approximately $6.5 – 9.7 million per year over the next year through our current cash position and additional financing, including drawdowns through our Common Stock Private Purchase agreement with Lorros-Greyse Investments, Ltd. (“Lorros-Greyse”). The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. Clinical trials will substantially increase cash requirements. We anticipate being able to meet these requirements as they arise. We plan to raise capital either through a new round of financing and/or through partnering with a major pharmaceutical corporation. The financial crisis in the United States and the global economic recession has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of Lorros-Greyse. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds on acceptable terms are not available, we may have to curtail or eliminate expenditures for research and development, testing, clinical trials, promotion and marketing for some or all of our products.

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

Similar requirements exist in many other countries. Obtaining these approvals and complying with the subsequent global regulatory requirements can be both time-consuming and expensive.

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH, a common disorder of older men. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Subsequent to the completion of the Phase 2 studies, the Corporation has reported positive results in several follow-up studies of BPH patients that participated in the Phase 2 studies. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well-known investigational sites across the U.S. with planned enrollment of 1,000 patients. On March 1, 2012 Nymox announced the initiation of a Phase 2 U.S. clinical trial to evaluate NX-1207 for the treatment of low grade localized prostate cancer. On November 28, 2012, Nymox announced completion of patient enrollment in the Corporation’s pivotal U.S. Phase 3 NX02-0017 Study of NX-1207 for BPH. We cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

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

  vaccines and other immunotherapies for Alzheimer’s disease. A number of pharmaceutical and biotechnology companies including Merck, Johnson & Johnson, Novartis, and Baxter are working on Alzheimer’s disease therapies.

  Johnson & Johnson, Roche, Merck, and Bristol-Myers Squibb are working on Alzheimer’s disease therapies.

  drugs targeting the tau protein which forms tangles in brain cells of Alzheimer’s disease patient. A number of pharmaceutical and biotechnology companies including TauRx Therapeutics and Bristol-Myers Squibb are working on such therapies.

  drugs designed to enhance cognition from AstraZeneca and Roche among others.

There is also ongoing research into possible methods of preventing Alzheimer’s disease such as taking certain cholesterol-lowering drugs called statins, certain diabetes drugs, estrogen replacement therapies, anti-oxidants such as vitamin E and ginkgo biloba, nutraceuticals such as resveratrol and docosahexanoic acid (DHA) (an omega 3 fatty acid), or anti-inflammatory drugs such as ibuprofen (e.g., Advil® or Motrin®). The successful development of a treatment or method of preventing Alzheimer’s disease could significantly impact on our ability to develop or market a competing treatment for Alzheimer’s disease.

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

The diagnostic testing industry is also highly competitive. In the area of Alzheimer’s disease, Athena Diagnostics, Inc. markets diagnostic tests for different biochemical indicators found in blood and spinal fluid and for genetic predispositions for the illness. Other companies are attempting to develop and market other diagnostic products in this area. Amyvid® (florbetapir), a radioactive diagnostic agent for Positron Emission Tomography (PET) imaging marketed by Lilly, recently received FDA approval as an aid to the evaluation of patients with signs of Alzheimer’s disease. GE and Bayer are also developing similar technologies. The introduction of other diagnostics products for Alzheimer’s disease or tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our AlzheimAlert™, NicAlert™ or TobacAlert™ products.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of several hundred patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has twenty-three patents issued or allowed relating to its technology. Our subsidiary, Serex, Inc. has eleven patents.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. In March 2010, the United States enacted health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and will continue through full implementation in 2014. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer coverage for our products at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in consolidations and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation depends on financing under the Common Stock Private Purchase Agreement to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 33,731,492 common shares of Nymox issued and outstanding as of March 15, 2013. In addition, 5,930,500 share options are outstanding, of which 5,890,500 are currently vested. Expiry dates for Nymox options range from 1 month to 9.6 years (see note 9(b) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

Serex’s patented diagnostic technologies include its particle valence technology, a highly sensitive, new method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. This technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use. Our NicAlert™ and TobacAlert™ employ this technology to measure levels of one of the metabolic products of nicotine in human urine, in order to determine whether a person is using or has been exposed to a tobacco product. NicAlert™ and TobacAlert™ are currently being distributed by Nymox and by third party distributors, including Jant Pharmacal Corporation.

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

We market the NicAlert™ and TobacAlert™ tests through our own marketing arm and distributors in North America, Europe and Asia. TobacAlert™ is also available online at www.tobacalert.com. Nymox has entered into distribution and marketing agreements with companies and organizations in the U.S. and the U.K. for these products.

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

The technology used in these products is covered by patents and patent applications held by Nymox's subsidiary, Serex, Inc., both in the U.S. and elsewhere in the world with expiry dates no earlier than April 2013.

Independent studies published in peer-reviewed medical and scientific journals reported finding that the Corporation's NicAlert™ Saliva product provides an accurate, convenient and cost-effective way to verify self-reported smoking status with broad potential applications both in the clinic and in large research trials and surveys. In 2008, one such study, Fiona Cooke et al. “Diagnostic accuracy of NicAlert cotinine test strips in saliva for verifying smoking status,” Nicotine Tob Res. 2008;10:607-12, was published in Nicotine & Tobacco Research, the official journal of the Society for Research on Nicotine and Tobacco (SRNT). Other published studies include Hum Psychopharmacol. 2010 25(1): 80–83, Cancer Epidemiol Biomarkers Prev. 2007; 16:1858-62 and Int J Circumpolar Health. 2007; 66 Suppl 1:29-38.

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

Nymox licensed the technology that led to the development of the AlzheimAlert™ assay in 1997 from the Massachusetts General Hospital as part of a sponsored research and licensing agreement, under which Nymox sponsored the research of the principal investigators into the use of neural thread protein (“NTP”), its antibodies or genes for diagnostic or therapeutic purposes. Nymox also paid the patent costs for the patent applications filed arising out of this research. In return, Nymox received an exclusive worldwide license of the patents to sell products and to use processes encompassed by them. Nymox is to pay the Massachusetts General Hospital a 4% royalty of the net sales price of any product developed and sold under the license. Nymox currently pays this royalty on its sales of its AlzheimAlert™ product. The license and the obligation to pay patent costs and royalties continue for the life of the patents, which run until 2015 at the earliest. The Massachusetts General Hospital has the right to terminate the license in any country where, after the first commercial sale of the product in the country, there is a continuous two year period in which no product is sold in such country. There are eight issued U.S. patents under license and a larger number of patents and patent applications in Europe, Japan, Canada, Australia, New Zealand and South Korea. The sponsored research portion of this agreement terminated in March 1999. Nymox retained the exclusive license to the rights to the AlzheimAlert™-related patents owned by the Massachusetts General Hospital.

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

Some publications in the peer-reviewed literature concerning the clinical utility of the assay in the diagnosis of Alzheimer’s disease include, for example, the Journal of Clinical Investigation (1997; 100: 3093-3104); Journal of Contemporary Neurology (1998; art. 4a); Journal of Clinical Laboratory Analysis (1998; 12: 285-288) and (1998; 12: 223-226); Alzheimer’s Reports (1999; 2: 327-332), (2000; 3: 177-184), (2001; 4: 61-65) and (2002; 5: 1-6); Neurology (2000; 54: 1498-1504) and (2000; 55: 1068); Journal of Alzheimer’s Disease (2001; 3: 345-353) and (2004; 6(3): 231-42); Cellular and Molecular Life Sciences (2001; 58: 844-849) and (2003; 60: 2679-91); Neurology and Clinical Neurophysiology (2002; 1: 2-7); Journal of Neuropathology and Experimental Neurology (2001; 60: 195-207) and (1996; 55: 1038-1050), Frontiers in Bioscience (2002; 7: d989-96), Journal of the American Medical Directors Association (2007; 8:21-30), Journal of Clinical Laboratory Analysis (Jan 2007;21:24-33), Expert Review of Molecular Diagnostics (2008; 8:21-28) and Journal of the American Medical Directors Association (2011; 12(5):372-6).

There is a large need for a simple, non-invasive test that can aid in the diagnosis of Alzheimer’s disease. According to 2012 Alzheimer’s Disease Facts and Figures, U.S. Alzheimer’s Association, Alzheimer’s disease is the most common cause of dementia and is the sixth leading cause of death in the United States. It is estimated that as many as 5.4 million people have Alzheimer's disease in the United States alone. By 2050 this number is projected to increase to between 11 and 16 million Americans. The annual national direct and indirect costs of caring for Alzheimer patients in the U.S. alone are estimated to be $200 billion a year and rising. The human toll on patients, families and caregivers is incalculable. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

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

  Eli Lilly and Company, which is currently marketing Amyvid® (florbetapir), a radioactive diagnostic agent for Positron Emission Tomography (PET) imaging, which is used to estimate the density of neuritic plaques in patients being evaluated for Alzheimer’s disease.

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

In July 2012, Nymox reported positive results from a new study of long-term treatment outcomes for men who had received a single injection of NX-1207 2.5 mg for treatment for their BPH. The study analysis found that a statistically significant greater number of men who had received NX-1207 2.5 mg reported positive treatment outcomes as compared to men who had received a placebo. The study involved the latest available blinded follow-up study data (an average of 57 months post-injection) from the completed clinical trials for these treatment groups. A positive treatment outcome was seen if the patient was not using other BPH medications and no surgical treatment (including MIST) for BPH was reported at any time during the post-injection follow-up period. The combined new statistical analysis of blinded study data showed NX-1207 2.5 mg to have a lasting benefit in terms of positive treatment outcomes that was significantly superior to placebo. Previous follow-up studies have shown long-term benefit from a single NX-1207 treatment in excess of 5 years in some cases.

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

In February 2009, the Corporation reported concluding a positive and productive EOP2 meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well-known investigational sites across the U.S. with planned enrolment of 1,000 patients.

In July 2012, Nymox announced the completion of enrollment for the Phase 3 repeat injection Study NX02-0020. The NX02-0020 study started in July 2011 and involved men who had previously participated in one of the earlier Nymox NX-1207 studies for BPH. On January 22, 2013, Nymox announced the completion of the six month primary endpoint evaluating safety for the NX02-0020 study and reported that the safety assessment was positive with no reported significant adverse events related to the drug and none of the reported sexual, cardiovascular, or other side effects that are associated with approved BPH medications.

On November 28, 2012, Nymox announced completion of patient enrollment in the Corporation’s pivotal U.S. Phase 3 NX02-0017 Study of NX-1207 for BPH.

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are nine drugs approved for treatment of BPH: five proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo®)) a combination of two drugs (tadalafil (Cialis®), dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

On March 1, 2012, Nymox announced the initiation of a Phase 2 U.S. clinical trial to evaluate the Corporation’s NX-1207 drug for the treatment of low grade localized prostate cancer in accordance with an Investigational New Drug (IND) application filed with the FDA and specific direction and guidance provided by the FDA in Pre-IND meetings. Preclinical studies of NX-1207 have shown activity against prostate cancer cells at higher dosage levels of NX-1207 than the dosage used in the current Phase 3 BPH clinical trials. The clinical trial (NX03-0040) is currently enrolling men in a two dose 6 week Phase 2 study designed to test both low and high doses of NX-1207 for their effect on low grade localized prostate cancer in 150 subjects.

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

The Use of Statin Drugs for the Treatment or Prevention of Alzheimer’s Disease

In October 2002, we were issued a United States patent for the use of statin drugs to treat, prevent or reduce the risk of the onset of Alzheimer’s disease and have issued patents or pending patent applications elsewhere, including Europe, Japan, Canada and Australia. Statins are a class of commonly prescribed cholesterol lowering drugs that have a well-established safety record and are widely available. The potential of statin drugs for AD has been featured in a cover story in Newsweek, as well as in the New York Times, Fortune, Los Angeles Times, and The Wall Street Journal. Some of the scientific studies and reviews concerning the potential for statin drugs to treat or reduce the risk of AD or loss of cognitive function include Neurology. 2007; 69:1873-80; Expert Opinion on Ther Targets. 2007; 11:1257-60; CNS Drugs. 2007;21:449-62; Neurosci Lett. 2007;416:279-84; Curr Med Chem. 2007;14:103-12; Neurol Res. 2006; 28:630-6, Acta Neurol Scand 2006; 114 (Suppl. 185): 78-86, Acta Neurol Scand 2006; 114 (Suppl. 185): 3–7, J.Neurochem. 2006; 97:716-723; Restor. Neurol. Neurosci 2006; 24:79-95; Neuromolecular Med. 2006; 8:319-328, Neurology 2005; 65:1388-1394, J. Neurol. Neurosurg. Psychiatry 2005; 76:1624-1629, The American Journal of Medicine 2005; 118: 48S-53S; The Lancet Neurology 2005; 4:841-852; Current Opinions in Lipidology 2005;16: 619-623; The Lancet Neurology 2005; 4: 521-2, Arch Neurol 2005; 62:1047-51, Neurology 2005; 64:1531-8, Arch Neurol 2005; 62:753-7, J Neurol Sci 2005; 229-230:147-50, Arch Gen Psychiatry 2005; 62:217-24. International Journal of Geriatric Psychiatry (2004; 19:327-32), Neuroepidemiology (2004; 23:94-8); Neuron (2004; 41:7-10); Archives of Neurology (2000; 57:1439-1443); Lancet (2000; 356:1627-1631); Archives of Neurology (2002; 59:223-227); Journals of Gerontology: Biological Sciences and Medical Sciences (2002; 57:M414-M418); and Journal of the American Geriatrics Society (2002;50:1852-1856). Some studies, however, have not found evidence that statins may help treat or prevent Alzheimer’s disease and research in this area is ongoing. No statin drug has been approved for use in the treatment or prevention of Alzheimer’s disease.

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

The Alzheimer’s Association’s 2012 Alzheimer’s Disease Facts and Figures estimates that the healthcare payments for people with Alzheimer’s disease will total $200 billion in 2012 and that the economic value of unpaid care for people with Alzheimer’s disease was over $210 billion in 2011.

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

Property and Equipment

Nymox and Serex laboratory facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires October 31, 2013. Nymox office and research facilities in St. Laurent, Quebec, Canada comprise 11,210 square feet of leased space. The lease agreement expires on August 31, 2014. Nymox Pharmaceutical Corp. and its two US subsidiaries Nymox Corp. and Serex, Inc. own a full complement of equipment used in all aspects of their research and development work. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

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

In March 2010, the United States enacted sweeping health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and will continue through full implementation in 2014. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. The long-term impact of legislative changes in terms of their efficiency, effectiveness and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect our ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to us.

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

The Corporation currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has twenty-three U.S. patents issued or allowed and a corresponding larger number of patents and patent applications worldwide. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for our current issued patents is October 2013 and the rest range from 2014 through 2028.

Nymox's subsidiary, Serex, has eleven patents issued or allowed in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex's proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2013 to 2017.

Nymox also has exclusive rights to eleven issued U.S. patents as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in December 2014.

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

  Eli Lilly and Company, which is currently marketing Amyvid® (florbetapir), a radioactive diagnostic agent for Positron Emission Tomography (PET) imaging, which is used to estimate the density of neuritic plaques in patients being evaluated for Alzheimer’s disease.

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

Our treatments under development for BPH face significant competition from existing products. There are eight drugs approved for treatment of BPH: five proprietary drugs (tadalafil (Cialis®), dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo®)) a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted.

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

At present, we do most of our marketing ourselves. To increase our marketing, distribution and sales, we will need to enter into licensing arrangements, contract sales agreements and co-marketing deals. We cannot assure you that we will be able to enter into agreements with other companies on terms acceptable to us, that any licensing arrangement will generate any revenue for the Corporation or that the costs of engaging and retaining the services of a contract sales organization will not exceed the revenues generated.

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years. The revenue in 2012, 2011 and 2010 include recognition of revenue related to the upfront payment of €10 million (U.S. $13.1 million) received from Recordati in December 2010.

Revenues:	Canada	United States	Europe & Other
2012	$23,960	$353,397	$2,701,410
2011	$11,537	$437,410	$2,664,868
2010	$15,900	$505,897	$169,653

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

In September 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. In March 2012, Nymox started a Phase 2 U.S. clinical trial to evaluate NX-1207 for the treatment of low grade localized prostate cancer.

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

History of Capital Funding

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. However, since 1997, a small portion of our funding also comes from sales. In addition, Nymox received an upfront payment of $13,088,000 through a license and collaboration agreement in 2010. Since its incorporation in May 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares.

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

Under the agreement dated November 1, 2010; we received a total of $3,200,000 during 2011.

On November 1, 2011, we signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2011, subject to the same terms and conditions as before. Under this agreement dated November 1, 2011, which became effective December 19, 2011, we received a total of $3,575,000 for the following shares under this common stock private purchase agreement:

  May 23, 2012, 132,100 common shares were issued at a price of $7.57 per share.

  August 2, 2012, 88,087 common shares were issued at a price of $5.96 per share.

  September 20, 2012, 95,652 common shares were issued at a price of $5.75 per share.

  October 30, 2012, 82,781 common shares were issued at a price of $6.04 per share.

  November 28, 2012, 160,000 common shares were issued at a price of $6.25 per share.

On November 1, 2012, we signed a new Common Stock Private Purchase Agreement, which became effective December 19, 2012, whereby Lorros-Greyse is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2012, subject to the same terms and conditions as before.

As at March 15, 2013, one drawing was made under the new common stock private purchase agreement, for total proceeds of $1,000,000. On February 4, 2013, 153,610 common shares were issued at a price of $6.51 per share.

As of March 15, 2013, Nymox had approximately $14 million of financing available under the facility. We expect this Common Stock Private Purchase Agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Corporation has received total proceeds of approximately $1.09 million from the exercise of 382,400 options since 1995. In 2011, 28,000 options were exercised. In 2012, 8,000 options were exercised (2011 – 28,000; 2010 – 0). An additional 75,999 shares have also been issued relating to options under “cashless exercises”.

Pursuant to the share purchase agreement we entered into in March 2000 to acquire a controlling interest of Serex, Inc., a total of 257,607 additional shares and 158,526 warrants were issued in exchange for the shares of Serex. Since January 2004, 137,723 of these warrants have been exercised under a “cashless exercise”, whereby the warrant holder receives a number of shares equivalent in value to the net difference between the strike price on the warrant and the average market price on the day before the date of the “cashless exercise”, according to a formula contained in the warrant agreement. The net effect of these “cashless exercises” has been the issuance of 21,351 shares of Nymox common stock. Another 1,090 of these warrants were exercised resulting in the issuance of 1,090 shares of Nymox, for proceeds of $4,033. The remaining 19,713 warrants expired on July 31, 2005.

In total, Nymox has raised over $70.5 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have no contractual obligations of significance other than long-term lease commitments for our premises in Canada and the United States of $32,010 per month through to August 2014 and October 2013 respectively. Contractual obligations are summarized in the Management’s Discussion and Analysis below.

MANAGEMENT'S DISCUSSION AND ANALYSIS (in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2012, 2011 and 2010. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 15, 2013. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well-known investigational sites across the U.S. with planned enrollment of 1,000 patients. The first Phase 3 study, NX02-0017, completed enrollment in November 2012. An open-label U.S. re-injection safety study of NX-1207 for BPH was started in July of 2011 and reached completion of its primary endpoint assessment in January 2013. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in March 2012. The Corporation is also developing new treatments for bacterial infections in humans. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

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

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

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

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized.

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

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of December 31, 2012 and 2011, due to uncertainties related to our ability to utilize all, or a portion of, our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Selected Annual Information		2012	2011	2010
Total revenues		$3,072,587	$3,113,815	$691,450
Net loss		$(7,627,589)	$(9,652,389)	$(6,536,313)
Loss per share (basic & diluted)		$(0.23)	$(0.30)	$(0.20)
Total assets		$1,754,179	$6,375,266	$13,502,222
Non-current financial liabilities		$400,000	$400,000	$400,000

Quarterly Results	Q4 – 2012	Q3 – 2012	Q2 – 2012	Q1 – 2012
Total revenues	$789,550	$764,564	$778,894	$739,579
Net loss	$(2,813,922)	$(1,245,563)	$(1,721,128)	$(1,846,974)
Loss per share (basic & diluted)	$(0.08)	$(0.04)	$(0.05)	$(0.06)
	Q4 – 2011	Q3 – 2011	Q2 – 2011	Q1 – 2011
Total revenues	$777,606	$804,712	$766,482	$765,015
Net loss	$(1,659,125)	$(1,614,041)	$(1,948,132)	$(4,431,091)
Loss per share (basic & diluted)	$(0.05)	$(0.05)	$(0.06)	$(0.14)

The revenues in 2012 and 2011 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010.

Results of Operations – 2012 compared to 2011

Net losses were $2,813,922, or $0.08 per share, for the quarter, and $7,627,589, or $0.23 per share, for the year ended December 31, 2012, compared to $1,659,125, or $0.05 per share, for the quarter and $9,652,389, or $0.30 per share, for the year ended December 31, 2011. Net losses include stock compensation charges of $1,962,085 in 2012 and $4,005,404 in 2011. The decrease in net losses is principally attributable to the lower stock compensation charges recorded in 2012 compared to the same period in 2011. The weighted average number of common shares outstanding for the year ended December 31, 2012 was 33,176,185 compared to 32,711,431 for the same period in 2011.

Revenues

Revenues from sales of goods amounted to $135,150 for the quarter and $454,987 for the year ended December 31, 2012, compared with $123,206 for the quarter and $496,215 for the year ended December 31, 2011. A reduction in orders by one client for NicAlert™/TobacAlert™ explains the decrease in sales for 2012 compared to 2011. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the three months and year ended December 31, 2012, amounts of $654,400 and $2,617,600 respectively were recognized as revenue relating to the upfront payment received from Recordati in December 2010, compared to $654,400 and $2,617,600 respectively for the three months and year ended December 31, 2011. At December 31, 2012, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $7,743,733.

Research and Development

Research and development expenditures were $3,218,858 for the quarter and $8,572,528 for the year ended December 31, 2012, compared with $1,890,452 for the quarter and $9,461,081 for the year ended December 31, 2011. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $1,653,428 for the quarter and $1,686,310 for the year ended December 31, 2012 and $32,042 for the quarter and $2,357,307 for the year ended December 31, 2011. Expenditures on the clinical trials for NX-1207 increased for the quarter compared to the same period in 2011 because of the initiation of new trials. The decrease in expenses for the year ended 2012 is primarily attributable to lower stock compensation charges compared to 2011. The balance of the decrease for the year is due to reductions in expenditures in 2012 relating to the initiation of new sites to the trials compared to the corresponding period in 2011. In 2012, research tax credits and grants amounted to $289,766 compared to $486,910 in 2011. The decrease is due to the recognition in 2011 of the grant awarded from the U.S. government under the Qualifying Therapeutic Discovery Project in the amount of $244,479, which was not repeated in 2012. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $36,756 for the quarter and $158,431 for the year ended December 31, 2012, in comparison to expenditures of $51,964 for the quarter and $642,235 for the year ended December 31, 2011. Marketing expenditures also include stock compensation charges of $389 for the year ended December 31, 2012 and $434,635 in 2011. The decrease in expenses for the quarter and the year is primarily attributable to lower stock compensation charges in 2012 compared to 2011. The balance of the decrease for the year is due to a decrease in promotional expenses by approximately $51,000 in 2012 compared to 2011. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $356,341 for the quarter and $1,972,120 for the year ended December 31, 2012, compared with $443,895 for the quarter and $2,832,870 for the year ended December 31, 2011. General and administrative expenditures also include stock compensation charges of $275,386 for the year ended December 31, 2012 and $1,213,462 in 2011. The decrease in expenses for the quarter and the year is attributable to lower stock compensation charges in 2012 compared to 2011. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance Costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 57% of 2012 expenses (2011 – 66%; 2010 – 78%) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2012, 2011 or 2010.

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

Contractual Obligations

Nymox has no contractual obligations of significance other than long-term lease commitments for rental of laboratory and office space, insurance premium installments, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4+ years
Rent for laboratory and office space	$541,352	$355,837	$185,515	$0
Insurance Premium Installments	$68,141	$68,141
Operating Leases	$25,508	$10,595	$12,009	$2,904
Total Contractual Obligations	$635,001	$434,573	$197,524	$2,904

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2012 and 2011.

Refer to note 18 of the consolidated financial statements for key management personnel disclosures.

Financial Position

Liquidity and Capital Resources

As of December 31, 2012, cash and receivables including tax credits totalled $1,030,075 and $617,099 respectively compared with $5,918,921 and $393,169 in the comparative period in 2011. In December 2010, the Corporation received an upfront payment of €10 million (US$13.1 million) pursuant to a license and collaboration agreement with Recordati for the development and commercialization of NX-1207 in Europe and other countries. The decrease in cash is primarily due to the use of this upfront payment. The increase in receivables is primarily due to timing of collection of research tax credits. In November 2011, the Corporation signed a common stock private purchase agreement, whereby Lorros-Greyse Investments, Ltd. (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 19, 2011. As at December 31, 2012, five drawings were made under this purchase agreement, for total proceeds of $3,575,000. On May 23, 2012, 132,100 common shares were issued at a price of $7.57 per share. On August 2, 2012, 88,087 common shares were issued at a price of $5.96 per share. On September 20, 2012, 95,652 common shares were issued at a price of $5.75 per share. On October 30, 2012, 82,781 common shares were issued at a price of $6.04 per share. On November 28, 2012, 160,000 common shares were issued at a price of $6.25 per share.

The Corporation negotiated a new agreement with the Purchaser on November 1, 2012, which became effective December 19, 2012, under the same terms and conditions of the previous agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. As at March 15, 2013, the Corporation had $14 million of financing available under the facility over the remaining 20 months under the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the common stock private purchase agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies primarily on this financing, and when applicable, collaboration agreements to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market. Since 2003 through to December 2012, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

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

Financial risk management

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

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

Approximately 57% of expenses that occurred during the year ended December 31, 2012 (2011 - 66%; 2010 – 78%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2012, 2011 or 2010.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2012	December 31, 2011
Cash	$167,006	$320,662
Trade accounts receivable, other receivables and research tax credits receivable	$54,169	$119,192
Trade accounts payable and accrued liabilities	$(389,256)	$(399,802)
	$(168,081)	$40,052

The following exchange rates were applied for the years ended December 31, 2012, 2011 and 2010:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170
US$ - CA$ - December 31, 2010	1.0299	0.9946

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss for the year ended December 31, 2012 by less than $5,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $30,732 (December 31, 2011 - $31,546), all of which were aged under 45 days. Three customers (December 31, 2011 - four customers) accounted for 86.4% (December 31, 2011 - 100%) of the trade receivables balance at December 31, 2012, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2012, nor for the year ended December 31, 2011.

At December 31, 2012, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2012, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2012	$1,055,159	$1,055,159	–
December 31, 2011	$811,492	$811,492	–

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Outstanding Share Data

As at March 15, 2013, there were 33,731,492 common shares of Nymox issued and outstanding. In addition, 5,930,500 share options are outstanding, of which 5,890,500 are currently vested. There are no warrants outstanding.

Subsequent Event

As at March 15, 2013, one drawing was made under the new common stock private purchase agreement, for total proceeds of $1,000,000. On February 4, 2013, 153,610 common shares were issued at a price of $6.51 per share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2012.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2012, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at December 31, 2012.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2012 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements.

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

The Company intends to adopt IFRS 9 in its consolidated financial statements for the annual period beginning on January 1, 2015. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements, however does not expect that it will have a significant impact.

IFRS 10 – Consolidated Financial Statements (”IFRS 10”) replaces SIC-12, Consolidation -Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its consolidated financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a significant impact on the consolidated financial statements.

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

The Company intends to adopt IFRS 12, including the amendments issued in June 2012, in its consolidated financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 12 to have a significant impact on the consolidated financial statements, because of the nature of the Company’s interests in other entities.

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

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 13 to have a significant impact on the consolidated financial statements.

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

  Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH) and prostate cancer. We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo-controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of BPH, and are presently in Phase 3. In March 2012, Nymox started a Phase 2 U.S. clinical trial to evaluate the company’s NX-1207 drug for the treatment of low grade localized prostate cancer. We cannot predict with any certainty the outcome of any future trials nor estimate the costs of completing such trials, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. We anticipate starting a Phase 3 trial in the near future and subsequently filing a New Drug Application (NDA) with the FDA.
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

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

	Year ended	Year ended	Year ended
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Alzheimer’s Disease: Diagnostics	$41,688	$44,509	$71,932
Alzheimer’s Disease: Therapeutics	$8,562	$21,595	$18,744
Anti-Infectives	$9,787	$8,243	$5,091
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	$6,511,143	$6,519,377	$4,448,857
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	$14,859	$8,424	$7,095
Total	$6,586,039	$6,602,148	$4,551,719

For the earlier periods from 1995 to 1998, the Corporation did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 2001, the general research expenses related primarily to the development of diagnostic products and therapeutic candidates for Alzheimer’s disease. From 2002 to 2004, expenses related primarily to R&D in the areas of Alzheimer’s disease and in BPH. Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows: 2009: $3,043,219; 2008: $2,388,911; 2007: $3,468,273; 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $50,611,756

The Corporation expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Corporation's research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred. Research and development costs are allocated in reasonable and realistic proportion to the projects that benefited from those costs.

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

Trend Information

The Corporation does not currently know of any trends that would be material to our operations other than those disclosed in Items 4 and 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 62, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 49, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 87, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 56, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 62, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 61, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 58, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario.

Brian Doyle, B.Sc., M.B.A., 58, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ending on December 31, 2012 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2012 for the Named Executive Officers: The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and three most highly compensated executive officers.

During the financial year ended December 31, 2012, one executive received an option grant totaling 500,000 options. No executive officer received any other share-based awards, or any bonuses or other non-equity incentive compensation. The Corporation does not have a share-based incentive plan, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ending December 31, 2012 were Dr. Roger Guy, Paul McDonald and Randall Lanham, Esq..

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ending on December 31, 2012 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2012 for the directors. Two current directors, Dr. Paul Averback, the President and CEO of the Corporation, and Jack Gemmell, General Counsel, are members of the senior management of the Corporation and do not receive any compensation for acting as a director. Their compensation as Named Executive Officers is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

Name and principal position	Year	Salary	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation		Pension value	All Other Compensation	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Dr. Paul Averback CEO and President	2012	$190,000		500,000					$190,000
Roy Wolvin CFO	2012	$150,063							$150,063
Brian Doyle Global Sales Manager	2012	$160,846							$160,846
Jack Gemmell General Counsel, CIO	2012	$165,069							$165,069

Salaries are payable in Canadian dollars, but expressed above in US$.

Outstanding Incentive Plan Awards as of December 31, 2012: Named Executive Officers

Name	Option-based Awards
	Number of securities underlying unexercised options			Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options
	Total	Unvested	Vested
Dr. Paul Averback	500,000		500,000	$3.00	10/24/13	$1,930,000
	3,000,000		3,000,000	$3.00	08/24/16	$11,580,000
	500,000		500,000	$7.08	01/24/21	$0
	500,000		500,000	$6.51	10/15/22	$175,000
Roy Wolvin	50,000		50,000	$2.82	06/09/16	$202,000
	150,000		150,000	$3.00	08/24/16	$579,000
	20,000		20,000	$3.65	05/14/19	$64,200
	20,000		20,000	$7.08	01/24/21	$0
Jack Gemmell	20,000		20,000	$2.62	09/09/13	$84,800
	210,000		210,000	$3.00	08/24/16	$810,600
	50,000		50,000	$3.30	01/23/19	$178,000
	25,000		25,000	$3.40	05/03/20	$86,500
	170,000		170,000	$7.08	01/24/21	$0
Brian Doyle	50,000		50,000	$3.75	04/28/13	$155,500
	50,000		50,000	$3.00	08/24/16	$193,000
	100,000		100,000	$7.08	01/24/21	$0

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

Name	Year	Fees Earned	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Paul McDonald	2012	$16,500		10,000				$16,500
Randall Lanham, Esq.	2012	$16,500		10,000				$16,500
Roger Guy, MD	2012	$16,500		10,000				$16,500
David Morse, Ph.D.	2012	$14,500		10,000				$14,500

Outstanding Incentive Plan Awards as of December 31, 2012: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised
Paul McDonald	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
Randall Lanham, Esq.	10,000	$2.74	07/17/16	$41,200
	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
Roger Guy, MD	10,000	$2.74	07/17/16	$41,200
	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
David Morse, Ph.D.	10,000	$2.74	07/17/16	$41,200
	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0

During the same period from 2000 to 2012, the salaries of Named Executive Officers increased from $465,805US (2000) to $665,978US (2012), an increase of 3.3% per annum over that thirteen year period, or 43.0% in total. During the same period, the Corporation’s stock price has increased approximately 254%.

Share Ownership

As of March 15, 2013, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares	Percentage of Common
	Owned and	Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	12,239,914	36.3%
Randall Lanham, Esq.	0	*
Paul McDonald	0	*
David Morse, Ph.D.	396	*
Roger Guy, MD	51,979	*
Jack Gemmell	33,725	*
Jack Gemmell Trustee	607,031[1]	1.8%
Roy Wolvin	13,920	*
Brian Doyle	10,000	*

* Denotes less than 1%.
1) As joint trustee of a family trust.

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

No more than 7,500,000 common shares may be under option at any time and a maximum of 7,500,000 common shares are available to be issued under the stock option plan as the result of the exercise of options. Options that expire or terminate without being exercised become available to be granted again. Material changes to the stock option plan such as the number of shares available to be optioned require shareholder approval. On June 13, 2011, the shareholders approved amendments to the plan that included increasing the maximum number of shares that could be issued in total under the plan from 5,500,000 to 7,500,000. Since the inception of the stock option plan in 1995, 382,400 options have been exercised under the plan and 70,559 shares have been issued as a result of cashless exercises.

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

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Paul McDonald; the other members are Randall Lanham, Esq. and Dr. Roger Guy. The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders. The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditors report directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

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

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee is Dr. Roger Guy; the other members are Randall Lanham, Esq., Dr. David Morse and Paul McDonald. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option plan.

The Corporate Governance Committee consists of the independent directors of the Board. The Chairman of the Committee is Randall Lanham, Esq.; the other members are Paul McDonald, Dr. Roger Guy and Dr. David Morse. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

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

In its Hasbrouck Heights and St. Laurent laboratories and offices, for the year 2012, the Corporation employed on the average twenty persons with sixteen in research and development and four in administration and marketing; for the year 2011, the Corporation employed on the average twenty-six persons (twenty-two in research and development and four in administration and marketing); for the year 2010, the Corporation employed on the average twenty-two persons (eighteen in research and development and four in administration and marketing).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of March 15, 2013, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

	Number of Common Shares	Percent of Class of
Name of Shareholder	owned by Shareholder	Common Shares
Dr. Paul Averback	12,239,914	36.3%
All directors and officers as a group	12,349,934	36.6%

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Hal Pettigrew reported in a February 15, 2011 filing that he had dispositive power over 2,647,586 shares of Nymox or approximately 8.2% of Nymox’s shares. Michael Starcher reported in a February 15, 2011 filing that he had dispositive power over 1,952,007 shares of Nymox or approximately 6.02% of Nymox’s shares. The number of shares owned by Hal Pettigrew represented an increase of 252,486 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on March 31, 2010. The number of shares owned by Michael Starcher represented an increase of 157,007 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on November 20, 2008. All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of March 15, 2013, total shares outstanding were 33,731,492; there were 175 holders of record of the common shares and 5,020 beneficial shareholders in total. Of these, 59 were holders of record of the common shares and 4,044 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 18,406,429 shares, representing approximately 54.58% of the outstanding shares of common stock.

Related Party Transactions

The Corporation did not have any related party transactions for the years ended December 31, 2012, 2011 and 2010.

Refer to Note 18 of the consolidated financial statements for key management personnel disclosures.

ITEM 8. FINANCIAL INFORMATION

In 2012, revenues of Nymox Pharmaceutical Corporation’s US subsidiaries were $353,397 and revenues of its Canadian Corporation were $2,725,370 (including Europe and other). We refer to Note 17 of the financial statements below.

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

Legal Proceedings

In November 2011, two former directors of Nymox, who ceased to be directors in 2006, served Nymox with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking orders that they are entitled to exercise options to purchase a total of 125,000 shares of Nymox at a price of $4.33 U.S. or in the alternative damages for lost profit. Nymox believes that the right to exercise these options ended in May 2007 and that the claims are without merit. Nymox intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in the financial statements.

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal, Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2012 and December 31, 2011 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2012 and 2011, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013 expressed an unqualified opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

/s/ KPMG LLP

March 1, 2013

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120841
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal, Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nymox Pharmaceutical Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on Nymox Pharmaceutical Corporation's internal control over financial reporting based on our audit.

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

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, Nymox Pharmaceutical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended December 31, 2012, and our report dated March 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

March 1, 2013

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012

Financial Statements
	Consolidated Statements of Financial Position	49
	Consolidated Statements of Operations and Comprehensive Loss	50
	Consolidated Statements of Changes in Equity	51
	Consolidated Statements of Cash Flows	52
Notes to Consolidated Financial Statements
1.	Business activities	53
2.	Basis of preparation	53
3.	Significant accounting policies	55
4.	Changes in accounting policies	63
5.	Property and equipment	66
6.	Intangible assets	66
7.	Licensing revenues and deferred revenue	67
8.	Preferred shares of a subsidiary and non-controlling interest	67
9.	Share capital	67
10.	Commitments and contingencies	72
11.	Cost of sales	73
12.	Research tax credits and grants and income taxes	73
13.	Earnings per share	77
14.	Capital disclosures	77
15.	Financial risk management	78
16.	Financial instruments	81
17.	Segment disclosures	81
18.	Related parties	82
19.	Personnel expenses	82
20.	Subsequent events	82

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position

December 31, 2012 and 2011
(In US dollars)

	Note	2012	2011

Assets

Current assets:
Cash		$1,030,075	$5,918,921
Trade accounts receivable		30,732	31,546
Other receivables		54,169	119,192
Research tax credits receivable		532,198	242,431
Prepaid expenses		31,988	–
Security deposit		17,396	–
Inventories		42,503	23,620
Total current assets		1,739,061	6,335,710
Non-current assets:
Long-term security deposit		–	17,396
Property and equipment	5	15,118	22,160
Total non-current assets		15,118	39,556
Total assets		$1,754,179	$6,375,266

Liabilities and Equity

Current liabilities:
Trade accounts payable		$880,533	$640,507
Accrued liabilities
Payroll related liabilities		14,388	4,102
Other accrued liabilities		160,238	166,883
Deferred revenue	7	2,617,600	2,617,600
Total current liabilities		3,672,759	3,429,092
Non-current liabilities:
Deferred revenue	7	5,126,133	7,743,733
Preferred shares of a subsidiary	8	400,000	400,000
Total non-current liabilities		5,526,133	8,143,733
Equity:
Share capital	9	69,705,389	66,062,961
Additional paid-in capital		12,362,281	10,445,524
Deficit		(89,912,383)	(82,106,044)
Total equity attributable to the equity holders of the Corporation		(7,844,713)	(5,597,559)
Non-controlling interest	8	400,000	400,000
Total equity		(7,444,713)	(5,197,559)
Commitments and contingencies	10
Total liabilities and equity		$1,754,179	$6,375,266

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback	Director

/s/ Paul McDonald	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2012, 2011 and 2010
(In US dollars)

	Note	2012	2011	2010

Revenues:
Sales of goods		$454,987	$496,215	$582,383
Licensing Revenues:
Upfront payment	7	2,617,600	2,617,600	109,067
		3,072,587	3,113,815	691,450

Expenses:
Research and development	9(c)	8,572,528	9,461,081	5,116,227
Less research tax credits	12(a)	(289,766)	(486,910)	(236,101)
		8,282,762	8,974,171	4,880,126

General and administrative	9(c)	1,972,120	2,832,870	1,847,122
Marketing	9(c)	158,431	642,235	152,389
Cost of sales	11	253,925	289,866	316,945
		10,667,238	12,739,142	7,196,582
Results from operating activities		(7,594,651)	(9,625,327)	(6,505,132)

Net finance income (costs):
Finance income	16(b)	6,180	12,817	1,191
Finance costs	16(b)	(39,118)	(39,879)	(32,372)
		(32,938)	(27,062)	(31,181)

Net loss and comprehensive loss attributable to the equity holders of the Corporation		$(7,627,589)	$(9,652,389)	$(6,536,313)

Basic and diluted loss per share	13	$(0.23)	$(0.30)	$(0.20)

Weighted average number of common shares outstanding	13	33,176,185	32,711,431	31,940,584

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity

Years ended December 31, 2012, 2011 and 2010
(In US dollars)

		Attributable to equity holders of the Corporation
				Additional			Non-
		Share capital		paid-in			controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity

Balance, December 31, 2011		32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9(a)	558,620	3,575,000	–	–	3,575,000	–	3,575,000
Exercise of stock options and option surrender agreements
Cash	9(b)	20,520	22,100	–	–	22,100	–	22,100
Ascribed value		–	45,328	(45,328)	–	–	–	–
Share issue costs		–	–	–	(178,750)	(178,750)	–	(178,750)
Stock-based compensation	9(c)	–	–	1,962,085	–	1,962,085	–	1,962,085

Total contributions by owners		579,140	3,642,428	1,916,757	(178,750)	5,380,435	–	5,380,435

Net loss and comprehensive loss		–	–	–	(7,627,589)	(7,627,589)	–	(7,627,589)

Balance, December 31, 2012		33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Balance, December 31, 2010		32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9(a)	353,407	3,000,000	–	–	3,000,000	–	3,000,000
Exercise of stock options and option surrender agreements
Cash	9(b)	66,039	54,040	–	–	54,040	–	54,040
Ascribed value		–	153,774	(53,424)	(100,350)	–	–	–
Share issue costs		–	–	–	(150,000)	(150,000)	–	(150,000)
Stock-based compensation	9(c)	–	–	4,005,404	–	4,005,404	–	4,005,404

Total contributions by owners		419,446	3,207,814	3,951,980	(250,350)	6,909,444	–	6,909,444

Net loss and comprehensive loss		–	–	–	(9,652,389)	(9,652,389)	–	(9,652,389)

Balance, December 31, 2011		32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Balance, January 1, 2010		31,283,778	$57,955,147	$6,014,679	$(65,421,992)	$(1,452,166)	$400,000	$(1,052,166)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9(a)	1,290,078	4,900,000	–	–	4,900,000	–	4,900,000
Share issue costs		–	–	–	(245,000)	(245,000)	–	(245,000)
Stock-based compensation	9(c)	–	–	478,865	–	478,865	–	478,865

Total contributions by owners		1,290,078	4,900,000	478,865	(245,000)	5,133,865	–	5,133,865

Net loss and comprehensive loss		–	–	–	(6,536,313)	(6,536,313)	–	(6,536,313)

Balance, December 31, 2010		32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

	Note	2012	2011	2010

Cash flows from (used in) operating activities:
Net loss		$(7,627,589)	$(9,652,389)	$(6,536,313)
Adjustments for:
Depreciation of property and equipment	5	10,413	14,716	10,223
Stock-based compensation	9(c)	1,962,085	4,005,404	478,865
Amortization of lease inducement		-	-	(12,646)
Changes in non-cash operating balances:
Prepaid expenses		(31,988)	-	-
Trade accounts receivable and other receivables		65,837	(109,190)	49,463
Research tax credits receivable		(289,767)	(6,330)	15,057
Inventories		(18,883)	(6,172)	18,966
Long-term security deposit		-	-	9,598
Trade accounts payable and accrued liabilities		243,667	(1,766,411)	847,952
Deferred revenue		(2,617,600)	(2,617,600)	12,978,933
		(8,303,825)	(10,137,972)	7,860,098

Cash flows from (used in) financing activities:
Proceeds from issuance of share capital	9(a)	3,575,000	3,000,000	4,900,000
Share issue costs		(178,750)	(150,000)	(245,000)
Proceeds from exercise of stock options		22,100	54,040	-
		3,418,350	2,904,040	4,655,000
Cash flows used in investing activities:
Additions to property and equipment		(3,371)	(22,146)	(8,801)
Net (decrease) increase in cash		(4,888,846)	(7,256,078)	12,506,297

Cash, beginning of year		5,918,921	13,174,999	668,702

Cash, end of year		$1,030,075	$5,918,921	$13,174,999

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint Laurent, Québec. The Corporation developed AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new antibacterial agents for the treatment of bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

2.	Basis of preparation (continued):

(a)	Statement of compliance (continued):

The consolidated financial statements were authorized for issue by the Board of Directors on March 1, 2013.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on a going concern and on the historical cost basis.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses.

Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

(i)	Judgments in applying accounting policies

  Licensing revenues and deferred revenue:

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, sale of goods, royalties and license fees. Management uses judgment in estimating the service period over which revenue is recognized (note 7).

(ii)	Estimation uncertainties

  Stock options:

There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options (note 9 (c)).

Other areas of judgment and uncertainty relate to the recoverability of research tax credits and deferred tax assets.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. Refer to note 4 which addresses standards issued but not yet effective.

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

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable, accrued liabilities and redeemable preferred shares as “other financial liabilities”. The redeemable preferred shares are recorded at their redemption amount (see note 8).

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2012 and 2011, the Corporation held no assets or liabilities required to be measured at fair value.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

3.	Significant accounting policies (continued):

(e)	Intangible assets (continued):

(ii)	Research and development expenditures:

Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. At December 31, 2012 and December 31, 2011 no development expenditures have been capitalized.

(iii)	Amortization:

Amortization is calculated on the cost of the asset, less its residual value. Amortization methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

(f)	Impairment:

(i)	Financial assets:

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor or issuer will enter bankruptcy.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

3.	Significant accounting policies (continued):

(g)	Revenue recognition:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

3.	Significant accounting policies (continued):

(h)	Foreign currency:

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

Foreign exchange loss and gain are reported on a net basis, within finance costs or finance income.

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

The grant date fair value of stock-based compensation awards granted to employees and directors is recognized as an expense, with a corresponding increase in equity, over the period that the employees or directors unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service at the vesting date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

3.	Significant accounting policies (continued):

(k)	Employee benefits:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

3.	Significant accounting policies (continued):

(n)	Earnings per share:

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

Stock-based compensation:

The fair value of the stock options is measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

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

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRIC and the Corporation is currently assessing their impact on the financial statements:

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
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

The Company intends to adopt IFRS 9 in its consolidated financial statements for the annual period beginning on January 1, 2015. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements, however does not expect that it will have a significant impact.

IFRS 10 - Consolidated Financial Statements (”IFRS 10”) replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its consolidated financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a significant impact on the consolidated financial statements.

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

The Company intends to adopt IFRS 12, including the amendments issued in June 2012, in its consolidated financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 12 to have a significant impact on the consolidated financial statements, because of the nature of the Company’s interests in other entities.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
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

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 13 to have a significant impact on the consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

5.	Property and equipment:

			Office
			equipment
	Laboratory	Computer	and
	equipment	equipment	fixtures	Total

Cost:
Balance at December 31, 2010	$433,201	$22,597	$92,767	$548,565
Additions	2,907	9,651	9,588	22,146
Disposals	–	(1,600)	(429)	(2,029)

Balance at December 31, 2011	$436,108	$30,648	$101,926	$568,682

Balance at December 31, 2011	$436,108	$30,648	$101,926	$568,682
Additions	3,003	368	–	3,371
Disposals	(20,684)	(1,790)	(690)	(23,164)

Balance at December 31, 2012	$418,427	$29,226	$101,236	$548,889

Accumulated depreciation:
Balance at December 31, 2010	$428,008	$16,599	$89,228	$533,835
Depreciation for the year	5,521	6,018	3,177	14,716
Disposals	–	(1,600)	(429)	(2,029)

Balance at December 31, 2011	$433,529	$21,017	$91,976	$546,522

Balance at December 31, 2011	$433,529	$21,017	$91,976	$546,522
Depreciation for the year	1,717	5,518	3,178	10,413
Disposals	(20,684)	(1,790)	(690)	(23,164)

Balance at December 31, 2012	$414,562	$24,745	$94,464	$533,771

Carrying amounts:
At December 31, 2010	$5,193	$5,998	$3,539	$14,730
At December 31, 2011	2,579	9,631	9,950	22,160
At December 31, 2012	3,865	4,481	6,772	15,118

The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

6.	Intangible assets:

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2011 and 2012, are still property of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

7.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), in December 2010. The agreement provides for further payments to be made upon regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period of five years, of which approximately three years remain at December 31, 2012. This period may be modified in the future based on additional information that may be received by the Corporation. In 2012, an amount of $2,617,600 (2011 - $2,617,600; 2010 - $109,067) was recognized as revenue related to this upfront payment. As at December 31, 2012, the deferred revenue related to this transaction amounted to $7,743,733 (2011 - $10,361,333).

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

9.	Share capital:

	2012	2011

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	33,572,442	32,993,302
Dollars	$69,705,389	$66,062,961

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

9.	Share capital (continued):

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2011, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2012, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

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

In 2012, the Corporation issued 558,620 (2011 - 353,407; 2010 – 1,290,078) common shares to the Purchaser for aggregate proceeds of $3,575,000 (2011 - $3,000,000; 2010 - $4,900,000) under the agreements. All issued shares were fully paid. At December 31, 2012, the Corporation can require the Purchaser to purchase up to $15,000,000 of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

9.	Share capital (continued):

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 13, 2011, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 5,500,000 to 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant and vest either immediately or over periods of up to six years, and are equity-settled. As at December 31, 2012, 1,559,500 options could still be granted by the Corporation (2011 - 2,121,500; 2010 – 886,000).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

9.	Share capital (continued):

(b)	Stock options (continued):

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

		Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding,
January 1, 2010	4,724,000	$3.07	6.24

Granted	65,000	3.09
Expired	(175,000)	3.13

Outstanding,
December 31, 2010	4,614,000	$3.06	5.32

Exercised	(28,000)	1.93
Granted	905,000	7.10
Expired	(2,500)	3.57
Surrendered	(110,000)	3.83

Outstanding,
December 31, 2011	5,378,500	$3.73	5.22

Exercised	(8,000)	2.76
Granted	590,000	6.66
Surrendered	(20,000)	2.89

Outstanding,
December 31, 2012	5,940,500	$4.03	4.74

Options exercisable	5,885,500	$4.00	4.72

The weighted average share price at the date of exercise for stock options exercised in 2012 was $7.03 (2011 - $7.48; 2010 - no stock options exercised).

In 2012, a total of 20,000 options were surrendered (i.e. a “cashless exercise”) to the Corporation (2011 - 110,000; 2010 - nil) in consideration for the issuance of a total of 12,520 common shares (2011 - 38,039; 2010 - nil), whereby the option holders receive a number of shares equivalent in value to the net difference between the strike price on the option and the closing market price on the day before the date of the cashless exercise.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

9.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2012, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

50,000	50,000	$ 3.75	April 28, 2013
21,000	21,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
175,000	175,000	2.82	June 9, 2016
30,000	30,000	2.74	July 17, 2016
3,412,500	3,412,500	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
20,000	20,000	3.65	May 14, 2019
40,000	40,000	4.83	July 9, 2019
25,000	25,000	3.40	May 3, 2020
40,000	40,000	2.90	July 16, 2020
790,000	790,000	7.08	January 24, 2021
75,000	60,000	6.27	March 16, 2021
40,000	40,000	9.10	July 16, 2021
50,000	10,000	8.04	April 1, 2018
40,000	40,000	6.88	July 16, 2022
500,000	500,000	6.51	October 15, 2022

5,940,500	5,885,500	$ 4.03

(c)	Stock-based compensation:

	2012	2011	2010
Stock options granted in 2006	$29,488	$184,490	$361,160
Stock options granted in 2010	-	-	117,705
Stock options granted in 2011	46,242	3,820,914	-
Stock options granted in 2012	1,886,355	-	-
Total stock-based compensation expense recognized	$1,962,085	$4,005,404	$478,865

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2012	2011	2010
Stock-based compensation pertaining to general and administrative	$275,386	$1,213,462	$155,901
Stock-based compensation pertaining to marketing	389	434,635	4,780
Stock-based compensation pertaining to research and development	1,686,310	2,357,307	318,184
	$1,962,085	$4,005,404	$478,865

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

9.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the years ended December 31, 2012, 2011 and 2010 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2012	2011	2010

Share price	$6.66	$7.10	$3.09
Exercise price	6.66	7.10	3.09
Risk-free interest rate	1.36%	2.56%	2.62%
Expected volatility	58.67%	71.94%	68.63%
Expected option life in years	5	5	5
Expected option life in years	-	-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2012 was $3.37 per option (2011 - $4.29 per option; 2010 - $1.81 per option).

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

10.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Less than one year	$366,432
Between one and five years	197,524
More than five years	2,904

$566,860

In September 2012 and November 2010, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2014 and October 31, 2013, respectively.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

10.	Commitments and contingencies (continued):

(a)	Operating leases (continued):

The current leases for the Canadian and U.S. operations run for two years and three years respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the year ended December 31, 2012, an amount of $370,440 was recognized as an expense in respect of operating leases (2011 - $364,471; 2010 - $300,960).

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

In 2012, expenses related to inventories recognized as cost of sales amounted to $85,075 (2011 - $108,372; 2010 - $102,547).

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(a)	Research tax credits and grants (continued):

Unused federal research tax credits may be used to reduce future income tax expense, which are not recognized and expire as follows:

2018	$5,228
2019	8,504
2020	23,093
2021	23,483
2022	53,537
2023	69,362
2024	22,561
2025	29,084
2026	66,314
2027	73,235
2028	71,538
2029	96,957
2030	174,430
2031	244,789
2032	287,333

$1,249,448

(b)	Income taxes:

	2012	2011	2010

Current income tax expense for the year	$–	$–	$2,423,054

Recognition of previously unrecognized tax loss	–	–	(2,423,054)

Current income tax expense	–	–	–

Deferred tax expense:
Origination and reversal of temporary differences	(1,620,431)	(1,591,363)	(1,834,000)
Change in unrecognized deductible temporary differences	1,620,431	1,591,363	1,834,000
Deferred tax expense	–	–	–

Total income tax expense	$–	$–	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(b)	Income taxes (continued):

Reconciliation of effective tax rate:

	2012	2011	2010
Net loss for the year, before income taxes	$(7,627,589)	$(9,652,389)	$(6,536,313)
Domestic tax rate applicable to the Corporation	26.9%	28.4%	29.9%
Income taxes at domestic tax statutory rate	(2,051,821)	(2,741,278)	(1,954,358)
Change in unrecognized deductible temporary differences	1,620,431	1,591,363	1,834,000
Non-deductible expenses and other	431,390	1,149,915	120,358

Income taxes	$–	$–	$–

The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2012 from 16.5% to 15.0% and in 2011 from 18% to 16.5%.

As at December 31, 2012 and 2011, deferred tax assets not recognized were as follows:

	2012	2011	2010

Deferred revenue	$2,083,064	$2,787,199	$3,530,597
Tax loss carry forward	12,493,652	11,196,417	9,523,940
Property and equipment and patents	1,950,980	1,923,879	1,894,480
Research and development expenditures	2,031,077	1,799,941	1,581,539
Share issue costs	100,081	103,847	123,525

Income taxes	$18,658,854	$17,811,283	$16,654,081

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(b)	Income taxes (continued):

At December 31, 2012, the amounts and expiry dates of tax attributes for which no deferred tax assets were recognized are as follows:

	Federal	Provincial

Research and development expenditures, without time limitation	$5,370,332	$10,298,546

Losses carried forward:
2014	581,932	504,560
2015	3,544,044	3,544,196
2026	3,807,913	3,745,175
2027	3,608,571	3,529,083
2028	2,750,121	2,750,121
2029	3,607,077	3,607,077
2031	7,385,581	7,368,724
2032	7,336,536	7,319,234
	32,621,775	32,368,170

Other deductible temporary differences:
Share issue costs	372,050	372,050
Excess of tax value of intellectual property and patent fees over carrying value	7,009,846	7,009,846
Excess of tax value of property and equipment over carrying value	265,750	265,750
Deferred revenue	7,743,733	7,743,733

US losses carried forward:
2018		2,781,408
2019		1,077,985
2020		813,001
2021		664,129
2022		522,140
2023		564,484
2024		353,204
2025		264,237
2026		355,198
2027		372,942
2028		351,224
2029		86,251
2030		541,457
2031		479,755
2032		144,018
		$9,371,433

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

13.	Earnings per share:

Weighted average number of common shares outstanding:

	2012	2011	2010

Issued common shares at January 1	32,993,302	32,573,856	31,283,778
Effect of stock options exercised	3,704	20,167	–
Effect of shares issued	179,179	117,408	656,806

Weighted average number of common shares outstanding at December 31	33,176,185	32,711,431	31,940,584

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market. Since 2003 through to December 2012, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
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

Approximately 57% of expenses that occurred during the year ended December 31, 2012 (2011 – 66%; 2010 – 78%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2012, 2011 or 2010.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

15.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

The following table provides significant items exposed to foreign exchange:

CA$	2012	2011

Cash	$167,006	$320,662
Trade accounts receivable, other receivables and research tax credits receivable	54,169	119,192
Trade accounts payable and accrued liabilities	(389,256)	(399,802)

	$(168,081)	$40,052

The following exchange rates were applied for the years ended December 31, 2012, 2011 and 2010:

	Average rate
	(twelve months)	Reporting date rate

US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170
US$ - CA$ - December 31, 2010	1.0299	0.9946

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss for the year ended December 31, 2012 by less than $5,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade and other accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

15.	Financial risk management (continued):

(b)	Credit risk (continued):

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $30,732 (2011 - $31,546), all of which were aged under 45 days. Three customers (2011- four customers) accounted for 86.4% (2011 - 100%) of the trade receivables balance at December 31, 2012, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2012, December 31, 2011 or December 31, 2010.

At December 31, 2012, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

Based on the value of variable interest-bearing cash during the year ended December 31, 2012, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

	Carrying	Less than
	amount	1 year	1 year to 5 years

Trade accounts payable and accrued liabilities:
December 31, 2012	$1,055,159	$1,055,159	$–
December 31, 2011	811,492	811,492	–

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

16.	Financial instruments:

(a)	Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

(b)	Finance income and finance costs:

	2012	2011	2010

Interest income	$6,180	$12,817	$1,191

Finance income	6,180	12,817	1,191

Interest and bank charges	(10,635)	(11,700)	(7,078)
Net foreign exchange loss	(28,483)	(28,179)	(25,294)
Finance costs	(39,118)	(39,879)	(32,372)

Net finance costs	$(32,938)	$(27,062)	$(31,181)

17.	Segment disclosures:

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2012	$23,960	$353,397	$2,701,410
2011	11,537	437,410	2,664,868
2010	15,900	505,897	169,653

Property and equipment:
December 31, 2012	14,818	300	–
December 31, 2011	21,253	907	–

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2012 and 2011, and for each of the years in the three-year period ended
December 31, 2012
(In US dollars)

17.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues from sales in any of the last three years were as follows:

	2012	2011	2010

Customer A	$129,803	$191,190	$165,870
Customer B	-	-	143,950
Customer C	35,468	78,122	23,066

One customer accounted for 100% of licensing revenues during 2012, 2011, 2010 (refer to note 7).

18.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 9 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2012	2011	2010

Salaries	$630,346	$667,788	$565,320
Short-term employee benefits	9,719	9,259	10,619
Stock-based compensation	1,808,628	3,802,911	478,865

	$2,448,693	$4,479,958	$1,054,804

19.	Personnel expenses:

	2012	2011	2010

Salaries	$2,019,020	$1,801,253	$1,314,187
Employer contributions	175,360	164,988	116,601
Short-term employee benefits	50,305	44,244	43,785
Stock-based compensation	1,689,380	3,848,780	478,865

	$3,934,065	$5,859,265	$1,953,438

The table above includes the compensation figures from the table in note 18.

20.	Subsequent events:

On February 4, 2013, the Corporation issued 153,610 common shares for gross proceeds of $1,000,000 under the Common Stock Private Purchase Agreement referred to in note 9 (a).

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2008	$6.390	$2.500
2009	$7.070	$2.200
2010	$7.760	$2.640
2011	$9.890	$6.000
2012	$8.980	$6.000

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2011	1st Quarter	$8.805	$6.000
	2nd Quarter	$8.900	$6.740
	3rd Quarter	$9.480	$6.910
	4th Quarter	$9.890	$7.320

2012	1st Quarter	$8.980	$7.570
	2nd Quarter	$8.400	$6.350
	3rd Quarter	$7.230	$5.693
	4th Quarter	$8.528	$6.140

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2012	$7.490	$6.140
November, 2012	$8.528	$6.275
December, 2012	$7.480	$6.624
January, 2013	$7.650	$6.500
February, 2013	$6.780	$5.740

March, 2013 (up to and including March 7, 2013)	$5.380	$5.118

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Corporation, and the value of the assets of our Corporation were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2012 was CDN$330 million and in 2013 is CDN$344 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 15, 2013.

1.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 1, 2012. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 1, 2011. This agreement was replaced by the new agreement above on November 1, 2012.

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

Dividends and gains on sale. Except as described below with respect to the “passive foreign investment corporation” rules, dividends paid by Nymox to a U.S. Holder, without reduction for Canadian withholding taxes, will be included in the gross income of such U.S. Holder, as a dividend, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. A dividend paid by Nymox generally will be taxed at the preferential tax rates applicable to long-term capital gains (where the maximum federal rate is currently 20%) if (a) Nymox is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend). Nymox currently meets the definition of a QFC because its common shares are readily tradable on The Nasdaq Stock Market, an established securities market in the United States, provided that Nymox is not a “passive foreign investment corporation” (as described below) for the taxable year during which Nymox pays a dividend or for the preceding taxable year. If Nymox is not a QFC, a dividend paid by Nymox to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2012 and, based on current business plans and financial expectations, Nymox does not believe that it will be a PFIC during its current taxable year. Because PFIC classification cannot be determined until the close of a taxable year, is determined annually, and depends on the application of complex rules which are subject to differing interpretations, there can be no assurance that Nymox has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Nymox common stock. Nymox intends to notify its U.S. Holders within 45 days after the end of any taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

Each U.S. Person who owns, directly or indirectly, common shares of Nymox is urged to consult its own tax advisor with respect to the advantages and disadvantages of making a QEF election with respect to Nymox.

Information Reporting and Backup withholding. Information reporting to the IRS may be required with respect to payments of dividends on the Nymox common shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Nymox common shares. A U.S. Holder may be subject to backup withholding at a 28% rate with respect to dividends received with respect to Nymox common shares, or proceeds received on the sale of Nymox common shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

In addition, certain categories of U.S. Holders that hold certain “foreign financial assets” (which may include Nymox common shares), over a certain threshold, must file IRS Form 8938 to report information relating to such assets, subject to certain exceptions. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the application of these information reporting and backup withholding rules to it.

Medicare Contribution Tax. Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the possible application of this additional tax to income earned with respect to Nymox common shares.

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

Under the Tax Act, shares of Nymox will not constitute taxable Canadian property unless, at any time, in the five years immediately preceding the disposition, (a) the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder together with all such persons owned (or had a right to acquire) 25% or more of the shares of any class of Nymox and (b) the fair market value of the shares is principally derived, directly or indirectly, from real property situated in Canada. Even in circumstances where shares of Nymox are taxable Canadian property to a non-resident holder, the non-resident holder may be entitled to relief from Canadian tax on any capital gain realized on the disposition thereof pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. Nymox believes that the value of its shares is not currently derived principally from real property situated in Canada and it does not expect this to change in the foreseeable future.

Provided that the Nymox common shares remain listed on a prescribed stock exchange, which includes the NASDAQ SmallCap Market System, a non-resident holder who disposes of Nymox common shares will not be required to comply with the Canadian notification procedures generally applicable to dispositions of taxable Canadian property.

Documents on Display

Nymox is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the”Exchange Act”). In accordance with these requirements, the Corporation files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Nymox, that file electronically with the Commission.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market. Since 2003 through to December 2012, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

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

Financial risk management

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

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

Approximately 57% of expenses that occurred during the year ended December 31, 2012 (2011 - 66%; 2010 – 78%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2012, 2011 or 2010.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2012	December 31, 2011
Cash	$167,006	$320,662
Trade accounts receivable, other receivables and research tax credits receivable	$54,169	$119,192
Trade accounts payable and accrued liabilities	$(389,256)	$(399,802)
	$(168,081)	$40,052

The following exchange rates were applied for the years ended December 31, 2012, 2011 and 2010:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170
US$ - CA$ - December 31, 2010	1.0299	0.9946

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss for the year ended December 31, 2012 by less than $5,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $30,732 (December 31, 2011 - $31,546), all of which were aged under 45 days. Three customers (December 31, 2011 - four customers) accounted for 86.4% (December 31, 2011 - 100%) of the trade receivables balance at December 31, 2012, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2012, nor for the year ended December 31, 2011.

At December 31, 2012, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2012, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Less than 1 year	1 year to 5 years
Trade accounts payable and accrued liabilities:
December 31, 2012	$1,055,159	$1,055,159	–
December 31, 2011	$811,492	$811,492	–

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2012, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2012.

(c) Attestation Report of the Registered Public Accounting Firm. KPMG’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in the financial statements which appear in this annual report.

(d) Changes in Internal Controls over Financial Reporting. There have been no changes during the year ended December 31, 2012 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2012 and 2011, we paid the following fees for professional services to KPMG LLP:

	2012	(CAN$)	2011
Audit Fees	197,000		219,000
Audit-Related Fees	10,000		16,000
Tax Fees	93,700		27,800
Other Fees	0		0
Total	300,700	(CAN$)	262,800

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

Other Fees – there were no other professional services rendered during the years ended December 31, 2012 and 2011.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the two years ended December 31, 2011 and 2012 are included in Item 8 of this report and are incorporated by reference in this item.

ITEM 19. EXHIBITS

The following exhibits are included with or incorporated by reference into this report:

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(r)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 2, 2009. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 11, 2010)
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4(v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

/s/ Paul Averback
Paul Averback
Title: President

Date: March 15, 2013

EXHIBIT INDEX - NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(r)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 2, 2009. (incorporated by reference to Exhibit 99.1 to the Corporation’s 6-K Report filed with the Commission on March 11, 2010)
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012)
4(v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.