Form 20-F
period 2013-12-31
NYMOX PHARMACEUTICAL CORP
filed 2014-03-14
CIK 1018735

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20–F

[   ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or
[X] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2013
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
Contact person: Andre Monette
Tel. 800-936-9669, e-mail: amonette@nymox.com, fax: 514-332-2227
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

34,672,157 shares as of December 31, 2013

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2013, 2012, 2011 and 2010 and in accordance with Canadian generally accepted accounting principles (“GAAP”), reconciled to U.S. GAAP, for 2009. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data (In U.S. dollars)

IFRS	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Current Assets	$953,864	$1,739,061	$6,335,710	$13,470,096
Property & Equipment	12,521	15,118	22,160	14,730
Patents & Intellectual Property	0	0		0
Total Assets	966,385	1,754,179	6,375,266	13,502,222
Total Current Liabilities	4,116,222	3,672,759	3,429,092	5,195,503
Share Capital	76,046,549	69,705,389	66,062,961	62,855,147
Equity	(6,058,370)	(7,444,713)	(5,197,559)	(2,454,614)
Sales	741,410	454,987	496,215	582,383
Total Revenues (including sales)	3,359,010	3,072,587	3,113,815	691,450
Research & Development Expenditures (1)	5,719,872	8,282,762	8,974,171	4,880,126
Loss from operating activities	4,884,957	7,594,651	9,625,327	6,505,132
Net Loss	4,908,603	7,627,589	9,652,389	6,536,313
Loss per Share (basic & diluted)	$0.14	$0.23	$0.30	$0.20
Weighted Avg. No. of Common Shares	34,147,666	33,176,185	32,711,431	31,940,584

(1)	We earn research tax credits by making qualifying research and development expenditures. These amounts shown are net of research tax credits and grants.

(2)

The Corporation adopted IFRS in 2011 with a transition date of January 1, 2010. Consequently, the selected consolidated financial data for 2009, which was presented in conformity with Canadian GAAP, and with U.S. GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for 2013, 2012, 2011 and 2010.

Canadian GAAP (2)	Dec. 31, 2009
Current Assets	$1,074,279
Property & Equipment	16,152
Patents & Intellectual Property	0
Total Assets	1,090,431
Total Current Liabilities	1,742,597
Share Capital	57,955,147
Equity	(1,452,166)
Sales	415,980
Total Revenues (including sales)	415,980
Research & Development Expenditures (1)	3,043,219
Loss from operating activities	5,125,125
Net Loss	5,130,074
Loss per Share (basic & diluted)	$0.17
Weighted Avg. No. of Common Shares	30,717,822
U.S. GAAP (2)
Net Loss	$5,282,534
Loss per Share	0.17
Shareholder’s Equity	2,102,997

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

The design, conduct and completion of clinical trials is a complex process involving many third parties, including governmental authorities, institutional review boards, contract manufacturers, contract research organizations, consultants, investigators, patients, and data monitoring committees. The initiation, progress, completion and success of a clinical trial is in part dependent on third parties providing necessary approvals, agreements and consents, performing necessary tasks in a timely, competent manner, and complying with protocols, good clinical practices and applicable laws, rules and regulations. Failure of a third party to perform as expected or agreed upon may result in delays or failure in initiating or completing a clinical trial.

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

A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of Our Shares

We have successfully completed several Phase 1 and Phase 2 multi-center, blinded and controlled clinical trials, and follow-up studies, in the U.S. for NX-1207 for the treatment of enlarged prostate (benign prostatic hyperplasia or “BPH”) and we are currently in Phase 3 for that indication. We are also currently in a Phase 2 multicenter two-dose level clinical trial of NX-1207 for the treatment of low-risk localized prostate cancer. The clinical testing of drug candidates is fraught with uncertainties and positive results from earlier clinical trials may not be repeated in later trials. As well, government regulators such as the U.S. Food and Drug Administration, or FDA, may require additional testing or further documentation relating to the preclinical testing, clinical studies, manufacturing or other issues at any time. These requirements may result in substantial delays in obtaining regulatory approval or make obtaining such approval much more difficult. Setbacks in any phase of the clinical development of our product candidates could have a negative impact on our business, operations, product development programs and financial condition, could jeopardize FDA or other regulatory approval and would likely cause a drop in the price of our shares.

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

In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (the “Licensed Territory”). The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. The success of this agreement is contingent on Recordati’s ability to secure marketing approval from the European Medicines Agency and other government regulatory agencies in the Licensed Territory. Failure to secure such approvals, inability to establish satisfactory reimbursement prices for sale of approved products, and difficulties with commercialization in the Licensed Territory could significantly impact our revenues from this agreement.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $7.6 million in 2012 and $4.9 million in 2013. As of December 31, 2013, Nymox’s accumulated deficit was approximately $95.1 million.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH, a common disorder of older men. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Subsequent to the completion of the Phase 2 studies, the Corporation has reported positive results in several follow-up studies of BPH patients that participated in the Phase 2 studies. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The first pivotal Phase 3 U.S. study of NX-1207 (NX02-0017) for BPH completed enrollment in November 2012; the second (NX02-0018) in April 2013. Overall, NX-1207 is being evaluated in six large studies, including two safety reinjection studies (NX02-0020 and NX02-0022), a European pivotal study (ERNEST) being conducted by Recordati S.p.A, the Corporation’s European partner, and a U.S. Phase 2 prostate cancer study (NX03-0040). The Corporation previously successfully completed four Phase 1 and Phase 2 clinical trials of NX-1207 for BPH as well as over ten additional follow-up studies. We cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive, particularly with respect to Alzheimer’s disease where there is a large unmet need for an effective treatment. Currently there are five drugs with similar mechanisms of action approved for sale in the United States (Aricept®, Cognex®, Exelon®, Razadyne® and Namenda®). These drugs offer some relatively short-term symptomatic relief, but do not treat the underlying causes of the illness. Over the past decade, there has been an intense research effort both in the non-profit sectors such as universities, government agencies and research institutes and in the pharmaceutical and biotechnology industry to develop new treatments for Alzheimer’s disease. Treatment candidates in clinical trials include:

  vaccines and other active immunotherapies for Alzheimer’s disease (GlaxoSmithKline, Novartis);

  inhibitors of the production of beta-amyloid, one of the abnormal proteins associated with Alzheimer’s disease. (Merck);

  antibodies that bind to beta-amyloid (Eli Lilly, Eisai, Genentech, Roche);

  drugs targeting the tau protein which forms tangles in brain cells of Alzheimer’s disease patient. (TauRx Therapeutics, Bristol-Myers Squibb);

  drugs designed to enhance cognition (Merck, AbbVie, EnVivo Pharmaceuticals, Lundbeck; and

  diabetes drugs, including insulin and medications for treating Type 2 diabetes (Takeda).

There is also ongoing research into possible methods of preventing Alzheimer’s disease such as taking certain cholesterol-lowering drugs called statins, estrogen replacement therapies, anti-oxidants such as vitamin E and ginkgo biloba, nutraceuticals such as resveratrol and docosahexanoic acid (an omega 3 fatty acid), or anti-inflammatory drugs such as ibuprofen (e.g., Advil® or Motrin®). The successful development of a treatment or method of preventing Alzheimer’s disease could significantly impact on our ability to develop or market a competing treatment for Alzheimer’s disease.

Our treatments under development for enlarged prostate BPH face significant competition from existing products. There are nine drugs approved for treatment of BPH: five proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), silodosin (Rapaflo®), and tadalofil (Cialis®)), a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

The diagnostic testing industry is also highly competitive. In the area of Alzheimer’s disease, Athena Diagnostics, Inc. markets diagnostic tests for different biochemical indicators found in blood and spinal fluid and for genetic predispositions for the illness. Other companies are attempting to develop and market other diagnostic products in this area. The FDA has approved two radioactive diagnostic agents for Positron Emission Tomography (“PET”) imaging as an aid to the evaluation of patients with signs of Alzheimer’s disease: Amyvid® (florbetapir), marketed by Lilly, and Vizamyl® (flutemetamol), marketed by GE Healthcare. Other companies are also developing similar technologies. The introduction of other diagnostics products for Alzheimer’s disease or tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our AlzheimAlert™, NicAlert™ or TobacAlert™ products.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of several hundred patents and patent applications in countries around the world, including the United States, Europe, Japan, Canada, Australia, New Zealand and South Korea. In the United States alone, Nymox has twenty-four patents issued or allowed relating to its technology. Our subsidiary, Serex, Inc. has nine patents.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation depends on financing under the Common Stock Private Purchase Agreement to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 34,865,673 common shares of Nymox issued and outstanding as of March 14, 2014. In addition, 5,789,500 share options are outstanding, of which 5,699,500 are currently vested. Expiry dates for Nymox options range from 2.3 years to 9.4 years (see note 9(b) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

CT Corporation System

111 Eighth Avenue, 13th Floor
New York, NY, 10011

Nymox’s two subsidiaries are located at:

Nymox Corporation

777 Terrace Avenue
Hasbrouck Heights, NJ, USA 07604

Serex, Inc.

777 Terrace Avenue
Hasbrouck Heights, NJ, USA 07604

Nymox Pharmaceutical Corporation is a biopharmaceutical Corporation with three proprietary products on the market, and a significant R&D pipeline of products in development for the treatment of such conditions and diseases as BPH, prostate cancer, Alzheimer’s disease (AD), E. coli O157:H7 contamination of food and drink products, and bacterial infections and for the diagnosis of AD and other indications. Nymox also has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease.

Acquisition of a Majority Interest in Serex, Inc.

In March 2000, we acquired a controlling interest in Serex, Inc., a privately held diagnostic Corporation based in New Jersey and now own approximately 99% of its common stock.

Serex’s patented diagnostic technologies include its particle valence technology, a highly sensitive method to detect very small amounts of biochemical indicators in body fluids such as blood, urine and saliva. This technology can be adapted to detect a wide range of biochemical indicators for diseases, conditions and drug use. Our NicAlert™ and TobacAlert™ employ this technology to measure levels of one of the metabolic products of nicotine in human urine, in order to determine whether a person is using or has been exposed to a tobacco product. NicAlert™ and TobacAlert™ are currently being distributed by Nymox and by third party distributors, including Jant Pharmacal Corporation.

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

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as LabCorp and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as OraSure Technologies Inc. and Abraxis LLC, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Siemens Medical Solutions. NicAlert™ and TobacAlert™ also face competition from distributors who supply yes-no smoking status tests such as NicQuick, and QuickScreen, from NicCheck™ I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, from SmokeScreen, a chemical color-based tobacco test being marketed by GFC Diagnostics Ltd. in the United Kingdom, and from carbon monoxide (“CO”) monitors such as SmokeCheck.

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

The technology used in these products is covered by patents and patent applications held by Nymox's subsidiary, Serex, Inc., both in the U.S. and elsewhere in the world with expiry dates no earlier than June 2015.

Independent studies published in peer-reviewed medical and scientific journals reported finding that the Corporation's NicAlert™ Saliva product provides an accurate, convenient and cost-effective way to verify self-reported smoking status with broad potential applications both in the clinic and in large research trials and surveys. In 2008, one such study, F. Cooke et al. “Diagnostic accuracy of NicAlert cotinine test strips in saliva for verifying smoking status,” Nicotine Tob Res. 2008;10:607-12, was published in Nicotine & Tobacco Research, the official journal of the Society for Research on Nicotine and Tobacco. Other published studies include A. Lee et al. “The Accuracy of Urinary Cotinine Immunoassay Test Strip as an Add-on Test to Self-Reported Smoking Before Major Elective Surgery,” Nicotine Tob Res. 2013;15:1690-5 and N Montalto, W Wells, “Validation of Self-Reported Smoking Status Using Saliva Cotinine: A Rapid Semiquantitative Dipstick Method,” Cancer Epidemiol Biomarkers Prev. 2007; 16:1858-62.

NicAlert™ Saliva was also reported used in research studies where there was a need to verify or monitor smoking status or nicotine replacement therapy (“NRT”): see, for example, Am J Prev Med. 2007; 33:297-305 (monitoring NRT in smoking cessation research involving pregnant women), Int J Behav Med. 2006; 13:16-25 (verifying smoking status in a smoking study of cancer patients), and Neuropsychopharmacology 2008; 33:480–490 (confirming non-smoking status for entry into the study).

AlzheimAlert ™; an Aid to the Diagnosis of Alzheimer’s Disease

We have developed AlzheimAlert™, a proprietary urine assay that can aid physicians in the diagnosis of Alzheimer’s disease. We have developed a kit version of the AlzheimAlert™ assay for sale in Europe. The AlzheimAlert™ kit has the CE Mark. The kit allows clinical reference laboratories to perform the AlzheimAlert™ assay on site with urine samples sent directly to the laboratory. We filed a premarket approval (“PMA”) application for the diagnostic kit version of the AlzheimAlert™ test with the FDA in February 2004. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation.

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

Nymox believes that its AlzheimAlert™ test can assist a physician faced with the task of diagnosing whether a patient has Alzheimer’s disease. An independent peer-reviewed double blind study from 8 prestigious centers across the U.S. found the level of accuracy of the AlzheimAlert™ urine test to be over 90% (J Am Med Dir Assoc 2007; 8:21-30; “A multi-center blinded prospective study of urine NTP measurements in patients with suspected Alzheimer's disease,” Goodman I et al.). This study confirmed several earlier Corporation funded trials of the AlzheimAlert™ technology. In earlier studies, the test results were positive for over 87% of the patients with verified Alzheimer disease and negative in over 89% of subjects without the disease (known as a low false positive rate). Similar results were reported by South Korean researchers: Y.C. youn et al. “Urine Neural Thread Protein Measurements in Alzheimer Disease” J Am Med Dir Assoc 2011;12:372-6. The low rate of positive results for patients without the disease is important for doctors investigating patients with subtle or marginal symptoms of mental, emotional, cognitive, or behavioral changes. If the doctor can rule out Alzheimer’s with more assurance, a great deal of patient and family anguish and anxiety will be avoided. A low test score will help the doctor to be more certain that Alzheimer’s disease is not the cause of the patient’s symptoms and to target the other, often reversible causes of the patient’s symptoms, such as depression. There can be no assurance that further studies will repeat the same level of success experienced to date.

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

There is a large need for a simple, non-invasive test that can aid in the diagnosis of Alzheimer’s disease. According to 2013 Alzheimer’s Disease Facts and Figures, U.S. Alzheimer’s Association, Alzheimer’s disease is the most common cause of dementia and is the sixth leading cause of death in the United States. It is estimated that as many as 5.2 million people have Alzheimer's disease in the United States alone. By 2050 this number is projected to increase to an estimated 13.8 million Americans. The annual national health care, long-term case and hospice costs for the care of Alzheimer patients in the U.S. alone are estimated to be $200 billion a year and rising. The human toll on patients, families and caregivers is incalculable. Despite the need for an accurate clinical test, the definitive diagnosis of the disease is possible only after the death of the patient by expert, pathologic examination of brain tissue.

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

  Eli Lilly and Company, which is currently marketing Amyvid® (florbetapir), a radioactive diagnostic agent for PET imaging, which is used to estimate the density of neuritic plaques in patients being evaluated for Alzheimer’s disease.

  GE Healthcare, which recently received FDA approval for Vizamyl® (flutemetamol), another PET imaging agent.

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

  Fujirebio Europe NV, formerly Innogenetics NV, which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.

  Amorfix Life Sciences Ltd., which currently markets a research test to detect aggregated amyloid protein in brain test and has under development related blood and CSF tests.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. A number of companies are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease. In October 2004, the National Institute on Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease.

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

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (“Licensed Territories”). Under the agreement, the Corporation licensed its patents to the compound NX-1207 for the Licensed Territories to Recordati for the treatment of benign prostatic hyperplasia (“BPH”). The parties may agree on the licensing of additional indications for NX-1207 in accordance with specific provisions in the agreement, with regulatory milestones for any such indication to be negotiated based on the indication’s commercial potential.

Upon signing the agreement, Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), which is the total amount of milestone payments received from Recordati to date. The agreement provides for a milestone payment by Recordati upon first obtaining a marketing authorization for the product for the BPH indication in the EU as well as incremental commercial sales milestone payments upon achieving successive annual net sales milestones for the product. The agreement does not provide a cap on aggregate milestone payments but milestone payment obligations are subject to achieving regulatory approval in the EU and reaching specified annual net sales levels. By way of example only, if annual net sales reach €300 million in the Licensed Territories, the aggregate milestone payments can exceed €100 million under the agreement. However, there can no assurance that necessary regulatory approvals and appropriate levels of reimbursement and pricing will be obtained or that annual net sales, if any, will meet milestone thresholds.

The agreement further provides for Recordati to make tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are met. The Corporation is not obliged by any other licensing agreement to share the royalty, supply or milestone payments made by Recordati with any third party.

Under the agreement, Recordati is responsible for carrying out clinical trials and obtaining regulatory approvals and for commercialization in the Licensed Territories. The Corporation retains responsibility for the manufacture and supply of NX-1207 drug product to Recordati. Unless terminated earlier in accordance with the agreement, the term of the agreement is for the period of market exclusivity conferred by the licensed patent rights and by applicable regulatory extensions of exclusivity for approved pharmaceutical products in the Licensed Territories. Early termination of the agreement may occur upon a failure by a party to make any payment when due, following any other uncured material breach of any material representations, warranties, covenants or obligations, or upon the bankruptcy or insolvency of either party. In addition, Recordati may terminate the agreement if it reasonably determines that it cannot market, distribute or sell the NX-1207 drug product within the Licensed Territory on a profitable basis or if Recordati is otherwise unable to obtain required regulatory approvals for the NX-1207 drug product based on commercially reasonable efforts (including with respect to labeling).

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

On November 28, 2012, Nymox announced completion of patient enrollment in the Corporation’s first pivotal U.S. Phase 3 NX02-0017 Study of NX-1207 for BPH. On May 3, 2013, Nymox announced completion of patient enrollment in the Corporation’s second and final pivotal BPH study, NX02-0018.

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are nine drugs approved for treatment of BPH: five proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), silodosin (Rapaflo®), and tadalafil (Cialis®)) a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

NX-1207 for Prostate and Liver Cancer

We are also developing NX-1207 as a focal treatment for certain types of cancer. In March 2012, we initiated a Phase 2 U.S. clinical trial to evaluate the Corporation’s NX-1207 drug for the treatment of low grade localized prostate cancer in accordance with an Investigational New Drug (“IND”) application filed with the FDA and specific direction and guidance provided by the FDA in pre-IND meetings. The clinical trial (NX03-0040) is currently enrolling men in a two dose 6 week Phase 2 study designed to test both low and high doses of NX-1207 for their effect on low grade localized prostate cancer in 150 subjects. Preclinical studies of NX-1207 showed strongly positive results in laboratory studies of human prostate cancer. In addition, local injection of NX-1207 showed activity in animals with transplanted human prostate carcinoma. The NX-1207 used in these studies is a higher dosage from that of NX-1207 used to treat BPH.

Preclinical studies of NX-1207 also showed positive results when given to animals with hepatocellular carcinoma (“HCC”). In the experimental studies, the cancers were significantly reduced in size after 2 local injections of NX-1207. The Corporation intends to advance NX-1207 into human clinical trials for the treatment of HCC.

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

Nymox developed a potent new antibacterial agent, NXC-4720. Laboratory tests of NXC-4720 show it to be highly effective against all known substrains of E. coli O157:H7, destroying the bacteria efficiently, rapidly and at a very low dose. NXC-4720, which is targeted as a treatment of meat at the processing stage, has been shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Further pre-clinical testing and development is required before we can apply for regulatory approval for use of this agent on the processing of food and drink for human consumption.

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

A similar competitive reality prevails in the field of novel anti-infectives. Over the past ten years, there has been an increasing awareness of the medical need and of emerging market opportunities for new treatments for antibiotic resistant bacterial infections. Many of the major pharmaceutical companies are developing anti-infective drugs that either modify their existing drugs or involve new anti-bacterial properties. Many biotechnology companies are developing new classes of anti-bacterial drugs. New vaccines against bacterial infections are also in development. To the extent that these companies are able to develop drugs or vaccines that offer treatment for some or all of the indications for our anti-infectives, the market for our products may be adversely affected.

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

The Alzheimer’s Association’s 2013 Alzheimer’s Disease Facts and Figures estimates that the annual healthcare, long term and hospice costs for people with Alzheimer’s disease are over $200 billion and the annual economic value of unpaid care for people with Alzheimer’s disease is $215 billion.

These costs are expected to rise sharply as the baby boom generation ages and more people become at risk for the disease. According to the National Plan to Address Alzheimer’s Disease: 2013 Update (U.S. Department of Health and Human Services), the number of people with AD will increase significantly if current population trends continue unless the disease can be effectively treated or prevented. As people live longer, they become more at risk of developing Alzheimer’s disease. The U.S. Census Bureau projects that the number of people in the U.S. aged 65 will double to about 72 million people by 2035 with the 85-and-older group being the fastest growing segment of the U.S. population by then.

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

Property and Equipment

Nymox and Serex laboratory facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires October 31, 2016. Nymox office and research facilities in St. Laurent, Quebec, Canada comprise 11,210 square feet of leased space. The lease agreement expires on August 31, 2014. Nymox Pharmaceutical Corp. and its two US subsidiaries Nymox Corp. and Serex, Inc. own a full complement of equipment used in all aspects of their research and development work. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

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

In the United States, the FDA approval procedure is a two-step process. We must file an IND application for each product with the FDA before beginning the initial (Phase 1) clinical testing of the new drug in healthy subjects. If the FDA has not commented on or questioned the application within 30 days of its filing, initial clinical studies may begin. If, however, the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

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

The Corporation currently owns or has licensed exclusive rights to several hundred patents and patent applications in the U.S. and other countries around the world in support of its proprietary product development programs. Nymox has twenty-four U.S. patents issued or allowed and a corresponding larger number of patents and patent applications worldwide. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for our current issued patents is June 2014 and the rest range from 2014 through 2028.

Nymox's subsidiary, Serex, has nine patents issued or allowed in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex's proprietary diagnostic technologies and methodologies. The expiry dates for its patents range from 2014 to 2017.

Nymox also has exclusive rights to twelve issued U.S. patents as well as a corresponding larger number of patents and patent applications worldwide through research and license agreements. The earliest of these patents expires in December 2014.

The Corporation has three issued U.S. patents covering NX-1207 that relate to the composition of the compound, its formulation and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product may be eligible for a patent term extension of up to five years, depending on the duration of the regulatory testing and review phases prior to FDA approval, as well as up to five years of data exclusivity protection. The Corporation has issued patents and pending patent applications relating to NX-1207 in other countries, including EU member states (Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain), Israel, Russia, China, Japan, South Korea, India, Indonesia, Australia, New Zealand, South Africa, Canada, Mexico and Brazil. The Corporation does not license any material patents related to NX-1207 from any third parties.

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

  Eli Lilly and Company, which is currently marketing Amyvid® (florbetapir), a radioactive diagnostic agent for PET imaging, which is used to estimate the density of neuritic plaques in patients being evaluated for Alzheimer’s disease.

  GE Healthcare, which recently received FDA approval for Vizamyl® (flutemetamol), another PET imaging agent.

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

  Fujirebio Europe NV, formely Innogenetics NV, which currently markets tests and kits for two proteins and a variant of one of these proteins in the spinal fluid of patients and a genetic test for a relatively common mutation of a gene said to increase the likelihood of a person developing the disease.

  Amorfix Life Sciences Ltd., which currently markets a research test to detect aggregated amyloid protein in brain test and has under development related blood and CSF tests.

There are also a number of other proposed biochemical signs of the disease that could potentially be developed into a commercial diagnostic test as well as various scanning and imaging technologies which compete for a portion of the diagnostic market for Alzheimer’s disease. A number of companies are actively working to develop imaging technologies for the diagnosis of Alzheimer’s disease. In October 2004, the National Institute of Aging in conjunction with other Federal agencies, private companies and organizations launched the Alzheimer’s Disease Neuroimaging Initiative, a $60 million initiative to test whether various scanning and imaging technologies, biochemical markers, and clinical and neuropsychological testing can be combined to help diagnose early Alzheimer’s disease.

Our NicAlert™ and TobacAlert™ products face competition from clinical laboratories such as LabCorp and Quest Diagnostics which provide off-site lab testing for cotinine, the by-product of the body’s breakdown of nicotine measured by NicAlert™ and TobacAlert™, and from assay suppliers, including immunoassay developers such as OraSure Technologies Inc. and Abraxis LLC, and diagnostic system manufacturers such as Roche Diagnostics, Abbott and Diagnostic Products Corporation. NicAlert™ and TobacAlert™ also face competition from distributors who supply simple yes-no smoking status tests such as NicQuick, and QuickScreen, from NicCheck™ I, an FDA-cleared smoking status test being marketed by Mossman & Associates Ltd, from SmokeScreen, a chemical color-based tobacco test being marketed by GFC Diagnostics Ltd. in the United Kingdom, and from CO monitors such as SmokeCheck.

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

Our treatments under development for BPH face significant competition from existing products. There are eight drugs approved for treatment of BPH: five proprietary drugs (tadalafil (Cialis®), dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo®)) a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years. The revenue in 2013, 2012 and 2011 include recognition of revenue related to the upfront payment of €10 million (U.S. $13.1 million) received from Recordati in December 2010.

Revenues:	Canada	United States	Europe & Other
2013	$5,104	$365,277	$2,988,629
2012	$17,780	$353,397	$2,701,410
2011	$11,537	$437,410	$2,664,868

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

In September 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The first pivotal Phase 3 U.S. study of NX-1207 (NX02-0017) for BPH completed enrollment in November 2012; the second (NX02-0018) in April 2013. Overall, NX-1207 is being evaluated in six large studies, including two safety reinjection studies (NX02-0020 and NX02-0022), a European pivotal study (ERNEST) being conducted by Recordati S.p.A, the Corporation’s European partner, and a U.S. Phase 2 prostate cancer study (NX03-0040). The Corporation previously successfully completed four Phase 1 and Phase 2 clinical trials of NX-1207 for BPH as well as over ten additional follow-up studies.

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

History of Capital Funding

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. However, since 1997, a small portion of our funding also comes from sales. In addition, Nymox received an upfront payment of $13,088,000 through a license and collaboration agreement with Recordati in 2010. Since its incorporation in May 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares.

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

Under the agreement dated November 1, 2011; we received a total of $3,575,000 during 2012.

In November, 2012, we signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse was committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2012, subject to the same terms and conditions as before. Under this agreement, which became effective December 19, 2012, we received a total of $6,000,000 for the following shares under this Common Stock Private Purchase Agreement:

  February 4, 2013, 153,610 common shares were issued at a price of $6.51 per share.

  March 28, 2013, 214,425 common shares were issued at a price of $5.13 per share.

  May 8, 2013, 40,404 common shares were issued at a price of $4.95 per share.

  May 17, 2013, 72,917 common shares were issued at a price of $4.80 per share.

  May 23, 2013, 61,100 common shares were issued at a price of $4.91 per share.

  June 27, 2013, 40,080 common shares were issued at a price of $4.99 per share.

  July 22, 2013, 54,446 common shares were issued at a price of $5.51 per share.

  July 25, 2013, 34,305 common shares were issued at a price of $5.83 per share.

  August 14, 2013, 78,125 common shares were issued at a price of $6.40 per share.

  September 3, 2013, 49,157 common shares were issued at a price of $7.12 per share.

  September 6, 2013, 39,683 common shares were issued at a price of $7.56 per share.

  September 26, 2013, 49,261 common shares were issued at a price of $6.09 per share

  October 22, 2013, 41,609 common shares were issued at a price of $7.21 per share

  On November 15, 2013, 46,584 common shares were issued at a price of $6.44 per share.

  On November 29, 2013, 44,510 common shares were issued at a price of $6.74 per share.

Fifteen drawings were made under the November 2012 Common Stock Private Purchase Agreement, for total proceeds of $6,000,000.

On November 1, 2013, we signed a new Common Stock Private Purchase Agreement, which became effective December 3, 2013, whereby Lorros-Greyse is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2013, subject to the same terms and conditions as before.

As at March 14, 2014, four drawings were made under the new Common Stock Private Purchase Agreement, for total proceeds of $1,400,000.

  On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share.

  On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share.

  On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share.

  On February 28, 2014 62,297 common shares were issued at a price of $5.62 per share.

As of March 14, 2014, Nymox had $13.6 million of financing available under the facility. We expect this Common Stock Private Purchase Agreement to provide sufficient financing to enable us to advance our research and product development for the next two years.

Also, the Corporation has received total proceeds of approximately $1.09 million from the exercise of 383,400 options since 1995. In 2013, 1,000 options were exercised (2012 – 8,000; 2011 – 28,000). An additional 100,514 shares have also been issued relating to options under “cashless exercises” since 1995.

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

In total, Nymox has raised over $77.1 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have no contractual obligations of significance other than long-term lease commitments for our premises in Canada of $21,915 per month until August 2014 and in the United States of $8,975 per month until October 2016. Contractual obligations are summarized in the Management’s Discussion and Analysis below.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2013, 2012 and 2011. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 14, 2014. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In June 2009, Nymox started the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporated specific protocol design recommendations provided by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well-known investigational sites across the U.S. with planned enrollment of 1,000 patients. The first Phase 3 study, NX02-0017, completed enrollment in November 2012 and the second, NX02-0018, in April 2013. An open-label U.S. re-injection safety study of NX-1207 for BPH, NX02-0020, was started in July of 2011 and completed its primary endpoint assessment in January 2013. A second open-label U.S. re-injection safety study of NX-1207 for BPH, NX02-0022, started in April 2013 and is continuing. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in March 2012. Nymox also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of a continuing high level of expenditures relating to clinical trials for our potential therapeutic products.

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

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of December 31, 2013 and 2012, due to uncertainties related to our ability to utilize all, or a portion of, our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Selected Annual Information	2013	2012	2011
Total revenues	$3,359,010	$3,072,587	$3,113,815
Net loss	$(4,908,603)	$(7,627,589)	$(9,652,389)
Loss per share (basic & diluted)	$(0.14)	$(0.23)	$(0.30)
Total assets	$966,385	$1,754,179	$6,375,266
Non-current financial liabilities	$400,000	$400,000	$400,000

Quarterly Results	Q4 – 2013	Q3 – 2013	Q2 – 2013	Q1 – 2013
Total revenues	$937,490	$743,288	$839,586	$838,646
Net loss	$(1,316,921)	$(1,020,387)	$(1,477,389)	$(1,093,906)
Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)
	Q4 – 2012	Q3 – 2012	Q2 – 2012	Q1 – 2012
Total revenues	$789,550	$764,564	$778,894	$739,579
Net loss	$(2,813,922)	$(1,245,563)	$(1,721,128)	$(1,846,974)
Loss per share (basic & diluted)	$(0.08)	$(0.04)	$(0.05)	$(0.06)

The revenues in 2013, 2012 and 2011 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The net loss during the fourth quarter of 2012 includes a stock compensation charge in the amount of $1,640,500 which explains the increase in net loss for that quarter compared to other quarters presented.

Results of Operations – 2013 compared to 2012

Net losses were $1,316,921, or $0.04 per share, for the quarter, and $4,908,603, or $0.14 per share, for the year ended December 31, 2013, compared to $2,813,922, or $0.08 per share, for the quarter, and $7,627,589, or $0.23 per share, for the year ended December 31, 2012. Net losses include stock compensation charges of $307,326 in 2013 and $1,962,085 in 2012. The decrease in net losses for the quarter and the year ended December 31, 2013 compared to the same periods in 2012 is primarily attributable to lower stock compensation. The balance of the decrease for the year ended December 31, 2013 compared to the year ended December 31, 2012 is related to reductions in many areas of expenditures mainly due to a reduction in clinical trial expenditures as patient participation in the NX-1207 studies reach or near completion. Patient participation in NX02-0020 was completed in 2012 and in NX02-0017 in 2013. The weighted average number of common shares outstanding for the year ended December 31, 2013 was 34,147,666 compared to 33,176,185 for the same period in 2012.

Revenues

Revenues from sales of goods amounted to $283,090 for the quarter and $741,410 for the year ended December 31, 2013, compared with $135,150 for the quarter and $454,987 for the year ended December 31, 2012. The increase for the quarter and the year ended December 31, 2013 compared to the same periods in 2012 is due to new revenue relating to the sale of goods under our licensing agreement. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the three months and year ended December 31, 2013, amounts of $654,400 and $2,617,600 respectively were recognized as revenue relating to the upfront payment received from Recordati in December 2010, compared to $654,400 and $2,617,600 respectively for the three months and year ended December 31, 2012. At December 31, 2013, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $5,126,133 (2012 - $7,743,733).

Research and Development

Research and development expenditures were $1,681,208 for the quarter and $6,274,903 for the year ended December 31, 2013, compared with $3,218,858 for the quarter and $8,572,528 for the year ended December 31, 2012. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $2,611 for the quarter and $12,679 for the year ended December 31, 2013 and $1,653,428 for the quarter and $1,686,310 for the year ended December 31, 2012. The decrease in expenses for the quarter and for the year ended December 31, 2013 compared to the same periods in 2012 is primarily attributable to lower stock compensation. The balance of the decrease for the year ended December 31, 2013 compared to the year ended December 31, 2012 is due to a reduction in clinical trial expenditures as patient participation in the NX-1207 studies reach or near completion. Patient participation in NX02-0020 was completed in 2012 and in NX02-0017 in 2013. In 2013, research tax credits amounted to $555,031 compared to $289,766 in 2012. The increase in 2013 reflects the receipt of amounts totaling $194,695 which were reserved as provisions in prior years. No provisions were reserved on research tax credits in 2013, which explains the balance of the increase. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with cGMP and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $44,356 for the quarter and $282,055 for the year ended December 31, 2013, in comparison to expenditures of $36,756 for the quarter and $158,431 for the year ended December 31, 2012. The increase in expenses for the year is attributable to stock compensation expenses recorded in 2013 which amounted to $123,700 compared to $389 in 2012. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $401,038 for the quarter and $1,755,886 for the year ended December 31, 2013, compared with $356,341 for the quarter and $1,972,120 for the year ended December 31, 2012. General and administrative expenditures also include stock compensation charges of $170,947 for the year ended December 31, 2013 and $275,386 in 2012. The increase for the quarter is due to higher expenditures on shareholder relations compared to the same quarter in 2012. The decrease in expenses for the year ended December 31, 2013 is primarily attributable to a reduction in stock compensation expenses and professional fees in 2013 compared to 2012. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations

Finance Costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 59% of 2013 expenses (2012 – 57%; 2011 – 66%) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013, 2012 or 2011.

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

Contractual Obligations

Nymox has no contractual obligations of significance other than long-term lease commitments for rental of laboratory and office space, insurance premium installments, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4+ years
Rent for laboratory and office space	$480,460	$283,015	$197,445	$0
Insurance Premium Installments	$60,893	$60,893	$0	$0
Other Operating Leases	$15,457	$6,177	$9,280	$0
Total Contractual Obligations	$556,810	$350,085	$206,725	$0

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

Transactions with Related Parties

The Corporation had no transactions with related parties in 2013 and 2012.

Refer to note 18 of the audited consolidated financial statements for key management personnel disclosures.

Financial Position

Liquidity and Capital Resources

As of December 31, 2013, cash and receivables including tax credits totalled $876,489 compared with $1,647,174 at December 31, 2012. The decrease in cash and receivables is primarily due to the difference in the drawing amounts received at the end of 2013 compared to the end of 2012 under our Common Stock Private Purchase Agreement combined to a decrease in tax credits due to the receipt, in 2013, of amounts totaling $194,695 which were included in receivables as at December 31, 2012. In November 2012, the Corporation signed a Common Stock Private Purchase Agreement, whereby Lorros-Greyse was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 19, 2012. As at December 31, 2013, fifteen drawings were made under this purchase agreement, for total proceeds of $6,000,000. On February 4, 2013, 153,610 common shares were issued at a price of $6.51 per share. On March 28, 2013, 214,425 common shares were issued at a price of $5.13 per share. On May 8, 2013, 40,404 common shares were issued at a price of $4.95 per share. On May 17, 2013, 72,917 common shares were issued at a price of $4.80 per share. On May 23, 2013, 61,100 common shares were issued at a price of $4.91 per share. On June 27, 2013, 40,080 common shares were issued at a price of $4.99 per share. On July 22, 2013, 54,446 common shares were issued at a price of $5.51 per share. On July 25, 2013, 34,305 common shares were issued at a price of $5.83 per share. On August 14, 2013, 78,125 common shares were issued at a price of $6.40 per share. On September 3, 2013, 49,157 common shares were issued at a price of $7.12 per share. On September 6, 2013, 39,683 common shares were issued at a price of $7.56 per share. On September 26, 2013, 49,261 common shares were issued at a price of $6.09 per share. On October 22, 2013, 41,609 common shares were issued at a price of $7.21 per share. On November 15, 2013, 46,584 common shares were issued at a price of $6.44 per share. On November 29, 2013, 44,510 common shares were issued at a price of $6.74 per share.

On November 1, 2013, we signed a new Common Stock Private Purchase Agreement, which became effective December 3, 2013, whereby Lorros-Greyse is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2013, subject to the same terms and conditions as before.

As at March 14, 2014, four drawings were made under the new Common Stock Private Purchase Agreement, for total proceeds of $1,400,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014 62,297 common shares were issued at a price of $5.62 per share.

The Corporation negotiated a new agreement with Lorros-Greyse in November 2013, which became effective December 3, 2013, under the same terms and conditions of the previous agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. As at March 14, 2014, the Corporation had $13,600,000 of financing available under the facility over the remaining 20 months under the agreement. The Corporation believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2013, Lorros-Greyse has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

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

Approximately 59% of expenses that occurred during the year ended December 31, 2013 (2012 - 57%; 2011 – 66%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013, 2012 or 2011.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2013	December 31, 2012
Cash	$128,117	$167,006
Trade accounts receivable, other receivables and research tax credits receivable	$41,477	$54,169
Trade accounts payable and accrued liabilities	$(272,011)	$(389,256)
	$(102,417)	$(168,081)

The following exchange rates were applied for the years ended December 31, 2013, 2012 and 2011:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2013 by less than $5,500, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $181,639 (December 31, 2012 - $30,732), all of which were aged under 45 days. Three customers (December 31, 2012 - three customers) accounted for 95.6% (December 31, 2012 – 86.4%) of the trade receivables balance at December 31, 2013, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2013, nor for the year ended December 31, 2012.

At December 31, 2013, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2013, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2013	$1,498,622	$1,498,622	–
December 31, 2012	$1,055,159	$1,055,159	–

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Outstanding Share Data

As at March 14, 2014, there were 34,865,673 common shares of Nymox issued and outstanding. In addition, 5,789,500 share options are outstanding, of which 5,699,500 are currently vested. There are no warrants outstanding.

Subsequent Events

On January 9, 2014 the Corporation granted 500,000 fully vested stock options to its Chief Executive Officer at a price of $5.88. An amount of $ 1,250,500 will be charged to stock compensation expense in January 2014.

On January 14, 2014, the Corporation issued 69,686 common shares for gross proceeds of $400,000, on February 4, 2014, the Corporation issued 61,533 common shares for gross proceeds of $350,000 and on February 28, 2014, the Corporation issued 62,297 common shares for gross proceeds of $350,000 under the Common Stock Private Purchase Agreement referred to in note 9(a).

On January 22, 2014, as a result of the former Chief Financial Officer’s termination, the Corporation entered into an agreement with him, whereby he is entitled to receive payments equal to his annual base salary while he was employed by the Corporation, until July 26, 2016, payable in equal bi-monthly installments, in exchange for cancelling all of his outstanding 240,000 stock options. In the event the former Chief Financial Officer becomes employed at any time subsequent to April 22, 2015, the amount of these payments will be reduced by fifty percent of the amount of his pay for such employment. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid in capital of $444,791 (CA$492,340) was recorded during the first quarter of 2014, and all future payments will reduce the accrued liability balance.

On February 13, 2014, the Corporation granted 100,000 stock options to its Chief Financial Officer pursuant to his employment agreement dated January 24, 2014, with 50,000 stock options vesting immediately and 50,000 stock options vesting over the next four years, at a price of $6.47. An amount of $137,800 will be charged to stock compensation expense at the time of grant and an aggregate of $137,800 recorded over the next sixteen quarters.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2013.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2013, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in our Annual Report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at December 31, 2013.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New standards and interpretations adopted during the period:

IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 - Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 13 - Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s consolidated financial statements.

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2013 and have not been applied in preparing the audited consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRS IC and the Corporation is currently assessing its impact on the financial statements:

IFRS 9 - Financial Instruments (« IFRS 9 ») ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.

The Corporation does not intend to adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) in its financial statements for the annual period beginning on January 1, 2014.

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
  Given the inherent uncertainties with any Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project. These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with cGMP and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

  Anti-infectives. Our anti-bacterial agent, NXC-4720, which is targeted as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project or the anticipated completion dates for this project.
  The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with cGMP and in sufficient quantities both for large scale trials and for commercial use. In addition, we anticipate that we may need to partner with a larger Corporation in the food or agricultural sectors in order to finance and conduct field trials and to market any approved product; thus the timing of completion of the regulatory approval of such a product will not likely be within our sole control.

  Tobacco exposure and other diagnostic tests. We developed and validated NicAlert™, which is an FDA-cleared test for tobacco product use, and TobacAlert™, which is an over-the-counter test for second-hand smoke exposure. These are completed projects with any further research and development costs being related to product improvement and obtaining regulatory approvals where required in order to expand the market for these products. The development of other new diagnostic tests using our patented diagnostic technologies is in early stage development. Because of the early stage of development of these projects, it is not possible to outline the nature, timing or estimated costs of the efforts necessary to complete any of neither them nor their anticipated completion dates. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the uncertainty about whether we will be able to successfully adapt our patented diagnostic technologies to these new diagnostic indicators, whether any new diagnostic tests we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such tests at a commercially competitive price.

  Therapeutic products for Alzheimer’s disease. We have conducted early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project, nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. In addition, given the very high costs of development of a drug for Alzheimer’s disease, we anticipate having to partner with a larger pharmaceutical corporation to conduct and finance clinical trials. The terms of such a partnership arrangement along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such a drug will likely not be within our sole control. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace. We also have global patent rights to the use of statins in the prevention or treatment of Alzheimer’s disease. Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. The effect of the results of such trials on this program is uncertain.

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

	Year ended	Year ended	Year ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Alzheimer’s Disease: Diagnostics	$33,667	$41,688	$44,509
Alzheimer’s Disease: Therapeutics	$4,686	$8,562	$21,595
Anti-Infectives	$4,692	$9,787	$8,243
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	$5,650,931	$6,511,143	$6,519,377
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	$4,113	$14,859	$8,424
Total	$5,698,089	$6,586,039	$6,602,148

For the earlier periods from 1995 to 1998, the Corporation did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 2001, the general research expenses related primarily to the development of diagnostic products and therapeutic candidates for Alzheimer’s disease. From 2002 to 2004, expenses related primarily to R&D in the areas of Alzheimer’s disease and in BPH. Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows: 2010: $4,551,719; 2009: $3,043,219; 2008: $2,388,911; 2007: $3,468,273; 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $56,309,845

The Corporation expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Corporation's research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred. Research and development costs are allocated in reasonable and realistic proportion to the projects that benefited from those costs.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 63, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 50, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 88, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 57, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 63, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience.

Jack Gemmell, 62, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998.

Roy M. Wolvin, 59, has been Secretary-Treasurer and Chief Financial Officer since September 1995. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario. He left the Corporation on January 22, 2014.

Andre Monette, 56, is our new Secretary-Treasurer and Chief Financial Officer since January 24, 2014. He received his B.B.A. from the “Ecole des Hautes Etudes Commerciales” of Montreal in 1979. He is a Chartered Professional Accountant and a Chartered Financial Analyst. Prior to January 2014, he provided consulting services in financial reporting. He has served for 17 years as an executive in the securities industry.

Brian Doyle, B.Sc., M.B.A., 59, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ending on December 31, 2013 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2013 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

During the financial year ended December 31, 2013, one executive received an option grant totaling 50,000 options. No executive officer received any other share-based awards, or any bonuses or other non-equity incentive compensation. The Corporation does not have a share-based incentive plan, non-equity incentive plan or pension plan for its executive officers.

The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ending December 31, 2013 were Dr. Roger Guy, Paul McDonald, Dr. David Morse and Randall Lanham, Esq..

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ending on December 31, 2013 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2013 for the directors. Two current directors, Dr. Paul Averback, the President and CEO of the Corporation, and Jack Gemmell, General Counsel, are members of the senior management of the Corporation and do not receive any compensation for acting as a director. Their compensation as Named Executive Officers is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

			Share-	Option-	Non-equity incentive plan compensation				Total
Name and	Year	Salary	based	based	Annual	Long-term	Pension	All Other	Compensation
principal position			awards	awards	incentive	incentive	value	Compensation	($)
				(#)	plans	plans
Dr. Paul Averback CEO and President	2013	$290,000							$290,000
Roy Wolvin CFO†	2013	$188,041*							$188,041
Brian Doyle Global Sales Manager	2013	$140,000		50,000				$44,143	$184,143
Jack Gemmell General Counsel, CIO	2013	$188,041*							$188,041

*Salaries are payable in Canadian dollars, but expressed above in US$.
† Mr. Wolvin ceased being an Executive Officer on January 22, 2014.

Outstanding Incentive Plan Awards as of December 31, 2013: Named Executive Officers

Name	Option-based Awards
	Number of securities underlying unexercised options			Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options
	Total	Unvested	Vested
Dr. Paul Averback	3,000,000		3,000,000	$3.00	08/24/16	$9,210,000
	500,000		500,000	$7.08	01/24/21	$0
	500,000		500,000	$6.51	10/15/22	$0
Roy Wolvin†	50,000		50,000	$2.82	06/09/16	$162,500
	150,000		150,000	$3.00	08/24/16	$460,500
	20,000		20,000	$3.65	05/14/19	$48,400
	20,000		20,000	$7.08	01/24/21	$0
Jack Gemmell	210,000		210,000	$3.00	08/24/16	$644,700
	50,000		50,000	$3.30	01/23/19	$138,500
	25,000		25,000	$3.40	05/03/20	$66,750
	170,000		170,000	$7.08	01/24/21	$0
Brian Doyle	30,000		30,000	$3.00	08/24/16	$92,100
	100,000		100,000	$7.08	01/24/21	$0
	50,000		50,000	$4.76	04/29/23	$65,500

† Mr. Wolvin ceased being an Executive Officer on January 22, 2014.

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

Name	Year	Fees Earned	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Paul McDonald	2013	$16,500		10,000				$16,500
Randall Lanham, Esq.	2013	$15,000		10,000				$15,000
Roger Guy, MD	2013	$16,500		10,000				$16,500
David Morse, Ph.D.	2013	$14,500		10,000				$14,500

Outstanding Incentive Plan Awards as of December 31, 2013: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised
Paul McDonald	10,000	$5.95	08/23/17	$1,200
	10,000	$3.61	07/16/18	$24,600
	10,000	$4.83	07/09/19	$12,400
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$2,400
Randall Lanham, Esq.	10,000	$2.74	07/17/16	$33,300
	10,000	$5.95	08/23/17	$1,200
	10,000	$3.61	07/16/18	$24,600
	10,000	$4.83	07/09/19	$12,400
	10,000	$2.90	07/16/20	$31,700
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$2,400
Roger Guy, MD	10,000	$2.74	07/17/16	$33,300
	10,000	$5.95	08/23/17	$1,200
	10,000	$3.61	07/16/18	$24,600
	10,000	$4.83	07/09/19	$12,400
	10,000	$2.90	07/16/20	$31,700
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$2,400
David Morse, Ph.D.	10,000	$2.74	07/17/16	$33,300
	10,000	$5.95	08/23/17	$1,200
	10,000	$3.61	07/16/18	$24,600
	10,000	$4.83	07/09/19	$12,400
	10,000	$2.90	07/16/20	$31,700
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$2,400

During the period from 2000 to 2013, the salaries of Named Executive Officers increased from $465,805US (2000) to $806,082US (2013), an increase of 4.3% per annum over that fourteen year period, or 73.1% in total. During the same period, the Corporation’s stock price has increased approximately 213%.

Share Ownership

As of March 14, 2014, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares	Percentage of Common
	Owned and	Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	11,402,048	32.7%
Randall Lanham, Esq.	0	*
Paul McDonald	0	*
David Morse, Ph.D.	396	*
Roger Guy, MD	51,979	*
Jack Gemmell	46,848	*
Jack Gemmell Trustee	607,031[1]	1.7%
Andre Monette	36,000	*
Andre Monette Trustee	12,000	*
Brian Doyle	13,892	*

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

No more than 7,500,000 common shares may be under option at any time and a maximum of 7,500,000 common shares are available to be issued under the stock option plan as the result of the exercise of options. Options that expire or terminate without being exercised become available to be granted again. Material changes to the stock option plan such as the number of shares available to be optioned require shareholder approval. On June 13, 2011, the shareholders approved amendments to the plan that included increasing the maximum number of shares that could be issued in total under the plan from 5,500,000 to 7,500,000. Since the inception of the stock option plan in 1995, 383,400 options have been exercised under the plan and 100,514 shares have been issued as a result of cashless exercises.

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

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Paul McDonald; the other members are Randall Lanham, Esq. and Dr. Roger Guy. The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders. The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditor reports directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

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

In its Hasbrouck Heights and St. Laurent laboratories and offices, for the year 2013, the Corporation employed on the average twenty four persons with twenty in research and development and four in administration and marketing; for the year 2012, the Corporation employed on the average twenty persons (sixteen in research and development and four in administration and marketing); for the year 2011, the Corporation employed on the average twenty-six persons (twenty-two in research and development and four in administration and marketing).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of March 14, 2014, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

	Number of Common Shares	Percent of Class of
Name of Shareholder	owned by Shareholder	Common Shares
Dr. Paul Averback	11,402,048	32.7%
All directors and officers as a group	12,170,194	34.9%

The above shareholders have the same voting rights as all other shareholders. There has been no significant change in ownership for any of the persons listed above over the past three years.

Hal Pettigrew reported in a February 15, 2011 filing that he had dispositive power over 2,647,586 shares of Nymox or approximately 7.6% of Nymox’s shares. Michael Starcher reported in a February 15, 2011 filing that he had dispositive power over 1,952,007 shares of Nymox or approximately 5.6% of Nymox’s shares. The number of shares owned by Hal Pettigrew represented an increase of 252,486 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on March 31, 2010. The number of shares owned by Michael Starcher represented an increase of 157,007 shares from the number of shares reported as beneficially owned in the Schedule 13G filed with the Securities and Exchange Commission on November 20, 2008. All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of March 14, 2014, total shares outstanding were 34,865,673; there were 168 holders of record of the common shares and 5,571 beneficial shareholders in total. Of these, 57 were holders of record of the common shares and 4,568 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 20,211,305 shares, representing approximately 57.97% of the outstanding shares of common stock.

Related Party Transactions

The Corporation did not have any related party transactions for the years ended December 31, 2013, 2012 and 2011.

Refer to Note 18 of the consolidated financial statements for key management personnel disclosures.

ITEM 8. FINANCIAL INFORMATION

In 2013, revenues of Nymox Pharmaceutical Corporation’s US subsidiaries were $365,277 and revenues of its Canadian Corporation were $2,993,733 (including Europe and other). We refer to Note 17 of the financial statements below.

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

Legal Proceedings

In November 2011, two former directors of Nymox, who ceased to be directors in 2006, served Nymox with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking orders that they are entitled to exercise options to purchase a total of 125,000 shares of Nymox at a price of $4.33 U.S. or in the alternative damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. Nymox believes that the right to exercise these options ended in May 2007 and that the claims are without merit. Nymox intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in the financial statements.

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal, Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2013 and December 31, 2012 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2013 and 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2014 expressed an unqualified opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

March 10, 2014

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
Tour KPMG
Montréal, Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nymox Pharmaceutical Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on Nymox Pharmaceutical Corporation's internal control over financial reporting based on our audit.

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
KPMG Canada provides services to KPMG LLP.

In our opinion, Nymox Pharmaceutical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 10, 2014 expressed an unqualified opinion on those consolidated financial statements.

March 10, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013

Financial Statements
	Consolidated Statements of Financial Position	50
	Consolidated Statements of Operations and Comprehensive Loss	51
	Consolidated Statements of Changes in Equity	52
	Consolidated Statements of Cash Flows	53
Notes to Consolidated Financial Statements
1.	Business activities	54
2.	Basis of preparation	54
3.	Significant accounting policies	56
4.	Changes in accounting policies	64
5.	Property and equipment	66
6.	Intangible assets	66
7.	Licensing revenues and deferred revenue	67
8.	Preferred shares of a subsidiary and non-controlling interest	67
9.	Share capital	67
10.	Commitments and contingencies	71
11.	Cost of sales	72
12.	Research tax credits and grants and income taxes	72
13.	Earnings per share	76
14.	Capital disclosures	76
15.	Financial risk management	77
16.	Financial instruments	80
17.	Segment disclosures	80
18.	Related parties	81
19.	Personnel expenses	81
20.	Subsequent events	82

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position

December 31, 2013 and 2012
(In US dollars)

	Note	2013	2012

Assets

Current assets:
Cash		$295,523	$1,030,075
Trade accounts receivable		181,639	30,732
Other receivables		38,997	54,169
Research tax credits receivable		360,330	532,198
Prepaid expenses		20,291	31,988
Security deposit		17,396	17,396
Inventories		39,688	42,503
Total current assets		953,864	1,739,061
Non-current assets:
Property and equipment	5	12,521	15,118
Total non-current assets		12,521	15,118
Total assets		$966,385	$1,754,179

Liabilities and Equity

Current liabilities:
Trade accounts payable		$1,382,986	$880,533
Accrued liabilities
Payroll related liabilities		9,675	14,388
Other accrued liabilities		105,961	160,238
Deferred revenue	7	2,617,600	2,617,600
Total current liabilities		4,116,222	3,672,759
Non-current liabilities:
Deferred revenue	7	2,508,533	5,126,133
Preferred shares of a subsidiary	8	400,000	400,000
Total non-current liabilities		2,908,533	5,526,133
Equity:
Share capital	9	76,046,549	69,705,389
Additional paid-in capital		12,631,067	12,362,281
Deficit		(95,135,986)	(89,912,383)
Total equity attributable to the equity holders of the Corporation		(6,458,370)	(7,844,713)
Non-controlling interest	8	400,000	400,000
Total equity		(6,058,370)	(7,444,713)
Commitments and contingencies	10
Total liabilities and equity		$966,385	$1,754,179

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD	Director

/s/ Paul McDonald	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2013, 2012 and 2011
(In US dollars)

	Note	2013	2012	2011

Revenues:
Sales of goods		$741,410	$454,987	$496,215
Licensing Revenues:
Upfront payment	7	2,617,600	2,617,600	2,617,600
		3,359,010	3,072,587	3,113,815
Expenses:
Research and development	9(c)	6,274,903	8,572,528	9,461,081
Less research tax credits	12(a)	(555,031)	(289,766)	(486,910)
		5,719,872	8,282,762	8,974,171

General and administrative	9(c)	1,755,886	1,972,120	2,832,870
Marketing	9(c)	282,055	158,431	642,235
Cost of sales	11	486,154	253,925	289,866
		8,243,967	10,667,238	12,739,142

Results from operating activities		(4,884,957)	(7,594,651)	(9,625,327)

Net finance income (costs):
Finance income	16(b)	3,402	6,180	12,817
Finance costs	16(b)	(27,048)	(39,118)	(39,879)
		(23,646)	(32,938)	(27,062)

Net loss and comprehensive loss attributable to the equity holders of the Corporation		$(4,908,603)	$(7,627,589)	$(9,652,389)

Basic and diluted loss per share	13	$(0.14)	$(0.23)	$(0.30)

Weighted average number of common shares outstanding	13	34,147,666	33,176,185	32,711,431

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity

Years ended December 31, 2013, 2012 and 2011
(In US dollars)

			Attributable to equity holders of the Corporation
					Additional			Non-
			Share capital		paid-in			controlling	Total
	Note		Number	Dollars	capital	Deficit	Total	interest	equity

Balance, December 31, 2012			33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9	(a)	1,068,760	6,300,000	–	–	6,300,000	–	6,300,000
Exercise of stock options and option surrender agreements
Cash	9	(b)	30,955	2,620	–	–	2,620	–	2,620
Ascribed value			–	38,540	(38,540)	–	–	–	–
Share issue costs			–	–	–	(315,000)	(315,000)	–	(315,000)
Stock-based compensation	9	(c)	–	–	307,326	–	307,326	–	307,326
Total contributions by owners			1,099,715	6,341,160	268,786	(315,000)	6,294,946	–	6,294,946

Net loss and comprehensive loss			–	–	–	(4,908,603)	(4,908,603)	–	(4,908,603)

Balance, December 31, 2013			34,672,157	$76,046,549	$12,631,067	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)

Balance, December 31, 2011			32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9	(a)	558,620	3,575,000	–	–	3,575,000	–	3,575,000
Exercise of stock options and option surrender agreements
Cash	9	(b)	20,520	22,100	–	–	22,100	–	22,100
Ascribed value			–	45,328	(45,328)	–	–	–	–
Share issue costs			–	–	–	(178,750)	(178,750)	–	(178,750)
Stock-based compensation	9	(c)	–	–	1,962,085	–	1,962,085	–	1,962,085
Total contributions by owners			579,140	3,642,428	1,916,757	(178,750)	5,380,435	–	5,380,435

Net loss and comprehensive loss			–	–	–	(7,627,589)	(7,627,589)	–	(7,627,589)

Balance, December 31, 2012			33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Balance, December 31, 2010			32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9	(a)	353,407	3,000,000	–	–	3,000,000	–	3,000,000
Exercise of stock options and option surrender agreements
Cash	9	(b)	66,039	54,040	–	–	54,040	–	54,040
Ascribed value			–	153,774	(53,424)	(100,350)	–	–	–
Share issue costs			–	–	–	(150,000)	(150,000)	–	(150,000)
Stock-based compensation	9	(c)	–	–	4,005,404	–	4,005,404	–	4,005,404
Total contributions by owners			419,446	3,207,814	3,951,980	(250,350)	6,909,444	–	6,909,444

Net loss and comprehensive loss			–	–	–	(9,652,389)	(9,652,389)	–	(9,652,389)

Balance, December 31, 2011			32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

	Note	2013	2012	2011

Cash flows from (used in) operating activities:
Net loss		$(4,908,603)	$(7,627,589)	$(9,652,389)
Adjustments for:
Depreciation of property and equipment	5	9,102	10,413	14,716
Stock-based compensation	9(c)	307,326	1,962,085	4,005,404
Changes in non-cash operating balances:
Prepaid expenses		11,697	(31,988)	-
Trade accounts receivable and other receivables		(135,735)	65,837	(109,190)
Research tax credits receivable		171,868	(289,767)	(6,330)
Inventories		2,815	(18,883)	(6,172)
Trade accounts payable and accrued liabilities		443,463	243,667	(1,766,411)
Deferred revenue		(2,617,600)	(2,617,600)	(2,617,600)
		(6,715,667)	(8,303,825)	(10,137,972)

Cash flows from (used in) financing activities:
Proceeds from issuance of share capital	9(a)	6,300,000	3,575,000	3,000,000
Share issue costs		(315,000)	(178,750)	(150,000)
Proceeds from exercise of stock options		2,620	22,100	54,040
		5,987,620	3,418,350	2,904,040

Cash flows used in investing activities:
Additions to property and equipment		(6,505)	(3,371)	(22,146)
Net decrease in cash		(734,552)	(4,888,846)	(7,256,078)

Cash, beginning of year		1,030,075	5,918,921	13,174,999

Cash, end of year		$295,523	$1,030,075	$5,918,921

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint-Laurent, Québec. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012. The Corporation also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 9 (a). The Corporation depends on this financing, as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities. Management believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s requirements for at least the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

(a)	Statement of compliance:

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Corporation’s Board of Directors on March 10, 2014.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

2.	Basis of preparation (continued):

(b)	Basis of measurement:

The consolidated financial statements have been prepared on a going concern and on the historical cost basis.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. Refer to note 4 which addresses accounting standards adopted during the year and issued but not yet effective.

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

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2013 and 2012, the Corporation held no assets or liabilities required to be measured at fair value.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(e)	Intangible assets (continued):

(ii)	Research and development expenditures:

Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. At December 31, 2013 and December 31, 2012 no development expenditures have been capitalized.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

The Corporation was also entitled to a grant from the U.S. Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of benign prostatic hyperplasia of which, in April 2011, the Corporation received its full entitlement under this program.

These research tax credits and grants are recognized as a reduction of research and development expenditures in the period in which they become receivable, provided that there is reasonable assurance that they will be received.

(j)	Stock-based compensation:

The grant date fair value of stock-based compensation awards granted to employees, consultants and directors is recognized as an expense, with a corresponding increase in equity, over the period that the employees, consultants or directors unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service at the vesting date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

4.	New accounting standards and interpretations:

Adopted during the period:

IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 - Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

4.	New accounting standards and interpretations (continued):

Adopted during the period (continued):

IFRS 13 - Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s consolidated financial statements.

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2013, and have not been applied in preparing these consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRS IC and the Corporation is currently assessing its impact on the financial statements:

IFRS 9 - Financial Instruments (« IFRS 9 ») ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.

The Corporation does not intend to adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) in its financial statements for the annual period beginning on January 1, 2014.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

5.	Property and equipment:

			Office
			equipment
	Laboratory	Computer	and
	equipment	equipment	fixtures	Total

Cost:
Balance at December 31, 2011	$436,108	$30,648	$101,926	$568,682
Additions	3,003	368	–	3,371
Disposals	(20,684)	(1,790)	(690)	(23,164)

Balance at December 31, 2012	$418,427	$29,226	$101,236	$548,889

Balance at December 31, 2012	$418,427	$29,226	$101,236	$548,889
Additions	–	3,721	2,784	6,505
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$418,427	$29,554	$102,188	$550,169

Accumulated depreciation:
Balance at December 31, 2011	$433,529	$21,017	$91,976	$546,522
Depreciation for the year	1,717	5,518	3,178	10,413
Disposals	(20,684)	(1,790)	(690)	(23,164)

Balance at December 31, 2012	$414,562	$24,745	$94,464	$533,771

Balance at December 31, 2012	$414,562	$24,745	$94,464	$533,771
Depreciation for the year	1,482	4,580	3,040	9,102
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$416,044	$25,932	$95,672	$537,648

Carrying amounts:
At December 31, 2011	2,579	9,631	9,950	22,160
At December 31, 2012	3,865	4,481	6,772	15,118
At December 31, 2013	2,383	3,622	6,516	12,521

The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

6.	Intangible assets:

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2013 and 2012, are still property of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period of five years, of which approximately two years remain at December 31, 2013. This period may be modified in the future based on additional information that may be received by the Corporation. In 2013, an amount of $2,617,600 (2012 - $2,617,600; 2011 - $2,617,600) was recognized as revenue related to this upfront payment. As at December 31, 2013, the deferred revenue related to this transaction amounted to $5,126,133 (2012 - $7,743,733).

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

9.	Share capital:

	2013	2012
Authorized:
An unlimited number of common shares,
at no par value

Issued, outstanding and fully paid:
Number of common shares	34,672,157	33,572,442
Dollars	$76,046,549	$69,705,389

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement:

In November 2012, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2013, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

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

In 2013, the Corporation issued 1,068,760 (2012 - 558,620; 2011 – 353,407) common shares to the Purchaser for aggregate proceeds of $6,300,000 (2012 - $3,575,000; 2011 - $3,000,000) under the agreements. All issued shares were fully paid. At December 31, 2013, the Corporation can require the Purchaser to purchase up to $14,700,000 of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at December 31, 2013, 2,070,500 options could still be granted by the Corporation (2012 -1,559,500; 2011 – 2,121,500).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(b)	Stock options (continued):

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

		Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding,
December 31, 2010	4,614,000	$3.06	5.32

Exercised	(28,000)	1.93
Granted	905,000	7.10
Expired	(2,500)	3.57
Surrendered	(110,000)	3.83

Outstanding,
December 31, 2011	5,378,500	$3.73	5.22

Exercised	(8,000)	2.76
Granted	590,000	6.66
Surrendered	(20,000)	2.89

Outstanding,
December 31, 2012	5,940,500	$4.03	4.74

Exercised	(1,000)	2.62
Granted	90,000	5.24
Expired	(550,000)	3.07
Surrendered	(50,000)	2.83

Outstanding,
December 31, 2013	5,429,500	$4.16	4.24

Options exercisable	5,389,500	$4.13	4.24

The weighted average share price at the date of exercise for stock options exercised in 2013 was $7.62 (2012 - $7.03; 2011 - $7.48).

In 2013, a total of 50,000 options were surrendered (i.e. a “cashless exercise”) to the Corporation (2012 - 20,000; 2011 - 110,000) in consideration for the issuance of a total of 29,955 common shares (2012 - 12,520; 2011 - 38,039), whereby the option holders receive a number of shares equivalent in value to the net difference between the strike price on the option and the closing market price on the day before the date of the cashless exercise.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2013, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
175,000	175,000	2.82	June 9, 2016
30,000	30,000	2.74	July 17, 2016
3,392,500	3,392,500	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
20,000	20,000	3.65	May 14, 2019
40,000	40,000	4.83	July 9, 2019
25,000	25,000	3.40	May 3, 2020
30,000	30,000	2.90	July 16, 2020
790,000	790,000	7.08	January 24, 2021
75,000	65,000	6.27	March 16, 2021
40,000	40,000	9.10	July 16, 2021
50,000	20,000	8.04	April 1, 2018
40,000	40,000	6.88	July 16, 2022
500,000	500,000	6.51	October 15, 2022
50,000	50,000	4.76	April 28, 2023
40,000	40,000	5.83	July 16, 2023
5,429,500	5,389,500	$ 4.16

(c)	Stock-based compensation:

	2013	2012	2011
Stock options granted in 2006	$-	$29,488	$184,490
Stock options granted in 2011	$12,679	46,242	3,820,914
Stock options granted in 2012	55,787	1,886,355	-
Stock options granted in 2013	238,860	-	-
Total stock-based compensation expense recognized	$307,326	$1,962,085	$4,005,404

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2013	2012	2011
Stock-based compensation pertaining to general and administrative	$170,947	$275,386	$1,213,462
Stock-based compensation pertaining to marketing	123,700	389	434,635
Stock-based compensation pertaining to research and development	12,679	1,686,310	2,357,307
	$307,326	$1,962,085	$4,005,404

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the years ended December 31, 2013, 2012 and 2011 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2013	2012	2011

Share price	$5.24	$6.66	$7.10
Exercise price	5.24	6.66	7.10
Risk-free interest rate	1.41%	1.36%	2.56%
Expected volatility	58.99%	58.67%	71.94%
Expected option life in years	5	5	5
Expected dividend yield	-	-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2013 was $2.65 per option (2012 - $3.37 per option; 2011 - $4.29 per option).

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

10.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Less than one year	$289,192
Between one and five years	206,725
More than five years	-

$495,917

In September 2012 and November 2013, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2014 and October 31, 2016, respectively.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

10.	Commitments and contingencies (continued):

(a)	Operating leases (continued):

The current leases for the Canadian and U.S. operations run for two years and three years respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the year ended December 31, 2013, an amount of $367,812 was recognized as an expense in respect of operating leases (2012 - $370,440; 2011 -$364,471).

(b)	Contingencies:

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. The Corporation believes that the right to exercise these options ended in May 2007 and that the claims are without merit. The Corporation intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these consolidated financial statements.

11.	Cost of sales:

In 2013, expenses related to inventories recognized as cost of sales amounted to $322,270 (2012 -$85,075; 2011 - $108,372).

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(a)	Research tax credits and grants (continued):

Unused federal research tax credits may be used to reduce future income tax expense, which are not recognized and expire as follows:

2018	$5,228
2019	8,504
2020	23,093
2021	23,483
2022	53,537
2023	69,362
2024	22,561
2025	29,084
2026	66,314
2027	73,235
2028	71,538
2029	96,957
2030	174,430
2031	244,789
2032	287,586
2033	243,400
$1,493,101

(b)	Income taxes:

	2013	2012	2011
Current income tax expense for the year	$–	$–	$–

Recognition of previously unrecognized tax loss	–	–	–

Current income tax expense	–	–	–

Deferred tax expense:
Origination and reversal of temporary differences	(1,317,839)	(1,620,431)	(1,591,363)
Change in unrecognized deductible temporary differences	1,317,839	1,620,431	1,591,363
Deferred tax expense	–	–	–

Total income tax expense	$–	$–	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(b)	Income taxes (continued):

Reconciliation of effective tax rate:
	2013	2012	2011
Net loss for the year, before income taxes	$(4,908,603)	$(7,627,589)	$(9,652,389)

Domestic tax rate applicable to the Corporation	26.9%	26.9%	28.4%

Income taxes at domestic tax statutory rate	(1,320,414)	(2,051,821)	(2,741,278)

Change in unrecognized deductible temporary differences	1,317,839	1,620,431	1,591,363

Non-deductible expenses and other	2,575	431,390	1,149,915

Income taxes	$–	$–	$–

The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2012 from 16.5% to 15.0%.

As at December 31, 2013, 2012 and 2011, deferred tax assets not recognized were as follows:

	2013	2012	2011

Deferred revenue	$1,378,929	$2,083,064	$2,787,199
Tax loss carry forward	14,293,352	12,493,652	11,196,417
Property and equipment and patents	2,012,128	1,950,980	1,923,879
Research and development expenditures	2,251,060	2,031,077	1,799,941
Share issue costs	125,959	100,081	103,847

Unrecognized deferred tax assets	$20,061,428	$18,658,854	$17,811,283

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(b)	Income taxes (continued):

At December 31, 2013, the amounts and expiry dates of tax attributes for which no deferred tax assets were recognized are as follows:

		Federal		Provincial

Research and development expenditures, without time limitation	$		$

Losses carried forward:
2014		581,932		403,722
2015		3,544,044		3,502,020
2026		3,807,913		3,700,607
2027		3,608,571		3,487,087
2028		2,750,121		2,750,121
2029		3,607,077		3,509,077
2031		7,385,581		7,368,724
2032		7,336,538		7,319,236
2033		6,653,590		6,635,717
		39,275,367		38,676,311

Other deductible temporary differences:
Share issue costs		468,250		468,250
Excess of tax value of intellectual property and patent fees over carrying value		7,215,154		7,215,413
Excess of tax value of property and equipment over carrying value		287,918		287,929
Deferred revenue		5,126,133		5,126,133

US losses carried forward:
2018				2,781,408
2019				1,077,985
2020				813,001
2021				664,129
2022				522,140
2023				564,484
2024				353,204
2025				264,237
2026				355,198
2027				372,942
2028				351,224
2029				86,251
2030				541,457
2031				479,755
2032				176,525
2033				94,976
				$9,498,916

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

13.	Earnings per share:

Weighted average number of common shares outstanding:

	2013	2012	2011

Issued common shares at January 1	33,572,442	32,993,302	32,573,856
Effect of shares issued	575,224	182,883	137,575

Weighted average number of common shares outstanding at December 31	34,147,666	33,176,185	32,711,431

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2013, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
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

Approximately 59% of expenses that occurred during the year ended December 31, 2013 (2012 – 57%; 2011 – 66%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013, 2012 or 2011.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

15.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

The following table provides significant items exposed to foreign exchange:

CA$	2013	2012

Cash	$128,117	$167,006
Trade accounts receivable, other receivables and research tax credits receivable	41,477	54,169
Trade accounts payable and accrued liabilities	(272,011)	(389,256)

	$(102,417)	$(168,081)

The following exchange rates were applied for the years ended December 31, 2013, 2012 and 2011:

	Average rate
	(twelve months)	Reporting date rate

US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2013 by less than $5,500, assuming that all other variables remained constant.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

15.	Financial risk management (continued):

(b)	Credit risk (continued):

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $181,639 (2012 - $30,732), all of which were aged under 45 days. Three customers (2012 - three customers) accounted for 95.6% (2012 - 86.4%) of the trade receivables balance at December 31, 2013, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2013, December 31, 2012 or December 31, 2011.

At December 31, 2013, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

Based on the value of variable interest-bearing cash during the year ended December 31, 2013, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

	Carrying	Less than
	amount	1 year	1 year to 5 years

Trade accounts payable and accrued liabilities:
December 31, 2013	$1,498,622	$1,498,622	$–
December 31, 2012	$1,055,159	$1,055,159	$–

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

16.	Financial instruments:

(a)	Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

(b)	Finance income and finance costs:

	2013	2012	2011
Interest income	$3,402	$6,180	$12,817

Finance income	3,402	6,180	12,817

Interest and bank charges	(8,853)	(10,635)	(11,700)
Net foreign exchange loss	(18,195)	(28,483)	(28,179)
Finance costs	(27,048)	(39,118)	(39,879)

Net finance costs	$(23,646)	$(32,938)	$(27,062)

17.	Segment disclosures:

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2013	$5,104	$365,277	$2,988,629
2012	17,780	353,397	2,701,410
2011	11,537	437,410	2,664,868

Property and equipment:
December 31, 2013	12,114	407	–
December 31, 2012	14,818	300	–

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

17.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues from sales in any of the last three years were as follows:

	2013	2012	2011

Customer A	$333,249	$–	$–
Customer B	119,325	129,803	191,190
Customer C	83,210	38,431	37,161
Customer D	46,625	35,468	78,122

One customer accounted for 100% of licensing revenues during 2013, 2012, 2011 (refer to note 7).

18.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 9 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2013	2012	2011

Salaries	$793,552	$630,346	$667,788
Short-term employee benefits	10,097	9,719	9,259
Stock-based compensation	238,860	1,808,628	3,802,911

	$1,042,509	$2,448,693	$4,479,958

Total honorariums paid to the independent directors of the Corporation for participation in Board and Committee meetings are $62,500 for the year ended December 31, 2013 (2012 - $64,000; 2011 - $62,000).

19.	Personnel expenses:

	2013	2012	2011

Salaries	$1,994,783	$2,019,020	$1,801,253
Employer contributions	177,993	175,360	164,988
Short-term employee benefits	51,082	50,305	44,244
Stock-based compensation	123,700	1,689,380	3,848,780

	$2,347,558	$3,934,065	$5,859,265

The table above includes the compensation figures from the table in note 18.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

20.	Subsequent events:

On January 9, 2014 the Corporation granted 500,000 fully vested stock options to its Chief Executive Officer at a price of $5.88. An amount of $1,250,500 will be charged to stock compensation expense in January 2014.

On January 14, 2014, the Corporation issued 69,686 common shares for gross proceeds of $400,000, on February 4, 2014, the Corporation issued 61,533 common shares for gross proceeds of $350,000 and on February 28, 2014, the Corporation issued 62,297 common shares for gross proceeds of $350,000 under the Common Stock Private Purchase Agreement referred to in note 9(a).

On January 22, 2014, as a result of the former Chief Financial Officer’s termination, the Corporation entered into an agreement with him, whereby he is entitled to receive payments equal to his annual base salary while he was employed by the Company, until July 26, 2016, payable in equal bi-monthly installments, in exchange for cancelling all of his outstanding 240,000 stock options. In the event the former Chief Financial Officer becomes employed at any time subsequent to April 22, 2015, the amount of these payments will be reduced by fifty percent of the amount of his pay for such employment. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid in capital of $444,791 (CA$492,340) was recorded during the first quarter of 2014, and all future payments will reduce the accrued liability balance.

On February 13, 2014, the Corporation granted 100,000 stock options to its Chief Financial Officer pursuant to his employment agreement dated January 24, 2014, with 50,000 stock options vesting immediately and 50,000 stock options vesting over the next four years, at a price of $6.47. An amount of $137,800 will be charged to stock compensation expense at the time of grant and an aggregate of $137,800 recorded over the next sixteen quarters.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2009	$7.070	$2.200
2010	$7.760	$2.640
2011	$9.890	$6.000
2012	$8.980	$6.000
2013	$8.190	$4.200

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2012	1st Quarter	$8.980	$7.570
	2nd Quarter	$8.400	$6.350
	3rd Quarter	$7.230	$5.693
	4th Quarter	$8.528	$6.140

2013	1st Quarter	$7.650	$4.200
	2nd Quarter	$5.560	$4.390
	3rd Quarter	$8.190	$5.020
	4th Quarter	$7.900	$5.760

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2013	$7.900	$6.580
November, 2013	$7.220	$6.310
December, 2013	$7.100	$5.760
January, 2014	$6.780	$5.600
February, 2014	$5.980	$5.020
March, 2014 (up to and including March 7, 2014)	$5.600	$5.200

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Corporation, and the value of the assets of our Corporation were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2013 was CDN$344 million and in 2014 is CDN$354 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 14, 2014.

1.

The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 1, 2013. The terms and conditions of this commitment are further described in “Liquidity and Capital Resources” section in Item 5 of this report.

2	The Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. This agreement established a financing commitment for $15 million over a twenty-four month period starting November 1, 2012. This agreement was replaced by the new agreement above on November 1, 2013.

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

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2013 and, based on current business plans and financial expectations, Nymox does not believe that it will be a PFIC during its current taxable year. Because PFIC classification cannot be determined until the close of a taxable year, is determined annually, and depends on the application of complex rules which are subject to differing interpretations, there can be no assurance that Nymox has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Nymox common stock. Nymox intends to notify its U.S. Holders within 45 days after the end of any taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

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

Medicare Contribution Tax. Certain U.S. Holders who are individuals, estates or trusts are required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the possible application of this additional tax to income earned with respect to Nymox common shares.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2012, Lorros-Greyse has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

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

Approximately 59% of expenses that occurred during the year ended December 31, 2013 (2012 - 57%; 2011 – 66%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013, 2012 or 2011.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2013	December 31, 2012
Cash	$128,117	$167,006
Trade accounts receivable, other receivables and research tax credits receivable	$41,477	$54,169
Trade accounts payable and accrued liabilities	$(272,011)	$(389,256)
	$(102,417)	$(168,081)

The following exchange rates were applied for the years ended December 31, 2013, 2012 and 2011:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2013 by less than $5,500, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $181,639 (December 31, 2012 - $30,732), all of which were aged under 45 days. Three customers (December 31, 2012 - three customers) accounted for 95.6% (December 31, 2012 – 86.4%) of the trade receivables balance at December 31, 2013, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2013, nor for the year ended December 31, 2012.

At December 31, 2013, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2013, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Less than 1 year	1 year to 5 years
Trade accounts payable and accrued liabilities:
December 31, 2013	$1,498,622	$1,498,622	–
December 31, 2012	$1,055,159	$1,055,159	–

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2013, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2013.

(c) Attestation Report of the Registered Public Accounting Firm. KPMG’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in the financial statements which appear in this annual report.

(d) Changes in Internal Controls over Financial Reporting. There have been no changes during the year ended December 31, 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

During the years ended December 31, 2013 and 2012, we paid the following fees for professional services to KPMG LLP:

	2013	(CAN$)	2012
Audit Fees	200,000		197,000
Audit-Related Fees	10,000		10,000
Tax Fees	17,000		93,700
All Other Fees	0		0
Total	227,000	(CAN$)	300,700

Audit Fees consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements and the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Corporation’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.

Audit-Related Fees consisted of translation services rendered in connection with the Corporation’s financial documents.

Tax Fees consisted of services rendered in connection with the preparation of tax returns of the Corporation and its subsidiaries and general tax advice.

All Other Fees – there were no other professional services rendered during the years ended December 31, 2013 and 2012.

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

The financial statements for the three years ended December 31, 2011, 2012 and 2013 are included in Item 8 of this report and are incorporated by reference in this item.

ITEM 19.	EXHIBITS

The following exhibits are included with or incorporated by reference into this report:

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4(v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4(w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

/s/ Paul Averback
Paul Averback
Title: President
Date: March 14, 2014

EXHIBIT INDEX - NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4(v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4(w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.