Form 20-F
period 2014-12-31
NYMOX PHARMACEUTICAL CORP
filed 2015-03-31
CIK 1018735

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20–F

[   ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or
[ X ] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2014
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

Contact person: Andre Monette
Tel. 800-936-9669, e-mail: amonette@nymox.com,fax: 514-332-2227
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

35,872,445 shares as of December 31, 2014

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

  access financing under the Common Stock Private Purchase Agreement;

  successfully defend pending and/or unforeseeable future litigation;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  overcome recent negative results from its clinical trials;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2014, 2013, 2012, 2011 and 2010. The financial statements have been audited by KPMG LLP, Montreal, Canada as at and for the years ended December 31, 2010, 2011, 2012, 2013, and 2014 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data (In U.S. dollars)

IFRS	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Current Assets	$ 1,395,770	$ 936,468	$ 1,739,061	$ 6,335,710	$ 13,470,096
Property & Equipment	9,400	12,521	15,118	22,160	14,730
Total Assets	1,422,566	966,385	1,754,179	6,375,266	13,502,222
Total Current Liabilities	4,484,678	4,116,222	3,672,759	3,429,092	5,195,503
Convertible notes	718,831	0	0	0	0
Share Capital	81,227,058	76,046,549	69,705,389	66,062,961	62,855,147
Total Equity	(4,180,943)	(6,058,370)	(7,444,713)	(5,197,559)	(2,454,614)
Sales	331,909	741,410	454,987	496,215	582,383
Total Revenues (including sales)	2,949,509	3,359,010	3,072,587	3,113,815	691,450
Research & Development Expenditures (1)	4,496.730	5,719,872	8,282,762	8,974,171	4,880,126
Loss from operating activities	4,724,705	4,884,957	7,594,651	9,625,327	6,505,132
Net Loss	4,594,093	4,908,603	7,627,589	9,652,389	6,536,313
Loss per Share (basic & diluted)	$ 0.13	$ 0.14	$ 0.23	$ 0.30	$ 0.20
Weighted Avg. No. of Common Shares	35,253,879	34,147,666	33,176,185	32,711,431	31,940,584

(1)	We earn research tax credits by making qualifying research and development expenditures. These amounts shown are net of research tax credits and grants.

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

Our Clinical Trials for our Therapeutic Products in Development, Such as NX-1207, May Not Be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

Products requiring regulatory approval, such as NX-1207, will be approved for commercial sale only if governmental regulatory authorities are satisfied that our clinical trials are properly designed and conducted and that the results of those trials provide valid and acceptable evidence that the product is safe and effective for the conditions or diseases it is intended to treat. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes and failure can occur at any stage of testing. Results attained in pre-clinical testing or in early clinical trials may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates. On November 2, 2014, following the completion of data verification and auditing procedures, top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program.

Setbacks in our clinical trials or failure to obtain regulatory approval could cause the price of our shares to decline and adversely affect our business, operations, product development programs and financial condition. See “A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of Our Shares”.

Our Clinical Trials for Certain Of Our Therapeutic Products May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines And Our Development of NX-1207 for BPH Has Been Delayed Due To Negative Results In Phase III Clinical Trials.

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

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of Our Shares

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. On November 3, 2014 the Corporation’s stock fell approximately 82%, from $5.14 to $0.93.

The clinical testing of drug candidates is fraught with uncertainties and positive results from earlier clinical trials may not be repeated in later trials. As well, government regulators such as the U.S. Food and Drug Administration, or FDA, may require additional testing or further documentation relating to the preclinical testing, clinical studies, manufacturing or other issues at any time. These requirements may result in substantial delays in obtaining regulatory approval or make obtaining such approval much more difficult. Setbacks in any phase of the clinical development of our product candidates could have a negative impact on our business, operations, product development programs and financial condition, could jeopardize FDA or other regulatory approval and would likely cause a further drop in the price of our shares.

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

In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (the “Licensed Territory”). After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization activities of NX-1207 in the licensed territories.

We May Not Achieve Our Projected Development Goals in the Time Frames We Announce and Expect

We make public statements regarding the achievement of our milestones, such as the commencement and completion of clinical trials, regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, for instance, such as the completion of our Phase

3 development of NX-1207 for BPH, which has been delayed due to certain negative results, the price of our shares could decline.

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

If we or any marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, and withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the development, marketing or sale of our products.

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, AlzheimAlert™, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $4.9 million in 2013 and $4.6 million in 2014. As of December 31, 2014, Nymox’s accumulated deficit was approximately $100.0 million and we have negative cash flows from operations. As at December 31, 2014, we had negative working capital (excluding deferred revenue) of $580,375.

We cannot say when, if ever, Nymox will become profitable or operate with positive cash flows and/or working capital. Profitability will depend on our uncertain ability to generate revenues from the sale of our products and the licensing of ou r technology that will offset the significant expenditures required for us to advance our research, protect and extend our intellectual property and develop, manufacture, license, market, distribute and sell our technology and products successfully. Similar types of expenditures in the past have contributed to the net losses reported above.

We Will Require Additional Funding to Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2015 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $632,272 and a working capital deficiency (excluding deferred revenue) of $580,375 as of December 31, 2014. Cash flows used in operations during 2014 were $5,515,479.

Management believes that current cash balances as at December 31, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the Common Stock Private Purchase Agreement, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. There can be no assurance that any additional funding will be available at terms that are acceptable to the Corporation to enable the Corporation to continue to pursue its operations. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. Our consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

Our Ability to Draw on the Common Stock Private Purchase Agreement, Which Expires in November 2015, is Dependent on Adhering to General Covenants

Under the Common Stock Private Purchase Agreement, the Corporation must adhere to general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Common Stock Private Purchase Agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the required financing pursuant to the Agreement. As of the date of the financial statements, the Corporation has not received any communication from the counterparty in the Agreement that it will not honor the Corporation`s future draw-down notices under the Agreement or that it intends to terminate the Agreement. As at the date hereof, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed. In prior years the Corporation typically has renewed the Common Stock Private Purchase Agreement approximately one year prior to its scheduled expiry date. If we are unable to renew the agreement in a timely fashion or at all or unable to comply with the covenants set forth in the agreement, the Corporation will have to seek other sources of financing in order to continue to operate as a going concern. There can be no assurance that any additional funding will be available on acceptable terms or at all. The inability to raise additional capital would have a material adverse effect on the business and operations.

We Have Identified a Material Weakness in Our Internal Control Over Financial Reporting. Although We Expect to Make Every Effort to Address this Material Weakness, We May Find that We are Unable to Remediate this Deficiency in Our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in Our Company and Affect the Value of Our Common Stock.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2014, we and our independent registered public accounting firm identified a material weakness in the design and operation of our internal control over financial reporting. The material weakness relates to incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and related information technology general controls, and sufficient compensating controls did not exist. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis. We intend to address the material weakness in the immediate future with oversight from our Audit Committee of the Board of Directors to remediate the material weakness. If we fail to effectively remediate the material weakness in our control environment we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address the material weakness, continued disclosure of a material weakness will be required in future filings with the SEC and the accuracy of our financial statements may be called into question, both of which would likely cause our reputation to be harmed and our stock price to decline.

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

Developing and improving our diagnostic products is also challenging. The science and technology of the detection and measurement of very small amounts of biochemicals in bodily fluids and tissue is evolving rapidly. We may need to make significant expenditures in research and development costs and licensing fees in order to take advantage of new technologies. If any major changes to our testing technologies used in our NicAlert™ or TobacAlert™ tests are made, further validation studies will be required. Developing new diagnostic products is more challenging, requiring identification and validation of the biochemical marker being detected by the new product in the clinical context and the development and validation of the product designed to detect the marker.

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

Our Products and Services May Not Receive Necessary Regulatory Approvals

Our diagnostic products, NicAlert™ and TobacAlert™, and our products in development, are subject to a wide range of government regulation governing laboratory standards, product safety and efficacy. The actual regulatory schemes in place vary from country to country and regulatory compliance can take several years and involve substantial expenditures.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH, a common disorder of older men. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Subsequent to the completion of the Phase 2 studies, the Corporation has reported positive results in several follow-up studies of BPH patients that participated in the Phase 2 studies. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. The Corporation previously successfully completed four Phase 1 and Phase 2 clinical trials of NX-1207 for BPH as well as over ten additional follow-up studies. We cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

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

Our treatments under development for enlarged prostate BPH face significant competition from existing products. There are nine drugs approved for treatment of BPH: five proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), silodosin (Rapaflo®), and tadalofil (Cialis®)), a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cu t away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

The diagnostic testing industry is also highly competitive. In the area of Alzheimer’s disease, Athena Diagnostics, Inc. markets diagnostic tests for different biochemical indicators found in blood and spinal fluid and for genetic predispositions for the illness. Other companies are attempting to develop and market other diagnostic products in this area. The FDA has approved two radioactive diagnostic agents for Positron Emission Tomography (“PET”) imaging as an aid to the evaluation of patients with signs of Alzheimer’s disease: Amyvid® (florbetapir), marketed by Lilly, and Vizamyl® (flutemetamol), marketed by GE Healthcare. Other companies are also developing similar technologies. The introduction of other diagnostics products for Alzheimer’s disease or tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our NicAlert™ or TobacAlert™ products.

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

In the fields of diagnostic methods and diagnostic tests for common human diseases and conditions, where Serex has many of its patents, there are many patents issued covering many areas of diagnostic methods, tests and technologies. We believe that these patents issued to date to other companies will not preclude Serex from developing and marketing its products but you should be aware that it is often difficult to determine the nature, breadth and validity of competing patent claims in th ese fields, that there has been significant litigation in some of these areas (not involving Serex) and that, if and when Serex’s products become more commercially successful, Serex’s products or patents may become the subject matter of litigation. If Serex were to need licenses from third parties there can be no assurance that it could obtain such licenses on commercially reasonable terms, if at all.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. In March 2010, the United States enacted health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and will continue through full implementation in 2014 and beyond. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer coverage for our products at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in consolidations and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

We Have Become Involved in Securities Class Action Litigation that is Expected to Divert Management's Attention and Could Harm our Business.

On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the Chief Executive Officer of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effect. The Corporation believes that the allegations made against it in these actions are meritless and will vigorou sly defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in our financial statements for this matter. Litigation, such as this shareholder class action, often is expensive and diverts management's attention and resources, which could adversely affect our business.

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement to fund its operations. The Corporation issued convertible notes in the amount of $1,070,000 on December 16, 2014, convertible into 2,007,504 common shares of the Corporation at a conversion price of $0.533 per share that, if converted, will dilute our common stock. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 36,755,503 common shares of Nymox issued and outstanding as of March 31, 2015. A total of 548,529 warrants are outstanding, with exercise prices range from $0.54 to $2.00 and expiry dates range from January 2017 to December 2017. In addition, 5,104,500 share options are outstanding, of which 5,042,000 are currently vested. Expiry dates for Nymox options range from 1.5 years to 10.7 years (see note 12(b) to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

If We Fail to Regain Compliance With the Requirements for Continued Listing on The NASDAQ Stock Market, Our Common Shares Could be Delisted from Trading on the NASDAQ Stock Market, Which Would Adversely Affect the Liquidity of Our Common Shares and Our Ability to Raise Additional Capital.

Our common shares are currently listed for quotation on the NASDAQ Stock Market. We are required to meet specified financial requirements in order to maintain our listing on the NASDAQ Stock Market. On December 16, 2014, the Corporation was notified by the Nasdaq Listing Qualifications department that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to do so, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares. Any potential delisting of our common shares from the NASDAQ Stock Market would make it more difficult for our shareholders to sell our shares in the public market and would likely result in decreased liqu idity, limited availability of market quotations for common shares, limited availability of news and analyst coverage regarding our company, a decreased ability to issue additional securities and increased volatility in the price of our common shares. Further, if we were no longer listed on the NASDAQ Stock Market or any other U.S. exchange then we would be in violation of a covenant in the Common Share Purchase Agreement and the purchaser under that agreement would not be required to purchase our common shares, which would impede our ability to raise capital and have a material adverse effect on our business and operations.

We Face Potential Losses Due to Foreign Currency Exchange Risks

Nymox incurs certain expenses, principally relating to salaries and operating expenses at its Canadian office, in Canadian dollars. All other expenses are derived in U.S. dollars. As a result, we are exposed to the risk of losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar. We protect ourselves against this risk by maintaining cash balances in both currencies. We do not currently engage in hedging activities. The Corporation may suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

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

Nymox’s offices are located at:

Nymox Pharmaceutical Corporation
9900 Cavendish Boulevard, Suite 306, St. Laurent, Quebec, Canada, H4M 2V2
Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY, 10011

Nymox’s two subsidiaries are located at:

Nymox Corporation
777 Terrace Avenue
Hasbrouck Heights, NJ, USA 07604

Serex, Inc.
777 Terrace Avenue
Hasbrouck Heights, NJ, USA 07604

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox also has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. On March 24, 2015, the Corporation announced that it will hold a special shareholders meeting on April 15, 2015 in Montreal for a motion to transfer the Corporation’s head office from Montreal (Quebec) to the Bahamas.

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

The U.S. Surgeon General’s Report on Mental Health, released on December 13, 1999, identified the importance and the need for the early detection and diagnosis of Alzheimer’s disease. The report described the current approach to Alzheimer’s disease diagnosis, clinical examination and the exclusion of other common causes of its symptoms, as time- and labor-intensive, costly and largely dependent on the expertise of the examiner. As a result, the illness is currently under-recognized, especially in primary care settings, where older patients seek care. The report joined other experts writing in the field in recognizing the need for a better, more reliable method for diagnosing the disease in living patients and in particular, the need for a simple, accurate and convenient test that could detect a biochemical change early in patients with Alzheimer’s disease. We believe our AlzheimAlert™ product provides such a test.

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

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for BPH, using novel compounds. Our lead candidate NX-1207 successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. We cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

We believe, there is a significant need for an effective treatment for BPH. More than half of men in their sixties and as many as 90% of men in their seventies and eighties have the symptoms or signs of BPH according to the 2010 AUA Guideline on the Management of Benign Prostatic Hyperplasia, American Urological Association. Symptoms include more frequent urination (especially at night), difficulty urinating, incomplete emptying of the bladder and sometimes complete inability to urinate. More serious cases may require surgical intervention to reduce the size of the prostate. There is a need for a simple, effective treatment for BPH, particularly in cases where existing drug treatments have proven to be ineffective and where more intrusive procedures such as surgery may be inadvisable or bring unacceptable risks.

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

In February 2009, the Corporation reported concluding a positive and productive EOP2 meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program.

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (“Licensed Territories”). After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization activities of NX-1207 in the licensed territories.

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

NX-1207 for Prostate Cancer

We are also developing NX-1207 as a focal treatment for certain types of cancer. In March 2012, we initiated a Phase 2 U.S. clinical trial to evaluate the Corporation’s NX-1207 drug for the treatment of low grade localized prostate cancer in accordance with an Investigational New Drug (“IND”) application filed with the FDA and specific direction and guidance provided by the FDA in pre-IND meetings. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication.

Preclinical Studies of NX-1207 for Hepatocellular Carcinoma

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

Research and Development of New Products

New Therapeutics for Alzheimer’s Disease

Nymox has a number of proprietary drug development programs aimed at treatments for Alzheimer's disease and other indications including research on. NTP and its role in the extensive brain cell loss associated with AD and another program based on spherons, which Nymox researchers regard as a source of senile plaques, the characteristic abnormality found in abundance in the brains of patients with AD and widely believed to play a major role in the cause and course of the illness.

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

Such drug candidates will require regulatory approval in order to begin clinical studies for humans, but there is no guarantee that any of these drug candidates will ever be approved for marketing as a treatment for Alzheimer’s disease. Drug candidates that look promising in early studies in the laboratory or with animals often prove on further testing to be unsafe, ineffective or impractical to use with human patients. The cost of bringing a drug candidate through the necessary clinical t rial and regulatory approvals is very high and may require us to seek substantial financing through various sources including the issuing of more stock, the borrowing of funds secured by financial instruments such as bonds or agreements with major pharmaceutical companies. We risk not being able to secure such funding in the necessary amounts or on sufficiently favorable terms.

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

Manufacturing Arrangements

Our NicAlert™ and TobacAlert™ products kits are currently partly manufactured through out-sourcing arrangements with contract manufacturers. To date, we have not experienced any significant interruptions in the manufacture of these products and the cost of the manufacturing services has not been volatile. The manufacturing services supplied by our current contract manufacturer are not unique or unduly complicated and other contract manufacturers are available to provide similar services in the event that our current contract manufacturer fails to meet our needs.

Property and Equipment

Nymox Pharmaceutical Corporation lease office and research facilities in St. Laurent, Quebec, Canada that comprise 11,210 square feet of leased space. The lease agreement expires on August 31, 2015. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires October 31, 2016. Nymox Pharmaceutical Corporation and its two US subsidiaries Nymox Corporation and Serex, Inc. own equipment used in research and development work. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

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

The requirements for a premarket approval application are analogous to those for the approval of a new drug and include four categories of information: indications for use, device description and manufacturing methods, alternative practices and procedures for the diagnosis of the disease and clinical and nonclinical studies. The requirements for a 510(k) application a re generally less onerous but still include indications for use, safety and effectiveness data as well as manufacturing and quality assurance data and information. There can be no assurance that the AlzheimAlert™ test or any other medical device that we may develop in the future will obtain the necessary approvals within a specified time framework, if ever. In addition, the FDA may impose certain postmarketing requirements that may significantly increase the regulatory costs associated with our product. The FDA has recourse to a wide range of administrative sanctions and civil and criminal penalties in order to enforce the applicable laws, rules and regulations.

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

Our lead candidate is NX-1207, a treatment for BPH and for low grade localized prostate cancer. We cannot predict with any certainty the outcome of future trials, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

The Corporation has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications in the U.S. and other countries around the world. Nymox has twenty-four U.S. patents issued or allowed and a corresponding larger number of patents and patent applications worldwide. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. The earliest expiry date for our current issued patents is June 2014 and the rest range from 2014 through 2028.

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

Neither Nymox nor Serex are currently involved in litigation over patent and other intellectual property rights but significant litigation over these matters in the pharmaceutical and biotechnology industry is not uncommon. The validity and extent of patent rights can be very difficult to determine and involve complex legal, factual and scientific questions. Important legal issues about patent protection in the field of biotechnology have not been resolved. Patent litigation is costly and time-consuming and can consume substantial resources. An adverse decision can preclude the marketing of a product, expose us to significant liabilities or require us to obtain third party licenses, which may not be available at commercially reasonabl e prices.

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years. The revenue in 2014, 2013 and 2012 include recognition of revenue related to the upfront payment of €10 million (U.S. $13.1 million) received from Recordati in December 2010.

Revenues:	Canada	United States	Europe & Other
2014	$ 6,845	$ 290,061	$ 2,652,603
2013	$ 5,104	$ 365,277	$ 2,988,629
2012	$ 17,780	$ 353,397	$ 2,701,410

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

We market NicAlert™ and TobacAlert™, our two products which determine a person’s level of exposure to tobacco products. These products are also certified with a CE Mark, making the devices eligible for sale in the European Union.

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

We have under development our novel proprietary drug candidate, NX-1207, for the treatment of BPH and we are also developing NX-1207 for the treatment of low-grade localized prostate cancer.

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

As announced in November 2014, top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization activities of NX-1207 in the licensed territories. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication.

We also have the rights to a U.S. patent for the use of statin drugs for the treatment or prevention of Alzheimer’s disease.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2014, we had an accumulated deficit of $100.0 million, and our total liabilities exceeded our total assets. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

All figures are presented in U.S. dollars, unless otherwise stated.

History of Capital Funding

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. However, since 1997, a small portion of our funding also comes from sales. In addition, Nymox received an upfront payment of $13,088,000 through a license and collaboration agreement with Recordati in 2010. Since its incorporation in May 1995, Nymox raised the capital necessary to fund its on-going research and development work and its marketing and sales operations primarily through private placements of its shares. In December 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum.

On December 1, 1997, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999.

On January 27 2003, we entered into a Common Stock Private Purchase Agreement with an investment corporation, Lorros-Greyse, for the future issuance and purchase of Nymox’s common shares.

Under the terms of this agreement, we may give notice to Lorros-Greyse requiring it to purchase a specified dollar amount of our shares. The amount specified in any one notice may be up to $1,000,000 but not less than $100,000. The maximum amount can be higher if both parties agree. The number of shares Nymox will issue to Lorros-Greyse in return for that money will be equal to the amount specified in the notice divided by 97% of the average market price of our common shares for the five trading days preceding the giving of the notice. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. As at the date hereof, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed. In prior years the Corporation typically has renewed the Common Stock Private Purchase Agreement approximately one year prior to its scheduled expiry date.

Under the agreement dated November 1, 2012; we received a total of $6,000,000 during 2013.

In November, 2013, we signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse was committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2013, subject to the same terms and conditions as before. Under this agreement, which became effective December 3, 2013, we received a total of $5,450,000 for the following shares under this Common Stock Private Purchase Agreement:

  December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share.

  January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share.

  February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share.

  February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share.

  March 25, 2014, 65,408 common shares were issued at a price of $5.35 per share.

  April 11, 2014, 28,468 common shares were issued at a price of $5.27 per share.

  April 25, 2014, 29,487 common shares were issued at a price of $5.09 per share.

  May 7, 2014, 63,573 common shares were issued at a price of $4.72 per share.

  May 16, 2014, 59,595 common shares were issued at a price of $5.03 per share.

  May 28, 2014, 29,132 common shares were issued at a price of $5.15 per share.

  June 10, 2014, 31,062 common shares were issued at a price of $4.83 per share.

  June 23, 2014, 31,302 common shares were issued at a price of $4.79 per share.

  July 3, 2014, 21,501 common shares were issued at a price of $4.65 per share.

  July 8, 2014, 52,312 common shares were issued at a price of $4.78 per share.

  July 24, 2014, 31,672 common shares were issued at a price of $4.74 per share.

  August 5, 2014, 31,179 common shares were issued at a price of $4.81 per share.

  August 8, 2014, 60,926 common shares were issued at a price of $4.92 per share.

  August 27, 2014, 60,048 common shares were issued at a price of $5.00 per share.

  September 9, 2014, 61,703 common shares were issued at a price of $4.86 per share.

  September 15, 2014, 31,049 common shares were issued at a price of $4.83 per share.

  September 30, 2014, 37,406 common shares were issued at a price of $4.01 per share.

  October 9, 2014, 33,791 common shares were issued at a price of $4.44 per share.

  October 24, 2014, 50,040 common shares were issued at a price of $5.00 per share.

  November 12, 2014, 138,889 common shares were issued at a price of $0.72 per share.

Twenty-four drawings were made under the November 2013 Common Stock Private Purchase Agreement, for total proceeds of $5,450,000.

As of March 31, 2015, Nymox had $9.55 million of financing available under the November 2013 Common Stock Private Purchase Agreement, subject to adhering to the general covenants included therein.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of three years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that the interest are paid on these notes. The notes are convertible by the holder at any time into common shares of the Corporation at a conversion price of $0.533 per share.

As part of its business plan, the Corporation anticipates the need to raise capital to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the Purchaser does not purchase the Corporation`s common shares as provided for under the existing Common Stock Private Purchase Agreement, or if the agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

Also, the Corporation has received total proceeds of approximately $1.09 million from the exercise of 383,400 options since 1995. In 2014, no option were exercised (2013 – 1,000; 2012 – 8,000). An additional 100,514 shares have also been issued relating to options under “cashless exercises” since 1995.

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

In total, Nymox has raised over $81,6 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have contractual obligations under long-term lease commitments for our premises in Canada of $20,571 per month until August 2015 and in the United States of $9,007 per month until October 2016 and contractual obligations under the 6% secured convertible notes. Corporation’s contractual obligations are summarized in the Management’s Discussion and Analysis below.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2014, 2013 and 2012. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 31, 2015. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 for BPH in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization efforts for NX-1207 in the licensed territories. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its common shares. Since 2003, the Corporation has relied on the Common Stock Private Purchase Agreement (the ‘Agreement’) (referred to in note 12 (a) to the Consolidated Financial Statements), private placements and other types of financings collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Under the Common Stock Private Purchase Agreement, the Corporation must adhere to general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the required financing pursuant to the Agreement. As of the date of the financial statements, the Corporation has not received any communication from the counterparty in the Agreement that it will not honor the Corporation`s future draw-

down notices under the Agreement or that it intends to terminate the Agreement. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to this Agreement.

Management believes that current cash balances as at December 31, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the Agreement, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

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

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Certain Of Our Therapeutic Products May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines And Our Development of NX-1207 Has Been Delayed Due to Negative Results In Phase III Clinical Trials

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We Will Require Additional Funding to Continue as a Going Concern

  Our Ability to Draw on the Common Stock Private Purchase Agreement, Which Expires in November 2015, is Dependent on Adhering to General Covenants

  We Have Identified a Material Weakness in our Internal Control over Financial Reporting. Although We Expect to Make Every Effort to Address this Material Weakness, We May Find that We are Unable to Remediate this Deficiency in our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in our Company and Affect the Value of our Common Stock.

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

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Have Become Involved in Securities Class Action Litigation That is Expected to Divert Management’s Attention and Could Harm our Business

  The Issuance of New Shares May Dilute Nymox’s Stock

  If We Fail to Regain Compliance With the Requirements for Continued Listing on The NASDAQ Stock Market, Our Common Shares Could be Delisted from Trading on the NASDAQ Stock Market, Which Would Adversely Affect the Liquidity of Our Common Shares and Our Ability to Raise Additional Capital

  We Face Potential Losses Due to Foreign Currency Exchange Risks

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

The going concern basis of presentation

The Consolidated Financial Statements have been prepared under the going concern assumption. Refer to ‘Corporate Profile’ and note 1 to the consolidated financial statements for a detailed discussion of this matter.

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

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized for upfront payments received.

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

Contingent liabilities

Subsequent to the press release dated November 2, 2014 referred to in the ‘Corporate Profile’ section, a plaintiff is seeking certification of a class action suit against the Corporation and an officer of the Corporation. Refer to note 13 to the Consolidated Financial Statements. Assessing the recognition of contingent liabilities requires judgement in evaluating whether it is probable that economic benefits will be required to settle the matters subject to litigation.

Compound financial instruments

Compound financial instruments issued by the Corporation comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The model used to measure the fair value of the liability component comprises estimation uncertainty in determining the interest rate applicable to a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Results of Operations

Selected Annual Information	2014	2013	2012
Total revenues	$2,949,509	$3,359,010	$3,072,587
Net loss	$(4,594,093)	$(4,908,603)	$(7,627,589)
Loss per share (basic & diluted)	$(0.13)	$(0.14)	$(0.23)
Total assets	$1,422,566	$966,385	$1,754,179
Non-current financial liabilities	$1,118,831	$400,000	$400,000

Quarterly Results	Q4 – 2014	Q3 – 2014	Q2 – 2014	Q1 – 2014
Total revenues	$729,136	$735,529	$752,280	$732,564
Net loss	$(492,799)	$(688,206)	$(820,272)	$(2,592,816)
Loss per share (basic & diluted)	$(0.02)	$(0.02)	$(0.02)	$(0.07)
	Q4 – 2013	Q3 – 2013	Q2 – 2013	Q1 – 2013
Total revenues	$937,490	$743,288	$839,586	$838,646
Net loss	$(1,316,921)	$(1,020,387)	$(1,477,389)	$(1,093,906)
Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)

The revenues in 2014, 2013 and 2012 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The net loss during the first quarter of 2014 includes a stock compensation charge in the amount of $1,420,185 which explains the increase in net losses for that quarter compared to other quarters presented.

Results of Operations – 2014 compared to 2013

Net losses were $492,799, or $0.02 per share, for the quarter, and $4,594,093, or $0.13 per share, for the year ended December 31, 2014, compared to $1,316,921, or $0.04 per share, for the quarter, and $4,908,603, or $0.14 per share, for the year ended December 31, 2013. Net loss includes stock compensation charges of $1,579,914 in 2014 and $ 307,326 in 2013. The decrease in net loss for the twelve months ended December 31, 2014 compared to the same period in 2013 is primarily due to decreases of $1,223,142 in net research and development expenditures, and $95,439 in marketing expenses, net of increases of $1,061,315 in general and administrative expenses, $85,874 in finance costs and a non-recurring gain on settlement of agreement of $189,575 in 2014. The decrease in net losses for the quarter ended December 31, 2014 compared to same period in 2013 is mainly due to a decrease of $942,219 in research and development, an increase of $72,358 in finance costs and a non-recurring gain on settlement of agreement of $189,575 in 2014, net of a decrease of $54,458 in research tax credits. The weighted average number of common shares outstanding for the year ended December 31, 2014 was 35,253,879 compared to 34,147,666 for the same period in 2013.

Revenues

For the quarter and year ended December 31, 2014, amounts of $654,400 and $2,617,600 respectively, were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At December 31, 2014, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $2,508,533 (2013 -$5,126,133). Refer to ‘Subsequent Events’.

Revenues from sales of goods amounted to $74,736 for the quarter and $331,909 for the year ended December 31, 2014, compared with $283,090 for the quarter and $741,410 for the year ended December 31, 2013. The decrease for the year ended December 31, 2014 compared to the same period in 2013 is primarily due to the non-recurrence in 2014 of the sale of goods of $333,249 for the year ended December 31, 2013 under our licensing agreement with Recordati. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $738,989 for the quarter and $4,761,557 for the year ended December 31, 2014, compared with $1,681,208 for the quarter and $6,274,903 for the year ended December 31, 2013. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation charges of $1,119 for the quarter and $631,217 for the year ended December 31, 2014 and $2,611 for the quarter and $12,679 for the year ended December 31, 2013. On November 2, 2014, the Corporation announced that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. The decrease in expenses for the quarter ended December 31, 2014 is mainly attributable to a reduction of $672,924 in clinical trial expenditures and a decrease of $140,517 in salaries and payroll related expenses. For the year ended December 31, 2014, a decrease of $1,696,384 in clinical trial expenditures, a decrease of $165,543 in professional fees and a decrease of $184,431 in other expenditures combined with an increase of $618,538 in stock compensation charges and a decrease of $85,527 in salaries and payroll related expenses explained the reduction of expenses compared to the same period in 2013. In 2014, research tax credits amounted to $264,827 compared to $555,031 in 2013. The decrease of $290,204 in 2014 is mainly attributable by the receipt, in 2013, of amounts totaling $194,695 which were realized but related to prior years, as well as less activities due to the fact that the U.S. BPH 12 month trials were completed in November 2014 and a reduction, in June 2014, of the research tax credit rate from 37.5% to 30.0%. The Corporation expects that research and development expenditures will decrease as a result of the Corporation’s U.S. BPH trial activity reduction, pending the evaluation of the data. Because of the early stage of development and the uncertainty related to the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use as further described in the section entitled “Risk Factors”. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $63,963 for the quarter and $186,616 for the year ended December 31, 2014 compared with $44,356 for the quarter and $282,055 for the year ended December 31, 2013. Marketing expenses for the quarter were relatively stable. The decrease in expenses for the year ended December 2014 is attributable to stock compensation charges recorded in the second quarter of 2013 which amounted to $123,700 compared to nil for the same period in 2014.The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $614,075 for the quarter and $2,817,201 for the year ended December 31, 2014, compared with $401,038 for the quarter and $1,755,886 for the year ended December 31, 2013. General and administrative expenditures also include stock compensation charges of $948,697 for the year ended December 31, 2014 and $170,947 in the comparative period in 2013. The increase of $1,061,315 in expenses for the year ended December 31, 2014 is primarily attributable to an increase of $777,750 in stock compensation charges, an increase of $73,247 in salaries and payroll related expenses, other charges of $121,000 related to operational changes, an increase of $61,839 in professional fees and a decrease of $68,818 in investor relations compared to the same period in 2013. The increase of $213,037 for the quarter ended December 31, 2014 is mainly attributable to an increase of $98,143 in professional fees, other charges of $121,000 related to operational changes offset by a decrease of $62,984 in investor relations compared to 2013. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs - Foreign Exchange

Finance costs were $79,343 for the quarter and $ 112,922 for the year ended December 31, 2014, compared with $3,141 and $27,048 for the year ended December 31, 2013. The increase of $85,874 for the year ended December 31, 2014 is primarily due to financial costs of $71,009 incurred in connection with a bridge loan that was repaid before year-end and $26,148 in accretion of liabilities incurred in connection with the departure of the former Chief Financial Officer. The increase of $72,358 for the quarter ended December 31, 2014 is mainly attributable to the finance costs of $71,009 incurred in connection with a bridge loan that was repaid before year-end.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 56% of 2014 expenses (2013 - 59%; 2012 - 57%) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014, 2013 or 2012.

Gain on settlement

This gain relates to the settlement agreement for the departure of the former Chief Financial Officer. Refer to note 8 to the Consolidated Financial Statements.

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

For the three months and year ended December 31, 2013, amounts of $654,400 and $2,617,600 respectively were recognized as revenue relating to the upfront payment received from Recordati in December 2010, compared to $654,400 and $2,617,600 respectively for the three months and year ended December 31, 2012. At December 31, 2013, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $5,126,133 (2012 -$7,743,733).

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

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$362,730	$272,658	$90,072	$0
Insurance premium installments	$61,406	$61,406	$0	$0
Operating leases	$28,102	$16,262	$11,840	$0
Convertible notes	$1,070,000	$0	$1,070,000	$0
Interest and fees on convertible notes	$249,667	$85,600	$164,067	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,771,905	$435,926	$1,335,979	$0

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

Contingent liabilities

On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and CEO of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effe ct. On March 10, 2015, we were served with a class-action lawsuit. The Corporation believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in these financial statements for this matter.

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. On December 3, 2014, the Corporation and the other director signed an agreement and settled the claim out of court.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2014, 2013 and 2012 other than those disclosed for key management personnel to note 21 of the Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of December 31, 2014, cash and receivables including tax credits totalled $1,307,501 compared with $876,489 at December 31, 2013. A decrease of $168,680 in accounts receivable is primarily due to the non-recurrence in 2014 of the sales of goods of $144,623 during the fourth quarter of 2013, under our licensing agreement with Recordati. An increase of $254,324 in tax credits receivable represents the amount earned for the year ended December 31, 2014. The increase of $336,749 in cash is due to the difference in the drawing amounts received under our Common Stock Private Purchase Agreement as well as funds received from the issuance of convertible notes and private placement, and the timing differences in payments of our expenditures. In November 2013, the Corporation signed a Common Stock Private Purchase Agreement, whereby Lorros-Greyse Investments, Ltd. (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 3, 2013. As at December 31, 2014, twenty-four drawings were made under the Common Stock Private Purchase Agreement, for total proceeds of $5,450,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share. On March 25, 2014, 65,408 common shares were issued at a price of $5.35 per share. On April 11, 2014, 28,468 common shares were issued at a price of $5.27 per share. On April 25, 2014, 29,487 common shares were issued at a price of $5.09 per share. On May 7, 2014, 63,573 common shares were issued at a price of $4.72 per share. On May 16, 2014, 59,595 common shares were issued at a price of $5.03 per share. On May 28, 2014, 29,132 common shares were issued at a price of $5.15 per share. On June 10, 2014, 31,062 common shares were issued at a price of $4.83 per share. On June 23, 2014, 31,302 common shares were issued at a price of $4.79 per share. On July 3, 2014, 21,501 common shares were issued at a price of $4.65 per share. On July 8, 2014, 52,312 common shares were issued at a price of $4.78 per share. On July 24, 2014, 31,672 common shares were issued at a price of $4.74 per share. On August 5, 2014, 31,179 common shares were issued at a price of $4.81 per share. On August 8, 2014, 60,926 common shares were issued at a price of $4.92 per share. On August 27, 2014, 60,048 common shares were issued at a price of $5.00 per share. On September 9, 2014, 61,703 common shares were issued at a price of $4.86 per share. On September 15, 2014, 31,049 common shares were issued at a price of $4.83 per share. On September 30, 2014, 37,406 common shares were issued at a price of $4.01 per share. On October 9, 2014, 33,791 common shares were issued at a price of $4.44 per share. On October 24, 2014, 50,040 common shares were issued at a price of $5.00 per share. On November 12, 2014, 138,889 common shares were issued at a price of $0.72 per share. Since November 12, 2014, the Corporation has not executed any new drawing amounts under the Common Stock Private Purchase Agreement. At March 31, 2015, the Corporation can require the Purchaser to purchase up to $9,550,000 of common shares over the remaining term of the Agreement subject to the conditions therein. As at the date of this MD&A, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed. In prior years the Corporation typically has renewed the Common Stock Private Purchase Agreement approximately one year prior to its scheduled expiry date.

The Corporation believes its current cash balance as at December 31, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year. The Corporation cannot assure you that it will be able to secure additional financing on favorable terms or at all.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH, announced by the Corporation on November 2, 2014, materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. The Corporation’s ability to raise capital through the Common Stock Private Purchase Agreement is subject to the Corporation complying with general covenants in the Agreement in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. On November 2, 2014, the Corporation announced that the Corporation’s Phase 3 trials of its investigational drug product, NX-1207, for the treatment of benign prostatic hyperplasia (BPH), NX02-0017 and NX02-0018, had failed to meet their primary endpoints. On November 3, 2014, the Corporation’s stock price fell from its previous close of $5.14 to a closing price of $0.93 equaling, an 82% decline. As of March 31, 2015, the Corporation has not received any communications from the Purchaser that it will not honor the Corporation’s future drawdown notices under the agreement or that it intends to terminate the agreement. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to the agreement. The Corporation has not executed any new drawing amounts since that date.

If the Purchaser does not purchase the Corporation`s common shares as provided for under the agreement, or if the agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that the interest are paid on these notes. The notes are convertible by the holder at any time into common shares of the Corporation at a conversion price of $0.533 per share.

On January 23, 2015, the Corporation completed a $200,000 private placement financing. A total of 383,058 units were issued at an average price of $0.52 per share and on March 12, 2015, the Corporation completed a $200,000 private placement financing. A total of 500,000 units were issued at an average price of $0.40 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2014, we had an accumulated deficit of $100,039,579, and we have negative cash flows from operations. Excluding the non-cash deferred revenue amount, the Corporation’s working capital deficiency is $580,375 at December 31, 2014. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has taken steps to reduce expenditures going forward in the short term by staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. Management is exploring other options, including the securing of additional sources of financing. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Consolidated Financial Statements for the year ended December 31, 2014, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Consolidated Financial Statements for the year ended December 31, 2014, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including thos e associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 (a) - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2014, Lorros-Greyse has always complied with the drawdowns made pursuant to the agreement. The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. As at the date of the MD&A, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9 of the Consolidated Financial Statements). On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placement financing for a total of $400,000 (see note 23(a) of the Consolidated Financial Statements).

As part of its business plan, the Corporation anticipates the need to raise financing to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the Purchaser does not purchase the Corporation`s common shares as provided for under the existing Common Stock Private Purchase Agreement, or if the agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

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

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules. On December 16, 2014, the Corporation was notified, by the Nasdaq Listing Qualifications department, that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days.

However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to regain compliance, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares.

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

Approximately 56% of expenses that occurred during the year ended December 31, 2014 (2013 - 59%; 2012 - 57%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014, 2013 or 2012.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2014	December 31, 2013
Cash	$5,840	$128,117
Trade accounts receivable and other receivables	$55,239	$41,477
Trade accounts payable and accrued liabilities	$(595,411)	$(272,011)
	$(534,332)	$(102,417)

The following exchange rates were applied for the years ended December 31, 2014, 2013 and 2012:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2014	1.1047	1.1601
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2014 by less than $31,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $12,959 (December 31, 2013 - $181,639), all of which were aged under 45 days. Two customers (December 31, 2013 - three customers) accounted for 86.8% (December 31, 2013 – 95.6%) of the trade receivables balance at December 31, 2014, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2014, nor for the year ended December 31, 2013.

At December 31, 2014, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible notes bear interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes. An account payable of $20,201 (CA$23,435) bears interest at 12.99%. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2014, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in Capital Disclosures above. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company and the issuance of convertible notes, as described in Liquidity and Capital Resources above.

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2014	$1,976,145	$1,976,145	–
December 31, 2013	$1,498,622	$1,498,622	–
Convertible notes (1) :
December 31, 2014	$718,831	–	$1,070,000
December 31, 2013	–	–	–

(1) Before financing costs

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

If purchases of the Corporation`s common shares as provided for under the Common Share Purchase Agreement are not made in a timely fashion or at all, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its liquidity.

The Corporation’s ability to raise capital through the Common Share Purchase Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding throug h the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

Outstanding Share Data

As at March 31, 2015, there were 36,755,503 common shares of Nymox issued and outstanding, as well as, 5,104,500 share options are outstanding, of which 5,042,000 are currently vested. There are 548,529 warrants outstanding. In addition, the convertible notes are convertible into 2,007,504 common shares.

Subsequent Events

In December 2014, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in January 2015. A total of 383,058 Units were issued at an average price of $0.52 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization efforts for NX-1207 in the licensed territories. Consequently, in the first quarter of 2015, the Corporation will recognize, as revenue, the amount of $2,508,533 which represents the remaining deferred revenue as of December 31, 2014.

In February 2015, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in March 2015. A total of 500,000 Units were issued at an average price of $0.40 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of December 31, 2014 because of the material weakness in our internal control over financial reporting that is described below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weakness, the Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2014 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP has issued its report dated March 26, 2015, which expressed an unqualified opinion on those Consolidated Financial Statements

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act and National Instrument 52-109) was not effective as of December 31, 2014 due to the material weakness described below.

Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2014 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”), and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the annual consolidated financial statements will not be prevented or detected on a timely basis.

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

Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements, has issued an adverse opinion on the effectiveness of our internal control over financial reporting as at December 31, 2014, which is included herein.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation does not currently intend to hire additional finance personnel or engage external experts until the size and operations warrant such additional resources.

The remediation efforts expected to be implemented include the following:

i)	Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel.

ii)

Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

Changes in Internal Controls Over Financial Reporting

Other than the material weakness described above, there have been no changes since December 31, 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New accounting standards and interpretations:

Adopted during the period:

On January 1, 2014, the Corporation adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Corporation’s consolidated financial statements.

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

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

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

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

  access financing under the Common Stock Private Purchase Agreement;

  successfully defend pending and/or unforeseeable future litigation;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  overcome recent negative results from its clinical trials;

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

Research and Development, Patents and Licenses

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the Corporation or licensed to the Corporation through exclusive licensing agreements of patent rights. Over the last three financial years, the Corporation’s major research and development activities were primarily focused on our drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Corporation`s areas are the followings:

  Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH) and prostate cancer. We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo-controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of BPH, and are presently in Phase 3. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. In March 2012, Nymox started a Phase 2 U.S. clinical trial to evaluate the company’s NX-1207 drug for the treatment of low grade localized prostate cancer with positive results reported in 2014. We cannot predict with any certainty the outcome of any future trials nor estimate the costs of completing such trials, given the inherent uncertainties in conducting clinical trials, including as yet unknown response rates to our treatment candidate, unforeseeable safety issues, patient enrollment rates, manufacturing costs, and regulatory requirements. Given the inherent uncertainties with any Phase 3 clinical trial, we cannot provide a more precise estimate of the costs and timing of the completion of this project. These uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, our ability to scale up manufacture in accordance with cGMP and in sufficient quantities for commercial use, and whether or when the FDA will ultimately grant us such approval.

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

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

	Year ended Dec 31, 2014	Year ended Dec 31, 2013	Year ended Dec 31, 2012
Alzheimer’s Disease: Diagnostics	$39,311	$33,667	$41,688
Alzheimer’s Disease: Therapeutics	$13,966	$4,686	$8,562
Anti-Infectives	$7,103	$4,692	$9,787
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	$3,783,158	$5,650,931	$6,511,143
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	$15,326	$4,113	$14,859
Total	$3,858,864	$5,698,089	$6,586,039

For the earlier periods from 1995 to 1998, the Corporation did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 2001, the general research expenses related primarily to the development of diagnostic products and therapeutic candidates for Alzheimer’s disease. From 2002 to 2004, expenses related primarily to R&D in the areas of Alzheimer’s disease and in BPH. Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows: 2011: $6,602,148; 2010: $4,551,719; 2009: $3,043,219; 2008: $2,388,911; 2007: $3,468,273; 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $60,180,611.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 64, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 51, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Paul F. McDonald, 89, has been a director since June 8, 2006. A graduate in law of McGill University, he has had a long and varied career as a member of the Canadian investment industry. Mr. McDonald was previously Vice-President of the Montreal Exchange, and he was principal owner and president of a stock exchange firm. His principal focus has been in the financing and development of growth companies in the high-tech and resources sectors, and he has had numerous appointments to corporate boards. He has devoted much time to committee work in the investment sector, as well as to public affairs, including a lengthy tenure as a director of the Quebec Industrial Development Corporation. Mr. McDonald currently works as a private consultant.

Professor David Morse, Ph.D., 58, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Roger Guy, M.D., 64, has been a director since June 8, 2006. He received his B.Sc., M.Sc. and M.D degrees from Memorial University of Newfoundland. He is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business experience. He resigned from the Board of Directors on December 15, 2014.

Jack Gemmell, 63, has been a Director since June, 2001 and is Nymox’s General Counsel and Chief Information Officer. He graduated from the Faculty of Law at the University of Toronto in 1977 and was called to the bar in 1979. He practiced in private practice primarily in the area of litigation for over 19 years before joining Nymox in July, 1998. He ceased being an Executive Officer of the Corporation on November 20, 2014. He resigned from the Board of Directors on November 25, 2014.

Andre Monette, 57, is our new Secretary-Treasurer and Chief Financial Officer since January 24, 2014. He received his B.B.A. from the “Ecole des Hautes Etudes Commerciales” of Montreal in 1979. He is a Chartered Professional Accountant and a Chartered Financial Analyst. Prior to January 2014, he provided consulting services in financial reporting. He has served for 17 years as an executive in the securities industry.

Brian Doyle, B.Sc., M.B.A., 60, has been Senior Manager Global Sales and Marketing since May 2003. He received his B.Sc. in Microbiology and Immunology from McGill University, in 1979. He worked in the Experimental Surgery department at McGill in cancer research, before completing his MBA at Concordia University, in 1983. He has wide sales, marketing and merchandising experience and spent 15 years at a technical sales representative firm, where he was National Sales Manager before joining Nymox. He ceased being an Executive Officer of the Corporation on November 21, 2014.

Roy M. Wolvin, 60, has been Secretary-Treasurer and Chief Financial Officer from September 1995 to January 22, 2014. Prior to September 1995, Mr. Wolvin was Account Manager, private business, for a Canadian chartered bank. Mr. Wolvin holds a degree in Economics from the University of Western Ontario. He ceased being an Executive Officer of the Corporation on January 22, 2014.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2014 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2014 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

During the financial year ended December 31, 2014, the Chief Executive Officer received an option grant totaling 500,000 options and the Chief Financial Officer received an option grant totaling 100,000 options. No executive officer received any other share-based awards, or any bonuses or other non-equity incentive compensation. The Corporation does not have a share-based incentive plan, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ending December 31, 2014 were Dr. Roger Guy, Paul McDonald, Dr. David Morse and Randall Lanham, Esq.. Dr. Roger Guy resigned on December 15, 2014.

The Corporation’s current compensation policy for its executive officers, including the Chief Executive Officer and the Named Executive Officers, emphasizes the granting of options over base salary as a means of attracting, motivating and retaining talented individuals. Such a policy is believed to better further the Corporation’s business goals by allocating more financi al resources to the Corporation’s ongoing product development programs. Given the current stage of the Corporation’s development, the Corporation has not established and does not use formal benchmarks, performance goals, review processes or other qualitative or quantitative criteria or targets relating to the performance of the Corporation or the individual in order to determine compensation. The Corporation does not have a non-equity incentive plan or a policy of annually granting performance bonuses or salary increases to its executive officers.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ended on December 31, 2014 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2014 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

Name and principal position	Year	Salary	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation		Pension value	All Other Compensation	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Dr. Paul Averback CEO and President	2014	$290,000*[6]		500,000					$290,000
André Monette CFO	2014	$128,071*[7]		100,000					$128,071
Roy Wolvin CFO[1]	2014	$10,564*						$185,068[5]	$195,632
Brian Doyle Global Sales Manager[2]	2014	$128,333*						$65,696[4]	$194,029
Jack Gemmell General Counsel, CIO[3]	2014	$162,122*							$162,122

*Salaries are payable in Canadian dollars, but expressed above in US$.
1 Mr. Wolvin ceased being an Executive Officer on January 22, 2014.

2Brian Doyle ceased being an Executive Officer on November 21, 2014.

3Jack Gemmell ceased being an Executive Officer on November 20, 2014.

4 Includes commissions and severance payment paid in Canadian dollars, but expressed above in US$.

5 Amounts paid under option settlement agreement in Canadian dollars, but expressed above in US$.

6 $48,333 expected to be paid in 2015

7 $10,775 paid in 2015

Outstanding Incentive Plan Awards as of December 31, 2014: Named Executive Officers

Name	Option-based Awards
	Number of securities underlying unexercised options				Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options
	Total	Unvested	Vested	Option exercise price
Dr. Paul Averback	3,000,000		3,000,000	$3.00	08/24/16	$0
	500,000		500,000	$7.08	01/24/21	$0
	500,000		500,000	$6.51	10/15/22	$0
	500,000		500,000	$5.88	01/09/24	$0
André Monette	100,000		62,500	$6.47	01/23/24	$0
Jack Gemmell[2,3]	210,000		210,000	$3.00	08/24/16	$0
	50,000		50,000	$3.30	01/23/19	$0
	25,000		25,000	$3.40	05/03/20	$0
	170,000		170,000	$7.08	01/24/21	$0
Brian Doyle[1,3]	30,000		30,000	$3.00	08/24/16	$0
	100,000		100,000	$7.08	01/24/21	$0
	50,000		50,000	$4.76	04/29/23	$0

1Brian Doyle ceased being an Executive Officer on November 21, 2014.

2Jack Gemmell ceased being an Executive Officer on November 20 2014.

3The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

Name	Year	Fees Earned	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Paul McDonald	2014	$29,000		10,000				$29,000
Randall Lanham, Esq.	2014	$15,500		10,000				$15,500
Roger Guy, MD1	2014	$15,500		10,000				$15,500
David Morse, Ph.D.	2014	$13,500		10,000				$13,500

1Dr. Roger Guy resigned on December 15, 2014.

Outstanding Incentive Plan Awards as of December 31, 2014: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options
Paul McDonald	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0
	10,000	$4.83	07/09/19	$0
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$0
	10,000	$5.15	08/14/24	$0
Randall Lanham, Esq.	10,000	$2.74	07/17/16	$0
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0
	10,000	$4.83	07/09/19	$0
	10,000	$2.90	07/16/20	$0
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$0
	10,000	$5.15	08/14/24	$0
Roger Guy, MD1	10,000	$2.74	07/17/16	$0
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0
	10,000	$4.83	07/09/19	$0
	10,000	$2.90	07/16/20	$0
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$0
	10,000	$5.15	08/14/24	$0
David Morse, Ph.D.	10,000	$2.74	07/17/16	$0
	10,000	$5.95	08/23/17	$0
	10,000	$3.61	07/16/18	$0
	10,000	$4.83	07/09/19	$0
	10,000	$2.90	07/16/20	$0
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
	10,000	$5.83	07/16/23	$0
	10,000	$5.15	08/14/24	$0

1Dr. Roger Guy resigned on December 15, 2014. The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

During the period from 2000 to 2014, the salaries of Named Executive Officers increased from $465,805US (2000) to $746,828US (2014), an increase of 3.4% per annum over that fifteen year period, or 58.3% in total. During the same period, the Corporation’s stock price has decreased approximately 79%.

Share Ownership

As of March 31, 2015, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares	Percentage of Common
	Owned and	Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	10,931,448	29.7%
Paul Averback, M.D., Trustee	607,031[1]	1.7%
Paul McDonald	0	*
David Morse, Ph.D.	396	*
Andre Monette	48,000	*

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

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Paul McDonald; the other members are Randall Lanham, Esq. and Dr. Roger Guy. Since January 5, 2015, Dr. David Morse replaced Dr. Roger Guy. The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders. The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditor reports directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

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

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee was, until his resignation on December 15, 2014, Dr. Roger Guy; the other members are Randall Lanham, Esq., Dr. David Morse and Paul McDonald. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option plan.

The Corporate Governance Committee consists of the independent directors of the Board. The Chairman of the Committee is Randall Lanham, Esq.; the other members are Paul McDonald and Dr. David Morse. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

Employees

In addition to the employees in its St. Laurent and Hasbrouck Heights offices, Nymox carries out its work with the assistance of an extensive group of research collaborators, out-sourced manufacturing teams, research suppliers, research institutions, service providers and research consultants. To help carrying out its marketing, Nymox has independent medical representatives detailing its products.

In its St. Laurent and Hasbrouck Heights offices, until November 2014, the Corporation employed on the average twenty four persons with twenty in research and development and four in administration and marketing. As at December 31, 2014, the Corporation employed eight persons; for the year 2013, the Corporation employed on the average twenty four persons with twenty in research and development and four in administration and marketing; for the year 2012, the Corporation employed on the average twenty persons (sixteen in research and development and four in administration and marketing).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of March 31, 2015, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

	Number of Common Shares	Percent of Class of
Name of Shareholder	owned by Shareholder	Common Shares
Dr. Paul Averback	10,931,448	29.7%
All directors and officers as a group	11,586,875	31.5%

The above shareholders have the same voting rights as all other shareholders. The percent of class of common shares held by Dr. Paul Averback is 29.7% as of March 31, 2015 (32.7% as of March 14, 2014; 36.3% as of March 15, 2013).

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

According to information furnished to Nymox by the transfer agent for the common shares, as of January 13, 2015, total shares outstanding were 35,872,445; there were 166 holders of record of the common shares and 5,366 beneficial shareholders in total. Of these, 59 were holders of record of the common shares and 4,514 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 21,990,266 shares, representing approximately 61.30% of the outstanding shares of common stock.

Related Party Transactions

The Corporation did not have any related party transactions for the years ended December 31, 2014, 2013 and 2012.

Refer to Note 21 of the consolidated financial statements for key management personnel disclosures.

ITEM 8. FINANCIAL INFORMATION

In 2014, revenues of Nymox Pharmaceutical Corporation’s US subsidiaries were $290,061 and revenues of its Canadian Corporation were $2,659,448 (including Europe and other). We refer to Note 20 of the financial statements below.

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

Legal Proceedings

On November 24, 2014, Roy Sapir, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the CEO of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effect. On March 10, 2015, we were served with a class-action lawsuit. The Corporation believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in our financial statements for this legal proceedings.

In November 2011, two former directors of Nymox, who ceased to be directors in 2006, served Nymox with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking orders that they are entitled to exercise options to purchase a total of 125,000 shares of Nymox at a price of $4.33 U.S. or in the alternative damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. On December 3, 2014, the Corporation and the other director signed an agreement and settled the claim out of court.

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014

KPMG LLP	Telephone	(514) 840-2100

600 de Maisonneuve Blvd. West	Fax	(514) 840-2187

Suite 1500	Internet	www.kpmg.ca

Tour KPMG

Montréal (Québec) H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2014 and December 31, 2013 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the failure of two U.S. Phase 3 studies of NX-1207 materially affects Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Nymox Pharmaceutical Corporation’s ability to continue as a going concern.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 26, 2015 expressed an adverse opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

March 26, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP	Telephone	(514) 840-2100

600 de Maisonneuve Blvd. West	Fax	(514) 840-2187

Suite 1500	Internet	www.kpmg.ca

Tour KPMG

Montréal (Québec) H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Nymox Pharmaceutical Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on Nymox Pharmaceutical Corporation’s internal control over financial reporting based on our audit.

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
KPMG Canada provides services to KPMG LLP.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment being that Nymox Pharmaceutical Corporation did not employ a sufficient complement of finance and accounting personal to ensure that there was proper segregation of incompatible duties relating to certain processes, primarily impacting the expenditures/disbursements processes and information technology controls, and sufficient compensating controls did not exist in these areas.. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect our report dated March 26, 2015 which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Nymox Pharmaceutical Corporation has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the COSO.

March 26, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014

Financial Statements
	Consolidated Statements of Financial Position	61
	Consolidated Statements of Operations and Comprehensive Loss	62
	Consolidated Statements of Changes in Equity	63
	Consolidated Statements of Cash Flows	65
Notes to Consolidated Financial Statements
1.	Business activities and future operations	66
2.	Basis of preparation	67
3.	Significant accounting policies	69
4.	New accounting standards and interpretations	77
5.	Property and equipment	79
6.	Intangible assets	79
7.	Accounts payable and accrued liabilities	80
8.	Other liabilities	80
9.	Convertible notes	80
10.	Licensing revenues and deferred revenue	81
11.	Preferred shares of a subsidiary and non-controlling interest	82
12.	Share capital	82
13.	Commitments and contingencies	87
14.	Cost of sales	88
15.	Research tax credits and grants and income taxes	88
16.	Earnings per share	92
17.	Capital disclosures	92
18.	Financial risk management	93
19.	Financial instruments	96
20.	Segment disclosures	96
21.	Related parties	97
22.	Personnel expenses	97
23.	Subsequent events	98

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position
December 31, 2014 and 2013
(In US dollars)

	Note		2014	2013

Assets

Current assets:
Cash			$632,272	$295,523
Accounts receivable			12,959	181,639
Other receivables			47,616	38,997
Research tax credits receivable			614,654	360,330
Prepaid expenses			–	20,291
Inventories			88,269	39,688
Total current assets			1,395,770	936,468

Non-current assets:
Security deposit			17,396	17,396
Property and equipment	5		9,400	12,521
Total non-current assets			26,796	29,917

Total assets			$1,422,566	$966,385

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	7,8		$1,976,145	$1,498,622
Deferred revenue	10		2,508,533	2,617,600
Total current liabilities			4,484,678	4,116,222

Non-current liabilities :
Convertible notes	9		718,831	–
Deferred revenue	10		–	2,508,533
Preferred shares of a subsidiary	11		400,000	400,000
Total non-current liabilities			1,118,831	2,908,533

Equity:
Share capital	12		81,227,058	76,046,549
Share capital subscription	23	(a)	200,000	–
Warrants	9,12		29,532	–
Equity component of convertible notes	9		188,937	–
Additional paid-in capital			13,813,109	12,631,067
Deficit			(100,039,579)	(95,135,986)
Total equity attributable to the equity holders of the Corporation			(4,580,943)	(6,458,370)

Non-controlling interest	11		400,000	400,000
Total equity			(4,180,943)	(6,058,370)

Business activities and future operations	1
Commitments and contingencies	13
Subsequent events	23
Total liabilities and equity			$1,422,566	$966,385

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD	Director

/s/ Paul McDonald	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31, 2014, 2013 and 2012
(In US dollars)

	Note		2014	2013	2012

Revenues:
Sales of goods			$331,909	$741,410	$454,987
Licensing revenues:
Upfront payment	10		2,617,600	2,617,600	2,617,600
			2,949,509	3,359,010	3,072,587
Expenses:
Research and development	12	(c)	4,761,557	6,274,903	8,572,528
Less research tax credits	15	(a)	(264,827)	(555,031)	(289,766)
Net research and development			4,496,730	5,719,872	8,282,762

General and administrative	12	(c)	2,817,201	1,755,886	1,972,120
Marketing	12	(c)	186,616	282,055	158,431
Cost of sales	14		173,667	486,154	253,925
Total expenses			7,674,214	8,243,967	10,667,238

Results from operating activities			(4,724,705)	(4,884,957)	(7,594,651)

Net finance costs	19	(b)	(110,963)	(23,646)	(32,938)
Gain on settlement of agreement	8		189,575	–	–
Net loss before tax			(4,646,093)	(4,908,603)	(7,627,589)

Deferred tax recovery	15	(b)	52,000	–	–
Net loss and comprehensive loss attributable to the equity holders of the Corporation			$(4,594,093)	$(4,908,603)	$(7,627,589)

Basic and diluted loss per share	16		$(0.13)	$(0.14)	$(0.23)

Weighted average number of common shares outstanding	16		35,253,879	34,147,666	33,176,185

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity

Years ended December 31, 2014, 2013 and 2012
(In US dollars)

			Attributable to equity holders of the Corporation
								Equity
								component
					Share		Additional	of
			Share capital		capital		paid-in	convertible			Non-controlling	Total
	Note		Number	Dollars	subscription	Warrants	capital	notes	Deficit	Total	interest	equity

Balance, December 31, 2013			34,672,157	$76,046,549	$–	$–	$12,631,067	$–	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)

Transactions with owners, recorded directly in equity:
Issuance of share capital	12	(a)	1,142,059	5,150,000	–	–	–	–	–	5,150,000	–	5,150,000
Share capital subscription	23	(a)	–	–	200,000	–	–	–	–	200,000	–	200,000
Share issue costs			–	–	–		–	–	(257,500)	(257,500)	–	(257,500)
Options settled	8		–	–	–	–	(397,872)	–	–	(397,872)	–	(397,872)
Shares issued in settlement of financial charges and debt issuance			58,229	30,509	–	–	–	–	–	30,509	-	30,509
Warrants issued in connection with issuance of convertible notes			–	–	–	29,532	–	–	–	29,532	–	29,532
Equity component of convertible notes			–	–	–	–	–	188,937	–	188,937	–	188,937
Deferred tax on convertible
Notes charged to equity	15	(b)	–	–	–	–	–	–	(52,000)	(52,000)	–	(52,000)
Stock-based compensation	12	(c)	–	–	–	–	1,579,914	–	–	1,579,914	–	1,579,914
Total contributions by owners			1,200,288	5,180,509	200,000	29,532	1,182,042	188,937	(309,500)	6,471,520	–	6,471,520

Net loss and comprehensive loss			–	–	–	–	–	–	(4,594,093)	(4,594,093)	–	(4,594,093)
Balance, December 31, 2014			35,872,445	$81,227,058	$200,000	$29,532	$13,813,109	$188,937	$(100,039,579)	$(4,580,943)	$400,000	$(4,180,943)

Balance, December 31, 2012			33,572,442	$69,705,389	$–	$–	$12,362,281	$–	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Transactions with owners, recorded directly in equity:
Issuance of share capital	12	(a)	1,068,760	6,300,000	–	–	–	–	–	6,300,000	–	6,300,000
Exercise of stock options and option surrender agreement			–	–	–	–	–	–	–	–	–	–
Cash	12	(b)	30,955	2,620	–	–	–	–	–	2,620	–	2,620
Ascribed value			–	38,540	–	–	(38,540)	–	–	–	–	–
Share issue costs			–	–	–	–	–	–	(315,000)	(315,000)	–	(315,000)
Stock-based compensation	12	(c)	–	–	–	–	307,326	–	–	307,326	–	307,326
Total contributions by owners			1,099,715	6,341,160	–	–	268,786	–	(315,000)	6,294,946	–	6,294,946

Net loss and comprehensive loss			–	–	–	–	–	–	(4,908,603)	(4,908,603)	–	(4,908,603)
Balance, December 31, 2013			34,672,157	$76,046,549	$–	$–	$12,631,067	$–	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity, Continued

Years ended December 31, 2014, 2013 and 2012
(In US dollars)

			Attributable to equity holders of the Corporation
								Equity
								component
							Additional	of
			Share capital		Share capital		paid-in	convertible			Non-controlling	Total
	Note		Number	Dollars	subscription	Warrants	capital	debt	Deficit	Total	interest	equity

Balance, December 31, 2011			32,993,302	$66,062,961	$–	$–	$10,445,524	$–	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Transactions with owners, recorded directly in equity:
Issuance of share capital	12	(a)	558,620	3,575,000	–	–	–	–	–	3,575,000	–	3,575,000
Exercise of stock options and option surrender agreement			–	–	–	–	–	–	–	–	–	–
Cash	12	(b)	20,520	22,100	–	–	–	–	–	22,100	–	22,100
Ascribed value			–	45,328	–	–	(45,328)	–	–	–	–	–
Share issue costs			–	–	–	–	–	–	(178,750)	(178,750)	–	(178,750)
Stock-based compensation	12	(c)	–	–	–	–	1,962,085	–	–	1,962,085	–	1,962,085
Total contributions by owners			579,140	3,642,428	–	–	1,916,757	–	(178,750)	5,380,435	–	5,380,435

Net loss and comprehensive loss			–	–	–	–	–	–	(7,627,589)	(7,627,589)	–	(7,627,589)

Balance, December 31, 2012			33,572,442	$69,705,389	$–	$–	$12,362,281	$–	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014
(In US dollars)

	Note	2014	2013	2012

Cash flows used in operating activities:
Net loss		$(4,594,093)	$(4,908,603)	$(7,627,589)
Adjustments for:
Depreciation of property and equipment	5	6,649	9,102	10,413
Stock-based compensation	12(c)	1,579,914	307,326	1,962,085
Net finance costs		110,963	–	–
Gain on settlement of agreement	8	(189,575)	–	–
Deferred tax recovery		(52,000)	–	–
Changes in non-cash operating balances:
Accounts receivable and other receivables		160,061	(135,735)	65,837
Research tax credits receivable		(254,324)	171,868	(289,767)
Prepaid expenses		20,291	11,697	(31,988)
Inventories		(48,581)	2,815	(18,883)
Accounts payable and accrued liabilities		434,423	443,463	243,667
Deferred revenue		(2,617,600)	(2,617,600)	(2,617,600)
Finance costs paid		(71,607)	–	–
		(5,515,479)	(6,715,667)	(8,303,825)
Cash flows from (used in) financing activities:
Proceeds from issuance of share capital	12(a)	5,150,000	6,300,000	3,575,000
Proceeds from share capital subscription	23(a)	200,000	–	–
Share issue costs		(257,500)	(315,000)	(178,750)
Proceeds from issuance of convertible notes	9	1,070,000	–	–
Debt issuance costs	9	(125,700)	–	–
Payments under option settlement agreements	8	(181,044)	–	–
Proceeds from exercise of stock options		–	2,620	22,100
		5,855,756	5,987,620	3,418,350
Cash flows used in investing activities:
Additions to property and equipment		(3,528)	(6,505)	(3,371)
Net increase (decrease) in cash		336,749	(734,552)	(4,888,846)

Cash, beginning of year		295,523	1,030,075	5,918,921

Cash, end of year		$632,272	$295,523	$1,030,075

Supplemental cash flow information:

Non-cash transactions:
(a) Shares and warrants issued in connection with convertible note		$36,532	$–	$–
(b) Shares issued in settlement of financial charges		23,509	–	–
(c) Amount unpaid and included at year-end in accrued liabilities under amended option settlement agreement		43,100	–	–
(d) Deferred tax liability on convertible notes charged to equity		52,000	–	–

See accompanying notes to consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

1.	Business activities and future operations:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at 9900 Cavendish Boulevard, Saint-Laurent, Québec. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement (the “Agreement”) referred to in note 12 (a). The Corporation depends on this financing, private placements and other types of financing as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities.

The Corporation is listed on the Nasdaq Stock Market. On December 16, 2014, the Corporation was notified by the Nasdaq Listing Qualifications department that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to do so, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares.

On November 2, 2014, the Corporation issued a press release announcing that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. As a result, the Corporation’s U.S. BPH development program has been put on hold, pending further evaluation of the data. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes. In addition, on February 12, 2015, Recordati S.p.A. announced its decision to prematurely interrupt the European clinical trials for NX-1207 for BPH in light of the Corporation’s announcement of the results of the U.S. trials (see notes 10 and 23(b)). The NX-1207 program for low grade localized prostate cancer continues. The Corporation announced positive top line results for its Phase 2 study of NX-1207 for localized prostate cancer in April 2014.

The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Under the Common Stock Private Purchase Agreement, the Corporation must adhere to general covenants

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

1.	Business activities and future operations (continued):

in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the needed financing pursuant to the agreement. As of the date of the financial statements, the Corporation has not received any communication from the purchaser that it will not honor the Corporation`s future draw-down notices under the Agreement or that it intends to terminate the Agreement. As of the date of the financial statements, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to this Agreement.

Management believes that current cash balances as at December 31, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the Agreement, or if the Agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

2.	Basis of preparation:

(a)	Statement of compliance:

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Corporation’s Board of Directors on March 26, 2015.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

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

The use of the going concern basis (note 1).

Licensing revenues and deferred revenue:

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, sale of goods, royalties and license fees. Management also uses judgment in estimating the service period over which revenue is recognized for upfront payments received (note 10).

Contingent liability:

Assessing the recognition of contingent liabilities requires judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 13).

(ii)	Estimation uncertainties

Convertible notes:

The model used to measure the fair value of the liability component comprises estimation uncertainty for the interest rate applicable to a similar liability that does not have an equity conversion option (note 9).

Stock options and warrants:

There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options and warrants (notes 12(b) and 12(d)).

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. Refer to note 4 which addresses accounting standards adopted during the year and issued but not yet effective.

(a)	Consolidation:

The consolidated financial statements of the Corporation include the accounts of its subsidiaries. Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

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

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable, accrued liabilities, convertible notes (excluding the conversion option) and redeemable preferred shares as “other financial liabilities”. The redeemable preferred shares are recorded at their redemption amount (see note 11).

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2014 and 2013, the Corporation held no assets or liabilities required to be measured at fair value.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(b)	Financial instruments (continued):

(ii)	Financial liabilities:

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

(iii)	Compound financial instruments:

Compound financial instruments issued by the Corporation comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of compound financial instrument is not remeasured subsequent to initial recognition.

(iv)	Share capital:

Common shares are classified as equity. Incremental costs attributable to the issuance of common shares are recognized as an increase to deficit.

(c)	Inventories:

Inventories consist primarily of finished goods held for sales and materials and are carried at the lower of first-in, first-out cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(d)	Property and equipment (continued):

(i)	Recognition and measurement (continued):

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(e)	Intangible assets (continued):

(ii)	Research and development expenditures (continued):

the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. At December 31, 2014 and December 31, 2013, no development expenditures have been capitalized.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(f)	Impairment (continued):

(ii)	Non-financial assets (continued):

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(g)	Revenue recognition (continued):

(ii)	Milestone payments:

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

Foreign exchange loss and gain are reported on a net basis, within finance costs or finance income.

(i)	Research tax credits:

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

These research tax credits are recognized as a reduction of research and development expenditures in the period in which they become receivable, provided that there is reasonable assurance that they will be received.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(j)	Stock-based compensation:

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

Share based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

(k)	Employee benefits:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(m)	Income taxes (continued):

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

(o)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

3.	Significant accounting policies (continued):

(o)	Provisions (continued):

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

4.	New accounting standards and interpretations:

Adopted during the period:

On January 1, 2014, the Corporation adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Corporation’s consolidated financial statements.

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

4.	New accounting standards and interpretations (continued):

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

5.	Property and equipment:

			Office
			equipment
	Laboratory	Computer	and
	equipment	equipment	fixtures	Total

Cost:
Balance at December 31, 2012	$418,427	$29,226	$101,236	$548,889
Additions	–	3,721	2,784	6,505
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$418,427	$29,554	$102,188	$550,169

Balance at December 31, 2013	$418,427	$29,554	$102,188	$550,169
Additions	–	3,528	–	3,528
Disposals	–	(1,418)	(75)	(1,493)

Balance at December 31, 2014	$418,427	$31,664	$102,113	$552,204

Accumulated depreciation:
Balance at December 31, 2012	$414,562	$24,745	$94,464	$533,771
Depreciation for the year	1,482	4,580	3,040	9,102
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$416,044	$25,932	$95,672	$537,648

Balance at December 31, 2013	$416,044	$25,932	$95,672	$537,648
Depreciation for the year	1,182	2,539	2,928	6,649
Disposals	–	(1,418)	(75)	(1,493)

Balance at December 31, 2014	$417,226	$27,053	$98,525	$542,804

Carrying amounts:
At December 31, 2012	3,865	4,481	6,772	15,118
At December 31, 2013	2,383	3,622	6,516	12,521
At December 31, 2014	1,201	4,611	3,588	9,400

The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

6.	Intangible assets:

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2014 and 2013, are still property of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

7.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2014	2013

Accounts payable	$1,484,335	$1,382,986
Accrued liabilities:
Payroll related liabilities	69,447	9,675
Other accrued liabilities	379,263	105,961
Other liabilities (note 8)	43,100	–

Total accounts payable and accrued liabilities	$1,976,145	$1,498,622

8.	Other liabilities:

On January 22, 2014, in connection with the departure of the former Chief Financial Officer, the Corporation entered into an agreement with him, whereby he was entitled to receive CA$500,000, payable in equal bimonthly installments until July 26, 2016, in exchange for cancelling all of his outstanding 240,000 stock options. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid-in capital of $397,872 (CA$441,589), the discounted value of the total consideration, was recorded during the first quarter of 2014. All future payments will reduce the accrued liability balance, net of the related accretion expense.

On December 15, 2014, the Corporation and the former Chief Financial Officer entered into an agreement to amend the term and the amounts payable under the initial agreement. Under the amended agreement, the Corporation will pay a total of $85,984 (CA$100,000), $42,992 (CA$50,000) payable within five business days of signing the new agreement, and $42,992 (CA$50,000) within thirty days of signing the new agreement, and there will be no further payments or obligations of any amounts from the Corporation.

At the time of the amended agreement, the accrued liability was $280,136 (CA$ 320,475). As a result, the difference between the carrying amount of the accrued current and non-current liability and the amended settlement amount was recognised as a gain in the amount of $189,575 (CA$220,475) on the consolidated statements of operations and comprehensive loss.

As at December 31, 2014, $43,100 (CA$50,000), remains to be paid under this agreement, and is included in “accrued liabilities” on the consolidated statements of financial position.

9.	Convertible notes:

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000, which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that interest is paid on these notes. The Corporation has agreed to grant a first lien on its assets to secure its obligations under the note. The notes are convertible at the holder’s option at any time into common shares of the Corporation at a conversion price of $0.533 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

9.	Convertible notes (continued):

The convertible note has been classified as a liability at its estimated fair value with the residual allocated to the conversation feature. As a result, the recorded liability for the convertible note is lower than its face value which is characterized as a debt discount. The conversion feature is classified as equity. The Corporation fair valued the debt component using a discounted cash flow model.

As of December 16, 2014, the closing date of the convertible note, the value of the debt component and the conversion option were as follows:

Balance at December 31, 2013	$–
Convertible notes issued for cash	1,070,000
Issuance costs paid in cash	(125,700)
Issuance costs paid in shares	(7,000)
Issuance costs paid through issuance of warrants	(29,532)
Total amount to be attributed at date of issuance	$907,768

Debt component	$718,831
Equity component	188,937
$907,768

In connection with the issuance of the convertible notes, the Corporation issued 107,000 warrants to the placement agent as part of the placement fee. The warrants are classified as equity as they meet the criteria for such classification. See note 12(d).

Using the effective interest rate method and the 23.57% rate implicit in the calculation, the difference of $351,169 between the amount attributed to the debt component and the face value of the convertible note, characterized as the debt discount, will be accreted to the fair value as a finance cost over the term of the convertible notes.

Any time after December 16, 2014, the Corporation may, with 30 days written notice, prepay the amounts due without premium or penalty including all outstanding interest accumulated to the date of prepayment, when the following conditions are met: if the per share closing sale price is at least 200% of the conversion price for twenty (20) consecutive trading days prior to the date of the prepayment notice, and the average daily volume of the Corporation’s common stock for the fifty (50) trading days prior to the date of the prepayment notice is a minimum of 100,000 shares per day. In addition, the Corporation may only prepay the amounts due if the Corporation has filed a registration statement with the Securities and Exchange Commission and such registration statement is then effective for the registration of all shares into which the notes may be converted.

10.	Licensing revenues and deferred revenue:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

10.	Licensing revenues and deferred revenue (continued):

Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), in December 2010. The agreement provides for further payments to be made upon regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period of five years, of which approximately one year remains at December 31, 2014. This period may be modified in the future based on additional information that may be received by the Corporation. In 2014, an amount of $2,617,600 (2013 - $2,617,600; 2012 - $2,617,600) was recognized as revenue related to this upfront payment. As at December 31, 2014, the deferred revenue related to this transaction amounted to $2,508,533 (2013 - $5,126,133).

On February 12, 2015, Recordati S.p.A. announced their decision to prematurely interrupt the European clinical trial before having reached the expected target of 340 patients (see note 23b)). As at this date, the Corporation determined that the estimated service period for recognizing the upfront payment received in December 2010 concluded effective February 12, 2015. Consequently, in the first quarter of 2015, the Corporation will recognize, as revenue, the amount of $2,508,533 which represents the remaining deferred revenue as of December 31, 2014.

11.	Preferred shares of a subsidiary and non-controlling interest:

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

12.	Share capital:

	2014	2013

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	35,872,445	34,672,157
Dollars	$81,227,058	$76,046,549

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement:

In November 2013, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. See note 1.

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

In 2014, the Corporation issued 1,142,059 (2013 - 1,068,760; 2012 – 558,620) common shares to the Purchaser for aggregate proceeds of $5,150,000 (2013 - $6,300,000; 2012 - $3,575,000) under the agreements. All issued shares were fully paid. At December 31, 2014, the Corporation can require the Purchaser to purchase up to $9,550,000 of common shares over the remaining 10 months of the agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at December 31, 2014, 1,670,500 options could still be granted by the Corporation (2013 -2,070,500; 2012 – 1,559,500).

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(b)	Stock options (continued):

	Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding,
December 31, 2011	5,378,500	$3.73	5.22

Exercised	(8,000)	2.76
Granted	590,000	6.66
Surrendered	(20,000)	2.89

Outstanding,
December 31, 2012	5,940,500	$4.03	4.74

Exercised	(1,000)	2.62
Granted	90,000	5.24
Expired	(550,000)	3.07
Surrendered	(50,000)	2.83

Outstanding,
December 31, 2013	5,429,500	$4.16	4.24

Granted	640,000	5.93
Settled (note 8)	(240,000)	3.36

Outstanding,
December 31, 2014	5,829,500	$4.39	3.92

Options exercisable	5,767,000	$4.36	3.89

The weighted average share price at the date of exercise for stock options exercised in 2013 was $7.62 (2012 - $7.03).

In 2014, a total of 240,000 options were settled in consideration of $397,872 ($CA 441,589) (note 8 –Other liabilities).

In 2014, no options were surrendered (i.e. a “cashless exercise”) to the Corporation (2013 – 50,000; 2012 – 20,000) in consideration for the issuance of nil common shares (2013 – 29,955; 2012 –12,520), whereby the option holders receive a number of shares equivalent in value to the net difference between the strike price on the option and the closing market price on the day before the date of the cashless exercise.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2014, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

125,000	125,000	2.82	June 9, 2016
30,000	30,000	2.74	July 17, 2016
3,242,500	3,242,500	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
40,000	40,000	4.83	July 9, 2019
25,000	25,000	3.40	May 3, 2020
30,000	30,000	2.90	July 16, 2020
770,000	770,000	7.08	January 24, 2021
75,000	70,000	6.27	March 16, 2021
40,000	40,000	9.10	July 16, 2021
50,000	30,000	8.04	April 1, 2018
40,000	40,000	6.88	July 16, 2022
500,000	500,000	6.51	October 15, 2022
50,000	50,000	4.76	April 28, 2023
40,000	40,000	5.83	July 16, 2023
500,000	500,000	5.88	January 9, 2024
100,000	62,500	6.47	January 24, 2024
40,000	40,000	5.15	August 14, 2024

5,829,500	5,767,000	$4.39

(c)	Stock-based compensation:

	2014	2013	2012

Stock options granted in 2006	$-	$-	$29,488
Stock options granted in 2011	5,967	12,679	46,242
Stock options granted in 2012	29,636	55,787	1,886,355
Stock options granted in 2013	-	238,860	-
Stock options granted in 2014	1,544,311	-	-

Total stock-based compensation expense recognized	$1,579,914	$307,326	$1,962,085

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2014	2013	2012

Stock-based compensation pertaining to general and administrative	$948,697	$170,947	$275,386

Stock-based compensation pertaining to marketing	-	123,700	389

Stock-based compensation pertaining to research and development	631,217	12,679	1,686,310

	$1,579,914	$307,326	$1,962,085

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the years ended December 31, 2014, 2013 and 2012 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2014	2013	2012

Share price	$5.93	$5.24	$6.66
Exercise price	5.93	5.24	6.66
Risk-free interest rate	1.18%	1.41%	1.36%
Expected volatility	53.96%	58.99%	58.67%
Expected option life in years	4	5	5
Expected dividend yield	-	-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2014 was $2.52 per option (2013 - $2.65 per option; 2012 - $3.37 per option).

Expected volatility was estimated considering historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

(d)	Warrants:

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 9, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

Warrants outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding,
December 31, 2011, 2012 and 2013	-	$-	-

Exercised	-	-	-
Granted	107,000	0.54	2.96
Expired	-	-	-
Cancelled	-	-	-

Outstanding,
December 31, 2014	107,000	$0.54	2.96

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

12.	Share capital (continued):

(d)	Warrants (continued):

The fair value of the services provided of $29,532 was estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions:

Date Granted	December 16, 2014
Share price	$0.41
Exercice price	$0.54
Risk-free interest rate	1.00%
Expected dividend yield	-%
Expected share price volatility	123%
Expected warrant life in years	3

Pricing models require the input of highly subjective assumptions including the expected share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s warrants.

13.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Less than one year	$288,920
Between one and five years	101,912
More than five years	-

$390,832

In July 2014 and November 2013, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2015 and October 31, 2016, respectively.

The current leases for the Canadian and U.S. operations run for one year and two years respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the year ended December 31, 2014, an amount of $364,723 was recognized as an expense in respect of operating leases (2013 - $367,812; 2012 - $370,440).

(b)	Contingencies:

On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the CEO of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

13.	Commitments and contingencies (continued):

(b)	Contingencies (continued):

before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effect. On March 10, 2015, the Corporation was served with a class-action lawsuit. The Corporation believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in these financial statements for this matter.

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. On December 3, 2014, the Corporation and the second director signed an agreement and settled the claim out of court.

14.	Cost of sales:

In 2014, expenses related to inventories recognized as cost of sales amounted to $46,504 (2013 -$322,270; 2012 - $85,075).

15.	Research tax credits and income taxes :

(a)	Research tax credits:

Unused federal research tax credits may be used to reduce future federal income tax payable, which are not recognized and expire as follows:

2018	$5,228
2019	8,504
2020	23,093
2021	23,483
2022	53,537
2023	69,362
2024	22,561
2025	29,084
2026	66,314
2027	73,235
2028	71,538
2029	96,957
2030	174,430
2031	244,789
2032	287,586
2033	241,067
2034	176,190
$1,666,958

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

15.	Research tax credits and income taxes (continued) :

(b)	Income taxes:

	2014	2013	2012
Current income tax expense for the year	$–	$–	$–

Recognition of previously unrecognized tax loss	–	–	–

Current income tax expense	–	–	–

Deferred tax expense:
Recognition of previously unrecognized tax loss	(52,000)	–	–
Origination and reversal of temporary differences	(816,670)	(1,317,839)	(1,620,431)
Change in unrecognized deductible temporary differences	816,670	1,317,839	1,620,431
Deferred tax expense (recovery)	(52,000)	–	–

Total income tax recovery	$(52,000)	$–	$–

Reconciliation of effective tax rate:
	2014	2013	2012
Net loss for the year, before income taxes	$(4,646,093)	$(4,908,603)	$(7,627,589)

Domestic tax rate applicable to the Corporation	26.9%	26.9%	26.9%
Income taxes at domestic tax statutory rate	(1,249,799)	(1,320,414)	(2,051,821)

Recognition of previously unrecognized tax loss	(52,000)	–	–

Change in unrecognized deductible temporary differences	816,670	1,317,839	1,620,431

Non-deductible expenses and other	433,129	2,575	431,390

Deferred tax recovery	$(52,000)	$–	$–

The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Corporation operates.

As at December 31, 2014, 2013 and 2012, deferred tax (assets) and liabilities recognized were as follows:

	2014	2013	2012

Convertible notes	$52,000	$–	$–
Tax loss carry forward	(52,000)	$–	$–

Deferred tax (assets) liabilities	$–	$–	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

15.	Research tax credits and income taxes (continued):

(b)	Income taxes (continued):

As at December 31, 2014, 2013 and 2012, deferred tax assets not recognized were as follows:

	2014	2013	2012
Deferred revenue	$674,795	$1,378,929	$2,083,064
Tax loss carry forward	15,551,835	14,293,352	12,493,652

Property and equipment and patents	2,027,751	2,012,128	1,950,980
Research and development expenditures	2,387,883	2,251,060	2,031,077
Share issue costs and financial costs	136,641	125,959	100,081
Unrecognized deferred tax assets	$20,778,905	$20,061,428	$18,658,854

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

15.	Research tax credits and income taxes (continued):

(b)	Income taxes (continued):

At December 31, 2014, the amounts and expiry dates of tax attributes for which no deferred tax assets were recognized are as follows:

	Federal	Provincial

Research and development expenditures, without time limitation	$6,679,777	$11,646,360

Losses carried forward:
2015	3,544,044	3,502,020
2026	3,807,913	3,700,607
2027	3,608,571	3,487,087
2028	2,750,121	2,750,121
2029	3,607,077	3,509,077
2031	7,385,581	7,368,724
2032	7,336,538	7,319,236
2033	6,653,591	6,636,788
2034	5,273,835	5,256,346
	43,967,271	43,530,006
Other deductible temporary differences:
Share issue costs and financial costs	507,960	507,960
Excess of tax value of intellectual property and patent fees over carrying value	7,266,343	7,266,602
Excess of tax value of property and equipment over carrying value	294,494	294,415
Deferred revenue	2,508,533	2,508,533

US losses carried forward:
2018		2,781,408
2019		1,077,985
2020		813,001
2021		664,129
2022		522,140
2023		564,484
2024		353,204
2025		264,237
2026		355,198
2027		372,942
2028		351,224
2029		86,251
2030		541,457
2031		479,755
2032		176,525
2033		121,051
2034		47,885
		$9,572,876

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

16.	Earnings per share:

Weighted average number of common shares outstanding:

	2014	2013	2012

Issued common shares at January 1	34,672,157	33,572,442	32,993,302

Effect of shares issued	581,722	575,224	182,883
Weighted average number of common shares outstanding at December 31	35,253,879	34,147,666	33,176,185

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options and warrants could potentially be dilutive in the future.

17.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). Since 2003 through to December 2014, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bears interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9). On January 23, 2015, the Corporation completed a $200,000 private placement financing (see note 23(a)).

As part of its business plan, the Corporation anticipates the need to raise financing to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

17.	Capital disclosures (continued):

If the Purchaser does not purchase the Corporation`s common shares as provided for under the existing Common Stock Private Purchase Agreement, or if the Agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

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

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules (see note 1).

18.	Financial risk management:

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

18.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

Approximately 56% of expenses that occurred during the year ended December 31, 2014 (2013 – 59%; 2012 – 57%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014, 2013 or 2012.

The following table provides significant items exposed to foreign exchange:

CA$	2014	2013

Cash	$5,840	$128,117
Trade accounts receivable and other receivables	55,239	41,477
Trade accounts payable and accrued liabilities	(595,411)	(272,011)

	$(534,332)	$(102,417)

The following exchange rates were applied for the years ended December 31, 2014, 2013 and 2012:

	Average rate (twelve months)	Reporting date rate

US$ - CA$ - December 31, 2014	1.1047	1.1601
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2014 by less than $31,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

18.	Financial risk management (continued):

(b)	Credit risk (continued):

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $12,959 (2013 - $181,639), all of which were aged under 45 days. Two customers (2013 - three customers) accounted for 86.8% (2013 - 95.6%) of the trade receivables balance at December 31, 2014, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the year ended December 31, 2014, December 31, 2013 or December 31, 2012.

At December 31, 2014, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible notes bear interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes. An account payable of $20,201 (CA$23,435) bears interest at 12.99%. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2014, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in Capital Disclosures above. Refer also to note 1. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 12 (a) - Common Stock Private Purchase Agreement and the issuance of convertible notes as described in note 9.

The following are the contractual maturities of financial liabilities:

	Carrying	Less than
	amount	1 year	1 year to 5 years

Trade accounts payable and accrued liabilities:
December 31, 2014	$1,976,145	$1,976,145	$–
December 31, 2013	$1,498,622	$1,498,622	$–

Convertible notes (1) :
December 31, 2014	$718,831	$–	$1,070,000
December 31, 2013	$–	$–	$–
(1) Before financing costs

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

19.	Financial instruments:

(a)	Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the convertible notes, determined using a discounted cash flow model for a similar liability that does not have an equity conversion option, have been determined to approximate the carrying amounts.

(b)	Finance income and finance costs:

	2014	2013	2012
Interest income	$361	$3,402	$6,180

Interest and bank charges	(15,765)	(8,853)	(10,635)
Financial costs	(71,009)	–	–
Accretion of the other liabilities	(26,148)	–	–
Net foreign exchange gain (loss)	1,598	(18,195)	(28,483)
Net finance costs	$(110,963)	$(23,646)	$(32,938)

Finance income	$1,959	$3,402	$6,180
Finance costs	(112,922)	(27,048)	(39,118)
Net finance costs	$(110,963)	$(23,646)	$(32,938)

Financial costs of $71,009 were incurred in connection with a bridge loan that was repaid before year-end.

20.	Segment disclosures:

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2014	$6,845	$290,061	$2,652,603
2013	5,104	365,277	2,988,629
2012	17,780	353,397	2,701,410

Property and equipment:
December 31, 2014	9,233	167	–
December 31, 2013	12,114	407	–

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

20.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

	2014	2013	2012
Customer A	$–	$333,249	$–
Customer B	134,393	119,325	129,803
Customer C	24,061	83,210	38,431
Customer D	43,282	46,625	35,468

One customer accounted for 100% of licensing revenues during 2014, 2013, 2012 (refer to note 10).

21.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 12 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2014	2013	2012

Salaries	$746,224	$793,552	$630,346
Short-term employee benefits	8,892	10,097	9,719
Stock-based compensation	1,544,311	238,860	1,808,628

	$2,299,427	$1,042,509	$2,448,693

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings are $73,500 for the year ended December 31, 2014 (2013 - $62,500; 2012 - $64,000).

22.	Personnel expenses:

	2014	2013	2012

Salaries	$2,018,354	$1,994,783	$2,019,020
Employer contributions	170,161	177,993	175,360
Short-term employee benefits	49,414	51,082	50,305
Stock-based compensation	1,466,038	123,700	1,689,380

	$3,703,967	$2,347,558	$3,934,065

The table above includes the compensation figures from the table in note 21.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2014 and 2013, and for each of the years in the three-year period ended
December 31, 2014
(In US dollars)

23.	Subsequent events:

(a)

In December 2014, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in January 2015. A total of 383,058 Units were issued at an average price of $0.52 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to $2.00 for a period 24 months following the subscription date.

(b)

On February 12, 2015, Recordati S.p.A. issued a news release in which they announced the following: “In view of the results, communicated by Nymox, of the US phase III clinical trials involving the use of NX-1207 in benign prostatic hyperplasia, which showed no significant improvement over placebo, and after profound evaluation over the last months, we decided to prematurely interrupt the European clinical trial before having reached the expected target of 340 patients.” See note 10.

(c)

In February 2015, the Corporation received aggregate proceeds of $200,000 under a private placement financing that was completed in March 2015. A total of 500,000 Units were issued at an average price of $0.40 per share. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to $2.00 for a period 24 months following the subscription date.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2010	$7.760	$2.640
2011	$9.890	$6.000
2012	$8.980	$6.000
2013	$8.190	$4.200
2014	$6.780	$0.330

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2013	1st Quarter	$7.650	$4.200
	2nd Quarter	$5.560	$4.390
	3rd Quarter	$8.190	$5.020
	4th Quarter	$7.900	$5.760

2014	1st Quarter	$6.780	$5.020
	2nd Quarter	$5.760	$4.400
	3rd Quarter	$5.750	$3.810
	4th Quarter	$5.550	$0.330

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2014	$5.550	$4.200
November, 2014	$1.030	$0.450
December, 2014	$0.590	$0.330
January, 2015	$0.470	$0.370
February, 2015	$0.640	$0.350
March, 2015 (up to and including March 24, 2015)	$0.920	$0.450

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

The Canada Business Corporations Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Corporation or of an affiliated corporation or to an associate of any such person for any purpose or to any person for th e purpose of or in connection with a purchase of a share issued or to be issued by the Corporation or its affiliates, where there are reasonable grounds for believing that the Corporation is or, after giving the guarantee, would be unable to pay its liabi lities as they become due, or the realizable value of the Corporation’s assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Corporation’s liabilities and stated capital of all classes.

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

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of th e common shares will be entitled to receive the remaining property and assets of the Corporation.

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

Limitations On Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Corporation, and the value of the assets of our Corporation were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2014 was CDN$354 million and in 2015 is CDN$369 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 31, 2015.

1.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000, which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that interest is paid on these notes. The Corporation has agreed to grant a first lien on its assets to secure its obligations under the note. The notes are convertible at the holder’s option at any time into common shares of the Corporation at a conversion price of $0.533 per share.

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

Dividends and gains on sale. Except as described below with respect to the “passive foreign investment corporation” rules, dividends paid by Nymox to a U.S. Holder, without reduction for Canadian withholding taxes, will be included in the gross income of such U.S. Holder, as a dividend, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. A dividend paid by Nymox generally will be taxed at the preferential tax rates applicable to long-term capital gains (where the maximum federal rate is currently 20%) if (a) Nymox is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares th at have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend). Nymox currently meets the definition of a QFC because its common shares are readily tradable on the Nasdaq Stock Market, an established securities market in the United States, provided that Nymox is not a “passive foreign investment corporation” (as described below) for the taxable year during which Nymox pays a dividend or for the preceding taxable year. If Nymox were to be delisted from the Nasdaq Stock Market, it is not clear whether Nymox would meet the definition of a QFC. If Nymox is not a QFC, a dividend paid by Nymox to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Nymox believes that it has not been a PFIC during any taxable year ending on or before December 31, 2014. There can be no assurance that Nymox will not be a PFIC during its current taxable year. Because PFIC classification cannot be determined until the close of a taxable year, is determined annually, and depends on the application of complex rules which are subject to differing interpretations, there can be no assurance that Nymox has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Nymox common stock. Nymox intends to notify its U.S. Holders within 45 days after the end of any taxable year for which Nymox believes it might be a PFIC. Nymox has further undertaken (i) to provide its U.S. Holders with timely and accurate information as to its status as a PFIC and the manner in which the QEF election can be made and (ii) to comply with all record-keeping, reporting and other requirements so that the U.S. Holders, at their option, may make a QEF election.

Each U.S. Person who owns, directly or indirectly, common shares of Nymox is urged to consult its own tax advisor with respect to the advantages and disadvantages of making a QEF election with respect to Nymox.

Information Reporting and Backup withholding. Information reporting to the IRS may be required with respect to payments of dividends on the Nymox common shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Nymox common shares. A U.S. Holder may be subject to backup withholding with respect to dividends received with respect to Nymox common shares, or proceeds received on the sale of Nymox common shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

Canadian Federal Income Taxation

The following summary describes the principal Canadian federal tax considerations generally applicable to a shareholder who holds as beneficial owner common shares of Nymox and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) holds the common shares of Nymox as capital property, (2) deals at arm’s length with Nymox , (3) is not affiliated with Nymox, and (4) has not entered into, with respect to their common shares of Nymox, a “derivative forward agreement” as that term is defined in the Tax Act (a “Holder”). Generally, the common shares of Nymox will be capital property to a Holder provided the Holder does not acquire or hold their common shares of Nymox in the course of carrying on a business or provided the Holder has not acquired their common shares of Nymox as part of an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all possible Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares of Nymox must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may b e affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Canadian Resident Holders

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem t o be capital property any common shares of Nymox (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose common shares of Nymox might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. This portion of the summary is not applicable to (i) a Holder that is a “specified financial institution” , (ii) a Holder an interest in which is a “tax shelter investment”, (iii) a Holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution” , or (iv) a Holder that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) a Holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of common shares of Nymox, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in proposed section 212.3 of the Tax Act , each as defined in the Tax Act. Such Holders should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the common shares of Nymox. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Nymox as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3 % under Part IV of the Tax Act on dividends received (or deemed to be received) on the common shares of Nymox to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dispositions

Generally, on a disposition or deemed disposition of a common share of Nymox, the Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the common share of Nymox immediately before the disposition or deemed disposition.

The adjusted cost base to the Resident Holder of a common share of Nymox will be determined by averaging the cost of such common share of Nymox with the adjusted cost base of all other common shares of Nymox owned by the Resident Holder as capital property at that time, if any.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a common share of Nymox may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on a common share of Nymox to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a common share of Nymox is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be,, resident in Canada and does not use or hold, and is not deemed to use or hold, common shares of Nymox in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a holder that is not resident in Canada that is an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited on the common shares of Nymox or deemed to be paid or credited on the common shares of Nymox will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. . For example, under the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends on the common shares of Nymox are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of common shares of Nymox, unless the common shares of Nymox are “taxable Canadian property” to the NonResident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the common shares of Nymox will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the common shares of Nymox are listed at that time on a designated stock exchange (which includes the NASDAQ), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Nymox, and (ii) more than 50% of the fair market value of the common shares of Nymox was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares of Nymox could be deemed to be taxable Canadian property NonResident Holders whose common shares of Nymox may constitute taxable Canadian property should consult their own tax advisors.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 (a) - Common Stock Private Purchase Agreement of the audited Consolidated Financial Statements). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2014, Lorros-Greyse has always complied with the drawdowns made pursuant to the agreement. The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. As at the date of the MD&A, the Common Stock Private Purchase Agreement, set to expire in November 2015, has not been renewed.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9 of the Consolidated Financial Statements). On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placement financings for total of $400,000 (see note 23(a) of the Consolidated Financial Statements).

As part of its business plan, the Corporation anticipates the need to raise financing to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the Purchaser does not purchase the Corporation`s common shares as provided for under the existing Common Stock Private Purchase Agreement, or if the agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the marke t price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

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
Other than the financing discussed above, the Corporation does not have arranged sources of financing.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules. On December 16, 2014, the Corporation was notified, by the Nasdaq Listing Qualifications department, that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days.

However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to regain compliance, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares.

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

Approximately 56% of expenses that occurred during the year ended December 31, 2014 (2013 - 59%; 2012 - 57%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014, 2013 or 2012.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2014	December 31, 2013
Cash	$5,840	$128,117
Trade accounts receivable and other receivables	$55,239	$41,477
Trade accounts payable and accrued liabilities	$(595,411)	$(272,011)
	$(534,332)	$(102,417)

The following exchange rates were applied for the years ended December 31, 2014, 2013 and 2012:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2014	1.1047	1.1601
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2014 by less than $31,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $12,959 (December 31, 2013 - $181,639), all of which were aged under 45 days. Two customers (December 31, 2013 - three customers) accounted for 86.8% (December 31, 2013 – 95.6%) of the trade receivables balance at December 31, 2014, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2014, nor for the year ended December 31, 2013.

At December 31, 2014, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible notes bear interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes. An account payable of $20,201 (CA$23,435) bears interest at 12.99%. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2014, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 17 - Capital disclosures. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 12 (a) - Common Stock Private Purchase Agreement and the issuance of a convertible notes as described in note 9 – Convertible notes of the Consolidated Financial Statements.

If purchases of the Corporation`s common shares as provided for under the Common Share Purchase Agreement are not made in a timely fashion or at all, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its liquidity.

The Corporation’s ability to raise capital through the Common Share Purchase Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2014	$1,976,145	$1,976,145	–
December 31, 2013	$1,498,622	$1,498,622	–

Convertible notes (1) :
December 31, 2014	$718,831	–	$1,070,000
December 31, 2013	–	–	–
(1) Before financing costs

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Corporation’s Chief Executive Officer, and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer, and the Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of December 31, 2014 because of the material weakness in our internal control over financial reporting that is described below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weakness, the Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2014 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP has issued its report dated March 26, 2015, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was not effective as of December 31, 2014 due to the material weakness described below.

Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2014 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements, were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the annual consolidated financial statements will not be prevented or detected on a timely basis.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk. See “Risk Factors”.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation does not currently intend to hire additional finance personnel or engage external experts until the size and operations warrant such additional resources.

The remediation efforts expected to be implemented include the following:

i)	Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel.
ii)

Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

(c) Attestation Report of the Registered Public Accounting Firm. KPMG’s adverse opinion on the effectiveness of the Corporation’s internal control over financial reporting is included with the financial statements which appear in this annual report.

(d) Changes in Internal Controls over Financial Reporting. Other than the material weakness described above, there have been no changes during the year ended December 31, 2014 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is KPMG LLP.

Fees and Services

For the years ended December 31, 2014 and 2013, KPMG LLP billed, for professional services, the following fees:

	2014	(CAN$)	2013
Audit Fees	214,000		240,000
Audit-Related Fees	10,000		10,000
Tax Fees	21,200		17,650
All Other Fees	0		0
Total	245,200	(CAN$)	267,650

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

All Other Fees – there were no other professional services rendered during the years ended December 31, 2014 and 2013.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Corporation is listed on the Nasdaq Stock Market. The Corporation complies with all the Nasdaq Stock Market corporate governance requirements.

On December 16, 2014, the Corporation was notified by the Nasdaq Listing Qualifications department that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to do so, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2012, 2013 and 2014 are included in Item 8 of this report and are incorporated by reference in this item.

ITEM 19.	EXHIBITS

The following exhibits are included with or incorporated by reference into this report:

Exhibit	Description
No.
1 (a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1 (b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4 (e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4 (j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4 (s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4 (t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4 (u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4 (v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4 (w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013. (incorporated by reference to Exhibit 4(w) to the Corporation’s 20-F Report filed with the Commission on March 14, 2014).
4 (x)	6% Secured Convertible Note between Nymox Pharmaceutical Corporation and Cantone Asset Management, LLC dated December 16, 2014. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12 (a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12 (b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13 (a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13 (b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

/s/ Paul Averback
Paul Averback,
Title: President and Chief Executive Officer
Date: March 31, 2015

EXHIBIT INDEX - NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit	Description
No.
1 (a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1 (b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4 (d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4 (e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4 (i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4 (j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4 (s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4 (t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4 (u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4 (v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4 (w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013. (incorporated by reference to Exhibit 4(w) to the Corporation’s 20-F Report filed with the Commission on March 14, 2014).
4 (x)	6% Secured Convertible Note between Nymox Pharmaceutical Corporation and Cantone Asset Management, LLC dated December 16, 2014. (filed herewith).
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12 (a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12 (b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13 (a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13 (b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.