Form 20-F
period 2015-12-31
NYMOX PHARMACEUTICAL CORP
filed 2016-03-31
CIK 1018735

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20–F

[   ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or
[ X ] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
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

Bahamas
(Jurisdiction of incorporation or organization)

Bay & Deveaux Streets
Nassau, The Bahamas
(Address of principal executive offices)

Contact person: Erik Danielsen
Tel. 800-936-9669, e-mail: edanielsen@nymox.com,fax: 514-332-2227
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

42,988,419 shares as of December 31, 2015

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

Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards [ X ]	Other [ ]
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

  overcome negative results from its clinical trials; and eventually obtain regulatory clearance for its products.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for 2015, 2014, 2013, 2012 and 2011. The financial statements have been audited by KPMG LLP, Montreal, Canada as of and for the years ended December 31, 2011, 2012, 2013, 2014 and audited by THAYERONEAL, Sugar Land, Texas, United States as of and for the year ended December 31, 2015 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2015	2014	2013	2012	2011
Current Assets	$691,436	$1,395,770	$936,468	$1,739,061	$6,335,710
Property & Equipment	$3,399	$9,400	$12,521	$15,118	$22,160
Total Assets	$712,231	$1,422,566	$966,385	$1,754,179	$6,375,266
Total Current Liabilities	$2,250,568	$4,484,678	$4,116,222	$3,672,759	$3,429,092
Convertible notes	$814,672	$718,831	$0	$0	$0
Share Capital	$84,954,211	$81,227,058	$76,046,549	$69,705,389	$66,062,961
Total Equity	$(2,753,009)	$(4,180,943)	$(6,058,370)	$(7,444,713)	$(5,197,559)
Sales	$252,732	$331,909	$741,410	$454,987	$496,215
Total Revenues (including sales)	$2,761,265	$2,949,509	$3,359,010	$3,072,587	$3,113,815
Research & Development Expenditures (1)	$8,649,510	$4,496.730	$5,719,872	$8,282,762	$8,974,171
Loss from operating activities	$17,660,304	$4,724,705	$4,884,957	$7,594,651	$9,625,327
Net Loss	$17,893,863	$4,594,093	$4,908,603	$7,627,589	$9,652,389
Loss per Share (basic & diluted)	$0.48	$0.13	$0.14	$0.23	$0.30
Weighted Avg. No. of Common Shares	37,402,598	35,253,879	34,147,666	33,176,185	32,711,431

(1)	We earn research tax credits by making qualifying research and development expenditures. These amounts shown are net of research tax credits and grants.

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

Our Clinical Trials for our Therapeutic Products in Development, Such as Fexapotide Triflutate (NX-1207), May Not Be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

Products requiring regulatory approval, such as Fexapotide Triflutate (NX-1207), will be approved for commercial sale only if governmental regulatory authorities are satisfied that our clinical trials are properly designed and conducted and that the results of those trials provide valid and acceptable evidence that the product is safe and effective for the conditions or diseases it is intended to treat. We do not know whether our already collected clinical trial results on a stand-alone basis and/or in combination with any future clinical trial results will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes and failure can occur at any stage of testing. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates. On November 2, 2014, following the completion of data verification and auditing procedures, top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation expects to continue its efforts to work on the development program.

Setbacks in our clinical trials or in our efforts to seek regulatory approval for NX-1207 or failure to obtain regulatory approval could cause the price of our shares to decline and adversely affect our business, operations, product development programs and financial condition. See “A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of Our Shares”.

Our Clinical Trials for Certain Of Our Therapeutic Products May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines And Our Development of Fexapotide Triflutate (NX-1207) for BPH Has Been Delayed Due To Negative Results In Phase III Clinical Trials.

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

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company's U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

A Setback in Any of Our Clinical Trials or Efforts to Obtain Regulatory Clearance for Our Products Would Likely Cause a Drop in the Price of Our Shares

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. On November 3, 2014 the Corporation’s stock fell approximately 82%, from $5.14 to $0.93.

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

In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (the “Licensed Territory”). Recordati did not complete any clinical trials for the NX-1207 in the Licensed Territory. After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization activities of NX-1207 in the licensed territories.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $4.6 million in 2014 and $17.9 million in 2015. As of December 31, 2015, Nymox’s accumulated deficit was approximately $118.0 million and we have negative cash flows from operations. As of December 31, 2015, we had negative working capital of $1,559,132.

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

We Will Require Additional Funding to Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2015 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $374,463 and a working capital deficiency of $1,559,132 as of December 31, 2015. Cash flows used in operations during 2015 were $3,752,842.

Management believes that current cash balances as at December 31, 2015 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access additional capital through private placements of its Common Stock and or other financing mechanisms over the next year.

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

We Have Identified Material Weaknesses in Our Internal Control Over Financial Reporting. Although We Expect to Make Every Effort to Address these Material Weaknesses, We May Find that We are Unable to Remediate these Deficiencies in Our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in Our Company and Affect the Value of Our Common Stock.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2015 and 2014, we and our independent registered public accounting firm identified material weaknesses in the design and operation of our internal control over financial reporting. These material weaknesses relate to (1) incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and related information technology general controls, and sufficient compensating controls did not exist and (ii) the lack of a sufficient complement of accounting personnel in 2015 to ensure that complex, non-routine accounting matters were properly addressed, which resulted in the restatement of the interim financial statements for the second quarter of 2015 to correct a material error in stock-based compensation expense. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis. We intend to address the material weaknesses in the immediate future with oversight from our Audit Committee of the Board of Directors. If we fail to effectively remediate the material weaknesses in our control environment we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address the material weaknesses, continued disclosure of a material weakness will be required in future filings with the SEC and the accuracy of our financial statements may be called into question, both of which would likely cause our reputation to be harmed and our stock price to decline.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH, a common disorder of older men. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Subsequent to the completion of the Phase 2 studies, the Corporation has reported positive results in several follow-up studies of BPH patients that participated in the Phase 2 studies. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company's U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible. Nevertheless, we cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive

Our treatments under development for enlarged prostate BPH face significant competition from existing products. There are at least nine drugs approved for treatment of BPH: five proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin

(Uroxatral®), silodosin (Rapaflo®), and tadalofil (Cialis®)), a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

The diagnostic testing industry is also highly competitive. The FDA has approved two radioactive diagnostic agents for Positron Emission Tomography (“PET”) imaging as an aid to the evaluation of patients with signs of Alzheimer’s disease: Amyvid® (florbetapir), marketed by Lilly, and Vizamyl® (flutemetamol), marketed by GE Healthcare. Other companies are also developing similar technologies. The introduction of other diagnostics products for tobacco product use that are cheaper, easier to perform, more accurate or otherwise more attractive to the physicians, health care payers or other potential customers would have a significant impact on the sales of our NicAlert™ or TobacAlert™ products.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic and diagnostic test products. The U.S. federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. In March 2010, the United States enacted health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and will continue through full implementation in 2016 and beyond. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer coverage for our products at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in consolidations and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. The Corporation issued convertible notes in the amount of $1,070,000 on December 16, 2014, convertible into 2,007,504 common shares of the Corporation at a conversion price of $0.533 per share that, if converted, will dilute our common stock. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 43,810,869 common shares of Nymox issued and outstanding as of March 30, 2016. A total of 548,529 warrants are outstanding, with exercise prices range from $0.54 to $2.00 and expiry dates range from January 2017 to December 2017. In addition, 6,519,500 share options are outstanding, of which 6,509,500 are currently vested. Expiry dates for Nymox options range from 1.5 years to 10.7 years (see note 12 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

If We Fail to Maintain Compliance with the Requirements for Continued Listing on The NASDAQ Stock Market, Our Common Shares Could be Delisted from Trading on the NASDAQ Stock Market, Which Would Adversely Affect the Liquidity of Our Common Shares and Our Ability to Raise Additional Capital.

Our common shares are currently listed for quotation on the NASDAQ Stock Market. We are required to meet specified financial requirements in order to maintain our listing on the NASDAQ Stock Market. On December 16, 2014, the Corporation was notified by the Nasdaq Listing Qualifications department that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to do so, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. The Company was notified on May 18, 2015 that it had successfully met the requirements for continued listing on the NASDAQ Stock market. However, failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares. Any potential delisting of our common shares from the NASDAQ Stock Market would make it more difficult for our shareholders to sell our shares in the public market and would likely result in decreased liquidity, limited availability of market quotations for common shares, limited availability of news and analyst coverage regarding our company, a decreased ability to issue additional securities and increased volatility in the price of our common shares. Further, if we were no longer listed on the NASDAQ Stock Market or any other U.S. exchange, our ability to raise additional capital could be impeded and thus have a material adverse effect on our business and operations.

We Face Potential Losses Due to Foreign Currency Exchange Risks

Nymox incurs certain expenses, principally relating to salaries and operating expenses at its Bahamian, U.S. and Canadian offices. Most of our expenses are derived in U.S. dollars. As a result, we are exposed to the risk of losses due to fluctuations primarily in the exchange rates between the U.S. dollar and the Canadian dollar. We protect ourselves against this risk by maintaining cash balances in both currencies. We do not currently engage in hedging activities. The Corporation may suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Nymox has never paid any dividends and does not expect to do so in the foreseeable future. We expect to retain any earnings or positive cash flow in order to finance and develop Nymox’s business.

ITEM 4. INFORMATION ON THE CORPORATION

History of the Corporation

Nymox Pharmaceutical Corporation was incorporated under the Canada Business Corporations Act in May, 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private Corporation which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer’s disease. In 2015, the Corporation changed domicile to The Bahamas. Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation conducts some research and development, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

Nymox’s offices are located at:

Nymox Pharmaceutical Corporation

Bay & Deveaux Sts., Nassau, The Bahamas
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
Nymox also has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. On March 24, 2015, the Corporation announced that it would hold a special shareholders meeting on April 15, 2015 in Montreal for a motion to transfer the Corporation’s head office from Montreal (Quebec) to the Bahamas. Over 94% of the shareholders agreed to move the Corporation Domicile from Canada to The Bahamas.

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

In July 2012, Nymox reported positive results from a study of long-term treatment outcomes for men who had received a single injection of NX-1207 2.5 mg for treatment for their BPH. The study analysis found that a statistically significant greater number of men who had received NX-1207 2.5 mg reported positive treatment outcomes as compared to men who had received a placebo. The study involved the latest blinded follow-up study data (an average of 57 months post-injection) from the completed clinical trials for these treatment groups. A positive treatment outcome was seen if the patient was not using other BPH medications and no surgical treatment (including MIST) for BPH was reported at any time during the post-injection follow-up period. The statistical analysis of blinded study data showed NX-1207 2.5 mg to have a lasting benefit in terms of positive treatment outcomes that was significantly superior to placebo.

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

In February 2009, the Corporation reported concluding a positive and productive EOP2 meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. At the time, the Corporation announced that it was is in the process of performing further data analysis and assessments of the two studies. The Company further announced that it expects to continue its efforts to work on the development program.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

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

NX-1207 for Prostate Cancer

We are also developing NX-1207 as a focal treatment for certain types of cancer. In March 2012, we initiated a Phase 2 U.S. clinical trial enrolling a total of 147 patients at 28 clinical centers across the U.S. to evaluate the Corporation’s NX-1207 drug for the treatment of low grade localized prostate cancer. The trial was initiated in accordance with an Investigational New Drug (“IND”) application filed with the FDA and specific direction and guidance provided by the FDA in pre-IND meetings. Initial positive results from this trial were reported in 2014.

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

Property and Equipment

Nymox Pharmaceutical Corporation lease office and research facilities in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space. A new lease was signed in August 2015 and expires in August 2016. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires October 31, 2016. Nymox Pharmaceutical Corporation and its two US subsidiaries Nymox Corporation and Serex, Inc. own equipment used in research and development work. Nymox believes that its facilities in Quebec and New Jersey are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

Governmental Regulation

All our products – approved and under development - are subject to extensive government regulation in the United States and in international markets. Any changes in any national or regional legislation could have an impact on our future ability to offer or market any pharmaceutical and/or diagnostic product and thus have a negative effect on our ability to obtain reimbursement from any health insurance programs and providers.

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

Optimization of Product Formulation

The activities in this stage of development involve consultations between us and investigators and scientific personnel. Preliminary selection of screening candidates to become product candidates for further development and further evaluation of drug efficacy is based on research based biochemical measurements. Extensive formulation work and in vitro testing are conducted for each of various selected screening candidates and/or product candidates.

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

In March 2010, the United States enacted sweeping health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and continued through full implementation in 2014. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. The long-term impact of legislative changes in terms of their efficiency, effectiveness and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect our ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to us.

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

The Corporation has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications in the U.S. and other countries around the world. Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents and patent applications cover much of our current product development and technologies, including new drug candidates, proprietary screening technologies for finding drugs, promising diagnostic markers, new diagnostic assay methods, methods of treating meat and other food products; and anti-infective agents. Our patents have varying expiration dates going out through 2028.

Nymox's subsidiary, Serex, has nine patents issued or allowed in the United States and a corresponding larger number of patents and patent applications worldwide. These patents and patent applications cover such areas as Serex's proprietary diagnostic technologies and methodologies

The Corporation has three issued U.S. patents covering NX-1207 that relate to the composition of the compound, its formulation and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product may be eligible for a patent term extension of up to five years, depending on the duration of the regulatory testing and review phases prior to FDA approval, as well as up to five years of data exclusivity protection. The Corporation has issued patents and pending patent applications relating to NX-1207 in other countries, including EU member states (Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain), Israel, Russia, China, Japan, South Korea, India, Indonesia, Australia, New Zealand, South Africa, Canada, Mexico and Brazil. The Corporation does not license any material patents related to NX-1207 from any third parties.

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years. The revenue in 2015, 2014 and 2013 include recognition of revenue related to the upfront payment of U.S. $13.1 million received from Recordati in December 2010.

Revenues:	Canada	United States	Europe & Other
2015	$8,125	$221,926	$2,531,214
2014	$6,845	$290,061	$2,652,603
2013	$5,104	$365,277	$2,988,629

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, Fexapotide Triflutate (NX-1207), for the treatment of BPH and the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

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

As announced in November 2014, top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox reported that the Company's U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the two studies. As a result of the clinical benefits observed in the long-term extension trials, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization activities of NX-1207 in the Licensed Territories.

A U.S. Phase 2 U.S. study (NX03-0040) of NX-1207 in low grade localized prostate cancer involving 147 men at 28 clinical centers across the United States was started in 2012. Initial positive clinical results from this trial were reported in 2014.

The Corporation is in the process of working towards definitive studies for this indication.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2015, we had an accumulated deficit of $118.0 million, and our total liabilities exceeded our total assets. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

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

On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999.

On January 27 2003, we entered into a Common Stock Private Purchase Agreement with an investment corporation, Lorros-Greyse, for the future issuance and purchase of Nymox’s common shares.

Under the terms of this agreement, Nymox gave notice to Lorros-Greyse requiring it to purchase a specified dollar amount of our shares. The amount specified in any one notice was a maximum of $1,000,000 and a minimum of $100,000. The maximum amount could have been higher if both parties agreed. The number of shares Nymox issued to Lorros-Greyse in return for that money was equal to the amount specified in the notice divided by 97% of the average market price of our common shares for the five trading days preceding the giving of the notice. The Corporation was subject to general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. The Corporation could have terminated the agreement before the 24-month term, if it had issued at least $8 million of common shares under the agreement. The Agreement expired in November 2015 and has not been renewed.

In November, 2013, we signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse was committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2013, subject to the same terms and conditions as before. Under this agreement, which became effective December 3, 2013, we received a total of $6,400,000 for the following shares under this Common Stock Private Purchase Agreement:

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

  April 28, 2015, 431,344 common shares were issued at a price of $1.39 per share.

  May 26, 2015, 217,122 common shares were issued at a price of $1.61 per share.

Twenty-six drawings were made under the November 2013 Common Stock Private Purchase Agreement, for total proceeds of $6,400,000.

The Common Stock Private Placement Agreement expired in November 2015 and was not renewed.

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

In total, Nymox has raised over $81.6 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have contractual obligations under long-term lease commitments for our premises in Canada of $4,580 per month until August 2016 and in the United States of $9,007 per month until October 2016 and contractual obligations under the 6% secured convertible notes. Corporation’s contractual obligations are summarized in the Management’s Discussion and Analysis below.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2015 and 2014. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 30, 2016. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its common shares. Recently, the Corporation has filed an F-3 Registration Statement made effective on August 4, 2015, as well as, private placements and other types of financings, collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations.

Management believes that current cash balances as at December 31, 2015 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing F-3 and/or other sources of capital in order to fund these operations and activities over the next year.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential products.

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

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We Will Require Additional Funding to Continue as a Going Concern

  We Have Identified a Material Weaknesses in our Internal Control over Financial Reporting.

  Although We Expect to Make Every Effort to Address these Material Weaknesses, We May Find that We are Unable to Remediate these Deficiencies in our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in our Company and Affect the Value of our Common Stock.

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

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  If We Fail to Remain in Compliance With the Requirements for Continued Listing on The NASDAQ Stock Market, Our Common Shares Could be Delisted from Trading on the NASDAQ Stock Market, Which Would Adversely Affect the Liquidity of Our Common Shares and Our Ability to Raise Additional Capital

  We Face Potential Losses Due to Foreign Currency Exchange Risks

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

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes and other option pricing models to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Contingent liabilities

Assessing the recognition of contingent liabilities requires judgement in evaluating whether it is probable that economic benefits will be required to settle the matters subject to litigation. Subsequent to the press release dated November 2, 2014 referred to in the ‘Corporate Profile’ section, a plaintiff was seeking certification of a class action suit against the Corporation and an officer of the Corporation. Refer to note 13 to the Consolidated Financial Statements. On February 10, 2016, the Court dismissed the action. Therefore the lawsuit is dismissed with prejudice. The plaintiffs had until February 24, 2016 to file an amended complaint and failed to file.

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

Results of Operations

Selected Annual Information	2015	2014	2013
Total revenues	$2,761,265	$2,949,509	$3,359,010
Net loss	$(17,893,863)	$(4,594,093)	$4,908,603
Loss per share (basic & diluted)	$(0.48)	$(0.13)	$(0.14)
Total assets	$712,231	$1,422,566	$966,385

Non-current financial liabilities	$1,214,672	$1,118,831	$2,908,522

Quarterly Results	Q4 – 2015	Q3 – 2015	Q2 – 2015	Q1 – 2015
Total revenues	$74,669	$46,852	$55,824	$2,583,920
Net income ( loss)	$(4,114,617)	$(10,006,187)	$(5,349,610)	$1,576,551
Income (loss) per share (basic & diluted)	$(0.10)	$(0.26)	$(0.14)	$0.04
	Q4 – 2014	Q3 – 2014	Q2 – 2014	Q1 – 2014
Total revenues	$729,136	$735,529	$752,280	$732,564
Net loss	$(492,799)	$(688,206)	$(820,272)	$(2,592,816)
Loss per share (basic & diluted)	$(0.02)	$(0.02)	$(0.02)	$(0.07)

The revenues in 2015 and 2014 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. During the first quarter of 2015, the collaborative agreement was terminated by Recordati and the results of operations included the recognition of all of the remaining deferred amount of $2,508,533 at the date of termination, which explains the net income for the quarter. The net losses for the second, third and fourth quarters of 2015 include stock-based compensation charges of $4,427,909, $8,346,867 and $3,008,887, respectively, related to options granted to officers and directors, and shares issued to the Chief Executive Officer during 2015, which explains the losses in these quarters. The net loss during the first quarter of 2014 includes a stock compensation charge in the amount of $1,420,185 which explains the increase in net losses for that quarter compared to other quarters presented in 2014.

Results of Operations – 2015 compared to 2014

Net losses were $4,114,617, or $0.10 per share, for the quarter, and $17,893,863, or $0.48 per share, for the year ended December 31, 2015, compared to $492,799, or $0.02 per share, for the quarter, and $4,594,093, or $0.13 per share, for the year ended December 31, 2014. Net loss includes stock compensation charges of $15,783,664 in 2015 and $ 1,579,914 in 2014. The increase in net loss for the twelve months ended December 31, 2015 compared to the same period in 2014 is primarily due to increases of $3,887,953 in net research and development expenditures and increases of $8,974,589 in general and administrative expenses. The increase in net losses for the quarter ended December 31, 2015 compared to same period in 2014 is mainly due to an increase of $ 1,692,213 in net research and development and an increase of $1,228,420 in general and administrative expenses. The weighted average number of common shares outstanding for the year ended December 31, 2015 was 42,760,869 compared to 35,872,445 for the same period in 2014.

Revenues

Revenues from sales of goods amounted to $74,669 for the quarter and $252,732 for the year ended December 31, 2015, compared with $74,736 for the quarter and $331,909 for the year ended December 31, 2014. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the year ended December 31, 2015, an amount of $2,508,533 was recognized as revenue relating to the upfront payment received from Recordati in December 2010 compared with $2,617,600 for the year ended December 31, 2014. The initial estimated service period of five years to recognize the upfront payment was modified, in February 2015, following the announcement, by Recordati, to interrupt the European clinical trial.

Consequently, in the first quarter of 2015, the Corporation recognized, as revenue, an amount of $2,508,533 which represented the remaining deferred revenue relating to the upfront payment received from Recordati in December 2010. As at December 31, 2015, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $nil (as at December 31, 2014 - $2,508,533) as the balance of the deferred revenue was recognized in full during the first quarter of 2015.

Research and Development

Research and development expenditures were $2,383,973 for the quarter and $8,649,510 for the year ended December 31, 2015, compared with $738,989 for the quarter and $4,761,557 for the year ended December 31, 2014. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation charges of $1,503,126 for the quarter and $5,676,371 for the year ended December 31, 2015 and $1,119 for the quarter and $631,217 for the year ended December 31, 2014. On November 2, 2014, the Corporation announced that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. The decrease in expenses for the quarter ended December 31, 2014 is mainly attributable to a reduction of $672,924 in clinical trial expenditures and a decrease of $140,517 in salaries and payroll related expenses. For the year ended December 31, 2014, a decrease of $1,696,384 in clinical trial expenditures, a decrease of $165,543 in professional fees and a decrease of $184,431 in other expenditures combined with an increase of $618,538 in stock compensation charges and a decrease of $85,527 in salaries and payroll related expenses explained the reduction of expenses compared to the same period in 2013. In 2014, research tax credits amounted to $264,827 compared to $555,031 in 2013. The decrease of $290,204 in 2014 is mainly attributable by the receipt, in 2013, of amounts totaling $194,695 which were realized but related to prior years, as well as less activities due to the fact that the U.S. BPH 12 month trials were completed in November 2014 and a reduction, in June 2014, of the research tax credit rate from 37.5% to 30.0%. The Corporation expects that research and development expenditures will decrease as a result of the Corporation’s U.S. BPH trial activity reduction, pending the evaluation of the data. Because of the early stage of development and the uncertainty related to the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use as further described in the section entitled “Risk Factors”. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $53 for the quarter and $9,528 for the year ended December 31, 2015 compared with $63,963 for the quarter and $186,616 for the year ended December 31, 2014. The decrease is mainly due to the reduction of $ 59,664 for the quarter and $166,637 for the year ended December 31, 2015 in salaries and payroll related expenses following staff reductions. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,652,920 for the quarter and $11,602,216 for the year ended December 31, 2015, compared with $614,075 for the quarter and $2,817,201 for the year ended December 31, 2014. General and administrative expenditures also include stock compensation charges of $10,107,293 for the year ended December 31, 2015 and $948,697 in the comparative period in 2014. The increase of $8,785,015 in expenses for the year ended December 31, 2015 is primarily attributable to an increase of $9,158,596 in stock compensation charges and a decrease of $308,040 in salaries and payroll related expenses compared to the same period in 2014. The increase of $1,038,845 for the quarter ended December 31, 2015 is mainly attributable to an increase of $1,481,698 in stock compensation charges, to a decrease of $276,116 in professional fees and a decrease of $85,090 in salaries compared to 2014. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs were $29,788 for the quarter and $200,349 for the year ended December 31, 2015, compared with $79,343 and $112,922 for the year ended December 31, 2014. An amount of $46,516 for the quarter and $184,771 for the year ended December 31, 2015 in interests and accretion expenses were incurred in connection with convertible notes.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2015 or 2014.

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

Revenues

For the quarter and year ended December 31, 2014, amounts of $654,400 and $2,617,600 respectively, were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At December 31, 2014, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $2,508,533 (2013 - $5,126,133).

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

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$144,730	$144,730	$0	$0
Insurance premium installments	$63,597	$63,597	$0	$0
Operating leases	$11,025	$7,882	$3,143	$0
Convertible notes	$1,070,000	$0	$1,070,000	$0
Interest and fees on convertible notes	$164,067	$85,600	$78,467	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,453,419	$301,809	$1,151,610	$0

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

Contingent liabilities

Dismissal of Law Suit. On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and CEO of the Corporation. On February 10, 2016, the court dismissed the lawsuit. The Plaintiffs had until February 24, 2016 to file an amended complaint and failed to do so. Therefore, the suit is dismissed with prejudice No provision has been recognized in these financial statements for this matter.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2015 and 2014 other than those disclosed for key management personnel to note 21 of the Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of December 31, 2015, cash and receivables including tax credits totalled $653,107 compared with $1,307,501 at December 31, 2014. The decrease is mainly due to a reduction of $344,096 in tax credits receivable and a decrease of $257,809 in cash. The decrease in tax credits receivable is explained by the receipt, in the first quarter of 2015, of $349,827 (CA$ 387,350) related to the 2013 tax credits receivable. In November 2013, the Corporation signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 3, 2013. As at

November 14, 2015, twenty-six drawings were made under the new common stock private purchase agreement, for total proceeds of $6,400,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share. On March 25, 2014, 65,408 common shares were issued at a price of $5.35 per share. On April 11, 2014, 28,468 common shares were issued at a price of $5.27 per share. On April 25, 2014, 29,487 common shares were issued at a price of $5.09 per share. On May 7, 2014, 63,573 common shares were issued at a price of $4.72 per share. On May 16, 2014, 59,595 common shares were issued at a price of $5.03 per share. On May 28, 2014, 29,132 common shares were issued at a price of $5.15 per share. On June 10, 2014, 31,062 common shares were issued at a price of $4.83 per share. On June 23, 2014, 31,302 common shares were issued at a price of $4.79 per share. On July 3, 2014, 21,501 common shares were issued at a price of $4.65 per share. On July 8, 2014, 52,312 common shares were issued at a price of $4.78 per share. On July 24, 2014, 31,672 common shares were issued at a price of $4.74 per share. On August 5, 2014, 31,179 common shares were issued at a price of $4.81 per share. On August 8, 2014, 60,926 common shares were issued at a price of $4.92 per share. On August 27, 2014, 60,048 common shares were issued at a price of $5.00 per share. On September 9, 2014, 61,703 common shares were issued at a price of $4.86 per share. On September 15, 2014, 31,049 common shares were issued at a price of $4.83 per share. On September 30, 2014, 37,406 common shares were issued at a price of $4.01 per share. On October 9, 2014, 33,791 common shares were issued at a price of $4.44 per share. On October 24, 2014, 50,040 common shares were issued at a price of $5.00 per share. On November 12, 2014, 138,889 common shares were issued at a price of $0.72 per share. On April 28, 2015, 431,344 common shares were issued at a price of $1.39 per share. On May 26, 2015, 217,122 common shares were issued at a price of $1.61 per share. The Common Stock Private Purchase Agreement, expired in November 2015 and has not been renewed.

The Corporation believes its current cash balance as at December 31, 2015 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation cannot assure you that it will be able to secure additional financing on favourable terms or at all.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH, announced by the Corporation on November 2, 2014, materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. On November 2, 2014, the Corporation announced that the Corporation’s Phase 3 trials of its investigational drug product, NX-1207, for the treatment of benign prostatic hyperplasia (BPH), NX02-0017 and NX02-0018, had failed to meet their primary endpoints. On November 3, 2014, the Corporation’s stock price fell from its previous close of $5.14 to a closing price of $0.93 equaling, an 82% decline. On April 28, 2015 and on May 26, 2015, the Corporation completed two drawdowns of $600,000 and $350,000 pursuant to the Agreement.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favourable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favourable to the Corporation.

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

On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placements financing for a total of $400,000 (see note 12 of the Consolidated Financial Statements). A total of 883,058 units were issued at a weighted average price of $0.39 per unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

On June 19, 2015, the Corporation completed one private placement for an amount of $500,000 and 400,000 shares were issued.

On August 17, 2015, the Corporation completed one private placement for an amount of $200,000 and 90,000 shares were issued.

On August 19, 2015, the Corporation completed two private placements financing for a total of $99,990. A total of 45,000 units were issued.

On September 29, 2015, the Corporation completed three private placements financing for a total of $167,972. A total of 56,950 units were issued.

On October 13, 2015, the Corporation completed one private placement for an amount of $162,447 and 50,000 shares were issued.

On November 5, 2015, the Corporation completed one private placement for an amount of $500,000 and 169,500 shares were issued.

On November 10, 2015, the Corporation completed one private placement for an amount of $82,600 and 28,000 shares were issued.

On November 12, 2015, the Corporation completed one private placement for an amount of $44,250 and 15,000 shares were issued.

On November 13, 2015, the Corporation completed one private placement for an amount of $88,495 and 30,000 shares were issued.

On November 16, 2015, the Corporation completed one private placement for an amount of $191,750 and 65,000 shares were issued.

On November 27, 2015, the Corporation completed one private placement for an amount of $147,500 and 50,000 shares were issued.

On December 15, 2015, the Corporation completed two private placements financing for a total of $29,960. A total of 10,180 units were issued.

On December 17, 2015, the Corporation completed two private placements financing for a total of $60,194. A total of 20,420 units were issued.

On December 18, 2015, the Corporation completed one private placement for an amount of $12,975 and 4,400 shares were issued.

On December 30, 2015, the Corporation completed one private placement for an amount of $147,500 and 50,000 shares were issued.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related the issuance of stock options to our key employees. As at December 31, 2015, we had an accumulated deficit of $117,980,943, and we have negative cash flows from operations. The Corporation’s working capital deficiency is $1,559,132 at December 31, 2015. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has taken steps to reduce expenditures going forward in the short term by staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. Management is exploring other options, including the securing of additional sources of financing. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Consolidated Financial Statements for the year ended December 31, 2015, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Consolidated Financial Statements for the year ended December 31, 2015, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relied almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 -Common Stock Private Purchase Agreement of the Consolidated Financial Statements. As at the date of the MD&A, the Common Stock Private Purchase Agreement has expired.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9 of the Consolidated Financial Statements). On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placement financing for a total of $400,000. Thereafter, the Corporation completed 15 private placements for an amount of $2,408,669.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

The Corporation’s ability to raise capital through private placements and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

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

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules. On December 16, 2014, the Corporation was notified, by the Nasdaq Listing Qualifications department, that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. In May, 2015, the Corporation received notification from the Nasdaq Listing Qualifications department that it had regained compliance with the listing rules.

Financial risk management

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

Foreign currency risk

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the

Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 99% of expenses that occurred during the year ended December 31, 2015 (2014 - 56%; 2013 - 59%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2015, 2014 or 2013.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2015	December 31, 2014
Cash	$31,207	$5,840
Trade accounts receivable and other receivables	$10,305	$55,239
Trade accounts payable and accrued liabilities	$(449,621)	$(595,411)
	$(408,109)	$(534,332)

The following exchange rates were applied for the years ended December 31, 2015, 2014 and 2013:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2015	1.2788	1.3840
US$ - CA$ - December 31, 2014	1.1047	1.1601
US$ - CA$ - December 31, 2013	1.0299	1.0636

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2015 by approximately $15,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $640 (December 31, 2014 - $12,959), all of which were aged under 45 days. Two customers (December

31, 2014 - two customers) accounted for 100% (December 31, 2014 – 86.8%) of the trade receivables balance at December 31, 2015, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2015, nor for the year ended December 31, 2014.

At December 31, 2015, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

Based on the value of variable interest-bearing cash during the year ended December 31, 2015, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2015	$2,250,568	$2,250,568	–
December 31, 2014	$1,976,145	$1,976,145	–

Convertible notes (1):
December 31, 2015	$814,672	–	$1,070,000
December 31, 2014	$718,831	–	$1,070,000

(1) Before financing costs

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

The Corporation’s ability to raise capital through private placements and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

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

Outstanding Share Data

As at March 30, 2016, there were 43,810,869 common shares of Nymox issued and outstanding, as well as, 6,519,500 share options are outstanding, of which 6,519,500 are currently vested. There are 548,529 warrants outstanding. In addition, the convertible notes are convertible into 2,007,504 common shares.

Disclosure Controls and Procedures/Internal Control over Financial Reporting

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Corporation’s Chief Executive Officer, and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer, and the Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of December 31, 2015 because of the material weakness in our internal control over financial reporting that is described below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weakness, the Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2015 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

THAYER O’NEAL has issued its report dated March 30, 2016, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2015, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was not effective as of December 31, 2015 due to the material weakness described below.

Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2015 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements, were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the annual consolidated financial statements will not be prevented or detected on a timely basis.

Further, the Corporation restated its second quarter of 2015 financial statements to correct a material error in stock compensation expense. The Corporation has determined that as a result of the operational staff reductions referred to above, the Corporation did not employ a sufficient complement of accounting personnel at June 30, 2015 to ensure that complex, non-routine accounting matters were properly addressed under the accounting framework. The lack of accounting personnel with sufficient technical accounting skills attributed to the restatement and is a material weakness because a reasonable possibility exists that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk. See “Risk Factors”

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

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

Regarding the material weakness related to lack of accounting personnel at June 30, 2015 to ensure that complex, non-routine accounting matters are properly addressed, the Corporation now seeks the assistance of external accounting and/or other specialists to assist in the accounting of non-routine complex accounting matters.

(c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report

(d) Changes in Internal Controls over Financial Reporting. Other than the material weakness described above, there have been no changes during the year ended December 31, 2015 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New accounting standards and interpretations:

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2015, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), with the objective of improving and simplifying the reporting for financial instruments.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). IFRS 9 supersedes IAS 39, IFRIC 9 and earlier versions of IFRS 9. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income.

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

c) IFRS 16, Leases

This standard introduces a new approach to lessee accounting that requires a lessee to recognise assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset is not of low value. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed. IFRS 16 requires enhanced disclosure by lessors of information about their risk exposure.

Effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial application of IFRS 16.

A lessee should apply IFRS 16 to its leases either: (a) retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; or (b) retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application. A lessor is not required to make any adjustments on transition for leases in which it is a lessor and should account for those leases applying IFRS 16 from the date of initial application. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(d) IAS 12, Paragraph BC60 Recognition of Deferred Tax Assets for Unrealized Losses, Amendments to IAS 12

This standard requires that A deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

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

  overcome negative results from its clinical trials;

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

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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

  Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH) and prostate cancer. We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo-controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of BPH, and are presently in Phase 3. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

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

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

For the Year Ended December 31,	2015	2014	2013

Alzheimer’s Disease: Diagnostics	$33,764	$39,311	$33,667
Alzheimer’s Disease: Therapeutics	9,322	13,966	4,686
Anti-Infectives	4,910	7,103	4,692

BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	2,919,502	3,783,158	5,650,931
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	-	15,326	4,113

Total	$2,967,498	$3,858,864	$5,698,089

For the earlier periods from 1995 to 1998, the Corporation did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 2001, the general research expenses related primarily to the development of diagnostic products and therapeutic candidates for Alzheimer’s disease. From 2002 to 2004, expenses related primarily to R&D in the areas of Alzheimer’s disease and in BPH. Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows: 2012: $6,586,039; 2011: $6,602,148; 2010: $4,551,719; 2009: $3,043,219; 2008: $2,388,911; 2007: $3,468,273; 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $63,148,109.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 65, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

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

Professor David Morse, Ph.D., 59, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 80, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson's leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Richard Cutler, Esq. 58, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Atlanta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

Mr. Erik Danielsen, Chief Financial Officer, 52, is a graduate from Universite de Fribourg with a Masters in Business Law and Corporate Finance. Mr. Danielsen a former Senior Auditor for Price Waterhouse and has extensive experience in international business. Mr. Danielsen is a former Credit Suisse Equity Strategist.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2015 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2015 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The unrecognized compensation cost as of December 31, 2015, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $21.2 million.

The Chief Financial Officer received an option grant totaling 100,000 options. Randall Lanham, Secretary received 100,000 in options; James G. Robinson received 100,000; and, David Morse received 25,000; No executive officer received any other share-based awards, or any bonuses or other non-equity incentive compensation. The Corporation does not have a share-based incentive plan, other than its stock option plan as described below, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2015 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

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

The Corporation grants option-based awards to its executive officers in accordance with a stock option plan approved by the shareholders. Further details of the stock option plan are provided below. The stock option plan provides long-term incentives to the Corporation’s officers and employees to advance the Corporation’s product development programs towards commercialization and to enhance shareholder value. The Corporation endeavours to provide salaries and option grants that are internally equitable and that are consistent with both job performance and ongoing progress towards corporate goals. The amount of option grants is determined in part by the amount and terms of outstanding and expiring options, the experience and expertise of each executive officer and the needs of the Corporation, among other factors. The Human Resources and Compensation Committee of the Board of Directors reviews all proposals for awards of stock options to executive officers and decides on the appropriateness of the awards. In doing so, the Committee relies solely on discussion among the independent board members on the Committee without any formal pre-determined objectives, criteria or analytic processes but with a view to attracting and retaining executive officers who can help further the Corporation’s business plan.

By relying on option grants as a primary means of compensating its executive officers, the Corporation’s intention is to provide a direct link between corporate performance and executive compensation while maximizing shareholder value and controlling cash expenditures.

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ended on December 31, 2015 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2015 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

Name and principal position	Year	Salary	Share - based awards	Option- based awards (#)	Non-equity incentive plan compensation		Pension value	All Other Compensation	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Dr. Paul Averback CEO and President	2015	$0*[6]	4,500,000[6]	1,025,000					$0
André Monette CFO[2]	2015	$71,182*							$71,182
Roy Wolvin CFO[1]	2015	42,191*						$0[5]	$0
Eric Danielson CFO[3]	2015	$0*						36,000	$0
Randall Lanham General Counsel[4]	2015	$0*							$0

*Salaries are payable in Canadian dollars, but expressed above in US$.

1 Mr. Wolvin ceased being an Executive Officer on January 22, 2014. Amounts paid in 2015 represent final amounts paid under option settlement agreement. Refer to Note 8 to Consolidated Financial Statements
2André Monette ceased being an Executive Officer on June 1, 2015.
3Erik Danielsen became an Executive Officer on June 1, 2015. Not paid as an employee, paid as a contractor so compensation shown as other as opposed to salary

4 Randall Lanham became an Executive Officer on June 1, 2015. Not paid as an employee, paid as a contractor so compensation shown as other as opposed to salary
5 Amounts paid under option settlement agreement in Canadian dollars, but expressed above in US$.
6Dr Averback has waived his salary, per his employment agreement. Under the employment agreement, he receives restricted stock on a monthly basis. Refer to note 12 of Consolidated Financial Statements.

Outstanding Incentive Plan Awards as of December 31, 2015: Named Executive Officers

Name	Option-based Awards
	Number of securities underlying unexercised options			Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options
	Total	Unvested	Vested
Dr. Paul Averback	3,000,000		3,000,000	$1.74	08/24/16	$0
	500,000		500,000	$1.74	01/24/21	$0
	500,000		500,000	$1.74	10/15/22	$0
	500,000		500,000	$1.74	01/09/24	$0
	1,025,000		1,025,000	$1.74	05/14/25	$0
Erik Danielsen
	200,000;		200,000	$1.74	6/30/25	$0

Randall Lanham
	110,000		110,000	$1.74	6/30/25	$0

1Brian Doyle ceased being an Executive Officer on November 21, 2014.
3The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

Name	Year	Fees Earned	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Paul McDonald[2]	2015	$15,500		10,000				$15,500
Randall Lanham, Esq.	2015	$6,500		110,000				$6,500
Roger Guy, MD1	2015	$0		10,000				$0
David Morse, Ph.D.	2015	$6,500		10,000				$6.500
James G. Robinson[3]
Richard Cutler[4]

1Dr. Roger Guy resigned on December 15, 2014.
2Paul McDonald resigned on December 15, 2014.
3James Robinson was appointed to the Board on December 15, 2014
4Richard Cutler was appointed to the Board on December 15, 2014

Outstanding Incentive Plan Awards as of December 31, 2015: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options
James G. Robinson

	100,000	$1.74	June 30, 2025	$0

Randall Lanham, Esq.	10,000	$1.74	07/17/16	$0
	10,000	$1.74	08/23/17	$0
	10,000	$1.74	07/16/18	$0
	10,000	$1.74	07/09/19	$0
	10,000	$1.74	07/16/20	$0
	10,000	$1.74	07/16/21	$0
	10,000	$1.74	07/16/22	$0
	10,000	$1.74	07/16/23	$0
	10,000	$1.74	08/14/24	$0
David Morse, Ph.D.	10,000	$1.74	07/17/16	$0
	10,000	$1.74	08/23/17	$0
	10,000	$1.74	07/16/18	$0
	10,000	$1.74	07/09/19	$0
	10,000	$1.74	07/16/20	$0
	10,000	$1.74	07/16/21	$0
	10,000	$1.74	07/16/22	$0
	10,000	$1.74	07/16/23	$0
	10,000	$1.74	08/14/24	$0

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Share Ownership

As of March 30, 2016, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares	Percentage of Common
	Owned and	Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	15,181,448	34.6%
Paul Averback, M.D., Trustee	607,031[1]	1.3%
James G. Robinson	2,167,550	*
David Morse, Ph.D.	396	*

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

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Richard Cutler, Esq.; the other members are James G. Robinson and Dr. David Morse. Since January 5, 2015, Dr. David Morse replaced Dr. Roger Guy and James G Robinson replaced Paul McDonald and Richard Cutler, Esq., replaced Randall Lanham. The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders. The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditor reports directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

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

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee is James G. Robinson; the other members are Richard Cutler, Esq., and Dr. David Morse. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option plan.

The Corporate Governance Committee consists of the independent directors of the Board. The Chairman of the Committee is Randall Lanham, Esq.; the other members are Richard Cutler, Esq. and Dr. Paul Averback. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

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

In its St. Laurent and Hasbrouck Heights offices, As at December 31, 2015, the Corporation employed four persons in research and development and two in administration and marketing. For the year 2014, the Corporation employed eight persons; for the year 2013, the Corporation employed on the average twenty four persons with twenty in research and development and four in administration and marketing.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out as of March 30, 2016, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

	Number of Common Shares	Percent of Class of Common
Name of Shareholder	owned by Shareholder	Shares
Dr. Paul Averback	15,181,448	34.6%
All directors and officers as a group	17,956,425	40.9%

The above shareholders have the same voting rights as all other shareholders. The percent of class of common shares held by Dr. Paul Averback is 34.6% as of March 30, 2016 (29.7% as of March 31, 2015; 32.7% as of March 14, 2014).

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

According to information furnished to Nymox by the transfer agent for the common shares, as of March 16, 2016, total shares outstanding were 43,869,810; there were 189 holders of record of the common shares and 5,366 beneficial shareholders in total. Of these, 59 were holders of record of the common shares and 4,514 were beneficial shareholders with addresses in the United States and such holders owned an aggregate of 21,990,266 shares, representing approximately 61.30% of the outstanding shares of common stock.

Related Party Transactions

The Corporation did not have any related party transactions other than salaries, benefits and stock based compensation disclosed above for the years ended December 31, 2015 and 2014.

Refer to Note 21 of the consolidated financial statements for key management personnel disclosures. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. See note 12 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

In 2015, revenues of Nymox Pharmaceutical Corporation’s US subsidiaries were $221,926 and revenues of its Canadian Corporation were $2,539,339 (including Europe and other). We refer to Note 20 of the financial statements below.

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

Legal Proceedings

Dismissal of Lawsuit. On November 24, 2014, Roy Sapir, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the CEO of the Corporation. On February 10, 2016, the Court dismissed the lawsuit. No provision has been recognized in our financial statements for this legal proceeding.

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

As of December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2015 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporations’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used in significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2015, and its consolidated financial performance and cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the failure of U.S. phase 3 studies of NX – 1207 materially affects Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of the material uncertainty that casts substantial doubt about Nymox Pharmaceutical Corporation’s ability to continue as a going concern.

/S/ ThayerONeal

March 30, 2016
Thayer O’Neal Company, LLC
Sugar Land, Texas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2014 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the two- year period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, Note 1 to the 2014 consolidated financial statements indicated that the failure of two U.S. Phase 3 studies of NX - 1207 materially affected Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. These conditions, along with other matters as set forth in Note 1 in the 2014 consolidated financial statements, indicated the existence of a material uncertainty that cast substantial doubt about Nymox Pharmaceutical Corporation’s ability to continue as a going concern.

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 26, 2015 expressed an adverse opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

(signed) KPMG LLP*

March 26, 2015 Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

As of December 31, 20145 and 2014

Financial Statements
	Consolidated Statements of Financial Position	1
	Consolidated Statements of Operations and Comprehensive Loss	2
	Consolidated Statements of Changes in Equity	3
	Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements
1.	Business activities and future operations	6
2.	Basis of preparation	7
3.	Significant accounting policies	9
4.	New accounting standards and interpretations	13
5.	Property and equipment	14
6.	Intangible assets	14
7.	Accounts payable and accrued liabilities	14
8.	Other liabilities	15
9.	Convertible notes	15
10.	Licensing revenues and deferred revenue	16
11.	Preferred shares of a subsidiary and non-controlling interest	16
12.	Share capital	16
13.	Commitments and contingencies	20
14.	Cost of sales	21
15.	Research tax credits and grants and income taxes	21
16.	Earnings per share	23
17.	Capital disclosures	24
18.	Financial risk management	24
19.	Financial instruments	26
20.	Segment disclosures	27
21.	Related parties	27
22.	Personnel expenses	28
23.	Subsequent events	28

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position

December 31, 2015 and 2014
(In US dollars)

ASSETS	Note	2015	2014
Current assets
Cash and cash equivalents		$374,463	$632,272
Accounts receivable		640	12,959
Other receivables		7,446	47,616
Research credits receivable		270,558	614,654
Inventory		37,644	88,269
Prepaid expenses and other current assets		685	-

Total current assets		691436	1395770

Property and equipment	5	3,399	9,400
Other assets		17,396	17,396

Total assets		$712,231	$1,422,566

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	7,8	$2,250,568	$1,976,145
Deferred revenue	10	-	2,508,533
Total current liabilities		2,250,568	4,484,678

Non-current liabilities
Convertible notes	9	814,672	718,831
Deferred revenue	10	-	-
Preferred shares of a subsidiary	11	400,000	400,000
Total liabilities		3,465,240	5,603,509
Equity
Share capital	12	84,954,211	81,227,058
Share capital subscription	23	-	200,000
Additional paid-in capital	9,12	29,873,722	14,031,578
Accumulated deficit		(117,980,942)	(100,039,579)
Equity attributable to owners		(3,153,009)	(4,580,943)
Non-controlling interest	11	400,000	400,000

Total equity (deficit)		(2,753,009)	(4,180,943)
Business activities and future operations
Commitments and contingencies	13
Subsequent events	23

Total liabilities and equity (deficit)		$712,231	$1,422,566

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2015, 2014 and 2013
(In US dollars)

	Notes	2015	2014	2013
Revenues
Sales of goods		$252,732	$331,909	$741,410
Licensing revenue - upfront payment	10	2,508,533	2,617,600	2,617,600
Total revenue		2,761,265	2,949,509	3,359,010

Expenses
Research and development	12	8,649,510	4,761,557	6,274,903
Less research tax credits	15	-	(264,827)	(555,031)

Net research and development		8,649,510	4,496,730	5,719,872
General and administrative	12	11,602,216	2,817,201	1,755,886
Marketing	12	9,528	186,616	282,055
Cost of goods sold	14	160,315	173,667	486,154

Total expenses		20,421,569	7,674,214	8,243,967

Loss from operations		(17,660,304)	(4,724,705)	(4,884,957)

Other income (expense)
Finance costs	19	(223,559)	(110,963)	(23,646)
Gain on settlement agreement	8	-	189,575	-

Loss before income taxes		(17,883,863)	(4,646,093)	(4,908,603)

Income tax recovery	15	-	52,000	-

Net loss		$(17,883,863)	$(4,594,093)	$(4,908,603)

Basic and diluted loss per share	16	$(0.48)	$(0.13)	$(0.14)

Weighted average number of common shares outstanding	16	37,402,598	35,253,879	34,147,666

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity

For the Years ended December 31, 2015 and 2014
(In US dollars)

Attributable to Owners of the Corporation

			Share		Additional			Non-
			Capital		Paid-in	Accumulated		Controlling	Total
	Note	Number	Amount	Subscription	Capital	Deficit	Total	Interest	Equity
Balance January 1, 2013		33,572,442	$69,705,389	$-	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)
Activity for the year ended December 31, 2013
Issuance of share capital	12	1,068,760	6,300,000	-	-	-	6,300,000	-	6,300,000
Exercise of stock options and option surrender agreement		-		-	-	-	-	-	-
Cash		30,955	2,620				2,620		2,620
Ascribed value		-	38,540	-	(38,540)	-	-	-	-
Share issuance costs		-		-	-	(315,000)	(315,000)	-	(315,000)
Share based compensation		-		-	307,326	-	307,326	-	307,326
Net loss and comprehensive loss		-		-	-	(4,908,603)	(4,908,603)	-	(4,908,603)
Balance at December 31, 2013		34,672,157	76,046,549	-	12,631,067	(95,135,986)	(6,458,370)	400,000	(6,058,370)
Activity for the year ended December 31, 2014
Issuance of share capital	12	1,142,059	5,150,000	-	-	-	5,150,000	-	5,150,000
Share capital subscription		-		200,000	-	-	200,000	-	200,000
Share issuance costs		-		-	-	(257,500)	(257,500)	-	(257,500)
Options settled	8	-		-	(397,872)	-	(397,872)	-	(397,872)
Shares issued in settlement of financial charges and debt issuance		58,229	30,509	-	-	-	30,509	-	30,509
Warrants issued in connection with convertible notes		-		-	29,532	-	29,532	-	29,532
Equity component of convertible note		-		-	188,937	-	188,937	-	188,937
Deferred tax on convertible note charged to equity	15	-		-	-	(52,000)	(52,000)	-	(52,000)
Share based compensation	12	-		-	1,579,914	-	1,579,914	-	1,579,914
Net loss and comprehensive loss		-		-	-	(4,594,093)	(4,594,093)	-	(4,594,093)
Balance at December 31, 2014		35,872,445	81,227,058	200,000	14,031,578	(100,039,579)	(4,580,943)	400,000	(4,180,943)
Activity for the year ended December 31, 2015
Issuance of share capital	12	2,615,974	3,727,153	-	-	-	3,727,153	-	3,727,153
Share capital subscription		-		(200,000)	-	-	(200,000)	-	(200,000)
Share issuance costs		-		-	-	(47,500)	(47,500)	-	(47,500)
Warrants issued in connection with convertible notes		-		-	58,480	-	58,480	-	58,480
Share based compensation	12	4,500,000		-	15,783,664	-	15,783,664	-	15,783,664
Net loss and comprehensive loss		-		-	-	(17,893,863)	(17,893,863)	-	(17,893,863

Balance December 31, 2015		42,988,419	$84,954,211	$-	$29,873,722	$(117,980,942)	$(3,153,009)	$400,000	$(2,753,009)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flow

For the Years ended December 31, 2015, 2014 and 2013
(In US dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	Notes	2015	2014	2013
Net loss		$(17,893,863)	$(4,594,093)	(4,908,603)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	5	6,002	6,649	9,102
Share based compensation	12	15,783,663	1,579,914	307,326
Accretion expense		95,841	110,963	-
Gain on settlement agreement	8	-	(189,575)	-
Deferred tax recovery		-	(52,000)	-
Changes in operating assets and liabilities:
Accounts receivable and other receivables		52,489	160,061	(135,735)
Research tax credit receivable		344,096	(254,324)	171,868
Prepaid expense		(685)	20,291	11,697
Inventory		50,625	(48,581)	2,815
Accounts payable and accrued liabilities		317,522	434,423	443,463
Deferred revenue		(2,508,533)	(2,617,600)	(2,617,600)
Finance costs paid		-	(71,607)	-

Net cash used in operating activities		(3,752,843)	(5,515,479)	(6,715,667)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		-	(3,528)	(6,505)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of share capital	12	3,385,633	5,150,000	6,300,000
Proceeds form share capital subscriptions		200,000	200,000	-
Share issue costs		(47,500)	(257,500)	(315,000)
Proceeds from the issuance of convertible notes	8	-	1,070,000	-
Debt issuance costs	9	-	(125,700)	-
Payments under option settlement agreements	8	(43,100)	(181,044)	-
Proceeds from the exercise of stock options		-	-	2,620
Net cash provided from financing activities		3,495,033	5,855,756	5,987,620

Net (decrease) increase in cash and cash equivalents		(257,810)	336,749	(734,552)

CASH AND CASH EQUIVALENTS
Beginning of year		632,272	295,523	1,030,075
End of year		$374,462	$632,272	$295,523

SUPPLEMENTAL DISCLOSURE

NON CASH INVESTING AND FINANCING ACTIVITIES
Shares and warrants issued on connection with convertible notes		$58,480	$36,532	$-
Shares issued in settlement of finance charges		$-	$23,509	$-
Amount unpaid and included at year-end in accrued liabilities under amended settlement agreement		$-	$43,100	$-
Deferred tax liability on convertible note charged to equity		$-	$52,000	$-

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

NOTE 1 - BUSINESS ACTIVITIES AND FUTURE OPERATIONS

Nymox Pharmaceutical Corporation is a company which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies the ability to raise financing to pursue the development of its operations. The Corporation depends on private placements and other types of financing as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities.

The Corporation is listed on the Nasdaq Stock Market. On December 16, 2014, the Corporation was notified by the Nasdaq Listing Qualifications department that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to do so, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation would consider an alternate trading platform for its common shares. In May, 2015, the Corporation received notification from the Nasdaq Listing Qualifications department that it had regained compliance with the listing rules.

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

The Corporation is in the process of further data analysis and assessments of the two BPH studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations.

Management believes that current cash balances as at December 31, 2015 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. The Corporation intends to access financing through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

NOTE 2 - BASIS OF PREPARATION

Statement of compliance

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on March 24, 2016.

Basis of measurement

The consolidated financial statements have been prepared on a going concern and on the historical cost basis.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars, which is the Corporation and its subsidiaries’ functional currency.

Use of estimates and judgments

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

Judgments in applying accounting policies

The use of the going concern basis (Note 1)

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Licensing revenues and deferred revenue

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

Contingent liability

Assessing the recognition of contingent liabilities requires judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 13).

Estimation uncertainties

Convertible notes

The model used to measure the fair value of the liability component comprises estimation uncertainty for the interest rate applicable to a similar liability that does not have an equity conversion option (note 9).

Stock options and warrants

There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options and warrants (note 12).

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

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. Refer to note 4 which addresses accounting standards adopted during the year and issued but not yet effective.

Consolidation

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

Financial instruments

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2015, 2014 and 2013, the Corporation held no assets or liabilities required to be measured at fair value.

Financial assets

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

Financial liabilities

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

Share capital

Common shares are classified as equity. Incremental costs attributable to the issuance of common shares are recognized as an increase to deficit.

Inventories

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Inventories consist primarily of finished goods held for sales and materials and are carried at the lower of first-in, first-out cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Property and equipment

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

Intangible assets

Intellectual property rights

Intellectual property rights that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Research and development expenditures

Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. No development expenditures have been capitalized as of December 31, 2015 and 2014.

Amortization

Amortization is calculated on the cost of the asset, less its residual value. Amortization methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

Impairment

Financial assets

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

Non-financial assets

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

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

Revenue recognition

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

Upfront payments

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments

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

Sale of goods

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Royalties and license fees

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Foreign currency

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

Research tax credits

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

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

Stock-based compensation

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

Employee benefits

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

Lease payments

Payments made under operating leases are recognized on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Income taxes

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
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

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

Earnings per share

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

Provisions

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

Onerous contracts

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

Contingent liability

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

NOTE 4 - NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015. 2014 and 2013

Issued but not yet adopted

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2015, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

IFRS 9, Financial Instruments

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), with the objective of improving and simplifying the reporting for financial instruments.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). IFRS 9 supersedes IAS 39, IFRIC 9 and earlier versions of IFRS 9. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

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

IFRS 16, Leases

This standard introduces a new approach to lessee accounting that requires a lessee to recognise assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset is not of

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

low value. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed. IFRS 16 requires enhanced disclosure by lessors of information about their risk exposure.

Effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial application of IFRS 16.

A lessee should apply IFRS 16 to its leases either: (a) retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; or (b) retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application. A lessor is not required to make any adjustments on transition for leases in which it is a lessor and should account for those leases applying IFRS 16 from the date of initial application. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

IAS 12, Paragraph BC60 Recognition of Deferred Tax Assets for Unrealized Losses, Amendments to IAS 12

This standard requires that A deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

NOTE 5 - PROPERTY AND EQUIPMENT

			Office
			equipment
	Laboratory	Computer	and
	equipment	equipment	fixtures	Total

Cost:
Balance at December 31, 2013	$418,427	$29,554	$102,188	$550,169
Additions	–	3,528	–	3,528
Disposals	–	(1,418)	(75)	(1,493)
Balance at December 31, 2014	$418,427	$31,664	$102,113	$552,204
Additions	–	–	–	–
Disposals	–	(2,033)	(13,592)	(15,625)
Balance at December 31, 2015	$418,427	$29,631	$88,521	$536,579

Accumulated depreciation:
Balance at December 31, 2013	$416,044	$25,932	$95,672	$537,648
Depreciation for the year	1,182	2,539	2,928	6,649
Disposals	–	(1,418)	(75)	(1,493)
Balance at December 31, 2014	$417,226	$27,053	$98,525	$542,804
Depreciation for the year	1,182	1,984	2,474	5,640
Disposals	–	(1,672)	(13,592)	(15,264)
Balance at December 31, 2015	$418,408	$27,365	$87,407	$533,180

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Carrying amounts:
At December 31, 2013	2,383	3,622	6,516	12,521
At December 31, 2014	1,201	4,611	3,588	9,400
At December 31, 2015	19	2,266	1,114	3,399

The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

NOTE 6 - INTANGIBLE ASSETS

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2015 and 2014, are still property of the Corporation.

NOTE 7 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2015	2014

Accounts payable	$1,840,178	$1,484,335
Accrued liabilities:
Payroll related liabilities	208,997	69,447
Other accrued liabilities	201,393	379,263
Other liabilities (note 8)	–	43,100

Total accounts payable and accrued liabilities	$2,250,568	$1,976,145

NOTE 8 - OTHER LIABILITIES

On January 22, 2014, in connection with the departure of the former Chief Financial Officer, the Corporation entered into an agreement with him, whereby he was entitled to receive $451,700, payable in equal bimonthly installments until July 26, 2016, in exchange for cancelling all of his outstanding 240,000 stock options. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid-in capital of $397,872, the discounted value of the total consideration, was recorded during the first quarter of 2014. All future payments will reduce the accrued liability balance, net of the related accretion expense.

On December 15, 2014, the Corporation and the former Chief Financial Officer entered into an agreement to amend the term and the amounts payable under the initial agreement. Under the amended agreement, the Corporation will pay a total of $85,984, $42,992 payable within five business days of signing the new agreement, and $42,992 within thirty days of signing the new agreement, and there will be no further payments or obligations of any amounts from the Corporation.

At the time of the amended agreement, the accrued liability was $280,136. As a result, the difference between the carrying amount of the accrued current and non-current liability and the amended settlement amount was recognized as a gain in the amount of $189,575 on the consolidated statements of operations and comprehensive loss for the year ended December 2014.

As of December 31, 2015, no further amounts remain to be paid under this agreement.

NOTE 9 - CONVERTIBLE NOTES

The convertible note payable was entered into on December 16, 2014, bears interest at 6% and is due on December 1, 2017. Additionally, the company has agreed to pay an annual administration fee equal to 2% of the face value of the note.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

The convertible note has been classified as a liability at its estimated fair value with the residual allocated to the conversion feature. As a result, the recorded liability for the convertible note is lower than its face value, the difference being characterized as a debt discount and amortized as interest expense using the effective interest method over the term of the note. The value assigned to the conversion feature has been characterized as equity. Fair value of the debt component was determined using a discounted cash flow model.

The carrying value of the convertible notes consist of the following:

	December 31,
	2015	2014

Balance, beginning of the period	718,831	-
Convertible notes issued for cash	-	1,070,000
Debt issue costs	-	(377,317)
Accretion expense	95,841	26,148
Balance, end of the period	814,672	718,831

In connection with the issuance of the convertible notes, the Corporation issued 107,000 warrants to the placement agent as part of the placement fee. The warrants are classified as equity as they meet the criteria for such classification. See note 12.

Using the effective interest rate method and the 23.57% rate implicit in the calculation, the difference of $351,169 between the amounts attributed to the debt component and the face value of the convertible note is being accreted to the fair value over the term of the note.

Any time after December 16, 2014, the Company may, with 30 days written notice, prepay the amounts due without premium or penalty including all outstanding interest accumulated to the date of prepayment, when the following conditions are met: if the per share closing sale price is at least 200% of the conversion price for twenty (20) consecutive trading days prior to the date of the prepayment notice, and the average daily volume of the Company’s common stock for the fifty (50) trading days prior to the date of the prepayment notice is a minimum of 100,000 shares per day. In addition, the Company may only prepay the amounts due if the Company has filed a registration statement with the Securities and Exchange Commission and such registration statement is then effective for the registration of all shares into which the notes may be converted.

NOTE 10 - LICENSING REVENUES AND DEFERRED REVENUE

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covered the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization.

Recordati made an upfront payment to the Corporation of $13,088,000 in December 2010. The agreement provided for further payments to be made upon regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.
The upfront payment of $13,088,000 was deferred and recognized as revenue on a systematic basis over the estimated service period of five years which was completed on December 31, 2015. This period may be modified in the future based on additional information that may be received by the Corporation. On February 12, 2015, Recordati S.p.A. announced their decision to prematurely interrupt the European clinical trial before having reached the expected target of 340 patients. As at this date, the Corporation determined that the estimated service period for recognizing the upfront payment received in December 2010 concluded effective February 12, 2015.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

For the years ended December 31, 2015 and 2014, revenues in the amount of $2,508,533 and $2,617,600 was recognized related to this agreement. The deferred revenue related to this transaction amounted to $0 and $2,508,533 as of December 31, 2015 and 2014, respectively.

NOTE 11 - PREFERRED SHARES OF A SUBSIDIARY AND NON-CONTROLLING INTEREST

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

NOTE 12 - SHARE CAPITAL

	2015	2014
Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	42,988,419	35,872,445
Dollars	$84,954,211	$81,227,058

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

Common Stock Private Purchase Agreement

In November 2013, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November, 2015, the agreement expired and was not renewed. In general, the Corporation could, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation had to comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. See Note 1.

The number of shares issued in connection with each notice was equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice was $1,000,000 and the minimum amount was $100,000. The Corporation could have terminated the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

The Corporation issued 648,466 and 1,142,059 common shares to the Purchaser during the years ended December 31, 2015 and 2014, respectively for aggregate proceeds of $950,000 and $5,150,000 in 2015 and 2014, respectively under the agreements. All issued shares were fully paid.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placements financing for a total of $400,000. A total of 883,058 units were issued at a weighted average price of $0.39 per unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

On June 19, 2015, the Corporation completed one private placement for an amount of $500,000 and 400,000 shares were issued.

On August 17, 2015, the Corporation completed one private placement for an amount of $200,000 and 90,000 shares were issued.

On August 19, 2015, the Corporation completed two private placements financing for a total of $99,990. A total of 45,000 units were issued.

On September 29, 2015, the Corporation completed three private placements financing for a total of $167,972. A total of 56,950 units were issued.

On October 13, 2015, the Corporation completed one private placement for an amount of $162,447 and 50,000 shares were issued.

On November 5, 2015, the Corporation completed one private placement for an amount of $500,000 and 169,500 shares were issued.

On November 10, 2015, the Corporation completed one private placement for an amount of $82,600 and 28,000 shares were issued.

On November 12, 2015, the Corporation completed one private placement for an amount of $44,250 and 15,000 shares were issued.

On November 13, 2015, the Corporation completed one private placement for an amount of $88,495 and 30,000 shares were issued.

On November 16, 2015, the Corporation completed one private placement for an amount of $191,750 and 65,000 shares were issued.

On November 27, 2015, the Corporation completed one private placement for an amount of $147,500 and 50,000 shares were issued.

On December 15, 2015, the Corporation completed two private placements financing for a total of $29,960. A total of 10,180 units were issued.

On December 17, 2015, the Corporation completed two private placements financing for a total of $60,194. A total of 20,420 units were issued.

On December 18, 2015, the Corporation completed one private placement for an amount of $12,975 and 4,400 shares were issued.

On December 30, 2015, the Corporation completed one private placement for an amount of $147,500 and 50,000 shares were issued.

The Corporation recorded the equity transactions at the amounts received.

Stock options

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of December 31, 2015, 980,500 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

	Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding December 31, 2013	5,429,500	$4.16	4.24

Granted	640,000	5.93
Settled (note 8)	(240,000)	3.36

Outstanding December 31, 2014	5,829,500	$4.39	3.92

Expired	(4,792,000)	5.07
Cancelled (note 8)	(37,500)	6.47
Granted	5,650,000	1.74

Outstanding December 31, 2015	6,650,000	$1.74	10.0

Options exercisable	6,640,000	$1.74	10.0

During the year ended December 31, 2014, a total of 240,000 options were settled in consideration of $397,872 (note 8 – Other liabilities).

In 2014, no options were surrendered (i.e. a “cashless exercise”) to the corporation in consideration for the issuance of common shares.

At December 31, 2015, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
200,000	200,000	1.74	May 14, 2025
200,000	200,000	1.74	May 14, 2025
1,025,000	1,025,000	1.74	May 14, 2025
125,000	125,000	1.74	May 14, 2025
4,000,000	4,000,000	1.74	May 14, 2025
100,000	90,000	1.74	May 14, 2025
6,519,500	6,509,500	$1.74

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Stock-based compensation

	2015	2014	2013

Stock options granted in 2013			$238,860
Stock options granted in 2014	$13,995	$1,544,311	-
Stock options granted in 2015	15,755,911	-	-
Total stock-based compensation expense recognize	$15,769,906	$1,534,311	$238,860

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2015	2014	2013

Stock-based compensation pertaining to general and administrative	$10,107,293	$948,697	$170,947

Stock-based compensation pertaining to marketing	-	-	123,700

Stock-based compensation pertaining to research and development	5,676,371	631,217	12,679
	$15,783,664	$1,579,914	$307,236

The fair value of the options granted during the years ended December 31, 2015 and 2014 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2015	2014	2013

Share price	$5.24	$5.93	$5.24
Exercise price	5.24	5.93	5.24
Risk-free interest rate	1.41%	1.18%	1.41%
Expected volatility	58.99%	53.96%	58.99%
Expected option life in years	5	4	5
Expected dividend yield	-	-	-

The weighted average grant-date fair value of options granted during the years ended December 31, 2015 and 2014 was $2.52 per option.

Expected volatility was estimated considering historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11,350,504 in 2015. The unrecognized compensation cost as at December 31, 2015, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed, assuming Dr. Averback continued to elect equity compensation, is $21,289,495.

Warrants

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 9, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

Warrants outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding December 31, 2014	107,000	$0.54	2.21

Exercised	-	-	-
Granted	441,529	2.00	1.15
Expired	-	-	-
Cancelled	-	-	-

Outstanding December 31, 2015	548,529	$1.72	1.31

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

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Operating leases

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Less than one year	$134,042
Between one and five years	-
More than five years	-

Total	$134,042

In July 2014 and November 2013, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2015 and October 31, 2016, respectively.

The current leases for the Canadian and U.S. operations run for one year and two years respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the years ended December 31, 2015 and 2014, we incurred $288,395 and $364,723, respectively in expenses related to these operating leases.

Contingencies

On November 24, 2014, Roy Sapir, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the CEO of the Corporation. On February 10, 2016, the Court dismissed the lawsuit. No provision has been recognized in our financial statements for this legal proceedings

NOTE 14 - COST OF SALES

Materials cost expensed as cost of sales amounted to $50,625 and $46,504 for the years ended December 31, 2015 and 2014.

NOTE 15 - RESEARCH TAX CREDITS AND INCOME TAXES Research tax credits

Unused federal research tax credits may be used to reduce future federal income tax payable, which are not recognized and expire as follows:

2018	$5,228
2019	8,504
2020	23,093
2021	23,483
2022	53,537
2023	69,362
2024	22,561

2025	29,084
2026	66,314
2027	73,235
2028	71,538
2029	96,957
2030	174,430
2031	244,789
2032	287,586
2033	241,067
2034	163,684
$1,654,452

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Income taxes

	2015	2014	2013
Current income tax expense for the year	$–	$–	$-

Recognition of previously unrecognized tax loss	–	–	-

Current income tax expense	–	–	-

Deferred tax expense:
Recognition of previously unrecognized tax loss	–	(52,000)	-
Origination and reversal of temporary differences	–	(816,670)	(1,317,839)
Change in unrecognized deductible temporary differences	–	816,670	1,317,839
Deferred tax expense	–	(52,000)	-

Total income tax recovery	$–	$(52,000)	-

Reconciliation of effective tax rate:

	2015	2014		2013
Net loss for the year, before income taxes	$(17,893,863)	$(4,646,093	) $	(4,908,603)

Domestic tax rate applicable to the Corporation	26.9%	26.9%		26.9%

Income taxes at domestic tax statutory rate	(4,813,449)	(1,249,799)		(1,320,414)

Recognition of previously unrecognized tax loss	–	(52,000)		-

Change in unrecognized deductible temporary differences	4,809,979	816,670		1,317,839

Non-deductible expenses and other	3,470	433,129		2,575

Deferred tax recovery	$-	$(52,000)		$-

The Corporation was re-domiciled to The Bahamas in 2015 however its applicable tax rate is the Canadian combined rates applicable in the Canadian and U.S. jurisdictions in which it has nexus and is considered a taxpaying entity according to local tax laws.

As at December 31, 2015 and 2014, deferred tax (assets) and liabilities recognized were as follows:

	2015	2014	2013
Convertible notes	$–	$52,000	$-
Tax loss carry forward	$–	$(52,000)	-
Deferred tax (assets) liabilities	$–	$–	$-

As at December 31, 2015 and 2014, deferred tax assets not recognized were as follows:

	2015	2014	2013
Deferred revenue	$-	$674,795	$1,378,929
Tax loss carry forward	16,774,366	15,551,835	14,293,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Property and equipment and patents	2,012,128	2,027,751	2,012,128
Research and development expenditures	2,251,060	2,387,883	2,251,060
Share issue costs and financial costs	113,026	136,641	125,959
Unrecognized deferred tax assets	$21,150,580	$20,778,905	$20,061,428

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

At December 31, 2015, the amounts and expiry dates of tax attributes for which no deferred tax assets were recognized are as follows:

	Federal	Provincial

Research and development expenditures, without time limitation	$6,679,777	$11,646,360

Losses carried forward:
2024	581,932	581,932
2025	3,544,044	3,544,044
2026	3,807,913	3,700,607
2027	3,608,571	3,487,087
2028	2,750,121	2,750,121
2029	3,607,077	3,509,077
2031	7,385,581	7,368,724
2032	7,336,538	7,319,236
2033	6,653,591	6,636,788
2034	5,273,835	5,256,346
2035
	43,967,271	43,530,006

Other deductible temporary differences:
Share issue costs and financial costs	684,390	635,060
Excess of tax value of intellectual property and patent fees over carrying value	7,266,343	7,266,602
Excess of tax value of property and equipment over carrying value	294,415	294,415
Deferred revenue	-	2,508,533

US losses carried forward:
2017		1,932,153
2018		2,781,408
2019		1,077,985
2020		813,001
2021		664,129
2022		522,140
2023		564,484
2024		353,204
2025		264,237
2026		355,198
2027		372,942

2028	351,224
2029	86,251
2030	541,457
2031	479,755
2032	176,525
2033	121,051
2034	69,918
2035	126,804
$11,653,866

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

NOTE 16 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

	2015	2014	2013

Issued common shares at January 1	35,872,445	4,672,157	33,572,442
Effect of shares issued	1,530,153	581,722	575,224

Weighted average number of common shares outstanding at December 31	37,402,598	35,253,879	34,147,666

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options and warrants could potentially be dilutive in the future.

NOTE 17 - CAPITAL DISCLOSURES

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 - Common Stock Private Purchase Agreement). Since 2003 through to December 2014, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bears interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9). In 2015, the Corporation raised $2,435,453 and issued 1,084,450 common shares from private placement financings.

As part of its business plan, the Corporation anticipates the need to raise financing to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year. (See Note 23).

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

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

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

NOTE 18 - FINANCIAL RISK MANAGEMENT

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

Approximately 99 % and 56% of expenses that occurred during the years ended December 31, 2015 and 2014, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2015 or 2014.

The following table provides significant items exposed to foreign exchange:

CA$	2015	2014

Cash	$31,207	$5,840
Trade accounts receivable and other receivables	10,305	55,239
Trade accounts payable and accrued liabilities	(449,621)	(595,411)

Total	$(408,109)	$(535,332)

The following exchange rates were applied for the years ended December 31, 2015 and 2014:

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

	Average rate
	(twelve months)	Reporting date rate

US$ - CA$ - December 31, 2015	1.2788	1.3840
US$ - CA$ - December 31, 2014	1.1047	1.1601

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2015 by approximately $15,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2015 and 2014 are trade accounts receivable of $640 and $12,959, respectively, all of which were aged under 45 days. Two customers accounted for 100% and 86.8% of the trade receivables balance as of December 31, 2015 and 2014, respectively, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2015 or 2014.

At December 31, 2015, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible note bears interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes.

Based on the value of variable interest-bearing cash during the year ended December 31, 2015, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in Capital Disclosures above. Refer also to note 1. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 12 - Common Stock Private Purchase Agreement and the issuance of convertible notes as described in note 9.

The following are the contractual maturities of financial liabilities:

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

	Carrying	Less than
	amount	1 year	1 year to 5 years

Trade accounts payable and accrued liabilities:
December 31, 2015	$2,250,568	$2,250,568	$–
December 31, 2014	$1,976,145	$1,976,145	$–

Convertible notes (1) :
December 31, 2015	$814,672	$–	$1,070,000
December 31, 2014	$718,831	$–	$1,070,000
(1) Before financing costs

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

NOTE 19 - FINANCIAL INSTRUMENTS

Fair value disclosure

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

Finance income and finance costs

	2015	2014	2013
Interest income	$-	$361	$3,402

Interest and bank charges	91,957	(15,765)	(8,853)
Financial costs	–	(71,009)	-
Accretion of the other liabilities	(95,841)	(26,148)	-
Net foreign exchange gain	(45,761)	1,598	(18,195)
Net finance costs	$(233,559)	$(110,963)	$(23,646)

Finance income	$-	$1,959	$3,402
Finance costs	(233,559)	(112,922)	(27,048)
Net finance costs	$(233,559)	$(110,963)	$(23,646)

NOTE 20 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2015	$8,125	$221,926	$2,531,214
2014	$6,845	$290,061	$2,652,603
2013	$5,104	$365,277	$2,988,629

Property and equipment:
December 31, 2015	3,399	–	–
December 31, 2014	9,233	167	–

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

Revenues are attributed to geographic locations based on location of customers.

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

	2015	2014	2013

Customer A	$–	$-	$333,249
Customer B	24,803	134,393	119,325
Customer C	5,242	24,061	83,210
Customer D	11,787	43,282	46,625

One customer accounted for 100% of licensing revenues during 2015, 2014 and 2013 (refer to note 10).

NOTE 21 - RELATED PARTIES

Executive officers and directors participate in the Corporation’s stock option plan (see note 12 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2015	2014	2013

Salaries	$202,748	$746,224	$793,552
Short-term employee benefits	3,627	8,892	10,097
Stock-based compensation	15,769,906	1,544,311	238,860
	$15,976,281	$2,299,427	$1,042,509

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were $28,500 and $73,500 for the years ended December 31, 2015 and 2014, respectively.

NOTE 22 - PERSONNEL EXPENSES

	2015	2014	2013

Salaries	$485,559	$2,018,354	$1,994,783
Employer contributions	33,544	170,161	177,993
Short-term employee benefits	16,324	49,414	51,082
Stock-based compensation	15,771,025	1,466,038	123,700
	$16,306,452	$3,703,967	$2,347,558

The table above includes the compensation figures from the table in note 21.

NOTE 23 - SUBSEQUENT EVENTS

a) Prospectus Supplement

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share,

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Financial Statements
December 31, 2015, 2014 and 2013

from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

Chardan will be entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds from the sale of our common stock pursuant to the equity distribution agreement. In connection with the sale of the common stock on our behalf, Chardan may, and will with respect to sales effected in an “at-the-market” offering, be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Chardan may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Chardan against certain civil liabilities, including liabilities under the Securities Act.

b) Clinical results

On February 9th 2016, the Corporation announced successful clinical results from the completion of the Corporation’s U.S. 40 month (18 month outcomes) localized prostate cancer Phase 2 NX03-0040 clinical trial of fexapotide triflutate (NX-1207). The study successfully met its pre-determined endpoints. Cancer progression clinical outcomes were significantly improved in the fexapotide treated patient groups when compared to placebo. The clinical trial commenced in February 2012 at 28 U.S.investigational clinical trial sites and enrolled 147 patients with low grade localized (T1c) prostate cancer. The study lasted 40 months overall from the first patient randomized to the last patient 18 month endpoints

The Corporation has evaluated subsequent events through March 24, 2016, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. Although it has expressed no intention to do so the Audit Committee has the authorization to amend these financial statements.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2011	$9.890	$6.000
2012	$8.980	$6.000
2013	$8.190	$4.200
2014	$6.780	$0.330
2015	$4.37	$0.350

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2014	1st Quarter	$6.780	$5.020
	2nd Quarter	$5.760	$4.400
	3rd Quarter	$5.750	$3.810
	4th Quarter	$5.550	$0.330

2015	1st Quarter	$0.92	$0.35
	2nd Quarter	$2.00	$0.86
	3rd Quarter	$4.37	$1.13
	4th Quarter	$4.19	$3.11

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2015	$4.37	$2.87
November, 2015	$3.95	$2.87
December, 2015	$3.90	$3.60
January, 2016	$3.16	$2.11
February, 2016	$2.88	$2.04
March, 2016 (up to and including March 24, 2016)	$2.88	$2.04

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Bylaws and Articles of Incorporation

The Corporation’s Certificate of Continuation filed pursuant to the International Business Companies Act of the Commonwealth of The Bahamas, which we refer to as our articles of incorporation, are on file with the Acting Registrar General of the Commonwealth of The Bahamas under Corporation Number 175894 (B). Our articles of incorporation do not include a stated purpose and do not place any restrictions on the business that the Corporation may carry on.

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 31, 2016.

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

33

2.

This prospectus supplement and accompanying prospectus relates to the issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between us and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

Chardan will be entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds from the sale of our common stock pursuant to the equity distribution agreement. In connection with the sale of the common stock on our behalf, Chardan may, and will with respect to sales effected in an “at-the-market” offering, be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Chardan may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Chardan against certain civil liabilities, including liabilities under the Securities Act.

Exchange Controls

The Bahamas has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

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

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares of Nymox must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Canadian Resident Holders

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any common shares of Nymox (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose common shares of Nymox might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. This portion of the summary is not applicable to (i) a Holder that is a “specified financial institution” , (ii) a Holder an interest in which is a “tax shelter investment”, (iii) a Holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution” , or (iv) a Holder that reports its

“Canadian tax results” in a currency other than Canadian currency, or (v) a Holder that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of common shares of Nymox, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in proposed section 212.3 of the Tax Act , each as defined in the Tax Act. Such Holders should consult their own tax advisors.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Nymox Pharmaceutical Corporation, Bay & Deveaux Sts., Nassau The Bahamas, Attention: Investor Relations. Telephone (800) 936-9669. Facsimile (514) 332-2227 EMAIL: info@nymox.com

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). As of the date of the MD&A, the Common Stock Private Purchase Agreement has expired. In 2015, the Corporation raised $2,435,453 and issued 1,084,450 common shares from private placement financings.

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

Other than the financing discussed above, the Corporation does not have arranged sources of financing. See Note 23 to the consolidated financial statements.

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

Approximately 99% of expenses that occurred during the year ended December 31, 2015 (2014 - 56%; 2013 - 59%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2015, 2014 or 2013.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2015	December 31, 2014
Cash	$31,207	$5,840
Trade accounts receivable and other receivables	$10,305	$55,239
Trade accounts payable and accrued liabilities	$(449,621)	$(595,411)
	$(408,109)	$(534,332)

The following exchange rates were applied for the years ended December 31, 2015, 2014 and 2013:

	Average rate (twelve months)		Reporting date rate
US$ - CA$ - December 31, 2015		1.2788		1.3840
US$ - CA$ - December 31, 2014		1.1047		1.1601
US$ - CA$ - December 31, 2013		1.0299		1.0636

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2015 by approximately $15,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $640 (December 31, 2014 - $12,959), all of which were aged under 45 days. Two customers (December 31, 2014 - two customers) accounted for 100% (December 31, 2014 – 86.8%) of the trade receivables balance at December 31, 2015, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2015, nor for the year ended December 31, 2014.

At December 31, 2015, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

Based on the value of variable interest-bearing cash during the year ended December 31, 2015, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 17 - Capital disclosures. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 12 - Common Stock Private Purchase Agreement and the issuance of a convertible notes as described in note 9 – Convertible notes of the Consolidated Financial Statements.

The Corporation’s ability to raise capital through other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2015	$2,250,568	$2,250,568	–
December 31, 2014	$1,976,145	$1,976,145	–

Convertible notes (1) :
December 31, 2015	$814,672	–	$1,070,000
December 31, 2014	$718,831	–	$1,070,000
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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Corporation’s Chief Executive Officer, and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer, and the Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of December 31, 2015 because of the material weakness in our internal control over financial reporting that is described below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weakness, the Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2015 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

THAYER O’NEAL has issued its report dated March 30, 2016, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2015, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was not effective as of December 31, 2015 due to the material weakness described below.

Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2015 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements, were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the annual consolidated financial statements will not be prevented or detected on a timely basis.

Further, the Corporation restated its second quarter of 2015 financial statements to correct a material error in stock compensation expense. The Corporation has determined that as a result of the operational staff reductions referred to above, the Corporation did not employ a sufficient complement of accounting personnel at June 30, 2015 to ensure that complex, non-routine accounting matters were properly addressed under the accounting framework. The lack of accounting personnel with sufficient technical accounting skills attributed to the restatement and is a material weakness because a reasonable possibility exists that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk. See “Risk Factors”.

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

Regarding the material weakness related to lack of accounting personnel at June 30, 2015 to ensure that complex, non-routine accounting matters are properly addressed, the Corporation now seeks the assistance of external accounting and/or other specialists to assist in the accounting of non-routine complex accounting matters.

(c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report

(d) Changes in Internal Controls over Financial Reporting. Other than the material weakness described above, there have been no changes during the year ended December 31, 2015 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Richard Cutler, Esq., the Chairman of our Audit Committee, is an audit committee financial expert and is an independent director under the applicable listing rules of the Nasdaq Stock Market.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is Thayer O’Neal, CPA. During the calendar year ended December 31, 2015 we had three different audit firms as described in Item 16F

Fees and Services

For the years ended December 31, 2015 and 2014, Thayer O’Neal Company, LLC and KPMG LLP billed, for professional services, the following fees:

Description		ThayerONeal		KPMG
	US	2015	CAN	2015	CAN	2014
Audit fees		$16,122		$91,500		$214,000
Audit related fees		25,067		2,000		10,000
Tax fees		-		16,700		21,200
All other fees		-		-		-

Total		$41,189		$110,200		$245,200

Also during the year ended December 31, 2015, Nymox paid Cutler and Company $25,000 for audit related fees.

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

All Other Fees – there were no other professional services rendered during the years ended December 31, 2015 and 2014.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by ThayerONeal. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. ThayerONeal and our management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed on the table above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 15, 2015, the Board of Directors (the “Board”) of Nymox Pharmaceutical Corporation (the “Company”) approved the dismissal of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm.

The audit reports of KPMG on the Company’s financial statements as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle, except as follows:

KPMG’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2014 and 2013 contained an explanatory paragraph that states that the failure of two Phase 3 studies of NX-1207 materially affects Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations, and casts substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle, except as follows:

KPMG’s report indicates that the Company did not maintain effective internal control over financial reporting as of December 31, 2014 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the Company did not employ a sufficient complement of finance and accounting personnel to ensure that there was a proper segregation of incompatible duties relating to certain processes, primarily impacting the expenditures/disbursements processes and information technology controls, and sufficient compensating controls did not exist in these areas.

During the years ended December 31, 2014 and 2013 and through the subsequent interim period to July 15, 2015, the date of KPMG’s dismissal, there were no: (i) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events, except that KPMG advised the Company of the following material weakness: the Company did not employ a sufficient complement of finance and accounting personnel to ensure that there was a proper segregation of incompatible duties relating to certain processes, primarily impacting the expenditures/disbursements processes and information technology controls, and sufficient compensating controls did not exist in these areas.

On July 15, 2015, the Board approved the engagement of Cutler & Co., LLC (“Cutler”) to serve as the Company’s new independent registered public accounting firm. Prior to the date of Cutler’s engagement, the Company has not consulted with Cutler regarding (i) the application of accounting principles to a specific completed or contemplated transaction, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report was provided to the registrant nor oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement.

On December 15, 2015, the Board of Directors (the “Board”) of Nymox Pharmaceutical Corporation (the “Company”) was notified by Cutler & Co., LLC (“Cutler”) that Cutler had filed for deregistering with the PCAOB and was transferring its foreign issuers to Thayer O’Neal Company, LLC (“ThayerONeal”). Accordingly Cutler resigned as the Registrant’s independent registered public accounting firm.

The review of Cutler & Co on the Company’s financial statements as of and for the quarter ended June 30, 2015 resulted in no: (i) disagreements with Cutler & Co on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events, except that Cutler & Co advised the Company of the following material weakness: the Company did not employ a sufficient complement of finance and accounting personnel to ensure that there was a proper segregation of incompatible duties relating to certain processes, primarily impacting the expenditures/disbursements processes and information technology controls, and sufficient compensating controls did not exist in these areas.

On December 16, 2015, the Board approved the engagement of ThayerONeal to serve as the Company’s new independent registered public accounting firm. Prior to the date of ThayerONeal’s engagement, the Company has not consulted with ThayerONeal regarding (i) the application of accounting principles to a specific completed or contemplated transaction, other than that noted below, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report was provided to the registrant nor oral advice was provided that the new accounting firm concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting; or (iii) any matter that was either the subject of a disagreement.

With respect to item (i) in the preceding paragraph the Company engaged a specialist to value share based compensation expense related to the issuance of options and the modification of those options associated with an employment agreement with an officer of the Company at the request of KPMG, the independent registered accounting firm which preceded the appointment of Cutler & Co. In connection with that engagement, ThayerONeal has reviewed and tested the accounting model created by the specialist for future reliance thereon and has provided comments to management concerning that model.

ITEM 16G. CORPORATE GOVERNANCE

The Corporation is listed on the Nasdaq Stock Market. The Corporation complies with all the Nasdaq Stock Market corporate governance requirements.

On December 16, 2014, the Corporation was notified by the Nasdaq Listing Qualifications department that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days. However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to do so, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares. In May, 2015, the Corporation received notification from the Nasdaq Listing Qualifications department that it had regained compliance with the listing rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2015, 2014 and 2013 are included in Item 8 of this report and are incorporated by reference in this item.

ITEM 19.	EXHIBITS

The following exhibits are included with or incorporated by reference into this report:

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4(v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4(w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013.
4(x)	6% Secured Convertible Note between Nymox Pharmaceutical Corporation and Cantone Asset Management, LLC dated December 16, 2014. (filed herewith).
4(y)	Response Letter from KPMG in the Corporation’s 6-K dated July 16, 2015 (Incorporated by reference herewith)
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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
(Registrant)

/s/ Paul Averback
Paul Averback,
Title: President and Chief Executive Officer
Date: March 30, 2016

EXHIBIT INDEX - NYMOX PHARMACEUTICAL CORPORATION
Form 20-F Annual Report

Exhibit	Description
No.
1(a)	Articles of Incorporation, as amended. (incorporated by reference to Exhibit 3.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
1(b)	Bylaws of the Corporation (incorporated by reference to Exhibit 3.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(a)	Memorandum of Agreement between Paul Averback and the Corporation (incorporated by reference to Exhibit 10.1 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(b)	Share Option Plan of the Corporation (incorporated by reference to Exhibit 10.2 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(c)	Research and License Agreement between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.3 to the Corporation’s Form 20-F filed with the Commission December 9, 1996)
4(d)	Research and License Amendment between the Massachusetts General Hospital Corporation and the Corporation (incorporated by reference to Exhibit 10.5 to the Corporation’s Form 20-F filed with the Commission February 21, 1997)
4(e)	Common Stock Purchase Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.0 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(f)	Registration Rights Agreement between Nymox Pharmaceutical Corporation and Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.1 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(g)	Escrow Agreement among Nymox Pharmaceutical Corporation, Jaspas Investments Limited and Epstein, Becker & Green, P.C. dated November 1, 1999 (incorporated by reference to Exhibit 2.2 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(h)	Stock Purchase Warrant to purchase common shares issued to Jaspas Investments Limited dated November 1, 1999 (incorporated by reference to Exhibit 2.3 to the Corporation’s Form F-1 Registration Statement filed with the Commission February 29, 2000)
4(i)	Research and License Agreement between the Rhode Island Hospital Corporation and the Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4(j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4(s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4(t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4(u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4(v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4(w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013.
4(x)	6% Secured Convertible Note between Nymox Pharmaceutical Corporation and Cantone Asset Management, LLC dated December 16, 2014. (filed herewith).
4(y)	Response Letter from KPMG in the Corporation’s 6-K dated July 16, 2015 (Incorporated by reference herewith)
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.