Form 20-F
period 2016-12-31
NYMOX PHARMACEUTICAL CORP
filed 2017-03-31
CIK 1018735

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20–F

[   ] Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
or

[ X ] Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2016
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

Contact person: Erik Danielsen
Tel. 800-936-9669, e-mail: edanielsen@nymox.com, fax: 514-332-2227
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

49,115,518 shares as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3. KEY INFORMATION
Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by Thayer O’Neal Company, LLC of Houston, Texas in the United States as of and for the year ended December 31, 2015 and 2016 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION
Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2016	2015	2014	2013	2012
Current Assets	$2,017,660	$691,436	$1,395,770	$936,468	$1,739,061
Total Assets	$2,057,253	$712,231	$1,422,566	$966,385	$1,754,179
Total Current Liabilities	$1,367,845	$2,250,568	$4,484,678	$4,116,222	$3,672,759
Convertible notes	$930,828	$814,672	$718,831	$0	$0
Share Capital	$92,125,364	$84,954,211	$81,227,058	$76,046,549	$69,705,389
Total Equity	$(641,420)	$(2,753,009)	$(4,180,943)	$(6,058,370)	$(7,444,713)
Sales	$283,611	$252,732	$331,909	$741,410	$454,987
Total Revenues (including sales)	$283,611	$2,761,265	$2,949,509	$3,359,010	$3,072,587
Research & Development Expenditures (1)	$6,797,768	$8,649,510	$4,496.730	$5,719,872	$8,282,762
Loss from operating activities	$12,869,398	$17,660,304	$4,724,705	$4,884,957	$7,594,651
Net Loss	$13,109,608	$17,893,863	$4,594,093	$4,908,603	$7,627,589
Loss per Share (basic & diluted)	$0.28	$0.48	$0.13	$0.14	$0.23
Weighted Avg. No. of Common Shares	46,155,018	37,402,598	35,253,879	34,147,666	33,176,185

(1)	We earn research tax credits by making qualifying research and development expenditures. These amounts shown are net of research tax credits and grants.

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

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

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

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. Top-line results of the Phase 3 NX02-0017 and NX02-

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company's U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

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

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $17.9 million in 2015 and $13.1 million in 2016. As of December 31, 2016, Nymox’s accumulated deficit was approximately $131.1 million and we have negative cash flows from operations. As of December 31, 2016, we had working capital of $670,263.

We cannot say when, if ever, Nymox will become profitable or operate with positive cash flows from operations. Profitability will depend on our uncertain ability to generate revenues from the sale of our products and the licensing of our technology that will offset the significant expenditures required for us to advance our research, protect and extend our intellectual property and develop, manufacture, license, market, distribute and sell our

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

technology and products successfully. Similar types of expenditures in the past have contributed to the net losses reported above.

We Will Require Additional Funding to Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2016 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $2,017,660 and a working capital of $670,263 as of December 31, 2016. Cash flows used in operations during 2016 were $4,502,167.

Management believes that current cash balances as at December 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access additional capital through private placements of its Common Stock and or other financing mechanisms over the next year.

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

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2016 and 2015, we and our independent registered public accounting firm identified material weaknesses in the design and operation of our internal control over financial reporting. These material weaknesses relate to (1) incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and related information technology general controls, and sufficient compensating controls did not exist and (ii) the lack of a sufficient complement of accounting personnel to ensure that complex, non-routine accounting matters were properly addressed. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis. We have addressed the material weaknesses subsequent to December 31, 2016 by outsourcing accounting oversight and financial reporting functions to qualified accounting and financial reporting specialists.

We Face Challenges in Developing, Manufacturing and Improving Our Products

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

1207, our lead candidate for the treatment of BPH, a common disorder of older men. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Subsequent to the completion of the Phase 2 studies, the Corporation has reported positive results in several follow-up studies of BPH patients that participated in the Phase 2 studies. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company's U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible. Nevertheless, we cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. Similar requirements exist in many other countries.

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive. Our treatments under development for enlarged prostate BPH face significant competition from existing products. There are at least nine drugs approved for treatment of BPH: five proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin, (Uroxatral®), silodosin (Rapaflo®), and tadalofil (Cialis®)), a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

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

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

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

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

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

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

Corporation would be exposed to the risk that our litigation costs and liability could exceed our total assets and our ability to pay.

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. The Corporation issued convertible notes in the amount of $1,070,000 on December 16, 2014, convertible into 2,007,504 common shares of the Corporation at a conversion price of $0.533 per share that, if converted, will dilute our common stock. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 47,061,276 common shares of Nymox issued and outstanding as of March 30, 2017. A total of 548,529 warrants are outstanding, with exercise prices range from $0.54 to $2.00 and expiry dates range from January 2017 to December 2017. In addition, 3,372,000 share options are outstanding, of which 3,372,000 are currently vested. Expiry dates for Nymox options range from 0.5 year to 8.4 years (see note 12 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

Part I
ITEM 3. KEY INFORMATION
Selected Financial Data

Nymox has never paid any dividends and does not expect to do so in the foreseeable future. We expect to retain any earnings or positive cash flow in order to finance and develop Nymox’s business.

Part I
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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

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

Products

NicAlert™ for Tobacco Product Use and TobacAlert™ for Second-Hand Smoke Exposure

Nymox has developed and markets NicAlert™ and TobacAlert™, which are inexpensive, simple-to-use test strips for determining whether a person is using tobacco products (NicAlert™) or has been recently exposed to secondhand smoke (TobacAlert™). Both NicAlert™ and TobacAlert™ employ Serex, Inc.’s patented technology to provide an accurate read-out of levels of cotinine, a by-product of the body’s breakdown of nicotine and generally regarded as the best indicator of tobacco exposure for smokers and nonsmokers. The technology can be used with saliva as well as urine samples in order to detect tobacco product use. NicAlert™ and TobacAlert™ do not require instruments or special training to use and offer a quick, convenient means to test on-site whether a person, such as a child, teenager, student athlete or insurance applicant, is using a tobacco product or has been exposed to second-hand smoke.

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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

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

The technology used in these products is covered by patents and patent applications held by Nymox's subsidiary, Serex, Inc., both in the U.S. and elsewhere in the world

AlzheimAlert ™; an Aid to the Diagnosis of Alzheimer ’s disease

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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

Property and Equipment

Nymox Pharmaceutical Corporation leases office and research facilities in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space. A new lease was signed in November 2016 and expires in August 2018. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires October 31, 2017. Nymox Pharmaceutical Corporation and its two US subsidiaries Nymox Corporation and Serex, Inc. own equipment used in research and development work. Nymox believes that its facilities in Quebec and New Jersey are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

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

Part I
ITEM 4. INFORMATION ON THE CORPORATION

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

Our treatments under development for BPH face significant competition from existing products. There are eight drugs approved for treatment of BPH: five proprietary drugs (tadalofil (Cialis®), dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo®)) a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue

Part I
ITEM 4. INFORMATION ON THE CORPORATION

with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years. The revenue in 2016, 2015 and 2014 includes recognition of revenue related to the upfront payment of U.S. $13.1 million received from Recordati in December 2010.

Revenue by Geographic Market
Year Ended	Canada	United States	Europe & Other	Total
2016	$296	$232,319	$50,996	$283,611
2015	$8,125	$221,926	$2,531,214	$2,761,265
2014	$6,845	$290,061	$2,652,603	$2,949,509

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2016 and 2015. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 30, 2017. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

All figures are presented in U.S. dollars, unless otherwise stated.

Overview

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential products.

As of December 31, 2016, we had an accumulated deficit of $131.1 million, and our total liabilities exceeded our total assets. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing stock purchase agreements or other sources of capital in order to fund these operations and activities for the foreseeable future.

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

The Going Concern Basis of Presentation

Our auditors have consistently required that we disclose our history of operating losses, negative working capital and accumulated deficits and their opinion has historically included a paragraph emphasizing that although we

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

have these negative financial characteristics, the financial statements have been prepared on the going concern basis of presentation which foresees the utilization of assets and the discharging of liabilities in the ordinary course of business as opposed to the liquidation basis of accounting or some other basis that envisions a wind down of corporate operations.

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

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Compound financial instruments

Compound financial instruments issued by the Corporation include convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

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

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Results of Operations

The revenues in 2015 and 2014 include the recognition of revenue related to the upfront payment of 13.1 million received from Recordati in December 2010. During the first quarter of 2015, the collaborative agreement was terminated by Recordati and the results of operations included the recognition of all of the remaining deferred amount of $2,508,533 at the date of termination,

Results of Operations – 2016 compared to 2015 and 2014

Net losses were $13,109,608, or $0.28 per share, for the year ended December 31, 2016, compared to $17,893,863, or $0.48 per share, for the year ended December 31, 2015. Net loss includes stock compensation charges of $9,074,044 in 2016, $15,783,664 in 2015. The decrease in net loss for the twelve months ended December 31, 2016 compared to the same period in 2015 is primarily due to reduction in stock compensation charges. The results of operation for the years ended December 31, 2015 included the recognition of deferred revenues in the amount of $2,508,533 in 2015.

Revenues

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Revenues from sales of goods amounted to 283,611 for the year ended December 31, 2016, compared with $252,732 for the year ended December 31, 2015. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the year ended December 31, 2016, no amount was recognized as revenue relating to the upfront payment received from Recordati in December 2010 compared with $2,508,533 for the year ended December 31, 2015. The initial estimated service period of five years to recognize the upfront payment was modified, in February 2015, following the announcement, by Recordati, to interrupt the European clinical trial.

Research and Development

Research and development expenditures were $ $6,797,768 for the year ended December 31, 2016, compared with $8,649,510 for the year ended December 31, 2015. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation charges of $4,072,474 for the year ended December 31, 2016 and $5,676,371 for the year ended December 31, 2015. The decrease in expenses for the quarter ended December 31, 2016 is mainly attributable to a reduction of $669,547 in stock compensation and a decrease of $147,620 in in clinical trial expenditures. For the year ended December 31, 2016, a decrease of $352,727 in clinical trial expenditures combined with a decrease of $1,603,897 in stock compensation charges explained the reduction of expenses compared to the same period in 2015.

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

Marketing Expenses

Marketing expenditures were $6,752 for the year ended December 31, 2016 compared with $9,528 for the year ended December 31, 2015. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General and administrative expenses were $6,175,465 for the year ended December 31, 2016, compared with $11,602,216 for the year ended December 31, 2015. General and administrative expenditures also include stock compensation charges of $5,001,570 for the year ended December 31, 2016 and $10,107,293 in the comparative period in 2015. The decrease of $5,426,751 in expenses for the year ended December 31, 2016 is primarily attributable to a decrease of $5,105,723 in stock compensation charges and a decrease of $279,264 in professional fees compared to the same period in 2015. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs were $233,798 for the year ended December 31, 2016, compared with $200,349 for the year ended December 31, 2015 a. An amount of $201,756 for the year ended December 31, 2016 in interests and accretion expenses were incurred in connection with convertible notes.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016 or 2015.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2015 compared to 2014

Net losses were $17,893,863, or $0.48 per share, for the year ended December 31, 2015, compared to $4,594,093, or $0.13 per share, for the year ended December 31, 2014. Net loss includes stock compensation charges of $15,783,664 in 2015 and $ 1,579,914 in 2014. The increase in net loss for the twelve months ended December 31, 2015 compared to the same period in 2014 is primarily due to increases of $3,887,953 in net research and development expenditures and increases of $8,974,589 in general and administrative expenses.

Revenues

Revenues from sales of goods amounted to $252,732 for the year ended December 31, 2015, compared with $331,909 for the year ended December 31, 2014. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

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

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

statement of financial position amounted to $nil (as at December 31, 2014 - $2,508,533) as the balance of the deferred revenue was recognized in full during the first quarter of 2015.

Research and Development

Research and development expenditures were $8,649,510 for the year ended December 31, 2015, compared with $ and $4,761,557 for the year ended December 31, 2014. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation charges of $5,676,371 for the year ended December 31, 2015 and $631,217 for the year ended December 31, 2014.

The decrease in expenses for the quarter ended December 31, 2014 is mainly attributable to a reduction of $672,924 in clinical trial expenditures and a decrease of $140,517 in salaries and payroll related expenses.

Marketing Expenses

Marketing expenditures were $9,528 for the year ended December 31, 2015 compared with $186,616 for the year ended December 31, 2014. The decrease is mainly due to the reduction of $166,637 for the year ended December 31, 2015 in salaries and payroll related expenses following staff reductions. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $11,602,216 for the year ended December 31, 2015, compared with $2,817,201 for the year ended December 31, 2014. General and administrative expenditures also include stock compensation charges of $10,107,293 for the year ended December 31, 2015 and $948,697 in the comparative period in 2014. The increase of $8,785,015 in expenses for the year ended December 31, 2015 is primarily attributable to an increase of $9,158,596 in stock compensation charges and a decrease of $308,040 in salaries and payroll related expenses compared to the same period in 2014. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs were $ $200,349 for the year ended December 31, 2015, compared with $112,922 for the year ended December 31, 2014. An amount of $46,516 for the quarter and $184,771 for the year ended December 31, 2015 in interests and accretion expenses were incurred in connection with convertible notes.

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2016, cash and receivables including tax credits totaled $2,027,346 compared with $653,107 at December 31, 2015. The increase is mainly due to four private placements received in November and December for a total of $1,307,780. The decrease in tax credits receivable is explained by the receipt, in the first quarter of 2015, of $349,827 (CA$ 387,350) related to the 2013 tax credits receivable. Moreover, research tax credits were reviewed by Canadian government and reduced the amount to $126,515.

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

On January 20, 2016, the Corporation completed two $500,000 private placement financing for a total of $1,000,000 (see note 6(a) of the Unaudited Consolidated Financial Statements). A total of 500,000 shares were issued.

On January 29, 2016, the Corporation completed one private placement for an amount of $100,000 and 50,000 shares were issued.

On February 5, 2016, the Corporation completed one private placement for an amount of $1,000,000 and 500,000 shares were issued.

From April 1, 2016, to June 28, 2016, the Corporation completed two private placements for a total of $678,993 through one security broker. A total of 207,000 shares were issued.

From July 1, 2016, to September 30, 2016, the Corporation completed six private placements for a total of $2,060,380. A total of 980,271 shares were issued.

From October 1, 2016, to December 31, 2016, the Corporation completed four private placements for an amount of $1,307,780 and 489,828 shares were issued.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relied almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser.

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

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In November, 2013, we signed a Common Stock Private Purchase Agreement, whereby Lorros-Greyse was committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2013, subject to the same terms and conditions as before. Under this agreement, which became effective December 3, 2013, we received a total of $6,400,000 for the following shares under this Common Stock Private Purchase Agreement:

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

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The Common Stock Private Placement Agreement expired in November 2015 and was not renewed.

In total through December 31, 2016, Nymox has raised over $92.2 million through the issuance of common stock or securities exercisable for shares of common stock, since its incorporation in May 1995.

We have contractual obligations under long-term lease commitments for our premises in Canada of $4,830 per month until August 2018 and in the United States of $9,998 per month until October 2017 and contractual obligations under the 6% secured convertible notes. Corporation’s contractual obligations are summarized in the Management’s Discussion and Analysis below.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$160,041	$140,508	$19,533	$-
Insurance premium installments	$45,030	$45,030	$-	$-
Operating leases	$8,028	$8,028	$-	$-
Convertible notes	$1,070,000	$1,070,000	$-	$-
Interest and fees on convertible notes	$78,467	$78,467	$-	$-
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,361,566	$1,342,033	$19,533	$-

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

Transactions with Related Parties

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Corporation had no transactions with related parties in 2016 and 2015 other than those disclosed for key management personnel to note 21 of the Consolidated Financial Statements.

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

Approximately 99% of expenses that occurred during the year ended December 31, 2016 (2015 - 99%; 2014 -56%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016, 2015 or 2014.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2016	December 31, 2015
Cash	$89,005	$31,207
Trade accounts receivable and other receivables	$4,384	$10,305
Trade accounts payable and accrued liabilities	$(64,747)	$(449,621)
Total	$28,642	$(408,109)

The following exchange rates were applied for the years ended December 31, 2016, 2015 and 2014:

Exchange Rate US$ to CA$ by Period	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2016	1.3253	1.3427
US$ - CA$ - December 31, 2015	1.2788	1.3840
US$ - CA$ - December 31, 2014	1.1047	1.1601

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2016 by approximately $15,000, assuming that all other variables remained constant.

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $6,421 (December 31, 2015 - $640), all of which were aged under 45 days. Two customers (December 31, 2015 - two customers) accounted for 87.6% (December 31, 2015 – 100%) of the trade receivables balance at December 31, 2016, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2016, nor for the year ended December 31, 2015.

At December 31, 2016, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

Based on the value of variable interest-bearing cash during the year ended December 31, 2016, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2016	$1,367,845	$1,367,845	-
December 31, 2015	$2,250,568	$2,250,568	-

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Convertible notes (1) :
December 31, 2016	$930,828	1,070,000	$–
December 31, 2015	$814,672	–	$1,070,000

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

Outstanding Share Data

As at March 30, 2017, there were 49,251,167 common shares of Nymox issued and outstanding, as well as, 3,372,000 share options are outstanding, of which 3,372,000 are currently vested. There are 316,529 warrants outstanding. In addition, the convertible notes are convertible into 2,007,504 common shares.

Disclosure Controls and Procedures/Internal Control over Financial Reporting

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Corporation’s Chief Executive Officer, and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer, and the Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of December 31, 2016 because of the material weakness in our internal control over financial reporting that is described below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weakness, the Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2016 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Thayer O’Neal Company, LLC has issued its report dated March 30, 2017, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2016, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was not effective as of December 31, 2016 due to the material weakness described below.

Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2016 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements, were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the annual consolidated financial statements will not be prevented or detected on a timely basis.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. See “Risk Factors”

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, has developed a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation has taken steps necessary to outsource both the accounting oversight and financial reporting functions to qualified specialists. These steps have included transferring the accounting system to a new general ledger software system on a secure outsourced cloud platform.

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS Changes in accounting policies: New accounting standards and interpretations:

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2016, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

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

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

c) IFRS 16, Leases

This standard introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset is not of low value. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed. IFRS 16 requires enhanced disclosure by lessors of information about their risk exposure.

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

(d) IAS 12, Paragraph BC60 Recognition of Deferred Tax Assets for Unrealized Losses, Amendments to IAS 12

This standard requires that A deferred tax asset shall be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).Effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

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
  We have successfully completed several Phase 1 and Phase 2 multi-center, double-blind, placebo- controlled clinical trials, and follow-up studies, in the U.S. for NX-1207, our drug candidate for the treatment of BPH, and are presently in Phase 3. Top-line results of the Phase 3 NX02-0017 and NX02- 0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

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

  Tobacco exposure and other diagnostic tests. We developed and validated NicAlert™, which is an FDA- cleared test for tobacco product use, and TobacAlert™, which is an over-the-counter test for second-hand smoke exposure. These are completed projects with any further research and development costs being related to product improvement and obtaining regulatory approvals where required in order to expand the market for these products. The development of other new diagnostic tests using our patented diagnostic technologies is in early stage development. Because of the early stage of development of these projects, it is not possible to outline the nature, timing or estimated costs of the efforts necessary to complete any of

Part I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  neither them nor their anticipated completion dates. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the uncertainty about whether we will be able to successfully adapt our patented diagnostic technologies to these new diagnostic indicators, whether any new diagnostic tests we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such tests at a commercially competitive price.

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

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

	For the Year Ended December 31,
Research and Development Program	2016	2015	2014

Research and Development Program	$35,986	$33,764	$39,311
Alzheimer’s Disease: Therapeutics	3,384	9,322	13,966
Anti-Infectives	3,192	4,910	7,103
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	2,675,307	2,919,502	3,783,152
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	3,986	-	15,326

Total	$2,721,855	$2,967,498	$3,858,864

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows: 2013: $5,698,089; 2012: $6,586,039; 2011: $6,602,148; 2010: $4,551,719; 2009: $3,043,219; 2008: $2,388,911; 2007: $3,468,273; 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $65,869,965.

The Corporation expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis. We manage

  Part I

  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

  PART I

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  Directors and Senior Management

  Paul Averback, M.D., D.A.B.P., 66, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

  Randall Lanham, Esquire, 52, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

  Professor David Morse, Ph.D., 60, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

  Mr. James G. Robinson, 81, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson's leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

  Richard Cutler, Esq. 59, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Atlanta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

  Mr. Erik Danielsen, Chief Financial Officer, 58, is a graduate from Universite de Fribourg with a Master’s in Business Law and Corporate Finance. Mr. Danielsen a former Senior Auditor for Price Waterhouse and has extensive experience in international business. Mr. Danielsen is a former Credit Suisse Equity Strategist.

  Compensation

  Named Executive Officers

  The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2016 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2016 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

  PART I

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The unrecognized compensation cost as of December 31, 2016, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $21.2 million.

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

  Compensation Discussion and Analysis

  The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2016 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

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

  PART I

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

  Directors

  The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ended on December 31, 2016 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2016 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

  Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long- term incentive plans	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President	2016	-[3]	8,144,949[3]	-	-	-	-	$ 75,000	$ 8,219,949
Eric Danielson CFO[1]	2016	-	1,026,615	-	-	-	-	$ 250,000	$ 1,276,615
Randall Lanham General Counsel[2]	2016	-	-	-	-	-	-	$ 180,000	$ 180,000

  1Erik Danielsen became an Executive Officer on June 1, 2015. Not paid as an employee, paid as a contractor so compensation shown as other as opposed to salary

  2 Randall Lanham became an Executive Officer on June 1, 2015. Not paid as an employee, paid as a contractor so compensation shown as other as opposed to salary

  3Dr Averback has waived his salary, per his employment agreement. Under the employment agreement, he receives restricted stock on a monthly basis. Refer to note 12 of Consolidated Financial Statements.

  Outstanding Incentive Plan Awards as of December 31, 2016: Named Executive Officers

  PART I

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	Option-based Awards
Name	Number of securities underlying unexercised options			Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options
	Total	Unvested	Vested
Dr. Paul Averback	500,000		500,000	$7.08	01/24/21	$0
Dr. Paul Averback	500,000		500,000	$6.51	10/15/22	$0
Dr. Paul Averback	500,000		500,000	$5.88	01/09/24	$0
Dr. Paul Averback	1,025,000		1,025,000	$5.00	05/14/25	$0
Erik Danielsen	200,000		200,000	$1.74	6/30/25	$0
Randall Lanham	110,000		110,000	$1.74	6/30/25	$0

  Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

  Summary Compensation Table: Directors

  The following is a summary of director compensation for the year ended December 31, 2016:

Name	Fees Earned	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)

Randall Lanham, Esq.	$5,000	-	-	-	-	-	$5,000
David Morse, Ph.D.	$5,000	-	-	-	-	-	$5,000
James Robinson	$5,000	-	-	-	-	-	5,000
Richard Cutler	$5,000	-	-	-	-	-	$5,000

  Outstanding Incentive Plan Awards as of December 31, 2016: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in-the-money options
James G. Robinson	100,000	$1.74	June 30, 2025	$0
Randall Lanham, Esq.	10,000	$5.95	08/23/17	$0
Randall Lanham, Esq.	10,000	$3.61	07/16/18	$0
Randall Lanham, Esq.	10,000	$4.83	07/09/19	$0
Randall Lanham, Esq.	10,000	$2.90	07/16/20	$0
Randall Lanham, Esq.	10,000	$9.10	07/16/21	$0
Randall Lanham, Esq.	10,000	$6.88	07/16/22	$0

  PART I

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Randall Lanham, Esq.	10,000	$5.83	07/16/23	$0
Randall Lanham, Esq.	10,000	$5.15	08/14/24	$0
David Morse, Ph.D.	10,000	$5.95	08/23/17	$0
David Morse, Ph.D.	10,000	$3.61	07/16/18	$0
David Morse, Ph.D.	10,000	$4.83	07/09/19	$0
David Morse, Ph.D.	10,000	$2.90	07/16/20	$0
David Morse, Ph.D.	10,000	$9.10	07/16/21	$0
David Morse, Ph.D.	10,000	$6.88	07/16/22	$0
David Morse, Ph.D.	10,000	$5.83	07/16/23	$0
David Morse, Ph.D.	10,000	$5.15	08/14/24	$0

  The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

  Share Ownership

  As of March 30, 2017, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares	Percentage of Common
	Owned and	Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	18,181,448	37.0%
Paul Averback, M.D., Trustee	607,031[1]	1.2%
James G. Robinson	2,167,550	4.4%
David Morse, Ph.D.	396	*
Erik Danielson	400,000	0.8%

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

  PART I

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

  PART I

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

  In its St. Laurent and Hasbrouck Heights offices, As at December 31, 2016, the Corporation employed four persons in research and development and two in administration and marketing. For the year 2015, the Corporation employed six persons; for the year 2014, the Corporation employed eight persons.

  PART I

  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  Major Shareholders

  The following table sets out as of March 30, 2017, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares

Dr. Paul Averback	18,181,448	37.0%
All directors and officers as a group	20,956,425	42.7%

  The above shareholders have the same voting rights as all other shareholders. The percent of class of common shares held by Dr. Paul Averback is 37.0% as of March 30, 2017 (34.6% as of March 30, 2016; 29.7% as of March 31, 2015).

  All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

  Related Party Transactions

  The Corporation did not have any related party transactions other than salaries, benefits and stock based compensation disclosed above for the years ended December 31, 2016 and 2015.

  Refer to Note 21 of the consolidated financial statements for key management personnel disclosures. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. See note 12 to the Consolidated Financial Statements.

  ITEM 8. FINANCIAL INFORMATION

  In 2016, revenues of Nymox Pharmaceutical Corporation’s US subsidiaries were $232,319 and revenues of its Canadian Corporation were $51,292 (including Europe and other). We refer to Note 20 of the financial statements below.

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

  ITEM 8. FINANCIAL INFORMATION

  Legal proceedings were filed before the Superior Court of the District of Montreal bearing Court file number 500-17-093342-163 on or about April 1, 2016 by the Commission des Normes du Travail against Nymox Pharmaceutical Corporation as a result of a collective dismissal of the Company’s former employees. The value of the claim amounts to $147,164.38 (plus interest). The proceedings have been suspended in order to allow time for the parties to begin settlement discussions. Chances of success on the merits cannot be presently assessed given the preliminary stages of the file (examinations on discovery to be scheduled should the suspension be lifted).

  ITEM 8. FINANCIAL INFORMATION

  Consolidated Financial Statements of

  NYMOX PHARMACEUTICAL CORPORATION

  As of December 31, 2016 and 2015

  ITEM 8. FINANCIAL INFORMATION

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

  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 30, 2017 expressed an adverse opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

  /S/ Thayer ‘ONeal Company, LLC

  March 30, 2016
  Thayer O’Neal Company, LLC
  Houston, Texas

  ITEM 8. FINANCIAL INFORMATION

  NYMOX PHARMACEUTICAL CORPORATION
  Consolidated Financial Statements
  As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Financial Statements
	Consolidated Statements of Financial Position	56
	Consolidated Statements of Comprehensive Income	57
	Consolidated Statements of Changes in Equity	58
	Consolidated Statements of Cash Flows	60
Notes to Consolidated Financial Statements
1.	Business activities and future operations	61
2.	Basis of preparation	7
3.	Significant accounting policies	9
4.	New accounting standards and interpretations	13
5.	Property and equipment	14
6.	Intangible assets	14
7.	Accounts payable and accrued liabilities	14
8.	Other liabilities	15
9.	Convertible notes	15
10.	Licensing revenues and deferred revenue	16
11.	Preferred shares of a subsidiary and non-controlling interest	16
12.	Share capital	16
13.	Commitments and contingencies	20
14.	Cost of sales	21
15.	Research tax credits and grants and income taxes	21
16.	Earnings per share	23
17.	Capital disclosures	24
18.	Financial risk management	24
19.	Financial instruments	26
20.	Segment disclosures	27
21.	Related parties	27
22.	Personnel expenses	28
23.	Subsequent events	28

  NYMOX PHARMACEUTICAL CORPORATION
  Consolidated Statements of Financial Position
  December 31, 2016 and 2015
  (In US dollars)

ASSETS	Notes	2016	2015
Current assets
Cash and cash equivalents		$2,017,660	$374,463
Accounts receivable		6,421	640
Other receivables		3,265	7,446
Research credits receivable		-	270,558
Inventory		2,590	37,644
Security deposit		7,487	-
Prepaid expenses and other current assets		685	685
Total current assets		2,038,108	691,436
Property and equipment	5	1,749	3,399
Other assets		17,396	17,396

Total assets		$2,057,253	$712,231

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	7,8	$1,367,845	$2,250,568
Total current liabilities		1,367,845	2,250,568
Non-current liabilities
Convertible notes	9	930,828	814,672
Preferred shares of a subsidiary	11	400,000	400,000
Total liabilities		2,698,673	3,465,240
Equity
Share capital	12	92,125,364	84,954,211
Additional paid-in capital	9,12	38,323,766	30,273,722
Accumulated deficit		(131,090,550)	(117,980,942)
Total equity (deficit)		(641,420)	(2,753,009)
Business activities and future operations
Commitments and contingencies	13
Subsequent events	23
Total liabilities and equity (deficit)		$2,057,253	$712,231

  The accompanying notes are on integral part of these consolidated financial statements

  NYMOX PHARMACEUTICAL CORPORATION
  Consolidated Statements of Comprehensive Income
  For the Years Ended
  December 31, 2016, 2015 and 2014
  (In US dollars)

	Notes	2016	2015	2014
Revenues
Sales of goods		$283,611	$252,732	$331,909
Licensing revenue	10	-	2,508,533	2,617,600

Total revenue		283,611	2,761,265	2,949,509
Expenses
Research and development	12	6,797,768	8,649,510	4,761,557
Less research tax credits	15	-	-	(264,827)

Net research and development		6,797,768	8,649,510	4,496,730
General and administrative	12	6,175,466	11,602,216	2,817,201
Marketing	12	6,752	9,528	186,616
Cost of goods sold	14	173,023	160,315	173,667

Total expenses		13,153,009	20,421,569	7,674,214

Loss from operations		(12,869,398)	(17,660,304)	(4,724,705)

Other income (expense)
Finance costs	19	(240,210)	(233,559)	(110,963)
Gain on settlement agreement				189,575

Loss before income taxes		(13,109,608)	(17,893,863)	(4,646,093)
Income tax provision (recovery)	15	-	-	-

Net loss		$(13,109,608)	$(17,893,863)	$(4,594,093)

Basic and diluted loss per share	16	$(0.28)	$(0.48)	$(0.13)
Weighted average number of common shares outstanding	16	46,155,018	37,402,598	35,253,879

  The accompanying notes are on integral part of these consolidated financial statements.

  NYMOX PHARMACEUTICAL CORPORATION
  Consolidated Statements of Changes in Equity
  For the Years Ended
  December 31, 2016, 2015 and 2014
  (In US dollars)

					Additional	Accumulated
Description	Note	Number	Amount	Subscriptions	Paid-In	Deficit	Total

December 31, 2013		34,672,157	$76,046,549	$-	$13,031,067	$(95,135,986)	$(6,058,370)

Share issuance	12	1,142,059	5,150,000	-	-	-	5,150,000
Subscriptions		-	-	200,000	-	-	200,000
Share issuance costs		-	-	-	-	(257,500)	(257,500)
Options settled	8	-	-	-	(397,872)	-	(397,872)
Shares issued in debt settlement		58,229	30,509	-	-	-	30,509
Warrants issued with convertible debt		-	-	-	29,532	-	29,532
Equity component of convertible note		-	-	-	188,937	-	188,937
Deferred tax on convertible note charged to equity	15	-	-	-	-	(52,000)	(52,000)
Share based compensation	12	-	-	-	1,579,914	-	1,579,914
Net loss		-	-	-	-	(4,594,093)	(4,594,093)

December 31, 2014		35,872,445	81,227,058	200,000	14,431,578	(100,039,579)	(4,580,943)

Share issuance		2,615,974	3,727,153	-	-	-	3,727,153
Subscriptions				(200,000)	-	-	(200,000)
Issuance costs		-	-	-	-	(47,500)	(47,500)
Warrants on convertible notes		-	-	-	58,480	-	58,480
Share compensation	12	4,500,000	-	-	15,783,664	-	15,783,664
Net loss		-	-	-	-	(17,893,863)	(17,893,863)

December 31, 2015		42,988,419	84,954,211		30,273,722	(117,980,942)	(3,153,009)

Share issuance		2,727,099	6,147,153	-	-	-	6,147,153
Share compensation	12	3,400,000	1,024,000	-	8,050,044	-	9,074,044
Net loss		-	-	-	-	(13,109,608)	(13,109,608)

December 31, 2016		49,115,518	$92,125,364	$-	$38,323,766	$(131,090,550)	$(1,041,420)

  The accompanying notes are on integral part of these consolidated financial statements.

  NYMOX PHARMACEUTICAL CORPORATION
  Consolidated Statements of Cash Flow
  For the Years Ended
  December 31, 2016, 2015 and 2014

CASH FLOWS FORM OPERATIGN ACTIVITIES	Notes	2016	2015	2014

Net loss		$(13,109,608)	$(17,893,863)	$(4,594,093)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	5	3,438	6,002	6,649
Share based compensation	11	9,074,044	15,783,663	1,579,914
Accretion expense		116,156	95,841	110,963
Gain on settlement agreement		-	-	(189,575)
Deferred tax recovery		-	-	(52,000)
Changes in operating assets and liabilities:
Accounts receivable and other receivables		(1,600)	52,489	160,061
Research tax credit receivable		270,558	344,096	(254,324)
Security deposit		(7,487)	-	-
Prepaid expense		-	(685)	20,291
Inventory		35,054	50,625	(48,581)
Accounts payable and accrued liabilities		(882,722)	317,522	434,423
Deferred revenue		-	(2,508,533)	(2,617,600)
Finance costs paid		-	-	(71,607)

Net cash used in operating activities		(4,502,167)	(3,752,843)	(5,515,479)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(1,788)	-	(3,528)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of share capital	12	6,147,153	3,385,633	5,150,000
Proceeds form share capital subscriptions		-	3,385,633	200,000
Share issue costs		-	(47,500)	(257,500)
Proceeds from the issuance of convertible notes		-	-	1,070,000
Payments under option settlement agreements	8	-	(43,100)	(181,044)

Net cash provided from financing activities		6,147,153	3,495,033	5,855,756

Net (decrease) increase in cash and cash equivalents		1,643,198	(257,810)	336,749

CASH AND CASH EQUIVALENTS
Beginning of year		374,462	632,272	295,523
End of year		$2,017,660	$374,462	$632,272

SUPPLEMENTAL DISCLOSURE
Income taxes paid		$-	$-	$-
Interest paid		$-	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Shares and warrants issued on connection with converitble notes		$-	$58,480	$36,532
Share issued in settlement of finance charge		$-	$-	$23,509

  The accompanying notes are an integral part of these financial statements

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  NOTE 1 - BUSINESS ACTIVITIES AND BASIS OF PRESENTATION

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

  Going Concern

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

  The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as at December 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. The Corporation intends to access financing through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

  Statement of Compliance

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

  The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on March 30, 2017.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

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

  The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2016, 2015 and 2014, the Corporation held no assets or liabilities required to be measured at fair value.

  Financial assets

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of compound financial instrument is not re-measured subsequent to initial recognition.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  The estimated useful lives for the current and comparative periods are represented by the following estimated useful lives:

Asset Classification	Useful life

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment and fixtures	5 years

  Depreciation methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

  Intangible assets

  Intellectual property rights

  Intellectual property rights that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

  Research and development expenditures

  Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. No development expenditures have been capitalized as of December 31, 2016 or 2015.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Foreign currency

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Reclassifications

  Certain reclassifications have been made to the financial statements presented herein for prior periods to conform to the reporting format adopted for the 2016 financial statements. Specifically, we have eliminated the non-controlling interest historically reported from the March 2, 2000 acquisition of Serex, Inc. and combined it with additional paid in capital.

  NOTE 3 - NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

  Issued but not yet adopted

  A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2016, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  IFRS 16, Leases

  This standard introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset is not of low value. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed. IFRS 16 requires enhanced disclosure by lessors of information about their risk exposure.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  leases applying IFRS 16 from the date of initial application. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

  IAS 12, Paragraph BC60 Recognition of Deferred Tax Assets for Unrealized Losses, Amendments to IAS 12 This standard requires that A deferred tax asset shall be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

  Effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

  NOTE 4 - PROPERTY AND EQUIPMENT

  The carrying value of property and equipment included the following changes for the years ended December 31, 2016 and 2015

	Laboratory	Computer	Office	Total
	equipment	Equipment	Equipment

Cost
Balance at December 31, 2014	$418,427	$31,664	$102,113	$552,204
Additions	–	–	–	–
Disposals	–	(2,033)	(13,592)	(15,625)

Balance at December 31, 2015	$418,427	$29,631	$88,521	$536,579
Additions	–	1,788	–	1,788
Disposals	–	–	–	–

Balance at December 31, 2016	$418,427	$31,419	$88,521	$538,367

Accumulated depreciation
Balance at December 31, 2014	$417,226	$27,053	$98,525	$542,804
Depreciation for the year	1,182	1,984	2,474	5,640
Disposals	–	(1,672)	(13,592)	(15,264)

Balance at December 31, 2015	418,408	27,365	87,407	$533,180
Depreciation for the year	19	2,862	557	3,438
Disposals	–	–	–	–

Balance at December 31, 2016	$418,427	$30,227	$87,964	$536,618

Carrying amounts
At December 31, 2015	$19	$2,266	$1,114	$3,399
At December 31, 2016	$–	$1,192	$557	$1,749

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

  NOTE 5 - INTANGIBLE ASSETS

  The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2016 and 2015, are still property of the Corporation.

  NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities as of December 31, 2016 and 2015, consisted of the following:

Description	2016	2015

Accounts payable	$1,142,102	$1,840,178
Accrued liabilities:
Payroll related liabilities	211,476	208,997
Other accrued liabilities	14,267	201,393

Total accounts payable and accrued liabilities	$1,367,845	$2,250,568

  NOTE 7 - OTHER LIABILITIES

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  As of December 31, 2016, no further amounts remain to be paid under this agreement.

  NOTE 8 - CONVERTIBLE NOTES

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

  The carrying value of the convertible noted included the following changes for the years ended December 31, 2016 and 2015:

Description	2016	2015

Balance, beginning of the period	$814,672	$718,831
Convertible notes issued for cash	-	-
Debt issue costs	-	-
Accretion expense	116,156	95,841

Balance, end of the period	$930,828	$814,672

  In connection with the issuance of the convertible notes, the Corporation issued 548,529 warrants to the placement agent as part of the placement fee. The warrants are classified as equity as they meet the criteria for such classification. See note 12.

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

  NOTE 9 - LICENSING REVENUES AND DEFERRED REVENUE

  On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  For the years ended December 31, 2016 and 2015, revenues in the amount of $0 and $2,508,533 was recognized related to this agreement.

  NOTE 10 - PREFERRED SHARES OF A SUBSIDIARY AND NON-CONTROLLING INTEREST

  The preferred shares of a subsidiary relate to convertible preferred shares of Serex in the amount of $400,000. These preferred shares are convertible into common shares of Serex at a price of $3.946 per share. The preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion was originally presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest. We have determined that the presentation of these shares as non-controlling interest has no functional impact on the presentation of our financial position as the subsidiary is non-operating and have combined this component of equity into additional paid in capital in these financial statements.

  NOTE 11 - SHARE CAPITAL

  Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2016 and 2015 were as follows

Description	2016	2015
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding and fully paid:
Number of common shares	49,115,518	42,988,419
Dollars	$92,125,364	$84,954,211

  The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  The Corporation issued 0 and 648,466 common shares to the Purchaser during the years ended December 31, 2016 and 2015, respectively for aggregate proceeds of $0 and $950,000 in 2016 and 2015, respectively under the agreements. All issued shares were fully paid.

  In the first quarter of 2016, the Corporation completed four private placements for a total of $2,100,000. A total of 1,050,000 common shares were issued at an average price of $2.00 per share.

  In the second quarter of 2016, the Corporation completed private placement for a total of $678,993 through one security broker. A total of 207,000 shares were issued at the average price of $3.28 per share. The corporation has agreement with the same security broker to issuance and sale of shares up to $12,000,000.

  In the third quarter of 2016, the Corporation completed six private placements for a total of $2,060,380. A total of 980,271 shares were issued at an average price of $2.10 per share.

  In the fourth quarter of 2016, the Corporation completed four private placements for a total of $1,307,780. A total of 489,828 shares were issued at an average price of $2.67 per share.

  Stock options

  The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of December 31, 2016, 4,128,000 options could still be granted by the Corporation.

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

	Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding December 31, 2014	5,829,500	$4.39	3.92
Expired	(787,500)	5.07
Granted	1,515,000	1.15
Cancelled (note 8)	(37,500)	6.47

Outstanding December 31, 2015	6,519,500	$4.43	4.28
Expired	(3,147,500)	2.99
Cancelled	-
Granted	-

Outstanding December 31, 2016	3,372,000	$5.78	6.67

Options exercisable	3,372,000	$5.78	6.67

  The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2016, 2015 and 2014 as follows:

Functional Expense Category	2016	2015	2014

General and administrative expense	$5,001,570	$10,107,293	$948,697
Research and development expense	4,072,474	5,676,371	631,217

Total	$9,074,044	$15,783,664	$1,579,914

  The fair value of the options granted during the years ended December 31, 2015 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

Assumption	Value

Share price	$5.24
Exercise price	$5.24
Risk-free interest rate	1.41%

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

Expected volatility	58.99%
Expected option life in years	5
Expected dividend yield	-

  The weighted average grant-date fair value of options granted during the year ended December 31, 2015 was $5.78 per option.

  Expected volatility was estimated considering historic average share price volatility.

  Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

  On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $8,144,949 in 2016. The unrecognized compensation cost as at December 31, 2016, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed, assuming Dr. Averback continued to elect equity compensation, is $13,144,546.

  Warrants

  On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 9, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

  Warrant outstanding as of December 31, 2016 and 2015, had the following attributes:

		Weighted average
	Weighted average	Remaining contractual
Number	Exercise price	life (in years)

548,529	$1.72	1.31

  The fair value of the services provided of $29,532 was estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions:

Date Granted	December 16, 2014
Share price	$0.41
Exercise price	$0.54
Risk-free interest rate	1.00%

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

Expected dividend yield	-%
Expected share price volatility	123%
Expected warrant life in years	3

  Pricing models require the input of highly subjective assumptions including the expected share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s warrants.

  NOTE 12 - COMMITMENTS AND CONTINGENCIES

  Operating leases

  Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Payment Term	Amount

Less than one year	$140,508
Between one and five years	19,533
More than five years	-

Total	$160,041

  In November 2016 and October 2016, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2018 and October 31, 2017, respectively.

  The current leases for the Canadian and U.S. operations run for two years and one year respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the years ended December 31, 2016 and 2015, we incurred $264,825 and $288,395, respectively in expenses related to these operating leases.

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

  NOTE 13 - INCOME TAXES

  The Corporation was re-domiciled to The Bahamas in 2015 however its applicable tax rate is the Canadian combined rates applicable in the Canadian and U.S. jurisdictions in which it has nexus and is considered a taxpaying entity according to local tax laws.

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  Nymox recognized a provision (recovery) for federal income taxes for the years ended December 31, 2016, 2015 and 2014 in the amounts of $0, $0 and ($52,000), respectively.

  The following table is a reconciliation of effective tax rate:

Description	2016	2015	2014

Net loss for the year, before income taxes	$(13,109,608)	$(17,893,863)	$(4,646,093)
Domestic tax rate applicable to the Corporation	26.9%	26.9%	26.9%

Income taxes at domestic tax statutory rate	(3,526,485)	(4,813,449)	(1,249,799)
			(52,000)
Recognition of previously unrecognized tax loss	–	–
			816,670
Permanent differences – primarily share based compensation	2,389,341	4,038,662
			433,129
Change in valuation allowance	1,137,144	774,787

Deferred tax provision (recovery)	$-	$-	$(52,000)

  As at December 31, 2016 and 2015, deferred tax assets not recognized were as follows:

Description	2016	2015

Tax loss carry forward	$27,977,184	$26,887,493
Property and equipment and patents	2,044,950	1,947,761
Share issue costs and financial costs	63,290	113,026

Unrecognized deferred tax assets	$30,085,424	$28,948,280

  Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

  Research tax credits

  The Company incurs expenditures which qualify for research tax credits both in Canada and the US. Research tax credits are calculated as a percentage of the increase in research and development expenditures year over year. Qualifying expenditures not used for credit calculation can be carried forward indefinitely. Research expenditures qualifying for the tax credit and currently being carried forward amounted to $2,359,599 as of December 31, 2016. An applicable tax rate can only be determined in the year of utilization.

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  The amount of net operating loss carryforwards for US Federal income tax purposes by year of expiration is detailed below:

Expiring in the Year Ending
December 31,	Amount

2017	$1,932,153
2018	2,781,408
2019	1,077,985
2020	813,001
2021	664,129
2022	522,140
2023	564,484
2024	353,204
2025	264,237
2026	355,198
2027	372,942
2028	351,224
2029	86,251
2030	541,457
2031	479,755
2032	176,525
2033	121,051
2034	69,918
2035	126,804
2036	147,463

Total	$11,801,329

  The amount of net operating loss carryforwards for US Federal income tax purposes by year of expiration is detailed below:

Expiring in the Year Ending
December 31,	Federal	Provincial

2017	$4,999,455	$4,849,455
2018	4,783,213	4,779,210
2019	3,314,296	3,310,115
2020	4,023,979	4,013,522
2021	3,049,504	3,029,452
2022	3,389,599	3,372,943
2023	4,363,831	4,330,812
2024	3,729,405	3,720,047
2025	3,568,308	3,565,233
2026	4,056,377	4,002,759
2027	4,730,889	4,662,848
2028	3,711,885	3,701,642

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

2029	4,044,910	3,904,995
2030	6,057,453	5,821,352
2031	5,606,985	5,120,075
2032	5,665,504	5,375,737
2033	4,601,277	4,046,240
2034	3,014,179	2,459,148
2035	2,110,200	2,110,200
2036	3,859,033	3,859,033

Total	$82,680,282	$80,034,818

  NOTE 14 - EARNINGS PER SHARE

  Weighted average number of common shares outstanding:

Description	2016	2015

Issued common shares at January 1	42,988,419	35,872,445
Effect of shares issued	3,166,599	1,530,153

Weighted average number of common shares outstanding at December 31	46,155,018	37,402,598

  Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options and warrants could potentially be dilutive in the future.

  NOTE 15 - CAPITAL DISCLOSURES

  On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bears interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9). In 2016, the Corporation raised $7,171,153 and issued 3,127,099 common shares from private placement financings.

  Approximately 99 % and 99% of expenses that occurred during the years ended December 31, 2016 and 2015, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016 or 2015.

  The following table provides significant items exposed to foreign exchange:

CA$	2016	2015

Cash	$89,005	$31,207
Trade accounts receivable and other receivables	4,384	10,305
Trade accounts payable and accrued liabilities	(64,747)	(449,621)

Total	$28,642	$(408,109)

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  The following exchange rates were applied for the years ended December 31, 2016 and 2015:

	Average rate	Rate at
Description	for Year	Year End

US$ - CA$ - December 31, 2016	1.3253	1.3427
US$ - CA$ - December 31, 2015	1.2788	1.3840

  Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2016 by approximately $15,000, assuming that all other variables remained constant.

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

  The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2016 and 2015 are trade accounts receivable of $6,421 and $640, respectively, all of which were aged under 45 days. Two customers accounted for 87.6% and 100% of the trade receivables balance as of December 31, 2016 and 2015, respectively, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2016 or 2015.

  At December 31, 2016, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

  Based on the value of variable interest-bearing cash during the year ended December 31, 2016, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

  Liquidity risk

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  The following are the contractual maturities of financial liabilities:

		Less than	1 year to 5
Description	Carrying Amount	1 year	years

Trade accounts payable and accrued liabilities
December 31, 2016	$1,367,845	$1,367,845	$–
December 31, 2015	$2,250,568	$2,250,568	$–

Convertible notes
December 31, 2016	$930,828	$1,070,000	$–
December 31, 2015	$814,672	$–	$1,070,000

  The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

  NOTE 16 - FINANCIAL INSTRUMENTS

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

  Finance income and finance costs

Description	2016	2015	2014

Interest income	$3,727	$–	$361

Interest and bank charges	(117,641)	(91,957)	(15,765)
Financial costs		–	(71,009)
Accretion of the other liabilities	(116,156)	(95,841)	(26,148)
Net foreign exchange gain	(10,140)	(45,761)	1,598

Net finance costs	$(240,210)	$(233,559)	$(110,963)

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

Finance income	$3,727	$–	$1,959
Finance costs	(243,937)	(233,559)	(112,922)

Net finance costs	$(240,210)	$(233,559)	$(110,963)

  NOTE 17 - SEGMENT DISCLOSURES

  The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

  Information regarding the geographic reportable segment is as follows:

		United	Europe
Description	Canada	States	and other
Revenues
2016	$296	$232,319	$50,996
2015	$8,125	$221,926	$2,531,214
2014	$6,845	$290,061	$2,652,603
Property and equipment
December 31, 2016	$1,749	$–	$–
December 31, 2015	$3,399	$–	$–

  Revenues are attributed to geographic locations based on location of customers.

  Major customers

  Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

Description	2016	2015	2014

Customer A	$7,373	24,803	134,393
Customer B	$3,670	5,242	24,061
Customer C	$9,600	11,787	43,282

  One customer accounted for 100% of licensing revenues during the years ended December 31, 2015 and 2014 (refer to note 10).

  NOTE 18 - RELATED PARTIES

  Executive officers and directors participate in the Corporation’s stock option plan (see note 12 (b)). Executive officers are covered under the Corporation’s health plan.

  Key management personnel compensation is comprised of:

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

Description	2016	2015	2014

Salaries	$–	$202,748	$746,224
Short-term employee benefits	1,856	3,627	8,892
Stock-based compensation	9,071,429	15,769,906	1,544,311

Total	$9,073,285	$15,976,281	$2,299,427

  Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were nil and $28,500 for the years ended December 31, 2016 and 2015, respectively.

  NOTE 19 - PERSONNEL EXPENSES

Description	2016	2015	2014

Salaries	$276,457	$485,559	$2,018,354
Employer contributions	30,488	33,544	170,161
Short-term employee benefits	18,368	16,324	49,414
Stock-based compensation	9,071,429	15,771,025	1,466,038

Total	$9,396,742	$16,306,452	$3,703,967

  The table above includes the compensation figures from the table in note 21.

  NOTE 20 - SUBSEQUENT EVENTS

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  The Corporation has evaluated subsequent events through March 30, 2017 the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. Although it has expressed no intention to do so the Audit Committee has the authorization to amend these financial statements.

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

  Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2012	$8.980	$6.000
2013	$8.190	$4.200
2014	$6.780	$0.330
2015	$4.37	$0.350
2016	$5.79	$1.62

  Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2015	1st Quarter	$0.92	$0.35
	2nd Quarter	$2.00	$0.86
	3rd Quarter	$4.37	$1.13
	4th Quarter	$4.19	$3.11

2016	1st Quarter	$3.26	$1.79
	2nd Quarter	$3.88	$2.07
	3rd Quarter	$5.79	$1.62
	4th Quarter	$4.73	$2.67

  Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2016	$4.73	$3.10
November, 2016	$3.97	$2.85
December, 2016	$3.25	$2.67
January, 2017	$3.24	$2.67
February, 2017	$3.78	$3.04
March, 2017 (up to and including March 24, 2017)	$3.69	$3.20

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Limitations On Right To Own Securities

  Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Corporation, and the value of the assets of our Corporation were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2015 was CDN$369 million and in 2016 is CDN$369 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

(a)	an acquisition of our shares if the acquisition were made in the ordinary course of that person’s business
(b)

  as a trader or dealer in securities; an acquisition of control of the Corporation in connection with the foreclosure of a security interest granted for a loan or other assistance and not for any purpose related to the provisions the Investment Act; and

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

(c)

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

  Material Contracts

  The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 31, 2017.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Information Reporting and Backup withholding. Information reporting to the IRS may be required with respect to payments of dividends on the Nymox common shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Nymox common shares. A U.S. Holder may be subject to backup withholding with respect to dividends received with respect to Nymox common shares, or proceeds received on the sale of Nymox common shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount

  NYMOX PHARMACEUTICAL CORPORATION
  N  otes to the Financial Statements
  December 31, 2016 and 2015

  withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

  Canadian Resident Holders

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Dispositions

  A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of common shares of Nymox, unless the common shares of Nymox are “taxable Canadian property” to the NonResident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Generally, the common shares of Nymox will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the common shares of Nymox are listed at that time on a designated stock exchange (which includes the NASDAQ), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the NonResident Holder, (b) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Nymox, and (ii) more than 50% of the fair market value of the common shares of Nymox was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares of Nymox could be deemed to be taxable Canadian property NonResident Holders whose common shares of Nymox may constitute taxable Canadian property should consult their own tax advisors.

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

  The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). As of the date of the MD&A, the Common Stock Private Purchase Agreement has expired. In 2016, the Corporation raised $6,147,153 and issued 2,727,099 common shares from private placement financings.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  Approximately 99% of expenses that occurred during the year ended December 31, 2016 (2015 - 99%; 2014 -56%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016, 2015 or 2014.

  The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2016	December 31, 2015
Cash	$ 89,005	$ 31,207
Trade accounts receivable and other receivables	$ 4,384	$ 10,305
Trade accounts payable and accrued liabilities	$ (64,747)	$ (449,621)
	$ 28,642	$ (408,109)

  The following exchange rates were applied for the years ended December 31, 2016, 2015 and 2014:

	Average rate
	(twelve	Reporting
	months)	date rate
US$ - CA$ - December 31, 2016	1.3253	1.3427
US$ - CA$ - December 31, 2015	1.2788	1.3840
US$ - CA$ - December 31, 2014	1.1047	1.1601

  Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2016 by approximately $15,000, assuming that all other variables remained constant.

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

  The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $6,421 (December 31, 2015 - $640), all of which were aged under 45 days. Two customers (December 31, 2015 - two customers) accounted for 87.6% (December 31, 2015 – 100%) of the trade receivables balance at December 31, 2016, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2016, nor for the year ended December 31, 2015.

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  At December 31, 2016, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

  Based on the value of variable interest-bearing cash during the year ended December 31, 2016, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

  The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2016	$ 1,367,845	$ 1,367,845	–
December 31, 2015	$ 2,250,568	$ 2,250,568	–
Convertible notes (1) :

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

December 31, 2016	$ 930,828	1,070,000	$ –
December 31, 2015	$ 814,672	–	$ 1,070,000
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

  PART II

  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  None.

  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  None.

  ITEM 15. CONTROLS AND PROCEDURES

  (a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Corporation’s Chief Executive Officer, and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and the Chief Executive Officer, and the Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of December 31, 2016 because of the material weakness in our internal control over financial reporting that is described below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

  However, giving full consideration to the material weakness, the Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2016 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

  THAYER O’NEAL has issued its report dated March 30, 2017, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2016, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was not effective as of December 31, 2016 due to the material weakness described below.

  Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2016 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements, were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  (c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report

  (d) Changes in Internal Controls over Financial Reporting. Other than the material weakness described above, there have been no changes during the year ended December 31, 2016 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  Item 16. RESERVED

  Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

  Our board of directors has determined that Richard Cutler, Esq., the Chairman of our Audit Committee, is an audit committee financial expert and is an independent director under the applicable listing rules of the Nasdaq Stock Market.

  Item 16B. CODE OF ETHICS

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  Fees and Services

  For the years ended December 31, 2016 and 2015, Thayer O’Neal Company, LLC and KPMG LLP billed, for professional services, the following fees:

Description		ThayerONeal		ThayerONeal		KPMG
	US	2016	US	2015	CAN	2015
Audit fees		$75,248		$16,122		$91,500
Audit related fees		60,000		25,067		2,000
Tax fees		18,000		-		16,700
All other fees		-		-		-

Total		$153,248		$41,189		$110,200

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

  All Other Fees – there were no other professional services rendered during the years ended December 31, 2016 and 2015.

  Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

  Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by ThayerONeal. These

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

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

  ITEM 16H. MINE SAFETY DISCLOSURE

  Not applicable.

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  PART III

  ITEM
  17. FINANCIAL STATEMENTS
  Not applicable.

  ITEM
  18. FINANCIAL STATEMENTS
  The financial statements for the three years ended December 31, 2016, 2015 and 2014 are included in Item 8 of this report and are incorporated by reference in this item.

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

Corporation dated May 14, 1999 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission May 15, 2000).
4 (j)	Research and License Amendment between the Rhode Island Hospital Corporation and the Corporation dated November 19, 2001 (incorporated by reference to Exhibit 10.10 to the Corporation’s Form 20-F filed with the Commission June 28, 2002).
4 (s)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2010. (incorporated by reference to Exhibit 4(s) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4 (t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4 (u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4 (v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4 (w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013.
4 (x)	6% Secured Convertible Note between Nymox Pharmaceutical Corporation and Cantone Asset Management, LLC dated December 16, 2014. (filed herewith).
4 (y)	Response Letter from KPMG in the Corporation’s 6-K dated July 16, 2015 (Incorporated by reference herewith)
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12 (a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12 (b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13 (a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13 (b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

  NYMOX PHARMACEUTICAL CORPORATION
  (Registrant)

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

  /s/ Paul Averback
  Paul Averback,
  Title: President and Chief Executive Officer

  Date: March 30, 2017

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

  NYMOX PHARMACEUTICAL CORPORATION
  Notes to the Financial Statements
  December 31, 2016 and 2015

to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011).
4 (t)*	License and Collaboration Agreement between Nymox Pharmaceutical Corporation and Recordati Ireland Ltd. dated December 16, 2010. (incorporated by reference to Exhibit 4(t) to the Corporation’s Amendment No.1 to 20-F Report filed with the Commission on June 3, 2011)
4 (u)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2011. (incorporated by reference to Exhibit 4(u) to the Corporation’s 6-K Report filed with the Commission on March 15, 2012).
4 (v)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2012. (incorporated by reference to Exhibit 4(v) to the Corporation’s 6-K Report filed with the Commission on March 15, 2013).
4 (w)	Common Stock Private Purchase Agreement between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd. dated November 1, 2013.
4 (x)	6% Secured Convertible Note between Nymox Pharmaceutical Corporation and Cantone Asset Management, LLC dated December 16, 2014.
4 (y)	Response Letter from KPMG in the Corporation’s 6-K dated July 16, 2015
8	List of Subsidiaries of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 8 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
11	Code of Business Conduct for the Officers, Directors and Employees of Nymox Pharmaceutical Corporation (incorporated by reference to Exhibit 11 to the Corporation’s Form 20-F filed with the Commission June 30, 2004)
12 (a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12 (b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13 (a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13 (b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  * Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.