Form 20-F
period 2017-12-31
NYMOX PHARMACEUTICAL CORP
filed 2018-03-30
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20–F

☐ Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

or

☐ Transition Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐ Shell Corporation Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

56,378,306 shares as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website; if any, every interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232-405 of this chapter) during the preceding twelve months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒	Other ☐
as issued by the International Accounting Standards Board.

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

In this annual report, the terms “Nymox”, “The Corporation”, “The Company”, “we” and “us” refers to both Nymox Pharmaceutical Corporation and its subsidiaries, Nymox Corporation and Serex Inc. Unless otherwise indicated all dollar amounts are in United States Dollars.

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

In connection with the “safe harbor” provisions in the Private Securities Litigation Reform Act of 1995, we are including this cautionary statement to identify some of the important factors that could cause Nymox’s actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, Nymox. These factors, many of which are beyond the control of Nymox, include Nymox’s ability to:

•	Identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

•	Obtain suitable financing to support its operations and clinical trials;

•	Successfully defend pending and/or unforeseeable future litigation;

•	Manage its growth and the commercialization of its products;

•	Achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

•	Successfully compete in its markets;

•	Realize the results it anticipates from the clinical trials of its products;

•	Overcome negative results from its clinical trials; and eventually obtain regulatory clearance for its products.

•	Succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

•	Achieve regulatory clearances for its products;

•	Obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

•	Adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

•	Assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

•	Not encounter problems with third parties, including key personnel, upon whom it is dependent.

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by Thayer O’Neal Company, LLC of Houston, Texas in the United States as of and for the year ended December 31, 2017, 2016 and 2015 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2017	2016	2015	2014	2013
Total Assets	$979,137	$2,057,253	$712,231	$1,422,566	$966,385
Share Capital	$108,196,243	$92,125,364	$84,954,211	$81,227,058	$76,046,549
Total Equity	$(1,251,350)	$(641,420)	$(2,753,009)	$(4,180,943)	$(6,058,370)
Sales	$223,719	$283,611	$252,732	$331,909	$741,410
Total Revenues (including sales)	$223,719	$283,611	$2,761,265	$2,949,509	$3,359,010
Loss from operating activities	$13,235,302	$12,869,398	$17,660,304	$4,724,705	$4,884,957
Net Loss	$13,428,878	$13,109,608	$17,893,863	$4,594,093	$4,908,603
Loss per Share (basic & diluted)	$0.26	$0.28	$0.48	$0.13	$0.14
Weighted Avg. No. of Common Shares	52,647,913	46,155,018	37,402,598	35,253,879	34,147,666

Nymox has never paid any dividends and does not expect to do so in the foreseeable future.

Risk Factors

Investing in our securities involves a significant degree of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline, and shareholders may lose part or all of their investment in our securities.

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

Part I

ITEM 3. KEY INFORMATION

Selected Financial Data

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $13.1 million in 2016 and $13.4 million in 2017. As of December 31, 2017, Nymox’s accumulated deficit was approximately $144.5 million and we have negative cash flows from operations. As of December 31, 2017, we had negative working capital of $1,269,342.

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

Part I

ITEM 3. KEY INFORMATION

Selected Financial Data

We Will Require Additional Funding to Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2017 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $851,251 and a negative working capital of $1,269,342 as of December 31, 2017. Cash flows used in operations during 2017 were $6,205,114.

Management believes that current cash balances as at December 31, 2017 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access additional capital through private placements of its Common Stock and or other financing mechanisms over the next year.

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

We Face Challenges in Developing, Manufacturing and Improving Our Products

We are still developing many of our products and have not yet brought them to market. We cannot make any assurances that we will be able to develop our products and to market them successfully. Developing and improving our diagnostic products is challenging. The science and technology of the detection and measurement of very small amounts of biochemicals in bodily fluids and tissue is evolving rapidly. We may need to make significant expenditures in research and development costs and licensing fees in order to take advantage of new technologies. If any major changes to our testing technologies used in our NicAlert™ or TobacAlert™ tests are made, further validation studies will be required. Developing new diagnostic products is more challenging, requiring identification and validation of the biochemical marker being detected by the new product in the clinical context and the development and validation of the product designed to detect the marker.

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

Part I

ITEM 3. KEY INFORMATION

Selected Financial Data

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH, a common disorder of older men. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Subsequent to the completion of the Phase 2 studies, the Corporation has reported positive results in several follow-up studies of BPH patients that participated in the Phase 2 studies. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company has to met with regulatory authorities in various jurisdictions around the world and has filed for regulatory approval in Europe and intends to file with the FDA later this year. Nevertheless, we cannot predict with any certainty the outcome of this program, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

Part I

ITEM 3. KEY INFORMATION

Selected Financial Data

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

Part I

ITEM 3. KEY INFORMATION

Selected Financial Data

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

Part I

ITEM 3. KEY INFORMATION

Selected Financial Data

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. The Corporation issued convertible notes in the amount of $1,070,000 on December 16, 2014, has converted into 2,007,504 common shares of the Corporation by the year end of December 31, 2017 at a conversion price of $0.533 per share that has diluted our common stock. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 57,207,538 common shares of Nymox issued and outstanding as of March 26, 2018. In addition, 5,710,000 share options are outstanding, of which 5,710,000 are currently vested. Expiry dates for Nymox options range from 7.4 years to 9.0 years (see note 11 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

Part I

ITEM 3. KEY INFORMATION

Selected Financial Data

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

History of the Corporation

Nymox Pharmaceutical Corporation was incorporated under the Canada Business Corporations Act in May 1995 to acquire all of the common shares of DMS Pharmaceutical Inc., a private Corporation which had been carrying on research and development since 1989 on diagnostics and drugs for brain disorders and diseases of the aged with an emphasis on Alzheimer’s disease. In 2015, the Corporation changed domicile to The Bahamas.

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2017, Nymox has raised over $108 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

Organizational Structure

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

Business Overview

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

The technology used in these products is covered by patents and patent applications held by Nymox’s subsidiary, Serex, Inc., both in the U.S. and elsewhere in the world

AlzheimAlert ™; an Aid to the Diagnosis of Alzheimer ‘s disease

We have developed AlzheimAlert™, a proprietary urine assay that can aid physicians in the diagnosis of Alzheimer’s disease. We have developed a kit version of the AlzheimAlert™ assay for sale in Europe. The AlzheimAlert™ kit has the CE Mark. The kit allows clinical reference laboratories to perform the AlzheimAlert™ assay on site with urine samples sent directly to the laboratory.

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for BPH, using novel compounds. Our lead candidate NX-1207 successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies and expects to continue its efforts to work on the development program. We cannot predict with any certainty the outcome of this program, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval.

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

Research and Development of New Products

New Therapeutics for Alzheimer’s disease

Nymox has a number of proprietary drug development programs aimed at treatments for Alzheimer’s disease and other indications including research on. NTP and its role in the extensive brain cell loss associated with AD and another program based on spherons, which Nymox researchers regard as a source of senile plaques, the characteristic abnormality found in abundance in the brains of patients with AD and widely believed to play a major role in the cause and course of the illness.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:2014: 3,858,864; 2013: $5,698,089; 2012: $6,586,039; 2011: $6,602,148; 2010: $4,551,719; 2009: $3,043,219; 2008: $2,388,911; 2007: $3,468,273; 2006: $3,171,428; 2005: $2,292,610. The total research and development expenditures for the 1995 to 2004 period were $18,507,409. Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $71.153,973.

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada and Australia. These patents cover much of our current product development and technologies.

Nymox’s subsidiary, Serex, has patents issued or allowed in the United States and a corresponding patents worldwide. These patents and patent applications cover such areas as Serex’s proprietary diagnostic technologies and methodologies

The Corporation has issued U.S. patents and other countries covering NX-1207 that relate to the composition of the compound, its formulation and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product is eligible for a patent term extension of up to five years or more depending on the jurisdiction.  The Corporation does not license any material patents related to NX-1207 from any third parties.

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

Part I

ITEM 4. INFORMATION ON THE CORPORATION

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

Principal Markets

The Corporation markets its products for sale principally in the United States, Canada and overseas. Set forth below is a breakdown of the Corporation’s revenues by geographic market for the last three years. The revenue in 2015 includes recognition of revenue related to the upfront payment of U.S. $13.1 million received from Recordati in December 2010.

Revenue by Geographic Market
Year Ended	Canada	United States	Europe & Other	Total
2017	$4,926	$197,462	$21,331	$223,719
2016	$296	$232,319	$50,996	$283,611
2015	$8,125	$221,926	$2,531,214	$2,761,265

Property and Equipment

Nymox Pharmaceutical Corporation leases office and in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space. A new lease was signed in November 2016 and expires in August 2018. This space is primarily used to store records including records related to clinical trials. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires October 31, 2019. Nymox Pharmaceutical Corporation and its two US subsidiaries Nymox Corporation and Serex, Inc. own equipment used in research and development work. Nymox believes that its facilities in Quebec and New Jersey are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2017, 2016 and 2015. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 26, 2018. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2017, we had an accumulated deficit of $145 million, and our total liabilities exceeded our total assets. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2017 and anticipated funds from product sales are not sufficient to fund substantially all its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing stock purchase agreements or other sources of capital to fund these operations and activities for the foreseeable future.

Critical Accounting Policies

The Consolidated Financial Statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements which are included later in this report.

Operating Results

The revenues in 2015 include the recognition of revenue related to the upfront payment of 13.1 million received from Recordati in December 2010. During the first quarter of 2015, the collaborative agreement was terminated by Recordati and the results of operations included the recognition of all the remaining deferred amount of $2,508,533 at the date of termination.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Results of Operations – 2017 compared to 2016

Net losses were $13,428,878, or $0.26 per share, for the year ended December 31, 2017, compared to $13,109,608, or $0.28 per share, for the year ended December 31, 2016. Net loss includes stock compensation charges of $6,297,178 in 2017, $9,074,044 in 2016.

Revenues

Revenues from sales of goods amounted to $223,719 for the year ended December 31, 2017, compared with $283,611 for the year ended December 31, 2016. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

During year 2017 and 2016, no amount was recognized as revenue relating to the upfront payment received from Recordati in December 2010 compared with $2,508,533 for the year ended December 31, 2015.

Research and Development

Research and development expenditures were $7,874,262 for the year ended December 31, 2017, compared with $6,797,768 for the year ended December 31, 2016. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation charges of $2,589,102 for the year ended December 31, 2017 and $4,072,474 for the year ended December 31, 2016. For the year ended December 31, 2017, an increase of $2,562,153 in clinical trial expenditures combined with a decrease of $1,483,372 in stock compensation charges contribute to the increase of expenses compared to the same period in 2016.

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

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Marketing Expenses

Marketing expenditures were $7,628 for the year ended December 31, 2017 compared with $6,752 for the year ended December 31, 2016. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $5,428,248 for the year ended December 31, 2017, compared with $6,174,465 for the year ended December 31, 2016. General and administrative expenditures also include stock compensation charges of $3,708,076 for the year ended December 31, 2017 and $5,001,570 in the comparative period in 2016. The decrease of $754,918 in expenses for the year ended December 31, 2017 is primarily due to a decrease of $1,293,494 in stock compensation charges and an increase of $541,309 in professional fees compared to the same period in 2016. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs were $193,576 for the year ended December 31, 2017, compared with $240,210 for the year ended December 31, 2016.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2017 or 2016.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations. Results of Operations – 2016 compared to 2015

Net losses were $13,109,608, or $0.28 per share, for the year ended December 31, 2016, compared to $17,893,863, or $0.48 per share, for the year ended December 31, 2015. Net loss includes stock compensation charges of $9,074,044 in 2016, $15,783,664 in 2015. The decrease in net loss for the twelve months ended December 31, 2016 compared to the same period in 2015 is primarily due to reduction in stock compensation charges. The results of operation for the years ended December 31, 2015 included the recognition of deferred revenues in the amount of $2,508,533 in 2015.

Revenues

Revenues from sales of goods amounted to $283,611 for the year ended December 31, 2016, compared with $252,732 for the year ended December 31, 2015. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

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

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Research and Development

Research and development expenditures were $6,797,768 for the year ended December 31, 2016, compared with $8,649,510 for the year ended December 31, 2015. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation charges of $4,072,474 for the year ended December 31, 2016 and $5,676,371 for the year ended December 31, 2015. The decrease in expenses for the quarter ended December 31, 2016 is mainly attributable to a reduction of $669,547 in stock compensation and a decrease of $147,620 in in clinical trial expenditures. For the year ended December 31, 2016, a decrease of $352,727 in clinical trial expenditures combined with a decrease of $1,603,897 in stock compensation charges explained the reduction of expenses compared to the same period in 2015.

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

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Finance Costs

Finance costs were $240,210 for the year ended December 31, 2016, compared with $233,559 for the year ended December 31, 2015. An amount of $201,756 for the year ended December 31, 2016 in interests and accretion expenses were incurred in connection with convertible notes.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016 or 2015.

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2017, cash and receivables totaled $938,000 compared with $2,027,000 and $383,000 at December 31, 2016 and 2015, respectively. We experienced a significant increase in cash from sales of our common stock and stock subscriptions in both 2016 and 2017; however, our operating expenses have also increased during this period.

Cash and cash equivalents amounted to $851,000, $2,018,000 and $374,000 as of December 31, 2017, 2016 and 2015, respectively.

We used cash in our operating activities in the amounts of $6 million, $5 million and $4 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds form the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2017, 2016 and 2015 is included in the footnotes to the financial statements.

Capital disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relied almost exclusively on the issuance of common shares. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Contractual Obligations

We have contractual obligations under long-term lease commitments for our premises in the United States of $9,998 per month until October 2020, and a short-term lease commitment for our premises in Canada of $5,170 per month until August 2018, in Bahamas of $8,048 per month until March 31, 2018. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$400,267	$180,313	$219,954	$-
Insurance premium installments	84,971	84,971
Total	$485,238	$265,284	$219,954	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 67, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 53, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Professor David Morse, Ph.D., 61, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Mr. James G. Robinson, 82, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Richard Cutler, Esq. 60, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Atlanta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

Mr. Erik Danielsen, Chief Financial Officer, 54, is a graduate from Universite de Fribourg with a Master’s in Business Law and Corporate Finance. Mr. Danielsen a former Senior Auditor for Price Waterhouse and has extensive experience in international business. Mr. Danielsen is a former Credit Suisse Equity Strategist.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2017 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2017 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The unrecognized compensation cost as of December 31, 2017, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $7.97 million. On May 14, 2015, the CEO was also granted 5,025,000 options.

Erik Danielsen, the Chief Financial Officer received option grant totaling 250,000 options. Randall Lanham, Secretary received total 200,000 in options; James G. Robinson received 100,000; Richard Cutler received 10,000 and, David Morse received 125,000; On July 27, 2017, the Chief Financial Officer and Secretary received 200,000 and 50,000 shares as stock compensation as share-based awards. The Corporation does not have a share-based incentive plan, other than its stock option plan as described below, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2017 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2017 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2017 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Summary Compensation Table: Named Executive Officers

							Non-equity incentive plancompensation
Name and principal position	Year	Salary US$	Share based awards		Option- based awards (#)		Annual incentive plans	Long-term incentive plans	Pension value	All Other		Total US$
Dr. Paul Averback CEO and President	2017	-3	5,178,203	[3]	-		-	-	-	-		$5,178,203
Erik Danielsen CFO[1]	2017	-1	758,000	[1]	135,875	[1]	-	-	-	240,000	[1]	$1,133,8751	[1]
Randall Lanham General Counsel[2]	2017	-2	189,500	[2]	-		-	-	-	199,950	[2]	$389,4502	[2]

1Erik Danielsen became an Executive Officer on June 1, 2015. Mr. Danielsen receives no compensation as an individual and receives no deferred or incentive compensation. All other amounts are paid to a corporation which is a separate legal entity controlled by Mr. Danielsen.

2 Randall Lanham became an Executive Officer on June 1, 2015. Mr. Lanham receives no compensation as an individual and receives no deferred or incentive compensation. All other amounts are paid to a corporation which is a separate legal entity controlled by Mr. Lanham.

3Dr Averback has waived his salary, per his employment agreement. Under the employment agreement, he receives restricted stock on a monthly basis. Refer to note 11 of Consolidated Financial Statements.

Outstanding Incentive Plan Awards as of December 31, 2017: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/25	$-
Erik Danielsen	200,000	-	200,000	$1.74	05/14/25	$-
Erik Danielsen	50,000	-	50,000	$2.93	01/10/2027	$-
Randall Lanham	200,000	-	200,000	$1.74	05/14/25	$-
Total	5,475,000	-	5,475,000

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Summary Compensation Table: Directors

The following is a summary of director compensation for the year ended December 31, 2017:

Name	Fees Earned	Share-basedawards	Option-basedawards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$-	$-	-	$-	$-	$-	$-
James Robinson	$-	$-	-	$-	$-	$-	$-
Richard Cutler	$-	$-	-	$-	$-	$-	$-

Outstanding Incentive Plan Awards as of December 31, 2017: Directors

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/25	$-
Richard Cutler	10,000	-	10,000	$1.74	05/14/25	$-
James G. Robinson	100,000	-	100,000	$1.74	05/14/25	$-
Total	235,000	-	235,000

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Share Ownership

As of March 26, 2018, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares Owned and	Percentage of Common Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	21,181,448	37.0%
Paul Averback, M.D., Trustee	607,031	1.1%
James G. Robinson	2,167,550	3.8%
David Morse, Ph.D.	396	0%
Erik Danielson	1,121,500	2.0%
Randall Lanham	50,000	0.1%
Total	25,127,925	44.0%

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

No more than 7,500,000 common shares may be under option at any time and a maximum of 7,500,000 common shares are available to be issued under the stock option plan as the result of the exercise of options. Options that expire or terminate without being exercised become available to be granted again. Material changes to the stock option plan such as the number of shares available to be optioned require shareholder approval, Since the inception of the stock option plan in 1995, 383,400 options have been exercised under the plan and 100,514 shares have been issued as a result of cashless exercises.

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

The Audit Committee meets at least four times a year to review with management and the independent auditors the Corporation’s interim and year-end financial condition and results of operations. Its review includes an assessment of the adequacy of the internal accounting, bookkeeping and control procedures of the Corporation. The Audit Committee also has the responsibility for reviewing on an ongoing basis all material transactions between Nymox and its affiliates and other related parties such as officers, directors, other key management personnel, major shareholders and their close family members, affiliated companies or associated enterprises.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

In its St. Laurent and Hasbrouck Heights offices, as at December 31, 2017, the Corporation employed two persons in research and development, and one of them also responsible for administration. For the year 2016, the Corporation employed two persons in research and development and one of them is also responsible for administration. For the year 2015, the Corporation employed six persons; for the year 2014, the Corporation employed eight persons.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of March 26, 2018, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	21,181,448	37.0%
All directors and officers as a group	24,520,894	42.86%

The above shareholders have the same voting rights as all other shareholders. The percent of class of common shares held by Dr. Paul Averback is 36.7% as of March 26, 2018.

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation did not have any related party transactions other than salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2017. 2016 and 2015. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

As of December 31, 2017, 2016 and 2015

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015

38

ITEM 8. FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Nymox Pharmaceutical Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Nymox Pharmaceutical Corporation (the Company) as of December 31, 2017 and 2016, and the related statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

ITEM 8. FINANCIAL INFORMATION

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Emphasis of Matter

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

/S/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

We have served as the Company’s auditor since 2015.

Houston, Texas

March 26, 2018

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2017, 2016 and 2015

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares)

	Notes	2017	2016	2015
Revenues
Sales of goods	20	$224	$284	$253
Licensing revenue	8	-	-	2,509
Total revenue		224	284	2,761

Operating Expenses
Research and development	23	7,874	6,798	8,650
General and administrative		5,428	6,175	11,602
Marketing		8	7	10
Cost of goods sold		149	173	160
Total operating expenses		13,459	13,153	20,422

Loss from operations		(13,235)	(12,869)	(17,660)
Other expense
Finance costs	19	(194)	(240)	(234)
Loss before income taxes		(13,429)	(13,110)	(17,894)
Income tax provision (recovery)	16	-	-	-
Net loss		$(13,429)	$(13,110)	$(17,894)
Basic and diluted loss per share	17	$(0.26)	$(0.28)	$(0.48)
Weighted average number of common shares outstanding	17	52,648	46,155	37,403

The accompanying notes are on integral part of these consolidated financial statements.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2017, 2016 and 2015

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2017	2016	2015
ASSETS
Current assets
Cash and cash equivalents		$851	$2,018	$374
Accounts receivable		79	6	1
Other receivables		8	3	7
Research credits receivable		-	-	271
Inventory		15	3	38
Security deposit		7	7	-
Prepaid expenses and other current assets		1	1	1
Total current assets		961	2,038	692
Property and equipment	6	1	2	3
Other assets		17	17	17
Total assets		$979	$2,057	$712

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	$2,230	$1,368	2,251
Convertible notes	9	-	931	814
Total liabilities		2,230	2,299	3,060
Equity
Share capital – unlimited authorized shares at no par value. 56,378 and 49,115 shares outstanding at December 31, 2017 and December 31, 2016, respectively	11-14	108,196	92,125	84,954
Share capital subscription receivable	11	(718)	-	-
Additional paid-in capital	12,14	35,790	38,724	30,674
Accumulated deficit		(144,519)	(131,091)	(117,981)
Total Stockholders’ equity (deficit)		(1,251)	(241)	(2,353)
Business activities and future operations
Commitments and contingencies	10
Subsequent events	30
Total liabilities and stockholders’ equity (deficit)		$979	$2,057	712

The accompanying notes are on integral part of these consolidated financial statements

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2017, 2016 and 2015

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATIGN ACTIVITIES	Notes	2017	2016	2015
Net loss		$(13,429)	$(13,110)	$(17,894)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	4	1	3	6
Share based compensation	13	6,297	9,074	15,784
Accretion expense and interest settled by share issuances		152	116	96
Changes in operating assets and liabilities:
Accounts receivable and other receivables		(77)	(2)	52
Research tax credit receivable	16	-	271	344
Security deposit		-	(7)	-
Prepaid expense		-	-	(1)
Inventory		(13)	35	51
Accounts payable and accrued liabilities		863	(883)	318
Deferred revenue		-	-	(2,509)
Net cash used in operating activities		(6,206)	(4,502)	(3,753)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		-	(2)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of share capital	11	5,039	6,147	3,586
Share issue costs		-	-	(48)
Payments under option settlement agreements		-	-	(43)
Net cash provided from financing activities		5,039	6,147	3,495
Net (decrease) increase in cash and cash equivalents		(1,167)	1,643	(258)
CASH AND CASH EQUIVALENTS
Beginning of year		2,018	374	632
End of year		$851	$2,018	$374
SUPPLEMENTAL DISCLOSURE
Income taxes paid	16	$-	$-	$-
Interest paid		$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIESACTIVITIES
Shares and warrants issued on connection with convertible notes		$1,171	$-	$58
Share issued in settlement of finance charge		$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2017, 2016 and 2015

(In Thousands of US Dollars and Shares)

	Note	Common Shares	Amount	Subscriptions	Additional Paid-In Capital	Accumulated Deficit	Total
December 31, 2014		35,872	$81,227	$200	$14,832	$(100,040)	$(3,781)
Share issuance		2,616	3,727	-	-	-	3,727
Subscriptions		-	-	(200)	-	-	(200)
Issuance costs		-	-	-	-	(48)	(48)
Warrants on convertible notes		-	-	-	58	-	58
Share compensation	13	4,500	-	-	15,784	-	15,784
Net loss		-	-	-	-	(17,894)	(17,894)
December 31, 2015		42,988	84,954	-	30,674	(117,981)	(2,353)
Share issuance		2,727	6,147	-	-	-	6,147
Share compensation	13	3,400	1,024		8,050	-	9,074
Net loss		-	-	-	-	(13,110)	(13,110)
December 31, 2016		49,115	92,125	-	38,724	(131,091)	(241)
Shares issuance and subscriptions		1,423	5,757	(718)	-	-	5,039
Warrant exercise for shares		549	88	-	(88)	-
Share issuance for conversion of debt and accrued interest	9	2,031	1,083	-	-	-	1,083
Share compensation and option expense	13	3,260	9,143	-	(2,846)	-	6,297
Net loss		-	-	-	-	(13,429)	(13,429)
Balance, December 31, 2017		56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)

The accompanying notes are on integral part of these consolidated financial statements.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes Forming Part of the Consolidated Financial Statements

For the Year Ended December 31, 2017

Note	Description	Page	Note	Description	Page
1.	Business activities and basis of presentation	46	16.	Incomes taxes	63
2.	Going concern considerations	47	17.	Earnings per share	64
3.	Significant estimates	47	18.	Financial instruments fair value disclosures	64
4.	Significant accounting policies	47	19.	Finance income and finance costs	65
5.	New accounting standards and interpretations	53	20.	Segment disclosures	65
6.	Property and equipment	55	21.	Concentrations	65
7.	Intangible assets	56	22.	Related party transactions	66
8.	Accounts payable and accrued liabilities	56	23.	Research and development expenses	67
9.	Convertible notes	56	24.	Personnel expenses	67
10.	Commitments and contingencies	57	25.	Capital disclosures	67
11.	Share capital	58	26.	Foreign exchange risk	67
12.	Stock options	59	27.	Credit risk	68
13.	Share based compensation	61	28.	Interest rate risk	68
14.	Warrants	61	29.	Liquidity risk	68
15.	Licensing revenue	62	30.	Subsequent events	69

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

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

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on March 26, 2018.

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

Judgments in applying accounting policies

The use of the going concern basis (Note 1)

Licensing revenues and deferred revenue

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, sale of goods, royalties and license fees. Management also uses judgment in estimating the service period over which revenue is recognized for upfront payments received (note 9).

Contingent liability

Assessing the recognition of contingent liabilities requires judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 12).

Convertible notes

The model used to measure the fair value of the liability component comprises estimation uncertainty for the interest rate applicable to a similar liability that does not have an equity conversion option (note 8).

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

Stock options and warrants

There is estimation uncertainty with respect to selecting inputs to the Binomial pricing model used to determine the fair value of the stock options and warrants (note 101).

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

NOTE 2 – GOING CONCERN CONSIDERATIONS

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

Management believes that current cash balances as at December 31, 2017 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. The Corporation intends to access financing through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

NOTE 3 – SIGNIFICANT ESTIMATES

Significant estimates applied in the preparation of these financial statements include the estimated useful lives of property and equipment, the fair value of our intangible assets, share volatility and estimated life of options and warrants in determining their fair value as well as the expected potential for the realization of deferred tax assets in the determining the amount of the valuation allowance thereto.

NOTE 4 - SIGNIFICANT ACCOUNTING POLICIES

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

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

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable, accrued liabilities, convertible notes (excluding the conversion option) .

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2017, 2016 and 2015, the Corporation held no assets or liabilities required to be measured at fair value.

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

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Financial assets and liabilities are offset, and the net amount presented in the consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

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

Intangible assets and intellectual property rights

Intangible assets include patents and acquired intellectual property rights. These intangible assets are subject to amortization over their estimated useful life and are presented in the statement of financial condition at cost less accumulated amortization and accumulated impairment losses.

Research and development expenditures

Expenditures on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are expensed in the statement of comprehensive earnings (loss) as incurred. Development activities, net of research tax credits, involve a plan or design to produce new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in research and development expenses as incurred.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

Amortization

Amortization is calculated on the cost of the asset, less its residual value. Amortization methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

Impairment

Indefinite lived intangibles are subject an assessment for impairment on at least an annual basis.

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

An impairment loss in respect of a financial asset measured at amortized cost is calculated and recognized for the amount by which the asset’s carrying amount exceeds the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed.

Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, including property and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, CGU or segment”).

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

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

Milestone payments

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred, and collectability is reasonably assured.

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

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

Provisions

A provision is recognized if, because of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

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

Reclassifications

Certain reclassifications have been made to the financial statements presented herein for prior periods to conform to the reporting format adopted for the 2017 financial statements. Specifically, we have reclassified preferred shares as liability in the amount of $400,000 historically reported from the March 2, 2000 acquisition of Serex, Inc. and reclassified it as additional paid in capital.

NOTE 5 - NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Issued but not yet adopted

Several new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2017 and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

Effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has assessed and decided there is no impact of the adoption of this standard on its consolidated financial statements.

NOTE 6 - PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2017 and 2016

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at December 31, 2014	$418	$32	$102	$552
Additions	-	-	-	-
Disposals	-	(2)	(13)	(15)
Balance at December 31, 2015	418	30	89	537
Additions	–	1	–	1
Disposals	–	–	–	–
Balance at December 31, 2016	418	31	89	538
Additions	–	–	–	–
Disposals	–	–	–	–
Balance at December 31, 2017	$418	$31	$89	$538

Accumulated depreciation
Balance at December 31, 2014	417	27	99	543
Additions	1	2	2	5
Disposals	-	(2)	(14)	(15)
Balance at December 31, 2015	$418	$27	$87	$533
Depreciation for the year	–	3	1	3
Disposals	–	–	–	–
Balance at December 31, 2016	418	30	88	$537
Depreciation for the year	–	1	1	1
Disposals	–	–	–	–
Balance at December 31, 2017	$418	$31	$89	$538
Carrying amounts
At December 31, 2015	$-	$2	$1	$3
At December 31, 2016	$-	$1	$1	$2
At December 31, 2017	$-	$1	$-	$1

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

The depreciation expense of property and equipment amounts to $1,153, $3,438 and $6,002 for the years ended December 31, 2017, 2016 and 2015, respectively and is included in research and development in the statements of operations and comprehensive loss.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. Patents having a capitalized cost of $4,818,243, accumulated amortization of $4,500,511 and accumulated impairment of $317,732 are still assets of the Corporation.

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2017 and 2016, are still property of the Corporation.

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2017 , 2016 and 2015, consisted of the following:

In Thousands of US Dollars
Description	2017	2016	2015
Accounts payable	$2,017	$1,142	$1,840
Accrued liabilities:
Payroll related liabilities	213	212	209
Other accrued liabilities	-	14	202
Total accounts payable and accrued liabilities	$2,230	$1,368	$2,251

NOTE 9 - CONVERTIBLE NOTES

The convertible note payable was entered into on December 16, 2014, bears interest at 6% and matured on December 1, 2017. Additionally, the Corporation has agreed to pay an annual administration fee equal to 2% of the face value of the note.

The convertible note was classified as a liability at its estimated fair value with the residual allocated to the conversion feature. As a result, the recorded liability for the convertible note was lower than its face value, the difference being characterized as a debt discount and amortized as interest expense using the effective interest method over the term of the note. The value assigned to the conversion feature has been characterized as equity. The fair value of the debt component was determined using a discounted cash flow model.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

The carrying value of the convertible noted included the following changes for the years ended December 31, 2017, 2016 and 2015:

In Thousands of US Dollars
Description	2017	2016	2015
Balance, beginning of the period	$931	$815	$719
Accretion expense	139	116	96
Debt conversion	(1,070)	-	-
Balance, end of the period	$-	$9,31	$815

In connection with the issuance of the convertible notes, the Corporation issued 107,000 warrants to the placement agent as part of the placement fee. The warrants are classified as equity as they meet the criteria for such classification. All warrant had been exercised by December 31, 2017. See note 12.

Using the effective interest rate method and the 23.57% rate implicit in the calculation, the difference of $351,169 between the amounts attributed to the debt component and the face value of the convertible note is being accreted to the fair value over the term of the note.

By the year end of December 31, 2017, the debt holder converted full amount of principle of $1,070,000 and accrued interest of $13,064 to total of 2,030,872 shares.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Operating leases

In November 2017, April 2017, October 2017, the Corporation entered into new operating lease agreements for its Canadian, Bahamas and US premises, which will expire on August 31, 2018, March 31,2018 and October 31, 2020, respectively.

The current leases for the Canadian, Bahamas and U.S. operations run for 8 months, 3 months and three years respectively, with an option to renew the leases after these dates. Lease deposits are described below:

In Thousands of US Dollars
Location	Current	Non-Current
Bahamas	$8	$-
New Jersey	-	17
Total	$8	$17

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

Lease payments are increased with every renewal to reflect market rentals. The current monthly payments, net of executory costs, for these leases are as follows:

In Thousands of US Dollars
Location	Amount
Quebec	$5
Bahamas	8
New Jersey	10
Total	$23

During the years ended December 31, 2017 and 2016, we incurred $279,640 and $264,825, respectively in expenses related to these operating leases.

Minimum lease payments under non-cancelable operating leases that were entered by the Corporation are payable as follows:

In Thousands of US Dollars
Payment Term	Amount
Less than one year	$180
Between one and five years	220
More than five years	-
Total	$400

Contingencies

On November 24, 2014, Roy Sapir, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the CEO of the Corporation. On February 10, 2016, the Court dismissed the lawsuit. No provision has been recognized in our financial statements for this legal proceeding.

NOTE 11 - SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2017 and 2016 were as follows

In Thousands of US Dollars and shares
Description	2017	2016
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding :
Number of common shares	56,378	49,116
Dollars	$108,196	$92,125

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

Common Stock

In November 2013, we signed a Common Stock Private Purchase Agreement, whereby Lorros-Greyse was committed to purchase up to $15 million of Nymox’s common shares over the twenty-four-month period beginning in November 2013, subject to the same terms and conditions as before. Under this agreement, which became effective December 3, 2013, we received a total of $6,400,000 for the issuance of shares under this Common Stock Private Purchase Agreement, including 648,466 shares for $939,144 in 2015.

Twenty-six drawings were made under the November 2013 Common Stock Private Purchase Agreement, for total proceeds of $6,400,000. The Common Stock Private Placement Agreement expired in November 2015 and was not renewed.

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales have been made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock under this prospectus supplement and the accompanying prospectus are made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan acts as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

During the year end of December 31, 2017, the Corporation received cash from the exercise of 441,529 warrants issued in connection with private placements of common stock in early 2015 and 107,000 warrant issued in connection with convertible note issued in year 2014.

During the year end December 31, 2017, the Corporation completed 14 private placements and placement of warrant excise raising a total of $5,038,705 in share capital. A total of 1,971,916 shares were issued for the private placement and warrant excise.

NOTE 12 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2017, 1,790,000 options could still be granted by the Corporation.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

The following table provides the activity of stock option awards for the years ended December 31, 2017, 2016 and 2015 and for options outstanding and exercisable as of December 31, 2017, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding December 31, 2014	5,829,500	4.39	3.92
Expired	(787,500)	5.07
Granted	1,515,000	1.15
Cancelled	(37,500)	6.47
Outstanding December 31, 2015	6,519,500	4.43	4.28
Expired	(859,500)	2.99
Outstanding December 31, 2016	5,660,000	1.74	8.37
Expired	-	-	-
Cancelled	-	-	-
Granted	50,000	2.93	9.03
Outstanding December 31, 2017	5,710,000	$1.75	7.39
Options exercisable	5,710,000	$1.75	7.39

The fair value of the options granted during the years ended December 31, 2017 and 2015 was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2017		2016	2015
Share price	$2.93		$-	$5.24
Exercise price	$2.93		$-	$5.24
Risk-free interest rate	2.38%		-%	1.41%
Expected volatility	108.14%		-%	58.99%
Expected option life in years	10	Yrs.	-	5	Yrs.
Expected dividend yield	-		-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2017 was $ 2.72 per option.

Expected volatility was estimated considering historic average share price volatility.

Expected dividends were determined to be nil, since the Corporation has never had the ability nor paid any dividends.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

NOTE 13 SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $5,178,203 in 2017. The unrecognized compensation cost as at December 31, 2017, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed, assuming Dr. Averback continued to elect equity compensation, is $7,966,344.

The stock and stock option-based compensation expense is disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2017, 2016 and 2015 as follows:

In Thousands of US Dollars
Functional Expense Category	2017	2016	2015
General and administrative expense	$3,708	$5,002	$10,107
Research and development expense	2,589	4,072	5,677
Total	$6,297	$9,074	$15,784

NOTE 14 - WARRANTS

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 9, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitled the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017. The debt holder had exercised all 107,000 warrants as of December 31, 2017.

On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placements for a total of $400,000. A total of 883,058 units were issued at a weighted average price of $0.39 per unit. Each Unit was comprised of one common share and a warrant to purchase one-half of one common share. A total of 441,529 warrants were issued. Each Warrant entitled the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 month following the subscription date. By the year end of December 31, 2017, warrant holder has excised all these warrants.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

No warrants are outstanding as of December 31, 2017. A detail of warrant activity for the years ended December 31, 2017, 2016 and 2015 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 31-Dec-14	107,000	$0.54	2.96
Exercised	-	-	-
Granted	441,529	2	1.15
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-15	548,529	$1.72	1.31
Exercised
Granted
Expired
Cancelled
Outstanding 31-Dec-16	548,529	$1.72	1.31
Exercised	548,529	1.72	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-17	-	$-	-

NOTE 15 - LICENSING REVENUE

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

The upfront payment of $13,088,000 was deferred and recognized as revenue on a systematic basis over the estimated service period of five years which would have been completed on December 31, 2015. On February 12, 2015, Recordati S.p.A. announced their decision to prematurely interrupt the European clinical trial before having reached the expected target of 340 patients. The Corporation determined that the estimated service period for recognizing the upfront payment received in December 2010 concluded effective February 12, 2015 as no continuing performance obligations existed at that date.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

NOTE 16 - INCOME TAXES

The Corporation was re-domiciled to the Bahamas in 2015 and it in the process of obtaining its certification of discontinued operations from the Canadian federal government. All regulatory requirements for that certification have been met and obtaining certification is considered a routine administrative matter. The substantial portion of our operations are generated out of our executive offices in the Bahamas which has no corporate income taxes. We do have operations subject to income tax in the united states of America, primarily the sale of product out of our New Jersey facilities.

The effect of the re-domiciliation from Canada to the Bahamas will result in the expiration of several tax attributes relative to our prior operations in Canada including Canadian research tax credit carryforwards and Canadian loss carryforwards. Canadian research tax credit carryforwards and Canadian loss carryforwards which will expire upon determination of the re-domiciliation by the Canadian federal government amount to $1,686,270 and $55,850,632, respectively.

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2017, 2016 and 2015.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2017	2016	2015
Net loss for the year, before income taxes	$(13,429)	$(13,110)	$(17,894)
Net loss attributable to the Bahamas	(13,305)	(12,978)	(17,767)
Net loss attributable the United States	(124)	(132)	(129)
Domestic tax rate applicable to the Corporation	35%	35%	35%
Income taxes at domestic tax statutory rate	(43)	(46)	(44)
Change in valuation allowance	43	46	44
Deferred tax provision (recovery)	$-	$-	$-

As at December 31, 2017 and 2016, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2017	2016	2015
Tax loss carry forward	$4,179	$4,130	$4,079
Patents capitalized and amortized for tax purposes	10	16	21
Unrecognized deferred tax assets	$4,189	$4,146	$4,100

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

The amount of net operating loss carryforwards for US Federal income tax purposes by year of origination and expiration is detailed below:

In Thousands of US Dollars
Year Originated	Year of Expiration	Amount	Year Originated	Year of Expiration	Amount
1997	2017	$1,932	2007	2027	373
1998	2018	2,781	2008	2028	351
1999	2019	1,078	2009	2029	86
2000	2020	813	2010	2030	541
2001	2021	664	2011	2031	480
2002	2022	522	2012	2032	177
2003	2023	564	2013	2033	121
2004	2024	353	2014	2034	70
2005	2025	264	2015	2035	127
2006	2026	355	2016	2036	147
			2017	2037	140
		Total			$11,941

NOTE 17 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2017	2016
Issued common shares at January 1	49,116	42,988
Effect of shares issued	3,532	3,167
Weighted average number of common shares outstanding at December 31	52,648	46,155

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

NOTE 18 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURES

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the convertible notes, determined using a discounted cash flow model for a similar liability that does not have an equity conversion option, have been determined to approximate the carrying amounts. The convertible note debt holder converted full outstanding principle and the convertible note balance is zero by the year end of December 31, 2017.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

NOTE 19 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance cots for the years ended December 31, 2017, 2016 and 2015, are detailed below:

In Thousands of US Dollars
Description	2017	2016	2015

Interest income	$11	$4	$–

Interest and bank charges	(52)	(118)	(92)
Financial costs		–	–
Accretion of the other liabilities	(152)	(116)	(96)
Net foreign exchange gain	(1)	(10)	(46)
Net finance costs	$(194)	$(240)	$(234)

Finance income	$10	$4	$–
Finance costs	(204)	(244)	(234)
Net finance costs	$(194)	$(240)	$(234)

NOTE 20 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2017	$5	$197	$21
2016	$-	$232	$51
2015	$8	$222	$2,531
Property and equipment
December 31, 2017	$1	$–	$–
December 31, 2016	$2	$–	$–

Revenues are attributed to geographic locations based on location of customers. Property and equipment is attributed to geographic locations based on its physical location.

NOTE 21 - CONCENTRATIONS

Major customers

Four customers accounted for 100.0% and 87.6% of the trade receivables balance as of December 31, 2017 and 2016, respectively.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2017	2016	2015
Customer A	$62	$7	$25
Customer C	$90	$10	$12

One customer accounted for 100% of licensing revenues during the years ended December 31, 2015 (refer to note 9).

NOTE 22- RELATED PARTY TRANSACTIONS

The only transactions we have with related parties are compensation arrangements for both current compensation, share based compensation and compensation under options for our officers and directors.

Executive officers and directors participate in the Corporation’s stock option plan. Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2017	2016	2015
Salaries	$–	$–	$203
Short-term employee benefits	2	2	4
Stock-based compensation	6,072	9,071	15,770
Total	$6,074	$9,073	$15,977

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were nil for the years ended December 31, 2017 and 2016.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $240,000, $250,000 and $36,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $199,950, $180,000 and $106,750 for the years ended December 31, 2017, 2016 and 2015, respectively.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

NOTE 23 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2017	2016	2015
Research and Development Program	$1	$36	$34
Alzheimer’s Disease: Therapeutics	2	4	9
Anti-Infectives	4	3	5
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	5,268	2,675	2,920
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	9	4	-
Total	$5,284	$2,722	$2,968

NOTE 24 - PERSONNEL EXPENSES

A detailed analysis of personnel related expenses for the years ended December 31, 2017, 2016 and 2015 is provided below:

In Thousands of US Dollars
Description	2017	2016	2015
Salaries	$305	$277	$486
Employer contributions	31	30	33
Short-term employee benefits	18	18	16
Stock-based compensation	6,072	9,071	15,771
Total	$6,426	$9,397	$16,306

NOTE 25 - CAPITAL DISCLOSURES AND FINANCIAL RISK

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bears interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9).

In 2017, the Corporation raised $5,038,705 and issued 1,971,916 common shares from private placement financings and warrant excise.

Approximately 90% and 99% of expenses that occurred during the years ended December 31, 2017 and 2016, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2017 or 2016.

NOTE 26 - Foreign Exchange risk

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2017 by approximately $300, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

NOTE 27 - Credit risk

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2017 and 2016 are trade accounts receivable of $78,397 and $6,421, respectively, all of which were aged under 45 days. Four customers accounted for 100.0% and 87.6% of the trade receivables balance as of December 31, 2017 and 2016, respectively, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2017 or 2016.

At December 31, 2017, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

NOTE 28 - Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2017, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

NOTE 29 - Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in Capital Disclosures above. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing with various investment companies and the issuance of convertible notes.

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Trade accounts payable and accrued liabilities
December 31, 2017	$2,230	$2,230	$–
December 31, 2016	$1,368	$1,368	$–
Convertible notes
December 31, 2017	$-	$-	$–
December 31, 2016	$931	$1,070	$–

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2017, 2016 and 2015

NOTE 30 - SUBSEQUENT EVENTS

On February 20, 2018 the company issued 10,000 shares to a security broker as service fee.

On March 12, 2018, the company issued total 819,232 shares to three investors and raised $2,130,003 as private placement financings.

The Corporation has evaluated subsequent events through March 26, 2018, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. Although it has expressed no intention to do so the Audit Committee has the authorization to amend these financial statements.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2013	$8.190	$4.200
2014	$6.780	$0.330
2015	$4.37	$0.350
2016	$5.79	$1.62
2017	$5.10	$2.67

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2016	1st Quarter	$3.26	$1.79
	2nd Quarter	$3.88	$2.07
	3rd Quarter	$5.79	$1.62
	4th Quarter	$4.73	$2.67

2017	1st Quarter	$4.10	$2.67
	2nd Quarter	$5.10	$3.28
	3rd Quarter	$4.38	$3.30
	4th Quarter	$4.24	$3.25

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2017	$4.24	$3.54
November, 2017	$3.93	$3.32
December, 2017	$3.82	$3.25
January, 2018	$4.20	$3.00
February, 2018	$2.88	$2.04
March 23, 2018 (up to and including March 23, 2018)	$4.00	$3.30

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

Limitations on Right To Own Securities

Neither Canadian law nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our Corporation, and the value of the assets of our Corporation were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Corporation and the value of the assets of the Corporation equaled or exceeded a specified amount (the “Review Threshold”). The Review Threshold in 2016 was CDN$369 million and in 2017 is CDN$379 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Corporation for purposes of the Investment Act if he or she acquired a majority of our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of the Corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including:

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the two years ended March 26, 2018.

1.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000, which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that interest is paid on these notes. The Corporation has agreed to grant a first lien on its assets to secure its obligations under the note. The notes are convertible at the holder’s option at any time into common shares of the Corporation at a conversion price of $0.533 per share. The note converted in full by the year end of 2017

2.

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

Documents on Display

Nymox is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, the Corporation files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report on Form 20-F and the exhibits hereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Commission’s Public Reference Room at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Nymox, that file electronically with the Commission.

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

Capital disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). As of the date of the MD&A, the Common Stock Private Purchase Agreement has expired. In 2017, the Corporation raised $5,038,705 and issued 1,707,290 common shares from private placement financings and warrant excise.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation. The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

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

Approximately 90% of expenses that occurred during the year ended December 31, 2017 (2016 - 99%; 2015 - 99%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2017, 2016 or 2015.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2017	December 31, 2016
Cash	$21,039	$89,005
Trade accounts receivable and other receivables	9,810	4,384
Trade accounts payable and accrued liabilities	(37,390)	(64,747)
Total	$(6,541)	$28,642

The following exchange rates were applied for the years ended December 31, 2017, 2016 and 2015:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2017	1.2986	1.2545
US$ - CA$ - December 31, 2016	1.3253	1.3427
US$ - CA$ - December 31, 2015	1.2788	1.3840

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2017 by approximately $300, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $78,397 (December 31, 2016 - $6,421), all of which were aged under 45 days. Four customers (December 31, 2016 - two customers) accounted for 100.0% (December 31, 2016 – 87.6%) of the trade receivables balance at December 31, 2017, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2017, nor for the year ended December 31, 2016.

At December 31, 2017, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible notes bear interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes. The note was converted in full by the year end of December 31, 2017.The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2017, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2017	$2,230,487	$2,230,487	–
December 31, 2016	$1,367,845	$1,367,845	–

Convertible notes (1) :
December 31, 2017	$-	-	$–
December 31, 2016	$930,828	1,070,000	$–
(1) Beforefinancingcosts

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and concluded that the disclosure controls and procedures were effective as of December 31, 2017.

The Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2017 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Thayer O’Neal Company, LLC has issued its report dated March 26, 2018, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2017, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2017.

ThayerONeal’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in the financial statements which appear in this annual report.

(c) Attestation Report of the Registered Public Accounting Firm. ThayerONeal’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in Item 8. Financial Information.

(d) Changes in Internal Control over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting during year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015:

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas.

The Corporation’s remediation plan included hiring an external accounting expert, functioning in a Controller role, at the beginning of 2017 to assist in the accounting of non-routine complex accounting matters and to enhance oversight of the financial reporting process. The accounting system was transferred to a new general ledger software system on a secure cloud platform. Additionally, we contracted with a Managed Service Provider to maintain our IT infrastructure. These changes allowed for proper segregation of duties and strengthened the controls related to the expenditures/disbursements approval process, financial statement review and information technology general controls (“ITGC”). This remediation plan was implemented and functioning as of September 30, 2017.

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

For the years ended December 31, 2017, 2016 and 2015, Thayer O’Neal Company, LLC and its previous audit firm KPMG billed, for professional services, the following fees:

Description	US 2017	US 2016	US 2015	US 2015
			ThayerONeal	KPMG
Audit fees	$180,000	$135,248	$41,189	$93,500
Audit related fees	-	-	-	-
Tax fees	6,250	18,000		16.700
All other fees	-	-	-	-
Total	$186,250	$153,248	$41,189	$110,200

Audit Fees consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements, the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees in 2017 also include fees for the audit of the effectiveness of the Corporation’s internal control over financial reporting which was required as the Company became an accelerated filer under SEC regulations for 2017 with more than $75 million in public float.

Audit-Related Fees consisted of translation services rendered in connection with the Corporation’s financial documents.

Tax Fees consisted of services rendered in connection with the preparation of tax returns of the Corporation and its subsidiaries and general tax advice.

All Other Fees – there were no other professional services rendered during the years ended December 31, 2017 and 2016.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by ThayerONeal. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. ThayerONeal and our management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed on the table above.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2017, 2016 and 2015 are included in Item 8 of this report and are incorporated by reference in this item.

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

________

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
Date: March 29, 2018

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

__________

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.

