Form 20-F/A
period 2017-12-31
NYMOX PHARMACEUTICAL CORP
filed 2018-05-11
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20–F/A

Amendment No. 1

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

Differences between Bahamas and NASDAQ Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares are listed on the Nasdaq Capital Market.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of certain NASDAQ corporate governance requirements. A NASDAQ-listed non-U.S. company is required to provide a general summary of the significant differences between its home country corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox endeavors to comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be given the opportunity to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that equity compensation plan, or any material amendment thereto, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Summary Compensation Table: Directors

The following is a summary of director compensation for the year ended December 31, 2017:

Name	Fees Earned	Share-basedawards	Option-basedawards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$-	$-	-	$-	$-	$-	$-
James Robinson	$-	$-	-	$-	$-	$-	$-
Richard Cutler	$-	$-	-	$-	$-	$-	$-

Outstanding Incentive Plan Awards as of December 31, 2017: Directors

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/25	$-
Richard Cutler	10,000	-	10,000	$1.74	05/14/25	$-
James G. Robinson	100,000	-	100,000	$1.74	05/14/25	$-
Total	235,000	-	235,000

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Share Ownership

As of March 26, 2018, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares Owned and	Percentage of Common Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	21,181,448	37.0%
Paul Averback, M.D., Trustee	607,031	1.1%
James G. Robinson	3,160,550	5.5%
David Morse, Ph.D.	396	0%
Erik Danielson	1,121,500	2.0%
Randall Lanham	50,000	0.1%
Total	26,120,925	45.7%

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

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	21,181,448	37.0%
All directors and officers as a group	25,513,894	44.6%

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
Date: May 11, 2018

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

