Form 20-F
period 2018-12-31
NYMOX PHARMACEUTICAL CORP
filed 2019-03-29
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20–F

☐ Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

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

64,676,256 shares as of December 31, 2018

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by Thayer O’Neal Company, LLC of Houston, Texas in the United States as of and for the year ended December 31, 2018, 2017, 2016 and 2015 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2018	2017	2016	2015	2014
Total Assets	$8,075,988	$979,137	$2,057,253	$712,231	$1,422,566
Share Capital	$126,684,101	$108,196,243	$92,125,364	$84,954,211	$81,227,058
Total Equity	$7,001,318	$(1,251,350)	$(641,420)	$(2,753,009)	$(4,180,943)
Sales	$299,412	$223,719	$283,611	$252,732	$331,909
Total Revenues (including sales)	$299.412	$223,719	$283,611	$2,761,265	$2,949,509
Loss from operating activities	$(10,640,620)	$(13,235,302)	$(12,869,398)	$(17,660,304)	$(4,724,705)
Net Loss	$(10,593,859)	$(13,428,878)	$(13,109,608)	$(17,893,863)	$(4,594,093)
Loss per Share (basic & diluted)	$(0.18)	$(0.26)	$(0.28)	$(0.48)	$(0.13)
Weighted Avg. No. of Common Shares	60,466,449	52,647,913	46,155,018	37,402,598	35,253,879

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $13.4 million in 2017 and $10.6 million in 2018. As of December 31, 2018, Nymox’s accumulated deficit was approximately $155.1 million and we have Negative cash flows from operations of $7,800,946 for the year ended December 31, 2018. As of December 31, 2018, we had positive working capital of $6,952,000.

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

We Will Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2018 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $7,946,487 and a positive working capital of $6,952,000 as of December 31, 2018. Cash flows used in operations during 2018 were $7,800,946.

Management believes that current cash balances as at December 31, 2018 and anticipated funds from product sales will be sufficient to fund its planned business operations and research and development programs over the next 12 months. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. The Corporation issued convertible notes in the amount of $1,070,000 on December 16, 2014, has converted into 2,007,504 common shares of the Corporation by the year end of December 31, 2017 at a conversion price of $0.533 per share that has diluted our common stock. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 67,676,256 common shares of Nymox issued and outstanding as of March 26, 2019. In addition, 5,740,000 share options are outstanding, of which 5,710,000 are currently vested. Expiry dates for Nymox options range from 3.5 years to 8.0 years (see note 11 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2018, Nymox has raised over $123 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

Organizational Structure

Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation also opened a new office in California (USA) in August, 2018. Nymox Corporation conducts some research and development as well a maintain all Quality Assurance activities, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

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

Nymox also has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. On March 24, 2015, the Corporation announced that it would hold a special shareholders meeting on April 15, 2015 in Montreal for a motion to transfer the Corporation’s head office from Montreal (Quebec) to the Bahamas. Over 94% of the shareholders agreed to move the Corporation Domicile from Canada to The Bahamas. On October 6, 2015, the Canada authority issued certification for discontinuance of the Canada Business Corporations to the Corporation and the Corporation was deemed to be continued in the commonwealth of the Bahamas as an International Business Company.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
Total	$76,066

Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $76,066,000.

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

Revenue by Geographic Market
Year Ended	Canada	United States	Europe & Other	Total
2018	$1,390	$275,685	$22,337	$299,412
2017	$4,926	$197,462	$21,331	$223,719
2016	$296	$232,319	$50,996	$283,611

Property and Equipment

Nymox Pharmaceutical Corporation leases office and in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space. A new lease was signed in September 2018 and expires in August 2020. This space is primarily used to store records including records related to clinical trials. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires in October 31, 2020. In July, 2018, Nymox Corporation leased a new office in California that comprised of approximately 2,408 square feet of leased space. That lease agreement expires in December 31, 2019.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2018, 2017 and 2016. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 27, 2019. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2018, we had an accumulated deficit of $155 million. Even our total assets exceeded our total liabilities. However our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2018 and anticipated funds from product sales are sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2018 compared to 2017

Net losses were $10,593,859, or $0.18 per share, for the year ended December 31, 2018, compared to $13,428,878, or $0.26 per share, for the year ended December 31, 2017. Net loss includes stock and stock option compensation charges of $3,882,671 in 2018 and $6,297,178 in 2017.

Revenues

Revenues from sales of goods amounted to $299,412 for the year ended December 31, 2018, compared with $223,719 for the year ended December 31, 2017. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $6,677,388 for the year ended December 31, 2018, compared with $7,874,262 for the year ended December 31, 2017. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $1,818,676 for the year ended December 31, 2018 and $2,589,102 for the year ended December 31, 2017. For the year ended December 31, 2018, a decrease of $608,816 in clinical trial expenditures combined with a decrease of $770,426 in stock and stock option compensation charges offset with increase of $418,991 regulatory compliance prior to launch expense contribute to the decrease of expenses compared to the same period in 2017.

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

Marketing Expenses

Marketing expenditures were $52 for the year ended December 31, 2018 compared with $7,628 for the year ended December 31, 2017. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $4,124,577 for the year ended December 31, 2018, compared with $5,428,248 for the year ended December 31, 2017. General and administrative expenditures also include stock compensation charges of $2,063,995 for the year ended December 31, 2018 and $3,708,076 in the comparative period in 2017. The decrease of $1,308,171 in expenses for the year ended December 31, 2018 is primarily due to a decrease of $1,644,082 in stock compensation charges offset with an increase of $424,605 in professional fees compared to the same period in 2017. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance incomewas $46,760 for the year ended December 31, 2018, compared with finance costs of $193,576 for the year ended December 31, 2017. The decrease of $240,336 mainly due to convertible note accretion expense decrease of $152,237 caused by note fully conversion in year 2017 and interest income increase of 60,473.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2018 or 2017.

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

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2018, cash and receivables totaled $7,960,000 compared with $938,000 and $2,027,000 at December 31, 2017 and 2016, respectively. We experienced a significant increase in cash from sales of our common stock in 2018. However, our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have also increased during this period.

Cash and cash equivalents amounted to $7,946,000, $851,000 and $2,018,000 as of December 31, 2018, 2017 and 2016, respectively.

We used cash in our operating activities in the amounts of $8 million, $6 million and $5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2018, 2017 and 2016 is included in the footnotes to the financial statements.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relied almost exclusively on the issuance of common shares. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales have been made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Contractual Obligations

We have contractual obligations under long-term lease commitments for our premises in New Jersey (United States) of $9,998 per month until October 2020, in Canada of $4,755 per month until August 2020, and a short-term lease commitment for our premises in California (United States) of $7,344 per month until December 2019. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$394,537	$260,840	$133,697	$-
Insurance premium installments	66,679	66,679
Operating	4,378	1,592	2,786
Total	$465,594	$329,111	$136,483	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 68, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 54, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Professor David Morse, Ph.D., 62, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 83, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Richard Cutler, Esq. 61, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Atlanta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

Mr. Erik Danielsen, Chief Financial Officer, 55, is a graduate from University de Fribourg with a Master’s in Business Law and Corporate Finance. Mr. Danielsen a former Senior Auditor for Price Waterhouse and has extensive experience in international business. Mr. Danielsen is a former Credit Suisse Equity Strategist.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2018 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2018 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The unrecognized compensation cost as of December 31, 2018, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $4.47 million. On May 14, 2015, the CEO was also granted 5,025,000 options.

Erik Danielsen, the Chief Financial Officer received option grant totaling 250,000 options. Randall Lanham, Secretary received total 200,000 in options; James G. Robinson received 100,000; Richard Cutler received 10,000 and, David Morse received 125,000; On July 27, 2017, the Chief Financial Officer and Secretary received 200,000 and 50,000 shares as stock compensation as share-based awards respectively. The Corporation does not have a share-based incentive plan, other than its stock option plan as described below, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2018 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2018 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2018 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

							Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards		Option- based awards (#)		Annual incentive plans	Long-term incentive plans	Pension value	All Other		Total US$
Dr. Paul Averback CEO and President	2018	-	3,499,991	[3]	-		-	-	-	-		$3,499,991
Erik Danielsen CFO[1]	2018	-	-	[1]	-	[1]	-	-	-	442,500	[1]	$442,500	[1]
Randall Lanham General Counsel[2]	2018	-	314,000	[2]	-		-	-	-	223,372	[2]	$537,372	[2]

_______________

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

3Dr Averback has waived his salary, per his employment agreement. Under the employment agreement, he receives restricted stock on a monthly basis. Refer to note 13 of Consolidated Financial Statements.

Outstanding Incentive Plan Awards as of December 31, 2018: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/2025	$-
Erik Danielsen	200,000	-	200,000	$1.74	05/14/2025	$-
Erik Danielsen	50,000	-	50,000	$2.93	01/10/2027	$-
Randall Lanham	200,000	-	200,000	$1.74	05/14/2025	$-
Total	5,475,000	-	5,475,000

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

The following is a summary of director compensation for the year ended December 31, 2018:

Name	Fees Earned	Share-basedawards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$4,500	$-	-	$-	$-	$-	$4,500
James Robinson	$4,500	$-	-	$-	$-	$-	$4,500
Richard Cutler	$4,500	$-	-	$-	$-	$-	$4,500

Outstanding Incentive Plan Awards as of December 31, 2018: Directors

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/2025	$-
Richard Cutler	10,000	-	10,000	$1.74	05/14/2025	$-
James G. Robinson	100,000	-	100,000	$1.74	05/14/2025	$-
Total	235,000	-	235,000

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2018: Employees

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
Lin Dodd	10,000	10,000-	-	$3.43	07/16/2022	$-
Anthony Bailey	10,000	10,000-	-	$3.43	07/23/2022	$-
Whitney Hart	10,000	10,000-	-	$3.43	09/04/2022	$-
Total	30,000	30,000	-

The options may be exercised any time until the expiration date of the option.

Share Ownership

As of March 27, 2019, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares Owned and	Percentage of Common Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	24,831,448	36.7%
Paul Averback, M.D., Trustee	607,031	0.9%
James G. Robinson	4,536,333	6.7%
David Morse, Ph.D.	396	-%
Erik Danielson	1,182,500	1.7%
Randall Lanham	152,900	0.2%
Total	31,310,608	46.3%

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

Employees

In addition to the employees in its St. Laurent, Hasbrouck Heights and Orange Country offices, Nymox carries out its work with the assistance of an extensive group of research collaborators, out-sourced manufacturing teams, research suppliers, research institutions, service providers and research consultants. To help carrying out its marketing, Nymox has independent medical representatives detailing its products.

In its St. Laurent, Hasbrouck Heights and Orange Country offices, as at December 31, 2018, the Corporation employed five persons in research and development, and one of them also responsible for administration. For the year 2017, the Corporation employed two persons in research and development and one of them is also responsible for administration. For the year 2016, the Corporation employed two persons.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of March 27, 2019, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	24,831,448	36.7%
All directors and officers as a group	31,160,608	46.3%

The above shareholders have the same voting rights as all other shareholders. The percent of class of common shares held by Dr. Paul Averback is 36.5% as of March 27, 2019.

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2018. 2017 and 2016. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. Since 2015, the Corporation also has made payment in the form of contract for service rendered to two individual corporations controlled by two Executive officers respectively. (Note 21)

Dividends

The Corporation has not issued dividends since inception.

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Nymox Pharmaceutical Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Nymox Pharmaceutical Corporation (the Company) as of December 31, 2018, 2017 and 2016, and the related statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the theee-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Houston, Texas

March 27, 2019

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2018, 2017 and 2016

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2018	2017	2016
Revenues
Sales of goods	20	$299	$224	$284
Licensing revenue		-	-	-
Total revenue		299	224	284

Operating Expenses
Research and development	22	6,677	7,874	6,798
General and administrative		4,125	5,428	6,175
Marketing		-	8	7
Cost of goods sold		138	149	173
Total operating expenses		10,940	13,459	13,153

Loss from operations		(10,641)	(13,235)	(12,869)
Other expense
Interest income		65	10	4
Finance costs	18	(18)	(204)	(244)
Loss before income taxes		(10,594)	(13,429)	(13,110)
Income tax provision (recovery)	15	-	-	-
Net loss		$(10,594)	$(13,429)	$(13,110)
Basic and diluted loss per share	16	$(0.18)	$(0.26)	$(0.28)
Weighted average number of common shares outstanding	16	60,466	52,648	46,155

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2018, 2017 and 2016

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2018	2017	2016
ASSETS
Current assets
Cash and cash equivalents		$7,946	$851	$2,018
Accounts receivable		2	79	6
Other receivables		12	8	3
Inventory		41	15	3
Security deposit		23	7	7
Prepaid expenses and other current assets		2	1	1
Total current assets		8,026	961	2,038
Property and equipment	6	33	1	2
Other assets		17	17	17
Total assets		$8,076	$979	$2,057

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	$1,074	$2,230	1,368
Convertible notes	9	-	-	931
Total liabilities		1,074	2,230	2,299
Equity
Share capital – unlimited authorized shares at no par value. 64,676, 56,378 and 49,115 shares outstanding at December 31, 2018, 2017 and 2016, respectively	11,13	126,684	108,196	92,125
Share capital subscription receivable	11	(868)	(718)	-
Additional paid-in capital	12-14	36,299	35,790	38,724
Accumulated deficit		(155,113)	(144,519)	(131,091)
Total Stockholders’ equity (deficit)		7,002	(1,251)	(241)
Business activities and future operations
Commitments and contingencies	10
Subsequent events	29
Total liabilities and stockholders’ equity (deficit)		$8,076	$979	2,057

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2018, 2017 and 2016

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATIGN ACTIVITIES	Notes	2018	2017	2016
Net loss		$(10,594)	$(13,429)	$(13,110)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	4	3	1	3
Stock based compensation	13	3,814	6,297	9,074
Issued stock for commission and option expense		101	-	-
Accretion expense and interest settled by share issuances		-	152	116
Changes in operating assets and liabilities:
Accounts receivable and other receivables		73	(77)	(2)
Research tax credit receivable	15	-	-	271
Security deposit		(16)	-	(7)
Prepaid expense		(1)	-	-
Inventory		(25)	(13)	35
Accounts payable and accrued liabilities		(1,156)	863	(883)
Net cash used in operating activities		(7,801)	(6,206)	(4,502)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(36)	-	(2)
Net cash flows used in investing activities		(36)		(2)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of share capital	11	14,932	5,039	6,147
Net cash provided from financing activities		14,932	5,039	6,147
Net (decrease) increase in cash and cash equivalents		7,095	(1,167)	1,643
CASH AND CASH EQUIVALENTS
Beginning of year		851	2,018	374
End of year		$7,946	$851	$2,018
SUPPLEMENTAL DISCLOSURE
Income taxes paid	15	$-	$-	$-
Interest paid		$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIESACTIVITIES
Shares and warrants issued on connection with convertible notes		$-	$1,171	$-

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2018, 2017 and 2016

(In Thousands of US Dollars and Shares)

	Note	Common Shares	Amount	Subscriptions	Additional Paid-In Capital	Accumulated Deficit	Total
December 31, 2015		42,988	$84,954	$-	$30,674	$(117,981)	$(2,353)
Share issuance		2,727	6,147	-	-	-	6,147
Share compensation	13	3,400	1,024		8,050	-	9,074
Net loss		-	-	-	-	(13,110)	(13,110)
December 31, 2016		49,115	92,125	-	38,724	(131,091)	(241)
Share issuance		1,423	5,757	(718)	-	-	5,039
Warrant exercise for shares		549	88	-	(88)	-
Share issuance for conversion of debt and accrued interest	9	2,031	1,083	-	-	-	1,083
Share compensation and option expense	12, 13	3,260	9,143	-	(2,846)	-	6,297
Net loss		-	-	-	-	(13,429)	(13,429)
December 31, 2017		56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)
Shares issuance for cash and subscriptions		5,188	15,082	(150)	-	-	14,932
Stock-based commission	13	10	32	-	-	-	32
Stock-based compensation	13	3,100	3,374	-	509	-	3,883
Net loss		-	-	-	-	(10,594)	(10,594)
Balance, December 31, 2018		64,676	$126,684	$(868)	$36,299	$(155,113)	$7,002

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes Forming Part of the Consolidated Financial Statements

For the Year Ended December 31, 2018

Note	Description	Page	Note	Description	Page
1.	Business activities and basis of presentation	40	16.	Earnings per share	54
2.	Going concern considerations	41	17.	Financial instruments fair value disclosures	54
3.	Significant estimates	41	18.	Finance income and finance costs	55
4.	Significant accounting policies	41	19.	Segment disclosures	55
5.	New accounting standards and interpretations	46	20.	Concentrations	55
6.	Property and equipment	48	21.	Related party transactions	55
7.	Intangible assets	48	22.	Research and development expenses	56
8.	Accounts payable and accrued liabilities	48	23.	Personnel expenses	56
9.	Convertible notes	49	24.	Capital disclosures and financial risk	56
10.	Commitments and contingencies	49	25.	Foreign exchange risk	57
11.	Share capital	50	26.	Credit risk	57
12.	Stock options	51	27.	Interest rate risk	57
13.	Share based compensation	52	28.	Liquidity risk	57
14.	Warrants	52	29.	Subsequent events	57
15.	Incomes taxes	53

 NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2018, 2017 and 2016

NOTE 1 – BUSINESS ACTIVITIES AND BASIS OF PRESENTATION

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

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on March 26, 2019.

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

NOTE 2 – GOING CONCERN CONSIDERATIONS

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies the ability to raise financing to pursue the development of its operations. The Corporation depends on private placements and other types of financing as well as collaboration agreements, to fund its operations, achieve its business plan and the realization of its assets and liabilities in the normal course of operations.

The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations.

Management believes that current cash balances as at December 31, 2018 and anticipated to be received from the April 2018 financing will be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

NOTE 3 – SIGNIFICANT ESTIMATES

Significant estimates applied in the preparation of these financial statements include the estimated useful lives of property and equipment, share volatility and estimated life of options and warrants in determining their fair value as well as the expected potential for the realization of deferred tax assets in determining the amount of the valuation allowance thereto.

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES

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

Financial instruments

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable, accrued liabilities, convertible notes (excluding the conversion option) as “other financial liabilities”.

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

Research and development expenditures

Expenditures on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, as well as demonstrating product efficacy and regulatory compliance prior to launch, are expensed in the statement of comprehensive earnings (loss) as incurred. Development activities, net of research tax credits, involve a plan or design to produce new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in research and development expenses as incurred.

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

Research tax credits

Until the company re-domiciled from Canada to the commonwealth of Bahamas in 2015, it is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Québec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Québec.

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

In addition to their salaries, employees of the Corporation are covered by a benefit package which includes a health plan, dental plan, disability insurance, life insurance and worker compensation insurance coverage. Participation in this plan is paid by the Corporation in full. Any employee that elects to extend the coverage to members of their family must pay the additional premium.

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

NOTE 5 – NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Issued and Adopted in Current Year Financial Statements

IFRS 9, Financial Instruments

IFRS 9 – Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), with the objective of improving and simplifying the reporting for financial instruments.

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

This standard was effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has implemented this standard yet there is no impact of the adoption of this standard on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Service.

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

This standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has adopted this standard in these financial statements yet determined that there is no impact on reported results of operations from its implementation.

Issued but Not Yet Adopted

Several new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2018 and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

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

Nymox will adopt IFRS 16 on January 1, 2019 with an immaterial cumulative adjustment to accumulated deficit rather than retrospectively adjusting prior periods. This adoption approach will result in a balance sheet presentation that will not be comparable to the prior period in the first year of adoption. The adoption of IFRS16 will result in the recognition of operating lease assets and liabilities of approximately $344,000.

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2018, 2017 and 2016:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at December 31, 2015	$418	$30	$89	$537
Additions	-	1	-	1
Disposals	-	-	–	-
Balance at December 31, 2016	418	31	89	538
Additions	–	–	–	–
Disposals	–	–	–	–
Balance at December 31, 2017	418	31	89	538
Additions	–	12	24	36
Disposals	–	–	–	–
Balance at December 31, 2018	$418	$43	$113	$574

Accumulated depreciation
Balance at December 31, 2015	418	27	87	532
Depreciation for the year	–	3	1	4
Disposals	–	–	–	–
Balance at December 31, 2016	$418	$30	$88	$536
Depreciation for the year	–	1	1	2
Disposals	–	–	–	–
Balance at December 31, 2017	418	31	89	$538
Depreciation for the year	–	2	1	3
Disposals	–	–	–	–
Balance at December 31, 2018	$418	$33	$90	$541
Carrying amounts
At December 31, 2016	$-	$1	$1	$2
At December 31, 2017	$-	$1	$-	$1
At December 31, 2018	$-	$10	$23	$33

The depreciation expense of property and equipment amounts to $3,041, $1,153 and $3,438 for the years ended December 31, 2018, 2017 and 2016, respectively and is included in research and development in the statements of operations and comprehensive loss.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. Patents having a capitalized cost of $4,818,243, accumulated amortization of $4,500,511 and accumulated impairment of $317,732 at December 31, 2018, 2017 and 2016, are still assets of the Corporation.

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2018, 2017 and 2016, are still property of the Corporation.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2018, 2017 and 2016, consisted of the following:

In Thousands of US Dollars
Description	2018	2017	2016
Accounts payable	$808	$2,017	$1,142
Accrued liabilities:
Payroll related liabilities	216	213	212
Other accrued liabilities	50	-	14
Total accounts payable and accrued liabilities	$1,074	$2,230	$1,368

NOTE 9 – CONVERTIBLE NOTES

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

The carrying value of the convertible noted included the following changes for the years ended December 31, 2018, 2017 and 2016:

In Thousands of US Dollars
Description	2018	2017	2016
Balance, beginning of the period	$-	$931	$815
Accretion expense	-	139	116
Debt conversion	-	(1,070)	-
Balance, end of the period	$-	$-	$931

In connection with the issuance of the convertible notes, the Corporation issued 107,000 warrants to the placement agent as part of the placement fee. The warrants are classified as equity as they meet the criteria for such classification. All warrant had been exercised by December 31, 2017. See note 14.

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

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating leases

In August 2018, July 2018, October 2017, the Corporation entered into or renewed its operating lease agreements for its Canadian, US (California) and US (New Jersey) premises, which will expire on August 31, 2020, December 31, 2019 and October 31, 2020, respectively. The Corporation is working on making a final rent settlement with Bahamas office landlord.

The current leases for the Canadian, US (California) and U.S. (New Jersey) operations run for 18 months, 12 months and two years respectively, with an option to renew the leases after these dates. Lease deposits are described below:

In Thousands of US Dollars
Location	Current	Non-Current
Bahamas	$7	$-
California	16
New Jersey	-	17
Total	$23	$17

Lease payments are increased with every renewal to reflect market rentals. The current monthly payments, net of executory costs, for these leases are as follows:

In Thousands of US Dollars
Location	Amount
Quebec	$5
California	7
New Jersey	10
Total	$22

During the years ended December 31, 2018, 2017 and 2016, we incurred $272,444, $279,640 and $264,825, respectively in expenses related to these operating leases.

Minimum lease payments under non-cancelable operating leases that were entered by the Corporation are payable as follows:

In Thousands of US Dollars
Payment Term	Amount
Less than one year	$261
Between one and five years	134
More than five years	-
Total	$395

NOTE 11 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2018 and 2017 were as follows

In Thousands of US Dollars and shares
Description	2018	2017	2016
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	64,676	56,378	49,116
Dollars	$126,684	$108,196	$92,125

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

During the year end December 31, 2018, the Corporation completed 11 private placements and raised a total of $14,931,958 in share capital. A total of 5,137,950 shares were issued at an average price of $2.91 per share for the private placement. The Corporation has sold 50,000 shares to one of its officers at $3.00 per share as shares subscription receivable by the year end of 2018.

NOTE 12 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2018, 1,760,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2018, 2017 and 2016 and for options outstanding and exercisable as of December 31, 2018, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding December 31, 2015	6,519,500	4.43	4.28
Expired	(859,500)	2.99
Granted	-	-	-
Cancelled	-	-	-
Outstanding December 31, 2016	5,660,000	1.74	8.37
Granted	50,000	2.93	9.03
Outstanding December 31, 2017	5,710,000	$1.75	7.39
Expired	-	-	-
Not vested
Granted	30,000	3.43	3.59
Outstanding December 31, 2018	5,740,000	$1.76	6.37
Options exercisable	5,710,000	$1.75	6.39

The fair value of the options granted during the years ended December 31, 2018 and 2017, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2018	2017	2016
Share price	$2.59~$3.39	$2.93	-
Exercise price	$3.43	$2.93	-
Risk-free interest rate	2.74%~2.78%	2.38%	-
Expected volatility	149.99%~150.43%	108.14%	-
Expected option life in years	4Yrs.	10Yrs.	-
Expected dividend yield	-	-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2018, and 2017 was $ 2.72 per option respectively. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never had the ability nor paid any dividends.

NOTE 13 SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $3,499,991 in 2018. The unrecognized compensation cost as at December 31, 2018, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed, assuming Dr. Averback continued to elect equity compensation, is $4,466,352.

The stock and stock option-based compensation expense to the directors and employees are disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2018, 2017 and 2016, as follows:

In Thousands of US Dollars
Functional Expense Category	2018	2017	2016
General and administrative expense	$2,064	$3,708	$5,002
Research and development expense	1,819	2,589	4,072
Total	$3,883	$6,297	$9,074

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

On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placements for a total of $400,000. A total of 883,058 units were issued at a weighted average price of $0.39 per unit. Each Unit was comprised of one common share and a warrant to purchase one-half of one common share. A total of 441,529 warrants were issued. Each Warrant entitled the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 month following the subscription date. By the year end of December 31, 2017, the warrant holder has excised all these warrants.

No warrants are outstanding as of December 31, 2018. A detail of warrant activity for the years ended December 31, 2018, 2017 and 2016 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 31-Dec-15	548,529	$1.72	1.31
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-16	548,529	$1.72	1.31
Exercised	548,529	1.72	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-17	-	$-	-
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-18	-	$-	-

NOTE 15 - INCOME TAXES

The Corporation was re-domiciled to the Bahamas in 2015. The substantial portion of our operations are generated out of our executive offices in the Bahamas which has no corporate income taxes. We do have operations subject to income tax in the United States of America, primarily the sale of product out of our New Jersey facilities.

The effect of the re-domiciliation from Canada to the Bahamas will result in the expiration of several tax attributes relative to our prior operations in Canada including Canadian research tax credit carryforwards and Canadian loss carryforwards. Canadian research tax credit carryforwards and Canadian loss carryforwards expired upon determination of the re-domiciliation by the Canadian federal government amount to $1,686,270 and $55,850,632, respectively.

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2018, 2017 and 2016.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2018	2017	2016
Net loss for the year, before income taxes	$(10,594)	$(13,429)	$(13,110)
Net loss attributable to the Bahamas	(10,416)	(13,305)	(12,978)
Net loss attributable the United States	(178)	(124)	(132)
Domestic tax rate applicable to the Corporation	21%	35%	35%
Income taxes at domestic tax statutory rate	(62)	(43)	(46)
Change in valuation allowance	62	43	46
Deferred tax provision (recovery)	$-	$-	$-

As at December 31, 2018 and 2017, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2018	2017	2016
Tax loss carry forward	$1,558	$4,179	$4,130
Patents capitalized and amortized for tax purposes	4	10	16
Unrecognized deferred tax assets	$1,568	$4,189	$4,146

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carryforwards for US Federal income tax purposes by year of origination and expiration is detailed below:

In Thousands of US Dollars
Year Originated	Year of Expiration	Amount	Year Originated	Year of Expiration	Amount
1999	2019	1,078	2009	2029	86
2000	2020	813	2010	2030	541
2001	2021	664	2011	2031	480
2002	2022	522	2012	2032	177
2003	2023	564	2013	2033	121
2004	2024	353	2014	2034	70
2005	2025	264	2015	2035	127
2006	2026	355	2016	2036	147
2007	2027	.373	2017	2037	140
2008	2028	351	2018	2038	194

		Total			$7,420

NOTE 16 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2018	2017	2016
Issued common shares at January 1	56,378	49,116	42,988
Effect of shares issued	4,088	3,532	3,167
Weighted average number of common shares outstanding at December 31	60,466	52,648	46,155

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

NOTE 17 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURES

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the convertible notes, determined using a discounted cash flow model for a similar liability that does not have an equity conversion option, have been determined to approximate the carrying amounts. Accordingly, the only financial instrument stated at fair value in the statement of financial position are convertible notes as of December 31, 2016, which are presented as a Level II liability in the amount of $931,000.

NOTE 18 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance cots for the years ended December 31, 2018, 2017 and 2016, are detailed below:

In Thousands of US Dollars
Description	2018	2017	2016

Interest income	$72	$11	$4

Interest and bank charges	(18)	(52)	(118)
Financial costs			–
Accretion of the other liabilities	-	(152)	(116)
Net foreign exchange gain	(7)	(1)	(10)
Net finance costs	$47	$(194)	$(240)

Finance income	$65	$10	$4
Finance costs	(18)	(204)	(244)
Net finance costs	$47	$(194)	$(240)

NOTE 19 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2018	$1	$276	$22
2017	$5	$197	$21
2016	$-	$232	$51
Property and equipment
December 31, 2018	$–	$33	$–
December 31, 2017	$1	$–	$–
December 31, 2016	$2	$–	$–

Revenues are attributed to geographic locations based on location of customers. Property and equipment is attributed to geographic locations based on its physical location.

NOTE 20 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2018	2017	2016
Customer A	$34	$62	$7
Customer C	$126	$90	$10

NOTE 21- RELATED PARTY TRANSACTIONS

The transactions we have with related parties are compensation arrangements for both current compensation, share based compensation and compensation under options for our officers and directors. We also paid service fees to two corporations controlled by two of our officers.

Executive officers and directors participate in the Corporation’s stock option plan. Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2018	2017	2016
Salaries	$–	$–	$–
Short-term employee benefits	13	2	2
Stock-based compensation	3,814	6,072	9,071
Total	$3,827	$6,074	$9,073

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were $13,500, $0 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $442,500, $240,000 and $250,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $223,372, $199,950 and $180,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 22 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2018	2017	2016
Research and Development Program	$2	$1	$36
Alzheimer’s Disease: Therapeutics	-	2	4
Anti-Infectives	4	4	3
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	4,917	5,268	2,675
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	2	9	4
Total	$4,925	$5,284	$2,722

NOTE 23 - PERSONNEL EXPENSES

A detailed analysis of personnel related expenses for the years ended December 31, 2018, 2017 and 2016 is provided below:

In Thousands of US Dollars
Description	2018	2017	2016
Salaries	$518	$305	$277
Employer contributions	48	31	30
Short-term employee benefits	49	18	18
Stock-based compensation	3,883	6,072	9,071
Total	$4,428	$6,426	$9,397

NOTE 24 - CAPITAL DISCLOSURES AND FINANCIAL RISK

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bears interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9).

In 2018, the Corporation raised $14,931,958 and issued 5,137,950 common shares from private placement financings.

Approximately 93%, 90% and 99% of expenses that occurred during the years ended December 31, 2018, 2017 and 2016, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2018, 2017 or 2016.

NOTE 25 - Foreign Exchange risk

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2018 by approximately $35,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

NOTE 26 - Credit risk

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2018, 2017 and 2016 are trade accounts receivable of $2,084, $78,397 and $6,421, respectively, all of which were aged under 45 days. One customer accounted for 100.0% and four customers accounted for 100.00% of the trade receivables balance as of December 31, 2018, 2017 and 2016, respectively, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2018, 2017 or 2016.

At December 31, 2018, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

NOTE 27 - Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2018, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

NOTE 28 - Liquidity risk

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Trade accounts payable and accrued liabilities
December 31, 2018	$1,075	$1,075	$–
December 31, 2017	$2,230	$2,230	$–
Convertible notes
December 31, 2018	$-	$-	$–
December 31, 2017	$-	$-	$–

NOTE 29 - SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events through March 26, 2019, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. Although it has expressed no intention to do so the Audit Committee has the authorization to amend these financial statements. The corporation has determined there are no subsequent events except below:

On January 15th, 2019, the Corporation received issued shares and warrant payment from an accredited investor for an amount of $5,000,000. This raised fund is the final completion associated with an equity financing arrangement with the investor in April, 2018.The investor purchased shares at $2.00 per share and has been issued 2,500,000 shares and 2,500,000 warrant. The warrant has excise price of $8.0 per share with a term of five years.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2014	$6.780	$0.330
2015	$4.37	$0.350
2016	$5.79	$1.62
2017	$5.10	$2.67
2018	$4.60	$1.25

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2017	1st Quarter	$4.10	$2.67
	2nd Quarter	$5.10	$3.28
	3rd Quarter	$4.38	$3.30
	4th Quarter	$4.24	$3.25

2018	1st Quarter	$4.60	$3.00
	2nd Quarter	$4.43	$3.09
	3rd Quarter	$3.80	$2.42
	4th Quarter	$2.93	$1.25

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2018	$2.93	$1.49
November, 2018	$2.21	$1.62
December, 2018	$1.96	$1.25
January, 2019	$2.46	$1.32
February, 2019	$2.71	$2.12
March 26, 2019 (up to and including March 26, 2019)	$2.35	$1.88

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

Directors

A director of our Corporation need not be a shareholder. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither our articles of incorporation or by-laws impose any mandatory retirement requirements for directors.

Our bylaws authorizes the directors from time to time to determine the remuneration for their services. There is no requirement for an independent quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our Corporation must disclose to the Corporation the nature and extent of his or her interest at the time and in the manner provided by the International Business Corporations Act. The International Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

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

The International Business Corporations Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Corporation or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Corporation or its affiliates, where there are reasonable grounds for believing that the Corporation is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the Corporation’s assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Corporation’s liabilities and stated capital of all classes.

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

Limitations on Right To Own Securities

Neither the International Business Corporation Act nor our articles or by-laws limit the right of a nonresident to hold or vote our shares, as amended by the World Trade Organization Agreement Implementation Act.

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the three years ended March 26, 2019.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). As of the date of the MD&A, the Common Stock Private Purchase Agreement has expired. In 2018, the Corporation raised $14,931,958 and issued 5,137,950 common shares from private placement financings.

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

Other than the financing discussed above, the Corporation does not have arranged sources of financing. See Note 11 to the consolidated financial statements.

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

Approximately 93% of expenses that occurred during the year ended December 31, 2018 (2017 - 90%; 2016 - 99%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2018, 2017 or 2016.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2018	December 31, 2017
Cash	$47,148	$21,039
Trade accounts receivable and other receivables	13,644	9,810
Trade accounts payable and accrued liabilities	(298,603)	(37,390)
Total	$(237,811)	$(6,541)

The following exchange rates were applied for the years ended December 31, 2018, 2017 and 2016:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2018	1.2957	1.3642
US$ - CA$ - December 31, 2017	1.2986	1.2545
US$ - CA$ - December 31, 2016	1.3253	1.3427

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2018 by approximately $35,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $2,084 (December 31, 2017 - $78,397), all of which were aged under 45 days. One customer (December 31, 2017 - four customers) accounted for 100.0% (December 31, 2017 – 100.0%) of the trade receivables balance at December 31, 2018, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2018, nor for the year ended December 31, 2017.

At December 31, 2018, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

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

Based on the value of variable interest-bearing cash during the year ended December 31, 2018, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 25 - Capital disclosures. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 11 - Common Stock Private Purchase Agreement and the issuance of a convertible notes as described in note 9 – Convertible notes of the Consolidated Financial Statements.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2018	$1,074,670	$1,074,670	–
December 31, 2017	$2,230,487	$2,230,487	–

Convertible notes (1) :
December 31, 2018	$-	-	$–
December 31, 2017	$-	-	$–
(1) Beforefinancingcosts

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and concluded that the disclosure controls and procedures were effective as of December 31, 2018.

The Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2018 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Thayer O’Neal Company, LLC has issued its report dated March 26, 2019, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2018, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2018.

Thayer ONeal’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in the financial statements which appear in this annual report.

(c) Attestation Report of the Registered Public Accounting Firm. Thayer ONeal’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in Item 8. Financial Information.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is Thayer O’Neal, CPA.

Fees and Services

For the years ended December 31, 2018, 2017 and 2016, Thayer O’Neal Company, LLC, for professional services, the following fees:

Description	US 2018	US 2017	US 2016

Audit fees	$168,170	$180,000	$135,248
Audit related fees	-	-	-
Tax fees	6,250	6,250	18,000
All other fees	-	-	-
Total	$174,420	$186,250	$153,248

Audit Fees consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements, the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees in 2018 also include fees for the audit of the effectiveness of the Corporation’s internal control over financial reporting which was required as the Company became an accelerated filer under SEC regulations for 2018 with more than $75 million in public float.

Audit-Related Fees consisted of translation services rendered in connection with the Corporation’s financial documents.

Tax Fees consisted of services rendered in connection with the preparation of tax returns of the Corporation and its subsidiaries and general tax advice.

All Other Fees – there were no other professional services rendered during the years ended December 31, 2018 and 2017.

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

The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2013 did not contain any adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principle. The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2014 reflected the following material weakness:

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2018, 2017 and 2016 are included in Item 8 of this report and are incorporated by reference in this item.

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
Date: March 29, 2019

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

