Form 20-F
period 2019-12-31
NYMOX PHARMACEUTICAL CORP
filed 2020-03-30
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20–F

☐ Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒  Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

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

71,218,706 shares as of December 31, 2019

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by Thayer O’Neal Company, LLC of Houston, Texas in the United States as of and for the year ended December 31, 2019, 2018, 2017, 2016 and 2015 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2019	2018	2017	2016	2015
Total Assets	$5,489,286	$8,075,988	$979,137	$2,057,253	$712,231
Share Capital	$136,554,101	$126,684,101	$108,196,243	$92,125,364	$84,954,211
Total Equity	$3,448,246	$7,001,318	$(1,251,350)	$(641,420)	$(2,753,009)
Sales	$115,648	$299,412	$223,719	$283,611	$252,732
Total Revenues (including sales)	$115,648	$299.412	$223,719	$283,611	$2,761,265
Loss from operating activities	$(13,324,918)	$(10,640,620)	$(13,235,302)	$(12,869,398)	$(17,660,304)
Net Loss	$(13,161,976)	$(10,593,859)	$(13,428,878)	$(13,109,608)	$(17,893,863)
Loss per Share (basic & diluted)	$(0.19)	$(0.18)	$(0.26)	$(0.28)	$(0.48)
Weighted Avg. No. of Common Shares	68,845,225	60,466,449	52,647,913	46,155,018	37,402,598

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $10.6 million in 2018 and $13.2 million in 2019. As of December 31, 2019, Nymox’s accumulated deficit was approximately $168.3 million and we have Negative cash flows from operations of $7,429,702 for the year ended December 31, 2019. As of December 31, 2019, we had positive working capital of $3,291,000.

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

We Will Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2019 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $5,239,834 and a positive working capital of $3,291,000 as of December 31, 2019. Cash flows used in operations during 2019 were $7,429,702.

Management believes that current cash balances as at December 31, 2019 and anticipated funds from product sales will be sufficient to fund its planned business operations and research and development programs over the next 12 months. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. The Corporation issued convertible notes in the amount of $1,070,000 on December 16, 2014, has converted into 2,007,504 common shares of the Corporation by the year end of December 31, 2017 at a conversion price of $0.533 per share that has diluted our common stock. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 71,968,706 common shares of Nymox issued and outstanding as of March 27, 2020. In addition, 6,090,000 share options are outstanding, of which 6,090,000 are currently vested. Expiry dates for Nymox options range from 2.5 years to 9.3 years (see note 12 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2019, Nymox has raised over $128 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

Organizational Structure

Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other a majority owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation also opened a new office in California (USA) in August, 2018. Nymox Corporation conducts some research and development as well as maintain all Quality Assurance activities, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

Nymox’s offices are located at:

Nymox Pharmaceutical Corporation

Bay & Deveaux Sts., Nassau, The Bahamas

Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY, 10011

Nymox’s two subsidiaries are located at:

Nymox Corporation

4 Park Plaza

Ste 630

Irvine, CA 92614-2525

and

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
2019	5,962
Total	$82,028

Total research and development expenditures to date, excluding stock-based compensation and depreciation expenses, are $82,028,000.

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

Revenue by Geographic Market
Year Ended	Canada	United States	Europe & Other	Total
2019	$1,445	$90,101	$24,102	$115,648
2018	$1,390	$275,685	$22,337	$299,412
2017	$4,926	$197,462	$21,331	$223,719

Property and Equipment

Nymox Pharmaceutical Corporation leases office and in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space. A new lease was signed in September 2018 and expires in August 2020. This space is primarily used to store records including records related to clinical trials. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. That lease agreement expires on October 31, 2020. In July, 2018, Nymox Corporation leased a new office in California that comprised of approximately 2,408 square feet of leased space. That lease agreement expired in December 31,2019. The Corporation renewed the California office lease and the new agreement expires in July 31, 2021.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2019, 2018 and 2017. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 27, 2020. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2019, we had an accumulated deficit of $168 million. Even our total assets exceeded our total liabilities. However our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2019 and anticipated funds from product sales are sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2019 compared to 2018

Net losses were $13,161,976, or $0.19 per share, for the year ended December 31, 2019, compared to $10,593,859, or $0.18 per share, for the year ended December 31, 2018. Net loss includes stock and stock option compensation charges of $3,011,324 in 2019 and $3,882,671 in 2018.

Revenues

Revenues from sales of goods amounted to $115,648 for the year ended December 31, 2019, compared with $299,412 for the year ended December 31, 2018. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $7,376,827 for the year ended December 31, 2019, compared with $6,677,388 for the year ended December 31, 2018. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $1,172,036 for the year ended December 31, 2019 and $1,818,676 for the year ended December 31, 2018. For the year ended December 31, 2019, an increase of $913,112 in clinical trial expenditures combined with increase of $371,862 in professional fees offset with a decrease of $646,640 in stock and stock option compensation charges contribute to the increase of expenses compared to the same period in 2018.

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

Marketing Expenses

Marketing expenditures were nil for the year ended December 31, 2019 compared with $52 for the year ended December 31, 2018. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $6,005,465 for the year ended December 31, 2019, compared with $4,124,577 for the year ended December 31, 2018. General and administrative expenditures also include stock compensation charges of $1,839,288 for the year ended December 31, 2019 and $2,063,995 in the comparative period in 2018. The increase of $1,880,888 in expenses for the year ended December 31, 2019 is primarily due to a an increase of $1,679,210 in professional fees and an increase of $432,593 in shareholder relations offset with a decrease of $224,708 in stock compensation charges compared to the same period in 2018. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance income was $162,943 for the year ended December 31, 2019, compared with finance income of $46,760 for the year ended December 31, 2018. The increase of $116,183 mainly due to an increase of $135,956 in interest income offset with an increase of $20,296 in operation lease interest expense.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2019 or 2018.

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

Finance Costs

Finance income was $46,760 for the year ended December 31, 2018, compared with finance costs of $193,576 for the year ended December 31, 2017. The decrease of $240,336 mainly due to convertible note accretion expense decrease of $152,237 caused by note fully conversion in year 2017 and interest income increase of 60,473.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2018 or 2017.

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2019, cash and receivables totaled $5,257,000 compared with $7,960,000 and $938,000 at December 31, 2018 and 2017, respectively. Our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have continued during the period of year 2019.

Cash and cash equivalents amounted to $5,239,000, $7,946,000 and $851,000 as of December 31, 2019, 2018 and 2017, respectively.

We used cash in our operating activities in the amounts of $7 million, $8 million and $6 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2019, 2018 and 2017 is included in the footnotes to the financial statements.

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

Contractual Obligations

We have contractual obligations under short-term lease commitments for our premises in New Jersey (United States) of $11,632 per month until October 2020, in Canada of $4,651 per month until August 2020. Effective from January 1,2020, we renewed a long-term lease commitment for our premises in California (United States) of $7,826 per month until December 2020 and of $8,187 per month until July 2021. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease and rent for office space and equipment	$308,157	$246,274	$61,883	$-
Insurance premium installments	126,973	126,973
Total Contractual Obligations other than accounts payable and accrued liabilities	$435,130	$373,247	$61,883	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for new renewed California office operating leases (effective on January 1, 2020) and insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 69, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 55, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Professor David Morse, Ph.D., 63, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 84, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Richard Cutler, Esq. 62, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Atlanta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

Mr. Erik Danielsen, Chief Financial Officer, 56, is a graduate from University de Fribourg with a Master’s in Business Law and Corporate Finance. Mr. Danielsen a former Senior Auditor for Price Waterhouse and has extensive experience in international business. Mr. Danielsen is a former Credit Suisse Equity Strategist.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2019 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2019 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The unrecognized compensation cost as of December 31, 2019, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $2.15 million. On May 14, 2015, the CEO was also granted 5,025,000 options.

Erik Danielsen, the Chief Financial Officer received option grant totaling 450,000 options. Randall Lanham, Secretary received total 300,000 in options; James G. Robinson received 120,000; Richard Cutler received 30,000 and, David Morse received 145,000; On July 27, 2017, the Chief Financial Officer and Secretary received 200,000 and 50,000 shares as stock compensation as share-based awards respectively. The Corporation does not have a share-based incentive plan, other than its stock option plan as described below, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2019 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2019 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2019 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long-term incentive	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President	2019	-	2,317,995[3]	-	-	-	-	-	$2,317,995
Erik Danielsen CFO[1]	2019	-	[1]	377,939[1]	-	-	-	1,810,000[1]	$2,187,939[1]
Randall Lanham General Counsel[2]	2019	-	[2]	188,969	-	-	-	289,992[2]	$478,961[2]

_______________

1Erik Danielsen became an Executive Officer on June 1, 2015. Mr. Danielsen receives no compensation as an individual and receives no deferred or incentive compensation. All other amounts are service fee including $1.33 million granted stock paid to a corporation which is a separate legal entity controlled by Mr. Danielsen.

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

Outstanding Incentive Plan Awards as of December 31, 2019: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/2025	$2,311,500
Erik Danielsen	200,000	-	200,000	$1.74	05/14/2025	$92,000
Erik Danielsen	50,000	-	50,000	$2.93	01/10/2027	$-
Erik Danielsen	200,000	-	200,000	2.08	04/01/2029	$24,000
Randall Lanham	200,000	-	200,000	$1.74	05/14/2025	$92,000
Randall Lanham	100,000	-	100,000	2.08	04/01/2029	$12,000
Total	5,775,000	-	5,775,000			$2,531,500

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

The following is a summary of director compensation for the year ended December 31, 2019:

Name	Fees Earned	Share-basedawards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$-	$-	-	$-	$-	$-	$-
James Robinson	$-	$-	-	$-	$-	$-	$-
Richard Cutler	$-	$-	-	$-	$-	$-	$-

Outstanding Incentive Plan Awards as of December 31, 2019: Directors

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/2025	$57,500
David Morse	20,000	-	20,000	$2.08	04/01/2029	$2,400
Richard Cutler	10,000	-	10,000	$1.74	05/14/2025	$4,600
Richard Cutler	20,000	-	20,000	$2.08	04/01/2029	$2,400
James G. Robinson	100,000	-	100,000	$1.74	05/14/2025	$46,000
James G. Robinson	20,000	-	20,000	$2.08	04/01/2029	$2,400
Total	295,000	-	295,000			$115,300

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2019: Employees

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
Lin Dodd	10,000	-	10,000-	$3.43	07/16/2022	$-
Anthony Bailey	10,000	-	10,000	$3.43	07/23/2022	$-
Total	20,000	-	20,000			$-

The options may be exercised any time after six months vest period until the expiration date of the option.

Share Ownership

As of March 27, 2020, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares Owned and	Percentage of Common Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	25,900,979	36.0%
Paul Averback, M.D., Trustee	607,031	0.8%
James G. Robinson	4,736,333	6.6%
David Morse, Ph.D.	396	-%
Erik Danielson	1,182,500	1.6%
Randall Lanham	152,900	0.2%
Total	32,580,139	45.3%

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

In its St. Laurent, Hasbrouck Heights and Orange Country offices, as at December 31, 2019, the Corporation employed three persons in research and development, and one of them also responsible for administration. For the year 2018, the Corporation employed five persons in research and development and one of them is also responsible for administration. For the year 2017, the Corporation employed two persons.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of March 27, 2020, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	26,508,010	36.8%
All directors and officers as a group	32,580,139	45.3%

The above shareholders have the same voting rights as all other shareholders. The percent of class of common shares held by Dr. Paul Averback is 36.8% as of March 27, 2020.

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2019, 2018 and 2017. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. Since 2015, the Corporation also has made payment in the form of contract for service rendered to two individual corporations controlled by two Executive officers respectively. (Note 21)

Dividends

The Corporation has not issued dividends since inception.

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Nymox Pharmaceutical Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation (the Company) as of December 31, 2019, 2018 and 2017, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Emphasis of a Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the failure of U.S. phase 3 studies of NX – 1207 materially affects Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. These conditions, along with other matters as set forth in Note 1 in the financial statements, indicate the existence of the material uncertainty that casts substantial doubt about Nymox Pharmaceutical Corporation’s ability to continue as a going concern.

/S/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC

We have served as the Company’s auditor since 2015.

Sugar Land, Texas

March 30, 2020

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2019, 2018 and 2017

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2019	2018	2017
Revenues
Sales of goods	20	$116	$299	$224
Licensing revenue		-	-	-
Total revenue		116	299	224

Operating Expenses
Research and development	22	7,377	6,677	7,874
General and administrative		6,006	4,125	5,428
Marketing		-	-	8
Cost of goods sold		58	138	149
Total operating expenses		13,441	10,940	13,459

Loss from operations		(13,325)	(10,641)	(13,235)
Other expense
Interest income		201	65	10
Finance costs	18	(18)	(18)	(204)
Operation lease interest expense		(20)	-	-
Loss before income taxes		163	(10,594)	(13,429)
Income tax provision (recovery)	15	-	-	-
Net loss		$(13,162)	$(10,594)	$(13,429)
Basic and diluted loss per share	16	$(0.19)	$(0.18)	$(0.26)
Weighted average number of common shares outstanding	16	68,845	60,466	52,648

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2019, 2018 and 2017

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2019	2018	2017
ASSETS
Current assets
Cash and cash equivalents		$5,239	$7,946	$851
Accounts receivable		4	2	79
Other receivables		14	12	8
Inventory		23	41	15
Security deposit		28	23	7
Prepaid expenses and other current assets		20	2	1
Total current assets		5,328	8,026	961
Non-current assets
Property and equipment	6	25	33	1
Operating lease right-of-use asset, net		136	-	-
Security deposit		-	17	17
Total assets		$5,489	$8,076	$979

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	$1,894	$1,074	2,230
Operating lease liability due within one year	10	144	-	-
Total current liabilities		2,038	1,074	2,230
Long term operating lease liability		3	-	-
Total liabilities		2,041	1.074	2,230
Equity
Share capital – unlimited authorized shares at no par value.71,219, 64,676 and 56,378 shares outstanding at December 31, 2019, 2018 and 2017, respectively	11,13	136,554	126,684	108,196
Share capital subscription receivable	11	(589)	(868)	(718)
Additional paid-in capital	12-14	35,770	36,299	35,790
Accumulated deficit		(168,287)	(155,113)	(144,519)
Total Stockholders’ equity (deficit)		3,448	7,002	(1,251)
Commitments and contingencies	10
Subsequent events	29
Total liabilities and stockholders’ equity (deficit)		$5,489	$8,076	979

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2019, 2018 and 2017

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATIGN ACTIVITIES	Notes	2019	2018	2017
Net loss		$(13,162)	$(10,594)	$(13,429)
Adjustments for:
Depreciation	4	9	3	1
Stock-based compensation	13	3,011	3,814	6,297
Issued stock for service fee		1,330	101	-
Accretion expense and interest settled by share issuances		-	-	152
Amortization and others		556	-	-
Changes in non-cash operating balances:
Accounts receivable and other receivables		(4)	73	(77)
Research tax credit receivable	15	-	-	-
Security deposit		12	(16)	-
Prepaid expense		(18)	(1)	-
Inventory		17	(25)	(13)
Accounts payable and accrued liabilities		819	(1,156)	863
Net cash used in operating activities		(7,430)	(7,801)	(6,206)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment		-	(36)	-
Net cash flows used in investing activities		-	(36)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of share capital	11	5,000	14,932	5,039
Repayment of operating lease and financing obligation		(277)
Net cash provided from financing activities		4,723	14,932	5,039
Net (decrease) increase in cash and cash equivalents		(2,707)	7,095	(1,167)
CASH AND CASH EQUIVALENTS
Beginning of year		7,946	851	2,018
End of year		$5,239	$7,946	$851
SUPPLEMENTAL DISCLOSURE
Income taxes paid	15	$-	$-	$-
Interest paid		$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIESACTIVITIES
Shares and warrants issued on connection with convertible notes		$-	$-	$1,171

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2019, 2018 and 2017

(In Thousands of US Dollars and Shares)

	Note	Common Shares	Amount	Subscriptions	Additional Paid-In Capital	Accumulated Deficit	Total
December 31, 2016		49,115	92,125	-	38,724	(131,091)	(241)
Share issuance		1,423	5,757	(718)	-	-	5,039
Warrant exercise for shares		549	88	-	(88)	-
Share issuance for conversion of debt and accrued interest	9	2,031	1,083	-	-	-	1,083
Share compensation and option expense	12,13	3,260	9,143	-	(2,846)	-	6,297
Net loss		-	-	-	-	(13,429)	(13,429)
December 31, 2017		56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)
Shares issuance for cash and subscriptions		5,188	15,082	(150)	-	-	14,932
Stock-based commission	13	10	32	-	-	-	32
Stock-based compensation	13	3,100	3,374	-	509	-	3,883
Net loss		-	-	-	-	(10,594)	(10,594)
Balance, December 31, 2018		64,676	$126,684	$(868)	$36,299	$(155,113)	$7,002
Lease adoption prior year cumulative effect						(12)	(12)
Shares issuance for cash and subscriptions		2,542	4,800	279	-	-	5,079
Warrant issued	13	-	-	-	200	-	200
Stock-based compensation and service fee	13	4,000	5,070	-	(729)	-	4,341
Net loss		-	-	-	-	(13,162)	(13,162)
Balance, December 31, 2019		71,218	$136,554	$(589)	$35,770	$(168,287)	$3,448

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes Forming Part of the Consolidated Financial Statements

For the Year Ended December 31, 2019

Note	Description	Page	Note	Description	Page
1.	Business activities and basis of presentation	40	16.	Earnings per share	55
2.	Going concern considerations	41	17.	Financial instruments fair value disclosures	56
3.	Significant estimates	41	18.	Finance income and finance costs	56
4.	Significant accounting policies	41	19.	Segment disclosures	56
5.	New accounting standards and interpretations	47	20.	Concentrations	57
6.	Property and equipment	48	21.	Related party transactions	57
7.	Intangible assets	48	22.	Research and development expenses	58
8.	Accounts payable and accrued liabilities	49	23.	Personnel expenses	58
9.	Convertible notes	49	24.	Capital disclosures and financial risk	58
10.	Operating leases and commitments	50	25.	Foreign exchange risk	58
11.	Share capital	51	26.	Credit risk	59
12.	Stock options	52	27.	Interest rate risk	59
13.	Share based compensation	53	28.	Liquidity risk	59
14.	Warrants	53	29.	Subsequent events	59
15.	Incomes taxes	54

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2019, 2018 and 2017

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

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on March 27, 2020.

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

Judgments in applying accounting policies

The use of the going concern basis (Note 2)

Licensing revenues and deferred revenue

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, sale of goods, royalties and license fees. Management also uses judgment in estimating the service period over which revenue is recognized for upfront payments received .

Contingent liability

Assessing the recognition of contingent liabilities requires judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 12).

Convertible notes

The model used to measure the fair value of the liability component comprises estimation uncertainty for the interest rate applicable to a similar liability that does not have an equity conversion option (note 9)

Stock options and warrants

There is estimation uncertainty with respect to selecting inputs to the Binomial pricing model used to determine the fair value of the stock options and warrants (Note 12).

Other areas of judgment and uncertainty relate to deferred tax assets. Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

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

Management believes that current cash balances as at December 31, 2019 will be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

Financial instruments

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable, accrued liabilities, “other financial liabilities”.

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

Impairment

Indefinite lived intangibles are subject an assessment for impairment at each reporting date..

Financial assets impairment

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

Non-financial assets impairment

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

Research tax credits

Until the corporation re-domiciled from Canada to the commonwealth of Bahamas in 2015, it is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Québec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Québec.

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

Operating lease

Effective for annual reporting periods beginning on or after January 1, 2019, IFRS 16 introduced a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed. We adopted this standard on January 1, 2019, with an immaterial cumulative adjustment of $11,667 to accumulated deficit rather than retrospectively adjusting prior periods.

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

Nymox adopted IFRS 16 on January 1, 2019 with an immaterial cumulative adjustment of $11,667 to accumulated deficit rather than retrospectively adjusting prior periods. This adoption approach resulted in a balance sheet presentation that is not comparable to the prior period. We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 6.89% to 7.10%.The adoption of IFRS16 resulted in the recognition of operating lease assets of approximately $393,000 and liabilities of approximately $405,000. The average remaining years for our lease are 1.4 year as of December 31, 2019.

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2019, 2018 and 2017:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at December 31, 2016	$418	$31	$89	$538
Additions	–	–	–	–
Disposals	–	–	–	–
Balance at December 31, 2017	418	31	89	538
Additions	–	12	24	36
Disposals	–	–	–	–
Balance at December 31, 2018	418	$43	$113	$574
Additions	–	-	-	-
Disposals	–	–	–	–
Balance at December 31, 2019	$418	$43	$113	$574

Accumulated depreciation
Balance at December 31, 2016	418	30	88	536
Depreciation for the year	–	1	1	2
Disposals	–	–	–	–
Balance at December 31, 2017	$418	31	89	$538
Depreciation for the year	–	2	1	3
Disposals	–	–	–	–
Balance at December 31, 2018	418	$33	$90	$541
Depreciation for the year	–	4	5	9
Disposals	–	–	–	–
Balance at December 31, 2019	$418	$37	$95	$550
Carrying amounts
At December 31, 2017	$-	$1	$-	$1
At December 31, 2018	$-	$10	$23	$33
At December 31, 2019	$-	$6	$19	$25

The depreciation expense of property and equipment amounts to $8,684, $3,041 and $1,153 for the years ended December 31, 2019, 2018 and 2017, respectively and is included in research and development in the statements of operations and comprehensive loss.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. Patents having a capitalized cost of $4,818,243, accumulated amortization of $4,500,511 and accumulated impairment of $317,732 at December 31, 2019, 2018 and 2017, are still assets of the Corporation.

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2019, 2018 and 2017, are still property of the Corporation.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2019, 2018 and 2017, consisted of the following:

In Thousands of US Dollars
Description	2019	2018	2017
Accounts payable	$1,629	$808	$2,017
Accrued liabilities:
Payroll related liabilities	225	216	213
Other accrued liabilities	40	50	-
Total accounts payable and accrued liabilities	$1,894	$1,074	$2,230

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

The carrying value of the convertible noted included the following changes for the years ended December 31, 2019, 2018 and 2017:

In Thousands of US Dollars
Description	2019	2018	2017
Balance, beginning of the period	$-	$-	$931
Accretion expense	-	-	139
Debt conversion	-	-	(1,070)
Balance, end of the period	$-	$-	$-

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

NOTE 10 – OPERATING LEASES AND COMMITMENTS

Effective for annual reporting periods beginning on or after January 1, 2019, IFRS 16 introduced a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed.

We adopted this standard on January 1, 2019, with an immaterial cumulative adjustment of $11,667 to accumulated deficit rather than retrospectively adjusting prior periods. This adoption approach resulted in a balance sheet presentation that is not comparable to the prior period. We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 6.89% to 7.10%. The adoption of this standard resulted in the recognition of operating lease assets of approximately $393,000 and liabilities of approximately $405,000 as of January 1,2019.

In August 2018, October 2017, the Corporation entered into or renewed its operating lease agreements for its Canadian and US (New Jersey) premises, which will expire on August 31, 2020 and October 31, 2020, respectively. The average remaining years for our lease are 1.4 year as of December 31, 2019.

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the year ended December 31, 2019:

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2019	$393
Accumulated amortization	(253)
Other	(4)
Balances as of December 31, 2019	$136

The following table provides the changes in the Corporation’s operating lease liability for the year ended December 31, 2019:

In Thousands of US Dollars
Total
Balances as of January 1, 2019	$405
Repayments of lease liability	(277)
Other	19
Balances as of December 31, 2019	$147
Lease liability due within one year	$144
Lease liability long term	$3

The total future commitment payment amount for above lease is $151,805 comparing an outstanding lease liability of $147,036 as of December 31, 2019. The difference is due to borrowing rate discount.

Other operating leases commitment

Other than operating lease described in above operating lease table. the corporation renewed its operating lease for its US(California) office and the renewed lease will be treated as new lease and will be effective effective from January 1,2020 and expire on July 31,2021. This new lease will result in the recognition of operating lease assets and liabilities of approximately $144,000 as of January 1,2020.

NOTE 11 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2019, 2018 and 2017 were as follows

In Thousands of US Dollars and shares
Description	2019	2018	2017
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	71,219	64,676	56,378
Dollars	$136,554	$126,684	$108,196

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

During the year end December 31, 2019, the Corporation completed one private placement to an accredited investor for a total of $5,000,000. A total of 2,500,000 common shares were issued at $2.00 per share and 2,500,000 warrants were issued connecting with the share issuance.

NOTE 12 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2019, 1,410,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2019, 2018 and 2017 and for options outstanding and exercisable as of December 31, 2019, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding December 31, 2016	5,660,000	1.74	8.37
Expired	-	-	-
Granted	50,000	2.93	9.03
Outstanding December 31, 2017	5,710,000	$1.75	7.39
Granted	30,000	3.43	3.59
Outstanding December 31, 2018	5,740,000	$1.76	6.37
Expired	(10,000)	3.43	-
Not vested
Granted	360,000	2.08	9.26
Outstanding December 31, 2019	6,090,000	$1.78	5.61
Options exercisable	6,090,000	$1.78	5.61

The fair value of the options granted during the years ended December 31, 2019, 2018 and 2017, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2019	2018	2017
Share price	$2.08	$2.59~$3.39	$2.93
Exercise price	$2.08	$3.43	$2.93
Risk-free interest rate	2.48%	2.74%~2.78%	2.38%
Expected volatility	105.36%	149.99%~150.43%	108.14%
Expected option life in years	10Yrs.	4Yrs.	10Yrs.
Expected dividend yield	-	-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2019, and 2018 was $ 1.88 and 2.72 per option respectively. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never had the ability nor paid any dividends.

NOTE 13 SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $2,317,995 in 2019. The unrecognized compensation cost as at December 31, 2019, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed, assuming Dr. Averback continued to elect equity compensation, is $2,148,357.

The stock and stock option-based compensation expense to the directors and employees are disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2019, 2018 and 2017, as follows:

In Thousands of US Dollars
Functional Expense Category	2019	2018	2017
General and administrative expense	$1,839	$2,064	$3,708
Research and development expense	1,172	1,819	2,589
Total	$3,011	$3,883	$6,297

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

On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placements for a total of $400,000. A total of 883,058 units were issued at a weighted average price of $0.39 per unit. Each Unit was comprised of one common share and a warrant to purchase one-half of one common share. A total of 441,529 warrants were issued. Each Warrant entitled the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 month following the subscription date. By the year end of December 31, 2017, the warrant holder has exercised all these warrants.

In the first quarter of 2019, the Corporation issued 2,500,000 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $8.00 with a five year term. The warrant was valued at $200,000 and recorded as part of additional paid in capital.

A detail of warrant activity for the years ended December 31, 2019, 2018 and 2017 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 31-Dec-16	548,529	$1.72	1.31
Exercised	548,529	1.72	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-17	-	$-	-
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-18	-	$-	-
Exercised	-	-	-
Granted	2,500,000	8.00	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-19	2,500,000	$8.00	4.04

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

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2019, 2018 and 2017.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2019	2018	2017
Net loss for the year, before income taxes	$(13,162)	$(10,594)	$(13,429)
Net loss attributable to the Bahamas	(12,841)	(10,416)	(13,305)
Net loss attributable the United States	(321)	(178)	(124)
Domestic tax rate applicable to the Corporation	21%	21%	35%
Income taxes at domestic tax statutory rate	(67)	(37)	(43)
Change in valuation allowance	67	37	43
Deferred tax provision (recovery)	$-	$-	$-

As at December 31, 2019, 2018 and 2017, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2019	2018	2017
Tax loss carry forward	$1,402	$1,558	$4,179
Patents capitalized and amortized for tax purposes	0	4	10
Unrecognized deferred tax assets	$1,402	$1,568	$4,189

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carryforwards for US Federal income tax purposes by year of origination and expiration is detailed below:

In Thousands of US Dollars
Year Originated	Year of Expiration	Amount	Year Originated	Year of Expiration	Amount
2000	2020	813	2010	2030	541
2001	2021	664	2011	2031	480
2002	2022	522	2012	2032	177
2003	2023	564	2013	2033	121
2004	2024	353	2014	2034	70
2005	2025	264	2015	2035	127
2006	2026	355	2016	2036	147
2007	2027	.373	2017	2037	140
2008	2028	351	2018	2038	194
2009	2029	86	2019	2039	337

		Total			$6,679

NOTE 16 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2019	2018	2017
Issued common shares at January 1	64,676	56,378	49,116
Effect of shares issued	4,169	4,088	3,532
Weighted average number of common shares outstanding at December 31	68,845	60,466	52,648

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

NOTE 18 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs for the years ended December 31, 2019, 2018 and 2017, are detailed below:

In Thousands of US Dollars
Description	2019	2018	2017

Interest income	$213	$72	$11

Interest and bank charges	(18)	(18)	(52)
Financial costs
Operation lease interest expense	(20)
Accretion of the other liabilities	-	-	(152)
Net foreign exchange gain	(12)	(7)	(1)
Net finance costs	$163	$47	$(194)

Finance income	$201	$65	$10
Finance costs	(18)	(18)	(204)
Operation lease interest expense	(20)
Net finance costs	$163	$47	$(194)

NOTE 19 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2019	$1	$90	$24
2018	$1	$276	$22
2017	$5	$197	$21
Property and equipment
December 31, 2019	$–	$25	$–
December 31, 2018	$–	$33	$–
December 31, 2017	$1	$–	$–

Revenues are attributed to geographic locations based on location of customers. Property and equipment is attributed to geographic locations based on its physical location.

NOTE 20 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2019	2018	2017
Customer A	$23	$34	$62
Customer C	$36	$126	$90

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

Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2019	2018	2017
Salaries	$–	$–	$–
Short-term employee benefits	2	13	2
Stock-based compensation	2,998	3,814	6,072
Total	$3,000	$3,827	$6,074

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were $0, $13,500 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $480,000, $442,500 and $240,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $289,992, $223,372 and $199,950 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 22 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2019	2018	2017
Research and Development Program	$4	$2	$1
Alzheimer’s Disease: Therapeutics	4	-	2
Anti-Infectives	4	4	4
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	5,932	4,917	5,268
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	18	2	9
Total	$5,962	$4,925	$5,284

NOTE 23 - PERSONNEL EXPENSES

A detailed analysis of personnel related expenses for the years ended December 31, 2019, 2018 and 2017 is provided below:

In Thousands of US Dollars
Description	2019	2018	2017
Salaries	$689	$518	$305
Employer contributions	54	48	31
Short-term employee benefits	16	49	18
Stock-based compensation	3,011	3,883	6,072
Total	$3,770	$4,498	$6,426

NOTE 24 - CAPITAL DISCLOSURES AND FINANCIAL RISK

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bears interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 9).

In 2019, the Corporation raised $5,000,000 and issued 2,500,000 common shares from private placement financings and 2,500,000 warrants were issued connecting with the share issuance.

Approximately 98%, 93% and 90% of expenses that occurred during the years ended December 31, 2019, 2018 and 2017, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2019, 2018 or 2017.

NOTE 25 - Foreign Exchange risk

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2019 by approximately $14,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2019, 2018 and 2017 are trade accounts receivable of $4,368, $2,084 and $78,397, respectively, all of which were aged under 45 days. Two customers accounted for 100.0% and one customer accounted for 100.00% of the trade receivables balance as of December 31, 2019 and 2018, respectively, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2019, 2018 or 2017.

At December 31, 2019, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

NOTE 27 - Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2019, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Trade accounts payable and accrued liabilities
December 31, 2019	$1,894	$1,894	$-
December 31, 2018	$1,075	$1,075	$–

NOTE 29 - SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events through March 27, 2020, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. Although it has expressed no intention to do so the Audit Committee has the authorization to amend these financial statements. The corporation has determined there are no subsequent events.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2015	$4.37	$0.350
2016	$5.79	$1.62
2017	$5.10	$2.67
2018	$4.60	$1.25
2019	$2.75	$1.32

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2018	1st Quarter	$4.60	$3.00
	2nd Quarter	$4.43	$3.09
	3rd Quarter	$3.80	$2.42
	4th Quarter	$2.93	$1.25

2019	1st Quarter	$2.75	$1.32
	2nd Quarter	$2.21	$1.32
	3rd Quarter	$2.19	$1.35
	4th Quarter	$2.47	$1.69

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2019	$2.28	$1.71
November, 2019	$2.04	$1.69
December, 2019	$2.47	$1.81
January, 2020	$4.09	$2.17
February, 2020	$3.73	$2.77
March 27, 2020	$2.80	$1.66

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the three years ended March 27, 2020.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). As of the date of the MD&A, the Common Stock Private Purchase Agreement has expired. In 2019, the Corporation raised $5,000,000 and issued 2,500,000 common shares and 2,500,000 warrants from private placement financings.

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

Approximately 98% of expenses that occurred during the year ended December 31, 2019 (2018 - 93%; 2017 - 90%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2019, 2018 or 2017.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2019	December 31, 2018
Cash	$78,994	$47,148
Trade accounts receivable and other receivables	18,092	13,644
Trade accounts payable and accrued liabilities	(247,071)	(298,603)
Total	$(149,985)	$(237,811)

The following exchange rates were applied for the years ended December 31, 2019, 2018 and 2017:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2019	1.3269	1.2988
US$ - CA$ - December 31, 2018	1.2957	1.3642
US$ - CA$ - December 31, 2017	1.2986	1.2545

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2019 by approximately $14,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $4,368 (December 31, 2018 - $2,084), all of which were aged under 45 days. Two customers (December 31, 2018 - one customer) accounted for 100.0% (December 31, 2018 – 100.0%) of the trade receivables balance at December 31, 2019, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2019, nor for the year ended December 31, 2018.

At December 31, 2019, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The convertible notes bear interest at 6% per annum. In addition, the Corporation pays an administrative fee of 2% per annum under the terms of the convertible notes. The note was converted in full by the year end of December 31, 2017. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2019, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2019	$2,041,039	$2,038,293	2,746
December 31, 2018	$1,074,670	$1,074,670	–

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and concluded that the disclosure controls and procedures were effective as of December 31, 2019.

The Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2019 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Thayer O’Neal Company, LLC has issued its report dated March 27, 2020, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2019, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2019.

Thayer O’Neal’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in the financial statements which appear in this annual report.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is Thayer O’Neal, CPA.

Fees and Services

For the years ended December 31, 2019, 2018 and 2017, Thayer O’Neal Company, LLC, for professional services, the following fees:

Description	US 2019	US 2018	US 2017

Audit fees	$172,000	$168,170	$180,000
Audit related fees	-	-	-
Tax fees	8,000	6,250	6,250
All other fees	-	-	-
Total	$180,000	$174,420	$186,250

Audit Fees consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements, the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees in 2019 also include fees for the audit of the effectiveness of the Corporation’s internal control over financial reporting which was required as the Company became an accelerated filer under SEC regulations for 2018 with more than $75 million in public float.

Audit-Related Fees consisted of translation services rendered in connection with the Corporation’s financial documents.

Tax Fees consisted of services rendered in connection with the preparation of tax returns of the Corporation and its subsidiaries and general tax advice.

All Other Fees – there were no other professional services rendered during the years ended December 31, 2019 and 2018.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2019, 2018 and 2017 are included in Item 8 of this report and are incorporated by reference in this item.

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
Date: March 30, 2020

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

