Form 20-F
period 2020-12-31
NYMOX PHARMACEUTICAL CORP
filed 2021-03-29
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20–F

☐ Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒   Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

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

77,961,151 shares as of December 31, 2020

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by TPS THAYER Company, LLC of Houston, Texas in the United States as of December 31, 2020 and by Thayer O’Neal for the year ended December 31, 2019, 2018, 2017 and 2016 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2020	2019	2018	2017	2016
Total Assets	$4,343,577	$5,489,286	$8,075,988	$979,137	$2,057,253
Share Capital	$151,722,076	$136,554,101	$126,684,101	$108,196,243	$92,125,364
Total Equity	$2,145,311	$3,448,246	$7,001,318	$(1,251,350)	$(641,420)
Sales	$5,350	$115,648	$299,412	$223,719	$283,611
Total Revenues (including sales)	$5,350	$115,648	$299.412	$223,719	$283,611
Loss from operating activities	$(11,719,323)	$(13,324,918)	$(10,640,620)	$(13,235,302)	$(12,869,398)
Net Loss	$(11,737,761)	$(13,161,976)	$(10,593,859)	$(13,428,878)	$(13,109,608)
Loss per Share (basic & diluted)	$(0.16)	$(0.19)	$(0.18)	$(0.26)	$(0.28)
Weighted Avg. No. of Common Shares	73,823,141	68,845,225	60,466,449	52,647,913	46,155,018

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $13.2 million in 2019 and $11.7 million in 2020. As of December 31, 2020, Nymox’s accumulated deficit was approximately $180.0 million and we have Negative cash flows from operations of $10,037,453 for the year ended December 31, 2020. As of December 31, 2020, we had positive working capital of $2,063,000.

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

We Will Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2020 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $3,610,577 and a positive working capital of $2,063,000 as of December 31, 2020. Cash flows used in operations during 2020 were $10,037,453.

Management believes that current cash balances as at December 31, 2020 and anticipated funds from product sales will not besufficient to fund its planned business operations and research and development programs over the next 12 months. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement.. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 78,711,151 common shares of Nymox issued and outstanding as of March 29, 2021. In addition, 6,500,000 share options are outstanding, of which 6,260,416 are currently vested. Expiry dates for Nymox options range from 1.5 years to 9.2 years (see note 12 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

COVID-19 pandemic impact

As is generally and clearly understood, the COVID-19 pandemic has had and continues to have a major slowdown effect on worldwide business activity. Although the Company does not anticipate any fundamental change in its business plans, management does expect some degree of unavoidable slowdown due to the Company’s inherent reliance on business activities from multiple external partners, supply chains, and participation of organizations outside our control. Due to the downstream effect of these factors, it is not possible at this time to expect or to provide exact timelines for key corporate forward events. The Company cannot predict or comment on behalf of third parties (such as vendors, suppliers, partners, collaborators, etc) and their restrictions and challenges in the current business environment. However, the Company will give all relevant updates in a timely fashion.

Nymox works with and relies upon contract research organizations (CROs); the Company relies on external manufacturing activities (such as raw material suppliers; contract manufacturing vendors; specialized laboratory testing service providers); and works with other service providers in the life sciences and biotechnology sectors; any of the preceding which alone or in combination may lead to unanticipated delays in the Company’s activities and projected timelines for milestones. In addition, Nymox relies on travel for many of its essential business activities, such as quality assurance and other undertakings, which are restricted during the current disruption. At this time there have been no material changes to any of the fundamental conclusions of our scientific research documentation and no material changes in past results in the reportable financial, or other business related disclosures. These COVID-19 related business effects and risks described above are additional to prior statements by the Company in regard to other risk factors that have been outlined in past SEC filings by the Company and are updated where and when appropriate.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2020, Nymox has raised over $137 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

Organizational Structure

Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other wholly-owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation also opened a new office in California (USA) in August, 2018. Nymox Corporation conducts some research and development as well as maintain all Quality Assurance activities, while Serex conducts research and development, and some of the manufacturing for NicAlert™ and TobacAlert™.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
2019	5,962
2020	7,167
Total	$89,195

Total research and development expenditures to date, excluding stock-based compensation , depreciation and amortization expenses, are $89,195,000.

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

Revenue by Geographic Market
Year Ended	Canada	United States	Europe & Other	Total
2020	$193	$3,167	$1,990	$5,350
2019	$1,445	$90,101	$24,102	$115,648
2018	$1,390	$275,685	$22,337	$299,412

Property and Equipment

Nymox Pharmaceutical Corporation leases office and in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space.This space is primarily used to store records including records related to clinical trials. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. A new lease was signed in October 2020 and expires on October 31, 2023. In July, 2018, Nymox Corporation leased a new office in California that comprised of approximately 2,408 square feet of leased space. That lease agreement expired in December 31, 2019. The Corporation renewed the California office lease and the new agreement expires in July 31, 2021.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2020, 2019 and 2018. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 29, 2021. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2020, we had an accumulated deficit of $180 million. Even our total assets exceeded our total liabilities. However our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2020 and anticipated funds from product sales are not sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2020 compared to 2019

Net losses were $11,737,761, or $0.16 per share, for the year ended December 31, 2020, compared to $13,161,976, or $0.19 per share, for the year ended December 31, 2019. Net loss includes stock and stock option compensation charges of $1,747,919 in 2020 and $3,011,324 in 2019.

Revenues

Revenues from sales of goods amounted to $5,350 for the year ended December 31, 2020, compared with $115,648 for the year ended December 31, 2019. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $8,119,818 for the year ended December 31, 2020, compared with $7,376,827 for the year ended December 31, 2019. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $1,046,034 for the year ended December 31, 2020 and $1,172,036 for the year ended December 31, 2019. For the year ended December 31, 2020, an increase of $999,029 in clinical lab expenditures offset with a decrease of $87,918 in professional fees and a decrease of $126,002 in stock and stock option compensation charges contribute to the increase of expenses compared to the same period in 2019.

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

Marketing Expenses

Marketing expenditures were nil for the year ended December 31, 2020 and 2019 respectively. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $3,600,901 for the year ended December 31, 2020, compared with $6,005,465 for the year ended December 31, 2019. General and administrative expenditures also include stock compensation charges of $701,885 for the year ended December 31, 2020 and $1,839,288 in the comparative period in 2019. The decrease of $2,404,564 in expenses for the year ended December 31, 2020 is primarily due to a decrease of $1,179,410 in various professional fees, and a decrease of $1,137,404 in stock compensation charges compared to the same period in 2019. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs was $18,438 for the year ended December 31, 2020, compared with finance income of $162,943 for the year ended December 31, 2019. The decrease of $181,380 mainly due to a decrease of $177,216 in interest income and an increase of $4,164 in operation lease and financial interest expense.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2020 or 2019.

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

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2020, cash and receivables totaled $3,631,000 compared with $5,257,000 and $7,960,000 at December 31, 2019 and 2018, respectively. Our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have continued during the period of year 2020.

Cash and cash equivalents amounted to $3,611,000, $5,239,000 and $946,000 as of December 31, 2020, 2019 and 2018, respectively.

We used cash in our operating activities in the amounts of $10 million, $7 million and $8 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2020, 2019 and 2018 is included in the footnotes to the financial statements.

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

Contractual Obligations

We have contractual obligations under short-term lease commitments for our premises in New Jersey (United States) of $11,632 per month until October 2023. . Effective from January 1,2020, we renewed a long-term lease commitment for our premises in California (United States) of $7,826 per month until December 2020 and of $8,187 per month until July 2021. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease and rent for office space and equipment	$457,478	$200,025	$257,453	$-
Insurance premium installments	179,116	179,116
Total Contractual Obligations other than accounts payable and accrued liabilities	$636,594	$379,141	$257,453	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 70, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 56, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Professor David Morse, Ph.D., 64, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 85, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Mr.Richard Cutler, Esq. 63, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Augusta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

Mr. Erik Danielsen, Chief Financial Officer, 57, is a graduate from University de Fribourg with a Master’s in Business Law and Corporate Finance. Mr. Danielsen a former Senior Auditor for Price Waterhouse and has extensive experience in international business. Mr. Danielsen is a former Credit Suisse Equity Strategist.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2020 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2020 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The unrecognized compensation cost as of December 31, 2020, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $0.74 million. On May 14, 2015, the CEO was also granted 5,025,000 options.

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

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2020 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2020 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2020 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long-term incentive	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President	2020	-	1,403,7693	-	-	-	-	-	$1,403,769
Erik Danielsen CFO[1]	2020	-	1	-1	-	-	-	535,000	$535,0001
Randall Lanham General Counsel[2]	2020	-	2	-	-	-	-	324,767	$324,7672

_______________

1Erik Danielsen became an Executive Officer on June 1, 2015. Mr. Danielsen receives no compensation as an individual and receives no deferred or incentive compensation. All other amounts are service fee paid to a corporation which is a separate legal entity controlled by Mr. Danielsen.

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

Outstanding Incentive Plan Awards as of December 31, 2020: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/2025	$3,718,500
Erik Danielsen	200,000	-	200,000	$1.74	05/14/2025	$148,000
Erik Danielsen	50,000	-	50,000	$2.93	01/10/2027	$-
Erik Danielsen	200,000	-	200,000	2.08	04/01/2029	$80,000
Randall Lanham	200,000	-	200,000	$1.74	05/14/2025	$148,000
Randall Lanham	100,000	-	100,000	2.08	04/01/2029	$40,000
Total	5,775,000	-	5,775,000			$4,134,500

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

The following is a summary of director compensation for the year ended December 31, 2020:

Name	Fees Earned	Share-basedawards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$6,500	$-	-	$-	$-	$-	$-
James Robinson	$6,500	$-	-	$-	$-	$-	$-
Richard Cutler	$6,500	$-	-	$-	$-	$-	$-

Outstanding Incentive Plan Awards as of December 31, 2020: Directors and Officers

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/2025	$92,500
David Morse	20,000	-	20,000	$2.08	04/01/2029	$8,000
Richard Cutler	10,000	-	10,000	$1.74	05/14/2025	$7,400
Richard Cutler	20,000	-	20,000	$2.08	04/01/2029	$8,000
James G. Robinson	100,000	-	100,000	$1.74	05/14/2025	$74,000
James G. Robinson	20,000	-	20,000	$2.08	04/01/2029	$8,000
Dr. Russel Thomson	200,000	-	70,833	$2.86	12/31/2029	$-
Dr. Mark Staples	200,000	-	89,583	$1.81	03/19/2030	$60,020
Total	695,000	-	455,416			$257,921

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2020: Employees

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
Lin Dodd	10,000	-	10,000	$3.43	07/16/2022	$-
Anthony Bailey	10,000	-	10,000	$3.43	07/23/2022	$-
Shaira Mendoza	10,000	-	10,000	$2.35	01/01/2024	$1,300
Total	30,000	-	30,000			$1,300

The options may be exercised any time after six months vest period until the expiration date of the option.

Share Ownership

As of March 29, 2021, the number of common shares owned or controlled by directors and senior officers of the Corporation were as follows:

	Common Shares Owned and	Percentage of Common Shares Owned and
Name	Controlled	Controlled
Paul Averback, M.D.	29,900,979	38.0%
Paul Averback, M.D., Trustee	607,031	0.8%
James G. Robinson	3,510,550	4.5%
David Morse, Ph.D.	396	-%
Erik Danielson	1,182,500	1.5%
Randall Lanham	152,900	0.2%
Total	35,354,356	45.0%

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

Nymox’s Audit Committee consists of three directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Mr. Richard Cutler, Esq.; the other members are James G. Robinson and Dr. David Morse. The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders. The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditor reports directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

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

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee is James G. Robinson; the other members are Mr. Richard Cutler, Esq., and Dr. David Morse. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option plan.

The Corporate Governance Committee consists of the independent directors of the Board. The Chairman of the Committee is Mr. Randall Lanham, Esq.; the other members are Mr. Richard Cutler, Esq. and Dr. Paul Averback. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

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

In its St. Laurent, Hasbrouck Heights and Orange Country offices, as at December 31, 2020, the Corporation employed three persons in research and development, and one of them also responsible for administration. For the year 2019, the Corporation employed three persons in research and development and one of them is also responsible for administration. For the year 2018, the Corporation employed five persons.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of March 29, 2021, the number of common shares owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Common Shares owned by Shareholder	Percent of Class of Common Shares
Dr. Paul Averback	30,508,010	38.8%
All directors and officers as a group	35,354,356	45.0%

The above shareholders have the same voting rights as all other shareholders. The percent of class of common shares held by Dr. Paul Averback is 38.8% as of March 27, 2021.

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2020, 2019 and 2018. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. Since 2015, the Corporation also has made payment in the form of contract for service rendered to two individual corporations controlled by two Executive officers respectively. (Note 20)

Dividends

The Corporation has not issued dividends since inception.

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2020, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Nymox Pharmaceutical Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated financial position of Nymox Pharmaceutical Corporation (the Company) as of December 31, 2020, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, and the consolidated results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the financial statements which indicates that the failure of U.S. phase 3 studies of NX – 1207 materially affects Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. These conditions, along with other matters as set forth in Note 1 in the financial statements and in critical audit matters below, indicate the existence of the material uncertainty that casts substantial doubt about Nymox Pharmaceutical Corporation’s ability to continue as a going concern.

Going Concern Assessment

As described in Note 2 to the consolidated financial statements and in the going concern paragraph above, the Company prepared its financial statements on a going concern basis, and management has concluded that the Company has not generated significant income to date. For the year ended December 31, 2020, the Company incurred net losses of USD 11.7 million and used the net cash in operating activities of USD 10 million. As of December 31, 2020, the accumulated deficit amounted to USD 180 million. The Company is subject to the risks and uncertainties associated with a business with no substantive revenue, as well as limitations on its operating capital resources. These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to raise capital and generate revenue and profits in the future. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The principal consideration for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter is there was significant judgment by management for the going concern assessment, which is dependent upon the Company’s ability to raise capital and generate revenue and profits in the future.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s going concern analysis.  These procedures also included, among others, testing management’s process for projecting cash flow requirements for the twelve months after the year end, testing the completeness and accuracy of underlying data and assumptions used in the projected cash flow analysis and their disclosure in the consolidated financial statements regarding their going concern.

/S/ TPS Thayer, LLC

TPS Thayer, LLC

We have served as the Company’s auditor since 2020.

Sugar Land, Texas

March 29, 2021

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2020, 2019 and 2018

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2020	2019	2018
Revenues
Sales of goods	4	$5	$116	$299
Total revenue		5	116	299

Cost of goods sold and operating Expenses
Cost of goods sold		4	58	138
Research and development	21	8,120	7,377	6,677
General and administrative	20.22	3,601	6,006	4,125
Total operating expenses		11,725	13,441	10,940

Loss from operations		(11,720)	(13,325)	(10,641)
Other income (expense)
Finance income	17	24	201	65
Finance costs	17	(30)	(18)	(18)
Operating lease interest expense		(12)	(20)	-
Loss before income taxes		(18)	(163)	(10,594)
Income tax provision (recovery)	14	-	-	-
Net loss		$(11,738)	$(13,162)	$(10,594)
Attributable to:
Net income attributable to Nymox share holders		(11,738)	(13,162)	(10,594)
Basic and diluted loss per share	15	$(0.16)	$(0.19)	$(0.18)
Weighted average number of common shares outstanding	15	73,823	68,845	60,466

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2020, 2019 and 2018

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2020	2019	2018
ASSETS
Current assets
Cash at bank		$3,611	$5,239	$7,946
Accounts receivable		-	4	2
Other receivables		20	14	12
Inventory		34	23	41
Security deposit		28	28	23
Prepaid expenses and other current assets		200	20	2
Total current assets		3,893	5,328	8,026
Non-current assets
Property and equipment	6	28	25	33
Operating lease right-of-use asset, net		422	136	-
Security deposit		-	-	17
Total assets		$4,343	$5,489	$8,076

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	$1,772	$1,894	1,074
Operating lease liability due within one year	9	58	144	-
Total current liabilities		1,830	2,038	1,074
Long term operating lease liability		368	3	-
Total liabilities		2,198	2,041	1,074
Equity
Share capital – unlimited authorized shares at no par value.77,961, 71,218 and 64,676 shares outstanding at December 31, 2020, 2019 and 2018, respectively	10,12	151,722	136,554	126,684
Share capital subscription receivable	10	(589)	(589)	(868)
Additional paid-in capital	11-13	31,037	35,770	36,299
Accumulated deficit		(180,025)	(168,287)	(155,113)
Total Stockholders’ equity (deficit)		2,145	3,448	7,002
Commitments and contingencies	9
Subsequent events	28
Total liabilities and stockholders’ equity (deficit)		$4,343	$5,489	8,076

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2020, 2019 and 2018

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATIGN ACTIVITIES	Notes	2020	2019	2018
Net loss		$(11,738)	$(13,162)	$(10,594)
Adjustments for:
Depreciation	4	9	9	3
Stock-based compensation	12	1,748	3,011	3,814
Issued stock for service fee		-	1,330	101
Amortization and others		258	556	-
Changes in non-cash operating balances:
Accounts receivable and other receivables		(1)	(4)	73
Security deposit		-	12	(16)
Prepaid expense		(180)	(18)	(1)
Inventory		(11)	17	(25)
Employee deposit of overpayment		50	-	-
Accounts payable and accrued liabilities		(172)	819	(1,156)
Net cash used in operating activities		(10,037)	(7,430)	(7,801)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment		(13)	-	(36)
Net cash flows used in investing activities		(13)	-	(36)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of share capital	10	8,687	5,000	14,932
Repayment of operating lease and financing obligation		(265)	(277)	-
Net cash provided from financing activities		8,422	4,723	14,932
Net (decrease) increase in cash and cash equivalents		(1,628)	(2,707)	7,095
CASH AT BANK
Beginning of year		5,239	7,946	851
End of year		$3,611	$5,239	$7,946
SUPPLEMENTAL DISCLOSURE
Income taxes paid	14	$-	$-	$-
Interest paid		$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Shares and warrants issued on connection with convertible notes		$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2020, 2019 and 2018

(In Thousands of US Dollars and Shares)

	Note	Common Shares	Amount	Subscriptions	Additional Paid-In Capital	Accumulated Deficit	Total
December 31, 2017		56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)
Shares issuance for cash and subscriptions		5,188	15,082	(150)	-	-	14,932
Stock-based commission	12	10	32	-	-	-	32
Stock-based compensation	12	3,100	3,374	-	509	-	3,883
Net loss		-	-	-	-	(10,594)	(10,594)
Balance, December 31, 2018		64,676	$126,684	$(868)	$36,299	$(155,113)	$7,002
Lease adoption prior year cumulative effect						(12)	$(12)
Shares issuance for cash and subscriptions		2,542	4,800	279	-	-	5,079
Warrant issued	12	-	-	-	200	-	200
Stock-based compensation and service fee	12	4,000	5,070	-	(729)	-	4,341
Net loss		-	-	-	-	(13,162)	(13,162)
Balance, December 31, 2019		71,218	$136,554	$(589)	$35,770	$(168,287)	$3,448
Shares issuance for cash and subscriptions		3,743	9,388	-	(701)	-	8,687
Stock-based compensation and service fee	12	3,000	5,780	-	(4,032)	-	1,748
Net loss		-	-	-	-	(11,738)	(11,738)
Balance, December 31, 2020		77,961	$151,722	$(589)	$31,037	$(180,025)	$2,145

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes Forming Part of the Consolidated Financial Statements

For the Year Ended December 31, 2020

Note	Description	Page	Note	Description	Page
1.	Business activities and basis of presentation	44	15.	Earnings per share	59
2.	Going concern considerations	45	16.	Financial instruments fair value disclosures	59
3.	Significant estimates	45	17.	Finance income and finance costs	59
4.	Significant accounting policies	45	18	Segment disclosures	59
5.	New accounting standards and interpretations	52	19	Concentrations	60
6.	Property and equipment	52	20.	Related party transactions	60
7.	Intangible assets	53	21.	Research and development expenses	61
8.	Accounts payable and accrued liabilities	53	22.	Personnel expenses	61
9.	Operating leases and commitments	53	23.	Capital disclosures and financial risk	61
10.	Share capital	55	24.	Foreign exchange risk	61
11.	Stock options	55	25.	Credit risk	62
12.	Share based compensation	56	26.	Interest rate risk	62
13.	Warrants	57	27.	Liquidity risk	62
14.	Incomes taxes	58	28.	Subsequent events	62

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2020, 2019 and 2018

NOTE 1 – BUSINESS ACTIVITIES AND BASIS OF PRESENTATION

Nymox Pharmaceutical Corporation is a company which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas. Nymox Pharmaceutical Corporation including its whole owned subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

Statement of Compliance

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on March 29, 2021.

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

Judgments in applying accounting policies

The use of the going concern basis (Note 2)

Contingent liability

Assessing the recognition of contingent liabilities requires judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation .

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

Management believes that current cash balances as of December 31, 2020 will be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

Consolidation

The consolidated financial statements of the Corporation include the accounts of its subsidiaries. Subsidiaries are those entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

- power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

- exposure, or rights, to variable returns from its involvement with the investee; and

- The ability to use its power over the investee to affect its returns.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition is recorded as goodwill. If the cost of acquisition is less than fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of profit or loss.

The assets, liabilities, income and expenses of subsidiary companies are consolidated on a line by line basis and the carrying value of investments held by the Holding Company is eliminated against the subsidiaries’ shareholders’ equity in the consolidated financial statements.

All intra-group transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated in full.

Subsidiaries have same reporting period as that of the Holding Company. The accounting policies of subsidiaries have been same with the holding parent company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

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

Financial assets

The Corporation initially recognizes receivables on the date that they are originated. Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

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

Accounts receivable

Accounts receivable consists of trade receivables. Sales allowance for expected credit losses is recorded against trade receivables and is based on historical experience. The company has zero, $4,000 and $2,000 trade receivables as of December 31, 2020, 2019 and 2018, respectively and no sales allowance was recorded during the three years.

Inventory

Inventory consists primarily of finished goods held for sale and materials and are carried at the lower of first-in, first-out cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

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

The company does not have upfront payment, milestone payment and license revenue for the year ended December 31,2020,2019 and 2018.

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

The fair value of the stock options is measured using the binomial pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

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

Operating leases

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

NOTE 5 – NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Standards, amendments and improvements to the approved accounting standards that are not yet effective for CFY’ 2020.

The following standards, amendments and improvements to the approved accounting standards would be effective from the dates mentioned below against the respective standard or interpretation:

Standard or Interpretation		IASB Effective Date (Annual periods beginning on or after)
IFRS 03	Reference to Conceptual Framework (Amendments)	01 January 2022
IFRS 09	Financial Instruments – Fees in the ‘10 percent’ test for derecognition of financial liabilities	01 January 2022
IFRS 10/IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendment)	Not Yet Finalized
IAS 01	Classification of Liabilities as Current or Non-current liabilities (Amendments)	01 January 2022*
IAS 16	Proceeds before Intended Use (Amendments)	01 January 2022
IAS 37	Onerous Contracts – Costs of Fulfilling a Contract (Amendments)	01 January 2022

*The IASB has issued an exposure draft proposing to defer the effective date of the Amendments to IAS 01 to 01 January 2023.

The above standards and amendments are not expected to have any material impact on the Company’s unconsolidated financial statements in the period of initial application.

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2020, 2019 and 2018:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at December 31, 2017	$418	$31	$89	$538
Additions	–	12	24	36
Disposals	–	–	–	–
Balance at December 31, 2018	418	$43	$113	$574
Additions	–	-	-	-
Disposals	–	–	–	–
Balance at December 31, 2019	418	$43	$113	$574
Additions	–	13	-	13
Disposals	–	–	–	–
Balance at December 31, 2020	$418	$56	$113	$587

Accumulated depreciation
Balance at December 31, 2017	418	31	89	$538
Depreciation for the year	–	2	1	3
Disposals	–	–	–	–
Balance at December 31, 2018	$418	$33	$90	$541
Depreciation for the year	–	4	5	9
Disposals	–	–	–	–
Balance at December 31, 2019	418	$37	$95	$550
Depreciation for the year	–	4	5	9
Disposals	–	–	–	–
Balance at December 31, 2020	$418	$41	$100	$559
Carrying amounts
At December 31, 2018	$-	$10	$23	$33
At December 31, 2019	$-	$6	$19	$25
At December 31, 2020	$-	$15	$13	$28

The depreciation expense of property and equipment amounts to $9,236, $8,684 and $3,041 for the years ended December 31, 2020, 2019 and 2018, respectively and is included in research and development in the statements of operations and comprehensive loss.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. The patent and intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2020, 2019 and 2018, are still property of the Corporation. The patent and intellectual rights have been fully amortized by year 2009.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2020, 2019 and 2018, consisted of the following:

In Thousands of US Dollars
Description	2020	2019	2018
Accounts payable	$1,403	$1,629	$808
Accrued liabilities:
Payroll related liabilities	245	225	216
Other accrued liabilities	74	40	50
Deposit	50	-	-
Total accounts payable and accrued liabilities	$1,772	$1,894	$1,074

NOTE 9 – OPERATING LEASES AND COMMITMENTS

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

We adopted this standard on January 1, 2019, with an immaterial cumulative adjustment of $11,667 to accumulated deficit rather than retrospectively adjusting prior periods. This adoption approach resulted in a balance sheet presentation that is not comparable to the prior period. We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 5.00% to 7.03% andthe average remaining years for our lease are 1.04 years as of December 31, 2020.

In October 2020, the Corporation renewed its operating lease agreements for its US (New Jersey) premises, which is effective from November 1, 2020 and will expire on October 31, 2023. This new lease results in the recognition of operating lease assets and liabilities of approximately $390,000 as of November 1,2020.

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the year ended December 31, 2020 and 2019 respectively:

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2020	$136
Renewed office lease	533
Accumulated amortization	(247)
Balances as of December 31, 2020	$422

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2019	$393
Accumulated amortization	(247)
Other	(4)
Balances as of December 31, 2019	$136

The following table provides the changes in the Corporation’s operating lease liability for the year ended December 31, 2020 and 2019 respectively:

In Thousands of US Dollars
Total
Balances as of January 1, 2020	$147
Renewed office lease	533
Repayments of lease liability	(265)
Other	11
Balances as of December 31, 2020	$426
Lease liability due within one year	$58
Lease liability long term	$368

The total future commitment payment amount for above lease is $454,092 comparing an outstanding lease liability of $425,620 as of December 31, 2020. The difference is due to borrowing rate discount.

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

NOTE 10 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2020, 2019 and 2018 were as follows

In Thousands of US Dollars and shares
Description	2020	2019	2018
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	77,961	71,218	64,676
Dollars	$151,722	$136,554	$126,684

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

During the year ended December 31, 2020, the Corporation completed three private placements and raised a total of $9,387,975 in share capital before various fee charges which totaled $701,067. A total of 3,742,445 common shares were issued at an average price of $2.51 per share.

NOTE 11 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2020, 1,000,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2020, 2019 and 2018 and for options outstanding and exercisable as of December 31, 2020, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding December 31, 2017	5,710,000	$1.75	7.39
Expired	-	-	-
Granted	30,000	3.43	3.59
Outstanding December 31, 2018	5,740,000	$1.76	6.37
Expired	(10,000)	3.43	-
Granted	360,000	2.08	9.26
Outstanding December 31, 2019	6,090,000	$1.78	5.61
Expired	-	-	-
Not vested
Granted	410,000	2.34	8.94
Outstanding December 31, 2020	6,500,000	$1.81	4.87
Options exercisable	6,260,416	$1.79	4.70

The fair value of the options granted during the years ended December 31, 2020, 2019 and 2018, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2020		2019	2018
Share price	$1.81~2.86		$2.08		$2.59~$3.39
Exercise price	$1.81~2.86		$2.08		$3.43
Risk-free interest rate	1.12%~1.67%		2.48%		2.74%~2.78%
Expected volatility	81.34%~106.56%		105.36%		149.99%~150.43%
Expected option life in years	4~10.	Yrs	10	Yrs	4	Yrs
Expected dividend yield	-		-		-

The weighted average grant-date fair value of options granted during the year ended December 31, 2020, and 2019 was $ 2.09 and 1.88 per option respectively. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never had paid any dividends.

NOTE 12 - SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $1,403,769 in 2020. The unrecognized compensation cost as at December 31, 2020, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed, assuming Dr. Averback continued to elect equity compensation, is $744,588.

The stock and stock option-based compensation expense to the directors and employees are disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2020, 2019 and 2018, as follows:

In Thousands of US Dollars
Functional Expense Category	2020	2019	2018
General and administrative expense	$702	$1,839	$2,064
Research and development expense	1,046	1,172	1,819
Total	$1,748	$3,011	$3,883

NOTE 13 - WARRANTS

In the first quarter of 2019, the Corporation issued 2,500,000 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $8.00 with a five year term. The warrant was valued at $200,000 and recorded as part of additional paid in capital.

A detail of warrant activity for the years ended December 31, 2020, 2019 and 2018 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 31-Dec-17	-	$-	-
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-18	-	$-	-
Exercised	-	-	-
Granted	2,500,000	8.00	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-19	2,500,000	$8.00	4.04
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-20	2,500,000	$8.00	3.04

NOTE 14 - INCOME TAXES

The Corporation was re-domiciled to the Bahamas in 2015. The substantial portion of our operations are generated out of our executive offices in the Bahamas which has no corporate income taxes. We do have operations subject to income tax in the United States of America, primarily the sale of product out of our New Jersey facilities.

The effect of the re-domiciliation from Canada to the Bahamas resulted in the expiration of several tax attributes relative to our prior operations in Canada including Canadian research tax credit carryforwards and Canadian loss carryforwards. Canadian research tax credit carryforwards and Canadian loss carryforwards expired upon determination of the re-domiciliation by the Canadian federal government amount to $1,686,270 and $55,850,632, respectively.

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2020, 2019 and 2018.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2020	2019	2018
Net loss for the year, before income taxes	$(11,738)	$(13,162)	$(10,594)
Net loss attributable to the Bahamas	(11,012)	(12,841)	(10,416)
Net loss attributable the United States	(725)	(321)	(178)
Domestic tax rate applicable to the Corporation	21%	21%	21%
Income taxes at domestic tax statutory rate	(152)	(67)	(37)
Change in valuation allowance	152	67	37
Deferred tax provision (recovery)	$-	$-	$-

As of December 31, 2020, 2019 and 2018, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2020	2019	2018
Tax loss carry forward	$1,386	$1,402	$1,558
Patents capitalized and amortized for tax purposes	0	0	4
Unrecognized deferred tax assets	$1,386	$1,402	$1,568

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carryforwards for US Federal income tax purposes by year of origination and expiration is detailed below:

In Thousands of US Dollars
Year Originated	Year of Expiration	Amount	Year Originated	Year of Expiration	Amount
2001	2021	664	2011	2031	480
2002	2022	522	2012	2032	177
2003	2023	564	2013	2033	121
2004	2024	353	2014	2034	70
2005	2025	264	2015	2035	127
2006	2026	355	2016	2036	147
2007	2027	.373	2017	2037	140
2008	2028	351	2018	2038	194
2009	2029	86	2019	2039	337
2010	2030	541	2020	2040	732

		Total			$6,598

NOTE 15 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2020	2019	2018
Issued common shares at January 1	71,218	64,676	56,378
Effect of shares issued	2,605	4,169	4,088
Weighted average number of common shares outstanding at December 31	73,823	68,845	60,466

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

NOTE 16 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURES

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NOTE 17 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs for the years ended December 31, 2020, 2019 and 2018, are detailed below:

In Thousands of US Dollars
Description	2020	2019	2018

Interest income	$27	$213	$72
Net foreign exchange gain(loss)	(3)	(12)	(7)
Finance income	24	201	65
Interest and bank charges	(30)	(18)	(18)
Financial costs	(30)	(18)	(18)
Operating lease interest expense	(12)	(20)	-
Total finance income and costs	$(18)	$163	$47

NOTE 18 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2020	$-	$3	$2
2019	$1	$90	$24
2018	$1	$276	$22
Property and equipment
December 31, 2020	$9	$19	$–
December 31, 2019	$–	$25	$–
December 31, 2018	$–	$33	$–

Revenues are attributed to geographic locations based on location of customers. Property and equipment is attributed to geographic locations based on its physical location.

NOTE 19 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2020	2019	2018
Customer A	$-	$23	$34
Customer B	$2	$-	$-
Customer C	$-	$36	$126

NOTE 20- RELATED PARTY TRANSACTIONS

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

Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2020	2019	2018
Salaries	$–	$–	$–
Short-term employee benefits	2	2	13
Stock-based compensation	1,404	2,998	3,814
Total	$1,406	$3,000	$3,827

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were $26,000, $0 and $13,500 for the years ended December 31, 2020, 2019 and 2018, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $535,000, $480,000 and $442,500 for the years ended December 31, 2020, 2019 and 2018, respectively.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for professional services rendered to a corporation controlled by him. Amounts paid under this arrangement were $324,767, $289,992 and $223,372 for the years ended December 31, 2020, 2019 and 2018, respectively.

The above honorariums payment to directors and professional service fee paid to officers’ related party are part of the company’s G&A expense.

NOTE 21 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation and depreciation expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2020	2019	2018
Research and Development Program	$-	$4	$2
Alzheimer’s Disease: Therapeutics	-	4	-
Anti-Infectives	4	4	4
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	7,162	5,932	4,917
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	1	18	2
Total	$7,167	$5,962	$4,925

NOTE 22 - PERSONNEL EXPENSES

A detailed analysis of employee personnel related expenses for the years ended December 31, 2020, 2019 and 2018 is provided below:

In Thousands of US Dollars
Description	2020	2019	2018
Salaries	$659	$689	$518
Employer contributions	51	54	48
Short-term employee benefits	18	16	49
Stock-based compensation	1,417	3,011	3,883
Total	$2,145	$3,770	$4,498

From above table, G&A related salary was $98,000, $90,000 and $95,000 for years 2020, 2019 and 2018 respectively. G&A related stock compensation was $702,000, $1,839,000, and $ 2,064,000 for years 2020,2019 and 2018.

NOTE 23 - CAPITAL DISCLOSURES AND FINANCIAL RISK

In 2020, the Corporation raised a total of $9,387,975 in share capital before various fee charges which totaled $701,067 and issued 3,742,445 common shares from three private placements.

Approximately 97%, 98% and 93% of expenses that occurred during the years ended December 31, 2020, 2019 and 2018, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2020, 2019 or 2018.

NOTE 24 - FOREIGN EXCHANGE RISK

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2020 by approximately $15,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

NOTE 25 - CREDIT RISK

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2020, 2019 and 2018 are trade accounts receivable of $0, $4,368 and $2,084, respectively, all of which were aged under 45 days. The company’s trade accounts receivable is zero as of December 31, 2020 and two customers accounted for 100.00% of the accounts receivable balance as of December 31, 2019, all of whom have a good payment record with the Corporation. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2020, 2019 or 2018.

At December 31, 2020, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

NOTE 26 - INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2020, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

NOTE 27 - LIQUIDITY RISK

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Trade accounts payable and accrued liabilities
December 31, 2020	$1,772	$1,772	$-
December 31, 2019	$1,894	$1,894	$–

NOTE 28 - SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events through March 29, 2021, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. Although it has expressed no intention to do so the Audit Committee has the authorization to amend these financial statements. The corporation has determined there are no subsequent events.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2016	$5.79	$1.62
2017	$5.10	$2.67
2018	$4.60	$1.25
2019	$2.75	$1.32
2020	$4.79	$1.66

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2019	1st Quarter	$2.75	$1.32
	2nd Quarter	$2.21	$1.32
	3rd Quarter	$2.19	$1.35
	4th Quarter	$2.47	$1.69

2020	1st Quarter	$4.09	$1.66
	2nd Quarter	$4.79	$1.98
	3rd Quarter	$3.75	$2.29
	4th Quarter	$2.84	$1.83

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2020	$2.58	$1.85
November, 2020	$2.23	$1.89
December, 2020	$2.84	$1.83
January, 2021	$2.84	$2.15
February, 2021	$3.37	$2.28
March 26, 2021	$2.85	$2.27

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the three years ended March 29, 2021.

1.

The prospectus supplement and accompanying prospectus relates to the issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between us and Chardan, which we refer to as the equity distribution agreement.

Issuance and sale of up to $12,000,000 of the company common stock prospectus.

The prospectus supplement and accompanying prospectus relates to the issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between us and Chardan, which we refer to as the equity distribution agreement.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 12 - Common Stock Private Purchase Agreement of the Consolidated Financial Statements). As of the date of the MD&A, the Common Stock Private Purchase In 2020, the Corporation completed raised a total of $9,387,975 in share capital before various fee charge of total $701,067 and issued 3,742,445 common shares from three private placements financing.

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

Approximately 97% of expenses that occurred during the year ended December 31, 2020 (2019 - 98%; 2018 - 93%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2020, 2019 or 2018.

The following table provides significant items exposed to foreign exchange:

	December 31,	December 31,	December 31,
CA$	2020	2019	2018
Cash	$59,228	$78,994	$47,148
Trade accounts receivable and other receivables	26,036	18,092	13,644
Trade accounts payable and accrued liabilities	(169,717)	(247,071)	(298,603)
Total	$(84,453)	$(149,985)	$(237,811)

The following exchange rates were applied for the years ended December 31, 2020, 2019 and 2018:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2020	1.2808	1.2732
US$ - CA$ - December 31, 2019	1.3269	1.2988
US$ - CA$ - December 31, 2018	1.2957	1.3642

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2020 by approximately $15,000, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $0 (December 31, 2019 - $4,368), all of which were aged under 45 days. Two customers accounted for 100.0% of the trade receivables balance at December 31, 2019, all of whom have a good payment record with the Corporation. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2020, nor for the year ended December 31, 2019.

At December 31, 2020, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2020, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 25 - Capital disclosures. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 11 - Common Stock Private Purchase Agreement.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2020	$2,198,266	$1,830,213	$368,053
December 31, 2019	$2,041,039	$2,038,293	$2,746
December 31, 2018	$1,074,670	$1,074,670	-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and concluded that the disclosure controls and procedures were effective as of December 31, 2020.

The Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2020 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

TPS THAYER has issued its report dated March 29, 2021, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2020, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2020.

TPS THAYER’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in the financial statements which appear in this annual report.

(c) Attestation Report of the Registered Public Accounting Firm. TPS THAYER’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting is included in Item 8. Financial Information.

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

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas before year 2017.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is TPS THAYER, CPA.

Fees and Services

For the years ended December 31, 2020 audited by TPS Thayer, 2019 and 2018 audited by Thayer O’Neal Company, LLC, for professional services, the following fees:

Description	US 2020	US 2019	US 2018

Audit fees	$172,000	$172,000	$168,170
Audit related fees	12,000	-	-
Tax fees	8,000	8,000	6,250
All other fees		-	-
Total	$192,000	$180,000	$174,420

Audit Fees consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements, the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees in 2020 also include fees for the audit of the effectiveness of the Corporation’s internal control over financial reporting which was required as the Company became an accelerated filer under SEC regulations for 2020 with more than $75 million in public float.

Audit-Related Fees consisted of comfort letter services rendered in connection with the Corporation’s financial documents.

Tax Fees consisted of services rendered in connection with the preparation of tax returns of the Corporation and its subsidiaries and general tax advice.

All Other Fees – there were no other professional services rendered during the years ended December 31, 2020 , 2019 and 2018.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by TPS THAYER. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. TPS THAYER and our management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed on the table above.

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

On October 13, 2020, Nymox Pharmaceutical Corporation (the “Company”) dismissed Thayer O’Neal Company, LLC as its independent registered public accounting firm. The reports of Thayer O’Neal Company, LLC regarding the Company’s financial statements for the fiscal years ended December 31,2019, 2018, and 2017 did not contain an adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles, except each report did contain an explanatory paragraph related to the Company’s ability to continue as a going concern.

Effective October 13, 2020, the Company engaged TPS Thayer, LLC Certified Public Accountants (“TPS”) as the Company’s new independent registered public accounting firm. During the two most recent fiscal years and through March 27,2021, the Company had not consulted with TPS regarding any of the following:

The application of accounting principles to a specific transaction, either completed or proposed; The type of audit opinion that might be rendered on the Company’s financial statements, and none of the following was provided to the Company: (a) a written report, or (b) oral advice that TPS concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issue; or Any matter that was subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

The Corporation is listed on the Nasdaq Stock Market. The Corporation complies with all the Nasdaq Stock Market corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2020, 2019 and 2018 are included in Item 8 of this report and are incorporated by reference in this item.

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
Date: March 29, 2021

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

