Form 20-F/A
period 2020-12-31
NYMOX PHARMACEUTICAL CORP
filed 2021-06-11
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

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

EXPLANATORY NOTE:  This Amendment No. 1 to Nymox Pharmaceutical Corp annual filing on Form 20-F is only being filed to amend the description of the Company’s Corporate Governance Committee in the Section entitled Board Practices.  That section is amended to read as follows:.

The Corporate Governance Committee consists of the independent directors of the Board. The Chairman of the Committee is Mr. James G. Robinson.; the other members are M. Richard Cutler, Esq. and. David Morse.  This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: June 11, 2021	/s/ Paul Averback
Paul Averback,
Title: President and Chief Executive Officer

3