Form 20-F
period 2021-12-31
NYMOX PHARMACEUTICAL CORP
filed 2022-03-30
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

☐ Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

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

Contact person: Erik Danielsen

Tel. 800-936-9669, e-mail: edanielsen@nymox.com, fax: 514-332-222

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

85,545,875 shares as of December 31, 2021

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by TPS THAYER Company, LLC of Houston, Texas in the United States as of December 31, 2021, 2020 and by Thayer O’Neal for the year ended December 31, 2019, 2018 and 2017 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2021	2020	2019	2018	2017
Total Assets	$1,442,843	$4,343,577	$5,489,286	$8,075,988	$979,137
Share Capital	$165,061,049	$151,722,076	$136,554,101	$126,684,101	$108,196,243
Total Equity	$(505,968)	$2,145,311	$3,448,246	$7,001,318)	$(1,251,350)
Sales	$-	$5,350	$115,648	$299,412	$223,719
Total Revenues (including sales)	$-	$5,350	$115,648	$299.412	$223,719
Loss from operating activities	$(12,504,248)	$(11,719,323)	$(13,324,918)	$(10,640,620)	$(13,235,302)
Net Loss	$(12,537,622)	$(11,737,761)	$(13,161,976)	$(10,593,859)	$(13,428,878)
Loss per Share (basic & diluted)	$(0.15)	$(0.16)	$(0.19)	$(0.18)	$(0.26)
Weighted Avg. No. of Common Shares	81,976,321	73,823,141	68,845,225	60,466,449	52,647,913

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995 and are only in the early stages of commercial marketing of our diagnostic products, NicAlert™ and TobacAlert™. We have never made a profit. We incurred a net loss of approximately $11.7 million in 2020 and $12.5 million in 2021. As of December 31, 2021, Nymox’s accumulated deficit was approximately $192.6 million and we have Negative cash flows from operations of $9,820,621 for the year ended December 31, 2021. As of December 31, 2021, we had negative working capital of $520,000.

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

We Will Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2021 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $829,669 and a negative working capital of $521,000 as of December 31, 2021. Cash flows used in operations during 2021 were $9,820,621.

Management believes that current cash balances as at December 31, 2021 and anticipated funds from product sales will not besufficient to fund its planned business operations and research and development programs over the next 12 months. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement.. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 90,279,794 common shares of Nymox issued and outstanding as of March 29, 2022. In addition, 6,428,000 share options are outstanding, of which 6,348,833 are currently vested. Expiry dates for Nymox options range from 0.5 years to 9.8 years (see note 11 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2021, Nymox has raised over $145 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
2019	5,962
2020	7,167
2021	5,949
Total	$95,144

Total research and development expenditures to date, excluding stock-based compensation, depreciation and amortization expenses, are $95,144,000.

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

Revenue by Geographic Market
Year Ended	Canada	United States	Europe & Other	Total
2021	$-	$-	$-	$-
2020	$193	$3,167	$1,990	$5,350
2019	$1,445	$90,101	$24,102	$115,648

Property and Equipment

Nymox Pharmaceutical Corporation leases office and in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space.This space is primarily used to store records including records related to clinical trials. Nymox Corporation and Serex, Inc. facilities in Hasbrouck Heights, New Jersey comprise 4,799 square feet of leased space. A new lease was signed in October 2020 and expires on October 31, 2023. Since July, 2018, Nymox Corporation leased a new office in California that comprised of approximately 2,408 square feet of leased space. A new lease was signed in August 2021 and expires on July 31, 2023.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2021, 2020 and 2019. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 29, 2022. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2021, we had an accumulated deficit of $193 million. Even our total assets exceeded our total liabilities. However our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2021 and anticipated funds from product sales are not sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2021 compared to 2020

Net losses were $12,537,622, or $0.15 per share, for the year ended December 31, 2021, compared to $11,737,761, or $0.16 per share, for the year ended December 31, 2020. Net loss includes stock and stock option compensation charges of $2,602,992 in 2021 and $1,747,919 in 2020.

Revenues

Revenues from sales of goods were nil for the year ended December 31, 2021, compared with $5,350 for the year ended December 31, 2020. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $6,657,684 for the year ended December 31, 2021, compared with $8,119,818 for the year ended December 31, 2020. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $478,884 for the year ended December 31, 2021 and $1,046,034 for the year ended December 31, 2020. For the year ended December 31, 2021, a decrease of $1,241,069 in clinical lab expenditures and a decrease of $567,150 in stock and stock option compensation charges offset with an increase of $398,473 in professional fees contribute to the decrease of expenses compared to the same period in 2020.

The Corporation expects that research and development expenditures will decrease more as a result of the Corporation’s U.S. BPH trial activity reduction, pending the evaluation of the data. Because of the early stage of development and the uncertainty related to the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use as further described in the section entitled “Risk Factors”. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were nil for the year ended December 31, 2021 and 2020 respectively. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $5,846,564 for the year ended December 31, 2021, compared with $3,600,901 for the year ended December 31, 2020. General and administrative expenditures also include stock compensation charges of $2,124,108 for the year ended December 31, 2021 and $701,885 in the comparative period in 2020. The increase of $2,245,663 in expenses for the year ended December 31, 2021 is primarily due to an increase of $1,422,223 in employee stock compensation and an increase of $776,053 in director and employees compensation compared to the same period in 2020. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs was $33,374 for the year ended December 31, 2021, compared with finance costs of $18,438 for the year ended December 31, 2020. The finance costs increase of $14,936 for the year ended December 31, 2021 is mainly due to a decrease of $17,690 in interest income.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2021 or 2020.

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

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2021, cash and receivables totaled $843,000 compared with $3,631,000 and $5,257,000 at December 31, 2020 and 2019, respectively. Our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have continued during the period of year 2021.

Cash and cash equivalents amounted to $830,000, $3,611,000 and $5,239,000 as of December 31, 2021, 2020 and 2019, respectively.

We used cash in our operating activities in the amounts of $10 million, $10 million and $7 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2021, 2020 and 2019 is included in the footnotes to the financial statements.

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

During the second quarter of the year ended at December 31, 2021, the Corporation raised a total of $8,000,000 in share capital before various fee charges which totaled $681,652 and issued 3,669,724 common shares and 2,018,348 warrants to purchase up shares of common stock at an exercise price of $2.50 per share through one private placement.

Contractual Obligations

We have contractual obligations under short-term lease commitments for our premises in New Jersey (United States) of $11,632 per month until October 2023. Effective from August 2021, we renewed a long-term lease commitment for our premises in California (United States) of $7,874 per month until July 2022 and of $8,187 per month until July 2023. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 years
Operating lease and rent for office space and equipment	$410,825	$237,190	$173,635	$-
Insurance premium installments	233,475	233,475
Total Contractual Obligations other than accounts payable and accrued liabilities	$644,300	$470,665	$173,635	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 71, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 57, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Professor David Morse, Ph.D., 65, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 86, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Mr.Richard Cutler, Esq. 64, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Augusta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

Mr. Erik Danielsen, Chief Financial Officer, 58, is a graduate from University de Fribourg with a Master’s in Business Law and Corporate Finance. Mr. Danielsen a former Senior Auditor for Price Waterhouse and has extensive experience in international business. Mr. Danielsen is a former Credit Suisse Equity Strategist.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2021 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2021 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans.. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The unrecognized compensation cost as of December 31, 2021, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $0.09 million. On May 14, 2015, the CEO was also granted 5,025,000 options. Dr Aveback received 750 thousand cash compensation during the year ended at December 31,2021 after successfully raised 8M fund before deducting fees and other estimated offering expense through one private placement in April,2021.

Erik Danielsen, the Chief Financial Officer received option grant totaling 450,000 options. Randall Lanham, Secretary received total 300,000 in options; James G. Robinson received 160,000; Richard Cutler received 70,000 and, David Morse received 185,000; On July 27, 2017, the Chief Financial Officer and Secretary received 200,000 and 50,000 shares as stock compensation as share-based awards respectively. During the year ended at December 31, 2021, Randall Lanham received total 900,000 shares as stock compensation. The Corporation does not have a share-based incentive plan, other than its stock option plan as described below, non-equity incentive plan or pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2021 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

The Corporation’s current compensation policy for its executive officers, including the Chief Executive Officer and the Named Executive Officers, emphasizes the granting of options over base salary as a means of attracting, motivating and retaining talented individuals. Such a policy is believed to better further the Corporation’s business goals by allocating more financial resources to the Corporation’s ongoing product development programs. Given the current stage of the Corporation’s development, the Corporation has not established and does not use formal benchmarks, performance goals, review processes or other qualitative or quantitative criteria or targets relating to the performance of the Corporation or the individual in order to determine compensation. The Corporation does not have a non-equity incentive plan or a policy of annually granting performance bonuses or salary increases to its executive officers. However from time to time, the Corporation rewards one time compensation to its executive officers for their service.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2021 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2021 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director until April, 2021. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long-term incentive	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President	2021	-	657,838		-		-	750,000	$1,407,830
Erik Danielsen CFO[1]	2021	-			-		-	580,000	$580,000
Randall Lanham General Counsel[2]	2021	-	1,569,000	-	-	-	-	435,289	$2,004,289

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

3Dr Averback received 750,000 compensation during the year ended at December 31, 2021. Also under the employment agreement, he receives restricted stock on a monthly basis. Refer to note 13 of Consolidated Financial Statements.

Outstanding Incentive Plan Awards as of December 31, 2021: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/2025	$-
Erik Danielsen	200,000	-	200,000	$1.74	05/14/2025	$-
Erik Danielsen	50,000	-	50,000	$2.93	01/10/2027	$-
Erik Danielsen	200,000	-	200,000	2.08	04/01/2029	$-
Randall Lanham	200,000	-	200,000	$1.74	05/14/2025	$-
Randall Lanham	100,000	-	100,000	2.08	04/01/2029	$-
Total	5,775,000	-	5,775,000			$-

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. From time to time the Corporation issue reward shares to directors for their service.

Summary Compensation Table: Directors

The following is a summary of independent director compensation for the year ended December 31, 2021:

Name	Fees Earned	Share-basedawards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$-	$-	40,000	$-	$-	$-	$64,403
James Robinson	$-	$-	40,000	$-	$-	$-	$64,403
Richard Cutler	$-	$-	40,000	$-	$-	$-	$64,403

Outstanding Incentive Plan Awards as of December 31, 2021: Directors and Officers

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/2025	$-
David Morse	20,000	-	20,000	$2.08	04/01/2029	$-
David Morse	30,000	-	30,000	1.75	05/11/2031	$-
David Morse	10,000	-	10,000	1.83	11/03/2031	-
Richard Cutler	10,000	-	10,000	$1.74	05/14/2025	$-
Richard Cutler	20,000	-	20,000	$2.08	04/01/2029	$-
Richard Cutler	30,000	-	30,000	1.75	05/11/2031	$-
Richard Cutler	10,000	-	10,000	1.83	11/03/2031	-
James G. Robinson	100,000	-	100,000	$1.74	05/14/2025	$-
James G. Robinson	20,000	-	20,000	$2.08	04/01/2029	$-
James G. Robinson	30,000	-	30,000	1.75	05/11/2031	$-
James G. Robinson	10,000	-	10,000	1.83	11/03/2031	-
Dr. Russel Thomson	200,000	-	120,833	$2.86	12/31/2029	$-
	-	-				$-
Total	615,000	-	535,833			$-

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2021: Employees

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
Lin Dodd	10,000	-	10,000	$3.43	07/16/2022	$-
Anthony Bailey	10,000	-	10,000	$3.43	07/23/2022	$-
Shaira Mendoza	10,000	-	10,000	$2.35	01/01/2024	$-
Total	30,000	-	30,000			$-

The options may be exercised any time after six months vest period until the expiration date of the option.

Share Ownership

As of March 30, 2022, the number of  shares beneficially owned or controlled by directors and senior officers of the Corporation were as follows:

Name	Shares Beneficially Owned and controlled	Percentage of shares Beneficially Owned and Controlled
Paul Averback, M.D. (1)	37,925,979	36.0%
Paul Averback, M.D., Trustee (2)	607,031	0.6%
James G. Robinson (3)	6,013,580	5.7%
David Morse, Ph.D.(4)	185,396	-
Richard Culter (5)	70,000	-
Erik Danielson (6)	1,632,500	1.6%
Randall Lanham (7)	1,125,000	1.1%
Total	47,559,486	45.2%

(1)	Represents 32,900,979 shares of common stock and 5,025,000 shares of common stock issuable upon the exercise of options held by Dr.Averback under the Company’s share option plan.

(2)	Represents 607,031 shares of common stock held by Paul Averback, M.D., Trustee.

(3)

Represents 4,702,065 shares of common stock, 160,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants. Mr. Robinson is a director of the Company.

(4)	Represents 396 shares of common stock and 185,000 shares of common stock issuable upon the exercise of options held by Mr. Morse under the Company’s share option plan.

(5)	Represents 70,000 shares of common stock issuable upon the exercise of options held by Mr. Culter under the Company’s share option plan.

(6)	Represents 1,182,500 shares of common stock and 450,000 shares of common stock issuable upon the exercise of options held by Mr.Danielson under the Company’s share option plan.

(7)	Represents 825,000 shares of common stock and 300,000 shares of common stock issuable upon the exercise of options held by Mr.Lanham under the Company’s share option plan.

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

In its St. Laurent, Hasbrouck Heights and Orange Country offices, as at December 31, 2021, the Corporation employed three persons in research and development, and one of them also responsible for administration. For the years 2020 and 2019, the Corporation employed three persons in research and development and one of them is also responsible for administration. 9

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of March 30, 2022, the number of  shares beneficially owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Shares Beneficially Owned and controlled	Percent of Shares Beneficially Owned and controlled
Dr. Paul Averback (1)	38,533,010	36.6%
James G. Robinson (2)	6,013,580	5.7%
All directors and officers as a group(3)	47,559,486	45.2%

(1)	Represents 33,508,010 shares of common stock and 5,025,000 shares of common stock issuable upon the exercise of options held by Dr.Averback under the Company’s share option plan.

(2)

Represents 4,702,065 shares of common stock, 160,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants.

(3)

Represents 40,217,971 shares of common stock , 6,190,000 shares of common stock issuable upon the exercise of options and 1,151,515 shares of common stock underlying the warrants held by all directors and officers.

The above  shares beneficially owned shareholders have the same voting rights as all other shareholders. The percent of  shares held by Dr. Paul Averback is 36.6% as of March 30, 2022.

All shareholders of  Nymox stock have the same voting rights. Other than Dr. Paul Averback, Mr. Robinson and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2021, 2020 and 2019. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. Since 2015, the Corporation also has made payment in the form of contract for service rendered to two individual corporations controlled by two Executive officers respectively. (Note 20)

Dividends

The Corporation has not issued dividends since inception.

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

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2021, 2020 and 2019 and for the years ended December 31, 2021, 2020 and 2019

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Nymox Pharmaceutical Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated financial positions of Nymox Pharmaceutical Corporation (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the years in the two year period ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the financial statements which indicates that the failure of U.S. phase 3 studies of NX – 1207 materially affects Nymox Pharmaceutical Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. These conditions, along with other matters as set forth in Note 2 in the financial statements and in critical audit matters below, indicate the existence of the material uncertainty that casts substantial doubt about Nymox Pharmaceutical Corporation’s ability to continue as a going concern.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements.  The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

As described in Note 2 to the consolidated financial statements and in the going concern paragraph above, the Company prepared its financial statements on a going concern basis, and management has concluded that the Company has not generated significant income to date. For the year ended December 31, 2021, the Company incurred net losses of USD 12.5 million and used the net cash in operating activities of USD 9.8 million. As of December 31, 2021, the accumulated deficit amounted to USD 192.6 million.  For the year ended December 31, 2020, the Company incurred net losses of USD 11.7 million and used the net cash in operating activities of USD 10 million. As of December 31, 2020, the accumulated deficit amounted to USD 180 million.

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

TPS Thayer, LLC - PCAOB ID 6706

We have served as the Company’s auditor since 2020.

Sugar Land, Texas

March 30, 2022

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2021, 2020 and 2019

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2021	2020	2019
Revenues
Sales of goods	4	$-	$5	$116
Total revenue		-	5	116

Cost of goods sold and operating Expenses
Cost of goods sold		-	4	58
Research and development	21	6,658	8,120	7,377
General and administrative	20.22	5,846	3,601	6,006
Total operating expenses		12,504	11,725	13,441

Loss from operations		(12,504)	(11,720)	(13,325)
Other income (expense)
Finance income	17	6	24	201
Finance costs	17	(20)	(30)	(18)
Operating lease interest expense		(19)	(12)	(20
Loss before income taxes		(33)	(18)	(163)
Income tax provision (recovery)	14	-	-	-
Net loss		$(12,537)	$(11,738)	$(13,162)
Attributable to:
Net loss attributable to Nymox shareholders		(12,537)	(11,738)	(13,162)
Basic and diluted loss per share	15	$(0.15)	$(0.16)	$(0.19)
Weighted average number of common shares outstanding	15	81,976	73,823	68,845

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2021, 2020 and 2019

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2021	2020	2019
ASSETS
Current assets
Cash		$830	$3,611	$5,239
Accounts receivable		-	-	4
Other receivables		13	20	14
Inventory		34	34	23
Security deposit		28	28	28
Prepaid expenses and other current assets		132	200	20
Total current assets		1,037	3,893	5,328
Non-current assets
Property and equipment	6	22	28	25
Operating lease right-of-use asset, net		384	422	136
Total assets		$1,443	$4,343	$5,489

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	$1,558	$1,772	1,894
Operating lease liability due within one year	9	228	193	144
Total current liabilities		1,786	1,965	2,038
Long term operating lease liability		163	233	3
Total liabilities		1,949	2,198	2,041
Equity
Share capital – unlimited authorized shares at no par value.85,546, 77,961 and 71,218 shares outstanding at December 31, 2021, 2020 and 2019, respectively	10,12	165,061	151,722	136,554
Share capital subscription receivable	10	(589)	(589)	(589)
Additional paid-in capital	11-13	27,584	31,037	35,770
Accumulated deficit		(192,562)	(180,025)	(168,287)
Total Stockholders’ equity (deficit)		(506)	2,145	3,448
Commitments and contingencies	9
Subsequent events	28
Total liabilities and stockholders’ equity		$1,443	$4,343	5,489

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2021, 2020 and 2019

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	Notes	2021	2020	2019
Net loss		$(12,537)	$11,738)	$(13,162)
Adjustments for:
Depreciation	4	12	9	9
Stock-based compensation	12	2,603	1,748	3,011
Issued stock for service fee		-	-	1,330
Amortization and others		242	258	556
Changes in non-cash operating balances:
Accounts receivable and other receivables		7	(1)	(4)
Security deposit		-	-	12
Prepaid expense		68	(180)	(18)
Inventory		-	(11)	17
Employee deposit of overpayment		(50)	50	-
Accounts payable and accrued liabilities		(165)	(172)	819
Net cash used in operating activities		(9,820)	(10,037)	(7,430)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment		(6)	(13)	-
Net cash flows used in investing activities		(6)	(13)	-
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of share capital	10	7,283	8,687	5,000
Repayment of operating lease and financing obligation		(238)	(265)	(277)
Net cash provided from financing activities		7,045	8,422	4,723
Net (decrease) increase in cash and cash equivalents		(2,781)	(1,628)	(2,707)
CASH AT BANK
Beginning of year		3,611	5,239	7,946
End of year		$830	$3,611	$5,239
SUPPLEMENTAL DISCLOSURE
Income taxes paid	14	$-	$-	$-
Interest paid		$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Shares and warrants issued on connection with convertible notes		$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2021, 2020 and 2019

(In Thousands of US Dollars and Shares)

	Note	Common Shares	Common Amount	Subscriptions	Additional Paid-In Capital	Accumulated Deficit	Total
December 31, 2018		64,676	$126,684	$(868)	$36,299	$(155,113)	$7,002
Lease adoption prior year cumulative effect						(12)	$(12)

Shares issuance for cash and subscriptions		2,542	4,800	279	-	-	5,079
Warrant issued	12	-	-		200	-	200
Stock-based compensation and service fee	12	4,000	5,070	-	(729)	-	4,341
Net loss		-	-	-	-	(13,162)	(13,162)
Balance, December 31, 2019		71,218	$136,554	$(589)	$35,770	$(168,287)	$3,448

Shares issuance for cash and subscriptions		3,743	9,388	-	(701)	-	8,687

Stock-based compensation and service fee	12	3,000	5,780	-	(4,032)	-	1,748
Net loss		-	-	-	-	(11,738)	(11,738)
Balance, December 31, 2020		77,961	$151,722	$(589)	$31,037	$(180,025)	$2,145
Shares issuance for cash and subscriptions		3,670	7,670	-	(717)	-	6,953
Warrant issued					330		330
Stock-based compensation and service fee	12	3,915	5,669	-	(3,066)	-	2,603
Net loss		-	-	-	-	(12,537)	(12,537)
Balance, December 31, 2021		85,546	$165,061	$(589)	$27,584	$(192,562)	$(506)

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes Forming Part of the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

Note	Description	Page	Note	Description	Page
1.	Business activities and basis of presentation	44	15.	Earnings per share	60
2.	Going concern considerations	45	16.	Financial instruments fair value disclosures	60
3.	Significant estimates	45	17.	Finance income and finance costs	60
4.	Significant accounting policies	45	18	Segment disclosures	60
5.	New accounting standards and interpretations	51	19	Concentrations	61
6.	Property and equipment	52	20.	Related party transactions	61
7.	Intangible assets	53	21.	Research and development expenses	62
8.	Accounts payable and accrued liabilities	53	22.	Personnel expenses	62
9.	Operating leases and commitments	53	23.	Capital disclosures and financial risk	63
10.	Share capital	55	24.	Foreign exchange risk	63
11.	Stock options	56	25.	Credit risk	63
12.	Share based compensation	57	26.	Interest rate risk	63
13.	Warrants	58	27.	Liquidity risk	64
14.	Incomes taxes	58	28.	Subsequent events	64

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2021, 2020 and 2019

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

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on March 30, 2022.

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

 Stock options and warrants

There is estimation uncertainty with respect to selecting inputs to the Binomial pricing model used to determine the fair value of the stock options and warrants (Note 11).

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

Management believes that current cash balances as of December 31, 2021 will not be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

Accounts receivable

Accounts receivable consists of trade receivables. Sales allowance for expected credit losses is recorded against trade receivables and is based on historical experience. The company has zero, zero and $4,000 trade receivables as of December 31, 2021, 2020 and 2019, respectively and no sales allowance was recorded during those three years.

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

Impairment

Indefinite lived intangibles are subject an assessment for impairment at each reporting date.

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

The company does not have any upfront payments, milestone payments or license revenue for the years ended December 31, 2021, 2020 and 2019.

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

Reclassification

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings, financial position, or cash flows.

NOTE 5 – NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Standards, amendments and improvements to the approved accounting standards that are not yet effective for CFY’ 2021.

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

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2021, 2020 and 2019:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at January 1, 2019	$418	$43	$113	$574
Additions	–	–	–	–
Disposals	–	–	–	–
Balance at December 31, 2019	418	$43	$113	$574
Additions	–	13	–	13
Disposals	–	–	–	–
Balance at December 31, 2020	418	$56	$113	$587
Additions	–	3	3	6
Disposals	–	–	–	–
Balance at December 31, 2021	$418	$59	$116	$593

Accumulated depreciation
Balance at January1, 2019	418	33	90	$541
Depreciation for the year	–	4	5	9
Disposals	–	–	–	–
Balance at December 31, 2019	$418	$37	$95	$550
Depreciation for the year	–	4	5	9
Disposals	–	–	–	–
Balance at December 31, 2020	418	$41	$100	$559
Depreciation for the year	–	7	5	12
Disposals	–	–	–	–
Balance at December 31, 2021	$418	$48	$105	$571
Carrying amounts
At December 31, 2019	$-	$6	$19	$25
At December 31, 2020	$-	$15	$13	$28
At December 31, 2021	$-	$11	$11	$22

The depreciation expense of property and equipment amounts to $12,357, $9,236 and $8,684 for the years ended December 31, 2021, 2020 and 2019, respectively. .

NOTE 7 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. The patent and intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2021, 2020 and 2019, are still property of the Corporation. The patent and intellectual rights were fully amortized by year 2009.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2021, 2020 and 2019, consisted of the following:

In Thousands of US Dollars
Description	2021	2020	2019
Accounts payable	$1,273	$1,403	$1,629
Accrued liabilities:
Payroll related liabilities	262	245	225
Other accrued liabilities	23	74	40
Deposit	-	50	-
Total accounts payable and accrued liabilities	$1,558	$1,772	$1,894

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

We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 4.75% to 5.00% and the average remaining years for our lease are 1.71 years as of December 31, 2021.

In August 2021, the Corporation renewed its operating lease agreements for its US (California) premises, which is effective from August 1, 2021 and will expire on July 31, 2023. This new lease results in the recognition of operating lease assets and liabilities of approximately $184,000 as of August 1,2021.

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the year ended December 31, 2021, 2020 and 2019 respectively:

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2021	$422
Renewed office lease	184
Accumulated amortization	(222)
Balances as of December 31, 2021	$384

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2020	$136
Renewed office lease	533
Accumulated amortization	(247)
Balances as of December 31, 2020	$422

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2019	$393
Accumulated amortization	(247)
Other	(4)
Balances as of December 31, 2019	$136

The following table provides the changes in the Corporation’s operating lease liability for the year ended December 31, 2021, 2020 and 2019 respectively:

In Thousands of US Dollars
Total
Balances as of January 1, 2021	$426
Renewed office lease	184
Repayments of lease liability	(238)
Other	19
Balances as of December 31, 2021	$391
Lease liability due within one year	$228
Lease liability long term	$163

The total future commitment payment amount for above lease is $409,279 compared to an outstanding lease liability of $391,459 as of December 31, 2021. The difference is due to borrowing rate discount.

In Thousands of US Dollars
Total
Balances as of January 1, 2020	$147
Renewed office lease	533
Repayments of lease liability	(265)
Other	11
Balances as of December 31, 2020	$426
Lease liability due within one year	$193
Lease liability long term	$233

The total future commitment payment amount for above lease is $454,092 compared to an outstanding lease liability of $425,620 as of December 31, 2020. The difference is due to borrowing rate discount.

In Thousands of US Dollars
Total
Balances as of January 1, 2019	$405
Repayments of lease liability	(277)
Other	19
Balances as of December 31, 2019	$147
Lease liability due within one year	$144
Lease liability long term	$3

The total future commitment payment amount for above lease is $151,805 compared to an outstanding lease liability of $147,036 as of December 31, 2019. The difference is due to borrowing rate discount.

NOTE 10 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2021, 2020 and 2019 were as follows

In Thousands of US Dollars and shares
Description	2021	2020	2019
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	85,546	77,961	71,218
Dollars	$165,061	$151,722	$136,554

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

On April 28, 2021, the company announced it has entered into a definitive agreement with institutional investors in a private placement of 3,669,724 shares of common stock and warrants to purchase 1,834,862 shares of common stock at a combined purchase price of $2.18 per share for gross proceeds of approximately $8,000,000 before deducting fees and other estimated offering expenses. The warrants will have an exercise price of $2.50 per share, will be immediately exercisable and will expire five years from the date of issuance. A.G.P./Alliance Global Partners is acting as sole placement agent for the private placement.

The private placement was completed on April 30, 2021, and the company raised $7,318,348.46 after deducting fees and other offering expense. In addition, the Company agreed to issue A.G.P. or its assigns warrants to purchase up to 183,486 shares of common stock at an exercise price of $2.50 per share. The Placement Agent Warrants will be immediately exercisable and will expire on the five-year anniversary of the date of offer and are subject to customary anti-dilution provisions.

NOTE 11 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2021, 1,072,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2021, 2020 and 2019 and for options outstanding and exercisable as of December 31, 2021, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding January 1, 2019	5,740,000	$1.76	6.37
Expired	(10,000)	3.43	-
Granted	360,000	2.08	9.26
Outstanding December 31, 2019	6,090,000	$1.78	5.61
Expired	-	-	-
Granted	410,000	2.34	8.94
Outstanding December 31, 2020	6,500,000	$1.81	4.87
Expired	(200,000)	1.81	-
Not vested
Granted	128,000	1.77	9.48
Outstanding December 31, 2021	6,428,000	$1.81	3.86
Options exercisable	6,348,833	$1.80	3.80

The fair value of the options granted during the years ended December 31, 2021, 2020 and 2019, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2021		2020		2019
Share price	$1.75~1.83		$1.81~2.86		$2.08
Exercise price	$1.75~1.83		$1.81~2.86		$2.08
Risk-free interest rate	1.60%~1.64%		1.12%~1.67%			2.48%
Expected volatility	107.05%~107.47%		81.34%~106.56%			105.36%
Expected option life in years	10.	Yrs	4~10	Yrs	10	Yrs
Expected dividend yield	-		-		-

The weighted average grant-date fair value of options granted during the year ended December 31, 2021, and 2020 was $ 1.68 and 2.09 per option respectively. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never had paid any dividends.

NOTE 12 - SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans.. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $657,838 in 2021. The unrecognized compensation cost as at December 31, 2021, which will be recognized on a pro-rata basis over the duration of the employment contract as services are performed, assuming Dr. Averback continued to elect equity compensation, is $86,749. After the corporation raised gross proceeds of approximately $8,000,000 before deducting fees and other offering expenses in April,2021, Dr.Averback received total $750,000 compensation by December 31, 2021 as reward for his service.

The stock and stock option-based compensation expense to the directors and employees are disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2021, 2020 and 2019, as follows:

In Thousands of US Dollars
Functional Expense Category	2021	2020	2019
General and administrative expense	$2,124	$702	$1,839
Research and development expense	479	1,046	1,172
Total	$2,603	$1,748	$3,011

NOTE 13 - WARRANTS

In the first quarter of 2019, the Corporation issued 2,500,000 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $8.00 with a five year term. The warrant was valued at $200,000.

During the second quarter at the year ended December 31, 2021, the Corporation issued 1,834,862 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.50 with a five year term. The warrant was valued at $330,277. In addition, the Corporation issued the associated security broker warrants to purchase up to 183,486 shares of common stock at an exercise price of $2.50 per share for its service. The warrant was valued at $220,457.

A detail of warrant activity for the years ended December 31, 2021, 2020 and 2019 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 1-Jan-19	-	$-	-
Exercised	-	-	-
Granted	2,500,000-	8.00	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-19	2,500,000	$8.00	4.04
Exercised	-	-	-
Granted			-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-20	2,500,000	$8.00	3.04
Exercised	-	-	-
Granted	2,018,348	2.50	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-21	4,518,348	$5.54	3.07

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

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2021, 2020 and 2019.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2021	2020	2019
Net loss for the year, before income taxes	$(12,537)	$(11,738)	$(13,162)
Net loss attributable to the Bahamas	(11,781)	(11,012)	(12,841)
Net loss attributable the United States	(756)	(725)	(321)
Domestic tax rate applicable to the Corporation	21%	21%	21%
Income taxes at domestic tax statutory rate	(159)	(152)	(67)
Change in valuation allowance	159	152	67
Deferred tax provision (recovery)	$-	$-	$-

As of December 31, 2021, 2020 and 2019, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2021	2020	2019
Tax loss carry forward	$1,404	$1,386	$1,402
Patents capitalized and amortized for tax purposes	0	0	0
Unrecognized deferred tax assets	$1,404	$1.386	$1,402

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carryforwards for US Federal income tax purposes by year of origination and expiration is detailed below:

In Thousands of US Dollars
Year Originated	Year of Expiration	Amount	Year Originated	Year of Expiration	Amount
2002	2022	522	2012	2032	177
2003	2023	564	2013	2033	121
2004	2024	353	2014	2034	70
2005	2025	264	2015	2035	127
2006	2026	355	2016	2036	147
2007	2027	373	2017	2037	140
2008	2028	.351	2018	2038	194
2009	2029	86	2019	2039	337
2010	2030	541	2020	2040	732
2011	2031	480	2021	2041	753

		Total			$6,687

NOTE 15 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2021	2020	2019
Issued common shares at January 1	77,961	71,218	64,676
Effect of shares issued	4,015	2,605	4,169
Weighted average number of common shares outstanding at December 31	81,976	73,823	68,845

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

NOTE 17 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs for the years ended December 31, 2021, 2020 and 2019, are detailed below:

In Thousands of US Dollars
Description	2021	2020	2019

Interest income	$8	$27	$213
Net foreign exchange gain(loss)	(2)	(3)	(12)
Finance income	6	24	201
Interest and bank charges	(20)	(30)	(18)
Financial costs	(20)	(30)	(18)
Operating lease interest expense	(19)	(12)	(20)
Total finance income and costs	$(33)	$(18)	$163

NOTE 18 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2021	$-	$-	$-
2020	$-	$3	$2
2019	$1	$91	$24
Property and equipment
December 31, 2021	$10	$12	$–
December 31, 2020	$9	$19	$–
December 31, 2019	$–	$25	$–

Revenues are attributed to geographic locations based on location of customers. Property and equipment is attributed to geographic locations based on its physical location.

NOTE 19 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2021	2020	2019
Customer A	$-	$-	$23
Customer B	$-	$2	$-
Customer C	$-	$-	$36

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

Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2021	2020	2019
Salary and Compensation	$750	$-	$-
Short-term employee benefits	14	2	2
Stock-based compensation	2,227	1,404	2,998
Total	$2,991	$1,406	$3,000

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were $0, $26,000 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $580,000, $535,000 and $480,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

Our Corporate Legal Counsel received 900,000 restricted shares of common shares for his exemplary service for over 16 years during the period ended December 31, 2021.We also make payments in the form of contract for professional services rendered to a corporation controlled by him. Amounts paid under this arrangement were $435,289, $324,767 and $289,992 for the years ended December 31, 2021, 2020 and 2019, respectively.

The above honorariums payment to directors and professional service fee paid to officers’ related party are part of the company’s G&A expense.

NOTE 21 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation, depreciation and lease amortization expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2021	2020	2019
Research and Development Program	$-	$-	$4
Alzheimer’s Disease: Therapeutics	4	-	4
Anti-Infectives	-	4	4
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	5,944	7,162	5,932
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	1	1	18
Total	$5,949	$7,167	$5,962

NOTE 22 - PERSONNEL EXPENSES

A detailed analysis of employee personnel related expenses for the years ended December 31, 2021, 2020 and 2019 is provided below:

In Thousands of US Dollars
Description	2021	2020	2019
Salaries and compensation	$1,419	$659	$689
Employer contributions	49	51	54
Short-term employee benefits	70	18	16
Stock-based compensation	2,227	1,417	3,011
Total	$3,765	$2,145	$3,770

From above table, G&A related salary and compensation was $874,000, $98,000 and $90,000 for the years 2021, 2020 and 2019 respectively. G&A related stock compensation was $1,897,000, $702,000, and $ 1,839,000 for the years 2021, 2020 and 2019.

NOTE 23 - CAPITAL DISCLOSURES AND FINANCIAL RISK

During the second quarter of the year ended at December 31, 2021, the Corporation raised a total of $8,000,000 in share capital before various fee charges which totaled $681,652 and issued 3,669,724 common shares and 2,018,348 warrants to purchase up shares of common stock at an exercise price of $2.50 per share through one private placements.

Approximately 97%, 97% and 98% of expenses that occurred during the years ended December 31, 2021, 2020 and 2019, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2021, 2020 or 2019.

NOTE 24 - FOREIGN EXCHANGE RISK

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2021 by approximately $17,653, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2021, 2020 and 2019 are trade accounts receivable of $0, $0 and $4,368, respectively, all of which were aged under 45 days. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2021, 2020 or 2019.

At December 31, 2021, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, and other receivables.

NOTE 26 - INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2021, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Accounts payable and accrued liabilities
December 31, 2021	$1,949	$1,786	$163
December 31, 2020	$2,198	$1,965	$233

NOTE 28 - SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events through March 30, 2022, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. Although it has expressed no intention to do so the Audit Committee has the authorization to amend these financial statements. The corporation has determined there are no subsequent events except the following.

On March 18, 2022 the Company entered into an agreement with a placement agent in connection with the Company’s issuance and sale of an aggregate of 3,878,789 shares of the Company’s common stock, no par value, at a purchase price of $1.65 per share to select institutional and accredited investors, and concurrent private placement of warrants. A.G.P./Alliance Global Partners is acting as sole placement agent for the private placement.

On March 18, 2022, the Company and the Investors entered into securities purchase agreements (the “Purchase Agreements”) relating to the Offering and concurrent private placement of warrants up to an aggregate of 3,878,789 shares of common stock, at an initial exercise price equal to $2.00 per share and will expire five (5) years from the date of an effective registration statement covering the shares underlying the warrants, subject to customary anti-dilution provisions. James G. Robinson, a director of the company and one of the investors in the offering, purchased 1,151,515 shares and 1,151,515 shares of common stock underlying the warrants.

On March 22, 2022, the company announced it closed the offering for gross proceeds of approximately $6.4 million before deducting placement agent fees and various expenses. In addition, the Company agreed to issue A.G.P. or its assigns warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share. The Placement Agent Warrants will be immediately exercisable and will expire on the five-year anniversary of the date of offer and are subject to customary anti-dilution provisions.

 ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2017	$5.10	$2.67
2018	$4.60	$1.25
2019	$2.75	$1.32
2020	$4.79	$1.66
2021	$3.50	$0.94

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2020	1st Quarter	$4.09	$1.66
	2nd Quarter	$4.79	$1.98
	3rd Quarter	$3.75	$2.29
	4th Quarter	$2.84	$1.83

2021	1st Quarter	$3.50	$2.14
	2nd Quarter	$2.87	$1.42
	3rd Quarter	$2.27	$1.25
	4th Quarter	$2.15	$0.94

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2021	$2.15	$1.75
November, 2021	$1.90	$1.40
December, 2021	$1.57	$0.94
January, 2022	$1.79	$1.18
February, 2022	$1.84	$1.2
March 29, 2022	$2.1	$1.20

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the three years ended March 30, 2022.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 10 - Common Stock Private Purchase Agreement of the Consolidated Financial Statements).

During the second quarter of the year ended at December 31, 2021, the Corporation raised a total of $8,000,000 in share capital before various fee charges which totaled $681,652 and issued 3,669,724 common shares and 2,018,348 warrants to purchase up shares of common stock at an exercise price of $2.50 per share through one private placement.

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

Other than the financing discussed above, the Corporation does not have arranged sources of financing. See Note 10 to the consolidated financial statements.

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

Foreign currency risk

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its US and Canadian operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 97% of expenses that occurred during the year ended December 31, 2021 (2020 - 97%; 2019 - 98%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2021, 2020 or 2019.

The following table provides significant items exposed to foreign exchange:

	December 31,	December 31,	December 31,
CA$	2021	2020	2019
Cash	$84,856	$59,228	$78,994
Trade accounts receivable and other receivables	17,361	26,036	18,092
Trade accounts payable and accrued liabilities	(173,244)	(169,717)	(247,071)
Total	$(71,027)	$(84,453)	$(149,985)

The following exchange rates were applied for the years ended December 31, 2021, 2020 and 2019:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2021	1.2535	1.2678
US$ - CA$ - December 31, 2020	1.2808	1.2732
US$ - CA$ - December 31, 2019	1.3269	1.2988

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2021 by approximately $17,653, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $0 (December 31, 2020 - $0), all of which were aged under 45 days. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2021, nor for the year ended December 31, 2020.

At December 31, 2021, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2021, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 23 - Capital disclosures. The Corporation does not have an operating credit facility and has historically financed its activities primarily through an equity financing agreement with an investment company, as described in note 10 - Common Stock Private Purchase Agreement.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2021	$1,948,812	$1,557,353	$391,459
December 31, 2020	$2,198,266	$1,830,213	$368,053
December 31, 2019	$2,041,039	$2,038,293	2,746

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and concluded that the disclosure controls and procedures were effective as of December 31, 2021.

The Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2021 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

TPS THAYER has issued its report dated March 30, 2022, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2021, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Fees and Services

For the years ended December 31, 2021 and 2020 audited by TPS Thayer, 2019 audited by Thayer O’Neal Company, LLC, for professional services, the following fees:

Description	US 2021	US 2020	US 2019

Audit fees	$172,500	$172,000	$172,000
Audit related fees	5,000	12,000	-
Tax fees	8,000	8,000	8,000
All other fees	-	-	-
Total	$185,000	$192,000	$180,000

Audit Fees consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements, the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees in 2021 also include fees for the audit of the effectiveness of the Corporation’s internal control over financial reporting which was required as the Company became an accelerated filer under SEC regulations for 2021 with more than $75 million in public float.

Audit-Related Fees consisted of comfort letter services rendered in connection with the Corporation’s financial documents.

Tax Fees consisted of services rendered in connection with the preparation of tax returns of the Corporation and its subsidiaries and general tax advice.

All Other Fees – there were no other professional services rendered during the years ended December 31, 2021 , 2020 and 2019.

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

Effective October 13, 2020, the Company engaged TPS Thayer, LLC Certified Public Accountants (“TPS”) as the Company’s new independent registered public accounting firm. During the two most recent fiscal years and through March 30, 2022, the Company had not consulted with TPS regarding any of the following:

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2021, 2020 and 2019 are included in Item 8 of this report and are incorporated by reference in this item.

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

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: March 30, 2022	/s/ Paul Averback
Paul Averback,
Title: President and Chief Executive Officer

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

