Form 20-F
period 2022-12-31
NYMOX PHARMACEUTICAL CORP
filed 2023-05-02
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

☐     Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒     Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

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

Contact person: Randall Lanham

Tel. 800-936-9669, e-mail: info@nymox.com, fax: 514-332-2227

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

90,515,140 shares as of December 31, 2022

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒	Other ☐
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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by TPS THAYER Company, LLC of Houston, Texas in the United States as of December 31, 2022, 2021, 2020 and by Thayer O’Neal for the year ended December 31, 2019 and 2018  and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2022	2021	2020	2019	2018
Total Assets	$1,625,332	$1,442,843	$4,343,577	$5,489,286	$8,075,988
Share Capital	$172,259,458	$165,061,049	$151,722,076	$136,554,101	$126,684,101
Total Equity	$(481,570)	$(505,968)	$2,145,311	$3,448,246)	$7,001,318)
Sales	$-	$-	$5,350	$115,648	$299,412
Total Revenues (including sales)	$-	$-	$5,350	$115,648	$299.412
Loss from operating activities	$(6,651,641)	$(12,504,248)	$(11,719,323)	$(13,324,918)	$(10,640,620)
Net Loss	$(6,575,922)	$(12,537,622)	$(11,737,761)	$(13,161,976)	$(10,593,859)
Loss per Share (basic & diluted)	$(0.07)	$(0.15)	$(0.16)	$(0.19)	$(0.18)
Weighted Avg. No. of Common Shares	89,382,603	81,976,321	73,823,141	68,845,225	60,466,449

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995.  We have never made a profit. We incurred a net loss of approximately $12.5 million in 2021 and $6.5 million in 2022. As of December 31, 2022, Nymox’s accumulated deficit was approximately $199.1 million and we have Negative cash flows from operations of $5,204,733 for the year ended December 31, 2022. As of December 31, 2022, we had negative working capital of $616,000.

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

We Will Continue as a Going Concern

 The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2022 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $1,402,982 and a negative working capital of $616,000 as of December 31, 2022. Cash flows used in operations during 2022 were $5,204,733.

Management believes that current cash balances as at December 31, 2022 and anticipated funds from product sales will not be sufficient to fund its planned business operations and research and development programs over the next 12 months. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

We Face Challenges in Developing, Manufacturing and Improving Our Products

We anticipate outsourcing at least some of the manufacturing required for our products in order to control start-up and operating costs and to take advantage of the existing manufacturing capabilities and capacity in the large contract manufacturing sectors in the pharmaceutical and diagnostic industries. There are risks associated with this strategy, including difficulties in the transfer of manufacturing, the possibility of production interruption due to causes beyond our control and the need to arrange alternative suppliers.

Our Products and Services May Not Receive Necessary Regulatory Approvals

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. In September, 2006, we announced the successful completion of a multi-center, double-blind, placebo-controlled Phase 2 trial of NX-1207, our lead candidate for the treatment of BPH, a common disorder of older men. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Subsequent to the completion of the Phase 2 studies, the Corporation has reported positive results in several follow-up studies of BPH patients that participated in the Phase 2 studies. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (“EOP2”) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA.  In December 2022, the Company submitted a Marketing Authorization Application with the Danish authorities. Nevertheless, we cannot predict with any certainty the outcome of these submissions, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

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

We May Not Be Able to Successfully Market Our Product(s)

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic. The U.S. federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. In March 2010, the United States enacted health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and will continue through full implementation in 2016 and beyond. The new law is expected to expand access to health care to more than 32 million Americans by the end of the decade. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer coverage for our products at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in consolidations and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

Throughout the developed world, both public and private health care plans are under considerable financial and political pressure to contain their costs. The two principal methods of restricting expenditures on drugs and services are to deny coverage or, if coverage is granted, to limit reimbursement. For single-payer government health care systems, a decision to deny coverage or to severely restrict reimbursement for one of our products can have an adverse effect on our business and revenues.

In the United States, where, to a significant degree, the patient population for our products is elderly, Medicare and Medicaid are sources of reimbursement. In general, any restriction on reimbursement, coverage or eligibility under either program could adversely affect reimbursement to Nymox for products and services provided to beneficiaries of the Medicare and/or Medicaid programs. Many elderly people are covered by a variety of private health care organizations either operating private health care plans or Medicare or Medicaid programs subject to government regulation. These organizations are also under considerable financial constraints, and we may not be able to secure coverage or adequate reimbursement from these organizations. Without coverage, we will have to look to the patients themselves who may be unwilling or unable to pay for the product; in turn, doctors may be reluctant to order or prescribe our products in the absence of coverage of the product for the patient.

We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

We may be subject to product liability which could task our critical resources, delay the implementation of our business strategy, result in products being recalled or removed from the market, and materially and adversely harm our business and financial condition due to the costs of defending such legal actions or the payment of any judgments or settlements relating to such actions or both. Our business exposes us to the risk of product liability claims that is inherent in the development and marketing, distribution, and sale of pharmaceutical products. If any of our product candidates or marketed products harms people, or is alleged to be harmful, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, patients, health care providers, corporate partners, or others.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies almost exclusively on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 91,265,140 common shares of Nymox issued and outstanding as of April 13, 2023. In addition, 5,940,000 share options are outstanding, of which 5,910,833 are currently vested. Expiry dates for Nymox options range from 2.4 years to 10 years (see note 11 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

Nymox works with and relies upon contract research organizations (CROs); the Company relies on external manufacturing activities (such as raw material suppliers; contract manufacturing vendors; specialized laboratory testing service providers); and works with other service providers in the life sciences and biotechnology sectors; any of the preceding which alone or in combination may lead to unanticipated delays in the Company’s activities and projected timelines for milestones. In addition, Nymox relies on travel for many of its essential business activities, such as quality assurance and other undertakings, which are restricted during the current disruption. At this time there have been no material changes to any of the fundamental conclusions of our scientific research documentation and no material changes in past results in the reportable financial, or other business-related disclosures. These COVID-19 related business effects and risks described above are additional to prior statements by the Company regarding other risk factors that have been outlined in past SEC filings by the Company and are updated where and when appropriate.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2022, Nymox has raised over $199 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

Organizational Structure

Nymox has two subsidiaries: one wholly-owned subsidiary named Nymox Corporation and the other wholly-owned subsidiary named Serex, Inc., acquired in 2000. Both subsidiaries are based in the same building in Hasbrouck Heights, New Jersey. Nymox Corporation also opened a new office in California (USA) in August, 2018. Nymox Corporation conducts some research and development as well as maintain all Quality Assurance activities for its product(s).

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

On March 24, 2015, the Corporation announced that it would hold a special shareholder meeting on April 15, 2015 in Montreal for a motion to transfer the Corporation’s head office from Montreal (Quebec) to the Bahamas. Over 94% of the shareholders agreed to move the Corporation Domicile from Canada to The Bahamas. On October 6, 2015, the Canadian authority issued certification for discontinuance of the Canada Business Corporations to the Corporation and the Corporation was deemed to be continued in the commonwealth of the Bahamas as an International Business Company.

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for BPH, using novel compounds. Our lead candidate NX-1207 successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. . In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA.  In December 2022, the Company submitted a Marketing Authorization Application with the Danish authorities. Nevertheless, we cannot predict with any certainty the outcome of these submissions, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

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

In February 2009, the Corporation reported concluding a positive and productive EOP2 meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double-blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. At the time, the Corporation announced that it was is in the process of performing further data analysis and assessments of the two studies. The Company further announced that it expects to continue its efforts to work on the development program.

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

Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. There are nine drugs approved for treatment of BPH: five proprietary drugs (dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), silodosin (Rapaflo®), and tadalafil (Cialis®)) a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope Green Light PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
2019	5,962
2020	7,167
2021	5,949
2022	3,370
Total	$98,514

Total research and development expenditures to date, excluding stock-based compensation, depreciation and amortization expenses, are $98,514,000.

According to industry statistics, on average it takes 10 to 15 years to research, develop and bring to market a new prescription medicine in the United States. In light of the steps and complexities involved, the successful development of our product candidates is highly uncertain. Actual product timelines and costs are subject to enormous variability and are very difficult to predict. Accordingly, we cannot provide reliable estimates of the nature, timing, and estimated costs of the efforts necessary to complete our programs. This is particularly the case for our programs in early-stage development. The risk of failure to complete any such program is high because of uncertain feasibility and commercial viability, long lead times to program completion and potentially high costs in relation to anticipated returns. We update and change our product development programs to reflect the most recent preclinical and clinical data and other relevant information. Many of our products under development require regulatory approval before being sold. The process of obtaining such approvals is often lengthy and uncertain and requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business. We cannot assure you that any such approvals required will be obtained on a timely basis, if at all.

Manufacturing Arrangements

Our NicAlert™ and TobacAlert™ when in production are partly manufactured through out-sourcing arrangements with contract manufacturers. To date, we have not experienced any significant interruptions in the manufacture of these products and the cost of the manufacturing services has not been volatile. The manufacturing services supplied by our current contract manufacturer are not unique or unduly complicated and other contract manufacturers are available to provide similar services in the event that our current contract manufacturer fails to meet our needs.

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

Clinical Screening and Evaluation

During this phase of development, portions of which may overlap with product evaluation and optimization of product formulation, initial clinical screening of product candidates is undertaken, and full-scale clinical trials commence. The FDA must approve any clinical testing on healthy subjects (Phase 1) and on patients (Phase 2 and 3).

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

In the United States, obtaining the necessary FDA approval for any drug is a lengthy, expensive, and often arduous process. We cannot predict with any certainty the amount of time the FDA will take to approve one of our drugs or even whether any such approval will be forthcoming. Similar requirements exist in many other countries.

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

In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA.  In December 2022, the Company submitted a Marketing

Authorization Application with the Danish authorities. Nevertheless, we cannot predict with any certainty the outcome of these submissions, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

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

In March 2010, the United States enacted sweeping health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and continued through full implementation in 2014. These changes may adversely affect the prices we may charge for any therapeutic drug we develop. The long-term impact of legislative changes in terms of their efficiency, effectiveness, and financial viability in delivering health care services to an aging population is uncertain at present. Any legislative or regulatory actions to reduce or contain federal spending under either the Medicare or Medicaid programs could adversely affect our ability to participate in either program as a provider or supplier of services or products and the amount of reimbursement under these programs potentially available to us.

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

The Corporation has issued U.S. patents and other countries covering NX-1207 that relate to the composition of the compound, its formulation, and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product is eligible for a patent term extension of up to five years or more depending on the jurisdiction. The Corporation does not license any material patents related to NX-1207 from any third parties.

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

Revenue by Geographic Market
Year Ended	Canada	United States	Europe & Other	Total
2022	$-	$-	$-	$-
2021	$-	$-	$-	$-
2020	$193	$3,167	$1,990	$5,350

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2022, 2021 and 2020. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated April 19, 2023. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2022, we had an accumulated deficit of $199 million. NYMOX’stotal liabilities exceeded our total assets. However, our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2022 and anticipated funds from product sales are not sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2022 compared to 2021

Net losses were $6,575,922, or $0.07 per share, for the year ended December 31, 2022, compared to $12,537,622, or $0.15 per share, for the year ended December 31, 2021. Net loss includes stock and stock option compensation charges of $592,769 in 2022 and $2,602,992 in 2021.

Revenues

Revenues from sales of goods were nil for the year ended December 31, 2022 and 2021. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $3,772,945 for the year ended December 31, 2022, compared with $6,657,684 for the year ended December 31, 2021. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $175,334 for the year ended December 31, 2022 and $478,884 for the year ended December 31, 2021. For the year ended December 31, 2022, a decrease of $2,366,139 in lab service expenditures and a decrease of 303,551 in stock based compensation contribute to the decrease of expenses compared to the same period in 2021.

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

Marketing Expenses

Marketing expenditures were nil for the year ended December 31, 2022 and 2021 respectively. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $2,878,696 for the year ended December 31, 2022, compared with $5,846,564 for the year ended December 31, 2021. General and administrative expenditures also include stock compensation charges of $417,435 for the year ended December 31, 2022 and $2,124,108 in the comparative period in 2021. The decrease of $2,967,869 in expenses for the year ended December 31, 2022 is primarily due to a decrease of $1,706,672 in employee stock compensation, a decrease of $429,441 in director and employees compensation and a decrease of $746,382 in professional fees compared to the same period in 2021. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs was $37,068 for the year ended December 31, 2022, compared with finance costs of $33,374 for the year ended December 31, 2021. The finance costs increase of $3,694 for the year ended December 31, 2022 is mainly attributable to a decrease of $4,203 in operation lease interest expense offset with an increase of $8,198 in finance charges,

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2022 or 2021.

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

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2022, cash and receivables totaled $1,413,000 compared with $843,000 and $3,631,000 at December 31, 2021 and 2020, respectively. Our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have continued during the period of year 2022.

Cash and cash equivalents amounted to $1,403,000, $830,000 and $3,611,000 as of December 31, 2022, 2021 and 2020, respectively.

We used cash in our operating activities in the amounts of $5 million, $10 million and $10 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2022, 2021 and 2020 is included in the footnotes to the financial statements.

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

Contractual Obligations

We have contractual obligations under short-term lease commitments for our premises in New Jersey (United States) of $11,632 per month until October 2023. Effective from August 2021, we renewed a long-term lease commitment for our premises in California (United States) of $7,874 per month until July 2022 and of $8,512 per month until July 2023. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 years
Operating lease and rent for office space and equipment	$175,910	$175,910	$-	$-
Insurance premium installments	15,709	15,709
Total Contractual Obligations other than accounts payable and accrued liabilities	$191,619	$191,619	$-	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 73, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Randall Lanham, Esquire, 58, has been a director since June 8, 2006. He attained his Juris Doctor from Whittier College School of Law in 1991 and a Bachelor of Science degree from the University of Delaware in 1987. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Currently Mr. Lanham manages his own law office in California specializing in corporate mergers and acquisitions. In addition, Mr. Lanham has a broad base of entrepreneurial experience and currently owns and operates several small entertainment companies.

Professor David Morse, Ph.D., 66, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 87, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Mr.Richard Cutler, Esq. 65, is a graduate of Brigham Young University and Columbia University School of Law. Mr. Cutler has worked at several major national law firms, and in 1996, formed Cutler Law Group in Newport Beach, California and subsequently Augusta, Georgia and Houston, Texas, a firm which specializes in corporate and securities law, as well as international business transactions.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2022 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2022 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and two most highly compensated executive officers.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The compensation cost was fully recognized as of December 31, 2022.On May 14, 2015, the CEO was also granted 5,025,000 options. Dr Averback received USD$660,000  cash compensation during the year ended at December 31, 2022.

Randall Lanham, Secretary received total 400,000 in options; James G. Robinson received 170,000; Richard Cutler received 80,000 and, David Morse received 195,000; The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2022 were James G. Robinson, Dr. David Morse and Richard Cutler, Esq.

The Corporation’s current compensation policy for its executive officers, including the Chief Executive Officer and the Named Executive Officers, emphasizes the granting of options over base salary as a means of attracting, motivating and retaining talented individuals. Such a policy is believed to better further the Corporation’s business goals by allocating more financial resources to the Corporation’s ongoing product development programs. Given the current stage of the Corporation’s development, the Corporation has not established and does not use formal benchmarks, performance goals, review processes or other qualitative or quantitative criteria or targets relating to the performance of the Corporation or the individual in order to determine compensation. The Corporation does not have a non-equity incentive plan or a policy of annually granting performance bonuses or salary increases to its executive officers. However, from time to time, the Corporation rewards one time compensation to its executive officers for their service.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2022 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2022 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director until April, 2021. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long-term incentive	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President[2]	2022	-	86,749		-		-	660,000	$746,749

Randall Lanham General Counsel[1]	2022	-	-	37,911	-	-	-	496,450	$534,361

On June 28, 2022, the company accepted the resignation of the CFO. The former CFO received no compensation as an individual and received no deferred or incentive compensation.  We do make payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $40,000 for the year ended December 31, 2022.

1 Randall Lanham became an Executive Officer on June 1, 2015. Mr. Lanham receives no compensation as an individual and receives no deferred or incentive compensation. All other service compensation and expense  amounts are paid to a corporation which is a separate legal entity controlled by Mr. Lanham.

2Dr Averback received $660,000 compensation during the year ended at December 31, 2022. Also under the employment agreement, he receives restricted stock on a monthly basis. Refer to note 13 of Consolidated Financial Statements.

Outstanding Incentive Plan Awards as of December 31, 2022: Named Executive Officers

	Option-based Awards
	Number of securities Underlying			Option	Option	Value of Unexercised
	Unexercised Options			Exercise	Expiration	In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/2025	$-
Randall Lanham	200,000	-	200,000	$1.74	05/14/2025	$-
Randall Lanham	100,000	-	100,000	2.08	04/01/2029	$-
Randall Lanham	100,000	-	100,000	0.38	12/18/2032	$-
Total	5,425,000	-	5,425,000			$-

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. From time to time the Corporation issue reward shares to directors for their service.

Summary Compensation Table: Directors

The following is a summary of independent director compensation for the year ended December 31, 2022:

Name	Fees Earned	Share-based awards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$-	$-	$3,971	$-	$-	$-	$3,971
James Robinson	$-	$-	$3,971	$-	$-	$-	$3,971
Richard Cutler	$-	$-	$3,971	$-	$-	$-	$3,971

Outstanding Incentive Plan Awards as of December 31, 2022: Directors and Officers

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/2025	$-
David Morse	20,000	-	20,000	$2.08	04/01/2029	$-
David Morse	30,000	-	30,000	$1.75	05/11/2031	$-
David Morse	10,000	-	10,000	$1.83	11/03/2031	-
David Morse	10,000	-	10,000	$0.38	12/18/2032	-
Richard Cutler	10,000	-	10,000	$1.74	05/14/2025	$-
Richard Cutler	20,000	-	20,000	$2.08	04/01/2029	$-
Richard Cutler	30,000	-	30,000	$1.75	05/11/2031	$-
Richard Cutler	10,000	-	10,000	$1.83	11/03/2031	-
Richard Cutler	10,000	-	10,000	$0.38	12/18/2032	-
James G. Robinson	100,000	-	100,000	$1.74	05/14/2025	$-
James G. Robinson	20,000	-	20,000	$2.08	04/01/2029	$-
James G. Robinson	30,000	-	30,000	$1.75	05/11/2031	$-
James G. Robinson	10,000	-	10,000	$1.83	11/03/2031	-
James G. Robinson	10,000	-	10,000	$0.38	12/18/2032	-
Dr. Russel Thomson	200,000	-	170,833	$2.86	12/31/2029	$-
	-	-				$-
Total	645,000	-	615,833			$-

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2022: Employees

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
Linn Dodd	10,000		10,000	3.43	07/15/2032
Total	10,000	-	10,000			$-

The options may be exercised any time after six months vest period until the expiration date of the option.

Share Ownership

As of April 19 2023, the number of shares beneficially owned or controlled by directors and senior officers of the Corporation were as follows:

Name	Shares Beneficially Owned and controlled	Percentage of shares Beneficially Owned and Controlled
Paul Averback, M.D. (1)	37,925,979	36.0%
Paul Averback, M.D., Trustee (2)	607,031	0.6%
James G. Robinson (3)	6,013,580	5.7%
David Morse, Ph.D.(4)	185,396	-
Richard Culter (5)	70,000	-

Randall Lanham (6)	925,000	1%
Total	47,559,486	45.2%

(1)

Represents 32,900,979 shares of common stock and 5,025,000 shares of common stock issuable upon the exercise of options held by Dr.Averback under the Company’s share option plan. His second quarter shares, which amount of 750,000 shares, has not been issued as of December 31, 2022.

(2)	Represents 607,031 shares of common stock held by Paul Averback, M.D., Trustee.

(3)

Represents 4,702,065 shares of common stock, 160,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants. Mr. Robinson is a director of the Company.

(4)	Represents 396 shares of common stock and 185,000 shares of common stock issuable upon the exercise of options held by Mr. Morse under the Company’s share option plan.

(5)	Represents 70,000 shares of common stock issuable upon the exercise of options held by Mr. Culter under the Company’s share option plan.

(6)	Represents 925,000 shares of common stock and 400,000 shares of common stock issuable upon the exercise of options held by Mr. Lanham under the Company’s share option plan.

Nymox has created a stock option plan for its employees, officers and directors, and for consultants. The board of directors of Nymox administers the stock option plan and authorizes the granting of options in accordance with the terms of the plan. Each option gives the individual granted the option the right to purchase a common share of the Corporation at a fixed price during a specified period of no more than ten years. The board may also make all or a portion of the options granted effective only as of a specific future date or dates. The option price must not be less than the market price of the common shares when the option is granted. The total number of shares under option to any one individual may not exceed fifteen percent of the total number of issued and outstanding common shares of the Corporation. The options may not be assigned, transferred, or pledged, and expire within three months of the termination of employment or active office with the Corporation and six months of the death of the individual.

No more than 15,000,000 common shares may be under option at any time and a maximum of 15,000,000 common shares are available to be issued under the stock option plan as the result of the exercise of options. Options that expire or terminate without being exercised become available to be granted again. Material changes to the stock option plan such as the number of shares available to be optioned require shareholder approval, Since the inception of the stock option plan in 1995, 383,400 options have been exercised under the plan and 100,514 shares have been issued as a result of cashless exercises.

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

Employees

In addition to the employees, Nymox carries out its work with the assistance of an extensive group of research collaborators, out-sourced manufacturing teams, research suppliers, research institutions, service providers and research consultants. To help carrying out its marketing, Nymox has independent medical personell detailing its products.

 ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of April 19, 2023, the number of shares beneficially owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

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

The above  shares beneficially owned shareholders have the same voting rights as all other shareholders. The percent of  shares held by Dr. Paul Averback is 36.6% as of April 19, 2023.

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback, Mr. Robinson and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2022, 2021 and 2020. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. Since 2015, the Corporation also has made payment in the form of contract for service rendered to two individual corporations controlled by two Executive officers respectively. (Note 20)

Dividends

The Corporation has not issued dividends since inception.

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

Legal Proceedings

Currently the Canadian Revenue Authorities (“CRA”) is asserting that the Company owes additional taxes for the domicile move from Canada to the Bahamas.  The Company disputes this allegation and is currently contesting the matter with the CRA.  No resolution has been reached as of today’s date.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Nymox Pharmaceutical Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation (the Company) as of December 31, 2022 and 2021 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three years period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and 2021, and the consolidated results of its operations and its cash flows for each of the years in the three years period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as going concern. As discussed in critical audit matters below and in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has shareholders’ deficit and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

As described in Note 2 to the financial statements and in the going concern paragraph above, the Company prepared its financial statements on a going concern basis, and management has concluded that the Company has not generated significant income to date. For the year ended December 31, 2022, the Company incurred net losses of USD 6.6 million and used the net cash in operating activities of USD 5.2 million. As of December 31, 2022, the accumulated deficit amounted to USD 199 million.

The principal consideration for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter is there was significant judgment by management for the going concern assessment, which is dependent upon the Company’s ability to raise capital and generate revenue and profits in the future.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements.  These procedures also included, among others, testing management’s process for projecting cash flow requirements for the twelve months after the year end, testing the completeness and accuracy of underlying data and assumptions used in the projected cash flow analysis and their disclosure in the financial statements regarding their going concern.

/S/ TPS Thayer, LLC TPS Thayer, LLC - PCAOB ID 6706 We have served as the Company’s auditor since 2020. Sugar Land, Texas May 1, 2023

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2022, 2021 and 2020

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2022	2021	2020
Revenues
Sales of goods	4	$-	$-	$5
Total revenue		-	-	5

Cost of goods sold and operating Expenses
Cost of goods sold		-	-	4
Research and development	21	3,773	6,658	8,120
General and administrative	20.22	2,879	5,846	3,601
Total operating expenses		6,652	12,504	11,725

Loss from operations		(6,652)	(12,504)	(11,720)
Other income (expense)
Other income		113	-	-
Finance income	17	6	6	24
Finance costs	17	(28)	(20)	(30)
Operating lease interest expense		(15)	(19)	(12)
Loss before income taxes		(6,576)	(12,537)	(11,738)
Income tax provision	14	-	-	-
Net loss		$(6,576)	$(12,537)	$(11,738)
Attributable to:
Net loss attributable to Nymox shareholders		(6,576)	(12,537)	(11,738)
Basic and diluted loss per share	15	$(0.07)	$(0.15)	$(0.16)
Weighted average number of common shares outstanding	15	89,383	81,976	73,823

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

As of December 31, 2022, 2021 and 2020

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2022	2021
ASSETS
Current assets
Cash		$1,403	$830
Other receivables		10	13
Inventory		-	34
Security deposit		28	28
Prepaid expenses and other current assets		16	132
Total current assets		1,457	1,037
Non-current assets
Property and equipment	6	10	22
Operating lease right-of-use asset, net	9	158	384
Total assets		$1,625	$1,443

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	8	$1,934	$1,558
Operating lease liability due within one year	9	173	228
Total current liabilities		2,107	1,786
Long term operating lease liability		-	163
Total liabilities		2,107	1,949
Shareholders’ Deficit
Share capital – unlimited authorized shares at no par value. 90,515 and 85,546 shares outstanding at December 31, 2022 and 2021, respectively	10,12	171,671	165,061
Share capital subscription receivable	10	-	(589
Additional paid-in capital	11-13	26,985	27,584
Accumulated deficit		(199,138)	(192,562
Total Shareholders’ deficit		(482)	(506
Commitments and contingencies	9
Subsequent events	28
Total liabilities and shareholders’ deficit		$1,625	$1,443

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2022, 2021 and 2020

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	Notes	2022	2021	2020
Net loss		$(6,576)	$(12,537)	$(11,738)
Adjustments for:
Depreciation	4	12	12	9
Stock-based compensation	12	593	2,603	1,748
Inventory write off		34
Amortization and others		237	242	258
Changes in non-cash operating balances:
Accounts receivable and other receivables		3	7	(1)
Prepaid expense		116	68	(180)
Inventory		-	-	(11)
Prepaid expenses and other current assets		-	(50)	50
Accounts payable and accrued liabilities		376	(165)	(172)
Net cash used in operating activities		(5,205)	(9,820)	(10,037)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment		-	(6)	(13)
Net cash flows used in investing activities		-	(6)	(13)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of share capital and warrants	10	6,007	7,283	8,687
Repayment of operating lease and financing obligation		(229)	(238)	(265)
Net cash provided from financing activities		5,778	7,045	8,422
Net (decrease) increase in cash		573	(2,781)	(1,628)
CASH
Beginning of year		830	3,611	5,239
End of year		$1,403	$830	$3,611
SUPPLEMENTAL DISCLOSURE
Income taxes paid	14	$-	$-	$-
Interest paid		$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Shares and warrants issued on connection with convertible notes		$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Deficit

For the Years Ended December 31, 2022, 2021 and 2020

(In Thousands of US Dollars and Shares)

	Note	Common Shares	Common Amount	Subscription receivable	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2019		71,218	$136,554	$(589)	$35,770	$(168,287)	$3,448

Shares issuance for cash and subscriptions		3,743	9,388		(701)	-	8,687

Stock-based compensation and service fee	12	3,000	5,780	-	(4,032)	-	1,748
Net loss		-	-	-	-	(11,738)	(11,738)
Balance, December 31, 2020		77,961	$151,722	$(589)	$31,037	$(180,025)	$2,145

Shares issuance for cash and subscriptions		3,670	7,670	-	(717)	-	6,953

Warrant issued					330		330
Stock-based compensation and service fee	12	3,915	5,669	-	(3,066)	-	2,603
Net loss		-	-	-	-	(12,537)	(12,537)
Balance, December 31, 2021		85,546	$165,061	$(589)	$27,584	$(192,562)	$(506)
Shares issuance for cash and subscriptions		3,984	4,245	589	(568)	-	4,266
Warrant issued					1,741		1,741
Stock-based compensation and service fee	12	985	2,365	-	(1,772)	-	593
Net loss		-	-	-	-	(6,576)	(6,576)
Balance, December 31, 2022		90,515	$171,671	$-	$26,985	$(199,138)	$(482)

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes Forming Part of the Consolidated Financial Statements

For the Years Ended December 31, 2022, 2021 and 2020

Note	Description	Page	Note	Description	Page
1.	Business activities and basis of presentation	44	15.	Earnings per share	60
2.	Going concern considerations	45	16.	Financial instruments fair value disclosures	60
3.	Significant estimates	45	17.	Finance income and finance costs	60
4.	Significant accounting policies	45	18	Segment disclosures	60
5.	New accounting standards and interpretations	51	19	Concentrations	61
6.	Property and equipment	52	20.	Related party transactions	61
7.	Intangible assets	53	21.	Research and development expenses	62
8.	Accounts payable and accrued liabilities	53	22.	Personnel expenses	62
9.	Operating leases and commitments	53	23.	Capital disclosures and financial risk	63
10.	Share capital	55	24.	Foreign exchange risk	63
11.	Stock options	56	25.	Credit risk	63
12.	Share based compensation	57	26.	Interest rate risk	63
13.	Warrants	58	27.	Liquidity risk	64
14.	Incomes taxes	58	28.	Commitment and contingency	64
			29	Subsequent Events

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2022, 2021 and 2020

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

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on April 19, 2023.

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

Judgments in applying accounting policies

The use of the going concern basis (Note 2)

Contingent liability

Assessing the recognition of contingent liabilities requires judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation.

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

For the year ended December 31, 2022, the Company incurred net losses of USD 6.6 million and used the net cash in operating activities of USD 5.2 million. As of December 31, 2022, the accumulated deficit amounted to USD 199 million.

The accompanying financial statements have been prepared assuming that the Company will continue as going concern. The Company has suffered recurring losses from operations, has shareholders’ deficit and negative working capital that raise substantial doubt about its ability to continue as a going concern.

Management believes that current cash balances as of December 31, 2022, will not be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

The assets, liabilities, income and expenses of subsidiary companies are consolidated on a line-by-line basis and the carrying value of investments held by the Holding Company is eliminated against the subsidiaries’ shareholders’ equity in the consolidated financial statements.

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

Financial instruments

The Corporation has classified its cash,  other receivables “other financial assets”, account payables and accrued liabilities other financial liabilities.

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

Share capital

Common shares are classified as equity. Incremental costs attributable to the issuance of common shares are recognized as an increase to Additional Paid In Capital (APIC)

Inventory

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

The company does not have any upfront payments, milestone payments or license revenue for the years ended December 31, 2022, 2021 and 2020.

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

NOTE 5 – NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

The following standards, amendments and improvements to the approved accounting standards would be effective from the dates mentioned below against the respective standard or interpretation:

Standard or Interpretation		IASB Effective Date (Annual periods beginning on or after)
IFRS 03	Reference to Conceptual Framework (Amendments)	01 January 2022
IFRS 09	Financial Instruments – Fees in the ‘10 percent’ test for derecognition of financial liabilities	01 January 2022
IFRS 10/IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendment)	Not Yet indefinitely deferred
IAS 01	Classification of Liabilities as Current or Non-current liabilities (Amendments)	01 January 2022*
IAS 16	Proceeds before Intended Use (Amendments)	01 January 2022
IAS 37	Onerous Contracts – Costs of Fulfilling a Contract (Amendments)	01 January 2022

*The IASB has issued an exposure draft proposing to defer the effective date of the Amendments to IAS-1 to 01 January 2023.

The above standards and amendments are not expected to have any material impact on the Company’s consolidated financial statements in the period of initial application.

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2022, 2021 and 2020:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at January 1, 2020	$418	$43	$113	$574
Additions	–	13	–	13
Disposals	–	–	–	–
Balance at December 31, 2020	418	$56	$113	$587
Additions	–	3	3	6
Disposals	–	–	–	–
Balance at December 31, 2021	418	$59	$116	$593
Additions	–	-	-	-
Disposals	–	–	–	–
Balance at December 31, 2022	$418	$59	$116	$593

Accumulated depreciation
Balance at January1, 2020	418	37	95	$550
Depreciation for the year	–	4	5	9
Disposals	–	–	–	–
Balance at December 31, 2020	$418	$41	$100	$559
Depreciation for the year	–	7	5	12
Disposals	–	–	–	–
Balance at December 31, 2021	418	$48	$105	$571
Depreciation for the year	–	5	7	12
Disposals	–	–	–	–
Balance at December 31, 2022	$418	$53	$112	$583
Carrying amounts
At December 31, 2020	$-	$15	$13	$28
At December 31, 2021	$-	$11	$11	$22
At December 31, 2022	$-	$6	$4	$10

The depreciation expense of property and equipment amounts to $11,784, $12,357 and $9,236 for the years ended December 31, 2022, 2021 and 2020, respectively. .

NOTE 7 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. The patent and intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2022, 2021 and 2020, are still property of the Corporation. The patent and intellectual rights were fully amortized by year 2009.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2022, 2021 and 2020, consisted of the following:

In Thousands of US Dollars
Description	2022	2021	2020
Accounts payable	$1,697	$1,273	$1,403
Accrued liabilities:
Payroll related liabilities	232	262	245
Other accrued liabilities	5	23	74
Deposit	-	-	50
Total accounts payable and accrued liabilities	$1,934	$1,558	$1,772

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

We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 4.75% to 5.00% and the average remaining years for our lease are 0.71 year as of December 31, 2022.

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the year ended December 31, 2022, 2021 and 2020 respectively:

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2022	$384
Adjustment office lease	(4)
Accumulated amortization	(222)
Balances as of December 31, 2022	$158

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2021	$422
Renewed office lease	184
Accumulated amortization	(222)
Balances as of December 31, 2021	$384

In Thousands of US Dollars
Operation lease right-of-use asset
Balances as of January 1, 2020	$136
Renewed office lease	533
Accumulated amortization	(247)
Balances as of December 31, 2020	$422

The following table provides the changes in the Corporation’s operating lease liability for the year ended December 31, 2022, 2021 and 2020 respectively:

In Thousands of US Dollars
Total
Balances as of January 1, 2022	$391
Adjustment office lease	(4)
Repayments of lease liability	(229)
Interest expenser	15
Balances as of December 31, 2022	$173
Lease liability due within one year	$173
Lease liability long term	$-

The total future commitment payment amount for above lease is $175,910 compared to an outstanding lease liability of $172,942 as of December 31, 2022. The difference is due to borrowing rate discount.

In Thousands of US Dollars
Total
Balances as of January 1, 2021	$426
Renewed office lease	184
Repayments of lease liability	(238)
Interest expenser	19
Balances as of December 31, 2021	$391
Lease liability due within one year	$228
Lease liability long term	$163

The total future commitment payment amount for above lease is $409,279 compared to an outstanding lease liability of $391,459 as of December 31, 2021. The difference is due to borrowing rate discount.

In Thousands of US Dollars
Total
Balances as of January 1, 2020	$147
Renewed office lease	533
Repayments of lease liability	(265)
Interest expense	11
Balances as of December 31, 2020	$426
Lease liability due within one year	$193
Lease liability long term	$233

The total future commitment payment amount for above lease is $454,092 compared to an outstanding lease liability of $425,620 as of December 31, 2020. The difference is due to borrowing rate discount.

NOTE 10 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2022, 2021 and 2020 were as follows

In Thousands of US Dollars and shares
Description	2022	2021	2020
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	90,515	85,546	77,961
Dollars	$171,671	$165,061	$151,722

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

Common Stock

During 2022 Nymox reviewed various Stock investment receivables and deemed they were uncollectable in the present economic climate,  from the investors who entered into the stock and warrant purchase agreements. Total value  was USD $588,750 and shares or warrants that may have been issued will be cancelled.

On March 18, 2022, the company entered into a definitive agreement with institutional investors in a private placement of 3,878,789 shares of common stock and warrants to purchase 3,878,789 shares of common stock at a combined purchase price of $1.65 per share for gross proceeds of approximately $6,400,000 before deducting fees and other estimated offering expenses. The investor warrants have an exercise price of $2.00 per share, is immediately exercisable and will expire five years from the Effective Date.  A.G.P./Alliance Global Partners is acting as sole placement agent for the private placement. On March 22, 2022, the company closed its financing.

NOTE 11 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2022 8,920,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2022, 2021 and 2020 and for options outstanding and exercisable as of December 31, 2022, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding January 1, 2020	6,090,000	$1.78	5.61
Expired	-	-	-
Granted	410,000	2.34	8.94
Outstanding December 31, 2020	6,500,000	$1.81	4.87
Expired	(200,000)	1.81	-
Granted	128,000	1.77	9.48
Outstanding December 31, 2021	6,428,000	$1.81	3.86
Expired	(20,000)	3.43	-
Cancelled	(468,000)	2.03	-
Granted	140,000	0.49-	9.94-
Outstanding December 31, 2022	6,080,000	$1.76	2.92
Options exercisable	6,050,833	$1.75	2.90

The fair value of the options granted during the years ended December 31, 2022, 2021 and 2020, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2022		2021		2020
Share price	$1.30~0.40		$1.75~1.83		$1.81~2.86
Exercise price	$0.38~3.43		$1.75~1.83		$1.81~2.86
Risk-free interest rate	2.93~3.57%		1.60%~1.64%		1.12%~1.67%	%
Expected volatility	116.39~119.84%		107.05%~107.47%		81.34%~106.56%	%
Expected option life in years	10.0	Yrs	10.0	Yrs	4~10	Yrs
Expected dividend yield	-		-		-

The weighted average grant-date fair value of options granted during the year ended December 31, 2022, and 2021 was $ 0.37and 1.68 per option respectively. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never had paid any dividends.

NOTE 12 - SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $86,749 in 2022.  After the corporation raised gross proceeds of approximately $6,400,000 before deducting fees and other offering expenses in March,2022, Dr.Averback received total $660,000 compensation by December 31, 2022 as reward for his service.

The stock and stock option-based compensation expense to the directors and employees are disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2022, 2021 and 2020, as follows:

In Thousands of US Dollars
Functional Expense Category	2022	2021	2020
General and administrative expense	$417	$2,124	$702
Research and development expense	175	479	1,046
Total	$592	$2,603	$1,748

NOTE 13 - WARRANTS

During the second quarter of 2021, the Corporation issued 1,834,862 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.50 with a five-year term. The warrant was valued at $330,277. In addition, the Corporation issued the associated security broker warrants to purchase up to 183,486 shares of common stock at an exercise price of $2.50 per share for its service. The warrant was valued at $220,457.

In the first quarter of 2022, the Corporation issued 3,878,789 investor warrants in connection with one private placement.   Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five-year term.  In addition, the Company issued Placement Agent (or its assigns) warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share, The Placement Agent Warrants are immediately exercisable and will expire on the five-year anniversary of the Effective Date. The warrants were recorded as part of additional paid in capital at a total of $1,741,475.

A detail of warrant activity for the years ended December 31, 2022, 2021 and 2020 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 1-Jan-20	2,500,000	$8.00	-
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-20	2,500,000	$8.00	3.04
Exercised	-	-	-
Granted	2,018,348	2.50	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-21	4,518,348	$5.54	3.07
Exercised	-	-	-
Granted	4,072,728	2.00	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-22	8,591,076	$3.86	3.67

NOTE 14 - INCOME TAXES

The Corporation was re-domiciled to the Bahamas in 2015. The substantial portion of our operations are generated out of our executive offices in the Bahamas which has no corporate income taxes.

The effect of the re-domiciliation from Canada to the Bahamas resulted in the expiration of several tax attributes relative to our prior operations in Canada including Canadian research tax credit carry forwards and Canadian loss carry forwards. Canadian research tax credit carryforwards and Canadian loss carry-forwards expired upon determination of the re-domiciliation by the Canadian federal government amount to $1,686,270 and $55,850,632, respectively. Nymox recorded USD$113,000 Canadian tax refund as other income in 2022.

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2022, 2021 and 2020.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2022	2021	2020
Net loss for the year, before income taxes	$(6,576)	$(12,537)	$(11,738)
Net loss attributable to the Bahamas	(5,914)	(11,781)	(11,012)
Net loss attributable the United States	(662)	(756)	(725)
Domestic tax rate applicable to the Corporation	21%	21%	21%
Income taxes at domestic tax statutory rate	(139)	(159)	(152)
Change in valuation allowance	139	159	152
Deferred tax provision (recovery)	$-	$-	$-

As of December 31, 2022, 2021 and 2020, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2022	2021	2020
Tax loss carry forward	$1,433	$1,404	$1,386
Patents capitalized and amortized for tax purposes	-	0	-
Unrecognized deferred tax assets	$1,433	$1,404	$1,386

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carry-forwards for US Federal income tax purposes is USD$6,823,000 and can be used against future profits indefinitely to a maximum of 80% of annual taxable income, if the corporation is successful in commercializing our products.

NOTE 15 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2022	2021	2020
Issued common share at January 1	85,546	77,961	71,218
Effect of shares issued	3,837	4,015	2,605
Weighted average number of common shares outstanding at December 31	89,383	81,976	73,823

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

NOTE 17 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs for the years ended December 31, 2021, 2020 and 2019, are detailed below:

In Thousands of US Dollars
Description	2022	2021	2020

Interest income	$1	$8	$27
Net foreign exchange gain(loss)	5	(2)	(3)
Finance income	6	6	24
Interest and bank charges	(28)	(20)	(30)
Financial costs	(28)	(20)	(30)
Operating lease interest expense	(15)	(19)	(12)
Total finance income and costs	$(37)	$(33)	$(18)

NOTE 18 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2022	$-	$-	$-
2021	$-	$-	$-
2020	$-	$3	$2
Property and equipment
December 31, 2022	$5	$5	$-
December 31, 2021	$10	$12	$-
December 31, 2020	$9	$19	$-

Revenues are attributed to geographic locations based on location of customers. Property and equipment is attributed to geographic locations based on its physical location.

NOTE 19 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2022	2021	2020
Customer A	$-	$-	$-
Customer B	$-	$-	$2
Customer C	$-	$-	$-

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

 Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2022	2021	2020
Salary and Compensation	$660	$750	$-
Short-term employee benefits	14	14	2
Stock-based compensation	412	2,227	1,404
Total	$1,086	$2,991	$1,406

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were $0, $0 and $26,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

On June 28, 2022, the company accepted the resignation of the CFO. The former Chief Financial Officer received no compensation as an individual and received no deferred or incentive compensation.  We did make payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $40,000, $580,000 and $535,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

On May 11, 2022, the company issued 235,346 shares to James G. Robinson in consideration for his long and outstanding service to the company.  The total value of the compensation shares is $324,777.

Our Corporate Legal Counsel and COO receives no salary compensation as an individual and receives no deferred or incentive compensation. We make payments in the form of contract for professional services rendered to a corporation controlled by him. Amounts paid under this arrangement were $496,450, $435,289 and $324,767 for the years ended December 31, 2022, 2021 and 2020, respectively.

One of directors, James G. Robinson, purchased 1,151,515 shares of common stock at a purchase price of $1.65 per share for a total value of 1.9M in the company’s financing in March, 2022. Concurrently with the closing of the Offering, he received warrants to purchase up to an aggregate of 1,151,515 shares of common stock, at an initial exercise price equal to $2.00 per share and will expire on the five-year anniversary of the Effective Date.

The above honorariums payment to directors and professional service fee paid to officers’ related party are part of the company’s G&A expense.

NOTE 21 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation, depreciation and lease amortization expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2022	2021	2020
Research and Development Program	$-	$-	$-
Alzheimer’s Disease: Therapeutics	-	4	-
Anti-Infectives	-	-	4
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	3,370	5,944	7,162
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	-	1	1
Total	$3,370	$5,949	$7,167

NOTE 22 - PERSONNEL EXPENSES

A detailed analysis of employee personnel related expenses for the years ended December 31, 2022, 2021 and 2020 is provided below:

In Thousands of US Dollars
Description	2022	2021	2020
Salaries and compensation	$1,100	$1,419	$659
Employer contributions	43	49	51
Short-term employee benefits	9	70	18
Stock-based compensation	412	2,227	1,417
Total	$1,564	$3,765	$2,145

From above table, G&A related salary and compensation was $443,000, $874,000 and $98,000 for the years 2022, 2021 and 2020 respectively. G&A related stock compensation was $43,000, $1,897,000, and $ 702,000 for the years 2022, 2021 and 2020.

NOTE 23 - CAPITAL DISCLOSURES AND FINANCIAL RISK

Approximately 97%, 97% and 97% of expenses that occurred during the years ended December 31, 2022, 2021 and 2020, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2022, 2021 or 2020.

NOTE 24 - FOREIGN EXCHANGE RISK

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2022 by approximately $9,957, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2022, 2021 and 2020 are trade accounts receivable of $0, for the three years. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2022, 2021 or 2020.

At December 31, 2022, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, and other receivables.

NOTE 26 - INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2022, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Accounts payable and accrued liabilities
December 31, 2022	$2,107	$2,107	$-
December 31, 2021	$1,949	$1,786	$163

NOTE 28 – COMMITMENTS AND CONTINGENCIES

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not have any pending legal or administrative proceeding to which the Company is a party that will have a material effect on its business or financial condition other than the matters discussed below.

Currently the Canadian Revenue Authorities (“CRA”) is asserting that the Company owes additional taxes for the domicile move from Canada to the Bahamas.  The Company disputes this allegation and is currently contesting the matter with the CRA.  No resolution has been reached as of today’s date; however the Company is confident that its position will prevail.

NOTE 29 - SUBSEQUENT EVENTS

On March 6, 2023, the Company retained the services of Mr. Christopher R. Riley as it’s Chief Financial Officer. Mr. Riley will receive both cash and options for his services.

On April 19, 2023, the company issued 750,000 shares in fulfilment of his 2022 contract.

Subsequent events have been evaluated through May 1, 2023, the date these financial statements were available to be released and noted no other events requiring disclosure.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares trade on the NASDAQ Stock Market. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2018	$4.60	$1.25
2019	$2.75	$1.32
2020	$4.79	$1.66
2021	$3.50	$0.94
2022	$2.10	$0.18

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2021	1st Quarter	$3.50	$2.14
	2nd Quarter	$2.87	$1.42
	3rd Quarter	$2.27	$1.25
	4th Quarter	$2.15	$0.94

2022	1st Quarter	$2.10	$1.17
	2nd Quarter	$1.49	$0.35
	3rd Quarter	$0.66	$0.18
	4th Quarter	$0.74	$0.27

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2022	$0.46	$0.31
November, 2022	$0.37	$0.27
December, 2022	$0.74	$0.28
January, 2023	$0.50	$0.33
February, 2023	$0.53	$0.32
March, 2023	$0.44	$0.32
April 11, 2023	$0.38	$0.31

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

Our bylaws authorize the directors from time to time to determine the remuneration for their services. There is no requirement for an independent quorum.

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

The holders of the common shares of our Corporation are entitled to receive notice of and to attend all meetings of the shareholders of our Corporation and have one vote for each common share held at all meetings of the shareholders of our Corporation. Our directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

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

Limitations on Right to Own Securities

Neither the International Business Corporation Act nor our articles or by-laws limit the right of a non-resident to hold or vote our shares, as amended by the World Trade Organization Agreement Implementation Act.

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the three years ended April 13, 2023.

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

Controlled foreign corporation rules. A foreign corporation generally is classified as a “controlled foreign corporation” (a “CFC”) if more than 50% of the corporation’s shares (by vote or value) are owned, directly or indirectly, by “10% U.S. Shareholders”. For this purpose, a “10% U.S. Shareholder” is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. Nymox believes that it is not a CFC at the present time. If, Nymox were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in Nymox generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any “Subpart F” income earned by Nymox, whether or not such income is distributed by Nymox. Subpart F income generally includes interest, dividends, royalties, gain on the sale of stock or securities and certain other categories of income.

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

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of common shares of Nymox, unless the common shares of Nymox are “taxable Canadian property” to the Non-resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Generally, the common shares of Nymox will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the common shares of Nymox are listed at that time on a designated stock exchange (which includes the NASDAQ), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Nymox, and (ii) more than 50% of the fair market value of the common shares of Nymox was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares of Nymox could be deemed to be taxable Canadian property NonResident Holders whose common shares of Nymox may constitute taxable Canadian property should consult their own tax advisors.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Nymox Pharmaceutical Corporation, Bay & Deveaux St., Nassau, The Bahamas, Attention: Investor Relations. Telephone (800) 936-9669. Facsimile (514) 332-2227 EMAIL: info@nymox.com

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

During the first quarter of the year ended at December 31, 2022, the company entered into a definitive agreement with institutional investors in a private placement of 3,878,789 shares of common stock and warrants to purchase 3,878,789 shares of common stock at a combined purchase price of $1.65 per share for gross proceeds of approximately $6,400,000 before deducting fees and other estimated offering expenses. The investor warrants have an exercise price of $2.00 per share, is immediately exercisable and will expire five years from the Effective Date.  A.G.P./Alliance Global Partners is acting as sole placement agent for the private placement. On March 22, 2022, the company closed its financing.

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

Approximately 97% of expenses that occurred during the year ended December 31, 2022 (2021 - 97%; 2020 - 97%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2022, 2021 or 2020.

The following table provides significant items exposed to foreign exchange:

	December 31,	December 31,	December 31,
CA$	2022	2021	2020
Cash	$158,336	$84,856	$59,228
Trade accounts receivable and other receivables	14,202	17,361	26,036
Trade accounts payable and accrued liabilities	(284,109)	(173,244)	(169,717)
Total	$(111,571)	$(71,027)	$(84,453)

The following exchange rates were applied for the years ended December 31, 2022, 2021 and 2020:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2022	1.3013	1.3544
US$ - CA$ - December 31, 2021	1.2535	1.2678
US$ - CA$ - December 31, 2020	1.2808	1.2732

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2022 by approximately $9,957, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $0 (December 31, 2021 - $0), all of which were aged under 45 days. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2022, nor for the year ended December 31, 2021.

At December 31, 2022, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2022, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The Corporation’s ability to raise capital through other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development, and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2022	$2,106,901	$2,106,901	$-
December 31, 2021	$1,948,812	$1,557,353	$391,459
December 31, 2020	$2,198,266	$1,830,213	368,053

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F and concluded that the disclosure controls and procedures were effective as of December 31, 2022.

The Corporation’s management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2022 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

TPS THAYER has issued its report dated April 20, 2023, which expressed an unqualified opinion on those Consolidated Financial Statements.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Operating Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2022, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Operating Officer concluded that our internal control over financial reporting was effective as of December 31, 2022.

(d) Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Richard Cutler, Esq., the Chairman of our Audit Committee, is an audit committee financial expert and is an independent director under the applicable listing rules of the Nasdaq Stock Market.

Item 16B. CODE OF ETHICS

We have adopted a code of ethics that is applicable to our officers, directors, and employees in general and our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions in particular. The code of ethics can be found on our website, www.nymox.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is TPS THAYER, CPA.

Fees and Services

For the years ended December 31, 2021 and 2020 audited by TPS Thayer, 2019 audited by Thayer O’Neal Company, LLC, for professional services, the following fees:

Description	US 2022	US 2021	US 2020

Audit fees	$140,069	$172,500	$172,000
Audit related fees	-	5,000	12,000
Tax fees	8,000	8,000	8,000
All other fees	-	-	-
Total	$148,069	$185,500	$192,000

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

All Other Fees – there were no other professional services rendered during the years ended December 31, 2022, 2021 and 2020.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 13, 2020, Nymox Pharmaceutical Corporation (the “Company”) dismissed Thayer O’Neal Company, LLC as its independent registered public accounting firm. The reports of Thayer O’Neal Company, LLC regarding the Company’s financial statements for the fiscal years ended December 31, 2019, 2018, and 2017 did not contain an adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles, except each report did contain an explanatory paragraph related to the Company’s ability to continue as a going concern.

Effective October 13, 2020, the Company engaged TPS Thayer, LLC Certified Public Accountants (“TPS”) as the Company’s new independent registered public accounting firm. During the two most recent fiscal years and through April 19, 2023, the Company had not consulted with TPS regarding any of the following:

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2022, 2021 and 2020 are included in Item 8 of this report and are incorporated by reference in this item.

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

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: May 1st, 2023	/s/ Paul Averback
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

