Form 20-F
period 2023-12-31
NYMOX PHARMACEUTICAL CORP
filed 2024-08-29
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

☐     Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒     Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

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

Contact person: Paul Averback

Tel. 800-936-9669, e-mail: info@nymox.com, fax: 514-332-2227

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock	Over The Counter Pink (OTC Pink)

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

93,540,140 shares as of December 31, 2023

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

Yes ☐     No ☒

In this annual report, the terms “Nymox”, “The Corporation”, “The Company”, “we” and “us” refers to both Nymox Pharmaceutical Corporation and its subsidiary, Nymox Corporation. Unless otherwise indicated all dollar amounts are in United States Dollars.

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by M&K CPAS, PLLC, of The Woodlands, in the United States as of December 31, 2023, and by TPS Thayer Company, LLC of Houston, Texas in the United States as of December 31, 2022, 2021, and 2020 and by Thayer O’Neal for the year ended December 31, 2019 and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2023	2022	2021	2020	2019
Total Assets	$626,540	$1,625,332	$1,442,843	$4,343,577	$5,489,286
Share Capital	$173,816,208	$172,259,458	$165,061,049	$151,722,076	$136,554,101
Total Equity	$(3,173,274)	$(481,570)	$(505,968	$2,145,311	$3,448,246
Sales	$-	$-	$-	$5,350	$115,648
Total Revenues (including sales)	$-	$-	$-	$5,350	$115,648
Loss from operating activities	$(8,351,234)	$(6,651,641)	$(12,504,248)	$(11,719,323)	$(13,324,918)
Net Loss	$(8,844,758)	$(6,575,922)	$(12,537,622)	$(11,737,761)	$(13,161,976)
Loss per Share (basic & diluted)	$(0.10)	$(0.07)	$(0.15)	$(0.16)	$(0.19)
Weighted Avg. No. of Common Shares	91,687,400	89,382,603	81,976,321	73,823,141	68,845,225

Nymox has never paid any dividends and does not expect to do so in the near future.

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

We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products our Therapeutic Products in Development, Such as Fexapotide Triflutate (NX-1207),

Products requiring regulatory approval, such as Fexapotide Triflutate (NX-1207), will be approved for commercial sale only if governmental regulatory authorities are satisfied that our clinical trials are properly designed and conducted and that the results of those trials provide valid and acceptable evidence that the product is safe and effective for the conditions or diseases it is intended to treat. We do not know whether our already collected clinical trial results on a stand-alone basis and/or in combination with any future clinical trial results will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes and failure can occur at any stage of testing. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates. On November 2, 2014, following the completion of data verification and auditing procedures, top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation has continued its efforts to work on the development program.  In early December, 2022, the Corporation filed a Marketing Authorization Application (MAA) with the Denmark authorities, and it was validated and accepted for review on February 13, 2023.  That application is currently under review.  On September 25, 2023, the Corporation filed a Marketing Authorization Application (MAA) with U.K. authorities, which was validated and accepted for review on October 26, 2023.  That application is currently under review.

Setbacks in our efforts to obtain regulatory approval for NX-1207 or failure to obtain regulatory approval could cause the price of our shares to decline and adversely affect our business, operations, product development programs and financial condition. See “A Setback in Our Efforts to Obtain Regulatory Clearance for Our Products Would Likely Cause a Drop in the Price of Our Shares”.

Our Clinical Trials for Certain of Our Therapeutic Products May Be Delayed, making it Difficult to Achieve Anticipated Development or Commercialization Timelines and Our Development of Fexapotide Triflutate (NX-1207) for BPH Has Been Delayed Due To Our Failure to Meet the Primary Endpoints in Our Phase III Clinical Trials at the end of 12 Months.

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

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints at the end of 12 months. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. Given the unforeseen positive placebo effect at 12 months, (at 12 months, the placebo was more effective in reducing symptoms of BPH than any of the approved oral medications on the market at that time), the Corporation continued assessing the long term effects of NX-1207 for BPH, consistent with the protocol in the approved studies.   On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company has filed MAAs in both Denmark and the UK, and intends to meet with regulatory authorities in other jurisdictions around the world and in due course to proceed to file for approval where possible.

A Setback in Our Efforts to Obtain Regulatory Clearance for Our Products Would Likely Cause a Drop in the Price of Our Shares

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

 We May Not Achieve Our Projected Development Goals in the Time Frames We Announce and Expect

We make public statements regarding the achievement of our milestones, such as the commencement and completion of clinical trials, regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, for instance, regulatory approval of NX-1207 for BPH, which has been delayed due to the required long-term follow up, data collection, and analysis, the price of our shares could decline.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995.  We have never made a profit. We incurred a net loss of approximately $6.5 million in 2022, and $7.9 million in 2023. As of December 31, 2023, Nymox’s accumulated deficit was approximately $207.1 million and we have Negative cash flows from operations of $3,952,037 for the year ended December 31, 2023. As of December 31, 2023, we had negative working capital of $3,175,000.

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

We Will Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2023 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $69,991 and a negative working capital of $3,175,000 as of December 31, 2023. Cash flows used in operations during 2023 were $3,952,037.

Management believes that current cash balances as at December 31, 2023 and anticipated funds from product sales will not be sufficient to fund its planned business operations and research and development programs over the next 12 months. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. As noted previously, the top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.  Accordingly, Nymox continued with its long-term extension prospective double-blind Phase 3 studies and on July 27, 2015, Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA, and the Company is formulating a strategy to respond to this letter.  In December 2022, the Company submitted a Marketing Authorization Application with the Danish authorities that was validated and accepted for review on February 13, 2023.   On September 25, 2023, the Corporation filed a Marketing Authorization Application (MAA) with U.K. authorities that was validated and accepted for review on October 26, 2023. Nevertheless, we cannot predict with any certainty the outcome of these submissions, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

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

Obtaining and maintaining our patent position is costly. We pay for the filing, prosecution and fees of several hundred patents and patent applications in countries around the world, including but not limited to the United States, Europe, Japan, Canada, China, Australia, New Zealand and South Korea.

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

We Face Changing Market Conditions

The healthcare industry is in transition with a number of changes that affect the market for therapeutic. The U.S. federal and various state governments have under consideration a number of proposals that may have the effect of directly or indirectly limiting drug prices in the U.S. markets. In March 2010, the United States enacted health care reform legislation, the Patient Protection and Affordable Care Act. Important market reforms have begun and will continue through full implementation in 2016 and beyond. The law is expected to expand access to health care, and these changes may adversely affect the prices we may charge for any therapeutic drug we develop. Funding changes and budgetary considerations can lead major health care payers and providers to make changes in reimbursement policies for our products. These changes can seriously impact the potential for growth for the market for our products, either favorably when the decision is to offer coverage for our products at a reasonable price or negatively when the decision is to deny coverage altogether. Changes in the healthcare delivery system have resulted in consolidations and in the formation of multi-hospital alliances, reducing the number of institutional customers for therapeutic and diagnostic test products. There can be no assurance that Nymox will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies heavily on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 93,540,140 common shares of Nymox issued and outstanding as of July 30, 2024. In addition, 6,350,000 share options are outstanding, of which 5,675,000 are currently vested. Expiry dates for Nymox options range from 1.4 years to 9 years (see note 11 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

We Have Never Paid a Dividend and are Unlikely to do so in the Near Future

Nymox has never paid any dividends and does not expect to do so in the near future. We expect to retain any earnings or positive cash flow in order to finance and develop Nymox’s business.

Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the ordinary course of our business, we collect and process sensitive and confidential data, including our proprietary business information and that of our users, suppliers and business partners, and personally identifiable information of our employees, in our data centers and on our networks. For example, the results of our clinical trials contain private health-related information of clinical trial participants.

The secure processing, maintenance, and transmission of this information is critical to our operations. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information. Despite the security measures we have in place and continual vigilance in regard to the protection of sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, damage our reputation, and cause a loss of confidence in our business, products, and services, which could adversely affect our business, financial condition, profitability, and cash flows.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares were traded on NASDAQ from Dec. 1, 1996 to July 9, 2023.  Shares have traded on the Over the Counter (OTC), Pink Sheets sin then.  Nymox’s common shares were also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2023, Nymox has raised over $201 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

Organizational Structure

Nymox has one subsidiary -  a wholly-owned subsidiary named Nymox Corporation. Nymox Corporation opened a new office in California (USA) in August, 2018. Nymox Corporation conducts some research and development as well as maintain all Quality Assurance activities for its product(s).  Nymox’s former office in Hasbrouck Heights, New Jersey has been vacated and the Corporation is no longer responsible for the lease of that space.

Nymox’s offices are located at:

Nymox Pharmaceutical Corporation

Bay & Deveaux Sts., Nassau, The Bahamas

Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY, 10011

Nymox’s subsidiary is located at:

Nymox Corporation

4 Park Plaza Ste 630

Irvine, CA 92614-2525

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

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for BPH, using novel compounds. Our lead candidate NX-1207 successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA.  In December 2022, the Company submitted a Marketing Authorization Application with the Danish authorities that was validated and accepted for review on February 13, 2023.   On September 25, 2023, the Corporation filed a Marketing Authorization Application (MAA) with U.K. authorities that was validated and accepted for review on October 26, 2023. Nevertheless, we cannot predict with any certainty the outcome of these submissions, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

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

 Our treatments under development for enlarged prostate (benign prostatic hyperplasia or BPH) face significant competition from existing products. See above.

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

The Corporation is in the process of working towards definitive studies and data review for this indication, and potential regulatory review filings in jurisdictions around the World.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
2019	5,962
2020	7,167
2021	5,949
2022	3,370
2023	2,582
Total	$101,096

Total research and development expenditures to date, excluding stock-based compensation, depreciation and amortization expenses, are $101,096,000.

According to industry statistics, on average, it takes 10 to 15 years to research, develop, and bring to market a new prescription medicine in the United States. In light of the steps and complexities involved, the successful development  of our product candidates is highly uncertain. Actual product timelines and costs are subject to enormous variability and are very difficult to predict. Accordingly, we cannot provide reliable estimates of the nature, timing, and estimated costs of the efforts necessary to complete our programs. This is particularly the case for our programs in early-stage development. The risk of failure to complete any such program is high because of uncertain feasibility and commercial viability, long lead times to program completion and potentially high costs in relation to anticipated returns. We update and change our product development programs to reflect the most recent preclinical and clinical data and other relevant information. Many of our products under development require regulatory approval before being sold. The process of obtaining such approvals is often lengthy and uncertain and requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our business. We cannot assure you that any such approvals required will be obtained on a timely basis, if at all.

Governmental Regulation

All our products –to date are subject to extensive government regulation in the United States and in international markets. Any changes in any national or regional legislation could have an impact on our future ability to offer or market any pharmaceutical and/or diagnostic product and thus have a negative effect on our ability to obtain reimbursement from any health insurance programs and providers.

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

In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA, and the Company is formulating a strategy to respond to this letter.  In December 2022, the Company submitted a Marketing Authorization Application with the Danish authorities that was validated and accepted for review on February 13, 2023.   On September 25, 2023, the Corporation filed a Marketing Authorization Application (MAA) with U.K. authorities that was validated and accepted for review on October 26, 2023. Nevertheless, we cannot predict with any certainty the outcome of these submissions, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

Once approvals are obtained, further delays may be encountered before the products become commercially available. If, subsequent to approval, new information becomes available concerning the safety or effectiveness of any approved product, the regulatory authority may require the labeling for the affected product to be revised or the product to be withdrawn. Our manufacturing of any approved drug must conform with the FDA’s good manufacturing practice regulations which govern the production of pharmaceutical products and be subject to inspections and compliance orders.

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

Nymox has issued patents in the main European markets, including Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain among others and in other countries such as Japan, Canada, China, and Australia. These patents cover much of our current product development and technologies.

 The Corporation has issued U.S. patents and issued patents in other countries covering NX-1207 that relate to the composition of the compound, its formulation, and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product is eligible for a patent term extension of up to five years or more depending on the jurisdiction. The Corporation does not license any material patents related to NX-1207 from any third parties.

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

Our treatments under development for BPH face significant competition from existing products. There are a number of drugs approved for treatment of BPH: five proprietary drugs (tadalofil (Cialis®), dutasteride (Avodart®), tamsulosin (Flomax®), alfusozin (Uroxatral®), and silodosin (Rapaflo®)) a combination of two drugs (dutasteride and tamsulosin) (Jalyn™), and four generics (finasteride, terazozin, doxazozin, and prazosin). There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

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

Principal Markets

The Corporation intends to market and sell its products in appropriately approved markets, once regulatory approval is achieved.   The Corporation has had no revenues from product sales in the past three years.

Property and Equipment

Nymox Pharmaceutical Corporation leases office space in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space. This space is primarily used to store records including records related to clinical trials. Nymox Corporation facilities in Hasbrouck Heights, New Jersey comprised 4,799 square feet of leased space. A new lease was signed in October 2020 and expired on October 31, 2023. That office has since been vacated and Nymox’s has no further lease obligations for this space.  Since July, 2018, Nymox Corporation leased a new office in California that comprised of approximately 2,408 square feet of leased space. A new lease was signed in September 2023 and expires on July 31, 2024.

Nymox Pharmaceutical Corporation and its US subsidiary Nymox Corporation own equipment used in research and development work. Nymox believes that its facilities in Quebec and Irvine, California are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2023, 2022 and 2021. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated April 19, 2024. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2023, we had an accumulated deficit of $207.0 million. However, our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2023 and anticipated funds from product sales are not sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2023 compared to 2022

Net losses were $8,844,758, or $0.10 per share, for the year ended December 31, 2023, compared to $6,575,922, or $0.07 per share, for the year ended December 31, 2022. Net loss includes stock and stock option compensation charges of $2,458,912 in 2023 and $592,769 in 2022.

Revenues

Revenues from sales of goods were nil for the year ended December 31, 2023 and 2022. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials and regulatory review and approval is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will significantly increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $3,994,809 for the year ended December 31, 2023, compared with $3,772,945 for the year ended December 31, 2022. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $1,231,172 for the year ended December 31, 2023 and $175,334 for the year ended December 31, 2022. For the year ended December 31, 2023, an increase of $94,454 in lab service expenditures, an increase of $1,954,063 in stock based compensation, a decrease of $282,012 in professional fees and a decrease of $251,500 in director compensation contribute to the decrease of expenses compared to the same period in 2022.

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

Marketing Expenses

Marketing expenditures were nil for the year ended December 31, 2023 and 2022 respectively. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $4,356,424 for the year ended December 31, 2023, compared with $2,878,696 for the year ended December 31, 2022. General and administrative expenditures also include stock compensation charges of $2,125,965 for the year ended December 31, 2023 and $417,435 in the comparative period in 2022. The increase $1,477,728  in expenses for the year ended December 31, 2023 is primarily due to an increase of $1,708,530 in stock based compensation, a decrease of $251,500 in director compensation, a decrease of $22,617 in professional fees and an increase in loss on conversion of $440,000 compared to the same period in 2022. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs was $53,523 for the year ended December 31, 2023, compared with finance costs of $37,068 for the year ended December 31, 2022. The finance costs increase of $16,455 for the year ended December 31, 2023 is mainly attributable to a decrease of $12,058 in operation lease interest expense offset with an increase of $29,133 in finance charges.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2023 or 2022.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2022 compared to 2021

Net losses were $6,575,922 or $0.07 per share, for the year ended December 31, 2022, compared to $12,537,622, or $0.15 per share, for the year ended December 31, 2021. Net loss includes stock and stock option compensation charges of $592,769 in 2022 and $2,602,992 in 2021.

Revenues

Revenues from sales of goods were nil for the years ended December 31, 2022, and December 31, 2021.  The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials and regulatory review and approval is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will significantly increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $3,772,945 for the year ended December 31, 2022, compared with $6,657,684 for the year ended December 31, 2021. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $175,334 for the year ended December 31, 2022 and $478,884 for the year ended December 31, 2021. For the year ended December 31, 2022, a decrease of $2,366,139 in clinical lab expenditures and a decrease of 303,551 in stock and stock option compensation charges contribute to the decrease of expenses compared to the same period in 2021.

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

General and Administrative Expenses

General and administrative expenses were $2,878,696 for the year ended December 31, 2022, compared with $5,846,564 for the year ended December 31, 2021. General and administrative expenditures also include stock compensation charges of $417,435 for the year ended December 31, 2022 and $2,124,108 in the comparative period in 2021. The decrease of $2,967,869 in expenses for the year ended December 31, 2022 is primarily due to a decrease of $1,706,672 in employee stock compensation, a decrease of $429,441 in director and employees compensation, and a decrease of $746,382 in professional fees, compared to the same period in 2021. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs was $37,068 for the year ended December 31, 2022, compared with finance costs of $33,374 for the year ended December 31, 2021. The finance costs increase of $3,694 for the year ended December 31, 2022 is mainly due to a decrease of $4,203 in operation lease offset with an increase in $8,198 in finance charges.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2022 or 2021.

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2023, cash and receivables totaled $81,000 compared with $1,413,000 and $843,000 at December 31, 2022 and 2021, respectively. Our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have continued during the period of year 2023.

Cash and cash equivalents amounted to $70,000, $1,403,000, and $830,000 as of December 31, 2023, 2022 and 2021, respectively.

We used cash in our operating activities in the amounts of $4 million, $5 million, and $10 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2023, 2022 and 2021 is included in the footnotes to the financial statements.

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

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 years
Operating lease and rent for office space and equipment	$57,310	$57,310	$-	$-
Insurance premium installments	15,131	15,131
Total Contractual Obligations other than accounts payable and accrued liabilities	$72,441	$72,441	$-	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 74, President and Director since September 1995 and Chairman since June of 2001, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

 Professor David Morse, Ph.D., 67, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 88, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Mr. Patrick A. Doody, 61, Vice President and General Counsel has been a practicing attorney since 1992.  He obtained his Juris Doctor from George Mason School of Law in 1992, and a Bachelor of Science Degree in Chemical Engineering from Virginia Tech in 1986.  Mr. Doody has extensive experience in intellectual property matters, and has represented Nymox and its predecessor corporations since 1992.  Mr. Doody has published extensively in peer-reviewed legal journals, including 3 separate book chapters, and is currently Senior Counsel at Pillsbury Winthrop Shaw Pittman in McLean, Virginia.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2023 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2023 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, and its General Counsel.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans. Dr. Averback received 3,000,000 restricted shares on July, 2015 and received 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The compensation cost was fully recognized as of December 31, 2022.On May 14, 2015, the CEO was also granted 5,025,000 options. Dr Averback received $157,000 compensation as a bonus during the year ended at December 31, 2023.

Patrick Doody, Vice President and General Counsel received a total 425,000 in options; James G. Robinson and Paul Averback each received 100,000 in options, and David Morse received 50,000 in options in 2023.  The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2023 were James G. Robinson, and Dr. David Morse.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2023 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2023 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director until April, 2021. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long-term incentive	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President	2023	-	-		-		-	157,000	157,000

Patrick Doody General Counsel	2023	32,868		425,000

1Dr Averback received $157,000 compensation as a bonus during the year ended at December 31, 2023.

Outstanding Incentive Plan Awards as of December 31, 2023: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/2025	$-
Dr. Paul Averback	100,000	100,000	0	1.00	12/4/2033
Patrick Doody	75,000	-	75,000	$0.24	07/04/2033	$-
Patrick Doody	350,000	350,000	0	1.00	12/4/2033	$-
Total	5,325,000	-	5,100,000			$-

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. From time to time the Corporation issue reward shares to directors for their service.

Summary Compensation Table: Directors

The following is a summary of independent director compensation for the year ended December 31, 2023:

Name	Fees Earned	Share-based awards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
David Morse	$-	$-	50,000	$-	$-	$-	$-
James Robinson	$-	$-	100,000	$-	$-	$-	$-

Outstanding Incentive Plan Awards as of December 31, 2023: Directors and Officers

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/2025	$-
David Morse	20,000	-	20,000	$2.08	04/01/2029	$-
David Morse	30,000	-	30,000	1.75	05/11/2031	$-
David Morse	10,000	-	10,000	1.83	11/03/2031	-
David Morse	50,000	50,000	0	$1.00	12/4/2033	$-
James G. Robinson	100,000	-	100,000	$1.74	05/14/2025	$-
James G. Robinson	20,000	-	20,000	$2.08	04/01/2029	$-
James G. Robinson	30,000	-	30,000	1.75	05/11/2031	$-
James G. Robinson	10,000	-	10,000	1.83	11/03/2031	-
James G. Robinson	100,000	100,000	0	1.00	12/04/2033
Dr. Russell Thomson	200,000	-	170,833	$2.86	12/31/2029	$-
	-	-				$-
Total	695,000	150,000	515,833			$-

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2023: Employees

Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
Lin Dodd	10,000		10,000	3.43	07/15/2032
Total	-	-	-			$-

The options may be exercised any time after six months vest period until the expiration date of the option.

Share Ownership

As of April 19, 2024, the number of shares beneficially owned or controlled by directors and senior officers of the Corporation were as follows:

Name	Shares Beneficially Owned and controlled	Percentage of shares Beneficially Owned and Controlled
Paul Averback, M.D. (1)	39,425,979	36.0%
Paul Averback, M.D., Trustee (2)	607,031	0.6%
James G. Robinson (3)	8,023,580	5.7%
David Morse, Ph.D.(4)	195,396	-
Total	48,251,986	45.2%

(1)	Represents 34,400,979 shares of common stock and 5,025,000 shares of common stock issuable upon the exercise of options held by Dr. Averback under the Company’s share option plan.

(2)	Represents 607,031 shares of common stock held by Paul Averback, M.D., Trustee.

(3)

Represents 6,702,065 shares of common stock, 170,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants. Mr. Robinson is a director of the Company.

(4)	Represents 396 shares of common stock and 195,000 shares of common stock issuable upon the exercise of options held by Mr. Morse under the Company’s share option plan.

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

Nymox’s Audit Committee consists of two directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee is Mr. James G. Robinson, and the other member is Dr. David Morse. The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders. The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditor reports directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

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

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee is James G. Robinson; the other member is Dr. David Morse. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option plan.

The Corporate Governance Committee consists of directors of the Board. The Chairman of the Committee is Dr. Paul Averback; the other member is Mr. James G. Robinson.  This Committee has the general mandate of providing a regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

Employees

In addition to the employees, Nymox carries out its work with the assistance of an extensive group of research collaborators, out-sourced manufacturing teams, research suppliers, research institutions, service providers and research consultants. To help carrying out its marketing, Nymox has independent medical personnel detailing its products.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of April 19, 2024 , the number of shares beneficially owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Shares Beneficially Owned and controlled	Percent of Shares Beneficially Owned and controlled
Dr. Paul Averback (1)	40,033,010	36.6%
James G. Robinson (2)	8,023,580	5.7%
All directors and officers as a group(3)	48,251,986	45.2%

(1)	Represents 35,008,010 shares of common stock and 5,025,000 shares of common stock issuable upon the exercise of options held by Dr.Averback under the Company’s share option plan.

(2)

Represents 6,702,065 shares of common stock, 170,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants.

(3)

Represents 40,217,971 shares of common stock , 5,390,000 shares of common stock issuable upon the exercise of options and 1,151,515 shares of common stock underlying the warrants held by all directors and officers.

The above  shares beneficially owned shareholders have the same voting rights as all other shareholders. The percent of  shares held by Dr. Paul Averback is 36.6% as of April 19, 2024.

All shareholders of  Nymox stock have the same voting rights. Other than Dr. Paul Averback, Mr. Robinson and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2023, 2022 and 2021. The Corporation also entered into a long-term employment agreement with its President.

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

Personal Bankruptcies

To the knowledge of the Corporation, no current director, officer or control person of the Corporation, nor any personal holding Corporation of any such person, has within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

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

An application for Injunctive Relief and a Derivative Action was filed against the Company on or about October 3, 2023 in the Supreme Court of The Bahamas (Claim No. 2023/COM/com/0057).  This action was terminated on March 21, 2024 in a Court Ordered “Notice of Withdrawal and Discontinuance.”   As a result of the Claimants’ withdrawal, the Court also issued an “Order” ordering the Claimants to pay the Company the costs for the entire Action, and damages caused to the Company.  Determination of costs and damages is pending.

On November 1, 2023, Nymox filed an action in the Superior Court of California, County of Orange (Case No. 30-2023-01358191-CU-BC-WJC) against Defendants Randall Lanham, M. Richard Cutler, Chris Riley, and Committee to Restore Nymox Share Value, seeking damages and injunctive relief arising from Defendants’ breaches of fiduciary duties, trade secret misappropriation, breach of contract, conversion, and violation of California Penal Code Section 496.  The Court granted Nymox’s requests for a temporary restraining order and issued a preliminary injunction ordering Defendants to return all company documents and to cease other injurious behavior.  Defendants have answered the Complaint.  Defendant Cutler attempted to file a counterclaim for $28,559.00 in unpaid legal fees.  However, the court rejected the counterclaim on procedural grounds.  Although other Defendants, at various times, have threatened to file counterclaims, none have done so.  Thus, at this time, there are no pending claims in this case against Nymox.  Discovery is ongoing.  The matter is set for trial in October 2025.

Nymox also filed an action in the Superior Court of California, County of Orange against Ascella Health LLC on November 8, 2023, but dismissed that action and re-filed in Delaware on February 12, 2024.  The complaint was filed in the United States District Court for the District of Delaware (Case 1:24-cv-00189-UNA) alleging Misappropriation of Trade Secrets (State and Federal); breach of contract; aiding and abetting breach of fiduciary duty; and civil conspiracy.  Ascella filed a Motion to Dismiss Under Rule 12(b)(6) on March 7, 2024, and the Company filed its opposition to Ascella’s Motion to Dismiss on March 28, 2024.  The matter is pending before the Court.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2023, 2022, and 2021 and for the years ended December 31, 2023, 2022, and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Nymox Pharmaceutical Corporation

Opinion on the Financial Statements

We have audited the consolidated financial statements of Nymox Pharmaceutical Corporation (the Company), which comprise the consolidated statement of financial position as of December 31, 2023, and the consolidated statement of operations and comprehensive loss, consolidated statement of shareholders’ deficit and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nymox Pharmaceutical Corporation at December 31, 2023, and the results of its operations and its cash flows for the year then ended December 31, 2023 in accordance with International Financial Reporting Standards (IFRS).

Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company has yet to generate a positive net income, has sustained losses since inception and may require additional capital in the future. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on Nymox Pharmaceutical Corporation’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

As discussed in Note 2 to the financial statements, the Company had a going concern due to a working capital deficiency, recurring losses from operations, and stockholders’ deficit. Auditing management’s evaluation of a going concern can be a significant judgement given the fact that the Company uses manage estimates on future revenues and expenses, which are not able to be substantiated. To evaluate the appropriateness of the going concern, we examined and evaluated the financial information that was the initial cause along with management’s plans to mitigate the going concern and management’s disclosure of going concern.

/s/ M&K CPAS, PLLC

The Woodlands, Texas

August 29, 2024

F-1

To the Board of Directors and

Stockholders of Nymox Pharmaceutical Corporation

Opinions on the Financial Statements

We have audited the accompanying consolidated financial positions of Nymox Pharmaceutical Corporation (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the two year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and 2021, and the consolidated results of its operations and its cash flows for each of the years in the three years period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

TPS Thayer, LLC- PCAOB ID 6706

We have served as the Company’s auditor since 2020.

Sugar Land, Texas

May 1, 2023

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2023, 2022 and 2021

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2023		2022	2021
Revenues
Sales of goods	4	$		$-	$-
Total revenue				-	-

Cost of goods sold and operating Expenses
Cost of goods sold				-	-
Research and development	23		3,994	3,773	6,658
General and administrative			4,356	2,879	5,846
Total operating expenses			8,350	6,652	12,504

Loss from operations			(8,350)	(6,652)	(12,504)
Other income (expense)
Loss on conversion of debt			(440)
Other income			-	113	-
Finance income			7	6	6
Finance costs			(58)	(28)	(20)
Operating lease interest expense			(3)	(15)	(19)
Loss before income taxes			(8,844)	(6,576)	(12,537)
Income tax provision (recovery)	16		-	-	-
Net loss			$(8,844)	$(6,576)	$(12,537)
Attributable to:
Net loss attributable to Nymox shareholders			(8,844)	(6,576)	(12,537)
Basic and diluted loss per share			$(0.10)	$(0.07)	$(0.15)
Weighted average number of common shares outstanding	17		91,687,400	89,383	81,976

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2023 and 2022

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2023	2022
ASSETS
Current assets
Cash		$70	$1,403
Other receivables		11	10
Security deposit		28	28
Prepaid assets		16	16
Bond Deposits	7	500	-
Total current assets		625	1,457
Non-current assets
Property and equipment	6	2	10
Operating lease right-of-use asset, net	11	-	158
Total assets		$627	$1,625

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	10	$3,050	$1,934
Advances, related Party	9	750	-
Operating lease liability due within one year	-	-	173
Total current liabilities		3,800	2,107
Total liabilities		3,800	2,107
Equity
Share capital – unlimited authorized shares at no par value 93,540 and 90,515 shares outstanding at December 31, 2023 and 2022 , respectively	12	173,816	171,671
Share capital subscription receivable	10	-	-
Share capital payable		3,209	-
Additional paid-in capital	12-15	27,784	26,985
Accumulated deficit		(207,982)	(199,138)
Total Stockholders’ equity (deficit)		(3,173)	(482)
Total liabilities and stockholders’ equity		$627	$1,625

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2023, 2022 and 2021

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	2023	2022		2021

Net loss	$(8,844)		$(6,576)		$(12,537)
Adjustments for:
Loss on debt conversion	440		-		-
Depreciation	11		12		12
Stock-based compensation	3,357		593		2,603
Inventory write off	-		34
Amortization and others	158		237		242
Changes in non-cash operating balances:
Other receivables	(1)		3		7
Prepaid expense			116		68
Bond Deposits	(500)
Employee deposit of overpayment	-				(50)
Accounts payable and accrued liabilities	1,322		376		(165)
Net cash used in operating activities	(4,057)		(5,205)		(9,820)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment	(3)		-		(6)
Net cash flows used in investing activities	(3)				(6)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of share capital and warrants	1,150		6,007		7,283
Borrowings on debt	1,750
Repayment of operating lease and financing obligation	(173)		(229)		(238)
Net cash provided from financing activities	2,727		5,778		7,045
Net (decrease) increase in cash	(1,333)		573		(2,781)
CASH
Beginning of year	1,403		830		3,611
End of year	$70		$1,403		$830
SUPPLEMENTAL DISCLOSURE
Income taxes paid	$-		$-		$-
Interest paid	$-		$-		$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of note payable, related party, to equity	$(1,000)	$		$
Forgiveness of accrued and deferred salary[1]	$206	$		$

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2023, 2022 and 2021

(In Thousands of US Dollars and Shares)

		Common Shares			Additional	Share
	Notes	No. of Share	Amount	Subscription receivable	Paid-In Capital	Capital Payable	Accumulated Deficit	Total

December 31, 2020		77,961	$151,722	$(589)	$31,037	$-	$(180,025)	$2,145
Shares issuance for cash and subscriptions		3,670	7,670	-	(717)	-	-	6,953
Warrant issued			-	-	330	-	-	330
Stock-based compensation and service fee	14	3,915	5,669	-	(3,066)	-	-	2,603
Net loss		-	-	-	-		(12,537)	(12,537)
Balance, December 31, 2021		85,546	$165,061	$(589)	$27,584	$-	(192,562)	$(506)
Shares issuance for cash and subscriptions		3,984	4,245	589	(568)	-	-	4,266
Warrant issued					1,741		-	1,741
Stock-based compensation and service fee	14	985	2,365	-	(1,772)	-	-	593
Net loss		-	-	-	-		(6,576)	(6,576)
Balance, December 31, 2022		90,515	$171,671	$-	$26,985	$-	(199,138)	$(482)
Cancellation of accrued salary				-	206			206
Shares issuance for cash and subscriptions		1,175	1,150	-	-			1,150
Note Payable Converted into Shares		1,000	960	-	40			1,000
Warrant issued			-	-	440	-		440
Stock-based compensation and service fee	14	850	35	-	113	3,209		3,357
Net loss		-	-	-	-		(8,844)	(8,844)
Balance, December 31, 2023		93,540	$173,816	$-	$27,784	$3,209	$(207,982)	$(3,173)

The accompanying notes are on integral part of these consolidated financial statements.

  NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2023, 2022 and 2021

NOTE 1 – BUSINESS ACTIVITIES AND BASIS OF PRESENTATION

Nymox Pharmaceutical Corporation is a company which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas. Nymox Pharmaceutical Corporation including its whole owned subsidiary, Nymox Corporation, a Delaware Corporation, (referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

Statement of Compliance

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on April 19, 2024.

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

NOTE 2 – GOING CONCERN CONSIDERATIONS

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and the ability to raise financing to pursue the development of its operations. The Corporation depends on private placements and other types of financing as well as collaboration agreements, to fund its operations, achieve its business plan and the realization of its assets and liabilities in the normal course of operations.

The failure of the two Phase 3 studies of NX-1207 for BPH to meet their primary endpoints has materially affected the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets, and discharge its obligations.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  The Company has suffered recurring losses from operations, has shareholders’ deficit and negative working capital that raise substantial doubt about its ability to continue as a going concern.

Management believes that current cash balances as of December 31, 2023 will not be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

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

The company does not have any upfront payments, milestone payments or license revenue for the years ended December 31, 2023, 2022 and 2021.

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

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2023, 2022 and 2021:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at January 1, 2021	$418	$56	$113	$587
Additions	-	3	3	6
Disposals	-	-	-	-
Balance at December 31, 2021	418	$59	$116	$593
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at December 31, 2022	418	$59	$116	$593
Additions	-	3	-	3
Disposals	-	-	-	-
Balance at December 31, 2023	$418	$62	$116	$596

Accumulated depreciation
Balance at January1, 2021	418	41	100	$559
Depreciation for the year	-	7	5	12
Disposals	-	-	-	-
Balance at December 31, 2021	$418	$48	$105	$571
Depreciation for the year	-	5	7	12
Disposals	-	-	-	-
Balance at December 31, 2022	418	$53	$112	$583
Depreciation for the year	-	7	4	11
Disposals	-	-	-	-
Balance at December 31, 2023	$418	$60	$116	$594
Carrying amounts
At December 31, 2021	$-	$11	$11	$22
At December 31, 2022	$-	$6	$4	$10
At December 31, 2023	$-	$2	$-	$2

The depreciation expense of property and equipment amounts to $10,744, $11,784 and $12,357 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 7 – BOND DEPOSITS

Bond deposits of $500,000 as a current asset represent deposits to Lexington National Insurance Company for an indemnity bond, and will be paid back to the company upon a condition Nymox anticipates being satisfied by the end of FY 2024.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. The patent and intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 on December 31, 2023, 2022, and 2021, are still the property of the Corporation. The patent and intellectual rights were fully amortized by year 2009.

NOTE 9 – ADVANCES RELATED PARTY

Notes payable from related parties consisted of advances made for operating expenses from one Board member. An initial note from April 17, 2023 for $1,000,000 that was remitted to the Company in cash was subsequently converted into stock August 28, 2023. In the same Agreement of August 28, 2023, an additional 1,000,000 was invested at $1.00 per share.

A total of 2,000,000 shares were issued pursuant to the August 28, 2023 agreement, and the initial $1,000,000 note was converted to stock and the note cancelled.

A subsequent new note was made for operating expenses and was signed October 24, 2023. This new note was for $1,000,000 with maturity October 24, 2023.

An initial remittance of $500,000 was received October 11, 2023; a second remittance was received of $250,000 on October 31,2023. As of December 31, 2023 a total of $750,000 was received under the second note and the accrued interest was 15,479.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2023 and 2022  consisted of the following:

(In Thousands of US Dollars)
Description	2023	2022
Accounts payable	$3,023	$1,697
Accrued liabilities:
Payroll related liabilities	22	232
Other accrued liabilities	5	5
Total accounts payable and accrued liabilities	$3,050	$1,934

NOTE 11 – OPERATING LEASES AND COMMITMENTS

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

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the year ended December 31, 2023, 2022 and 2021 respectively:

Operation lease right of Use Asset	In Thousands of US Dollars
	2023	2022	2021
Balances January 1	$158	384	422
Adjustments office lease	-	(4)	184
Accumulated amortization	(158)	(222)	(222)
Balances December 31	$-	$158	$384

The following table provides the changes in the Corporation’s operating lease liability for the year ended December 31, 2023, 2022 and 2021 respectively:

	In Thousands of US Dollars
Operating Lease Liabilities	2023	2022	2021
Balances as of January 1	$173	$391	426
Adjustment office lease	-	(4)	184
Repayments of lease liability	(176)	(229)	(238)
Interest expense	3	15	19
Balances as of December 31	$-	$173	$391
Lease liability due within one year	$-	$173	$228
Lease Liability long Term	-	$-	$163

The total future commitment payment amounts for 2022 and 2021 were $175,910 and $409,279, respectively, compared to the outstanding lease liability of $172,942 and $391,459 as of December 31, 2022, and 2021, respectively. The difference is due to the borrowing rate discount.

NOTE 12 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2023, 2022 and 2021 were as follows

In Thousands of US Dollars and shares
Description	2023	2022	2021
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	93,540	90,515	85,546
Dollars	$173,816	$171,671	$165,061

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

Common Stock

On August 9, 2023, the company entered into an agreement with an investor in a private placement of US $2.0 million for 2 million shares at a combined purchase price of $1.00 per share with 500,000 warrants. The investor warrants have an excise price of $2.00 per share, are immediately excisable and will expire 6 years from the effective date. The investment comes from James Robinson, a long-term shareholder of Nymox and a distinguished member of the Board of Directors of the Company. The funds will be used for general corporate purposes.

On January 1, 2023, issued 750,000 to Paul Averback as compensation earned and recorded in 2022, but issued in 2023.

On March 13, 2023, issued 100,000 shares to C. Riley for compensation valued at $35,000

On August 9, 2023 issued 1,000,000 shares to J. Robinson for the Notes payable converted, the amount of the Notes payable being $1,000,000, and another 1,000,000 for stock subscription price of $1 per share

On November 21, 2023, the company announced it has entered into a definitive agreement with an investor in a private placement of 175,000 shares of common stock at a purchase price of $1.00 per share for gross proceeds of approximately $175,000 before deducting fees and other estimated offering expenses.

The private placement was completed on December 5, 2023, and the company raised $150,000 after deducting fees and other offering expense.

NOTE 13 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares that may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2023, 8,650,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2023, 2022 and 2021 and for options outstanding and exercisable as of December 31, 2023, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding January 1, 2021	6,500,000	$1.81	4.87
Expired	(200,000)	1.81	-
Granted	128,000	1.77	9.48
Outstanding December 31, 2021	6,428,000	$1.81	3.86

Expired	(20,000)	3.43	-
Cancelled	(468,000)	2.03	-
Granted	140,000	0.49	9.94
Outstanding December 31, 2022	6,080,000	$1.76	2.92
Expired	-	-	-
Cancelled	(580,000)	1.33	-
Granted	850,000	0.79	9.93
Outstanding December 31, 2023	6,350,000	$1.67	2.65
Options exercisable	5,600,000	$1.78	1.69

The fair value of the options granted during the years ended December 31, 2023, 2022 and 2021, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2023		2022		2021
Share price	$1.30~0.40		$1.30~0.40		$1.75~1.83
Exercise price	$0.30		$0.38~3.43		$1.75~1.83
Risk-free interest rate	2.93~3.57%		2.93~3.57%			1.60%~1.64%
Expected volatility	116.39~119.84%		116.39~119.84%			107.05%~107.47%
Expected option life in years	10.0	Yrs	10.0	Yrs	10.	Yrs
Expected dividend yield	-		-		-

The weighted average grant-date fair value of options granted during the year ended December 31, 2023, and 2022 was $ 0.37 and $0.37 per option respectively. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never had paid any dividends.

NOTE 14 - SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $86,749 in 2022.  After the corporation raised gross proceeds of approximately $6,400,000 before deducting fees and other offering expenses in March, 2022. Dr. Averback received a total of $660,000 compensation by December 31, 2022, as reward for his service. Although the employment agreement expired, the Company continued to retain Dr. Averback for his services, and have operated under an implied contract month-to-month, and a new agreement will be established.  Dr.Averback received total $157,000 compensation by December 31, 2023 as a bonus, and 3 Million restricted shares are owed to Dr. Averback in compensation for 2023 pursuant to the implied contract, at a value of $1,754,513, and Dr. Averback is owed 1.5 Million restricted shares as back pay, at a value of $1,455,000.  The value of these shares totals $3,209,513, in which $2,053,869 was attributable to G&A, and $1,155,644 was attributable to R&D.

The stock and stock option-based compensation expense to the directors and employees are disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021, as follows:

In Thousands of US Dollars
Functional Expense Category	2023	2022	2021
General and administrative expense	$2,126	$417	$2,124
Research and development expense	1,231	175	479
Total	$3,357	$592	$2,603

NOTE 15 - WARRANTS

In the first quarter of 2022, the Corporation issued 3,878,789 investor warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five year term. In addition, the Company issued Placement Agent (or its assigns) warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share, The Placement Agent Warrants are immediately exercisable and will expire on the five-year anniversary of the Effective Date.  The warrants were recorded as part of additional paid in capital at a total of $1,741,475.

In the third quarter of 2023, the Corporation issued 500,000 investor warrants in connection with one private placement.  Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five-year term.  In the fourth quarter of 2023, the Corporation issued 75,000 investor warrants in connection with one private placement.  Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $1.50 with a five-year term.

A detail of warrant activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 1-Jan-21	2,500,000	$8.00	3.04
Exercised	-	-	-
Granted	2,018,348	2.50	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-21	4,518,348	$5.54	3.07
Exercised	-	-	-
Granted	4,072,728	2.00	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-22	8,591,076	$3.86	3.67
Exercised	-	-	-
Granted	575,000	2.00	5.05
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-23	9,166,076	$3.74	2.82

NOTE 16 - INCOME TAXES

The Corporation was re-domiciled to the Bahamas in 2015. The substantial portion of our operations are generated out of our executive offices in the Bahamas which has no corporate income taxes. We do not have operations subject to income tax in the United States of America.

The effect of the re-domiciliation from Canada to the Bahamas resulted in the expiration of several tax attributes relative to our prior operations in Canada including Canadian research tax credit carry forwards and Canadian loss carry forwards. Canadian research tax credit carry-forwards and Canadian loss carry-forwards expired upon determination of the re-domiciliation by the Canadian federal government amount to $1,686,270 and $55,850,632, respectively.

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2023, 2022 and 2021.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2023	2022	2021
Net loss for the year, before income taxes	$(8,844)	$(6,576)	$(12,537)
Net loss attributable to the Bahamas	(7,379)	(5,914)	(11,781)
Net loss attributable the United States	(566)	(662)	(756)
Domestic tax rate applicable to the Corporation	21%	21%	21%
Income taxes at domestic tax statutory rate	(119)	(139)	(159)
Change in valuation allowance	119	139	159
Deferred tax provision (recovery)	$-	$-	$-

As of December 31, 2023, 2022 and 2021, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2023	2022	2021
Tax loss carry forward	$1,984	$1,433	$1,404
Patents capitalized and amortized for tax purposes	-	-	-
Unrecognized deferred tax assets	$1,984	$1,433	$1.404

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carry-forwards for US Federal income tax purposes is USD$7,946,531, and can be used against future profits indefinitely to a maximum of 80% of annual taxable income, if the corporation is successful in commercializing out products.

NOTE 17 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2023	2022	2021
Issued common shares at January 1	90,515	85,546	77,961
Effect of shares issued	1,172	3,837	4,015
Weighted average number of common shares outstanding at December 31	91,687	89,383	81,976

 Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.  For the year ending Dec. 31, 2023, the net loss was $8,844 resulting in a loss $0.10 per share, and the total number of shares that would have been issued upon exercise of options and warrants, and that were in the money, was 20,000.

NOTE 18 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURES

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NOTE 19 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs for the years ended December 31, 2023, 2022 and 2021, are detailed below:

In Thousands of US Dollars
Description	2023	2022	2021
Interest income	$6	$1	$8
Net foreign exchange gain(loss)	1	5	(2)
Finance income	7	6	6
Financial costs (Interest and bank charges)	(58)	(28)	(20)
Operating lease interest expense	(3)	(15)	(19)
Total finance income and costs	$(54)	$(37)	$(33)

NOTE 20 - SEGMENT DISCLOSURES

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2023	$-	$-	$-
2022	$-	$-	$-
2021	$-	$-	$-
Property and equipment
December 31, 2023	$2	$-	$-
December 31, 2022	$5	$5	$-
December 31, 2021	$10	$12	$-

Revenues are attributed to geographic locations based on location of customers. Property and equipment is attributed to geographic locations based on its physical location.

NOTE 21 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2023	2022	2021
Customer A	$-	$-	$-
Customer B	$-	$-	$-
Customer C	$-	$-	$-

NOTE 22- RELATED PARTY TRANSACTIONS

Our transactions with related parties involve compensation arrangements for our officers and directors, including current compensation, share-based compensation, and compensation under optionsWe also paid service fees to two corporations controlled by two of our officers

1.	Shares sold to Related Parties (See Notes 9 and 12 above)	$1,000,000
2.	Notes payable to related party converted to shares (See Notes 9 and 12 above)	1,000,000
3.	Compensation to officers (Value of 3 million shares owed to Paul Averback in 2023 was $1,754,513, and the value of 1.5 million shares owed to Paul Averback for back pay was $1,455,000, in which $2,053,869 was attributable to G&A, and $1,155,644 was attributable to R&D. The value of 100,000 shares to a former executive was $72,096, attributable to G&A, totalling $3,282,409)	3,282,409
	Total Transactions for year	$5,282,409

Executive officers and directors participate in the Corporation’s stock option plan. Executive officers are covered under the Corporation’s health plan.

 Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2023	2022	2021
Salary and Compensation	$157	$660	$750
Short-term employee benefits	2	14	14
Stock-based compensation	3,357	412	2,227
Total	$3,516	$1,086	$2,991

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were nil  for the years ended December 31, 2023, 2022 and 2021, respectively.

The former Chief Financial Officer received salary compensation as an individual in the amount of $62,500 for the year ended December 31, 2023. We also made payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $46,066 for the year ended December 31, 2023.

The former Corporate Legal Counsel received no salary compensation as an individual and received no deferred or incentive compensation. We made payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $141,717, $496,450 and $435,289 for the years ended December 31, 2023, 2022 and 2021, respectively.

On April 17, 2023, we signed a short-term loan agreement with the company’s director, James G, Robinson. The principal amount of the loan is $1,000,000 of which $500,000 was received on April 25, 2023, $250,000 was received on June 5, 2023 and $250,000 was received on July 3, 2023.  The Loan was paid off and settled in full on August 28, 2023. This Loan Agreement is re-issued as the “October 2, 2023 Loan Agreement” with the company’s director, James G, Robinson. The company received the first loan payment of $500,000 on October 11, 2023 and the second loan payment of $250,000 on October 31, 2023 per the agreement.  The principal of the original loan in the amount of $1,000,000 was converted into 1,000,000 shares of stock.

The above honorariums payment to directors and professional service fee paid to officers’ related party are part of the company’s G&A expense.

NOTE 23 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation, depreciation and lease amortization expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2023	2022	2021
Research and Development Program	$-	$-	$-
Alzheimer’s Disease: Therapeutics	-	-	4
Anti-Infectives	-	-	-
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	2,763	3,370	5,944
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	-	-	1
Total	$2,763	$3,370	$5,949

 NOTE 24 - PERSONNEL EXPENSES

A detailed analysis of employee personnel related expenses for the years ended December 31, 2023, 2022 and 2021 is provided below:

In Thousands of US Dollars
Description	2023	2022	2021
Salaries and compensation	$585	$1,100	$1,419
Employer contributions	38	43	49
Short-term employee benefits	7	9	70
Stock-based compensation	3,357	412	2,227
Total	$3,987	$1,564	$3,765

NOTE 25 - CAPITAL DISCLOSURES AND FINANCIAL RISK

Approximately 97%, 97% and 97% of expenses that occurred during the years ended December 31, 2023, 2022 and 2021, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2023, 2022 or 2021.

NOTE 26 - FOREIGN EXCHANGE RISK

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2023 by approximately $9,957, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2023, 2022 and 2021 are trade accounts receivable of $0, for the three years. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2023, 2022 or 2021.

At December 31, 2023, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, and other receivables.

NOTE 28 - INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2023, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Accounts payable and accrued liabilities
December 31, 2023	$3,050	$3,050	$-
December 31, 2022	$2,107	$2,107	$-

NOTE 30 – COMMITMENTS AND CONTINGENCIES

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not have any pending legal or administrative proceeding to which the Company is a party that will have a material effect on its business or financial condition.

Currently the Canadian Revenue Authorities (“CRA”) is asserting that the Company owes additional taxes for the domicile move from Canada to the Bahamas.  The Company disputes this allegation and is currently contesting the matter with the CRA.  No resolution has been reached as of today’s date.

NOTE 31 - SUBSEQUENT EVENTS

On March 21, 2024, the Supreme Court of the Bahamas issued an Order “Notice of Withdrawal and Discontinuance,” terminating the proceedings brought by a small group of shareholders and former corporate executives and directors.   As a result of the Claimants’ withdrawal, the Court also issued an “Order” ordering the Claimants to pay the Company the costs for the entire Action, and damages caused to the Company.  Determination of costs and damages is pending.

The remaining $250,000 on the promissory note for $1,000,000 the was signed on October 23, 2023, was received on January 15, 2024.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares traded on the NASDAQ Stock Market until July 7, 2023, and since then on the Over The Counter (OTC) Pink Sheets. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market and the OTC Markets during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2019	$2.75	$1.32
2020	$4.79	$1.66
2021	$3.50	$0.94
2022	$2.10	$0.18
2023	$1.28	$0.12

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2022	1st Quarter	$2.10	$1.17
	2nd Quarter	$1.49	$0.35
	3rd Quarter	$0.66	$0.18
	4th Quarter	$0.74	$0.27

2023	1st Quarter	$0.53	$0.32
	2nd Quarter	$0.50	$0.17
	3rd Quarter	$1.15	$0.12
	4th Quarter	$1.28	$0.42

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2023	$1.20	$0.47
November, 2023	$1.28	$0.79
December, 2023	$0.99	$0.42
January, 2024	$0.62	$0.27
February, 2024	$0.54	$0.29
March, 2024	$0.55	$0.30
April 11, 2024	$0.38	$0.31

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the three years ended July 29, 2024.

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

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of common shares of Nymox, unless the common shares of Nymox are “taxable Canadian property” to the Non-resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Generally, the common shares of Nymox will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the common shares of Nymox are listed at that time on a designated stock exchange (which includes the NASDAQ and the OTC Markets), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Nymox, and (ii) more than 50% of the fair market value of the common shares of Nymox was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares of Nymox could be deemed to be taxable Canadian property NonResident Holders whose common shares of Nymox may constitute taxable Canadian property should consult their own tax advisors.

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

On April 17, 2023, we signed a short-term loan agreement with the company’s director, James G, Robinson. The principal amount of the loan is $1,000,000 of which $500,000 was received on April 25, 2023, $250,000 was received on June 5, 2023 and $250,000 was received on July 3, 2023.  The Loan was paid off and settled in full on August 28, 2023. This Loan Agreement is re-issued as the “October 2, 2023 Loan Agreement” with the company’s director, James G, Robinson. The company received the first loan payment of $500,000 on October 11, 2023 and the second loan payment of $250,000 on October 31, 2023 per the agreement.

On August 9, 2023, the company entered into an agreement with an investor in a private placement of US $2.0 million for 2 million shares at a combined purchase price of $1.00 per share with 500,000 warrants. The investor warrants have an excise price of $2.00 per share, are immediately excisable and will expire 6 years from the effective date. The investment comes from James Robinson, a long-term shareholder of Nymox and a distinguished member of the Board of Directors of the Company. The funds will be used for general corporate purposes.

The private placement was completed on August 29, 2023, and the company raised $2,000,000

On November 21, 2023, the company announced it has entered into a definitive agreement with an investor in a private placement of 175,000 shares of common stock at a purchase price of $1.00 per share for gross proceeds of approximately $175,000 before deducting fees and other estimated offering expenses.

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

Approximately 97% of expenses that occurred during the year ended December 31, 2023 (2022 - 97%; 2021 - 97%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2023, 2022 or 2021.

The following table provides significant items exposed to foreign exchange:

	December 31,	December 31,	December 31,
CA$	2023	2022	2021
Cash	$29,868	$158,336	$84,856
Trade accounts receivable and other receivables	14,112	14,202	17,361
Trade accounts payable and accrued liabilities	(294,419)	(284,109)	(173,244)
Total	$(250,439)	$(111,571)	$(71,027)

The following exchange rates were applied for the years ended December 31, 2023, 2022 and 2021:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2023	1.3497	1.3226
US$ - CA$ - December 31, 2022	1.3013	1.3544
US$ - CA$ - December 31, 2021	1.2535	1.2678

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2023 by approximately $9,957, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $0 (December 31, 2022 - $0), all of which were aged under 45 days. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2023, nor for the year ended December 31, 2022.

At December 31, 2023, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2023, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2023	$3,799,812	$3,799,812	$-
December 31, 2022	$2,106,901	$2,106,901	$-
December 31, 2021	$1,948,812	$1,557,353	$391,459

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Corporation’s audit committee and management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2023 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 312023, using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In our assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, we determined that control deficiencies existed that constituted material weaknesses, as described below:

•	Lack of documented policies and procedures.

•	Given our officers' high degree of involvement in our day-to-day operations, there is a risk of management override.

•	There is no effective separation of duties, which includes monitoring controls, between the members of management.

Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. As a result, we have not been able to take steps to improve our internal controls over financial reporting during the year ended December 31, 2023. However, to the extent possible, we will implement procedures to ensure that the initiation of transactions, the custody of assets, and the recording of transactions will be performed by separate individuals. Management is currently evaluating what steps can be taken to address these material weaknesses.

Accordingly, we concluded that these control deficiencies resulted in a reasonable possibility that our internal controls would not prevent or detect a material misstatement of the annual or interim financial statements on a timely basis.

As a result of the material weaknesses described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023, based on criteria established in the Internal Control-Integrated Framework issued by COSO.

In light of these significant deficiencies, we performed additional analyses and procedures to conclude that our consolidated financial statements for the year ended December 31, 2023, included in this Annual Report on Form 20-F, were fairly stated in accordance with IFRS. Accordingly, management believes that despite our significant deficiency, our consolidated financial statements for the year ended December 31, 2023, are fairly stated, in all material respects, in accordance with IFRS.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit a smaller reporting company to provide only management’s report in its annual report.

(c) Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting materially.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that James G. Robinson, the Chairman of our Audit Committee, is an audit committee financial expert and independent director.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is M&K CPAS, PLLC.

Fees and Services

For the years ended December 31, 2023, 2022 and 2021 audited by TPS Thayer, for professional services, the following fees:

Description	US 2023	US 2022	US 2021

Audit fees	$79,500	$140,069	$172,000
Audit related fees	-	-	5,000
Tax fees	8,000	8,000	8,000
All other fees	-	-	-
Total	$87,500	$148,069	$185,000

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

All Other Fees – there were no other professional services rendered during the years ended December 31, 2023, 2022 and 2021.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by M&K CPAS, PLLC. These services may include audit services only. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. M&K CPAS, PLLC, and our management report to the Audit Committee regarding the extent of services actually provided by the applicable pre-approval and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed in the table above.

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

Effective October 13, 2020, the Company engaged TPS Thayer, LLC Certified Public Accountants (“TPS”) as the Company’s new independent registered public accounting firm. Effective February 21, 2024, the Company dismissed TPS Thayer, LLC Certified Public Accountants, and engaged M&K CPAS, PLLC as the Company’s new independent registered public accounting firm.  Since that date, the Company has not consulted with M&K CPAS, PLLC regarding any of the following:

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

ITEM 16G. CORPORATE GOVERNANCE

The Corporation is listed on the over-the-Counter Markets and complies with all the over-the-Counter Markets corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

 Not applicable.

ITEM16L.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

  Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted Insider Trading Policies governing the purchase, sale, and other dispositions of our securities by our directors, corporate auditors, executive officers, employees, and our agents that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and the Bahamas, A copy of our Insider Trading Policies is found in our Code of Conduct, attached as Exhibit 11 to this Annual Report.

ITEM 16K. CYBERSECURITY

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents, and management regularly assesses risks from cybersecurity and technology threats and monitors our information systems for potential vulnerabilities and have integrated cybersecurity risk management into our broader risk management framework.

We did not identify any cybersecurity incidents during the year ended December 31, 2023 that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

We acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remains. For additional information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Industry—Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.”

Our board of directors has overall responsibility for the oversight of risk management, which includes cybersecurity risks. Members of the board of directors receive updates on a regular basis regarding matters of risk management, including cybersecurity, as applicable.

ITEM 17. FINANCIAL STATEMENTS

 Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2023, 2022 and 2021 are included in Item 8 of this report and are incorporated by reference in this item.

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

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: August 29, 2024	/s/ Paul Averback
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

