Form 20-F
period 2024-12-31
NYMOX PHARMACEUTICAL CORP
filed 2025-06-03
CIK 1018735

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

☐     Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒     Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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

Contact person: Paul Averback

Tel. 800-936-9669, e-mail: info@nymox.com, fax: 514-332-2227

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock	Over The Counter QB (OTCQB)

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

[94,540,140] shares as of December 31, 2024

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by M&K CPAS, PLLC, of The Woodlands, in the United States as of December 31, 2024 and December 31, 2023, and by TPS Thayer Company, LLC of Houston, Texas in the United States as of December 31, 2022, 2021, and 2020, and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2024		2023	2022	2021	2020
Total Assets		$653,752	$626,540	$1,625,332	$1,442,843	$4,343,577
Share Capital		$173,875,708	$173,816,208	$172,259,458	$165,061,049	$151,722,076
Total Equity		$(6,775,144)	$(3,173,274)	$(481,570)	$(505,968)	$2,145,311
Sales	$		$-	$-	$-	$5,350
Total Revenues (including sales)		$-	$-	$-	$-	$5,350
Loss from operating activities		$(4,283,129)	$(8,351,234)	$(6,651,641)	$(12,504,248)	$(11,719,323)
Net Loss		$(4,491,797)	$(8,844,758)	$(6,575,922)	$(12,537,622)	$(11,737,761)
Loss per Share (basic & diluted)		$(0.05)	$(0.10)	$(0.07)	$(0.15)	$(0.16)
Weighted Avg. No. of Common Shares		93,671,288	91,687,400	89,382,603	81,976,321	73,823,141

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

We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products our Therapeutic Products in Development, Such as Fexapotide Triflutate (NX-1207),

Products requiring regulatory approval, such as Fexapotide Triflutate (NX-1207), will be approved for commercial sale only if governmental regulatory authorities are satisfied that our clinical trials are properly designed and conducted and that the results of those trials provide valid and acceptable evidence that the product is safe and effective for the conditions or diseases it is intended to treat. We do not know whether our already collected clinical trial results on a stand-alone basis and/or in combination with any future clinical trial results will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes and failure can occur at any stage of testing. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates. On November 2, 2014, following the completion of data verification and auditing procedures, top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation has continued its efforts to work on the development program.  In early December, 2022, the Corporation filed a Marketing Authorization Application (MAA) with the Denmark authorities, and it was validated and accepted for review on February 13, 2023.  On July 16, 2024, Nymox announced that its MAA submission to the Danish Medicines Agency (DKMA) has run out of time and in order to continue will be required to extend the MAA application to DKMA by re-submission with a new fee required.  On September 25, 2023, the Corporation filed a Marketing Authorization Application (MAA) with U.K. authorities, which was validated and accepted for review on October 26, 2023.  That application is currently under review.

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

On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 clinical trials had failed to meet their primary endpoints at the end of 12 months. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. Given the unforeseen positive placebo effect at 12 months, (at 12 months, the placebo was more effective in reducing symptoms of BPH than any of the approved oral medications on the market at that time), the Corporation continued assessing the long term effects of NX-1207 for BPH, consistent with the protocol in the approved studies.   On July 27, 2015 Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH have successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company filed MAAs in Denmark and the UK, and intends to meet with regulatory authorities in other jurisdictions around the world and in due course to proceed to file for approval where possible.  The Company’s MAA with the UK is still under consideration.

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

 We May Not Achieve Our Projected Development Goals in the Time Frames We Announce and Expect

We make public statements regarding the achievement of our milestones, such as the commencement and completion of clinical trials, regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, for instance, regulatory approval of NX-1207 for BPH, the price of our shares could decline.

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995.  We have never made a profit. We incurred a net loss of approximately $8.8 million in 2023, and $4.5 million in 2024. As of December 31, 2024, Nymox’s accumulated deficit was approximately $212.5 million and we have Negative cash flows from operations of $2,601,188 for the year ended December 31, 2024. As of December 31, 2024, we had negative working capital of $6,776,056.

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

We Will Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2024 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $74,553 and a negative working capital of $6,776,056 as of December 31, 2024. Cash flows used in operations during 2024 were $2,601,188.

Management believes that current cash balances as at December 31, 2024 and anticipated funds from product sales will not be sufficient to fund its planned business operations and research and development programs over the next 12 months. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

In the United States, our drugs in development will require final FDA approval before their sale or distribution. Such approval comes only at the end of a lengthy, expensive and often arduous process. As noted previously, the top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.  Accordingly, Nymox continued with its long-term extension prospective double-blind Phase 3 studies and on July 27, 2015, Nymox announced that the Company’s U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. The Company announced that Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA, and the Company continues to formulate a strategy to respond to this letter.  In December 2022, the Company submitted a Marketing Authorization Application with the Danish authorities that was validated and accepted for review on February 13, 2023.   On July 16, 2024, Nymox announced that its MAA submission to the Danish Medicines Agency (DKMA) has run out of time and in order to continue will be required to extend the MAA application to DKMA by re-submission with a new fee required.  On September 25, 2023, the Corporation filed a Marketing Authorization Application (MAA) with U.K. authorities that was validated and accepted for review on October 26, 2023. The MAA with the U,K. authorities is still under review, but we cannot predict with any certainty the outcome of this submission, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

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

While we believe that we have strong patent protection for our product development programs and we are in the process of extending that patent protection to cover more countries or new discoveries or products, we cannot assure you that additional patents covering new products or improvements will be issued or that any new or existing patents will be of commercial benefit or be valid and enforceable if challenged.

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

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies heavily on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 94,540,140 common shares of Nymox issued and outstanding as of April 30, 2025. In addition, 6,350,000 share options are outstanding, of which 5,712,500  are currently vested. Expiry dates for Nymox options range from 0.4 years to 9 years (see note 13 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares were traded on NASDAQ from Dec. 1, 1996 to July 9, 2023.  Shares traded on the Over the Counter (OTC), Pink Sheets until June, 2024, and then began trading on the Over the Counter QB (OCTQB®) Venture Market in December, 2024, where it has traded since then.  Nymox’s common shares were also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2024, Nymox has raised over $202 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

Organizational Structure

Nymox has one subsidiary -  a wholly-owned subsidiary named Nymox Corporation. Nymox Corporation opened an office in California (USA) in August, 2018. Nymox Corporation conducts some research and development as well as maintain all Quality Assurance activities for its product(s).  Nymox’s former office in Hasbrouck Heights, New Jersey has been vacated and the Corporation is no longer responsible for the lease of that space.

Nymox’s offices are located at:

Nymox Pharmaceutical Corporation

Bay & Deveaux Sts., Nassau, The Bahamas

Phone: (800) 936-9669 Fax: (514) 332-2227

Nymox’s registered agent in the United States is:

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY, 10011

Nymox’s subsidiary is located at:

Nymox Corporation

4 Park Plaza Ste 630

Irvine, CA 92614-2525

Business Overview

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its investigational drug as well as other therapeutic and diagnostic indications.  Nymox also has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease.

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

Products in Development:

NX-1207 for Enlarged Prostate (BPH)

We are developing treatments for BPH, using novel compounds. Our lead candidate NX-1207 successfully completed a multi-center, double-blind, placebo-controlled Phase 2 trial in September 2006. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. In March of 2022 the Company submitted a new drug application with the FDA.  On May 20, 2022 the Company received a Refusal to File Letter from the FDA.  In December 2022, the Company submitted a Marketing Authorization Application with the Danish authorities that was validated and accepted for review on February 13, 2023.   On July 16, 2024, Nymox announced that its MAA submission to the Danish Medicines Agency (DKMA) has run out of time and in order to continue will be required to extend the MAA application to DKMA by re-submission with a new fee required.  On September 25, 2023, the Corporation filed a Marketing Authorization Application (MAA) with U.K. authorities that was validated and accepted for review on October 26, 2023. The MAA with the U,K. authorities is still under review, but we cannot predict with any certainty the outcome of this submission, what further steps may be required or whether regulatory authorities will ultimately grant us such approval.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
2019	5,962
2020	7,167
2021	5,949
2022	3,370
2023	2,582
2024	2,822
Total	$103,918

Total research and development expenditures to date, excluding stock-based compensation, depreciation and amortization expenses, are $103,918,000.

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

We must also obtain approval for our drugs or diagnostic devices from the comparable regulatory authority in other countries before we can begin marketing our product in most countries. The approval procedure varies from country to country and can involve additional testing. The time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general each country has its own procedures and requirements, many of which are time-consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed.

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

The Corporation has issued U.S. patents and issued patents in other countries covering NX-1207 that relate to the composition of the compound, its formulation, and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product may be eligible for a patent term extension of up to five years or more depending on the jurisdiction. The Corporation does not license any material patents related to NX-1207 from any third parties.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2024, 2023 and 2022. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated April 28, 2025. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2024, we had an accumulated deficit of $212.5 million. However, our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2024 and anticipated funds from product sales are not sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2024 compared to 2023

Net losses were $4,491,797, or $0.05 per share, for the year ended December 31, 2024, compared to $ 8,844,758, or $0.10      per share, for the year ended December 31, 2023. Net loss includes stock and stock option compensation charges of $671,151 in 2024 and $2,458,912 in 2023.

Revenues

Revenues from sales of goods were nil for the year ended December 31, 2024 and 2023. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials and regulatory review and approval is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will significantly increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $3,280,532 for the year ended December 31, 2024, compared with $3,994,809 for the year ended December 31, 2023. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $370,214 for the year ended December 31, 2024 and $1,231,172 for the year ended December 31, 2023. For the year ended December 31, 2024, an increase of $ 346,072 in lab service expenditures, a decrease of $860,959 in stock based compensation, a decrease of $66,167 in professional fees and a decrease of $78,500 in director compensation contribute to the decrease of expenses compared to the same period in 2023.

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

Marketing Expenses

Marketing expenditures were nil for the year ended December 31, 2024 and 2023 respectively. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,002,596 for the year ended December 31, 2024, compared with $ 4,356,424 for the year ended December 31, 2023. General and administrative expenditures also include stock compensation charges of $ 300,938 for the year ended December 31, 2024 and $ 2,125,965 in the comparative period in 2023. The decrease of $3,353,828 in expenses for the year ended December 31, 2024 is primarily due to a decrease of $1,825,028 in stock based compensation, a decrease of $95,582 in shareholder relations, a decrease of $538,294 in professional fees and a decrease in loss on conversion of $440,000 compared to the same period in 2023. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs was $208,668 for the year ended December 31, 2024, compared with finance costs of $53,523 for the year ended December 31, 2023. The finance costs increase of $155,145 for the year ended December 31, 2024 is mainly attributable to an increase of $168,157 in finance charges offset with an increase of $10,042 in finance income.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2024 or 2023.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2023 compared to 2022

Net losses were $     8,844,758, or $0.10      per share, for the year ended December 31, 2023, compared to $6,575,922, or $0.07 per share, for the year ended December 31, 2022. Net loss includes stock and stock option compensation charges of $2,458,912 in 2023 and $592,769 in 2022.

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

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2024, cash and receivables totaled $101,000 compared with $81,000 and $1,413,000 at December 31, 2023 and 2022, respectively. Our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have continued during the period of year 2024.

Cash and cash equivalents amounted to $74,000, $70,000, and $1,403,000 as of December 31, 2024, 2023 and 2022, respectively.

We used cash in our operating activities in the amounts of $3 million, $4 million, and $5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2024, 2023 and 2022 is included in the footnotes to the financial statements.

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

Contractual Obligations

Effective from August 2021, we renewed a long-term lease commitment for our premises in California (United States) of $7,874 per month until July 2022 and of $8,512 per month until July 2023, and $8,187 per month until January 2025. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 years
Operating lease and rent for office space and equipment	$8,187	$8,187	$-	$-
Insurance premium installments	15,720	15,720
Total Contractual Obligations other than accounts payable and accrued liabilities	$23,907	$23,907	$-	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 75, President and Director since September 1995, Chairman since June of 2001, and Co-Chairman since 2024, is the founder of Nymox and the inventor of much of its initial technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease. He has practiced medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical literature.

Professor David Morse, Ph.D., 68, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Mr. James G. Robinson, 89, CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business, has been Co-Chairman of the Board since 2024. Under Robinson’s leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Mr. Patrick A. Doody, 62, Vice President and General Counsel has been a practicing attorney since 1992.  He obtained his Juris Doctor from George Mason School of Law in 1992, and a Bachelor of Science Degree in Chemical Engineering from Virginia Tech in 1986.  Mr. Doody has extensive experience in intellectual property matters, and has represented Nymox and its predecessor corporations since 1992.  Mr. Doody has published extensively in peer-reviewed legal journals, including 4 separate book chapters, and is currently Senior Counsel at Pillsbury Winthrop Shaw Pittman in McLean, Virginia.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2024 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2024 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, and its General Counsel.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans. Dr. Averback received 3,000,000 restricted shares on July, 2015 and received 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary  until July, 2022. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $11.4 million in fiscal 2015. The compensation cost was fully recognized as of December 31, 2022.  On May 14, 2015, the CEO was also granted 5,025,000 options.

Patrick Doody, Vice President and General Counsel received a total 1,000,000 in restricted stock in 2024.  The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2024 were James G. Robinson, and Dr. David Morse.

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

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2024 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2024 for the directors. One current director, Dr. Paul Averback, the President and CEO of the Corporation, is member of the senior management of the Corporation and does not receive any compensation for acting as a director until April, 2021. His compensation as Named Executive Officer is summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long-term incentive	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President	2024	-	-		-		-

Patrick Doody General Counsel	2024	100,000	1,000,000

Outstanding Incentive Plan Awards as of December 31, 2024: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$1.74	05/14/2025	$-
Dr. Paul Averback	100,000	100,000	0	1.00	12/04/2033
Patrick Doody	150,000	37,500	112,500	$0.25	07/04/2033	$-
Patrick Doody	350,000	350,000	0	1.00	12/4/2033	$-
Total	5,625,000	487,500	5,137,500			$-

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. From time to time the Corporation issue reward shares to directors for their service.

Summary Compensation Table: Directors

The following is a summary of independent director compensation for the year ended December 31, 2024:

Name	Fees Earned	Share-based awards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)

None.

Outstanding Incentive Plan Awards as of December 31, 2024: Directors and Officers

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
David Morse	125,000	-	125,000	$1.74	05/14/2025	$-
David Morse	20,000	-	20,000	$2.08	04/01/2029	$-
David Morse	30,000	-	30,000	1.75	05/11/2031	$-
David Morse	10,000	-	10,000	1.83	11/03/2031	-
David Morse	10,000	-	10,000	0.38	12/18/2032	-
David Morse	50,000	50,000	0	$1.00	12/4/2033	$-
James G. Robinson	100,000	-	100,000	$1.74	05/14/2025	$-
James G. Robinson	20,000	-	20,000	$2.08	04/01/2029	$-
James G. Robinson	30,000	-	30,000	1.75	05/11/2031	$-
James G. Robinson	10,000	-	10,000	1.83	11/03/2031	-
James G. Robinson	10,000	-	10,000	0.38	12/18/2032
James G. Robinson	100,000	100,000	0	1.00	12/04/2033
Dr. Russell Thomson	200,000	-	200,000	$2.86	12/31/2029	$-
	-	-				$-
Total	715,000	150,000	565,000			$-

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2024: Employees

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yy)	options
Lin Dodd	10,000		10,000	3.43	07/15/2032
Total	10,000		10,000			$-

The options may be exercised any time after six months vest period until the expiration date of the option.

Share Ownership

As of April 19, 2025, the number of shares beneficially owned or controlled by directors and senior officers of the Corporation were as follows:

Name	Shares Beneficially Owned and controlled	Percentage of shares Beneficially Owned and Controlled
Paul Averback, M.D. (1)	42,525,979	39.5%
Paul Averback, M.D., Trustee (2)	607,031	0.6%
James G. Robinson (3)	12,123,580	11.3%
Patrick A. Doody (4)	2,425,000	2.3%
David Morse, Ph.D.(5)	245,396	-
Total	57,926,986	53.8%

(1)	Represents 34,400,979 shares of common stock and 8,125,000 shares of common stock issuable upon the exercise of options held by Dr. Averback under the Company’s share option plan.

(2)	Represents 607,031 shares of common stock held by Paul Averback, M.D., Trustee.

(3)

Represents 6,702,065 shares of common stock, 4,270,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants. Mr. Robinson is a director of the Company.

(4)	Represents 1,000,000 shares of common stock, and 1,425,000 shares of common stock issuable upon the exercise of options held by Patrick Doody under the Company’s share option plan.

(5)	Represents 396 shares of common stock and 245,000 shares of common stock issuable upon the exercise of options held by Mr. Morse under the Company’s share option plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of April 19, 2025, the number of shares beneficially owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Shares Beneficially Owned and controlled	Percent of Shares Beneficially Owned and controlled
Dr. Paul Averback (1)	43,133,010	37.0%
James G. Robinson (2)	12,123,580	8.3%
All directors and officers as a group(3)	50,676,986	46.3%

(1)	Represents 35,008,010 shares of common stock and 8,125,000 shares of common stock issuable upon the exercise of options held by Dr. Averback under the Company’s share option plan.

(2)

Represents 6,702,065 shares of common stock, 4,270,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants.

(3)

Represents 42,710,471 shares of common stock , 14,065,000 shares of common stock issuable upon the exercise of options and 1,151,515 shares of common stock underlying the warrants held by all directors and officers.

The above shares beneficially owned shareholders have the same voting rights as all other shareholders. The percent of shares held by Dr. Paul Averback is 37.0% as of April 19, 2025.

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback, Mr. Robinson and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2024, 2023 and 2022. The Corporation also entered into a long-term employment agreement with its President.

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

On November 1, 2023, Nymox filed an action in the Superior Court of California, County of Orange (Case No. 30-2023-01358191-CU-BC-WJC) against Defendants Randall Lanham, M. Richard Cutler, Chris Riley, and Committee to Restore Nymox Share Value, seeking damages and injunctive relief arising from Defendants’ breaches of fiduciary duties, trade secret misappropriation, breach of contract, conversion, and violation of California Penal Code Section 496.  The Court granted Nymox’s requests for a temporary restraining order and issued a preliminary injunction ordering Defendants to return all company documents and to cease other injurious behavior.  Defendants have answered the Complaint.  Defendant Cutler attempted to file a counterclaim for $28,559.00 in unpaid legal fees.  However, the court rejected the counterclaim on procedural grounds.  The matter against Mr. Cutler has been settled.  Although other Defendants, at various times, have threatened to file counterclaims, none have done so.  Thus, at this time, there are no pending claims in this case against Nymox.  Discovery is ongoing.  The matter is set for trial in October 2025.

On or about May 30, 2024, Mr. Cutler filed a lawsuit in Harris County, Texas against Nymox Pharmaceutical Corporation seeking payment for past legal invoices, and containing many of the same allegations against Nymox as were made in the Bahamas Derivative Action filed against the Company on or about October 3, 2023 in the Supreme Court of The Bahamas (Claim No. 2023/COM/com/0057).  On August 19, 2024, Nymox entered into a settlement agreement with Mr. Cutler resolving the Texas matter, and resolving the California and Bahamas actions against Mr. Cutler.

Nymox also filed an action in the Superior Court of California, County of Orange against Ascella Health LLC on November 8, 2023, but dismissed that action and re-filed in Delaware on February 12, 2024.  The complaint was filed in the United States District Court for the District of Delaware (Case 1:24-cv-00189-UNA) alleging Misappropriation of Trade Secrets (State and Federal); breach of contract; aiding and abetting breach of fiduciary duty; and civil conspiracy.  Ascella filed a Motion to Dismiss Under Rule 12(b)(6) on March 7, 2024, and the Company filed its opposition to Ascella’s Motion to Dismiss on March 28, 2024.  Nymox dismissed the Action on March 7, 2025.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2024, 2023, and 2022 and for the years ended December 31, 2024, 2023, and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Nymox Pharmaceutical Corporation

Opinion on the Financial Statements

We have audited the consolidated financial statements of Nymox Pharmaceutical Corporation (the Company), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ deficit and consolidated statements of cash flows for the two years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. The financial statements of Nymox Pharmaceutical Corporation. as of December 31, 2022 were audited by other auditors whose report dated May 1, 2023 expressed an unqualified opinion on those statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nymox Pharmaceutical Corporation at December 31, 2024 and 2023, and the results of its operations and its cash flows for the two years then ended December 31, 2024 in accordance with International Financial Reporting Standards (IFRS).

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

June 3, 2025

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

/S/ TPS Thayer, LLC TPS Thayer, LLC - PCAOB ID 6706 We have served as the Company’s auditor from 2020 to 2022. Sugar Land, Texas May 1, 2023

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2024, 2023 and 2022

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2024		2023	2022
Revenues
Sales of goods	4	$		$-	$-
Total revenue				-	-

Cost of goods sold and operating Expenses
Cost of goods sold				-	-
Research and development	23		3,280	3,994	3,773
General and administrative			1,003	4,356	2,879
Total operating expenses			4,283	8,350	6,652

Loss from operations			(4,283)	(8,350)	(6,652)
Other income (expense)
Loss on conversion of debt				(440)
Other income			-	-	113
Finance income			17	7	6
Finance costs			(226)	(58)	(28)
Operating lease interest expense			-	(3)	(15)
Loss before income taxes			(4,492)	(8,844)	(6,576)
Income tax provision (recovery)	16		-	-	-
Net loss			$(4,492)	$(8,844)	$(6,576)
Attributable to:
Net loss attributable to Nymox shareholders			(4,492)	(8,844)	(6,576)
Basic and diluted loss per share			$(0.05)	$(0.10)	$(0.07)
Weighted average number of common shares outstanding	17		93,671	91,687	89,383

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2024 and 2023

(In Thousands of US Dollars and Thousands of Shares)

		2024	2023
ASSETS
Current assets
Cash	Notes	$74	$70
Other receivables		27	11
Security deposit		36	28
Prepaid assets		16	16
Bond Deposits	7	500	500
Total current assets		653	625
Non-current assets
Property and equipment	6	1	2
Operating lease right-of-use asset, net	11	-	-
Total assets		$654	$627

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	10	$4,143	$3,050
Advances, related Party	9	3,286	750
Operating lease liability due within one year	-	-	-
Total current liabilities		7,429	3,800
Total liabilities		7,429	3,800
Equity
Share capital – unlimited authorized shares at no par value 94,540 and 93,540 shares outstanding at December 31, 2024 and 2023, respectively	12	173,876	173,816
Share capital subscription receivable	10	-	-
Share capital payable		3,811	3,209
Additional paid-in capital	12 -15	28,012	27,784
Accumulated deficit		(212,474)	(207,982)
Total Stockholders’ equity (deficit)		(6,775)	(3,173)
Total liabilities and stockholders’ equity		$654	$627

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2024, 2023 and 2022

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	2024	2023	2022

Net loss	$(4,492)	$(8,844)	$(6,576)
Adjustments for:
Loss on debt conversion	-	440	-
Depreciation	1	11	12
Stock-based compensation	671	3,357	593
Inventory write off	-	-	34
Amortization and others	-	158	237
Changes in non-cash operating balances:
Other receivables	(16)	(1)	3
Prepaid expense			116
Bond Deposits	-	(500)
Security Deposit	(8)	-
Accounts payable and accrued liabilities	1,243	1,322	376
Net cash used in operating activities	(2,601)	(4,057)	(5,205)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment	-	(3)	-
Net cash flows used in investing activities	-	(3)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of share capital and warrants	-	1,150	6,007
Borrowings on debt	2,669	1,750
Repayment of operating lease and financing obligation	(64)	(173)	(229)
Net cash provided from financing activities	2,605	2,727	5,778
Net (decrease) increase in cash	4	(1,333)	573
CASH
Beginning of year	70	1,403	830
End of year	$74	$70	$1,403
SUPPLEMENTAL DISCLOSURE
Income taxes paid	$-	$-	$-
Interest paid	$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of note payable, related party, to equity	$-	$(1,000)	$-
Forgiveness of accrued and deferred salary	$-	$206	$-
Equity component of convertible note	$219	$-	$-
Exchange of accounts payable for notes payable	$150	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2024, 2023 and 2022

(In Thousands of US Dollars and Shares)

		Common Shares			Additional	Share
	Notes	No. of Shares	Amount	Subscription receivable	Paid-In Capital	Capital Payable	Accumulated Deficit	Total

December 31, 2021		85,546	$165,061	$(589)	$27,584	$-	$(192,562)	$(506)
Shares issuance for cash and subscriptions		3,984	4,245	589	(568)	-	-	4,266
Warrant issued			-	-	1,741	-	-	1,741
Stock-based compensation and service fee	14	985	2,365	-	(1,772)	-	-	593
Net loss		-	-	-	-		(6,576)	(6,576)
Balance, December 31, 2022		90,515	$171,671	$-	$26,985	$-	(199,138)	$(482)
Shares issuance for cash and subscriptions		1,175	1,150	-	-	-	-	1,150
Cancellation of accrued salary					206			206
Note Payable Converted into Shares		1,000	960		40			1,000
Warrant issued					440		-	440
Stock-based compensation and service fee	14	850	35	-	113	3,209	-	3,357
Net loss		-	-	-	-		(8,844)	(8,844)
Balance, December 31, 2023		93,540	$173,816	$-	$27,784	$3,209	(207,982)	$(3,173)
Shares issuance for cash and subscriptions		-	-	-	-			-
Warrant issued			-	-	-	-		-
Stock-based compensation and service fee	14	1,000	60	-	9	602		671
Equity component of convertible note	9				219			219
Net loss		-	-	-	-		(4,492)	(4,492)
Balance, December 31, 2024		94,540	$173,876	$-	$28,012	$3,811	$(212,474)	$(6,775)

The accompanying notes are on integral part of these consolidated financial statements.

  NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2024, 2023 and 2022

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

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on May 16, 2025.

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

Management believes that current cash balances as of December 31, 2024 will not be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

The company does not have any upfront payments, milestone payments or license revenue for the years ended December 31, 2024, 2023 and 2022.

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

NOTE 5 – NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

The following standards, amendments and improvements to the approved accounting standards would be effective from the dates mentioned below against the respective standard or interpretation:

Standard or Interpretation		IASB Effective Date (Annual periods beginning on or after)
IFRS 17	Insurance Contracts and Amendments	01 January 2023
IFRS 04	Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4)	01 January 2023
IFRS 17	Initial Application of IFRS 17 and IFRS 9 – Comparative Information (Amendments)	01 January 2023
IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments)	01 January 2023
IAS 08	Definition of Accounting Estimates (Amendments)	01 January 2023
IAS 01	Disclosure of Accounting Policies (Amendments to IAS 1 and Practice Statement 2)	01 January 2023
IAS 12	International Tax Reform – Pillar Two Model Rules (Amendments)	01 January 2023
IAS 01	Classification of Liabilities as Current or Non-Current (Amendments)	01 January 2024
IAS 01	Non-current Liabilities with Covenants (Amendments)	01 January 2024
IFRS 16	Lease Liability in a Sale and Leaseback (Amendments)	01 January 2024
IAS 7 and IFRS 7	Supplier Finance Arrangements (Amendments)	01 January 2024

The above standards and amendments are not expected to have any material impact on the Company’s unconsolidated financial statements in the period of initial application.

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2024, 2023 and 2022:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at January 1, 2022	$418	$59	$116	$593
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at December 31, 2022	418	$59	$116	$593
Additions	-	3	-	3
Disposals	-	-	-	-
Balance at December 31, 2023	418	$62	$116	$596
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at December 31, 2024	$418	$62	$116	$596

Accumulated depreciation
Balance at January1, 2022	418	48	105	$571
Depreciation for the year	-	5	7	12
Disposals	-	-	-	-
Balance at December 31, 2022	$418	$53	$112	$583
Depreciation for the year	-	7	4	11
Disposals	-	-	-	-
Balance at December 31, 2023	418	$60	$116	$594
Depreciation for the year	-	1	-	1
Disposals	-	-	-	-
Balance at December 31, 2024	$418	$61	$116	$595
Carrying amounts
At December 31, 2022	$-	$6	$4	$10
At December 31, 2023	$-	$2	$-	$2
At December 31, 2024	$-	$1	$-	$1

The depreciation expense of property and equipment amounts to $ 1,273, $10,744, and $11,784 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 7 – BOND DEPOSITS

Bond deposits of $500,000 as a current asset represent deposits to Lexington National Insurance Company for an indemnity bond, and will be paid back to the company upon a condition Nymox anticipates being satisfied.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. The patent and intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 on December 31, 2024, 2023, and 2022, are still the property of the Corporation. The patent and intellectual rights were fully amortized by year 2009.

NOTE 9 – ADVANCES RELATED PARTY

The Corporation received multiple short-term advances from Paul Averback, the company’s President and Chief Executive Officer. These advances were primarily used to cover payroll and other general short-term working capital requirements. All prior advances were repaid within the year, except for an outstanding balance of $15,000 from an advance received on April 15, 2024.

The Company has engaged in multiple funding arrangements with James G. Robinson, involving loans and equity issuances. These transactions, structured through various agreements and addenda, reflect an evolving financial relationship that has supported the Company’s ongoing operations. The financial transactions detailed below reflect the Company's funding arrangements with James G. Robinson.

On April 17, 2023, the Corporation entered into a short-term loan agreement with James G. Robinson for  $1,000,000 remitted in cash. This amount was later converted into stock under an agreement on August 28, 2023, resulting in the the issuance of 1,000,000 shares. Under the same August 28, 2023 agreement, an additional investment of $1,000,000 was made at $1.00 per share, leading to the issuance of another 1,000,000 shares, bringing the total issuance under this agreement to 2,000,000 shares.

On October 2, 2023, the Corporation entered into an extension to the April 17, 2023 loan, and the Corporation received $1,000,000 in three installments: $500,000 on October 11, 2023, $250,000 on October 31, 2023, and $250,000 on January 15, 2024. As of December 31, 2024, the accrued interest for this amount was $114,489.02.

On November 14, 2024, the Company entered into an Addendum to the October 2, 2023, Extension to the Loan Agreement dated April 17, 2023, extending the total loan amount to at least $3,000,000 and the term by 24 months, expiring on December 31, 2026. The term can be automatically extended by an additional 24 months unless refused by either party. The increased loan amount covered funds received from James G. Robinson throughout the year. On February 28, 2024, the Corporation received $410,000. Additional funds were received in subsequent quarters, beginning with $40,000 on April 19, followed by $228,239 on May 3 and $300,000 on June 7. In the third quarter, the Corporation received $205,513 on July 2, $100,000 on July 31, $150,000 on August 23, and $157,000 on September 18. Further remittances in the fourth quarter included $300,000 on October 10, $200,000 on November 11, $100,000 on December 10, and $150,000 on December 18. As of December 31, 2024, total borrowings under the Addendum amounted to $2,340,752, with accrued interest of $104,286. Thus, the total amount of the loan from James G. Robinson as of December 31, 2024, is $3,340,752, and the total accrued interest was $218,774.93.

Within the same November 14, 2024 Addendum, the Corporation provided Mr. Robinson with an option to convert the Amount due plus interest, upon notification to Nymox, into common shares at a purchase price of $0.30 (30 cents) per share, the option to be exercisable up to and until December 31, 2026.

Under IFRS (IAS 32 & IFRS 9), the convertible note has been bifurcated into separate loan and equity components, recognizing the economic substance of the conversion feature. The liability component has been measured based on the present value of future cash flows, discounted using an appropriate market interest rate for similar debt instruments without a conversion option. The equity component, representing the residual value attributed to the conversion right, has been determined to be $218,774 and recorded separately within shareholders’ equity.

Additionally, the Corporation received from Mr. Robinson $149,586 in advances for legal expenses during the year.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2024 and 2023 consisted of the following:

(In Thousands of US Dollars)
Description	2024	2023
Accounts payable	$4,115	$3,023
Accrued liabilities:
Payroll related liabilities	23	22
Other accrued liabilities	5	5
Total accounts payable and accrued liabilities	$4,143	$3,050

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

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the year ended December 31, 2024, 2023 and 2022 respectively:

Operation lease right of Use Asset	In Thousands of US Dollars
	2024	2023	2022
Balances January 1	$-	158	384
Adjustments office lease	-	-	(4)
Accumulated amortization	-	(158)	(222)
Balances December 31	$-	$-	$158

The following table provides the changes in the Corporation’s operating lease liability for the year ended December 31, 2024, 2023 and 2022 respectively:

	In Thousands of US Dollars
Operating Lease Liabilities	2024	2023	2022
Balances as of January 1	$-	$173	391
Adjustment office lease	-	-	(4)
Repayments of lease liability	-	(176)	(229)
Interest expense	-	3	15
Balances as of December 31	$-	$-	$173
Lease liability due within one year	$-	$-	$173
Lease Liability long Term	-	$-	$-

The total future commitment payment amounts for 2023 and 2022 were $0 and $175,910, respectively, compared to the outstanding lease liability of $0 and $172,942 as of December 31, 2023, and 2022, respectively. The difference is due to the borrowing rate discount.

NOTE 12 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2024, 2023 and 2022 were as follows:

In Thousands of US Dollars and shares
Description	2024	2023	2022
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	94,540	93,540	90,515
Dollars	$173,876	$173,816	$171,671

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

Common Stock

On November 14, 2024, the Board awarded 1,000,000 shares of restricted stock to Patrick Doody for his support of the Company.

NOTE 13 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares that may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2024, 6,350,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2024, 2023 and 2022 and for options outstanding and exercisable as of December 31, 2024, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding January 1, 2022	6,428,000	$1.81	3.86
Expired	(20,000)	3.43	-
Cancelled	(468,000)	2.03	-
Granted	140,000	0.49	9.94
Outstanding December 31, 2022	6,080,000	$1.76	2.92
Expired	-	-	-
Cancelled	(580,000)	1.33	-
Granted	850,000	0.79	9.93
Outstanding December 31, 2023	6,350,000	$1.67	2.65
Expired	-	-	-
Cancelled	-	-	-
Granted	-	-	-
Outstanding December 31, 2024	6,350,000	$1.67	1.65
Options exercisable	5,712,500	$1.75	0.84

The fair value of the options granted during the years ended December 31, 2024, 2023 and 2022, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2024		2023		2022
Share price	$-		$1.30~0.40		$1.30~0.40
Exercise price	$-		$0.30		$0.38~3.43
Risk-free interest rate	-%		2.93~3.57%			2.93~3.57%
Expected volatility	-%		116.39~119.84%			116.39~119.84%
Expected option life in years	-	Yrs	10.0	Yrs	10.	Yrs
Expected dividend yield	-		-		-

There were no stock options granted during the year ended December 31, 2024. The weighted average grant-date fair value of options granted during the year ended December 31, 2023 was $0.37 per option. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never paid any dividends.

NOTE 14 - SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $86,749 in 2022.  After the corporation raised gross proceeds of approximately $6,400,000 before deducting fees and other offering expenses in March, 2022, Dr. Averback received a total of $660,000 in compensation by December 31, 2022, as reward for his service. Although the employment agreement expired, the Company continued to retain Dr. Averback for his services, and have operated under an implied contract month-to-month, and a new agreement will be established.  7.5 Million restricted shares are owed to Dr. Averback in compensation back pay pursuant to the implied contract, at a value of $3,811,388.   Of these shares’ total value of $3,811,388, $2,354,807 was attributable to G&A, and $1,456,581 was attributable to R&D.

The stock and stock option-based compensation expense to the directors and employees are disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, as follows:

In Thousands of US Dollars
Functional Expense Category	2024	2023	2022
General and administrative expense	$301	$2,126	$417
Research and development expense	370	1,231	175
Total	$671	$3,357	$592

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

A detail of warrant activity for the years ended December 31, 2024, 2023 and 2022 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 1-Jan-22	4,518,348	$5.54	3.07
Exercised	-	-	-
Granted	4,072,728	2.00	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-22	8,591,076	$3.86	3.67
Exercised	-	-	-
Granted	575,000	2.00	5.05
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-23	9,166,076	$3.74	2.82
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-24	9,166,076	$3.74	1.82

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

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2024, 2023 and 2022.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2024	2023	2022
Net loss for the year, before income taxes	$(4,492)	$(8,844)	$(6,576)
Net loss attributable to the Bahamas	(4,065)	(7,379)	(5,914)
Net loss attributable the United States	(427)	(566)	(662)
Domestic tax rate applicable to the Corporation	21%	21%	21%
Income taxes at domestic tax statutory rate	(90)	(119)	(139)
Change in valuation allowance	90	119	139
Deferred tax provision (recovery)	$-	$-	$-

As of December 31, 2024, 2023 and 2022, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2024	2023	2022
Tax loss carry forward	$2,411	$1,984	$1,433
Patents capitalized and amortized for tax purposes	-	-	-
Unrecognized deferred tax assets	$2,411	$1,984	$1,433

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carry-forwards for US Federal income tax purposes is USD$4,491,797 and can be used against future profits indefinitely to a maximum of 80% of annual taxable income, if the corporation is successful in commercializing out products.

NOTE 17 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2024	2023	2022
Issued common shares at January 1	91,687	90,515	85,546
Effect of shares issued	1,984	1,172	3,837
Weighted average number of common shares outstanding at December 31	93,671	91,687	89,383

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.  For the year ending Dec. 31, 2024, the net loss was $4,491,797 resulting in a loss of $0.05 per share, and the total number of shares that would have been issued upon exercise of options and warrants, and that were in the money, was zero.

NOTE 18 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURES

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NOTE 19 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs for the years ended December 31, 2024, 2023 and 2022, are detailed below:

In Thousands of US Dollars
Description	2024	2023	2022
Interest income	$2	$6	$1
Net foreign exchange gain(loss)	15	1	5
Finance income	17	7	6
Financial costs (Interest and bank charges)	(226)	(58)	(28)
Operating lease interest expense	-	(3)	(15)
Total finance income and costs	$(209)	$(54)	$(37)

NOTE 20 - SEGMENT DISCLOSURES

The Company operates in one reportable segment, focused on the research and development of products for the aging population. This segment is identified based on how the Company’s chief operating decision maker (CODM) reviews performance and allocates resources.

The financial results of the Company’s single segment are measured based on: research and development (R&D) expenses, including personnel costs, clinical trials, and regulatory filings; grant funding and partnership revenue, when applicable; general and administrative cost, which support operational infrastructure; finance costs, including loan interest and transaction fees.

As per IFRS 8 guidance and the July 2024 IFRIC agenda decision, the Company discloses material income and expense items that contribute to the assessment of segment performance, even if they are not separately reviewed by the CODM.

In compliance with IFRS 8, paragraph 23, the following material financial components, which are included in the Company’s measure of segment profit or loss, are disclosed:

In Thousands of US Dollars
Segment Item	Amount	Reviewed by CODM?
Research and development costs	3,280	Yes
General and Administrative costs	1,003	Yes
Finance Costs	226	Yes

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2024	$-	$-	$-
2023	$-	$-	$-
2022	$-	$-	$-
Property and equipment
December 31, 2024	$1	$-	$-
December 31, 2023	$2	$-	$-
December 31, 2022	$5	$5	$-

The Corporation reports revenues based on the location of customers. As of December 31, 2024, no recognized revenue was attributable to Canada, the United States, or Europe, as the Corporation remains in the research and development phase without commercialized product sales.

Property and equipment are attributed to geographic locations based on their physical location. As of December 31, 2024, the Corporation held a minimal asset base, primarily consisting of research-related equipment in Canada. No significant property and equipment were located in the United States or Europe.

NOTE 21 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2024	2023	2022
Customer A	$-	$-	$-
Customer B	$-	$-	$-
Customer C	$-	$-	$-

NOTE 22- RELATED PARTY TRANSACTIONS

Our transactions with related parties involve compensation arrangements for our officers and directors, including current compensation, share-based compensation, and compensation under options. We also paid service fees to two corporations controlled by two of our officers

1.	Shares sold to Related Parties (See Notes 9 and 12 above)	$-
2.	Notes payable to related party converted to shares (See Notes 9 and 12 above)	3,505,338
3.	Compensation to officers (Value of 3 million shares owed to Paul Averback in 2024 was $601,875, in which $300,937 was attributable to G&A, and $300,938 was attributable to R&D. The value of 1,000,000 shares to Patrick Doody was $69,276, attributable to R&D, totaling $370,213.50 for R&D, and $671,151 overall)	671,151
	Total Transactions for year	$4,176,489

Executive officers and directors participate in the Corporation’s stock option plan. Executive officers are covered under the Corporation’s health plan.

 Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2024	2023	2022
Salary and Compensation	$-	$157	$660
Short-term employee benefits	2	2	14
Stock-based compensation	671	3,357	412
Total	$673	$3,516	$1,086

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were nil for the years ended December 31, 2024, 2023 and 2022, respectively.

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

On November 14, 2024, the Company entered into an Addendum to the October 2, 2023, Extension to the Loan Agreement dated April 17, 2023, extending the total loan amount to $3,000,000 and providing Mr. Robinson with an option to convert the Amount due plus interest, upon notification to Nymox, into common shares at a purchase price of $0.30 (30 cents) per share, the option to be exercisable up to and until December 31, 2026.  The term of the Addendum is 24 months and expires on December 31, 2026, automatically extendible an additional 24 months unless refused by either party.

The above honorariums payment to directors and professional service fee paid to officers’ related party are part of the company’s G&A expense.

NOTE 23 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation, depreciation and lease amortization expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2024	2023	2022
Research and Development Program	$-	$-	$-
Alzheimer’s Disease: Therapeutics	-	-	-
Anti-Infectives	-	-	-
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	2,910	2,763	3,370
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	-	-	-
Total	$2,910	$2,763	$3,370

NOTE 24 - PERSONNEL EXPENSES

A detailed analysis of employee personnel related expenses for the years ended December 31, 2024, 2023 and 2022 is provided below:

In Thousands of US Dollars
Description	2024	2023	2022
Salaries and compensation	$425	$585	$1,100
Employer contributions	38	38	43
Short-term employee benefits	7	7	9
Stock-based compensation	671	3,357	412
Total	$1,141	$3,987	$1,564

NOTE 25 - CAPITAL DISCLOSURES AND FINANCIAL RISK

Approximately 91%, 97% and 97% of expenses that occurred during the years ended December 31, 2024, 2023 and 2022, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2024, 2023 or 2022.

NOTE 26 - FOREIGN EXCHANGE RISK

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2024 by approximately $8,495, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2024, 2023 and 2022 are trade accounts receivable of $0, for the three years. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2024, 2023 and 2022.

At December 31, 2024, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, and other receivables.

NOTE 28 - INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2024, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Accounts payable and accrued liabilities
December 31, 2024	$4,143	$4,143	$-
December 31, 2023	$3,050	$3,050	$-

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

NOTE 31 - SUBSEQUENT EVENTS

On January 15, 2025, the company issued the following options to the following individuals:  (1) 25,000 options to Lin Dood; (2) 1,000,000 options to Patrick Doody; (3) 4,000,000 options to James Robinson; and (4) 3,000,000 options to Paul Averback.

ITEM 9. OFFER AND LISTING DETAILS

Nymox’s common shares traded on the NASDAQ Stock Market until July 7, 2023, and since then on the Over The Counter (OTC) Pink Sheets  until June, 2024, and then began trading on the Over the Counter QB (OCTQB®) Venture Market in December, 2024, where it has traded since then. Nymox’s common shares traded on the NASDAQ National Market from December 1, 1997 until September 16, 1999 when they began trading on the NASDAQ SmallCap Market, now called the NASDAQ Capital Market. Nymox’s common shares also traded on the Montreal Exchange from December 18, 1995 until November 19, 1999.

The following tables set out the high and low reported trading prices of the common shares on the NASDAQ Stock Market and the OTC Markets during the periods indicated.

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2020	$4.79	$1.66
2021	$3.50	$0.94
2022	$2.10	$0.18
2023	$1.28	$0.12
2024	$0.51	$0.01

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2023	1st Quarter	$0.53	$0.32
	2nd Quarter	$0.50	$0.17
	3rd Quarter	$1.15	$0.12
	4th Quarter	$1.28	$0.42

2024	1st Quarter	$0.51	$0.30
	2nd Quarter	$0.42	$0.08
	3rd Quarter	$0.26	$0.0003
	4th Quarter	$0.21	$0.04

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2024	$0.21	$0.12
November, 2024	$0.15	$0.04
December, 2024	$0.15	$0.07
January, 2025	$0.13	$0.08
February, 2025	$0.12	$0.08
March, 2025	$0.15	$0.07
April 04, 2025	$0.15	$0.13

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

Material Contracts

The following is a summary of the material contracts to which the Corporation is a party, for the three years ended April 30, 2025.

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

On April 17, 2023, we signed a short-term loan agreement with the company’s director, James G, Robinson. The principal amount of the loan is $1,000,000 of which $500,000 was received on April 25, 2023, $250,000 was received on June 5, 2023 and $250,000 was received on July 3, 2023.  The Loan was paid off and settled in full on August 28, 2023. This Loan Agreement is re-issued as the “October 2, 2023 Loan Agreement” with the company’s director, James G, Robinson. The company received the first loan payment of $500,000 on October 11, 2023,a  second remittance was received of $250,000 on October 31, 2023, and the last remittance was received of $250,000 on January 15, 2024.

On February 28, 2024, we received an amount of $410,000 as a short-term loan from James G. Robinson. In the second quarter, we received a second remittance of $40,000 on April 19, 2024. A third remittance was received of $228,239 on May 3, 2024 and a fourth remittance was received of $300,000 on June 7, 2024. In the third quarter, we received an amount of $205,513 on July 2 nd , 2024. On July 31 st , 2024 we received an amount of $100,000. Another amount was received of $150,000 on August 23, 2024 and we received an amount of $157,000 on September 18, 2024. In the fourth quarter, we received an amount of $300,000 on October 10, 2024. On November 11, 2024 we received an amount of $200,000. On December 10, 2024 we received an amount of $100,000 and we received a last amount of $150,000 on December 18, 2024. As of December 31, 2024 a total of $2,340,752 was received under the note on February 28, 2024

On November 14, 2024, the Company entered into an Addendum to the October 2, 2023, Extension to the Loan Agreement dated April 17, 2023, extending the total loan amount to $3,000,000 and providing Mr. Robinson with an option to convert the Amount due plus interest, upon notification to Nymox, into common shares at a purchase price of $0.30 (30 cents) per share, the option to be exercisable up to and until December 31, 2026.  The term of the Addendum is 24 months and expires on December 31, 2026, automatically extendible an additional 24 months unless refused by either party.

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

Approximately 91% of expenses that occurred during the year ended December 31, 2024 (2023 - 97%; 2022 - 97%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2024, 2023 or 2022.

The following table provides significant items exposed to foreign exchange:

	December 31,	December 31,	December 31,
CA$	2024	2023	2022
Cash	$9,610	$29,868	$158,336
Trade accounts receivable and other receivables	35,905	14,112	14,202
Trade accounts payable and accrued liabilities	(302,288)	(294,419)	(284,109)
Total	$(256,773)	$(250,439)	$(111,571)

The following exchange rates were applied for the years ended December 31, 2024, 2023 and 2022:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2024	1.3702	1.4393
US$ - CA$ - December 31, 2023	1.3497	1.3226
US$ - CA$ - December 31, 2022	1.3013	1.3544

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2024 by approximately $8,495, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $0 (December 31, 2023 - $0), all of which were aged under 45 days. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2024, nor for the year ended December 31, 2023.

At December 31, 2024, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2024, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2024	$7,647,671	$7,647,671	$-
December 31, 2023	$3,799,812	$3,799,812	$-
December 31, 2022	$2,106,901	$2,106,901	$-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Corporation’s audit committee and management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2024 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In our assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, we determined that control deficiencies existed that constituted material weaknesses, as described below:

•	Lack of documented policies and procedures.
•	Given our officers' high degree of involvement in our day-to-day operations, there is a risk of management override.
•	There is no effective separation of duties, which includes monitoring controls, between the members of management.

Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. As a result, we have not been able to take steps to improve our internal controls over financial reporting during the year ended December 31, 2024. However, to the extent possible, we will implement procedures to ensure that the initiation of transactions, the custody of assets, and the recording of transactions will be performed by separate individuals. Management is currently evaluating what steps can be taken to address these material weaknesses.

Accordingly, we concluded that these control deficiencies resulted in a reasonable possibility that our internal controls would not prevent or detect a material misstatement of the annual or interim financial statements on a timely basis.

As a result of the material weaknesses described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control-Integrated Framework issued by COSO.

In light of these significant deficiencies, we performed additional analyses and procedures to conclude that our consolidated financial statements for the year ended December 31, 2024, included in this Annual Report on Form 20-F, were fairly stated in accordance with IFRS. Accordingly, management believes that despite our significant deficiency, our consolidated financial statements for the year ended December 31, 2024, are fairly stated, in all material respects, in accordance with IFRS.

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

(c) Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting materially.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is M&K CPAS, PLLC.

Fees and Services

For the years ended December 31, 2024 audited by M&K CPAS, PLLC, 2023 and 2022 TPS Thayer, for professional services, the following fees:

Description	US 2024	US 2023	US 2022

Audit fees	$36,500	$79,500	$140,069
Audit related fees	-	-	-
Tax fees	-	8,000	8,000
All other fees	-	-	-
Total	$36,500	$87,500	$148,069

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

All Other Fees – there were no other professional services rendered during the years ended December 31, 2024, 2023 and 2022.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit services provided by M&K CPAS, PLLC. These services may include audit services only. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. M&K CPAS, PLLC, and our management report to the Audit Committee regarding the extent of services actually provided by the applicable pre-approval and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed in the table above.

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

We did not identify any cybersecurity incidents during the year ended December 31, 2024 that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2024, 2023 and 2022 are included in Item 8 of this report and are incorporated by reference in this item.

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

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: June 3, 2025	/s/ Paul Averback
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

