Form 20-F
period 2025-12-31
NYMOX PHARMACEUTICAL CORP
filed 2026-09-14
CIK 1018735

United States

Securities and Ex change Commission

Washington, D.C. 20549

Form 20-F

☐     Registration Statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒     Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

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

[102,040,140] shares as of December 31, 2025

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial data for Nymox for the periods indicated, derived from financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) the financial statements have been audited by M&K CPAS, PLLC, of The Woodlands, in the United States as of December 31, 2025, December 31, 2024 and December 31, 2023, and by TPS Thayer Company, LLC of Houston, Texas in the United States as of December 31, 2022 and 2021, and are reported in U.S. dollars. The data set forth below should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto included in Part I, Item 8 of this report.

NYMOX PHARMACEUTICAL CORPORATION

Selected Consolidated Financial Data (In U.S. dollars)

Fiscal Year Ended December 31,	2025	2024	2023	2022	2021
Total Assets	$575,942	$653,752	$626,540	$1,625,332	$1,442,843
Share Capital	$173,883,208	$173,875,708	$173,816,208	$172,259,458	$165,061,049
Total Equity	$(9,305,703)	$(6,775,144)	$(3,173,274)	$(481,570)	$(505,968)
Sales	$-	$-	$-	$-	$-
Total Revenues (including sales)	$-	$-	$-	$-	$-
Loss from operating activities	$(3,676,757)	$(4,283,129)	$(8,351,234)	$(6,651,641)	$(12,504,248)
Net Loss	$(4,275,475)	$(4,491,797)	$(8,844,758)	$(6,575,922)	$(12,537,622)
Loss per Share (basic & diluted)	$(0.05)	$(0.05)	$(0.10)	$(0.07)	$(0.15)
Weighted Avg. No. of Common Shares	96,040,140	93,671,288	91,687,400	89,382,603	81,976,321

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

It is Uncertain When, if Ever, We Will Make a Profit

We first began operations in 1995. We have never made a profit. We incurred a net loss of approximately $4.5 million in 2024, and $4.3 million in 2025. As of December 31, 2025, Nymox’s accumulated deficit was approximately $216.7 million and we have Negative cash flows from operations of $1,806,000 for the year ended December 31, 2025. As of December 31, 2025, we had negative working capital of $9,306,391.

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

We Will Continue as a Going Concern

The Corporation will require additional funds to pursue its operations as a going concern for the fiscal year ending December 31, 2025 and beyond, some of the funds of which would be used to conduct further research and development, schedule clinical testing, obtain regulatory approvals and the commercialization of its product candidates. The Corporation had available cash of approximately $6,388 and a negative working capital of $9,306,391 as of December 31, 2025. Cash flows used in operations during 2025 were $1,806,000.

Management believes that current cash balances as at December 31, 2025 and anticipated funds from product sales will not be sufficient to fund its planned business operations and research and development programs over the next 12 months. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement. If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

We have incurred operating losses throughout our history. Management believes that such operating losses may continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

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

We Face Significant and Growing Competition

The modern pharmaceutical and biotechnology industries are intensely competitive. Our treatments under development for enlarged prostate BPH face significant competition from existing products. The main drugs for BPH have been alpha-blockers (such as tamsulosin (Flomax®), alfusozin (Uroxatral®), silodosin (Rapaflo®) and others); and 5-alpha reductase inhibitors (finasteride (Proscar®), dutasteride (Avodart®)). These also exist in combinations such as (dutasteride and tamsulosin) (Jalyn™). These drugs have been in the market for 20-30 years and their initial patents have expired, but some follow-on patents are still relevant. There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the passage leading from the bladder through the penis through which men urinate). The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat, energy or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH.

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

We have product liability insurance covering clinical trials and marketed products. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers. If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms. If our insurance coverage is not sufficient to cover fully all potential claims, the Corporation would be exposed to the risk that our litigation costs and liability could exceed our total assets and our ability to pay.

The Issuance of New Shares May Dilute Nymox’s Stock

The Corporation relies heavily on financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. The Corporation has historically primarily depended on financing under the Common Stock Private Purchase Agreement as well as direct private placements of its Common Stock to qualified investors to fund its operations. Moreover, Nymox may use its shares as currency in acquisitions. The issuance of further shares and the eligibility of issued shares for sale will dilute our common stock and may lower its share price. There were 105,040,140 common shares of Nymox issued and outstanding as of September 9, 2026. In addition, 14,375,000 share options are outstanding, of which 13,775.000 are currently vested. Expiry dates for Nymox options range from 3 years to 9 years (see note 13 to our consolidated financial statements). These options have been granted to employees, officers, directors and consultants of the Corporation.

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

We have funded our operations and projects primarily by selling shares of Nymox’s common stock. On December 1, 1996, our common shares began trading on the Nasdaq Stock Market. Nymox’s common shares were traded on NASDAQ from December 1, 1996 to July 9, 2023. Shares traded on the Over the Counter (OTC), Pink Sheets until June, 2024, and then began trading on the Over the Counter QB (OCTQB®) Venture Market in December, 2024, where it has traded since then. Nymox’s common shares were also traded on the Montreal Exchange from December 18, 1995 to November 19, 1999. In total through December 31, 2025, Nymox has raised over $204 million through the issuance of common stock or securities exercisable for shares of common stock since its incorporation in May 1995.

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

Historical Expenditures for Research and Development Activities

Since 2005, expenses have primarily related to the development and clinical trials of NX-1207, our candidate for the treatment of BPH. The breakdown of research and development costs for these periods is as follows:

Period	Amount (In Thousands of US$)
Prior to 2005	$18,507
2005	2,293
2006	3,171
2007	3,468
2008	2,389
2009	3,043
2010	4,552
2011	6,602
2012	6,586
2013	5,698
2014	3,859
2015	2,967
2016	2,722
2017	5,284
2018	4,925
2019	5,962
2020	7,167
2021	5,949
2022	3,370
2023	2,582
2024	2,910
2025	1,223
Total	$105,229

Total research and development expenditures to date, excluding stock-based compensation, depreciation and amortization expenses, are $105,229,000.

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

The Corporation has issued U.S. patents and issued patents in other countries covering NX-1207 that relate to the composition of the compound, its formulation, and its methods of use. The earliest expiry date for these U.S. patents was in 2022, and others have longer patent life ahead of them. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product may be eligible for a patent term extension of up to five years or more depending on the jurisdiction. The Corporation does not license any material patents related to NX-1207 from any third parties.

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

Our treatments under development for BPH face significant competition from existing products. The main drugs for BPH have been alpha-blockers (such as tamsulosin (Flomax®), alfusozin (Uroxatral®), silodosin (Rapaflo®) and others); and 5-alpha reductase inhibitors (finasteride (Proscar®), dutasteride (Avodart®)). These also exist in combinations such as (dutasteride and tamsulosin) (Jalyn™). These drugs have been in the market for 20-30 years and their initial patents have expired, but some follow-on patents are still relevant. There are a number of thermal treatments on the market designed to shrink the enlarged prostate by heating its tissue with a device inserted through the urethra (the tube leading from the bladder through the penis through which men urinate) or through the abdomen. The devices on the market use microwave energy (Prostatron®, Targis Therapy® or TherMatrx®), low level radiowaves (TUNA System®), lasers (Indigo LaserOptic Treatment System® or Laserscope GreenLight PVP™), direct heat or hot water to heat or burn away prostate tissue. A variety of surgical procedures exist to surgically reduce or remove the prostate or to widen the urethra. These include procedures to cut away prostate tissue such as TURP (transurethral resection of the prostate) and using a resectoscope with an electrical loop inserted through the penis to cut the prostate tissue. A small device used to widen the constricted urethra called a prostatic stent can also be inserted. In 2013, the FDA approved the Urolift™ system, a permanent surgical implant designed to pull back prostate tissue to improve urination in men with BPH. Other similar types of new stents have also been approved for BPH.

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

Property and Equipment

Nymox Pharmaceutical Corporation leases office space in St. Laurent, Quebec, Canada that comprise of approximately 3,070 square feet of leased space. This space is primarily used to store records including records related to clinical trials. Since July, 2018, Nymox Corporation leased an office in California that comprised of approximately 2,408 square feet of leased space. This lease has ended and the Company is planning to move to a new location to be determined.

Nymox Pharmaceutical Corporation and its US subsidiary Nymox Corporation own equipment used in research and development work. Nymox believes that its facilities are adequate for its current needs and that additional space, if required, would be available on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

(In US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the years ended December 31, 2025, 2024 and 2023. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated September 11, 2026. All amounts in this report are in U.S. dollars, unless otherwise noted.

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

As of December 31, 2025, we had an accumulated deficit of $216.7 million. However, our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds. Management believes that such operating losses will continue for at least the next few years because of expenditures relating to research and development of our potential therapeutic products.

Management believes that current cash balances as at December 31, 2025 and anticipated funds from product sales are not sufficient to fund substantially all its planned business operations and research and development programs over next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

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

Operating Results

Results of Operations – 2025 compared to 2024

Net losses were $4,275,475, or $0.05 per share, for the year ended December 31, 2025, compared to $ 4,491,797, or $0.05 per share, for the year ended December 31, 2024. Net loss includes stock and stock option compensation charges of $1,708,000 in 2025 and $671,151 in 2024.

Revenues

Revenues from sales of goods were nil for the year ended December 31, 2025 and 2024. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials and regulatory review and approval is a priority for the Corporation currently. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will significantly increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,481,965 for the year ended December 31, 2025, compared with $3,280,532 for the year ended December 31, 2024. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $259,250 for the year ended December 31, 2025 and $370,214 for the year ended December 31, 2024. For the year ended December 31, 2025, a decrease of $ 891,769 in lab service expenditures, a decrease of $110,964 in stock based compensation and a decrease of $789,253 in professional fees contribute to the decrease of expenses compared to the same period in 2024.

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

Marketing Expenses

Marketing expenditures were nil for the year ended December 31, 2025 and 2024 respectively. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $2,194,792 for the year ended December 31, 2025, compared with $ 1,002,596 for the year ended December 31, 2024. General and administrative expenditures also include stock compensation charges of $1,448,750 for the year ended December 31, 2025 and $ 300,938 in the comparative period in 2024. The increase of $1,192,196 in expenses for the year ended December 31, 2025 is primarily due to an increase of $1,147,812 in stock based compensation and an increase of $128,532 in professional fees compared to the same period in 2024. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

Finance Costs

Finance costs was $587,440 for the year ended December 31, 2025, compared with finance costs of $226,000 for the year ended December 31, 2024. The finance costs increase of $378,772 for the year ended December 31, 2025 is mainly attributable to an increase of $351,721 in finance charges (which includes $123,788 of amortization of the equity components of the convertible loan described in Note 9) and a decrease of $27,051 in finance income.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2025 or 2024.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2024 compared to 2023

Net losses were $4,491,797, or $0.05 per share, for the year ended December 31, 2024, compared to $8,844,758, or $0.10 per share, for the year ended December 31, 2023. Net loss includes stock and stock option compensation charges of $671,151 in 2024 and $2,458,912 in 2023.

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

Research and Development

Research and development expenditures were $3,280,532 for the year ended December 31, 2024, compared with $3,994,809 for the year ended December 31, 2023. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials, as well as demonstrating product efficacy and regulatory compliance prior to launch. Research and development expenditures also include stock and stock option compensation charges of $370,214 for the year ended December 31, 2024 and $1,231,172 for the year ended December 31, 2023. For the year ended December 31, 2024, an increase of $346,072 in lab service expenditures, a decrease of $860,959 in stock based compensation, a decrease of $66,167 in professional fees and a decrease of $78,500 in director compensation contribute to the decrease of expenses compared to the same period in 2023.

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

General and Administrative Expenses

General and administrative expenses were $1,002,596 for the year ended December 31, 2024, compared with $ 4,356,424 for the year ended December 31, 2023. General and administrative expenditures also include stock compensation charges of $ 300,938 for the year ended December 31, 2024 and $2,125,965 in the comparative period in 2023. The decrease of $3,353,828 in expenses for the year ended December 31, 2024 is primarily due to a decrease of $1,825,028 in stock based compensation, a decrease of $95,582 in shareholder relations, a decrease of $538,294 in professional fees and a decrease in loss on conversion of $440,000 compared to the same period in 2023. The Corporation expects that general and administrative expenditures will increase if and when product development leads to expanded operations.

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

Liquidity and Capital Resources

Financial Position

Liquidity and Capital Resources

As of December 31, 2025, cash and receivables totaled $28,000 compared with $101,000 and $81,000 at December 31, 2024 and 2023, respectively. Our operating expenses of demonstrating product efficacy and regulatory compliance prior to launch have continued during the period of year 2025.

Cash and cash equivalents amounted to $6,000, $74,000, and $70,000 as of December 31, 2025, 2024 and 2023, respectively.

We used cash in our operating activities in the amounts of $1.8 million, $2.6 million, and $4.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

A detailed analysis of our capital activities for the years ended December 31, 2025, 2024 and 2023 is included in the footnotes to the financial statements.

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

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relied almost exclusively on the issuance of common shares. Since inception, the Corporation has financed its liquidity needs primarily through private placements.

Contractual Obligations

Effective from August 2021, we renewed a long-term lease commitment for our premises in California (United States) of $7,874 per month until July 2022 and of $8,512 per month until July 2023, and $8,187 per month until January 2026. Our contractual obligations are summarized in the table below.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 years
Operating lease and rent for office space and equipment	$8,187	$8,187	$-	$-
Insurance premium installments	14,786	14,786
Total Contractual Obligations other than accounts payable and accrued liabilities	$22,973	$22,973	$-	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Paul Averback, M.D., D.A.B.P., 75, President and Director since September 1995, Chairman since June of 2001, and Co-Chairman since 2024, is the founder of Nymox and the inventor of much of its proprietary technology. Prior to founding Nymox, Dr. Averback served as President of Nymox’s predecessor, DMS Pharmaceuticals Inc. He received his M.D. in 1975 and taught pathology at universities, including Cambridge University, England (1977-1980), during which time he initiated his research on Alzheimer’s disease and McGill University (1980-1985). He has practised medicine in numerous institutions as well as in private practice. Dr. Averback has published extensively in the scientific and medical peer review literature. Dr. Averback is the inventor of Nymox's prostate treatments for BPH and prostate cancer.

Professor David Morse, Ph.D., 69, has been a director since June 8, 2006. He is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

Three (3) additional new Board Members will be elected to the Board of Directors in 2026. These new Directors will be disclosed during the proxy mailings and in subsequent 6-K filings and press disclosures.

Mr. James G. Robinson served on Nymox’s Board as Co-Chairman and was an avid supporter of the Company and a major shareholder, until his untimely passing in 2026. Mr Robinson will be sorely missed as a major force within the Company. He was a great visionary and source of strength and his service continues to have left a major positive impact for the Company and its shareholders. Mr. Robinson was CEO of Morgan Creek Productions, which for over 25 years has continued to be one of the leading and most successful independent production entities in the film business. Under his leadership, Morgan Creek has produced an assortment of highly successful and critically acclaimed feature films.

Compensation

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation’s financial year ended on December 31, 2025 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2025 for the Named Executive Officers. The Named Executive Officers are the Corporation’s Chief Executive Officer, and its General Counsel.

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

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ended December 31, 2025 were James G. Robinson, and Dr. David Morse.

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

Summary Compensation Table: Named Executive Officers

					Non-equity incentive plan compensation
Name and principal position	Year	Salary US$	Share based awards	Option- based awards (#)	Annual incentive plans	Long-term incentive	Pension value	All Other	Total US$
Dr. Paul Averback CEO and President	2025	-	-	-	-	-	-	-	-

Patrick Doody General Counsel	2025	-	-	-	-	-	-	-	-

Outstanding Incentive Plan Awards as of December 31, 2025: Named Executive Officers

	Option-based Awards
	Number of securities					Value of
	Underlying Unexercised Options			Option Exercise	Option Expiration	Unexercised In-the-money
Name	Total	Unvested	Vested	price	Date	Options
Dr. Paul Averback	5,025,000	-	5,025,000	$0.30	05/14/2035	$-
Dr. Paul Averback	100,000	100,000	0	$1.00	12/04/2033	$-
Dr. Paul Averback	3,000,000	-	3,000,000	$0.30	11/14/2034	$-

Patrick Doody	150,000	-	150,000	$0.25	07/04/2033	$-
Patrick Doody	350,000	350,000	0	$1.00	12/4/2033	$-
Patrick Doody	1,000,000	-	1,000,000	$0.30	11/14/2034	$-
Total	9,625,000	450,000	9,175,000			$-

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. From time to time the Corporation issue reward shares to directors for their service.

Summary Compensation Table: Directors

The following is a summary of independent director compensation for the year ended December 31, 2024:

Name	Fees Earned	Share-based awards	Option-based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)

None.

Outstanding Incentive Plan Awards as of December 31, 2025: Directors and Officers

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yyyy)	options
David Morse	125,000	-	125,000	$0.30	05/14/2035	$-
David Morse	20,000	-	20,000	$2.08	04/01/2029	$-
David Morse	30,000	-	30,000	1.75	05/11/2031	$-
David Morse	10,000	-	10,000	1.83	11/03/2031	-
David Morse	10,000	-	10,000	0.38	12/18/2032	-
David Morse	50,000	50,000	0	$1.00	12/4/2033	$-
James G. Robinson	100,000	-	100,000	$0.304	05/14/2035	$-
James G. Robinson	20,000	-	20,000	$2.08	04/01/2029	$-
James G. Robinson	30,000	-	30,000	1.75	05/11/2031	$-
James G. Robinson	10,000	-	10,000	1.83	11/03/2031	$-
James G. Robinson	10,000	-	10,000	0.38	12/18/2032	$-
James G. Robinson	100,000	100,000	0	1.00	12/04/2033	$-
James G. Robinson	4,000,000	-	4,000,000	2.00	11/14/2034	$-
Dr. Russell Thomson	200,000	-	200,000	$2.86	12/31/2029	$-
	-	-				$-
Total	4,715,000	150,000	4,565,000			$-

The options may be exercised until the expiration of the option or the date that is 90 days following the termination date, whichever occurs first.

Outstanding Incentive Plan Awards as of December 31, 2025: Employees

	Option-based Awards
	Number of securities underlying unexercised options			Option exercise	Option expiration date	Value of unexercised in-the-money
Name	Total	Unvested	Vested	price	(mm/dd/yyyy)	options
Lin Dodd	10,000		10,000	3.43	07/15/2032
Lin Dodd	25,000		25,000	1.00	11/14/2034
Total	35,000		35,000			$-

The options may be exercised any time after six months vest period until the expiration date of the option.

Share Ownership

As of September 9, 2026, the number of shares beneficially owned or controlled by directors and senior officers of the Corporation were as follows:

Name	Shares Beneficially Owned and controlled	Percentage of shares Beneficially Owned and Controlled
Paul Averback, M.D. (1)	50,863,332	44.9%
Paul Averback, M.D., Trustee (2)	607,031	0.6%
James G. Robinson (3)	12,123,580	11.0%
Patrick A. Doody (4)	2,425,000	2.3%
David Morse, Ph.D.(5)	245,396	0.2%
Total	66,264,339	55.1%

________________

(1)	Represents 42,738,332 shares of common stock and 8,125,000 shares of common stock issuable upon the exercise of options held by Dr. Averback under the Company’s share option plan.

(2)	Represents 607,031 shares of common stock held by Paul Averback, M.D., Trustee.

(3)

Represents 6,702,065 shares of common stock, 4,270,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants. Mr. Robinson served as a director of the Company until his passing in March 2026. His holdings are included pending administration of his estate.

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

Nymox’s Audit Committee consists of two directors appointed by the Board who are independent of management and who are generally knowledgeable in financial and auditing matters. The Chairman of the Audit Committee until recently was Mr. James G. Robinson, and the other member is Dr. David Morse. The primary role of the Audit Committee is to provide independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of Nymox with a particular focus on financial statements and financial reporting to shareholders. The Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements. It oversees all relationships between Nymox and the auditor, including reviewing on an ongoing basis any non-audit services and special engagements that may impact the objectivity or independence of the auditors. The auditor reports directly to the Audit Committee. The Audit Committee reviews the scope and results of the audit with the independent auditors.

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

The Human Resources and Compensation Committee consists of the independent directors of the Board. The Chairman of the Committee until recently was James G. Robinson; the other member is Dr. David Morse. The Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to our share option plan.

The Corporate Governance Committee consists of directors of the Board. The Chairman of the Committee is Dr. Paul Averback; the other member until recently was Mr. James G. Robinson. This Committee has the general mandate of providing a regular review of the management, business and affairs of Nymox, including our corporate governance. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY INFORMATION

Major Shareholders

The following table sets out as of September 9, 2026, the number of shares beneficially owned and controlled by Dr. Paul Averback, the President and CEO of Nymox and a member of the Nymox board of directors, and by all directors and officers as a group.

Name of Shareholder	Number of Shares Beneficially Owned and controlled	Percent of Shares Beneficially Owned and controlled
Dr. Paul Averback (1)	50,863,332	44.9%
James G. Robinson (2)	12,123,580	11.0%
All directors and officers as a group(3)	66,264,339	55.1%

____________

(1)	Represents 42,738,332 shares of common stock and 8,125,000 shares of common stock issuable upon the exercise of options held by Dr. Averback under the Company’s share option plan.

(2)

Represents 6,702,065 shares of common stock, 4,270,000 shares of common stock issuable upon the exercise of options held by Mr. Robinson under the Company’s share option plan and 1,151,515 shares of common stock underlying the warrants.

(3)

Represents 51,047,428 shares of common stock, 14,065,396 shares of common stock issuable upon the exercise of options and 1,151,515 shares of common stock underlying the warrants held by all directors and officers.

The above shares beneficially owned shareholders have the same voting rights as all other shareholders. The percent of shares beneficially held by Dr. Paul Averback is 44.9% as of September 9, 2026.

All shareholders of Nymox stock have the same voting rights. Other than Dr. Paul Averback, Mr. Robinson and the individuals above, Nymox does not know of any other shareholders that beneficially own or hold dispositive power over more than 5% of its shares.

Related Party Transactions

The Corporation’s related party transactions include salaries, benefits and stock-based compensation disclosed above for the years ended December 31, 2025, 2024 and 2023. The Corporation also entered into a long-term employment agreement with its President.

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

An application for Injunctive Relief and a Derivative Action was filed against the Company on or about October 3, 2023 in the Supreme Court of The Bahamas (Claim No. 2023/COM/com/0057). This action was terminated on March 21, 2024 in a Court Ordered “Notice of Withdrawal and Discontinuance.” As a result of the Claimants’ withdrawal, the Court also issued an “Order” ordering the Claimants to pay the Company the costs for the entire Action, and damages caused to the Company. The Court awarded the Company USD $203,075 payable to the Company by Christopher Riley and Randall Lanham and other plaintiffs.

On November 1, 2023, Nymox filed an action in the Superior Court of California, County of Orange (Case No. 30-2023-01358191-CU-BC-WJC) against Defendants Randall Lanham, M. Richard Cutler, Chris Riley, and Committee to Restore Nymox Share Value, seeking damages and injunctive relief arising from Defendants’ breaches of fiduciary duties, trade secret misappropriation, breach of contract, conversion, and violation of California Penal Code Section 496. The Court granted Nymox’s requests for a temporary restraining order and issued a preliminary injunction ordering Defendants to return all company documents and to cease other injurious behavior. Defendants have answered the Complaint. Defendant Cutler attempted to file a counterclaim for $28,559 in unpaid legal fees. However, the court rejected the counterclaim on procedural grounds. The matter against Mr. Cutler has been settled.

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

In April of 2025 motions in the U.S. District for the Central District in California were brought against the Company separately by Mr Lanham and by Mr Riley. The Court granted Nymox's motion to dismiss the complaints, with prejudice, in September of 2025 for the Lanham motions, and the Court subsequently also dismissed the Riley motions, with prejudice.

On December 10, 2025, Mr. Lanham filed a further action against the Company and Computershare Investor Services in the United States District Court for the Southern District of Illinois (Case No. 3:25-cv-02159), substantially similar to his California action that had been dismissed. Motions to dismiss are pending. In January 2026, Mr. Riley filed two actions in the Superior Court of California, County of Orange: on January 26, 2026, against Computershare, the Company, Dr. Averback and Mr. Robinson (Case No. 30-2026-01543101), in which no party has been served; and on January 29, 2026, against the Company and certain of its current and former directors and officers (Case No. 30-2026-01544609), alleging malicious prosecution and related claims arising from the Company’s 2023 action against him. The Company has filed an anti-SLAPP motion to dismiss the latter, scheduled to be heard on October 30, 2026. Mr. Riley’s separate application to reopen the Company’s 2023 action was denied on February 10, 2026. The Company considers these actions to be without merit, notes that prior actions brought by the same individuals were dismissed with prejudice, and intends to defend them vigorously. The Company does not currently expect these matters to have a material effect on its financial position.

ITEM 8. FINANCIAL INFORMATION

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements

As of December 31, 2025, 2024, and 2023 and for the years ended December 31, 2025, 2024, and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Nymox Pharmaceutical Corporation

Opinion on the Financial Statements

We have audited the consolidated financial statements of Nymox Pharmaceutical Corporation (the Company), which comprise the consolidated statement of financial position as of December 31, 2025 and 2024, and the consolidated statement of operations and comprehensive loss, consolidated statement of shareholders’ deficit and consolidated statement of cash flows for the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”)

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nymox Pharmaceutical Corporation at December 31, 2025 and 2024, and the results of its operations and its cash flows for the three years in the period ended December 31, 2025 in accordance with International Financial Reporting Standards (IFRS).

Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company has yet to generate a positive net income, has sustained losses since inception, and may require additional capital in the future. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on Nymox Pharmaceutical Corporation’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

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

Going Concern

As discussed in Note 2 to the consolidated financial statements, the Company has a going concern due to a working capital deficiency, recurring losses from operations, and stockholders’ deficit. Auditing management’s evaluation of a going concern can be a significant judgement given the fact that the Company uses management’s estimates on future revenues and expenses, which are not able to be substantiated. To evaluate the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure of going concern.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2024

The Woodlands, Texas

September 10, 2026

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2025, 2024 and 2023

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2025	2024	2023
Revenues
Sales of goods	4	$-	$-	$-
Total revenue			-	-

Cost of goods sold and operating Expenses
Cost of goods sold			-	-
Research and development	23	1,482	3,280	3,994
General and administrative		2,195	1,003	4,356
Total operating expenses		3,677	4,283	8,350

Loss from operations		(3,677)	(4,283)	(8,350)
Other income (expense)
Loss on conversion of debt				(440)
Other income		-	-	-
Finance income		(11)	17	7
Finance costs		(587)	(226)	(58)
Operating lease interest expense		-	-	(3)
Loss before income taxes		(4,275)	(4,492)	(8,844)
Income tax provision (recovery)	16	-	-	-
Net loss		$(4,275)	$(4,492)	$(8,844)
Attributable to:
Net loss attributable to Nymox shareholders		(4,275)	(4,492)	(8,844)
Basic and diluted loss per share		$(0.05)	$(0.05)	$(0.10)
Weighted average number of common shares outstanding	17	96,040	93,671	91,687

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position

For the Years Ended December 31, 2025 and 2024

(In Thousands of US Dollars and Thousands of Shares)

	Notes	2025	2024
ASSETS
Current assets
Cash		$6	$74
Other receivables		22	27
Security deposit		36	36
Prepaid assets		11	16
Bond Deposits	7	500	500
Total current assets		575	653
Non-current assets
Property and equipment	6	1	1
Total assets		$576	$654

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	10	$4,054	$3,897
Accounts payable to related parties	22	55	27
Accrued interest payable to related party	9	659	219
Advances, related Party	9	5,113	3,286
Total current liabilities		9,881	7,429
Total liabilities		9,881	7,429
Equity
Share capital – unlimited authorized shares at no par value 102,040 and 94,540 shares outstanding at December 31, 2025 and 2024, respectively	12	173,883	173,876
Share capital payable		272	3,811
Additional paid-in capital	12-15	33,289	28,012
Accumulated deficit		(216,749)	(212,474)
Total Stockholders’ equity (deficit)		(9,305)	(6,775)
Total liabilities and stockholders’ equity		$576	$654

The accompanying notes are on integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2025, 2024 and 2023

(In Thousands of US Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	2025	2024	2023

Net loss	$(4,275)	$(4,492)	$(8,844)
Adjustments for:
Loss on debt conversion	-	-	440
Depreciation	1	1	11
Stock-based compensation	1,708	671	3,357
Amortization and others	125	-	158
Changes in non-cash operating balances:
Other receivables	5	(16	(1)
Bond Deposits	-	-	(500)
Prepaid assets	5	(8)	-
Accounts payable and accrued liabilities	625	1,243	1,322
Net cash used in operating activities	(1,806)	(2,601)	(4,057)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment	(1)	-	(3)
Net cash flows used in investing activities	(1)	-	(3)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from the issuance of share capital and warrants	-	-	1,150
Borrowings on debt	1,739	2,669	1,750
Repayment of operating lease and financing obligation	-	(64)	(173)
Net cash provided from financing activities	1,739	2,605	2,727
Net (decrease) increase in cash	(68)	4	(1,333)
CASH
Beginning of year	74	70	1,403
End of year	$6	$74	$70
SUPPLEMENTAL DISCLOSURE
Income taxes paid	$-	$-	$-
Interest paid	$-	$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of note payable, related party, to equity	$-	$-	$(1,000)
Forgiveness of accrued and deferred salary[1]	$-	$-	$206
Equity component of convertible note	$37	$219	$-
Exchange of accounts payable for notes payable	$-	$150	$-

The accompanying notes are an integral part of these consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2025, 2024 and 2023

(In Thousands of US Dollars and Shares)

		Common Shares			Additional	Share
	Notes	No. of Shares	Amount	Subscription receivable	Paid-In Capital	Capital Payable	Accumulated Deficit	Total

December 31, 2022		90,515	$171,671	$-	$26,985	$-	$(199,138)	$(482)
Shares issuance for cash and subscriptions		1,175	1,150	-	-	-	-	1,150
Cancellation of accrued salary					206			206
Note Payable Converted into Shares		1,000	960		40			1,000
Warrant issued			-	-	440	-	-	440
Stock-based compensation and service fee	14	850	35	-	113	3,209	-	3,357
Net loss		-	-	-	-		(8,844)	(8,844)
Balance, December 31, 2023		93,540	$173,816	$-	$27,784	$3,209	(207,982)	$(3,173)
Stock-based compensation and service fee	14	1,000	60	-	9	602	-	671
Equity component of convertible note	9				219			219
Net loss		-	-	-	-		(4,492)	(4,492)
Balance, December 31, 2024		94,540	$173,876	$-	$28,012	$3,811	(212,474)	$(6,775)
Stock-based compensation and service fee	14	7,500	7	-	5,240	(3,539)		1,708
Equity component of convertible note	9				37			37
Net loss		-	-	-	-		(4,275)	(4,275)
Balance, December 31, 2025		102,040	$173,883	$-	$33,289	$272	$(216,749)	$(9,305)

The accompanying notes are on integral part of these consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to the Financial Statements

December 31, 2025, 2024 and 2023

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

The consolidated financial statements were authorized for issue by the Audit Committee of the Corporation’s Board of Directors on September 11, 2026

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

Management believes that current cash balances as of December 31, 2025 will not be sufficient to finance all of its planned business operations and research and development programs over the next year. However, the Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement If necessary, the Corporation intends to seek additional equity or finance through the existing private placements and/or other sources of capital in order to fund these operations and activities over the next year.

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

The company does not have any upfront payments, milestone payments or license revenue for the years ended December 31, 2025, 2024 and 2023.

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

NOTE 5 – NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

The following standards, amendments and improvements to the approved accounting standards would be effective from the dates mentioned below against the respective standard or interpretation:

Standard or Interpretation		IASB Effective Date (Annual periods beginning on or after)
IFRS 03	Reference to Conceptual Framework (Amendments)	01 January 2022
IFRS 09	Financial Instruments – Fees in the ‘10 percent’ test for derecognition of financial liabilities	01 January 2022
IFRS 10/IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendment)	Not Yet Finalized*
IAS 01	Classification of Liabilities as Current or Non-current liabilities (Amendments)	01 January 2024
IAS 16	Proceeds before Intended Use (Amendments)	01 January 2022
IAS 37	Onerous Contracts – Costs of Fulfilling a Contract (Amendments)	01 January 2022

_________

* Deferred indefinitely.

The above standards and amendments are not expected to have any material impact on the Company’s unconsolidated financial statements in the period of initial application.

NOTE 6 – PROPERTY AND EQUIPMENT

The carrying value of property and equipment included the following changes for the years ended December 31, 2025, 2024 and 2023:

In Thousands of US Dollars
	Laboratory Equipment	Computer Equipment	Office Equipment	Total
Cost
Balance at January 1, 2023	$418	$59	$116	$593
Additions	–	3	-	3
Disposals	–	–	–	–
Balance at December 31, 2023	418	$62	$116	$596
Additions	–	–	–	–
Disposals	–	–	–	–
Balance at December 31, 2024	418	$62	$116	$596
Additions	–	1	-	1
Disposals	–	–	–	–
Balance at December 31, 2025	$418	$63	$116	$597

Accumulated depreciation
Balance at January1, 2023	418	53	112	$583
Depreciation for the year	–	7	4	11
Disposals	–	–	–	–
Balance at December 31, 2023	$418	$60	$116	$594
Depreciation for the year	–	1	–	1
Disposals	–	–	–	–
Balance at December 31, 2024	418	$61	$116	$595
Depreciation for the year	–	1	-	1
Disposals	–	–	–	–
Balance at December 31, 2025	$418	$62	$116	$596
Carrying amounts
At December 31, 2023	$-	$2	$-	$2
At December 31, 2024	$-	$1	$-	$1
At December 31, 2025	$-	$1	$-	$1

The depreciation expense of property and equipment amounts to $952, $1,273, and $10,744 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 7 – BOND DEPOSITS

Bond deposits of $500,000 as a current asset represent deposits to Lexington National Insurance Company for an indemnity bond, and will be paid back to the company upon a condition Nymox anticipates being satisfied.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets include patents and acquired intellectual property rights. The patent and intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 on December 31, 2025, 2024, and 2023, are still the property of the Corporation. The patent and intellectual rights were fully amortized by year 2009.

NOTE 9 – ADVANCES RELATED PARTY

The Corporation received multiple short-term advances from Paul Averback, the company’s President and Chief Executive Officer. These advances were primarily used to cover payroll and other general short-term working capital requirements. All prior advances were repaid within the year, except for an outstanding balance of $15,000 from an advance received on April 15, 2024 and $13,000 from advances received in May 2025. The total amount of the advance as of December 31, 2025 is $28,000.

The Company has engaged in multiple funding arrangements with James G. Robinson, involving loans and equity issuances. These transactions, structured through various agreements and addenda, reflect an evolving financial relationship that has supported the Company’s ongoing operations. The financial transactions detailed below reflect the Company's funding arrangements with James G. Robinson.

On April 17, 2023, the Corporation entered into a short-term loan agreement with James G. Robinson for $1,000,000 remitted in cash. This amount was later converted into stock under an agreement on August 28, 2023, resulting in the issuance of 1,000,000 shares. Under the same August 28, 2023 agreement, an additional investment of $1,000,000 was made at $1.00 per share, leading to the issuance of another 1,000,000 shares, bringing the total issuance under this agreement to 2,000,000 shares.

On October 2, 2023, the Corporation entered into an extension to the April 17, 2023 loan, and the Corporation received $1,000,000 in three installments: $500,000 on October 11, 2023, $250,000 on October 31, 2023, and $250,000 on January 15, 2024. As of December 31, 2025, total borrowings under the extension agreement amounted to $1,000,000, with accrued interest of $214,489.

On November 14, 2024, the Company entered into an Addendum to the October 2, 2023, Extension to the Loan Agreement dated April 17, 2023, extending the total loan amount to at least $3,000,000 and the term by 24 months, expiring on December 31, 2026. The term can be automatically extended by an additional 24 months unless refused by either party. The increased loan amount covered funds received from James G. Robinson throughout the year. On February 28, 2024, the Corporation received $410,000. Additional funds were received in subsequent quarters, beginning with $40,000 on April 19, followed by $228,239 on May 3 and $300,000 on June 7. In the third quarter, the Corporation received $205,513 on July 2, $100,000 on July 31, $150,000 on August 23, and $157,000 on September 18. Further remittances in the fourth quarter included $300,000 on October 10, $200,000 on November 11, $100,000 on December 10, and $150,000 on December 18. As of December 31, 2024, total borrowings under the Addendum amounted to $2,340,752, with accrued interest of $104,286. Additional funds were received in the first quarter of 2025, beginning with $370,000 on January 21 and $435,000 on March 4. In the second quarter of 2025, the Corporation received $158,077 on May 20, 2025 and $100,000 on June 3, 2025. In the third quarter of 2025, the Corporation received $124,000 on July 2, $100,000 on July 27, $100,000 on August 15 and $100,000 on September 11. In the fourth quarter of 2025, the Corporation received $115,258 on October 22 and $57,000 on December 12. The total amount received in 2025 is $1,659,335 with accrued interest of $ 340,474. As of December 31, 2025, total borrowings under the Addendum amounted to $4,000,087, with accrued interest of $444,760. Thus, the total amount of the loan from James G. Robinson as of December 31, 2025, is $5,000,087, and the total accrued interest was $659,249.

Within the same November 14, 2024 Addendum, the Corporation provided Mr. Robinson with an option to convert the Amount due plus interest, upon notification to Nymox, into common shares at a purchase price of $0.30 (30 cents) per share, the option to be exercisable up to and until December 31, 2026.

Under IFRS (IAS 32 & IFRS 9), the convertible note has been bifurcated into separate loan and equity components, recognizing the economic substance of the conversion feature. The liability component has been measured based on the present value of future cash flows, discounted using an appropriate market interest rate for similar debt instruments without a conversion option. The equity component, representing the residual value attributed to the conversion right, has been determined to be $218,775 and recorded separately within shareholders’ equity.

The equity component was determined on initial recognition of the conversion feature, introduced by the Addendum to the loan agreement dated November 14, 2024, as the residual of the instrument's carrying amount over the fair value of its liability component at that date. In accordance with IAS 32, the amount so determined is not remeasured in subsequent periods. Accordingly, the equity component recognized within additional paid-in capital is not remeasured and remains at $218,775 in respect of the 2024 recognition (2024: $218,775), together with $36,919 recognized on the 2025 advances, giving $255,694 in total. The corresponding discount on the liability component is amortized to the December 31, 2026 maturity. Amortization of $123,788 was recognized during the year ended December 31, 2025, being $109,387 on the 2024 component and $14,401 on the 2025 advances, so that the unamortized discount at December 31, 2025 was $131,906. The equity component in additional paid-in capital and the unamortized discount on the liability are distinct balances arising from the same instrument.

The $1,659,335 in additional advances received under the Addendum during the year ended December 31, 2025 were funded under the same conversion terms established on November 14, 2024 and have been evaluated for bifurcation individually, using the present value of each advance's contractual repayment amount at its funding date discounted at an independently determined market rate of 11.52% for similar non-convertible debt (comprised of the one-year US Treasury yield and the ICE BofA CCC and Lower US High Yield Index option-adjusted spread, both as of November 14, 2024). This resulted in an aggregate equity component of $36,919, recorded as an increase to additional paid-in capital and a corresponding decrease to advances from a related party as of the applicable funding dates during 2025.

Under IFRS 9, the Corporation determined that the liability component of the loan is subsequently measured at amortized cost, requiring the $218,775 equity component to accrete back into the carrying amount of the loan over the remaining term to December 31, 2026 using the straight-line method, which the Corporation considers a reasonable approximation of the effective interest method given the short remaining term. Straight-line amortization was also applied to the $36,919 equity component attributable to the $1,659,335 in additional advances received during 2025 (see below), amortized from each advance's funding date to December 31, 2026. Amortization recognized for the year ended December 31, 2025 was $109,387 for the original equity component and $14,401 for the 2025 advances, for a combined increase to advances from a related party and to interest expense of $123,788 for the year ended December 31, 2025. This amount is presented within financial charges in the consolidated statement of operations.

The conversion feature is limited. Under the Addendum, the holder may convert amounts outstanding into common shares at $0.30 per share up to a maximum of 10,000,000 shares, based on debt of up to $3,000,000, exercisable until December 31, 2026. Indebtedness in excess of that amount is not convertible.

Additionally, the Corporation received from Mr. Robinson $216,805 in advances for legal expenses during the years 2024 and 2025.

Accrued interest on the advances of $659,249 (2024: $218,775) is presented as accrued interest payable to related party on the consolidated statements of financial position, separately from the carrying amount of the advances.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2025 and 2024 consisted of the following:

(In Thousands of US Dollars)
Description	2025	2024
Accounts payable	$4,027	$3,869
Accrued liabilities:
Payroll related liabilities	22	23
Other accrued liabilities	5	5
Accounts payable and accrued liabilities	$4,054	$3,897
Accounts payable to related parties (Note 22)	55	27
Accrued interest payable to related party (Note 9)	659	219
Total	$4,768	$4,143

Accounts payable to related parties of $54,743 (2024: $27,368) comprise amounts owed to Dr. Paul Averback of $8,368 (2024: $8,368), Mr. Patrick Doody of $36,375 (2024: $9,000) and Dr. David Morse of $10,000 (2024: $10,000) for expense reimbursements and fees, and are described further in Note 22. Accrued interest payable to a related party of $659,249 (2024: $218,775) is interest accrued on the convertible loan from Mr. James G. Robinson described in Note 9. Both are presented as separate lines on the consolidated statements of financial position.

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

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the year ended December 31, 2025, 2024 and 2023 respectively:

Operation lease right of Use Asset	In Thousands of US Dollars
	2025	2024	2023
Balances January 1	$-	-	158
Adjustments office lease	-	-	-
Accumulated amortization	-	-	(158)
Balances December 31	$-	$-	$-

The following table provides the changes in the Corporation’s operating lease liability for the year ended December 31, 2025, 2024 and 2023 respectively:

	In Thousands of US Dollars
Operating Lease Liabilities	2025	2024	2023
Balances as of January 1	$-	$-	173
Adjustment office lease	-	-	-
Repayments of lease liability	-	-	(176)
Interest expense	-	-	3
Balances as of December 31	$-	$-	$-
Lease liability due within one year	$-	$-	$-
Lease Liability long Term	-	$-	$-

The total future commitment payment amounts for 2024 and 2023 were nil.

NOTE 12 – SHARE CAPITAL

Common shares authorized, issued and related contributed capital by controlling shareholders as of December 31, 2025, 2024 and 2023 were as follows:

In Thousands of US Dollars and shares
Description	2025	2024	2023
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding:
Number of common shares	102,040	94,540	93,540
Dollars	$173,883	$173,876	$173,816

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

Common Stock

On November 14, 2024, the Board awarded 1,000,000 shares of restricted stock to Patrick Doody for his support of the Company.

During the year ended December 31, 2025, the Corporation issued 7,500,000 common shares to Dr. Paul Averback, President and Chief Executive Officer, in respect of compensation under the arrangement described in Note 14. Following this issuance, common shares issued and outstanding increased from 94,540,140 at December 31, 2024 to 102,040,140 at December 31, 2025.

NOTE 13 – STOCK OPTIONS

The Corporation has established a stock option plan (the “Plan”) for its key employees, officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares that may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods up to six years and are equity-settled. As of December 31, 2025, 625,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards for the years ended December 31, 2025, 2024 and 2023 and for options outstanding and exercisable as of December 31, 2025, the weighted average exercise price, and the weighted average remaining contractual life.

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding January 1, 2023	6,080,000	$1.76	2.92
Expired	-	-	-
Cancelled	(580,000)	1.33	-
Granted	850,000	0.79	9.93
Outstanding December 31, 2023	6,350,000	$1.67	2.65
Expired		-	-
Cancelled	-	-	-
Granted	-	-	-
Outstanding December 31, 2024	6,350,000	$1.67	1.65
Expired	(5,250,000)	1.74	-
Cancelled	-	-	-
Granted	13,275,000	0.81	9.07
Outstanding December 31, 2025	14,375,000	$0.85	8.90
Options exercisable	13,775,000	$0.85	8.94

The fair value of the options granted during the years ended December 31, 2025, 2024 and 2023, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2025		2024		2023
Share price	$-		$-		$1.30~0.40
Exercise price	$-		$-		$0.30
Risk-free interest rate	-%		-%		2.93~3.57%
Expected volatility	-%		-%		116.39%~119,84%
Expected option life in years	-	Yrs	-	Yrs	10.	Yrs
Expected dividend yield	-		-		-

The weighted average grant-date fair value of options granted during the year ended December 31, 2025 was $0.37 per option. Expected volatility was estimated considering historic average share price volatility. Expected dividends were determined to be nil, since the Corporation has never paid any dividends.

NOTE 14 - SHARE BASED COMPENSATION

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans. Dr. Averback received 3,000,000 restricted shares in July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a pro-rata basis and recorded an expense of $86,749 in 2022. After the corporation raised gross proceeds of approximately $6,400,000 before deducting fees and other offering expenses in March, 2022. Although the employment agreement expired, the Company continued to retain Dr. Averback for his services, and have operated under an implied contract month-to-month, and a new agreement will be established. 3 Million restricted shares are owed to Dr. Averback in compensation back pay pursuant to the implied contract, at a value of $272,500. Of these shares’ total value of $272,500, $136,250 was attributable to G&A, and $136,250 was attributable to R&D.

The stock and stock option-based compensation expense, all of which was awarded to directors and executives of the Corporation, is disaggregated in the statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, as follows:

In Thousands of US Dollars
Functional Expense Category	2025	2024	2023
General and administrative expense	$1,449	$301	$2,126
Research and development expense	259	370	1,231
Total	$1,708	$671	$3,357

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

In the third quarter of 2023, the Corporation issued 500,000 investor warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five-year term. In the fourth quarter of 2023, the Corporation issued 75,000 investor warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $1.50 with a two-year term.

A detail of warrant activity for the years ended December 31, 2025, 2024 and 2023 is as follows:

Description	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding 1-Jan-23	8,591,076	$3.86	3.67
Exercised	-	-	-
Granted	575,000	2.00	5.05
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-23	9,166,076	$3.74	2.82
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding 31-Dec-24	9,166,076	$3.74	1.82
Exercised	-	-	-
Granted	-	-	-
Expired	(2,575,000)	-	-
Cancelled	-	-	-
Outstanding 31-Dec-25	6,591,076	$2.15	1.10

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

Nymox recognized no provision (recovery) for federal income taxes for the years ended December 31, 2025, 2024 and 2023.

The following table is a reconciliation of effective tax rate:

In Thousands of US Dollars
Description	2025	2024	2023
Net loss for the year, before income taxes	$(4,275)	$(4,492)	$(8,844)
Net loss attributable to the Bahamas	(3,891)	(4,065)	(7,379)
Net loss attributable the United States	(384)	(427)	(566)
Domestic tax rate applicable to the Corporation	21%	21%	21%
Income taxes at domestic tax statutory rate	(81)	(90)	(119)
Change in valuation allowance	81	90	119
Deferred tax provision (recovery)	$-	$-	$-

As of December 31, 2025, 2024 and 2023, deferred tax assets not recognized were as follows:

In Thousands of US Dollars
Description	2025	2024	2023
Tax loss carry forward	$2,795	$2,411	$1,984
Patents capitalized and amortized for tax purposes	-	-	-
Unrecognized deferred tax assets	$2,795	$2,411	$1,984

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

The amount of net operating loss carry-forwards for US Federal income tax purposes is USD$2,795,000 and can be used against future profits indefinitely to a maximum of 80% of annual taxable income, if the corporation is successful in commercializing out products.

NOTE 17 - EARNINGS PER SHARE

Weighted average number of common shares outstanding:

In Thousands of Shares
Description	2025	2024	2023
Issued common shares at January 1	94,540	91,687	90,515
Effect of shares issued	1,500	1,984	1,172
Weighted average number of common shares outstanding at December 31	96,040	93,671	91,687

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future. For the year ending Dec. 31, 2025, the net loss was $4,275,475 resulting in a loss $0.05 per share, and the total number of shares that would have been issued upon exercise of options and warrants, and that were in the money, was zero.

NOTE 18 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURES

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NOTE 19 – FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs for the years ended December 31, 2025, 2024 and 2023, are detailed below:

In Thousands of US Dollars
Description	2025	2024	2023
Interest income	$2	$2	$6
Net foreign exchange gain(loss)	(13)	15	1
Finance income	(11)	17	7
Financial costs (Interest and bank charges)	(587)	(226)	(58)
Operating lease interest expense	-	-	(3)
Total finance income and costs	$(598)	$(209)	$(54)

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

In compliance with IFRS 8, paragraph 23, the following material financial components, which are included in the Company’s measure of segment profit or loss, are disclosed:

In Thousands of US Dollars

Segment Item	Amount	Reviewed by CODM?
Research and development costs	1,482	Yes
General and Administrative costs	2,195	Yes
Finance Costs	587	Yes

Information regarding the geographic reportable segment is as follows:

In Thousands of US Dollars
Description	Canada	United States	Europe
Revenues
2025	$-	$-	$-
2024	$-	$-	$-
2023	$-	$-	$-
Property and equipment
December 31, 2025	$1	$-	$–
December 31, 2024	$1	$-	$–
December 31, 2023	$2	$5	$–

The Corporation reports revenues based on the location of customers. As of December 31, 2025, no recognized revenue was attributable to Canada, the United States, or Europe, as the Corporation remains in the research and development phase without commercialized product sales.

Property and equipment are attributed to geographic locations based on their physical location. As of December 31, 2025, the Corporation held a minimal asset base, primarily consisting of research-related equipment in Canada. No significant property and equipment were located in the United States or Europe.

NOTE 21 - CONCENTRATIONS

Major customers

Customers that accounted for greater than 10% of revenues from sales of goods in any of the last three years were as follows:

In Thousands of US Dollars
Description	2025	2024	2023
Customer A	$-	$-	$-
Customer B	$-	$-	$-
Customer C	$-	$-	$-

NOTE 22- RELATED PARTY TRANSACTIONS

Our transactions with related parties involve compensation arrangements for our officers and directors, including current compensation, share-based compensation, and compensation under options. We also paid service fees to two corporations controlled by two of our officers

1. Notes payable to related party (See Notes 9 and 12 above)	5,244,892

2. Compensation to officers and directors. Stock option-based compensation recognized during the year totalled $1,435,500, comprising Dr. Paul Averback $812,250, Mr. James G. Robinson $489,000, Mr. Patrick Doody $120,000, Dr. David Morse $11,250 and Ms. Lin Dodd $3,000. In addition, the 3,000,000 shares owed to Dr. Averback under his employment arrangement were valued at $272,500. Total related party compensation for the year was therefore $1,708,000, of which $1,448,750 was attributable to general and administrative expense and $259,250 to research and development, consistent with Note 14.	1,708,000

At December 31, 2025 the Corporation owed $54,743 (2024: $27,368) to directors and officers for expense reimbursements and fees, comprising Dr. Paul Averback $8,368 (2024: $8,368), Mr. Patrick Doody $36,375 (2024: $9,000) and Dr. David Morse $10,000 (2024: $10,000). These amounts are unsecured, non-interest bearing and payable on demand, and are presented as accounts payable to related parties on the consolidated statements of financial position.

Total Transactions for year	$6,952,892

Executive officers and directors participate in the Corporation’s stock option plan. Executive officers are covered under the Corporation’s health plan.

No common shares were issued to Mr. Robinson, and no portion of the loan or accrued interest thereon was converted into common shares, during the years ended December 31, 2025 and December 31, 2024. The Loan Convertible Option granted under the Addendum dated November 14, 2024 remained unexercised at December 31, 2025. Amounts presented above as notes payable to a related party comprise loan advances and accrued interest outstanding and do not represent amounts converted into share capital.

Notes payable to a related party of $5,244,892 comprises principal advances, advances for legal expenses paid on the Corporation's behalf, and unrelated advances. Equity components of $255,694 were recognized on initial recognition of the conversion feature described in Note 9, comprising $218,775 in 2024 and $36,919 on additional advances received during 2025, and are not subsequently remeasured. The resulting discount is amortized on a straight-line basis to the respective maturity dates, of which $123,788 was recognized as interest expense for the year ended December 31, 2025 ($109,387 relating to the 2024 equity component and $14,401 to the 2025 equity components). The unamortized discount at December 31, 2025 was therefore $131,906, and the carrying amount presented within current liabilities as advances from a related party was $5,112,986.

Key management personnel compensation of $1,708 thousand comprises share-based compensation attributable to directors and executives of the Corporation, of which $1,448,750 is included in general and administrative expense and $259,250 in research and development expense. This represents the whole of the share-based compensation recognized for the year as disclosed in Note 14; no amount was awarded to recipients outside key management personnel.

 Key management personnel compensation is comprised of:

In Thousands of US Dollars
Description	2025	2024	2023
Salary and Compensation	$-	$-	$157
Short-term employee benefits	2	2	2
Stock-based compensation	1,708	671	3,357
Total	$1,710	$673	$3,516

Total honorariums earned by the independent directors of the Corporation for participation in Board and Committee meetings were nil for the years ended December 31, 2025, 2024 and 2023, respectively.

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

NOTE 23 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, excluding stock-based compensation, depreciation and lease amortization expenses, allocated to our major research and development programs are as follows:

In Thousands of US Dollars
	For the Year Ended December 31,
Research and Development Program	2025	2024	2023
Research and Development Program	$-	$-	$-
Alzheimer’s Disease: Therapeutics	-	-	-
Anti-Infectives	-	-	-
BPH (Enlarged Prostate) and Prostate Cancer Therapeutics	1,223	2,910	2,763
Tobacco Exposure Tests: NicAlert™ and TobacAlert™	-	-	-
Total	$1,223	$2,910	$2,763

NOTE 24 - PERSONNEL EXPENSES

A detailed analysis of employee personnel related expenses for the years ended December 31, 2025, 2024 and 2023 is provided below:

In Thousands of US Dollars
Description	2025	2024	2023
Salaries and compensation	$407	$425	$585
Employer contributions	35	38	38
Short-term employee benefits	33	7	7
Stock-based compensation	1,708	671	3,357
Total	$2,183	$1,141	$3,987

NOTE 25 - CAPITAL DISCLOSURES AND FINANCIAL RISK

Approximately 91%, 91% and 97% of expenses that occurred during the years ended December 31, 2025, 2024 and 2023, respectively, were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2025, 2024 or 2023.

NOTE 26 - FOREIGN EXCHANGE RISK

We have no significant items exposed to foreign exchange.

Based on the Corporation’s foreign currency exposures, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2025 by approximately $8,495, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position as of December 31, 2025, 2024 and 2023 are trade accounts receivable of $0, for the three years. No bad debt expense was recorded on trade accounts receivable for the years ended December 31, 2025, 2024 and 2023.

At December 31, 2025, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, and other receivables.

NOTE 28 - INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash during the year ended December 31, 2025, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

In Thousands of US Dollars
Description	Carrying Amount	Less than 1 year	1 year to 5 years
Accounts payable and accrued liabilities
December 31, 2025	$4,054	$4,054	$-
December 31, 2024	$3,897	$3,897	$-

NOTE 30 – COMMITMENTS AND CONTINGENCIES

An application for Injunctive Relief and a Derivative Action was filed against the Company on or about October 3, 2023 in the Supreme Court of The Bahamas (Claim No. 2023/COM/com/0057). This action was terminated on March 21, 2024 in a Court Ordered “Notice of Withdrawal and Discontinuance.” As a result of the Claimants’ withdrawal, the Court also issued an “Order” ordering the Claimants to pay the Company the costs for the entire Action, and damages caused to the Company. The Court awarded the Company USD $203,075 payable to the Company by Christopher Riley and Randall Lanham and other plaintiffs.

On November 1, 2023, Nymox filed an action in the Superior Court of California, County of Orange (Case No. 30-2023-01358191-CU-BC-WJC) against Defendants Randall Lanham, M. Richard Cutler, Chris Riley, and Committee to Restore Nymox Share Value, seeking damages and injunctive relief arising from Defendants’ breaches of fiduciary duties, trade secret misappropriation, breach of contract, conversion, and violation of California Penal Code Section 496. The Court granted Nymox’s requests for a temporary restraining order and issued a preliminary injunction ordering Defendants to return all company documents and to cease other injurious behavior. Defendants have answered the Complaint. Defendant Cutler attempted to file a counterclaim for $28,559 in unpaid legal fees. However, the court rejected the counterclaim on procedural grounds. The matter against Mr. Cutler has been settled.

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

In April of 2025 motions in the U.S. District for the Central District in California were brought against the Company separately by Mr Lanham and by Mr Riley. The Court granted Nymox's motion to dismiss the complaints, with prejudice, in September of 2025 for the Lanham motions, and the Court subsequently also dismissed the Riley motions, with prejudice.

On December 10, 2025, Mr. Lanham filed a further action against the Company and Computershare Investor Services in the United States District Court for the Southern District of Illinois (Case No. 3:25-cv-02159), substantially similar to his California action that had been dismissed. Motions to dismiss are pending. In January 2026, Mr. Riley filed two actions in the Superior Court of California, County of Orange: on January 26, 2026, against Computershare, the Company, Dr. Averback and Mr. Robinson (Case No. 30-2026-01543101), in which no party has been served; and on January 29, 2026, against the Company and certain of its current and former directors and officers (Case No. 30-2026-01544609), alleging malicious prosecution and related claims arising from the Company’s 2023 action against him. The Company has filed an anti-SLAPP motion to dismiss the latter, scheduled to be heard on October 30, 2026. Mr. Riley’s separate application to reopen the Company’s 2023 action was denied on February 10, 2026. The Company considers these actions to be without merit, notes that prior actions brought by the same individuals were dismissed with prejudice, and intends to defend them vigorously. The Company does not currently expect these matters to have a material effect on its financial position.

The Company considers the pending actions against it to be without merit, notes that prior actions brought by the same individuals were dismissed with prejudice, and intends to defend them vigorously. No provision has been recognized in respect of any of these matters as the Company does not consider an outflow of resources embodying economic benefits to be probable, and the amounts, if any, cannot be reliably estimated. The Company does not currently expect these matters to have a material effect on its financial position.

Currently the Canadian Revenue Authorities (“CRA”) is asserting that the Company owes additional taxes for the domicile move from Canada to the Bahamas. The Company disputes this allegation and is currently contesting the matter with the CRA. No resolution has been reached as of today’s date.

NOTE 31 - SUBSEQUENT EVENTS

On March 27, 2026 the Company sadly announced the passing of its eminent Co-Chairman James G. Robinson.

On May 7, 2026, the Corporation issued 3,000,000 common shares to Dr. Paul Averback, President and Chief Executive Officer, in settlement of compensation owed under his employment arrangement in lieu of salary, as described in Note 14. The obligation was recognized at December 31, 2025 within share capital payable at a value of $272,500, and the issuance settled that liability without further charge to the consolidated statement of operations. Following the issuance, common shares issued and outstanding increased from 102,040,140 to 105,040,140.

At December 31, 2025 the Corporation was indebted to Mr. Robinson in the amount of $5,216,892 of principal advances, together with accrued and unpaid interest of $659,249, repayable on or before December 31, 2026 in accordance with the Addendum to the loan agreement dated November 14, 2024.

The Loan Convertible Option granted to Mr. Robinson under that Addendum entitles the holder to convert amounts outstanding into common shares of the Corporation at $0.30 per share, up to a maximum of 10,000,000 shares based on debt of up to $3,000,000, exercisable until December 31, 2026. The option was unexercised at December 31, 2025 and, following Mr. Robinson's death, forms part of his estate. Were the option exercised in full, the Corporation would issue 10,000,000 common shares in satisfaction of $3,000,000 of indebtedness.

As at the date of these consolidated financial statements the Corporation has not received notice of exercise of the option, nor has it agreed revised repayment terms with the representatives of Mr. Robinson's estate. The Corporation's ability to satisfy the indebtedness when due, or to agree an extension of its terms, is subject to negotiation with the estate and the outcome of those discussions is not presently determinable.

On June 2, 2026 the Company announced that regulatory plans for Nymozarfex (TM) are currently focused on re-submission in the US for marketing approval. The initial US submission in 2023 was refused and was not reviewed. Subsequently 2 European applications were successfully accepted for review. Current refusals after reviews in both European submissions will require re-submission if the decision were made by the Company to pursue the latter approvals further. Updated re-submissions will require additional financing.

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

Annual High and Low Market Prices – Past Five Years

YEAR	ANNUAL HIGH	ANNUAL LOW
2021	$3.50	$0.94
2022	$2.10	$0.18
2023	$1.28	$0.12
2024	$0.51	$0.01
2025	$0.15	$0.04

Quarterly High and Low Market Prices – Past Two Years

YEAR	QUARTERLY PERIOD	HIGH SALES PRICE	LOW SALES PRICE
2024	1st Quarter	$0.51	$0.30
	2nd Quarter	$0.42	$0.08
	3rd Quarter	$0.26	$0.0003
	4th Quarter	$0.21	$0.04

2025	1st Quarter	$0.15	$0.07
	2nd Quarter	$0.15	$0.06
	3rd Quarter	$0.11	$0.04
	4th Quarter	$0.15	$0.04

Monthly High and Low Market Prices – Most Recent Six Months

DATE	MONTHLY HIGH	MONTHLY LOW
October, 2025	$0.15	$0.06
November, 2025	$0.12	$0.07
December, 2025	$0.08	$0.04
January, 2026	$0.07	$0.04
February, 2026	$0.05	$0.04
March, 2026	$0.11	$0.05
April, 2026	$0.08	$0.035
May, 2026	$0.15	$0.035

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

Dividends and gains on sale. Except as described below with respect to the “passive foreign investment corporation” rules, dividends paid by Nymox to a U.S. Holder, without reduction for Canadian withholding taxes, will be included in the gross income of such U.S. Holder, as a dividend, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Nymox’s current and accumulated earnings and profits will first be applied to reduce the U.S. Holder’s tax basis in its Nymox common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the common shares. A dividend paid by Nymox generally will be taxed at the preferential tax rates applicable to long-term capital gains (where the maximum federal rate is currently 20%) if (a) Nymox is a “qualified foreign corporation” as defined in Section 1(h)(11) of the Code, (a “QFC”), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend). Nymox currently meets the definition of a QFC because its common shares are readily tradable on the OTCQB, an established securities market in the United States, provided that Nymox is not a “passive foreign investment corporation” (as described below) for the taxable year during which Nymox pays a dividend or for the preceding taxable year. If Nymox were to be delisted from the OTCQB, it is not clear whether Nymox would meet the definition of a QFC. If Nymox is not a QFC, a dividend paid by Nymox to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

On April 17, 2023, we signed a short-term loan agreement with the company’s director, James G, Robinson. The principal amount of the loan is $1,000,000 of which $500,000 was received on April 25, 2023, $250,000 was received on June 5, 2023 and $250,000 was received on July 3, 2023. The Loan was paid off and settled in full on August 28, 2023. This Loan Agreement is re-issued as the “October 2, 2023 Loan Agreement” with the company’s director, James G, Robinson. The company received the first loan payment of $500,000 on October 11, 2023, a second remittance was received of $250,000 on October 31, 2023, and the last remittance was received of $250,000 on January 15, 2024.

On February 28, 2024, we received an amount of $410,000 as a short-term loan from James G. Robinson. In the second quarter, we received a second remittance of $40,000 on April 19, 2024. A third remittance was received of $228,239 on May 3, 2024 and a fourth remittance was received of $300,000 on June 7, 2024. In the third quarter, we received an amount of $205,513 on July 2nd , 2024. On July 31st, 2024 we received an amount of $100,000. Another amount was received of $150,000 on August 23, 2024 and we received an amount of $157,000 on September 18, 2024. In the fourth quarter, we received an amount of $300,000 on October 10, 2024. On November 11, 2024 we received an amount of $200,000. On December 10, 2024 we received an amount of $100,000 and we received an amount of $150,000 on December 18, 2024. Additional funds were received in the first quarter of 2025, beginning with $370,000 on January 21 and $435,000 on March 4. In the second quarter of 2025, the Corporation received $158,077 on May 20, 2025 and $100,000 on June 3, 2025. In the third quarter of 2025, the Corporation received $124,000 on July 2, $100,000 on July 27, $100,000 on August 15 and $100,000 on September 11. In the fourth quarter of 2025, the Corporation received $115,257.81 on October 22 and $57,000 on December 12. As of December 31, 2025 a total of $4,000,087 was received under the note on February 28, 2024.

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

Approximately 91% of expenses that occurred during the year ended December 31, 2025 (2024 - 91%; 2023 - 97%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2025, 2024 or 2023.

The following table provides significant items exposed to foreign exchange:

	December 31,	December 31,	December 31,
CA$	2025	2024	2023
Cash	$400	$9,610	$29,868
Trade accounts receivable and other receivables	28,871	35,905	14,112
Trade accounts payable and accrued liabilities	(317,685)	(302,288)	(294,419)
Total	$(288,414)	$(256,773)	$(250,439)

The following exchange rates were applied for the years ended December 31, 2025, 2024 and 2023:

Description	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2025	1.3978	1.3706
US$ - CA$ - December 31, 2024	1.3702	1.4393
US$ - CA$ - December 31, 2023	1.3497	1.3226

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar against the Canadian dollar would have decreased the net loss for the year ended December 31, 2025 by approximately $8,495, assuming that all other variables remained constant.

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

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $0 (December 31, 2024 - $0), all of which were aged under 45 days. No bad debt expense on trade accounts receivable was recorded for the year ended December 31, 2025, nor for the year ended December 31, 2024.

At December 31, 2025, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2025, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

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

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2025	$10,222,494	$10,222,494	$-
December 31, 2024	$7,647,671	$7,647,671	$-
December 31, 2023	$3,799,812	$3,799,812	$-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Corporation’s audit committee and management has concluded that the Consolidated Financial Statements as of and for the year ended December 31, 2025 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In our assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, we determined that control deficiencies existed that constituted material weaknesses, as described below:

•	Lack of documented policies and procedures.

•	Given our officers' high degree of involvement in our day-to-day operations, there is a risk of management override.

•	There is no effective separation of duties, which includes monitoring controls, between the members of management.

Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. As a result, we have not been able to take steps to improve our internal controls over financial reporting during the year ended December 31, 2025. However, to the extent possible, we will implement procedures to ensure that the initiation of transactions, the custody of assets, and the recording of transactions will be performed by separate individuals. Management is currently evaluating what steps can be taken to address these material weaknesses.

Accordingly, we concluded that these control deficiencies resulted in a reasonable possibility that our internal controls would not prevent or detect a material misstatement of the annual or interim financial statements on a timely basis.

As a result of the material weaknesses described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2025, based on criteria established in the Internal Control-Integrated Framework issued by COSO.

In light of these significant deficiencies, we performed additional analyses and procedures to conclude that our consolidated financial statements for the year ended December 31, 2025, included in this Annual Report on Form 20-F, were fairly stated in accordance with IFRS. Accordingly, management believes that despite our significant deficiency, our consolidated financial statements for the year ended December 31, 2025, are fairly stated, in all material respects, in accordance with IFRS.

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

(c) Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal control over financial reporting materially.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal independent auditor is M&K CPAS, PLLC.

Fees and Services

For the years ended December 31, 2025, 2024 and 2023 audited by M&K CPAS, for professional services, the following fees:

Description	US 2025	US 2024	US 2023

Audit fees	$48,200	$36,500	$79,500
Audit related fees	-	-	-
Tax fees	-	-	8,000
All other fees	-	-	-
Total	$48,200	$36,500	$87,500

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

All Other Fees – there were no other professional services rendered during the years ended December 31, 2025, 2024 and 2023.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee’s policy is to pre-approve all audit provided by M&K CPAS, PLLC. These services may include audit services only. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. M&K CPAS, PLLC, and our management report to the Audit Committee regarding the extent of services actually provided by the applicable pre-approval and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed in the table above.

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

We did not identify any cybersecurity incidents during the year ended December 31, 2025 that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial statements for the three years ended December 31, 2025, 2024 and 2023 are included in Item 8 of this report and are incorporated by reference in this item.

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

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: September 14, 2026	/s/ Paul Averback
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

