Form 20-F/A
period 2025-12-31
NYMOX PHARMACEUTICAL CORP
filed 2026-09-16
CIK 1018735

United States

Securities and Ex change Commission

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Form 20-F”), filed with the United States Securities and Exchange Commission on September 14, 2026 (the “Original Filing Date”), solely to furnish the Interactive Data File exhibits required by Item 601(b)(101) of Regulation S-K. These exhibits were inadvertently not included with our Form 20-F filing.

No other changes have been made to the Form 20-F. This Amendment speaks as of the Original Filing Date and does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way the disclosures made in the Form 20-F.

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

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2024

The Woodlands, Texas

September 10, 2026

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2025, 2024 and 2023

(In Thousands of US dollars Other Than per Share Amounts and Thousands of Shares)

	Notes	2025	2024	2023
Revenues
Sales of goods	4	$-	$-	$-
Total revenue		-	-	-

Cost of goods sold and operating Expenses
Cost of goods sold		-	-	-
Research and development	23	1,482	3,280	3,994
General and administrative		2,195	1,003	4,356
Total operating expenses		3,677	4,283	8,350

Loss from operations		(3,677)	(4,283)	(8,350)
Other income (expense)
Loss on conversion of debt				(440)
Other income		-	-	-
Finance income		(11)	17	7
Finance costs		(587)	(226)	(58)
Operating lease interest expense		-	-	(3)
Loss before income taxes		(4,275)	(4,492)	(8,844)
Income tax provision (recovery)	16	-	-	-
Net loss		$(4,275)	$(4,492)	$(8,844)
Attributable to:
Net loss attributable to Nymox shareholders		(4,275)	(4,492)	(8,844)
Basic and diluted loss per share		$(0.05)	$(0.05)	$(0.10)
Weighted average number of common shares outstanding	17	96,040	93,671	91,687

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

The fair value of the options granted during the years ended December 31, 2025, 2024 and 2023, was determined using the Binomial Option pricing model using the following weighted average assumptions:

Description	2025		2024		2023
Share price	$-		$-		$1.30~0.40
Exercise price	$-		$-		$0.30
Risk-free interest rate	-%		-%		2.93~3.57%
Expected volatility	-%		-%		116.39%~119.84%
Expected option life in years	-	Yrs	-	Yrs	10.	Yrs
Expected dividend yield	-		-		-

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

