Form 20-F/A
period 2025-12-31
NYMOX PHARMACEUTICAL CORP
filed 2026-09-29
CIK 1018735

United States

Securities and Ex change Commission

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

We are filing this Amendment No. 2 on Form 20-F/A (this “Amendment No. 2”) to our Annual Report on Form 20-F for the year ended December 31, 2025, originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2026 (the“Original Filing Date”), as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on September 16, 2026 (“Amendment No. 1”; the annual report as so amended, the “Form 20-F”). This Amendment No. 2 is being filed solely to correct the date of the Report of Independent Registered Public Accounting Firm of M&K CPAS, PLLC included in this report, which was dated September 10, 2026 in the Form 20-F and is dated September 11, 2026 in this Amendment No. 2.

Amendment No. 1 was filed solely to furnish the Interactive Data File exhibits required by Rule 405 of Regulation S-T and Instruction 101 to the Instructions as to Exhibits of Form 20-F, which had not been included with the original filing; its explanatory note incorrectly referred to Item 601(b)(101) of Regulation S-K. In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 2 sets forth the complete text of the Form 20-F, including the consolidated financial statements, and includes new certifications of our principal executive officer and principal financial officer as Exhibits 12(a), 12(b), 13(a) and 13(b), and the Interactive Data File exhibits. Other than the correction of the audit report date, the dates of the signature page and certifications, and the listing of Exhibits 101 and 104 in the exhibit index, no other changes have been made to the Form 20-F. This Amendment No. 2 speaks as of the Original Filing Date, does not reflect events that may have occurred after the Original Filing Date, and does not modify or update the disclosures in the Form 20-F except as described above.

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

September 11, 2026

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

12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (Inline XBRL): EX-101.INS, EX-101.SCH, EX-101.CAL, EX-101.DEF, EX-101.LAB and EX-101.PRE
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

________

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

Date: September 29, 2026	/s/ Paul Averback
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

12(a)	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
12(b)	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a)
13(a)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13(b)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (Inline XBRL): EX-101.INS, EX-101.SCH, EX-101.CAL, EX-101.DEF, EX-101.LAB and EX-101.PRE
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

__________

* Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted portions have been filed separately with the SEC.

